

ESPRIT
ENERGY GROUP



Esprit Energy Group

Suite 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1
TEL 403-213-3700 FAX 403-213-3710 WEB www.eee.ca

United States Securities & Exchange Commission
Washington, D.C.
20549



05010807

SUPPL

August 22, 2005

Re: File Number 82-34890

Dear Sirs:

We enclose all information required of us by Rule 12g3-2(b) since the date of our initial submission which includes:

Document Type	Additional Information
Form 52-109FT2 - Certification of Interim Filings - CEO	
Form 52-109FT2 - Certification of Interim Filings - CFO	
Interim financial statements - English	
MD&A - English	
News release - English	
News release - English	
News release - English	
News release - English	
Final Receipt	Nova Scotia Securities Commission
Final Receipt	Autorite Des Marches Financiers
MRRS Decision Document (Final)	Alberta Securities Commission
Audited annual financial statements - French	
Auditors' consent letter	Deloitte & Touche LLP
Auditors' consent letter	KPMG
Business acquisition report - French	Formule 51-102F4
Consent letter of issuer's legal counsel	Bennett Jones LLP
Consent letter of underwriters' legal counsel	Blake, Cassels & Graydon LLP
Consent letter(s) of other expert(s)	ajm Petroleum Consultants
Consent letter(s) of other expert(s)	Gilbert Laustsen Jung Associates Ltd.
Consent letter(s) of other expert(s)	ajm Petroleum Consultants
Consent letter(s) of other expert(s)	Gilbert Laustsen Jung Associates Ltd.
Cover letter	Bennet Jones LLP
Final short form prospectus - English	
Final short form prospectus - French	
Interim financial statements - French	
Management information circular - French	
Material change report - French	
MD&A - French	


SEC MAIL
PROCESSING
RECEIVED
AUG 24 2005
WASH

MD&A - French	
Revised annual information form - French	
Material change report - French	Annexe 51-102A3
Material change report - French	Annexe 51-102A3
Preliminary Receipt	Nova Scotia Securities Commission
MRRS Decision Document (Preliminary)	Alberta Securities Commission
MRRS Decision Document (Preliminary)	Alberta Securities Commission
News release - English	
Preliminary Receipt	Autorite Des Marches Financiers
Business acquisition report - English	Form 51-102F4
Material change report - English	Form 51-102F3
Material document - English	Share Purchase Agreement(Markedon)
Material document - English	Share Purchase Agreement (Monroe)
Other material contract(s)	Underwriting Agreement
Preliminary short form prospectus - English	
Preliminary short form prospectus - French	
News release - English	
Material change report - English	Form 51-102F3
News release - English	
Security holders documents - English	Administration Agreement
Security holders documents - English	Support Agreement
Security holders documents - English	Amended and Restated Trust Indenture

Please sign where indicated on the enclosed copy of this letter to indicate your receipt of these documents and return it to us using the enclosed self-addressed envelope.

Yours truly,

Greg Jerome
V.P. Finance & Corporate Secretary

cc Brent Kraus

GJ/vlp
Enclosures

Exemption Number
82-34890

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen J. Savidant, President and Chief Executive Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 15, 2005

(signed) *"Stephen J. Savidant"*
Stephen J. Savidant
President and Chief Executive Officer

Exemption Number
82-34890

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stephen B. Soules, Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd., the administrator of Esprit Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Esprit Energy Trust (the issuer), for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 15, 2005

(signed) "Stephen B. Soules"
Stephen B. Soules
Executive Vice President and
Chief Financial Officer

Exemption Number
82-34890

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)	June 30 2005 (unaudited)	December 31 2004 (audited) (restated note 2)
ASSETS		
Current assets		
Accounts receivable	$ 25,790	$ 22,972
Prepaid expenses	4,782	2,773
	30,572	25,745
Capital assets, net	655,626	359,639
Goodwill (note 3)	120,701	–
Other assets	–	24
Total assets	$ 806,899	$ 385,408
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 39,846	$ 36,264
Distributions payable	9,025	5,620
	48,871	41,884
Bank loans (note 5)	133,814	86,875
Asset retirement obligations	22,824	11,006
Future income tax liability (note 6)	84,619	19,356
Total liabilities	290,128	159,121
Non-controlling interest (note 8)	15,062	15,731
UNITHOLDERS' EQUITY		
Unitholders' capital (note 7)	602,307	298,726
Contributed surplus (note 10)	1,232	–
Accumulated cash distributions (note 4)	(57,383)	(16,788)
Deficit	(44,447)	(71,382)
Total unitholders' equity	501,709	210,556
Total liabilities and unitholders' equity	$ 806,899	$ 385,408

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF NET EARNINGS AND DEFICIT

(Stated in thousands of dollars, except per unit amounts) (unaudited)	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	**2005**	2004
REVENUE				
Oil and gas	**$ 57,382**	$ 48,651	**$ 100,020**	$ 93,879
Royalties	**(12,182)**	(11,565)	**(22,372)**	(22,258)
	45,200	37,086	**77,648**	71,621
EXPENSES				
Operating	**10,412**	9,025	**17,824**	16,985
Depletion, depreciation and amortization	**15,821**	11,766	**26,008**	23,089
General and administrative	**1,957**	1,318	**3,529**	2,789
Interest	**1,124**	837	**2,008**	1,850
Stock/Unit-based compensation	**802**	418	**1,232**	673
Accretion of asset retirement obligation	**323**	237	**516**	474
Resolute plan of arrangement and other	**788**	–	**804**	–
	31,227	23,601	**51,921**	45,860
Earnings before income taxes and non-controlling interest	**13,973**	13,485	**25,727**	25,761
Income taxes (note 6)				
Current	**349**	281	**445**	536
Future	**(2,922)**	4,783	**(2,852)**	9,120
	(2,573)	5,064	**(2,407)**	9,656
Earnings before non-controlling interest	**16,546**	8,421	**28,134**	16,105
Non-controlling interest (note 8)	**640**	–	**1,199**	–
Net earnings for the period	**15,906**	8,421	**26,935**	16,105
Deficit, beginning of period	**(60,353)**	(91,797)	**(71,382)**	(99,481)
Deficit, end of period	**$ (44,447)**	$ (83,376)	**$ (44,447)**	$ (83,376)
Net earnings per unit – Basic	**0.28**	0.21	**0.55**	0.40
– Diluted	**0.27**	0.21	**0.53**	0.40

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars) (unaudited)	Three Months Ended June 30 2005	2004	Six Months Ended June 30 2005	2004
OPERATIONS				
Net earnings for the period	$ 15,906	$ 8,421	$ 26,935	$ 16,105
Items not involving cash				
Depletion, depreciation and amortization	15,821	11,766	26,008	23,089
Stock/unit-based compensation	802	331	1,232	584
Accretion of asset retirement obligation	323	237	516	474
Future income taxes	(2,922)	4,783	(2,852)	9,120
Non-controlling interest	640	–	1,199	–
Asset retirement expenditures	(66)	(25)	(77)	(267)
Cash flow from operations before changes in non-cash working capital	30,504	25,513	52,961	49,105
Changes in non-cash working capital from operations	(329)	3,719	(4,132)	7,447
	30,175	29,232	48,829	56,552
FINANCING				
Issuance of shares/units (issuance costs)	(136)	447	(251)	861
Distributions	(23,703)	–	(40,595)	–
Distributions payable	3,393	–	3,405	–
Increase in bank loans	17,934	7,143	24,225	14,458
	(2,512)	7,590	(13,216)	15,319
INVESTMENTS				
Exploration and development expenditures	(18,334)	(37,555)	(28,788)	(73,193)
Property acquisitions/dispositions	–	(58)	–	(58)
Other capital assets	(246)	(52)	(328)	(113)
Corporate acquisitions	(6,971)	(921)	(7,000)	(715)
Other	–	–	24	–
	(25,551)	(38,586)	(36,092)	(74,079)
Changes in non-cash working capital from investments	(2,112)	1,764	479	2,208
	(27,663)	(36,822)	(35,613)	(71,871)
Change in cash	–	–	–	–
Cash, beginning of period	–	–	–	–
Cash, end of period	$ –	$ –	$ –	$ –
Supplementary cash flow information				
Cash taxes paid	$ 245	$ 240	$ 585	$ 560
Interest paid	$ 1,124	$ 891	$ 1,996	$ 1,634

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a plan of arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company"), and ProspEx Resources Ltd ("ProspEx"). Under the Arrangement, the Company transferred certain producing and exploratory oil and gas assets to ProspEx. The Arrangement resulted in Esprit Exploration Ltd. shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share.

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company. The 2004 financial statements reflect the results of operations and cash flow of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. As a result, the comparative figures for the first six months of 2004 are the results of the Company and its subsidiaries. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

The interim unaudited consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, except as described in Note 2 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004.

2. CHANGES IN ACCOUNTING POLICIES

(A) EXCHANGEABLE SECURITIES – NON-CONTROLLING INTEREST

In 2004 the Trust early adopted the classification provisions of EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet as they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of Trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests' proportionate share of the Trust's consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

In accordance with the transitional provisions of the revised abstract, at June 30, 2005 the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Each redemption of exchangeable shares is treated as a step acquisition requiring the exchangeable shares to be transferred to equity at the market value of the units then issued. At June 30, 2005 the retroactive application for all exchangeable shares which had been converted to date resulted in an increase in property plant and equipment of $2.8 million ($1.9 million at December 31, 2004), an increase in unitholders' capital of $1.9 million ($1.2 million at December 31, 2004) and an increase in future income tax liability of $0.9 million ($0.6 million at December 31, 2004). The retroactive application of step acquisition accounting for the redemptions had no significant impact on current or prior period earnings and accordingly, the adjustment as a result of the change has been recorded in the current period. Cash flow was not impacted by the change.

(B) GOODWILL

The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the reporting entity. If the fair value of the Trust is less that the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated Trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

Certain comparative amounts have been reclassified to conform with current year's presentation.

3. ACQUISITION OF RESOLUTE ENERGY INC.

On April 29, 2005, the Trust acquired all of the issued and outstanding shares of Resolute Energy Inc. ("Resolute") on the basis of 0.338 units of the Trust for each Resolute share for consideration of $308.3 million by issuing 24.1 million Trust Units. The Resolute acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition. The table below summarizes the allocation of the purchase price to the net assets of Resolute.

Cost of acquisition		
Fair value of Trust units issued	$	301,332
April distribution on Trust units issued to former Resolute shareholders		3,371
Estimated Trust transaction costs		3,629
Total cost of acquisition	$	308,332
Allocated as follows:		
Net working capital	$	10,878
Debt assumed		(36,000)
Asset retirement obligation		(11,339)
Future income taxes		(67,794)
Goodwill		120,701
Capital assets		291,886
Total cost of acquisition	$	308,332

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and tax balances are finalized.

4. RECONCILIATION OF DISTRIBUTIONS

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	**2005**	2004
Cash distributions	**$ 23,703**	$ –	**$ 40,595**	$ –
Accumulated cash distributions, beginning of period	**33,680**	–	**16,788**	–
Accumulated cash distributions, end of period	**$ 57,383**	$ –	**$ 57,383**	$ –
Cash distributions per unit (1)	**$ 0.42**	$ –	**$ 0.84**	$ –
Accumulated cash distributions per unit, beginning of period	**0.84**	–	**0.42**	–
Accumulated cash distributions per unit, end of period	**$ 1.26**	$ –	**$ 1.26**	$ –

(1) represents the sum of the per trust unit paid monthly to unitholders

5. BANK LOANS

The Trust has an amended and restated credit agreement as at April 29, 2005. The credit agreement has a $250 million extendible revolving term credit facility and is secured by a $250 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of this and the previous facility for the quarter was approximately 3.5 percent (second quarter 2004 – 3.4 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.

The Trust has no debt denominated in a foreign currency.

6. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before income taxes and non controlling interest. The reasons for these differences are as follows:

	2005	2004
Earnings before income taxes and non controlling interest		
for the six months ended June 30	$ 25,727	$ 25,761
Rate	37.62%	38.62%
Computed expected provision for future income taxes	9,678	9,949
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	3,626	3,838
Resource allowance	(4,900)	(3,646)
Net income of the Trust and other [1]	(11,563)	16
Non-deductible unit-based compensation	463	–
Effect of change in tax rate	(156)	(1,037)
	(2,852)	9,120
Capital taxes	445	536
Income tax expense/(recovery)	$ (2,407)	$ 9,656

[1] Net income of the trust represents the income of the trust that is taxed directly in the hands of the unitholders.

7. UNITHOLDERS CAPITAL

Prior to June 30, 2005, the capital structure of the Trust consisted of Class A Trust Units and Class B Trust Units. The Class A Trust Units and Class B Trust Units had the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A Trust Units had no residency restrictions whereas the Class B Trust Units could only be held by Canadian residents. The number of Class A Trust Units outstanding at any point in time was not to exceed 80 percent of the number of Class B Trust Units outstanding at such time. Class B Trust Units could not be converted into Class A Trust Units.

The Trust could, at its sole discretion, redeem Class A Trust Units for either cash or unsecured, subordinated promissory notes of the Trust. The redemption price for the Class A Trust Units was the lesser of the 10 trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption. Class A Trust Units and Class B Trust Units were redeemable at the option of the unitholder at the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption.

Effective June 30, 2005 the Trust's dual trust unit structure was eliminated. A new single class of Trust Unit commenced trading on the TSX on July 5, 2005 under the symbol "EEE.UN".

(A) ISSUED AND OUTSTANDING

A summary of unitholders' equity for the three months ended June 30, 2005 is as follows:

	Number of Units (thousands)	Amount
Units outstanding as at December 31, 2004	40,183	$ 298,726
Plan of Arrangement and Trust unit issuance costs	–	(115)
Units issued on conversion of exchangeable shares	106	1,097
Units outstanding as at March 31, 2005	40,289	$ 299,708
Plan of Arrangement and Trust unit issuance costs	–	(136)
Units issued on conversion of exchangeable shares	156	1,403
Fair value of Trust units issued on acquisition of Resolute	24,078	301,332
Total Trust units as at June 30, 2005	**64,523**	**$ 602,307**

(B) PER UNIT AMOUNTS

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of performance units using the contingently issuable share provisions, stock options according to the treasury stock method and exchangeable shares using the "if-converted" method. The contingently issuable share provisions use the performance criteria in existence at the end of the period. An adjustment to the numerator amount was required in the diluted calculation to provide for the earnings ($0.6 million for the second quarter and $1.2 million year-to-date) attributable to the non-controlling interest pertaining to the exchangeable shareholders. The following table summarizes the Trust Units used in calculating net earnings per unit.

(number of units – thousands)	Three Months Ended June 30 2005	2004	Six Months Ended June 30 2005	2004
Weighted average number of units outstanding – basic	**56,802**	40,019	**48,576**	39,990
Effect of stock options/performance units	**146**	580	**88**	485
Trust units issuable on conversion of exchangeable shares	**2,013**	–	**2,079**	–
Weighted average number of units outstanding – diluted	**58,961**	40,599	**50,743**	40,475

8. NON-CONTROLLING INTEREST

Exchangeable shares of the Company are exchangeable at any time, based on the exchange ratio, into Trust units at the option of the holder. Exchangeable shares may only be held by Canadian residents. The exchange ratio is increased monthly based on the cash distributions paid and the average market trading price over the 5 days ending on the distribution record date. Cash distributions are not paid on exchangeable shares.

On October 1, 2007, the Trust will issue Trust units in exchange for all outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for Trust units during the period and the exchangeable shares' interest in net income for the period:

Exchangeable Shares	Number of Shares (thousands)	Amount
Balance, December 31, 2004	2,048	$ 15,731
Exchanged for Trust Units	(102)	(772)
Non-controlling interest in net income	–	558
Balance, March 31, 2005	1,946	$ 15,517
Exchanged for Trust Units	(146)	(1,095)
Non-controlling interest in net income	–	640
Balance, June 30, 2005	1,800	$ 15,062
Exchange ratio, end of period	1.09412	
Trust units issuable upon conversion	1,969	

9. FINANCIAL INSTRUMENTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place June 30, 2005:

Natural Gas Contracts	Notional Volume GJ/d	Physical/ Financial	Term	Price
AECO Fixed Price	2,500	Financial	Jul. 1, 2005 – Oct. 31, 2005	$ 7.35/GJ
AECO Fixed Price	2,500	Financial	Jul. 1, 2005 – Oct. 31, 2005	$ 7.50/GJ
AECO Fixed Price	2,500	Financial	Jul. 1, 2005 – Oct. 31, 2005	$ 7.00/GJ
AECO Fixed Price	2,500	Physical	Jul. 1, 2005 – Oct. 31, 2005	$ 7.25/GJ
AECO Fixed Price	2,500	Physical	Jul. 1, 2005 – Oct. 31, 2005	$ 6.90/GJ
AECO Fixed Price	2,500	Financial	Jul. 1, 2005 – Oct. 31, 2005	$ 7.75/GJ
AECO Fixed Price	2,500	Financial	Jul. 1, 2005 – Oct. 31, 2005	$ 7.65/GJ
AECO Fixed Price	2,500	Financial	Jul. 1, 2005 – Oct. 31, 2005	$ 7.95/GJ
AECO Fixed Price	2,500	Financial	Jul. 1, 2005 – Oct. 31, 2005	$ 7.75/GJ
AECO Fixed Price	2,500	Financial	Aug. 1, 2005 – Oct. 31, 2005	$ 7.60/GJ
AECO Fixed Price	2,500	Financial	Aug. 1, 2005 – Oct. 31, 2005	$ 7.85/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$ 8.37/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$ 8.03/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$ 8.50/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$ 8.75/GJ
AECO Fixed Price	2,500	Physical	Nov. 1, 2005 – Mar. 31, 2006	$ 9.00/GJ
AECO Collar	5,000	Financial	Jul. 1, 2005 – Oct. 31, 2005	$ 6.00 – $ 7.35/GJ
AECO Collar	7,000	Financial	Jul. 1, 2005 – Oct. 31, 2005	$ 6.00 – $ 7.68/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$ 7.00 – $ 9.00/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$ 7.00 – $ 9.50/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$ 7.50 – $10.50/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005 – Mar. 31, 2006	$ 7.50 – $11.00/GJ

As at June 30, 2005 the Trust would have realized an estimated gain of approximately $1.3 million had all commodity hedging contracts been closed out.

The carrying value of accounts receivable, deposits, accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity. The fair value of bank loans approximate their carrying value as they bear interest at a floating rate.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Company is exposed to a floating rate of interest on all its bank loans.

The Company has no instruments in place at June 30, 2005 to manage the foreign currency and interest rate exposures.

10. UNIT BASED COMPENSATION PLAN

	Number of Performance Units
Balance, December 31, 2004	–
Granted	208,912
Exercised	–
Cancelled	(6,500)
Balance, March 31, 2005	202,412
Granted	**259,032**
Exercised	–
Cancelled	**(7,500)**
Balance, June 30, 2005	**453,944**

In conjunction with the Arrangement the Trust established a Performance Unit Incentive Plan (the "Plan") for employees, directors, consultants and other service providers of the Trust or its subsidiary. Under the Performance Unit Incentive Plan, the trustees may grant up to five percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 2.7 million performance units issuable under the Performance Unit Incentive Plan. The performance units will vest equally over three years and will include the economic equivalent of distributions for the period. The actual number of trust units issued will be determined based on the total unitholder return of the Trust relative to its peers. Performance factors range from zero to 2.5 times the initial performance units granted. The Trust expects to issue units from treasury for both the trust units and distributions earned.

The Trust uses the fair value method for valuing unit based compensation. Under this method, compensation cost attributable to performance units granted is measured at the fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. For the three and six months ended June 30, 2005 the performance factor was assumed to be 1.0 times.

The fair value of the performance units for the three and six months period ended June 30, 2005 was estimated to be $3.4 million and $6.2 million, respectively. For the three and six month periods ended June 30, 2005, unit-based compensation expense of $0.8 million and $1.2 million, respectively, was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to equity when the units are ultimately issued.

11. AGREEMENT TO ACQUIRE PRIVATE OIL & GAS COMPANIES

On July 7, 2005, Esprit announced that it had entered into agreements to acquire two privately-held Calgary-based oil and gas companies. Esprit will acquire all of the issued and outstanding shares of the companies for an aggregate cash consideration of $98.7 million. The total value of the transaction, including assumption of bank debt and working capital deficiency of approximately $2.6 million, is $101.3 million plus or minus certain adjustments.

Esprit has hedged a portion of the production from the pending acquisitions in order to protect its rate of return on the acquisitions. A total of 650 barrels per day of oil has been hedged from November 1, 2005 to October 31, 2008 at a Canadian dollar WTI equivalent of Cdn$71.50 per barrel.

In conjunction with the transactions, Esprit also announced that it had entered into an agreement, on a bought deal basis, with a syndicate of underwriters, for an offering of $100 million of extendible convertible unsecured subordinated debentures. The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 6.50%, and an initial maturity date of August 31, 2005, but will be automatically extended to mature on December 31, 2010 upon closing of the aforementioned acquisitions. If the acquisitions do not close on or before August 31, 2005 the Convertible Debentures will mature on the initial maturity date. The Convertible Debentures will be convertible into trust units of Esprit at $13.85 per trust unit. The net proceeds of the offering will be used to fund the acquisitions. The offering closed on July 28, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of August 4, 2005.

The following discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2005 (contained in this quarterly report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust (the "Trust") for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per share information is based on a consolidation of the Company shares on a 4 for 1 basis as part of the 2004 reorganization plan of arrangement.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following non-GAAP measures are used in this MD&A:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

(2) Net debt equals bank debt plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

(3) Long-term debt to cash flow ratio equals the total long-term debt on the balance sheet divided by cash flow (as defined above). The long-term debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

(4) Netbacks equal total revenue per boe less royalties per boe, operating costs per boe and general and administrative costs per boe. Netbacks are a useful measure to compare the Trust's operations with those of its peers.

This MD&A contains forward-looking or outlook information with respect to the Trust. The use of the words "anticipate", "continue", "estimate", "may", "will", "project", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that

these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A and neither the Trust, nor the Company undertake any obligation to publicly update or revise these statements to reflect new information, subsequent or otherwise.

2004 REORGANIZATION OF ESPRIT

On October 1, 2004 the Company completed a reorganization by plan of arrangement (the "Arrangement") into Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the trust, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share. The units of Esprit Energy Trust and the common shares of ProspEx commenced trading on the Toronto Stock Exchange on October 5, 2004 as distinct and separate securities. The Trust and ProspEx have separate Boards and management.

The Trust effectively acquired approximately 90 percent of the former producing assets of the Company. The remainder of the properties of the Company, consisting of certain prospective natural gas weighted assets and undeveloped land, were transferred to ProspEx. After giving effect to the arrangement, the financial statements of the Trust have been prepared on a continuity of interests basis which recognizes the Trust as the successor to Esprit Exploration Ltd. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of operations and cash flow as if the Trust had always carried on the business of the Company. All comparative figures prior to and including the third quarter of 2004 in the consolidated financial statements and this MD&A are the previous consolidated results of the Company and, as such, will not be comparable for all periods presented. The fourth quarter of 2004 was Esprit's first quarter as a trust.

During the quarter Esprit's Board approved the elimination of the Trust's A/B unit structure. Esprit's outstanding Class A Trust Units and Class B Trust Units were reclassified into a single class of units ("Trust Units"). The effective date of the reclassification was June 30, 2005 and the single class of units began trading on the TSX on July 5, 2005.

TRUST OVERVIEW AND HIGHLIGHTS

The Trust is a conventional, independent, Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. The Trust's principal properties are in Alberta. The Trust's operations are characterized by long-life, gas-focused assets.

As at December 31, 2004, the Trust had total proved reserves of 38.2 million boe as evaluated by our independent petroleum engineers. Of this total, approximately 30.6 million boe were proved producing reserves. The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing only approximately nine percent of total production at June 30, 2005. The Trust distributes a large percentage of its cash flow to investors. Cash flow not distributed is utilized to fund the finding and developing of oil and natural gas reserves and optimization of current production. The Trust's strategy is to maintain stable distributions and to grow production and reserves through a combination of strategic, accretive acquisitions and internally identified exploitation opportunities. The Trust has a significant undeveloped land base and an inventory of drilling prospects in its core areas.

On April 29, 2005, Esprit acquired the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. Immediately after the transaction the Company amalgamated with Resolute. As part of this plan of arrangement, certain Resolute assets were transferred to a separate publicly traded exploration and coalbed methane development company (Cordero Energy Inc.) the shares of which were issued to the previous shareholders of Resolute. The Trust issued approximately 24.1 million trust units to the shareholders of Resolute. The assets acquired through this transaction have increased Esprit's production by approximately 60 percent and have reduced the Trust's dependence on the Olds area. The Resolute assets are predominantly sweet, natural gas properties and have increased the Trust's proportion of sweet gas production from 29 percent to 55 percent of its total gas production. An additional 15.7 million barrels of oil equivalent ("mmboe") of proved reserves and 20.4 mmboe of proved plus probable reserves have been added to Esprit's asset base as a result of this acquisition.

On July 7, 2005, Esprit announced that it had entered into agreements to acquire two privately-held Calgary-based oil and gas companies. Esprit will acquire all of the issued and outstanding shares of the companies for aggregate cash consideration of $98.7 million. The total value of the transaction, including assumption of debt and working capital deficiency of approximately $2.6 million, is approximately $101.3 million. The two acquisitions represent 6.14 mmboe of proved plus probable reserves of which 4.0 mmboe are proved. These estimates were prepared by the vendors' independent engineers. Esprit has developed its own internal reserve estimates which are approximately 82 percent of the total proved plus probable reserves provided in the independent engineering report. Esprit used its own estimates in the valuation of the transaction. The reserves are roughly 65 percent light oil and 35 percent natural gas. Production from the acquired properties for the month of June averaged 1,845 boe per day and, with normal declines, is expected to average 1,575 boe per day over the last half of 2005. After these transactions, Esprit's Proved plus Probable Reserve Life Index (RLI) will be essentially unchanged, moving from 10.8 years to 10.7 years. The transaction is expected to close on August 8, 2005.

In conjunction with the transactions, Esprit also announced that it had entered into an agreement, on a bought deal basis, with a syndicate of underwriters, for an offering of $100 million of extendible convertible unsecured subordinated debentures. The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 6.50 percent, and an initial maturity date of August 31, 2005, but will be automatically extended to mature on December 31, 2010 upon closing of the aforementioned acquisitions. If the acquisitions do not close on or before August 31, 2005 the Convertible Debentures will mature on the initial maturity date. The Convertible Debentures will be convertible into trust units of Esprit at $13.85 per trust unit. The net proceeds of the offering will be used to fund the acquisitions. The offering closed on July 28, 2005.

FINANCIAL REVIEW

Net Earnings and Cash Flow

($000's except per unit amounts)			Three months ended			Six months ended
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	**June 30 2005**	June 30 2004
Net earnings	**15,906**	8,421	11,029	12,179	**26,935**	16,105
Cash flow	**30,504**	25,513	22,456	23,791	**52,961**	49,104
Net earnings per unit – basic	**0.28**	0.21	0.27	0.31	**0.55**	0.40
Cash flow per unit – basic	**0.54**	0.64	0.56	0.60	**1.09**	1.23
Net earnings per unit – diluted	**0.27**	0.21	0.27	0.29	**0.53**	0.40
Cash flow per unit – diluted	**0.52**	0.63	0.53	0.56	**1.04**	1.21
Basic weighted average units	**56,802**	40,019	40,178	39,867	**47,576**	39,990
Diluted weighted average units	**58,961**	40,599	42,312	42,313	**50,743**	40,475
Cash distributions per unit	**0.42**	–	0.42	0.42	**0.84**	–

Cash flow for the second quarter of 2005 was $30.5 million, up $5.0 million or 20 percent from the second quarter of 2004 and $8.0 million or 36 percent from the first quarter of 2005. The second quarter 2005 cash flow reflects the results of operations of the former Resolute properties from April 29th, the effective date of the acquisition, onwards. The increase in cash flow from the former Resolute assets more than offset the decrease in cash flow from the assets transferred to ProspEx in October of 2004.

Cash flow for the first six months of 2005 was up eight percent to $53.0 million from $49.1 million in the first half of 2004. The increase is mostly due to the cash flow from the former Resolute assets, offset partially by increased interest expense, Resolute plan of arrangement costs and higher general and administrative costs resulting from the acquisition of Resolute and the increased size of the Trust.

Net earnings for the second quarter of 2005 increased 89 percent compared to the second quarter of 2004 and 44 percent from the first quarter of 2005. The increase in earnings from both periods is due to increased cash flow from the former Resolute assets and decreased future income tax expense partially offset by higher expenses for DD&A, accretion of asset retirement obligation and unit-based compensation. The increases in DD&A, accretion and unit-based compensation expense were all a result of the Resolute acquisition. These items are discussed in more detail below.

Net earnings for the first two quarters of 2005 were $26.9 million, up 67 percent from $16.1 million in 2004. The increase in earnings for the six months ended June 30, 2005 was due to the same items which impacted the quarterly earnings; higher cash flow from the former Resolute properties and lower future income taxes due to the trust structure offset partially by increased DD&A, accretion and unit-based compensation.

Oil and Natural Gas Revenue

			Three months ended		Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	**June 30 2005**	June 30 2004
Oil and gas revenue ($000s)	**57,382**	48,651	42,638	44,419	**100,020**	93,879
Production Volumes						
Natural gas (mcf/d)	**65,709**	65,435	54,963	55,920	**60,366**	64,823
Natural gas liquids (bbl/d)	**1,357**	1,256	1,310	1,436	**1,334**	1,250
Oil (bbl/d)	**1,216**	621	394	405	**807**	702
Total (boe/d)	**13,525**	12,782	10,864	11,161	**12,202**	12,756
Sales Prices						
Natural gas ($/mcf)	**7.46**	6.80	7.12	6.99	**7.31**	6.60
Natural gas liquids ($/bbl)	**58.43**	55.39	55.09	54.14	**56.80**	52.83
Crude oil ($/bbl)	**50.07**	32.10	26.43	34.75	**44.33**	31.10

Oil and natural gas revenue for the second quarter of 2005 was $57.4 million, up 18 percent from $48.7 million in the same quarter of 2004. This increase was due to a six percent increase in total equivalent production volumes, due largely to the acquisition of Resolute but offset partially by the transfer of certain assets to ProspEx, decreased volumes during the scheduled Olds and Ram River (Blackstone) plant turnarounds and extreme wet weather conditions experienced during the month of June 2005. Also, the Trust saw an 11 percent rise in overall commodity prices received. The major plant maintenance at Olds, scheduled for every three years, took place in June of 2005 and the plant was shut down for approximately 16 days. The turnaround was executed as planned and production from the Olds plant was fully restored by the end of June. Oil and natural gas revenues increased by $14.7 million or 35 percent compared to the first quarter of 2005, due to increases in production volumes and commodity prices.

Oil and natural gas revenue for the six months ended June 30, 2005 was $100 million compared to $93.9 million for the same period of 2004. The increase in revenue is due to increased production volumes as a result of the Resolute acquisition, partially offset by reduced revenue from the transfer of assets to ProspEx, the plant turnaround downtime and wet weather related operational issues. A 12 percent increase in overall commodity prices received by the Trust also contributed to the increase in revenue over the first six months of 2004.

Prices and product marketing

In the second quarter of 2005, the Company's marketing activities resulted in an average natural gas price of $7.46 per mcf at the plant gate. This is $0.36 per mcf higher than the expected Alberta Reference Price for the quarter. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. The second quarter 2005 average price received for natural gas increased 10 percent to $7.46 per mcf compared to the average second quarter 2004 price of $6.80 per mcf. The year-to-date average gas price was $7.31 per mcf compared to $6.60 per mcf during the same period of 2004, an 11 percent increase.

The average natural gas liquids ("NGL") sales price received in the second quarter of 2005 of $58.43 per bbl was up five percent from the same period of 2004. The natural gas liquids price received for the first half of 2005 was $56.80 per bbl compared to $52.83 per bbl in 2004.

Esprit's average oil price in the second quarter of 2005 was $50.07 per bbl, up 56 percent compared to the second quarter of 2004. The year-to-date oil price was $44.33 per bbl compared to $31.10 per bbl during the first two quarters of 2004.

As part of its risk management policy, which is described in more detail below, Esprit enters into commodity price derivative contracts to provide downside price protection. When compared to published monthly market prices, natural gas hedging activities increased gas revenue by $1.7 million ($0.32 per mcf) for the first six months of 2005 and decreased revenue by $0.6 million ($0.10 per mcf) in the first six months of 2004.

For the remainder of 2005, the Trust has approximately 26 percent of its estimated annual natural gas production hedged via fixed price contracts. An additional 12 percent of natural gas volumes are protected via collars which provide downside price protection but also remove the benefit of prices above a specified level. If all of Esprit's contracts were closed out on June 30, 2005, the gain resulting from the settlement would have been approximately $1.3 million.

Subsequent to the end of the quarter, Esprit has hedged a portion of the production from the pending acquisitions of the two privately-held companies in order to protect its rate of return on the acquisitions. A total of 650 barrels per day of oil has been hedged from November 1, 2005 to October 31, 2008 at a Canadian dollar WTI equivalent of $71.50 per barrel.

Energy commodity prices can fluctuate due to changes in the geo-political environment, weather conditions, supply disruptions and variations in demand. The Trust aims to limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Board of Trustees regularly meets with management to review the Trust's hedging strategy and the hedges in place. It is expected that no more than 30 to 35 percent of the Trust's production would be exposed to fixed price hedges beyond one month out. In the case of a material acquisition, the Trust may consider using hedges on a larger portion of the acquired production to lock in the transaction economics. In the event that prices rise above the price specified in the hedge, Esprit will be unable to capture the associated incremental revenue.

PRODUCTION

	Three months ended				Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	**June 30 2005**	June 30 2004
Natural gas (mcf/d)	65,709	65,435	54,963	55,920	60,366	64,823
Natural gas liquids (bbl/d)	1,357	1,256	1,310	1,436	1,334	1,250
Oil (bbl/d)	1,216	621	394	405	807	702
Total (boe/d)	13,525	12,782	10,864	11,161	12,202	12,756
Natural gas	81%	85%	84%	84%	82%	85%
Natural gas liquids	10%	10%	12%	13%	11%	10%
Oil	9%	5%	4%	3%	7%	5%
Total	100%	100%	100%	100%	100%	100%

Total average daily oil equivalent production for the second quarter of 2005 of 13,525 boe per day represents a six percent increase over the second quarter of 2004 production of 12,782 boe per day. A number of offsetting factors influenced production in the second quarter of 2005 compared to the same quarter of 2004. Production volumes increased due to the Resolute acquisition, however the increase was partially offset by decreased production due to the Olds and Ram River (Blackstone) plant turnarounds and the transfer of properties to ProspEx. Production volumes for the second quarter of 2005 were up from the first quarter of 2005 and the final quarter of 2004 due to the Resolute acquisition offset by the plant turnarounds.

Esprit's second quarter 2005 average natural gas production of 65.7 million cubic feet ("mmcf") per day is approximately equal to second quarter 2004 natural gas production of 65.4 mmcf per day. The production increases realized from the Resolute properties were offset by the loss of production from properties that were transferred to ProspEx, scheduled major plant maintenance at Olds and Ram River (Blackstone), as well as some unanticipated operational issues related to wet weather. Gas production for the first half of 2005 averaged 60.4 mmcf per day compared to 64.8 mmcf per day for the first half of 2004. This decrease in year-to-date production is due to the same issues which impacted quarterly production. The Resolute acquisition was not effective until April 29, 2005 and therefore did not impact the year-to-date average daily gas volumes as significantly as the second quarter average daily gas volumes.

Natural gas liquids production of 1,357 bbls per day for the second quarter and 1,334 bbls per day for the first six months of 2005 was eight and seven percent higher than the second quarter of 2004 of 1,256 bbls per day and the first six months of 2004 of 1,250 bbls per day. The second quarter 2005 natural gas production was approximately equal to the prior year and the liquids production from the former Resolute properties, as a percentage of total production, was relatively consistent with Esprit's percentage of NGL production, therefore, like the natural gas production, the NGL production remained relatively flat.

In the second quarter of 2005, oil production averaged 1,216 bbls per day, an increase of 96 percent compared to the same quarter of 2004. This increase is due entirely to the oil production acquired in the Resolute transaction. Year-to-date oil production increased to 807 bbls per day in 2005 from 702 bbls per day in 2004, also due to the Resolute acquisition.

ROYALTIES

	Three months ended				Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	**June 30 2005**	June 30 2004
Total royalties (net of ARTC) ($ thousands)	**12,182**	11,565	10,190	10,358	**22,372**	22,258
As a % of oil and gas sales	**21**	24	24	23	**22**	24
Per boe	**9.90**	9.94	10.42	10.09	**10.13**	9.59

Royalty expense of $12.2 million for the second quarter of 2005 increased from the prior year's royalty expense of $11.6 million due to the increased revenue from the former Resolute properties. The total royalties as a percentage of revenue were 21 percent in the second quarter of 2005 compared to 24 percent in both the second quarter of 2004 and the prior quarter of 2005. The decrease in the royalty rate is due to the lower royalty rate properties acquired through the Resolute transaction as well as higher-than-anticipated prior year gas cost allowance benefits. The royalty rate for the remainder of 2005 is expected to be approximately 24 percent.

The year-to-date royalty expense of $22.4 million was approximately equal to the prior year royalty expense of $22.3 million. Higher royalties as a result of increased revenue from the former Resolute properties were offset by lower royalty expenses for the properties transferred to ProspEx and the prior year gas cost allowance amendments.

OPERATING COSTS

	Three months ended				Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	**June 30 2005**	June 30 2004
Operating expenses ($ thousands)	**10,412**	9,025	7,412	8,321	**17,824**	16,985
Per boe	**8.46**	7.76	7.58	8.10	**8.07**	7.32

Esprit's second quarter operating costs were $10.4 million, or $8.46 per boe, compared to $9.0 million, or $7.76 per boe, for the second quarter of 2004. The second quarter 2005 per unit operating costs are higher than the same period of 2004 due mostly to lower production volumes from the Olds area as a result of the planned major plant turnaround that took place in June. Further, the properties transferred to ProspEx had low operating costs relative to Esprit's other properties, which resulted in Esprit's per unit operating costs being lower in the prior year. The total operating costs are higher in the second quarter of 2005 as compared to the first quarter of 2005 and the final quarter of 2004 due to the acquisition of Resolute. The per unit operating costs are higher than the two previous quarters due to production being negatively impacted by the Olds plant turnaround and wet weather related operational issues. Operating costs are expected to average $6.75 per boe for the last half of 2005. Per boe operating cost reductions are expected to be achieved through increased third party processing revenue, higher volumes and the relatively low operating costs on the privately-held company acquisitions.

Year-to-date total operating costs were $17.8 million, or $8.07 per boe, compared to $17.0 million, or $7.32 per boe, for the same period of 2004. The increase in total operating costs was due to the additional volumes resulting from the acquisition of Resolute, offset by decreased costs associated with the production transferred to ProspEx. However, the increase in per unit operating costs was largely a result of the production downtime relating to the Olds plant turnaround.

DEPLETION, DEPRECIATION & AMORTIZATION

			Three months ended		Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	**June 30 2005**	June 30 2004
Depletion, depreciation and amortization ($ thousands)	**15,821**	11,766	10,186	10,600	**26,008**	23,089
Per boe	**12.85**	10.12	10.42	10.32	**11.77**	9.95

Depletion, depreciation and amortization ("DD&A") expense in the second quarter of 2005 was $15.8 million, or $12.85 per boe, and $26.0 million year to date, or $11.77 per boe; up from $11.8 million, or $10.12 per boe, in the second quarter of 2004 and $23.1 million or $9.95 per boe year to date in 2004. DD&A per boe has been increasing gradually each quarter as Esprit's finding and development costs are higher than the historical costs. Due to the significance of the Resolute acquisition, the second quarter DD&A rate has increased more dramatically than the increases seen in the past few quarters. The increase in total DD&A expense for the quarter is a result of an increase in the DD&A rate, combined with an increase in production volumes. For the year-to-date period, the increase in the DD&A rate more than offset the decrease in production volumes. Contributing to the increase in the DD&A rate was the acquisition of Resolute at a rate higher than Esprit's historical depletion rate. The future DD&A rate will continue to increase as current year finding and development costs are greater than Esprit's historical rate.

GENERAL AND ADMINISTRATIVE

			Three months ended		Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	**June 30 2005**	June 30 2004
General and administrative costs ($ thousands)	**1,957**	1,318	1,573	933	**3,529**	2,789
Per boe	**1.59**	1.13	1.61	0.91	**1.60**	1.20

Second quarter net general and administrative expenses increased 48 percent to $1.9 million from $1.3 million in 2004. Per unit general and administrative expenses for the quarter were $1.59 per boe compared to $1.13 per boe in the same quarter of 2004, a 41 percent increase. The increase in general and administrative costs, both from the same quarter of 2004, the first quarter of 2005 and the final quarter of 2004, is due to increased administration associated with running an income trust, increased regulatory reporting requirements as well as the costs associated with the integration of the Resolute properties and staff. Lower production due to the Olds plant turnaround also negatively impacted per unit general and administrative costs.

Interest Expense

Interest expense in the second quarter of 2005 of $1.1 million is up $0.3 million from $0.8 million in the same quarter of the prior year. The increase in interest expense was due to the increase in average bank debt compared to 2004 and a slightly higher average interest rate. The increase in the average bank debt is due largely to the acquisition of Resolute. The average rate on the utilized portion of the credit facility was 3.5 percent in 2005 compared to 3.4 percent in 2004.

Resolute Plan of Arrangement Costs

During the quarter the Trust paid, to employees and officers, $0.8 million in transaction bonuses and employee retention payments. These costs were directly related to the acquisition of Resolute and have been expensed on the statement of earnings and deficit for the three and six months ended June 30, 2005.

Income taxes

Esprit has not paid any current income taxes in 2005, with the exception of Federal large corporations tax and Saskatchewan capital tax. The large corporations tax and Saskatchewan capital tax have increased from the prior year reflecting the increase in taxable capital as a result of the Resolute acquisition.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust which ultimately transfer both the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the near future.

Capital Expenditures

($ thousands)	Three months ended				Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	**June 30 2005**	June 30 2004
Exploration and Development	**18,334**	37,555	10,454	7,934	**28,788**	73,193
Acquisitions & Dispositions	**6,971**	58	30	(2)	**7,000**	58
Office and computer assets	**246**	52	82	11	**328**	113
Total	**25,551**	37,665	10,566	7,943	**36,116**	73,364

Net capital expenditures for the first six months of 2005 of $36.1 million are 51 percent lower than the same period of 2004. As a Trust, capital spending is scaled back significantly, focusing on the development of existing assets. The majority of the capital in the first quarter was spent in the Olds and Swalwell areas. Of the total capital spent in the second quarter, $8.2 million was spent on drilling and completions, $8.1 million on facilities and $1.2 million on land.

The Trust is reviewing its capital spending plans for the remainder of the year in light of the pending acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

As at (000's except ratios)	June 30, 2005	March 31, 2005	December 31, 2004
Total assets	**$ 806,899**	$ 383,333	$ 385,408
Total long-term liabilities	**$ 241,257**	$ 123,062	$ 117,237
Long-term debt	**$ 133,814**	$ 93,166	$ 86,875
Working capital deficiency	**$ 18,299**	$ 14,940	$ 16,139
Net debt	**$ 152,113**	$ 108,106	$ 103,014
Long-term debt to cash flow ratio	**1.10**	1.04	1.00
Long-term debt to equity ratio	**0.27**	0.46	0.41
Outstanding units	**64,523**	40,289	40,183

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and existing credit facilities. As at June 30, 2005, total long-term debt was $133.8 million reflecting a 1.1 debt to cash flow ratio based on second quarter annualized cash flow, however, the cash flow for the second quarter includes only two months of cash flow from the Resolute properties. The Trust has a $250 million credit facility, leaving $116 million of unused bank borrowing capability at the end of the quarter. This loan facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended at that time. A significant decline in oil and natural gas prices or a significant decline in the Trust's oil and natural gas reserves could result in the loan facility not being renewed or decreased. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions or fund operations may be impacted.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Long-term debt in 2005 is projected to increase as the 2005 capital program and cash distributions are expected to exceed cash flow. The credit facility, together with cash generated from operations, will be sufficient to meet Esprit's near term capital requirements and provide the Company with the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices and/or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

The Company does not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

Units of the Trust trade on the Toronto Stock Exchange under the symbol EEE.UN. Effective June 30, 2005 the Trust's A/B unit structure was eliminated and Esprit's outstanding Class A Trust Units and Class B Trust Units were restructured into a single class of units. As at August 4, 2005, the Trust had 64,527,799 Trust units and 1,795,701 exchangeable shares outstanding. 1,987,823 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at July 15, 2005. During 2005, a total of 0.2 million exchangeable shares have been exchanged for trust units.

During the period January 1, 2005 to June 30, 2005, the Class B trust units traded in the range of $11.00 to $13.49 with an average daily trading volume of approximately 210,000 units and the Class A units traded in the range of $10.97 to $13.50 with an average daily trading volume of approximately 97,000 units.

The Trust established a Performance Unit Incentive Plan concurrent with the 2004 reorganization Plan of Arrangement. Under the Performance Unit Incentive Plan, the trustees may grant up to five percent of the number of Trust units outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 2.7 million performance units issuable under the Performance Unit Incentive Plan. Performance units vest over a period of three years. The number of Trust units ultimately issued under the Performance Unit Incentive Plan is dependant on the performance of the Trust relative to its peers. The Trust granted 453,944 performance units (net of cancelled performance units) during the first two quarters of 2005. The Trust recorded compensation expense and contributed surplus of $0.8 million in the second quarter of 2005, $1.2 million year to date, based on the estimated fair value of the performance units on the date of grant.

CASH DISTRIBUTIONS

Currently the Trust's policy is to distribute approximately 70 to 75 percent of its overall cash flow to its unitholders. The Trust's capital program is financed from the residual cash flow and additional drawdowns on the bank facility. In the event that oil and natural gas prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that oil and natural gas prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program. Esprit regularly reviews its distribution policy in the context of the current commodity price environment and production levels.

Distributions remained constant throughout the first six months of 2005 at $0.14 per unit per month and have been that level since the Trust's inception in October 2004. Since the end of the quarter, Esprit has announced its July and August distributions at $0.14 per unit. In the second quarter of 2005, Esprit paid out 78 percent of its cash flow as distributions to its unitholders. The second quarter payout ratio appears slightly higher than Esprit's target ratio due to the decreased production and cash flow associated with the Olds plant turnaround. This brings Esprit's year-to-date payout ratio to 77 percent.

Esprit pays distributions monthly, to unitholders of record on the last business day of the month. Distributions are paid on the 15th of the following month or the next business day. The actual amount of the distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels and the amount of capital expenditures to be funded from cash flow.

It is expected that approximately 25 percent of the 2005 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law. In 2004, 41.74 percent of the distributions made in 2004 were dividends that were "Qualifying Dividends". The remaining 58.26 percent was a tax-deferred reduction to the cost of the units for tax purposes.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the CICA issued an Emerging Issues Committee pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The guidance is effective for financial statements issued for periods ending on or after June 30, 2005. The Trust early adopted the classification provisions of this EIC in the fourth quarter of 2004. Equity capital attributable to non-controlling interest is presented as non-controlling interest above unitholders' equity on the balance sheet. The portion of earnings attributable to exchangeable securities of the Trust is presented as "non-controlling interest" on the statement of earnings.

During the second quarter of 2005, in accordance with the transitional provisions of the EIC, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Step acquisition accounting requires that the exchangeable share redemptions be recorded at fair value resulting in increases to unitholders' capital, property plant and equipment and future income taxes equal to the difference between the carrying value and the market value of the shares. The retroactive application of step acquisition accounting had no significant impact on current or prior period earnings and accordingly the entire earnings adjustment was recorded in the current period. Cash flow was not impacted by the change.

QUARTERLY OPERATING RESULTS

($ thousands, except per unit amounts)		2005				2004		2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas revenue	**57,382**	**42,638**	44,419	46,351	48,651	45,228	41,602	41,722
Net earnings	**15,906**	**11,029**	12,179	(185)[1]	18,421	7,684	8,559	7,528
Cash flow	**30,504**	**22,456**	23,791	13,880	25,513	23,591	23,095	21,605
Net earnings per unit – basic	**0.28**	**0.27**	0.31	(0.01)	0.21	0.19	0.21	0.19
Net earnings per unit – diluted	**0.27**	**0.27**	0.29	(0.01)	0.21	0.19	0.21	0.19
Cash flow per unit – basic	**0.54**	**0.56**	0.60	0.34	0.64	0.59	0.58	0.54
Cash flow per unit – diluted	**0.52**	**0.53**	0.56	0.34	0.63	0.58	0.57	0.54

[1] A loss was recorded in the period as a result of $8.3 million of transaction costs incurred relating to the transformation to a Trust.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

Reader's Advisory:

- Certain comparative amounts have been reclassified to conform to current period presentation.
- In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

82-34890

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Closing of Acquisitions of Two Private Oil & Gas Producers

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Aug. 9 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that it has closed the acquisitions of two Calgary-based private oil & gas producers previously announced on July 7, 2005. The aggregate consideration paid in respect of the acquisitions was approximately $94 million.

As at closing, the smaller of the two private companies had not completed an anticipated acquisition of a remaining minor interest in the Berry property valued at approximately $7 million. Esprit determined to proceed with the purchase of the smaller company in any event. The total purchase price of the two private companies is, accordingly, $7 million less than the $101 million previously announced and the production and reserves acquired in association with the transactions are similarly reduced by approximately 7%.

As a result, the acquisitions are expected to immediately add approximately 1440 boe per day to production through the second half of 2005 and 5.71 million boe of proved plus probable reserves. It is anticipated that drilling programs in the Berry area could be accelerated in 2005 to increase production further. Approximately 80% of the assets are located at Berry, one of Esprit's core areas in Southern Alberta.

The acquisitions were financed through the Trust's offering of $100 million of 6.50% convertible extendible unsecured subordinated debentures, which closed July 28. The closing of the larger of the two acquisitions triggers the extension of the maturity date of the convertible debentures to December 31, 2010, as per the terms of the offering.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN.)

CO: Esprit Energy Trust

CNW 18:39e 09-AUG-05

Exemption Number
82-34890

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces 2005 Second Quarter Results and August Distribution

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Aug. 5 /CNW/ - Esprit Energy Trust (TSX: EEE.UN) ("Esprit" or the "Trust") announced today its financial and operating results for the three months and six months ended June 30, 2005. Esprit also announced its August distribution of $0.14 per unit for unitholders of record as of August 31, 2005.

Esprit was formed as a Trust on October 1, 2004 from the reorganization of Esprit Exploration Ltd. At that time, certain exploration assets were transferred to a junior exploration company through a plan of arrangement. Since then, Esprit acquired Resolute Energy Inc. ("Resolute") effective April 29, 2005. Esprit also carried out a successful major maintenance turnaround at its Olds gas processing plant during May and June with associated reduced production during that period. Esprit also expects to conclude the previously announced acquisitions of two privately-held companies in early August. As a result of these various events, readers are reminded that year over year and quarter over quarter financial and operating results may not be comparable.

Second Quarter Highlights

- The acquisition of Resolute Energy Inc. was closed effective April 29, 2005, and is accretive to net asset value, cash flow and production per unit and expands Esprit's inventory of development opportunities.
- A two-week maintenance turnaround at the Olds plant was successfully completed as planned. Turnarounds were also experienced at third-party plants which process Esprit's Blackstone and Swalwell production.
- The Trust's A/B unit structure was eliminated as announced and the Class A and Class B units were reclassified into a single class of units (EEE.UN).
- Production averaged 13,525 barrels of oil equivalent ("boe") per day, up 25% from 10,864 boe per day in the first quarter as volumes from the Resolute assets which were included for May and June offset the temporary production losses from the scheduled Olds and other plant turnarounds.
- Cash flow for the quarter increased 36 percent to $30.5 million or $0.54 per unit ($0.52 diluted) from $22.5 million or $0.56 per unit ($0.53 per unit diluted) in the first quarter, reflecting the increased production volumes. Year-to-date cash flow was $53.0 million, or $1.09 per unit ($1.04 diluted).
- Total capital expenditures amounted to $25.6 million, up from $10.6 million in the first quarter. This capital program included drilling 11 wells (9.8 net) for a year-to-date total of 17 gross wells (13.1 net). Capitalized acquisition costs of $7 million were also included in the total capital.
- The natural gas sales price averaged $7.46 per thousand cubic feet ("mcf"), up from $7.12 per mcf in the first quarter, which is $0.36 per mcf over the estimated Alberta Reference price.
- Trust units outstanding increased from 40.4 million to 64.5 million with the acquisition of Resolute.
- Subsequent to the end of the quarter, Esprit entered into agreements to acquire two privately-held Calgary-based oil and gas producers, which are also accretive to net asset value,

cash flow and production on a per unit basis.

"With the Olds plant turnaround successfully completed, the impact on production of Resolute and our two recently announced acquisitions will be better realized in the third and fourth quarters," said Stephen Savidant, Esprit's President and Chief Executive Officer.

<<

CONSOLIDATED HIGHLIGHTS

(unaudited)	Three Months Ended June 30			Three Months Ended March 31	
	2005	2004	% change	2005	% change
FINANCIAL					
Oil and gas revenue	57,382	48,651	18	42,638	35
Net earnings	15,906	8,421	89	11,029	44
Per unit - basic	0.28	0.21	33	0.27	4
- diluted	0.27	0.21	29	0.27	-
Cash flow	30,504	25,513	20	22,456	36
Per unit - basic	0.54	0.64	(16)	0.56	(4)
- diluted	0.52	0.63	(17)	0.53	(2)
Distributions	23,703	-	-	16,892	40
TRUST UNITS					
Weighted average - basic	56,802	40,019	42	40,178	41
Weighted average - diluted	58,961	40,599	45	42,312	39
Total Trust Units outstanding	64,523	40,033	61	40,289	60
Total Exchangeable Shares outstanding	1,800	-	-	1,946	(8)
PRODUCTION VOLUMES					
Natural gas (mcf/d)	65,709	65,435	-	54,963	20
Natural gas liquids (bbls/d)	1,357	1,256	8	1,310	4
Crude oil ($/bbl)	1,216	621	96	394	209
Total ($/boe)	13,525	12,782	6	10,864	25
SALES PRICES					
Natural gas ($/mcf)	7.46	6.80	10	7.12	5
Natural gas liquids ($/bbl)	58.43	55.39	6	55.09	6
Crude oil ($/bbl)	50.07	32.10	56	26.43	89
Total ($/boe)	46.62	41.83	12	43.61	7
NETBACKS ($/boe)					
Price	46.62	41.83	12	43.61	7
Royalties	(9.90)	(9.94)	-	(10.42)	(5)
Operating costs	(8.46)	(7.76)	9	(7.58)	12
Operating Netback	28.26	24.13	17	25.61	10
General and Administrative costs	(1.59)	(1.13)	41	(1.61)	(1)

CAPITAL ($000's)					
Drilling and Completions	8,180	13,488	(39)	5,955	37
Plant and facilities	8,081	12,674	(36)	3,450	134
Land and lease	1,234	10,316	(88)	375	229
Capitalized G&A	839	1,077	(22)	674	25
Total Exploration and Development	18,334	37,555	(51)	10,454	75
Corporate acquisitions	6,971	-	-	-	-
Property acquisitions and dispositions	-	58	-	30	-
Office and computer assets	246	52	373	82	200
Total	25,551	37,665	(32)	10,566	142

FINANCIAL REVIEW

Cash flow from operations for the quarter increased 36 per cent to $30.5 million or $0.54 per unit ($0.52 per unit diluted) from $22.5 million in the first quarter in large part due to the addition of production from the former Resolute properties as of April 29, 2005. Year-to-date cash flow was $53.0 million, or $1.09 per unit ($1.04 per unit diluted). Additional cash flow as a result of the Resolute acquisition was partially offset by increased interest expense, operating costs, general & administrative expenses and costs related to the acquisition.

Esprit's gross revenue for the second quarter was $57.4 million and $100 million for the first six months of the year. Revenues were positively impacted by increased production volumes from the Resolute acquisition and higher commodity prices. This was partially offset by volume reductions due to the Olds and other plant turnarounds and operational issues affecting both existing production and new production being brought on stream as a result of the record rainfalls in Southern Alberta in June.

Net earnings of $15.9 million or $0.28 per unit ($0.27 per unit diluted) were up from $11.0 million or $0.27 per unit ($0.27 per unit diluted) in the first quarter. For the first six months, net earnings were $27 million or $0.55 per unit ($0.53 per unit diluted) due to higher production from the addition of the Resolute properties and a future income tax recovery. This was partially offset by higher operating costs, depletion, accretion and unit-based compensation expense as a result of the Resolute acquisition.

Unit operating costs averaged $8.46 per boe in the second quarter, up from $7.58 per boe in the first three months of 2005, reflecting reduced production associated with the Olds and other plant turnarounds. Year-to-date operating costs were $8.07 per boe.

Per unit general and administrative costs were down to $1.59 per boe from $1.61 in the first quarter, averaging $1.60 for the six month period.

OPERATIONS REVIEW

During the first six months, Esprit spent $36.1 million on capital expenditures, of which $28.8 million was associated with exploration and development costs. Of the $25.6 million spent in the second quarter, $8.2 million was spent on drilling and completions, $8.1 million on facilities and $1.2 million on land. Included in total capital expenditures were $7.0 million of transaction costs for the Resolute acquisition. The drilling and completions capital expenditures made in the first half of the year ($28.8 million) represent about 47% of Esprit's 2005 budget of $61.0 million.

Esprit drilled 11 wells (9.8 net) during the quarter with 10 (8.8 net) of

those being successful, bringing total activity for the year to 17 wells (13.1 net). Record rainfalls in June restricted access and temporarily delayed Esprit's second quarter drilling program. This delay is not expected to impact drilling plans for the full year.

For the second half of 2005, Esprit expects to drill 60 to 65 wells (46 to 51 net), primarily at Olds and its newly acquired properties in Southern Alberta, primarily at Berry.

Production volumes in the second quarter averaged 13,525 boe per day up from 10,864 boe per day in the first three months of the year as volumes from the Resolute properties were added effective April 29, 2005. The additional volumes offset decreased production from the scheduled Olds and other third- party plant turnarounds and the temporary operational issues from the record rainfalls.

Second quarter production was made up of 65.7 million cubic feet ("mmcf") per day of natural gas, 1,357 barrels ("bbls") per day of natural gas liquids and 1,216 bbls per day of oil. In the first quarter production was comprised of 55 mmcf per day of gas, 1,310 bbls per day of natural gas liquids and 394 bbls per day of oil.

CORE AREA REVIEW

Olds

Olds, located 100 kilometers north of Calgary, is Esprit's cornerstone property. It contributes about one third of the Trust's production and represents more than half of its reserves.

Production at Olds averaged 4,531 boe per day, down from 5,688 boe per day in the first quarter due to a two-week shutdown of the Olds plant for scheduled maintenance. In addition to performing normal maintenance and inspection work, the scheduled shut down will improve the plant's reliability and efficiency. A maintenance turnaround at Olds occurs every three years with the last one in 2002 and the next one scheduled for 2008. Production from the Olds plant was fully restored by the end of June. As a result of the shutdown, the Trust expects to see improved operational reliability, capacity enhancements and increased production volumes in this area. Improvements are expected to increase throughput, bringing production levels up to a range of 5,800 to 6,000 boe per day at Olds.

The Red Lodge pipeline was completed in the second quarter and has been delivering third party and Esprit production to the Olds plant amounting to approximately 3.0 mmcf per day. About 20% of this new Red Lodge gas is Esprit owned production.

At Olds, Esprit drilled six wells (4.9 net) in the second quarter of 2005 and expects to drill 20 more wells in the area by the end of 2005. Five successful wells were drilled in the Viking and Edmonton formations. A Wabamun/Crossfield test was unsuccessful.

Southern Alberta

The acquisition of Resolute significantly increased Esprit's production in Southern Alberta. This region is made up of five key properties at Three Hills, Swalwell, High River, Berry, Winnifred, as well as some other minor areas.

Production in the region totaled 3,955 boe per day in the second quarter, reflecting the acquired properties as of April 29, 2005.

Resolute had completed a drilling program of 24 wells in the Winnifred area in the first quarter of 2005. These wells have now been tied in, with 20 of the 24 contributing to production at the end of June, adding approximately 3.5 mmcf per day.

Three wells were drilled at Swalwell in the quarter with a success rate of 100%. These wells are all tied in and on production. Esprit plans to drill between 25 and 30 wells in Southern Alberta in the second half of 2005, of

which about 25 will be shallow Second White Specks wells in the Berry area. Also at Berry, Esprit is considering the acceleration of a 10 well infill program in the Banff A pool being acquired through the two private company acquisitions.

West Central Alberta

Esprit's most prolific well is located at Blackstone, 110 kilometers northwest of Calgary, in West Central Alberta. Esprit has a 50% interest in the Blackstone well. This area also includes properties at Ricinus, Strachan, Bigoray, and Willesden Green.

During the second quarter this area produced 3,446 boe per day. Esprit's production at Blackstone was affected by a scheduled maintenance turnaround at a third-party operated plant. As a result there was a loss of production of about 1,400 boe per day for a two week period in late May and early June.

The Trust drilled and cased one successful well at Willesden Green in West Central Alberta during the quarter. This well is now being tested. Another four wells are expected to be drilled during the remainder of 2005.

North West Alberta

All assets in this area were acquired through Resolute, and increased Esprit's production by approximately 1,500 boe per day effective April 29, 2005.

The Trust plans to drill up to five wells in the Peace River Arch area in the second half of 2005.

Cash Distributions

During the second quarter of 2005 Esprit paid out approximately $23.7 million in distributions, resulting in a payout ratio of 78 percent. This is slightly outside of the Trust's target payout ratio of 70% to 75% and is due to the decreased production and cash flow associated with the plant maintenance turnarounds. The Trust expects to maintain a payout ratio of 70 to 75 percent of its cash flow. Esprit regularly reviews its distribution policy in the context of the current commodity price environment and production levels. Esprit has provided unitholders with consistent distributions of $0.14 per unit per month since the Trust's inception in October 2004.

Further, Esprit today announced that its monthly distribution for August to unitholders of record on August 31, 2005 will be $0.14 per trust unit. The distribution will be paid on September 15, 2005. The ex-distribution date will be August 29, 2005.

Marketing & Hedging Program

Esprit's marketing and hedging activities resulted in an average natural gas price of $7.46 per mcf at the plant gate for the second quarter, up from $7.12 per mcf in the first quarter and $0.36 per mcf over the estimated Alberta Reference Price for the period. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product.

Natural Gas Contracts	Notional Volume GJ/d	Physical/ Financial	Term	Average Price
AECO Fixed Price	7,500	Financial	Apr.1, 2005- Oct. 31, 2005	$7.28/GJ
AECO Fixed Price	7,500	Financial	May 1, 2005- Oct. 31, 2005	$7.78/GJ

AECO Fixed Price	5,000	Financial	Aug.1, 2005-Oct. 31, 2005	$7.73/GJ
AECO Fixed Price	5,000	Physical	Apr.1, 2005-Oct. 31, 2005	$7.08/GJ
AECO Fixed Price	10,000	Financial	Nov.1, 2005-Mar. 31, 2006	$8.41/GJ
AECO Fixed Price	2,500	Physical	Nov.1, 2005-Mar. 31, 2006	$9.00/GJ
AECO Collar	2,500	Financial	Nov.1, 2005-Mar. 31, 2006	$7.00-$9.00/GJ
AECO Collar	2,500	Financial	Nov.1, 2005-Mar. 31, 2006	$7.00-$9.50/GJ
AECO Collar	2,500	Financial	Nov.1, 2005-Mar. 31, 2006	$7.50-$10.50/GJ
AECO Collar	2,500	Financial	Nov.1, 2005-Mar. 31, 2006	$7.50-$11.00/GJ
AECO Collar(xx)	2,500	Financial	Nov.1, 2005-Mar. 31, 2006	$7.50-$12.45/GJ
AECO Collar (RSE)	5,000	Financial	Apr.1, 2005-Oct. 31, 2005	$6.00-$7.35/GJ
AECO Collar (RSE)	7,000	Financial	Apr.1, 2005-Oct. 31, 2005	$6.00-$7.68/GJ

(x) Collars assumed in the Resolute acquisition are denoted (RSE)
(xx) Represents contracts in place post-acquisitions, Aug 1, 2005.

After the end of the second quarter, Esprit hedged a portion of the production associated with the two private oil and gas producers being acquired, to protect its rate of return on these transactions. A total of 650 bbls per day of oil has been hedged from November 1, 2005 to October 31, 2008 at a Canadian dollar WTI equivalent of $71.50 per barrel.

Crude Oil Contracts	Volume boe/d	Type	Term	Price
CDN $ WTI(xx)	650	Fixed Price	Nov. 1, 2005-Oct. 31, 2008	$71.50/boe

(xx) Represents contracts in place post-acquisitions, Aug 1, 2005.

Update on Pending Acquisitions

On July 7, 2005, Esprit announced it had entered into agreements to acquire two privately-held Calgary-based oil and gas producers. Esprit will acquire all of the issued and outstanding shares of the companies for aggregate cash consideration of $98.7 million. The total value of the transactions, including assumed debt, is $101.3 million. The two acquisitions represent approximately 6.14 million boe of proved plus probable reserves. Production from the acquired assets is estimated to average approximately 1,575 boe per day over the last half of 2005. These transactions are expected to close during the first half of August.

The acquisitions will be financed through the proceeds of the Trust's offering of $100 million in convertible debentures. The debentures have an initial maturity date of August 31, 2005, which will be automatically extended to December 31, 2010 upon the closing of the larger of the two transactions. This financing was conducted through a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc. and also including National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Peters & Co. Limited and First Associates Investments Inc. This financing closed on July 28, 2005. The convertible debentures are traded on the Toronto

Stock Exchange under the symbol "EEE.DB".

Financial Strength

As of June 30, 2005, Esprit's total long-term debt was $134 million. The Trust has a $250 million credit facility, with $116 million of unused bank borrowing capability at the end of the quarter. The Trust's annualized net debt-to-cash flow ratio for the second quarter was 1.24 compared with 1.2 for the first quarter.

Guidance

Esprit reconfirmed its previously announced guidance for the last half of 2005:

	Guidance	Period
Capital Expenditures	$32 mm	H2 2005
Production	17,250	Q3 2005 pre-acquisition
Production	19,000	Q3 2005 post-acquisition
Production	19,500	Q4 2005 post-acquisition
Operating Costs	$6.75/boe	H2 2005 post-acquisition
G&A	$1.30/boe	H2 2005 post-acquisition

Conference Call

For those interested parties, Esprit will be holding a conference call on August 5th, 2005 at 8:00 am MT (10:00 ET). To access the call dial 1-800-218-0530 or 303-262-2143 for international callers, or access the online URL at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1199440. Should you have any questions in this regard prior to the call, please contact Dan Payne at the number below.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A has been prepared as of August 4, 2005.

The following discussion and analysis ("MD&A") of financial and operating results should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2005 (contained in this quarterly report) and the audited consolidated financial statements and MD&A of Esprit Energy Trust (the "Trust") for the year ended December 31, 2004. All amounts are in Canadian dollars unless otherwise noted. All references to "Esprit" or the "Trust" refer to Esprit Energy Trust and all references to the "Company" refer to Esprit Exploration Ltd. The Trust is an open-ended investment trust created pursuant to a trust indenture. The Company is a subsidiary of the Trust.

Per share information is based on a consolidation of the Company shares on a 4 for 1 basis as part of the 2004 reorganization plan of arrangement.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of 6,000 cubic feet of natural gas to one barrel ("bbl") of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to sales volumes.

References are made to terms commonly used in the oil and gas industry that are not defined by generally accepted accounting principles ("GAAP") in Canada and are referred to as non-GAAP measures. Such non-GAAP measures should not be considered an alternative to, or more meaningful than GAAP measures as indicators of the Trust's financial or operating performance. The non-GAAP measures presented are not standardized measures and therefore may not be comparable with the calculation of similar measures for other entities. The following non-GAAP measures are used in this MD&A:

(1) Cash flow equals cash flow from operations before changes in non-cash working capital. The Trust considers cash flow to be a key measure as it demonstrates the Trust's ability to generate the cash necessary to pay distributions, repay debt and to fund future capital investment. Cash flow per unit is calculated using the same number of units for the period as used in the net earnings per unit calculations.

(2) Net debt equals bank debt plus current liabilities minus current assets. Net debt is a useful measure of the Trust's total leverage.

(3) Long-term debt to cash flow ratio equals the total long-term debt on the balance sheet divided by cash flow (as defined above). The long-term debt to cash flow ratio is a useful measure by which to compare the Trust's financial leverage to those of its peers.

(4) Netbacks equal total revenue per boe less royalties per boe, operating costs per boe and general and administrative costs per boe. Netbacks are a useful measure to compare the Trust's operations with those of its peers.

This MD&A contains forward-looking or outlook information with respect to the Trust. The use of the words "anticipate", "continue", "estimate", "may", "will", "project", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this MD&A and neither the Trust, nor the Company undertake any obligation to publicly update or revise these statements to reflect new information, subsequent or otherwise.

2004 REORGANIZATION OF ESPRIT

On October 1, 2004 the Company completed a reorganization by plan of arrangement (the "Arrangement") into Esprit Energy Trust (the "Trust") and ProspEx Resources Ltd. ("ProspEx"). The Arrangement was approved by securityholders on September 27, 2004 and was effective on October 1, 2004. The arrangement resulted in Esprit shareholders receiving 0.25 of either a Class A trust unit, Class B trust unit or exchangeable share of the trust, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share. The units of Esprit Energy Trust and the common shares of ProspEx commenced trading on the Toronto Stock Exchange on October 5, 2004 as distinct and separate securities. The Trust and ProspEx have separate Boards and management.

The Trust effectively acquired approximately 90 percent of the former producing assets of the Company. The remainder of the properties of the Company, consisting of certain prospective natural gas weighted assets and undeveloped land, were transferred to ProspEx. After giving effect to the arrangement, the financial statements of the Trust have been prepared on a continuity of interests basis which recognizes the Trust as the successor to Esprit Exploration Ltd. Accordingly, the consolidated financial statements for the year ended December 31, 2004 reflect the financial position, results of

operations and cash flow as if the Trust had always carried on the business of the Company. All comparative figures prior to and including the third quarter of 2004 in the consolidated financial statements and this MD&A are the previous consolidated results of the Company and, as such, will not be comparable for all periods presented. The fourth quarter of 2004 was Esprit's first quarter as a trust.

During the quarter Esprit's Board approved the elimination of the Trust's A/B unit structure. Esprit's outstanding Class A Trust Units and Class B Trust Units were reclassified into a single class of units ("Trust Units"). The effective date of the reclassification was June 30, 2005 and the single class of units began trading on the TSX on July 5, 2005.

TRUST OVERVIEW AND HIGHLIGHTS

The Trust is a conventional, independent, Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. The Trust's principal properties are in Alberta. The Trust's operations are characterized by long-life, gas-focused assets.

As at December 31, 2004, the Trust had total proved reserves of 38.2 million boe as evaluated by our independent petroleum engineers. Of this total, approximately 30.6 million boe were proved producing reserves. The Trust's production is heavily weighted toward natural gas and natural gas liquids with oil representing only approximately nine percent of total production at June 30, 2005. The Trust distributes a large percentage of its cash flow to investors. Cash flow not distributed is utilized to fund the finding and developing of oil and natural gas reserves and optimization of current production. The Trust's strategy is to maintain stable distributions and to grow production and reserves through a combination of strategic, accretive acquisitions and internally identified exploitation opportunities. The Trust has a significant undeveloped land base and an inventory of drilling prospects in its core areas.

On April 29, 2005, Esprit acquired the shares of Resolute Energy Inc. ("Resolute"), a public company whose shares trade on the Toronto Stock Exchange, on the basis of 0.338 units of the Trust for each Resolute share. Immediately after the transaction the Company amalgamated with Resolute. As part of this plan of arrangement, certain Resolute assets were transferred to a separate publicly traded exploration and coalbed methane development company (Cordero Energy Inc.) the shares of which were issued to the previous shareholders of Resolute. The Trust issued approximately 24.1 million trust units to the shareholders of Resolute. The assets acquired through this transaction have increased Esprit's production by approximately 60 percent and have reduced the Trust's dependence on the Olds area. The Resolute assets are predominantly sweet, natural gas properties and have increased the Trust's proportion of sweet gas production from 29 percent to 55 percent of its total gas production. An additional 15.7 million barrels of oil equivalent ("mmboe") of proved reserves and 20.4 mmboe of proved plus probable reserves have been added to Esprit's asset base as a result of this acquisition.

On July 7, 2005, Esprit announced that it had entered into agreements to acquire two privately-held Calgary-based oil and gas companies. Esprit will acquire all of the issued and outstanding shares of the companies for aggregate cash consideration of $98.7 million. The total value of the transaction, including assumption of debt and working capital deficiency of approximately $2.6 million, is approximately $101.3 million. The two acquisitions represent 6.14 mmboe of proved plus probable reserves of which 4.0 mmboe are proved. These estimates were prepared by the vendors' independent engineers. Esprit has developed its own internal reserve estimates which are approximately 82% of the total proved plus probable reserves provided in the independent engineering report. Esprit used its own estimates in the valuation of the transaction. The reserves are roughly 65% light oil and 35% natural gas. Production from the acquired properties for the month of June averaged 1,845 boe per day and, with normal declines, is expected to

average 1,575 boe per day over the last half of 2005. After these transactions, Esprit's Proved plus Probable Reserve Life Index (RLI) will be essentially unchanged, moving from 10.8 years to 10.7 years. The transaction is expected to close on August 8, 2005.

In conjunction with the transactions, Esprit also announced that it had entered into an agreement, on a bought deal basis, with a syndicate of underwriters, for an offering of $100 million of extendible convertible unsecured subordinated debentures. The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 6.50%, and an initial maturity date of August 31, 2005, but will be automatically extended to mature on December 31, 2010 upon closing of the aforementioned acquisitions. If the acquisitions do not close on or before August 31, 2005 the Convertible Debentures will mature on the initial maturity date. The Convertible Debentures will be convertible into trust units of Esprit at $13.85 per trust unit. The net proceeds of the offering will be used to fund the acquisitions. The offering closed on July 28, 2005.

FINANCIAL REVIEW

NET EARNINGS AND CASH FLOW

($ 000's except per unit amounts)	Three months ended June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	Six months ended June 30 2005	June 30 2004
Net earnings	15,906	8,421	11,029	12,179	26,935	16,105
Cash flow	30,504	25,513	22,456	23,791	52,961	49,104
Net earnings per unit - basic	0.28	0.21	0.27	0.31	0.55	0.40
Cash flow per unit - basic	0.54	0.64	0.56	0.60	1.09	1.23
Net earnings per unit - diluted	0.27	0.21	0.27	0.29	0.53	0.40
Cash flow per unit - diluted	0.52	0.63	0.53	0.56	1.04	1.21
Basic weighted average units	56,802	40,019	40,178	39,867	47,576	39,990
Diluted weighted average units	58,961	40,599	42,312	42,313	50,743	40,475
Cash distributions per unit	0.42	-	0.42	0.42	0.84	-

Cash flow for the second quarter of 2005 was $30.5 million, up $5.0 million or 20 percent from the second quarter of 2004 and $8.0 million or 36 percent from the first quarter of 2005. The second quarter 2005 cash flow reflects the results of operations of the former Resolute properties from April 29th, the effective date of the acquisition, onwards. The increase in cash flow from the former Resolute assets more than offset the decrease in cash flow from the assets transferred to ProspEx in October of 2004.

Cash flow for the first six months of 2005 was up eight percent to $53.0 million from $49.1 million in the first half of 2004. The increase is mostly due to the cash flow from the former Resolute assets, offset partially by increased interest expense, Resolute plan of arrangement costs and higher general and administrative costs resulting from the acquisition of Resolute and the increased size of the Trust.

Net earnings for the second quarter of 2005 increased 89 percent compared

to the second quarter of 2004 and 44 percent from the first quarter of 2005. The increase in earnings from both periods is due to increased cash flow from the former Resolute assets and decreased future income tax expense partially offset by higher expenses for DD&A, accretion of asset retirement obligation and unit-based compensation. The increases in DD&A, accretion and unit-based compensation expense were all a result of the Resolute acquisition. These items are discussed in more detail below.

Net earnings for the first two quarters of 2005 were $26.9 million, up 67 percent from $16.1 million in 2004. The increase in earnings for the six months ended June 30, 2005 was due to the same items which impacted the quarterly earnings; higher cash flow from the former Resolute properties and lower future income taxes due to the trust structure offset partially by increased DD&A, accretion and unit-based compensation.

OIL AND NATURAL GAS REVENUE

	Three months ended				Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	2005	June 30 2004
Oil and gas revenue ($000s)	57,382	48,651	42,638	44,419	100,020	93,879
Production Volumes						
Natural gas (mcf/d)	65,709	65,435	54,963	55,920	60,366	64,823
Natural gas liquids (bbl/d)	1,357	1,256	1,310	1,436	1,334	1,250
Oil (bbl/d)	1,216	621	394	405	807	702
Total (boe/d)	13,525	12,782	10,864	11,161	12,202	12,756
Sales Prices						
Natural gas ($/mcf)	7.46	6.80	7.12	6.99	7.31	6.60
Natural gas liquids ($/bbl)	58.43	55.39	55.09	54.14	56.80	52.83
Crude oil ($/bbl)	50.07	32.10	26.43	34.75	44.33	31.10

Oil and natural gas revenue for the second quarter of 2005 was $57.4 million, up 18 percent from $48.7 million in the same quarter of 2004. This increase was due to a 6 percent increase in total equivalent production volumes, due largely to the acquisition of Resolute but offset partially by the transfer of certain assets to ProspEx, decreased volumes during the scheduled Olds and Ram River (Blackstone) plant turnarounds and extreme wet weather conditions experienced during the month of June 2005. Also, the Trust saw an 11 percent rise in overall commodity prices received. The major plant maintenance at Olds, scheduled for every three years, took place in June of 2005 and the plant was shut down for approximately 16 days. The turnaround was executed as planned and production from the Olds plant was fully restored by the end of June. Oil and natural gas revenues increased by $14.7 million or 35 percent compared to the first quarter of 2005, due to increases in production volumes and commodity prices.

Oil and natural gas revenue for the six months ended June 30, 2005 was $100 million compared to $93.9 million for the same period of 2004. The increase in revenue is due to increased production volumes as a result of the Resolute acquisition, partially offset by reduced revenue from the transfer of assets to ProspEx, the plant turnaround downtime and wet weather related operational issues. A 12 percent increase in overall commodity prices received by the Trust also contributed to the increase in revenue over the first six months of 2004.

Prices and product marketing

In the second quarter of 2005, the Company's marketing activities resulted in an average natural gas price of $7.46 per mcf at the plant gate. This is $0.36 per mcf higher than the expected Alberta Reference Price for the quarter. The Alberta Reference Price is the average plant gate natural gas price received by all Alberta gas producers for their product as published by the Department of Energy of the Province of Alberta. The second quarter 2005 average price received for natural gas has increased ten percent to $7.46 per mcf compared to the average second quarter 2004 price of $6.80 per mcf. The year-to-date average gas price is $7.31 per mcf compared to $6.60 per mcf during the same period of 2004, an eleven percent increase.

The average natural gas liquids ("NGL") sales price received in the second quarter of 2005 of $58.43 per bbl is up 5 percent from the same period of 2004. The natural gas liquids price received for the first half of 2005 was $56.80 per bbl compared to $52.83 per bbl in 2004.

Esprit's average oil price in the second quarter of 2005 was $50.07 per bbl, which is up 56 percent compared to the second quarter of 2004. The year-to-date oil price was $44.33 per bbl compared to $31.10 per bbl during the first two quarters of 2004.

As part of its risk management policy, which is described in more detail below, Esprit enters into commodity price derivative contracts to provide downside price protection. When compared to published monthly market prices, natural gas hedging activities increased gas revenue by $1.7 million ($0.32 per mcf) for the first six months of 2005 and decreased revenue by $0.6 million ($0.10 per mcf) in the first six months of 2004.

For the remainder of 2005, the Trust has approximately 26 percent of its estimated annual natural gas production hedged via fixed price contracts. An additional 12 percent of natural gas volumes are protected via collars which provide downside price protection but also remove the benefit of prices above a specified level. If all of Esprit's contracts were closed out on June 30, 2005, the gain resulting from the settlement would have been approximately $1.3 million.

Subsequent to the end of the quarter, Esprit has hedged a portion of the production from the pending acquisitions of the two privately-held companies in order to protect its rate of return on the acquisitions. A total of 650 barrels per day of oil has been hedged from November 1, 2005 to October 31, 2008 at a Canadian dollar WTI equivalent of Cdn$71.50 per barrel.

Energy commodity prices can fluctuate due to changes in the geo-political environment, weather conditions, supply disruptions and variations in demand. The Trust aims to limit the volatility in its cash flow and, in turn, provide stability to its distributions. The Trust has a written policy delegating limited authorities to management to implement commodity price hedges. The Board of Trustees regularly meets with management quarterly to review the Trust's hedging strategy and the hedges in place. It is expected that no more than 30 to 35 percent of the Trust's production would be exposed to fixed price hedges beyond one month out. In the case of a material acquisition, the Trust may consider using hedges on a larger portion of the acquired production to lock in the transaction economics. In the event that prices rise above the price specified in the hedge, Esprit will be unable to capture the associated incremental revenue.

Production

	Three months ended				Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	June 30 2005	June 30 2004
Natural gas (mcf/d)	65,709	65,435	54,963	55,920	60,366	64,823

Natural gas liquids (bbl/d)	1,357	1,256	1,310	1,436	1,334	1,250
Oil (bbl/d)	1,216	621	394	405	807	702
Total (boe/d)	13,525	12,782	10,864	11,161	12,202	12,756
Natural gas	81%	85%	84%	84%	82%	85%
Natural gas liquids	10%	10%	12%	13%	11%	10%
Oil	9%	5%	4%	3%	7%	5%
Total	100%	100%	100%	100%	100%	100%

Total average daily oil equivalent production for the second quarter of 2005 of 13,525 boe per day represents a 6 percent increase over the second quarter of 2004 production of 12,782 boe per day. A number of offsetting factors influenced production in the second quarter of 2005 compared to the same quarter of 2004. Production volumes increased due to the Resolute acquisition, however the increase was partially offset by decreased production due to the Olds and Blackstone plant turnarounds and the transfer of properties to ProspEx. Production volumes for the second quarter of 2005 were up from the first quarter of 2005 and the final quarter of 2004 due to the Resolute acquisition offset by the plant turnaround.

Esprit's second quarter 2005 average natural gas production of 65.7 million cubic feet ("mmcf") per day is approximately equal to second quarter 2004 natural gas production of 65.4 mmcf per day. The production increases realized from the Resolute properties were offset by the loss of production from properties that were transferred to ProspEx, scheduled major plant maintenance at Olds and Blackstone, as well as some unanticipated operational issues related to wet weather. Gas production for the first half of 2005 averaged 60.4 mmcf per day compared to 64.8 mmcf per day for the first half of 2004. This decrease in year-to-date production is due to the same issues which impacted quarterly production. The Resolute acquisition was not effective until April 29, 2005 and therefore did not impact the year-to-date average daily gas volumes as significantly as the second quarter average daily gas volumes.

Natural gas liquids production of 1,357 bbls per day for the second quarter and 1,334 bbls per day for the first six months of 2005 was eight and seven percent higher than the second quarter of 2004 of 1,256 bbls per day and the first six months of 2004 of 1,250 bbls per day. The second quarter 2005 natural gas production was approximately equal to the prior year and the liquids production from the former Resolute properties, as a percentage of total production, was relatively consistent with Esprit's percentage of NGL production, therefore, like the natural gas production, the NGL production remained relatively flat.

In the second quarter of 2005, oil production averaged 1,216 bbls per day, an increase of 96 percent compared to the same quarter of 2004. This increase is due entirely to the oil production acquired in the Resolute transaction. Year-to-date oil production increased to 807 bbls per day in 2005 from 702 bbls per day in 2004, also due to the Resolute acquisition.

ROYALTIES

	Three months ended				Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	June 30 2005	June 30 2004

Total royalties (net of ARTC) ($ thousands)	12,182	11,565	10,190	10,358	22,372	22,258
As a % of oil and gas sales	21	24	24	23	22	24
Per boe	9.90	9.94	10.42	10.09	10.13	9.59

Royalty expense of $12.2 million for the second quarter of 2005 increased from the prior year's royalty expense of $11.6 million due to the increased revenue from the former Resolute properties. The total royalties as a percentage of revenue were 21 percent in the second quarter of 2005 compared to 24 percent in both the second quarter of 2004 and the prior quarter of 2005. The decrease in the royalty rate is due to the lower royalty rate properties acquired through the Resolute transaction as well as higher-than-anticipated prior year gas cost allowance benefits. The royalty rate for the remainder of 2005 is expected to be approximately 24 percent.

The year-to-date royalty expense of $22.4 million was approximately equal to the prior year royalty expense of $22.3 million. Higher royalties as a result of increased revenue from the former Resolute properties were offset by lower royalty expenses for the properties transferred to ProspEx and the prior year gas cost allowance amendments.

OPERATING COSTS

	Three months ended				Six months ended	
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	June 30 2005	June 30 2004
Operating expenses ($ thousands)	10,412	9,025	7,412	8,321	17,824	16,985
Per boe	8.46	7.76	7.58	8.10	8.07	7.32

Esprit's second quarter operating costs were $10.4 million, or $8.46 per boe, compared to $9.0 million, or $7.76 per boe, for the second quarter of 2004. The second quarter 2005 per unit operating costs are higher than the same period of 2004 due mostly to lower production volumes from the Olds area as a result of the planned major plant turnaround that took place in June. Further, the properties transferred to ProspEx had low operating costs relative to Esprit's other properties, which resulted in Esprit's per unit operating costs being lower in the prior year. The total operating costs are higher in the second quarter of 2005 as compared to the first quarter of 2005 and the final quarter of 2004 due to the acquisition of Resolute. The per unit operating costs are higher than the two previous quarters due to production being negatively impacted by the Olds plant turnaround and wet weather related operational issues. Operating costs are expected to average $6.75 per boe for the last half of 2005. Per boe operating cost reductions are expected to be achieved through increased third party processing revenue, higher volumes and the relatively low operating costs on the privately-held company acquisitions.

Year-to-date total operating costs were $17.8 million, or $8.07 per boe, compared to $17.0 million, or $7.32 per boe, for the same period of 2004. The increase in total operating costs was due to the additional volumes resulting from the acquisition of Resolute, offset by decreased costs associated with

the production transferred to ProspEx. However, the increase in per unit operating costs was largely a result of the production downtime relating to the Olds plant turnaround.

DEPLETION, DEPRECIATION & AMORTIZATION

	Three months			ended	Six months	ended
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	2005	June 30 2004
Depletion, depreciation and amortization ($ thousands)	15,821	11,766	10,186	10,600	26,008	23,089
Per boe	12.85	10.12	10.42	10.32	11.77	9.95

Depletion, depreciation and amortization ("DD&A") expense in the second quarter of 2005 was $15.8 million, or $12.85 per boe, and $26.0 million year to date, or $11.77 per boe; up from $11.8 million, or $10.12 per boe, in the second quarter of 2004 and $23.1 million or $9.95 per boe year to date in 2004. DD&A per boe has been increasing gradually each quarter as Esprit's finding and development costs are higher than the historical costs. Due to the significance of the Resolute acquisition, the second quarter DD&A rate has increased more dramatically than the increases seen in the past few quarters. The increase in total DD&A expense for the quarter is a result of an increase in the DD&A rate, combined with an increase in production volumes. For the year-to-date period, the increase in the DD&A rate more than offset the decrease in production volumes. Contributing to the increase in the DD&A rate was the acquisition of Resolute at a rate higher than Esprit's historical depletion rate. The future DD&A rate will continue to increase as current year finding and development costs are greater than Esprit's historical rate.

GENERAL AND ADMINISTRATIVE

	Three months			ended	Six months	ended
	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	2005	June 30 2004
General and administrative costs ($ thousands)	1,957	1,318	1,573	933	3,529	2,789
Per boe	1.59	1.13	1.61	0.91	1.60	1.20

Second quarter net general and administrative expenses increased 48 percent to $1.9 million from $1.3 million in 2004. Per unit general and administrative expenses for the quarter were $1.59 per boe compared to $1.13 per boe in the same quarter of 2004, a 41 percent increase. The increase in general and administrative costs, both from the same quarter of 2004, the first quarter of 2005 and the final quarter of 2004, is due to increased administration associated with running an income trust, increased regulatory reporting requirements as well as the costs associated with the integration of the Resolute properties and staff. Lower production due to the Olds plant turnaround also negatively impacted per unit general and administrative costs.

INTEREST EXPENSE

Interest expense in the second quarter of 2005 of $1.1 million is up $0.3 million from $0.8 million in the same quarter of the prior year. The increase in interest expense was due to the increase in average bank debt compared to 2004 and a slightly higher average interest rate. The increase in the average bank debt is due largely to the acquisition of Resolute. The average rate on the utilized portion of the credit facility was 3.5 percent in 2005 compared to 3.4 percent in 2004.

RESOLUTE PLAN OF ARRANGEMENT COSTS

During the quarter the Trust paid, to employees and officers, $0.8 million in transaction bonuses and employee retention payments. These costs were directly related to the acquisition of Resolute and have been expensed on the statement of earnings and deficit for the three and six months ended June 30, 2005.

INCOME TAXES

Esprit has not paid any current income taxes in 2005, with the exception of Federal large corporations tax and Saskatchewan capital tax. The large corporations tax and Saskatchewan capital tax have increased from the prior year reflecting the increase in taxable capital as a result of the Resolute acquisition.

Future income taxes arise from differences between the accounting and tax basis of the operating company's assets and liabilities. In the Trust structure, interest and net profits interest payments are made between the operating company and the Trust which ultimately transfer both the income and tax liability to the unitholders. It is therefore expected that the Trust will not incur any cash income taxes in the near future.

CAPITAL EXPENDITURES

	Three months ended				Six months ended	
($ thousands)	June 30 2005	June 30 2004	Mar 31 2005	Dec 31 2004	June 30 2005	June 30 2004
Exploration and Development	18,334	37,555	10,454	7,934	28,788	73,193
Acquisitions & Dispositions	6,971	58	30	(2)	7,000	58
Office and computer assets	246	52	82	11	328	113
Total	25,551	37,665	10,566	7,943	36,116	73,364

Net capital expenditures for the first six months of 2005 of $36.1 million are 51 percent lower than the same period of 2004. As a Trust, capital spending is scaled back significantly, focusing on the development of existing assets. The majority of the capital in the first quarter was spent in the Olds and Swalwell areas. Of the total capital spent in the second quarter, $8.2 million was spent on drilling and completions, $8.1 million on facilities and $1.2 million on land.

The Trust is reviewing its capital spending plans for the remainder of the year in light of the pending acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

(000's except ratios)

As at	June 30, 2005	March 31, 2005	December 31, 2004
Total assets	$ 806,899	$ 383,333	$ 385,408
Total long-term liabilities	$ 241,257	$ 123,062	$ 117,237
Long-term debt	$ 133,814	$ 93,166	$ 86,875
Working capital deficiency	$ 18,299	$ 14,940	$ 16,139
Net debt	$ 152,113	$ 108,106	$ 103,014
Long-term debt to cash flow ratio	1.10	1.04	1.00
Long-term debt to equity ratio	0.27	0.46	0.41
Outstanding units	64,523	40,289	40,183

The Trust's liquidity and capital requirements are fulfilled through operating cash flow and existing credit facilities. As at June 30, 2005, total long-term debt was $133.8 million reflecting a 1.1 debt to cash flow ratio based on second quarter annualized cash flow, however, the cash flow for the second quarter includes only two months of cash flow from the Resolute properties. The Trust has a $250 million credit facility, leaving $116 million of unused bank borrowing capability at the end of the quarter. This loan facility is subject to an annual review by the lenders and it is anticipated that the loan will be extended at that time. A significant decline in oil and natural gas prices or a significant decline in the Trust's oil and natural gas reserves could result in the loan facility not being renewed or decreased. Were the loan facility not renewed or significantly decreased, the Trust's ability to pay distributions or fund operations may be impacted.

Future debt levels are primarily dependent on the Trust's operating cash flow, distributions and capital program. Long-term debt in 2005 is projected to increase as the 2005 capital program and cash distributions are expected to exceed cash flow. The credit facility, together with cash generated from operations, will be sufficient to meet Esprit's near term capital requirements and provide the Company with the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices and/or a significant reduction in the Trust's oil and gas reserves could impact the Trust's access to bank credit facilities and its ability to fund operations and maintain distributions.

The Company does not have any off balance sheet financing arrangements.

OUTSTANDING TRUST UNIT DATA

Units of the Trust trade on the Toronto Stock Exchange under the symbol EEE.UN. Effective June 30, 2005 the Trust's A/B unit structure was eliminated and Esprit's outstanding Class A Trust Units and Class B Trust Units were restructured into a single class of units. As at August 4, 2005, the Trust had 64,527,799 Trust units and 1,795,701 exchangeable shares outstanding. 1,987,823 units are issuable upon conversion of the exchangeable shares applying the exchange ratio at July 15, 2005. During 2005, a total of 0.2 million exchangeable shares have been exchanged for trust units.

During the period January 1, 2005 to June 30, 2005, the Class B trust units traded in the range of $11.00 to $13.49 with an average trading volume of approximately 210,000 units and the Class A units traded in the range of $10.97 to $13.50 with an average daily trading volume of approximately 97,000 units.

The Trust established a Performance Unit Incentive Plan concurrent with the Plan of Arrangement. Under the Performance Unit Incentive Plan, the trustees may grant up to 5 percent of the number of Trust units outstanding from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 2.7 million performance units

issuable under the Performance Unit Incentive Plan. Performance units vest over a period of three years. The number of Trust units ultimately issued under the Performance Unit Incentive Plan is dependant on the performance of the Trust relative to its peers. The Trust granted 453,944 performance units (net of cancelled performance units) during the first two quarters of 2005. The Trust recorded compensation expense and contributed surplus of $0.8 million in the second quarter of 2005, $1.2 million year to date, based on the estimated fair value of the performance units on the date of grant.

CASH DISTRIBUTIONS

Currently the Trust's policy is to distribute approximately 70 to 75 percent of its overall cash flow to its unitholders. The Trust's capital program is financed from the residual cash flow and additional drawdowns on the bank facility. In the event that oil and natural gas prices are higher than anticipated and a cash surplus develops in a quarter, the surplus may be used to increase distributions, reduce debt, and/or increase the capital program. In the event that oil and natural gas prices and/or production are lower than expected, the Trust may decrease distributions, increase debt or decrease the capital program. Esprit regularly reviews its distribution policy in the context of the current commodity price environment and production levels.

Distributions remained constant throughout the first six months of 2005 at $0.14 per unit per month and have been that level since the Trust's inception in October 2004. Since the end of the quarter, Esprit has announced its July distribution at $0.14 per unit. In the second quarter of 2005, Esprit paid out 78 percent of its cash flow as distributions to its unitholders. The second quarter payout ratio appears slightly higher than Esprit's target ratio due to the decreased production and cash flow associated with the Olds plant turnaround. This brings Esprit's year-to-date payout ratio to 77 percent.

Esprit pays distributions monthly, to unitholders of record on the last business day of the month. Distributions are paid on the 15th of the following month or the next business day. The actual amount of the distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels and the amount of capital expenditures to be funded from cash flow.

It is expected that approximately twenty-five percent of the 2005 distributions will represent a tax efficient return of capital to Canadian unitholders and will reduce the adjusted cost base of the trust units held by unitholders. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually based on current and accumulated earnings in accordance with U.S. tax law. In 2004, 41.74 percent of the distributions made in 2004 were dividends that were "Qualifying Dividends". The remaining 58.26 percent was a tax-deferred reduction to the cost of the units for tax purposes.

New Accounting Pronouncements

Exchangeable Securities

In January 2005, the CICA issued an Emerging Issues Committee pronouncement on "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC addresses how exchangeable securities of a subsidiary should be presented on the consolidated balance sheet of an income trust, how these securities should be measured, the accounting treatment of conversion of exchangeable securities and the treatment of exchangeable securities in calculating earnings per share. The guidance is effective for financial statements issued for periods ending on or after June 30, 2005. The Trust early adopted the classification provisions of this EIC in the fourth quarter of 2004. Equity capital attributable to non-controlling interest is presented as non-controlling interest above unitholders' equity on the balance sheet. The portion of earnings attributable to exchangeable securities of the Trust is presented as "non-controlling interest" on the statement of earnings.

During the second quarter of 2005, in accordance with the transitional provisions of the EIC, the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Step acquisition accounting requires that the exchangeable share redemptions be recorded at fair value resulting in increases to unitholders' capital, property plant and equipment and future income taxes equal to the difference between the carrying value and the market value of the shares. The retroactive application of step acquisition accounting had no significant impact on current or prior period earnings and accordingly the entire earnings adjustment was recorded in the current period. Cash flow was not impacted by the change.

QUARTERLY OPERATING RESULTS
(in thousands of dollars, except per unit amounts)

	2005		2004				2003	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas revenue	57,382	42,638	44,419	46,351	48,651	45,228	41,602	41,722
Net earnings	15,906	11,029	12,179	(185)(1)	8,421	7,684	8,559	7,528
Cash flow	30,504	22,456	23,791	13,880	25,513	23,591	23,095	21,605
Net earnings per unit - basic	0.28	0.27	0.31	(0.01)	0.21	0.19	0.21	0.19
Net earnings per unit - diluted	0.27	0.27	0.29	(0.01)	0.21	0.19	0.21	0.19
Cash flow per unit - basic	0.54	0.56	0.60	0.34	0.64	0.59	0.58	0.54
Cash flow per unit - diluted	0.52	0.53	0.56	0.34	0.63	0.58	0.57	0.54

(1) A loss was recorded in the period as a result of $8.3 million of transaction costs incurred relating to the transformation to a Trust.

OTHER INFORMATION ON THE TRUST

Other information concerning the Trust, including the Annual Information Form, can be located at www.sedar.com under the profile Esprit Energy Trust.

Reader's Advisory:

- Certain comparative amounts have been reclassified to conform to current period presentation.
- In accordance with NI 51-101 all numbers stated in barrel of oil equivalent have been converted on the basis of 6 mcf equals 1 boe, unless otherwise stated.

Esprit Energy Trust
Consolidated Balance Sheets
(Stated in thousands of dollars)

	June 30 2005 (unaudited)	December 31 2004 (audited) (restated note 2)
Assets		

Current assets		
Accounts receivable	$ 25,790	$ 22,972
Prepaid expenses	4,782	2,773
	30,572	25,745
Capital assets, net	655,626	359,639
Goodwill (note 3)	120,701	-
Other assets	-	24
Total assets	$ 806,899	$ 385,408
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 39,846	$ 36,264
Distributions payable	9,025	5,620
	48,871	41,884
Bank loans (note 5)	133,814	86,875
Asset retirement obligations	22,824	11,006
Future income tax liability (note 6)	84,619	19,356
Total liabilities	290,128	159,121
Non-controlling interest (note 8)	15,062	15,731
Unitholders' equity		
Unitholders' capital (note 7)	602,307	298,726
Contributed surplus (note 10)	1,232	-
Accumulated cash distributions (note 4)	(57,383)	(16,788)
Deficit	(44,447)	(71,382)
Total unitholders' equity	501,709	210,556
Total liabilities and unitholders' equity	$ 806,899	$ 385,408

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Net Earnings and Deficit
For the period ended June 30,
(unaudited)
(Stated in thousands of dollars,
except per unit amounts)

	Three Months Ended 2005	2004	Six Months Ended 2005	2004
Revenue				
Oil and gas	$ 57,382	48,651	$ 100,020	93,879
Royalties	(12,182)	(11,565)	(22,372)	(22,258)
	45,200	37,086	77,648	71,621
Expenses				
Operating	10,412	9,025	17,824	16,985
Depletion, depreciation and amortization	15,821	11,766	26,008	23,089
General and administrative	1,957	1,318	3,529	2,789
Interest	1,124	837	2,008	1,850
Stock/Unit-based compensation	802	418	1,232	673
Accretion of asset retirement obligation	323	237	516	474
Resolute plan of arrangement and other	788	-	804	-
	31,227	23,601	51,921	45,860
Earnings before income taxes and non-controlling interest	13,973	13,485	25,727	25,761
Income taxes (note 6)				
Current	349	281	445	536
Future	(2,922)	4,783	(2,852)	9,120
	(2,573)	5,064	(2,407)	9,656
Earnings before non-controlling interest	16,546	8,421	28,134	16,105
Non-controlling interest (note 8)	640	-	1,199	-
Net earnings for the period	15,906	8,421	26,935	16,105
Deficit, beginning of period	(71,382)	(91,797)	(71,382)	(99,481)
Deficit, end of period	$(55,476)	(83,376)	$(44,447)	(83,376)
Net earnings per unit - Basic	0.28	0.21	0.55	0.40
- Diluted	0.27	0.21	0.53	0.40

See accompanying notes to consolidated financial statements

Esprit Energy Trust
Consolidated Statements of Cash Flow
For the period ended June 30,
(unaudited)
(Stated in thousands of dollars)

Three Months Ended   Six Months Ended

	2005	2004	2005	2004
Operations				
Net earnings for the period	$ 15,906	8,421	26,935	16,105
Items not involving cash				
Depletion, depreciation and amortization	15,821	11,766	26,008	23,089
Stock/unit-based compensation	802	331	1,232	584
Accretion of asset retirement obligation	323	237	516	474
Future income taxes	(2,922)	4,783	(2,852)	9,120
Non-controlling interest	640	-	1,199	-
Asset retirement expenditures	(66)	(25)	(77)	(267)
Cash flow from operations before changes in non-cash working capital	30,504	25,513	52,961	49,105
Changes in non-cash working capital from operations	(329)	3,719	(4,132)	7,447
	30,175	29,232	48,829	56,552
Financing				
Issuance of shares/units (issuance costs)	(136)	447	(251)	861
Distributions	(23,703)	-	(40,595)	-
Distributions payable	3,393	-	3,405	-
Increase in bank loans	17,934	7,143	24,225	14,458
	(2,512)	7,590	(13,216)	15,319
Investments				
Exploration and development expenditures	(18,334)	(37,555)	(28,788)	(73,193)
Property acquisitions / dispositions	-	(58)	-	(58)
Other capital assets	(246)	(52)	(328)	(113)
Corporate acquisitions	(6,971)	(921)	(7,000)	(715)
Other	-	-	24	-
	(25,551)	(38,586)	(36,092)	(74,079)
Changes in non-cash working capital from investments	(2,112)	1,764	479	2,208
	(27,663)	(36,822)	(35,613)	(71,871)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	-	-	-
Supplementary cash flow information				
Cash taxes paid	$ 245	240	$ 585	560
Interest paid	$ 1,124	891	$ 1,996	1,634

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of dollars, unless otherwise indicated)

1. BASIS OF PRESENTATION

Esprit Energy Trust (the "Trust") was established on October 1, 2004 under a plan of arrangement (the "Arrangement") involving the Trust, Esprit Exploration Ltd. (the "Company"), and ProspEx Resources Ltd ("ProspEx"). Under the Arrangement, the Company transferred certain producing and exploratory oil and gas assets to ProspEx. The Arrangement resulted in Esprit Exploration Ltd. shareholders receiving 0.25 of either a Class A Trust Unit, Class B Trust Unit or exchangeable share of the Company, depending on residency and elections; 0.20 of a ProspEx common share; and a cash payment of $0.22 per share.

The consolidated financial statements, prior to the Arrangement, include the Company and its subsidiaries. Upon completion of the Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis with the Trust as the successor to the Company. The 2004 financial statements reflect the results of operations and cash flow of the Company and its subsidiaries for the period from January 1, 2004 to September 30, 2004 and the results of operations of the Trust and its subsidiaries for the period from October 1, 2004 to December 31, 2004. As a result, the comparative figures for the first six months of 2004 are the results of the Company and its subsidiaries. Due to the conversion into a trust, certain information included in the financial statements for prior periods may not be comparable. The term "units" has been used to identify trust units issued on or after October 1, 2004 as well as the common shares outstanding prior to the conversion on October 1, 2004.

The interim unaudited consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, except as described in Note 2 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004.

2. CHANGES IN ACCOUNTING POLICIES

(a) Exchangeable securities - Non-Controlling interest

In 2004 the Trust early adopted the classification provisions of EIC 151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet as they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of Trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. A non-controlling interest charge has been made to net earnings equivalent to the non-controlling interests' proportionate share of the Trust's consolidated net income with a corresponding increase to the non-

controlling interest on the balance sheet.

In accordance with the transitional provisions of the revised abstract, at June 30, 2005 the Trust retroactively adopted step acquisition accounting for exchangeable share redemptions. Each redemption of exchangeable shares is treated as a step acquisition requiring the exchangeable shares to be transferred to equity at the market value of the units then issued. At June 30, 2005 the retroactive application for all exchangeable shares which had been converted to date resulted in an increase in property plant and equipment of $2.8 million ($1.9 million at December 31, 2004), an increase in unitholders' capital of $1.9 million ($1.2 million at December 31, 2004) and an increase in future income tax liability of $0.9 million ($0.6 million at December 31, 2004). The retroactive application of step acquisition accounting for the redemptions had no significant impact on current or prior period earnings and accordingly, the adjustment as a result of the change has been recorded in the current period. Cash flow was not impacted by the change.

(b) Goodwill

The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the reporting entity. If the fair value of the Trust is less that the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated Trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of the goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

Certain comparative amounts have been reclassified to conform with current year's presentation.

3. ACQUISITION OF RESOLUTE ENERGY INC.

On April 29, 2005, the Trust acquired all of the issued and outstanding shares of Resolute Energy Inc. ("Resolute") on the basis of 0.338 units of the Trust for each Resolute share for consideration of $308.3 million by issuing 24.1 million Trust Units. The Resolute acquisition was accounted for using the purchase method of accounting with the results of operations being included from the date of the acquisition. The table below summarizes the allocation of the purchase price to the net assets of Resolute.

Cost of acquisition		
Fair value of Trust units issued	$	301,332
April distribution on Trust units issued to former Resolute shareholders		3,371
Estimated Trust transaction costs		3,629
Total cost of acquisition	$	308,332

Allocated as follows:	
Net working capital	$ 10,878
Debt assumed	(36,000)
Asset retirement obligation	(11,339)
Future income taxes	(67,794)
Goodwill	120,701
Capital assets	291,886
Total cost of acquisition	$ 308,332

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and tax balances are finalized.

4. RECONCILIATION OF DISTRIBUTIONS

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Cash distributions	$ 23,703	-	$ 40,595	-
Accumulated cash distributions, beginning of period	33,680	-	16,788	-
Accumulated cash distributions, end of period	$ 57,383	-	$ 57,383	-
Cash distributions per unit (1)	$ 0.42	-	$ 0.84	-
Accumulated cash distributions per unit, beginning of period	0.84	-	0.42	-
Accumulated cash distributions per unit, end of period	$ 1.26	-	$ 1.26	-

(1) represents the sum of the per trust unit paid monthly to unitholders

5. BANK LOANS

The Trust has an amended and restated credit agreement as at April 29, 2005. The credit agreement has a $250 million extendible revolving term credit facility and is secured by a $250 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The interest rate paid on the utilized portion of this and the previous facility for the quarter was approximately 3.5 percent (fourth quarter 2004 - 3.4 percent). The facility is fully revolving until May 31, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the credit facility is not extended, a balloon payment is required on June 1, 2007.

The Trust has no debt denominated in a foreign currency.

6. FUTURE INCOME TAXES

The provision for future income taxes differs from the amount computed by applying the combined statutory Canadian Federal and Provincial tax rates to earnings before income taxes and non controlling interest. The reasons for these differences are as follows:

	2005	2004
Earnings before income taxes and non controlling interest for the six months ended June 30	$ 25,727	$ 25,761
Rate	37.62%	38.62%
Computed expected provision for future income taxes	9,678	9,949
Increase (decrease) in taxes resulting from:		
Non-deductible Crown payments, net of ARTC	3,626	3,838
Resource allowance	(4,900)	(3,646)
Net income of the Trust and other (1)	(11,563)	16
Non-deductible unit-based compensation	463	-
Effect of change in tax rate	(156)	(1,037)
	(2,852)	9,120
Capital taxes	445	536
Income tax expense/(recovery)	$ (2,407)	$ 9,656

(1) Net income of the trust represents the income of the trust that is taxed directly in the hands of the unitholders.

7. UNITHOLDERS CAPITAL

Prior to June 30, 2005, the capital structure of the Trust consisted of Class A Trust Units and Class B Trust Units. The Class A Trust Units and Class B Trust Units had the same rights to vote, receive distributions and participate in the assets of the Trust upon any wind-up or dissolution. Class A Trust Units had no residency restrictions whereas the Class B Trust Units could only be held by Canadian residents. The number of Class A Trust Units outstanding at any point in time was not to exceed 80% of the number of Class B Trust Units outstanding at such time. Class B Trust Units could not be converted into Class A Trust Units.

The Trust could, at its sole discretion, redeem Class A Trust Units for either cash or unsecured, subordinated promissory notes of the Trust. The redemption price for the Class A Trust Units was the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption. Class A Trust Units and Class B Trust Units were redeemable at the option of the unitholder at the lesser of the ten trading day average market price and 95 percent of the closing market price of the Class B Trust Units on the day of redemption.

Effective June 30, 2005 the Trust's dual trust unit structure was eliminated. A new single class of Trust Unit commenced trading on the TSX on July 5, 2005 under the symbol "EEE.UN".

(a) Issued and Outstanding

A summary of unitholders' equity for the quarter ended June 30, 2005 is as follows:

	Number of Units (thousands)	Amount
Units outstanding as at December 31, 2004	40,183	$ 298,726
Plan of Arrangement and Trust unit issuance costs	-	(115)

Units issued on conversion of exchangeable shares	106	1,097
Units outstanding as at March 31, 2005	40,289	$ 299,708
Plan of Arrangement and Trust unit issuance costs	-	(136)
Units issued on conversion of exchangeable shares	156	1,403
Fair value of Trust units issued on acquisition of Resolute	24,078	301,332
Total Trust units as at June 30, 2005	64,523	$ 602,307

(b) Per Unit Amounts

Basic per unit amounts are calculated using the weighted average number of units outstanding during the period. Diluted per unit amounts include the dilutive effect of performance units using the contingently issuable share provisions, stock options according to the treasury stock method and exchangeable shares using the "if-converted" method. The contingently issuable share provisions use the performance criteria in existence at the end of the period. An adjustment to the numerator amount was required in the diluted calculation to provide for the earnings ($0.6 million for the second quarter and $1.2 million year-to-date) attributable to the non-controlling interest pertaining to the exchangeable shareholders. The following table summarizes the Trust Units used in calculating net earnings per unit.

	Three Months Ended		Six Months Ended	
(number of units - thousands)	2005	2004	2005	2004
Weighted average number of units outstanding - basic	56,802	40,019	48,576	39,990
Effect of stock options / performance units	146	580	88	485
Trust units issuable on conversion of exchangeable shares	2,013	-	2,079	-
Weighted average number of units outstanding - diluted	58,961	40,599	50,743	40,475

8. NON-CONTROLLING INTEREST

Exchangeable shares of the Company are exchangeable at any time, based on the exchange ratio, into Trust units at the option of the holder. Exchangeable shares may only be held by Canadian residents. The exchange ratio is increased monthly based on the cash distributions paid and the average market trading price over the 5 days ending on the distribution record date. Cash distributions are not paid on exchangeable shares.

On October 1, 2007, the Trust will issue Trust units in exchange for all outstanding exchangeable shares based on the then applicable exchange ratio. The following table summarizes the exchangeable shares exchanged for Trust units during the period and the exchangeable shares' interest in net income for the period:

Exchangeable Shares	Number of Shares (thousands)	Amount

Balance, December 31, 2004	2,048	$ 15,731
Exchanged for Trust Units	(102)	(772)
Non-controlling interest in net income	-	558
Balance, March 31, 2005	1,946	$ 15,517
Exchanged for Trust Units	(146)	(1,095)
Non-controlling interest in net income	-	640
Balance, June 30, 2005	1,800	$ 15,062
Exchange ratio, end of period	1.09412	
Trust units issuable upon conversion	1,969	

9. FINANCIAL INSTRUMENTS

The Trust enters into commodity price derivative contracts to reduce the impact of volatile commodity prices. The following contracts were in place June 30, 2005:

Natural Gas Contracts	Notional Volumes GJ/d	Physical/ Financial	Term	Price
AECO Fixed Price	2,500	Financial	Apr. 1, 2005-Oct. 31, 2005	$7.35/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005-Oct. 31, 2005	$7.50/GJ
AECO Fixed Price	2,500	Financial	Apr. 1, 2005-Oct. 31, 2005	$7.00/GJ
AECO Fixed Price	2,500	Physical	Apr. 1, 2005-Oct. 31, 2005	$7.25/GJ
AECO Fixed Price	2,500	Physical	Apr. 1, 2005-Oct. 31, 2005	$6.90/GJ
AECO Fixed Price	2,500	Financial	May. 1, 2005-Oct. 31, 2005	$7.75/GJ
AECO Fixed Price	2,500	Financial	May. 1, 2005-Oct. 31, 2005	$7.65/GJ
AECO Fixed Price	2,500	Financial	May. 1, 2005-Oct. 31, 2005	$7.95/GJ
AECO Fixed Price	2,500	Financial	May. 1, 2005-Oct. 31, 2005	$7.75/GJ
AECO Fixed Price	2,500	Financial	Aug. 1, 2005-Oct. 31, 2005	$7.60/GJ
AECO Fixed Price	2,500	Financial	Aug. 1, 2005-Oct. 31, 2005	$7.85/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005-Mar. 31, 2006	$8.37/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005-Mar. 31, 2006	$8.03/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005-Mar. 31, 2006	$8.50/GJ
AECO Fixed Price	2,500	Financial	Nov. 1, 2005-Mar. 31, 2006	$8.75/GJ
AECO Fixed Price	2,500	Physical	Nov. 1, 2005-Mar. 31, 2006	$9.00/GJ
AECO Collar (RSE)	5,000	Financial	Apr. 1, 2005-Oct. 31, 2005	$6.00-$7.35/GJ
AECO Collar (RSE)	7,000	Financial	Apr. 1, 2005-Oct. 31, 2005	$6.00-$7.68/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005-Mar. 31, 2006	$7.00-$9.00/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005-Mar. 31, 2006	$7.00-$9.50/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005-Mar. 31, 2006	$7.50-$10.50/GJ
AECO Collar	2,500	Financial	Nov. 1, 2005-Mar. 31, 2006	$7.50-$11.00/GJ

As at June 30, 2005 the Trust would have realized an estimated gain of approximately $1.3 million had all commodity hedging contracts been closed out.

The carrying value of accounts receivable, deposits, accounts payable and accrued liabilities and distributions payable approximate their fair value due to their demand nature or relatively short periods to maturity.

The fair value of bank loans approximate their carrying value as they bear interest at a floating rate.

A substantial portion of the Trust's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. The Trust has no significant concentration of credit risk. Purchasers of oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

The Trust is exposed to foreign currency fluctuations as oil prices received are referenced to US dollar denominated prices and gas and natural gas liquids prices are influenced by US dollar denominated markets.

The Company is exposed to a floating rate of interest on all its bank loans.

The Company has no instruments in place at June 30, 2005 to manage the foreign currency and interest rate exposures.

10. UNIT BASED COMPENSATION PLAN

	Number of Performance Units
Balance, December 31, 2004	-
Granted	208,912
Exercised	-
Cancelled	(6,500)
Balance, March 31, 2005	202,412
Granted	259,032
Exercised	-
Cancelled	(7,500)
Balance, June 30, 2005	453,944

In conjunction with the Arrangement the Trust established a Performance Unit Incentive Plan (the "Plan") for employees, directors, consultants and other service providers of the Trust or its subsidiary. Under the Performance Unit Incentive Plan, the trustees may grant up to 5 percent of the number of units outstanding (including trust units issuable upon the exchange of exchangeable shares) from time to time to trustees, officers, employees of, or providers of services to the Trust. Currently there are 2.7 million performance units issuable under the Performance Unit Incentive Plan. The performance units will vest equally over three years and will include the economic equivalent of distributions for the period. The actual number of trust units issued will be determined based on the total unitholder return of the Trust relative to its peers. Performance factors range from zero to 2.5 times the initial performance units granted. The Trust expects to issue units from treasury for both the trust units and distributions earned.

The Trust uses the fair value method for valuing unit based compensation. Under this method, compensation cost attributable to performance units granted is measured at the fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.

For the three and six months ended June 30, 2005 the performance factor was assumed to be 1.0 times.

The fair value of the performance units for the three and six months period ended June 30, 2005 was estimated to be $3.4 million and $6.2 million, respectively. For the three and six month periods ended June 30, 2005, unit-based compensation expense of $0.8 million and $1.2 million, respectively, was recorded in the statement of earnings with a corresponding increase to contributed surplus. The contributed surplus balance is transferred to equity when the units are ultimately issued.

11. AGREEMENT TO ACQUIRE PRIVATE OIL & GAS COMPANIES

On July 7, 2005, Esprit announced that it had entered into agreements to acquire two privately-held Calgary-based oil and gas companies. Esprit will acquire all of the issued and outstanding shares of the companies for an aggregate cash consideration of $98.7 million. The total value of the transaction, including assumption of bank debt and working capital deficiency of approximately $2.6 million, is $101.3 million plus or minus certain adjustments.

Esprit has hedged a portion of the production from the pending acquisitions in order to protect its rate of return on the anticipated production. A total of 650 barrels per day of oil has been hedged from November 1, 2005 to October 31, 2008 at a Canadian dollar WTI equivalent of Cdn$71.50 per barrel.

In conjunction with the transactions, Esprit also announced that it had entered into an agreement, on a bought deal basis, with a syndicate of underwriters, for an offering of $100 million of extendible convertible unsecured subordinated debentures. The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 6.50%, and an initial maturity date of August 31, 2005, but will be automatically extended to mature on December 31, 2010 upon closing of the aforementioned acquisitions. If the acquisitions do not close on or before August 31, 2005 the Convertible Debentures will mature on the initial maturity date. The Convertible Debentures will be convertible into trust units of Esprit at $13.85 per trust unit. The net proceeds of the offering will be used to fund the acquisitions. The offering closed on July 28, 2005.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

>>

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact Dan Payne, Investor Relations, (403) 213-3764, or toll free

1-888-213-3713, ir(at)eee.ca; Stephen B. Soules, Executive VP, Chief Financial Officer, (403) 213-3761; Stephen J. Savidant, President, Chief Executive Officer, (403) 213-3729/
(EEE.UN.)

CO: Esprit Energy Trust

CNW 06:00e 05-AUG-05

Exemption Number 82-34890

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, Aug. 2 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announced today that effective August 15, 2005; the Exchange Ratio in respect of each Exchangeable Share of Esprit Exploration Ltd. will be increased from 1.10699 to 1.11889. The increase in the Exchange Ratio is calculated by multiplying the $0.14 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Trust Units of the Trust for the five days ending on the distribution record date.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN".

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 19:40e 02-AUG-05

Exemption Number
82-34890

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Closing of $100 million Offering of Convertible Debentures

CALGARY, July 28 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") is pleased to announce the closing of its $100 million bought deal offering of 6.50% convertible extendible unsecured subordinated debentures (the "Convertible Debentures"). The offering was conducted through a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc. and also including National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Peters & Co. Limited and First Associates Investments Inc.

The Convertible Debentures have an initial maturity date of August 31, 2005 (the "Initial Maturity Date"), which will automatically be extended to December 31, 2010 if the acquisition by Esprit Energy Trust of all of the shares of Markedon Energy Ltd. takes place on or prior to the Initial Maturity Date.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. The trust units of Esprit are listed on the Toronto Stock Exchange under the symbol "EEE.UN".

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Dan Payne, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca; Greg Jerome, Vice President, Finance & Corporate Secretary, (403) 213-3732/
(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 08:47e 28-JUL-05

Exemption Number
82-34890



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Esprit Energy Trust

Receipt for (Final) Short Form Prospectus dated **July 18, 2005** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **19th** day of **July, 2005**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Corporate
Finance Officer (Analyst)

Project # 805224

Exemption Number
82-34890



DÉCISION N° : 2005-MC-2609

NUMÉRO DE PROJET SÉDAR: 805224

DOSSIER N° : 23318

Objet : Esprit Energy Trust
Demande de visa

Vu la demande présentée le 11 juillet 2005;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-7.03.

En conséquence, l'Autorité des marchés financiers octroie le :

> visa pour le prospectus simplifié du 18 juillet 2005 de Esprit Energy Trust concernant le placement d'un emprunt d'un capital global de 100 000 000 $ en débentures subordonnées non garanties prorogeables convertibles à 6,50 % au prix de 1000 $ la débenture.

Le visa prend effet le 19 juillet 2005.

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

PM/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Exemption Number
82-34890



IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

ESPRIT ENERGY TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated July 18, 2005.

DATED at Calgary, Alberta this July 19, 2005

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00805224

Exemption Number 82-34890

RAPPORT DE LA DIRECTION

La direction a dressé les états financiers consolidés selon les principes comptables généralement reconnus du Canada. Lorsque d'autres méthodes comptables existaient, la direction a choisi celles qu'elle jugeait les plus appropriées dans les circonstances. Puisque certains montants sont fondés sur des estimations ou des jugements, les états financiers ne sont pas précis. La direction s'est assurée que les états financiers consolidés donnent une image fidèle à tous les égards importants. La direction a aussi établi l'information financière figurant ailleurs dans le rapport annuel et a veillé à ce qu'elle concorde avec l'information présentée dans les états financiers consolidés.

Esprit Energy Trust maintient des contrôles internes comptables et administratifs qui visent à fournir une assurance raisonnable que l'information financière est pertinente, fiable et exacte et que les actifs sont comptabilisés comme il se doit et adéquatement protégés.

Il incombe au conseil d'administration de passer en revue et d'approuver les états financiers consolidés et le rapport de gestion et de s'assurer, essentiellement par l'intermédiaire du comité de vérification, que la direction s'acquitte de ses responsabilités concernant la présentation de l'information financière.

Le comité de vérification se compose de fiduciaires qui ne sont pas à l'emploi de la Fiducie et dont la nomination relève du conseil. Les fiduciaires du comité de vérification rencontrent régulièrement les membres de la direction et les vérificateurs externes pour discuter de questions relatives au contrôle interne et à la présentation de l'information financière et pour s'assurer que chaque partie s'acquitte correctement de ses responsabilités. Ils passent en revue les états financiers consolidés et le rapport des vérificateurs externes. Il revient aussi au comité de vérification d'étudier la proposition relative à la nomination des vérificateurs externes ou à la reconduction de leur mandat qui sera soumise au conseil et à l'approbation des porteurs de parts.

KPMG s.r.l./S.E.N.C.R.L., les vérificateurs externes pour le compte des porteurs de parts, a vérifié les états financiers consolidés selon les normes de vérification généralement reconnues du Canada. KPMG s.r.l./S.E.N.C.R.L. a librement et pleinement accès au comité de vérification.

Le président et chef de la direction,

Stephen J. Savidant

Le premier vice-président et chef des finances,

Stephen B. Soules

Le 15 février 2005

RAPPORT DES VÉRIFICATEURS

AUX PORTEURS DE PARTS DE ESPRIT ENERGY TRUST

Nous avons vérifié les bilans consolidés de Esprit Energy Trust aux 31 décembre 2004 et 2003 et les états consolidés des résultats et du déficit et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie aux 31 décembre 2004 et 2003 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

(signé) KPMG s.r.l./S.E.N.C.R.L.

Comptables agréés
Calgary, Canada
Le 15 février 2005
(le 17 mars 2005 en ce qui concerne la note 14 b))

BILANS CONSOLIDÉS

(en milliers de dollars)	**31 décembre 2004**	31 décembre 2003
ACTIF		
Actif à court terme		
Débiteurs	**22 972 $**	24 428 $
Frais payés d'avance	**2 773**	3 239
	25 745	27 667
Immobilisations, montant net (note 6)	**357 758**	355 940
Autres actifs	**24**	230
Total de l'actif	**383 527 $**	383 837 $
PASSIF		
Passif à court terme		
Créditeurs et charges à payer	**36 265 $**	28 937 $
Distributions à payer (note 5)	**5 620**	–
	41 885	28 937
Dette à long terme (note 7)	**86 875**	70 319
Obligation liée à la mise hors service d'immobilisations (note 8)	**11 006**	13 489
Passif d'impôts futurs (note 12)	**18 724**	4 470
Total du passif	**158 490**	117 215
Part des actionnaires sans contrôle (note 10)	**15 731**	–
AVOIR DES PORTEURS DE PARTS		
Capital des porteurs de parts (note 9)	**297 476**	364 958
Surplus d'apport	**–**	1 145
Distributions cumulées en espèces (note 5)	**(16 788)**	–
Déficit	**(71 382)**	(99 481)
Total de l'avoir des porteurs de parts	**209 306**	266 622
Total du passif et de l'avoir des porteurs de parts	**383 527 $**	383 837 $

Événements postérieurs à la date du bilan (note 14)

Voir les notes afférentes aux états financiers consolidés.

D. Michael G. Stewart
Fiduciaire

Stephen J. Savidant
Fiduciaire

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT

Pour les exercices terminés les 31 décembre (en milliers de dollars, sauf les montants par part)	**2004**	2003
Produits		
Pétrole et gaz	**184 649 $**	170 078 $
Redevances	**(44 549)**	(38 788)
	140 100	131 290
Charges		
Frais d'exploitation	**35 092**	27 781
Épuisement et amortissement	**44 877**	38 069
Frais généraux et administratifs	**5 014**	5 151
Intérêts débiteurs	**3 233**	3 293
Rémunération à base d'actions	**1 835**	1 278
Autres	**–**	437
Charge de désactualisation sur l'obligation liée à la mise hors service d'immobilisations (note 8)	**902**	866
Plan d'arrangement	**8 497**	–
	99 450	76 875
Bénéfice avant les impôts sur les bénéfices et la part des actionnaires sans contrôle	**40 650**	54 415
Impôts sur les bénéfices (note 12)		
Exigibles	**772**	1 349
Futurs	**11 085**	14 287
	11 857	15 636
Bénéfice avant la part des actionnaires sans contrôle	**28 793**	38 779
Part des actionnaires sans contrôle (note 10)	**694**	–
Bénéfice net de l'exercice	**28 099**	38 779
Déficit au début de l'exercice	**(99 481)**	(138 260)
Déficit à la fin de l'exercice	**(71 382)$**	(99 481)$
Bénéfice net par part		
de base	**0,70**	0,97
dilué	**0,68**	0,97

Voir les notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Pour les exercices terminés les 31 décembre (en milliers de dollars, sauf les montants par part)	**2004**	2003
EXPLOITATION		
Bénéfice net de l'exercice	**28 099 $**	38 779 $
Éléments sans incidence sur la trésorerie		
Épuisement et amortissement	**44 877**	38 069
Rémunération à base d'actions	**1 624**	1 278
Charge de désactualisation	**902**	866
Impôts futurs	**11 085**	14 287
Part des actionnaires sans contrôle	**694**	–
Frais de restauration des lieux	**(504)**	(1 019)
Flux de trésorerie liés à l'exploitation avant les variations des éléments hors caisse du fonds de roulement	**86 777**	92 260
Variations des éléments hors caisse du fonds de roulement liés à l'exploitation	**8 762**	(7 955)
	95 539	84 305
FINANCEMENT		
Émission d'actions à l'exercice d'options sur actions	**19 115**	1 202
Paiement de 0,22 $ l'action en vertu du plan d'arrangement	**(36 091)**	–
Coûts du plan d'arrangement	**(10 507)**	–
Dette prise en charge par ProspEx	**10 655**	–
Distributions	**(16 788)**	–
Distributions à payer	**5 620**	–
Variation de la dette à long terme	**16 556**	21 839
Rachat d'actions ordinaires	**–**	(226)
	(11 440)	22 815
INVESTISSEMENT		
Frais d'exploration et de mise en valeur		
Ouest canadien	**(122 209)**	(106 613)
Côte est	**(210)**	(4 006)
Cession (acquisition) de biens pétroliers et gaziers	**37 644**	(3 065)
Autres immobilisations	**(153)**	(489)
Autres	**207**	805
	(84 721)	(113 368)
Variations des éléments hors caisse du fonds de roulement	**622**	6 248
	(84 099)	(107 120)
Variation de l'encaisse	**–**	–
Encaisse au début de l'exercice	**–**	–
Encaisse à la fin de l'exercice	**– $**	– $
Renseignements complémentaires sur les flux de trésorerie		
Impôts payés en espèces	**1 035 $**	903 $
Intérêts payés	**3 149 $**	2 889 $

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

31 décembre 2004 et 2003 (en milliers de dollars, à moins d'indication contraire)

1. MODE DE PRÉSENTATION

Esprit Energy Trust (la « Fiducie ») a été constituée le 1er octobre 2004 aux termes d'un plan d'arrangement (l'« arrangement ») auquel sont parties la Fiducie, Esprit Exploration Ltd. (la « Société ») et ProspEx Resources Ltd. (« ProspEx »). Aux termes de l'arrangement, la Société a cédé certains actifs pétroliers et gaziers de production et d'exploration à ProspEx et chaque actionnaire de Esprit Exploration Ltd. a reçu 0,25 d'une part de fiducie de catégorie A, d'une part de fiducie de catégorie B ou d'une action échangeable de la Société, selon son lieu de résidence et ses choix; 0,20 d'une action ordinaire de ProspEx; et un paiement de 0,22 $ par action.

Les états financiers consolidés établis avant l'arrangement regroupaient les comptes de la Société et ceux de ses filiales. Les états financiers consolidés établis à compter de l'arrangement sont dressés selon la méthode de la continuité des intérêts communs, et la Fiducie succède à la Société.

Les états financiers de 2004 présentent les résultats d'exploitation et les flux de trésorerie de la Société et de ses filiales pour la période du 1er janvier 2004 au 30 septembre 2004 et les résultats d'exploitation de la Fiducie et de ses filiales pour la période du 1er octobre 2004 au 31 décembre 2004. Les chiffres correspondants de 2003 représentent les résultats de la Société et de ses filiales. En raison de la conversion en une fiducie, certains renseignements compris dans les états financiers des périodes précédentes n'auront probablement plus de points de comparaison. Le terme « parts » a été utilisé pour désigner les parts de fiducie émises à compter du 1er octobre 2004 de même que les actions ordinaires en circulation avant la conversion le 1er octobre 2004.

2. PRINCIPALES CONVENTIONS COMPTABLES

La préparation des états financiers selon les principes comptables généralement reconnus du Canada exige que la direction fasse des estimations et pose des hypothèses qui ont une incidence sur les montants de l'actif et du passif comptabilisés et sur les actifs et les passifs éventuels présentés à la date des états financiers ainsi que sur les montants des produits et des charges comptabilisés au cours de la période à l'étude. Les résultats réels pourraient différer de ces estimations.

A) CONSOLIDATION

Les états financiers consolidés regroupent les comptes de la Fiducie et ceux de ses filiales. Une part substantielle des activités pétrolières et gazières est menée conjointement avec d'autres parties et les états financiers consolidés ne reflètent que la quote-part dans ces activités.

B) IMMOBILISATIONS

La Fiducie applique la méthode de la capitalisation du coût entier pour comptabiliser les frais d'exploration et de mise en valeur. Selon cette méthode, tous les coûts associés à l'acquisition, à l'exploration et à la mise en valeur de réserves pétrolières et gazières sont capitalisés. Ces coûts comprennent les coûts d'acquisition de concessions, les frais géologiques et géophysiques, les loyers des concessions de biens non mis en valeur, les frais de forage de puits productifs et improductifs, les charges au titre du matériel et des frais généraux de production directement liés aux activités d'acquisition, d'exploration et de mise en valeur. Le produit touché à la cession de biens et de matériel est porté au crédit des coûts capitalisés sauf si la cession fait fluctuer le taux d'épuisement et d'amortissement de plus de 20 %, auquel cas un gain ou une perte de cession est comptabilisé.

Tous les coûts d'acquisition, d'exploration et de mise en valeur de réserves pétrolières et gazières, les coûts des immobilisations corporelles connexes et les coûts futurs estimatifs de mise en valeur des réserves prouvées non mises en valeur sont amortis pour épuisement et amortissement selon la méthode de l'amortissement proportionnel à l'utilisation, en fonction des estimations des réserves prouvées avant déduction des redevances établies par des ingénieurs indépendants. Les réserves pétrolières et gazières sont converties en unités équivalentes d'après leur contenu énergétique relatif. Les coûts des biens non prouvés sont exclus des coûts sujets à l'amortissement pour épuisement jusqu'à ce que l'on détermine si des réserves prouvées sont attribuables aux biens ou s'il y a perte de valeur.

Les actifs pétroliers et gaziers sont évalués à chaque période de présentation de l'information financière afin de déterminer que les coûts sont recouvrables et qu'ils n'excèdent pas la juste valeur des biens. Les coûts sont estimés recouvrables lorsque le total des flux de trésorerie non actualisés attendus de la production des réserves prouvées et du moindre du coût et de la valeur marchande des biens non prouvés excède la valeur comptable des actifs pétroliers et gaziers. Une perte de valeur est constatée lorsque la valeur comptable des actifs pétroliers et gaziers n'est pas recouvrable et qu'elle excède le total des flux de trésorerie non actualisés attendus de la production des réserves prouvées et probables et du moindre du coût et de la valeur marchande des biens non prouvés. Les flux de trésorerie sont estimés d'après les prix et les coûts futurs des produits énergétiques et actualisés à l'aide d'un taux sans risque.

Les immobilisations sans lien avec les actifs pétroliers et gaziers sont amorties selon la méthode de l'amortissement dégressif à des taux variant de 20 % à 50 % par année. Les améliorations locatives sont amorties selon la méthode de l'amortissement linéaire sur la durée des baux respectifs.

C) CONSTATATION DES PRODUITS

Les produits tirés de la vente de pétrole brut, de gaz naturel et de liquides de gaz naturel sont constatés au moment du transfert du titre à l'acheteur, lequel a normalement lieu au point de livraison, dans le cas du gaz naturel transporté par pipeline, et à la tête de puits, dans le cas du pétrole brut.

D) OBLIGATION LIÉE À LA MISE HORS SERVICE D'IMMOBILISATIONS

La Société constate la juste valeur des obligations juridiques liées à la mise hors service des immobilisations corporelles, comme les emplacements de puits en production et les usines de transformation de gaz naturel, dans la période au cours de laquelle elles naissent et une augmentation correspondante de la valeur comptable des immobilisations en cause. La valeur du passif s'accroît jusqu'au règlement prévu de l'obligation liée à la mise hors service d'immobilisations. Les coûts de mise hors service d'immobilisations sont amortis selon la méthode de l'amortissement proportionnel à l'utilisation. Les coûts réels de mise hors service d'immobilisations corporelles sont déduits du passif au moment où ils sont engagés.

E) IMPÔTS SUR LES BÉNÉFICES

La Fiducie est une entité assujettie à la *Loi de l'impôt sur le revenu* (Canada) (la « loi ») et seul son bénéfice non distribué ou distribuable aux porteurs de parts est imposable. Comme la Fiducie distribue la totalité de son bénéfice imposable aux porteurs de parts, elle n'est pas assujettie à l'impôt sur les bénéfices et, par conséquent, elle ne constitue aucune provision pour impôts.

La Société comptabilise ses impôts futurs selon la méthode du report variable. Selon cette méthode, des actifs et des passifs d'impôts futurs sont déterminés pour tenir compte des écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs, et ils sont mesurés par application des taux d'imposition et des lois en vigueur ou pratiquement en vigueur qui sont censés s'appliquer aux bénéfices imposables à la résorption des écarts temporaires. Une provision pour moins-value est portée en réduction de tout actif d'impôts futurs s'il est plus probable qu'improbable que l'actif ne pourra être réalisé.

F) RÉMUNÉRATION À BASE D'ACTIONS ET DE PARTS

Les options sur actions qui ont été attribuées à compter du 1er janvier 2003 ont été comptabilisées selon la méthode fondée sur la juste valeur. La juste valeur a été mesurée à la date d'attribution et imputée aux résultats sur la période d'acquisition des droits. Le coût de rémunération associé à une attribution assortie d'un calendrier d'acquisition graduelle des droits a été constaté au prorata sur la période d'acquisition des droits. La rémunération versée à l'exercice des options est portée au crédit du capital-actions. Dans le cadre de l'arrangement, toutes les options sur actions ont été exercées ou annulées en 2004, ce qui a donné lieu à une imputation aux résultats de 2004 correspondant à la totalité des montants non passés en charges au cours des périodes précédentes.

Le régime de primes de rendement à base de parts de la Fiducie est décrit à la note 9 b). Les parts attribuées en vertu du régime sont constatées selon la méthode fondée sur la juste valeur et la méthode de la valeur intrinsèque. La juste valeur est mesurée à la date d'attribution et imputée aux résultats sur la période d'acquisition des droits et un montant correspondant est crédité au surplus d'apport.

G) DEVISES ÉTRANGÈRES

À chaque date de bilan, les actifs et les passifs monétaires libellés en devises sont convertis en dollars canadiens. Les produits et les charges sont convertis au taux de change moyen

mensuel. Les gains et les pertes de change sont imputés aux résultats de l'exercice au cours duquel ils sont dégagés.

H) INSTRUMENTS FINANCIERS

La Société a recours à certains instruments financiers dérivés pour gérer les risques de prix des produits énergétiques, de change et de taux d'intérêt. Des instruments financiers sont mis en place uniquement aux fins de couverture et non aux fins de négociation ou de spéculation. Ces instruments ne sont pas constatés dans les états financiers au moment de leur création. Les gains ou les pertes découlant des instruments financiers sur prix des produits énergétiques et taux de change sont constatés à titre de rajustements des comptes de produits connexes lorsque le gain ou la perte est réalisé. Les décaissements ou les encaissements aux termes de contrats de swap de taux d'intérêt sont constatés à titre de rajustements des intérêts débiteurs sur la dette à long terme.

3. MODIFICATIONS DE CONVENTIONS COMPTABLES

A) RELATIONS DE COUVERTURE

La Fiducie a adopté la note d'orientation concernant la comptabilité NOC-13 publiée par l'Institut Canadien des Comptables Agréés avec application prospective. Cette note d'orientation prévoit les conditions à remplir pour qu'une opération soit admissible à la comptabilité de couverture, la documentation en bonne et due forme à constituer pour être en mesure d'appliquer la comptabilité de couverture et les exigences relatives à l'évaluation de l'efficacité des relations de couverture. Une nouvelle prise de position du Comité sur les problèmes nouveaux de l'Institut Canadien des Comptables Agréés, entrée en vigueur en 2004, prévoit que les instruments financiers qui ne sont pas désignés comme des couvertures doivent être constatés à la juste valeur au bilan, et que les variations de la juste valeur doivent être imputées aux résultats. À ce jour, les seuls instruments financiers dérivés auxquels la Fiducie a eu recours sont des instruments sur prix des produits énergétiques qu'elle a désignés comme couvertures. L'adoption de cette note d'orientation n'a pas eu d'incidence importante sur la situation financière ou les résultats d'exploitation de la Fiducie.

B) AUTRES MODIFICATIONS

Au quatrième trimestre de 2003, la Société a adopté de nouvelles conventions comptables pour la rémunération à base d'actions et les obligations liées à la mise hors service d'immobilisations. L'incidence de ces modifications est décrite dans les états financiers consolidés de 2003.

Au quatrième trimestre de 2003, la Société a adopté la note d'orientation concernant la comptabilité intitulée « Pétrole et gaz naturel – capitalisation du coût entier », en sa version modifiée. Cette modification n'a pas eu d'incidence sur les résultats financiers de la Société.

4. CESSION D'ACTIFS NETS À PROSPEX

Conformément à l'arrangement, certains terrains inexploités ainsi que des appareils sismiques ou actifs de production pétrolière et gazière ont été cédés à ProspEx le 1er octobre 2004. Comme ProspEx et la Fiducie étaient apparentées au moment de l'opération, les actifs ont été cédés à leur valeur comptable nette comme suit :

	(en milliers)
Immobilisations corporelles	38 843 $
Actif d'impôts futurs	8 353
Dette à long terme	(10 655)
Obligation liée à la mise hors service d'immobilisations	(3 492)
Actifs nets cédés	33 049 $

Outre les actifs nets, des comptes fiscaux de 70 millions de dollars ont été cédés à ProspEx.

Dans le cadre de l'arrangement, la Société a effectué des paiements de 8,5 millions de dollars aux salariés et aux dirigeants, y compris les prestations de cessation d'emploi, les primes de maintien et les primes liées à l'opération. Les coûts sont présentés au poste Plan d'arrangement de l'état des résultats. Tous les autres frais directs de restructuration, qui se montent à 10,6 millions de dollars, ont été imputés au capital des porteurs de parts.

De concert avec l'arrangement, la Fiducie et ProspEx ont conclu une convention de prestation de services aux termes de laquelle la Fiducie doit assurer certains services administratifs et techniques à ProspEx jusqu'au 31 mars 2005. La Fiducie a facturé un montant de 0,10 million de dollars à ProspEx aux termes de la convention, un montant que ProspEx doit à la Fiducie au 31 décembre 2004.

5. RAPPROCHEMENT DES DISTRIBUTIONS

	Trois mois terminés les 31 décembre		**Exercices terminés les 31 décembre**	
	2004	2003	**2004**	2003
Distributions en espèces	**16 788 $**	–	**16 788 $**	–
Distributions cumulées en espèces au début de la période	–	–	–	–
Distributions cumulées en espèces à la fin de la période	**16 788 $**	–	**16 788 $**	–
Distributions en espèces par part [1]	**0,42 $**	–	**0,42 $**	–
Distributions cumulées en espèces par part au début de la période	–	–	–	–
Distributions cumulées en espèces par part à la fin de la période	**0,42 $**	–	**0,42 $**	–

1) Représente la somme des distributions par part de fiducie versées chaque mois aux porteurs de parts.

6. IMMOBILISATIONS

	2004	2003
Biens pétroliers et gaziers	**644 320 $**	597 778 $
Autres immobilisations	**4 959**	4 806
	649 279	602 584
Moins épuisement et amortissement cumulés	**(291 521)**	(246 644)
Total des immobilisations, montant net	**357 758 $**	355 940 $

Au 31 décembre 2004, les actifs pétroliers et gaziers incluaient des biens non prouvés de 7,0 millions de dollars (12,7 millions de dollars en 2003) qui n'ont pas été pris en compte dans le calcul de l'épuisement. Les frais futurs de mise en valeur liés aux réserves prouvées non mises en valeur de 59,9 millions de dollars (65,0 millions de dollars en 2003) sont pris en compte dans le calcul de l'épuisement.

En 2004, la Fiducie a capitalisé des frais généraux de 3,7 millions de dollars (4,1 millions de dollars en 2003) qui sont directement liés aux activités d'acquisition, d'exploration et de mise en valeur.

En 2004, la Société a vendu à une partie non apparentée certains gisements de méthane houiller et de gaz peu profonds pour une contrepartie en espèces de 37,7 millions de dollars.

Le 31 décembre 2004, la Fiducie a soumis ses actifs pétroliers et gaziers à un test du plafonnement du coût entier qui reposait sur les prix du marché futurs prévus qui suivent :

	2005	2006	2007	2008	2009	Par la suite
Gaz naturel (en dollars par millier de pieds cubes)[1]	6,17	6,15	5,80	5,50	5,23	+2,0 %/an
Liquides de gaz naturel (en dollars par baril)[1]	40,32	37,79	36,41	35,18	34,68	+2,0 %/an
Pétrole (en dollars par baril)[2]	44,65	41,85	40,32	38,96	38,40	+2,0 %/an

1) Prix moyen pondéré à la sortie de l'usine
2) Prix moyen pondéré à la tête du puits

Au 31 décembre 2003, la Société a soumis ses actifs pétroliers et gaziers à un test de plafonnement du coût entier qui reposait sur une fourchette de prix du marché futurs prévus allant de 4,91 $ à 5,86 $ pour le gaz naturel, de 26,32 $ à 29,65 $ pour les liquides de gaz naturel et de 29,14 $ à 32,83 $ pour le pétrole.

Le test de plafonnement du coût entier a révélé un excédent aux 31 décembre 2004 et 2003.

7. DETTE À LONG TERME

Dans le cadre de l'arrangement et de la constitution de la Fiducie et de ProspEx, la Fiducie a conclu une nouvelle facilité de crédit auprès d'un consortium bancaire et elle dispose actuellement d'une facilité de crédit à terme renouvelable et prorogeable de 150 millions de dollars.

La facilité de crédit est garantie par une débenture à vue de 250 millions de dollars et une charge flottante de premier rang sur la totalité des actifs de la Fiducie liés au pétrole et au gaz naturel. Le taux d'intérêt payé sur la tranche utilisée de cette facilité au cours de l'exercice terminé le 31 décembre 2004 s'établissait à environ 3,4 % (4,5 % en 2003).

La facilité est entièrement renouvelable jusqu'au 30 juin 2005 et son échéance peut être reportée de un an si la Fiducie et ses bailleurs de fonds en conviennent ainsi. Si l'échéance de la facilité de crédit n'est pas reportée, un versement forfaitaire et final sera exigible le 1er juillet 2006.

Au 31 décembre 2003, la Société disposait d'une facilité de crédit renouvelable de 125 millions de dollars, qui était entièrement renouvelable jusqu'au 28 mai 2004.

La Fiducie n'a aucune dette libellée en devises.

8. OBLIGATION LIÉE À LA MISE HORS SERVICE D'IMMOBILISATIONS

La Fiducie a constaté la juste valeur des obligations juridiques liées à la mise hors service de toutes ses immobilisations corporelles, y compris les emplacements de puits productifs et les usines de transformation de gaz naturel. L'estimation de ces coûts repose sur les estimations préparées par des ingénieurs à l'aide d'une technique et des coûts actuels et conformément à la législation en vigueur et aux pratiques du secteur.

Exercices terminés les 31 décembre	**2004**	2003
Solde au début de l'exercice	**13 489 $**	12 318 $
Cession à ProspEx	**(3 492)**	–
Passifs engagés	**611**	1 324
Charge de désactualisation	**902**	866
Passifs réglés	**(504)**	(1 019)
Solde à la fin de l'exercice	**11 006 $**	13 489 $
Principales hypothèses		
Taux sans risque rajusté en fonction de la qualité du crédit	**7,03 %**	7,03 %
Exercice au cours duquel le règlement de l'obligation est prévu : 2005 – 2009	**2 106 $**	3 120 $
Par la suite	**39 125**	42 356
Flux de trésorerie estimatifs non actualisés requis pour régler l'obligation	**41 231 $**	45 476 $

9. CAPITAL DES PORTEURS DE PARTS ET ACTIONS ÉCHANGEABLES

La structure de capital de la Fiducie consiste en parts de fiducie de catégorie A et en parts de fiducie de catégorie B. Les parts de fiducie de catégorie A et de catégorie B comportent les mêmes droits de vote, de distribution et de participation dans les actifs de la Fiducie en cas de liquidation ou de dissolution. Les parts de fiducie de catégorie A ne comportent aucune restriction quant à la résidence, tandis que les parts de fiducie de catégorie B ne peuvent être détenues que par des résidents canadiens. Le nombre de parts de fiducie de catégorie A en circulation à une date donnée ne peut excéder 80 % du nombre de parts de fiducie de catégorie B en circulation à cette date. Les parts de fiducie de catégorie B ne peuvent être converties en parts de fiducie de catégorie A.

La Fiducie peut, à son gré, racheter les parts de fiducie de catégorie A en échange d'espèces ou de billets à ordre de second rang non garantis de la Fiducie. Le prix de rachat des parts de fiducie de catégorie A correspond au cours moyen des dix dernières séances de bourse ou à 95 % du cours de clôture des parts de fiducie de catégorie B à la date de rachat, selon le moindre des deux. Les parts de fiducie de catégorie A et les parts de fiducie de catégorie B sont rachetables au gré du porteur au cours moyen des dix dernières séances de bourse ou à 95 % du cours de clôture des parts de fiducie de catégorie B à la date de rachat, selon le moindre des deux.

A) ÉMISES ET EN CIRCULATION

L'avoir des porteurs de parts pour les exercices terminés les 31 décembre 2004 et 2003 se résume comme suit :

	Nombre (en milliers)	Montant
Solde au 31 décembre 2002	159 195	363 981 $
Émises contre espèces à l'exercice des options	608	1 242
Annulation des actions ordinaires	(107)	(226)
Frais d'émission	–	(39)
Solde au 31 décembre 2003	159 696	364 958
Options sur actions exercées	4 355	10 473
Frais d'émission d'actions	–	(619)
Solde au 30 septembre 2004	164 051	374 812
Réduction du capital-actions à la cession des actifs nets à ProspEx (note 4)	–	(33 049)
Coûts du plan d'arrangement (déduction faite d'avantages fiscaux de 3 985 $)	–	(6 620)
Reclassement du surplus d'apport au 1er octobre 2004	–	2 902
Paiement de 0,22 $ par action le 1er octobre 2004	–	(36 091)
Économie d'impôt réalisé dans le cadre du plan d'arrangement	–	1 298
Solde après la clôture du plan d'arrangement	164 051	303 252 $
Conversion en parts de fiducie et actions échangeables (à raison de 4 pour 1)		
Parts de fiducie émises en échange d'actions ordinaires	38 569	285 186
Actions échangeables d'une filiale émises en échange d'actions ordinaires	2 443	18 066
Total des parts de fiducie et des actions échangeables en circulation au 1er octobre 2004	**41 012**	**303 252 $**
Parts de fiducie		
Parts en circulation au 1er octobre 2004	38 569	285 186 $
Parts émises à la cessation du régime d'options sur actions	1 215	9 261
Parts émises à la conversion des actions échangeables	399	3 029
Total des parts de fiducie au 31 décembre 2004	**40 183**	**297 476 $**

B) RÉGIME DE PRIMES DE RENDEMENT À BASE DE PARTS DE LA FIDUCIE ET OPTIONS SUR ACTIONS

Conformément à l'arrangement, la totalité des droits relatifs aux options sur actions de la Société ont été acquis à la clôture de l'arrangement. Un montant de 1,0 million de dollars, soit la tranche de la juste valeur des options en cours non passée en charges, a été imputé aux résultats du troisième trimestre de 2004.

La juste valeur de chaque attribution d'options sur actions avait été estimée à la date d'attribution à l'aide du modèle d'évaluation du prix des options de Black et Scholes. L'évaluation des attributions de 2004 reposait sur les hypothèses suivantes : une volatilité prévue de 32 %, un taux d'intérêt sans risque de 3,90 % et une durée de vie prévue des options de cinq ans.

En vertu de l'arrangement, les options en cours au 30 septembre 2004 ont été converties en options visant à acquérir des parts de fiducie de catégorie B et en options visant à acquérir des actions ordinaires de ProspEx. Toutes les options ont été exercées dans les 30 jours suivant la clôture de l'arrangement. Le tableau qui suit présente l'évolution du régime d'options :

	2004		2003	
	Nombre moyen pondéré d'actions (en milliers)	**Prix d'exercice moyen pondéré**	Nombre moyen pondéré d'actions (en milliers)	Prix d'exercice moyen pondéré
En cours, au début de l'exercice	**11 079**	**2,63 $**	8 917	2,82 $
Attribuées	**40**	**2,81**	3 453	2,17
Exercées	**(9 510)**	**2,35**	(608)	2,04
Annulées	**(1 609)**	**4,15**	(683)	3,49
En cours, à la fin de l'exercice	**–**	**– $**	11 079	2,63 $

De concert avec l'arrangement, la Fiducie a mis en place un régime de primes de rendement à base de parts (le « régime de primes de rendement à base de parts »), en vertu duquel les fiduciaires peuvent attribuer jusqu'à 2,1 millions de parts aux fiduciaires, dirigeants, salariés et fournisseurs de services de la Fiducie. Les droits relatifs aux parts au titre de primes de rendement s'acquièrent sur un délai de trois ans.

Au 31 décembre 2004, aucune part au titre de primes de rendement n'était émise. La valeur des versements aux termes du régime de primes de rendement à base de parts repose en partie sur le rendement de la Fiducie par rapport à ses pairs. Des parts au titre de primes de rendement ont été attribuées le 3 janvier 2005 (note 14).

c) MONTANTS PAR PART

Le calcul des montants de base par part repose sur le nombre moyen pondéré de parts en circulation au cours de la période. Le calcul des montants dilués par part se fonde sur la méthode du rachat d'actions, laquelle repose sur l'hypothèse que tout produit reçu à l'exercice d'options sur actions serait utilisé pour racheter des parts de fiducie à leur cours moyen pendant la période. Le nombre moyen pondéré de parts en circulation est rajusté pour tenir compte de ce montant. Le tableau qui suit présente un sommaire des parts de fiducie utilisées dans le calcul du bénéfice net par part.

Exercices terminés les 31 décembre (en milliers)	**2004**	2003
Nombre moyen pondéré de parts en circulation – de base	**40 023**	39 805
Incidence des options sur actions	**469**	198
Parts de fiducie pouvant être émises à la conversion des actions échangeables	**558**	–
Nombre moyen pondéré de parts en circulation – dilué	**41 050**	40 003

Les actions en circulation au 31 décembre 2003 ont été converties à raison de 4 pour 1, ce qui représente le ratio d'échange de 0,25 part de fiducie contre une action en circulation de la Société.

10. PART DES ACTIONNAIRES SANS CONTRÔLE

Les actions échangeables de la filiale peuvent être échangées en tout temps, au gré du porteur et selon le ratio d'échange, contre des parts de fiducie de catégorie B. Seuls des résidents canadiens peuvent détenir des actions échangeables. Le ratio d'échange est majoré chaque mois pour tenir compte des distributions en espèces versées et du cours moyen de la période de cinq jours se terminant à la date de clôture des registres aux fins des distributions.

Au troisième anniversaire de l'émission des actions échangeables, la Fiducie émettra des parts de fiducie de catégorie B en échange de la totalité des actions échangeables en circulation selon le ratio d'échange applicable à ce moment.

Actions échangeables	Nombre d'actions (en milliers)	Montant
Émises le 1er octobre 2004	2 443	18 066 $
Échangées contre des parts de fiducie	(395)	(3 029)
Part du bénéfice net attribuable aux actionnaires sans contrôle	–	694
Solde au 31 décembre 2004	**2 048**	**15 731 $**
Ratio d'échange au 31 décembre 2004	1,02243	–
Parts de fiducie pouvant être émises à la conversion	2 094	15 731 $

Les actions échangeables de la filiale sont comptabilisées conformément au CPN 151 « Titres échangeables émis par des filiales de fiducies de revenu ». Les actions échangeables sont présentées comme part des actionnaires sans contrôle parce qu'elles ne remplissent pas les conditions d'incessibilité requises pour le classement dans les capitaux propres. Les porteurs d'actions échangeables ne reçoivent pas de distributions en espèces de la Fiducie. En revanche, à chaque date de versement d'une distribution, le nombre des parts de fiducie que les porteurs pourront recevoir à la conversion d'une action échangeable est augmenté de façon cumulative en fonction de cette distribution. Une charge au titre de la part des actionnaires sans contrôle, équivalente à la quote-part du bénéfice net consolidé de la Fiducie attribuable aux actionnaires sans contrôle, a été imputée au bénéfice net, et la part des actionnaires sans contrôle figurant au bilan a été augmentée d'un montant correspondant.

11. INSTRUMENTS FINANCIERS

La Fiducie conclut des instruments dérivés sur les prix des produits énergétiques pour atténuer l'incidence de la volatilité des prix des marchandises. Les contrats suivants étaient en vigueur au 31 décembre 2004 pour l'exercice 2005 :

Contrats portant sur le gaz naturel	Volumes de référence Gj/j	Actif corporel/ financier	Durée	Prix
Tunnel AECO	2 500	Financier	1er janv. 2005 – 31 mars 2005	5,50 $-9,25 $/GJ
Prix fixe AECO	2 500	Financier	1er janv. 2005 – 31 mars 2005	7,01 $/GJ
Tunnel AECO	2 500	Financier	1er janv. 2005 – 31 mars 2005	7,00-10,25 $/GJ
Prix fixe AECO	2 500	Financier	1er janv. 2005 – 31 mars 2005	7,50 $/GJ
Prix fixe AECO	2 500	Financier	1er janv. 2005 – 31 janv. 2005	7,72 $/GJ
Prix fixe AECO	2 500	Corporel	1er janv. 2005 – 31 janv. 2005	8,05 $/GJ
Prix fixe AECO	2 500	Corporel	1er janv. 2005 – 31 janv. 2005	9,10 $/GJ
Prix fixe AECO	12 000	Corporel	1er janv. 2005 – 31 janv. 2005	7,25 $/GJ
Prix fixe AECO	2 500	Financier	1er févr. 2005 – 28 févr. 2005	7,74 $/GJ
Prix fixe AECO	2 500	Corporel	1er févr. 2005 – 28 févr. 2005	9,10 $/GJ
Prix fixe AECO	2 500	Financier	1er mars 2005 – 31 mars 2005	7,53 $/GJ
Prix fixe AECO	2 500	Financier	1er avr. 2005 – 31 oct. 2005	7,25 $/GJ
Prix fixe AECO	2 500	Financier	1er avr. 2005 – 31 oct. 2005	7,35 $/GJ
Prix fixe AECO	2 500	Financier	1er avr. 2005 – 31 oct. 2005	7,50 $/GJ

Au 31 décembre 2004, la Fiducie aurait réalisé un gain d'environ 4,3 millions de dollars si tous les contrats de couverture des marchandises avaient été clôturés.

La valeur comptable des débiteurs, des dépôts, des créditeurs et charges à payer et des distributions à payer se rapproche de leur juste valeur puisqu'ils sont exigibles à vue ou qu'ils viennent à échéance dans une période relativement brève. La juste valeur de la dette à long terme se rapproche de sa valeur comptable puisqu'elle porte intérêt à un taux variable.

Une part importante des débiteurs de la Fiducie est conclue avec des clients ou des coentrepreneurs du secteur du pétrole et du gaz naturel et ces débiteurs sont assujettis aux risques de crédit normaux de l'industrie. La Fiducie n'est pas soumise à une importante concentration du risque de crédit. Les acheteurs de pétrole, de gaz naturel et de liquides de gaz naturel sont soumis à une évaluation interne du crédit qui vise à atténuer le risque de non-paiement.

La Fiducie est exposée aux fluctuations des cours du change puisque les prix de ses produits pétroliers sont établis par rapport à des prix de référence exprimés en dollars américains et que les prix du gaz naturel et des liquides de gaz naturel suivent la tendance des marchés où les prix se négocient en dollars américains.

La Fiducie est exposée à un risque de taux d'intérêt du fait que la totalité de sa dette à long terme porte intérêt à un taux variable.

Au 31 décembre 2004, la Fiducie ne disposait d'aucun instrument pour gérer ses risques de change et de taux.

12. IMPÔTS FUTURS

La provision pour impôts futurs diffère du montant obtenu en appliquant le taux d'imposition combiné fédéral et provincial prévu par la loi canadienne au bénéfice avant impôts. Les écarts s'expliquent comme suit :

	2004	2003
Bénéfice avant impôts sur les bénéfices	**40 650 $**	54 415 $
Taux	**38,62 %**	40,6 %
Provision prévue pour impôts futurs, montant obtenu	**15 699**	22 092
Augmentation (diminution) des impôts découlant des éléments suivants :		
Paiements à la Couronne non déductibles, déduction faite du CIAR	**8 824**	9 756
Déduction relative aux ressources	**(8 429)**	(9 690)
Bénéfice net de la Fiducie et autres	**(5 902)**	(856)
Rémunération à base d'actions non déductible	**627**	–
Incidence de la modification du taux d'imposition	**251**	575
Provision pour moins-value	**15**	(7 590)
	11 085	14 287
Taxes sur le capital	**772**	1 349
Charge d'impôts	**11 857 $**	15 636 $

Les éléments constitutifs de l'actif d'impôts futurs se présentent comme suit aux 31 décembre 2004 et 2003 :

	2004	2003
Actifs d'impôts		
Déductions relatives aux ressources et pertes reportées en avant	**55 381 $**	111 231 $
Obligation liée à la mise hors service d'immobilisations	**3 700**	4 670
Frais d'émission d'actions	**333**	704
	59 414	116 605
Passifs d'impôts		
Immobilisations	**74 474**	113 934
	(15 060)	2 671
Provision pour moins-value	**(3 664)**	(7 141)
Actif (passif) d'impôts futurs	**(18 724)$**	(4 470)$

Au 31 décembre 2004, la Fiducie et la Société disposaient respectivement de déductions fiscales estimatives pouvant servir à réduire le bénéfice imposable d'exercices à venir de 120 millions de dollars et de 186 millions de dollars.

13. ENGAGEMENTS

Le tableau qui suit présente certains paiements que la Société s'est engagée à effectuer au cours des cinq prochains exercices :

	2005	2006	2007	2008	2009
Dette à long terme	– $	86 875 $	– $	– $	– $
Transport par pipeline	1 909	–	–	–	–
Contrats de location-exploitation	280	302	309	331	276
Licences d'utilisation de logiciels	215	–	–	–	–
	2 404 $	87 177 $	309 $	331 $	276 $

1) L'échéance de la dette à long terme peut être reportée si la Fiducie et ses bailleurs de fonds en conviennent ainsi en juillet 2005. La Fiducie a l'intention de reporter l'échéance de cette facilité sur une base permanente. Si l'échéance de la facilité de crédit n'est pas reportée, un versement forfaitaire et final sera exigible le 1er juillet 2006. La dette à long terme de la Fiducie est décrite plus en détail à la note 7.

14. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

A) ÉMISSION DE PARTS AU TITRE DE PRIMES DE RENDEMENT

Le 3 janvier 2005, la Fiducie a attribué 204 952 parts en vertu du régime de primes de rendement à base de parts. Le régime autorise le conseil d'administration à attribuer jusqu'à 2 050 632 parts aux fiduciaires, dirigeants, salariés et fournisseurs de services de la Fiducie. Le nombre de parts attribuées au titre de primes de rendement est fonction du rendement de la Fiducie par rapport à un groupe de fiducies de référence œuvrant dans le secteur du pétrole et du gaz naturel.

B) ACCORD DE REGROUPEMENT AVEC RESOLUTE ENERGY INC.

Le 14 mars 2005, Esprit a annoncé la conclusion d'un accord en vertu duquel, aux termes d'un plan d'arrangement, elle se porterait acquéreur des actions de Resolute Energy Inc. (« Resolute »), société ouverte dont les actions sont inscrites à la cote de la Bourse de Toronto, à raison de 0,338 part de fiducie pour chaque action de Resolute. Dans le cadre du plan d'arrangement, certains actifs de Resolute seraient cédés à une société distincte d'exploration et de mise en valeur de gisements de méthane houiller dont les actionnaires existants de Resolute deviendront les propriétaires. Cette opération doit être approuvée à 66 2/3 % des voies exprimées par les porteurs de titres de Resolute faisant partie d'une même catégorie aux fins du scrutin. Si le plan d'arrangement est approuvé, la Fiducie émettra environ 24,1 millions de parts de fiducie.

Exemption Number
82-34890

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

July 18, 2005

To the applicable Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

Re: Esprit Energy Trust (the "Trust")

We refer to the short form prospectus of the Trust dated July 18, 2005 qualifying the distribution of $100,000,000 of 6.5% convertible extendible unsecured subordinated debentures.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report dated March 14, 2005 to the shareholders of the Resolute Energy Inc. on the following financial statements:

- Consolidated balance sheets as at December 31, 2004 and 2003;
- Consolidated statements of operations and retained earnings (deficit) and cash flow for each of the years in the two-year period ended December 31, 2004.

We report that we have read the short form prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

Exemption Number
82-34890



KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

To the Regulatory Authorities in the various provinces in Canada

Dear Sirs/Mesdames

Re: Esprit Energy Trust (the "Trust")

We refer to the short form prospectus of the above Trust dated July 18, 2005 relating to the qualification for distribution of $100,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures of the Trust.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated February 15, 2005 [except as to note 14(b) which is as of March 17, 2005] to the unitholders of the Trust on the following financial statements:

Consolidated balance sheets as at December 31, 2004 and 2003;

Consolidated statements of earnings and deficit and cash flows for the years then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the use, through incorporation by reference in the short form prospectus, of our compilation report dated June 30, 2005 to the trustees of the Trust on the compilation of the pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the pro forma consolidated statements of earnings for the three months ended March 31, 2005 and the year ended December 31, 2004.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Calgary, Canada
July 18, 2005

Consent/esprit/securities/july 05 convert deb

FORMULE 51-102F4

DÉCLARATION D'ACQUISITION D'ENTREPRISE

Rubrique 1. Identification de l'émetteur assujetti

1.1 Dénomination et adresse de l'émetteur assujetti

Esprit Energy Trust (« Esprit » ou la « Fiducie »)
Bureau 900, 606, 4th Street S.W.
Calgary (Alberta) T2P 1T1

1.2 Membre de la haute direction

Le nom du membre de la haute direction de Esprit Exploration Ltd., l'administrateur de la Fiducie, qui est informé de l'importante acquisition et de la présente déclaration est Greg A. Jerome, vice-président des finances et secrétaire général, et son numéro de téléphone d'affaires est le (403) 213-3732.

Rubrique 2. Détail de l'acquisition

2.1 Nature des actifs acquis

Esprit, Esprit Exploration Ltd. et Resolute Energy Inc. (« Resolute ») ont conclu une convention d'arrangement datée du 14 mars 2005, modifiée et mise à jour le 30 mars 2005 (la « convention d'arrangement »). Aux termes de la convention d'arrangement et du plan d'arrangement (l'« arrangement ») exposés dans les présentes, la Fiducie a fait l'acquisition indirectement (l'« acquisition ») de la majorité des actifs pétroliers et gaziers de Resolute (les « actifs de Resolute ») à l'égard desquels de l'information est fournie dans l'annexe A aux présentes.

2.2 Date de l'acquisition

L'acquisition est intervenue avec prise d'effet aux fins comptables le 29 avril 2005.

2.3 Contrepartie

À la suite de l'arrangement, les actionnaires de Resolute ont reçu de Esprit 0,338 part de fiducie en contrepartie de chaque action ordinaire entière de Resolute qu'ils détenaient. Au total, 7 263 691 parts de fiducie de catégorie A et 16 813 841 parts de fiducie de catégorie B de la Fiducie ont été émises à la suite de l'arrangement.

2.4 Effet sur la situation financière

Les volumes de production supplémentaires découlant de cette opération devraient augmenter la production de Esprit de 6 650 barils d'équivalent pétrole par jour à partir de la date de prise d'effet de l'opération. La production regroupée devrait s'établir en moyenne à 17 650 barils d'équivalent pétrole par jour pour le reste de 2005.

La production accrue et les économies d'échelle devraient permettre à la Fiducie de réduire les coûts unitaires pour le reste de l'année.

ANNEXE A

INFORMATION CONCERNANT LES ACTIFS DE RESOLUTE

Données relatives aux réserves de pétrole et de gaz

Les tableaux ci-après dressent le sommaire des réserves de pétrole brut, de liquides de gaz naturel (« LGN ») et de gaz naturel des actifs de Resolute et de la valeur actualisée des flux nets de trésorerie futurs liés à ces réserves au 31 décembre 2004, selon l'évaluation de Gilbert Laustsen Jung Associates Ltd. (« GLJ ») du 6 juillet 2005 fondée sur des hypothèses de prix constants et prévisionnels, et sont tirés de l'évaluation technique indépendante qui en a été faite par GLJ (le « rapport GLJ »). Le rapport GLJ a été établi conformément aux normes du Canadian Oil and Gas Evaluators Handbook (le « manuel COGE ») et aux définitions des réserves énoncées par les Autorités canadiennes en valeurs mobilières dans le Règlement 51-101 – *Normes d'information concernant les activités pétrolières et gazières* et le manuel COGE. Les tableaux résument les données du rapport GLJ et peuvent donc contenir des chiffres légèrement différents de ceux du rapport par suite de calculs d'arrondissement. **Les flux de trésorerie futurs sont présentés avant provision pour frais indirects et frais de remise en état des concessions (hormis les frais d'abandon des puits existants et des puits devant être forés auxquels des réserves ont été attribuées) et après déduction des redevances et des dépenses en immobilisations futures estimatives. Il ne faut pas présumer que la valeur actualisée des flux nets de trésorerie futurs estimatifs ci-après représente la juste valeur marchande des réserves. Rien ne garantit que ces hypothèses de prix et de coûts se matérialiseront et les écarts pourraient être importants. Les estimations relatives à la récupération et aux réserves de pétrole brut, de LGN et de gaz naturel des actifs de Resolute figurant dans les présentes ne sont que des estimations et rien ne garantit que ces réserves estimatives seront récupérées. Les réserves réelles de pétrole brut, de gaz naturel et de LGN pourraient être supérieures ou inférieures aux estimations figurant dans les présentes.**

Dans les divers tableaux relatifs aux réserves figurant dans les présentes, les totaux des colonnes peuvent ne pas concorder par suite de calculs d'arrondissement.

Réserves de pétrole et de gaz naturel et valeurs actualisées nettes
(selon des hypothèses de prix prévisionnels)

	Réserves							
	Pétrole léger et moyen (kb)		Pétrole lourd (kb)		Gaz naturel (Gpi³)		LGN (kb)	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
Prouvées								
Mises en valeur exploitées	2 976	2 548	0	0	56,8	47,7	537	359
Mises en valeur inexploitées	170	152	0	0	5,8	4,7	43	29
Non mises en valeur	212	201	0	0	7,5	6,7	25	17
Réserves prouvées (totales)	3 358	2 901	0	0	70,1	59,1	605	405
Probables	1 096	955	0	0	20,8	17,4	176	116
Réserves prouvées plus probables (totales)	4 453	3 857	0	0	91,0	76,5	781	520

	Valeurs actualisées nettes				
	Avant impôts sur les bénéfices au taux d'actualisation de (%/an)				
	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Prouvées					
Mises en valeur exploitées	282,4	219,8	182,8	158,2	140,6
Mises en valeur inexploitées	21,0	17,4	14,9	13,1	11,8
Non mises en valeur	21,5	13,1	8,2	5,1	3,0
Réserves prouvées (totales)	324,8	250,3	206,0	176,5	155,3
Probables	101,1	58,1	38,7	28,1	21,6
Réserves prouvées plus probables (totales)	426,0	308,4	244,6	204,6	177,0

	Valeurs actualisées nettes				
	Après impôts sur les bénéfices au taux d'actualisation de (%/an)				
	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Prouvées					
Mises en valeur exploitées	204,8	160,9	134,6	117,0	104,3
Mises en valeur inexploitées/ Non mises en valeur	27,9	19,3	14,0	10,5	8,0
Réserves prouvées (totales)	232,7	180,2	148,6	127,5	112,3
Probables	67,1	38,0	24,9	17,7	13,3
Réserves prouvées plus probables (totales)	299,8	218,2	173,5	145,2	125,6

Réserves de pétrole et de gaz naturel et valeurs actualisées nettes
(selon des hypothèses de prix constants)

	Réserves							
	Pétrole léger et moyen (kb)		Pétrole lourd (kb)		Gaz naturel (Gpi³)		LGN (kb)	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
Prouvées								
Mises en valeur exploitées	2 905	2 470	0	0	57,1	48,0	543	362
Mises en valeur inexploitées	170	152	0	0	5,8	4,7	43	28
Non mises en valeur	212	201	0	0	7,5	6,7	25	17
Réserves prouvées (totales)	3 287	2 822	0	0	70,5	59,4	611	407

	Valeurs actualisées	
	Avant impôts sur les bénéfices au taux d'actualisation de (%/an)	
	0 (M $)	10 (M $)
Prouvées		
Mises en valeur exploitées	317,3	200,4
Mises en valeur inexploitées/	25,1	17,1
Non mises en valeur	27,4	11,4
Réserves prouvées (totales)	369,8	228,9

	Valeurs actualisées après impôts sur les bénéfices au taux d'actualisation de (%/an) 0 (M $)	10 (M $)
Prouvées		
Mises en valeur exploitées	228,1	146,3
Mises en valeur inexploitées		
Non mises en valeur	34,6	17,6
Réserves prouvées (totales)	262,7	163,9

Notes :

1) Les totaux des colonnes peuvent ne pas concorder par suite de calculs d'arrondissement.

2) « **brut(e)(s)** » : participation directe ou quote-part dans les droits de redevance de Resolute avant déduction des redevances à verser à des tiers.

« **net(te)(s)** » : participation directe ou la quote-part dans les droits de redevance de Resolute après déduction des montants correspondant aux redevances à verser à des tiers.

« **redevances** » : redevances versées à des tiers; les redevances déduites des réserves sont fondées sur le pourcentage de redevance qu'on obtient en appliquant le taux ou la formule de redevance en vigueur; dans le cas des redevances variables à verser à la Couronne qui dépendent des prix de vente, les prévisions de prix établies pour les différentes propriétés ont été employées.

« **réserves** » : quantités restantes estimatives de pétrole et de gaz naturel et de substances associées qu'on estime pouvoir récupérer des gisements connus à partir d'une date donnée en se fondant sur l'analyse des données relatives aux forages et les aspects géologique, géophysique et technique, l'utilisation d'une technologie éprouvée et des conditions économiques précises, qui sont généralement considérées comme raisonnables. Les réserves sont classées selon le degré de certitude de ces estimations.

« **réserves prouvées** » : réserves qu'on estime pouvoir récupérer avec un degré élevé de certitude. Il est probable que les quantités restantes qui seront récupérées dépasseront les réserves prouvées estimatives. Le degré de certitude visé correspond à une probabilité d'au moins 90 % que les quantités récupérées seront égales ou supérieures aux réserves prouvées estimatives.

« **réserves probables** » : réserves supplémentaires dont la récupération est moins certaine que celle des réserves prouvées. Il est en outre probable que les quantités restantes qui seront récupérées seront supérieures ou inférieures à la somme des réserves prouvées et probables estimatives. Le degré de certitude visé correspond à une probabilité d'au moins 50 % que les quantités récupérées seront égales ou supérieures à la somme des réserves prouvées et probables.

« **réserves prouvées mises en valeur** » : réserves qu'on estime pouvoir récupérer des puits existants et des installations aménagées ou qui, si les installations n'ont pas été aménagées, pourraient nécessiter des dépenses peu importantes (par rapport au coût du forage d'un puits, par exemple) pour que les réserves soient exploitables. Les réserves mises en valeur peuvent être exploitées ou inexploitées.

« **réserves mises en valeur exploitées** » : réserves qui devraient être récupérées des intervalles de complétion accessible au moment de l'estimation. Ces réserves peuvent être exploitées actuellement ou, si elles ne le sont pas, l'avoir été auparavant, et la date de reprise de l'exploitation doit être connue avec une certitude raisonnable.

« **réserves mises en valeur inexploitées** » : réserves qui n'ont pas été exploitées ou qui l'ont été, mais qui ne le sont pas actuellement, et dont on ignore la date à laquelle l'exploitation reprendra.

« **réserves non mises en valeur** » : réserves qu'on estime pouvoir récupérer des gisements connus mais qui supposent l'engagement de dépenses importantes (par rapport au coût du forage d'un puits, par exemple) pour pouvoir être exploitées. Elles doivent répondre en tous points aux critères de classement des réserves (réserves prouvées, probables, possibles) auxquelles elles appartiennent.

3) Les hypothèses de coûts et de prix prévisionnels supposent le maintien des lois et des règlements actuels et des variations dans les prix de vente à la tête du puits, et tiennent compte de l'inflation en ce qui concerne les frais d'immobilisation et d'exploitation futurs. Dans le rapport GLJ, on suppose que les frais d'exploitation augmentent de 2,0 % par an. Les prix de référence du pétrole brut et du gaz naturel tels que prévus par GLJ le 1er janvier 2005 s'établissent comme suit :

Gilbert Laustsen Jung Associates Ltd.
Hypothèses de prix pour le pétrole brut et les liquides de gaz naturel

Année	WTI à Cushing, en Oklahoma	Pétrole léger non corrosif d'Edmonton 40 ° API	Propane d'Edmonton	Butane d'Edmonton	Pentanes et homologues supérieurs d'Edmonton	Taux d'inflation	Taux de change
	($US/b)	($CA/b)	($CA/b)	($CA/b)	($CA/b)	(%/an)	($US/$CA)
2005	42,00	50,25	32,25	37,25	50,75	2,0	0,820
2006	40,00	47,75	30,50	35,25	48,25	2,0	0,820
2007	38,00	45,50	29,00	33,75	46,00	2,0	0,820
2008	36,00	43,25	27,75	32,00	43,75	2,0	0,820
2009	34,00	40,75	26,00	30,25	41,25	2,0	0,820
2010	33,00	39,50	25,25	29,25	40,00	2,0	0,820
2011	33,00	39,50	25,25	29,25	40,00	2,0	0,820
2012	33,00	39,50	25,25	29,25	40,00	2,0	0,820
2013	33,50	40,00	25,50	29,50	40,50	2,0	0,820
2014	34,00	40,75	26,00	30,25	41,25	2,0	0,820

2015	34,50	41,25	26,50	30,50	41,75	2,0	0,820
2016 et par la suite	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	2,0	0,820

Gilbert Laustsen Jung Associates Ltd.
Prévisions de prix pour le gaz naturel

An	Prix comptant AECO-C en Alberta
	($CA/Mbtu)
2005	6,35
2006	6,10
2007	5,90
2008	5,75
2009	5,75
2010	5,75
2011	5,75
2012	5,75
2013	5,85
2014	5,95
2015	6,05
2016 et par la suite	+2,0 %/an

4) Les hypothèses de prix constants supposent le maintien des lois et des règlements en vigueur et des frais d'exploitation qui avaient cours à la date du rapport GLJ. Les prix des produits ne sont pas indexés après le 31 décembre 2004. En outre, les frais d'exploitation et d'immobilisation n'ont pas été augmentés pour tenir compte de l'inflation. Les prix retenus pour les mélanges de bruts de diverses densités et pour les divers contrats de gaz s'établissaient comme suit (ajustés pour tenir compte de la qualité des hydrocarbures et des frais de transport) :

Pétrole brut léger à Edmonton, en Alberta.........	46,54 $ CA/b
Pétrole WTI à Cushing, en Oklahoma..............	43,45 $ US/b
Gaz au comptant AECO-C en Alberta	6,79 $ CA/Mbtu

5) Le 1er janvier 1995, le taux CIAR allait d'un maximum de 75 % de 2 000 000 $ quand le crédit d'impôt de l'Alberta au titre des redevances était inférieur à 100 $/m^3 à un minimum de 25 % de 2 000 000 $ quand le crédit d'impôt de l'Alberta au titre des redevances était supérieur à 210 $/m^3.

6) Le rapport GLJ estime les dépenses en immobilisations futures non actualisées nécessaires pour atteindre la valeur actualisée estimative des flux nets de trésorerie futurs à partir de coûts prévisionnels, provenant des réserves prouvées et probables à 26,7 M$, dont 15,5 M$ devraient être dépensés en 2005, 9,9 M$ en 2006, 0,0 M$ en 2007 et 1,3 M$ par la suite (ou selon l'hypothèse des coûts constants, à 26,3 M$, dont 15,5 M$ devraient être dépensés en 2005, 9,7 M$ en 2006, 0,0 M$ en 2007 et 1,1 M$ par la suite).

7) La quasi-totalité des réserves mises en valeur exploitées qui sont évaluées dans le rapport GLJ étaient en exploitation au 31 décembre 2004.

8) GLJ a accepté telles quelles la portée et la nature des données factuelles qui lui ont été transmises. Le calcul des réserves de pétrole brut et de gaz naturel et les projections à partir desquelles le rapport GLJ s'est fondé ont été faits conformément aux pratiques d'évaluation généralement reconnues. Aucune inspection n'a été faite sur place. Les valeurs de récupération des installations et des frais de remise en état des concessions n'ont pas été incluses dans le rapport GLJ (hormis les frais d'abandon des puits existants et des puits devant être forés auxquels des réserves ont été attribuées).

Les tableaux ci-après présentent les éléments suivants des produits d'exploitation nets futurs attribués aux réserves prouvées et à la somme des réserves prouvées et probables à l'égard des actifs de Resolute en date du 31 décembre 2004, dont l'estimation est fondée sur des hypothèses de prix constants et prévisionnels et non actualisée :

Produits d'exploitation nets futurs
(non actualisés)
(selon des hypothèses de prix provisionnels)

Catégorie de réserves	Produits d'exploitation (M $)	Redevances (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon de puits (M $)	Produits d'exploitation nets futurs avant impôts sur les bénéfices (M $)	Impôts sur les bénéfices (M $)	Produits d'exploitation nets futurs après impôts sur les bénéfices (M $)
Réserves prouvées ...	593,1	86,7	152,8	18,2	10,5	324,8	92,1	232,7
Réserves prouvées plus probables..........	785,3	114,6	205,9	26,7	12,1	426,0	126,2	299,8

Produits d'exploitation nets futurs
(non actualisés)
(selon des hypothèses de prix constants)

Catégorie de réserves	Produits d'exploitation (M $)	Redevances (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon de puits (M $)	Produits d'exploitation nets futurs avant impôts sur les bénéfices (M $)	Impôts sur les bénéfices (M $)	Produits d'exploitation nets futurs après impôts sur les bénéfices (M $)
Réserves prouvées ...	617,5	91,7	129,9	17,9	8,2	369,8	107,2	262,7
Réserves prouvées plus probables..........	806,0	121,0	168,6	26,3	8,7	481,2	144,7	336,5

Les tableaux ci-après présentent les produits d'exploitation nets futurs (avant déduction des charges futures d'impôt) provenant des actifs de Resolute en date du 31 décembre 2004, selon une estimation fondée sur des hypothèses de prix provisionnels et constants à un taux d'actualisation de 10 % :

Produits d'exploitation nets futurs
par groupe de production
(selon des hypothèses de prix provisionnels)

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôts sur les bénéfices (au taux d'actualisation de 10 %/an) (M $)
Réserves prouvées	Pétrole léger et moyen .	51,5
	Pétrole lourd.............	0,0
	Gaz naturel...............	148,3
	LGN	6,2
	Soufre	0.0
	Total	206,0
Réserves prouvées et probables	Pétrole léger et moyen .	63,6
	Pétrole lourd.............	0,0
	Gaz naturel...............	173,7
	LGN	7,3
	Soufre	0.0
	Total	244,6

Produits d'exploitation nets futurs par groupe de production (selon des hypothèses de prix constants)

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôts sur les bénéfices (au taux d'actualisation de 10 %/an) (M $)
Réserves prouvées	Pétrole brut	52,6
	Gaz naturel	171,7
	LGN	4,6
	Soufre	0.0
	Total	228,9
Réserves prouvées et probables	Pétrole brut	62,8
	Gaz naturel	204,7
	LGN	5,4
	Soufre	0.0
	Total	272,9

Rapprochement des réserves

Le tableau ci-après fait un rapprochement des réserves nettes de pétrole brut, de gaz naturel et de LGN de Resolute pour l'exercice terminé le 31 décembre 2004, à partir de prix et de coûts prévisionnels.

Rapprochement des réserves nettes de la Société par principal type de produit

(prix et coûts prévisionnels)

	Pétrole léger et moyen			Pétrole lourd			Gaz naturel classique			Liquides de gaz naturel			bep		
Facteurs	Prouvées nettes (kb)	Probables nettes (kb)	Prouvées plus probables nettes (kb)	Prouvées nettes (kb)	Probables nettes (kb)	Prouvées plus probables nettes (kb)	Prouvées nettes (Gpi³)	Probables nettes (Gpi³)	Prouvées plus probables nettes (Gpi³)	Prouvées nettes (kb)	Probables nettes (kb)	Prouvées plus probables nettes (kb)	Prouvées nettes (kbep)	Probables nettes (kbep)	Prouvées plus probables nettes (kbep)
1er janvier 2004[3]	2,684	510	3,194	0	0	0	54.6	14.9	69.5	565	99	664	12,342	3.100	15,442
Extensions	320	369	689	0	0	0	9,7	2,2	11,9	32	34	67	1 976	765	2 741
Récupération améliorée	308	73	381	0	0	0	4,9	1,4	6,2	14	3	17	1 134	304	1 438
Révisions techniques	39	1	40	0	0	0	(4,7)	(0,8)	(5,5)	(143)	(24)	(167)	(891)	(153)	(1 044)
Découvertes	0	0	0	0	0	0	1,0	0,9	1,8	0	0	0	161	142	303
Acquisitions	0	0	0	0	0	0	1,2	0,3	1,4	0	0	0	194	44	238
Aliénations	(85)	(14)	(99)	0	0	0	(0,2)	(1,7)	(1,8)	0	0	0	(112)	(292)	(405)
Facteurs économiques	105	18	123	0	0	0	0,6	0,1	0,7	3	2	5	206	41	247
Production	(470)	0	(470)	0	0	0	(7,9)	0,0	(7,9)	(66)	0	(66)	(1 860)	0	(1 837)
1er janvier 2005	2 901	956	3 857	0	0	0	59,1	17,4	76,5	405	115	520	13 149	3 975	1 7123

Notes :

1) Les révisions techniques présentées ci-dessus comprennent les ajouts liés aux forages intercalaires de manière à être conformes aux déclarations des sociétés visées par le règlement du FASB des États-Unis. Les ajouts qui suivent sont liés aux forages intercalaires :

	Prouvées nettes	Probables nettes	Prouvées plus probables nettes
Pétrole léger et moyen – kb	0	0	0
Pétrole lourd – kb	0	0	0
Gaz – Mpi^3	0	0	0
LGN – kb	0	0	0

2) Resolute a des réserves d'hydrocarbure non traditionnelles (bitume, pétrole brut synthétique, gaz naturel de houillère, etc.).

3) Les données relatives aux réserves sont tirées d'une évaluation technique indépendante des réserves de pétrole et de gaz de Resolute en date du 31 décembre 2003, telles qu'évaluées par GLJ le 17 février 2004.

Rapprochement des produits d'exploitation nets futurs

Le tableau qui suit fait un rapprochement des estimations des produits d'exploitation nets futurs (selon une estimation faite au moyen de prix et de coûts constants et calculée à un taux d'actualisation de 10 %) attribués aux réserves prouvées :

Période et facteur	Avant impôts (2004) (M $)
Valeur actualisée nette estimative au 31 décembre 2003	191 929
Ventes de pétrole et de gaz au cours de la période après déduction des frais de production et des redevances[1]	(44 618)
Variations attribuables aux prix, aux frais de production et aux redevances liées à la production future[2]	24 022
Frais de mise en valeur au cours de la période[3]	5 105
Variations dans les frais de mise en valeur prévisionnels[4]	(26 031)
Variations découlant d'extensions et de la récupération améliorée[5]	65 143
Variations découlant de découvertes[5]	8 984
Variations découlant de l'acquisition de réserves[5]	1 541
Variations découlant de l'aliénation de réserves[5]	(749)
Prise en compte de l'actualisation[6]	14 595
Variations nettes dans les impôts sur les bénéfices[7]	(3 267)
Variations découlant des révisions techniques de réserves	(7 746)
Autres variations	0
Valeur actualisée nette estimative au 31 décembre 2004	228 908

Notes :

1) Avant impôts sur les bénéfices, exclusion faite des frais généraux et administratifs.

2) Incidence des variations de prix et d'autres facteurs économiques sur les produits d'exploitation nets futurs.

3) Dépenses en immobilisations réelles liées à la recherche, à la mise en valeur et à l'exploitation de réserves de pétrole et de gaz.

4) Variation dans les frais de mise en valeur prévisionnels des propriétés évaluées au début de la période.

5) Valeur actualisée nette des réserves en question à la fin de la période.

6) Estimation à 10 % de la valeur actualisée nette au début de la période.

7) Écart entre les impôts sur les bénéfices prévisionnels au début de la période et les impôts payés pour la période.

Facteurs ou incertitudes significatifs concernant les données relatives aux réserves

L'estimation quantitative des réserves prouvées comporte de nombreuses incertitudes, dont un bon nombre de facteurs sur lesquels Resolute n'a pas prise. Dans le présent document, les données relatives aux réserves ne sont que des estimations. De façon générale, les estimations des réserves de pétrole et de gaz naturel dont la récupération est jugée rentable et les flux nets de trésorerie futurs qu'ils doivent générer sont fondés sur un certain nombre de facteurs et d'hypothèses variables comme la production historique des propriétés, les effets présumés de la réglementation édictée par les organismes gouvernementaux et les frais d'exploitation futurs, autant de facteurs qui peuvent varier considérablement par rapport aux résultats réels. Ces estimations comportent un degré d'incertitude et le classement des réserves ne constitue qu'une tentative de délimiter ce degré d'incertitude. Pour ces raisons, les estimations des réserves de pétrole et de gaz naturel dont la récupération est jugée rentable qui sont attribuables à un groupe de propriétés en particulier, le classement de ces réserves en fonction du risque que pose leur récupération et les estimations des produits d'exploitation nets futurs qui en sont attendus, établis par différents ingénieurs ou par les mêmes ingénieurs à des époques différentes peuvent connaître des variations importantes. La production, les produits d'exploitation, les impôts ainsi que les frais de mise en valeur et d'exploitation de Resolute à l'égard de ces réserves varieront par rapport à ces estimations, et ces écarts pourraient être importants.

Les estimations concernant les réserves prouvées susceptibles d'être mises en valeur et exploitées sont souvent fondées sur des calculs volumétriques et des analogies avec des réserves similaires plutôt que sur un historique de la production. Les estimations fondées sur ces méthodes sont généralement moins fiables que celles qui sont fondées sur un historique de la production. L'évaluation ultérieure des mêmes réserves fondées sur l'historique de la production entraînera des variations, susceptibles d'être importantes, des réserves estimatives.

Conformément aux lois et aux politiques canadiennes concernant l'information à fournir sur les valeurs mobilières selon les autorités en valeurs mobilières du Canada, Resolute a utilisé des prix et des coûts prévisionnels dans le calcul des réserves quantitatives figurant dans les présentes. Les flux nets de trésorerie futurs dépendront en outre d'autres facteurs comme le niveau de production, le jeu de l'offre et de la demande de pétrole et du gaz naturel, la baisse ou l'augmentation de la consommation par les acheteurs de pétrole et de gaz naturel, les modifications de la réglementation ou de la fiscalité publique et l'incidence de l'inflation sur les coûts.

Biens-fonds inexploités

Le tableau ci-après présente les biens-fonds inexploités à l'égard des actifs de Resolute au 31 décembre 2004.

	Acres bruts[1)]	Acres nets[2)]
Ouest du Canada	208 981	147 381
Total................................	**208 981**	**147 381**

Notes :

1) « **acres bruts** » : nombre d'acres dans lesquels Resolute détient une participation.

2) « **acres nets** » : nombre d'acres dans lesquels Resolute détient une participation, multiplié par le pourcentage de sa participation.

Réserves inexploitées

En date du 31 décembre 2004, les actifs de Resolute comprenaient des réserves prouvées non mises en valeur de 237 kb de pétrole et de LGN et de 7,5 Gpi^3 de gaz naturel et des réserves probables de 1 272 kb de pétrole et de LGN et 20,8 Gpi^3 de gaz naturel. La quasi-totalité de ces réserves devraient être

exploitées au cours des deux prochaines années. Les immobilisations futures liées à ces réserves sont décrites sous la rubrique « Frais de mise en valeur futurs » de la présente annexe.

Propriétés sans réserves attribuées

En date du 31 décembre 2004, les biens-fonds non mis en valeur à l'égard des actifs de Resolute s'élevaient à environ 147 381 acres nets.

Les actifs de Resolute comprennent des participations dans 14 302 acres nets venant à échéance en 2005, mais dont une partie importante des biens-fonds peut être conservée à condition que l'on puisse établir qu'ils sont exploitables.

Puits de pétrole et de gaz

Le tableau ci-après présente le nombre de puits et leur état à l'égard des actifs de Resolute dans lesquels celle-ci détenait une participation directe ou un droit de redevance au 31 décembre 2004 et qui étaient en production ou qui pouvaient l'être selon Resolute.

	Puits producteurs				**Puits fermés[1)4)]**			
	Pétrole		**Gaz**		**Pétrole**		**Gaz**	
	Bruts[2)]	**Nets[3)]**	**Bruts[2)]**	**Nets[3)]**	**Bruts[2)]**	**Nets[3)]**	**Bruts[2)]**	**Nets[3)]**
Alberta....................	161	108	362	283,3	3	3	8	7,1
Saskatchewan	25	8	0	0	3	3	0	0
Total	186	116	362	283,3	6	6	8	7,1

Notes :

1) « **puits fermés** » : puits dont il est possible d'extraire du pétrole brut et du gaz naturel mais qui ne sont pas en production, faute d'installation de transport, de débouchés ou pour d'autres motifs.

2) « **puits bruts** » : nombre de puits dans lesquels Resolute a une participation.

3) « **puits nets** » : somme des chiffres obtenus en multipliant chaque puits brut par le pourcentage de participation directe que Resolute y détient.

4) Tous les puits fermés sont situés dans un rayon de cinq kilomètres d'installations pipelinières.

Historique de la production

Les deux tableaux ci-après présentent à l'égard des actifs de Resolute le volume de la production quotidienne moyenne avant déduction des redevances à verser à des tiers, les prix du pétrole brut, les dépenses en immobilisations nettes dans le pétrole et le gaz engagées au cours des huit derniers trimestres et des exercices ainsi terminés. Figurent aussi les produits d'exploitation nets annuels moyens dégagés par catégorie de produit.

Données de 2004	Premier trimestre	Deuxième trimestre	Troisième trimestre	Quatrième trimestre	Exercice complet
Production quotidienne moyenne					
Pétrole (b/j)	1 636	1 415	1 429	1 464	1 486
LGN (b/j)	174	230	336	343	271
Gaz naturel (kpi³/j)	22 658	24 111	27 558	30 029	26 001
Produits d'exploitation nets dégagés du pétrole et des LGN ($/b)[1]					
Produits d'exploitation	40,85	45,80	49,01	49,21	46,58
Redevances	(8,16)	(10,15)	(13,11)	(11,87)	(11,01)
Frais d'exploitation	(9,15)	(9,12)	(10,10)	(9,54)	(9,51)
Produits d'exploitation nets	23,54	26,53	25,81	27,80	26,06
Produits d'exploitation nets dégagés du gaz naturel ($/kpi³)[1]					
Produits d'exploitation	7,34	7,31	6,39	6,69	6,90
Redevances	(1,57)	(1,57)	(1,13)	(1,54)	(1,44)
Frais d'exploitation	(1,04)	(1,18)	(1,13)	(1,20)	(1,14)
Produits d'exploitation nets	4,73	4,55	4,13	3,96	4,31
Dépenses en immobilisations *(en milliers de dollars)*					
Ouest du Canada					
Acquisitions (aliénations)	100	-	(473)	(195)	(568)
Exploration et mise en valeur	17 531	5 364	7 555	7 596	38 046
Immobilisations de production	6 859	6 475	6 017	2 627	21 978
Biens-fonds et concessions	2 032	638	578	695	3 943
Frais généraux et administratifs capitalisés	1 067	1 915	1 265	1 736	5 983
Autres coûts en capital	-	-	-	-	-
Total	27 589	14 392	14 942	12 459	69 382

Note :

1) Les frais d'exploitation sont répartis entre les LGN et le gaz naturel en proportion des produits d'exploitation bruts dégagés par chaque produit au cours de la période.

Données de 2003	Premier trimestre	Deuxième trimestre	Troisième trimestre	Quatrième trimestre	Exercice complet
Production quotidienne moyenne					
Pétrole (b/j)	1 445	1 434	1 612	1 506	1 500
LGN (b/j)	212	253	201	205	217
Gaz naturel (kpi³/j)	20 732	21 376	22 546	23 977	22 167
Produits d'exploitation nets dégagés du pétrole et des LGN ($/b)[1]					
Produits d'exploitation	45,05	34,53	36,01	33,98	37,22
Redevances	(10,83)	(7,40)	(7,99)	(7,06)	(8,26)
Frais d'exploitation	(10,66)	(11,14)	(10,88)	(11,54)	(11,07)

Données de 2003	Premier trimestre	Deuxième trimestre	Troisième trimestre	Quatrième trimestre	Exercice complet
Produits d'exploitation nets	23,56	15,99	17,15	15,38	17,89
Produits d'exploitation nets dégagés du gaz naturel ($/kpi^3)[1]					
Produits d'exploitation	8,16	6,80	5,89	5,84	6,62
Redevances..................................	(1,62)	(1,48)	(0,88)	(0,92)	(1,21)
Frais d'exploitation.......................	(0,90)	(0,96)	(0,97)	(0,94)	(0,94)
Produits d'exploitation nets	5,64	4,36	4,03	3,97	4,47
Dépenses en immobilisations (en milliers de dollars)					
Ouest du Canada					
Acquisitions (aliénations)..........	50	7,834	304	114	8,302
Exploration et mise en valeur.....	3,831	8,726	14,985	6,274	33,816
Immobilisations de production ...	453	2,278	1,739	2,849	7,319
Biens-fonds et concessions........	1,318	2,969	5,142	635	10,064
Frais généraux et administratifs capitalisés..............................	919	652	524	1,128	3,223
Autres coûts en capital...................	-	-	-	-	-
Total	6,571	22,459	22,694	11,000	62,724

Note :

1) Les frais d'exploitation sont répartis entre les LGN et le gaz naturel en proportion des produits d'exploitation bruts dégagés par chaque produit au cours de la période.

Estimations de la production

Le tableau ci-après dresse un sommaire des volumes de production prévisionnels qui ont été estimés pour 2005 dans le rapport GLJ.

	Pétrole léger et moyen		Pétrole lourd		Gaz naturel		Liquides de gaz naturel		Équivalent pétrole	
	P.D. b/j	Nets b/j	P.D. b/j	Nettes b/j	P.D. kpi^3/j	Nettes kpi^3/j	P.D. b/j	Nettes b/j	P.D. bep/j	Nettes bep/j
Réserves prouvées exploitées	1 380	1 165	0	0	24 700	19 820	220	149	5 717	4 618
Total des réserves prouvées	1 535	1 293	0	0	27 856	22 225	250	169	6 428	5 166
Total des réserves prouvées et probables	1 659	1 385	0	0	29 676	23 560	280	189	6 884	5 501

Historique des forages

Le tableau ci-après présente les puits bruts et nets d'exploration et de mise en valeur des actifs de Resolute dans lesquels celle-ci a participé au cours de la période indiquée.

	Exercice terminé le 31 décembre 2004	
	Puits bruts[1]	**Puits nets[2]**
Exploration		
Puits de pétrole	9	8,6
Puits de gaz	17	16,8
Puits de service	0	0,0
Puits secs	5	5,0
Total	**31**	**30,4**
Mise en valeur		
Puits de pétrole	3	3,0
Puits de gaz	41	38,8
Puits de service	0	0,0
Puits secs	3	3,0
Total	**47**	**44,8**

Notes :

1) «**puits bruts** » : nombre de puits dans lesquels Resolute détient une participation.

2) « **puits nets** » : somme des chiffres obtenus en multipliant chaque puits brut par le pourcentage de participation directe que Resolute y détient.

Dépenses en immobilisations

En 2004, les dépenses en immobilisations à des fins d'exploration et de mise en valeur se sont élevées à 64,538 millions de dollars, ce qui s'est traduit par des frais de découverte et de mise en valeur des réserves prouvées et probables de 17,51 $/bep[1]. La répartition des dépenses en immobilisations de Resolute en 2004 à l'égard des actifs de Resolute s'établit comme suit :

	(En milliers de dollars)
Forages et complétions	35 652
Installations	21 979
Sondages sismiques	2 394
Biens-fonds	3 942
Frais généraux et administratifs capitalisés	571
Total des immobilisations d'exploration et de mise en valeur	64 538
Acquisitions et aliénations	(1 139)
Autres	5 983
Total	**69 382**

Note :

1) Les dépenses en immobilisations à des fins d'exploration et de mise en valeur se sont élevées à 64,538 millions de dollars pour l'exercice terminé le 31 décembre 2004.

Frais de mise en valeur futurs

Le tableau qui suit présente les frais de mise en valeur futurs estimatifs non actualisés et actualisés au taux de 10 % en ce qui concerne les frais de mise en valeur déduits dans l'estimation des produits d'exploitation nets futurs :

	Réserves (M $)		
	Prouvées	**Prouvées**	**Prouvées et probables**
	Prix et coûts constants	**Prix et coûts prévisionnels**	**Prix et coûts prévisionnels**
2005	8,6	8,6	15,5
2006	8,2	8,4	9,9
2007	0,0	0,0	0,0
2008	0,1	0,1	0,2
2009	0,4	0,4	0,4
Par la suite	0,6	0,7	0,7
Total (non actualisé)	17,9	18,2	26,7
Total (actualisé au taux de 10 %)	15,9	16,1	24,0

Engagements futurs

En date du 31 décembre 2004, Resolute détenait les positions de couverture suivantes à l'égard des actifs de Resolute :

Produits de base	Type de contrat	Durée du contrat	Montants théoriques du contrat (GJ/j)	Prix moyen fixé ($/GJ)	Gain (perte) non constaté(e) au 31 décembre 2004
Gaz	Tunnel AECO	Du 1er novembre 2004 au 31 mars 2005	10 000	7,70-9,32	1,3 M$
Gaz	Tunnel AECO	Du 1er avril 2005 au 31 octobre 2005	7 000	5,75-7,68	-
Gaz	Tunnel AECO	Du 1er avril 2005 au 31 octobre 2005	5 000	7,70-7,35	-

Mise en valeur

En 2005, Esprit a l'intention d'entreprendre des travaux de mise en valeur du pétrole et du gaz naturel des actifs de Resolute pour en réaliser la valeur commerciale tout en engageant des frais de découverte et de mise en valeur limités.

Information complémentaire sur les frais d'abandon et de remise en état

Les frais d'abandon et de remise en état ont été estimés à partir des obligations légales liées à la mise hors service d'immobilisations comme les puits, les installations et les usines d'après leur valeur marchande ou la meilleure information existante quand il était impossible d'en établir la valeur marchande. Il y a environ 550 puits nets à remettre en état. Les frais d'abandon et de remise en état sont estimés à 28,2 millions de dollars (non actualisés) et à 11,1 millions de dollars (actualisés au taux de 7 %). Au cours des trois prochains exercices, une somme de 4,3 millions de dollars devrait être engagée à cette fin.

Horizon fiscal

En 2004, Resolute n'a pas eu à payer d'impôt sur des bénéfices au Canada hormis l'impôt des grandes sociétés et la surtaxe sur les ressources de la Saskatchewan, le tout s'étant élevé à 0,5 million de dollars. Il est prévu que Resolute paiera de l'impôt sur ses bénéfices en 2005. Le montant de cet impôt sera déterminé par certains facteurs comme le prix des produits de base, la production, les charges du siège social ainsi que la nature et l'importance des dépenses en immobilisations qui seront engagées.

Les propriétés acquises constituent plusieurs ajouts aux possibilités de mise en valeur de la Fiducie. Pour 2005, le budget prévoit 36 millions de dollars de dépenses en immobilisations pour mettre en valeur les actifs acquis auprès de Resolute, ce qui portera à 76 millions de dollars le programme d'immobilisations visant les actifs regroupés pour l'année. Les dépenses en immobilisations supplémentaires seront affectées principalement au forage d'environ 70 puits bruts concentrés principalement dans les régions de Berry et de Winnifred, situées dans le centre et le sud de l'Alberta, respectivement. Plus de 60 % des dépenses en immobilisations de 2005, soit 46 millions de dollars, seront consacrées à des travaux de forage, ce qui donnera lieu à une campagne de forage en commun d'environ 110 puits bruts durant l'année. À cela s'ajouteront 23 millions de dollars de dépenses dans des installations et la tranche restante de 7 millions de dollars sera affectée à des biens-fonds, à des sondages sismiques et à d'autres activités.

Esprit entend maintenir un ratio dette nette-flux de trésorerie compris entre 1,0 et 1,2 pour 2005 et le long terme. En tenant compte du regroupement, la dette nette de Esprit s'établissait à environ 142 millions de dollars après la clôture de l'opération. L'expression « dette nette » n'est pas une mesure reconnue par les principes comptables généralement reconnus du Canada (« PCGR ») et ne comporte pas une signification normalisée prescrite par les PCGR. Par conséquent, cette mesure, telle que définie par la Fiducie, pourrait ne pas être comparable à des mesures similaires présentées par d'autres émetteurs. La Fiducie considère la « dette nette » comme une mesure utile du levier financier dont elle dispose.

Esprit compte maintenir un taux de distribution qui correspondra à 70 %-75 % des flux de trésorerie et n'a pas l'intention de modifier le niveau actuel de ses distributions en espèces. Toutefois, comme les distributions sont fondées sur les perspectives de prix des produits de base et d'autres facteurs, ces distributions peuvent varier.

Tableau sommaire

	Esprit (avant l'acquisition)	**Actifs de Resolute**	**Esprit (après regroupement)**
Réserves (Mbep) [1),2)]			
Réserves prouvées exploitées	30,6	13,0	43,6
Réserves prouvées (totales)	38,2	15,7	53,9
Réserves prouvées plus probables (totales)	49,4	20,4	69,8
Durée de vie des réserves prouvées plus probables (en années)[3)]	12,3	8,4	10,8
Production actuelle (bep par jour)	11 000	6 650	17 650
Biens-fonds non mis en valeur (acres nets)	153 000	147 900	300 900
Nombre d'actions/de parts émises et en circulation au 31 décembre 2004 (en millions)[4)]	42,2	71,3	66,3

Notes :

[1] Les réserves ont fait l'objet d'une évaluation indépendante par Gilbert Laustsen Jung Associates Ltd. (« GLJ ») conformément au Règlement 51-101 en date du 31 décembre 2004. Se reporter à la notice annuelle révisée de la Fiducie de l'exercice terminé le 31 décembre 2004, datée du 31 mars 2005, et à l'annexe A des présentes pour une description des rapports que GLJ a établis sur les propriétés de Esprit avant l'acquisition et sur les actifs de Resolute, respectivement.

[2] La notion de baril d'équivalent pétrole (bep) peut être trompeuse, surtout si on l'emploie de façon isolée. La conversion en bep à raison de six kpi[3] pour un baril repose sur une méthode de conversion de l'équivalence énergétique à la pointe du brûleur et ne représente pas une équivalence de valeur à la tête du puits.

[3] Durée de vie des réserves calculée à partir de la production actuelle.

[4] Comprend les actions échangeables de Esprit et les actions diluées de Resolute.

2.5 Évaluation antérieure

Aucune

2.6 Parties à l'opération

Sans objet

2.7 Date de la déclaration

11 juillet 2005

Rubrique 3 États financiers

Le bilan consolidé pro forma non vérifié de la Fiducie en date du 31 mars 2005 et les états des résultats consolidés pro forma non vérifiés de la Fiducie de l'exercice terminé le 31 décembre 2004 et du trimestre terminé le 31 mars 2005 donnant effet à l'acquisition sont joints comme annexe B à la présente déclaration.

Les états financiers comparatifs vérifiés de Resolute de chacun des exercices terminés les 31 décembre 2004 et 2003 sont joints comme annexe C à la présente déclaration. Les états financiers comparatifs non vérifiés de Resolute du trimestre clos le 31 mars 2005 sont joints comme annexe D à la présente déclaration.

ANNEXE B

RAPPORT SUR LA COMPILATION

Au conseil des fiduciaires de Esprit Energy Trust

Nous avons lu le bilan consolidé pro forma non vérifié de Esprit Energy Trust (la « Fiducie ») au 31 mars 2005 et les états consolidés des résultats pro forma non vérifiés pour le trimestre terminé à cette date et pour l'exercice terminé le 31 décembre 2004, qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête « Esprit Energy Trust » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 31 mars 2005 ainsi que pour le trimestre terminé à cette date, et avec ceux des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2004, respectivement, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant l'en-tête « Resolute Energy Inc. » avec ceux des états financiers consolidés non vérifiés de Resolute Energy Inc. (« Resolute ») au 31 mars 2005 ainsi que pour le trimestre terminé à cette date, et avec ceux des états financiers consolidés vérifiés de Resolute pour l'exercice terminé le 31 décembre 2004, respectivement, et nous avons constaté qu'ils concordaient.

3. Nous avons comparé les chiffres de la colonne portant l'en-tête « ProspEx » avec ceux du tableau non vérifié des produits et des charges d'exploitation des propriétés cédées à ProspEx Resources Ltd. pour les neuf mois terminés le 30 septembre 2004, et nous avons constaté qu'ils concordaient.

4. Nous avons comparé les chiffres des colonnes portant l'en-tête « Cordero » avec ceux d'un tableau non vérifié des produits et des charges d'exploitation des propriétés cédées à Cordero pour le trimestre terminé le 31 mars 2005 et avec ceux du tableau vérifié des produits et des charges d'exploitation des propriétés cédées à Cordero pour l'exercice terminé le 31 décembre 2004, respectivement, et nous avons constaté qu'ils concordaient.

5. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des rajustements pro forma;

   b) de la conformité des états financiers consolidés pro forma, à tous les égards importants sur le plan de la forme, aux exigences des lois en matière de valeurs mobilières du Canada.

   Ces représentants :

   a) nous ont décrit le mode de détermination des rajustements pro forma;

b) ont déclaré que les états financiers consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences des lois en matière de valeurs mobilières du Canada.

6. Nous avons lu les notes complémentaires aux états financiers consolidés pro forma et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des rajustements pro forma qui nous a été décrit.

7. Nous avons recalculé l'application des rajustements pro forma au total des montants présentés dans les colonnes portant l'en-tête « Esprit Energy Trust » et « Resolute Energy Inc. » au 31 mars 2005 et pour le trimestre terminé à cette date et pour l'exercice terminé le 31 décembre 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Chiffres pro forma de Esprit Energy Trust » étaient arithmétiquement exacts.

L'état financier pro forma est fondé sur les hypothèses de la direction et sur des rajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des rajustements pro forma, et de l'application des rajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma, et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états financiers.

(signé) « KPMG s.r.l./S.E.N.C.R.L. »

Comptables agréés

Calgary, Canada
Le 30 juin 2005

ESPRIT ENERGY TRUST

BILAN CONSOLIDÉ PRO FORMA
Au 31 mars 2005
(non vérifié)

	Esprit Energy Trust	Resolute Energy Inc.	Rajustements pro forma		Chiffres pro forma de Esprit Energy Trust
ACTIF					
Actif à court terme					
Encaisse	- $	149 623 $	- $		149 623 $
Débiteurs	22 238 162	15 087 173	-		37 325 335
Frais payés d'avance	3 045 008	-	-		3 045 008
	25 283 170	15 236 796	-		40 519 966
Immobilisations, montant net	358 049 446	241 811 847	50 074 152	2 f)	649 935 445
Écart d'acquisition	-	-	128 305 909	2 f)	128 305 909
TOTAL DE L'ACTIF	383 332 616 $	257 048 643 $	178 380 061 $		818 761 320 $
PASSIF					
Passif à court terme					
Créditeurs et charges à payer	34 591 248 $	26 870 391 $	7 540 000 $	2 e)	69 001 639 $
Dette bancaire	-	9 118 381	-		9 118 381
Distributions à payer	5 632 200	-	3 370 854	2 g)	9 003 054
	40 223 448	35 988 772	10 910 854		87 123 074
Dette à long terme	93 166 357	41 000 000	(28 185 373)	2 c)	95 679 493
			(10 301 491)	2 f)	
Passif d'impôts futurs	18 793 428	27 087 788	46 783 700	2 f)	91 842 044
			(1 267 474)	2 e)	
			444 602	2 i)	
Obligation liée à la mise hors service d'immobilisations	11 103 451	12 604 877	(1 322 433)	2 i)	22 385 895
TOTAL DU PASSIF	163 286 684	116 681 437	17 062 385		297 030 506
PART DES ACTIONNAIRES SANS CONTRÔLE	15 516 643	-	-		15 516 643
AVOIR DES PORTEURS DE PARTS					
Capital-actions des porteurs de part/ capitaux propres/	298 132 835	121 839 888	1 519 677	2 j)	603 188 571
			131 596 361	2 f)	
			(6 272 526)	2 e)	
			877 831	2 i)	
			28 185 373	2 c)	
			17 007 641	2 j)	
			10 301 491	2 f)	
Surplus d'apport	429 992	1 519 677	(1 519 677)	2 j)	429 992
Distributions accumulées	(33 679 831)	-	(3 370 854)	2 g)	(37 050 685)
Bénéfice cumulé (déficit)	(60 353 707)	17 007 641	(17 007 641)	2 j)	(60 353 707)
	383 332 616 $	257 048 643 $	178 380 061 $		816 761 320 $

Se reporter aux notes complémentaires.

ESPRIT ENERGY TRUST

ÉTAT CONSOLIDÉ DES RÉSULTATS PRO FORMA
Pour le trimestre terminé le 31 mars 2005 (non vérifié)

	Esprit Energy Trust	Resolute Energy Inc.	Rajustements pro forma Cordero	Rajustements pro forma Autres		Chiffres pro forma de Esprit Energy Trust
			(note 3)	*(note 3)*		
PRODUITS						
Pétrole et gaz	42 638 259 $	27 684 837 $	(1 590 509)$	- $		68 732 587 $
Redevances	(10 190 092)	(5 646 415)	259 716	(125 000)	3 a)	(15 701 791)
	32 448 167	22 038 422	(1 330 793)	(125 000)		53 030 796
CHARGES						
Exploitation	7 411 935	4 709 044	(304 447)	-		11 816 532
Transport et vente	-	530 638	(34 424)	-		496 214
Épuisement et amortissement	10 186 342	8 209 857	-	619 645	3 b)	19 015 844
Frais généraux et administratifs	1 572 698	1 259 224	-	-		2 831 922
Intérêts et autres	883 729	417 835	-	(159 000)	3 c)	1 142 564
Rémunération à base d'actions	429 992	234 849	-	-		664 841
Charge de désactualisation de l'obligation liée à la mise hors service d'immobilisations	193 428	223 759	-	(23 123)	3 d)	394 064
Autres	17 804	-	-	-		17 804
Bénéfice (perte) avant les impôts sur les bénéfices et la part des actionnaires sans contrôle	11 752 239	6 453 216	(991 922)	(562 522)		16 651 011
Impôts sur les bénéfices						
Exigibles	95 531	687 320	-	86 445	3 e)	869 296
Futurs (réduction)	69 692	1 721 557	-	(522 604)	3 e)	1 268 645
	165 223	2 408 877	-	(436 159)		2 137 941
Part des actionnaires sans contrôle	558 493	-	-	137 061	3 f)	695 554
Bénéfice net pour l'exercice	11 028 523 $	4 044 339 $	(991 922)$	(263 424)$		13 817 516 $
Bénéfice net par part						
De base						0,22 $
Dilué						0,21 $

Se reporter aux notes complémentaires.

ESPRIT ENERGY TRUST

ÉTAT CONSOLIDÉ DES RÉSULTATS PRO FORMA
Pour l'exercice terminé le 31 décembre 2004
(non vérifié)

	Esprit Energy Trust	Resolute Energy Inc.	Rajustements pro forma ProspEx	Cordero	Autres		Chiffres pro forma de Esprit Energy Trust
	(vérifié)	(vérifié)	(note 1)	(note 3)	(note 3)		(non vérifié)
PRODUITS							
Pétrole et gaz	184 648 820$	97 652 709 $	(14 140 588)$	(3 645 181)$	- $		264 515 760 $
Redevances	(44 548 862)	(20 395 353)	2 805 224	557 221	(500 000)	3 a)	(62 081 770)
	140 099 958	77 257 356	(11 335 364)	(3 087 960)	(500 000)		202 433 990
CHARGES							
Exploitation	35 091 781	16 212 364	(2 274 447)	(724 078)	-		48 305 620
Transport et vente	-	2 075 641	-	(99 781)	-		1 975 860
Épuisement et amortissement	44 876 757	27 110 683	-	-	12 415 326	3 b)	84 402 766
Frais généraux et administratifs	5 014 302	4 644 009	-	-	-		9 658 311
Intérêts et autres	3 232 677	1 184 252	-	-	(849 000)	3 c)	3 567 929
Rémunération à base d'actions	1 834 892	921 226	-	-	-		2 756 118
Charge de désactualisation de l'obligation liée à la mise hors service d'immobilisations	902 494	532 756	(137 354)	-	(69 713)	3 d)	1 228 183
Plan d'arrangement et autres	8 496 858	10 194	-	-	-		8 507 052
Bénéfice (perte) avant les impôts sur les bénéfices et la part des actionnaires sans contrôle	40 650 197	24 566 231	(8 923 563)	(2 264 101)	(11 996 613)		42 032 151
Impôts sur les bénéfices							
Exigibles	771 476	475 788	-	-	376 400	3 e)	1 623 664
Futurs (réduction)	11 085 696	8 412 963	-	-	(7 794 555)	3 e)	11 704 104
	11 857 172	8 888 751	-	-	(7 418 155)		13 327 768
Part des actionnaires sans contrôle	694 016	-	-	-	(4 677)	3 f)	689 339
Bénéfice net pour l'exercice	28 099 009 $	15 677 480 $	(8 923 563)$	(2 264 101)$	(4 573 781)$		28 015 044$

Bénéfice net par part	
De base	0,44 $
Dilué	0,43 $

Se reporter aux notes complémentaires.

ESPRIT ENERGY TRUST

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA
(non vérifié)

1. MODE DE PRÉSENTATION

Le présent bilan consolidé pro forma non vérifié, daté du 31 mars 2005, et les états consolidés des résultats pro forma pour le trimestre terminé le 31 mars 2005 et l'exercice terminé le 31 décembre 2004 ont été dressés aux fins d'inclusion dans une déclaration d'acquisition d'entreprise décrivant le changement important découlant de l'acquisition de la totalité des actions en circulation de Resolute Energy Inc. (« Resolute »). Dans le cadre d'un plan d'arrangement, certains actifs ont été cédés à une société distincte d'exploration et de mise en valeur de méthane houiller (« Cordero ») qui est détenue par les anciens actionnaires de Resolute.

Aux termes de l'arrangement, les actionnaires de Resolute ont reçu 0,338 part de la Fiducie et 0,2857 action de Cordero pour chaque action de Resolute. Ils ont également reçu pour chaque action 0,0269 d'un bon de souscription de Cordero, exerçable pour une période de 30 jours.

Le 1er octobre 2004, aux termes d'un plan d'arrangement et par l'entremise de sa filiale Esprit Acquisition Corp., la Fiducie a acquis les actions de Esprit Exploration Ltd., et environ 10 % des propriétés pétrolières et gazières prouvées actuelles détenues par la société ont été cédées à ProspEx Resources Ltd. (« ProspEx »). La valeur comptable nette des propriétés pétrolières et gazières de la Fiducie a été répartie à ProspEx et à la Fiducie selon la tranche des réserves pétrolières et gazières ayant été cédée. L'état consolidé des résultats pro forma a été rajusté afin de tenir compte des bénéfices liés aux actifs cédés à ProspEx pour la période antérieure au 1er octobre 2004.

Les états financiers pro forma comprennent les comptes de la Fiducie et de ses filiales en propriété exclusive. Les états financiers pro forma ont été dressés par la direction de la Fiducie selon les principes comptables généralement reconnus du Canada. Le bilan consolidé pro forma tient compte de l'opération et des hypothèses décrites à la note 2, comme si elles avaient eu lieu ou avaient été émises à la date du bilan. Les états consolidés des résultats pro forma tiennent compte des opérations et des hypothèses décrites à la note 3, comme si elles avaient eu lieu ou avaient été émises au début de la période. De l'avis de la direction, les états financiers pro forma comprennent tous les rajustements nécessaires pour assurer une présentation fidèle de l'entité prorogée. Aucun rajustement n'a été effectué au cours de la préparation de ces états pro forma dans le but de tenir compte des synergies d'exploitation et des économies de frais administratifs potentielles pouvant découler de la consolidation des activités de la Fiducie et de Resolute. Les états financiers consolidés pro forma peuvent ne pas être représentatifs des résultats qui auraient été constatés si les événements mentionnés dans les présentes avaient eu lieu aux dates indiquées ni des résultats qui pourraient être obtenus dans l'avenir.

1. MODE DE PRÉSENTATION (suite)

Les conventions comptables utilisées lors de la préparation des états financiers pro forma sont identiques à celles utilisées pour les états financiers consolidés non vérifiés de la Fiducie au 31 mars 2005 et pour le trimestre terminé à cette date et pour les états financiers consolidés vérifiés de la Fiducie au 31 décembre 2004 et pour l'exercice terminé à cette date. Les états financiers pro forma ont été dressés à partir d'informations tirées des états financiers non vérifiés de la Fiducie et de Resolute au 31 mars 2005 et pour le trimestre terminé à cette date, des états financiers vérifiés de la Fiducie et de Resolute au 31 décembre 2004 et pour l'exercice terminé à cette date ainsi que du tableau vérifié des produits et des charges d'exploitation des propriétés cédées à Cordero; ils devraient également être lus à la lumière de ceux-ci.

2. OPÉRATIONS, HYPOTHÈSES ET RAJUSTEMENTS PRO FORMA (AU 31 MARS 2005)

Aux termes d'un arrangement, les actions de Resolute ont été acquises par Esprit Exploration Ltd. et par la suite, les deux sociétés ont été fusionnées. Les actifs et les passifs acquis par Esprit Exploration Ltd. seront constatés à la juste valeur marchande.

Le bilan pro forma non vérifié tient compte des opérations, hypothèses et rajustements suivants :

a) Aux termes d'un plan d'arrangement, les actions de Resolute ont été acquises par Esprit Exploration Ltd. à raison de 0,338 part de la Fiducie contre chaque action de Resolute. À la suite de l'acquisition de Resolute par Esprit Exploration Ltd., les deux sociétés ont été fusionnées et certains anciens actifs de Resolute ont été cédés à une société distincte d'exploration et de mise en valeur de méthane houiller, Cordero.

b) Aux fins du calcul du prix d'achat, la Fiducie a eu recours au prix unitaire de 12,52 $ par part, lequel correspond au prix moyen du marché des parts de fiducie de catégorie B aux jours avoisinant l'opération, déduction faite d'un rabais représentant la rémunération estimative des preneurs fermes.

c) Les états financiers consolidés pro forma non vérifiés indiquent que la totalité des options sur actions et des bons de souscription au cours de Resolute ont été levés ou exercés avant l'opération, ce qui a donné lieu à un produit de 28 185 373 $. Le produit des options a été inscrit à titre de réduction de la dette bancaire prise en charge à l'acquisition.

d) À la suite de la levée ou de l'exercice de la totalité des options sur actions et des bons de souscription au cours de Resolute, Resolute a un total de 71 235 302 actions ordinaires émises et en circulation et la totalité des actions de Resolute a été échangée contre des parts de fiducie aux termes de l'arrangement, ce qui s'est traduit par l'émission de 24 077 532 parts de fiducie.

e) Le bilan consolidé pro forma non vérifié comporte des coûts de 7 540 000 $ devant être engagés par Resolute et Esprit à titre de coûts de licenciement, d'opérations professionnelles, de conseils et d'autres opérations. Ces coûts ont été portés au crédit des créditeurs.

2. OPÉRATIONS, HYPOTHÈSES ET RAJUSTEMENTS PRO FORMA (AU 31 MARS 2005) (suite)

f) L'opération a été comptabilisée selon la méthode de l'acquisition.

Juste valeur des parts de fiducie émises	301 495 748 $
Distribution du mois d'avril sur les parts de fiducie émises aux anciens actionnaires de Resolute	3 370 854
Coûts estimatifs de l'opération de la Fiducie	3 629 382
Coût total de l'acquisition	308 495 984
Valeur comptable nette des actifs acquis de Resolute [1)]	(176 899 623)
Coût en excédent de la valeur comptable	131 596 361 $

Répartition	
Immobilisations	50 074 152 $
Écart d'acquisition	128 305 909
Impôts futurs	(46 783 700)
	131 596 361 $

1) Correspond à la valeur comptable nette de Resolute au 31 mars 2005 de 140 367 206 $, rajustée pour tenir compte du produit des options de 28 185 373 $ reçu à la clôture de la cession de certains anciens actifs de Resolute à Cordero pour un produit net de 10 301 491 $, d'une réduction de l'obligation liée à la mise hors service d'immobilisations de 1 322 433 $ et de coûts d'opération de 3 276 881 $ devant être payés par Resolute, déduction faite des avantages fiscaux futurs.

Les montants ci-dessus sont des estimations qui ont été faites par la direction au moment de l'arrangement en fonction des informations disponibles à ce moment-là. Des modifications pourraient être apportées à ces montants à mesure que les valeurs sujettes à des estimations sont définies.

g) Le montant des distributions à payer a été rajusté de 3 370 854 $ pour tenir compte de la distribution du mois d'avril sur les parts de fiducie émises aux anciens actionnaires de Resolute.

h) Le passif d'impôts futurs a été rajusté pour tenir compte de l'incidence fiscale : i) des coûts de l'opération; et ii) de la valeur comptable de base des actifs de Resolute en excédent de leur assiette fiscale.

i) Dans le cadre du plan d'arrangement, certains actifs de Resolute ont été cédés à Cordero. L'obligation liée à la mise hors service d'immobilisations a été rajustée pour tenir compte de la cession des obligations liées à la mise hors service de ces immobilisations.

j) Les autres rajustements comprennent un reclassement du solde du surplus d'apport et des bénéfices non répartis de Resolute dans l'avoir des porteurs de parts.

3. OPÉRATIONS, HYPOTHÈSES ET RAJUSTEMENTS PRO FORMA (POUR LE TRIMESTRE TERMINÉ LE 31 MARS 2005 ET L'EXERCICE TERMINÉ LE 31 DÉCEMBRE 2004)

Les états consolidés des résultats pro forma non vérifiés pour le trimestre terminé le 31 mars 2005 et pour l'exercice terminé le 31 décembre 2004 tiennent compte des opérations et des rajustements mentionnés à la note 2 à compter, respectivement, du 1er janvier 2005 et du 1er janvier 2004, comme suit :

a) Étant donné que Esprit a demandé le crédit maximum disponible aux termes du programme de CIAR, les redevances ont été rajustées pour tenir compte du fait qu'aucun CIAR ne sera disponible sur les redevances à la Couronne versées sur la production de Resolute.

b) La charge d'épuisement et d'amortissement a été accrue afin de tenir compte de l'incidence du rajustement pro forma apporté à la valeur comptable des immobilisations en fonction des réserves et de la production cumulées de la Fiducie et de Resolute.

c) Les intérêts débiteurs ont été rajustés pour tenir compte de la réduction nette de la dette découlant du produit tiré de la levée des options de Resolute et du paiement des coûts de l'opération.

d) Dans le cadre du plan d'arrangement, certains actifs de Resolute ont été cédés à Cordero. La charge de désactualisation de l'obligation liée à la mise hors service d'immobilisations a été rajustée pour tenir compte de la cession des obligations liées à la mise hors service de ces immobilisations. La charge de désactualisation pour l'exercice terminé le 31 décembre 2004 a aussi été rajustée à l'égard des actifs cédés à ProspEx en 2004.

e) La provision pour impôts futurs a été réduite afin de tenir compte des rajustements pro forma. La charge d'impôt fédéral sur les grandes sociétés a été augmentée afin de tenir compte de la structure du capital pro forma après l'opération.

f) La part des actionnaires sans contrôle a été rajustée pour tenir compte de la constatation des résultats de Resolute après les rajustements pro forma.

4. CAPITAL-ACTIONS PRO FORMA

	Nombre moyen pondéré de parts de fiducie	
Pour le trimestre terminé le 31 mars 2005	**De base**	**Dilué**
Parts de fiducie détenues par les anciens porteurs de parts de Esprit Energy Trust	40 177 704	42 311 976
Parts de fiducie émises aux anciens actionnaires de Resolute	24 077 532	24 077 532
	64 255 236	66 389 508

5. FLUX DE TRÉSORERIE LIÉS À L'EXPLOITATION PRO FORMA NON VÉRIFIÉS

Les flux de trésorerie liés à l'exploitation ne sont pas une mesure standard aux termes des principes comptables généralement reconnus du Canada. Les flux de trésorerie liés à l'exploitation du tableau ci-dessous peuvent ne pas être comparables à des mesures semblables présentées par d'autres fiducies du secteur de l'énergie ou d'autres entités semblables.

	Trimestre terminé le 31 mars 2005	Exercice terminé le 31 décembre 2004
Bénéfice net pro forma	13 817 516 $	28 015 044 $
Ajouter		
Épuisement et amortissement	19 015 844	84 402 766
Rémunération à base d'actions	664 841	2 756 118
Charge de désactualisation de l'obligation liée à la mise hors service des immobilisations	394 064	1 228 183
Impôts futurs	1 268 645	11 704 104
Part des actionnaires sans contrôle	695 554	689 339
Flux de trésorerie liés à l'exploitation pro forma [1)]	35 856 464 $	128 795 554 $

[1)] Correspond aux flux de trésorerie liés à l'exploitation avant les dépenses en immobilisations, les dépenses liées à la mise hors service d'immobilisations, les remboursements de la dette ou les emprunts et les variations du fonds de roulement devant être effectués au gré de la direction.

ANNEXE C



Deloitte & Touche s.r.l.
3000 Scotia Centre
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Canada

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www.deloitte.ca

Rapport des vérificateurs

Aux actionnaires de **Resolute Energy Inc.**,

Nous avons vérifié les bilans consolidés de **Resolute Energy Inc.** aux 31 décembre 2004 et 2003 et les états consolidés des résultats, des bénéfices non répartis (du déficit) et des flux de trésorerie pour les exercices terminés à ces dates. La responsabilité de ces états financiers consolidés incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers consolidés en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 31 décembre 2004 et 2003, ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

(signé) Deloitte & Touche s.r.l.

Comptables agréés

Calgary (Alberta)
Le 14 mars 2005

Bilans consolidés

(en milliers de dollars)	31 décembre 2004	31 décembre 2003 [1]
Actif		
Actif à court terme		
Trésorerie	**150**	1 443
Débiteurs	**12 976**	10 788
	13 126	12 231
Participations dans des biens pétroliers et gaziers (note 6)	**219 307**	161 853
	232 433	174 084
Passif		
Passif à court terme		
Créditeurs et charges à payer	**19 683**	16 189
Dette bancaire	**2 426**	–
	22 109	16 189
Dette à long terme (note 7)	**37 000**	16 000
Impôts futurs (note 12)	**25 366**	16 953
Obligations liées à la mise hors service d'immobilisations (note 8)	**12 100**	7 057
Engagements (note 15)		
Capitaux propres		
Capital-actions (notes 9 et 10)	**121 610**	120 235
Surplus d'apport	**1 285**	364
Bénéfices non répartis (déficit)	**12 963**	(2 714)
	135 858	117 885
	232 433	174 084

1) Montant retraité (note 3)

Se reporter aux notes complémentaires.

Au nom du conseil,

(signé) (signé)

Administrateur Administrateur

États consolidés des résultats et des bénéfices non répartis (du déficit)

(en milliers de dollars, sauf les données par action)	Exercices terminés les 31 décembre	
	2004	2003[1)]
Produits		
Pétrole et gaz naturel, montant brut (note 4)	**97 653**	81 644
Redevances	**(20 395)**	(15 298)
	77 258	66 346
Charges		
Frais d'exploitation	**16 212**	15 386
Frais de transport et de vente (note 4)	**2 076**	1 755
Frais d'administration	**4 644**	4 920
Intérêts (note 7)	**1 184**	868
Déplétion et amortissement	**27 111**	19 256
Désactualisation (note 8)	**533**	444
Rémunération à base d'actions (note 10)	**921**	364
Autres charges (produits)	**11**	(6)
	52 692	42 987
Bénéfice tiré des activités poursuivies avant impôts sur les bénéfices	**24 566**	23 359
Impôts sur les bénéfices (note 12)		
Exigibles	**476**	454
Futurs	**8 413**	5 708
	8 889	6 162
Bénéfice net tiré des activités poursuivies	**15 677**	17 197
Activités abandonnées		
Perte nette liée aux activités abandonnées (note 5)	**–**	(5 913)
Bénéfice net	**15 677**	11 284
Bénéfices non répartis (déficit) au début (note 3)	**(2 714)**	(15 598)
Application rétroactive de modifications de conventions comptables (note 3)	**–**	1 600
Bénéfices non répartis (déficit) au début, montant retraité	**(2 714)**	(13 998)
Bénéfices non répartis (déficit) à la fin	**12 963**	(2 714)
Bénéfice net par action tiré des activités poursuivies (note 11)		
De base	**0,26**	0,29
Dilué	**0,25**	0,28
Bénéfice net par action (note 11)		
De base	**0,26**	0,19
Dilué	**0,25**	0,19

1) Montant retraité (notes 3 et 4)

Se reporter aux notes complémentaires.

États consolidés des flux de trésorerie

(en milliers de dollars)	Exercices terminés les 31 décembre	
	2004	**2003[1]**
Flux de trésorerie liés aux activités suivantes :		
Activités d'exploitation		
Bénéfice net	**15 677**	11 284
Éléments sans effet sur la trésorerie		
Déplétion et amortissement	**27 111**	19 256
Désactualisation (note 8)	**533**	444
Impôts futurs	**8 413**	5 708
Rémunération à base d'actions	**921**	364
Perte nette liée aux activités abandonnées	**–**	5 913
Flux de trésorerie provenant des activités d'exploitation	**52 655**	42 969
Charges relatives aux obligations liées à la mise hors service d'immobilisations (note 8)	**(107)**	(98)
Variation du fonds de roulement hors trésorerie (note 13)	**165**	198
	52 713	43 069
Activités de financement		
Émission d'actions ordinaires, déduction faite des frais d'émission (note 9)	**1 375**	2 026
Dette – utilisation (remboursement) de la facilité d'emprunt	**21 000**	(4 775)
Augmentation (diminution) de la dette bancaire	**2 426**	–
Remboursements (avances) au titre des activités abandonnées	**–**	831
	24 801	(1 918)
Activités d'investissement		
Charges liées aux ventes de pétrole et de gaz naturel	**(79 945)**	(62 733)
Variation du fonds de roulement hors trésorerie (note 13)	**1 138**	(1 695)
Cession d'Equatorial Indonesia (note 5)	**–**	23 181
	(78 807)	(41 247)
Augmentation (diminution) nette de la trésorerie	**(1 293)**	(96)
Trésorerie au début	**1 443**	1 539
Trésorerie à la fin	**150**	1 443

1) Montant retraité (note 3).

Se reporter aux notes complémentaires.

RESOLUTE ENERGY INC.

Notes complémentaires

Pour l'exercice terminé le 31 décembre 2004 (les chiffres des tableaux sont en milliers de dollars, sauf indication contraire).

1. Description des activités

Resolute Investments Inc. a été constituée en société le 6 juin 2001 et a commencé ses activités le 1er octobre 2001. La Société exerce ses activités dans le domaine de l'exploration et de la mise en valeur de réserves pétrolières et gazières et de la production de pétrole et de gaz.

Le 14 juin 2002, Resolute Investments Inc. a acquis Equatorial Energy Inc. (« Equatorial »). L'opération a été comptabilisée comme une prise de contrôle inversée en vertu de laquelle Resolute Investments Inc. est devenue une filiale en propriété exclusive d'Equatorial.

Le 14 novembre 2002, Equatorial a changé sa dénomination sociale pour Resolute Energy Inc. (« Resolute » ou la « Société »).

Le 23 juillet 2003, la Société a conclu la vente de sa filiale en Indonésie. Les états financiers consolidés pour l'exercice terminé le 31 décembre 2003 comprenaient les filiales en propriété exclusive Equatorial Energy (International) Inc. et Equatorial Energy Trading Corp., lesquelles ont été fusionnées le 30 décembre 2003 et dissoutes le 11 novembre 2004. Pour l'exercice terminé le 31 décembre 2003, la situation financière et les résultats d'exploitation des filiales en Indonésie ont été reclassés à titre d'activités abandonnées. Pour l'exercice terminé le 31 décembre 2004, les états financiers consolidés comprennent les comptes de la Société et de sa filiale en propriété exclusive restante, Resolute Investments Inc.

2. Principales conventions comptables

Les états financiers consolidés ont été dressés selon les principes comptables généralement reconnus du Canada et sont présentés en dollars canadiens. La préparation des états financiers exige de la direction qu'elle fasse des estimations et formule des hypothèses qui ont une incidence sur les montants des actifs et des passifs présentés, sur la présentation des actifs et des passifs éventuels à la date des états financiers consolidés et sur les montants des produits et des charges présentés pour la période visée. Les résultats réels pourraient différer de ces estimations.

a) *Coentreprises*

Une partie des activités d'exploration, de mise en valeur et de production de la Société sont réalisées conjointement avec d'autres entités. Les présents états financiers reflètent la quote-part de la Société dans ces activités.

b) *Trésorerie*

La trésorerie comprend les espèces et les placements à court terme comportant une échéance de 90 jours ou moins à l'émission.

c) *Participations dans des biens pétroliers et gaziers*

Coûts capitalisés

La Société utilise la méthode de la capitalisation du coût entier pour comptabiliser ses participations dans des biens pétroliers et gaziers, en vertu de laquelle tous les coûts liés à l'exploration et à la mise en valeur de réserves pétrolifères ou gazéifères sont capitalisés à un seul centre de coûts au Canada. Ces coûts comprennent les frais liés à l'acquisition de terrains, les frais de levés géologiques et géophysiques, les frais de forage de puits productifs ou non productifs, le matériel relatif aux puits et les frais généraux directement liés aux activités d'acquisition, d'exploration et de mise en valeur. Les gains ou les pertes à la vente de propriétés pétrolières et gazières sont constatés seulement si l'application du produit en réduction des coûts accumulés entraînait une modification du taux de déplétion de 20 % ou plus.

Déplétion et amortissement

Les coûts relatifs aux réserves prouvées sont amortis à l'aide de la méthode de l'amortissement proportionnel à l'utilisation basée sur les réserves estimatives prouvées de la Société avant les redevances telles qu'elles sont déterminées par des ingénieurs pétroliers indépendants. Les réserves prouvées de gaz naturel sont converties en volumes équivalents de pétrole brut en fonction d'un ratio du contenu énergétique de six mille pieds cubes de gaz naturel pour un baril de pétrole brut. Le matériel de bureau est amorti sur une durée de vie linéaire de cinq ans.

Perte de valeur

Les biens pétroliers et gaziers sont évalués au moins une fois l'an pour déterminer si les coûts sont recouvrables. Les coûts sont jugés recouvrables si le total des flux de trésorerie non actualisés qui résulteront vraisemblablement de la production des réserves prouvées et du moindre du coût et de la valeur marchande des biens non prouvés dépasse la valeur comptable des actifs. Si la valeur comptable n'est pas jugée recouvrable, une perte de valeur est constatée, celle-ci correspondant à l'excédent de la valeur comptable des actifs sur le total des flux de trésorerie actualisés qui devraient découler de la production des réserves prouvées et probables et du moindre du coût et de la valeur marchande des biens non prouvés. Les flux de trésorerie sont estimés en fonction des prix et coûts futurs des produits et sont actualisés à l'aide d'un taux sans risque.

Obligations liées à la mise hors service d'immobilisations

La juste valeur d'un passif au titre d'une obligation liée à la mise hors service d'une immobilisation est comptabilisée dans la période au cours de laquelle elle naît lorsqu'il est possible d'en faire une estimation raisonnable et un montant correspondant est inscrit à titre d'augmentation de la valeur comptable de l'actif connexe. L'immobilisation est amortie à l'aide de la méthode de l'amortissement proportionnel à l'utilisation sur la durée de vie des ressources. Toute augmentation de la juste valeur des obligations liées à la mise hors service d'immobilisations attribuable à l'écoulement du temps est inscrite comme une charge de désactualisation. Les dépenses réelles sont imputées aux obligations.

d) *Constatation des produits*

Les produits sont constatés lorsque les titres de propriété sont cédés à l'acheteur.

e) *Conversion de devises*

Les opérations de la Société libellées en devises sont constatées en dollars canadiens aux taux de change en vigueur à la date où elles ont eu lieu. Les actifs et passifs monétaires libellés en devises sont ajustés en fonction des taux de change en vigueur à la date du bilan consolidé. Les actifs et les passifs non monétaires libellés en devises sont convertis au taux de change en vigueur à la date où les actifs sont acquis ou les passifs pris en charge. Les gains ou pertes de change qui résultent de la conversion d'actifs et de passifs monétaires sont inclus dans les résultats pour la période.

f) *Régimes de rémunération à base d'actions*

Le Société dispose d'un régime d'options sur actions qui permet d'attribuer aux employés, aux administrateurs non-salariés et aux conseillers des options visant l'achat d'actions ordinaires de la Société à un prix fixe qui ne peut être inférieur à la juste valeur marchande des actions le jour précédant l'attribution des options. La Société a également émis des bons de souscription liés au rendement à des administrateurs dans le cadre d'un placement privé décrit à la note 9. La juste valeur des options et des bons de souscription est estimée au moyen du modèle d'évaluation des options Black et Scholes qui, à la date d'attribution, tient compte du prix d'exercice, de la durée de vie prévue, du cours en vigueur, de la volatilité prévue, de dividendes prévus et de taux d'intérêt sans risque. La charge de rémunération relative aux options sur actions tient compte des options attribuées depuis le 1er janvier 2003 inclusivement. La charge relative aux options émises en 2002 est présentée à titre d'information pro forma à la note 10.

La contrepartie versée à l'exercice des options sur actions ou des bons de souscription liés au rendement, de même que les montants correspondants constatés précédemment dans les surplus d'apport, sont comptabilisés comme une augmentation du capital-actions.

Dans l'éventualité où des options ou des bons de souscription dont les droits sont acquis viennent à échéance sans être exercés, les charges de rémunération constatées précédemment relativement à ces options ou bons de souscription ne sont pas contrepassées.

g) *Impôts sur les bénéfices*

La Société utilise la méthode du passif fiscal pour la comptabilisation des impôts sur les bénéfices. Selon cette méthode, les actifs et les passifs d'impôts sont constatés pour tenir compte des incidences fiscales estimatives attribuables aux écarts entre les montants présentés dans les états financiers des sociétés et leur valeur fiscale respective, en appliquant des taux d'imposition pratiquement en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et les passifs d'impôts futurs est constatée dans les résultats aux cours de la période durant laquelle la modification a lieu.

h) *Bénéfice par action*

Les données par action sont calculées à l'aide du nombre moyen pondéré d'actions ordinaires en circulation au cours de l'exercice. Le bénéfice dilué par action est calculé selon la méthode du rachat d'actions qui suppose que le produit reçu par la Société à l'exercice des options sur actions « dans le cours », plus les charges de rémunération à base d'action non amorties, serait affecté au rachat d'actions ordinaires au cours moyen en vigueur.

i) *Instruments financiers dérivés*

La Société a recours à des instruments financiers dérivés en vue de réduire le risque lié à la fluctuation des cours du pétrole et du gaz naturel. La Société ne conclut pas d'opérations sur instruments financiers dérivés à des fins de négociation ou de spéculation.

La Société prépare une documentation en bonne et due forme concernant toutes les relations entre les instruments de couverture et les éléments couverts, ainsi que son objectif de gestion des risques et sa stratégie sur laquelle reposent ses diverses opérations de couverture. Ce processus consiste notamment à rattacher tous les dérivés à des actifs ou des passifs du bilan ou à engagements fermes ou à des opérations prévues particulières. La Société détermine aussi de façon méthodique, tant lors de la mise en place de la couverture que par la suite, si les instruments de couverture permettent de compenser de façon très efficace les variations des flux de trésorerie des éléments couverts.

La Société comptabilise les contrats liés aux prix des marchandises comme des opérations de couverture et ne les constate pas dans le bilan. Les gains et les pertes réalisés sur ces contrats sont constatés dans les produits bruts de pétrole et de gaz naturel et les flux de trésorerie de la période au cours de laquelle les produits liés aux opérations de couverture sont constatés.

3. Modifications des conventions comptables

a) *Obligations liées à la mise hors service d'immobilisations*

Avec prise d'effet le 1er janvier 2004, la Société a adopté les recommandations du chapitre 3110 du *Manuel de l'ICCA*, intitulé « Obligations liées à la mise hors service d'immobilisations ». Selon la nouvelle norme, la juste valeur d'un passif au titre d'obligations liées à la mise hors service d'immobilisations est comptabilisée dans la période au cours de laquelle il est possible d'en faire une estimation raisonnable et un montant correspondant est inscrit à titre d'augmentation de la valeur comptable de l'actif connexe. L'immobilisation est amortie à l'aide de la méthode de l'amortissement proportionnel à l'utilisation sur la durée de vie des réserves. Toute augmentation de la juste valeur des obligations liées à la mise hors service d'immobilisations attribuable à l'écoulement du temps est inscrite comme une charge de désactualisation. Les dépenses réelles sont imputées aux obligations. Auparavant, la Société calculait la dotation à la provision pour remise en état et abandon des lieux selon la méthode de l'amortissement proportionnel à l'utilisation en fonction du passif futur estimé.

La Société a adopté rétroactivement les modifications apportées à cette convention comptable avec retraitement des données des exercices précédents, présentées ci-dessous à des fins comparatives :

Bilan consolidé au 31 décembre 2003

	Montant déclaré	Variation	Montant retraité
Actifs			
Participations dans des biens pétroliers et gaziers	156 622	5 091	161 713
Passifs et capitaux propres			
Remise en état et abandon des lieux	4 015	(4 015)	–
Obligations liées à la mise hors service d'immobilisations	–	7 057	7 057
Impôts futurs	16 279	674	16 953
Déficit	(4 089)	1 375	(2 714)

États consolidés des résultats et du déficit pour l'exercice terminé le 31 décembre 2003

	Montant déclaré	Variation	Montant retraité
Déplétion et amortissement	19 418	(162)	19 256
Désactualisation	–	444	444
Impôts futurs	5 765	(57)	5 708
Bénéfice net	11 509	(225)	11 284

En raison de la modification de cette convention comptable, le bénéfice net dilué par action tiré des activités poursuivies a diminué de 0,01 $ pour l'exercice terminé le 31 décembre 2003.

b) *Participations dans des biens pétroliers et gaziers*

Avec prise d'effet le 1er janvier 2004, la Société a adopté les recommandations de la note d'orientation concernant la comptabilité n° 16 (la « NOC-16 »), intitulée « Pétrole et gaz naturel – capitalisation du coût entier », qui remplace la NOC-5, intitulée « Capitalisation du coût entier dans le secteur du pétrole et du gaz naturel ». La NOC-16 modifie l'évaluation d'une perte de valeur et est conforme aux recommandations du chapitre 3063 du *Manuel de l'ICCA*, intitulé « Dépréciation d'actifs à long terme ». Conformément à la NOC-16, une perte de valeur est constatée si la valeur comptable des participations dans des biens pétroliers et gaziers excède le total des flux de trésorerie non actualisés qui résulteront vraisemblablement des réserves prouvées de la Société.

Si la valeur comptable n'est pas recouvrable en totalité, le montant de la perte de valeur est évalué en comparant la valeur comptable des participations dans des biens pétroliers et gaziers à un montant égal à la valeur actualisée nette estimative des flux de trésorerie futurs des réserves prouvées et probables. Ce calcul intègre les risques et les incertitudes liés aux flux de trésorerie futurs prévus qui sont actualisés en utilisant un taux sans risque. Toute valeur comptable excédant la valeur actualisée nette des flux de trésorerie futurs serait comptabilisée à titre de baisse de valeur permanente.

Antérieurement, le test de dépréciation était effectué sur les produits nets futurs non actualisés en utilisant les réserves prouvées et tenait compte des frais généraux et administratifs futurs, des frais de possession et des impôts. L'adoption de la NOC-16 n'a eu aucune incidence sur les résultats financiers de la Société.

c) *Relations de couverture*

En 2004, la Société a adopté les recommandations de la note d'orientation concernant la comptabilité n° 13 (la « NOC-13 »), intitulée « Relations de couverture », qui précise les normes ayant trait à la documentation ainsi que les tests portant sur l'efficacité des couvertures. L'adoption des recommandations de la NOC-13 n'a pas eu d'incidence sur les résultats financiers de la Société.

4. Reclassement comptable

Depuis le 1er janvier 2004, conformément à l'adoption des recommandations du chapitre 1100 du *Manuel de l'ICCA*, intitulé « Principes comptables généralement reconnus », les frais de transport sont présentés dans les charges dans l'état des résultats et des bénéfices non répartis (du déficit). Ces montants, qui étaient auparavant inscrits à titre d'écriture de compensation visant les produits, ont été reclassés afin de respecter la présentation adoptée en 2004.

Certaines données des exercices précédents ont été reclassées afin de rendre leur présentation conforme à celle adoptée pour l'exercice 2004.

5. Activités abandonnées

Le 23 juillet 2003, la Société a procédé à la vente des actions de sa filiale indonésienne, Equatorial Energy (Indonesia) Inc. La vente a dégagé un produit net de 23,2 M$, déduction faite des coûts de transaction, et a été comptabilisée ainsi :

Produit brut de la vente (18 M$ US)	24 835
Coûts de transaction	(1 654)
Produit net	23 181
Valeur comptable nette des activités abandonnées	29 732
Perte à la vente des activités abandonnées	(6 551)

La perte découlant des activités abandonnées comptabilisée dans l'état consolidé des résultats et des bénéfices non répartis (du déficit) pour l'exercice terminé le 31 décembre 2003 est présentée dans le tableau suivant :

Produits	19 498
Bénéfice avant impôts sur les bénéfices	2 451
Impôts sur les bénéfices	1 813
	638
Perte à la vente des activités indonésiennes	(6 551)
Perte découlant des activités abandonnées	(5 913)

6. Participations dans des biens pétroliers et gaziers

Le 31 décembre 2004	Coût	Déplétion et amortissement cumulés	Valeur comptable nette
Participations dans des biens pétroliers et gaziers	305 935	(87 632)	218 303
Autres actifs	1 680	(676)	1 004
	307 615	(88 308)	219 307
Le 31 décembre 2003			
Participations dans des biens pétroliers et gaziers (note 2)	221 757	(60 801)	160 956
Autres actifs	1 293	(396)	897
	223 050	(61 197)	161 853

Au 31 décembre 2004, des biens canadiens non prouvés dont les coûts capitalisés s'élevaient à 18 211 000 $ (17 683 000 $ au 31 décembre 2003) et d'autres participations dans des biens pétroliers et gaziers totalisant 2 007 000 $ (140 000 $ au 31 décembre 2003), constituées de matériel de forage à des fins d'exploration et de mise en valeur futures ne faisaient pas l'objet d'une déplétion.

La Société a comptabilisé des frais généraux de 3 132 000 $ (2 049 000 $ en 2003) liés aux activités d'exploration et de mise en valeur des biens pétroliers et gaziers pour l'exercice terminé le 31 décembre 2004.

Resolute a utilisé la méthode de plafonnement du coût entier pour déterminer la recouvrabilité de la valeur comptable des participations dans des biens pétroliers et gaziers au 31 décembre 2004. Le tableau suivant résume les cours de référence utilisés dans le calcul du plafonnement du coût entier. En se fondant sur ces hypothèses, la Société n'a constaté aucune perte de valeur au 31 décembre 2004.

Année	Prix brut de référence WTI ($ US/baril)	Taux de change	Prix brut de référence à Edmonton ($ CA/baril)	Prix du gaz AECO ($ CA/MMBtu)
2005	42,00	0,84	50,25	6,60
2006	40,00	0,84	47,75	6,35
2007	38,00	0,84	45,50	6,15
2008	36,00	0,83	43,25	6,00
2009	34,00	0,83	40,75	6,00
2010–2012	33,00	0,84	39,50	6,00
Progression par la suite de	2,0 % par année		2,0 % par année	2,0 % par année

7. Dette à long terme

Le 14 juin 2004, la Société a augmenté sa facilité d'emprunt consortiale renouvelable de 50 000 000 $ à 70 000 000 $, puis à 80 000 000 $ le 23 décembre 2004. Les emprunts sont consentis sous forme de prêts de première qualité dont les intérêts sont au taux préférentiel ou à celui des acceptations bancaires et des avances LIBOR fondées sur les taux du marché monétaire majorés d'une commission d'attente de 1,10 %. La facilité est garantie par une débenture à charge flottante de premier rang et une cession générale des créances comptables et elle est assujettie à une évaluation annuelle par les prêteurs. Si la facilité n'est pas renouvelée, le montant total dû est remboursable 366 jours après la date de conversion. Au 31 décembre 2004, la Société avait effectué un tirage de 37 000 000 $ (16 000 000 $ en 2003) sur cette facilité.

Les intérêts débiteurs pour l'exercice terminé le 31 décembre 2004 étaient ventilés ainsi :

	Exercices terminés les 31 décembre	
(en milliers de dollars)	**2004**	**2003**
Dette à long terme	**835**	739
Dette à court terme	**349**	129
Total des intérêts débiteurs	**1 184**	868

8. Obligations liées à la mise hors service d'immobilisations

Les obligations de Resolute liées à la mise hors service d'immobilisations tiennent compte de sa participation nette dans ses puits et ses installations, de l'estimation de la direction portant sur les frais liés à la remise en état et à l'abandon des puits et des installations de même que d'une estimation des périodes futures où ces frais seront vraisemblablement engagés.

La Société a estimé que la valeur actualisée totale de ses obligations liées à la mise hors service d'immobilisations est de 12 100 000 $ au 31 décembre 2004 en fonction d'un passif futur total de 32 235 000 $. Les paiements au titre des obligations liées à la mise hors service d'immobilisations sont effectués pendant la durée de vie utile des immobilisations sous-jacentes, estimée entre zéro et 45 ans. Il est prévu que la plus grande partie des coûts seront engagés d'ici la fin de 2020. Le passif estimatif a été actualisé selon un taux sans risque, ajusté en fonction de la qualité du crédit, de 7,0 % à 7,5 % et des taux d'inflation de 1,5 % à 2,0 %.

	Exercices terminés les 31 décembre	
	2004	**2003**
Obligations liées à la mise hors service d'immobilisations au début	**7 057**	6 129
Passifs engagés durant l'exercice	**725**	582
Obligations révisées	**3 892**	–
Dépenses engagées durant l'exercice	**(107)**	(98)
Désactualisation	**533**	444
Obligations liées à la mise hors service d'immobilisations à la fin	**12 100**	7 057

9. Capital-actions

a) Autorisées

Un nombre illimité d'actions ordinaires.
Un nombre illimité d'actions privilégiées.

b) *Émises*

Actions ordinaires	**Nombre**	**Contrepartie (en milliers de dollars)**
Solde au 31 décembre 2002	59 154 700	115 404
Émission contre espèces :		
Placement privé	425 000	1 012
Exercice d'options sur actions et de bons de souscription d'actions	517 637	1 068
Frais d'émission d'actions (déduction faite de l'incidence fiscale future)		(54)
Solde au 31 décembre 2003	60 097 337	117 430
Émission contre espèces :		
Exercice d'options sur actions et de bons de souscription d'actions	672 735	1 458
Frais d'émission d'actions (déduction faite de l'incidence fiscale future)		(32)
Solde au 31 décembre 2004	**60 770 072**	**118 856**
Bons de souscription d'actions		
Solde aux 31 décembre 2003 et 2002	3 714 901	2 805
Exercice de bons de souscription	(66 772)	(51)
Solde au 31 décembre 2004	**3 648 129**	**2 754**
Actions ordinaires et bons de souscription d'actions		
Solde au 31 décembre 2003		120 235
Solde au 31 décembre 2004		**121 610**

Les bons de souscription d'actions comportent un prix d'exercice de 2,08 $ par action ordinaire et viennent à échéance le 14 décembre 2005. Les bons de souscription ont été évalués au moyen du modèle d'évaluation des options Black et Scholes selon un taux d'intérêt sans risque de 4,72 %, une durée de 42 mois, une volatilité prévue de 42,17 % et un taux de dividende de 0 %.

c) *Bons de souscription liés au rendement*

Dans le cadre de la capitalisation initiale de la Société, un total de 3 310 005 bons de souscription liés au rendement a été émis le 10 décembre 2001 à certains actionnaires fondateurs. Ces bons viennent à échéance le 10 décembre 2008. En 2003, 1 223 064 bons de souscription liés au rendement ont échu à la suite de démissions et 6 465 bons ont été exercés. Le 19 juin 2003, 425 000 bons de souscription liés au rendement échéant le 19 juin 2008 ont été émis à de nouveaux administrateurs dans le cadre d'un placement privé. Le total des bons de souscription liés au rendement en circulation aux 31 décembre 2004 et 2003 est ventilé ainsi :

Nombre de bons de souscription	**Prix d'exercice ($)**
260 060	2,16
85 000	2,38
345 060	2,70
475 089	3,24
605 120	3,78
735 147	4,32
2 505 476	3,47

d) Prêt destiné à l'achat d'actions

Au 31 décembre 2004, le prêt accordé à un administrateur avait été remboursé en totalité. Au 31 décembre 2003, un montant impayé de 188 000 $ était inclus dans les débiteurs au bilan.

10. Rémunération à base d'actions

a) Régime d'options sur actions

La Société a établi un régime d'options sur actions en vertu duquel les dirigeants, les administrateurs, les employés et les fournisseurs de services peuvent se voir attribuer des options visant l'achat d'actions ordinaires à un prix fixe qui ne doit pas être inférieur à la juste valeur marchande des actions le jour précédant la date d'attribution. Les provisions relatives à l'acquisition des droits et à l'expiration de ces derniers sont déterminées à la date d'attribution. Au 31 décembre 2004, les actionnaires avaient autorisé l'attribution de 5 359 684 options sur actions ou 8,8 % d'actions ordinaires en circulation, dont 4 362 561 sont en circulation et 997 123 sont disponibles aux fins d'attributions futures.

Les tableaux suivants présentent un sommaire des renseignements concernant les options sur actions de la Société en circulation au 31 décembre 2004 :

	Nombre d'options	Prix d'exercice moyen pondéré ($)
En cours au 31 décembre 2002	3 551 878	2,16
Attribuées	2 042 750	2,50
Annulées	(765 604)	2,29
Expirées	(489 980)	2,18
Exercées	(511 172)	2,06
En cours au 31 décembre 2003	3 827 972	2,32
Attribuées	1 565 500	3,59
Annulées	(424 944)	2,76
Expirées	–	–
Exercées	(605 967)	2,08
En cours au 31 décembre 2004	**4 362 561**	**2,77**
Pouvant être exercées au 31 décembre 2004	**1 364 004**	**2,29**

Le tableau suivant présente un sommaire des renseignements concernant les options pouvant être exercées et en cours au 31 décembre 2004 :

Prix d'exercice $	Options en cours	Durée de vie contractuelle restante (en années)	Options pouvant être exercées	Durée de vie contractuelle restante (en années)
2,10 – 2,50	2 491 811	2,78	1 240 091	2,57
2,51 – 3,00	407 750	2,90	123 913	1,86
3,01 – 3,50	746 000	3,91	–	–
3,51 – 4,56	717 000	3,56	–	–
2,10 – 4,56	4 362 561	3,11	1 364 004	2,50

b) Régime de droits à la plus-value des actions

Des droits à la plus-value des actions ont été émis par Equatorial avant l'acquisition d'Equatorial. Actuellement, la Société n'a pas l'intention d'attribuer d'autres droits à la plus-value des actions.

Certains droits à la plus-value des actions ont été attribués à des employés et à des fournisseurs de services. Chaque droit autorise le participant à recevoir de la Société un montant égal à l'écart positif, le cas échéant, obtenu en soustrayant le montant attribué de la moyenne non pondérée du cours de clôture des actions ordinaires sur la Bourse de Toronto allant jusqu'à 20 jours ouvrables précédant immédiatement la date d'exercice.

Le tableau suivant présente un sommaire des renseignements concernant les droits à la plus-value des actions en cours de la Société au 31 décembre 2004 :

	Nombre de droits à la plus-value des actions	**Prix d'exercice moyen pondéré ($)**
En cours au 31 décembre 2003	191 250	1,93
Exercées	(103 750)	1,63
En cours au 31 décembre 2004	**87 500**	**2,28**

Valeur de base ($)	**Nombre de droits à la plus-value des actions en circulation**	**Durée de vie contractuelle restante (en années)**	**Droits à la plus-value des actions pouvant être exercés**
1,45	37 500	2,96	37 500
2,90	50 000	1,16	50 000
	87 500	1,93	87 500

c) Charge de rémunération à base d'actions

La juste valeur de chaque option attribuée en 2003 et en 2004 est estimée à la date d'attribution au moyen du modèle d'évaluation des options Black et Scholes selon les hypothèses moyennes pondérées et les valeurs des attributions qui en découlent, comme suit :

	Exercices terminés les 31 décembre	
	2004	**2003**
Taux d'intérêt sans risque (%)	**3,03**	3,29
Durée prévue (en années)	**3**	3
Volatilité prévue (%)	**47**	34
Taux de rendement (%)	**–**	–
Juste valeur moyenne pondérée ($)	**1,25**	0,68

La juste valeur de chaque bon de souscription lié au rendement attribué en 2003 a été estimée à la date d'attribution au moyen du modèle d'évaluation des options Black et Scholes selon un taux d'intérêt sans risque de 3,08 %, une durée de 60 mois, un facteur de volatilité prévu de 38 % et un taux de rendement de 0 %.

La Société continue de présenter les incidences des options sur actions attribuées en 2002 sur les résultats pro forma. Si la méthode de la juste valeur avait été utilisée pour les options attribuées en 2002, le bénéfice net de la Société provenant des activités poursuivies et le bénéfice net pour les exercices terminés les 31 décembre 2004 et 2003 seraient les suivants :

	Exercices terminés les 31 décembre	
	2004	**2003**
Bénéfice net provenant des activités poursuivies		
Montant déclaré	**15 677**	17 197
Montant pro forma	**15 667**	16 761
Par action de base, montant déclaré	**0,26**	0,29
Par action de base, montant pro forma	**0,26**	0,28
Par action diluée, montant déclaré	**0,25**	0,28
Par action diluée, montant pro forma	**0,25**	0,28
Bénéfice net		
Montant déclaré	**15 677**	11 284
Montant pro forma	**15 667**	10 848
Par action de base, montant déclaré	**0,26**	0,19
Par action de base, montant pro forma	**0,26**	0,18
Par action diluée, montant déclaré	**0,25**	0,19
Par action diluée, montant pro forma	**0,25**	0,18

d) Régime d'unités d'actions différées à l'intention des administrateurs non salariés

Au cours de l'exercice, la Société a établi un régime d'unités d'actions différées pour offrir aux administrateurs le choix de recevoir des unités d'actions différées au lieu de paiements en espèces pour l'ensemble ou une partie de leurs jetons de présence. Si les administrateurs choisissent de recevoir des unités d'actions différées, la Société créditera au compte de chaque administrateur un nombre d'unités d'actions différées (chacune équivalant en valeur à une action ordinaire) correspondant au montant des jetons de présence divisé par la juste valeur marchande des actions ordinaires. Lorsqu'un administrateur n'est plus membre du conseil d'administration, il reçoit un montant en espèces correspondant au nombre d'unités d'actions différées qu'il détient dans son compte multiplié par la juste valeur marchande des actions ordinaires le quatrième jour ouvrable suivant la prochaine publication des résultats financiers trimestriels de la Société qui suit immédiatement son départ du conseil d'administration. Dans l'éventualité où la Société cesserait d'être un émetteur assujetti, une autre date sera déterminée par le conseil d'administration. Au cours de l'exercice terminé le 31 décembre 2004, 38 100 unités d'actions différées avaient été émises et la Société avait enregistré un montant de 125 000 $ au titre de la rémunération des administrateurs liée au régime d'unités d'actions différées.

11. Bénéfice net par action

Les chiffres présentant le bénéfice net par action ont été calculés au moyen de la méthode du rachat d'actions. Le tableau suivant présente le rapprochement du nombre d'actions utilisé aux fins du calcul du bénéfice net par action de base et dilué :

Actions ordinaires	Exercices terminés les 31 décembre 2004	2003
Montant de base	**60 447 873**	59 503 542
Titres dilutifs		
Options sur actions	**1 127 133**	527 626
Bons de souscription	**1 687 638**	788 009
Bons de souscription liés au rendement	**396 614**	50 697
Montant dilué	**63 659 258**	60 869 874

12. Impôts sur les bénéfices

La charge d'impôts reflète un taux d'imposition effectif qui diffère du taux d'imposition prévu par la loi. Les écarts sont comptabilisés comme suit :

	2004	2003
Bénéfice provenant des activités poursuivies avant impôts sur les bénéfices	**24 566**	23 359
Impôts sur les bénéfices prévus au taux précisé par la loi canadienne de 38,87 % (40,72 % en 2003)	**9 549**	9 512
Augmentation (diminution) de la charge d'impôts découlant des éléments suivants :		
Charge à la Couronne non déductible au Canada	**4 396**	3 899
Déduction relative à des ressources au Canada	**(4 723)**	(4 511)
Impôt des grandes sociétés du Canada et impôt sur le capital provincial	**476**	454
Montants non déductibles	**394**	227
Variation des taux d'imposition	**(1 239)**	(3 124)
Autres	**36**	(295)
	8 889	6 162

Les principales composantes du passif d'impôts futurs sont les suivantes :

	2004	2003
Participations dans des biens pétroliers et gaziers	**32 133**	25 045
Obligations liées à la mise hors service d'immobilisations	**(4 068)**	(2 442)
Pertes autres qu'en capital	**–**	(2 612)
Frais relatifs à l'émission d'actions	**(137)**	(253)
Revenu de redevances canadiennes attribué	**(2 562)**	(2 785)
	25 366	16 953

Au 31 décembre 2004, les comptes fiscaux de la Société au Canada se chiffrent à environ 146 319 000 $, incluant un montant de 22 282 000 $ au titre du revenu de redevances canadiennes attribué (qui est déductible uniquement aux fins de l'impôt de l'Alberta).

13. États des flux de trésorerie

Variations du fonds de roulement hors trésorerie

	Exercices terminés les 31 décembre	
	2004	**2003**
Débiteurs	**(2 191)**	(1 743)
Créditeurs et charges à payer	**3 494**	246
Variation du fonds de roulement hors trésorerie	**1 303**	(1 497)
liée aux :		
activités d'exploitation	**165**	198
activités d'investissement	**1 138**	(1 695)
	1 303	(1 497)

Intérêts et impôts sur les bénéfices payés

	Exercices terminés les 31 décembre	
	2004	**2003**
Intérêts payés	**1 324**	868
Impôts sur les bénéfices payés	**561**	298

14. Instruments financiers

Juste valeur des instruments financiers

La valeur comptable de la trésorerie et des équivalents de trésorerie, des débiteurs, des créditeurs, de la dette bancaire et de la dette à long terme se rapproche de leur juste valeur en raison de l'échéance à court terme de ces instruments ou du taux d'intérêt indexé sur la dette bancaire.

Risque de crédit

Une tranche considérable des débiteurs de la Société représente des clients du secteur de l'énergie qui sont assujettis à un risque de crédit normal pour ce secteur. La Société évalue régulièrement la capacité financière de ses clients.

Contrats sur risque de marchandises

La Société est partie à certains instruments financiers dérivés, plus particulièrement des tunnels relatifs au gaz naturel, afin de gérer son exposition aux fluctuations des prix du gaz naturel. Les tunnels réduisent les fluctuations touchant les produits liés au pétrole et au gaz naturel en fixant un prix plancher et un prix plafond sur une partie de la production de gaz naturel de la Société.

Les contrats en cours au 31 décembre 2004 sont les suivants :

Contrat	Volume	Point d'établissement des prix	Plancher	Plafond	Coût/ Prime	Juste valeur	Durée
Tunnel	10 000 GJ/jour	AECO	7,85 $	9,32 $	0,15 $/GJ	1 723 000 $	1er décembre 2004 au 31 mars 2005
Tunnel	7 000 GJ/jour	AECO	6,00 $	7,68 $	0,15 $/GJ	643 000 $	1er avril 2005 au 31 octobre 2005
Tunnel	5 000 GJ/jour	AECO	6,00 $	7,35 $	0,15 $/GJ	403 000 $	1er avril 2005 au 31 octobre 2005

15. Engagements

La Société a des obligations en vertu de contrats de location-exploitation pour des locaux à bureaux qui viennent à échéance le 31 janvier 2009. Les obligations totales, qui excluent les frais d'exploitation pour les 50 prochains mois, se chiffrent à 1 458 000 $, dont une location à bail minimale annuelle de 354 421 $ en 2005.

16. Événement postérieur à la date du bilan

Le 14 mars 2005, la Société a conclu une entente selon laquelle Esprit Energy Trust fera l'acquisition de la plus grande partie des actifs de la Société. Certains actifs de Resolute seront cédés à une société distincte d'exploration et de mise en valeur de méthane de houille, qui sera nommée à une date ultérieure. Cette opération nécessitera certaines approbations qui devront être obtenues à une date postérieure à la date du présent document.

ANNEXE D

Bilans consolidés

(non vérifié)
(en milliers de dollars)

	31 mars 2005	**31 décembre 2004**
Actif		
Actif à court terme		
Trésorerie	**150**	150
Débiteurs	**15 087**	12 976
	15 237	13 126
Participations dans des biens pétroliers et gaziers (note 2)	**241 812**	219 307
	257 049	232 433
Passif		
Passif à court terme		
Créditeurs et charges à payer	**26 870**	19 683
Dette bancaire	**9 118**	2 426
	35 988	22 109
Dette à long terme	**41 000**	37 000
Impôts futurs	**27 088**	25 366
Obligations liées à la mise hors service d'immobilisations (note 3)	**12 605**	12 100
Capitaux propres		
Capital-actions (notes 4 et 5)	**121 840**	121 610
Surplus d'apport	**1 520**	1 285
Bénéfices non répartis	**17 008**	12 963
	140 368	135 858
	257 049	232 433

Se reporter aux notes complémentaires.

États consolidés des résultats et des bénéfices non répartis (du déficit)

(non vérifié) (en milliers de dollars, sauf les données par action)	Trimestres terminés les 31 mars 2005	 2004
Produits		
Pétrole et gaz naturel, montant brut	**27 684**	21 151
Redevances	**(5 646)**	(3 803)
	22 038	17 348
Charges		
Frais d'exploitation	**4 709**	3 757
Frais de transport et de vente	**531**	480
Frais d'administration	**1 259**	1 067
Intérêts sur la dette à long terme	**426**	200
Déplétion et amortissement	**8 210**	5 605
Désactualisation (note 3)	**224**	120
Rémunération à base d'actions (note 5)	**235**	237
Autres charges (produits)	**(10)**	14
	15 584	11 480
Bénéfices avant impôts sur les bénéfices	**6 454**	5 868
Impôts sur les bénéfices		
Exigibles	**687**	80
Futurs	**1 722**	1 796
	2 409	1 876
Bénéfice net	**4 045**	3 992
Bénéfices non répartis (déficit) au début	**12 963**	(2 714)
Bénéfices non répartis à la fin	**17 008**	1 278
Bénéfice net par action (note 6)		
De base	0,07	0,07
Dilué	0,06	0,06

Se reporter aux notes complémentaires.

États consolidés des flux de trésorerie

(non vérifié) (en milliers de dollars)	Trimestres terminés les 31 mars 2005	 2004
Flux de trésorerie liés aux activités suivantes :		
Activités d'exploitation		
Bénéfice net	**4 045**	3 992
Éléments sans effet sur la trésorerie		
Déplétion et amortissement	**8 210**	5 605
Désactualisation (note 3)	**224**	120
Impôts futurs	**1 722**	1 796
Rémunération à base d'actions	**235**	237
Flux de trésorerie provenant des activités d'exploitation	**14 436**	11 750
Charges relatives aux obligations liées à la mise hors service d'immobilisations	**(316)**	8
Variation du fonds de roulement hors trésorerie (note 7)	**(1 210)**	(1 319)
	12 910	10 439
Activités de financement		
Émission d'actions ordinaires, déduction faite des frais d'émission (note 4)	**230**	298
Dette – utilisation (remboursement) de la facilité d'emprunt	**4 000**	5 000
Augmentation (diminution) de l'emprunt bancaire	**6 693**	-
	10 923	5 298
Activités d'investissement		
Charges liées aux ventes de pétrole et de gaz naturel	**(30 118)**	(30 073)
Variation du fonds de roulement hors trésorerie (note 7)	**6 285**	14 816
	(23 833)	(15 257)
Augmentation (diminution) nette de la trésorerie	**-**	480
Trésorerie au début	**150**	1 443
Trésorerie à la fin	**150**	1 923

Se reporter aux notes complémentaires.

RESOLUTE ENERGY INC.

Notes complémentaires
(non vérifié)

Pour le trimestre terminé le 31 mars 2005 (les chiffres des tableaux sont en milliers de dollars, sauf les données liées aux actions).

1. Principales conventions comptables et mode de présentation

Les états financiers consolidés intermédiaires ont été préparés selon les mêmes conventions comptables que celles qui ont été utilisées lors de la préparation des états financiers consolidés annuels de la Société pour l'exercice terminé le 31 décembre 2004. Certains renseignements inclus normalement dans les notes complémentaires des états financiers consolidés annuels ont été omis ou abrégés. Ces états financiers consolidés intermédiaires de même que les notes complémentaires s'y rapportant doivent être lus parallèlement aux états financiers consolidés annuels de 2004 de la Société.

2. Participations dans des actifs pétroliers et gaziers

Le 31 mars 2005	**Coût**	**Déplétion et amortissement cumulés**	**Valeur comptable nette**
Participations dans des biens pétroliers et gaziers	336 344	(95 754)	240 590
Autres actifs	1 983	(761)	1 222
	338 327	(96 515)	241 812
Le 31 décembre 2004			
Participations dans des biens pétroliers et gaziers (note 2)	305 935	(87 632)	218 303
Autres actifs	1 680	(676)	1 004
	307 615	(88 308)	219 307

Au 31 mars 2005, des biens canadiens non prouvés dont les coûts capitalisés s'élevaient à 16 911 000 $ (18 211 000 $ au 31 décembre 2004) ne faisaient pas l'objet d'une déplétion.

La Société a comptabilisé des frais généraux de 950 000 $ et de 517 000 $ liés aux activités d'exploration et de mise en valeur des biens pétroliers et gaziers pour les trimestres terminés les 31 mars 2005 et 2004, respectivement.

Resolute a utilisé la méthode de plafonnement du coût entier pour déterminer la valeur recouvrable des participations dans des biens pétroliers et gaziers au 31 mars 2005. Les cours futurs du pétrole et du gaz sont fondés sur les cours de référence le 1er avril 2005 sur le marché à terme. Ces cours ont été ajustés afin de tenir compte des paramètres propres à Resolute en ce qui a trait au cours des marchandises.

Le tableau suivant présente les cours de référence utilisés dans le calcul du plafonnement du coût entier. En se fondant sur ces hypothèses, la Société n'a constaté aucune perte de valeur au 31 mars 2005.

Année	Prix brut de référence WTI ($ US/baril)	Taux de change	Prix brut de référence à Edmonton ($ CA/baril)[1]	Prix du gaz AECO ($ CA/MMBtu)[1]
2005	54,00	0,82	65,00	7,70
2006	50,00	0,82	60,00	7,20
2007	47,50	0,82	57,25	6,95
2008	45,00	0,82	54,25	6,75
2009	42,00	0,82	50,50	6,50
2010	40,00	0,82	48,00	6,50
Par la suite, augmentation de	2,0 % par année		2,0 % par année	2,0 % par année

1) Prix ajustés pour tenir compte des frais de transport.

3. Obligations liées à la mise hors service d'immobilisations

Les obligations de Resolute liées à la mise hors service d'immobilisations tiennent compte de sa participation nette dans ses puits et ses installations, de l'estimation de la direction portant sur les frais liés à la remise en état et à l'abandon des puits et des installations de même que d'une estimation des périodes futures où ces frais seront vraisemblablement engagés.

La Société a estimé que la valeur actualisée totale de ses obligations liées à la mise hors service d'immobilisations est de 12 605 000 $ au 31 mars 2005 en fonction d'un passif futur total de 34 983 000 $. Les paiements au titre des obligations liées à la mise hors service d'immobilisations sont effectués pendant la durée de vie utile des immobilisations sous-jacentes, estimée entre zéro et 45 ans. Il est prévu que la plus grande partie des coûts seront engagés d'ici la fin de 2020. Le passif estimatif a été actualisé selon un taux sans risque, ajusté en fonction de la qualité du crédit, de 7,0 % à 7,5 % et des taux d'inflation de 1,5 % à 2,0 %.

	Trimestres terminés les 31 mars		Exercice terminé le 31 décembre
	2005	**2004**	**2004**
Obligations liées à la mise hors service d'immobilisations au début	**12 100**	7 057	7 057
Passifs engagés durant la période	**597**	217	725
Obligations révisées	**-**	-	3 892
Passifs réglés durant la période	**(316)**	8	(107)
Désactualisation	**224**	120	533
Obligations liées à la mise hors service d'immobilisations à la fin	**12 605**	7 402	12 100

4. Capital-actions

a) Autorisées

Un nombre illimité d'actions ordinaires.
Un nombre illimité d'actions privilégiées.

b) *Émises*

	Nombre (en milliers)	Contrepartie (en milliers de dollars)
Actions ordinaires		
Solde au 31 décembre 2004	60 770 072	118 856
Émission contre espèces :		
Exercice d'options sur actions et de bons de souscription d'actions	108 017	294
Frais d'émission d'actions (déduction faite de l'incidence fiscale future)		-
Solde au 31 mars 2005	**60 878 089**	**119 150**
Bons de souscription d'actions		
Solde au 31 décembre 2004	3 648 129	2 754
Exercice de bons de souscription	(85 351)	(64)
Solde au 31 mars 2005	**3 562 778**	**2 690**
Actions ordinaires et bons de souscription d'actions		
Solde au 31 décembre 2004		121 610
Solde au 31 mars 2005		**121 840**

5. Rémunération à base d'actions

a) *Régime d'options sur actions*

Les tableaux suivants présentent un sommaire des renseignements concernant les options sur actions de la Société en cours au 31 mars 2005 :

	Nombre d'options	Prix d'exercice moyen pondéré ($)
En cours au 31 décembre 2004	4 362 561	2,77
Attribuées	18 500	4,48
Annulées/expirées	(22 666)	2,30
Exercées	(30 683)	2,22
En cours au 31 mars 2005	4 327 712	2,78
Pouvant être exercées au 31 mars 2005	1 818 960	2,36

Prix d'exercice $	Options en cours	Durée de vie contractuelle restante (en années)	Options pouvant être exercées	Durée de vie contractuelle restante (en années)
2,10 – 2,50	2 442 628	2,53	1 635 714	2,44
2,51 – 3,00	405 417	2,66	121 580	1,61
3,01 – 3,50	791 667	3,67	61 666	1,87
3,51 – 4,56	688 000	3,29	-	-
2,10 – 4,56	4 327 712	2,87	1 818 960	2,36

b) *Régime de droits à la plus-value des actions*

Le tableau suivant présente un sommaire des renseignements concernant les droits à la plus-value des actions en circulation de la Société au 31 mars 2005 :

	Nombre de droits à la plus-value des actions	**Prix d'exercice moyen pondéré ($)**
En circulation au 31 décembre 2004	87 500	2,28
Exercées	(87 500)	2,28
En circulation au 31 mars 2005	-	-

c) *Charge de rémunération à base d'actions*

La juste valeur de chaque option et de chaque bon de souscription lié au rendement attribués depuis le 1er janvier 2003 est estimée à la date d'attribution au moyen du modèle d'évaluation des options Black et Scholes selon les hypothèses moyennes pondérées et les valeurs des attributions qui en découlent présentées ci-après :

	Trimestres terminés les 31 mars	
	2005	**2004**
Taux d'intérêt sans risque (%)	**3,24**	2,73
Durée prévue (en années)	**3**	3
Volatilité prévue (%)	**47**	50
Taux de rendement (%)	**-**	-
Juste valeur moyenne pondérée ($)	**1,563**	1,243

La Société continue de présenter les incidences des options sur actions attribuées en 2002 sur les résultats pro forma. Si la méthode de la juste valeur avait été utilisée pour les options attribuées en 2002, le bénéfice net de la Société provenant des activités poursuivies et le bénéfice net ou la perte nette pour les périodes terminées les 31 mars 2005 et 2004 seraient comme suit :

	Trimestres terminés les 31 mars	
	2005	**2004**
Bénéfice net		
Montant déclaré	**4 044**	3 992
Montant pro forma	**3 966**	3 987
Par action de base, montant déclaré	**0,07**	0,07
Par action de base, montant pro forma	**0,07**	0,07
Par action diluée, montant déclaré	**0,06**	0,06
Par action diluée, montant pro forma	**0,06**	0,06

d) *Régime d'unités d'actions différées à l'intention des administrateurs non salariés de la Société*

Au cours du trimestre terminé le 31 mars 2005, aucune unité d'actions différées n'a été émise et la Société a enregistré un montant de 46 000 $ au titre de la rémunération des administrateurs liée au régime d'unités d'actions différées.

6. Bénéfice net par action

Les chiffres présentant le bénéfice net par action ont été calculés au moyen de la méthode du rachat d'actions. Le tableau suivant présente le rapprochement du nombre d'actions utilisé aux fins du calcul du bénéfice net par action de base et dilué :

	Trimestres terminés les 31 mars	
Actions ordinaires	**2005**	**2004**
Moyenne pondérée de base	**60 793 921**	60 173 621
Titres dilutifs		
Options sur actions	**2 018 121**	1 269 987
Bons de souscription	**2 269 906**	1 520 980
Bons de souscription liés au rendement	**997 994**	207 273
Moyenne pondérée diluée	**66 079 942**	63 171 861

7. États des flux de trésorerie

Variations du fonds de roulement hors trésorerie

	Trimestres terminés les 31 mars	
	2005	**2004**
Débiteurs	**(2 110)**	(525)
Créditeurs et charges à payer	**7 185**	14 022
Variation du fonds de roulement hors trésorerie	**5 075**	13 497
liée aux :		
activités d'exploitation	**(1 210)**	(1 319)
activités d'investissement	**6 285**	14 816
	5 075	13 497

	Trimestres terminés les 31 mars	
	2005	**2004**
Intérêts et impôts sur les bénéfices payés		
Intérêts payés	**416**	200
Impôts sur les bénéfices payés	**115**	80

8. Instruments financiers

Les contrats suivants étaient en cours au 31 mars 2005 :

Contrat	Volume	Point d'établissement des prix	Plancher	Plafond	Coût/ Prime	Juste valeur	Durée
Tunnel	7 000 GJ/jour	AECO	6,00 $	7,68 $	0,15 $/GJ	538 000 $	1er avril 2005 au 31 octobre 2005
Tunnel	5 000 GJ/jour	AECO	6,00 $	7,35 $	0,15 $/GJ	335 000 $	1er avril 2005 au 31 octobre 2006

9. Événement postérieur à la date du bilan

Le 29 avril 2005, l'entente entre Resolute et Esprit Energy Trust (« Esprit ») divulguée antérieurement a été conclue avec succès et, par conséquent, Esprit a acquis la plus grande partie des actifs de Resolute, et les actifs restants, y compris les actifs de méthane de houille et les terrains d'exploration de Resolute ont été cédés à Cordero Energy Inc.

82-34890

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

July 18, 2005

To: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

Dear Sirs/Mesdames:

Re: Final Short Form Prospectus of Esprit Energy Trust dated July 18, 2005

We refer to the final short form prospectus of Esprit Energy Trust (the "Trust") dated July 18, 2005 (the "Prospectus") relating to the distribution of $100,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures of the Trust to subscribers resident in all of the Provinces of Canada.

We hereby consent to the use of our firm name on the cover page of the Prospectus and under the headings "Interest of Experts" and "Certain Canadian Federal Income Tax Considerations" and to the reference to our opinions under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment", all as contained in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to under "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" or that are within our knowledge as a result of the services we performed in connection with the preparation of such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and should not be relied upon by any other person for any other purpose.

Yours truly,

(signed) "Bennett Jones LLP"

82 - 34890

BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Reference: 15385/1654

July 18, 2005

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Division, Department of Justice - Government of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs:

Re: Final Short Form Prospectus of Esprit Energy Trust

We refer to the final short form prospectus dated July 18, 2005 (the "**Prospectus**") of Esprit Energy Trust (the "**Trust**") relating to the offering of $100,000,000 aggregate principal amount of 6.50% Convertible Extendible Unsecured Subordinated Debentures of the Trust.

We hereby consent to the references to our firm name on the cover page and under the headings "Interest of Experts" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus and to the use of our opinions on the cover page and under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30659075.1

Exemption Number
82-34890


ajm
Petroleum
Consultants

LETTER OF CONSENT

TO: The Securities Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Re: Esprit Energy Trust
Short Form Prospectus
Dated July 18, 2005 (the "Prospectus")

We refer to our report dated May 11, 2005 evaluating the crude oil, natural gas and natural gas liquid reserves of Monroe Energy Inc. as at June 1, 2005 (the "Report").

We hereby consent to the use of our name and to the use of our Report and the information incorporated by reference in the Prospectus of Esprit.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report or that is within our knowledge as a result of the services performed by us in connection with our Report.

Yours very truly,

AJM Petroleum Consultants

Douglas S. Ashton, P. Eng.
Vice President

Dated: July 18, 2005
Calgary, Alberta
CANADA



1400, 734 - 7 Avenue S.W. Calgary, AB Canada T2P 3P8 / phone (403) 232-6600 / fax (403) 265-0862 / www.ajma.net

Exemption Number
82-34890

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

TO: The Securities Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Re: Esprit Energy Trust
Short Form Prospectus
Dated July 18, 2005 (the "Prospectus")

We refer to our report dated July 6, 2005 evaluating the crude oil, natural gas and natural gas liquid reserves of Resolute Energy Inc. as at December 31, 2004 (the "Report").

We hereby consent to the use of our name and to the use of our Report and the information incorporated by reference in the Prospectus of Esprit.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report or that is within our knowledge as a result of the services performed by us in connection with our Report.

Yours very truly,

GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.

ORIGINALLY SIGNED BY

Wayne W. Chow, P. Eng.
Vice-President

Dated: July 18, 2005
Calgary, Alberta
CANADA

82-34890



LETTER OF CONSENT

TO: The Securities Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Re: Esprit Energy Trust
Short Form Prospectus
Dated July 18, 2005 (the "Prospectus")

We refer to our report dated May 10, 2005 evaluating the crude oil, natural gas and natural gas liquid reserves of Markedon Energy Ltd. as at June 1, 2005 (the "Report").

We hereby consent to the use of our name and to the use of our Report and the information incorporated by reference in the Prospectus of Esprit.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report or that is within our knowledge as a result of the services performed by us in connection with our Report.

Yours very truly,

AJM Petroleum Consultants

Douglas S. Ashton, P. Eng.
Vice President

Dated: July 18, 2005
Calgary, Alberta
CANADA



1400, 734 - 7 Avenue S.W. Calgary, AB Canada T2P 3P8 / phone (403) 232-6600 / fax (403) 265-0862 / www.ajma.net

Exemption Number
82-34890

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

TO: The Securities Regulatory Authorities in each of the Provinces of Canada

Dear Sirs:

Re: Esprit Energy Trust
Short Form Prospectus
Dated July 18, 2005 (the "Prospectus")

We refer to our report dated March 15, 2005 evaluating the crude oil, natural gas and natural gas liquid reserves of Esprit Energy Trust as at December 31, 2004 (the "Report").

We hereby consent to the use of our name and to the use of our Report and the information incorporated by reference in the Prospectus of Esprit.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Report or that is within our knowledge as a result of the services performed by us in connection with our Report.

Yours very truly,

GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.

ORIGINALLY SIGNED BY

Terry L. Aarsby, P. Eng.
Manager, Engineering

Dated: July 18, 2005
Calgary, Alberta
CANADA

Exemption Number
82-34890

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Harinder Basra
Direct Line: 403.298.4494
e-mail: basrah@bennettjones.ca

July 18, 2005

VIA SEDAR

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 3C4

Attention: Lara Gaede, Securities Analyst

Dear Ms. Gaede:

Re: Esprit Energy Trust
Final Short Form Prospectus
SEDAR Project No. 805224

On behalf of Esprit Energy Trust (the "Trust"), we attach to this filing the following documents with respect to the final short form prospectus of the Trust dated July 18, 2005 (the "Final Prospectus") relating to an offering by the Trust of convertible extendible unsecured subordinated debentures (the "Debentures"):

1. copy of the Final Prospectus executed in electronic form (in both the English and French languages);
2. blackline copy of the Final Prospectus indicating changes to the Trust's preliminary prospectus dated July 11, 2005 (in both the English and French languages);
3. consent letter of KPMG LLP ("KMPG");
4. consent letter of Deloitte & Touche LLP ("Deloitte");
5. consent letter of Gilbert Laustsen Jung Associates Ltd. ("GLJ") in respect of the reserve report of Resolute Energy Inc. ("Resolute");
6. consent letter of GLJ in respect of the reserve report of the Trust;
7. consent letter of AJM Petroleum Consultants ("AJM") in respect of the reserve report of Markedon Energy Ltd.

8. consent letter of AJM in respect of the reserve report of Monroe Energy Inc.;
9. consent letter of Bennett Jones LLP;
10. consent letter of Blake, Cassels & Graydon LLP;
11. comfort letter of Deloitte relating to the unaudited interim comparative consolidated financial statements of Resolute Energy Inc. for the three months ended March 31, 2005;
12. comfort letter of KPMG relating to the unaudited financial statements of the Trust for the three months ended March 31, 2005;
13. copy of an undertaking of the Trust to provide the British Columbia Securities Commission with an account of total proceeds and additional filing fees, if applicable;
14. copy of an undertaking of the Trust to file the Indenture upon closing of the Offering; and
15. payment of the applicable filing fee by electronic funds transfer.

The Final Prospectus and related materials are being filed concurrently herewith in each of the provinces of Canada pursuant to the *Mutual Reliance Review System* (the "MRRS") established by National Policy No. 43-201 of the Canadian Securities Administrators.

We hereby confirm, on behalf of the Trust, that, to the best of our knowledge:

1. all materials required to be filed in connection with the Final Prospectus, including all required translations, have been filed or will today be filed with all non-principal regulators of the Trust under the MRRS, none of which have, to our knowledge, opted out of the MRRS for purposes of these materials;
2. the Trust has filed or delivered all documents required to be filed or delivered under the securities laws of each of the provinces of Canada and is not subject to a cease trade order issued by any securities regulatory authority in any such province.
3. at least one of the underwriters that have signed the certificate of the underwriters contained in the Final Prospectus is registered in each province in which the Debentures will be offered to purchasers; and
4. all necessary relief from applicable securities legislation or securities directions has been applied for and granted by the Alberta Securities Commission and the non-principal regulators.

In confirming the matters addressed by item 2 above, we have relied upon a certificate of Esprit Exploration Ltd., the administrator of the Trust. In confirming the matter addressed by item 3 above, we have relied upon a certificate of CIBC World Markets Inc. and Scotia Capital Inc.

Please transmit a copy of the receipt to the attention of the undersigned in accordance with the MRRS and the appropriate SEDAR procedures once it is available.

Should you have any questions with respect to this matter, please do not hesitate to contact the undersigned at (403) 298-4494.

Yours truly,

BENNETT JONES LLP

(signed) "Harinder Basra"

Harinder Basra

HBP/llm

c: The Securities Commission or similar Regulatory Authority in each of the Province of Canada, other than Alberta

82-34890

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. Accordingly, this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States. See "Plan of Distribution".

SHORT FORM PROSPECTUS

New Issue July 18, 2005



ESPRIT
ENERGY TRUST

$100,000,000
6.50% Convertible Extendible Unsecured Subordinated Debentures

This short form prospectus qualifies for distribution $100,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures (the "Debentures") of Esprit Energy Trust (the "Trust") at a price of $1,000 per Debenture. The Debentures bear interest at an annual rate of 6.50% payable semi-annually on June 30 and December 31 in each year commencing December 31, 2005. The Debentures have an initial maturity date of August 31, 2005 (the "Initial Maturity Date").

If the closing of the acquisition by Esprit Exploration Ltd. (the "Corporation"), the administrator of the Trust, of all of the shares of Markedon Energy Ltd. (the "Markedon Acquisition"), described in more detail under the heading "Recent Developments – The Acquisitions" takes place prior to the Termination Time (as defined below), the maturity date will be automatically extended from the Initial Maturity Date to December 31, 2010 (the "Final Maturity Date"). If the closing of the Markedon Acquisition does not take place by 5:00 p.m. (Calgary time) on August 31, 2005, if the Markedon Purchase Agreement (as defined herein) or any amendment thereto is terminated at any earlier time or if the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Markedon Acquisition (in any case, the "Termination Time"), the Debentures will mature on the Initial Maturity Date. See "Details of the Debentures".

DEBENTURE CONVERSION PRIVILEGE

Each Debenture will be convertible into trust units of the Trust ("Trust Units") at the option of the holder of a Debenture at any time prior to the close of business on the earlier of the maturity date, being the Initial Maturity Date or the Final Maturity Date, as applicable, and the Business Day (as defined herein) immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.85 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon to the date of conversion. Notwithstanding the foregoing, no Debentures may be converted during the five Business Days preceding June 30 and December 31, in each year, commencing December 31, 2005, as the registers of the Debenture Trustee (as defined herein) will be closed during such periods.

The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "EEE.UN". The TSX has conditionally approved the listing of the Debentures distributed under this short form prospectus and the Trust Units issuable on the conversion, redemption and maturity of the Debentures. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before October 7, 2005. On July 6, 2005, the last trading day prior to the public announcement of the offering of the Debentures (the "Offering"), the

closing price of the Trust Units on the TSX was $12.28 per Trust Unit. The terms of the Offering were determined by negotiation between the Corporation, on behalf of the Trust, and CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Peters & Co. Limited and First Associates Investments Inc. (collectively, the "Underwriters").

	Price to Public ($)	Underwriters' Fee ($)	Net Proceeds to the Trust[1] ($)
Per Debenture	1,000	40	960
Total Debentures	100,000,000	4,000,000	96,000,000

Note:
(1) Before deducting expenses of the Offering, estimated to be $500,000, which will be paid from the general funds of the Trust.

CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc. and RBC Dominion Securities Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks which are lenders to the Corporation. Consequently, the Trust may be considered to be a "connected issuer" of these Underwriters within the meaning of applicable Canadian securities legislation. See "Relationship Between the Trust and Certain Underwriters".

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on conversion, redemption or maturity of the Debentures will, on the date of closing of this Offering, be qualified investments under the Tax Act (as defined herein) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than a deferred profit sharing plan for the benefit of employees of the Trust) and registered education savings plans. The limit on holding foreign property for Exempt Plans (as defined herein), registered pension plans and other taxpayers formerly subject to tax under Part XI of the Tax Act has been repealed for months that end after 2004. See "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment".

The after-tax return from an investment in Trust Units to Unitholders (as defined herein) subject to Canadian income tax can be made up of both a return on and a return of capital. This will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. Returns on capital are generally taxed as ordinary income in the hands of Unitholders. Returns of capital are generally non-taxable to a Canadian resident Unitholder (but reduce such Unitholder's adjusted cost base in the Trust Unit for tax purposes).

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about July 28, 2005 or such other date as may be agreed by the Trust and the Underwriters but in any event, not later than August 29, 2005. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to the Canadian Depository for Securities Limited ("CDS") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Debentures or Trust Units at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

A return on an investment in the Trust is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on

many performance assumptions. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** The actual amount distributed will depend on numerous factors, including commodity prices, the financial performance of the subsidiaries of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline as a result of many factors, including if the Trust's cash distributions decline in the future and that decline may be material.

It is important for an investor to consider the particular risk factors that may affect the stability of the distributions paid by the Trust. See, for example, "Dependence on the Corporation", "Reserve Estimates", "Depletion of Reserves", "Volatility of Oil and Natural Gas Prices", "Operational Matters", "Acquisition Risks", "Competition", "Debt Obligations", "Delay in Cash Distributions", "Possible Failure to Realize Anticipated Benefits of Either or Both of the Acquisitions", "Possible Failure to Complete Either or Both of the Acquisitions", "Operational and Reserves Risks Relating to the Markedon Assets and the Monroe Assets" and "Reliance on Short-Term Debt" under the heading "Risk Factors" herein and the heading "Risk Factors" on pages 42 to 48 of the AIF (as defined herein), incorporated by reference herein. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should materialize. The Trust has not obtained a stability rating from an independent rating agency regarding the relative stability and sustainability of the Trust's cash distribution stream. The Trust may consider obtaining a stability rating from an independent rating agency in the future.

Neither the Debentures nor the Trust Units are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) or insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Corporation believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- the performance characteristics of the Corporation's oil and natural gas properties;
- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- future market prices and costs and the related sensitivity of distributions;
- supply of and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions and exploration and development programs;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- failure to realize the anticipated benefits of acquisitions, including the Acquisitions; and
- the other factors discussed under "Risk Factors", including risk factors incorporated by reference into this short form prospectus.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust nor the Corporation undertake any obligation to publicly update or revise any forward-looking statements, except as required under applicable securities legislation.

NON-GAAP MEASURES

In this short form prospectus and in the documents incorporated by reference into this short form prospectus, the Trust uses the terms "cash flow", "cash flow per unit", "net debt", "long-term debt to cash flow ratio", "distributable income" and "netbacks" as indicators of financial performance and to facilitate comparative analysis. These measures are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Therefore, these measures, as defined by the Trust, may not be comparable to similar measures presented by other issuers. Investors are cautioned that "cash flow" and "cash flow per unit" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust considers "cash flow" a key measure as it demonstrates the Trust's ability to generate the cash flow necessary to pay distributions, repay debt and to fund future capital investment. The Trust considers "net debt" a useful measure of the Trust's total financial leverage. The Trust considers "long-term debt to cash flow ratio" a useful measure by which to compare the Trust's financial leverage to that of its peers. The Trust considers "netbacks" a useful measure to compare the Trust's operations with those of its peers. Cash flow cannot be assured and future distributions may vary.

SELECTED ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the meanings indicated:

"**API**" means degrees American Petroleum Institute, a measure of hydrocarbon density.

"**Bbl**" means one barrel.

"**Bbls/d**" means barrels per day.

"**Bcf**" means one billion cubic feet.

"**BOE**" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six Mcf to one barrel. BOEs may be misleading, particularly if used in isolation. The BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"**BOE/d**" means one barrel of oil equivalent per day.

"**MBOE**" means one thousand barrels of oil equivalent.

"**MMBOE**" means one million barrels of oil equivalent.

"**MBbls**" means one thousand barrels.

"**Mcf**" means one thousand cubic feet.

"**Mcf/d**" means one thousand cubic feet per day.

"**MMcf**" means one million cubic feet.

"**MMBbls**" means one million barrels.

"**MMcf/d**" means one million cubic feet per day.

"**NGL**" means natural gas liquids.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, unless otherwise indicated.

DEFINITIONS

In this short form prospectus, the terms set forth below have the following meanings:

"Acquisitions" means the Markedon Acquisition and the Monroe Acquisition;

"Administration Agreement" means the Amended and Restated Administration Agreement dated June 30, 2005 between the Trust and the Corporation;

"AIF" means the revised renewal annual information form of the Trust dated March 31, 2005, for the year ended December 31, 2004;

"AJM" means AJM Petroleum Consultants, independent geological and petroleum engineering consultants of Calgary, Alberta;

"AJM Markedon Report" means the independent engineering evaluation of the oil, NGL and natural gas reserves of Markedon prepared by AJM, dated May 10, 2005 and effective June 1, 2005;

"AJM Monroe Report" means the independent engineering evaluation of the oil, NGL and natural gas reserves of Monroe prepared by AJM, dated May 11, 2005 and effective June 1, 2005;

"ARC" means credit or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act*, which are commonly known as "Alberta Royalty Credits";

"Board of Directors" means the board of directors of the Corporation;

"Board of Trustees" means the board of trustees of the Trust;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"CDS" means The Canadian Depository of Securities Limited;

"Class A Trust Units" mean the class A trust units in the capital of the Trust in existence immediately prior to the Reclassification described under "Recent Developments – Reclassification of Trust Units";

"Class B Trust Units" mean the class B trust units in the capital of the Trust in existence immediately prior to the Reclassification described under "Recent Developments – Reclassification of Trust Units";

"Common Shares" means the common shares in the capital of the Corporation;

"Constant prices and costs" means prices and costs used in an estimate that are:

(a) the issuer's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a);

"CRA" means the Canada Revenue Agency;

"Debenture Trustee" means Computershare Trust Company of Canada, or its successor entity under the Indenture;

"Debentureholders" means the holders of Debentures from time to time;

"Debentures" means the 6.50% convertible extendible unsecured subordinated debentures of the Trust offered pursuant to this short form prospectus;

"Developed Producing Reserves" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"Developed Reserves" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the Reserves on production;

"Esprit Arrangement" means the arrangement, effective October 1, 2004, under the provisions of section 192 of the CBCA, among the Trust, the Corporation, Esprit Acquisition Corp., Esprit Exchangeco Ltd. and others;

"EUB" means the Alberta Energy and Utilities Board;

"Exchangeable Shares" means the exchangeable shares in the capital of the Corporation;

"Exempt Plans" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans;

"Final Maturity Date" means December 31, 2010, the date on which the Debentures will mature if the Markedon Acquisition is completed at or prior to the Termination Time;

"Forecast prices and costs" means future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a);

"GAAP" means Canadian generally accepted accounting principles;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"GLJ Esprit Report" means the independent engineering evaluation of the Corporation's oil, NGL and natural gas reserves prepared by GLJ, dated March 15, 2005 and effective December 31, 2004;

"GLJ Resolute Report" means the independent engineering evaluation of the oil, NGL and natural gas reserves in respect of the Resolute Assets, prepared by GLJ, dated July 6, 2005 and effective December 31, 2004;

"Gross" means:

(a) in relation to an issuer's interest in production or Reserves, its "issuer gross Reserves", which are the issuer's working interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of such issuer;

(b) in relation to wells, the total number of wells in which the issuer has an interest; and

(c) in relation to properties, the total area of properties in which the issuer has an interest;

"Indenture" means the trust indenture to be dated as of the date of the closing of the Offering between the Trust, the Corporation and the Debenture Trustee, governing the terms of the Debentures;

"Initial Maturity Date" means August 31, 2005;

"Markedon" means Markedon Energy Ltd.;

"Markedon Acquisition" means the acquisition by the Corporation of all of the issued and outstanding shares of Markedon;

"Markedon Assets" means the oil and natural gas properties of Markedon;

"Markedon Purchase Agreement" means the share purchase agreement dated July 7, 2005 among the Corporation, Markedon and each of the shareholders of Markedon, pursuant to which such shareholders have agreed to sell, and the Corporation has agreed to purchase, all of the issued and outstanding shares of Markedon;

"Monroe" means Monroe Energy Inc.;

"Monroe Acquisition" means the acquisition by the Corporation of all of the issued and outstanding shares of Monroe;

"Monroe Assets" means the oil and natural gas properties of Monroe;

"Monroe Purchase Agreement" means the share purchase agreement dated July 7, 2005 among the Corporation, Monroe and each of the shareholders of Monroe, pursuant to which such shareholders have agreed to sell, and the Corporation has agreed to purchase, all of the issued and outstanding shares of Monroe;

"Net" means:

(a) in relation to an issuer's interest in production or Reserves, its "issuer gross Reserves", which are the issuer's working interest (operating and non-operating) share after deduction of royalty obligations, plus the issuer's royalty interest in production or Reserves;

(b) in relation to wells, the number of wells obtained by aggregating the issuer's working interest in each of its Gross wells; and

(c) in relation to the issuer's interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer;

"Note" or **"Notes"** means the unsecured, subordinate promissory notes issued by the Corporation to the Trust;

"Note Indenture" means the note indenture entered into between the Corporation and Computershare Trust Company of Canada governing the issuance of the Notes;

"NPI" means the net profits interest granted under the NPI Agreement;

"NPI Agreement" means the net profits interest agreement dated October 1, 2004 between the Corporation and the Trust;

"Offering" means the offering, pursuant to this short-form prospectus, of $100,000,000 aggregate principal amount of Debentures;

"Post-Arrangement Entitlements" means the rights granted under the Esprit Arrangement which, prior to the Reclassification, entitled the holder to receive from the Trust a Class A Trust Unit or a Class B Trust Unit, as applicable, upon delivering to the transfer agent of the Trust a duly completed and validly executed residency declaration and which subsequent to the Reclassification entitle the holder to receive from the Trust a Trust Unit upon contacting the transfer agent of the Trust;

"Probable Reserves" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or lesser than the sum of the estimated Proved plus Probable Reserves. There is believed to be at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves;

"Proved Reserves" are those Reserves that can be estimated with a high degree of certainty to be recoverable. There is believed to be at least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves;

"Redemption Price" means the price at which the Debentures may be redeemed, being $1,050 per Debenture after December 31, 2008 and on or before December 31, 2009 and $1,025 per Debenture after December 31, 2009 and prior to the Final Maturity Date;

"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions which are generally accepted as being reasonable;

"Resolute" means Resolute Energy Inc.;

"Resolute Acquisition" means the arrangement effective April 29, 2005 under the provisions of section 193 of the *Business Corporations Act* (Alberta) among the Trust, the Corporation, Resolute and others, pursuant to which the Trust indirectly acquired the majority of Resolute's oil and natural gas assets;

"Resolute Assets" means the oil and natural gas properties of Resolute acquired indirectly by the Trust pursuant to the Resolute Acquisition;

"Senior Indebtedness" means the principal and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of the Indenture or thereafter created, incurred, assumed or guaranteed), and including, for greater certainty, claims of trade and other creditors, other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinated in any right of payment to, the Debentures;

"Special Voting Units" means the special voting units of the Trust issuable under the Trust Indenture;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Termination Time" means the first to occur of: (i) 5:00 p.m. (Calgary time) on August 31, 2005, if the Markedon Acquisition has not become effective by that time; (ii) the time and date, if any, upon which the Markedon Purchase Agreement or any amendment thereto is terminated; and (iii) the time and date, if any, upon which the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Markedon Acquisition;

"Trust" means Esprit Energy Trust, a trust formed pursuant to the laws of Alberta;

"Trust Indenture" means the trust indenture dated as of August 16, 2004, as amended and restated September 30, 2004 and June 30, 2005, pursuant to which the Trust was created, as amended from time to time;

"Trust Units" means units of the Trust;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Peters & Co. Limited and First Associates Investments Inc.;

"Underwriting Agreement" means the underwriting agreement dated July 11, 2005 among the Trust, the Corporation and the Underwriters in respect of the Offering;

"Undeveloped Reserves" are those Reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (eg. Proved or Probable) to which they are assigned;

"United States" or **"U.S."** means the United States of America;

"Unitholder" means a holder of Trust Units; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Corporate Secretary of the Corporation at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, Telephone: (403) 213-3700, Fax: (403) 213-3710. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance and Corporate Secretary of the Corporation at the above mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of the Trust are filed with the various securities commissions or similar authorities in the provinces of Canada, and are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the AIF;

(b) the management information circular of the Trust dated March 31, 2005 relating to the annual meeting of unitholders of the Trust held on May 12, 2005, excluding those sections entitled "Report on Executive Compensation", "Performance Graph" and "Appendix A – Statement of Corporate Governance Practices";

(c) the audited consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and deficit and cash flows for the years then ended, together with the notes thereto and the report of the auditors thereon;

(d) the management's discussion and analysis of the Trust as at and for the year ended December 31, 2004;

(e) the unaudited consolidated balance sheet of the Trust as at March 31, 2005 and the consolidated statements of net earnings and deficit and cash flow for the three months then ended, together with the notes thereto;

(f) the management's discussion and analysis of the Trust as at and for the three months ended March 31, 2005;

(g) the material change report of the Trust dated March 14, 2005 relating to the Resolute Acquisition;

(h) the material change report of the Trust dated June 30, 2005 relating to the Reclassification;

(i) the business acquisition report of the Trust dated July 11, 2005 relating to the Resolute Acquisition;

(j) the material change report of the Trust dated July 11, 2005 relating to the Markedon Acquisition and the Monroe Acquisition;

(k) the audited consolidated balance sheets of Resolute as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flow for the years then ended, together with the notes thereto and the report of the auditors thereon, as contained in the business acquisition report of the Trust dated July 11, 2005;

(l) the unaudited consolidated balance sheet of Resolute as at March 31, 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flow for the three months ended March 31, 2005 and 2004, together with the notes thereto, as contained in the business acquisition report of the Trust dated July 11, 2005; and

(m) the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of earnings of the Trust for the year ended December 31, 2004 and the three months ended March 31, 2005, giving effect to the Resolute Acquisition, as contained in the business acquisition report of the Trust dated July 11, 2005.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 *Short Form Prospectus Distributions* of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SUMMARY

The following is a summary of certain information contained in this short form prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this short form prospectus.

The Trust

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of the Trust is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was formed on August 16, 2004 and commenced operations on October 1, 2004 as a result of the completion of the Esprit Arrangement.

The Acquisitions

Markedon Acquisition

On July 7, 2005, the Corporation entered into the Markedon Purchase Agreement pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Markedon for an aggregate purchase price of approximately $72,500,000, subject to adjustment on closing. The purchase price will be indirectly funded by the Trust, using the proceeds of the Offering. See "Use of Proceeds".

The Markedon Assets consist of oil, natural gas and NGL assets located primarily in Alberta. The assets are currently producing approximately 1,320 BOE/d, comprised of 2,157 Mcf/d of natural gas and 960 Bbls/d of NGL and oil. The Corporation will operate 90% of the acquired production and will have varying working interests in the properties that average 86%. As a result of the Markedon Acquisition, the Corporation will also acquire 17,362 net acres of undeveloped land. In addition to adding to the inventory of internal development opportunities, the Corporation believes that the assets offer diversity to the asset base of the Corporation, thus reducing operating risk.

The Corporation has reviewed the estimates provided in the AJM Markedon Report and has developed its own internal estimates of the Reserves attributable to the Markedon Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Markedon Acquisition.

According to the AJM Markedon Report, the Markedon Acquisition will add, before deducting royalty interests, approximately 2.931 MMBOE of Proved Reserves and 4.527 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 4.534 Bcf of natural gas and 1.158 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.914 MMBOE of total Proved Reserves compared to the 2.931 MMBOE attributed to the same category of reserves in the AJM Markedon Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 6.8 Bcf of natural gas and 2.51 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 3.640 MMBOE of Proved plus Probable Reserves compared to the 4.527 MMBOE attributed to the same category of reserves in the AJM Markedon Report.

Based on current production, the Markedon Assets have a reserve life index of approximately 9.4 years (Proved plus Probable basis) and 6.1 years (total Proved basis). See "Schedule A - Information Concerning the Markedon Assets" and "Effect of the Acquisitions on the Trust".

The closing of the Markedon Acquisition is expected to occur on August 8, 2005 or such later date as agreed to by the parties. The Corporation is currently completing environmental and title due diligence on the Markedon Assets. The closing is subject to the customary conditions of transactions of this nature.

Monroe Acquisition

On July 7, 2005, the Corporation entered into the Monroe Purchase Agreement pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Monroe for an aggregate purchase price of approximately $28,750,000, subject to adjustment on closing. The purchase price will be indirectly funded by the Trust, using the proceeds of the Offering. See "Use of Proceeds".

The Monroe Assets consist of oil, natural gas and NGL assets located in Alberta. The assets are currently producing approximately 525 BOE/d, comprised of 757 Mcf/d of natural gas and 399 Bbls/d of NGL and oil. The Corporation will operate all of the acquired production. As a result of the Monroe Acquisition, the Corporation will also acquire 720 net acres of undeveloped land. In addition to adding to the inventory of internal development opportunities, the Corporation believes that the assets offer diversity to the asset base of the Corporation, thus reducing operating risk.

The Corporation has reviewed the estimates provided in the AJM Monroe Report and has developed its own internal estimates of the Reserves attributable to the Monroe Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Monroe Acquisition.

According to the AJM Monroe Report, the Monroe Acquisition will add, before deducting royalty interests, approximately 1.061 MMBOE of Proved Reserves and 1.612 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 1.672 Bcf of natural gas and 0.381 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 0.660 MMBOE of total Proved Reserves compared to the 1.061 MMBOE attributed to the same category of reserves in the AJM Monroe Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 2.665 Bcf of natural gas and 0.933 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.377 MMBOE of Proved plus Probable Reserves compared to the 1.612 MMBOE attributed to the same category of reserves in the AJM Monroe Report.

Based on current production, the Monroe Assets have a reserve life index of approximately 8.4 years (Proved plus Probable basis) and 5.5 years (total Proved basis). See "Schedule B - Information Concerning the Monroe Assets" and "Effect of the Acquisitions on the Trust".

The closing of the Monroe Acquisition is expected to occur on August 8, 2005 or such later date as agreed to by the parties. The Corporation is currently completing environmental and title due diligence on the Monroe Assets. The closing is subject to the customary conditions of transactions of this nature.

The Offering

Issue: $100,000,000 aggregate principal amount of Debentures.

Price: $1,000 per Debenture.

Use of Proceeds: The net proceeds of the Offering, estimated to be $95,500,000 after deduction of the Underwriters' fee of $4,000,000 and expenses of the offering of $500,000, will be used by the Trust to indirectly fund the Acquisitions and related transaction costs. See "Use of Proceeds".

Maturity: The Debentures will initially mature on August 31, 2005. If the closing of the Markedon Acquisition takes place at or before the Termination Time, the maturity date will be automatically extended from August 31, 2005 to December 31, 2010.

Interest:	6.50% per annum. Presuming the extension of the maturity of the Debentures to the Final Maturity Date, the interest on the Debentures will be payable semi-annually in arrears on June 30 and December 31 in each year, commencing December 31, 2005. The first interest payment on December 31, 2005 will be $27.78 per $1,000 principal amount of Debentures and will include interest accrued from the date of closing to but excluding December 31, 2005.
Conversion:	Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date, being the Initial Maturity Date or the Final Maturity Date, as applicable, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $13.85 per Trust Unit, being a conversion rate of approximately 72.20217 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon to the date of conversion.
Redemption:	The Debentures will not be redeemable on or before December 31, 2008. After December 31, 2008 and prior to maturity, the Debentures may be redeemed, in whole or in part, from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a price of $1,050 per Debenture after December 31, 2008 and on or before December 31, 2009 and at a price of $1,025 per Debenture after December 31, 2009 and prior to the Final Maturity Date (each a "Redemption Price"), in each case, plus accrued and unpaid interest thereon, if any, to the date of redemption.
Payment upon Redemption or Maturity:	On redemption or at the Final Maturity Date, the Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the applicable Redemption Price or the principal amount of the Debentures by issuing and delivering that number of Trust Units freely tradeable in Canada obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Final Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.
Change of Control:	Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date on which the change of control occurred.

Subordination:

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiary ranking at least pari passu with such other creditors. The Debentures will not limit the ability of the Trust to incur additional indebtedness, liabilities and obligations, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its properties to secure any indebtedness.

ESPRIT ENERGY TRUST

General

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of the Trust is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was formed on August 16, 2004 and commenced operations on October 1, 2004 as a result of the completion of the Esprit Arrangement.

Structure

The Trust is the holder of all of the Common Shares of the Corporation. The head office of the Corporation is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

The following diagram shows the structure of the Trust as at the date hereof:



Unitholders
Trust Units
Exchangeable Shareholders
Exchange Rights
Trust
100% Common Shares
100% Common Shares
NPI and Notes
Exchangeable Shares
Esprit Exchangeco Ltd.
Esprit Exploration Ltd.

Business of the Trust and the Corporation

The principal undertaking of the Trust is to indirectly acquire and hold, through the Corporation, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are the Notes, the Common Shares and the NPI.

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be the interest received on the principal amount of the Notes and payments under the NPI Agreement. The Trust makes monthly cash distributions to Unitholders of the interest income earned from the Notes and under the NPI Agreement, after expense, if any, and any cash redemptions of Trust Units.

The Corporation

The Corporation is a corporation amalgamated and subsisting pursuant to the provisions of the CBCA. The principal business of the Corporation is to acquire, develop, optimize, exploit and produce oil and natural gas reserves in western Canada.

RECENT DEVELOPMENTS

The Acquisitions

Markedon Acquisition

On July 7, 2005, the Corporation entered into the Markedon Purchase Agreement pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Markedon for an aggregate purchase price of approximately $72,500,000, payable in cash, subject to adjustment on closing. The purchase price will be indirectly funded by the Trust, using part of the net proceeds of the Offering. See "Use of Proceeds".

The Markedon Assets consist of oil, natural gas and NGL assets located primarily in Alberta. The assets are currently producing approximately 1,320 BOE/d, comprised of 2,157 Mcf/d of natural gas and 960 Bbls/d of NGL and oil. The Corporation will operate 90% of the acquired production and will have varying working interests in the properties that average 86%. As a result of the Markedon Acquisition, the Corporation will also acquire 17,362 net acres of undeveloped land. In addition to adding to the inventory of internal development opportunities, the Corporation believes that the assets offer diversity to the asset base of the Corporation, thus reducing operating risk.

The Corporation has reviewed the estimates provided in the AJM Markedon Report and has developed its own internal estimates of the Reserves attributable to the Markedon Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Markedon Acquisition.

According to the AJM Markedon Report, the Markedon Acquisition will add, before deducting royalty interests, approximately 2.931 MMBOE of Proved Reserves and 4.527 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 4.534 Bcf of natural gas and 1.158 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.914 MMBOE of total Proved Reserves compared to the 2.931 MMBOE attributed to the same category of reserves in the AJM Markedon Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 6.8 Bcf of natural gas and 2.51 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 3.640 MMBOE of Proved plus Probable Reserves compared to the 4.527 MMBOE attributed to the same category of reserves in the AJM Markedon Report.

Based on current production, the Markedon Assets have a reserve life index of approximately 9.4 years (Proved plus Probable basis) and 6.1 years (total Proved basis). See "Schedule A - Information Concerning the Markedon Assets" and "Effect of the Acquisitions on the Trust".

In connection with the Markedon Acquisition, the shareholders of Markedon have indemnified the Corporation in respect of certain liabilities that would be a direct result of a breach of the Markedon Purchase Agreement by Markedon or such shareholders, including any breaches of the representations, warranties and covenants made by Markedon or the shareholders, subject to certain exceptions. In addition the shareholders of Markedon have indemnified the Corporation for all claims arising out of or pertaining to operations conducted on or arising out of the Markedon Assets on or prior to closing.

In connection with the Markedon Acquisition, the Corporation has indemnified the shareholders of Markedon in respect of certain liabilities that would be a direct result of a breach of the Markedon Purchase Agreement by the Corporation, including any breaches of the representations, warranties and covenants made by the Corporation, subject to certain exceptions. In addition the Corporation has indemnified the shareholders of Markedon for all

claims arising out of or pertaining to operations conducted on or arising out of the Markedon Assets subsequent to closing.

The closing of the Markedon Acquisition is expected to occur on August 8, 2005 or such later date as agreed to by the parties. The Corporation is currently completing environmental and title due diligence on the Markedon Assets. The closing is subject to the customary conditions of transactions of this nature. The Markedon Purchase Agreement may be terminated by the Corporation in the event that certain conditions precedent customary to transactions of this nature are not satisfied by Markedon or the vendors, or waived by the Corporation, at the closing date, or upon the agreement of the parties.

Monroe Acquisition

On July 7, 2005, the Corporation entered into the Monroe Purchase Agreement pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Monroe for an aggregate purchase price of approximately $28,750,000, payable in cash, subject to adjustment on closing. The purchase price will be indirectly funded by the Trust, using part of the net proceeds of the Offering. See "Use of Proceeds".

The Monroe Assets consist of oil, natural gas and NGL assets located in Alberta. The assets are currently producing approximately 525 BOE/d, comprised of 757 Mcf/d of natural gas and 399 Bbls/d of NGL and oil. The Corporation will operate all of the acquired production. As a result of the Monroe Acquisition, the Corporation will also acquire 720 net acres of undeveloped land. In addition to adding to the inventory of internal development opportunities, the Corporation believes that the assets offer diversity to the asset base of the Corporation, thus reducing operating risk.

The Corporation has reviewed the estimates provided in the AJM Monroe Report and has developed its own internal estimates of the Reserves attributable to the Monroe Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Monroe Acquisition.

According to the AJM Monroe Report, the Monroe Acquisition will add, before deducting royalty interests, approximately 1.061 MMBOE of Proved Reserves and 1.612 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 1.672 Bcf of natural gas and 0.381 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 0.660 MMBOE of total Proved Reserves compared to the 1.061 MMBOE attributed to the same category of reserves in the AJM Monroe Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 2.665 Bcf of natural gas and 0.933 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.377 MMBOE of Proved plus Probable Reserves compared to the 1.612 MMBOE attributed to the same category of reserves in the AJM Monroe Report.

Based on current production, the Monroe Assets have a reserve life index of approximately 8.4 years (Proved plus Probable basis) and 5.5 years (total Proved basis). See "Schedule B - Information Concerning the Monroe Assets" and "Effect of the Acquisitions on the Trust".

In connection with the Monroe Acquisition, the shareholders of Monroe have indemnified the Corporation in respect of certain liabilities that would be a direct result of a breach of the Monroe Purchase Agreement by Monroe or such shareholders, including any breaches of the representations, warranties and covenants made by Monroe or the shareholders, subject to certain exceptions. In addition the shareholders of Monroe have indemnified the Corporation for all claims arising out of or pertaining to operations conducted on or arising out of the Monroe Assets on or prior to closing.

In connection with the Monroe Acquisition, the Corporation has indemnified the shareholders of Monroe in respect of certain liabilities that would be a direct result of a breach of the Monroe Purchase Agreement by the Corporation, including any breaches of the representations, warranties and covenants made by the Corporation, subject to certain exceptions. In addition the Corporation has indemnified the shareholders of Monroe for all claims arising out of or pertaining to operations conducted on or arising out of the Monroe Assets subsequent to closing.

The closing of the Monroe Acquisition is expected to occur on August 8, 2005 or such later date as agreed to by the parties. The Corporation is currently completing environmental and title due diligence on the Monroe Assets. The closing is subject to the customary conditions of transactions of this nature. The Monroe Purchase Agreement may be terminated by the Corporation in the event that certain conditions precedent customary to transactions of this nature are not satisfied by Monroe or the vendors, or waived by the Corporation, at the closing date, or upon the agreement of the parties.

Reclassification of Trust Units

Effective June 30, 2005, the Trust completed the reclassification of its then outstanding Class A Trust Units and Class B Trust Units into the Trust Units (the "Reclassification"). Pursuant to the Reclassification: (a) the residency restrictions attached to the Class B Trust Units were removed; (b) all provisions in the Trust Indenture relating to the dual trust unit class structure were removed; (c) the Class B Trust Units were renamed as the Trust Units; and (d) the outstanding Class A Trust Units were exchanged on a one-for-one basis for Trust Units. Holders of Exchangeable Shares were not impacted by the Reclassification, except that after the Reclassification such holders will receive Trust Units upon exchange of their Exchangeable Shares. Pursuant to the Reclassification, holders of Post-Arrangement Entitlements of the Trust may obtain Trust Units upon contacting the transfer agent of the Trust without satisfying the prior requirement to declare their residency. For further information concerning the Reclassification, see the material change report of the Trust dated June 30, 2005 incorporated by reference in this short form prospectus.

Resolute Acquisition

Pursuant to an arrangement agreement dated March 14, 2005, and the plan of arrangement set out therein among the Trust, the Corporation, Resolute, Cordero Energy Inc. ("Cordero"), Cordero Finance Corp. and others, on April 29, 2005, the Trust indirectly acquired the majority of Resolute's assets and the remainder of Resolute's assets were transferred to Cordero. As a result of the plan of arrangement, shareholders of Resolute received 0.338 Trust Units, 0.2857 shares of Cordero and 0.0269 Cordero transaction warrants, exercisable for 30 days at Cordero's then estimated asset value, for each Resolute share held.

For the purposes of National Instrument 44-101 *Short Form Prospectus Distributions* of the Canadian Securities Administrators, the Resolute Acquisition constitutes a "significant acquisition" for the Trust. For additional information on the Resolute Acquisition, see the business acquisition report of the Trust dated July 11, 2005, incorporated by reference in this short form prospectus, including the unaudited pro forma consolidated financial statements of the Trust contained therein, which give effect to the Resolute Acquisition. For additional information on the effect of the Resolute Acquisition on the Trust, see "Effect of the Acquisitions on the Trust".

Potential Acquisitions/Transactions

The Trust continues to evaluate potential acquisitions and transactions involving all types of petroleum and natural gas assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions and or transactions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached any agreement on the terms of any potential material acquisitions or transactions. The Trust cannot predict whether any current or future opportunities will result in one or more material acquisitions and or transactions for the Trust.

EFFECT OF THE ACQUISITIONS ON THE TRUST

The following table sets out certain operational information for the Trust, the Resolute Assets, the Markedon Assets and the Monroe Assets and certain pro forma combined operational information after giving effect to the Resolute Acquisition and the Acquisitions.

	Trust	Resolute Assets	Markedon Assets	Monroe Assets	Pro Forma Combined
Average Daily Production (before royalties, for the three months ended March 31, 2005)					
Crude Oil and NGL (Bbls/d)	1,704	1,587	722	277	4,290
Natural Gas (Mcf/d)	54,963	28,119	1,454	269	84,805
Oil equivalent (BOE/d)	10,864	6,274	964	322	18,424
Average Daily Production (before royalties, for the year ended December 31, 2004)(1)					
Crude Oil and NGL (Bbls/d)	1,817	1,757	468	110	4,152
Natural Gas (Mcf/d)	56,237	26,001	1,357	162	83,757
Oil equivalent (BOE/d)	11,190	6,091	695	137	18,113
Proved Reserves (before royalties, as at December 31, 2004)(2)(3)(4)					
Crude Oil and NGL (MBbls)	5,439	3,963	1,907	696	12,005
Natural Gas (Bcf)	196.4	70.1	7.1	2.5	276.1
Oil equivalent (MBOE)	38,174	15,652	3,093	1,118	58,037
Proved plus Probable Reserves (before royalties, as at December 31, 2004)(2)(3)(4)					
Crude Oil and NGL (MBbls)	6,920	5,234	2,930	1,010	16,094
Natural Gas (Bcf)	254.7	91.0	10.6	4.0	360.3
Oil equivalent (MBOE)	49,376	20,398	4,689	1,670	76,133

Notes:

(1) Average daily production for the Trust for the year ended December 31, 2004 is based on pro forma information for the Trust, after giving effect to the Esprit Arrangement.

(2) Information for the Markedon Assets and Monroe Assets is based on the AJM Markedon Report and AJM Monroe Report, respectively, which are prepared effective as of June 1, 2005. Reserves associated with the Markedon Assets and Monroe Assets as at December 31, 2004 were calculated based on the AJM Markedon Report and AJM Monroe Report, respectively, adding the production of the Markedon Assets and Monroe Assets, as applicable, for the months of January through May of 2005 (115 MBbls of crude oil and NGL and 0.284 Bcf of natural gas for the Markedon Assets and 45 MBbls of crude oil and NGL and 0.077 Bcf of natural gas for the Monroe Assets).

(3) Information for Resolute is based on the GLJ Resolute Report which is prepared effective as of December 31, 2004.

(4) Information for the Trust is based on the GLJ Esprit Report which is prepared effective as of December 31, 2004.

The Corporation has reviewed the estimates provided in the AJM Markedon Report and the AJM Monroe Report and has developed its own internal estimates of the reserves attributable to the Markedon Assets and the Monroe Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Acquisitions.

According to the AJM Markedon Report, the Markedon Acquisition will add, before deducting royalty interests, approximately 2.931 MMBOE of Proved Reserves and 4.527 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 4.534 Bcf of natural gas and 1.158 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.914 MMBOE of total Proved Reserves compared to the 2.931 MMBOE attributed to the same category of reserves in the AJM Markedon Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 6.8 Bcf of natural gas and 2.51 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 3.640 MMBOE of Proved plus Probable Reserves compared to the 4.527 MMBOE attributed to the same category of reserves in the AJM Markedon Report.

According to the AJM Monroe Report, the Monroe Acquisition will add, before deducting royalty interests, approximately 1.061 MMBOE of Proved Reserves and 1.612 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 1.672 Bcf of natural gas and 0.381 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 0.660 MMBOE of total Proved Reserves compared to the 1.061 MMBOE attributed to the same category of reserves in the AJM Monroe Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost

assumptions) of the Monroe Assets as of June 1, 2005 to be 2.665 Bcf of natural gas and 0.933 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.377 MMBOE of Proved plus Probable Reserves compared to the 1.612 MMBOE attributed to the same category of reserves in the AJM Monroe Report.

DESCRIPTION OF UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of the termination or winding-up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.

The Trust Indenture provides that Trust Units, including securities convertible or exchangeable into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the Board of Trustees may determine.

The Trust Indenture provides that the Trust shall not be maintained or established primarily for the benefit of non-residents of Canada. In connection therewith, in the event the Trust becomes aware that persons who are non-residents of Canada are the beneficial owners of 49% or more of the issued and outstanding Trust Units, the Trust Indenture provides the Board of Trustees with the authority to either: (i) exercise a call right and redeem Trust Units held by Unitholders who are non-residents of Canada on such basis as determined by the Board of Trustees; or (ii) send a notice to Unitholders who are non-residents of Canada, chosen on the inverse order to the order of acquisition or registration, or in such other manner as determined by the Board of Trustees, requiring such Unitholders to sell their Trust Units or a specified portion thereof.

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the terms of the Special Voting Units, the redemption right attached to the Trust Units, meetings of Unitholders and amendments to the Trust Indenture, see "Information Concerning Esprit Energy Trust" at pages 19 to 29 of the AIF, incorporated by reference herein, as updated by the Reclassification described in the material change report of the Trust dated June 30, 2005, incorporated by reference herein.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Corporation or the Trust. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada), and in some cases the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.

The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from the Trust and the ability of the Corporation to effect long term growth in the value of the Trust, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to maintain and grow production. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

INTEREST COVERAGE

The following interest coverages ratios are calculated on a consolidated basis for the twelve month periods ended December 31, 2004 and March 31, 2005 and are based on audited financial information in the case of December 31, 2004, and unaudited financial information in the case of March 31, 2005.

The earnings of the Trust before interest and income tax expense for the year ended December 31, 2004 and the twelve month period ended March 31, 2005 were $43.2 million and $42.2 million, respectively. The interest expense of the Trust for the year ended December 31, 2004 and the twelve month period ended March 31, 2005, was $9.7 million and $9.8 million, respectively, for a ratio of 4.4 and 4.3 times, respectively. These interest coverage ratios reflect historical earnings, excluding the pro forma impact of the Resolute Acquisition and the Acquisitions, but including the related interest expense on the Debentures.

After giving effect to the issuance of the Debentures and the Resolute Acquisition, the pro forma earnings of the Trust before interest and income tax expense for the year ended December 31, 2004 and the twelve-month period ended March 31, 2005 would be $44.9 million and $50.8 million, respectively. After giving effect to the issuance of the Debentures and the Resolute Acquisition, the pro forma interest expense for the year ended December 31, 2004 and the twelve-month period ended March 31, 2005 would be $10.1 million and $10.3 million, respectively, for an interest coverage ratio of 4.5 and 4.9 times, respectively.

After giving effect to the issuance of the Debentures, the Resolute Acquisition and the Acquisitions, the pro forma earnings of the Trust before interest and income tax expense for the year ended December 31, 2004 and the twelve-month period ended March 31, 2005 would be $41.1 million and $46.5 million, respectively. After giving effect to the issuance of the Debentures, the Resolute Acquisition and the Acquisitions, the pro forma interest expense for the year ended December 31, 2004 and the twelve-month period ended March 31, 2005 would be $10.5 million and $10.7 million, respectively, for an interest coverage ratio of 3.9 and 4.3 times, respectively.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2004, as at March 31, 2005, as at March 31, 2005 after giving effect to the Resolute Acquisition and as at March 31, 2005 after giving effect to the Resolute Acquisition, the Acquisitions and the Offering.

Designation	Outstanding as at December 31, 2004	Outstanding as at March 31, 2005	Outstanding as at March 31, 2005 After Giving Effect to the Resolute Acquisition	Outstanding as at March 31, 2005 After Giving Effect to the Resolute Acquisition, the Acquisitions and the Offering
Trust Units[1][2]	$297,476,000 (40,183,000 Trust Units)	$298,133,000 (40,289,000 Trust Units)	$603,189,000 (64,367,000 Trust Units)	$603,189,000 (64,367,000 Trust Units)
Special Voting Units	Nil	Nil	Nil	Nil
Debentures	Nil	Nil	Nil	100,000,000[3]
Long Term Debt[4]........	$86,875,000	$93,166,000	$95,679,000[5]	$98,329,000[6]

Notes:

(1) As at June 30, 2005, an aggregate of 447,423 performance units were outstanding under the Performance Unit Incentive Plan of the Trust. For further information concerning the Performance Unit Incentive Plan, see "Compensation of Trustees and Executive Officers – Performance Unit Incentive Plan" in the management information circular of the Trust dated March 31, 2005 relating to the annual meeting of unitholders of the Trust held on May 12, 2005, which is incorporated by reference in this short form prospectus.

(2) As at December 31, 2004 and March 31, 2005, the Corporation had outstanding 2,048,000 Exchangeable Shares and 1,946,000 Exchangeable Shares, respectively, with a capitalization of $15,731,000 and $15,517,000, respectively.

(3) Before deducting the Underwriters' fee of $4,000,000 and the estimated expenses of the Offering of $500,000. The principal of the Debentures may be redeemed at the option of the Trust after December 31, 2008 through the issuance of Trust Units. The Debentures also may be converted at the option of a Debentureholder into a fixed number of Trust Units. See "Details of the Debentures". The equity portion of the Debentures, being the estimated fair value of these features, will be classified as unitholders' equity.

(4) The Trust has entered into a revolving credit agreement with a syndicate of Canadian chartered banks which provides for an extendible revolving term credit facility in the maximum principal amount of $250,000,000 (the "Revolving Credit Facility") to be used for general purposes, including for acquisitions and distributions. The Revolving Credit Facility is secured by a $500 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The facility is fully revolving until April 30, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the Revolving Credit Facility is not extended, a balloon payment is required on May 1, 2007. As at June 30, 2005, $137,495,000 was outstanding under the Revolving Credit Facility.

(5) As part of the Resolute Acquisition, the Trust assumed bank debt from Resolute of approximately $2,513,000.

(6) As part of the Acquisitions, the Trust will assume bank debt from Markedon and Monroe of approximately $2,650,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "EEE.UN" since July 5, 2005. Prior to the Reclassification, the Trust had two classes of trust units, comprised of the Class A Trust Units and the Class B Trust Units. See "Recent Developments – Reclassification of Trust Units". On July 6, 2005, being the last day on which the Trust Units traded prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was $12.28. On July 15, 2005, being the last day on which the Trust Units traded prior to the date of this short form prospectus, the closing price of the Trust Units on the TSX was $12.90.

The following table sets forth the reported high and low sale prices and the trading volumes for the Trust Units, the Class A Trust Units and the Class B Trust Units for the periods indicated as reported by the TSX.

Trust Units

	Price Range ($)		
Period	High	Low	Trading Volume
July 2005 (5 to 15)[1]	13.10	11.96	4,525,869

Note:

(1) The Trust Units commenced trading on the TSX on July 5, 2005.

Class A Trust Units

	Price Range ($)		
Period	High	Low	Trading Volume
October 2004 (5 to 31)[1]	13.50	12.00	4,245,761
November 2004	12.82	11.80	2,918,608
December 2004	12.64	11.85	3,081,192
January 2005	12.65	11.98	1,361,506
February 2005	13.40	12.42	3,783,978
March 2005	13.51	11.90	1,080,776
April 2005	12.79	11.25	775,754
May 2005	12.01	10.95	2,278,311
June 2005	12.39	11.69	3,084,573
July 2005 (1 to 4)[2]	11.95	11.86	11,240

Notes:

(1) The Class A Trust Units commenced trading on the TSX on October 5, 2004.

(2) The Class A Trust Units ceased trading on the TSX on July 4, 2005.

Class B Trust Units

Period	Price Range ($) High	Low	Trading Volume
October 2004 (5 to 31)[1]	13.65	11.75	6,039,048
November 2004	12.89	11.75	7,283,886
December 2004	12.85	12.11	4,926,407
January 2005	12.66	12.10	3,128,926
February 2005	13.39	12.40	7,818,543
March 2005	13.50	11.95	2,778,903
April 2005	12.69	11.40	2,692,973
May 2005	12.00	10.86	5,503,375
June 2005	12.05	11.98	5,242,607
July 2005 (1 to 4)[2]	12.00	11.85	103,925

Notes:

(1) The Class B Trust Units commenced trading on the TSX on October 5, 2004.

(2) The Class B Trust Units ceased trading on the TSX on July 4, 2005.

RECORD OF CASH DISTRIBUTIONS

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of the Corporation, receive distributions in respect of prepayments of principal on the Notes made by the Corporation to the Trust before the maturity of the Notes.

Cash distributions are made on the 15th day of each month to Unitholders of record on the immediately preceding distribution record date, or if such day is not a Business Day, the next following Business Day. The following cash distributions have been made to Unitholders since the Esprit Arrangement:

Record Date	Payment Date	Per Trust Unit
October 29, 2004	November 15, 2004	$0.14
November 30, 2004	December 15, 2004	$0.14
December 31, 2004	January 17, 2005	$0.14
January 31, 2005	February 15, 2005	$0.14
February 28, 2005	March 15, 2005	$0.14
March 31, 2005	April 15, 2005	$0.14
May 2, 2005	May 16, 2005	$0.14
May 31, 2005	June 15, 2005	$0.14
June 30, 2005	July 15, 2005	$0.14

Note:

(1) The Trust announced on July 5, 2005 that a distribution of $0.14 per Trust Unit will be paid on August 15, 2005 to Unitholders of record on July 29, 2005.

Historical distribution payments of the Trust may not be reflective of future distribution payments, which will be subject to review by the Board of Trustees taking into account the commodity prices and prevailing financial circumstances of the Trust at the relevant time. The actual amount distributed, if any, is at the discretion of the Board of Trustees.

USE OF PROCEEDS

After deducting the Underwriters' fee of $4,000,000 and the expenses of the Offering, estimated to be $500,000, the Trust will receive net proceeds from the sale of the Debentures of $95,500,000. The net proceeds of the Offering will be used by the Trust to indirectly fund the Acquisitions and related transaction costs. See "Recent Developments – The Acquisitions".

DETAILS OF THE DEBENTURES

General

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Indenture.

The Debentures will be issued under the Indenture. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $100,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will be dated as of the date of closing of the Offering. The Debentures have an initial maturity date of August 31, 2005. If the closing of the Markedon Acquisition takes place prior to the Termination Time, the maturity date will be automatically extended from the Initial Maturity Date to the Final Maturity Date. If the Markedon Acquisition does not take place by the Termination Time, the Debentures will mature on the Initial Maturity Date.

The Debentures will bear interest from the date of issue at 6.50% per annum, which will be payable semiannually in arrears on June 30 and December 31 in each year, commencing December 31, 2005. The first interest payment will include interest accrued from the date of closing of the Offering to but excluding December 31, 2005.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units. See "Payment upon Redemption or Maturity" and "Redemption and Purchase" under this heading. The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to all other indebtedness, liabilities and obligations of the Trust. See "Subordination" under this heading. The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or other liabilities or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

Each Debenture will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of the maturity date, being the Initial Maturity Date or the Final Maturity Date, as applicable, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.85 per Trust Unit, being a conversion rate of approximately 72.20217 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for Trust Units issuable upon conversion of, or for interest accrued on, Debentures surrendered for conversion; however, holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion. Notwithstanding the foregoing, no Debentures may be converted during the five Business Days preceding June 30 and December 31, in each year, commencing December 31, 2005, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below) of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the

ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, arrangement, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up. No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before December 31, 2008. After December 31, 2008 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a price of $1,050 per Debenture after December 31, 2008 and on or before December 31, 2009 and at a price of $1,025 per Debenture after December 31, 2009 and prior to the Final Maturity Date, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon to the date of conversion. Except in the case of the Initial Maturity Date, the Trust may, at its option, on not more than 60 and not less than 30 days prior notice and subject to applicable regulatory approvals, elect to satisfy its obligation to pay the applicable Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Trust Units freely tradeable in Canada to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the Final Maturity Date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness including

indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture to mean, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of Indenture or thereafter created, incurred, assumed or guaranteed) and including, for greater certainty, claims of trade and other creditors, other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each debenture issued under the Indenture will rank *pari passu* with each other debenture, and with all other present and future subordinated and unsecured indebtedness of the Trust except for sinking provisions (if any) applicable to different series of debentures or similar types of obligations of the Trust.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, those holders of Senior Indebtedness, including trade creditors of the Trust, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be effectively subordinated in right of payment to the prior payment in full of all indebtedness under the credit facilities of the Trust.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon (the "Offer Price"). The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Offer to repurchase all the outstanding Debentures. If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events, among others, has occurred and is continuing with respect to the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under applicable bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all debenture holders resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the debentures present at the meeting or represented by proxy, or rendered by instruments in writing

signed by the holders of not less than 66 2/3% of the principal amount of the debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the current market price of the Trust Units on the relevant date.

Limitations on Non-Resident Ownership

The Trust shall not be established nor at any time maintained primarily for the benefit of non-residents and the Corporation shall inform the Debenture Trustee and the transfer agent and registrar of the Trust Units of this restriction. The Debenture Trustee may, upon receipt of written direction of the Corporation, require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Trust becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% or more of the Trust Units on a fully diluted basis then outstanding, are, or may be, non-residents or that such a situation is imminent, the Corporation may make a public announcement thereof and shall notify the Debenture Trustee in writing and the Debenture Trustee shall not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration in the form and content satisfactory to the Corporation that the person is not a non-resident. If, notwithstanding the foregoing, the Corporation determines that more than 49% of the Trust Units, on a fully diluted basis, are held by non-residents, the Corporation may send a notice to non-resident holders of Debentures or Trust Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Trust Units or in such other manner as the Corporation may consider equitable and practicable, requiring them to sell their Debentures or Trust Units or a portion thereof within a specified period of not more than 30 days. If the Debentureholders or Unitholders receiving such notice have not sold the specified number of Debentures or Trust Units or provided the Corporation with satisfactory evidence that they are not non-residents within such period, the Corporation may on behalf of such Debentureholder or Unitholder sell such Debentures or Trust Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Trust Units, as the case may be. Upon such sale, the affected holders shall cease to be holders of the relevant Debentures or Trust Units as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Debentures or Trust Units. The Corporation may direct the Debenture Trustee and/or the transfer agent and registrar of the Trust Units to do any of the foregoing.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the Closing Date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to

CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default, provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture. Upon the occurrence of any of the events described above, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture. Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 100,000 Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on July 28, 2005 or such other date as may be agreed by the Trust and the Underwriters, but in any event, not later than August 29, 2005. Delivery of the Debentures is conditional upon payment at closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $40 per Debenture for Debentures issued and sold by the Trust, for an aggregate fee payable by the Trust of $4,000,000, in consideration for their services in connection with the Offering. The Underwriters' fee in respect of the Debentures is payable upon closing of the Offering. The terms of the Offering were determined by negotiation between the Corporation, on behalf of the Trust and CIBC World Markets Inc., on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. **The obligations of the Trust and the Underwriters under the Underwriting Agreement to complete the purchase and sale of the Debentures will terminate automatically if the Markedon Acquisition is terminated or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Markedon Acquisition.** If an Underwriter fails to purchase the Debentures that it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all Debentures if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides

that the Trust and the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Except in certain limited circumstances, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Debentures".

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Debentures ends and all stabilization arrangements relating to the Debentures and the Trust Units are terminated, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions including (a) a bid for or purchase of Trust Units if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by an Underwriter, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of Debentures or Trust Units is for the purpose of maintaining a fair and orderly market in the Debentures or Trust Units, subject to price limitations applicable to such bids or purchases. These transactions, if commenced, may be discontinued at any time.

The Trust has agreed with the Underwriters that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible, exchangeable or exercisable into Trust Units (except for Trust Units issuable pursuant to incentive plans and on the conversion, redemption and maturity of the Debentures) for a period of 90 days subsequent to the closing date of the Offering without the prior written consent of CIBC World Markets Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Debentures distributed under this short form prospectus and the Trust Units issuable on the conversion, redemption and maturity of the Debentures. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX on or before October 7, 2005.

The Debentures offered hereby and the Trust Units issuable on the conversion, redemption and maturity of the Debentures have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and, accordingly, the Debentures may not be offered or sold within the United States or to, or for the account of, United States persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and state securities laws.

The Underwriting Agreement permits the Underwriters to offer and resell the Debentures that they have acquired pursuant to the Underwriting Agreement to qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. The Underwriting Agreement also provides that the Underwriters will offer and sell the Debentures outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Debentures within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

RELATIONSHIP BETWEEN THE TRUST AND CERTAIN UNDERWRITERS

CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc. and RBC Dominion Securities Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks (the "Banks"), which are lenders to the Trust. Consequently, the Trust may be considered to be a "connected issuer" of these Underwriters within the meaning of applicable Canadian securities legislation.

Under the Revolving Credit Facility, the Trust was indebted to the Banks for an aggregate amount of $137,495,000 as at June 30, 2005. The Trust is in compliance with all material terms of the agreement governing the Revolving

Credit Facility and the Banks have not waived any material breach by the Trust of such agreement since its execution. Neither the financial position of the Trust nor the value of the security under the Revolving Credit Facility has changed substantially since the indebtedness under the Revolving Credit Facility was incurred.

The decision to distribute the Debentures offered hereby and the determination of the terms of the Offering were made through negotiations between the Corporation, on behalf of the Trust, and the Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of the Offering, each of CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc. and RBC Dominion Securities Inc. will receive its share of the Underwriters' fee. None of the proceeds of the offering will be applied to the amounts outstanding under the Revolving Credit Facility or otherwise for the benefit of the Banks.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Bennett Jones LLP on behalf of the Trust. As at the date hereof, the partners and associates of Bennett Jones LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Certain legal matters relating to the Offering will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Reserve estimates for Esprit and Resolute contained in or incorporated by reference into this short form prospectus have been prepared by GLJ. As of the date hereof, the principals, directors, officers and associates of GLJ, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Reserve estimates for Markedon and Monroe contained in this short form prospectus have been prepared by AJM. As of the date hereof, the principals, directors, officers and associates of AJM, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Debentures pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times, holds the Debentures and the Trust Units issued on the conversion, redemption or repayment of the Debentures (collectively, the "Securities") as capital property and deals at arm's length with, and is not affiliated with, the Trust. Generally speaking, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders resident in Canada who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a "tax shelter investment", as defined in the Tax Act; (iii) a holder that is a "specified financial institution", as defined in the Tax Act; (iv) a partnership; or (v) a holder who is not resident or deemed to be resident in Canada who uses or holds or is deemed to use or hold the Securities in, or in the course of, carrying on business in Canada or who carries on or is deemed to carry on an insurance business in Canada or elsewhere. Any such holder should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsels' understanding of the current published administrative practices of the CRA. Except for specifically proposed amendments (the "Proposed Amendments") to the Tax Act that have been publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative

practices of the CRA. There can be no assurance that the Proposed Amendments will be enacted in their present form, or at all. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Securities.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Securities, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

Taxation of Holders of Debentures Resident in Canada

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract", as defined in the Tax Act, in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture up to any "anniversary day", as defined in the Tax Act, in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of any fractional Trust Unit.

The cost to the holder of the Trust Units so acquired will be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Trust Unit.

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have received proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of any fractional Trust Unit. The cost to the holder of the Trust Units so received will be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Trust Unit.

On any disposition or deemed disposition of a Debenture as described above or otherwise, the holder thereof will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base of the Debenture and any reasonable costs of the disposition. Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

One-half of any capital gain realized by the holder will be included in the holder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Debenture

may be deducted against taxable capital gains realized by the holder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. A holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3% on certain investment income, including interest and taxable capital gains.

Taxation of Holders of Debentures Not Resident in Canada

A holder of a Debenture who is not resident or deemed to be resident in Canada (a "Non-Resident Holder") will generally be subject to Canadian withholding tax at the rate of 25% on interest paid or credited pursuant to the Debenture, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence. A Non-Resident Holder who is resident in the United States and is entitled to claim the benefit of the *Canada-United States Income Tax Convention, 1980* will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. Any premium paid on a redemption or repurchase of Debentures prior to maturity will be deemed to be interest for Canadian withholding tax purposes.

A disposition or deemed disposition of a Debenture, whether on conversion, redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident Holder provided that (i) the Non-Resident Holder does not hold or use and is not deemed to hold or use the Debenture in the course of carrying on business in Canada; (ii) the Debenture is not a "designated insurance property" of the Non-Resident Holder for purposes of the Tax Act; (iii) the Trust is a mutual fund trust; and (iv) the Debenture does not otherwise constitute "taxable Canadian property" to the Non-Resident Holder within the meaning of the Tax Act. Generally, a Debenture will not otherwise constitute taxable Canadian property to a Non-Resident Holder at the time of the disposition or deemed disposition thereof unless the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act) or the Non-Resident Holder together with such persons owned 25% or more of the Trust Units at any time during the 60-month period immediately preceding the disposition.

If a Debenture is sold or transferred by a Non-Resident Holder to a purchaser that is resident in Canada at a time when interest has accrued and remains unpaid on the Debenture, the portion of the purchase or transfer price attributable to such accrued interest may be deemed to be interest, and there may be liability on the part of the purchaser to remit withholding tax on such deemed interest (and any other amounts deemed to be interest) under the Tax Act. Non-Resident Holders who transfer or sell Debentures should consult their own advisors as to whether any withholding obligation applies. The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures, including a conversion, is complex, and in some circumstances unclear. The fair market value of the Trust Units received on the conversion of a Debenture less the issue price of such Debenture may be deemed to be interest for Canadian withholding tax purposes.

Status of the Trust

The Trust qualifies as a "unit trust" as defined in the Tax Act, and this summary assumes that the Trust will qualify as a "mutual fund trust", as defined in the Tax Act, at all material times. In order to qualify as a mutual fund trust, the Trust must continuously satisfy certain requirements as to the nature of its undertaking (primarily that it must restrict its activities to the investment of funds in property), the qualification of its Trust Units for distribution to the public, the dispersal of ownership of its Trust Units and the fact that it must not be established nor maintained primarily for the benefit of non-residents of Canada.

The Trust has certain restrictions on its activities and its powers and certain restrictions limiting the number of non-resident Unitholders, such that it is reasonable to expect that these requirements will be satisfied. If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax considerations would be materially different in certain respects from those described herein.

Provided that the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for trusts governed by Exempt Plans. Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans, which would have adverse tax consequences to Exempt Plans and their annuitants or beneficiaries.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year: (i) all interest on the Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year; (ii) its income from the NPI; and (iii) all dividends received on the shares of the Corporation unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of the Debentures and on previous issuances of Trust Units on a five-year, straight-line basis (subject to proration for short taxation years). The Trust may deduct up to 10% of its cumulative Canadian oil and gas property expense ("COGPE") annually on a declining balance basis (subject to proration for short taxation years). If the Trust's cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in income. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will generally be paid or made payable by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Trust Units ("Reinvested Trust Units"). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, cash received by the Trust may be used to finance redemptions of Trust Units.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, Counsel can provide no assurance in this regard.

Taxation of Unitholders Resident in Canada

Income from Trust Units

The income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units (as described above).

Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains and taxable dividends from the Corporation as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the

Unitholder for purposes of the Tax Act. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder's liability for minimum tax.

A Unitholder that throughout the relevant taxation year is a Canadian-controlled private corporation as defined in the Tax Act, may be liable to pay an additional refundable tax of 6-2/3% on certain investment income, including certain income from the Trust.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit becomes less than zero, the negative amount will be deemed to be a capital gain realized by a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. In computing the adjusted cost base of the Trust Units held by a particular person at a particular time, the acquisition cost of all Trust Units acquired must generally be averaged. Reinvested Trust Units (as described above) issued to Unitholders in lieu of cash distributions will have an acquisition cost equal to the amount of the distribution.

A redemption of Trust Units will be a disposition of such Trust Units for proceeds of disposition equal to the cash or the fair market value of the consideration received by the Unitholder, as the case may be. Redeeming Unitholders will generally realize a capital gain (or capital loss), equal to the amount by which the proceeds of disposition are greater (or less) than the adjusted cost base of the Trust Units so redeemed. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

One-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year, and net taxable capital gains designated by the Trust in respect of a Unitholder, must be included in the income of the Unitholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder, and net taxable capital gains designated by the Trust in respect of a Unitholder, in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6-2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Unitholder who is an individual may give rise to a liability for minimum tax.

Taxation of Unitholders Not Resident in Canada

Distributions on Trust Units

Any distribution of income paid or credited by the Trust to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax treaty. A Non-Resident Holder who is a resident of the United States for the purposes of the *Canada – United States Income Tax Convention, 1980*, generally will be entitled to have such rate of Canadian withholding tax reduced to 15%.

A 15% Canadian non-resident withholding tax will also apply to the Trust's distributions (other than distributions out of the income of the Trust). The 15% Canadian withholding tax will apply if, at the time of the distribution, the Trust Units are listed on a prescribed stock exchange (which includes the TSX) and more than 50% of the fair market value of the Trust Units is attributable to real property situated in Canada, Canadian resource property (which includes the NPI held by the Trust), timber resource property, or any combination thereof. If a subsequent disposition of a Trust Unit results in a capital loss to a Non-Resident Holder, a refund of this 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A 25% withholding tax on distributions made to non-residents of Canada which are attributable to capital gains realized by the Trust after March 22, 2004 on the disposition of taxable Canadian property where the Trust has made certain designations on such capital gains with respect to its Unitholders. The 25% rate of Canadian withholding tax generally may be reduced pursuant to the terms of an applicable income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence. It is not expected that this 25% withholding tax would affect distributions made by the Trust since the Trust is not expected to realize gains from the disposition of taxable Canadian property.

Disposition of Trust Units

A Non-Resident Holder will be subject to tax under the Tax Act in respect of a disposition of Trust Units only to the extent such Trust Units constitute "taxable Canadian property" for purposes of the Tax Act.

Trust Units will normally not be taxable Canadian property at a particular time provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

In the event that a Non-Resident Holder's Trust Units constitute taxable Canadian property, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Taxation of Unitholders Resident in Canada", except that distributions paid or credited by the Trust which are subject to the new 15% Canadian withholding tax will not reduce the adjusted cost base of a Non-Resident Holder's Trust Units. A Non-Resident Holder is required to file a Canadian income tax return if such Non-Resident Holder disposes of taxable Canadian property. A Non-Resident Holder may also be required to obtain a clearance certificate from the CRA in accordance with section 116 of the Tax Act prior to the disposition of Trust Units which constitute taxable Canadian property if the Trust does not qualify as a mutual fund trust at the time of the disposition.

Non-Resident Holders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of acquiring Trust Units, including any associated filing requirements, in such jurisdictions. Non-Resident Holders who are not resident in Canada for the purposes of the Tax Act should contact their own tax advisors having regard to their own particular circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on conversion, redemption or maturity of the Debentures will, on the date of closing of this Offering, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than, in the case of Debentures, a deferred profit sharing plan for the benefit of employees of the Trust) and registered education savings plans. The limit on holding foreign property for Exempt Plans, registered pension plans and other taxpayers formerly subject to tax under Part XI of the Tax Act has been repealed for months that end after 2004.

RISK FACTORS

An investment in the securities of the Trust is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" at pages 42 to 48 of the AIF as well as the following risk factors.

Possible Failure to Realize Anticipated Benefits of Either or Both of the Acquisitions

The Trust is proposing to complete the Acquisitions to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Acquisitions and future acquisitions the Trust may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's and the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Trust. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of these and future acquisitions.

Possible Failure to Complete Either or Both of the Acquisitions

The Acquisitions are subject to normal commercial risk that either or both of the Acquisitions may not be completed on the terms negotiated or at all. If the closing of the Markedon Acquisition does not take place by the Termination Time, the Markedon Purchase Agreement or any amendment thereto is terminated at any earlier time or if the Trust has advised the Underwriters or announced to the public at any earlier time that it does not intend to proceed with the Markedon Acquisition, the Debentures shall mature on the Initial Maturity Date.

Operational and Reserves Risks Relating to the Markedon Assets and the Monroe Assets

The risk factors set forth in the AIF and in this short form prospectus relating to the oil and natural gas business and the operations and reserves of Esprit apply equally in respect of the assets that the Trust is acquiring pursuant to the Acquisitions. In particular, the Reserves and recovery information contained in the AJM Markedon Report in respect of the Markedon Assets and in the AJM Monroe Report in respect of the Monroe Assets are only estimates and the actual production from and ultimate Reserves of those properties may be less than the estimates contained in such reports. See "Effect of Acquisitions on the Trust".

Market for Securities

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the offering, or if developed, that such a market will be sustained at the price level of the Offering.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness including any indebtedness or liabilities to trade or other creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Other than as described herein, including the limitation described under "Details of the Debentures – Limitation on Issuance of Additional Debentures", the Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust. However, the Trust Indenture, among other things, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

Dilutive Effects on Holders of Trust Units

The Trust may determine to redeem outstanding Debentures for Trust Units or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Trust Units. Accordingly, holders of Trust Units may suffer dilution.

Reliance on Short-Term Debt

As at June 30, 2005, the Trust was indebted under the Revolving Credit Facility in the amount of $137,495,000. See "Consolidated Capitalization of the Trust". Any variation in interest rates on, the principal repayment schedule for, or the need to refinance, the Revolving Credit Facility could result in significant changes to the amount the Trust is required to apply to service this debt. As the Revolving Credit Facility requires the Trust to give priority to the lenders under the Revolving Credit Facility ahead of Unitholders with respect to the assets of the Trust and the Corporation, and amounts due and owing to lenders under the Revolving Credit Facility must be paid before any distribution can be made to Unitholders, any such variation in interest rates or repayment schedule or the need to refinance the Revolving Credit Facility could result in an interruption of distributions. As the Revolving Credit Facility is secured against the assets of the Trust, Debentureholders would rank behind the lenders of the Revolving Credit Facility upon an insolvency of the Trust.

Further, although the Trust believes the Revolving Credit Facility is sufficient for its current needs, there can be no assurance that the amount of credit available thereunder will be adequate for the financial obligations of the Corporation, that additional funds can be obtained or that, upon expiration, the Revolving Credit Facility can be refinanced on terms acceptable to the Trust or its lenders. Any such increase in the amount of funds borrowed or interruption in the availability of credit by the Trust could result in an interruption of distributions.

Liability of Promoters

Although the Corporation has signed this short form prospectus as a promoter under applicable Canadian securities laws, the Corporation is a wholly-owned subsidiary of the Trust. As a result, any exercise of the purchasers' statutory rights against the Corporation as a promoter under this short form prospectus will provide limited incremental economic value relative to the purchasers' statutory rights against the Trust.

MATERIAL CONTRACTS

The only material contracts entered into by the Trust or to which the Trust will become a party on or prior to the closing of the Offering, other than in the ordinary course of business, are as follows.

(a) the Trust Indenture;

(b) the Administration Agreement;

(c) the NPI Agreement;

(d) the Markedon Purchase Agreement;

(e) the Monroe Purchase Agreement;

(f) the Underwriting Agreement; and

(g) the Indenture.

Copies of the foregoing documents, following their execution where not yet executed, may be examined during normal business hours at the office of the Trust located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 during the course of distribution of the Debentures.

PROMOTER

The Corporation may be considered to be a promoter of the Trust by reason of its initiative in organizing the business and affairs of the Trust. For further information on the relationship between the Trust and the Corporation, see "Esprit Energy Trust" in this short form prospectus and "Esprit Energy Trust and Esprit Exploration Ltd." in the AIF.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings against the Trust and material to the Trust to which the Trust or the Corporation is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to the Trust or the Corporation to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of KPMG LLP

We have read the short form prospectus (the "Prospectus") of Esprit Energy Trust (the "Trust") dated July 18, 2005 relating to the qualification for distribution of $100,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 15, 2005 (except as to note 14(b) which is as of March 17, 2005).

Calgary, Canada
July 18, 2005

(signed) "KPMG LLP"
Chartered Accountants

Consent of Deloitte & Touche LLP

We have read the short form prospectus (the "Prospectus") of Esprit Energy Trust (the "Trust") dated July 18, 2005 relating to the qualification for distribution of $100,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the Prospectus of our report to the shareholders of Resolute Energy Inc. on the consolidated balance sheets of Resolute Energy Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flow for each of the years then ended. Our report is dated March 14, 2005.

Calgary, Alberta
July 18, 2005

(signed) "Deloitte & Touche LLP"
Chartered Accountants

SCHEDULE A

INFORMATION CONCERNING THE MARKEDON ASSETS

The Corporation has reviewed the estimates provided in the AJM Markedon Report and the AJM Monroe Report and has developed its own internal estimates of the Reserves attributable to the Markedon Assets and the Monroe Assets. These internally generated estimates reflect the Corporation's more conservative view as to the quantities of such Reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Acquisitions. See "Effect of the Acquisitions on the Trust".

As the Trust does not currently own the Markedon Assets, the following information has been summarized from information obtained from Markedon and other third parties. **While the Trust has no reason to believe the information is not accurate, there can be no assurances concerning the completeness or accuracy of such information in respect of the Markedon Assets.**

The Reserves data for the Markedon Assets set forth below is based upon an evaluation by AJM with an effective date of June 1, 2005 contained in the AJM Markedon Report. The Reserves data summarizes the Reserves of the Markedon Assets and the net present values of future net revenue for these Reserves using Constant prices and costs and Forecast prices and costs. References to production herein indicate the relevant party's working interest share prior to the deduction of royalties owned by others. Except where otherwise indicated, the Reserves data conforms to the requirements of National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities.*

All Reserves associated with the Markedon Assets are located in Canada, specifically, in the Province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the Reserves. There is no assurance that the Constant prices and costs or Forecast prices and costs or other assumptions will be attained and variances could be material.

Principal Properties

Richdale/Berry

Located in southeastern Alberta, the Richdale/Berry property produces from the Richdale Banff A Pool. Markedon has a 65% working interest in this property. The Richdale Banff A Pool, was discovered in 2003 with the 07-05-029-13 W4M well. Since then, gross production has increased to almost 1,200 Bbls/d of oil from a total of six wells.

Development plans for this property consist of downspacing the existing standard quarter section spacing (160 acres) to two wells per quarter section (80 acres).

Manyberries

The Manyberries area is located at Townships 4 to 5 and Ranges 4 and 5 W4M in southeastern Alberta. Markedon's assets in the area consist of working interests in four Units and several non-unit producers. Working interests vary, ranging from 36 to 54 percent and the majority of production non-operated.

Development plans include four additional locations and two injectors in the Sunburst JJ Unit. Additional upside may be realized from implementing high volume lift.

Aden

Also in southeastern Alberta, the Aden property is located in Township 1, Range 10 W4M, approximately 75 miles southwest of Medicine Hat. Working interest in this operated property is 100%. Production is from the Lower Mannville A pool and consists of one producing oil well and two water injection wells.

Pakowki

The Pakowki property is located in Townships 5 and 6, Ranges 6 to 8 W4M, approximately 54 miles south of Medicine Hat in southeastern Alberta. This operated property consists of three producing Sunburst B oil wells with working interests of 100%.

Reserves Data (Constant Prices and Costs)

The following table provides Reserves data and future net revenues associated with the Markedon Assets based on the AJM Markedon Report using Constant prices and costs.

**SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF JUNE 1, 2005**

CONSTANT PRICES AND COSTS

RESERVES[1]

Reserves Category	Light and Medium Oils Gross (MBbl)	Light and Medium Oils Net (MBbl)	Heavy Oils Gross (MBbl)	Heavy Oils Net (MBbl)	Natural Gas Gross (MMcf)	Natural Gas Net (MMcf)	Natural Gas Liquids Gross (MBbl)	Natural Gas Liquids Net (MBbl)
Proved								
Developed Producing	1,071	879	0	0	2,760	2,243	16	12
Developed Non-Producing	0	0	0	0	1,620	1,154	0	0
Undeveloped	697	569	0	0	2,463	2,078	13	10
Total Proved	1,768	1,448	0	0	6,843	5,475	29	22
Probable	1,014	859	0	0	3,440	2,701	15	10
Total Proved Plus Probable	2,782	2,307	0	0	10,283	8,176	44	32

Note:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.

NET PRESENT VALUES OF FUTURE NET REVENUE[1]

Reserves Category	Before Income Taxes Discounted At (%/Year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	After Income Taxes Discounted At (%/Year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	51,602	43,237	37,589	33,547	30,497	38,831	32,451	28,170	25,112	22,806
Developed Non-Producing	8,084	6,033	4,667	3,718	3,032	5,502	4,109	3,180	2,532	2,065
Undeveloped	32,731	27,649	23,816	20,847	18,484	22,060	18,320	15,515	13,353	11,638
Total Proved	92,417	76,919	66,072	58,112	52,013	66,393	54,880	46,865	40,997	36,509
Probable	54,902	40,394	31,739	25,977	21,867	36,933	26,953	21,015	17,067	14,253
Total Proved Plus Probable	147,319	117,313	97,811	84,089	73,880	103,326	81,833	67,880	58,064	50,762

Note:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.

TOTAL FUTURE NET REVENUE[1]
(UNDISCOUNTED)
AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties[2] (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves...........	152,313	27,170	23,044	8,792	889	92,418	26,025	66,393
Proved Plus Probable Reserves...........	236,498	41,059	35,234	11,997	889	147,319	43,993	103,326

Notes:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.
(2) Royalties include mineral tax and are net of Alberta Royalty Tax Credit ("ARTC").

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)
Proved Reserves................................	Light and Medium Crude Oil (including solution gas and other by-products)	58,778
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	7,294
Proved Plus Probable Reserves.........	Light and Medium Crude Oil (including solution gas and other by-products)	89,683
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products by excluding solution gas from oil wells)	8,129

Reserves Data (Forecast Prices and Costs)

The following table provides Reserves data and future net revenues associated with the Markedon Assets based on the AJM Markedon Report using the Forecast prices and costs.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS

	RESERVES[1]							
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (MBbl)	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)	Gross (MBbl)	Net (MBbl)
Proved								
Developed Producing	1,064	873	0	0	2,753	2,237	16	12
Developed Non-Producing...........	0	0	0	0	1,620	1,155	0	0
Undeveloped	699	571	0	0	2,460	2,076	13	9
Total Proved	1,763	1,444	0	0	6,833	5,468	29	21
Probable	1,008	853	0	0	3,438	2,701	15	11
Total Proved Plus Probable	2,771	2,297	0	0	10,271	8,169	44	32

Note:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.

NET PRESENT VALUES OF FUTURE NET REVENUE[1]

	Before Income Taxes Discounted At (%/Year)					After Income Taxes Discounted At (%/Year)				
Reserves Category	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**
Proved										
Developed Producing...	45,566	39,599	35,066	31,689	29,081	34,683	29,960	26,443	23,840	21,836
Developed Non-Producing......................	8,541	6,327	4,871	3,869	3,151	5,810	4,307	3,317	2,635	2,145
Undeveloped.................	30,010	25,657	22,288	19,639	17,507	20,222	16,977	14,484	12,534	10,975
Total Proved	84,117	71,583	62,225	55,197	49,739	60,715	51,244	44,244	39,009	34,956
Probable	49,087	36,292	28,709	23,658	20,040	33,059	24,215	18,992	15,519	13,033
Total Proved Plus Probable	133,203	107,875	90,934	78,855	69,779	93,774	75,459	63,236	54,528	47,989

Note:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.

**TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF JUNE 1, 2005**

FORECAST PRICES AND COSTS[1]

Reserves Category	Revenue (M$)	Royalties[2] (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	147,423	26,577	26,778	8,861	1,090	84,117	23,401	60,716
Proved Plus Probable Reserves	228,128	40,004	41,673	12,090	1,158	133,203	39,429	93,774

Notes:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.
(2) Royalties include mineral tax and are net of ARTC.

**FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF JUNE 1, 2005**

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	54,466
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	7,759
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	81,869
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products by excluding solution gas from oil wells)	9,065

Notes:
(1) Slight differences due to rounding.
(2) The cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the AJM Markedon Report operating costs are assumed to escalate at 2% per annum.

Pricing Assumptions

The following tables set forth the benchmark reference prices and pricing assumptions used in the Reserves data for the Markedon Assets and, in the case of Forecast prices and costs, the inflation rate assumption.

SUMMARY OF PRICING ASSUMPTIONS
AS OF MAY 31, 2005[1]

CONSTANT PRICES AND COST

Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40^0 API ($Cdn/Bbl)	Hardisty Heavy 12^0 API ($Cdn/Bbl)	Natural Gas[1] AECO Gas Price ($Cdn/MMBtu)	Natural Gas Liquids FOB Field Gate[2] ($Cdn/Bbl)	Exchange Rate[3] ($US/Cdn)
2004	51.97	62.77	39.73	6.80	40.80	0.7994

Notes:

(1) This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.
(2) Butane prices.
(3) The exchange rate used to generate the benchmark reference prices in this table.

SUMMARY OF PRICING ASSUMPTIONS
AS OF MARCH 31, 2005

FORECAST PRICES AND COST

Year	WTI Nymex ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Natural Gas AECO Gas Price ($Cdn/mmbtu)	NYMEX ($US/mmbtu)	Edmonton Condensate ($Cdn/Bbl)	Inflation Rates %/Year	Exchange Rate ($US/$Cdn)
Forecast							
2005	52.00	62.30	7.50	7.15	65.40	2.0	0.82
(7 months)	52.00	62.30	7.50	7.15	65.40	2.0	0.82
2006	50.95	61.00	7.50	7.15	64.05	2.0	0.82
2007	49.95	59.80	7.40	7.10	62.80	2.0	0.82
2008	47.75	57.10	7.10	6.80	59.95	2.0	0.82
2009	46.55	55.65	6.70	6.50	58.45	2.0	0.82
2010	44.15	52.70	6.50	6.30	55.35	2.0	0.82
2011	40.55	48.30	7.00	6.75	50.70	2.0	0.82
2012	41.35	49.30	7.20	6.90	51.75	2.0	0.82
2013	42.15	50.30	7.40	7.05	52.80	2.0	0.82
2014	43.00	51.30	7.50	7.15	53.85	2.0	0.82
2015	43.85	52.35	7.70	7.30	54.95	2.0	0.82
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.82

Landholdings

The following table sets out for the Markedon Assets the developed and undeveloped landholdings as at June 1, 2005.

	Undeveloped		Developed		Total	
	Gross	Net	Gross	Net	Gross	Net
Alberta	16,480	13,842	16,400	11,352	32,880	25,194
British Columbia	3,520	3,520	0	0	3,520	3,520
Total	20,000	17,362	16,400	11,352	36,400	28,714

There are no lands which will expire in 2005.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells in which the Corporation will acquire a working interest, pursuant to the Markedon Acquisition.

	Producing Wells				Shut-in Wells[1]			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	44	25.3	12	9.1	13	6.7	5	4.1

Note:

(1) "Shut-in Wells" refers to wells that have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells are located no further than one kilometer from existing pipelines.

Capital Expenditures

The following table sets out capital expenditures for the Markedon Assets for the categories and for the years ended October 31, 2004 and 2003.

	Year Ended October 31, 2004 ($ thousands)	Year Ended October 31, 2003 ($ thousands)
Land and seismic	345	468
Drilling and completions	2,456	3,104
Facilities and equipment	1,630	2,063
Property acquisitions	-	-
Other	-	-
Total	4,431	5,635

Drilling Activity

In regards to the Markedon Assets, Markedon participated in the drilling of four wells (three of which were completed) in the Berry area and the drilling and completion of one well in the Warner area in the year ended October 31, 2004.

History – Daily Sales Volumes and Netbacks and Capital Expenditures

The following tables summarize certain information in respect of daily volumes, netbacks and capital expenditures in respect of the Markedon Assets for the periods indicated. Current production from the Markedon Assets is approximately 1,320 BOE/d, consisting of 2.157 MMcf/d of natural gas, 960 Bbls/d of crude oil and NGL.

	Three Months Ended			
	January 31, 2004	April 30, 2004	July 31, 2004	October 31, 2004
Production				
Oil and NGLs (Bbls/d)	508	436	368	623
Natural gas (Mcf/d)	1,729	1,451	1,259	1,338
Oil equivalent (BOE/d) (6:1)	796	677	577	846
Netbacks per BOE				
Revenue	38.12	41.45	45.45	50.43
Royalties	(7.23)	(8.08)	(7.99)	(11.76)
Production expenses	(7.26)	(9.51)	(9.85)	(7.78)
Netback	23.63	23.86	27.61	30.89
Netbacks per Mcf – Natural Gas				
Revenue	6.23	6.24	6.95	6.04
Royalties	(1.34)	(1.39)	(1.46)	(1.33)
Production expenses	(1.21)	(1.59)	(1.64)	(1.80)
Netback	3.68	3.26	3.85	2.91
Capital Expenditures ($thousands)				
Land and seismic	233	(1)	21	91
Drilling and completion	436	224	872	925
Facilities and equipment	418	55	505	652
Property acquisitions	-	-	-	-
Corporate acquisition	-	-	-	-
Other	-	-	-	-
Total	1,087	278	1,398	1,668

Production History

The following table summarizes average daily production, before deduction of royalties, during the periods indicated for the Markedon Assets.

	Year Ended October 31, 2004	Year Ended October 31, 2003
Crude Oil and NGL (Bbls/d)	482	408
Natural Gas (Mcf/d)	1,476	1,581
Oil equivalent (BOE/d) (6:1)	729	672

Future Commitments

As at June 1, 2005, there were no hedging contracts in place in regards to the Markedon Assets.

Additional Information Relating to Reserves Data

Undeveloped Reserves

As of June 1, 2005, 711 MBbls of oil and 2,460 MMcf of natural gas to proved undeveloped reserves and 1,023 MBbls of oil and 3,438 MMcf of natural gas to probable reserves were attributable to the Markedon Assets. Undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Proved Undeveloped Reserves are based on future close-in extension drilling locations in known pools identified by AJM and Markedon. Probable Undeveloped Reserves are based on step-out drilling to known pools. The Corporation intends to proceed with development of these Reserves in the next two years.

Future Development Costs

The following table describes forecast for future development costs for the Markedon Assets. The costs are presented by reserve category and quoted for no discount and a discount rate of ten percent.

	2005 (M$)		2006 (M$)		2007 (M$)	
Reserve Category	**0%**	**10%**	**0%**	**10%**	**0%**	**10%**
Proved						
Constant Price and Cost Case	5,454	5,454	3,330	3,010	0	0
Forecast Price and Cost Case	5,454	5,454	3,371	3,047	0	0
Proved plus Probable						
Constant Price and Cost Case	7,371	7,371	4,629	4,198	0	0
Forecast Price and Cost Case	7,371	7,371	4,683	4,247	0	0

The AJM Markedon Report does not include any future development costs after 2007, except for $35,600 in 2010. Future development costs will be funded primarily from the cash flow of the Markedon Assets which is expected to exceed the future development cost requirements.

Other Oil And Gas Information

Abandonment & Reclamation Costs

Abandonment and reclamation costs have been estimated by AJM based on data specific to the operating areas of the Markedon Assets as provided by the EUB. This data and the procedures used for calculating abandonment and reclamation liabilities is consistent with those endorsed by the EUB using their "Licensee Liability Rating System". These costs have been included in the AJM Markedon Report for the life of the Markedon Assets.

The Corporation expects to incur approximately $903,000 in abandonment and reclamation costs. No wells are expected to be abandoned in the next three years. A total of $903,000 has been deducted in future reserve estimates.

Costs Incurred

During the year ended October 31, 2004, $2,100,000 was incurred for development expenditures and $400,000 for exploration expenditures.

Production Estimates

The following table summarizes the total estimated proved developed producing production using Constant prices and costs and Forecast prices and costs for 2005.

	Estimated Production (Constant Prices and Costs)	Estimated Production (Forecast Prices and Costs)
Natural Gas (Mcf/d)	2,095	2,095
Oil and NGLs (Bbls/d)	832	832
Boe/d	1,181	1,181

Tax

The Trust does not expect to pay income tax in the foreseeable future.

SCHEDULE B

INFORMATION CONCERNING THE MONROE ASSETS

The Corporation has reviewed the estimates provided in the AJM Markedon Report and the AJM Monroe Report and has developed its own internal estimates of the Reserves attributable to the Markedon Assets and the Monroe Assets. These internally generated estimates reflect the Corporation's more conservative view as to the quantities of such Reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Acquisitions. See "Effect of the Acquisitions on the Trust".

As the Trust does not currently own the Monroe Assets, the following information has been summarized from information obtained from Monroe and other third parties. **While the Trust has no reason to believe the information is not accurate, there can be no assurances concerning the completeness or accuracy of such information in respect of the Monroe Assets.**

The Reserves data for the Monroe Assets set forth below is based upon an evaluation by AJM with an effective date of June 1, 2005 contained in the AJM Monroe Report. The Reserves data summarizes the Reserves of the Monroe Assets and the net present values of future net revenue for these Reserves using Constant prices and costs and Forecast prices and costs. References to production herein indicate the relevant party's working interest share prior to the deduction of royalties owned by others. Except where otherwise indicated, the Reserves data conforms to the requirements of National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities.*

All Reserves associated with the Monroe Assets are located in Canada, specifically, in the Province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the Reserves. There is no assurance that the Constant prices and costs or Forecast prices and costs or other assumptions will be attained and variances could be material.

Principal Properties

Richdale/Berry

Located in southeastern Alberta, the Richdale/Berry property produces from the Richdale Banff A Pool. Monroe has a 35% working interest in this property. The Richdale Banff A Pool, was discovered in 2003 with the 07-05-029-13 W4M well. Since then, gross production has increased to almost 1,200 Bbls/d of oil from a total of six wells.

Development plans for this property consist of downspacing the existing standard quarter section spacing (160 acres) to two wells per quarter section (80 acres).

Reserves Data (Constant Prices and Costs)

The following table provides Reserves data and future net revenues associated with the Monroe Assets based on the AJM Monroe Report using Constant prices and costs.

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

RESERVES[1]

Reserves Category	Light and Medium Oils Gross (MBbl)	Light and Medium Oils Net (MBbl)	Heavy Oils Gross (MBbl)	Heavy Oils Net (MBbl)	Natural Gas Gross (MMcf)	Natural Gas Net (MMcf)	Natural Gas Liquids Gross (MBbl)	Natural Gas Liquids Net (MBbl)
Proved								
Developed Producing	376	290	0	0	937	746	6	5
Developed Non-Producing	0	0	0	0	829	582	0	0
Undeveloped	264	214	0	0	691	568	5	3
Total Proved	640	504	0	0	2,457	1,896	11	8
Probable	308	244	0	0	1,428	1,086	6	4
Total Proved Plus Probable	948	748	0	0	3,885	2,982	17	12

Note:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.

NET PRESENT VALUES OF FUTURE NET REVENUE[1]

Reserves Category	Before Income Taxes Discounted At (%/Year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	After Income Taxes Discounted At (%/Year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	18,157	15,273	13,317	11,919	10,866	13,225	11,156	9,741	8,725	7,953
Developed Non-Producing	4,165	3,076	2,353	1,852	1,493	2,836	2,096	1,605	1,265	1,020
Undeveloped	13,141	11,210	9,796	8,723	7,875	8,889	7,532	6,536	5,776	5,180
Total Proved	35,463	29,559	25,466	22,494	20,234	24,950	20,784	17,882	15,766	14,153
Probable	19,372	14,105	11,085	9,119	7,734	13,040	9,466	7,413	6,075	5,130
Total Proved Plus Probable	54,835	43,664	36,551	31,613	27,968	37,990	30,250	25,295	21,841	19,283

Note:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.

TOTAL FUTURE NET REVENUE[1] (UNDISCOUNTED) AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties[2] (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	54,717	10,891	5,869	2,268	225	35,463	10,513	24,950
Proved Plus Probable Reserves	82,821	16,518	8,485	2,757	225	54,836	16,845	37,991

Notes:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.
(2) Royalties include mineral tax and are net of ARTC.

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	23,697
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,769
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	34,173
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products by excluding solution gas from oil wells)	2,378

Reserves Data (Forecast Prices and Costs)

The following table provides Reserves data and future net revenues associated with the Monroe Assets based on the AJM Monroe Report using the Forecast prices and costs.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS

	RESERVES(1)							
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (MBbl)	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)	Gross (MBbl)	Net (MBbl)
Proved								
Developed Producing	376	291	0	0	937	746	6	5
Developed Non-Producing	0	0	0	0	829	583	0	0
Undeveloped	265	213	0	0	692	569	5	3
Total Proved	640	504	0	0	2,457	1,897	11	8
Probable	308	245	0	0	1,428	1,087	6	5
Total Proved Plus Probable	948	749	0	0	3,885	2,984	17	12

Note:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.

NET PRESENT VALUES OF FUTURE NET REVENUE(1)

	Before Income Taxes Discounted At (%/Year)					After Income Taxes Discounted At (%/Year)				
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	16,362	14,261	12,619	11,403	10,470	12,024	10,477	9,273	8,378	7,687
Developed Non-Producing	4,392	3,216	2,445	1,917	1,540	2,989	2,191	1,668	1,308	1,052
Undeveloped	12,161	10,520	9,282	8,323	7,558	8,235	7,069	6,189	5,508	4,966
Total Proved	32,915	27,997	24,346	21,643	19,569	23,248	19,737	17,130	15,194	13,705
Probable	18,323	13,275	10,436	8,606	7,320	12,321	8,906	6,975	5,728	4,851
Total Proved Plus Probable	51,238	41,272	34,782	30,249	26,890	35,569	28,643	24,105	20,922	18,566

Note:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.

TOTAL FUTURE NET REVENUE[1]
(UNDISCOUNTED)
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties[2] (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	53,299	10,658	7,190	2,283	253	32,915	9,668	23,248
Proved Plus Probable Reserves	81,013	16,157	10,585	2,775	258	51,238	15,668	35,570

Notes:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.
(2) Royalties include mineral tax and are net of ARTC.

FUTURE NET REVENUE[1]
BY PRODUCTION GROUP
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year)[1][2] (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	22,455
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,891
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	32,253
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products by excluding solution gas from oil wells)	2,529

Notes:
(1) Slight differences due to rounding.
(2) The cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the AJM Monroe Report operating costs are assumed to escalate at 2% per annum.

Pricing Assumptions

The following tables set forth the benchmark reference prices and pricing assumptions used in the Reserves data for the Monroe Assets and, in the case of Forecast prices and costs, the inflation rate assumption.

SUMMARY OF PRICING ASSUMPTIONS
AS OF MAY 31, 2005[1]

CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40^0 API ($Cdn/Bbl)	Hardisty Heavy 12^0 API ($Cdn/Bbl)	Natural Gas[1] AECO Gas Price ($Cdn/MMBtu)	Natural Gas Liquids FOB Field Gate[2] ($Cdn/Bbl)	Exchange Rate[3] ($US/Cdn)
2004	51.97	62.77	39.37	6.80	40.80	0.7994

Notes:
(1) This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.
(2) Butane prices.
(3) The exchange rate used to generate the benchmark reference prices in this table.

SUMMARY OF PRICING ASSUMPTIONS
AS OF MARCH 31, 2005

FORECAST PRICES AND COST

Year	WTI Nymex ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Natural Gas AECO Gas Price ($Cdn/mmbtu)	NYMEX ($US/mmbtu)	Edmonton Condensate ($Cdn/Bbl)	Inflation Rates %/Year	Exchange Rate ($US/$Cdn)
Forecast							
2005	52.00	62.30	7.50	7.15	65.40	2.0	0.82
(7 months)	52.00	62.30	7.50	7.15	65.40	2.0	0.82
2006	50.95	61.00	7.50	7.15	64.05	2.0	0.82
2007	49.95	59.80	7.40	7.10	62.80	2.0	0.82
2008	47.75	57.10	7.10	6.80	59.95	2.0	0.82
2009	46.55	55.65	6.70	6.50	58.45	2.0	0.82
2010	44.15	52.70	6.50	6.30	55.35	2.0	0.82
2011	40.55	48.30	7.00	6.75	50.70	2.0	0.82
2012	41.35	49.30	7.20	6.90	51.75	2.0	0.82
2013	42.15	50.30	7.40	7.05	52.80	2.0	0.82
2014	43.00	51.30	7.50	7.15	53.85	2.0	0.82
2015	43.85	52.35	7.70	7.30	54.95	2.0	0.82
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.82

Landholdings

The following table sets out for the Monroe Assets the developed and undeveloped landholdings as at June 1, 2005.

	Undeveloped		Developed		Total	
	Gross	Net	Gross	Net	Gross	Net
Alberta	2,080	720	960	336	3,040	1,056
Total	2,080	720	960	336	3,040	1,056

There are no lands which will expire in 2005.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells in which the Corporation will acquire a working interest, pursuant to the Monroe Acquisition.

	Producing Wells				Shut-in Wells(1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	6	2.10	1	.35	1	.35	0	0

Note:

(1) "Shut-in Wells" refers to wells that have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells are located no further than one kilometer from existing pipelines.

Capital Expenditures

The following table sets out capital expenditures for the Monroe Assets for the categories and for the years ended December 31, 2004 and 2003.

	Year Ended December 31, 2004 ($ thousands)	Year Ended December 31, 2003 ($ thousands)
Land and seismic	(46)	190
Drilling and completions	1,214	544
Facilities and equipment	688	27
Property acquisitions	-	-
Other	-	2
Total	1,856	763

Drilling Activity

In regards to the Monroe Assets, Monroe participated in the drilling and completion of 7 gross (2.2 net) wells in the Richdale/Berry area in 2004.

History – Daily Sales Volumes and Netbacks and Capital Expenditures

The following tables summarize certain information in respect of daily volumes, netbacks and capital expenditures in respect of the Monroe Assets for the periods indicated. Current production from the Monroe Assets is approximately 525 BOE/d, consisting of 757 Mcf/d of natural gas, 399 Bbls/d of crude oil and NGL.

	2004			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Production				
Oil and NGLs (Bbls/d)	84	204	65	86
Natural gas (Mcf/d)	154	234	105	156
Oil equivalent (BOE/d) (6:1)	110	243	82	112
Netbacks per BOE				
Revenue	49.61	53.33	46.08	41.63
Royalties	(11.31)	(15.74)	(9.59)	(9.51)
Production expenses	(15.40)	(4.76)	(7.19)	(9.69)
Netback	22.90	32.83	29.30	22.43
Netbacks per Mcf – Natural Gas				
Revenue	7.12	6.64	7.59	7.02
Royalties	(1.30)	(1.12)	(0.93)	(1.44)
Production expenses	(2.57)	(0.79)	(1.20)	(1.61)
Netback	3.25	4.73	5.46	3.97
Capital Expenditures ($thousands)				
Land and seismic	(72)	23	(65)	68
Drilling and completion	511	450	251	2
Facilities and equipment	216	385	79	8
Property acquisitions	0	0	0	0
Corporate acquisition	0	0	0	0
Other	0	0	0	0
Total	655	858	265	78

Production History

The following table summarizes average daily production, before deduction of royalties, during the periods indicated for the Monroe Assets.

	Year Ended December 31, 2004	Year Ended December 31, 2003
Crude Oil and NGL (Bbls/d)	110	58
Natural Gas (Mcf/d)	162	126
Oil equivalent (BOE/d) (6:1)	137	79

Future Commitments

As at June 1, 2005, there were no hedging contracts in place in regards to the Monroe Assets.

Additional Information Relating to Reserves Data

Undeveloped Reserves

As of June 1, 2005, 270 MBbls of oil and 690 MMcf of natural gas to proved undeveloped reserves and 314 MBbls of oil and 1,428 MMcf of natural gas to probable reserves were attributable to the Monroe Assets. Undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Proved Undeveloped Reserves are based on future close-in extension drilling locations in known pools identified by AJM and Monroe. Probable Undeveloped Reserves are based on step-out drilling to known pools. The Corporation intends to proceed with development of these Reserves in the next two years.

Future Development Costs

The following table describes forecast for future development costs for the Monroe Assets. The costs are presented by reserve category and quoted for no discount and a discount rate of ten percent.

	2005 (M$)		2006 (M$)		2007 (M$)	
Reserve Category	**0%**	**10%**	**0%**	**10%**	**0%**	**10%**
Proved						
Constant Price and Cost Case	1,471	1,471	802	726	0	0
Forecast Price and Cost Case	1,471	1,471	812	735	0	0
Proved plus Probable						
Constant Price and Cost Case	1,715	1,715	1,047	948	0	0
Forecast Price and Cost Case	1,715	1,715	1,060	959	0	0

The AJM Monroe Report does not include any future development costs after 2006. Future development costs will be funded primarily from the cash flow of the Monroe Assets which is expected to exceed the future development cost requirements.

Other Oil And Gas Information

Abandonment & Reclamation Costs

Abandonment and reclamation costs have been estimated by AJM based on data specific to the operating areas of the Monroe Assets as provided by the EUB. This data and the procedures used for calculating abandonment and reclamation liabilities is consistent with those endorsed by the EUB using their "Licensee Liability Rating System". These costs have been included in the AJM Monroe Report for the life of the Monroe Assets.

The Corporation expects to incur approximately $33,000 in abandonment and reclamation costs. No wells are expected to be abandoned in the next three years. A total of $33,000 has been deducted in future reserve estimates.

Costs Incurred

During the year ended December 31, 2004, $1,100,000 was incurred for development costs and $100,000 for exploration expenditures.

Production Estimates

The following table summarizes the total estimated proved developed producing production using Constant prices and costs and Forecast prices and costs for 2005.

	Estimated Production (Constant Prices and Costs)	**Estimated Production (Forecast Prices and Costs)**
Natural Gas (Mcf/d)	732	732
Oil and NGLs (Bbls/d)	335	335
Boe/d	457	457

Tax

The Trust does not expect to pay income tax in the foreseeable future.

CERTIFICATE OF THE TRUST AND THE PROMOTER

Dated: July 18, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value of the market price of the securities distributed.

ESPRIT ENERGY TRUST,
by its administrator, ESPRIT EXPLORATION LTD.

(signed) "Stephen J. Savidant"
President and Chief Executive Officer

(signed) "Stephen B. Soules"
Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(signed) "D. Michael G. Stewart"
Director

(signed) "W. Mark Schweitzer"
Director

The Promoter

ESPRIT EXPLORATION LTD.

(signed) "Stephen J. Savidant"
President and Chief Executive Officer

(signed) "Stephen B. Soules"
Executive Vice President and
Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: July 18, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value of the market price of the securities distributed.

CIBC World Markets Inc.
(signed) "Arthur Korpach"

Scotia Capital Inc.
(signed) "Mark Herman"

National Bank Financial Inc.
(signed) "L. Trevor Anderson"

RBC Dominion Securities Inc.
(signed) "Robi Contrada"

FirstEnergy Capital Corp.
(signed) "Hugh R. Sanderson"

Peters & Co. Limited
(signed) "Bradley P.D. Fedora"

First Associates Investments Inc.
(signed) "Terris N. Chorney"

BOWNE
PRINTED IN CANADA
O17419

Les titres offerts par le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa et uniquement par les personnes autorisées à les vendre. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité de ces titres. Quiconque donne à entendre le contraire commet une infraction. Ces titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933, *dans sa version modifiée (la « Loi de 1933 ») et ne peuvent être offerts ou vendus aux États-Unis sauf dans le cadre d'opérations exemptées des exigences d'inscription de la Loi de 1933. Par conséquent, le présent prospectus simplifié ne constitue pas une offre de vente ou la sollicitation d'une offre d'achat visant ces titres aux États-Unis. Se reporter à la rubrique intitulée « Mode de placement ».*

PROSPECTUS SIMPLIFIÉ

Nouvelle émission — Le 18 juillet 2005



ESPRIT
ENERGY TRUST

100 000 000 $

débentures subordonnées non garanties prorogeables convertibles à 6,50 %

Le présent prospectus simplifié permet le placement de débentures subordonnées non garanties prorogeables convertibles à 6,50 % d'un capital global de 100 000 000 $ (les « débentures ») d'Esprit Energy Trust (la « Fiducie ») au prix de 1 000 $ la débenture. Les débentures portent intérêt au taux annuel de 6,50 %, payable semestriellement le 30 juin et le 31 décembre de chaque année, à compter du 31 décembre 2005. La date d'échéance initiale des débentures est fixée au 31 août 2005 (la « date d'échéance initiale »).

Si la clôture de l'acquisition par Esprit Exploration Ltd. (la « Société »), administrateur de la Fiducie, de l'ensemble des actions de Markedon Energy Ltd. (l' « acquisition de Markedon »), comme il est plus amplement décrit à la rubrique intitulée « Faits récents – Les acquisitions » a lieu avant le moment de la résiliation (comme ce terme est défini ci-après), la date d'échéance sera automatiquement reportée par rapport à la date d'échéance initiale jusqu'au 31 décembre 2010 (la « date d'échéance finale »). Si la clôture de l'acquisition de Markedon n'a pas lieu avant 17 h (heure de Calgary) le 31 août 2005, si la convention d'achat de Markedon (comme ce terme est défini aux présentes) ou toute modification à celle-ci est résiliée plus tôt ou encore si la Fiducie a avisé les preneurs fermes ou annoncé publiquement qu'elle n'a pas l'intention de réaliser l'acquisition de Markedon (dans tous les cas, le « moment de la résiliation »), les débentures viendront à échéance à la date d'échéance initiale. Se reporter à la rubrique intitulée « Modalités des débentures ».

PRIVILÈGE DE CONVERSION DES DÉBENTURES

Chaque débenture sera convertible en parts de fiducie de la Fiducie (les « parts de fiducie ») au gré du porteur d'une débenture en tout temps avant la fermeture des bureaux à la première des éventualités suivantes à survenir, soit la date d'échéance initiale ou la date d'échéance finale, selon le cas, et le jour ouvrable (comme ce terme est défini aux présentes) précédant immédiatement la date déterminée par la Fiducie pour le rachat des débentures, au prix de conversion de 13,85 $ la part de fiducie, sous réserve de rajustements dans certains cas. Les porteurs qui convertissent leurs débentures recevront l'intérêt cumulé et impayé sur celles-ci jusqu'à la date de conversion. Malgré ce qui précède, aucune débenture ne pourra être convertie au cours des cinq jours ouvrables précédant le 30 juin et le 31 décembre, chaque année, à compter du 31 décembre 2005, puisque les registres du fiduciaire des débentures (comme ce terme est défini aux présentes), seront fermés au cours de ces périodes.

Les parts de fiducie émises et en circulation sont inscrites à la cote de la Bourse de Toronto (la « TSX ») sous le symbole « EEE.UN ». La TSX a approuvé conditionnellement l'inscription des débentures faisant l'objet du placement aux termes du présent prospectus simplifié et des parts de fiducie pouvant être émises dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures. L'inscription est assujettie au respect par

la Fiducie de la totalité des exigences d'inscription de cette Bourse au plus tard le 7 octobre 2005. Le 6 juillet 2005, soit le dernier jour de Bourse précédant l'annonce publique du placement des débentures (le « placement »), le cours de clôture des parts de fiducie à la TSX était de 12,28 $ la part de fiducie. Les modalités du placement ont été déterminées par voie de négociation entre la Société, pour le compte de la Fiducie, et Marchés mondiaux CIBC Inc., Scotia Capitaux Inc., Financière Banque Nationale inc., RBC Dominion valeurs mobilières Inc., Corporation FirstEnergy Capital, Peters & Co. Limited et Investissements Premiers Associés Inc. (collectivement, les « preneurs fermes »).

	Prix d'offre ($)	**Rémunération des preneurs fermes ($)**	**Produit net revenant à la Fiducie[1] ($)**
La débenture	1 000	40	960
Total des débentures	100 000 000	4 000 000	96 000 000

Note :
1) Avant déduction des dépenses du placement, évaluées à 500 000 $, qui seront prélevées sur les fonds généraux de la Fiducie.

Marchés mondiaux CIBC inc., Scotia Capitaux Inc., Financière Banque Nationale inc. et RBC Dominion valeurs mobilières Inc. sont des filiales en propriété exclusive directes ou indirectes de banques canadiennes qui sont des prêteurs de la Société. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » de ces preneurs fermes au sens de la législation en valeurs mobilières canadienne applicable. Se reporter à la rubrique intitulée « Liens entre la Fiducie et certains preneurs fermes ».

De l'avis des conseillers juridiques, sous réserve des qualifications et des hypothèses dont il est question à la rubrique intitulée « Incidences fiscales fédérales canadiennes », les débentures et les parts de fiducie pouvant être émises dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures constitueront, à la date de clôture du présent placement, des placements admissibles aux termes de la Loi de l'impôt (comme ce terme est défini aux présentes) pour des fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices (à l'exception d'un régime de participation différée au bénéfice destiné aux employés de la Fiducie) et des régimes enregistrés d'épargne-études. La limite sur la détention de biens étrangers pour les régimes exonérés (comme ce terme est défini aux présentes), les régimes de pension agréés et les autres contribuables anciennement assujettis à l'impôt aux termes de la partie XI de la Loi de l'impôt a été retirée pour les mois qui prennent fin après 2004. Se reporter aux rubriques intitulées « Incidences fiscales fédérales canadiennes » et « Admissibilité aux fins de placement ».

Le rendement après impôt d'un placement dans des parts de fiducie pour les porteurs de parts (comme ce terme est défini aux présentes) assujettis à l'impôt sur le revenu canadien peut être composé à la fois d'un rendement du capital et d'un remboursement de capital. Cette situation dépendra, en partie, de la composition à des fins fiscales des distributions versées par la Fiducie (dont certaines tranches seront entièrement ou partiellement imposables ou pourront constituer des remboursements de capital non imposables). La composition à des fins fiscales de ces distributions peut varier au fil du temps, touchant ainsi le rendement après impôt pour les porteurs de parts. Le rendement du capital est généralement imposé comme un revenu ordinaire entre les mains des porteurs de parts. Les remboursements de capital sont généralement non imposables pour un porteur de parts qui est un résident canadien (mais ils réduisent à des fins fiscales le prix de base rajusté pour le porteur de la part de fiducie).

Les preneurs fermes offrent conditionnellement, pour leur propre compte, les débentures, sous réserve de leur vente préalable et sous réserve de leur émission par la Fiducie et de leur livraison et de leur acceptation par les preneurs fermes conformément aux conditions figurant dans la convention de prise ferme dont il est question à la rubrique intitulée « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique relatives au placement par Bennett Jones LLP, pour le compte de la Fiducie, et par Blake, Cassels & Graydon, s.r.l., pour le compte des preneurs fermes.

Les souscriptions pour les débentures seront reçues sous réserve du droit de les rejeter ou de les attribuer en totalité ou en partie et du droit de clore les registres de souscription en tout temps sans préavis. La clôture devrait avoir lieu vers le 28 juillet 2005, ou à toute autre date dont pourront convenir la Fiducie et les preneurs fermes mais dans tous les cas, au plus tard le 29 août 2005. Les certificats représentant le capital global des débentures seront émis sous

forme nominative à La Caisse canadienne de dépôt de valeur limitée (la « CDS ») et seront déposés auprès de la CDS à la date de clôture. Aucun certificat attestant les débentures ne sera émis aux souscripteurs, sauf dans certaines circonstances limitées, et l'inscription sera consignée dans le service de dépôt de la CDS. Les souscripteurs de débentures ne recevront qu'une confirmation du client du preneur ferme ou d'un autre courtier inscrit qui est un adhérent à la CDS et par l'intermédiaire duquel un intérêt bénéficiaire dans les débentures est acquis. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du placement, réaliser des opérations qui stabiliseront ou maintiendront le cours des débentures ou des parts de fiducie à des niveaux autres que ceux qui existeraient autrement sur le marché libre. Se reporter à la rubrique intitulée « Mode de placement ».

Le rendement d'un placement dans la Fiducie n'est pas comparable au rendement d'un placement dans un titre à revenu fixe. La récupération d'un placement initial dans la Fiducie est risquée, et le rendement prévu de ce placement est établi en fonction de diverses hypothèses concernant le rendement. Bien que la Fiducie ait l'intention de verser des distributions de son encaisse disponible aux porteurs de parts, ces distributions en espèces pourraient être réduites ou suspendues. **Rien ne garantit que des distributions en espèces seront versées.** La somme réelle distribuée dépendra de divers facteurs, y compris les prix des marchandises, le rendement financier des filiales de la Fiducie, les titres de créance, les exigences liées au fonds de roulement et les exigences futures en matière de capitaux. En outre, la valeur marchande des parts de fiducie peut diminuer en raison de nombreux facteurs, y compris si les distributions en espèces de la Fiducie diminuent dans l'avenir, et cette baisse pourrait être importante.

Il est primordial qu'un épargnant examine les facteurs de risque précis qui peuvent toucher la stabilité des distributions versées par la Fiducie. Se reporter, par exemple, aux risques intitulés « Dépendance envers la Société », « Estimation des réserves », « Épuisement des réserves », « Volatilité des prix du pétrole et du gaz naturel », « Questions liées à l'exploitation », « Risques liés à l'acquisition », « Concurrence », « Titres de créance », « Retard dans les distributions en espèces », « Échec possible de la matérialisation des avantages prévus de l'une ou des deux acquisitions », « Impossibilité éventuelle de réaliser l'une ou l'autre des acquisitions », « Risques liés à l'exploitation et aux réserves inhérents à l'actif de Markedon et à l'actif de Monroe » et « Dépendance envers une dette à court terme » à la rubrique intitulée « Facteurs de risque » dans le présent document et à la rubrique intitulée « Facteurs de risque » figurant dans la notice annuelle (comme ce terme est défini aux présentes) intégrée par renvoi aux présentes. Ces rubriques décrivent également l'évaluation que fait la Fiducie de ces facteurs de risque, ainsi que les conséquences éventuelles pour un épargnant si un risque devait se matérialiser. La Fiducie n'a pas obtenu de note de stabilité d'une agence de notation indépendante concernant la stabilité et la durabilité relatives des flux de distributions en espèces de la Fiducie. La Fiducie pourrait examiner la possibilité d'obtenir une note de stabilité d'une agence de notation indépendante dans l'avenir.

Ni les débentures ni les parts de fiducie ne constituent des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurés aux termes des dispositions de cette loi ou d'une autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite aux termes d'une loi sur les sociétés de prêt ou de fiducie puisqu'elle n'exerce pas les activités d'une société de fiducie ni n'en a l'intention.

À l'heure actuelle, il n'existe aucun marché par l'intermédiaire duquel les débentures peuvent être vendus et les souscripteurs pourraient ne pas être en mesure de revendre les débentures acquis aux termes du présent prospectus simplifié.

TABLE DES MATIÈRES

ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus simplifié, et dans certains documents intégrés par renvoi au présent prospectus simplifié, constituent des énoncés prospectifs. L'emploi de termes comme « anticiper », « continuer », « estimer », « prévoir », « projeter », « croire » ainsi que l'emploi du futur et d'expressions semblables vise à marquer les énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus qui peuvent faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux prévus dans ces énoncés prospectifs. La Fiducie et la Société estiment que les attentes reflétées dans ces énoncés prospectifs sont raisonnables, mais rien ne garantit que ces attentes seront exactes. On ne devrait pas se fier indûment aux énoncés prospectifs figurant dans le présent prospectus simplifié ou qui y sont intégrés par renvoi. Ces énoncés sont valides uniquement à la date du présent prospectus simplifié ou à la date précisée dans les documents intégrés par renvoi au présent prospectus simplifié, selon le cas.

Plus particulièrement, le présent prospectus simplifié et les documents intégrés par renvoi renferment des énoncés prospectifs relatifs à ce qui suit :

- les caractéristiques de rendement des propriétés de pétrole et de gaz naturel de la Société;
- les niveaux de production du pétrole et du gaz naturel;
- la taille des réserves de pétrole et de gaz naturel;
- les prix et les coûts futurs ainsi que la sensibilité connexe des distributions;
- l'offre et la demande pour le pétrole et le gaz naturel;
- les attentes concernant la capacité de réunir du capital et d'ajouter de façon continue des réserves grâce à des acquisitions et à la mise en valeur;
- le traitement aux termes des régimes de réglementation et des lois fiscales des gouvernements;
- les programmes de dépenses en immobilisations.

Les résultats réels pourraient différer considérablement de ceux prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-après et figurant ailleurs dans le présent prospectus simplifié et dans les documents qui y sont intégrés par renvoi :

- la volatilité des cours du pétrole et du gaz naturel;
- les obligations inhérentes aux activités liées au pétrole et au gaz naturel;
- les incertitudes associées à l'estimation des réserves de pétrole et le gaz naturel;
- la concurrence visant, notamment, le capital, les acquisitions de réserves, les terrains non mis en valeur et le personnel compétent;
- les évaluations inexactes de la valeur des acquisitions et des programmes d'exploration et de mise en valeur;
- les problèmes liés à la géologie, à la technique, au forage et au traitement;
- les changements apportés aux lois de l'impôt sur le revenu ou aux lois fiscales et aux programmes incitatifs relatifs à l'industrie et aux fiducies de revenu pétrolières et gazières;
- l'échec de la matérialisation des avantages prévus des acquisitions, y compris les acquisitions;
- les autres facteurs dont il est question à la rubrique intitulée « Facteurs de risque », y compris les facteurs de risque intégrés par renvoi au présent prospectus simplifié.

Les énoncés relatifs aux « réserves » ou aux « ressources » sont réputés être des énoncés prospectifs, puisqu'ils comportent l'évaluation implicite, basée sur certaines estimations et hypothèses, que les ressources et les réserves décrites peuvent faire l'objet d'une production rentable dans l'avenir. Les lecteurs devraient savoir que la liste susmentionnée des facteurs n'est pas exhaustive. Les énoncés prospectifs figurant dans le présent prospectus simplifié et dans les documents intégrés par renvoi aux présentes sont expressément visés par cette mise en garde. Ni la Fiducie ni la Société ne comptent mettre à jour ou réviser publiquement les énoncés prospectifs, à l'exception de ce qui est requis aux termes de la législation en valeurs mobilières applicable.

MESURES HORS PCGR

Dans le présent prospectus simplifié et dans les documents qui y sont intégrés par renvoi, la Fiducie utilise les expressions « flux de trésorerie », « flux de trésorerie par part », « dette nette », « ratio de la dette à long terme sur les flux de trésorerie », « bénéfice distribuable » et « revenus nets » à titre d'indicateurs du rendement financier et afin de faciliter l'analyse comparative. Ces mesures ne sont pas des mesures reconnues par les principes comptables généralement reconnus du Canada (les « PCGR ») et elles n'ont pas de signification normalisée prescrite par les PCGR. Par conséquent, ces mesures, telles qu'elles sont définies par la Fiducie, peuvent ne pas être comparables à des mesures semblables présentées par d'autres émetteurs. Les investisseurs sont avisés du fait que les « flux de trésorerie » et les « flux de trésorerie par part » ne doivent pas être perçus comme un substitut au bénéfice net, aux flux de trésorerie liés aux activités d'exploitation ni à d'autres mesures du rendement financier calculées conformément aux PCGR. La Fiducie considère que les « flux de trésorerie » constituent une mesure importante étant donné qu'ils démontrent la capacité qu'a la Fiducie de générer les flux de trésorerie nécessaires au versement des distributions, au remboursement de la dette et au financement des dépenses en immobilisations futures. La Fiducie considère que la « dette nette » constitue une mesure utile de l'effet de levier financier total de la Fiducie. La Fiducie considère que le « ratio de la dette à long terme sur les flux de trésorerie » constitue une mesure utile permettant de comparer l'effet de levier financier de la Fiducie avec celui de ses pairs. La Fiducie considère que les « revenus nets » constituent une mesure utile pour comparer les résultats de la Fiducie avec ceux de ses pairs. Le montant des flux de trésorerie ne peut pas être garanti et les distributions futures peuvent varier.

ABRÉVIATIONS

Dans le présent prospectus simplifié, les abréviations énumérées ci-après ont le sens qui est indiqué :

« **API** » désigne des degrés American Petroleum Institute, soit une mesure de la densité des hydrocarbures.

« **b** » désigne un baril.

« **b/j** » désigne le nombre de barils par jour.

« **bep** » désigne des barils équivalent pétrole. Un baril équivalent pétrole est déterminé en convertissant un volume de gaz naturel en barils en utilisant le ratio de 6 kpi^3 pour un baril. Les bep peuvent être trompeurs, particulièrement s'ils sont utilisés seuls. Le ratio de conversion des bep de 6 kpi^3:1b est établi en fonction d'une méthode de conversion d'équivalence de l'énergie applicable principalement au bec du brûleur et ne représente pas une équivalence de valeur à la tête du puits.

« **bep/j** » désigne un baril équivalent pétrole par jour.

« **Gpi^3** » désigne un milliard de pieds cubes.

« **kb** » désigne un millier de barils.

« **kbep** » désigne un millier de barils équivalent pétrole.

« **kpi^3** » désigne un millier de pieds cubes.

« **kpi^3/j** » désigne un millier de pieds cubes par jour.

« **LGN** » désigne des liquides de gaz naturel.

« **Mb** » désigne un million de barils.

« **Mbep** » désigne un million de barils équivalent pétrole.

« **Mpi^3** » désigne un million de pieds cubes.

« **Mpi^3/j** » désigne un million de pieds cubes par jour.

Les termes au singulier uniquement comprennent le pluriel et vice versa, et les termes au masculin comprennent le féminin et vice versa. À moins d'indication contraire, dans le présent prospectus simplifié, le numéraire est exprimé en dollars canadiens.

DÉFINITIONS

Dans le présent prospectus simplifié, les termes énumérés ci-après ont le sens qui suit :

« **acquisition de Markedon** » désigne l'acquisition par la Société de la totalité des actions émises et en circulation de Markedon;

« **acquisition de Monroe** » désigne l'acquisition par la Société de la totalité des actions émises et en circulation de Monroe;

« **acquisition de Resolute** » désigne l'arrangement entré en vigueur le 29 avril 2005 effectué aux termes des dispositions de l'article 193 de la loi intitulée *Business Corporations Act* (Alberta) entre la Fiducie, la Société, Resolute et d'autres parties, aux termes duquel la Fiducie a acquis indirectement la majorité des éléments d'actif pétroliers et gaziers de Resolute;

« **acquisitions** » désigne l'acquisition de Markedon et l'acquisition de Monroe;

« **acte de fiducie** » désigne l'acte de fiducie devant intervenir à la date de la clôture du placement entre la Fiducie, la Société et le fiduciaire des débentures, régissant les modalités des débentures;

« **actif de Markedon** » désigne les propriétés de pétrole et de gaz naturel de Markedon;

« **actif de Monroe** » désigne les propriétés de pétrole et de gaz naturel de Monroe;

« **actif de Resolute** » désigne les propriétés pétrolières et gazières de Resolute acquises indirectement par la Fiducie aux termes de l'acquisition de Resolute;

« **actions échangeables** » désigne les actions échangeables du capital de la Société;

« **actions ordinaires** » désigne les actions ordinaires du capital de la Société;

« **AJM** » désigne AJM Petroleum Consultants, conseillers techniques pétroliers et géologiques indépendants de Calgary, en Alberta;

« **ARC** » désigne l'Agence du revenu du Canada;

« **arrangement relatif à Esprit** » désigne l'arrangement, qui est entré en vigueur le 1er octobre 2004, effectué aux termes des dispositions de l'article 192 de la LCSA, entre la Fiducie, la Société, Esprit Acquisition Corp., Esprit Exchangeco Ltd. et d'autres parties;

« **billet** » ou « **billets** » désigne les billets non garantis subordonnés émis par la Société en faveur de la Fiducie;

« **bruts** » ou « **brutes** » désigne :

a) relativement à la participation d'un émetteur dans une production ou des réserves, les « réserves brutes d'un émetteur » qui correspondent à la part de la participation directe (avec et sans exploitation) de l'émetteur avant la déduction des redevances et sans inclure les droits de redevances de cet émetteur;

b) relativement aux puits, le nombre total de puits dans lesquels l'émetteur possède une participation;

c) relativement aux propriétés, la zone totale de propriétés dans lesquelles l'émetteur a une participation;

« **CDS** » désigne La Caisse canadienne de dépôt de valeurs limitée;

« **CIAR** » désigne le crédit ou les réductions à l'égard des redevances à la Couronne qui sont versées ou créditées par la Couronne, y compris celles payées ou créditées aux termes de la loi intitulée *Alberta Corporate Tax Act*, qui sont communément appelées « crédit de l'Alberta au titre des redevances »;

« **conseil d'administration** » désigne le conseil d'administration de la Société;

« **conseil des fiduciaires** » désigne le conseil des fiduciaires de la Fiducie;

« **convention d'achat de Markedon** » désigne la convention d'achat d'actions datée du 7 juillet 2005 entre la Société, Markedon et chacun des actionnaires de Markedon, aux termes de laquelle les actionnaires ont convenu de vendre, et la Société a convenu d'acheter, la totalité des actions émises et en circulation de Markedon;

« **convention d'achat de Monroe** » désigne la convention d'achat d'actions datée du 7 juillet 2005 entre la Société, Monroe et chacun des actionnaires de Monroe, aux termes de laquelle les actionnaires ont convenu de vendre, et la Société a convenu d'acheter, la totalité des actions émises et en circulation de Monroe;

« **convention d'administration** » désigne la convention d'administration modifiée et mise à jour datée du 30 juin 2005 conclue entre la Fiducie et la Société;

« **convention de fiducie** » désigne la convention de fiducie datée du 16 août 2004, dans sa version modifiée et mise à jour le 30 septembre 2004 et le 30 juin 2005, aux termes de laquelle la Fiducie a été créée, dans sa version modifiée à l'occasion;

« **convention de prise ferme** » désigne la convention de prise ferme datée du 11 juillet 2005 conclue entre la Société, la Fiducie et les preneurs fermes concernant le placement;

« **convention relative à la PRN** » désigne la convention relative à la participation au revenu net datée du 1er octobre 2004 entre la Société et la Fiducie;

« **convention relative aux billets** » désigne la convention relative aux billets conclue entre la Société et Société de fiducie Computershare du Canada régissant l'émission des billets;

« **date d'échéance finale** » désigne le 31 décembre 2010, soit la date à laquelle les débentures viendront à échéance si l'acquisition de Markedon est réalisée avant le moment de la résiliation;

« **date d'échéance initiale** » désigne le 31 août 2005;

« **débentures** » désigne les débentures subordonnées non garanties prorogeables convertibles à 6,50 % de la Fiducie offertes aux termes du présent prospectus simplifié;

« **dette de premier rang** » désigne le capital et la prime, s'il y a lieu, ainsi que l'intérêt sur ceux-ci et les autres sommes relatives à l'ensemble des dettes, du passif et des obligations de la Fiducie (qu'ils soient impayés à la date de l'acte de fiducie ou créés, engagés, pris en charge ou garantis par la suite), y compris les réclamations de créanciers commerciaux et d'autres créanciers, à l'exception des dettes attestées par les débentures et toutes les autres débentures existantes et futures ou les autres documents de la Fiducie qui, selon les modalités du document créant ou attestant la dette, sont considérés comme étant de rang égal aux débentures ou subordonnés à celles-ci en ce qui a trait au droit de paiement;

« **droits postérieurs à l'arrangement** » désigne les droits octroyés aux termes de l'arrangement relatif à Esprit qui, avant la reclassification, permettaient au porteur de recevoir de la Fiducie une part de catégorie A ou une part de catégorie B, selon le cas, à la remise à l'agent des transferts de la Fiducie d'une déclaration de résidence dûment remplie et signée et qui, après la reclassification, permettent au porteur de recevoir de la Fiducie une part de fiducie

en communiquant avec l'agent des transferts de la Fiducie;

« **États-Unis** » ou « **É.-U.** » désigne les États-Unis d'Amérique;

« **EUB** » désigne l'Alberta Energy and Utilities Board;

« **fiduciaire des débentures** » désigne Société de fiducie Computershare du Canada, ou une entité remplaçante aux termes de l'acte de fiducie;

« **Fiducie** » désigne Esprit Energy Trust, fiducie formée sous le régime des lois de l'Alberta;

« **GLJ** » désigne Gilbert Laustsen Jung Associates Ltd., conseillers techniques géologiques et pétroliers de Calgary, en Alberta;

« **jour ouvrable** » désigne un jour, qui n'est pas un samedi, un dimanche ou un jour férié, où les banques de l'endroit où une mesure doit être prise aux termes des présentes sont généralement ouvertes pour des opérations bancaires commerciales;

« **LCSA** » désigne la *Loi canadienne sur les sociétés par actions*, dans sa version modifiée, y compris son règlement d'application;

« **Loi de 1933** » désigne la loi intitulée *Securities Act of 1933*, dans sa version modifiée;

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), L.R.C. 1985, c. 1 (5e supplément), dans sa version modifiée, y compris son règlement d'application;

« **Markedon** » désigne Markedon Energy Ltd.;

« **moment de la résiliation** » désigne la première des éventualités suivantes à survenir, à savoir (i) 17 h (heure de Calgary) le 31 août 2005, si l'acquisition de Markedon n'est pas entrée en vigueur à ce moment; (ii) l'heure et la date, s'il y a lieu, à laquelle la convention d'achat de Markedon ou toute modification apportée à celle-ci est résiliée; et (iii) l'heure et la date, s'il y a lieu, à laquelle la Fiducie avise les preneurs fermes ou annonce publiquement qu'elle n'a pas l'intention de donner suite à l'acquisition de Markedon.;

« **Monroe** » désigne Monroe Energy Inc.;

« **nets** » ou « **nettes** » désigne :

a) relativement à la participation d'un émetteur dans une production ou dans des réserves, les « réserves brutes de l'émetteur », qui correspondent à la part de la participation directe (avec et sans exploitation) de l'émetteur après la déduction des obligations de redevances, majorée des droits de redevances de l'émetteur dans la production ou les réserves;

b) relativement aux puits, le nombre de puits obtenus en totalisant la participation directe de l'émetteur dans chacun de ses puits bruts;

c) relativement à la participation d'un émetteur dans une propriété, la zone totale dans laquelle l'émetteur possède une participation multipliée par la participation directe détenue par l'émetteur;

« **notice annuelle** » désigne la notice annuelle de renouvellement révisée de la Fiducie datée du 31 mars 2005 pour l'exercice terminé le 31 décembre 2004;

« **parts de fiducie** » désigne les parts de la Fiducie;

« **parts de fiducie de catégorie A** » désigne les parts de fiducie de catégorie A du capital de la Fiducie qui existent immédiatement avant la reclassification dont il est question à la rubrique intitulée « Faits récents – Reclassification des parts de fiducie »;

« **parts de fiducie de catégorie B** » désigne les parts de fiducie de catégorie B du capital de la Fiducie qui existent immédiatement avant la reclassification dont il est question à la rubrique intitulée « Faits récents – Reclassification des parts de fiducie »;

« **parts spéciales comportant droit de vote** » désigne les parts spéciales comportant droit de vote de la Fiducie pouvant être émises aux termes de la convention de fiducie;

« **PCGR** » désigne les principes comptables généralement reconnus au Canada;

« **placement** » désigne le placement, aux termes du présent prospectus simplifié, de débentures d'un capital global de 100 000 000 $;

« **porteur de parts** » désigne un porteur de parts de fiducie;

« **porteurs de débentures** » désigne les porteurs de débentures à l'occasion;

« **preneurs fermes** » désigne, collectivement, Marchés mondiaux CIBC Inc., Scotia Capitaux Inc., Financière Banque Nationale inc., RBC Dominion valeurs mobilières Inc., Corporation FirstEnergy Capital, Peters & Co. Limited et Investissements Premiers Associés Inc.;

« **prix de rachat** » désigne le prix auquel les débentures peuvent être rachetées, soit 1,050 $ la débenture après le 31 décembre 2008 et au plus tard le 31 décembre 2009, et 1,025 $ la débenture après le 31 décembre 2009 et avant la date d'échéance finale;

« **prix et coûts constants** » désigne les prix et coûts utilisés dans une estimation :

a) qui représentent les prix et les coûts de l'émetteur à la date de prise d'effet de l'estimation, qui sont maintenus constants au cours des durées de vie estimatives des propriétés auxquelles l'estimation s'applique;

b) s'ils constituent des prix ou des coûts futurs fixes ou actuellement déterminables auxquels l'émetteur est légalement lié par une obligation contractuelle ou une autre obligation d'offrir un produit physique, y compris ceux pour une période de prolongation d'un contrat qui est susceptible d'être prolongé, ces prix ou ces coûts plutôt que les prix et les coûts dont il est question au paragraphe a);

« **prix et coûts prévisionnels** » désigne les prix et coûts futurs :

a) qui sont généralement acceptables comme une perspective d'avenir raisonnable;

b) s'ils constituent des prix ou des coûts futurs fixes ou actuellement déterminables auxquels l'émetteur est légalement lié par une obligation contractuelle ou une autre obligation d'offrir un produit physique, y compris ceux pour une période de prolongation d'un contrat qui est susceptible d'être prolongé, ces prix ou ces coûts plutôt que les prix et les coûts dont il est question au paragraphe a);

« **PRN** » désigne la participation au revenu net octroyée aux termes de la convention relative à la PRN;

« **rapport AJM sur Markedon** » désigne l'évaluation technique indépendante des réserves de pétrole, de LGN et de gaz naturel de Markedon préparée par AJM, datée du 10 mai 2005 et avec prise d'effet le 1er juin 2005;

« **rapport AJM sur Monroe** » désigne l'évaluation technique indépendante des réserves de pétrole, de LGN et de gaz naturel de Monroe préparée par AJM, datée du 11 mai 2005 et avec prise d'effet le 1er juin 2005;

« **rapport GLJ sur Esprit** » désigne l'évaluation technique indépendante des réserves de pétrole, de LGN et de gaz naturel de la Société préparée par GLJ, datée du 15 mars 2005 et avec prise d'effet le 31 décembre 2004;

« **rapport GLJ sur Resolute** » désigne l'évaluation technique indépendante des réserves de pétrole, de LGN et de gaz naturel à l'égard de l'actif de Resolute préparée par GLJ, datée du 6 juillet 2005 et avec prise d'effet le 31 décembre 2004;

« **régimes exonérés** » désigne les régimes enregistrés d'épargne-retraite, les fonds enregistrés de revenu de retraite, les régimes de participation différée aux bénéfices et les régimes enregistrés d'épargne-études;

« **réserves** » désigne les quantités restantes estimatives de pétrole, de gaz naturel et de substances apparentées qu'on prévoit pouvoir récupérer de gisements connus, à partir d'une date donnée, en fonction de ce qui suit :

a) l'analyse des données de forage ainsi que des données géologiques, géophysiques et techniques;

b) l'utilisation de la technologie connue;

c) des conditions économiques précises, généralement acceptées comme raisonnables et indiquées;

« **réserves mises en valeur** » désigne les réserves qu'on prévoit récupérer par l'entremise de puits existants et d'installations actuelles ou, à défaut d'installations déjà montées, dont la mise en production nécessiterait des dépenses peu élevées (par exemple, comparativement au coût de forage d'un puits);

« **réserves mises en valeur exploitées** » désigne les réserves qu'on prévoit récupérer d'intervalles d'achèvement ouverts au moment de l'estimation. Ces réserves peuvent être exploitées à l'heure actuelle ou bien, si elles sont inutilisées, elles doivent avoir été mises en production antérieurement, et la date de reprise de la production doit être connue avec une certitude raisonnable;

« **réserves non mises en valeur** » désigne les réserves qu'on prévoit récupérer à partir de gisements connus dont la mise en production nécessiterait des dépenses considérables (par exemple, comparativement aux coûts du forage d'un puits). Elles doivent respecter pleinement les critères de la catégorie de réserves (par exemple, prouvées ou probables) à laquelle elles sont attribuées;

« **réserves probables** » désigne les réserves additionnelles pour lesquelles la certitude de récupération est inférieure à celle des réserves prouvées. Il est tout aussi probable que les quantités restantes effectivement récupérées seront supérieures ou inférieures à la somme des réserves prouvées et des réserves probables estimatives. Il existe une probabilité d'au moins 50 % que les quantités effectivement récupérées seront égales ou supérieures à la somme des réserves prouvées et des réserves probables estimatives;

« **réserves prouvées** » désigne les réserves qu'on estime avec une certitude élevée pouvoir récupérer. Il existe une probabilité d'au moins 90 % que les quantités effectivement récupérées seront égales ou supérieures aux réserves prouvées estimatives;

« **Resolute** » désigne Resolute Energy Inc.;

« **TSX** » désigne la Bourse de Toronto.

DOCUMENTS INTÉGRÉS PAR RENVOI

Des renseignements sont intégrés par renvoi au présent prospectus simplifié qui proviennent de documents déposés auprès des commissions des valeurs mobilières ou d'autres autorités analogues au Canada. On peut obtenir sans frais des exemplaires des documents intégrés par renvoi aux présentes sur demande adressée au vice-président, Finances, et secrétaire général de la Société au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1, téléphone : (403) 213-3700, télécopieur : (403) 213-3710. Aux fins de la province de Québec, le présent prospectus simplifié renferme des renseignements conçus pour être complétés par la consultation du dossier d'information. On peut obtenir un exemplaire du dossier d'information auprès du vice-président, Finances, et secrétaire général de la Société à l'adresse et au numéro de téléphone susmentionnés. De plus, on peut obtenir des exemplaires des documents intégrés par renvoi aux présentes auprès des commissions des valeurs mobilières ou autorités analogues au Canada par l'intermédiaire du site Web de SEDAR à l'adresse www.sedar.com.

Les documents suivants de la Fiducie sont déposés auprès des diverses commissions des valeurs mobilières ou autorités analogues dans les provinces du Canada, et sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle;

b) la circulaire d'information de la direction de la Fiducie datée du 31 mars 2005 relative à l'assemblée annuelle des porteurs de parts de la Fiducie qui a eu lieu le 12 mai 2005, à l'exception des rubriques intitulées « Rapport sur la rémunération de la haute direction », « Graphique de rendement » et « Annexe A – Énoncés des pratiques en matière de régie d'entreprise »;

c) les bilans consolidés vérifiés de la Fiducie aux 31 décembre 2004 et 2003 et les états consolidés des résultats et du déficit et des flux de trésorerie pour les exercices terminés à ces dates, ainsi que les notes y afférentes et le rapport des vérificateurs;

d) le rapport de gestion de la Fiducie au 31 décembre 2004 et pour l'exercice terminé à cette date;

e) le bilan consolidé non vérifié de la Fiducie au 31 mars 2005 et les états des résultats nets et du déficit et des flux de trésorerie pour le trimestre terminé à cette date, y compris les notes y afférentes;

f) le rapport de gestion de la Fiducie au 31 mars 2005 et pour le trimestre terminé à cette date;

g) la déclaration de changement important de la Fiducie datée du 14 mars 2005 relative à l'acquisition de Resolute;

h) la déclaration de changement important de la Fiducie datée du 30 juin 2005 relative à la reclassification;

i) la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005 relative à l'acquisition de Resolute;

j) la déclaration de changement important de la Fiducie datée du 11 juillet 2005 relative à l'acquisition de Markedon et à l'acquisition de Monroe;

k) les bilans consolidés vérifiés de Resolute aux 31 décembre 2004 et 2003 ainsi que les états consolidés des résultats, des bénéfices non répartis (du déficit) et des flux de trésorerie pour les exercices terminés à ces dates, ainsi que les notes y afférentes et le rapport des vérificateurs s'y rattachant, comme ces documents figurent dans la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005;

l) le bilan consolidé non vérifié de Resolute au 31 mars 2005 et l'état consolidé des résultats, des bénéfices non répartis (du déficit) et des flux de trésorerie pour la période de trois mois terminée les 31 mars 2005 et 2004, ainsi que les notes y afférentes, comme ces documents figurent dans la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005;

m) le bilan consolidé pro forma non vérifié de la Fiducie au 31 mars 2005 ainsi que les états consolidés pro forma non vérifiés des résultats de la Fiducie pour l'exercice terminé le 31 décembre 2004 et pour la période de trois mois terminée le 31 mars 2005, tenant compte de l'acquisition de Resolute, comme ces documents figurent dans la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005.

Les déclarations de changement important (à l'exception des déclarations confidentielles), les états financiers intermédiaires comparatifs, les états financiers annuels comparatifs et le rapport des vérificateurs s'y rattachant ainsi que les circulaires d'information (à l'exclusion des rubriques qui n'ont pas à être intégrées par renvoi aux présentes aux termes de la Norme canadienne 44-101 intitulée *Placement de titres au moyen d'un prospectus simplifié* des Autorités canadiennes en valeurs mobilières) déposés par la Fiducie auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada après la date du présent prospectus simplifié et avant la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Toute déclaration figurant dans un document intégré par renvoi ou réputé être intégré par renvoi aux présentes est réputée modifiée ou remplacée aux fins du présent prospectus simplifié dans la mesure où une déclaration figurant aux présentes ou dans tout autre document déposé ultérieurement qui est également ou est réputé être intégré par renvoi aux présentes modifie ou remplace cette déclaration. La déclaration de modification ou de remplacement n'a pas à énoncer qu'elle modifie ou remplace une déclaration antérieure ou à inclure tout autre renseignement énoncé dans le document qu'elle modifie ou remplace. Le fait de faire une déclaration de remplacement ou de modification n'est pas réputé constituer une admission, à quelque fin que ce soit, que la déclaration modifiée ou remplacée constituait, lorsqu'elle a été faite, une déclaration fausse ou trompeuse portant sur un fait important ou une omission de déclarer un fait important qui doit être déclaré ou qui est nécessaire pour qu'une déclaration ne soit pas trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée n'est pas réputée, sauf dans la mesure où elle est ainsi modifiée ou remplacée, faire partie du présent prospectus simplifié.

SOMMAIRE

Le texte qui suit est un sommaire de certains renseignements figurant dans le présent prospectus simplifié, il est visé dans son intégralité par les renseignements plus détaillés figurant ailleurs dans le présent prospectus simplifié et il devrait être lu en se rapportant à ceux-ci.

La Fiducie

La Fiducie est une fiducie de placement non constituée en société à capital variable régie par les lois de la province d'Alberta et créée aux termes de la convention de fiducie. Le siège social de la Fiducie est situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1. La Fiducie a été formée le 16 août 2004 et a commencé ses activités le 1er octobre 2004 à la suite de la réalisation de l'arrangement relatif à Esprit.

Les acquisitions

Acquisition de Markedon

Le 7 juillet 2005, la Société a conclu la convention d'achat de Markedon aux termes de laquelle elle a convenu d'acquérir la totalité des actions émises et en circulation de Markedon moyennant un prix d'achat global d'environ 72 500 000 $, sous réserve de rajustements à la clôture. Le prix d'achat sera financé indirectement par la Fiducie, en utilisant le produit tiré du placement. Se reporter à la rubrique intitulée « Emploi du produit ».

L'actif de Markedon est composé d'actifs pétroliers, gaziers et de LGN situés principalement en Alberta. À l'heure actuelle, les éléments d'actif produisent environ 1 320 bep/j, composés de 2 157 kpi^3/j de gaz naturel et de 960 b/j de LGN et de pétrole. La Société exploitera 90 % de la production acquise et détiendra diverses participations directes dans les propriétés qui s'élèveront en moyenne à 86 %. Par suite de l'acquisition de Markedon, la Société fera également l'acquisition de 17 362 acres nets de terres non mises en valeur. Outre l'ajout d'occasions d'expansion à l'interne, la Société estime que les éléments d'actif permettent de diversifier son actif, réduisant ainsi les risques liés à l'exploitation.

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Markedon. Ces estimations produites à l'interne reflètent une évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation de l'acquisition de Markedon et pour prendre la décision de réaliser cette acquisition.

Selon le rapport AJM sur Markedon, l'acquisition de Markedon ajoutera, avant la déduction des droits de redevances, environ 2,931 Mbep de réserves prouvées et 4,527 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 4,534 Gpi^3 de gaz naturel et à 1,158 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 1,914 Mbep de réserves prouvées totales comparativement à 2,931 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 6,8 Gpi^3 de gaz naturel et à 2,51 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 3,640 Mbep de réserves prouvées et de réserves probables comparativement à 4,527 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon.

En fonction de la production actuelle, l'actif de Markedon aura un indice de durée de vie des réserves d'environ 9,4 années (en fonction des réserves prouvées et probables) et de 6,1 années (en fonction des réserves prouvées totales). Veuillez consulter l'annexe A intitulée « Information concernant l'actif de Markedon » ainsi que la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

La clôture de l'acquisition de Markedon devrait avoir lieu le 8 août 2005 ou à une date ultérieure convenue par les parties. À l'heure actuelle, la Société est en train de réaliser un contrôle préalable sur l'environnement et les titres relativement à l'actif de Markedon. La clôture est assujettie aux conditions habituelles d'opérations de cette nature.

Acquisition de Monroe

Le 7 juillet 2005, la Société a conclu la convention d'achat de Monroe dans le cadre de laquelle elle a convenu d'acheter la totalité des actions émises et en circulation de Monroe moyennant un prix d'achat global d'environ 28 750 000 $, sous réserve de rajustements à la clôture. Le prix d'achat sera financé indirectement par la Fiducie, en utilisant le produit tiré du placement. Se reporter à la rubrique intitulée « Emploi du produit ».

L'actif de Monroe est composé d'actifs pétroliers, gaziers et de LGN situés dans la région de l'Alberta. À l'heure actuelle, les éléments d'actif produisent environ 525 bep/j, composés de 757 kpi^3/j de gaz naturel et de 399 b/j de LGN et de pétrole. La Société exploitera la totalité de la production acquise. Par suite de l'acquisition de Monroe, la Société fera l'acquisition de 720 acres nets de terres non mises en valeur. Outre l'ajout d'occasions d'expansion à l'interne, la Société estime que les éléments d'actif permettent de diversifier son actif, réduisant ainsi les risques liés à l'exploitation.

La Société a examiné les estimations figurant dans le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Monroe. Ces estimations produites à l'interne reflètent une évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation de l'acquisition de Monroe et pour prendre la décision de réaliser cette acquisition.

Selon le rapport AJM sur Monroe, l'acquisition de Monroe ajoutera, avant la déduction des droits de redevances, environ 1,061 Mbep de réserves prouvées et 1,612 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 1,672 Gpi^3 de gaz naturel et à 0,381 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 0,660 Mbep de réserves prouvées totales comparativement à 1,061 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Monroe. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 2,665 Gpi^3 de gaz naturel et à 0,933 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 1,377 Mbep de réserves prouvées et de réserves probables comparativement à 1,612 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Monroe.

En fonction de la production actuelle, l'actif de Monroe a un indice de durée de vie des réserves d'environ 8,4 années (en fonction des réserves prouvées et probables) et de 5,5 années (en fonction des réserves prouvées totales). Se reporter à l'annexe B intitulée « Information concernant l'actif de Monroe » et à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

La clôture de l'acquisition de Monroe devrait avoir lieu le 8 août 2005 ou à une date ultérieure qui peut être convenue par les parties. À l'heure actuelle, la Société est en train de réaliser un contrôle préalable sur l'environnement et sur les titres relativement à l'actif de Monroe. La clôture est assujettie aux conditions habituelles d'opérations de cette nature.

Le placement

Émission : Débentures d'un capital global de 100 000 000 $.

Prix : 1 000 $ la débenture.

Emploi du produit :	La Fiducie affectera le produit net tiré du placement, évalué à 95 500 000 $ après déduction de la rémunération des preneurs fermes de 4 000 000 $ et des dépenses du placement de 500 000 $, au financement indirect des acquisitions et des coûts connexes de l'opération. Se reporter à la rubrique intitulée « Emploi du produit ».
Échéance :	Les débentures viendront à échéance initialement le 31 août 2005. Si la clôture de l'acquisition de Markedon a lieu au plus tard au moment de la résiliation, la date d'échéance sera automatiquement reportée du 31 août 2005 au 31 décembre 2010.
Intérêt :	6,50 % par année. En supposant la prolongation de l'échéance des débentures à la date d'échéance finale, l'intérêt sur les débentures sera payable semestriellement, à terme échu, le 30 juin et le 31 décembre de chaque année, à compter du 31 décembre 2005. Le premier versement d'intérêt du 31 décembre 2005 correspondra à 27,78 $ par tranche de 1 000 $ de capital de débentures et comprendra l'intérêt cumulé à compter de la date de clôture jusqu'au 31 décembre 2005, exclusivement.
Conversion :	Chaque débenture sera convertible en parts de fiducie au gré du porteur en tout temps avant la fermeture des bureaux à la première des éventualités à survenir, soit la date d'échéance initiale ou la date d'échéance finale, selon le cas, et le jour ouvrable précédant immédiatement la date déterminée par la Société pour le rachat des débentures, au prix de conversion de 13,85 $ la part de fiducie, soit un taux de conversion d'environ 72,20217 parts de fiducie par tranche de capital de 1 000 $ de débentures, sous réserve de rajustements de la façon prévue dans l'acte de fiducie. Les porteurs qui convertissent leurs débentures recevront l'intérêt cumulé et impayé sur celles-ci jusqu'à la date de conversion.
Rachat au gré de l'émetteur :	Les débentures ne pourront être rachetées avant le 31 décembre 2008. Après le 31 décembre 2008 et avant l'échéance, les débentures pourront être rachetées, en totalité ou en partie, à l'occasion au gré de la Fiducie moyennant un préavis d'au plus 60 jours et d'au moins 30 jours, au prix de 1,050 $ la débenture après le 31 décembre 2008, et au plus tard le 31 décembre 2009 et au prix de 1,025 $ la débenture après le 31 décembre 2009 et avant la date d'échéance finale (chacun, un « prix de rachat »), dans chaque cas, majoré de l'intérêt cumulé et impayé sur celles-ci, s'il y a lieu, jusqu'à la date de rachat.
Paiement au rachat ou à l'échéance :	Dans le cadre du rachat ou à la date d'échéance finale, la Fiducie pourra, à son gré, moyennant un préavis d'au plus 60 jours et d'au moins 30 jours et sous réserve de l'approbation des organismes de réglementation, choisir de régler son obligation de payer le prix de rachat applicable ou le capital des débentures en émettant et en remettant le nombre de parts de fiducie librement négociables au Canada obtenues par la division du prix de rachat global des débentures impayées qui seront rachetées, ou le capital des débentures impayées qui sont venues à échéance, selon le cas, par 95 % du cours moyen pondéré des parts de fiducie à la TSX pour les 20 jours de bourse consécutifs prenant fin le cinquième jour de bourse précédant la date fixée pour le rachat ou la date d'échéance finale, selon le cas. L'intérêt cumulé et impayé sur celles-ci sera payé en espèces.
Changement de contrôle :	À la survenance d'un changement de contrôle de la Fiducie comportant l'acquisition du contrôle des voix d'au moins 66⅔ % des parts de fiducie, la Fiducie sera tenue de présenter une offre d'achat, dans les 30 jours suivant la réalisation du changement de contrôle, visant la totalité des débentures à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt cumulé et impayé jusqu'à la date à laquelle est survenu le changement de contrôle.

Subordination :

Le remboursement du capital et de la prime, s'il y a lieu, des débentures et le versement de l'intérêt sur celles-ci seront subordonnés en ce qui a trait au droit de paiement, de la façon indiquée dans l'acte de fiducie, au paiement intégral préalable de la totalité des dettes de premier rang de la Fiducie. Les débentures seront aussi subordonnées aux réclamations de créanciers des filiales de la Fiducie, sauf dans la mesure où la Fiducie est un créancier de cette filiale occupant un rang au moins égal à celui de ces autres créanciers. Les débentures ne limiteront pas la capacité de la Fiducie à contracter des dettes, du passif et des obligations supplémentaires, y compris des dettes qui sont de rang supérieur aux débentures, ou d'hypothéquer, de mettre en gage ou de grever d'une charge ses propriétés pour garantir une dette.

ESPRIT ENERGY TRUST

Généralités

La Fiducie est une fiducie de placement non constituée en société, à capital variable, régie par les lois de la province d'Alberta et créée aux termes de la convention de fiducie. Le siège social de la Fiducie est situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1. La Fiducie a été formée le 16 août 2004 et a commencé ses activités le 1er octobre 2004 par suite de la réalisation de l'arrangement relatif à Esprit.

Structure

La Fiducie est le porteur de la totalité des actions ordinaires de la Société. Le siège social de la Société est situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1 et son principal établissement est situé au 855 – 2nd Street S.W., bureau 4500, Calgary (Alberta) T2P 4K7.

Le diagramme qui suit présente la structure de la Fiducie en date des présentes :


Porteurs de parts
Parts de fiducie
Actionnaires pouvant participer à l'échange
Fiducie
Droits d'échange
100 % des actions ordinaires
100 % des actions ordinaires
Actions échangeables
Esprit Exchangeco Ltd.
PRN et billets
Esprit Exploration Ltd.

Activités de la Fiducie et de la Société

La principale activité de la Fiducie consiste à acquérir et à détenir indirectement, par l'intermédiaire de la Société, des participations dans des propriétés pétrolières et gazières ainsi que des actifs connexes. Les principaux éléments d'actif de la Fiducie sont les billets, les actions ordinaires et la PRN.

Le conseil des fiduciaires peut verser aux porteurs de parts la totalité ou une partie du revenu net de la Fiducie, déduction faite de la totalité des dépenses et du passif de la Fiducie exigibles et cumulés et qui sont imputables au revenu net de la Fiducie. À l'heure actuelle, on prévoit que le seul revenu devant être reçu par la Fiducie devrait être l'intérêt reçu sur le capital des billets ainsi que les paiements aux termes de la convention relative à la PRN. La Fiducie verse des distributions en espèces mensuelles aux porteurs de parts des intérêts créditeurs obtenus des billets et aux termes de la convention relative à la PRN, après les dépenses, s'il y a lieu, et les rachats en espèces de parts de fiducie.

La Société

La Société est une société fusionnée qui existe aux termes des dispositions de la LCSA. La principale activité de la Société est d'acquérir, de mettre en valeur, d'optimiser, d'exploiter et de produire des réserves de pétrole et de gaz naturel dans l'Ouest canadien.

FAITS RÉCENTS

Les acquisitions

Acquisition de Markedon

Le 7 juillet 2005, la Société a conclu la convention d'achat de Markedon aux termes de laquelle elle a convenu d'acquérir la totalité des actions émises et en circulation de Markedon moyennant un prix d'achat global d'environ 72 500 000 $, payables en espèces, sous réserve de rajustements à la clôture. Le prix d'achat sera financé indirectement par la Fiducie, en utilisant en partie le produit net tiré du placement. Se reporter à la rubrique intitulée « Emploi du produit ».

L'actif de Markedon est composé d'actifs pétroliers, gaziers et de LGN situés principalement en Alberta. À l'heure actuelle, les éléments d'actif produisent environ 1 320 bep/j, composés de 2 157 kpi^3/j de gaz naturel et 960 b/j de LGN et de pétrole. La Société exploitera 90 % de la production acquise et détiendra diverses participations directes dans les propriétés qui s'élèveront en moyenne à 86 %. Par suite de l'acquisition de Markedon, la Société fera également l'acquisition de 17 362 acres nets de terres non mises en valeur. Outre l'ajout d'occasions d'expansion à l'interne, la Société estime que les éléments d'actif permettent de diversifier son actif, réduisant ainsi les risques liés à l'exploitation.

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Markedon. Ces estimations produites à l'interne reflètent l'évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation de l'acquisition de Markedon et pour prendre la décision de réaliser cette acquisition.

Selon le rapport AJM sur Markedon, l'acquisition de Markedon ajoutera, avant la déduction des droits de redevances, environ 2,931 Mbep de réserves prouvées et 4,527 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 4,534 Gpi^3 de gaz naturel et à 1,158 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 1,914 Mbep de réserves prouvées totales comparativement à 2,931 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 6,8 Gpi^3 de gaz naturel et à 2,51 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 3,640 Mbep de réserves prouvées et de réserves probables comparativement à 4,527 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon.

En fonction de la production actuelle, l'actif de Markedon aura un indice de durée de vie des réserves d'environ 9,4 années (en fonction des réserves prouvées et probables) et de 6,1 années (en fonction des réserves prouvées totales). Veuillez consulter l'annexe A intitulée « Information concernant l'actif de Markedon » ainsi que la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Dans le cadre de l'acquisition de Markedon, les actionnaires de Markedon ont accepté d'indemniser la Société à l'égard de certaines responsabilités qui pourraient résulter directement d'une violation de la convention d'achat de Markedon par Markedon ou ces actionnaires, y compris des manquements aux déclarations, aux garanties et aux engagements faits ou pris par Markedon ou les actionnaires, sous réserve de certaines exceptions. De plus, les

actionnaires de Markedon ont accepté d'indemniser la Société à l'égard de toutes les réclamations découlant des activités exercées sur l'actif de Markedon ou relatives à celui-ci au plus tard à la clôture.

Dans le cadre de l'acquisition de Markedon, la Société a accepté d'indemniser les actionnaires de Markedon à l'égard de certaines responsabilités qui pourraient résulter directement d'une violation de la convention d'achat de Markedon par la Société, y compris des manquements aux déclarations, aux garanties et aux engagements faits ou pris par la Société, sous réserve de certaines exceptions. De plus, la Société a accepté d'indemniser les actionnaires de Markedon à l'égard de toutes les réclamations découlant des activités exercées sur l'actif de Markedon ou relatives à celui-ci après la clôture.

La clôture de l'acquisition de Markedon devrait avoir lieu le 8 août 2005 ou à une date ultérieure acceptée par les parties. À l'heure actuelle, la Société réalise un contrôle préalable sur l'environnement et les titres relativement à l'actif de Markedon. La clôture est assujettie aux conditions habituelles d'opérations de cette nature. La convention d'achat de Markedon peut être résiliée par la Société si certaines conditions préalables habituelles pour les opérations de cette nature ne sont pas respectées par Markedon ou les vendeurs, ou si elles n'ont pas fait l'objet d'une renonciation par la Société, à la date de clôture ou à l'acceptation des parties.

Acquisition de Monroe

Le 7 juillet 2005, la Société a conclu la convention d'achat de Monroe aux termes de laquelle elle a convenu d'acquérir la totalité des actions émises et en circulation de Monroe moyennant un prix d'achat global d'environ 28 750 000 $, payable en espèces, sous réserve de rajustements à la clôture. Le prix d'achat sera financé indirectement par la Fiducie, en utilisant en partie le produit net tiré du placement. Se reporter à la rubrique intitulée « Emploi du produit ».

L'actif de Monroe est composé d'actifs pétroliers, gaziers et de LGN situés dans la région de l'Alberta . À l'heure actuelle, les éléments d'actif produisent environ 525 bep/j, composés de 757 kpi^3/j de gaz naturel et de 399 b/j de LGN et de pétrole. La Société exploitera la totalité de la production acquise. Par suite de l'acquisition de Monroe, la Société fera également l'acquisition de 720 acres nets de terres non mises en valeur. Outre l'ajout d'occasions d'expansion à l'interne, la Société estime que les éléments d'actif permettent de diversifier son actif, réduisant ainsi les risques liés à l'exploitation.

La Société a examiné les estimations figurant dans le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Monroe. Ces estimations produites à l'interne reflètent l'évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation de l'acquisition de Monroe et pour prendre la décision de réaliser cette acquisition.

Selon le rapport AJM sur Monroe, l'acquisition de Monroe ajoutera, avant la déduction des droits de redevances, environ 1,061 Mbep de réserves prouvées et 1,612 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 1,672 Gpi^3 de gaz naturel et à 0,381 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 0,660 Mbep de réserves prouvées totales comparativement à 1,061 Mbep attribués à la même catégorie de réserve dans le rapport AJM sur Monroe. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 2,665 Gpi^3 de gaz naturel et à 0,933 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 1,377 Mbep de réserves prouvées et de réserves probables comparativement à 1,612 Mbep attribués à la même catégorie de réserve dans le rapport AJM sur Markedon.

En fonction de la production actuelle, l'actif de Monroe a un indice de durée de vie des réserves d'environ 8,4 années (en fonction des réserves prouvées et probables) et de 5,5 années (en fonction des réserves prouvées totales). Veuillez consulter l'annexe B intitulée « Information concernant l'actif de Monroe » ainsi que la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Dans le cadre de l'acquisition de Monroe, les actionnaires de Monroe ont accepté d'indemniser la Société à l'égard de certaines responsabilités qui pourraient résulter directement d'une violation de la convention d'achat de Monroe par Monroe ou ces actionnaires, y compris des manquements aux déclarations, aux garanties et aux engagements faits ou pris par Monroe ou les actionnaires, sous réserve de certaines exceptions. De plus, les actionnaires de Monroe ont accepté d'indemniser la Société à l'égard de toutes les réclamations découlant des activités exercées sur l'actif de Monroe ou relatives à celui-ci au plus tard à la clôture.

Dans le cadre de l'acquisition de Monroe, la Société a accepté d'indemniser les actionnaires de Monroe à l'égard de certaines responsabilités qui pourraient résulter directement d'une violation de la convention d'achat de Monroe par la Société, y compris des manquements aux déclarations, aux garanties et aux engagements faits ou pris par la Société, sous réserve de certaines exceptions. De plus, la Société a accepté d'indemniser les actionnaires de Monroe à l'égard de toutes les réclamations découlant des activités exercées sur l'actif de Monroe ou relatives à celui-ci après la clôture.

La clôture de l'acquisition de Monroe devrait avoir lieu le 8 août 2005 ou à une date ultérieure acceptée par les parties. À l'heure actuelle, la Société réalise un contrôle préalable sur l'environnement et sur les titres relativement à l'actif de Monroe. La clôture est assujettie aux conditions habituelles d'opérations de cette nature. La convention d'achat de Monroe peut être résiliée par la Société si certaines conditions préalables habituelles pour les opérations de cette nature ne sont pas respectées par Monroe ou les vendeurs, ou si elles n'ont pas fait l'objet d'une renonciation par la Société, à la date de clôture ou à l'acceptation des parties.

Reclassification des parts de fiducie

Avec prise d'effet le 30 juin 2005, la Fiducie a réalisé la reclassification de ses parts de catégorie A et de ses parts de catégorie B en circulation à ce moment-là en parts de fiducie (la « reclassification »). Aux termes de la reclassification : a) les restrictions de résidence rattachées aux parts de fiducie de catégorie B ont été retirées; b) toutes les dispositions dans la convention de fiducie relatives à la double structure de catégorie de parts de fiducie ont été retirées; c) les parts de fiducie de catégorie B sont maintenant désignées comme des parts de fiducie; et d) les parts de fiducie de catégorie A en circulation ont été échangées à raison d'une pour une contre des parts de fiducie. La reclassification n'a pas eu d'effet sur les porteurs d'actions échangeables, sauf qu'après la reclassification, ces porteurs recevront des parts de fiducie dans le cadre de l'échange de leurs actions échangeables. Aux termes de la reclassification, les porteurs des droits postérieurs à l'arrangement de la Fiducie pourront obtenir des parts de fiducie en communiquant avec l'agent des transferts de la Fiducie sans avoir à respecter l'exigence préalable de déclarer leur résidence. Pour de plus amples renseignements concernant la reclassification, se reporter à la déclaration de changement important de la Fiducie datée du 30 juin 2005 intégrée par renvoi au présent prospectus simplifié.

Acquisition de Resolute

Aux termes d'une convention d'arrangement datée du 14 mars 2005, et du plan d'arrangement énoncé aux présentes conclu entre la Fiducie, la Société, Resolute, Cordero Energy Inc. (« Cordero »), Cordero Finance Corp. et d'autres parties, le 29 avril 2005, la Fiducie a acquis indirectement la majorité de l'actif de Resolute et le solde de l'actif de Resolute ont été transférés à Cordero. Par suite du plan d'arrangement, les actionnaires de Resolute ont reçu 0,338 part de fiducie, 0,2857 action de Cordero et 0,0269 bon de souscription relatif à l'opération de Cordero, pouvant être exercé pendant 30 jours à la valeur estimative de l'actif de Cordero pour chaque action de Resolute détenue.

Aux fins de la Norme canadienne 44-101 – *Placement de titres au moyen d'un prospectus simplifié* des Autorités canadiennes en valeurs mobilières, l'acquisition de Resolute constitue une « acquisition importante » pour la Fiducie. Pour obtenir des renseignements supplémentaires concernant l'acquisition de Resolute, se reporter à la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005, intégrée par renvoi au présent prospectus simplifié, y compris les états financiers consolidés pro forma non vérifiés de la Fiducie figurant dans ce document, qui donnent effet à l'acquisition de Resolute. Pour obtenir de plus amples renseignements sur l'effet de l'acquisition de Resolute sur la Fiducie, se reporter à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Acquisitions ou opérations éventuelles

La Fiducie continue d'évaluer des acquisitions et des opérations éventuelles relatives à tous les types d'actifs pétroliers et gaziers dans le cadre de son programme d'acquisition continu. Généralement, la Fiducie est toujours en train d'évaluer des acquisitions et des opérations éventuelles qui, individuellement ou dans l'ensemble, pourraient être importantes. En date des présentes, la Société n'a pas conclu de convention visant des acquisitions ou des opérations importantes éventuelles. La Société ne peut prédire si des occasions actuelles ou futures donneront lieu à une ou plusieurs acquisitions ou opérations importantes pour la Fiducie.

EFFET DES ACQUISITIONS SUR LA FIDUCIE

Le tableau suivant présente certains renseignements opérationnels concernant la Fiducie, l'actif de Resolute, l'actif de Markedon et l'actif de Monroe ainsi que certains renseignements opérationnels combinés pro forma compte tenu de l'acquisition de Resolute et des acquisitions.

	Fiducie	Actif de Resolute	Actif de Markedon	Actif de Monroe	Combinés pro forma
Production quotidienne moyenne (avant les redevances, pour la période de trois mois terminée le 31 mars 2005)					
Pétrole brut et LGN (b/j)	1 704	1 587	722	277	4 290
Gaz naturel (kpi^3/j)	54 963	28 119	1 454	269	84 805
Équivalent pétrole (bep/j)	10 864	6 274	964	322	18 424
Production quotidienne moyenne (avant les redevances, pour l'exercice terminé le 31 décembre 2004)[1]					
Pétrole brut et LGN (b/j)	1 817	1 757	468	110	4 152
Gaz naturel (kpi^3/j)	56 237	26 001	1 357	162	83 757
Équivalent pétrole (bep/j)	11 190	6 091	695	137	18 113
Réserves prouvées (avant les redevances, au 31 décembre 2004)[2)3)4)]					
Pétrole brut et LGN (Mb)	5 439	3 963	1 907	696	12 005
Gaz naturel (Gpi^3)	196,4	70,1	7,1	2,5	276,1
Équivalent pétrole (Mbep)	38 174	15 652	3 093	1 118	58 037
Réserves prouvées et probables (avant les redevances, au 31 décembre 2004)[2)3)4)]					
Pétrole brut et LGN (Mb)	6 920	5 234	2 930	1 010	16 094
Gaz naturel (Gpi^3)	254,7	91,0	10,6	4,0	360,3
Équivalent pétrole (Mbep)	49 376	20 398	4 689	1 670	76 133

Notes :

1) La production quotidienne moyenne pour la Fiducie pour l'exercice terminé le 31 décembre 2004 est fondée sur les renseignements pro forma pour la Fiducie, compte tenu de l'arrangement relatif à Esprit.

2) Les renseignements concernant l'actif de Markedon et l'actif de Monroe sont fondés sur le rapport AJM sur Markedon et le rapport AJM sur Monroe, respectivement, qui ont été préparés en date du 1er juin 2005. Les réserves associées à l'actif de Markedon et à l'actif de Monroe au 31 décembre 2004 ont été calculées selon le rapport AJM sur Markedon et le rapport AJM sur Monroe, respectivement, en ajoutant la production de l'actif de Markedon et de l'actif de Monroe, selon le cas, pour les mois de janvier jusqu'à mai 2005 (115 kb de pétrole brut et de LGN et 0,284 Gpi^3 de gaz naturel pour l'actif de Markedon et 45 kb de pétrole brut et de LGN et 0,077 Gpi^3 de gaz naturel pour l'actif de Monroe).

3) Les renseignements concernant Resolute sont fondés sur le rapport GLJ sur Resolute qui a été préparé en date du 31 décembre 2004.

4) Les renseignements concernant la Fiducie sont fondés sur le rapport GLJ sur Esprit qui a été préparé en date du 31 décembre 2004.

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Markedon et à l'actif de Monroe. Ces estimations produites à l'interne reflètent l'évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation des acquisitions et pour prendre la décision de réaliser ces acquisitions.

Selon le rapport AJM sur Markedon, l'acquisition de Markedon ajoutera, avant la déduction des droits de redevances, environ 2,931 Mbep de réserves prouvées et 4,527 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 4,534 Gpi^3 de gaz naturel et à 1,158 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 1,914 Mbep de réserves prouvées totales comparativement à 2,931 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 6,8 Gpi^3 de gaz naturel et à 2,51 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 3,640 Mbep de réserves prouvées et de réserves probables comparativement à 4,527 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon.

Selon le rapport AJM sur Monroe, l'acquisition de Monroe ajoutera, avant la déduction des droits de redevances, environ 1,061 Mbep de réserves prouvées et 1,612 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 1,672 Gpi^3 de gaz naturel et à 0,381 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 0,660 Mbep de réserves prouvées totales comparativement à 1,061 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Monroe. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 2,665 Gpi^3 de gaz naturel et à 0,933 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 1,377 Mbep de réserves prouvées et de réserves probables comparativement à 1,612 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Monroe.

DESCRIPTION DES PARTS

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la convention de fiducie. Chaque part de fiducie accorde à son porteur une voix à toute assemblée des porteurs de parts et représente un intérêt bénéficiaire indivis fractionnaire égal dans une distribution versée par la Fiducie (soit de revenu net, de gains en capital réalisés nets ou d'autres sommes) et dans l'actif net de la Fiducie en cas de dissolution ou liquidation. Toutes les parts de fiducie sont de rang égal sans distinction, préférence ou priorité. Chaque part de fiducie est cessible, sous réserve du respect des lois sur les valeurs mobilières canadiennes applicables, n'est pas assujettie à des droits de conversion ou de préemption et permet à son porteur d'exiger que la Société rachète une partie ou la totalité des parts de fiducie détenues par ce porteur.

La convention de fiducie prévoit que les parts de fiducie, y compris les titres convertibles en parts de fiducie ou échangeables contre celles-ci, peuvent être créées, émises, vendues et livrées selon les modalités et les moments que le conseil des fiduciaires peut déterminer.

La convention de fiducie prévoit que la Fiducie ne pourra être maintenue ou établie principalement à l'avantage de non-résidents du Canada. À cet égard, si la Fiducie prend connaissance que des personnes qui sont des non-résidents du Canada sont les propriétaires véritables de plus de 49 % des parts de fiducie émises et en circulation, la convention de fiducie accorde au conseil des fiduciaires le pouvoir de prendre l'une ou l'autre des mesures suivantes : (i) exercer un droit d'achat et racheter les parts de fiducie détenues par les porteurs de parts qui sont des non-résidents du Canada de la façon déterminée par le conseil des fiduciaires; ou (ii) envoyer un avis aux porteurs de parts qui sont des non-résidents du Canada, choisis dans l'ordre inverse de l'ordre d'acquisition ou d'inscription, ou d'une toute autre façon déterminée par le conseil des fiduciaires, en joignant à ces porteurs de parts de vendre leurs parts de fiducie ou une tranche déterminée de celles-ci.

Pour obtenir des renseignements supplémentaires concernant les parts de fiducie, y compris des renseignements concernant la responsabilité limitée des porteurs de parts, les modalités des parts spéciales comportant droit de vote, le droit de rachat associé aux parts de fiducie, les assemblées des porteurs de parts et les modifications apportées à la convention de fiducie, se reporter à la rubrique intitulée « Renseignements concernant Esprit Energy Trust » figurant

dans la notice annuelle intégrée par renvoi aux présentes, comme elle a été mise à jour par la reclassification décrite dans la déclaration de changement important de la Fiducie datée du 30 juin 2005 intégrée par renvoi aux présentes.

Les parts de fiducie ne représentent pas un placement conventionnel et ne devraient pas être considérées par les épargnants comme des « actions » soit dans la Société, soit dans la Fiducie. À titre de porteurs de parts de fiducie, les porteurs de parts ne disposent d'aucun droit prévu par la loi associé normalement à la propriété d'actions d'une société par actions, y compris, par exemple, le droit d'intenter des actions « en oppression » ou des actions « similaires à l'action oblique ». La Fiducie n'est pas une entité reconnue légalement par les définitions pertinentes de la *Loi sur la faillite et l'insolvabilité* (Canada), de la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) et dans certains cas, de la *Loi sur les liquidations et les restructurations* (Canada). Pour cette raison, si une restructuration de la Fiducie était nécessaire, celle-ci ne pourrait avoir accès aux recours prévus par ces lois. Dans le cadre d'une restructuration, le statut des porteurs de parts peut être différent de celui des actionnaires d'une société par actions.

Le cours des parts de fiducie sera sensible, notamment, au bénéfice distribuable prévu provenant de la Fiducie et à la capacité de la Société à effectuer une croissance à long terme de la valeur de la Fiducie, de même qu'à une variété de conditions du marché, y compris, notamment, les taux d'intérêt, les prix des marchandises et la capacité de la Fiducie à maintenir et accroître la production. Les changements aux conditions du marché peuvent toucher de façon défavorable le cours des parts de fiducie. Se reporter à la rubrique intitulée « Facteurs de risque ».

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes des dispositions de cette loi ou d'une autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite aux termes de la législation sur les sociétés d'épargne et de fiducie puisqu'elle n'exerce pas les activités d'une société de fiducie ni n'en a l'intention.

COUVERTURE DES INTÉRÊTS

Les ratios de couverture des intérêts ci-après sont calculés sur une base consolidée pour les périodes de douze mois terminées le 31 décembre 2004 et le 31 mars 2005 et ils sont fondés sur les informations financières vérifiées pour ce qui est du 31 décembre 2004, et des informations financières non vérifiées pour ce qui est du 31 mars 2005.

Le bénéfice de la Fiducie avant les intérêts débiteurs et la charge d'impôts sur les bénéfices pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 s'est respectivement établi à 43,2 millions de dollars et à 42,2 millions de dollars. Les intérêts débiteurs de la Fiducie pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 se sont respectivement élevés à 9,7 millions de dollars et à 9,8 millions de dollars, soit un ratio de respectivement 4,4 et de 4,3 fois. Ces ratios de couverture des intérêts reflètent le bénéfice historique, déduction faite de l'incidence pro forma de l'acquisition de Resolute et des acquisitions, mais compte tenu des intérêts débiteurs afférents aux débentures.

Compte tenu de l'émission des débentures et de l'acquisition de Resolute, le bénéfice pro forma de la Fiducie avant les intérêts débiteurs et la charge d'impôts sur les bénéfices pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 serait de respectivement 44,9 millions de dollars et de 50,8 millions de dollars. Compte tenu de l'émission des débentures et de l'acquisition de Resolute, les intérêts débiteurs pro forma pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 seraient de respectivement 10,1 millions de dollars et de 10,3 millions de dollars, soit un ratio de couverture des intérêts de respectivement 4,5 et de 4,9 fois.

Compte tenu de l'émission des débentures, de l'acquisition de Resolute et des acquisitions, le bénéfice pro forma de la Fiducie avant les intérêts débiteurs et la charge d'impôts sur les bénéfices pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 serait de respectivement 41,1 millions de dollars et de 46,5 millions de dollars. Compte tenu de l'émission des débentures, de l'acquisition de Resolute et des acquisitions, les intérêts débiteurs pro forma pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 seraient de respectivement 10,5 millions de dollars et de 10,7 millions de dollars, soit un ratio de couverture des intérêts de respectivement 3,9 et de 4,3 fois.

STRUCTURE DU CAPITAL CONSOLIDÉ DE LA FIDUCIE

Le tableau ci-dessous présente la structure du capital consolidé de la Fiducie au 31 décembre 2004, au 31 mars 2005, au 31 mars 2005 compte tenu de l'acquisition de Resolute et au 31 mars 2005 compte tenu de l'acquisition de Resolute, des acquisitions et du placement.

Désignation	En circulation ou en cours au 31 décembre 2004	En circulation ou en cours au 31 mars 2005	En circulation ou en cours au 31 mars 2005 compte tenu de l'acquisition de Resolute	En circulation ou en cours au 31 mars 2005 compte tenu de l'acquisition de Resolute, des acquisitions et du placement
Parts de fiducie[1) 2)]	297 476 000 $ (40 183 000 parts de fiducie)	298 133 000 $ (40 289 000 parts de fiducie)	603 189 000 $ (64 367 000 parts de fiducie)	603 189 000 $ (64 367 000 parts de fiducie)
Parts spéciales comportant droit de vote	Néant	Néant	Néant	Néant
Débentures	Néant	Néant	Néant	100 000 000 [3)]
Dette à long terme[4)]	86 875 000 $	93 166 000 $	95 679 000 $[5)]	98 329 000 $[6)]

Notes :

1) Au 30 juin 2005, un nombre total de 447 423 parts de rendement étaient en circulation aux termes du régime d'intéressement en parts de rendement de la Fiducie. Pour obtenir de plus amples renseignements sur le régime d'intéressement en parts de rendement, il y a lieu de se reporter à la rubrique intitulée « Rémunération des fiduciaires et des hauts dirigeants – Régime d'intéressement en parts de rendement » de la circulaire d'information de la direction de la Fiducie datée du 31 mars 2005 relative à l'assemblée annuelle des porteurs de parts de la Fiducie qui a eu lieu le 12 mai 2005, circulaire intégrée par renvoi dans le présent prospectus simplifié.
2) Au 31 décembre 2004 et au 31 mars 2005, la Société avait, respectivement, 2 048 000 et 1 946 000 actions échangeables en circulation et une structure du capital de, respectivement, 15 731 000 $ et de 15 517 000 $.
3) Compte non tenu de la déduction de la rémunération des preneurs fermes de 4 000 000 $ et des frais estimatifs liés au placement de 500 000 $. Le montant en capital des débentures peut être racheté au gré de la Fiducie après le 31 décembre 2008 au moyen de l'émission de parts de fiducie. Les débentures peuvent aussi être converties au gré d'un porteur de débentures en un nombre fixe de parts de fiducie. Il y a lieu de se reporter à la rubrique intitulée « Modalités des débentures ». La composante capitaux propres des débentures, laquelle correspond à la juste valeur estimative de ces éléments, sera classée dans l'avoir des porteurs de parts.
4) La Fiducie a conclu une convention de crédit renouvelable avec un syndicat de banques à charte canadiennes portant sur une facilité de crédit à terme renouvelable et prorogeable d'un montant en capital maximum de 250 000 000 $ (la « facilité de crédit renouvelable ») devant être affectée à des fins générales, notamment aux acquisitions et aux distributions. La facilité de crédit renouvelable est garantie par une débenture à vue de 500 millions de dollars et par une charge flottante de premier rang grevant la totalité des actifs pétroliers et gaziers de la Fiducie. La facilité est entièrement renouvelable jusqu'au 30 avril 2006 et elle peut être prorogée d'une année supplémentaire d'un commun accord entre la Fiducie et ses prêteurs. Si la facilité de crédit renouvelable n'est pas prorogée, un paiement forfaitaire et final est exigé le 1er mai 2007. Au 30 juin 2005, un montant de 137 495 000 $ était en cours aux termes de la facilité de crédit renouvelable.
5) Dans le cadre de l'acquisition de Resolute, la Fiducie a pris en charge la dette bancaire de Resolute d'environ 2 513 000 $.
6) Dans le cadre des acquisitions, la Fiducie prendra en charge la dette bancaire de Markedon et de Monroe s'élevant à environ 2 650 000 $.

FOURCHETTE DES COURS ET VOLUME DE NÉGOCIATION DES PARTS DE FIDUCIE

Les parts de fiducie sont inscrites et affichées aux fins de négociation à la cote de la TSX sous le symbole « EEE.UN » depuis le 5 juillet 2005. Avant la reclassification, la Fiducie comptait deux catégories de parts de fiducie, soit les parts de fiducie de catégorie A et les parts de fiducie de catégorie B. Se reporter à la rubrique intitulée « Faits récents – Reclassification des parts de fiducie ». Le 6 juillet 2005, soit le dernier jour au cours duquel les parts de fiducie ont été négociées avant l'annonce publique du placement, le cours de clôture de parts de fiducie à la TSX s'établissait à 12,28 $. Le 15 juillet 2005, soit le dernier jour au cours duquel les parts de fiducie étaient négociées avant la date du présent prospectus simplifié, le cours de clôture des parts de fiducie à la TSX s'établissait à 12,90 $.

Le tableau suivant présente les cours extrêmes déclarés ainsi que les volumes de négociation des parts de fiducie, des parts de fiducie de catégorie A et des parts de fiducie de catégorie B pour les périodes indiquées, comme il a été déclaré par la TSX.

Parts de fiducie

Période	Fourchette des prix ($) Haut	Bas	Volume de négociation
Juillet 2005 (5 à 15) [1]	13,10	11,96	4 525 869

Note :
1) Les parts de fiducie ont commencé à être négociées à la TSX le 5 juillet 2005.

Parts de fiducie de catégorie A

Période	Fourchette des prix ($) Haut	Bas	Volume de négociation
Octobre 2004 (5 à 31) [1]	13,50	12,00	4 245 761
Novembre 2004	12,82	11,80	2 918 608
Décembre 2004	12,64	11,85	3 081 192
Janvier 2005	12,65	11,98	1 361 506
Février 2005	13,40	12,42	3 783 978
Mars 2005	13,51	11,90	1 080 776
Avril 2005	12,79	11,25	775 754
Mai 2005	12,01	10,95	2 278 311
Juin 2005	12,39	11,69	3 084 573
Juillet 2005 (1 au 4) [2]	11,95	11,86	11 240

Note :
1) Les parts de fiducie de catégorie A ont commencé à être négociées à la TSX le 5 octobre 2004.
2) Les parts de fiducie de catégorie A ont cessé d'être négociées à la TSX le 4 juillet 2005.

Parts de fiducie de catégorie B

Période	Fourchette des prix ($) Haut	Bas	Volume de négociation
Octobre 2004 (5 à 31) [1]	13,65	11,75	6 039 048
Novembre 2004	12,89	11,75	7 283 886
Décembre 2004	12,85	12,11	4 926 407
Janvier 2005	12,66	12,10	3 128 926
Février 2005	13,39	12,40	7 818 543
Mars 2005	13,50	11,95	2 778 903
Avril 2005	12,69	11,40	2 692 973
Mai 2005	12,00	10,86	5 503 375
Juin 2005	12,05	11,98	5 242 607
Juillet 2005 (1 au 4) [2]	12,00	11,85	103 925

Note :
1) Les parts de fiducie de catégorie B ont commencé à être négociées à la TSX le 5 octobre 2004.
2) Les parts de fiducie de catégorie B ont cessé d'être négociées à la TSX le 4 juillet 2005.

DATE DE RÉFÉRENCE DES DISTRIBUTIONS EN ESPÈCES

Le conseil des fiduciaires peut verser aux porteurs de parts la totalité ou une partie du revenu net de la Fiducie provenant des intérêts créditeurs cumulés sur les billets et du revenu généré aux termes de la convention relative à la PRN, moins l'ensemble des dépenses et du passif de la Fiducie exigibles et cumulés et qui sont imputables au revenu net de la Fiducie. En outre, les porteurs de parts peuvent, à l'appréciation du conseil d'administration de la Société, recevoir des distributions à l'égard des remboursements anticipés de capital sur les billets faits par la Société en faveur de la Fiducie avant l'échéance des billets.

Les distributions en espèces sont versées le 15e jour de chaque mois aux porteurs de parts inscrits à la date de référence des distributions précédant immédiatement, ou si ce jour n'est pas un jour ouvrable, le jour ouvrable

suivant. Les distributions en espèces suivantes ont été versées aux porteurs de parts depuis l'arrangement relatif à Esprit :

Date de référence	Date de versement	Par part de fiducie
29 octobre 2004	15 novembre 2004	0,14 $
30 novembre 2004	15 décembre 2004	0,14 $
31 décembre 2004	17 janvier 2005	0,14 $
31 janvier 2005	15 février 2005	0,14 $
28 février 2005	15 mars 2005	0,14 $
31 mars 2005	15 avril 2005	0,14 $
2 mai 2005	16 mai 2005	0,14 $
31 mai 2005	15 juin 2005	0,14 $
30 juin 2005	15 juillet 2005	0,14 $

1) Le 5 juillet 2005, la Fiducie a annoncé qu'une distribution de 0,14 $ par part de fiducie sera versée le 15 août 2005 aux porteurs de parts inscrits le 29 juillet 2005.

Les versements historiques de distributions de la Fiducie peuvent ne pas être représentatifs des versements futurs de distributions, qui seront assujettis à un examen par le conseil des fiduciaires en tenant compte des prix des marchandises et des circonstances financières en vigueur de la Fiducie au moment pertinent. Le montant réel distribué, s'il y a lieu, est à l'appréciation du conseil des fiduciaires.

EMPLOI DU PRODUIT

Après déduction de la rémunération des preneurs fermes de 4 000 000 $ et des dépenses du placement, évaluées à 500 000 $, la Fiducie recevra un produit net tiré de la vente des débentures de 95 500 000 $. La Fiducie affectera le produit net tiré du placement au financement indirect des acquisitions et aux coûts connexes de l'opération. Se reporter à la rubrique intitulée « Faits récents – Les acquisitions ».

MODALITÉS DES DÉBENTURES

Généralités

Le texte qui suit est un sommaire des principaux attributs et caractéristiques des débentures. Ce sommaire ne se veut pas exhaustif, il devrait être lu en se rapportant aux modalités de l'acte de fiducie et il est visé dans son intégralité par ces modalités.

Les débentures seront émises aux termes de l'acte de fiducie. Les débentures pouvant être émises immédiatement seront limitée au capital global de 100 000 000 $. Toutefois, la Fiducie peut, à l'occasion, sans le consentement des porteurs des débentures, mais sous réserve des restrictions décrites aux présentes, émettre des débentures supplémentaires d'une série identique ou différente aux termes de l'acte de fiducie, en plus des débentures offertes aux présentes. Les débentures pourront être émises uniquement en coupures de 1 000 $ et en multiples intégraux de ce nombre.

Les débentures porteront la date de la date de clôture du placement. L'échéance initiale des débentures est le 31 août 2005. Si la clôture de l'acquisition de Markedon a lieu avant le moment de la résiliation, la date d'échéance sera automatiquement reportée de la date d'échéance initiale à la date d'échéance finale. Si l'acquisition de Markedon n'a pas lieu avant le moment de la résiliation, les débentures viendront à échéance à la date d'échéance initiale.

Les débentures porteront intérêt à compter de la date d'émission au taux annuel de 6,50 %, qui sera payable semestriellement, à terme échu, le 30 juin et le 31 décembre de chaque année, à compter du 31 décembre 2005. Le premier versement d'intérêt comprendra l'intérêt cumulé à compter de la date de clôture du placement jusqu'au 31 décembre 2005, exclusivement.

Le capital des débentures sera payable en monnaie ayant cours légal au Canada ou, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation applicables, par le paiement de parts de fiducie. Se

reporter aux paragraphes intitulés « Paiement en cas de rachat au gré de l'émetteur ou d'échéance » et « Rachat ou gré de l'émetteur et achat » dans la présente rubrique. L'intérêt versé sur les débentures sera payable en monnaie ayant cours légal au Canada y compris, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation applicables, conformément au choix de versement de l'intérêt en parts comme il est décrit dans le paragraphe intitulé « Option de versement de l'intérêt ».

Les débentures constitueront des obligations directes de la Fiducie et ne seront pas garanties par une hypothèque, une mise en gage ou une autre charge et seront subordonnées à l'ensemble des autres dettes, du passif et des obligations de la Fiducie. Se reporter au paragraphe intitulé « Subordination » dans la présente rubrique. L'acte de fiducie n'empêchera pas la Fiducie de contracter des dettes supplémentaires pour des emprunts ou un autre passif ou d'hypothéquer, de mettre en gage ou de grever d'une charge ses propriétés pour garantir une dette.

Privilège de conversion

Chaque débenture sera convertible au gré du porteur en parts de fiducie entièrement libérées et non susceptibles d'appels subséquents en tout temps avant la fermeture des bureaux à la première des éventualités suivantes à survenir, soit la date d'échéance initiale ou la date d'échéance finale, selon le cas, et le jour ouvrable précédant immédiatement la date déterminée par la Société pour le rachat des débentures, au prix de conversion de 13,85 $ la part de fiducie, soit un taux de conversion d'environ 72,20217 parts de fiducie pour chaque tranche de 1 000 $ de capital de débentures. Aucun rajustement ne sera apporté pour les parts de fiducie pouvant être émises dans le cadre de la conversion des débentures remises aux fins de conversion ou pour l'intérêt cumulé sur celles-ci; toutefois, les porteurs qui convertissent leurs débentures recevront l'intérêt cumulé et impayé sur celles-ci jusqu'à la date de conversion. Malgré ce qui précède, aucune débenture ne pourra être convertie au cours des cinq jours ouvrables précédant les 30 juin et 31 décembre, de chaque année, à compter du 31 décembre 2005, puisque les registres du fiduciaire des débentures seront fermés pendant ces périodes.

Sous réserve des dispositions de l'acte de fiducie, cette dernière prévoira le rajustement du prix de conversion dans certains cas, y compris les suivants : (a) le fractionnement ou le regroupement des parts de fiducie en circulation; (b) la distribution de parts de fiducie aux porteurs de parts de fiducie par voie d'une distribution ou autrement, à l'exception d'une émission de titres aux porteurs de parts de fiducie qui ont choisi de recevoir des distributions en titres de la Fiducie au lieu de recevoir des distributions en espèces versées dans le cours normal des activités; (c) l'émission d'options, de droits ou de bons de souscription aux porteurs de parts de fiducie leur permettant d'acquérir des parts de fiducie ou d'autres titres convertibles en parts de fiducie à moins de 95 % du cours actuel (comme ce terme est défini ci-après) à ce moment-là des parts de fiducie; et (d) la distribution à tous les porteurs de parts de fiducie de titres ou d'actif (à l'exception de distributions en espèces ou de distributions équivalentes en titres versées en remplacement des distributions en espèces dans le cours normal des activités). Aucun rajustement ne sera apporté au prix de conversion à l'égard des événements décrits en b), en c) ou en d) ci-dessus si les porteurs de débentures sont autorisés à participer comme s'ils avaient converti leurs débentures avant la date de référence ou la date de prise d'effet applicable. La Fiducie ne sera pas tenue d'apporter des rajustements au prix de conversion à moins que l'effet cumulatif de ces rajustements ne modifierait le prix de conversion d'au moins 1 %.

Le terme « cours actuel » sera défini dans l'acte de fiducie comme le cours moyen pondéré des parts de fiducie à la TSX pour les 20 jours de bourse consécutifs prenant fin le cinquième jour de bourse précédant la date de l'événement applicable.

En cas de reclassification ou de réorganisation du capital (à l'exception d'un changement résultant d'un fractionnement ou d'un regroupement) des parts de fiducie ou en cas de regroupement, d'arrangement ou de fusion de la Fiducie avec une autre entité, ou en cas de vente ou de transfert des propriétés ou de l'actif de la Fiducie, dans sa totalité ou quasi-totalité, à une autre entité, ou en cas de liquidation ou de dissolution de la Fiducie, les modalités du privilège de conversion seront rajustées de sorte que chaque porteur d'une débenture pourra, après cette reclassification, cette réorganisation du capital, ce regroupement, cette fusion, cette vente, ce transfert, cette liquidation ou dissolution, recevoir le nombre de parts de fiducie auquel ce porteur aurait eu droit si, à la date de prise d'effet de cet événement, il avait été le porteur du nombre de parts de fiducie en lesquelles la débenture était convertible avant la prise d'effet de cette reclassification, cette réorganisation du capital, ce regroupement, cette fusion, cette vente, ce transfert, cette liquidation ou cette dissolution. Aucune fraction de part de fiducie ne sera

émise dans le cas d'une conversion; la Fiducie réglera plutôt les intérêts fractionnaires par un paiement en espèces correspondant au cours actuel de l'intérêt fractionnaire.

Rachat au gré de l'émetteur et achat

Les débentures ne pourront être rachetées avant le 31 décembre 2008. Après le 31 décembre 2008 et avant l'échéance, les débentures pourront être rachetées en totalité ou en partie à l'occasion au gré de la Fiducie, moyennant un préavis d'au plus 60 jours et d'au moins 30 jours, au prix de 1,050 $ la débenture après le 31 décembre 2008 et au plus tard le 31 décembre 2009, et au prix de 1,025 $ la débenture après le 31 décembre 2009 et avant la date d'échéance finale, dans chaque cas, majoré de l'intérêt cumulé et impayé sur celle-ci, s'il y a lieu.

Dans le cas d'un rachat de moins de la totalité des débentures, les débentures devant être rachetées seront choisies par le fiduciaire des débentures au prorata ou d'une toute autre façon jugée équitable par celui-ci.

La Fiducie aura le droit d'acheter les débentures sur le marché, par une offre d'achat ou par contrat privé.

Paiement en cas de rachat au gré de l'émetteur ou d'échéance

Dans le cadre d'un rachat au gré de l'émetteur ou à l'échéance, la Fiducie remboursera la dette représentée par les débentures en versant au fiduciaire des débentures, en monnaie ayant cours légal au Canada, une somme correspondant au prix de rachat global des débentures en circulation qui seront rachetées ou au capital des débentures en circulation qui sont venues à échéance, ainsi que l'intérêt cumulé et impayé sur celles-ci jusqu'à la date de conversion. Sauf dans le cas de la date d'échéance initiale, la Fiducie peut, à son gré, moyennant un préavis d'au plus 60 jours et d'au moins 30 jours et sous réserve des approbations des organismes de réglementation applicables, choisir de régler son obligation de payer le prix de rachat applicable des débentures qui seront rachetées ou le capital des débentures qui sont venues à échéance, selon le cas, en émettant des parts de fiducie librement négociables au Canada aux porteurs des débentures. L'intérêt cumulé et impayé sur celles-ci sera réglé en espèces. Le nombre de parts de fiducie devant être émises sera déterminé par la division du prix de rachat global des débentures en circulation qui seront rachetées ou du capital des débentures en circulation qui sont venues à échéance, selon le cas, par 95 % du cours actuel à la date fixée pour le rachat ou la date d'échéance finale, selon le cas. Aucune fraction de part de fiducie ne sera émise dans le cadre du rachat au gré de l'émetteur ou de l'échéance; la Fiducie réglera plutôt ces intérêts fractionnaires par un paiement en espèces correspondant au cours actuel de l'intérêt fractionnaire.

Subordination

Le remboursement du capital et de la prime, s'il y a lieu, des débentures et le versement de l'intérêt sur celles-ci seront subordonnés en ce qui a trait au droit de paiement, de la façon décrite dans l'acte de fiducie, au paiement intégral préalable de toutes les dettes de premier rang, y compris les dettes dues aux fournisseurs de la Fiducie. Les « dettes de premier rang » de la Fiducie seront définies dans l'acte de fiducie comme étant le capital et la prime, s'il y a lieu, ainsi que l'intérêt et les autres sommes exigibles à l'égard de l'ensemble des dettes, du passif et des obligations de la Fiducie (qu'il soient impayés à la date de l'acte de fiducie ou créés, contractés, pris en charge ou garantis par la suite) y compris les réclamations des créanciers commerciaux et des autres créanciers, à l'exception des dettes attestées par les débentures et toutes les autres débentures actuelles et futures ou les autres documents de la Société qui, par les modalités du document créant ou attestant les dettes, qui sont considérés comme étant de rang égal aux débentures ou subordonnés à celles-ci en ce qui a trait au droit de paiement. Sous réserve des exceptions prévues par la loi ou privilégiées ou comme il peut être précisé par les modalités de titres en particulier, chaque débenture émise aux termes de l'acte de fiducie occupera un rang égal à celui de chacune des autres débentures, et à celui de toutes les autres dettes non garanties et subordonnées actuelles et futures de la Fiducie, à l'exception des dispositions relatives au fonds d'amortissement (s'il y a lieu) applicables aux différentes séries de débentures ou aux types semblables d'obligations de la Fiducie.

L'acte de fiducie prévoira qu'en cas de procédures d'insolvabilité ou de faillite, ou de procédures de mise sous séquestre, de liquidation, de réorganisation ou de toute autre procédure semblable relativement à la Fiducie, à ses propriétés ou à son actif, ou en cas de procédures de liquidation ou de dissolution volontaire de la Fiducie,

comportant ou non une faillite ou une insolvabilité, ou de l'ordonnancement de l'actif et du passif de la Fiducie, les porteurs des dettes de premier rang, y compris les créanciers commerciaux de la Fiducie, seront alors payés intégralement avant que les porteurs de débentures n'aient le droit de recevoir un paiement ou une distribution de quelque nature ou caractéristique que ce soit, par voie d'espèces, de propriétés ou de titres, qui peut être payable dans tous les cas à l'égard des débentures ou de l'intérêt cumulé et impayé sur celles-ci. L'acte de fiducie prévoira également que la Fiducie ne pourra verser un paiement, et que les porteurs des débentures ne pourront intenter des procédures pour recouvrer ou recevoir un paiement ou un avantage, (y compris par voie de déduction, de combinaison de comptes ou de réalisation d'une sûreté ou d'une toute autre façon) relativement à des dettes représentées par les débentures, a) d'une façon qui n'est pas conforme aux modalités (de la façon dont elles existent à la date d'émission) des débentures ou b) en tout temps lorsqu'un cas de défaut est survenu aux termes des dettes de premier rang et se poursuit, et qu'un avis de ce cas de défaut a été envoyé par les porteurs des dettes de premier rang de la Fiducie ou pour leur compte, à moins que les dettes de premier rang n'aient été remboursées intégralement.

Les débentures seront aussi subordonnées aux réclamations des créanciers des filiales de la Fiducie, sauf dans la mesure où la Fiducie est un créancier de ces filiales occupant un rang au moins égal à celui de ces autres créanciers. Plus précisément, les débentures seront subordonnées, en ce qui a trait au droit de paiement, au paiement intégral préalable de toutes les autres dettes aux termes des facilités de crédit de la Fiducie.

Priorité par rapport aux distributions de la Fiducie

La convention de fiducie prévoit que certaines dépenses de la Fiducie doivent être déduites dans le calcul de la somme devant être distribuée aux porteurs de parts. Par conséquent, les fonds devant servir à régler l'intérêt payable sur les débentures, ainsi que la somme payable en cas d'un rachat au gré de l'émetteur ou de l'échéance des débentures ou lors d'un cas de défaut (comme ce terme est défini ci-après), seront déduits et retenus des sommes qui seraient autrement payables à titre de distributions aux porteurs de parts.

Changement de contrôle de la Fiducie

Au cours des 30 jours suivant la survenance d'un changement de contrôle de la Fiducie comportant l'acquisition du contrôle des voix de plus de 66⅔ % des parts de fiducie (un « changement de contrôle »), la Fiducie sera tenue de présenter une offre écrite visant l'achat de la totalité des débentures alors en circulation (l'« offre »), à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt cumulé et impayé sur celles-ci (le « prix de l'offre »). L'acte de fiducie renferme des dispositions concernant les avis et le rachat qui exigent que la Fiducie remette un avis écrit au fiduciaire des débentures de la survenance d'un changement de contrôle dans les 30 jours suivant cet événement, accompagné de l'offre. Le fiduciaire des débentures enverra rapidement par la poste à chaque porteur de débentures un avis du changement de contrôle accompagné d'un exemplaire de l'offre de rachat de la totalité des débentures en circulation. Si plus de 90 % du capital global des débentures en circulation à la date à laquelle l'avis du changement de contrôle ont été déposés à la Fiducie aux termes de l'offre, la Fiducie aura le droit et l'obligation de racheter la totalité du reste des débentures au prix de l'offre. La Fiducie doit remettre un avis de ce rachat au fiduciaire des débentures dans les 10 jours suivant l'expiration de l'offre et ce dernier doit, dès que possible par la suite, remettre un tel avis aux porteurs des débentures qui n'ont pas été déposés en réponse à l'offre.

Option de versement de l'intérêt

La Fiducie peut choisir à l'occasion de régler son obligation de verser l'intérêt sur les débentures (l'« obligation de versement de l'intérêt »), à la date à laquelle il est payable aux termes de l'acte de fiducie (la « date de versement de l'intérêt »), en remettant un nombre suffisant de parts de fiducie au fiduciaire des débentures pour régler la totalité ou une partie de l'obligation de versement de l'intérêt conformément à l'acte de fiducie (le « choix de versement de l'intérêt en parts »). L'acte de fiducie prévoira que si ce choix est effectué, le fiduciaire des débentures devra (a) accepter la livraison des parts de fiducie par la Fiducie, (b) accepter les offres concernant ces parts de fiducie et réaliser les ventes de celles-ci, comme la Fiducie lui en donne la directive, à son entière appréciation, (c) investir le produit tiré de ces ventes dans des titres du gouvernement autorisés à court terme (comme ce terme est défini dans l'acte de fiducie) qui viennent à échéance avant la date de versement de l'intérêt applicable, et affecter le produit reçu de ces titres du gouvernement autorisés, ainsi que le produit tiré de la vente de parts de fiducie qui n'a pas été investi de la façon susmentionnée, au règlement de l'obligation de versement de l'intérêt, et (d) prendre toute autre mesure qui y est nécessairement liée.

L'acte de fiducie énoncera les procédures que doivent suivre la Fiducie et le fiduciaire des débentures afin de mettre en place le choix du versement de l'intérêt en parts. Si un choix de versement de l'intérêt en parts est fait, l'unique droit d'un porteur de débentures à l'égard de l'intérêt sera de recevoir les espèces provenant du fiduciaire des débentures prélevées sur le produit tiré de la vente des parts de fiducie (majorées d'une somme reçue par le fiduciaire des débentures de la Fiducie attribuable aux fractions de parts de fiducie) en guise de règlement intégral de l'obligation de versement de l'intérêt, et le porteur de ces débentures n'aura aucun autre recours envers la Fiducie à l'égard de l'obligation de versement de l'intérêt.

Ni le choix de versement de l'intérêt en parts par la Fiducie ni la réalisation des ventes de parts de fiducie ne fera en sorte que (a) les porteurs des débentures n'auront plus le droit de recevoir, à la date de versement de l'intérêt applicable, des espèces d'une somme globale correspondant à l'intérêt payable à cette date de versement de l'intérêt, ou (b) ces porteurs reçoivent des parts de fiducie en règlement de l'obligation de versement de l'intérêt.

Cas de défaut

L'acte de fiducie prévoira qu'un cas de défaut (un « cas de défaut ») à l'égard des débentures surviendra si un ou plusieurs des événements décrits ci-après, entre autres choses, sont survenus ou se poursuivent relativement aux débentures : (a) l'omission pendant 10 jours de verser l'intérêt sur les débentures lorsqu'il est exigible; (b) l'omission de rembourser le capital ou la prime, s'il y a lieu, lorsqu'il est exigible sur les débentures, que ce soit à l'échéance, au rachat au gré de l'émetteur, par déclaration ou autrement; (c) certains cas de faillite, d'insolvabilité ou de réorganisation de la Fiducie aux termes des lois sur la faillite ou l'insolvabilité; ou d) l'omission de respecter ou d'exécuter une condition ou un engagement important de l'acte de fiducie et le fait que cette omission se poursuive pendant une période de 30 jours après la remise à la Fiducie d'un avis écrit par le fiduciaire des débentures précisant ce défaut et enjoignant à la Fiducie d'y remédier. Si un cas de défaut est survenu et se poursuit, le fiduciaire des débentures pourra, à son appréciation, et à la demande des porteurs d'au moins 25 % du capital des débentures, déclarer exigible et payable immédiatement le capital des débentures en circulation ainsi que l'intérêt sur celles-ci. Dans certains cas, les porteurs de plus de 50 % du capital des débentures alors en circulation peuvent, pour le compte des porteurs de toutes les débentures, renoncer à un cas de défaut et/ou annuler une telle déclaration selon des modalités que ces porteurs peuvent établir.

Offres visant les débentures

L'acte de fiducie renfermera des dispositions indiquant que si une offre visant les débentures est présentée, et que cette offre constitue une offre publique d'achat (*take-over bid*) des débentures au sens de la loi intitulée *Securites Act* (Alberta), et qu'au moins 90 % des débentures (à l'exception des débentures détenues à la date de l'offre publique d'achat par l'initiateur, les personnes qui ont un lien avec lui ou les membres du même groupe que lui ou pour leur compte) sont pris en livraison et réglées par l'initiateur, ce dernier pourra acquérir les débentures détenues par les porteurs de débentures qui n'ont pas accepté l'offre selon les modalités offertes par l'initiateur.

Modification

Les droits des porteurs des débentures ainsi que ceux des autres séries de débentures qui peuvent être émises aux termes de l'acte de fiducie peuvent être modifiés conformément aux modalités de l'acte de fiducie. À cette fin, notamment, l'acte de fiducie renfermera certaines dispositions qui rendront les résolutions adoptées aux assemblées des porteur de débentures par les voix exprimées à celles-ci par les porteurs d'au moins 66⅔ % du capital des débentures présents à l'assemblée ou représentés par procuration, ou rendues par des documents écrits signés par les porteurs d'au moins 66⅔ % du capital des débentures obligatoires pour tous les porteurs de débentures. Dans certains cas, la modification exigera plutôt, ou en plus, l'assentiment des porteurs du pourcentage requis de débentures de chaque série touchée de façon particulière.

Restriction sur l'émission de débentures supplémentaires

L'acte de fiducie prévoira que la Fiducie ne pourra émettre de débentures convertibles supplémentaires de rang égal si le capital de toutes les débentures convertibles émises et en circulation de la Fiducie excède 25 % de la capitalisation boursière totale de la Fiducie immédiatement après l'émission de ces débentures convertibles

supplémentaires. La « capitalisation boursière totale » sera définie dans l'acte de fiducie comme étant le capital total de l'ensemble des débentures émises et en circulation de la Fiducie qui sont convertibles au gré du porteur en parts de fiducie de la Fiducie, majoré de la somme obtenue par le multiplication du nombre de parts de fiducie émises et en circulation par le cours actuel des parts de fiducie à la date applicable.

Restrictions sur la propriété par des non-résidents

La Fiducie n'est pas établie ni, à un moment donné, maintenue principalement pour l'avantage de non-résidents et la Société doit informer le fiduciaire des débentures ainsi que l'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie de cette restriction. Le fiduciaire des débentures peut, à la réception d'une directive écrite de la Société, exiger des déclarations concernant les territoires dans lesquels les propriétaires véritables de débentures résidents. Si la Fiducie prend connaissance, à la suite de ces déclarations concernant la propriété véritable, que les propriétaires véritables de plus de 49 % des parts de fiducie, après dilution, en circulation à ce moment sont, ou peuvent être, des non-résidents ou que cette situation est imminente, la Société peut faire une annonce publique de ce fait et aviser par écrit le fiduciaire des débentures, et le fiduciaire des débentures ne peut accepter de souscription de débentures provenant d'une personne, lui émettre des débentures ou consigner un transfert de celles-ci, à moins que la personne ne remette une déclaration dont la forme et le contenu sont satisfaisants pour la Société selon laquelle la personne n'est pas un non-résident. Malgré ce qui précède, si la Société détermine que plus de 49 % des parts de fiducie, après dilution, sont détenues par des non-résidents, la Société peut envoyer un avis aux porteurs des débentures ou de parts de fiducie non résidents, choisis dans l'ordre inverse de l'ordre d'acquisition ou d'inscription des débentures et des parts de fiducie ou d'une toute autre façon que la Société peut juger équitable et possible, enjoignant à ceux-ci de vendre leurs débentures ou leurs parts de fiducie ou une tranche de celles-ci dans un délai déterminé d'au plus 30 jours. Si les porteur de débentures ou les porteurs de parts qui reçoivent cet avis n'ont pas vendu le nombre précis de débentures ou de parts de fiducie, ou remis à la Société une preuve valable de leur statut de non-résidents dans ce délai, la Société pourra, pour le compte de ce porteur de débentures ou porteur de parts, vendre ces débentures ou parts de fiducie, selon le cas, et, entre-temps, suspendre les droits rattachés à ces débentures ou parts de fiducie, selon le cas. Dans le cadre de cette vente, les porteurs touchés cessent d'être porteurs des débentures ou parts de fiducie applicables, selon le cas, et leurs droits sont limités à recevoir le produit net tiré de la vente, à la remise des certificats attestant ces débentures ou parts de fiducie. La Société peut enjoindre au fiduciaire des débentures et/ou à l'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie de prendre l'une des mesures qui précèdent.

Système d'inscription en compte pour les débentures

Les débentures seront émises sous forme « d'inscription en compte » et doivent être acquises ou transférées par l'intermédiaire d'un adhérent au service de dépôt de la CDS (un « adhérent »). À la date de clôture, le fiduciaire des débentures fera en sorte que les débentures seront remises à la CDS et inscrites au nom de son prête-nom. Les débentures seront attestées par un seul certificat d'inscription en compte. L'inscription des participations dans les débentures et des transferts de celles-ci sera faite uniquement par l'intermédiaire du service de dépôt de la CDS.

À l'exception de ce qui est décrit ci-après, le souscripteur faisant l'acquisition d'une participation véritable dans les débentures (un « propriétaire véritable ») ne pourra recevoir de certificat ou d'autre document de la part du fiduciaire des débentures ou de la CDS attestant sa participation dans celles-ci, et ce souscripteur ne figurera pas dans les registres maintenus par la CDS, sauf par l'intermédiaire d'un adhérent. Ce souscripteur recevra une confirmation d'achat de la part du preneur ferme ou d'un autre courtier inscrit par l'intermédiaire duquel les débentures seront acquises.

Ni la Fiducie ni les preneurs fermes n'assument de responsabilité à l'égard de ce qui suit : (a) tout aspect des registres relatifs à la propriété véritable des débentures maintenus par la CDS ou des paiements relatifs à celles-ci; (b) le maintien, la supervision ou l'examen des registres relatifs aux débentures; ou (c) tout conseil ou toute déclaration fait par la CDS ou relativement à celle-ci et figurant dans le présent prospectus simplifié et relatif aux règles régissant la CDS ou toute mesure devant être prise par la CDS ou à la demande de ses adhérents. Les règles régissant la CDS prévoient que cette dernière agit à titre de mandataire et de dépositaire pour les adhérents. Ainsi, les adhérents doivent se fier uniquement à la CDS et les propriétaires véritables doivent se fier uniquement aux adhérents en ce qui a trait au remboursement du capital des débentures et au versement de l'intérêt sur celles-ci payés par la Fiducie ou pour son compte à la CDS.

À titre de porteurs indirects des débentures, les épargnants devraient savoir ce qui suit (sous réserve des situations décrites ci-après) : (a) les débentures ne peuvent être inscrites à leur nom; (b) ils ne peuvent disposer de certificats matériels représentant leur participation dans les débentures; (c) ils pourraient ne pas être en mesure de vendre les débentures à des institutions à l'égard desquelles la loi exige qu'elles détiennent un certificat matériel pour les titres dont elles ont la propriété; et (d) ils pourraient ne pas être en mesure de mettre les débentures en gage à titre de sûreté.

Les débentures seront émises aux propriétaires véritables sous forme d'un certificat entièrement nominatif (les « certificats de débentures ») uniquement dans les situations suivantes : (a) les lois applicables l'exigent; (b) le système d'inscription en compte cesse d'exister; (c) la Fiducie ou la CDS avise le fiduciaire des débentures que la CDS n'est plus en mesure d'acquitter valablement ses responsabilités à titre de dépositaire à l'égard des débentures et la Fiducie n'est pas en mesure de trouver un remplaçant compétent; (d) la Fiducie, à son gré, décide de mettre fin au système d'inscription en compte par l'intermédiaire de la CDS; ou (e) après la survenance d'un cas de défaut; toutefois, les adhérents qui agissent pour le compte des propriétaires véritables représentant, dans l'ensemble, plus de 25 % du capital global des débentures en circulation à ce moment-là doivent aviser la CDS par écrit que le maintien d'un système d'inscription en compte par l'intermédiaire de la CDS n'est plus dans leur intérêt; toutefois, le fiduciaire des débentures ne doit pas avoir renoncé au cas de défaut conformément aux modalités de l'acte de fiducie. À la survenance de l'un des événements décrits ci-dessus, le fiduciaire des débentures doit aviser la CDS, pour le compte de adhérents et des propriétaires véritables, de la disponibilité, par l'intermédiaire de la CDS, des certificats de débentures. À la remise par la CDS du certificat attestant les débentures et à la réception d'instructions de la CDS concernant les nouvelles inscriptions, le fiduciaire des débentures remettra les débentures sous forme de certificats de débentures et la Fiducie reconnaîtra par la suite les porteurs de ces certificats de débentures comme étant les porteurs de débentures aux termes de l'acte de fiducie. L'intérêt sur les débentures sera versé directement à la CDS pendant que le système d'inscription est en vigueur. Si des certificats de débentures sont émis, l'intérêt sera versé par chèque fait par la Fiducie et envoyé par courrier prépayé au porteur inscrit ou d'une toute autre façon qui peut devenir habituelle pour le versement d'un intérêt. Le remboursement du capital, y compris le paiement sous forme de parts de fiducie, s'il y a lieu, ainsi que l'intérêt exigible, à l'échéance ou à une date de rachat, seront versés directement à la CDS pendant que le système d'inscription en compte est en vigueur. Si des certificats de débentures sont émis, le remboursement du capital, y compris le paiement sous forme de parts de fiducie, s'il y a lieu, ainsi que l'intérêt exigible, à l'échéance ou à une date de rachat, seront payés à la remise des certificats à tout bureau du fiduciaire des débentures ou comme il est autrement précisé dans l'acte de fiducie.

MODE DE PLACEMENT

Aux termes d'une convention de prise ferme, la Fiducie s'est engagée à vendre et à émettre un total de 100 000 débentures aux preneurs fermes, et les preneurs fermes se sont engagés individuellement, chacun pour la tranche qui le concerne, à acheter ces débentures le 28 juillet 2005 ou à toute autre date convenue entre la Fiducie et les preneurs fermes, mais quoi qu'il en soit, au plus tard le 29 août 2005. La livraison des débentures est conditionnelle au paiement à la clôture de 1 000 $ par débenture par les preneurs fermes à la Fiducie. La convention de prise ferme prévoit que la Fiducie paiera la rémunération des preneurs fermes de 40 $ par débenture pour les débentures émises et vendues par la Fiducie, pour une rémunération globale de 4 000 000 $ payable par la Fiducie, en contrepartie des services rendus par ceux-ci dans le cadre du placement. La rémunération des preneurs fermes relative aux débentures est payable à la clôture du placement. Les conditions du placement ont été établies par voie de négociation entre la Société, pour le compte de la Fiducie, et Marchés mondiaux CIBC Inc., pour son propre compte et pour le compte des autres preneurs fermes.

Les obligations qui incombent aux preneurs fermes aux termes de la convention de prise ferme sont individuelles et non solidaires, et ces derniers peuvent y mettre fin, à leur appréciation, si certaines conditions se réalisent. **Les obligations qui incombent à la Fiducie et aux preneurs fermes aux termes de la convention de prise ferme, de réaliser l'achat et la vente des débentures prendront fin automatiquement si l'acquisition de Markedon prend fin ou si la Fiducie a informé les preneurs fermes ou annoncé publiquement qu'elle n'a pas l'intention de donner suite à l'acquisition de Markedon.** Si un preneur ferme n'achète pas les débentures qu'il a convenu d'acheter, les autres preneurs fermes peuvent, sans y être tenus, acheter les débentures en question. Toutefois, les preneurs fermes sont tenus de prendre en livraison et de payer toutes les débentures si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. La convention de prise ferme prévoit également que la

Fiducie et la Société indemniseront les preneurs fermes ainsi que leurs administrateurs, les membres de leur direction, leurs mandataires, leurs actionnaires et leurs employés de certaines responsabilités et de certains frais.

Sauf dans certains cas limités, les débentures seront émises sous forme d'inscription en compte et devront être achetées ou transférées par l'entremise d'un adhérent au service de dépôt de la CDS. Se reporter à la rubrique intitulée « Modalités des débentures ».

Conformément aux règles et aux instructions générales de certains organismes de réglementation du commerce des valeurs mobilières, les preneurs fermes ne peuvent, à tout moment pendant la période se terminant à la date où le processus de vente des débentures se termine et où tous les arrangements de stabilisation à l'égard des débentures et des parts de fiducie se terminent, offrir d'acheter ni acheter de parts de fiducie. La restriction précédente est assujettie à certaines exceptions, y compris a) une offre d'achat ou un achat de parts de fiducie si l'offre d'achat ou l'achat est fait par l'entremise de la TSX conformément aux règles universelles d'intégrité du marché des Services de réglementation du marché Inc., b) une offre d'achat ou un achat pour le compte d'un client, à l'exclusion de certains clients prescrits, pourvu que l'ordre du client n'ait pas été sollicité par un preneur ferme, ou s'il l'a été, que la sollicitation ait eu lieu avant le début de la période de restriction prescrite, et c) une offre d'achat ou un achat en vue de couvrir une position vendeur conclue avant la période de placement, comme les règles le prévoient. Les preneurs fermes peuvent effectuer des opérations de stabilisation ou de maintien du marché à la TSX, lorsque l'offre d'achat ou l'achat de débentures ou de parts de fiducie est réalisé dans le but de maintenir un marché stable et ordonné à l'égard des débentures ou des parts de fiducie, sous réserve de certaines limites des cours applicables à de telles offres achat ou à de tels achats. Ces opérations, si elles sont entreprises, peuvent être interrompues à tout moment.

La Fiducie a convenu avec les preneurs fermes que, pendant la période se terminant 90 jours après la clôture du placement, elle n'offrira pas, ni n'émettra, ni ne s'engagera par contrat à offrir ou à émettre, des parts de fiducie ou des titres convertibles en parts de fiducie ou échangeables contre celles-ci ou pouvant être levés ou contre celles-ci (à l'exception de parts de fiducie pouvant être émises aux termes des régimes d'intéressement et dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures), sans le consentement préalable de Marchés mondiaux CIBC Inc., pour le compte des preneurs fermes, lequel consentement ne saurait être refusé sans motif valable.

La TSX a approuvé conditionnellement l'inscription des débentures placées aux termes du présent prospectus simplifié et des parts de fiducie pouvant être émises dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures. L'inscription est assujettie au respect par la Fiducie de toutes les exigences d'inscription de la TSX au plus tard le 7 octobre 2005.

Les débentures offertes aux présentes et les parts de fiducie pouvant être émises dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures n'ont pas été ni ne seront inscrites aux termes de la Loi de 1933 ou de toute loi sur les valeurs mobilières étatique, et, par conséquent, les débentures ne peuvent pas être offertes ni vendues aux États-Unis ou à des personne des États-Unis ou pour le compte de celles-ci, sauf lors d'opérations exonérées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières étatiques.

La convention de prise ferme permet aux preneurs fermes d'offrir et de revendre les débentures qu'ils ont acquis aux termes de celle-ci à des acheteurs institutionnels admissibles (*qualified institutional buyers*) aux États-Unis, à la condition que ces offres ou ventes soient réalisées conformément à la *Rule* 144A prise en application de la Loi de 1933. La convention de prise ferme prévoira également que les preneurs fermes offriront et vendront les débentures à l'extérieur des États-Unis uniquement selon le *Regulation* S pris en application de la Loi de 1933.

En outre, jusqu'à 40 jours après le début du placement, une offre ou une vente des débentures aux États-Unis par un courtier (qu'il participe ou non au placement) peut violer les exigences d'inscription de la Loi de 1933 si cette offre ou cette vente est réalisée d'une façon autre que conformément à la *Rule* 144A prise en application de la Loi de 1933.

LIENS ENTRE LA FIDUCIE ET CERTAINS PRENEURS FERMES

Marchés mondiaux CIBC inc., Scotia Capitaux Inc., Financière Banque Nationale inc. et RBC Dominion valeurs mobilières Inc. sont des filiales en propriété exclusive directes ou indirectes de banques canadiennes (les « banques »), qui sont des prêteurs de la Fiducie. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » de ces preneurs fermes au sens des lois sur les valeurs mobilières canadiennes qui s'appliquent.

Aux termes de la facilité de crédit renouvelable, la Fiducie était endettée envers les banques pour un montant global de 137 495 000 $ au 30 juin 2005. La Fiducie se conforme à toutes les conditions importantes de la convention régissant les facilités de crédit renouvelable et les banques n'ont pas renoncé aux droits qu'elles peuvent exercer en cas de violation importante par la Fiducie de cette convention depuis sa signature. Ni la situation financière de la Fiducie, ni la valeur de la garantie donnée à l'égard de la facilité de crédit renouvelable n'a changé sensiblement depuis que la dette aux termes de celle-ci a été contractée.

La décision de placer les débentures offertes par les présentes a été prise, et les conditions du placement ont été établies, par voie de négociation entre la Société, pour le compte de la Fiducie, et les preneurs fermes. Les banques n'ont participé ni à cette décision ni à l'établissement de ces conditions, mais elles ont été informées de l'émission et des conditions de celle-ci. En conséquence du placement, Marchés mondiaux CIBC Inc., Scotia Capitaux Inc., Financière Banque Nationale Inc. et RBC Dominion valeurs mobilières Inc. recevront chacune leur parts de la rémunération des preneurs fermes. Aucune tranche du produit tiré du placement ne sera affectée aux sommes impayées aux termes de la facilité de crédit renouvelable ou autrement à l'avantage des banques.

INTÉRÊT DES EXPERTS

Certaines questions d'ordre juridique ayant trait au placement seront tranchées par Bennett Jones LLP, pour le compte de la Fiducie. En date des présentes, les associés et avocats salariés de Bennett Jones LLP, en tant que groupe, possèdent, directement ou indirectement, moins de 1 % des parts de fiducie en circulation.

Certaines questions d'ordre juridique ayant trait au placement seront tranchées par Blake, Cassels & Graydon s.r.l., pour le compte des preneurs fermes. En date des présentes, les associés et avocats salariés de Blake, Cassels & Graydon s.r.l., en tant que groupe, possèdent, directement ou indirectement, moins de 1 % des parts de fiducie en circulation.

Les estimations des réserves d'Esprit et de Resolute contenues dans le présent prospectus simplifié ou qui y sont intégrées par renvoi ont été préparées par GLJ. En date des présentes, les dirigeants, administrateurs, membres de la direction et associés de GLJ, en tant que groupe, possèdent, directement ou indirectement, moins de 1 % des parts de fiducie en circulation.

Les estimations des réserves de Markedon et de Monroe contenus dans le présent prospectus simplifié ont été préparées par AJM. En date des présentes, les dirigeants, administrateurs, membres de la direction et associés d'AJM, en tant que groupe, possèdent, directement ou indirectement, moins de 1 % des parts de fiducie en circulation.

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Bennett Jones LLP, conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon s.r.l., conseillers juridiques des preneurs fermes (collectivement, les « conseillers juridiques »), le texte qui suit résume fidèlement les principales incidences fiscales fédérales canadiennes, en vertu de la Loi de l'impôt, qui s'appliquent généralement au souscripteur qui fait l'acquisition de débentures dans le cadre du placement et qui, aux fins de la Loi de l'impôt et à tout moment pertinent, détient les débentures et les parts de fiducie émises dans le cadre de la conversion, du rachat au gré de l'émetteur ou du remboursement des débentures (collectivement, les « titres ») à titre d'immobilisations et n'a aucun lien de dépendance avec la Fiducie et n'est pas membre du même groupe qu'elle. En général, les titres seront considérés comme des immobilisations pour leur porteur, à condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise d'achat et de vente de titres et qu'il ne les ait pas acquis au moyen d'une ou de plusieurs opérations considérées comme un risque à caractère commercial. Certains porteurs

résidant au Canada qui pourraient par ailleurs ne pas être considérés comme détenant leurs titres à titre d'immobilisations peuvent, dans certains cas, avoir droit à ce que ceux-ci soient traités comme des immobilisations en effectuant le choix irrévocable permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent résumé ne s'applique pas (i) au porteur qui est une « institution financière », au sens de la Loi de l'impôt aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt, (iii) au porteur qui est une « institution financière déterminée », au sens de la Loi de l'impôt, (iv) à une société de personnes, ou (v) au porteur qui n'est pas, ni n'est réputé être, un résident du Canada qui utilise ou détient, ou est réputé utiliser ou détenir, les titres dans le cadre de l'exploitation d'une entreprise au Canada ou qui exploite ou est réputé exploiter une société d'assurance au Canada ou ailleurs. Un tel porteur devrait consulter son propre conseiller fiscal à l'égard d'un placement dans les titres.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt en vigueur en date des présentes et sur l'interprétation que donnent les conseillers juridiques des pratiques administrative publiées actuelles de l'ARC. Sauf pour ce qui est des propositions visant expressément à modifier la Loi de l'impôt (les « modifications proposées ») qui ont été annoncées publiquement par le ministre des Finances fédéral, ou pour le compte de celui-ci, avant la date des présentes, le présent résumé ne tient pas compte ni ne prévoit de modifications à la législation en matière d'impôt sur le revenu, que ce soit par voie législative, gouvernementale ou judiciaire, ni de modifications aux pratiques administratives de l'ARC. Rien ne garantit que les modifications proposées seront promulguées sous leur forme actuelle, ni qu'elles le seront. Le présent sommaire n'épuise pas toutes les incidences fiscales fédérales canadiennes ni ne tient compte de toutes les incidences fiscales provinciales, territoriales ou étrangères découlant de l'acquisition, de la propriété ou de la disposition des titres.

Le présent résumé est de nature générale seulement et n'est pas destiné à constituer un avis fiscal ou juridique à l'intention d'un acquéreur ou d'un porteur éventuel de titres, et ne devrait pas être interprété en ce sens et aucune déclaration n'est faite quant aux incidences fiscales applicables à un acquéreur ou à un porteur éventuel en particulier. Par conséquent, les porteurs éventuels devraient consulter leurs propres conseillers fiscaux en ce qui a trait à leur situation particulière.

Imposition des porteurs de débentures résidant au Canada

Le porteur de débentures qui est une société par actions, une société de personnes, une fiducie d'investissement à participation unitaire ou une fiducie de laquelle une société par actions ou une société en commandite est un bénéficiaire sera tenu d'inclure dans le calcul de son revenu pour une année d'imposition la totalité de l'intérêt versé sur les débentures qui s'accumule en sa faveur jusqu'à la fin de l'année d'imposition en question, ou qu'il peut recevoir ou qu'il a reçu avant l'année d'imposition en question, sauf dans la mesure où cet intérêt a été inclus dans le calcul du revenu du porteur pour une année d'imposition antérieure.

Tout autre porteur sera tenu d'inclure dans le calcul du revenu pour une année d'imposition la totalité de l'intérêt sur les débentures que le porteur reçoit ou peut recevoir au cours de l'année d'imposition en question (selon la méthode suivie habituellement par le porteur pour le calcul de son revenu), sauf dans la mesure où l'intérêt a été inclus dans le revenu du porteur pour une année d'imposition antérieure. En outre, si, à un moment donné, une débenture devenait un « contrat de placement », comme ce terme est défini dans la Loi de l'impôt, relativement à un porteur, ce porteur sera tenu d'inclure dans le calcul de son revenu pour une année d'imposition l'intérêt qui s'accumule en sa faveur sur la débenture jusqu'à tout « jour anniversaire » (comme ce terme est défini dans la Loi de l'impôt) de l'année donnée dans la mesure où cet intérêt n'a pas été autrement inclus dans le revenu du porteur pour l'année donnée ou une année antérieure.

Le porteur d'une débenture qui échange une débenture contre des parts de fiducie aux termes du privilège de conversion sera considéré avoir disposé de la débenture moyennant un produit de disposition correspondant au total de la juste valeur marchande des parts de fiducie ainsi acquises au moment de l'échange et de la somme de toutes les espèces reçues en remplacement d'une fraction de parts de fiducie.

Le coût des parts de fiducie ainsi acquises pour le porteur correspondra à la juste valeur marchande de celles-ci au moment de l'échange et on doit en établir la moyenne avec le prix de base rajusté de toutes les autres parts de fiducie détenues à ce moment à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de chacune de ces parts de fiducie.

Si la Fiducie rachète une débenture avant l'échéance ou rembourse une débenture à l'échéance et que le porteur n'exerce pas le privilège de conversion avant ce rachat ou ce remboursement, ce dernier sera considéré avoir disposé de la débenture moyennant un produit de disposition correspondant à la somme reçue par le porteur (à l'exception de la somme reçue à titre d'intérêt) dans le cadre de ce rachat ou ce remboursement. Si le porteur reçoit des parts de fiducie dans le cadre d'un rachat ou d'un remboursement, le porteur sera considéré avoir reçu un produit de disposition correspondant à la juste valeur marchande des parts de fiducie ainsi reçues et à la somme des espèces reçues en remplacement d'une fraction de part de fiducie. Le coût des parts de fiducie ainsi reçues pour le porteur correspondra à la juste valeur marchande de celles-ci au moment de l'échange et on doit en établir la moyenne avec le prix de base rajusté de toutes les autres parts de fiducie détenues à ce moment à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de chacune de ces parts de fiducie.

Dans le cadre d'une disposition réelle ou réputée d'une débenture de la façon décrite ci-dessus ou autrement, le porteur de celle-ci réalisera généralement un gain en capital (ou subira une perte en capital) correspondant à la somme par laquelle le produit de disposition (rajusté de la façon décrite ci-après) est supérieur (ou inférieur) au prix de base rajusté total du porteur de la débenture et des frais raisonnables de disposition. Dans le cadre d'une telle disposition réelle ou réputée d'une débenture, l'intérêt cumulé sur celle-ci jusqu'à la date de disposition sera inclus dans le calcul du revenu du porteur, sauf dans la mesure où cette somme a été autrement incluse dans le revenu du porteur, et sera exclue du calcul du produit de disposition du porteur relativement à la débenture.

La moitié des gains en capital réalisés par un porteur doit être incluse dans son revenu de l'année de la disposition aux fins de la Loi de l'impôt à titre de gains en capital imposables. La moitié des pertes en capital subies à la disposition d'une débenture peut être déduite des gains en capital réalisés par un porteur l'année de la disposition, au cours des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Le gain en capital réalisé par le porteur qui est un particulier peut donner lieu à un impôt minimum de remplacement. Le porteur qui, pendant toute l'année, est une « société privée sous contrôle canadien » (comme ce terme est défini dans la Loi de l'impôt) peut être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certaines revenus de placement, y compris les intérêts et les gains en capital imposables.

Imposition des porteurs de débentures non résidents du Canada

Le porteur d'une débenture qui n'est pas résident ou réputé être résident du Canada (un « porteur non résident ») sera généralement assujetti à une retenue d'impôt canadien au taux de 25 % sur l'intérêt versé ou porté à son crédit aux termes de la débenture, à moins que ce taux ne soit réduit aux termes des dispositions d'une convention fiscale entre le Canada et le territoire de résidence du porteur non résident. Le porteur non résident qui est un résident des États-Unis et qui a le droit de demander les avantages conférés par la *Convention fiscale de 1980 entre le Canada et les États-Unis d'Amérique*, pourra généralement faire ramener le taux de la retenue d'impôt à 10 % sur la somme de l'intérêt qui lui est versé ou porté à son crédit. Toute prime versée dans le cadre d'un rachat au gré de l'émetteur ou d'un rachat de débenture avant l'échéance sera réputée constituer de l'intérêt pour la retenue d'impôt canadien.

La disposition réelle ou réputée d'une débenture, que ce soit dans le cadre d'une conversion, d'un rachat au gré de l'émetteur ou autrement ne donnera pas lieu à un gain en capital assujetti à l'impôt aux termes de la Loi de l'impôt pour un porteur non résident, à la condition que (i) le porteur non résident n'utilise pas ou ne détienne pas, ni ne soit réputé utiliser ou détenir, la débenture dans le cadre de l'exploitation d'une entreprise au Canada, (ii) la débenture ne constitue pas un « bien d'assurance désigné » pour le porteur non résident aux fins de la Loi de l'impôt, (iii) la Fiducie est une fiducie de fonds commun de placement; et (iv) les débentures ne constituent pas autrement des « biens canadiens imposables » pour le porteur non résident au sens de la Loi de l'impôt. En règle générale, une débenture ne constituera pas autrement un bien canadien imposable pour un porteur non résident au moment de la disposition réelle ou réputée de celle-ci à moins que le porteur non résident, les personnes avec lesquelles il négocie sans lien de dépendance (au sens de la Loi de l'impôt) ou le porteur non résident ainsi que ces personnes n'étaient propriétaires de plus de 25 % des parts de fiducie à tout moment au cours de la période de 60 mois précédant immédiatement la disposition.

Si une débenture est vendue ou transférée par un porteur non résident à un souscripteur qui est un résident du Canada au moment où l'intérêt s'est accumulé et demeure impayé sur la débenture, la tranche du prix d'achat ou de

transfert attribuable à cet intérêt cumulé peut être réputée constituer de l'intérêt, et le souscripteur pourrait être responsable de remettre la retenue d'impôt sur cet intérêt réputé (et les autres sommes réputées constituer de l'intérêt) aux termes de la Loi de l'impôt. Les porteurs non résidents qui transfèrent ou vendent des débentures devraient consulter leurs propres conseillers pour savoir si les obligations de retenue s'appliquent. Le calcul du montant de l'intérêt qui est réputé avoir été versé dans le cadre d'un transfert de débentures, y compris une conversion, est complexe et pourrait ne pas être clair dans certaines circonstances. La juste valeur marchande des parts de fiducie reçue dans le cadre de la conversion d'une débenture, moins le prix d'émission de cette débenture, pourrait être considérée comme de l'intérêt aux fins de la retenue d'impôt canadien.

Statut du Fonds

La Fiducie est admissible à titre de « fiducie d'investissement à participation unitaire », comme ce terme est défini dans la Loi de l'impôt, et le présent résumé suppose que la Fiducie continuera d'être admissible à titre de « fiducie de fonds commun de placement », comme ce terme est défini dans la Loi de l'impôt, à tout moment important. Afin d'être admissible à titre de fiducie d'investissement à participation unitaire, la Fiducie doit satisfaire continuellement certaines exigences ayant trait à la nature de son entreprise (qu'elle doit principalement restreindre ses activités à des investissements de fonds dans des biens), à l'admissibilité de ses parts de fiducie aux fins de distribution au public, à la répartition de la propriété de ses parts de fiducie ainsi qu'au fait qu'elle ne doit pas être établie ni maintenue principalement pour le bénéfice de non-résidents du Canada.

Certaines restrictions sont imposées sur les activités et les pouvoirs de la Fiducie, et certaines restrictions limitent le nombre de porteurs de parts non-résidents, de sorte qu'il est raisonnable de s'attendre à ce que ces exigences seront satisfaites. Si la Fiducie devait ne pas être admissible à titre de fiducie de fonds commun de placement à un moment quelconque, les incidences fiscales qui en découlent seraient substantiellement différentes à certains égards de celles qui sont décrites aux présentes.

Pourvu que la Fiducie maintienne son statut de fiducie de fonds commun de placement aux termes de la Loi de l'impôt, les parts de fiducie seront des placements admissibles pour les fiducies régies par des régimes exonérés. Les régimes exonérés ne seront généralement pas redevables d'impôt à l'égard de toute distribution reçue de la Fiducie ou de tout gain en capital réalisé à la disposition des parts de fiducie. Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie cesseront d'être des placements admissibles pour les régimes exonérés, ce qui aurait des incidences fiscales défavorables pour les régimes exonérés ainsi que pour leurs rentiers ou bénéficiaires.

Imposition de la Fiducie

La Fiducie est, chaque année d'imposition, assujettie à l'impôt sur son revenu ou sa perte pour l'année en question, calculé comme si elle était un particulier distinct résidant au Canada. L'année d'imposition de la Fiducie se terminera le 31 décembre de chaque année.

La Fiducie sera tenue d'inclure dans son revenu pour chaque année d'imposition : (i) la totalité de l'intérêt qui court sur les billets, qui devient exigible ou qu'elle a reçu avant la fin de l'année, sauf dans la mesure ou cet intérêt a été inclus dans le calcul de son revenu d'une année antérieure, (ii) son revenu provenant de la PRN, et (iii) tous les dividendes reçus sur les actions de la Société à moins que la Fiducie n'ait fait le choix que ces dividendes seront réputés avoir été reçus par les porteurs de parts et de ne pas avoir été reçus par la Fiducie.

La Fiducie aura généralement le droit, dans le calcul de son revenu, de déduire les frais d'administration raisonnables engagés en vue de gagner un revenu. La Fiducie aura le droit de déduire les frais qu'elle a engagés dans le cadre de l'émission des débentures et des émissions précédentes de parts de fiducie sur cinq ans, selon la méthode d'amortissement linéaire (sous réserve d'un calcul proportionnel qui tiendra compte des années d'imposition plus courtes). La Fiducie pourra déduire au plus 10 % de ses frais cumulatifs à l'égard de biens canadiens relatifs au pétrole et au gaz (« FBCPG ») chaque année selon la méthode de l'amortissement dégressif (sous réserve d'un calcul proportionnel pour tenir compte des années d'imposition plus courtes). Si les FBCPG cumulatifs de la Fiducie sont inférieurs à zéro à la fin d'une année d'imposition, ce montant négatif doit être inclus dans le revenu. La Fiducie peut également déduire des montants qui deviendront payables par elle aux porteurs de parts au cours de l'année, dans la mesure où elle dispose d'un revenu net pour l'année, une fois que les inclusions et déductions

décrites ci-dessus auront été faites. Une somme sera considérée comme devenue payable à un porteur de parts au cours d'une année d'imposition seulement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement au cours de l'année en question. Aux termes de l'acte de fiducie, le revenu net de la Fiducie pour chaque année sera généralement payé ou payable aux porteurs de parts au moyen de distributions en espèces. L'acte de fiducie prévoit également d'autres situations où la Fiducie peut ne pas disposer de suffisamment d'espèces pour distribuer la totalité de son revenu net au moyen de ces distributions en espèces. En pareil cas, ce revenu net sera payable aux porteurs de parts sous forme de parts de fiducie supplémentaires (« parts de fiducie réinvesties »). Par conséquent, il est prévu que la Fiducie n'aura généralement pas de revenu imposable aux fins de la Loi de l'impôt.

Aux termes de l'acte de fiducie, les espèces reçues par la Fiducie peut être utilisé pour financer les rachats de parts de fiducie.

Aux fins de la Loi de l'impôt, la Fiducie compte généralement déduire, dans le calcul de son revenu et de son revenu imposable, le montant intégral disponible aux fins de déduction au cours de chaque année. En raison de ces déductions, il est prévu que la Fiducie ne sera redevable d'aucune somme importante d'impôt aux termes de la Loi de l'impôt. Toutefois, les conseillers juridiques ne peuvent fournir aucune assurance à cet égard.

Imposition des porteurs de parts résidents du Canada

Revenu tiré des parts de fiducie

Le revenu d'un porteur de parts tiré des parts de fiducie sera considéré comme un revenu tiré de biens aux fins de la Loi de l'impôt. Toute déduction ou perte de la Fiducie aux fins de la Loi de l'impôt ne peut être attribuée à une déduction ou une perte d'un porteur de parts ni être traitée comme telle.

Le porteur de parts sera généralement tenu dans le calcul de son revenu pour une année d'imposition donnée de celui-ci la partie du revenu net de la Fiducie pour une année d'imposition, y compris des dividendes imposables et des gains en capital imposables nets, qui est payé ou devient payable au porteur de parts au cours de l'année d'imposition en question, que ces sommes soient payables en espèces ou en parts de fiducie réinvesties (comme il est décrit ci-dessus).

Pourvu que la Fiducie fasse les attributions appropriées, cette partie de ses gains en capital imposables nets et de ses dividendes imposables provenant de la Société qui lui sont payés ou qui lui sont payables conserveront effectivement leurs caractéristiques de gains en capital imposables et de dividendes imposables, respectivement, et seront traités comme tels dans les mains du porteur de parts aux fins de la Loi de l'impôt. Ces dividendes seront assujettis aux dispositions relatives à la majoration et au crédit fiscal pour dividende ayant trait aux particuliers, à l'impôt remboursable aux termes de la partie IV de la Loi de l'impôt qui s'applique aux « sociétés privées » et aux « sociétés assujetties » (comme ces termes sont définis dans la Loi de l'impôt), et à la déduction dans le calcul du revenu imposable ayant trait aux dividendes reçus par des sociétés canadiennes imposables. En règle générale, le revenu net de la Fiducie qui est désigné comme des dividendes imposables provenant de sociétés canadiennes imposables ou comme des gains en capital imposables nets peut augmenter l'obligation d'un porteur en particulier au titre de l'impôt minimum.

Le porteur de parts qui, au cours de l'année d'imposition pertinente, est une société privée sous contrôle canadien, comme ce terme est défini dans la Loi de l'impôt, peut être tenu de verser un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris sur certains revenus provenant de la Fiducie.

La partie non imposable des gains en capital nets de la Fiducie qui est payée ou devient payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu du porteur de parts pour l'année. Tout autre montant supérieur au revenu net de la Fiducie qui est payé ou devient payable par la Fiducie à un porteur de parts au cours de l'année ne sera généralement pas inclus dans le revenu du porteur de parts pour l'année. Toutefois, le porteur de parts est tenu de réduire le prix de base rajusté des parts de fiducie qu'il détient de chaque montant qui lui est payable, autre qu'à titre de produit de la disposition des parts de fiducie (sauf dans la mesure où le montant a été inclus dans le revenu du porteur de parts ou qu'il correspondait à la part du porteur de parts de la partie non

imposable des gains en capital nets de la Fiducie, dont la partie imposable a été désignée par la Fiducie à l'égard du porteur de parts). Dans la mesure où le prix de base rajusté d'une part de fiducie devient inférieur à zéro, le montant négatif sera réputé être un gain en capital réalisé par un porteur de parts provenant de la disposition de la part de fiducie l'année dans laquelle le montant négatif est obtenu.

Disposition de parts de fiducie

À la disposition réelle ou réputée par le porteur de parts d'une part de fiducie, celui-ci réalisera généralement un gain en capital (ou subira une perte en capital) correspondant à l'excédent (ou au déficit) du produit de disposition par rapport au total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais raisonnables de disposition. Dans le calcul du prix de base rajusté de parts de fiducie détenues par une personne donnée à un moment donné, il est habituellement nécessaire de faire la moyenne du coût d'acquisition de la totalité des parts de fiducie acquises. Les frais d'acquisition des parts de fiducie réinvesties (comme celles-ci sont décrites ci-dessus) émises aux porteurs de parts au lieu de distributions en espèces correspondront généralement au montant de la distribution.

Un rachat de parts de fiducie sera une disposition de ces parts de fiducie pour un produit de disposition correspondant aux espèces ou à la juste valeur marchande de la contrepartie reçu par le porteur de parts, selon le cas. Les porteurs de parts qui demandent un rachat réaliseront généralement un gain en capital (ou subiront une perte en capital) correspondant au montant de l'excédent (ou du déficit) du produit de la disposition par rapport au prix de base rajusté des parts de fiducie dont le rachat est demandé. Lorsqu'un porteur de parts qui est une société par actions ou une fiducie (à l'exclusion d'une fiducie de fonds commun de placement) dispose d'une part de fiducie, la perte en capital du porteur de parts découlant de la disposition sera généralement réduite du montant de dividendes provenant de sociétés imposables canadiennes précédemment attribuées par la Fiducie au porteur de parts, sauf dans la mesure où une perte provenant d'une disposition antérieure d'une part la fiducie a été réduite de ces dividendes. Des règles analogues s'appliquent lorsqu'une société par actions ou une fiducie (à l'exclusion d'une fiducie de fonds commun de placement) est membre d'une société de personnes qui dispose de parts de fiducie.

La moitié de tout gain en capital (un « gain en capital imposable ») réalisé par un porteur de parts au cours d'une année d'imposition, et les gains en capital imposables nets attribués par la Fiducie à l'égard d'un porteur de parts, doivent être inclus dans le revenu du porteur de parts pour l'année, et la moitié de toute perte en capital (une « perte en capital déductible ») réalisée par le porteur de parts au cours d'une année d'imposition doit être déduite des gains en capital imposables réalisés par le porteur de parts, et les gains en capital imposables nets attribués par la Fiducie à l'égard d'un porteur de parts, l'année en question. Les pertes en capital déductibles pour une année d'imposition supérieures aux gains en capital imposables pour l'année en question peuvent être généralement reportées rétrospectivement et déduites au cours des trois années d'imposition antérieures, ou prospectivement et déduites au cours de toute année d'imposition ultérieure des gains en capital imposables nets réalisés au cours de ces années, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Le porteur de parts qui, au cours de l'année d'imposition pertinente, est une « société privée sous contrôle canadien », comme ce terme est défini dans la Loi de l'impôt, peut être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables. Les gains en capital réalisés par le porteur de parts qui est un particulier peuvent donner lieu à une obligation au titre de l'impôt minimum.

Imposition des porteurs de parts non résidents du Canada

Distributions sur les parts de fiducie

Toute distribution de revenu payée par la Fiducie à un porteur non résident ou portée au crédit de celui-ci sera assujettie à la retenue d'impôt canadien au moment où cette distribution est payée ou portée à son crédit au taux de 25 %, sous réserve d'une réduction de ce taux aux termes d'une convention fiscale applicable. Le porteur non résident qui est un résident des États-Unis aux fins de la *Convention fiscale de 1980 entre le Canada et les États-Unis d'Amérique* pourra généralement voir ce taux de retenue d'impôt canadien réduit à 15 %.

Une retenue d'impôt pour les non-résidents du Canada de 15 % s'appliquera également sur les distributions de la Fiducie (à l'exclusion des distributions effectuées sur le revenu de la Fiducie). Cette retenue d'impôt canadien de 15 % s'appliquera si, au moment de la distribution, les parts de fiducie sont inscrites à la cote d'une bourse prescrite (ce qui inclut la TSX) et que plus de 50 % de la juste valeur marchande des parts de fiducie est attribuable à des biens réels situés au Canada, à des avoirs miniers canadiens (ce qui inclut la PRN détenue par la Fiducie), à des avoirs forestiers ou à toute combinaison de ceux-ci. Si la disposition subséquente d'une part de fiducie se traduit par une perte en capital pour un porteur non résident, un remboursement de cette nouvelle retenue d'impôt canadien de 15 % est disponible dans certains cas limités, sous réserve du dépôt d'une déclaration fiscale canadienne spéciale.

Une retenue d'impôt de 25 % peut également s'appliquer sur les distributions effectuées à des non-résidents du Canada qui sont attribuables à des gains en capital réalisés par la Fiducie après le 22 mars 2004 à la disposition de biens canadiens imposables lorsque la Fiducie a fait certaines attributions de ces gains en capital à l'égard de ses porteurs de parts. Le taux de retenue d'impôt canadien de 25 % peut généralement être réduit conformément aux conditions d'une convention fiscale applicable entre le Canada et le territoire de résidence du porteur non résident. Il n'est pas prévu que cette retenue d'impôt de 25 % toucherait les distributions effectuées par la Fiducie puisque celle-ci ne devrait pas réaliser de gains à la disposition de biens canadiens imposables.

Disposition de parts de fiducie

Le porteur non résident sera assujetti à l'impôt aux termes de la Loi de l'impôt à l'égard de la disposition de parts de fiducie uniquement dans la mesure où ces parts de fiducie constituent des « biens canadiens imposables » aux fins de la Loi de l'impôt.

Les parts de fiducie ne seront normalement pas des biens canadiens imposables à un moment quelconque, pourvu que : (i) le porteur non résident, les personnes avec lesquelles celui-ci ne traite pas sans lien de dépendance (au sens de la Loi de l'impôt) ou le porteur non résident conjointement avec ces personnes ne possédaient pas 25 % ou plus des parts de fiducie émises à tout moment au cours de la période de 60 mois précédant le moment en question, (ii) la Fiducie soit une fiducie de fonds commun de placement au moment de la disposition, et (iii) les parts de fiducie ne soient pas par ailleurs réputées être des biens canadiens imposables.

Si les parts de fiducie d'un porteur non résident constituent des biens canadiens imposables, leur disposition donnera généralement lieu à un gain en capital (ou à une perte en capital) de la manière décrite ci-dessus à la rubrique intitulée « Imposition des porteurs de parts résidents du Canada »; toutefois, les distributions payées par la Fiducie ou créditées par celle-ci qui sont sujettes à la nouvelle retenue d'impôt canadien de 15 % ne réduiront pas le prix de base rajusté des parts de fiducie pour le porteur non résident. Le porteur non résident est tenu de déposer une déclaration fiscale canadienne s'il dispose de biens canadiens imposables. Le porteur non résident peut également être tenu d'obtenir un certificat de décharge auprès de l'ARC conformément à l'article 116 de la Loi de l'impôt avant la disposition de parts de fiducie qui constituent des biens canadiens imposables si la Fiducie n'est pas admissible à titre de fiducie de fonds commun de placement au moment de la disposition.

Les porteurs non résidents qui sont résidents ou qui sont par ailleurs assujettis à l'impôt dans des territoires autres qu'au Canada devraient consulter leurs conseillers fiscaux à l'égard des incidences fiscales liées à l'acquisition de parts de fiducie, y compris des exigences de dépôt connexes, dans ces territoires. Les porteurs non résidents qui sont des non-résidents du Canada aux fins de la Loi de l'impôt devraient consulter leurs propres conseillers fiscaux à l'égard de leur situation personnelle.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis des conseillers juridiques, compte tenu des réserves et des hypothèses dont il est question à la rubrique intitulée « Incidences fiscales fédérales canadiennes », les débentures et les parts de fiducie pouvant être émises dans le cadre d'une conversion, d'un rachat au gré de l'émetteur ou de l'échéance des débentures constitueront, à la date de clôture du présent placement, des placements admissibles aux termes de la Loi de l'impôt et de son règlement d'application pour les régimes régis par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices (à l'exception, dans le cas des débentures, d'un régime de participation différée aux bénéfices destiné aux employés de la Fiducie) et des régimes enregistrés d'épargne-études. La limite sur la détention de « biens étrangers » pour les régimes exonérés, les régimes de pension

agréés et d'autres contribuables anciennement assujettis à l'impôt aux termes de la partie XI de la Loi de l'impôt a été retirée pour les mois qui se terminent après 2004.

FACTEURS DE RISQUE

Un placement dans les titres de la Fiducie comporte un certain nombre de risques. Les épargnants devraient examiner avec soin les risques décrits à la rubrique intitulée « Facteurs de risque » dans la notice annuelle ainsi que les facteurs de risque suivants :

Échec possible de la matérialisation des avantages prévus de l'une ou l'autre ou des deux acquisitions

La Fiducie propose de réaliser les acquisitions afin de renforcer sa position dans le secteur du pétrole et du gaz naturel et de susciter la possibilité de concrétiser certains avantages, notamment des économies de coûts éventuelles. La matérialisation des avantages de ses acquisitions et de celles que la Fiducie pourrait réaliser à l'avenir dépend en partie de la réussite du regroupement des fonctions et de l'intégration opportune et efficace des exploitations, des méthodes et du personnel, ainsi que de la capacité de la Fiducie et de la Société de tirer profit des possibilités de croissance et des synergies attendues du regroupement des activités et des exploitations acquises et de celles de la Fiducie. L'intégration des entreprises acquises exige beaucoup d'efforts, de temps et de ressources de la part de la direction, qui pourrait ainsi ne plus être en mesure de consacrer son attention et ses ressources à d'autres occasions stratégiques et aux questions relatives à l'exploitation au cours de ce processus. Le processus d'intégration pourrait entraîner la perte d'employés clés et la perturbation des relations d'affaires et des liens avec les clients et les employés, ce qui pourrait nuire à la capacité de la Fiducie de concrétiser les avantages attendus de ces acquisitions et des acquisitions futures.

Impossibilité éventuelle de réaliser l'une des acquisitions ou les deux

Les acquisitions sont assujetties au risque commercial habituel que l'une ou l'autre des acquisitions, ou les deux, ne soient pas réalisées ou qu'elles ne le soient pas selon des conditions qui ont été négociées. Si la clôture de l'acquisition de Markedon n'a pas lieu avant le moment de la résiliation, si la convention d'achat de Markedon ou toute modification à celle-ci est résiliée à tout moment antérieur ou si la Fiducie a informé les preneurs fermes ou annoncé publiquement à tout moment antérieur qu'elle n'a pas l'intention de réaliser l'acquisition de Markedon, les débentures viendront à échéance à la date d'échéance initiale.

Risques liés à l'exploitation et aux réserves inhérents à l'actif de Markedon et à l'actif de Monroe

Les facteurs de risque qui sont présentés dans la notice annuelle et dans le présent prospectus simplifié quant aux activités pétrolières et gazières ainsi qu'à l'exploitation et aux réserves d'Esprit s'appliquent de la même façon à l'actif que la Fiducie est en voie d'acquérir dans le cadre des acquisitions. Plus particulièrement, les données sur les réserves et la récupération qui figurent dans le rapport AJM sur Markedon à l'égard de l'actif de Markedon et dans le rapport AJM sur Monroe à l'égard de l'actif de Monroe ne sont que des estimations; la production réelle et les réserves finales de ces propriétés pourraient être inférieures aux estimations qui figurent dans ces rapports. Se reporter à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Marché pour les titres

Il n'y a actuellement aucun marché par l'entremise duquel les débentures peuvent être vendues et les acquéreurs pourraient ne pas être en mesure de revendre les débentures qu'ils auront acquises dans le cadre du présent prospectus simplifié. Il n'est pas assuré qu'un marché de négociation actif se matérialisera pour les débentures ni, le cas échéant, qu'il se maintiendra au prix d'émission.

Dettes de rang supérieur; absence de clause de protection

Les débentures seront subordonnées à toutes les dettes de premier rang, y compris les dettes ou le passif qui sont exigibles par les créanciers commerciaux ou les autres créanciers de la Fiducie. Les débentures seront subordonnées

aux réclamations de créanciers des filiales de la Fiducie, sauf dans la mesure où la Fiducie est un créancier de ces filiales occupant un rang au moins égal à celui des autres créanciers.

À l'exception de ce qui est décrit aux présentes, y compris la restriction décrite à la rubrique intitulée « Modalités des débentures – Restrictions sur l'émission de débentures supplémentaires », l'acte de fiducie ne limitera pas la capacité de la Fiducie à contracter des dettes ou du passif supplémentaires (y compris des dettes de premier rang ») ou à verser des distributions. L'acte de fiducie ne renferme aucune disposition destinée expressément à protéger les porteurs de débentures en cas d'opérations futures financées par emprunt auxquelles participe la Fiducie. Toutefois, la convention de fiducie prévoit notamment des lignes directrices en matière de placement, les mandats de versements de distributions et des précisions concernant la nature de ses activités.

Effet de dilution sur les porteurs de parts de fiducie

La Fiducie peut décider de racheter des débentures en circulation contre des parts de fiducie ou de rembourser le capital impayé de celles-ci à l'échéance des débentures en émettant des parts de fiducie supplémentaires. Par conséquent, les porteurs de parts de fiducie pourraient faire face à un effet de dilution.

Dépendance envers une dette à court terme

Au 30 juin 2005, la Fiducie était endettée d'une somme de 137 495 000 $ aux termes d'une facilité de crédit renouvelable. Se reporter à la rubrique intitulée « Structure du capital consolidé de la Fiducie ». Toute fluctuation portant sur les taux d'intérêt, l'échéance de remboursement du capital ou le besoin de refinancement de la facilité de crédit renouvelable pourrait se traduire par des changements importants au montant que la Fiducie doit attribuer au service de cette dette. Puisque la facilité de crédit renouvelable exige de la Fiducie qu'elle accorde la priorité aux prêteurs aux termes de la facilité de crédit renouvelable par rapport aux porteurs de parts à l'égard de l'actif de la Fiducie et de la Société, et que les sommes exigibles par les prêteurs aux termes de la facilité de crédit renouvelable doivent être payées avant qu'une distribution ne puisse être faite aux porteurs de parts, une telle fluctuation des taux d'intérêt ou dans l'échéancier de remboursement ou le besoin de refinancement de la facilité de crédit renouvelable pourrait se traduire par une interruption des distributions. Puisque la facilité de crédit renouvelable est garantie par l'actif de la Fiducie, les porteurs de débentures occuperont un rang inférieur aux prêteurs de la facilité de crédit renouvelable en cas d'insolvabilité de la Fiducie.

En outre, bien que la Fiducie croit que la facilité de crédit renouvelable soit suffisante pour ses besoins actuels, rien ne garantit que le montant de crédit disponible aux termes de celle-ci sera adéquat pour les obligations financières de la Société, que des fonds supplémentaires pourront être obtenus ou que, à l'expiration, la facilité de crédit renouvelable pourra être refinancée selon des conditions que la Fiducie ou ses prêteurs jugent acceptables. Toute telle augmentation des emprunts ou l'absence de la disponibilité du crédit par la Fiducie pourrait se traduire par une interruption des distributions.

Responsabilité des promoteurs

Bien que la Société ait signé le présent prospectus simplifié en qualité de promoteur aux termes des lois sur les valeurs mobilières canadiennes applicables, elle est une filiale en propriété exclusive de la Fiducie. En conséquence, tout exercice des droits prévus par la loi des acquéreurs prévus par la loi à l'encontre de la Société en qualité de promoteur aux termes du présent prospectus simplifié procurera une valeur économique différentielle limitée à l'égard des droits de l'acquéreur prévus par la loi à l'encontre de la Fiducie.

CONTRATS IMPORTANTS

Les seuls contrats importants conclus par la Fiducie ou auxquels elle deviendra une partie au plus tard à la clôture du placement, autrement que dans le cours normal des activités, sont les suivants :

a) la convention de fiducie;

b) la convention d'administration;

c) la convention relative à la PRN;

d) la convention d'achat de Markedon;

e) la convention d'achat de Monroe;

f) la convention de prise ferme;

g) l'acte de fiducie.

Des exemplaires des documents précités, à la suite de leur signature s'ils ne sont pas encore signés, peuvent être consultés pendant les heures normales d'ouverture au bureau de la Fiducie situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1 pendant la période de distribution des débentures.

PROMOTEUR

La Société peut être considérée comme un promoteur de la Fiducie en raison du fait qu'elle a pris l'initiative de réorganiser les activités et les affaires de la Fiducie. Pour de plus amples renseignements concernant la relation entre la Fiducie et la Société, se reporter aux rubriques intitulées « Esprit Energy Trust » dans le présent prospectus simplifié et « Esprit Energy Trust et Esprit Exploration Ltd. » dans la notice annuelle.

POURSUITES JUDICIAIRES

Il n'y a aucun litige en cours contre la Fiducie ou auquel la Fiducie ou la Société est partie ou qui viserait l'un ou l'autre de leurs biens respectifs et qui présenterait de l'importance pour la Fiducie, et à la connaissance de la Fiducie ou de la Société, aucun litige de cette nature ne semble imminent.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont KPMG s.r.l./S.E.N.C.R.L., comptables agréés, 205 – 5th Avenue S.W., bureau 1200, Calgary (Alberta) T2P 4B9.

L'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie est la Société de fiducie Computershare du Canada à ses bureaux principaux de Calgary (Alberta) et de Toronto (Ontario).

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces, ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix, ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non -transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables de la législation en valeurs mobilières de sa province pour les particularités de ces droits et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Consentement de KPMG s.r.l./S.E.N.C.R.L.

Nous avons lu le prospectus simplifié (le « prospectus ») de Esprit Energy Trust (la « Fiducie ») daté du 18 juillet 2005 relatif au placement de débentures subordonnées non garanties prorogeables et convertibles à 6,50 % d'un montant total en capital de 100 000 000 $ de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2004 et 2003 ainsi que sur les états consolidés des résultats et du déficit et des flux de trésorerie pour les exercices terminés à ces dates. Notre rapport est daté du 15 février 2005 (sauf en ce qui a trait à la note 14 b) pour laquelle il est daté du 17 mars 2005).

Calgary, Canada
Le 18 juillet 2005

(signé) « KPMG s.r.l./S.E.N.C.R.L. »
Comptables agréés

Consentement de Deloitte & Touche s.r.l.

Nous avons lu le prospectus simplifié (le « prospectus ») de Esprit Energy Trust (la « Fiducie ») daté du 18 juillet 2005 relatif au placement d'un montant en capital global de 100 000 000 $ en débentures subordonnées non garanties prorogeables convertibles à 6,50 % de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires de Resolute Energy Inc. portant sur les bilans consolidés de Resolute Energy Inc. aux 31 décembre 2004 et 2003 et les états consolidés des résultats, des bénéfices non répartis (du déficit) et des flux de trésorerie pour chacun des exercices terminés à ces dates. Notre rapport est daté du 14 mars 2005.

Calgary (Alberta)
Le 18 juillet 2005

(signé) Deloitte & Touche s.r.l.
Comptables agréés

ANNEXE A

INFORMATION CONCERNANT L'ACTIF DE MARKEDON

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne des réserves attribuables à l'actif de Markedon et à l'actif de Monroe. Ces estimations produites à l'interne reflètent un point de vue plus conservateur de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour faire son évaluation des acquisitions et pour prendre la décision de réaliser ces acquisitions. Se reporter à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Comme la Fiducie ne possède pas actuellement l'actif de Markedon, l'information qui suit est un extrait de l'information obtenue auprès de Markedon et d'autres tiers. **Bien que la Fiducie n'ait aucune raison de croire que l'information n'est pas exacte, aucune assurance ne peut être donnée quant à l'exhaustivité ou à l'exactitude de cette information à l'égard de l'actif de Markedon.**

Les données relatives aux réserves de l'actif de Markedon présentées ci-dessous sont fondées sur une évaluation réalisée par AJM en date du 1er juin 2005 qui figure dans le rapport AJM sur Markedon. Les données relatives aux réserves résumant les réserves de l'actif de Markedon ainsi que la valeur actualisée nette des produits d'exploitation nets futurs relatifs à ces réserves ont été établies au moyen de prix et de coûts constants ainsi que de prix et de coûts prévisionnels. Les mentions de production dans les présentes indiquent la quote-part de la participation directe de la partie pertinente, avant la déduction des redevances dues par d'autres. À moins d'indication contraire, les données relatives aux réserves sont conformes aux exigences du Règlement 51-101 sur l'information concernant les activités pétrolières et gazières.

Toutes les réserves attribuables à l'actif de Markedon sont situées au Canada, plus particulièrement dans la province d'Alberta.

On ne doit pas présumer que les estimations des produits d'exploitation futurs présentés dans les tableaux ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants ou celle des prix et des coûts prévisionnels ou d'autres hypothèses s'avéreront, et les écarts pourraient être importants.

Principales propriétés

Richdale/Berry

Située dans le sud-est de l'Alberta, la propriété Richdale/Berrry produit à partir du gisement Richdale Banff A. Markedon détient une participation directe de 65 % dans cette propriété. Le gisement Richdale Banff A a été découvert en 2003 grâce au puits 07-05-029-13 W4M. Depuis lors, la production brute s'est élevée à près de 1 200 b/j de pétrole à partir d'un total de six puits.

Les projets de mise en valeur pour cette propriété consistent à réduire la superficie des quarts de section standards existants (160 acres) à deux puits par quart de section (80 acres).

Manyberries

La région de Manyberries est située dans les cantons 4 à 5 et les intervalles 4 et 5 W4M dans le sud-est de l'Alberta. L'actif de Markedon dans la région est composé de participations directes dans quatre unités et divers puits producteurs ne faisant pas partie d'une unité. Les participations directes varient, s'échelonnant de 36 à 54 pour cent, et la majorité de la production n'est pas exploitée.

Les projets de mise en valeur comprennent quatre emplacements supplémentaires et deux puits à injection dans l'unité Sunburst JJ. Une hausse supplémentaire peut être réalisée à partir de la mise en place d'une injection à volume élevé.

Aden

Également située dans le sud-est de l'Alberta, la propriété Aden est située dans le canton 1, intervalle 10 W4M, à environ 75 milles au sud-ouest de Medicine Hat. La participation directe dans cette propriété exploitée s'élève à 100 %. La production provient du gisement Lower Mannville A et est composée d'un puits de pétrole exploité et de deux puits à injection d'eau.

Pakowki

La propriété Pakowki est située dans les cantons 5 et 6, intervalles 6 à 8 W4M, à environ 54 milles au sud de Medicine Hat, dans le sud-est de l'Alberta. Cette propriété exploitée est composée de trois puits de pétrole producteurs Sunburst B avec des participations directes de 100 %.

Données relatives aux réserves (prix et coûts constants)

Le tableau suivant présente les données relatives aux réserves et les produits d'exploitation nets futurs provenant de l'actif de Markedon, établie d'après le rapport AJM sur Markedon au moyen des prix et des coûts constants.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

	RÉSERVES[1]							
	Pétroles légers et moyens		Pétroles lourds		Gaz naturel		Liquides de gaz naturel	
Catégorie de réserves	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi^3)	Nettes (Mpi^3)	Brutes (kb)	Nettes (kb)
Réserves prouvées								
Réserves exploitées mises en valeur	1 071	879	0	0	2 760	2 243	16	12
Réserves inexploitées mises en valeur	0	0	0	0	1 620	1 154	0	0
Réserves non mises en valeur	697	569	0	0	2 463	2 078	13	10
Total des réserves prouvées	1 768	1 448	0	0	6 843	5 475	29	22
Réserves probables	1 014	859	0	0	3 440	2 701	15	10
Total des réserves prouvées et probables	2 782	2 307	0	0	10 283	8 176	44	32

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS[1]

Catégorie de réserves	Avant impôt, actualisée à (en pourcentage par année)					Après impôt, actualisée à (en pourcentage par année)				
	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Réserves prouvées										
Réserves exploitées mises en valeur	51 602	43 237	37 589	33 547	30 497	38 831	32 451	28 170	25 112	22 806
Réserves inexploitées mises en valeur	8 084	6 033	4 667	3 718	3 032	5 502	4 109	3 180	2 532	2 065
Réserves non mises en valeur	32 731	27 649	23 816	20 847	18 484	22 060	18 320	15 515	13 353	11 638
Total des réserves prouvées	92 417	76 919	66 072	58 112	52 013	66 393	54 880	46 865	40 997	36 509
Réserves probables	54 902	40 394	31 739	25 977	21 867	36 933	26 953	21 015	17 067	14 253
Total des réserves prouvées et probables	147 319	117 313	97 811	84 089	73 880	103 326	81 833	67 880	58 064	50 762

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS[1] (NON ACTUALISÉS) EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Produit d'exploitation (M $)	Redevances[2] (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)	Impôt (M $)	Produits d'exploitation nets futurs après impôt (M $)
Réserves prouvées	152 313	27 170	23 044	8 792	889	92 418	26 025	66 393
Réserves prouvées et probables	236 498	41 059	35 234	11 997	889	147 319	43 993	103 326

Notes :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

2) Les redevances comprennent les impôts miniers, déduction faite du crédit d'impôt de l'Alberta au titre des redevances (« CIAR »).

PRODUITS D'EXPLOITATION NETS FUTURS PAR GROUPE DE PRODUCTION EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	58 778
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	-
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	7 294

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées et probables	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	89 683
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	-
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	8 129

Données relatives aux réserves (prix et coûts prévisionnels)

Le tableau suivant présente les données relatives aux réserves et les produits d'exploitation nets futurs provenant de l'actif de Markedon, établies d'après le rapport AJM sur Markedon au moyen de prix et de coûts prévisionnels.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

	RÉSERVES[1]							
	Pétrole léger et moyen		Pétrole lourd		Gaz naturel		Liquides de gaz naturel	
Catégorie de réserves	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi^3)	Nettes (Mpi^3)	Brutes (kb)	Nettes (kb)
Réserves prouvées								
Réserves exploitées mises en valeur	1 064	873	0	0	2 753	2 237	16	12
Réserves inexploitées mises en valeur	0	0	0	0	1 620	1 155	0	0
Réserves non mises en valeur	699	571	0	0	2 460	2 076	13	9
Total des réserves prouvées	1 763	1 444	0	0	6 833	5 468	29	21
Réserves probables	1 008	853	0	0	3 438	2 701	15	11
Total des réserves prouvées et probables	2 771	2 297	0	0	10 271	8 169	44	32

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS[1]

Catégorie de réserves	Avant impôt, actualisée à (en pourcentage par année) 0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)	Après impôt, actualisée à (en pourcentage par année) 0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Réserves prouvées										
Réserves exploitées mises en valeur	45 566	39 599	35 066	31 689	29 081	34 683	29 960	26 443	23 840	21 836
Réserves inexploitées mises en valeur	8 541	6 327	4 871	3 869	3 151	5 810	4 307	3 317	2 635	2 145
Réserves non mises en valeur	30 010	25 657	22 288	19 639	17 507	20 222	16 977	14 484	12 534	10 975
Total des réserves prouvées	84 117	71 583	62 225	55 197	49 739	60 715	51 244	44 244	39 009	34 956
Réserves probables	49 087	36 292	28 709	23 658	20 040	33 059	24 215	18 992	15 519	13 033
Total des réserves prouvées et probables	133 203	107 875	90 934	78 855	69 779	93 774	75 459	63 236	54 528	47 989

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS
(NON ACTUALISÉS)
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS[1]

Catégorie de réserves	Produit d'exploitation (M $)	Redevances[2] (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)	Impôt (M $)	Produits d'exploitation nets futurs après impôt (M $)
Réserves prouvées	147 423	26 577	26 778	8 861	1 090	84 117	23 401	60 716
Réserves prouvées et probables	228 128	40 004	41 673	12 090	1 158	133 203	39 429	93 774

Notes :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

2) Les redevances comprennent les impôts miniers, déduction faite du crédit d'impôt de l'Alberta au titre des redevances (« CIAR »).

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	54 466
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	7 759

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées et probables	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	81 869
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	9 065

Notes :

1) Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

2) Les hypothèses de prix et de coûts présument que les lois et les règlements actuels demeurent en vigueur et prévoient des augmentations des prix de vente des têtes de puits, et tiennent compte de l'inflation à l'égard des frais d'exploitation et des dépenses en immobilisations futurs. Le rapport AJM sur Markedon prévoit que les frais d'exploitation augmenteront au rythme de 2 % par année.

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence et les hypothèses relatives aux prix utilisées aux fins de l'établissement des données relatives aux réserves de l'actif de Markedon et, dans le cas des prix et des coûts prévisionnels, les hypothèses relatives au taux d'inflation.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX EN DATE DU 31 MAI 2005[1]

PRIX ET COÛTS CONSTANTS

Année	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40° API ($ CA/b)	Pétrole lourd à Hardisty 12° API ($ CA/b)	Prix du gaz naturel[1] à l'AECO ($ CA/MBtu)	Liquides de gaz naturel FOB à l'entrée du gisement[2] ($ CA/b)	Taux de change[3] ($ US/CA)
2004	51,97	62,77	39,73	6,80	40,80	0,7994

Notes :

1) Le présent tableau récapitulatif présente les cours de référence qui peuvent s'appliquer à un émetteur assujetti.

2) Les prix du butane.

3) Le taux de change utilisé pour générer les prix de référence du présent tableau.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX EN DATE DU 31 MARS 2005

PRIX ET COÛTS PRÉVISIONNELS

Année	WTI Nymex	Prix au pair à Edmonton 40° API	Prix du gaz naturel à l'AECO	NYMEX	Condensat à Edmonton	Taux d'inflation	Taux de change
	($ US/b)	($ CA/b)	($ CA/MBtu)	($ US/MBtu)	($ CA/b)	(%/an)	($ US/$ CA)
Prévisions							
2005	52,00	62,30	7.50	7,15	65,40	2,0	0,82
(7 mois)......	52,00	62,30	7,50	7,15	65,40	2,0	0,82
2006	50,95	61,00	7,50	7,15	64,05	2,0	0,82
2007	49,95	59,80	7,40	7,10	62,80	2,0	0,82
2008	47,75	57,10	7,10	6,80	59,95	2,0	0,82
2009	46,55	55,65	6,70	6,50	58,45	2,0	0,82
2010	44,15	52,70	6,50	6,30	55,35	2,0	0,82
2011	40,55	48,30	7,00	6,75	50,70	2,0	0,82
2012	41,35	49,30	7,20	6,90	51,75	2,0	0,82
2013	42,15	50,30	7,40	7,05	52,80	2,0	0,82
2014	43,00	51,30	7,50	7,15	53,85	2,0	0,82
2015	43,85	52,35	7,70	7,30	54,95	2,0	0,82
2016+.........	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	0,82

Propriétés foncières

Le tableau suivant présente, pour l'actif de Markedon, les propriétés foncières mises en valeur et non mises en valeur au 1er juin 2005.

	Non mises en valeur		Mises en valeur		Total	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
Alberta	16 480	13 842	16 400	11 352	32 880	25 194
Colombie-Britannique	3 520	3 520	0	0	3 520	3 520
Total	20 000	17 362	16 400	11 352	36 400	28 714

Il n'existe aucun terrain dont les droits expireront en 2005.

Propriétés pétrolifères et gazéifères

Le tableau suivant présente le nombre et l'état des puits dans lesquels la Société acquerra une participation directe, dans le cadre de l'acquisition de Markedon.

	Puits exploités				Puits fermés[1)]			
	Pétrole		Gaz naturel		Pétrole		Gaz naturel	
	Bruts	Nets	Bruts	Nets	Bruts	Nets	Bruts	Nets
Alberta	44	25,3	12	9,1	13	6,7	5	4,1

Notes :

1) « Puits fermés » désigne les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être exploités, mais qui ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs. Les puits fermés sont situés à une distance maximale de un kilomètre des pipelines existants.

Dépenses en immobilisations

Le tableau suivant présente les dépenses en immobilisations de l'actif de Markedon à l'égard des catégories indiquées et des périodes terminées les 31 octobre 2004 et 2003.

	Exercice terminé le 31 octobre 2004 (en milliers de dollars)	Exercice terminé le 31 octobre 2003 (en milliers de dollars)
Terrains et données sismiques	345	468
Forage et achèvement	2 456	3 104
Installations et matériel	1 630	2 063
Acquisitions de propriété	–	–
Autres	–	–
Total	4 431	5 635

Activités de forage

Dans le cadre de l'actif de Markedon, Markedon a participé au forage de quatre puits (dont trois sont complétés) dans la région de Berry et au forage et à l'achèvement d'un puits dans la région Warner au cours de l'exercice terminé le 31 octobre 2004.

Historique – Volumes de vente et revenus nets quotidiens et dépenses en immobilisations

Les tableaux suivants présentent certains renseignements à l'égard des volumes quotidiens, des revenus nets et des dépenses en immobilisations à l'égard de l'actif de Markedon pour les périodes indiquées. La production actuelle provenant de l'actif de Markedon est d'environ 1 320 bep/j, et se compose de 2,157 Mpi^3/j de gaz naturel, de 960 b/j de pétrole brut et de LGN.

	Période de trois mois terminée le			
	31 janvier 2004	30 avril 2004	31 juillet 2004	31 octobre 2004
Production				
Pétrole et LGN (b/j)	508	436	368	623
Gaz naturel (kpi^3/j)	1 729	1 451	1 259	1 338
Équivalent de pétrole (bep/j) (6:1)	796	677	577	846
Revenus nets par bep				
Produits d'exploitation	38,12	41,45	45,45	50,43
Redevances	(7,23)	(8,08)	(7,99)	(11,76)
Frais de production	(7,26)	(9,51)	(9,85)	(7,78)
Revenus nets	23,63	23,86	27,61	30,89
Revenus nets par kpi^3 – gaz naturel				
Produits d'exploitation	6,23	6,24	6,95	6,04
Redevances	(1,34)	(1,39)	(1,46)	(1,33)
Frais de production	(1,21)	(1,59)	(1,64)	(1,80)
Revenus nets	3,68	3,26	3,85	2,91
Dépenses en immobilisations (en milliers de $)				
Terrains et données sismiques	233	(1)	21	91
Forage et achèvement	436	224	872	925
Installations et matériel	418	55	505	652
Acquisitions de propriété	–	–	–	–
Acquisitions d'une entreprise	–	–	–	–
Autres	–	–	–	–
Total	1 087	278	1 398	1 668

Historique de production

Le tableau suivant présente un résumé de la production quotidienne moyenne de l'actif de Markedon, déduction faite des redevances, pour les périodes indiquées.

	Exercice terminé le 31 octobre 2004	Exercice terminé le 31 octobre 2003
Pétrole brut et LGN (b/j)	482	408
Gaz naturel (kpi^3/j)	1 476	1 581
Équivalent de pétrole (bep/j) (6:1)	729	672

Engagements futurs

Au 1er juin 2005, il n'existait aucun contrat de couverture à l'égard de l'actif de Markedon.

Information supplémentaire concernant les données relatives aux réserves

Réserves non mises en valeur

Au 1er juin 2005, 711 kb de pétrole et 2 460 Mpi^3 de gaz naturel de réserves non mises en valeur prouvées et 1 023 kb de pétrole et 3 438 Mpi^3 de gaz naturel de réserves probables étaient attribuables à l'actif de Markedon. Les réserves non mises en valeur sont les réserves que l'on prévoit récupérer à partir de gisements connus et dont la mise en production nécessiterait des dépenses importantes.

Les réserves prouvées non mises en valeur sont fondées sur la fermeture temporaire future d'emplacements de forage d'extension dans des gisements connus repérés par AJM et Markedon. Les réserves non mises en valeur probables sont fondées sur le forage d'extension de gisements connus. La Société compte mettre ces réserves en valeur dans les deux prochaines années.

Frais de mise en valeur futurs

Le tableau suivant décrit les prévisions portant sur les frais de mise en valeur futurs de l'actif de Markedon. Les frais sont présentés par catégorie de réserves et indiquent un taux d'actualisation nul et un taux d'actualisation de 10 %.

	2005 (M $)		2006 (M $)		2007 (M $)	
Catégorie de réserves	**0 %**	**10 %**	**0 %**	**10 %**	**0 %**	**10 %**
Réserves prouvées						
Hypothèses de prix et de coûts constants	5 454	5 454	3 330	3 010	0	0
Hypothèses de prix et de coûts prévisionnels	5 454	5 454	3 371	3 047	0	0
Réserves prouvées et probables						
Hypothèses de prix et de coûts constants	7 371	7 371	4 629	4 198	0	0
Hypothèses de prix et de coûts prévisionnels	7 371	7 371	4 683	4 247	0	0

Le rapport AJM sur Markedon ne comprend aucuns frais de mise en valeur futurs après 2007, à l'exception de la somme de 35 600 $ en 2010. Les frais de mise en valeur futurs seront fondés principalement sur les flux de trésorerie de l'actif de Markedon qui devraient être supérieurs aux exigences liées aux frais de mise en valeur futurs.

Autre information sur le pétrole et le gaz

Frais d'abandon et de remise en état

Les frais d'abandon et de remise en état ont été évalués par AJM en fonction des données se rapportant aux régions d'exploitation de l'actif de Markedon fournies par EUB. Ces données ainsi que les procédures utilisées pour calculer les obligations au titre de l'abandon et de la remise en état correspondent à celles qu'EUB a endossées en utilisant son système d'évaluation de la responsabilité des titulaires de licence (*Licensee Liability Rating System*). Ces coûts sont compris dans le rapport AJM sur Markedon pour la durée de l'actif de Markedon.

La Société compte engager environ 903 000 $ de frais d'abandon et de remise en état. Aucun puits ne devrait être abandonné au cours des trois prochaines années. Un total de 903 000 $ a été déduit dans les estimations des réserves futures.

Frais engagés

Au cours de l'exercice terminé le 31 octobre 2004, une somme de 2 100 000 $ a été engagée pour des frais de mise en valeur et une somme de 400 000 $, pour des frais d'exploration.

Estimations de la production

Le tableau suivant résume la production exploitée, mise en valeur et prouvée estimative totale en utilisant les prix et les coûts constants et les prix et les coûts prévisionnels pour 2005.

	Production estimative (prix et coûts constants)	**Production estimative (prix et coûts prévisionnels)**
Gaz naturel (kpi^3/j)	2 095	2 095
Pétrole et LGN (b/j)	832	832
Bep/j	1 181	1 181

Impôt

La Fiducie ne prévoit ne payer aucun impôt dans un avenir prévisible.

ANNEXE B

INFORMATION CONCERNANT L'ACTIF DE MONROE

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne des réserves attribuables à l'actif de Markedon et à l'actif de Monroe. Ces estimations produites à l'interne reflètent un point de vue plus conservateur de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour faire son évaluation des acquisitions et pour prendre la décision de réaliser ces acquisitions. Se reporter à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Comme la Fiducie ne possède pas actuellement l'actif de Monroe, l'information qui suit est un extrait de l'information obtenue auprès de Monroe et d'autres tiers. **Bien que la Fiducie n'ait aucune raison de croire que l'information n'est pas exacte, aucune assurance ne peut être donnée quant à l'exhaustivité ou à l'exactitude de cette information à l'égard de l'actif de Monroe.**

Les données relatives aux réserves de l'actif de Monroe présentées ci-dessous sont fondées sur une évaluation réalisée par AJM en date du 1er juin 2005 qui figure dans le rapport AJM sur Monroe. Les données relatives aux réserves résumant les réserves de l'actif de Monroe ainsi que la valeur actualisée nette des produits d'exploitation nets futurs relatifs à ces réserves ont été établies au moyen de prix et de coûts constants ainsi que de prix et de coûts prévisionnels. Les mentions de production dans les présentes indiquent la quote-part de la participation directe de la partie pertinente, avant la déduction des redevances dues par d'autres. À moins d'indication contraire, les données relatives aux réserves sont conformes aux exigences du Règlement 51-101 sur l'information concernant les activités pétrolières et gazières.

Toutes les réserves attribuables à l'actif de Monroe sont situées au Canada, plus particulièrement dans la province d'Alberta.

On ne doit pas présumer que les estimations des produits d'exploitation futurs présentés dans les tableaux ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants ou celle des prix et des coûts prévisionnels ou d'autres hypothèses s'avéreront, et les écarts pourraient être importants.

Principales propriétés

Richdale/Berry

Située dans le sud-est de l'Alberta, la propriété Richdale/Berrry produit à partir du gisement Richdale Banff A. Monroe détient une participation directe de 35 % dans cette propriété. Le gisement Richdale Banff A a été découvert en 2003 grâce au puits 07-05-029-13 W4M. Depuis lors, la production brute s'est élevée à presque de 1 200 b/j de pétrole à partir d'un total de six puits.

Les projets de mise en valeur pour cette propriété consistent à réduire la superficie des quarts de section standards existants (160 acres) à deux puits par quart de section (80 acres).

Données relatives aux réserves (prix et coûts constants)

Le tableau suivant présente les données relatives aux réserves et les produits d'exploitation nets futurs provenant de l'actif de Monroe, établie d'après le rapport AJM sur Monroe au moyen des prix et des coûts constants.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

	RÉSERVES[1]							
	Pétroles légers et moyens		Pétroles lourds		Gaz naturel		Liquides de gaz naturel	
Catégorie de réserves	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi^3)	Nettes (Mpi^3)	Brutes (kb)	Nettes (kb)
Réserves prouvées								
Réserves exploitées mises en valeur	376	290	0	0	937	746	6	5
Réserves inexploitées mises en valeur	0	0	0	0	829	582	0	0
Réserves non mises en valeur	264	214	0	0	691	568	5	3
Total des réserves prouvées	640	504	0	0	2 457	1 896	11	8
Réserves probables	308	244	0	0	1 428	1 086	6	4
Total des réserves prouvées et probables	948	748	0	0	3 885	2 982	17	12

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS[1]

	Avant impôt, actualisée à (en pourcentage par année)					Après impôt, actualisée à (en pourcentage par année)				
Catégorie de réserves	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Réserves prouvées										
Réserves exploitées mises en valeur	18 157	15 273	13 317	11 919	10 866	13 225	11 156	9 741	8 725	7 953
Réserves inexploitées mises en valeur	4 165	3 076	2 353	1 852	1 493	2 836	2 096	1 605	1 265	1 020
Réserves non mises en valeur	13 141	11 210	9 796	8 723	7 875	8 889	7 532	6 536	5 776	5 180
Total des réserves prouvées	35 463	29 559	25 466	22 494	20 234	24 950	20 784	17 882	15 766	14 153
Réserves probables	19 372	14 105	11 085	9 119	7 734	13 040	9 466	7 413	6 075	5 130
Total des réserves prouvées et probables	54 835	43 664	36 551	31 613	27 968	37 990	30 250	25 295	21 841	19 283

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS[1]
(NON ACTUALISÉS)
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Produit d'exploitation (M $)	Redevances[2] (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)	Impôt (M $)	Produits d'exploitation nets futurs après impôt (M $)
Réserves prouvées	54 717	10 891	5 869	2 268	225	35 463	10 513	24 950
Réserves prouvées et probables.........	82 821	16 518	8 485	2 757	225	54 836	16 845	37 991

Notes :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

2) Les redevances comprennent les impôts miniers, déduction faite du crédit d'impôt de l'Alberta au titre des redevances (« CIAR »).

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées..................................	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	23 697
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	-
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	1 769
Réserves prouvées et probables................	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	34 173
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	-
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	2 378

Données relatives aux réserves (prix et coûts prévisionnels)

Le tableau suivant présente les données relatives aux réserves et les produits d'exploitation nets futurs provenant de l'actif de Monroe, établies d'après le rapport AJM sur Monroe au moyen de prix et de coûts prévisionnels.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

	RÉSERVES[1]							
	Pétrole léger et moyen		Pétrole lourd		Gaz naturel		Liquides de gaz naturel	
Catégorie de réserves	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)
Réserves prouvées								
Réserves exploitées mises en valeur	376	291	0	0	937	746	6	5
Réserves inexploitées mises en valeur	0	0	0	0	829	583	0	0
Réserves non mises en valeur	265	213	0	0	692	569	5	3
Total des réserves prouvées	640	504	0	0	2 457	1 897	11	8
Réserves probables	308	245	0	0	1 428	1 087	6	5
Total des réserves prouvées et probables	948	749	0	0	3 885	2 984	17	12

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS[1]

	Avant impôt, actualisée à (en pourcentage par année)					Après impôt, actualisée à (en pourcentage par année)				
Catégorie de réserves	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Réserves prouvées										
Réserves exploitées mises en valeur	16 362	14 261	12 619	11 403	10 470	12 024	10 477	9 273	8 378	7 687
Réserves inexploitées mises en valeur	4 392	3 216	2 445	1 917	1 540	2 989	2 191	1 668	1 308	1 052
Réserves non mises en valeur	12 161	10 520	9 282	8 323	7 558	8 235	7 069	6 189	5 508	4 966
Total des réserves prouvées	32 915	27 997	24 346	21 643	19 569	23 248	19 737	17 130	15 194	13 705
Réserves probables	18 323	13 275	10 436	8 606	7 320	12 321	8 906	6 975	5 728	4 851
Total des réserves prouvées et probables	51 238	41 272	34 782	30 249	26 890	35 569	28 643	24 105	20 922	18 566

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS[1]
(NON ACTUALISÉES)
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	Produit d'exploitation (M $)	Redevances[2] (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)	Impôt (M $)	Produits d'exploitation nets futurs après impôt (M $)
Réserves prouvées..........	53 299	10 658	7 190	2 283	253	32 915	9 668	23 248
Réserves prouvées et probables.........	81 013	16 157	10 585	2 775	258	51 238	15 668	35 570

Notes :
1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.
2) Les redevances comprennent les impôts miniers, déduction faite du crédit d'impôt de l'Alberta au titre des redevances (« CIAR »).

PRODUITS D'EXPLOITATION NETS FUTURS[1]
PAR GROUPE DE PRODUCTION
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année)[1][2] (M $)
Réserves prouvées..................................	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	22 455
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	1 891
Réserves prouvées et probables...............	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	32 253
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	2 529

Notes :
1) Les chiffres ayant été arrondis, certaines légères différences peuvent exister.
2) Les hypothèses de prix et de coûts présument que les lois et les règlements actuels demeurent en vigueur et prévoient des augmentations des prix de vente des têtes de puits, et tiennent compte de l'inflation à l'égard des frais d'exploitation et des dépenses en immobilisations futurs. Le rapport AJM sur Monroe prévoit que les frais d'exploitation augmenteront au rythme de 2 % par année.

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence et les hypothèses relatives aux prix utilisées aux fins de l'établissement des données relatives aux réserves de l'actif de Monroe et, dans le cas des prix et des coûts prévisionnels, les hypothèses relatives au taux d'inflation.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX EN DATE DU 31 MAI 2005[1]

PRIX ET COÛTS CONSTANTS

Année	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40° API ($ CA/b)	Pétrole lourd à Hardisty 12° API ($ CA/b)	Prix du gaz naturel[1] à l'AECO ($ CA/MBtu)	Liquides de gaz naturel FOB à l'entrée du gisement[2] ($ CA/b)	Taux de change[3] ($ US/CA)
2004	51,97	62,77	39,37	6,80	40,80	0,7994

Notes :

1) Le présent tableau récapitulatif présente les cours de référence qui peuvent s'appliquer à un émetteur assujetti.
2) Les prix du butane.
3) Le taux de change utilisé pour générer les prix de référence du présent tableau.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX EN DATE DU 31 MARS 2005

PRIX ET COÛTS PRÉVISIONNELS

Année	WTI Nymex	Prix au pair à Edmonton 40° API	Prix du gaz naturel à l'AECO	NYMEX	Condensat à Edmonton	Taux d'inflation	Taux de change
	($ US/b)	($ CA/b)	($ CA/MBtu)	($ US/MBtu)	($ CA/b)	(%/an)	($ US/$ CA)
Prévisions							
2005	52,00	62,30	7,50	7,15	65,40	2,0	0,82
(7 mois)......	52,00	62,30	7,50	7,15	65,40	2,0	0,82
2006	50,95	61,00	7,50	7,15	64,05	2,0	0,82
2007	49,95	59,80	7,40	7,10	62,80	2,0	0,82
2008	47,75	57,10	7,10	6,80	59,95	2,0	0,82
2009	46,55	55,65	6,70	6,50	58,45	2,0	0,82
2010	44,15	52,70	6,50	6,30	55,35	2,0	0,82
2011	40,55	48,30	7,00	6,75	50,70	2,0	0,82
2012	41,35	49,30	7,20	6,90	51,75	2,0	0,82
2013	42,15	50,30	7,40	7,05	52,80	2,0	0,82
2014	43,00	51,30	7,50	7,15	53,85	2,0	0,82
2015	43,85	52,35	7,70	7,30	54,95	2,0	0,82
2016+.........	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	0,82

Propriétés foncières

Le tableau suivant présente, pour l'actif de Monroe, les propriétés foncières mises en valeur et non mises en valeur au 1er juin 2005.

	Non mises en valeur		Mises en valeur		Total	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
Alberta	2 080	720	960	336	3 040	1 056
Total..	2 080	720	960	336	3 040	1 056

Il n'existe aucun terrain dont les droits expireront en 2005.

Propriétés pétrolifères et gazéifères

Le tableau suivant présente le nombre et l'état des puits dans lesquels la Société acquerra une participation directe, dans le cadre de l'acquisition de Monroe.

	Puits exploités				Puits fermés[1]			
	Pétrole		Gaz naturel		Pétrole		Gaz naturel	
	Bruts	Nets	Bruts	Nets	Bruts	Nets	Bruts	Nets
Alberta	6	2,10	1	0,35	1	0,35	0	0

Notes :

1) « Puits fermés » désigne les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être exploités, mais qui ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs. Les puits fermés sont situés à une distance maximale de un kilomètre des pipelines existants.

Dépenses en immobilisations

Le tableau suivant présente les dépenses en immobilisations de l'actif de Monroe à l'égard des catégories indiquées et des périodes terminées les 31 décembre 2004 et 2003.

	Exercice terminé le 31 décembre 2004 (en milliers de dollars)	Exercice terminé le 31 décembre 2003 (en milliers de dollars)
Terrains et données sismiques	(46)	190
Forage et achèvement	1 214	544
Installations et matériel	688	27
Acquisitions de propriété	-	-
Autres	-	2
Total	1 856	763

Activités de forage

Dans le cadre de l'actif de Monroe, Monroe a participé au forage et à l'achèvement de sept puits bruts (2,2 puits nets) dans la région de Richdale/Berry en 2004.

Historique – Volumes de vente et revenus nets quotidiens et dépenses en immobilisations

Les tableaux suivants présentent certains renseignements à l'égard des volumes quotidiens, des revenus nets et des dépenses en immobilisations à l'égard de l'actif de Monroe pour les périodes indiquées. La production actuelle provenant de l'actif de Monroe est d'environ 525 bep/j, et se compose de 757 kpi^3/j de gaz naturel, de 399 b/j de pétrole brut et de LGN.

	2004			
	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre
Production				
Pétrole et LGN (b/j)	84	204	65	86
Gaz naturel (kpi^3/j)	154	234	105	156
Équivalent de pétrole (bep/j) (6:1)	110	243	82	112
Revenus nets par bep				
Produits d'exploitation	49,61	53,33	46,08	41,63
Redevances	(11,31)	(15,74)	(9,59)	(9,51)
Frais de production	(15,40)	(4,76)	(7,19)	(9,69)
Revenus nets	22,90	32,83	29,30	22,43

	2004			
	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre
Revenus nets par kpi³ – gaz naturel				
Produits d'exploitation	7,12	6,64	7,59	7,02
Redevances	(1,30)	(1,12)	(0,93)	(1,44)
Frais de production	(2,57)	(0,79)	(1,20)	(1,61)
Revenus nets	3,25	4,73	5,46	3,97
Dépenses en immobilisations (en milliers de $)				
Terrains et données sismiques	(72)	23	(65)	68
Forage et achèvement	511	450	251	2
Installations et matériel	216	385	79	8
Acquisitions de propriété	0	0	0	0
Acquisitions d'une entreprise	0	0	0	0
Autres	0	0	0	0
Total	655	858	265	78

Historique de production

Le tableau suivant présente un résumé de la production quotidienne moyenne de l'actif de Monroe, déduction faite des redevances, pour les périodes indiquées.

	Exercice terminé le 31 décembre 2004	Exercice terminé le 31 décembre 2003
Pétrole brut et LGN (b/j)	110	58
Gaz naturel (kpi³/j)	162	126
Équivalent de pétrole (bep/j) (6:1)	137	79

Engagements futurs

Au 1er juin 2005, il n'existait aucun contrat de couverture à l'égard de l'actif de Monroe.

Information supplémentaire concernant les données relatives aux réserves

Réserves non mises en valeur

Au 1er juin 2005, 270 kb de pétrole et 690 Mpi³ de gaz naturel de réserves non mises en valeur prouvées et 314 kb de pétrole et 1 428 Mpi³ de gaz naturel de réserves probables étaient attribuables à l'actif de Monroe. Les réserves non mises en valeur sont les réserves que l'on prévoit récupérer à partir de gisements connus et dont la mise en production nécessiterait des dépenses importantes.

Les réserves prouvées non mises en valeur sont fondées sur la fermeture temporaire future d'emplacements de forage d'extension dans des gisements connus repérés par AJM et Monroe. Les réserves non mises en valeur probables sont fondées sur le forage d'extension de gisements connus. La Société compte mettre ces réserves en valeur dans les deux prochaines années.

Frais de mise en valeur futurs

Le tableau suivant décrit les prévisions portant sur les frais de mise en valeur futurs de l'actif de Monroe. Les frais sont présentés par catégorie de réserves et indiquent un taux d'actualisation nul et un taux d'actualisation de 10 %.

	2005 (M $)		2006 (M $)		2007 (M $)	
Catégorie de réserves	**0 %**	**10 %**	**0 %**	**10 %**	**0 %**	**10 %**
Réserves prouvées						
Hypothèses de prix et de coûts constants	1 471	1 471	802	726	0	0
Hypothèses de prix et de coûts prévisionnels	1 471	1 471	812	735	0	0
Réserves prouvées et probables						
Hypothèses de prix et de coûts constants	1 715	1 715	1 047	948	0	0
Hypothèses de prix et de coûts prévisionnels	1 715	1 715	1 060	959	0	0

Le rapport AJM sur Monroe ne comprend aucuns frais de mise en valeur futurs après 2006. Les frais de mise en valeur futurs seront fondés principalement sur les flux de trésorerie de l'actif de Monroe qui devraient être supérieurs aux exigences liées aux frais de mise en valeur futurs.

Autre information sur le pétrole et le gaz

Frais d'abandon et de remise en état

Les frais d'abandon et de remise en état ont été évalués par AJM en fonction des données se rapportant aux régions d'exploitation de l'actif de Monroe fournies par EUB. Ces données ainsi que les procédures utilisées pour calculer les obligations au titre de l'abandon et de la remise en état correspondent à celles qu'EUB a endossées en utilisant son système d'évaluation de la responsabilité des titulaires de licence (*Licensee Liability Rating System*). Ces coûts sont compris dans le rapport AJM sur Monroe pour la durée de l'actif de Monroe.

La Société compte engager environ 33 000 $ de frais d'abandon et de remise en état. Aucun puits ne devrait être abandonné au cours des trois prochaines années. Un total de 33 000 $ a été déduit dans les estimations des réserves futures.

Frais engagés

Au cours de l'exercice terminé le 31 décembre 2004, une somme de 1 100 000 $ a été engagée pour des frais de mise en valeur et une somme de 100 000 $, pour des frais d'exploration.

Estimations de la production

Le tableau suivant résume la production exploitée, mise en valeur et prouvée estimative totale en utilisant les prix et les coûts constants et les prix et les coûts prévisionnels pour 2005.

	Production estimative (prix et coûts constants)	**Production estimative (prix et coûts prévisionnels)**
Gaz naturel (kpi^3/j)	732	732
Pétrole et LGN (b/j)	335	335
Bep/j	457	457

Impôt

La Fiducie ne prévoit ne payer aucun impôt dans un avenir prévisible.

ATTESTATION DE LA FIDUCIE ET DU PROMOTEUR

Le 18 juillet 2005

Le présent prospectus simplifié, ainsi que les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus, selon les exigences des lois sur les valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres devant faire l'objet du placement.

ESPRIT ENERGY TRUST,
par son administrateur, ESPRIT EXPLORATION LTD.

(signé) « Stephen J. Savidant »
Président et chef de la direction

(signé) « Stephen B. Soules »
Premier vice-président et chef des services financiers

Au nom du conseil d'administration

(signé) « D. Michael G. Stewart »
Administrateur

(signé) « W. Mark Schweitzer »
Administrateur

Le promoteur

ESPRIT EXPLORATION LTD.

(signé) « Stephen J. Savidant »
Président et chef de la direction

(signé) « Stephen B. Soules »
Premier vice-président et chef des services financiers

ATTESTATION DES PRENEURS FERMES

Le 18 juillet 2005

À notre connaissance, le présent prospectus simplifié, ainsi que les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus, selon les exigences des lois sur les valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres devant faire l'objet du placement.

Marchés mondiaux CIBC Inc.
(signé) « Arthur Korpach »

Scotia Capitaux Inc.
(signé) « Mark Herman »

Financière Banque Nationale inc.
(signé) « L. Trevor Anderson »

RBC Dominion valeurs mobilières Inc.
(signé) « Robi Contrada »

Corporation FirstEnergy Capital
(signé) « Hugh R. Sanderson »

Peters & Co. Limited
(signé) « Bradley P.D. Fedora »

Investissements Premiers Associés Inc.
(signé) « Terris N. Chorney »

Exemption Number
82-34890

Esprit Energy Trust
Bilans consolidés
(en milliers de dollars)

	31 mars 2005	31 décembre 2004
	(non vérifié)	(vérifié)
Actif		
Actif à court terme		
Débiteurs	**22 239 $**	22 972 $
Frais payés d'avance	**3 045**	2 773
	25 284	25 745
Immobilisations, montant net	**358 049**	357 758
Autres actifs	**-**	24
Total de l'actif	**383 333 $**	383 527 $
Passif		
Passif à court terme		
Créditeurs et charges à payer	**34 592 $**	36 265 $
Distributions à payer	**5 632**	5 620
	40 224	41 885
Dette à long terme (note 4)	**93 166**	86 875
Obligation liée à la mise hors service d'immobilisations	**11 103**	11 006
Passif d'impôts futurs (note 5)	**18 793**	18 724
Total du passif	**163 286**	158 490
Part des actionnaires sans contrôle (note 7)	**15 517**	15 731
Avoir des porteurs de parts		
Capital des porteurs de parts (note 6)	**298 133**	297 476
Surplus d'apport (note 9)	**430**	-
Distributions cumulées en espèces (note 3)	**(33 680)**	(16 788)
Déficit	**(60 353)**	(71 382)
Total de l'avoir des porteurs de parts	**204 530**	209 306
Total du passif et de l'avoir des porteurs de parts	**383 333 $**	383 527 $

Voir les notes afférentes aux états financiers consolidés.

Esprit Energy Trust
États consolidés des résultats et du déficit
Pour les trois mois terminés les 31 mars
(non vérifié)

(en milliers de dollars, sauf les montants par part)	**2005**	2004
Produits		
Pétrole et gaz	**42 638 $**	45 228 $
Redevances	**(10 190)**	(10 693)
	32 448	34 535
Charges		
Frais d'exploitation	**7 412**	7 960
Épuisement et amortissement	**10 186**	11 323
Frais généraux et administratifs	**1 573**	1 471
Intérêts débiteurs	**884**	786
Rémunération à base d'actions ou de parts (note 9)	**430**	255
Autres	**17**	227
Charge de désactualisation sur l'obligation liée à la mise hors service d'immobilisations	**193**	237
	20 695	22 259
Bénéfice avant les impôts sur les bénéfices et la part des actionnaires sans contrôle	**11 753**	12 276
Impôts sur les bénéfices (note 5)		
Exigibles	**96**	255
Futurs	**70**	4 337
	166	4 592
Bénéfice avant la part des actionnaires sans contrôle	**11 587**	7 684
Part des actionnaires sans contrôle (note 7)	**558**	-
Bénéfice net de la période	**11 029**	7 684
Déficit au début de la période	**(71 382)**	(99 481)
Déficit à la fin de la période	**(60 353)$**	(91 797)$
Bénéfice net par part – de base	**0,27**	0,19
– dilué	**0,27**	0,19

Voir les notes afférentes aux états financiers consolidés.

Esprit Energy Trust
États consolidés des flux de trésorerie
Pour les trois mois terminés les 31 mars
(non vérifié)

(en milliers de dollars)	**2005**	2004
Exploitation		
Bénéfice net de la période	**11 029 $**	7 684 $
Éléments sans incidence sur la trésorerie		
Épuisement et amortissement	**10 186**	11 323
Rémunération à base d'actions ou de parts	**430**	253
Charge de désactualisation sur l'obligation liée à la mise hors service d'immobilisations	**193**	237
Impôts futurs	**70**	4 337
Part des actionnaires sans contrôle	**558**	-
Frais liés à la mise hors service d'immobilisations	**(10)**	(243)
Flux de trésorerie liés à l'exploitation avant les variations des éléments hors caisse du fonds de roulement	**22 456**	23 591
Variations des éléments hors caisse du fonds de roulement liés à l'exploitation	**(3 801)**	3 728
	18 655	27 319
Financement		
Frais du plan d'arrangement et d'émission de parts de fiducie	**(115)**	-
Émission d'actions à l'exercice d'options sur actions	**-**	414
Distributions	**(16 892)**	-
Distributions à payer	**12**	-
Variation de la dette à long terme	**6 291**	7 316
	(10 704)	7 730
Investissement		
Frais d'exploration et de mise en valeur	**(10 454)**	(35 638)
Acquisition de biens pétroliers et gaziers	**(30)**	-
Matériel de bureau et matériel informatique	**(82)**	(61)
Autres	**24**	207
	(10 542)	(35 492)
Variations des éléments hors caisse du fonds de roulement liés à l'investissement	**2 591**	443
	(7 951)	(35 049)
Variation de l'encaisse	**-**	-
Encaisse au début de la période	**-**	-
Encaisse à la fin de la période	**- $**	- $
Renseignements complémentaires sur les flux de trésorerie		
Impôts payés en espèces	**340 $**	320 $
Intérêts payés	**872 $**	743 $

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
(en milliers de dollars, à moins d'indication contraire)

1. MODE DE PRÉSENTATION

Esprit Energy Trust (la « Fiducie ») a été constituée le 1er octobre 2004 aux termes d'un plan d'arrangement (l'« arrangement ») auquel sont parties la Fiducie, Esprit Exploration Ltd. (la « Société ») et ProspEx Resources Ltd. (« ProspEx »). Aux termes de l'arrangement, la Société a cédé certains actifs pétroliers et gaziers de production et d'exploration à ProspEx. L'arrangement a fait en sorte que les actionnaires de Esprit Exploration Ltd. ont reçu 0,25 d'une part de fiducie de catégorie A, d'une part de fiducie de catégorie B ou d'une action échangeable de la Société, selon leur lieu de résidence et leur choix; 0,20 d'une action ordinaire de ProspEx; et un paiement en espèces de 0,22 $ par action.

Les états financiers consolidés établis avant l'arrangement regroupent les comptes de la Société et ceux de ses filiales. Les états financiers consolidés établis à compter de l'arrangement sont dressés selon la méthode de la continuité des intérêts communs, et la Fiducie succède à la Société. Les états financiers de 2004 présentent les résultats d'exploitation et les flux de trésorerie de la Société et de ses filiales pour la période du 1er janvier 2004 au 30 septembre 2004 et les résultats d'exploitation de la Fiducie et ceux de ses filiales pour la période du 1er octobre 2004 au 31 décembre 2004. Les chiffres correspondants du premier trimestre de 2004 représentent les résultats de la Société et ceux de ses filiales. En raison de la conversion en une fiducie, certains renseignements compris dans les états financiers des périodes précédentes n'auront probablement plus de points de comparaison. Le terme « parts » a été utilisé pour désigner les parts de fiducie émises à compter du 1er octobre 2004 de même que les actions ordinaires en circulation avant la conversion le 1er octobre 2004.

Les états financiers consolidés non vérifiés intermédiaires comprennent les comptes de la Fiducie et ceux de ses filiales et ont été dressés par la direction selon les principes comptables généralement reconnus du Canada. Les états financiers consolidés non vérifiés intermédiaires ont été dressés selon des conventions comptables et des méthodes d'application identiques à celles qui ont été utilisées pour les états financiers consolidés de l'exercice terminé le 31 décembre 2004. Les informations présentées ci-après constituent un complément des informations présentées dans les états financiers consolidés annuels. Les états financiers consolidés intermédiaires doivent être lus en tenant compte des états financiers consolidés et des notes y afférentes figurant dans le rapport annuel de la Société pour l'exercice terminé le 31 décembre 2004.

2. MODIFICATIONS DE CONVENTIONS COMPTABLES

Relations de couverture

En 2004, la Fiducie a adopté la note d'orientation concernant la comptabilité NOC–13 publiée par l'Institut Canadien des Comptables Agréés (« ICCA ») avec application prospective. Cette note d'orientation prévoit les conditions à remplir pour qu'une opération soit admissible à la comptabilité de couverture, la documentation en bonne et due forme à constituer pour être en mesure d'appliquer la comptabilité de couverture et les exigences relatives à l'évaluation de l'efficacité des relations de couverture. Une nouvelle prise de position du Comité sur les problèmes nouveaux (« CPN ») de l'Institut Canadien des Comptables Agréés, entrée en vigueur en 2004, prévoit que les instruments financiers qui ne sont pas désignés comme des couvertures doivent être constatés à la juste valeur au bilan, et que les variations de la juste valeur doivent être imputées aux résultats. À ce jour, les seuls instruments financiers dérivés auxquels la Fiducie a eu recours sont des instruments sur prix des produits énergétiques qu'elle a désignés comme couvertures. L'adoption de cette note d'orientation n'a pas eu d'incidence importante sur la situation financière ou les résultats d'exploitation de la Fiducie.

2. MODIFICATIONS DE CONVENTIONS COMPTABLES (suite)

Certains chiffres correspondants des périodes précédentes ont été reclassés pour que leur présentation soit conforme à celle de l'exercice à l'étude.

3. RAPPROCHEMENT DES DISTRIBUTIONS

	Périodes de trois mois terminées les 31 mars	
	2005	2004
Distributions en espèces	**16 892 $**	-
Distributions cumulées en espèces au début de la période	**16 788**	-
Distributions cumulées en espèces à la fin de la période	**33 680 $**	-
Distributions en espèces par part [1)]	**0,42 $**	-
Distributions cumulées en espèces par part au début de la période	**0,42**	-
Distributions cumulées en espèces par part à la fin de la période	**0,84 $**	-

1) Représente la somme des distributions par part de fiducie versées chaque mois aux porteurs de parts.

4. DETTE À LONG TERME

La Fiducie dispose actuellement d'une facilité de crédit à terme renouvelable et prorogeable de 150 millions de dollars. La facilité de crédit est garantie par une débenture à vue de 250 millions de dollars et une charge flottante de premier rang sur la totalité des actifs de la Fiducie liés au pétrole et au gaz naturel. Le taux d'intérêt payé sur la tranche utilisée de cette facilité au cours du trimestre s'établissait à environ 3,6 % (3,4 % au quatrième trimestre de 2004). La facilité est entièrement renouvelable jusqu'au 30 juin 2005 et son échéance peut être reportée de un an si la Fiducie et ses bailleurs de fonds en conviennent ainsi. Si l'échéance de la facilité de crédit n'est pas reportée, un versement forfaitaire et final sera exigible le 1er juillet 2006.

La Fiducie n'a aucune dette libellée en devises.

5. IMPÔTS FUTURS

La provision pour impôts futurs diffère du montant obtenu en appliquant le taux d'imposition combiné fédéral et provincial prévu par la loi canadienne au bénéfice avant les impôts sur les bénéfices. Les écarts s'expliquent comme suit :

	2005	2004
Bénéfice avant les impôts sur les bénéfices pour les périodes de trois mois terminées les 31 mars	**11 753 $**	12 276 $
Taux	**38,62 %**	39,62 %
Provision prévue pour impôts futurs, montant obtenu	**4 539**	4 864
Augmentation (diminution) des impôts découlant des éléments suivants :		
Paiements à la Couronne non déductibles, déduction faite du CIAR	**1 693**	1 966
Déduction relative aux ressources	**(2 038)**	(1 769)
Bénéfice net de la Fiducie et autres [1]	**(4 054)**	13
Rémunération à base de parts non déductible	**166**	-
Incidence de la modification du taux d'imposition	**(236)**	(737)
	70	4 337
Taxes sur le capital	**96**	255
Charge d'impôts	**166 $**	4 592 $

[1] Le bénéfice net de la Fiducie correspond au bénéfice de la Fiducie qui est imposé directement au nom des porteurs de parts.

6. CAPITAL DES PORTEURS DE PARTS

La structure de capital de la Fiducie consiste en parts de fiducie de catégorie A et en parts de fiducie de catégorie B. Les parts de fiducie de catégorie A et les parts de fiducie de catégorie B comportent les mêmes droits de vote, de distribution et de participation dans les actifs de la Fiducie en cas de liquidation ou de dissolution. Les parts de fiducie de catégorie A ne comportent aucune restriction quant à la résidence, tandis que les parts de fiducie de catégorie B ne peuvent être détenues que par des résidents canadiens. Le nombre de parts de fiducie de catégorie A en circulation à une date donnée ne peut excéder 80 % du nombre de parts de fiducie de catégorie B en circulation à cette date. Les parts de fiducie de catégorie B ne peuvent être converties en parts de fiducie de catégorie A.

La Fiducie peut, à son gré, racheter les parts de fiducie de catégorie A en échange d'espèces ou de billets à ordre de second rang non garantis de la Fiducie. Le prix de rachat des parts de fiducie de catégorie A correspond au cours moyen des dix dernières séances de bourse ou à 95 % du cours de clôture des parts de fiducie de catégorie B à la date de rachat, selon le moindre des deux. Les parts de fiducie de catégorie A et les parts de fiducie de catégorie B sont rachetables au gré du porteur au cours moyen des dix dernières séances de bourse ou à 95 % du cours de clôture des parts de fiducie de catégorie B à la date de rachat, selon le moindre des deux.

6. CAPITAL DES PORTEURS DE PARTS (suite)

a) Émises et en circulation

L'avoir des porteurs de parts pour le trimestre terminé le 31 mars 2005 se résume comme suit :

	Nombre de parts (en milliers)	Montant
Parts en circulation au 31 décembre 2004	40 183	297 476 $
Coûts du plan d'arrangement et frais d'émission de parts de fiducie	-	(115)
Parts émises à la conversion des actions échangeables	106	772
Total des parts de fiducie au 31 mars 2005	**40 289**	**298 133 $**

b) Montants par part

Le calcul des montants de base par part repose sur le nombre moyen pondéré de parts en circulation au cours de la période. Le calcul des montants dilués par part tient compte de l'effet dilutif des parts au titre de primes de rendement par l'application des dispositions relatives aux actions dont l'émission est conditionnelle, des options sur actions, par l'application de la méthode du rachat d'actions, et des actions échangeables, par l'application de la méthode de la conversion hypothétique. Les dispositions relatives aux actions dont l'émission est conditionnelle repose sur les critères liés au rendement en vigueur à la fin de la période. Un ajustement du numérateur a été nécessaire dans le calcul des montants dilués pour tenir compte du bénéfice (0,6 million de dollars) attribuable à la part des actionnaires sans contrôle dévolue aux porteurs d'actions échangeables. Le tableau qui suit présente un sommaire des parts de fiducie utilisées dans le calcul du bénéfice net par part.

	Périodes de trois mois terminées les 31 mars	
	2005	2004
Nombre moyen pondéré de parts en circulation – de base	**40 178**	39 962
Incidence des options sur actions / des parts au titre des primes de rendement	**50**	389
Parts de fiducie pouvant être émises à la conversion des actions échangeables	**2 084**	-
Nombre moyen pondéré de parts en circulation – dilué	**42 312**	40 351

7. PART DES ACTIONNAIRES SANS CONTRÔLE

Les actions échangeables de la filiale peuvent être échangées en tout temps, au gré du porteur et selon le ratio d'échange, contre des parts de fiducie de catégorie B. Seuls des résidents canadiens peuvent détenir des actions échangeables. Le ratio d'échange est majoré chaque mois pour tenir compte des distributions en espèces versées et du cours moyen de la période de cinq jours se terminant à la date de clôture des registres aux fins des distributions. Aucune distribution en espèces n'est versée à l'égard des actions échangeables.

7. PART DES ACTIONNAIRES SANS CONTRÔLE (suite)

Au troisième anniversaire de l'émission des actions échangeables, la Fiducie émettra des parts de fiducie de catégorie B en échange de la totalité des actions échangeables en circulation selon le ratio d'échange applicable à ce moment. Le tableau qui suit présente un sommaire des actions échangeables converties en parts de fiducie de catégorie B au cours de la période et la part du bénéfice net de la période attribuable aux actions échangeables.

Actions échangeables	Nombre d'actions (en milliers)	Montant
Solde au 31 décembre 2004	2 048	15 731 $
Échangées contre des parts de fiducie	(102)	(772)
Part du bénéfice net attribuable aux actionnaires sans contrôle	-	558
Solde au 31 mars 2005	**1 946**	**15 517 $**
Ratio d'échange à la fin de la période	1,05654	
Parts de fiducie pouvant être émises à la conversion	2 056	

Les actions échangeables de la Société sont comptabilisées conformément au CPN 151 « Titres échangeables émis par des filiales de fiducies de revenu ». Les actions échangeables de la Société sont présentées comme part des actionnaires sans contrôle dans le bilan consolidé parce qu'elles ne remplissent pas les conditions d'incessibilité requises pour le classement dans les capitaux propres. Les porteurs d'actions échangeables ne reçoivent pas de distributions en espèces de la Fiducie. En revanche, à chaque date de versement d'une distribution, le nombre des parts de fiducie que les porteurs pourront recevoir à la conversion d'une action échangeable est augmenté de façon cumulative en fonction de cette distribution. Une charge au titre de la part des actionnaires sans contrôle, équivalente à la quote-part du bénéfice net consolidé de la Fiducie attribuable aux actionnaires sans contrôle, a été imputée au bénéfice net, et la part des actionnaires sans contrôle figurant au bilan a été augmentée d'un montant correspondant.

8. INSTRUMENTS FINANCIERS

La Fiducie conclut des instruments dérivés sur les prix des produits énergétiques pour atténuer l'incidence de la volatilité des prix des produits énergétiques. Les contrats suivants étaient en vigueur aux 31 mars 2005 pour les exercices 2005 et 2006 :

Contrats portant sur le gaz naturel	Volumes de référence GJ/j	Actif corporel/ financier	Durée	Prix
Prix fixe AECO	2 500	Financier	1er avr. 2005 – 31 oct. 2005	7,35 $/GJ
Prix fixe AECO	2 500	Financier	1er avr. 2005 – 31 oct. 2005	7,50 $/GJ
Prix fixe AECO	2 500	Financier	1er avr. 2005 – 31 oct. 2005	7,00 $/GJ
Prix fixe AECO	17 000	Corporel	1er avr. 2005 – 30 avr. 2005	6,88 $/GJ
Prix fixe AECO	2 500	Corporel	1er avr. 2005 – 31 oct. 2005	7,25 $/GJ
Prix fixe AECO	2 500	Corporel	1er avr. 2005 – 31 oct. 2005	6,90 $/GJ
Prix fixe AECO	7 500	Corporel	1er mai 2005 – 31 mai 2005	7,72 $/GJ
Prix fixe AECO	2 500	Financier	1er mai 2005 – 31 oct. 2005	7,65 $/GJ
Prix fixe AECO	2 500	Financier	1er mai 2005 – 31 oct. 2005	7,95 $/GJ
Prix fixe AECO	2 500	Financier	1er mai 2005 – 31 oct. 2005	7,75 $/GJ
Prix fixe AECO	2 500	Financier	1er nov. 2005 – 31 mars 2006	8,37 $/GJ
Prix fixe AECO	2 500	Financier	1er nov. 2005 – 31 mars 2006	8,03 $/GJ
Prix fixe AECO	2 500	Financier	1er nov. 2005 – 31 mars 2006	8,50 $/GJ
Prix fixe AECO	2 500	Financier	1er nov. 2005 – 31 mars 2006	8,75 $/GJ
Tunnel AECO	2 500	Financier	1er nov. 2005 – 31 mars 2006	7,00 $-9,00 $/GJ
Tunnel AECO	2 500	Financier	1er nov. 2005 – 31 mars 2006	7,00 $-9,50 $/GJ
Tunnel AECO	2 500	Financier	1er nov. 2005 – 31 mars 2006	7,50 $-10,50 $/GJ
Tunnel AECO	2 500	Financier	1er nov. 2005 – 31 mars 2006	7,50 $-11,00 $/GJ

Au 31 mars 2005, la Fiducie aurait réalisé une perte d'environ 2,9 millions de dollars si tous les contrats de couverture des produits énergétiques avaient été clôturés.

La valeur comptable des débiteurs, des dépôts, des créditeurs et charges à payer et des distributions à payer se rapproche de leur juste valeur puisqu'ils sont exigibles à vue ou qu'ils viennent à échéance dans une période relativement brève. La juste valeur de la dette à long terme se rapproche de sa valeur comptable puisqu'elle porte intérêt à un taux variable.

Une part importante des débiteurs de la Fiducie est conclue avec des clients ou des coentrepreneurs du secteur du pétrole et du gaz naturel et ils sont assujettis aux risques de crédit normaux du secteur. La Fiducie n'est pas soumise à une importante concentration du risque de crédit. Les acheteurs de pétrole, de gaz naturel et de liquides de gaz naturel sont soumis à une évaluation interne du crédit qui vise à atténuer le risque de non-paiement.

La Fiducie est exposée aux fluctuations des cours du change puisque les prix de ses produits pétroliers sont établis par rapport à des prix de référence exprimés en dollars américains et que les prix du gaz naturel et des liquides de gaz naturel suivent la tendance des marchés où les prix se négocient en dollars américains.

8. INSTRUMENTS FINANCIERS (suite)

La Société est exposée à un risque de taux du fait que la totalité de sa dette à long terme porte intérêt à un taux variable.

Au 31 mars 2005, la Société ne disposait d'aucun instrument pour gérer ses risques de change et de taux d'intérêt.

9. RÉMUNÉRATION À BASE DE PARTS

	Nombre de parts au titre des primes de rendement
Solde au début de la période	-
Attribuées	**208 912**
Exercées	-
Annulées	**(6 500)**
Solde à la fin de la période	**202 412**

De concert avec l'arrangement, la Fiducie a mis en place un régime de primes de rendement à base de parts (le « régime ») destiné aux salariés, dirigeants, conseillers et autres fournisseurs de services de la Fiducie ou de sa filiale. En vertu du régime de primes de rendement à base de parts, les fiduciaires peuvent attribuer de temps à autre jusqu'à 5 % du nombre de parts de catégorie A et de parts de catégorie B en circulation (y compris les parts de catégorie B pouvant être émises à la conversion des actions échangeables) aux fiduciaires, dirigeants, salariés ou fournisseurs de services de la Fiducie. On dénombre actuellement 2,1 millions de parts pouvant être émises aux termes du régime. Les droits relatifs aux parts au titre des primes de rendement s'acquerront en tranches égales sur une période de trois ans et comprendront un facteur d'équivalence économique pour tenir compte des distributions de la période. La valeur du versement réel sera déterminée sur une base annuelle en fonction du rendement de la Fiducie par rapport à ses pairs. Les facteurs de rendement varient de zéro à 2,5 fois les parts au titre des primes de rendement attribuées initialement. La Fiducie prévoit émettre des parts de trésorerie correspondant aux parts et aux distributions gagnées.

La Fiducie a recours à la méthode fondée sur la juste valeur pour évaluer la rémunération à base de parts. Selon cette méthode, le coût de rémunération associé à une attribution de parts au titre de primes de rendement correspond à la juste valeur à la date d'attribution et est imputé aux résultats sur la période d'acquisition des droits, et un montant correspondant est crédité au surplus d'apport. Pour le trimestre terminé le 31 mars 2005, le facteur de rendement présumé était de 1,0 fois.

La juste valeur des parts au titre de primes de rendement a été estimée à 2,8 millions de dollars. Pour la période terminée le 31 mars 2005, une charge de rémunération à base de parts de 0,4 million de dollars a été constatée à l'état des résultats et un montant correspondant a été crédité au surplus d'apport.

10. ACCORD DE REGROUPEMENT AVEC RESOLUTE ENERGY INC.

Le 14 mars 2005, Esprit a annoncé la conclusion d'un accord en vertu duquel, aux termes d'un plan d'arrangement, elle se porterait acquéreur des actions de Resolute Energy Inc. (« Resolute »), société ouverte dont les actions sont inscrites à la cote de la Bourse de Toronto, à raison de 0,338 part de la Fiducie pour chaque action de Resolute. Dans le cadre du plan d'arrangement, certains actifs de Resolute seraient cédés à une société distincte d'exploration et de mise en valeur de gisements de méthane houiller, Cordero Energy Inc., dont les actionnaires existants de Resolute deviendront les propriétaires. Cette opération doit être approuvée à 66 2/3 % des voies exprimées par les porteurs de titres de Resolute faisant partie d'une même catégorie aux fins du scrutin. L'opération sera soumise au vote des actionnaires de Resolute au cours d'une assemblée qui se tiendra le 29 avril 2005. Si le plan d'arrangement est approuvé, la Fiducie émettra environ 24,1 millions de parts de fiducie.


ESPRIT
ENERGY TRUST

CIRCULAIRE D'INFORMATION DE LA DIRECTION

ASSEMBLÉE ANNUELLE DES PORTEURS DE PARTS D'ESPRIT ENERGY TRUST QUI AURA LIEU LE 12 MAI 2005

Le 31 mars 2005



606 – 4th Street S.W.
Bureau 900
Calgary (Alberta)
T2P 1T1

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES PORTEURS DE PARTS

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie de catégorie A, de parts de fiducie de catégorie B et de parts spéciales comportant droit de vote (collectivement, les « parts de fiducie ») d'Esprit Energy Trust (« Esprit ») aura lieu à 10 h (heure locale) le jeudi 12 mai 2005 à la salle de conférence du Metropolitan Centre, 333 – 4th Avenue S.W., Calgary (Alberta), Canada, aux fins suivantes :

1. recevoir les états financiers d'Esprit pour l'exercice terminé le 31 décembre 2004 et le rapport des vérificateurs y afférent;
2. nommer les vérificateurs d'Esprit pour l'année à venir et autoriser le conseil des fiduciaires à fixer leur rémunération;
3. élire les fiduciaires pour l'année à venir;
4. traiter des autres questions qui peuvent dûment soumises à l'assemblée ou à toute reprise de celle-ci.

Les questions devant être soumises à l'assemblée sont décrites en détail dans la circulaire d'information de la direction qui accompagne le présent avis de convocation.

Les porteurs de parts qui ne peuvent assister à l'assemblée en personne sont priés de remplir, de dater et de signer le formulaire de procuration ci-joint, puis de le retourner à Société de fiducie Computershare du Canada, à l'attention du Service des procurations, 100 University Avenue, 9e étage, Toronto (Ontario) M5J 2Y1 (numéro de télécopieur : (905) 771-4414) au moins 48 heures, à l'exclusion des samedis, des dimanches et des jours fériés, avant l'assemblée ou toute reprise de celle-ci en cas d'ajournement.

Un porteur de parts qui reçoit plus d'un formulaire de procuration, étant donné qu'il est propriétaire de parts de fiducie inscrites sous différents noms ou à différentes adresses, doit remplir et retourner chaque formulaire de procuration.

Le registre des transferts des parts de fiducie ne sera pas fermé, mais le conseil des fiduciaires a fixé au 31 mars 2005 la date de référence pour établir quels porteurs de parts ont le droit de recevoir l'avis de convocation à l'assemblée et à toute reprise de celle-ci en cas d'ajournement, et d'y voter.

FAIT à Calgary (Alberta), le 31 mars 2005.

PAR ORDRE DU CONSEIL DES FIDUCIAIRES

(signé) *Stephen J. Savidant*

Stephen J. Savidant
Président et chef de la direction

Esprit Energy Trust

ASSEMBLÉE ANNUELLE DES PORTEURS DE PARTS

CIRCULAIRE D'INFORMATION DE LA DIRECTION

TABLE DES MATIÈRES

Page

INFORMATION GÉNÉRALE CONCERNANT LES PROCURATIONS

La présente circulaire d'information est fournie aux porteurs (les « porteurs de parts ») de parts de fiducie de catégorie A, de parts de fiducie de catégorie B et de parts spéciales comportant droit de vote (les « parts de fiducie de catégorie A », les « parts de fiducie de catégorie B » et les « parts spéciales comportant droit de vote », respectivement et, collectivement, les « parts de fiducie ») par les fiduciaires (le « conseil des fiduciaires ») d'Esprit Energy Trust (« Esprit ») relativement à la sollicitation de procurations devant faire l'objet d'un vote à l'assemblée annuelle (l'« assemblée ») des porteurs de parts d'Esprit qui doit avoir lieu à 10 h le jeudi 12 mai 2005 à la salle de conférence du Metropolitan Centre, 333 – 4th Avenue S.W., Calgary (Alberta), Canada, et à toute reprise de celle-ci en cas d'ajournement, aux fins énoncées dans l'avis de convocation (l'« avis de convocation ») à l'assemblée ci-joint.

Sollicitation de procurations

Le formulaire de procuration ci-joint est sollicité par le conseil des fiduciaires d'Esprit et la direction d'Esprit Exploration Ltd. et pour leur compte. Les personnes désignées dans le formulaire de procuration ci-joint sont des fiduciaires d'Esprit ou des administrateurs ou des hauts dirigeants d'Esprit Exploration Ltd. Un porteur de parts qui souhaite nommer une autre personne (*qui n'est pas nécessairement un porteur* de parts) pour le représenter à l'assemblée peut le faire en insérant le nom de cette personne dans l'espace en blanc prévu à cette fin sur le formulaire de procuration ou en remplissant un autre formulaire de procuration en bonne et due forme.

Pour être utilisé à l'assemblée, le formulaire de procuration rempli doit être déposé aux bureaux de Société de fiducie Computershare du Canada, à l'attention du service des procurations, 100 University Avenue, 9e étage, Toronto (Ontario) M5J 2Y1 (numéro de télécopieur : (905) 771-4414) au moins 48 heures, à l'exclusion des samedis, des dimanches et des jours fériés, avant l'assemblée ou toute reprise de celle-ci en cas d'ajournement. La sollicitation se fera principalement par la poste, mais il se peut que certaines procurations soient sollicitées en personne ou par téléphone, par télécopieur ou par d'autres moyens électroniques par des fiduciaires d'Esprit ou des administrateurs, des dirigeants ou des employés d'Esprit Exploration Ltd., à un coût nominal. Esprit Exploration Ltd. prendra en charge le coût de la sollicitation.

Révocabilité des procurations

Un porteur de parts qui a accordé une procuration peut la révoquer soit a) par le dépôt d'un acte écrit signé par le porteur de parts ou par son mandataire autorisé par écrit (i) au siège social d'Esprit à tout moment jusqu'au dernier jour ouvrable précédant le jour de l'assemblée, ou de toute reprise de celle-ci en cas d'ajournement, où la procuration doit être utilisée, ou (ii) auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement, soit b) en assistant à l'assemblée en personne et en s'inscrivant auprès des scrutateurs à titre de porteur de parts présent.

Conseil à l'intention des porteurs véritables de parts de fiducie

Les renseignements fournis dans la présente rubrique sont très importants pour plusieurs porteurs de parts, puisqu'un grand nombre de porteurs de parts ne détiennent pas leurs parts de fiducie en leur nom propre. Les porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur nom (désignés aux présentes sous le nom de « porteurs de parts véritables ») devraient prendre note que seules les procurations déposées par des porteurs de parts dont le nom figure aux registres d'Esprit à titre de porteurs de parts inscrits peuvent être reconnus et effectives à l'assemblée. Si les parts de fiducie sont inscrites dans un relevé de compte fourni à un porteur de parts par un courtier, alors, dans presque tous les cas, ces parts de fiducie ne seront pas inscrites au nom du porteur de parts dans les registres d'Esprit. Ces parts de fiducie seront probablement inscrite sous le nom du courtier du porteurs de parts ou d'un agent de ce courtier. Au Canada, la grande majorité de ces parts de fiducie sont inscrites sous le nom de CDS & Co. (le nom d'inscription de La Caisse canadienne de dépôt de valeurs limitée qui agit en tant que prête-nom pour plusieurs maisons de courtage canadiennes). Le droit de vote se rattachant aux parts de fiducie détenues par des courtiers ou leurs agents ou prête-noms ne peut être exercé (pour ou contre une résolution) que selon les directives du porteur de parts véritable. En l'absence de directives spécifiques, il est interdit au courtier et à ses agents et prête-noms d'exercer le droit de vote se rattachant aux parts de fiducie pour les clients du courtier. **Par conséquent, les porteurs de parts véritables devraient s'assurer que des**

directives concernant l'exercice du droit de vote se rattachant à leurs parts de fiducie soient communiquées à la personne appropriée ou que les parts de fiducie soient dûment inscrites en leur nom.

La politique réglementaire canadienne applicable oblige les intermédiaires et/ou les courtiers à solliciter des directives concernant le vote auprès des porteurs de parts véritables avant les assemblées des porteurs de parts. Chaque intermédiaire ou courtier a adopté ses propres procédures en matière d'envoi postal et donne ses propres directives de retour aux clients, lesquelles devraient être suivies attentivement par les porteurs de parts véritables pour s'assurer que le droit de vote se rattachant à leurs parts de fiducie est exercé à l'assemblée. Bien souvent, le formulaire de procuration fourni à un porteur de parts véritable par son courtier (ou l'agent du courtier) est identique au formulaire de procuration qui est acheminé aux porteurs de parts inscrits. Cependant, il ne vise qu'à donner des directives aux porteurs de parts inscrits (le courtier ou l'agent du courtier) sur la façon d'exercer les droits de vote pour le compte du porteur de parts véritable. Au Canada, la majorité des courtiers délèguent maintenant la responsabilité d'obtenir des directives de la part de clients à Communications ADP Investor (« ADP »). Règle générale, ADP expédie un formulaire de directives concernant le vote qui peut être lu optiquement (le « formulaire de directives concernent le vote ») au lieu du formulaire de procuration fourni par Esprit, et demande aux porteurs de parts véritables de retourner le formulaire de directives concernant le vote à ADP. Sinon, les porteurs de parts véritables peuvent aussi composer un numéro sans frais pour exercer le droit de vote se rattachant à leurs parts de fiducie, ou accéder au site Web d'ADP consacré au vote à l'adresse www.proxyvotecanada.com pour donner leurs directives concernant le vote. ADP compile alors le résultat des directives reçues et transmet les directives pertinentes concernant l'exercice des droits de vote se rattachant aux parts de fiducie devant être représentées à l'assemblée. **Un porteur de parts véritable qui reçoit un formulaire de directives concernant le vote de la part d'ADP ne peut l'utiliser pour exercer les droits de vote se rattachant à ses parts de fiducie directement à l'assemblée; le formulaire de directives concernant le vote doit être retourné à ADP ou, sinon, les directives doivent être reçues par ADP bien avant l'assemblée afin que les droits de vote se rattachant à ces parts de fiducie soient exercés.**

Même s'il est possible qu'un porteur de parts véritable ne soit pas reconnu directement à l'assemblée aux fins d'exercer les droits de vote se rattachant aux parts de fiducie inscrites au nom de son courtier (ou d'un agent du courtier), un porteur de parts véritable peut assister à l'assemblée en tant que fondé de pouvoir du porteur de parts inscrit et exercer le droit de vote se rattachant aux parts de fiducie à ce titre. **Un porteur de parts véritable qui désire assister à l'assemblée et exercer indirectement le droit de vote se rattachant à ses parts de fiducie en tant que fondé de pouvoir du porteur de parts inscrit doit inscrire son propre nom dans l'espace en blanc prévu sur le formulaire de procuration qui lui a été fourni et retourner ce formulaire à son courtier (ou au courtier) conformément aux instructions fournies par ce courtier (ou agent), bien avant l'assemblée.**

Il existe deux types de porteurs de parts véritables : (i) ceux qui s'opposent à ce que leur nom soit divulgué aux émetteurs de titres dont ils sont propriétaires (les « PVO » ou les « propriétaires véritables opposés »); et (ii) ceux qui ne s'y opposent pas (les « PVNO » ou « propriétaires véritables non opposés »).

Jusqu'au 1er septembre 2002, les émetteurs ne connaissaient pas l'identité des propriétaires véritables de leurs titres, y compris les PVNO. À la suite de la mise en œuvre de la Norme canadienne 54-101 – *Règlement sur la communication avec les propriétaires véritables des titres d'un émetteur assujetti* (la « Norme »), après le 1er septembre 2002, les émetteurs, y compris Esprit, pouvaient demander et obtenir une liste de leurs PVNO auprès des intermédiaires par l'entremise de leur agent des transferts, à savoir la Société de fiducie Computershare du Canada dans le cas d'Esprit (l'« agent des transferts »). Avant le 1er septembre 2004, les émetteurs ne pouvaient obtenir cette liste des PVNO et l'employer qu'à des fins précises se rapportant aux affaires internes de l'émetteur, n'incluant pas la distribution de documents reliés aux procurations directement aux PVNO. Avec prise d'effet pour les assemblées des porteurs de parts tenues à compter du 1er septembre 2004, Esprit peut obtenir et utiliser la liste de PVNO pour la distribution de documents reliés aux procurations directement (et non par l'intermédiaire d'ADP) aux PVNO.

Cette année, Esprit a décidé de se prévaloir des dispositions de la Norme qui lui permettent d'envoyer directement des documents reliés aux procurations à aux PVNO. Par conséquent, les PVNO peuvent s'attendre à recevoir un formulaire de directives concernant le vote de l'agent des transferts. Ces

formulaires de directives concernant le vote doivent être remplis et retournés à l'agent des transferts dans l'enveloppe prévue à cette fin ou être transmis par télécopieur. En outre, l'agent des transferts offre des services de vote par téléphone ou par Internet, de la manière décrite dans le formulaire de directives concernant le vote, lequel renferme des instructions complètes sur la procédure de vote. L'agent des transferts compilera le résultat des directives concernant le vote reçus des PVNO et transmettra les instructions appropriées à l'assemblée à l'égard des parts de fiducie représentées par les formulaires de directives concernant le vote qu'il aura reçus.

Exercice du pouvoir discrétionnaire par les fondés de pouvoir

Le formulaire de procuration ci-joint confère un pouvoir discrétionnaire aux personnes qui y sont nommées à l'égard des modifications apportées aux questions énumérées dans l'avis de convocation et d'autres questions pouvant être dûment soumises à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement. Au moment de l'impression de la présente circulaire d'information de la direction, ni le conseil des fiduciaires, ni les administrateurs et les hauts dirigeants d'Esprit Exploration Ltd. ne sont au courant d'aucune modification ou autre question devant être soumise à l'assemblée, à l'exception des questions mentionnées dans l'avis de convocation. Si une telle modification ou autre question était dûment soumise à l'assemblée, le droit de vote se rattachant aux parts de fiducie représentées par des procurations en faveur de la direction sera exercé relativement à cette question selon le bon jugement de la personne qui exerce le droit de vote.

Date de référence

Les registres des parts de fiducie d'Esprit ne seront pas fermés, mais le conseil des fiduciaires a fixé au 31 mars 2005 la date de référence (la « date de référence ») pour établir quels porteurs de parts ont le droit de recevoir un avis de convocation à l'assemblée et à toute reprise de celle-ci en cas d'ajournement et à y voter. Les porteurs de parts inscrits à la fermeture des bureaux à la date de référence ont le droit de recevoir un tel avis et de voter à l'assemblée.

Les personnes qui sont des porteurs de parts véritables à la date de référence auront le droit de voter à l'assemblée conformément aux procédures établies aux termes de la Norme canadienne 54-101 des Autorités canadiennes en valeurs mobilières.

Parts de fiducie comportant droit de vote et principaux porteurs de celles-ci

Esprit est autorisée à émettre un nombre illimité de parts de fiducie, sous réserve que le nombre de parts de fiducie de catégorie A émises et en circulation n'excède pas 80 % du nombre de parts de fiducie de catégorie B émises et en circulation (le « seuil de propriété »). Au 15 mars 2005, 40 226 576 parts de fiducie étaient en circulation, dont 11 500 907 parts de fiducie de catégorie A et 28 725 669 parts de fiducie de catégorie B. Chaque part de fiducie confère un droit à une voix relativement à toute question dûment soumise à l'assemblée.

En date des présentes, à la connaissance des administrateurs et des hauts dirigeants d'Esprit Exploration Ltd., les seules personnes qui sont propriétaires véritables, directement ou indirectement, de parts de fiducie comportant plus de 10 % des droits de vote se rattachant à toutes les parts de fiducie émises et en circulation, ou qui exercent un contrôle ou une emprise sur un tel pourcentage de ces droits de vote, au 15 mars 2005, étaient les suivantes :

Nom	Type de propriété	Nombre de parts de fiducie	Pourcentage de parts de fiducie
CDS & Co.[1)]	Juridique	33 655 372 parts de fiducie	83,7 %
CEDE & Co. [1)]	Juridique	6 275 688 parts de fiducie	15,6 %

Note :
1) La propriété véritable n'est pas connue d'Esprit.

Avis aux porteurs de droits postérieurs à l'arrangement et d'actions échangeables

Aux termes de l'arrangement (comme ce terme est défini ci-après), Esprit a émis des droits postérieurs à l'arrangement (les « droits postérieurs à l'arrangement ») aux anciens porteurs d'actions ordinaires d'Esprit Exploration Ltd. qui n'ont pas remis une déclaration quant à leur lieu de résidence (une « déclaration de résidence ») ou qui n'ont pas

dûment rempli une déclaration de résidence. Les droits postérieurs à l'arrangement confèrent à leurs porteurs le droit de recevoir les parts de fiducie de catégorie A ou les parts de fiducie de catégorie B qu'ils auraient eu le droit de recevoir aux termes de l'arrangement au moment où le porteur remplit et remet une déclaration de résidence à l'agent des transferts d'Esprit. Les porteurs de droits postérieurs à l'arrangement qui remettent à Esprit une déclaration de résidence selon laquelle ils ne sont pas des non-résidents du Canada peuvent échanger leurs droits postérieurs à l'arrangement contre des parts de fiducie de catégorie B. Les porteurs de droits postérieurs à l'arrangement qui remettent à Esprit une déclaration de résidence selon laquelle ils sont des non-résidents du Canada peuvent échanger leurs droits postérieurs à l'arrangement contre des parts de fiducie de catégorie A, sauf si l'émission de parts de fiducie de catégorie A ferait en sorte que le nombre total de parts de fiducie de catégorie A émises et en circulation excède le seuil de propriété, auquel cas des parts de fiducie de catégorie B seront remises aux porteurs non-résidents à des fins de vente à la cote de la Bourse de Toronto, ainsi que le produit net de celles-ci, déduction faite des retenues fiscales applicables, en remplacement des parts de fiducie de catégorie A auxquelles ils auraient autrement droit. Au 15 mars 2005, 57 705 droits postérieurs à l'arrangement était émis et en circulation.

Chaque droit postérieur à l'arrangement confère au porteur un droit de vote aux assemblées des porteurs de parts. Par conséquent, la présente circulaire d'information de la direction, ainsi qu'un formulaire de procuration et un formulaire de déclaration de résidence ont été expédiés par courrier à tous les porteurs de droits postérieurs à l'arrangement. Les porteurs de droits postérieurs à l'arrangement sont priés de remplir la déclaration de résidence et de la retourner à l'agent des transferts d'Esprit afin de recevoir leurs parts de fiducie. En outre, ces porteurs peuvent remplir le formulaire de procuration fourni aux porteurs de parts.

Un porteur de droits postérieurs à l'arrangement qui a soumis une procuration peut la révoquer à tout moment avant l'exercice des droits de vote se rattachant à la procuration conformément aux directives fournies à la rubrique intitulée « Révocabilité des procurations » ci-dessus dans la présente circulaire d'information de la direction.

Aux termes de l'arrangement (comme ce terme est défini ci-après), Esprit a émis des actions échangeables (les « actions échangeables ») du capital d'Esprit Exploration Ltd. aux anciens porteurs d'actions ordinaires d'Esprit Exploration Ltd., qui sont des résidents du Canada, qui ont choisi de recevoir des actions échangeables aux termes de l'arrangement. Les actions échangeables sont d'une valeur équivalente sur le plan économique aux parts de fiducie. Aux termes des modalités d'une convention de vote et d'échange fiduciaire datée du 30 septembre 2004 (la « convention relative aux droits de vote et à l'échange ») intervenue entre la Fiducie, Esprit Exploration Ltd., Esprit ExchangeCo Ltd. et Société de fiducie Computershare du Canada, en qualité de fiduciaire désigné aux termes de celle-ci (le « fiduciaire chargé du vote et de l'échange »), la Fiducie a émis une part spéciale comportant droit de vote au fiduciaire chargé du vote et de l'échange. La part spéciale comportant droit de vote confère un nombre de votes pouvant être exercés à l'assemblée correspondant au nombre de parts de fiducie contre lesquelles les actions échangeables peuvent être échangées à la date de référence. Au 15 mars 2005, 1 950 818 actions échangeables étaient émises et en circulation.

Chaque porteur d'une action échangeable à la date de référence peut donner au fiduciaire chargé du vote et de l'échange des directives concernant l'exercice du nombre de voix se rattachant aux parts spéciales comportant droit de vote correspond au nombre de parts de fiducie (arrondi au nombre entier inférieur le plus près) contre lesquelles les actions échangeables de ce porteur peuvent être échangées. Sinon, le porteur peut donner au fiduciaire chargé du vote et de l'échange la directive d'accorder une procuration à ce porteur ou à une personne désignée afin qu'il exerce personnellement les droits de vote ou de remettre une procuration à un mandataire désigné ou à un autre représentant de la direction d'Esprit ou d'Esprit Exploration Ltd. afin qu'ils exercent ces droits de vote. Le fiduciaire chargé du vote et de l'échange exercera chaque droit de vote se rattachant à la part spéciale comportant droit de vote uniquement selon les directives du porteur et, en l'absence de directives d'un porteur concernant l'exercice du droit de vote, il s'abstient de voter. Seuls les porteurs d'actions échangeables inscrits à la date de référence ont droit de recevoir un avis de convocation à l'assemblée et d'y voter. Les porteurs d'actions échangeables inscrits à la date de référence ont droit de donner des directives concernant l'exercice des droits de vote se rattachant à la part spéciale comportant droit de vote, dans la mesure où les actions échangeables inscrites en leur nom figurent sur la liste des porteurs d'actions échangeables établie à la date de référence, même si un tel porteur dispose par la suite de ses actions échangeables. Une personne qui fait l'acquisition des actions échangeables après la date de référence n'a

pas le droit d'assister à l'assemblée ou d'y voter en raison de ces actions échangeables.

Le fiduciaire chargé du vote et de l'échange a envoyé aux porteurs d'actions échangeables un avis de convocation à l'assemblée ainsi que les documents relatifs à l'assemblée et une déclaration sur la façon de procéder pour donner des directives au fiduciaire chargé du vote et de l'échange concernant l'exercice des droits de vote se rattachant à la part spéciale comportant droit de vote. Ces directives peuvent être expédiées par courrier courant à Société de fiducie Computershare du Canada à l'adresse précisée dans l'avis de convocation à l'assemblée. Pour être valides, ces directives doivent être reçues par le fiduciaire chargé du vote et de l'échange au moins 48 heures, à l'exclusion des samedis, des dimanches et des jours fériés, avant l'assemblée ou toute reprise de celle-ci en cas d'ajournement.

Un porteur d'actions échangeables qui a soumis des directives au fiduciaire chargé du vote et de l'échange concernant l'exercice du droit de vote se rattachant à la part spéciale comportant droit de vote peut les révoquer en tout temps avant l'exercice des droits de vote conformément aux directives dont il est question à la rubrique intitulée « Révocabilité de la procuration » ci-dessus dans la présente circulaire d'information de la direction.

ESPRIT ENERGY TRUST ET ESPRIT EXPLORATION LTD.

Esprit a été établie aux termes d'une convention de fiducie intervenue entre MM. Donald R. Gardner, John E. Panneton, Stephen J. Savidant, Eric L. Schwitzer, Stephen B. Soules et D. Michael G. Stewart, à titre de fiduciaires initiaux, et Robert A. Lehodey, à titre de fiduciaire, datée du 16 août 2004, en sa version modifiée et mise à jour le 30 septembre 2004 (la « convention de fiducie »). Esprit est une fiducie de fonds commun de placement non constituée en société à capital variable, établie sous le régime des lois de la province d'Alberta. Esprit Exploration Ltd. est une société issue de la fusion d'Esprit Exploration Ltd. initiale et d'Esprit Acquisition Corp., qui a été effectuée le 1er octobre 2004 dans le cadre d'un plan d'arrangement concernant Esprit, Esprit Exploration Ltd. initiale, Esprit Acquisition Corp. et d'autres parties (l'« arrangement »). L'arrangement visait à convertir les activités d'Esprit Exploration Ltd. initiale, d'une entité constituée axée sur la croissance par le truchement du placement des flux de trésorerie, en une fiducie effectuant la distribution d'une fraction importante des flux de trésorerie aux porteurs de parts et à créer une entité constituée autonome, ProspEx Resources Ltd., axée sur la croissance par le truchement du placement des flux de trésorerie. L'arrangement a été approuvé par les actionnaires et par les titulaires d'options d'Esprit Exploration Ltd. initiale lors d'une assemblée extraordinaire tenue le 27 septembre 2004 et a pris effet le 1er octobre 2004.

Esprit a été établie, entre autres choses, aux fins suivantes : (i) investir dans des titres d'Esprit Exploration Ltd.; (ii) investir dans d'autres titres et dans tout autre placement, selon ce que le conseil des fiduciaires peut établir, et emprunter des fonds à cette fin; (iii) détenir temporairement des liquidités et des placements à court terme aux fins d'effectuer des placements, de rembourser les dépenses et les dettes d'Esprit Exploration Ltd., de régler les sommes payables par Esprit dans le cadre du rachat de parts de fiducie ou de verser des distributions aux porteurs de parts; (iv) prendre toutes les mesures nécessaires, accessoires, auxiliaires ou se rapportant à l'un des éléments précédents. Ainsi, Esprit n'exploite pas activement une entreprise, ni ne gagne un revenu d'une entreprise exploitée activement. La source de revenu principale d'Esprit provient de sa filiale, Esprit Exploration Ltd. Elle tire des revenus supplémentaires par l'intermédiaire de liquidités et de placements à court terme détenus par Esprit. Esprit est administrée par le conseil des fiduciaires. Esprit est le seul porteur d'actions ordinaires d'Esprit Exploration Ltd. Aux termes d'une convention d'administration datée du 16 août 2004, Esprit a délégué à Esprit Exploration Ltd. le pouvoir général, les responsabilités ainsi que l'obligation d'administrer et de gérer toutes les affaires générales et administratives d'Esprit conformément à la convention de fiducie.

QUESTIONS DEVANT ÊTRE SOUMISES À L'ASSEMBLÉE

Réception des états financiers du 31 décembre 2004

Les états financiers vérifiés d'Esprit pour l'exercice terminé le 31 décembre 2004 ont été expédiés aux porteurs de parts, aux porteurs de droits postérieurs à l'arrangement et aux porteurs d'actions échangeables (collectivement, les « porteurs de titres »). Aucune mesure officielle ne sera prise à l'assemblée en vue d'approuver les états financiers. Si des porteurs de titres ont des questions sur les états financiers du 31 décembre 2004, les questions peuvent être présentées à l'assemblée.

Nomination des vérificateurs

Il sera demandé aux porteurs de titres à l'assemblée d'adopter une résolution en vue de nommer à nouveau KPMG s.r.l., comptables agréés, à titre de vérificateurs d'Esprit afin qu'ils exercent cette fonction jusqu'à la prochaine assemblée annuelle des porteurs de parts ou jusqu'à la nomination de leurs successeurs, à une rémunération fixée par le conseil des fiduciaires. Pour obtenir des détails concernant la rémunération versée à KPMG s.r.l par Esprit et par la société remplacée avant l'arrangement, Esprit Exploration Ltd. remplacée, et le comité de vérification du conseil des fiduciaires, se reporter à la rubrique intitulée « Comité de vérification » dans la notice annuelle d'Esprit datée du 15 mars 2005 (la « notice »). Se reporter à la rubrique intitulée « Renseignements supplémentaires » sur la façon de procéder pour obtenir un exemplaire de la notice.

La résolution visant la nomination des vérificateurs doit être adoptée à la simple majorité des voix exprimées à l'égard de la résolution par les porteurs de titres présents ou représentés par procuration à l'assemblée. **En l'absence de directives contraires, les personnes désignées dans le formulaire de procuration ci-joint ont l'intention d'exercer les droits de vote se rattachant aux titres représentés par ce formulaire de procuration en faveur de la résolution ordinaire nommant KPMG s.r.l. à titre de vérificateurs d'Esprit.**

Élection des fiduciaires

Esprit est tenue, de par sa convention de fiducie, d'avoir au moins trois et au plus onze fiduciaires. Une disposition de la convention de fiducie permet au conseil des fiduciaires de nommer des fiduciaires supplémentaires entre les assemblées annuelles des porteurs de parts, pourvu que le nombre total de fiduciaires ainsi nommés n'excède pas, à tout moment, le tiers du nombre des fiduciaires qui exercent de telles fonctions immédiatement après l'assemblée annuelle précédente des porteurs de parts. Les personnes nommées au conseil des fiduciaires doivent également être nommées au conseil d'administration d'Esprit Exploration Ltd. (le « conseil d'administration »).

À l'heure actuelle, Esprit compte huit fiduciaires. Il sera demandé aux porteurs de titres à l'assemblée d'adopter une résolution visant l'élection de huit fiduciaires. Les personnes désignées ci-dessous sont les huit candidats du conseil des fiduciaires actuel et de la direction à des fins d'élection à titre de fiduciaires. Tous les candidats proposés ont consenti à être nommés dans la présente circulaire d'information et à siéger comme fiduciaire s'ils sont élus. Chaque fiduciaire élu exercera ses fonctions jusqu'à la clôture de la prochaine assemblée annuelle ou jusqu'à l'élection ou la nomination en bonne et due forme de son remplaçant.

En l'absence de directives contraires, les personnes désignées dans le formulaire de procuration ci-joint ont l'intention d'exercer les droits de vote se rattachant aux titres représentés par ce formulaire de procuration en faveur de la résolution ordinaire visant l'élection de chacun des candidats mentionnés ci-dessous à titre de fiduciaires d'Esprit. Le conseil des fiduciaires ne prévoit pas que l'un de ces candidats ne soient pas en mesure d'exercer les fonctions de fiduciaire. Toutefois, si, pour quelque motif que ce soit, un des candidats proposés ne se présente pas à l'élection ou n'est pas en mesure d'occuper un tel poste, les formulaires de procuration en faveur des personnes désignées par la direction seront exercés pour voter en faveur d'un autre candidat, à leur appréciation, à moins que le porteur de titres n'ait précisé, dans son formulaire de procuration, que le droit de vote se rattachant à ses titres ne doit pas être exercé à l'occasion de l'élection de fiduciaires.

Le tableau qui suit présente le nom de tous les candidats proposés à des fins d'élection comme fiduciaires; le poste ou l'emploi qu'ils occupent actuellement au sein d'Esprit et d'Esprit Exploration Ltd.; leur occupation principale actuelle; la date à laquelle ils ont été nommés fiduciaires d'Esprit et administrateurs d'Esprit Exploration Ltd.; et le nombre de parts de fiducie et d'actions échangeables dont, selon eux, ils étaient propriétaires véritables, directement ou indirectement, ou sur lesquelles ils exerçaient un contrôle ou une emprise au 31 mars 2005.



D. Michael G. Stewart (53 ans) de Calgary (Alberta) Canada, est membre du conseil des fiduciaires depuis la création d'Esprit le 16 août 2004. M. Stewart est un administrateur d'Esprit Exploration Ltd. depuis 2002. M. Stewart est la personne principale du Ballinacurra Group of Investment Companies, une société fermée, et il oeuvre dans le secteur de l'énergie au Canada depuis plus de 30 ans. Il a obtenu un baccalauréat en sciences avec spécialisation en géosciences de l'Université Queen's en 1973 qu'il a obtenu avec distinction.

De 1993 à 2002, M. Stewart a occupé divers postes de cadre supérieur auprès Westcoast Energy Inc.

M. Stewart siège au conseil d'administration de bon nombre de sociétés ouvertes et fermées, notamment Calver Resources Inc., Creststreet Power & Income General Partner Limited, Northpoint Energy Ltd. et Tripoint Energy Ltd.

Président, conseil des fiduciaires et conseil d'administration

3 750 parts de fiducie[1)]

15 000 actions échangeables[1)]



Donald R. Gardner (62 ans) de Calgary (Alberta), Canada, est membre du conseil des fiduciaires depuis la création d'Esprit le 16 août 2004. M. Gardner est administrateur d'Esprit Exploration Ltd. depuis sont départ à la retraite en mai 2002, il occupait alors le poste de chef des services financiers d'Esprit Exploration Ltd. initiale. Au cours de sa carrière, M. Gardner a occupé les postes de premier vice-président principal et chef des services financiers de Rigel Energy Corporation et de trésorier de Alberta Energy Company Ltd.

M. Gardner a obtenu un baccalauréat en commerce de l'Université de l'Alberta en 1964 et une maîtrise ès sciences en administration des affaires de l'Université de la Colombie-Britannique en 1973.

M. Gardner siège également au conseil d'administration de Everest Energy Corporation, Intermap Technologies Corporation et Canadian Spirit Resources Inc.

Membre, Comité de vérification

Membre, Comité des ressources humaines et de régie d'entreprise

65 000 parts de fiducie[1)]

6 998 actions échangeables[1)]

	**John E. Panneton** (64 ans) de Toronto (Ontario) Canada, est membre du conseil des fiduciaires depuis la création d'Esprit le 16 août 2004. M. Panneton est un administrateur d'Esprit Exploration Ltd. depuis 1998. En 1998, il s'est joint à Corporation de valeurs mobilières Dundee à titre de vice-président du conseil et de président. En 2003, M. Panneton s'est joint à Gestion de biens privés Goodman à titre de président et a continué d'exercer les fonctions de vice-président du conseil de la Corporation de valeurs mobilières Dundee. Avant de se joindre à la Corporation de valeurs mobilières Dundee, M. Panneton a occupé divers postes, notamment vice-président du conseil de McCarvill Corporation et président et chef de la direction de CIBC Investment Management Corporation. M. Panneton est titulaire d'un baccalauréat en commerce de l'Université Sir George Williams (désormais désignée sous le nom d'Université Concordia) et a exercé les fonctions d'administrateur auprès de la Société d'épargne énergie de l'Ontario et de Maisons Viceroy Limitée.	Président, Comité des ressources humaines et de régie d'entreprise 25 277 actions échangeables[1)]
	**Eric L. Schwitzer** (54 ans) de Vancouver (Colombie-Britannique) Canada, est membre du conseil des fiduciaires depuis la création d'Esprit le 16 août 2004. M. Schwitzer est un administrateur d'Esprit Exploration Ltd. depuis octobre 2004. M. Schwitzer est un associé directeur d'Enterprise Capital Management Inc. depuis juin 2003. De juin 2002 à mai 2003, il était consultant et un directeur de société. Auparavant, il a exercé les fonctions de premier vice-président, Développement stratégique, de Westcoast Energy Inc. Avant août 1999, M. Schwitzer était administrateur délégué de Scotia McCleod Inc., une filiale en propriété exclusive de la Banque de la Nouvelle-Écosse. M. Schwitzer a obtenu un baccalauréat en sciences en mathématique de l'Université McGill en 1972, une maîtrise ès sciences en gestion de la Massachusetts Institute of Technology en 1975 et il est un expert en évaluation d'entreprise. M. Schwitzer exerce les fonctions de fiduciaire et de premier directeur de Versacold Income Fund et siège au conseil de SNP Split Corp. et de SNP Health Split Corp., et de plusieurs autres sociétés fermées.	Membre, comité de vérification Membre, comité des ressources humaines et de régie d'entreprise 6 250 parts de fiducie[1)]

	**W. Mark Schweitzer** (43 ans) de Calgary (Alberta) Canada, est membre du conseil des fiduciaires et un administrateur d'Esprit Exploration Ltd. depuis le 9 février 2005. M. Schweitzer est vice-président directeur, Expansion de l'entreprise, et chef des services financiers de Supérieur Plus Inc., la filiale en propriété exclusive de Superior Plus Income Fund. M. Schweitzer exerce les fonctions de chef des services financiers de Supérieur Plus Inc. depuis 1997. M. Schweitzer est titulaire d'un baccalauréat en commerce de l'Université Queen's et est membre de l'Institut Canadien des Comptables Agréés.	Président, comité de vérification 16 250 actions échangeables[1)]
	**Douglas W. Palmer** (49 ans) de Calgary (Alberta) Canada, est membre du conseil des fiduciaires et un administrateur d'Esprit Exploration Ltd., depuis le 9 février 2005. M. Palmer a siégé au conseil de Calpine Natural Gas Trust de 2003 à février 2005. Auparavant, M. Palmer était chef de la direction de Numac Energy Ltd. de 1998 à 2001. M. Palmer est titulaire d'un baccalauréat en sciences en génie chimique de l'Université de Calgary et est membre de l'Association of Professional Engineers Geologists and Geophysicists of Alberta.	Membre, Comité de vérification Membre, Comité des ressources humaines et de régie d'entreprise 0 part de fiducie [1)]
	**Stephen J. Savidant** (55 ans) de Calgary (Alberta) Canada, est membre du conseil des fiduciaires depuis la création d'Esprit le 16 août 2004. M. Savidant est président et chef de la direction d'Esprit Exploration Ltd., depuis mai 2002 et s'est joint au conseil d'administration à cette date. Auparavant, il a œuvré au sein de Canadian Hunter Exploration Ltd. pendant 16 ans, devenant président et chef de la direction. Auparavant, il a occupé divers postes au sein de la Compagnie pétrolière Impérial Limitée et de Dome Petroleum Limited. M. Savidant est titulaire d'un baccalauréat en génie et d'une maîtrise en administration des affaires de l'Université McGill. M. Savidant agit en qualité de gouverneur de l'Association canadiennes des producteurs pétroliers (CAPP), il est vice-président du conseil des gouverneurs du Mt. Royal College de Calgary, un administrateur de Empire Company Limited et le président du conseil d'administration de ProspEx Resources Ltd.	Président et chef de la direction 7 630 parts de fiducie[1)] 88 750 actions échangeables[1)]

	**Stephen B. Soules** (53 ans) de Calgary (Alberta) Canada, est membre du conseil des fiduciaires depuis la création d'Esprit le 16 août 2004. M. Soules est un administrateur d'Esprit Exploration Ltd. depuis octobre 2004. M. Soules a exercé les fonctions de premier vice-président et de chef des services financiers d'Esprit Exploration Ltd. de mai 2002 à octobre 2004. Auparavant, il occupait les fonctions de conseiller de Burlington Resources Canada Ltd., de décembre 2001 à février 2002, et de chef des services financiers de Canadian Hunter Exploration Ltd., d'avril 1997 à décembre 2001. M. Soules est titulaire d'un baccalauréat en sciences de l'Université de Guelph et d'une maîtrise en administration des affaires de l'Université de Calgary. M. Soules siège au conseil d'administration du Galileo Educational Network et du Calgary Women's Emergency Shelter Endowment Trust.	Vice-président directeur et chef des services financiers 25 559 parts de fiducie[1)] 25 000 actions échangeables[1)]

Notes :

1) Les renseignements relatifs aux actions détenues en propriété véritable, n'étant pas à la connaissance d'Esprit, ont été fournis par les candidats respectifs.

2) Tous les fiduciaires d'Esprit sont également des administrateurs d'Esprit Exploration Limited.

3) Le comité de vérification est un comité du conseil des fiduciaires. Le comité des ressources humaines et de régie d'entreprise est un comité du conseil d'administration. Ni Esprit, ni Esprit Exploration Ltd. n'ont de comité de direction. En outre, ni Esprit ni Esprit Exploration Ltd. n'ont de comité des réserves puisque les questions se rapportant aux actifs pétroliers et gaziers d'Esprit sont traitées par le conseil d'administration dans son ensemble.

RÉMUNÉRATION DES FIDUCIAIRES ET DES HAUTS DIRIGEANTS

Sommaire de la rémunération

En vertu de la législation en valeurs mobilières applicable, Esprit est tenue de divulguer certains renseignements de nature financière et autres se rapportant à la rémunération de certains de ses hauts dirigeants. Toutefois, Esprit n'exploite aucune entreprise active; son activité principale consiste à détenir des titres d'Esprit Exploration Ltd., qui détient et exploite tous les aspects des activités d'Esprit. Esprit n'a pas de hauts dirigeants, ce rôle est plutôt rempli par les hauts dirigeants d'Esprit Exploration Ltd. Esprit Exploration Ltd. verse une rémunération à ses hauts dirigeants qui exercent de telles fonctions, ce qui comprend la gestion des activités d'Esprit Exploration Ltd.

Le tableau suivant indique la rémunération versée (i) au chef de la direction et au chef des services financiers; (ii) aux trois autres dirigeants les mieux rémunérés en fonction au 31 décembre 2004, dont le total du salaire et de la prime gagnés en 2004 excédait 150 000 $; et (iii) aux deux autres hauts dirigeants qui auraient figuré au point (ii) n'eut été du fait que ces personnes n'étaient plus à l'emploi d'Esprit Exploration Ltd. au 31 décembre 2004. La rémunération correspond à celle versée, s'il y a lieu, pour les services rendus au cours des exercices terminés les 31 décembre 2004, 2003 et 2002. Les sept hauts dirigeants d'Esprit Exploration Ltd. décrits ci-après sont désignés collectivement sous le nom de « hauts dirigeants désignés ».

Nom et occupation principale	Année	Rémunération annuelle			Rémunération à long terme			
					Octrois		Versements	
		Salaire ($)	Prime ($)	Autre rémunération annuelle ($)[h]	Titres visés par des options et des DPVA octroyés (nombre)	Actions ou parts soumises à des restrictions des revente ($)	Versements au titre du RILT ($)	Toute autre forme de rémunération ($)[i]
Stephen J. Savidant[a]	2004	332 417	Néant	Néant	Néant	Néant	Néant	1 822 823
Président et chef de la direction	2003	332 083	150 000	Néant	275 000	Néant	Néant	16 604
	2002	195 282	40 000	Néant	900 000	Néant	Néant	9 333
Stephen B. Soules[b]	2004	228 250	Néant	Néant	Néant	Néant	Néant	1 311 423
Vice-président directeur et chef des services financiers	2003	217 916	100 000	Néant	212 500	Néant	Néant	10 896
	2002	128 153	30 000	Néant	500 000	Néant	Néant	6 408
Rodger D. Trimble[c]	2004	162 250	Néant	Néant	Néant	Néant	Néant	198 965
Vice-président, Exploitation	2003	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
	2002	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
Patrick C. Connors[d]	2004	151 958	Néant	Néant	Néant	Néant	Néant	138 660
Vice-président, Opérations et services sur le terrain	2003	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
	2002	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
Michael J. St. Clair[e]	2004	141 904	Néant	Néant	Néant	Néant	Néant	107 971
Vice-président, Commercialisation et gestion des risques	2003	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
	2002	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.
Blake C. Fleming[f]	2004	180 333	Néant	Néant	Néant	Néant	Néant	1 191 704
Premier vice-président et chef de l'exploitation	2003	217 916	100 000	Néant	212 500	Néant	Néant	10 896
	2002	109 038	30 000	Néant	500 000	Néant	Néant	5 452
R. Scott Godsman[g]	2004	124 375	Néant	Néant	Néant	Néant	Néant	226 876
Vice-président, agent foncier	2003	133 333	65 000	Néant	207 500	Néant	Néant	6 667
	2002	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.	s.o.

Notes :

a) M. Savidant est à l'emploi d'Esprit Exploration Ltd. depuis le 23 mai 2002.

b) M. Soules est à l'emploi d'Esprit Exploration Ltd. depuis le 23 mai 2002.

c) M. Trimble est devenu un dirigeant d'Esprit Exploration Ltd. le 1er octobre 2004.

d) M. Connors est devenu un dirigeant d'Esprit Exploration Ltd. le 1er octobre 2004.

e) M. St. Clair est devenu un dirigeant d'Esprit Exploration Ltd. le 1er octobre 2004.

f) M. Fleming a pris sa retraite à titre de premier vice-président et de chef de l'exploitation le 30 septembre 2004.

g) M. Godsman a pris sa retraite à titre de vice-président, agent foncier, le 30 septembre 2004.

h) Lorsqu'aucun montant n'est inscrit dans cette colonne, la valeur des avantages accessoires et des autres avantages personnels reçues par les hauts dirigeants désignés était inférieure à 50 000 $ et à 10 % de l'ensemble du salaire et des primes reçus pour la période, selon le moindre de ces montants. Lorsque la valeur d'un avantage accessoire ou d'un autre avantage personnel reçu par une personne excède 25 % de la valeur totale des avantages accessoires et des autres avantages personnels reçus par le haut dirigeant, l'avantage en question et le montant s'y rapportant seront identifiés.

i) Les montants inscrits sous la colonne « toute autre forme de rémunération » comprend les cotisations faites par Esprit Exploration Ltd. aux hauts dirigeants désignés en vertu du régime d'épargne en parts des employés (ou des régimes remplacés) d'Esprit Exploration Ltd., auquel tous les employés d'Esprit Exploration Ltd. peuvent participer, et les montants représentent les opérations ou les primes de maintien en poste associées au processus de restructuration d'Esprit Exploration Ltd. initiale par Esprit et ProspEx Resources Ltd. aux termes de l'arrangement.

Droits de souscription de parts de fiducie/droits à la plus-value des actions

Droits de souscription de parts de fiducie/droits à la plus value des actions octroyées en 2004

Aucune part liée au rendement (les « parts liées au rendement ») n'a été octroyée aux hauts dirigeants désignés au cours de l'exercice terminé le 31 décembre 2004 en vertu du régime incitatif à base de parts liées au rendement d'Esprit (le « régime incitatif à base de parts liées au rendement »).

En vertu des modalités de l'arrangement, le 1er octobre 2004, chaque option visant l'achat d'une action ordinaire du capital d'Esprit Exploration Limited remplacée en circulation qui n'avait pas été levée avant le 1er octobre 2004, au prix de levée par action inférieur à 3,95 $ (ce qui englobe la totalité des options alors en circulation), a été annulée en échange contre un droit d'achat d'une tranche de 0,25 de une part de fiducie de catégorie B (une « option d'achat de parts de fiducie convertie ») à un prix correspondant à 0,25 du cours moyen pondéré des parts de fiducie de catégorie B pour les cinq jours postérieurs à l'arrangement, déduction faite du montant en jeu du porteur à l'égard de cette option juste avant l'arrangement attribuable aux parts de fiducie de catégorie B reçues aux termes de l'arrangement (en fonction de la proportion du cours moyen pondéré des parts de fiducie de catégorie B pour les cinq jours postérieurs à l'arrangement par rapport à la somme du cours moyen pondéré des parts de fiducie de catégorie B et des actions ordinaires de ProspEx Resources pour les cinq jours postérieurs à l'arrangement). Chaque option d'achat de parts de fiducie convertie était susceptible d'exercice à tout moment avant le 1er novembre 2004.

Les options d'achat de parts de fiducie converties suivantes ont été émises aux hauts dirigeants désignés dans le cadre de ce qui précède :

Nom	Nombre de parts de fiducie de catégorie B visées par des droits/DPVA octroyés	Pourcentage du nombre total des droits/DPVA octroyés aux employés en 2004	Prix d'exercice ou prix de base ($/titre)	Valeur marchande des titres sous-jacents aux droits/DPVA à la date de l'octroi ($/titre)	Date d'expiration
Steven J. Savidant	293 750	24,2	7,64	12,83	1er novembre 2004
Steven B. Soules	178 125	14,7	7,60	12,83	1er novembre 2004
Rodger D. Trimble	23 334	1,9	7,64	12,83	1er novembre 2004
Patrick C. Connors	20 000	1,7	7,36	12,83	1er novembre 2004
Michael J. St. Clair	22 083	1,8	7,84	12,83	1er novembre 2004
Blake C. Fleming	77 038	6,3	8,20	12,83	1er novembre 2004
R. Scott Godsman	34 584	2,9	7,76	12,83	1er novembre 2004

Nombre total de droits de souscription de parts de fiducie/DPVA exercés en 2004 et valeur des droits de souscription de parts de fiducie/et des DPVA au 31 décembre 2004

Aucune part liée au rendement n'a été octroyée ou exercée par les hauts dirigeants désignés au cours de l'exercice terminé le 31 décembre 2004.

Le tableau suivant présente les renseignements relatifs aux options d'achat de parts de fiducie converties levées par les hauts dirigeants au cours de l'exercice terminé le 31 décembre 2004 ainsi que le nombre et la valeur cumulée des options d'achat de parts de fiducie converties non levées au 31 décembre 2004 :

Nom	Nombre de parts de fiducie de catégorie B acquises à l'exercice	Valeur globale réalisée[1] ($)	Droits/DPVA non exercés au 31 décembre 2004 (nombre)		Valeur des droits/DPVA en jeu non exercés au 31 décembre 2004 ($)	
			Pouvant être exercés	Ne pouvant être exercés	Pouvant être exercés	Ne pouvant être exercés
Steven J. Savidant	293 750	1 420 693	Néant	Néant	Néant	Néant
Steven B. Soules	178 125	866 973	Néant	Néant	Néant	Néant
Rodger D. Trimble	23 334	113 429	Néant	Néant	Néant	Néant
Patrick C. Connors	20 000	102 498	Néant	Néant	Néant	Néant
Michael J. St. Clair	22 083	103 572	Néant	Néant	Néant	Néant
Blake C. Fleming	77 083	333 773	Néant	Néant	Néant	Néant
R. Scott Godsman	34 584	165 571	Néant	Néant	Néant	Néant

Note :

1) La valeur globale réalisée correspond au nombre de parts de fiducie de catégorie B acquises à l'exercice, multiplié par l'écart entre la valeur marchande des parts de fiducie de catégorie B à la date de l'exercice et le prix de levée des options de parts de fiducie converties.

Lignes directrices sur la propriété de parts de fiducie pour les hauts dirigeants

Le conseil des fiduciaires a établi des lignes directrices sur la propriété de parts de fiducie pour le chef de la direction et le chef des services financiers. Selon les lignes directrices, le seuil de propriété du chef de la direction et du chef des services financiers est fixé à 25 000 parts de fiducie. En date des présentes, le chef de la direction et le chef des services financiers sont conformes aux lignes directrices sur la propriété de parts de fiducie. Tous les autres hauts dirigeants sont tenus, en vertu des lignes directrices sur la propriété de parts de fiducie, d'être propriétaire d'au moins 10 000 parts de fiducie dans les trois ans suivant leur nomination et ils sont tenus d'accroître ce nombre chaque année.

Régime incitatif à base de parts liées au rendement

Esprit a établi un régime incitatif à base de parts liées au rendement. L'objectif du régime incitatif à base de parts liées au rendement consiste à promouvoir les intérêts d'Esprit en offrant aux fiduciaires d'Esprit ainsi qu'aux administrateurs, dirigeants et employés ou prestataires de services d'Esprit Exploration Ltd. et de ses filiales la possibilité de participer à la création de valeur pour Esprit, et, ainsi : (i) accroître la participation au capital de ces personnes dans Esprit; (ii) harmoniser les intérêts de ces personnes aux intérêts des porteurs de parts en général; (iii) encourager ces personnes à demeurer associées avec Esprit et ses filiales; et (iv) offrir un incitatif supplémentaire à ces personnes pour les efforts qu'elles déploient pour le compte d'Esprit et de ses filiales.

Le nombre total de parts de fiducie de catégorie B pouvant être émises en vertu du régime incitatif à base de parts liées au rendement ne peut excéder 5 % du nombre de parts de fiducie (ce qui comprend les parts de fiducie pouvant être émises dans le cadre de l'échange d'actions échangeables) émises et en circulation.

Le régime incitatif à base de parts liées au rendement est un régime de parts fictives à valeur intégrale qui se fonde sur la valeur des parts de fiducie pour l'octroi de parts liées au rendement. Chaque parts de rendement correspond en valeur à une part de fiducie de catégorie B. Le conseil d'administration administre le régime et peut désigner quels fiduciaires d'Esprit ainsi que quels administrateurs, dirigeants, employés et consultants d'Esprit Exploration Ltd. se verront octroyer des parts liées au rendement. Les participants admissibles reçoivent un niveau cible d'octrois de parts de fiducie, fixe à la fin d'une période maximale de trois (3) ans pour chaque octroi (la « période de rendement »). L'octroi visé de parts liées au rendement est effectué au début de la première année de la période de rendement et le versement est établi, aux termes du régime incitatif à base de parts liées au

rendement, à la fin de la période de rendement se rapportant à ces parts liées au rendement. L'acquisition est fondée sur le moment et les conditions de rendement. Les participants doivent être employés pendant toute la durée de la période de rendement afin d'être admissibles à des attributions aux termes du régime incitatif à base de parts liées au rendement (à l'exception d'une invalidité, d'une retraite ou d'un décès). Il existe des dispositions relativement à l'acquisition accélérée des parts de rendement en cas de changement de contrôle d'Esprit.

Les versements réels aux termes des parts liées au rendement sont effectués en fonction du rendement par rapport à certaines mesures de rendement sélectionnées (la « mesure de rendement »), qui, pour leur part permettront d'établir un facteur de rendement (le « facteur de rendement »). La mesure de rendement sélectionné par le conseil d'administration relative au rendement des porteurs de parts (par rapport à un groupe de pairs de fiducies de redevances pétrolières et gazières au Canada au moment de l'octroi, ce qui comprend Esprit). Un niveau cible de rendement (la « cible de rendement ») est fixé pour chaque octroi. Un rendement réel égal au niveau cible de rendement donnera lieu à un facteur de rendement de un (1,0). Un rendement réel qui excède le niveau cible de rendement se traduira par un facteur de rendement supérieur et, par conséquent, à un niveau cible de versement supérieur. Un rendement réel inférieur au niveau cible de rendement se traduira par un facteur de rendement inférieur et, par conséquent, à un niveau cible de versement inférieur. La prime définitive peut, par conséquent, être supérieure ou inférieure à l'octroi visé selon le rendement réel d'Esprit au cours de chaque période de rendement.

Les versements aux termes du régime incitatif à base de parts liées au rendement correspondent à la valeur du facteur de rendement rajusté en fonction du nombre de parts liées au rendement multiplié par le cours du marché des parts de fiducie de catégorie B à la fin de la période de rendement, majoré de la valeur des distributions accumulées à l'égard de ces parts de rendement au cours de la période de rendement. Les versements effectués aux termes du régime incitatif à base de parts liées au rendement peuvent être en espèces ou en parts de fiducie de catégorie B, ou une combinaison des deux, au choix du conseil d'administration. Les parts liées au rendement ne sont pas cessibles.

Contrats d'emploi des dirigeants et arrangements relatif à un changement de contrôle

MM. Savidant, Soules, Trimble, Connors et St. Clair ont conclu des contrats d'emploi avec Esprit Exploration Ltd. Aux termes de ces contrats d'emploi, chaque personne a droit (i) à un salaire de base annuel; (ii) une prime discrétionnaire fixée par le conseil d'administration; (iii) une participation au régime d'épargne en parts des employés d'Esprit; et (iv) l'octroi, à l'occasion, de parts de rendement aux termes du régime d'intéressement en parts de rendement.

En cas de changement de contrôle d'Esprit ou d'Esprit Exploration Ltd., si Esprit Exploration Ltd. met fin à l'emploi de M. Savidant dans l'année suivant le changement de contrôle ou si M. Savidant quitte son emploi dans les 90 jours suivant le changement de contrôle, M. Savidant aura droit de recevoir une somme d'argent correspondant à son salaire, prime et avantages pour une période de un an ainsi qu'à une allocation de retraite correspondant à une tranche supplémentaire de 50 % des montants précédents, majorée d'une allocation de retraite supplémentaire de 1/12 pour chaque mois de service suivant le 1er octobre 2005, jusqu'à une allocation de retraite maximale correspondant à son salaire, prime et avantages pour une période de un an.

En cas de changement de contrôle d'Esprit ou d'Esprit Exploration Ltd., si Esprit Exploration Ltd. met fin à l'emploi de M. Soules dans l'année suivant le changement de contrôle ou si M. Soules quitte son emploi dans les 90 jours suivant le changement de contrôle, M. Soules aura droit de recevoir une somme d'argent correspondant à son salaire annuel, à la moyenne de ses deux dernières primes annuelles et à ses avantages pour une période d'un an, dans chaque cas, multiplié par un coefficient de service (soit un coefficient de un au cours des deux premières années de service suivant le 1er octobre 2004, un coefficient de deux pour l'année de service suivante et un coefficient de deux et demi par la suite).

En cas de changement de contrôle d'Esprit, si Esprit Exploration Ltd. met fin à l'emploi de MM. Trimble, Connors ou St. Clair dans l'année suivant le changement de contrôle, chacun de ces hauts dirigeants désignés aura droit de recevoir une somme d'argent correspondant au salaire annuel, majoré du salaire d'un mois supplémentaire pour chaque année de service complétée depuis le 1er octobre 2004 (jusqu'à un maximum de 12 mois de salaire supplémentaire), à la moyenne des deux dernières primes annuelles et le montant des avantages

correspondant au nombre de mois au cours desquels le salaire a été versé à l'égard du changement de contrôle.

De plus, en cas de changement de contrôle, les parts de rendement non acquises de chaque haut dirigeant désigné aux termes du régime d'intéressement en parts de rendement seront entièrement acquises et seront réglées d'après le rendement à ce moment.

Dans le cadre des contrats d'emploi de MM. Savidant et Soules, un changement de contrôle a lieu lors de la survenance d'un des événements suivants : (i) l'acceptation par les porteurs de parts de fiducie représentant plus de 35 % des parts de fiducie d'une offre visant la totalité des parts; (ii) l'acquisition, par quelque moyen que ce soit, de la propriété ou du contrôle de plus de 35 % des parts de fiducie; (iii) la vente par Esprit de la totalité et de la quasi-totalité de ses actifs; (iv) l'approbation par le conseil des fiduciaires ou par les porteurs de parts de la liquidation de la presque totalité des actifs d'Esprit ou de la cessation des activités d'Esprit, ou d'une réorganisation importante des affaires d'Esprit dans le cadre de une ou de plusieurs opérations ou d'une série d'opérations; (v) les personnes proposées en tant que candidats pour devenir membres du conseil des fiduciaires juste avant une assemblée des porteurs de parts donnant lieu à une contestation relative à une question se rapportant à l'élection des fiduciaires, qui ne représente pas la majorité du conseil des fiduciaires suivant cette élection; (vi) la démission de trois membres indépendants du conseil des fiduciaires au cours de la même période; et (vii) tout autre événement qui, de l'avis du conseil des fiduciaires, constitue raisonnablement un changement de contrôle. De plus, dans le cas de M. Savidant et M. Soules, un changement de contrôle est également réputé s'être produit dans le cas d'un changement de contrôle d'Esprit Exploration Ltd. dans des circonstances analogues à celles énoncées pour la Fiducie.

MM. Savidant et Soules ont chacun reçu une prime de maintien en poste pour être demeurés au sein de l'organisation.

Dans le cadre des contrats d'emploi de MM. Trimble, Connors et St. Clair, un changement de contrôle a lieu lors de la survenance d'un des événements suivants : (i) l'acceptation par les porteurs de parts de fiducie représentant plus de 35 % des parts de fiducie d'une offre visant la totalité des parts de fiducie, pourvu qu'aucun changement de contrôle ne survienne, si à la réalisation de cette opération, les personnes qui étaient membres du conseil des fiduciaires juste avant cette opération représente la majorité au conseil des fiduciaires à la suite de cette opération; (ii) l'acquisition, par quelque moyen que ce soit, de la propriété ou du contrôle de plus de 35 % des parts de fiducie; (iii) la vente par Esprit de la totalité ou de la quasi-totalité de ses actifs; (iv) l'approbation par le conseil des fiduciaires ou par les porteurs de parts de la liquidation en grande partie des actifs d'Esprit ou de la cessation des activités d'Esprit ou d'une réorganisation importante des affaires d'Esprit dans le cadre de une ou de plusieurs opérations ou d'une série d'opérations; (v) les personnes proposées en tant que candidats pour devenir membres du conseil des fiduciaires juste avant l'assemblée des porteurs de parts donnant lieu à une contestation relative à une question se rapportant à l'élection des fiduciaires ne représentent pas une majorité du conseil des fiduciaires à la suite de cette élection; et (vi) tout autre événement qui, de l'avis du conseil des fiduciaires, constitue raisonnablement un changement de contrôle.

Composition du comité des ressources humaines et de régie d'entreprise

Le comité des ressources humaines et de régie d'entreprise est un comité du conseil d'administration et rend compte au conseil, dans son ensemble, relativement, entre autres, aux questions relatives à la rémunération des dirigeants. Avant la création d'Esprit par le truchement de l'arrangement, Esprit Exploration Ltd. comptait un comité des ressources humaines et de rémunération ainsi qu'un comité de mise en candidature et de régie d'entreprise. À la suite de la création d'Esprit, les responsabilités complémentaires de ces comités ont été regroupées et attribuées au comité des ressources humaines et de régie d'entreprise.

Le comité des ressources humaines et de régie d'entreprise est actuellement composé de MM. John E. Panneton (président) (membre depuis octobre 2004, auparavant président du comité de régie d'entreprise et de mise en candidature d'Esprit Exploration Ltd.), Donald R. Gardner (membre depuis octobre 2004, auparavant président du comité des ressources humaines et de régie d'entreprise d'Esprit Exploration Ltd.), Eric L. Schwitzer (membre depuis octobre 2004) et Douglas W. Palmer (membre depuis février 2005).

Rapport sur la rémunération de la haute direction

Le comité des ressources humaines et de régie d'entreprise a supervisé les ententes de rémunération de la haute direction pour Esprit Exploration Ltd. et ses filiales au cours de 2004, ainsi que l'approbation d'une « approche en matière de rémunération » globale pour l'ensemble de l'organisation. En règle générale, le comité des ressources humaines et de régie d'entreprise examine et formule des recommandations au conseil d'administration concernant les ententes de rémunération pour les hauts dirigeants, y compris les salaires, les avantages sociaux, l'établissement d'objectifs concernant les primes et les attributions de primes et les octrois de parts de rendement aux termes du régime incitatif à base de parts liées au rendement, dans chaque cas, en tenant compte des renseignements obtenus indépendamment par le comité des ressources humaines et de la régie d'entreprise. La philosophie du comité des ressources humaines et de la régie d'entreprise est de tenter de s'assurer que la rémunération des hauts dirigeants soit concurrentielle et d'établir un lien solide entre le rendement de l'entreprise et la rémunération, et ce, en vue d'attirer, de fidéliser et de motiver du personnel hautement qualifié. En mettant l'accent sur une rémunération variable, une tranche plus importante de la rémunération des hauts dirigeants est assujettie à des risques et est tributaire de l'augmentation du rendement d'Esprit et du cours des parts de fiducie.

Salaires de base et avantages sociaux

Pour établir la rémunération des hauts dirigeants d'Esprit Exploration Ltd., le comité des ressources humaines et de régie d'entreprise a eu recours à des évaluations du secteur et des données concurrentielles pour des fiducies de taille semblable dans le secteur pétrolier et gazier, obtenues à partir de sondages effectués dans le secteur. Les comité des ressources humaines et de régie d'entreprise a tenu compte des intérêts à long terme et des objectifs financiers d'Esprit ainsi que du rendement et de l'apport de chaque personne. Les régimes d'assurance-vie de groupe, d'invalidité à court terme, d'invalidité à long terme, de santé et l'assurance dentaire d'Esprit Exploration Ltd. sont comparables à ceux des pairs du secteur et sont offerts à tous les employés permanents.

Primes

Le programme de primes annuelles en espèces d'Esprit Exploration Ltd. est fondé sur un ensemble d'objectifs de rendement mesurés par rapport à des critères de rendement absolus et relatifs. Le conseil d'administration approuve les critères de rendement au début de chaque exercice financier. Les critères comprennent ce qui suit : la croissance de la production; le remplacement des réserves; les coûts de découverte, de mise en valeur et d'acquisition; l'établissement du prix; les coûts d'exploitation, généraux et administratifs. Le programme de primes vise à récompenser les employés qui ont contribué à l'accroissement de la valeur pour les porteurs de parts. La répartition des primes aux hauts dirigeants et aux autres employés d'Esprit Exploration Ltd. est établie en tenant compte du salaire, du poste ainsi que du rendement de la personne, de l'équipe et du service relativement aux sociétés du secteur comparables à Esprit. Après l'exercice, une somme totale de 324 000 $ a été versée aux employés sous forme de primes en espèces pour la reconnaissance du rendement de l'entreprise et des personnes au cours du quatrième trimestre de 2004.

Régime incitatif à base de parts liées au rendement

En 2004, aucune part de rendement n'a été octroyée aux termes du régime incitatif à base de parts liées au rendement. Le conseil d'administration examinera les octrois futurs en fonction de la recommandation du président et du chef de la direction et du comité des ressources humaines et de régie d'entreprise. Le conseil d'administration examinera, en fonction de la recommandation du comité des ressources humaines et de régie d'entreprise, les octrois au président et chef de la direction de parts de rendement aux termes du régime incitatif à base de parts liées au rendement.

Régime d'épargne en parts des employés

Le régime d'épargne en parts des employés (le « REPE ») est un élément supplémentaire du programme de rémunération d'Esprit Exploration Ltd. qui est offert à tous les membres de la direction et les employés. Chaque haut dirigeant désigné participe au REPE. Les participants peuvent contribuer un pourcentage de leur salaire de base mensuel au REPE. Esprit égalera les contributions du participant jusqu'à un maximum de 5 % du salaire de base du participant. Toutes les contributions d'Esprit Exploration Ltd. sont affectées à l'achat de parts de fiducie dans un compte REER au nom du participant. Les contributions du participant sont affectées à l'achat de parts de fiducie ou d'une variété d'autres instruments de placement. Si le participant a atteint sa cotisation maximale dans son REER, les parts seront alors acquises dans un compte hors REER. Pour établir les niveaux de contribution au REPE, Esprit Exploration

Ltd. tient compte du fait qu'elle n'offre pas de régime de retraite.

Les achats de parts de fiducie avec les contributions d'Esprit Exploration Ltd. aux termes du REPE sont réalisés par le fiduciaire sur le marché libre, par l'intermédiaire de la Bourse de Toronto. La totalité ou une partie des contributions du participant aux termes du REPE peuvent, au gré d'Esprit Exploration Ltd., être affectées à l'achat de parts de fiducie directement de la trésorerie au cours actuel à ce moment-là, plutôt que sur le marché libre par le fiduciaire, par l'intermédiaire de la Bourse de Toronto.

Le rapport qui précède sur la rémunération de la haute direction est soumis par le comité des ressources humaines et de régie d'entreprise pour le compte du conseil d'administration.

John E. Panneton (président)
Donald R. Gardner
Eric L. Schwitzer
Douglas W. Palmer

Graphique de rendement

Le graphique et le tableau qui suivent comparent la variation annuelle en pourcentage (convertie en un placement fixe) du rendement cumulatif des parts de fiducie pour un porteur de parts (en supposant un placement de 100 $ fait le 5 octobre 2004) par rapport au rendement cumulatif total de l'indice composé S&P/TSX pour la période débutant le 5 octobre 2004 et prenant fin le 31 décembre 2004, en supposant le réinvestissement des dividendes.



Esprit Energy Trust
Indice composé S&P/TSX
200
150
100
50
0
5 octobre 2004
31 décembre 2004

	Rendement cumulatif total	
	5 octobre 2004	31 décembre 2004
Esprit Energy Trust	100	97
Indice composé S&P/TSX	100	105

Rémunération des fiduciaires

Chaque fiduciaire non employé d'Esprit, à l'exception du président du conseil des fiduciaires, reçoit des honoraires annuels de 20 000 $. Le président du conseil des fiduciaires reçoit des honoraires annuels globaux de 50 000 $. En outre, le président du comité de vérification reçoit des honoraires annuels de 10 000 $ et celui du comité des ressources humaines et de régie d'entreprise reçoit des honoraires de 7 000 $. Les membres de chaque comité, à l'exclusion du président, reçoivent des honoraires annuels de 3 000 $.

Chaque fiduciaire non employé d'Esprit, à l'exception du président du conseil des fiduciaires, reçoit des jetons de présence de 1 500 $ pour chaque réunion du conseil à laquelle il assiste et des jetons de présence de 1 500 $ pour chaque réunion de comité à laquelle il assiste. Les fiduciaires non employés qui résident à l'extérieur de Calgary, en Alberta, reçoivent également des jetons de présence de 1 000 $ pour leurs frais de déplacement. Le président du conseil ne reçoit pas de jetons de présence pour les réunions auxquelles il assiste. Les fiduciaires sont remboursés des dépenses réelles raisonnablement engagées dans le cadre de l'exercice de leurs fonctions à titre de fiduciaires.

Pour l'exercice terminé le 31 décembre 2004, la rémunération globale payée ou payable aux fiduciaires d'Esprit et aux administrateurs d'Esprit Exploration Ltd. à l'égard des réunions du conseil des fiduciaires, du conseil d'administration et leurs comités, s'élevait à 276 500 $.

Lignes directrices en matière de propriété de parts de fiducie pour les fiduciaires

Le conseil des fiduciaires a établi des lignes directrices en matière de propriété des parts de fiducie destinées aux fiduciaires d'Esprit. Le niveau standard de propriété est de 12 500 parts de fiducie pour chaque fiduciaire au cours des trois années de leur nomination. En date des présentes, chacun des fiduciaires respecte les lignes directrices en matière de propriété des parts de fiducie, à l'exception de MM. Schwitzer, Schweitzer et Palmer qui, à titre de nouveaux fiduciaires, disposent de trois années à compter de la date de leur nomination pour atteindre le minimum requis et les exigences croissantes chaque année.

RENSEIGNEMENTS CONCERNANT LE RÉGIME DE RÉMUNÉRATION EN TITRES

Aux termes du régime incitatif à base de parts liées au rendement, le conseil d'administration peut à l'occasion désigner des fiduciaires d'Esprit et des administrateurs, des membres de la direction, des employés ou des fournisseurs de services d'Esprit Exploration Ltd. à qui des parts de rendement d'Esprit peuvent être octroyées et déterminer le nombre de ces parts devant être octroyées. Au cours de 2004, aucune part de rendement n'a été octroyée.

Au 31 décembre 2004, un total de 2 050 632 parts de fiducie ont été réservées aux fins d'émission aux termes du régime incitatif à base de parts liées au rendement. Comme il est permis actuellement par les règles de la Bourse de Toronto et autorisé par les porteurs d'actions ordinaires d'Esprit Exploration Ltd., sous sa forme antérieure, dans le cadre de l'arrangement, le régime incitatif à base de parts liées au rendement réserve aux fins d'émission un nombre de parts de fiducie correspondant à 5 % du nombre de parts de fiducie émises et en circulation au moment en question (y compris les parts de fiducie pouvant être émises dans le cadre de l'échange des actions échangeables).

ENDETTEMENT DES FIDUCIAIRES ET DES HAUTS DIRIGEANTS

Dette totale

Le tableau suivant présente la dette totale impayée au 31 mars 2005 contractée dans le cadre d'un achat de titres ainsi que les autres dettes de tous les hauts dirigeants, administrateurs, employés et anciens dirigeants, administrateurs et employés d'Esprit ou de l'une de ses filiales.

	Dette totale ($)	
But	**En faveur d'Esprit ou de ses filiales**	**En faveur d'une autre entité**
Achat de titres	414 999,33[1)]	Néant
Autre	Néant	Néant

Note :

1) Le montant de la dette a trait à des prêts accordés à un ancien dirigeant d'Esprit Exploration Ltd. qui a démissionné en juin 2000 relativement à des achats d'actions réalisés entre 1993 et 1999. Esprit n'accorde plus de prêts à ses employés pour acheter des actions.

INITIÉS INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

À l'exception de ce qui est indiqué aux présentes, aucun fiduciaire d'Esprit, administrateur, dirigeant ou haut dirigeant d'Esprit Exploration Ltd., ni aucun porteur de parts qui a la propriété véritable, directement ou indirectement, de plus de 10 % des parts de fiducie en circulation ou toute personne qui a un lien avec ces personnes ou qui est membre du même groupe qu'elles n'a d'intérêt important, direct ou indirect, dans une opération depuis le début du plus récent exercice financier d'Esprit ou dans toute opération proposée qui a eu un effet défavorable important sur Esprit ou Esprit Exploration Ltd. ou qui pourrait avoir un tel effet.

RÉGIE D'ENTREPRISE

La régie d'entreprise a trait aux activités du conseil des fiduciaires d'Esprit et du conseil d'administration d'Esprit Exploration Ltd. et aux structures, aux traditions et aux processus concernant le leadership et la gérance qui accordent les pouvoirs, définissent les rôles et les responsabilités régissant les communications avec les porteurs de parts et assurent la responsabilisation. Esprit estime également que la régie d'entreprise crée une culture d'ouverture entre toutes les parties intéressées d'Esprit.

Le conseil des fiduciaires estime qu'une régie d'entreprise efficace est primordiale pour le succès à long terme et continu d'Esprit en aidant à maximiser la valeur pour les porteurs de parts au fil du temps. Esprit poursuit la mise à jour et la modification de ses pratiques en matière de régie d'entreprise, mais le conseil des fiduciaires est également d'avis que l'approche générale d'Esprit en matière de régie d'entreprise est appropriée et entièrement conforme aux objectifs reflétés dans les lignes directrices pour une meilleure régie d'entreprise au Canada adoptées par la Bourse de Toronto (les « lignes directrices de la Bourse »). Les lignes directrices de la Bourse traitent des questions comme le mandat, la constitution et l'indépendance des conseils et de ses comités. La Bourse de Toronto exige que chaque société inscrite présente annuellement son approche concernant la régie d'entreprise en faisant référence spécifiquement à chaque ligne directrice. L'approche d'Esprit en matière de régie d'entreprise est jointe à la présente circulaire d'information à titre d'Annexe A – Énoncé des pratiques en matière de régie d'entreprise.

En outre, la Société a adopté un code d'éthique et de conduite en matière commerciale (le « code ») qui s'applique à tous les fiduciaires d'Esprit et aux administrateurs, membres de la direction, employés et consultants d'Esprit Exploration Ltd. Le code présente la politique d'Esprit selon laquelle la conduite de chaque fiduciaire, administrateur, membre de la direction, employé et conseiller est fondée sur des normes d'éthique élevées. Le code renferme également la politique de « divulgation » d'Esprit qui établit la procédure pour les personnes qui souhaitent faire des plaintes concernant les questions de communication de l'information financière et comptable ou toute autre question de façon confidentielle et anonyme. Les plaintes concernant la question de communication de l'information financière et comptable sont traitées par le président du comité de vérification, un membre indépendant du conseil des fiduciaires, et les plaintes qui n'ont pas trait à ce sujet sont traitées par le haut dirigeant approprié d'Esprit. Les plaintes relatives à des questions autres que celles concernant la communication de l'information financière et comptable mais qui concernent un membre de la haute direction d'Esprit Exploration Ltd. sont traitées par le président du conseil des fiduciaires, qui est également un membre indépendant du conseil.

Structure et composition du conseil

Le conseil des fiduciaires et le conseil d'administration sont composés des mêmes membres. Le conseil des fiduciaires et le conseil d'administration sont chacun composés de huit membres, une taille qui, de l'avis d'Esprit, est appropriée en fonction de la complexité des activités d'Esprit.

Les lignes directrices de la Bourse suggèrent que le conseil de chaque société inscrite devrait être constitué en majorité de personnes qui sont des administrateurs « non reliés ». L'administrateur « non relié » est un administrateur indépendant de la direction et n'ayant aucun intérêt ni aucune relation, y compris des relations d'affaires, mais à l'exclusion d'intérêts ou de relations découlant simplement de son actionnariat, qui soit susceptible de nuire d'une façon importante à sa capacité d'agir au mieux des intérêts d'Esprit, ou qui soit raisonnablement susceptible d'être perçu comme ayant cet effet. Six des huit fiduciaires actuels d'Esprit qui sont candidats à l'élection à l'assemblée, soit MM. D. Michael G. Stewart, Donald R. Gardner, John E. Panneton, Eric L. Schwitzer, W. Mark Schweitzer et Douglas W. Palmer sont considérés comme des administrateurs « non reliés » au sens des lignes directrices de la Bourse. M. Stephen J. Savidant, président et chef de la direction d'Esprit Exploration Ltd. et M. Stephen B. Soules, vice-président directeur et chef des services financiers d'Esprit Exploration Ltd. sont des fiduciaires internes ou des fiduciaires faisant partie de la direction et ainsi, sont considérés comme étant « reliés ».

Pour assurer l'indépendance du conseil des fiduciaires et du conseil d'administration dans l'exercice de leurs fonctions respectives, tous les comités sont actuellement composés entièrement de fiduciaires/d'administrateurs non reliés et M. Stewart, membre non relié, a été nommé président de chacun des conseils. Chaque réunion du conseil des fiduciaires ou du conseil d'administration, les membres non reliés se rencontrent sans la présence de la direction dans des sessions présidées par le

président du conseil pour discuter de questions de procédures ou de fond.

Mandat du conseil des fiduciaires

Le conseil des fiduciaires est chargé de la gérance et des affaires d'Esprit. Le conseil des fiduciaires cherche à s'acquitter de cette responsabilité en examinant et en évaluant les placements d'Esprit, plus particulièrement le placement d'Esprit dans Esprit Exploration Ltd., et en assurant la gérance du conseil d'administration. Le conseil des fiduciaires est chargé d'établir et de maintenir une culture d'intégrité dans la conduite et les affaires d'Esprit, toujours dans l'intérêt d'Esprit.

Pour acquitter ses fonctions, le conseil des fiduciaires assume une responsabilité à l'égard de ce qui suit :

- superviser la gestion globale d'Esprit, y compris la stratégie et l'exploitation, en vue d'assurer le succès à long terme d'Esprit et de maximiser le rendement total pour les porteurs de parts;
- s'assurer que la Fiducie exerce ses activités conformément à la convention de fiducie;
- prendre en charge la responsabilité de la gestion de ses propres affaires en donnant l'approbation pour sa composition, la sélection du président, les candidats à l'élection, les nominations des comités et des présidents des comités, les mandats des comités et la rémunération des fiduciaires;
- assumer une fonction de supervision et de responsabilité en dernier lieu concernant l'approbation des résultats financiers, la supervision des contrôles internes et l'approbation des documents d'information continue;
- revoir et approuver les opérations importantes auxquelles participe la Fiducie, la politique en matière de distribution, le versement de distributions, l'achat et l'émission de parts de fiducie, les acquisitions et les aliénations d'actif important ainsi que les dépenses importantes;
- revoir les stratégies et les projets d'Esprit;
- superviser le respect de la convention d'administration conclue entre Esprit et Esprit Exploration Ltd.;
- approuver les états financiers annuels et intermédiaires ainsi que le rapport de gestion;
- approuver et superviser le respect par Esprit de toutes les politiques importantes aux termes desquelles Esprit exerce ses activités;
- superviser la communication rigoureuse de l'information financière;
- vérifier que les états financiers sont déclarés de façon juste et conformément aux normes comptables généralement reconnues;
- informer les porteurs de parts annuellement concernant sa gérance pour l'année précédente.

Mandat du conseil d'administration

Les objectifs fondamentaux du conseil d'administration sont d'accroître et de préserver la valeur à long terme pour les actionnaires et, ainsi, la valeur pour les porteurs de parts, et de s'assurer qu'Esprit Exploration Ltd. respecte ses obligations de façon continue et exerce ses activités d'une façon fiable et sécuritaire. Dans l'exercice de ses fonctions, le conseil d'administration tient également compte des intérêts légitimes que les autres parties intéressées comme les employés, les clients et les collectivités peuvent avoir sur Esprit Exploration Ltd. et Esprit. En général, le conseil d'administration participe à la planification stratégique, à la communication de l'information financière, à la gestion et à la réduction des risques, à la composition de la haute direction, à la planification de la communication et à l'intégrité des contrôles internes.

Le mandat du conseil d'administration, comme le prévoient ses statuts, consiste à gérer ou à superviser la gestion des activités et des affaires d'Esprit Exploration Ltd., et d'agir honnêtement et de bonne foi dans l'intérêt d'Esprit Exploration Ltd. Pour s'acquitter de ses responsabilités, le conseil d'administration assume la responsabilité à l'égard de ce qui suit :

- nommer le chef de la direction et les hauts dirigeants, approuver (selon les recommandations du comité des ressources humaines et de régie d'entreprise) leur rémunération et superviser le rendement du chef de la direction par rapport à un ensemble d'objectifs d'entreprise convenus mutuellement destinés à maximiser la valeur pour le porteurs de parts;

- établir un processus qui prévoit de façon adéquate la planification de la relève, y compris la nomination, la formation et la supervision de la haute direction;

- adopter et revoir annuellement un processus de planification stratégique et approuver le plan stratégique d'entreprise;

- revoir annuellement les résultats du rendement financier et d'exploitation en fonction de la stratégie, des budgets et des objectifs établis;

- vérifier qu'Esprit Exploration Ltd. a établi des politiques, pour le compte d'Esprit, visant à communiquer avec les porteurs de parts, d'autres parties intéressées et le public en général de façon opportune et régulière;

- mettre en place des systèmes visant à superviser et à gérer les principaux risques inhérents aux activités exercées par Esprit Exploration Ltd.;

- vérifier que les résultats financiers sont divulgués de façon juste et conformément aux normes comptables généralement reconnues;

- vérifier qu'Esprit Exploration Ltd. a mis en place des systèmes d'information et de contrôles internes qui assurent la prise en charge efficace de ses responsabilités;

- superviser le respect des exigences d'information et comptables applicables;

- maintenir une communication directe avec les évaluateurs indépendants des réserves des actifs pétroliers et gaziers d'Esprit Exploration Ltd. et revoir et approuver les dépôts concernant la divulgation des activités pétrolières et gazières d'Esprit Exploration Ltd.;

- examiner l'efficacité et le caractère adéquat des contrôles en matière de sécurité et d'environnement, les procédures d'information, de formation et de réponse.

Le conseil d'administration revoit annuellement son mandat pour s'assurer qu'il est conforme à toutes les modifications d'ordre législatif qui ont eu lieu dans le domaine de la régie d'entreprise.

Réunions du conseil des fiduciaires et du conseil d'administration

Le conseil des fiduciaires et le conseil d'administration se rencontrent en personne au moins cinq fois par année. Outre les réunions trimestrielles régulières, le conseil des fiduciaires et le conseil d'administration rencontrent une fois par année l'équipe de direction pendant deux jours pour des réunions d'affaires et de la planification stratégique. Le conseil des fiduciaires et le conseil d'administration tiennent des réunions supplémentaires non prévues à l'occasion, selon les besoins. Le conseil des fiduciaires a tenu trois réunions au cours du dernier exercice d'Esprit, qui ont toutes été tenues en personne. Le conseil d'administration a tenu 18 réunions générales au cours du dernier exercice d'Esprit, 13 en personne et cinq par conférence téléphonique.

Comités permanents du conseil des fiduciaires et du conseil d'administration

Les comités permanents du conseil des fiduciaires et du conseil d'administration font partie intégrante de la structure de régie d'Esprit puisqu'ils facilitent la prise de décision efficace par le conseil en formulant des recommandations sur des questions qui ont trait à leurs responsabilités respectives. Le conseil des fiduciaires compte un comité, soit le comité de vérification, et le conseil d'administration compte un comité, soit le comité des ressources humaines et de régie d'entreprise. Les deux comités ont un mandat écrit qui est approuvé par leur conseil respectif et sont composés uniquement de membres indépendants et non reliés.

Les membres de la direction d'Esprit sont régulièrement invités à participer aux réunions des comités en vue d'apporter leurs connaissances et des renseignements aux délibérations des comités. En règle générale, les comités mènent une partie de la réunion sans la présence de la direction pour faciliter leur fonctionnement de façon indépendante de la direction. Tous les membres des conseils sont invités à participer aux réunions du comité sans tenir compte du fait qu'ils en soient membres ou non, mais les administrateurs ne reçoivent pas de rémunération pour leur présence à ces réunions, à moins qu'ils ne soient membres de ce comité.

Composition des comités

Chaque comité est composé d'au moins trois fiduciaires ou administrateurs, selon le cas, et tous les membres des comités doivent être non reliés

(ne faisant pas partie de la direction). Un membre de chaque comité est désigné comme étant le président. Chaque membre du comité de vérification doit avoir des « compétences financières » de base (c.-à-d., la capacité de lire et de comprendre des états financiers). Les conseils accordent de l'importance à une rotation périodique des membres de chaque comité et, à l'occasion, comme les conseils le jugent convenable, de la présidence des comités.

Le comité des ressources humaines et de régie d'entreprise rend compte au conseil d'administration et est composé d'administrateurs d'Esprit Exploration Ltd. Le comité de vérification est un comité du conseil des fiduciaires et est composé de fiduciaires.

Les comités, leurs membres actuels et le nombre de fois qu'ils se sont réunis au cours du dernier exercice figurent ci-après.

Comité	Membres	Nombre de réunions
Comité de vérification	W. Mark Schweitzer (président) Donald R. Gardner Eric L. Schwitzer Douglas W. Palmer	8 (tenues en personne)
Comité des ressources humaines et de régie d'entreprise	John E. Panneton (président) Donald R. Gardner Eric L. Schwitzer Douglas W. Palmer	15[1] (tenues en personne)

Note :

1) Comprend trois réunions de l'ancien comité de régie d'entreprise et de mises en candidatures d'Esprit Exploration Ltd. et neuf réunions de l'ancien comité des ressources humaines et de rémunération, qui ont eu lieu avant l'arrangement.

Adhésion aux comités et présence aux réunions des comités

Pendant l'année, les comités tiennent des assemblées ordinaires, tel que requis, et le comité de vérification se réunit au moins quatre fois par année pour examiner et approuver les états financiers annuels et trimestriels, le rapport de gestion et les rapports aux porteurs de parts. Chacun des comités peut tenir des réunions imprévues de temps à autre compte tenu des besoins opérationnels ou comme peut le demander un membre du conseil des fiduciaires ou du conseil d'administration.

Le tableau suivant indique la présence de chaque fiduciaire ou administrateur aux réunions du conseil des fiduciaires et du conseil d'administration ainsi qu'aux réunions des comités sur lesquels il siège, pour l'exercice terminé le 31 décembre 2004.

	Nombre de présences aux réunions		
Fiduciaire/ administrateur	**Conseil des fiduciaires**	**Conseil d'administration**	**Comité[1]**
D. Michael G. Stewart	3/3	17/18	20/20
Donald R. Gardner	3/3	18/18	15/15
John E. Panneton	3/3	18/18	14/14
Eric L. Schwitzer	2/2	2/2	5/5
W. Mark Schweitzer[2]	-/-	-/-	-/-
Douglas W. Palmer[2]	-/-	-/-	-/-
Stephen J. Savidant	3/3	18/18	S.O.
Stephen B. Soules	3/3	18/18	S.O.

Notes :

1) Comprend toutes les présences aux réunions tenues en 2004 relativement aux comités d'Esprit Exploration Ltd. existants avant l'arrangement et aux comités d'Esprit et d'Esprit Exploration Ltd. existants après l'arrangement.

2) MM. Schweitzer et Palmer ont été nommés au conseil des fiduciaires et au conseil d'administration après le 31 décembre 2004.

Un résumé des activités et des responsabilités de chacun des comités est présenté ci-dessous.

Comité de vérification

Le comité de vérification a été créé afin d'aider le conseil des fiduciaires d'Esprit à s'acquitter de sa responsabilité de surveillance des contrôles internes,

de l'information financière et des procédures de gestion du risque d'Esprit et de ses filiales et des membres du même groupe qu'elle. Le comité de vérification a un accès libre aux membres du personnel et aux documents et dispose des ressources nécessaires pour s'acquitter de ses responsabilités. Le comité de vérification et les vérificateurs externes se réunissent au moins tous les trimestres sans la présence de la direction d'Esprit afin d'examiner les questions suscitant des divergences d'opinion importantes entre la direction et les vérificateurs externes ou d'autres préoccupations, notamment évaluer la coopération obtenue de la part des vérificateurs en ce qui a trait à l'exercice de leur vérification et l'accès qu'ils ont eu à tous les livres comptables, données et information qu'ils ont requis. Tel que nécessaire ou souhaitable, un membre quelconque du comité de vérification peut également demander que les vérificateurs externes soient présents à une autre des réunions du comité de vérification. En plus de ses autres responsabilités, le comité de vérification a les responsabilités précises suivantes :

- identifier et gérer les principaux risques qui pourraient avoir une incidence sur l'information financière d'Esprit;

- superviser l'intégrité de l'information financière et des systèmes de contrôles internes d'Esprit ayant trait à l'information financière et à la conformité sur le plan de la comptabilité;

- surveiller l'indépendance et le rendement des vérificateurs externes d'Esprit;

- traiter directement avec les vérificateurs externes afin d'approuver les plans de vérification externe, les autres services (le cas échéant) et les honoraires;

- superviser directement le processus de vérification externe et les résultats de vérification;

- fournir une voie de communication entre les vérificateurs externes, la direction et le conseil des fiduciaires;

- s'assurer de l'établissement d'une procédure efficace en matière de dénonciation permettant aux parties intéressées d'exprimer leurs préoccupations concernant des questions comptables ou financières à une personne suffisamment indépendante;

- mettre en place un code de conduite approprié à l'intention des employés, des administrateurs et des fiduciaires;

- retenir les services de conseillers indépendants et d'autres conseillers, comme il le juge nécessaire pour exercer ses fonctions;

- rendre compte au conseil des fiduciaires des résultats de ses activités et des révisions entreprises et formuler des recommandations au conseil des fiduciaires, s'il le juge approprié;

- analyser, avec la direction et les vérificateurs externes, les changements proposés aux principales normes et conventions comptables, les risques et incertitudes importants et à leur incidence, les estimations et jugements clés de la direction pouvant s'avérer importants dans le cadre de la présentation de l'information financière;

- passer en revue, avec la direction et les vérificateurs externes, les questions importantes relatives à l'information financière qui ont été soulevées lors du dernier exercice et la résolution ou la résolution proposée de ces questions;

- passer en revue tous les problèmes rencontrés ou les inquiétudes exprimées par les vérificateurs externes dans le cadre de l'exécution de la vérification, notamment les restrictions imposées par la direction ou les questions comptables importantes à l'égard desquelles il y avait divergence d'opinion avec la direction;

- passer en revue, avec la haute direction, la procédure employée pour cerner et contrôler les principaux risques touchant la présentation de l'information financière et en rendre compte;

- avant la diffusion, passer en revue et, si jugé approprié, recommander aux fins d'approbation par le conseil des fiduciaires tous les documents d'intérêt public qui renferment de l'information financière vérifiée et non vérifiée;

- évaluer l'indépendance et le rendement des vérificateurs externes et recommander annuellement au conseil des fiduciaires la nomination des vérificateurs externes ou le congédiement des vérificateurs externes, si les circonstances le justifient;

- préapprouver l'ensemble des services non liés à la vérification devant être fournis à Esprit ou à ses filiales par les vérificateurs externes de celles-ci;

- passer en revue, avec la direction, au moins chaque année, la stratégie de financement et les plans d'Esprit;

- passer en revue le montant et les modalités des assurances devant être obtenues ou maintenues par Esprit à l'égard des risques inhérents à ses activités et la responsabilité potentielle engagée par les fiduciaires, les administrateurs ou les membres de la direction dans la réalisation de leurs fonctions et de leurs responsabilités;

- passer en revue la nomination du chef des services financiers et des autres directeurs financiers clés qui participent au processus d'information financière;

- revoir, avec les conseillers juridiques d'Esprit, au moins chaque année, les questions d'ordre juridique qui pourraient avoir une incidence importante sur les états financiers d'Esprit et toute demande de renseignements reçue de la part des autorités de réglementation ou des organismes gouvernementaux.

Comité des ressources humaines et de régie d'entreprise

Le comité des ressources humaines et de régie d'entreprise a pour fonctions et responsabilités principales d'examiner les éléments suivants et de formuler des recommandations au conseil d'administration à l'égard de ceux-ci :

- les politiques et les pratiques en matière de ressources humaines et les structures des ressources humaines (afin de surveiller le respect des objectifs et des stratégies à court et à long termes d'Esprit, le soutien de l'efficacité opérationnelle et la maximisation du potentiel sur le plan des ressources humaines);

- les politiques et les lignes directrices en matière de rémunération;

- les régimes incitatifs et d'avantages accessoires à l'intention de la direction et les régimes de rémunération non conventionnels;

- la nomination des membres de la haute direction, des dirigeants et des administrateurs ainsi que leur rémunération;

- les régimes de relève de la direction, les régimes de formation et de perfectionnement à l'intention de la direction, les politiques en matière de résiliation et les arrangements en matière de résiliation;

- la structure principale des ressources humaines (organisationnelle);

- les questions portant sur la rémunération du conseil.

Dans le cadre de ses responsabilités de régie d'entreprise et de mise en candidature, le comité des ressources humaines et de régie d'entreprise fait ce qui suit :

- sur une base continue, identifie les compétences et les aptitudes les plus recherchées chez les nouveaux fiduciaires éventuels et maintient une liste de candidats possibles qui possèdent ces aptitudes;

- en cas de vacance au sein du conseil des fiduciaires et/ou du conseil d'administration, procède à une recherche appropriée et détermine un candidat compétent, obtient le consentement du candidat d'agir à titre d'administrateur et de fiduciaire et recommande au conseil des fiduciaires et/ou au conseil d'administration, selon le cas, un candidat pour être nommé au poste d'administrateur et/ou de fiduciaire afin de combler le poste vacant;

- en fonction de son rendement dans le cadre de ses fonctions et de tout autre facteur jugé pertinent, formule des recommandations au conseil d'administration quant au caractère approprié de proposer la candidature d'une personne donnée afin qu'elle soit élue ou réélue;

- revoit le besoin de candidats et les compétences des candidats recommandés par les porteurs de parts pour être élus à titre de fiduciaires;

- formule des recommandations au conseil d'administration en ce qui a trait à la poursuite du mandat des fiduciaires et/ou des administrateurs, conformément aux politiques qui peuvent être établies de temps à autre par le conseil d'administration;

- formule des recommandations de temps à autre au conseil d'administration en ce qui a trait à d'autres questions, notamment les questions ayant trait à la régie d'entreprise, tel que le comité des ressources humaines et de régie d'entreprise peut le juger approprié ou telles qu'elles peuvent lui être adressées à l'occasion par le conseil d'administration;

- examine et évalue annuellement le rôle du conseil des fiduciaires et du conseil d'administration de même que celui de leurs comités, ainsi que les méthodes et les procédures utilisées par les conseils pour s'acquitter de leurs fonctions et de leurs responsabilités, notamment les méthodes et les procédures d'évaluation de l'efficacité;

- surveille et examine la politique en matière d'opérations d'initiés dans des sociétés, les politiques en matière de divulgation continue et les lignes directrices d'entreprise en vue d'assurer la confidentialité, et recommande les modifications et les mesures nécessaires afin de traiter les manquements aux politiques ou aux lignes directrices;

- en ce qui a trait à la formation et au perfectionnement du conseil des fiduciaires et du conseil d'administration :

    - approuve les expériences de formation et de perfectionnement;

    - surveille et évalue la valeur des programmes de formation et recommande des modifications à ceux-ci.

Dans le cadre de l'exercice de ses fonctions et responsabilités sur le plan des ressources humaines et de la rémunération, le comité des ressources humaines et de rémunération fait ce qui suit :

- évalue annuellement le caractère concurrentiel et approprié de la rémunération globale du chef de la direction, de tous les autres membres de la direction et des autres employés clés qui peuvent être identifiés par le chef de la direction et approuvés par le comité (collectivement, les « employés désignés ») et formule des recommandations à cet effet au conseil d'administration;

- revoit annuellement les objectifs et les critères de rendement du chef de la direction et évalue le rendement du chef de la direction en fonction de ces objectifs et de ces critères et formule des recommandations au conseil d'administration quant à la rémunération fixe et en fonction du rendement devant être versée au chef de la direction;

- revoit annuellement l'évaluation du rendement des employés désignés qui est faite par le chef de la direction ainsi que les recommandations de ce dernier quant à la rémunération fixe et en fonction du rendement devant être versée aux employés désignés et formule des recommandations au conseil d'administration à cet égard;

- examine les contrats d'emploi et les arrangements en matière d'emploi conclus avec chacun des employés désignés, y compris les arrangements sur le plan des allocations de retraite ou tout arrangement similaire devant entrer en vigueur en cas de cessation d'emploi et formule des recommandations au conseil d'administration à cet égard;

- revoie périodiquement la politique en matière de rémunération d'Esprit Exploration Ltd. et recommande des changements au conseil d'administration s'il le juge nécessaire;

- revoit périodiquement, sur le plan de la conception, les régimes d'avantages sociaux, les options de placement et les modalités des régimes de retraite et d'épargne applicables ou les questions connexes et formule des recommandations au conseil d'administration à cet égard;

- revoit annuellement, dans le cadre du budget général et d'administration d'Esprit Exploration Ltd., les lignes directrices en matière de rémunération pour la période budgétaire à venir et formule des recommandations au conseil d'administration à cet égard;

- revoie, sur demande du chef de la direction, les régimes incitatifs à base de parts liées au rendement ou les autres régimes incitatifs à court ou à long termes et formule des recommandations au conseil d'administration à leur égard et, compte tenu de l'ampleur des pouvoirs qui lui sont délégués par le conseil d'administration, approuve les octrois aux participants à ces régimes ainsi que l'importance et les modalités de leur participation;

- revoit périodiquement, mais au moins tous les trois ans, la rémunération du conseil des fiduciaires et du conseil d'administration et formule des recommandations à cet effet au conseil d'administration.

RENSEIGNEMENTS SUPPLÉMENTAIRES

Des renseignements supplémentaires concernant Esprit sont disponibles par le truchement d'Internet sur le Système électronique de données, d'analyse et de recherche (SEDAR), à l'adresse www.sedar.com. L'information financière d'Esprit est fournie dans les états financiers comparatifs et le rapport de gestion d'Esprit pour le dernier exercice terminé. Des exemplaires des états financiers, du rapport de gestion et de la notice annuelle d'Esprit peuvent être obtenus auprès du secrétaire d'Esprit, au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1 ou par télécopieur au (403) 213-3735.


ESPRIT
ENERGY TRUST

Suite 900, 606 – 4th Street S.W.
Calgary (Alberta) Canada
T2P 1T1

Téléphone : (403) 213-3700
Télécopieur : (403) 213-3735

ANNEXE 51-102F3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. Dénomination et adresse de la Société

Esprit Energy Trust (« Esprit » ou la « Fiducie »)
606 – 4th Street S.W., bureau 900
Calgary (Alberta) T2P 1T1

2. Date du changement important

Le 14 mars 2005.

3. Communiqué de presse

Un communiqué de presse divulguant en détail le changement important résumé dans la présente déclaration de changement important a été diffusé par l'intermédiaire des installations de Canada Newswire le 14 mars 2005 et devrait avoir été reçu par les commissions des valeurs mobilières là où Esprit est un « émetteur assujetti » et par les bourses à la cote desquelles les titres d'Esprit sont inscrits et affichés pour négociation dans le cours normal de leur diffusion.

4. Résumé du changement important

Esprit, Esprit Exploration Ltd. (« Esprit Exploration ») et Resolute Energy Inc. (« Resolute ») ont conclu une convention d'arrangement datée du 14 mars 2005 (la « convention d'arrangement »), dont une copie est jointe aux présentes en annexe A, laquelle convention a été approuvée à l'unanimité par le conseil d'administration de Resolute et le conseil des fiduciaires de la Fiducie. Aux termes de la convention d'arrangement et du plan d'arrangement (l'« arrangement ») qui y est exposé, la Fiducie procèdera indirectement à l'acquisition de la majorité des actifs de Resolute et certains des actifs de Resolute seront transférés à une société distincte de mise en valeur de méthane de houille (« MH »), devant être dénommée à une date ultérieure (« ExCo »). Par suite de l'arrangement, les actionnaires de Resolute recevront 0,338 part de la Fiducie, 0,2857 actions d'ExCo et 0,0269 bons de souscription relatifs à l'opération visant ExCo qui peuvent être exercés dans un délai de 30 jours à la valeur d'actif estimative courante d'ExCo pour chaque action de Resolute qu'ils détiennent.

5. Description circonstanciée du changement important

L'arrangement et la convention d'arrangement

La Fiducie et Resolute ont conclu la convention d'arrangement, dont une copie est jointe aux présentes en annexe A. Dans le cadre de l'arrangement, la Fiducie procèdera indirectement à l'acquisition de la majorité des actifs de Resolute et certains actifs de Resolute seront transférés à ExCo. Par suite de l'arrangement, les actionnaires de Resolute recevront 0,338 parts de la Fiducie, 0,2857 actions d'ExCo et 0,0269 bons de souscription relatifs à l'opération visant ExCo qui peuvent être exercés dans un délai de 30 jours à la valeur d'actif estimative courante d'ExCo pour chaque action de Resolute qu'ils détiennent. Le nombre de parts de fiducie de catégorie A, qui ne sont pas assorties de restrictions relatives à la résidence canadienne, émises dans le cadre de l'arrangement se limite à 80 % du nombre de parts de fiducie de catégorie B, qui sont assorties de restrictions relatives à la résidence canadienne, émises dans le cadre de l'arrangement.

Une circulaire d'information présentant les détails de l'arrangement devrait être postée aux porteurs de titres de Resolute au début d'avril. Une assemblée des porteurs de titres de Resolute convoquée en vue d'examiner l'arrangement devrait être tenue à la fin d'avril. Resolute a fixé au 4 avril 2005 la date de référence pour l'assemblée.

L'arrangement exigera l'approbation de 66$^{2}/_{3}$ % des voix exprimées par les actionnaires, les titulaires d'options et les porteurs de bons de souscription de Resolute votant en tant que catégorie unique, l'approbation de la majorité des actionnaires, à l'exclusion des administrateurs et des dirigeants de Resolute qui participent au placement privé d'ExCo (tel qu'exposé ci-après) et l'approbation de la Cour du Banc de la Reine de l'Alberta ainsi que de certains organismes de réglementation.

Stipulations en matière de non-sollicitation

Aux termes de la convention d'arrangement, Resolute s'est engagée à ne pas, directement ou indirectement, faire ce qui suit ou autoriser un de ses dirigeants, administrateurs ou employés ou tout conseiller financier, expert ou autre représentant qu'il a mandaté à faire ce qui suit ou lui permettre de faire ce qui suit :

a) solliciter, faciliter, susciter ou encourager toute proposition d'acquisition (qui est définie dans la convention d'arrangement comme s'entendant, à l'égard de Resolute, d'une demande de renseignements ou de la présentation d'une proposition à Resolute ou à ses actionnaires provenant de toute personne, qui constitue ce qui suit ou qui est raisonnablement susceptible d'y aboutir (dans l'un ou l'autre cas, que ce soit dans le cadre d'une seule opération ou d'une série d'opérations) : (i) une acquisition auprès de Resolute ou de ses actionnaires de plus de 50 % des titres de Resolute (autrement que dans le cadre de la levée des options d'achat d'actions de Resolute ou de l'exercice des bons de souscription d'actions de Resolute qui sont en circulation), ou encore de ses filiales, (ii) une acquisition de 50 % ou plus des éléments d'actif de Resolute ou de ses filiales, (iii) une fusion, un arrangement, un fusionnement ou un regroupement faisant intervenir Resolute ou ses filiales ou (iv) une offre publique d'achat, une offre publique de rachat, une offre d'échange, une restructuration du capital, une liquidation, une dissolution, une réorganisation en une fiducie de revenu ou en un fonds de revenu ou une opération similaire faisant intervenir Resolute ou ses filiales ou une autre opération, dont la réalisation est raisonnablement susceptible d'entraver, de contrecarrer, d'empêcher ou de retarder les opérations envisagées par la convention d'arrangement ou par l'arrangement ou qui serait raisonnablement susceptible de réduire sensiblement les avantages pour l'autre partie aux présentes aux termes de convention d'arrangement ou de l'arrangement; il est entendu qu'en aucunes circonstances, les demandes de renseignements ou les propositions concernant les d'actif devant être transférés à ExCo ne constituent une proposition d'acquisition);

b) entreprendre des négociations ou initier des discussions concernant une proposition d'acquisition, ou y participer, ou fournir à toute autre personne des renseignements concernant leurs activités, leurs biens, leur exploitation, leurs perspectives ou leur situation (financière ou autre) respectives relativement à une proposition d'acquisition ou autrement collaborer de quelque manière que ce soit à un effort ou une tentative de la part de toute personne pour faire ou chercher à faire ce qui précède ou aider, faciliter ou encourager de tels efforts ou de telles tentatives ou y participer;

c) renoncer à des droits ou à d'autres avantages aux termes de conventions visant des renseignements confidentiels, notamment, toute « dispositions de maintien du statu quo » aux termes de celles-ci, ou autrement s'abstenir d'appliquer ces droits ou autres avantages, ou entreprendre des discussions, des négociations ou des ententes en vue de renoncer à ces droits ou avantages ou autrement de s'abstenir de les appliquer; ou

d) accepter, recommander, approuver ou conclure une convention en vue de mettre en œuvre une proposition d'acquisition;

toutefois, il est prévu que, malgré toute autre stipulation de la convention d'arrangement, Resolute et ses dirigeants, administrateurs et conseillers peuvent faire ce qui suit :

e) entreprendre des discussions ou des négociations concernant ExCo ou les éléments d'actif d'ExCo, ou y participer; et

f) entreprendre des négociations ou initier des discussions avec un tiers qui (sans sollicitation, incitation ni encouragement, directement ou indirectement, après la date de la présente convention, par Resolute ou un de ses dirigeants, administrateurs ou employés ou tout conseiller financier, expert ou autre représentant mandaté par elle) cherche à entreprendre de telles discussions ou négociations, ou y participer et, sous réserve de la signature d'une entente de confidentialité essentiellement similaire à l'entente de confidentialité (à la condition que cette autre entente de confidentialité prévoit la divulgation de ces discussions ou négociations (ainsi que de tous les renseignements fournis aux termes de celles-ci) à la Fiducie et à Esprit Exploration de la manière énoncée ci-dessous), ils peuvent fournir à ce tiers des renseignements concernant Resolute et ses activités, ses biens et éléments d'actif, dans chaque cas si et seulement si :

(i) le tiers a d'abord présenté une proposition d'acquisition de bonne foi écrite et qu'à cet égard, le conseil d'administration de Resolute établit de bonne foi ce qui suit : 1) que des fonds ou une autre contrepartie nécessaire à la proposition d'acquisition sont, ou sont susceptibles d'être, disponibles, 2) (après consultation avec ses conseillers financiers) que cette proposition, si elle est réalisée conformément à ses conditions, donnerait lieu à une opération meilleure sur le plan financier que l'opération envisagée par la présente convention pour les porteurs de titres de Resolute et 3) après avoir obtenu des conseils de conseillers externes mentionnés dans les procès-verbaux des réunions du conseil d'administration de Resolute à l'effet que la prise de cette mesure est nécessaire pour que le conseil d'administration s'acquitte de ses obligations fiduciaires aux termes des lois applicables (une « meilleure proposition »); et

(ii) avant de fournir ces renseignements ou d'entreprendre de telles négociations ou discussions avec ce tiers, ou d'y participer, Resolute doit donner sans délai à la Fiducie et à Esprit Exploration un avis à l'effet qu'elle fournit des renseignements ou qu'elle entreprend des discussions ou des négociations avec une telle personne ou entité ou qu'elle y participe, accompagné d'une copie de l'entente de confidentialité susmentionnée et, si elles n'ont pas déjà été fournies à la Fiducie ou à Esprit Exploration, des copies de tous les renseignements fournis à ce tiers en même temps que la communication de ces renseignements à ce tiers, et il est prévu en outre que Resolute doit aviser la Fiducie et Esprit Exploration verbalement et par écrit de toutes demandes de renseignements, offres ou propositions à l'égard d'une meilleure proposition (lequel avis écrit doit inclure, notamment, un résumé des détails de cette proposition (et de toutes modifications ou de tous compléments qui y sont apportés), l'identité de la personne qui la fait (à moins que la meilleure proposition ne soit une offre de contrepartie entièrement en espèces), si elle n'a pas déjà été communiquée à la Fiducie ou à Esprit Exploration, des copies de tous les renseignements fournis à cette partie et de tous les autres renseignements raisonnablement requis par la Fiducie et Esprit Exploration), dans les 24 heures suivant la réception de cet avis, doit tenir la Fiducie et Esprit Exploration au courant de l'état et des détails de toute demande de renseignements, offre ou proposition et répondre aux questions de la Fiducie et d'Esprit Exploration à cet égard; ou

g) se conformer à l'article 172 de la loi intitulée *Securities Act* (Alberta) et des dispositions similaires aux termes des lois canadiennes sur les valeurs mobilières applicables concernant la transmission de circulaires du conseil d'administration et effectuer les divulgations de renseignements qui s'imposent à cet égard à ses porteurs de titres; et

h) accepter, recommander, approuver ou conclure une convention en vue de mettre en œuvre une meilleure proposition provenant d'un tiers, mais uniquement si, avant cette acceptation, recommandation, approbation ou mise en œuvre, son conseil d'administration a conclu de bonne foi, après avoir examiné toutes les propositions visant à rajuster les modalités et les conditions de la convention d'arrangement et après avoir obtenu les conseils de conseillers financiers et de conseillers externes dont il est fait état dans le procès-verbal du conseil d'administration de Resolute, portant que la prise de cette mesure est nécessaire pour que le conseil d'administration s'acquitte de ses obligations fiduciaires aux termes des lois applicables et que Resolute se conforme à ses obligations énoncées dans la convention d'arrangement et résilie la convention d'arrangement et paie les frais en cas de résiliation.

Frais en cas de résiliation

Aux termes de la convention d'arrangement, Resolute, la Fiducie et Esprit Exploration ont convenu que si, en tout temps après la signature de la convention d'arrangement :

a) le conseil d'administration de Resolute a retiré ou modifié une de ses recommandations ou décisions concernant l'arrangement d'une manière défavorable pour Esprit ou a résolu de le faire avant la date à laquelle l'arrangement prend effet aux termes de la loi intitulée *Business Corporations Act* (Alberta) (la « date de prise d'effet ») sauf dans certaines circonstances prévues dans la convention d'arrangement;

b) une proposition d'acquisition de bonne foi est annoncée publiquement, proposée, offerte ou faite aux actionnaires de Resolute ou à Resolute et : (i) les actionnaires de Resolute n'approuvent pas l'arrangement et (ii) cette proposition d'acquisition est réalisée dans les 6 mois suivant la date de la convention d'arrangement ;

c) Resolute accepte, recommande, approuve ou conclut une convention (autre qu'une entente de confidentialité) en vue de mettre en œuvre une meilleure proposition avant la date de prise d'effet ou la résiliation ou l'expiration de la convention d'arrangement ;

d) Resolute manque à un des engagements auxquels elle est tenue aux termes de la convention d'arrangement ou viole délibérément une autre déclaration qu'elle a faite, une autre garantie qu'elle a donnée ou un autre engagement qu'elle a pris dans la convention d'arrangement, laquelle violation, individuellement ou globalement, empêcherait sensiblement le respect d'une condition de l'arrangement ou la réalisation de l'arrangement ; ou

e) Resolute manque à une des déclarations qu'elle a faites, à une des garanties qu'elle a données ou à un des engagements qu'elle a pris dans la convention d'arrangement (autrement qu'une violation délibérée mentionnée au point d) ci-dessus), laquelle violation, individuellement ou globalement, empêcherait sensiblement le respect d'une condition à l'arrangement ou la réalisation de l'arrangement,

(chacun des cas susmentionnés étant appelé un « cas de dommages causés à Esprit »), advenant la résiliation de la convention d'arrangement, Resolute doit payer à Esprit 9 millions de dollars ou 2 millions de dollars (dans le cas d'un événement mentionné au point e) ci-dessus) à titre de dommages-intérêts prédéterminés en fonds immédiatement disponibles dans un compte désigné par Esprit et Esprit Exploration dans un délai d'un jour ouvrable suivant le premier à survenir des événements susmentionnés et, après cet événement mais avant le paiement de ce montant, Resolute est réputée détenir ces fonds en fiducie pour Esprit.

Si, en tout temps après la signature de la convention d'arrangement, Esprit ou Esprit Exploration manque à l'une des déclarations qu'elle a faites, à l'une des garanties qu'elle a données ou à l'un des engagements qu'elle a pris dans la convention d'arrangement, lequel manquement, individuellement ou globalement, nuirait sensiblement au respect d'une condition à l'arrangement ou à la réalisation de l'arrangement (soit un « cas de dommages causés à Resolute »), advenant la résiliation de la convention d'arrangement, Esprit doit payer à Resolute 2 millions de dollars à titre de dommages-intérêts prédéterminés en fonds immédiatement disponibles dans un compte désigné par Resolute dans un délai d'un jour ouvrable suivant le manquement susmentionné et, après cet événement mais avant le paiement de ce montant, Esprit est réputée détenir ces fonds en fiducie pour Resolute.

Résiliation

La convention d'arrangement peut être résiliée en tout temps avant la date de prise d'effet :

a) avec l'accord écrit réciproque d'Esprit et de Resolute;

b) par suite du défaut de respecter l'une des conditions énoncées dans la convention d'arrangement;

c) par Esprit, à la survenance d'un cas de dommages causés à Esprit; étant entendu qu'advenant un cas de dommages causés à Esprit, la convention d'arrangement ne peut être résiliée par Esprit, à moins que les porteurs de titres de Resolute n'approuvent pas l'arrangement de la manière requise dans l'ordonnance provisoire de la Cour du Banc de la Reine concernant l'arrangement ou que l'arrangement ne soit pas soumis à leur approbation ;

d) par Resolute, à la survenance d'un cas de dommages causés à Esprit et le paiement par Resolute à Esprit des frais en cas de résiliation applicables ;

e) par Esprit, à la survenance d'un cas de dommages causés à Resolute et la paiement par Esprit à Resolute des frais en cas de résiliation applicables ; ou

f) par Resolute, à la survenance d'un cas de dommages causés à Resolute.

Advenant une telle résiliation, la convention d'arrangement devient immédiatement et aucune partie n'a de responsabilité ou d'autre obligation envers l'autre partie aux termes de la convention d'arrangement, sauf à l'égard du paiement des frais en cas de résiliation qui subsistent à cette résiliation.

Incidence sur Esprit Energy Trust

Les volumes supplémentaires tirés de cette opération devraient accroître la production d'Esprit de 6 650 bep par jour à compter de la date de prise d'effet de l'opération. La production regroupée devrait s'établir en moyenne à 17 650 bep par jour pour le reste de 2005.

Après la réalisation de l'opération, la production accrue et les économies d'échelle devraient permettre à la Fiducie de réduire ses coûts de production unitaires pour le reste de l'année.

Les propriétés acquises ajoutent plusieurs éléments importants aux possibilités de mise en valeur et de développement dont dispose la Fiducie. Pour 2005, le budget prévoit 36 millions de dollars de dépenses en immobilisations devant être consacrées à la mise en valeur des actifs acquis auprès de Resolute, ce qui portera à 76 millions de dollars le programme d'immobilisations visant les actifs regroupés pour l'année. Ces dépenses en immobilisations supplémentaires seront affectées principalement au forage d'environ 70 puits bruts concentrés principalement dans les régions de Berry et de Winnifred, situées dans le centre et le sud de l'Alberta, respectivement. Plus de 60 %

des dépenses en immobilisations de 2005, soit 46 millions de dollars, seront consacrées à des travaux de forage, dans le cadre d'une campagne conjointe de forage d'environ 110 puits bruts pour l'année. À cela s'ajouteront 23 millions de dollars de dépenses dans des installations et la tranche restante de 7 millions de dollars sera affectée à des travaux au sol, à des sondages sismiques et à d'autres activités.

Esprit entend maintenir un ratio dette nette-flux de trésorerie compris entre 1,0 et 1,2 pour 2005 et le long terme. Esprit estime qu'après regroupement, la dette nette s'établira à environ 150 millions de dollars après la clôture de l'opération.

Esprit compte maintenir un taux de distribution équivalant à 70 % à 75 % des flux de trésorerie et ne compte pas modifier le niveau actuel de ses distributions en espèces. Toutefois, les distributions sont fondées sur les perspectives du prix des produits de base et d'autres facteurs et sont donc sujettes à changement.

Tableau sommaire

	Esprit avant l'acquisition	**Actifs de la fiducie de Resolute**	**Esprit après regroupement**
Réserves (Mbep)(*)			
Productives prouvées	30,6	13,0	43,6
Total des réserves prouvées	38,2	15,7	53,9
Total des réserves prouvées et probables	49,4	20,4	69,8
Durée de vie des réserves – prouvées et probables (années) (xx)	12,3	8,4	10,8
Production actuelle (bep par jour)	11 000	6 650	17 650
Biens-fonds inexploités (acres nets)	153 000	147 900	300 900
Nombre d'actions/de parts émises et en circulation au 31 décembre (millions) (xxx)	42,2	71,3	66,3

(*) Les réserves ont fait l'objet d'une évaluation indépendante par Gilbert Laustsen Jung Associates conformément au Règlement 51-101 en date du 31 décembre 2004.

(xx) Durée de vie des réserves calculée à partir de la production actuelle.

(xxx) Inclut des actions échangeables d'Esprit et calculé après dilution pour Resolute.

Esprit est une fiducie de revenu axée sur le secteur du gaz naturel établie à Calgary. Les activités d'Esprit sont concentrées géographiquement dans le centre-ouest et le sud de l'Alberta et se caractérisent par des actifs de longue durée de vie axés sur le gaz. Les parts de fiducie d'Esprit se négocient à la Bourse de Toronto (la « TSX ») sous les symboles « EEE.A » et « EEE.B ». Les parts de catégorie A ne sont assorties d'aucune restriction applicable à la résidence tandis que les parts de catégorie B ne peuvent être détenues que par des résidents du Canada. Les deux catégories de parts sont assorties des mêmes droits de voter, de recevoir des distributions et de participer aux actifs de la Fiducie advenant toute liquidation ou dissolution.

Le conseil d'administration d'Esprit a conclu à l'unanimité que cette opération est dans l'intérêt des porteurs de parts d'Esprit. Marchés mondiaux CIBC inc. et North West Capital agissent à titres de conseillers financiers d'Esprit.

6. Application des paragraphes (2) et (3) de l'article 7.1 du Règlement 51-102

Sans objet.

7. Information omise

Sans objet.

8. Membre de la haute direction

Pour de plus amples renseignements, communiquez avec M. Stephen J. Savidant, président et chef de la direction, par téléphone au (403) 213-3729, ou avec M. Steve B. Soules, vice-président directeur et chef des finances, par téléphone au (403) 213-3761.

9. Date de la déclaration

Le 22 mars 2005.

CONVENTION D'ARRANGEMENT

LA PRÉSENTE CONVENTION D'ARRANGEMENT est datée du 14 mars 2005 et intervient

ENTRE :

ESPRIT ENERGY TRUST, fiducie établie sous le régime des lois de la province de l'Alberta (« **Esprit** »),

- et -

ESPRIT EXPLORATION LTD., société constituée sous le régime des lois du Canada (« **Esprit Exploration** »),

- et -

RESOLUTE ENERGY INC., société constituée sous le régime des lois de la province de l'Alberta (« **Resolute** »).

ATTENDU QU'Esprit, Esprit Exploration et Resolute désirent proposer un arrangement faisant intervenir Resolute et ses porteurs de titres;

ET ATTENDU QUE les parties aux présentes entendent réaliser les opérations envisagées aux présentes au moyen d'un arrangement en vertu des dispositions de la loi intitulée *Business Corporations Act* (Alberta);

ET ATTENDU QUE les parties aux présentes ont conclu la présente convention afin de pourvoir aux questions mentionnées dans le préambule qui précède et aux autres questions concernant cet arrangement;

EN CONSÉQUENCE, en contrepartie des engagements et des conventions contenus aux présentes et moyennant une autre contrepartie de valeur (dont, par la présente, il est accusé réception et le caractère suffisant est reconnu), les parties aux présentes conviennent de ce qui suit :

ARTICLE 1
INTERPRÉTATION

1.1 Définitions

À moins que le contexte ou l'objet ne soit incompatible avec celles-ci, les définitions qui suivent s'appliquent à la présente convention :

a) « **ABCA** » S'entend de la loi intitulée *Business Corporations Act*, R.S.A. 2000, ch. B-9, telle que modifiée, y compris les règlements adoptés en vertu de celle-ci;

b) « **acte de fiducie** » S'entend de l'acte de fiducie d'Esprit;

c) « **actionnaires de Resolute** » S'entend des porteurs d'actions de Resolute de temps à autre;

d) « **actions d'ExploreCo en circulation** » S'entend du nombre d'actions ordinaires d'ExploreCo en circulation compte tenu de l'arrangement et des actions ordinaires d'ExploreCo émises à l'occasion de l'exercice de bons de souscription d'actions d'ExploreCo émis dans le cadre de l'arrangement;

e) « **actions de Resolute** » S'entend des actions ordinaires du capital de Resolute;

f) « **actions ordinaires d'ExploreCo** » S'entend des actions ordinaires du capital d'ExploreCo;

g) « **arrangement** » S'entend de l'arrangement aux termes de l'article 193 de l'ABCA énoncé dans le plan d'arrangement;

h) « **assemblée de Resolute** » S'entend de l'assemblée extraordinaire des porteurs de titres de Resolute qui doit avoir lieu afin d'examiner la résolution relative à l'arrangement et des questions connexes ainsi que de toutes reprises de celle-ci;

i) « **bons de souscription d'actions d'ExploreCo émis dans le cadre de l'arrangement** » S'entend des bons de souscription émis aux actionnaires de Resolute dans le cadre de l'arrangement;

j) « **bons de souscription d'actions d'ExploreCo** » S'entend des bons de souscription d'ExploreCo devant être émis dans le cadre du placement privé d'ExploreCo;

k) « **bons de souscription d'actions de Resolute** » S'entend des bons de souscription d'actions ordinaires en circulation, dévolus ou non, visant l'acquisition d'actions de Resolute;

l) « **certificat** » S'entend du certificat ou de l'autre confirmation de dépôt devant être délivré par le registrateur en vertu du paragraphe 193(11) de l'ABCA, et qui donne effet à l'arrangement;

m) « **circulaire d'information de Resolute** » S'entend de la circulaire de sollicitation de procurations par la direction de Resolute qui doit être envoyée par Resolute aux porteurs de titres de Resolute relativement à l'assemblée de Resolute;

n) « **clauses de l'arrangement** » S'entend des clauses de l'arrangement à l'égard de l'arrangement qui, en vertu du paragraphe 193(10) de l'ABCA, doivent être envoyées au registrateur après que l'ordonnance définitive a été accordée, et qui donnent effet à l'arrangement;

o) « **convention de cession visant ExploreCo** » S'entend de la convention devant être conclue entre Resolute et ExploreCo, ayant une teneur que Resolute et Esprit, agissant raisonnablement, jugent toutes deux satisfaisante, et donnant effet à la vente des éléments d'actif d'ExploreCo à ExploreCo, laquelle convention doit avoir une teneur habituelle pour des opérations similaires concernant l'achat et la vente de pétrole brut et de gaz naturel ainsi que d'éléments d'actif connexes, y compris les dispositions prévues expressément dans la présente convention et dans l'annexe B de la présente convention;

p) « **convention** », « **aux présentes** », « **des présentes** », « **aux termes des présentes** » et les expressions similaires visent la présente convention d'arrangement (y compris les annexes aux présentes) telles que complétées ou modifiées, et non un article, un paragraphe, une annexe ou une autre partie en particulier;

q) « **conventions d'entiercement de Resolute** » S'entend de conventions dont Esprit juge la teneur satisfaisante et qui interviennent entre Resolute et les porteurs de titres de Resolute visés par l'entiercement et aux termes de laquelle les porteurs de titres de Resolute visés par l'entiercement s'engagent à exercer les droits de vote se rattachant aux titres de Resolute (dont ils sont propriétaires véritables ou qu'ils contrôlent) en faveur de la résolution relative à l'arrangement et, autrement, en vue d'appuyer l'arrangement et les autres questions connexes devant être examinées à l'assemblée de Resolute;

r) « **Cour** » S'entend de la Cour du Banc de la Reine de l'Alberta;

s) « **date de prise d'effet** » S'entend de la date à laquelle l'arrangement prend effet en vertu de l'ABCA, qui devrait survenir le 29 avril 2005 ou à une date ultérieure dont Resolute et Esprit peuvent convenir;

t) « **déclarations** » S'entend de l'ensemble des rapports, des estimations, des choix, des désignations, des formulaires, des déclarations d'impôts estimatifs, des déclarations de renseignements et des déclarations concernant les taxes et impôts ou qui doivent être déposés à cet égard;

u) « **dossier public** » S'entend de l'ensemble des renseignements déposés soit par Esprit, soit par Resolute, selon le cas, après le 1er janvier 2004 auprès de toute commission des valeurs mobilières ou d'un organisme de réglementation analogue conformément à toutes lois sur les valeurs mobilières applicables ou en vue de s'y conformer;

v) « **éléments d'actif d'ExploreCo** » S'entend des éléments d'actif et des éléments de passif énumérés à l'annexe B de la présente convention, des éléments d'actif ROFR d'ExploreCo (au sens du plan d'arrangement) et des autres éléments d'actif et éléments de passif qui, selon ce dont conviennent Resolute et Esprit, agissant raisonnablement, doivent être transférés par Resolute à ExploreCo dans le cadre de l'arrangement;

w) « **employés d'ExploreCo** » S'entend des personnes énumérées à l'annexe D de la présente convention qui sont actuellement employés par Resolute et, sous réserve de la réception de la quittance mentionnée au paragraphe 2.6 des présentes, à l'emploi desquels il est mis fin par Resolute à la date de prise d'effet et à qui ExploreCo doit présenter des offres d'emploi avec prise d'effet à l'heure de prise d'effet;

x) « **entente de confidentialité** » S'entend des ententes de confidentialité intervenues entre Esprit et Resolute et datées du 8 décembre 2004 et du 18 février 2005 à l'égard de renseignements concernant to Esprit, Esprit Exploration et Resolute;

y) « **Esprit** » S'entend d'Esprit Energy Trust, fiducie établie en bonne et due forme sous le régime des lois de l'Alberta;

z) « **Esprit Exploration** » S'entend d'Esprit Exploration, société fusionnée sous le régime de l'ABCA;

aa) « **états financiers d'Esprit** » S'entend des états financiers consolidés vérifiés d'Esprit pour l'exercice terminé le 31 décembre 2004, ainsi que des notes y afférentes et du rapport des vérificateurs y afférent;

bb) « **états financiers de Resolute** » S'entend, collectivement, des états financiers consolidés non vérifiés de Resolute pour l'exercice terminé le 31 décembre 2004, des états financiers consolidés vérifiés de Resolute pour l'exercice terminé le 31 décembre 2003 ainsi que des notes y afférentes et du rapport des vérificateurs y afférents, et des états financiers non vérifiés intermédiaires de Resolute pour le trimestre terminé le 31 mars 2004, des états financiers intermédiaires non vérifiés de Resolute pour la période de six mois terminée le 30 juin 2004 ainsi que des états financiers intermédiaires non vérifiés de Resolute pour la période de neuf mois terminée le 30 septembre 2004;

cc) « **ExploreCo** » A le sens qui lui est attribué au paragraphe 2.5;

dd) « **filiale** » A le sens qui lui est attribué dans l'ABCA (et inclut toutes les fiducies ou les sociétés de personnes dont Esprit ou Resolute, selon le cas, est propriétaire, directement ou indirectement);

ee) « **fournisseurs de services d'ExploreCo** » S'entend des administrateurs, des dirigeants, des employés et des consultants d'ExploreCo;

ff) « **heure de clôture** » S'entend de 8 h (heure de Calgary) le jour ouvrable suivant immédiatement la date de l'assemblée de Resolute, à moins qu'Esprit et Resolute n'en conviennent autrement;

gg) « **heure de prise d'effet** » S'entend de 00 h 01 (heure de Calgary) à la date de prise d'effet;

hh) « **jour ouvrable** » S'entend d'un jour autre qu'un samedi, un dimanche ou un jour où les banques dans la ville de Calgary (Alberta) ne sont généralement pas ouvertes;

ii) « **Loi de l'impôt** » S'entend de la *Loi de l'impôt sur le revenu* (Canada) et des règlements pris en vertu de celle-ci, le tout tel que modifié de temps à autre;

jj) « **Loi sur la concurrence** » S'entend de la *Loi sur la concurrence*, L.R.C. 1985, ch. C-34, telle que modifiée;

kk) « **lois applicables** » S'entend de l'ensemble des lois sur les valeurs mobilières applicables, des règles des bourses compétentes et des lois sur les sociétés applicables;

ll) « **meilleure proposition** » A le sens qui lui est attribué au point 3.4 b)(vi)A);

mm) « **options d'achat d'actions de Resolute** » S'entend des options d'achat d'actions en circulation, dévolues ou non, visant l'acquisition d'actions de Resolute;

nn) « **ordonnance définitive** » S'entend de l'ordonnance de la Cour approuvant l'arrangement en vertu du paragraphe 193(9) de l'ABCA et de l'article 192 de la LCSA à l'égard de Resolute, telle que cette ordonnance peut être confirmée ou modifiée par tout tribunal compétent;

oo) « **ordonnance provisoire** » S'entend d'une ordonnance provisoire rendue par la Cour concernant l'arrangement en vertu du paragraphe 193(4) de l'ABCA à l'égard de Resolute, qui contient des déclarations et des directives à l'égard de l'arrangement et de la tenue de l'assemblée de Resolute, telle que cette ordonnance peut être confirmée ou modifiée par tout tribunal compétent;

pp) « **part de fiducie de catégorie A d'Esprit** » S'entend d'une part de fiducie de catégorie A d'Esprit;

qq) « **part de fiducie de catégorie B d'Esprit** » S'entend d'une part de fiducie de catégorie B d'Esprit qui ne peut faire l'objet d'une propriété ou d'un contrôle, directement ou indirectement, autrement que par l'intermédiaire de titres seulement, par des non-résidents du Canada (au sens de l'acte de fiducie);

rr) « **parties** » S'entend, collectivement, d'Esprit, d'Esprit Exploration et de Resolute, et « partie » s'entend de l'une ou l'autre d'entre elles;

ss) « **placement privé d'ExploreCo** » S'entend du placement privé projeté qui doit être réalisé par ExploreCo ou une autre société avant la réalisation de l'arrangement et dont les conditions doivent inclure celles qui sont énoncées à l'annexe C de la présente convention;

tt) « **plan d'arrangement** » S'entend du plan d'arrangement ayant essentiellement la teneur de celui qui est énoncé à l'annexe A de la présente convention, tel que modifié ou complété de temps à autre conformément aux articles 6 et 7 des présentes;

uu) « **porteurs de bons de souscriptions d'actions de Resolute** » S'entend des porteurs de bons de souscription d'actions de Resolute de temps à autre;

vv) « **porteurs de titres de Resolute** » S'entend, collectivement, des actionnaires de Resolute, des titulaires d'options d'achat d'actions de Resolute et des porteurs de bons de souscriptions d'actions de Resolute;

ww) « **porteurs de titres de Resolute visés par l'entiercement** » S'entend des porteurs de titres de Resolute qui ont conclu des conventions d'entiercement avec Resolute;

xx) « **proposition d'acquisition** » S'entend d'une demande de renseignements ou de la présentation d'une proposition à Resolute ou à ses actionnaires provenant de toute personne, qui constitue ce qui suit ou qui est raisonnablement susceptible d'y aboutir (dans l'un ou l'autre cas, que ce soit dans le cadre d'une seule opération ou d'une série d'opérations) : (i) une acquisition auprès de Resolute ou de ses actionnaires de plus de 50 % des titres de Resolute (autrement que dans le cadre de la levée des options d'achat d'actions de Resolute ou de l'exercice des bons de souscription d'actions de Resolute qui sont en circulation), ou encore de ses filiales, (ii) une acquisition de 50 % ou plus des éléments d'actif de Resolute ou de ses filiales, (iii) une fusion, un arrangement, un fusionnement ou un regroupement faisant intervenir Resolute ou ses filiales ou (iv) une offre publique d'achat, une offre publique de rachat, une offre d'échange, une restructuration du capital, une liquidation, une dissolution, une réorganisation en une fiducie de revenu ou en un fonds de revenu ou une opération similaire faisant intervenir Resolute ou ses filiales ou une autre opération, dont la réalisation est raisonnablement susceptible d'entraver, de contrecarrer, d'empêcher ou de retarder les opérations envisagées par la présente convention ou par l'arrangement ou qui serait raisonnablement susceptible de réduire sensiblement les avantages pour l'autre partie aux présentes aux termes de la présente convention ou de l'arrangement; il est entendu qu'en aucunes circonstances, les demandes de renseignements ou les propositions concernant les éléments d'actif d'ExploreCo ne constituent une proposition d'acquisition;

yy) « **régime d'unités différées en actions de Resolute** » S'entend du régime d'unités différées en actions de Resolute à l'intention des administrateurs de Resolute qui n'en sont pas des employés et « **UDA de Resolute** » s'entend de parts en circulation aux termes de ce régime;

zz) « **régime de droits à la plus-value des actions de Resolute** » S'entend du régime de droits à la plus-value des actions de Resolute et « **DPVA de Resolute** » s'entend des droits en circulation aux termes de ce régime;

aaa) « **régimes incitatifs d'ExploreCo** » S'entend des régimes incitatifs à l'avantage des fournisseurs de services d'ExploreCo aux termes desquels le nombre maximal d'actions ordinaires d'ExploreCo réservées en vue de leur émission ne doit pas, au total, excéder 10 % des actions d'ExploreCo en circulation et qui sont résumés à l'annexe C;

bbb) « **registrateur** » S'entend du registrateur des sociétés pour la province d'Alberta nommé en bonne et due forme en vertu de l'ABCA;

ccc) « **renseignements concernant Esprit** » S'entend des renseignements inclus dans la circulaire d'information de Resolute qui décrivent Esprit et ses activités, son exploitation et ses affaires;

ddd) « **renseignements concernant Resolute** » S'entend des renseignements inclus dans la circulaire d'information de Resolute et qui décrivent Resolute et ses activités, son exploitation et ses affaires ainsi que les questions qui doivent être examinées à l'assemblée de Resolute;

eee) « **résolution relative à l'arrangement** » S'entend de la résolution spéciale à l'égard de l'arrangement et des autres questions connexes devant être examinées à l'assemblée de Resolute;

fff) « **taxes et impôts** » S'entend de l'ensemble des taxes et des impôts, indépendamment de leur appellation, y compris les intérêts, les pénalités ou les autres ajouts qui peuvent devenir payables à cet égard, imposés par un gouvernement fédéral, territorial, étatique, local ou étranger ou par un

organisme ou une subdivision politique d'un tel gouvernement, lesquels taxes et impôts incluent, notamment, tous les impôts sur le revenu ou les bénéfices (notamment les impôts sur le revenu fédéraux et les impôts sur le revenu provinciaux), les retenues d'impôt visant les charges sociales et touchant les employés, l'assurance-emploi, l'assurance sociale, les taxes de vente et d'utilisation, les taxes sur la valeur, les taxes d'accise, les impôts de franchise, les taxes sur les recettes brutes, les droits de permis d'exploitation d'une entreprise, les impôts sur l'occupation des bâtiments et immeubles, les impôts fonciers et les contributions mobilières, les droits de timbre, les taxes écologiques, les droits de mutation, les charges sociales visant l'indemnisation des travailleurs et les autres charges gouvernementales ainsi que les autres obligations de nature identique ou similaire à l'une des obligations qui précèdent, qu'Esprit ou Resolute (ou l'une de leurs filiales respectives), selon le cas, est tenue de payer, de retenir, de remettre ou de percevoir;

ggg) « **titres de Resolute** » S'entend, collectivement, des actions de Resolute, des options d'achat d'actions de Resolute et des bons de souscription d'actions de Resolute;

hhh) « **titulaires d'options d'achat d'actions de Resolute** » S'entend des titulaires d'options d'achat d'actions de Resolute de temps à autre;

iii) « **TSX** » S'entend de la Bourse de Toronto.

1.2 Titres de rubrique

La division de la présente convention en articles, en paragraphes et en alinéas ne vise qu'à en faciliter la consultation et n'a aucune incidence sur son interprétation. Les expressions « la présente convention », « des présentes », « aux présentes » et « aux termes des présentes » et les expressions similaires renvoient à la présente convention (y compris l'annexe A des présentes) et non à un article, à un paragraphe ou à une autre partie des présentes en particulier et incluent toute convention ou tout acte qui y est complémentaire ou accessoire.

1.3 Genre et nombre

Dans la présente convention, le singulier comprend le pluriel, et vice versa, et le masculin comprend le féminin, et vice versa.

1.4 Date de la prise d'une mesure

Si la date à laquelle une mesure doit être prise aux termes des présentes par une partie ne correspond pas à un jour ouvrable aux termes des présentes et à un jour ouvrable au lieu où la mesure doit être prise, cette mesure doit être prise le jour suivant qui est un jour ouvrable aux termes des présentes et un jour ouvrable, selon le cas, en ce lieu.

1.5 Intégralité de l'entente

La présente convention, l'entente de confidentialité et les conventions d'entiercement de Resolute ainsi que les conventions et les documents mentionnés aux présentes et dans celles-ci, constituent l'entente intégrale intervenue entre les parties se rapportant à l'objet des présentes et remplacent l'ensemble des conventions, des ententes, des négociations et des discussions antérieures, verbales ou écrites, intervenues entre les parties à l'égard de l'objet des présentes. En cas d'incompatibilité entre la présente convention et l'entente de confidentialité, la présente convention l'emporte sur l'entente de confidentialité.

1.6 Monnaie

Toutes les sommes d'argent mentionnées dans la présente convention sont exprimées en monnaie légale du Canada.

1.7 Questions d'ordre comptable

À moins d'indication contraire, tous les termes comptables employés dans la présente convention ont le sens qui leur est attribué aux termes des principes comptables généralement reconnus au Canada et toutes les décisions de nature comptable qui doivent être prises doivent l'être conformément aux principes comptables généralement reconnus au Canada.

1.8 Communication par écrit

Dans la présente convention, la mention de la communication par écrit inclut, dans le cas d'Esprit et d'Esprit Exploration, la communication à Esprit, à Esprit Exploration ou à leurs représentants ou, dans le cas de Resolute, inclut la communication à Resolute ou à ses représentants.

1.9 Annexes

Les annexes suivantes sont jointes à la présente convention, y sont intégrées et en font partie intégrante :

A – Plan d'arrangement
B – Éléments d'actif d'ExploreCo et conditions de la convention de cession visant ExploreCo
C – Conditions du placement privé d'ExploreCo et des régimes incitatifs d'ExploreCo
D – Employés d'ExploreCo
E – Formulaire de convention d'entiercement de Resolute

ARTICLE 2
L'ARRANGEMENT

2.1 Plan d'arrangement

Resolute doit déposer sans délai, présenter et poursuivre diligemment une demande en vue d'obtenir une ordonnance provisoire prévoyant, notamment, la convocation et la tenue de l'assemblée de Resolute dans le but d'examiner et, s'il est jugé opportun de le faire, d'approuver la résolution relative à l'arrangement. À la condition que toutes les approbations nécessaires à l'égard de la résolution relative à l'arrangement aient été obtenues de la part des porteurs de titres de Resolute, Resolute doit soumettre l'arrangement à la Cour et présenter une demande en vue d'obtenir l'ordonnance définitive. Après l'émission de l'ordonnance définitive et sous réserve des conditions préalables prévues à l'article 5, Resolute doit déposer sans délai les clauses de l'arrangement, l'ordonnance définitive et les autres documents qui peuvent être requis pour donner effet à l'arrangement auprès du registrateur aux termes du paragraphe 193(9) de l'ABCA, après quoi les opérations constituant l'arrangement doivent survenir et sont réputées être survenues dans l'ordre qui y est énoncé sans aucun geste ni aucune formalité. Par la présente, les parties s'engagent à agir raisonnablement pour finaliser les conditions du plan d'arrangement conformément aux dispositions de la présente convention.

2.2 Ordonnance provisoire

L'ordonnance provisoire doit prévoir ce qui suit :

a) les titres de Resolute dont les porteurs sont habilités à voter sur la résolution relative à l'arrangement sont les actions de Resolute, les options d'achat d'actions de Resolute et les bons de souscription d'actions de Resolute;

b) les actionnaires de Resolute, les titulaires d'options d'achat d'actions de Resolute et les porteurs de bons de souscriptions d'actions de Resolute sont habilités à voter sur la résolution relative à l'arrangement collectivement en tant que catégorie unique, et non en tant que catégories distinctes,

chaque actionnaire de Resolute ayant droit à une voix pour chaque action de Resolute qu'il détient, chaque titulaire d'options d'achat d'actions de Resolute ayant droit à une voix pour chaque action de Resolute pouvant être émise aux termes des options d'achat d'actions de Resolute qu'il détient et chaque porteur de bons de souscriptions d'actions de Resolute ayant droit à une voix pour chaque action de Resolute pouvant être émise aux termes des bons de souscription d'actions de Resolute qu'il détient; et

c) la majorité requise pour l'approbation de la résolution relative à l'arrangement consiste : (i) en les deux-tiers des voix exprimées par les porteurs de titres de Resolute présents en personne ou par procuration à l'assemblée de Resolute, votant ensemble en tant que catégorie unique, et non en tant que catégories distinctes, et (ii) en la majorité des voix exprimées par les actionnaires de Resolute, exclusion faite des voix exprimées par les personnes dont les voix doivent être exclues aux termes de la Règle 61-501 de la Commission des valeurs mobilières de l'Ontario ou des règles équivalentes au Québec.

2.3 Circulaires d'information et assemblées

Aussi rapidement que possible après la signature de la présente convention et conformément à l'ordonnance provisoire et aux lois sur les sociétés et les valeurs mobilières applicables :

a) Esprit et Esprit Exploration doivent préparer les renseignements concernant Esprit en vue de les inclure dans la circulaire d'information de Resolute; et

b) Resolute doit :

(i) préparer la circulaire d'information de Resolute et faire en sorte que cette circulaire soit postée aux porteurs de titres de Resolute et déposée auprès des autorités de réglementation compétentes et des autres autorités gouvernementales dans tous les territoires où celle-ci doit être postée et déposée; et

(ii) convoquer l'assemblée de Resolute.

2.4 Date de prise d'effet

L'arrangement prend effet à l'heure de prise d'effet à la date de prise d'effet.

2.5 ExploreCo

a) Avant la date de prise d'effet, Resolute doit faire en sorte qu'une nouvelle société soit constituée sous le régime de l'ABCA ou désigner une société avant l'envoi par la poste de la circulaire d'information de Resolute en vue d'acquérir les éléments d'actif d'ExploreCo (« **ExploreCo** »). Dans ses statuts constitutifs, ExploreCo doit faire inclure les dispositions dont Esprit et Resolute, agissant raisonnablement, peuvent convenir. Avant l'heure de prise d'effet, Resolute ne doit pas faire ce qui suit ni permettre à ExploreCo de le faire : (i) si ExploreCo est une nouvelle société, émettre des titres ou conclure des ententes en vue d'émettre ou d'accorder des options, des bons de souscription ou des droits visant l'achat de ses titres, à l'exception de l'émission d'un nombre nominal d'actions ordinaires à Resolute à l'occasion de la constitution ou (ii) exercer des activités, conclure une opération ou accomplir quelque geste que ce soit en tant que personne morale, à l'exception de ce qui est envisagé aux présentes ou de ce qui est raisonnablement nécessaire pour réaliser les opérations envisagées par le plan d'arrangement (y compris le placement privé d'ExploreCo et les régimes incitatifs d'ExploreCo), à moins qu'Esprit n'y ait auparavant consenti par écrit;

b) Si ExploreCo est une société existante :

(i) elle ne doit pas avoir d'éléments de passif importants;

(ii) elle ne doit pas avoir besoin d'approbation de personne morale ou d'autorité de réglementation pour exécuter les obligations auxquelles elle est tenue aux termes du plan d'arrangement ni avoir d'engagement d'acquitter ces obligations avant l'heure de prise d'effet;

(iii) elle doit avoir des titres en circulation qui correspondent au plus à 20 % des titres de participation d'ExploreCo, y compris des actions ordinaires d'ExploreCo pouvant être émises à l'exercice des bons de souscription d'actions d'ExploreCo émis dans le cadre de l'arrangement après la date de prise d'effet (après dilution); et

(iv) elle doit s'être engagée, à compter de la date à laquelle elle devient partie à l'arrangement, à ne pas faire ce qui suit :

A) émettre des titres supplémentaires ou conclure des conventions en vue d'émettre ou d'accorder des options, des bons de souscription ou des droits visant l'achat de ses titres;

B) exercer des activités, conclure une opération ou accomplir quelque geste que ce soit pouvant être accompli par une personne morale, à l'exception de ce qui est envisagé aux présentes ou de ce qui est raisonnablement nécessaire pour exécuter les opérations envisagées par le plan d'arrangement (y compris le placement privé d'ExploreCo ou les régimes incitatifs d'ExploreCo), à moins qu'Esprit n'y ait auparavant consenti par écrit.

2.6 Employés d'ExploreCo

ExploreCo ne peut présenter des offres d'emploi aux employés d'ExploreCo qu'à compter de l'heure de prise d'effet. Toutes ces offres sont conditionnelles à ce que chaque tel employé signe des quittances, dont Esprit et Esprit Exploration se déclarent satisfaites quant à la forme, libérant Resolute de toutes les obligations envers ces employés quelles qu'elles soient, à l'exception de ce qui suit : a) les obligations auxquelles Resolute est tenue aux termes d'ententes écrites en matière de changement de contrôle déjà divulguées par écrit à Esprit et à Esprit Exploration, b) les obligations auxquelles Resolute est tenue aux termes d'ententes ou de primes de fidélisation incluses dans le montant précisé à l'alinéa 4.2 m), c) tout droit d'indemnité aux termes des règlements internes de Resolute ou d'ententes en matière d'indemnité déjà divulguées par écrit à Esprit et à Esprit Exploration et d) tout droit à l'assurance des administrateurs et des dirigeants actuellement en vigueur ou souscrite aux termes de l'alinéa 5.1 g). De plus, ExploreCo doit s'engager, dans la convention de cession visant ExploreCo, à ne pas faire ce qui suit et à ne pas permettre à de ses administrateurs, dirigeants, employés ou mandataires de le faire : (i) entreprendre des discussions concernant un emploi ou un emploi futur avec un employé de Resolute ou d'Esprit Exploration ou leurs successeurs ou filiales ou (ii) présenter une offre d'emploi à un tel employé ni accepter une offre d'emploi de la part d'un tel employé pendant une période d'un an à compter de la date de prise d'effet sans le consentement écrit exprès d'Esprit Exploration, ce qui s'applique aussi à l'égard de la prestation de services de consultation.

2.7 Placement privé d'ExploreCo et régimes incitatifs d'ExploreCo

a) Sous réserve de l'obtention de toutes les approbations nécessaires, avant la réalisation de l'arrangement, ExploreCo (ou une autre société nouvellement constituée qui devient une filiale d'ExploreCo dans le cadre de l'arrangement) peut réaliser le placement privé d'ExploreCo.

b) Sous réserve des conditions de la présente convention et de l'obtention de toutes les approbations nécessaires, ExploreCo doit adopter les régimes incitatifs d'ExploreCo.

2.8 Réalisation des opérations

Resolute doit faire en sorte qu'ExploreCo réalise les opérations envisagées aux présentes et dans le plan d'arrangement ou obtienne des engagements de la part d'ExploreCo à réaliser les opérations envisagées aux présentes et dans le plan d'arrangement.

ARTICLE 3
ENGAGEMENTS

3.1 Engagements d'Esprit et d'Esprit Exploration

À compter de la date des présentes jusqu'à la date de prise d'effet ou l'expiration ou la résiliation de la présente convention, sauf avec le consentement écrit préalable de Resolute (lequel consentement ne saurait être refusé sans motif valable) et à l'exception de ce qui est par ailleurs expressément autorisé ou envisagé par la présente convention :

a) Esprit doit consulter Resolute à l'égard des affaires internes et commerciales courantes d'Esprit et de ses filiales et tenir Resolute informée de tous les faits nouveaux importants à cet égard;

b) Esprit ne doit pas, directement ou indirectement, faire ou permettre que surviennent l'un ou l'autre des gestes suivants : (i) modifier ses documents constitutifs (y compris l'acte de fiducie) d'une manière sensiblement défavorable pour ce qui est de la contrepartie devant être reçue par les porteurs de titres de Resolute, (ii) déclarer, mettre de côté ou verser une distribution ou un paiement (que ce soit en espèces, en actions ou en biens) à l'égard de ses parts de fiducie de catégorie A d'Esprit ou de ses parts de fiducie de catégorie B d'Esprit, sauf d'un montant qui n'est pas supérieur à ce qui est conforme à la politique actuelle d'Esprit en matière de distribution, (iii) fractionner, regrouper ou reclassifier ses parts de fiducie de catégorie A d'Esprit ou ses parts de fiducie de catégorie B d'Esprit, à moins que l'arrangement ne soit modifié selon les mêmes modalités et conditions, (iv) adopter un plan de liquidation ou des résolutions prévoyant la liquidation, la dissolution, la fusion, le regroupement ou la réorganisation d'Esprit, ou (v) conclure ou modifier un contrat, une convention, un engagement ou une entente à l'égard de l'un des gestes qui précèdent;

c) Esprit et Esprit Exploration ne doivent pas prendre de mesures qui rendraient, ou qui seraient raisonnablement susceptibles de rendre, une déclaration ou une garantie faite par elles dans la présente convention fausse à un égard important en tout temps avant la réalisation de l'arrangement ou la réalisation ou l'expiration de la présente convention, selon la première de ces éventualités;

d) Esprit et Esprit Exploration doivent aviser sans délai Resolute par écrit de tout changement important (réel, prévu, envisagé ou, à la connaissance d'Esprit ou d'Esprit Exploration, imminent, financier ou autre) dans ses activités, son exploitation, ses affaires, ses éléments d'actif, la structure de son capital, sa situation financière, ses perspectives, ses licences, ses permis, ses droits, ses privilèges ou ses obligations, contractuelles ou autres, ou de tout changement dans une déclaration qui a été faite ou une garantie qui a été donnée par Esprit ou par Esprit Exploration dans la présente convention, lequel changement est ou peut être de nature à rendre une déclaration ou une garantie trompeuse ou fausse à un égard important, et Esprit et Esprit Exploration doivent discuter de bonne foi avec Resolute de tout changement de circonstances (réel, prévu, envisagé ou, à la connaissance d'Esprit ou d'Esprit Exploration, imminent) qui est de nature à soulever un doute sur la question de savoir si un avis doit être donné à Resolute aux termes de la présente stipulation;

e) Esprit et Esprit Exploration doivent faire des efforts raisonnables sur le plan commercial pour réaliser ou faire réaliser les conditions énoncées aux paragraphes 5.1 et 5.3 dès que

raisonnablement possible dans la mesure où leur réalisation dépend de la volonté d'Esprit ou d'Esprit Exploration;

f) Esprit et Esprit Exploration doivent s'assurer que les renseignements concernant Esprit fournissent aux porteurs de titres de Resolute de l'information suffisamment détaillée pour leur permettre de se former un jugement éclairé concernant les questions qui leur sont présentées et incluent, notamment, des états financiers à l'égard d'acquisitions antérieures faites par Esprit et qui doivent y être inclus conformément aux lois applicables;

g) Esprit et Esprit Exploration doivent aider Resolute à préparer la circulaire d'information de Resolute et fournir à Resolute, en temps opportun et dans les meilleurs délais, tous les renseignements que Resolute peut raisonnablement demander à l'égard d'Esprit et d'Esprit Exploration en vue de les inclure dans la circulaire d'information de Resolute et toutes modifications ou tous compléments à cet égard, dans chaque cas en se conformant, à tous égards importants, à toutes les exigences juridiques applicables à la date de diffusion de ceux-ci, de l'arrangement et des opérations devant être examinées à l'assemblée de Resolute;

h) Esprit et Esprit Exploration doivent indemniser et garantir Resolute et les administrateurs, les dirigeants et les mandataires de Resolute à l'égard de l'ensemble des obligations, des réclamations, des mises en demeure, des pertes, des coûts, des dommages-intérêts et des dépenses (à l'exclusion des pertes de profit ou des dommages indirects) dont Resolute ou un administrateur, un dirigeant ou un mandataire de celle-ci peut faire l'objet ou que Resolute ou un administrateur, un dirigeant ou un mandataire de celle-ci peut subir, que ce soit aux termes des dispositions d'une loi ou autrement, attribuable de quelque manière que ce soit à ce qui suit ou en découlant, directement ou indirectement, provenant de ce qui suit ou en résultant :

(i) toute déclaration fausse ou trompeuse ou présumément fausse ou trompeuse figurant dans les renseignements concernant Esprit ou dans un document déposé conformément ou en vue de se conformer à toutes lois applicables;

(ii) une ordonnance rendue ou une demande de renseignements, une enquête ou une procédure par une commission des valeurs mobilières ou une autre autorité compétente fondée sur une déclaration fausse ou une omission ou une présumée déclaration fausse ou omission à l'égard d'un fait important ou une présentation inexacte des faits ou une présumée présentation inexacte des faits figurant dans les renseignements concernant Esprit ou dans tout document déposé par Esprit ou Esprit Exploration, ou pour le compte de celles-ci, conformément, ou en vue de se conformer, à des lois applicables, qui empêchent ou limitent la négociation des parts de fiducie de catégorie A d'Esprit ou des parts de fiducie de catégorie B d'Esprit; et

(iii) Esprit ou Esprit Exploration ne se conforment pas à une exigence des lois applicables relativement aux opérations envisagées dans la présente convention;

sauf qu'Esprit et Esprit Exploration n'engagent leur responsabilité en aucun pareil cas dans la mesure où ces obligations, réclamations, mises en demeure, pertes, coûts, dommages-intérêts et dépenses découlent d'une présentation inexacte des faits ou d'une présumée présentation inexacte des faits à l'égard d'un fait important en fonction uniquement des renseignements concernant Resolute inclus dans les renseignements concernant Esprit ou de la négligence de Resolute, ou fondés sur de telles présentations inexactes des faits;

i) à l'exception des communications qui ne sont pas importantes, Esprit et Esprit Exploration doivent fournir sans délai à Resolute ou aux conseillers juridiques de Resolute, une copie de chaque avis, rapport, annexe ou autre document remis, déposé ou reçu par Esprit ou Esprit Exploration relativement à ce qui suit : (i) l'arrangement, (ii) tous documents déposés aux termes des lois applicables et (iii) toutes communications avec des organismes de réglementation concernant les opérations envisagées par les présentes;

j) Esprit et Esprit Exploration doivent effectuer tous les dépôts et toutes les demandes qui, en vertu des lois et des règlements fédéraux et provinciaux du Canada et des lois et des règlements des États-Unis, doivent être effectués par Esprit relativement aux opérations envisagées aux présentes et elles doivent prendre toutes les mesures nécessaires pour se conformer à ces lois et règlements;

k) avant la date de prise d'effet, Esprit et Esprit Exploration doivent collaborer avec Resolute afin de présenter une demande d'inscription des actions ordinaires d'ExploreCo (y compris les actions ordinaires d'ExploreCo pouvant être émises dans le cadre du placement privé d'ExploreCo, les bons de souscription d'actions d'ExploreCo et les régimes incitatifs d'ExploreCo) à la cote de la TSX ou de la Bourse de croissance TSX;

l) Esprit et Esprit Exploration doivent prendre toutes les mesures nécessaires pour donner effet aux opérations envisagées par la présente convention et par l'arrangement;

m) Esprit ne doit pas prendre une mesure qui ferait en sorte qu'elle excède la limite de propriété (au sens de l'acte de fiducie) à l'égard des parts de fiducie de catégorie A d'Esprit;

n) Esprit doit prendre toutes les mesures nécessaires pour maintenir son statut de « fiducie de fonds commun de placement » pour l'application de l'article 132 de la Loi de l'impôt; et

o) Esprit doit reporter la date de référence pour les distributions pour la distribution d'avril jusqu'au 2 mai à la demande écrite de Resolute, à la condition que cette demande ait été formulée avant le communiqué de presse du 15 avril d'Esprit annonçant la distribution.

3.2 Engagements de Resolute

À compter de la date des présentes jusqu'à la date de prise d'effet ou de résiliation ou d'expiration de la présente convention, sauf avec le consentement écrit préalable d'Esprit et d'Esprit Exploration (lequel consentement ne saurait être refusé sans motif valable) et à l'exception de ce qui est par ailleurs expressément autorisé ou envisagé par la présente convention :

a) les activités de Resolute et celles de chacune de ses filiales doivent être exercées uniquement dans le cours normal et habituel des activités conformément aux pratiques antérieures (il est entendu que, lorsqu'elle exploite un bien, qu'elle doit l'exploiter et l'entretenir d'une manière convenable et prudente conformément aux bonnes pratiques sectorielles et aux conventions régissant la propriété et l'exploitation de ce bien), Resolute doit consulter Esprit et Esprit Exploration à l'égard des affaires internes et commerciales courantes de Resolute et de ses filiales et tenir Esprit et Esprit Exploration informées de tous les faits nouveaux importants à cet égard, et Resolute doit exécuter son programme de dépenses en immobilisations de 2005 de la manière prévue dans le budget d'exploitation de 2005 (dont une copie a été fournie à Esprit et à Esprit Exploration), diligemment et en temps opportun conformément aux pratiques antérieures;

b) Resolute ne doit pas, directement ou indirectement, accomplir l'un des geste suivants, ou permettre que soit accompli l'un des gestes suivants : (i) modifier ses documents constitutifs, (ii) déclarer, mettre de côté ou verser un dividende ou une autre distribution ou un paiement (que ce soit en espèces, en actions ou en biens) à l'égard de ses actions en circulation, (iii) émettre (autrement qu'à l'occasion de la levée d'options d'achat d'actions de Resolute actuellement en circulation et à l'occasion de l'exercice de bons de souscription d'actions de Resolute en circulation), accorder, vendre ou nantir, donner en gage ou hypothéquer ou s'engager à émettre, à accorder, à vendre, à nantir, à donner en gage ou à hypothéquer des actions de Resolute ou des titres qui peuvent être convertis, échangés, exercés ou levés en vue d'obtenir des actions de Resolute ou qui attestent autrement un droit d'acquérir de telles actions, (iv) racheter, acheter ou autrement acquérir de ses actions ou autres titres en circulation, à l'exception de ce qui est autorisé aux termes de ceux-ci ou de ce qui est autorisé conformément aux conditions des présentes, (v) fractionner, regrouper ou reclassifier de ses actions, (vi) adopter un plan de liquidation ou des

résolutions prévoyant la liquidation, la dissolution, la fusion, le regroupement ou la réorganisation de Resolute ou (vii) conclure ou modifier un contrat, une convention, un engagement ou une entente à l'égard de l'un des gestes qui précèdent;

c) sauf dans le cadre des opérations envisagées aux présentes ou aux termes d'engagements conclus avant la date de la présente convention et divulgués à Esprit et à Esprit Exploration par écrit ou autrement sans le consentement préalable d'Esprit et d'Esprit Exploration, lequel consentement ne saurait être refusé sans motif valable, Resolute ne doit pas, directement ou indirectement, accomplir l'un des gestes qui suit ou permettre à une de ses filiales de l'accomplir : (i) vendre, nantir, donner en gage, hypothéquer, aliéner ou grever des éléments d'actif, sauf en vue de la production dans le cours normal des affaires, moyennant une contrepartie excédant 50 000 $ individuellement ou 200 000 $ globalement, (ii) dépenser ou s'engager à dépenser des montants à l'égard des dépenses en immobilisations ou des frais d'exploitation de plus de 50 000 $ individuellement ou de 200 000 $ par mois (cumulativement) au total (à l'exclusion des dépenses indiquées dans le budget de 2005 courant de Resolute tel que divulgué à Esprit et Esprit Exploration qui, pour plus de certitude, n'est pas assujetti à l'engagement qui précède énoncé au présent alinéa 3.2 c), au moyen de la prise en charge de dettes ou autrement), (iii) réorganiser, fusionner, unifier ou autrement proroger Resolute ou une de ses filiales avec une autre personne, société, société de personnes ou autre organisation commerciale quelconque, (iv) acquérir (au moyen d'une fusion, d'une unification, d'un regroupement ou d'une acquisition d'actions ou d'éléments d'actif) une société, une société de personnes ou une autre organisation commerciale ou une division de celle-ci ou, à l'exception des placements dans des titres faits dans le cours normal des affaires, faire un placement soit au moyen de l'achat d'actions ou de titres, d'apports de capital (autrement qu'à des filiales), de transferts de biens ou, sauf dans le cours normal des affaires, au moyen de l'achat de biens ou d'éléments d'actif de toute autre personne physique ou entité, dans chaque cas, ayant une valeur excédant 50 000 $ individuellement ou 200 000 $ globalement, (v) contracter des dettes pour de l'argent emprunté ou toute autre responsabilité ou obligation importante ou émettre des titres de créance ou prendre en charge, garantir ou endosser l'obligation de toute autre personne physique ou entité ou autrement, dans le cadre d'un accommodement, en devenir responsable, ou consentir des prêts ou des avances, sauf dans le cours normal des affaires ou autrement excédant 50 000 $ individuellement ou 200 000 $ globalement, (vi) payer, acquitter ou régler toutes réclamations, dettes ou obligations importantes, à l'exception de ce qui est divulgué par écrit à Esprit et à Esprit Exploration avant la conclusion de la présente convention ou de ce qui fait l'objet d'une mention ou d'une réserve dans les états financiers de Resolute ou autrement dans le cours normal des affaires, (vii) conclure des contrats de couverture, des swaps ou d'autres instruments financiers ou des opérations semblables, (viii) conclure des conventions en vue de la vente d'une production ayant une durée de plus de trente (30) jours, (ix) conclure des conventions de consultation ou d'exploitation sous contrat qui ne peuvent être résiliés moyennant un préavis d'au plus trente (30) jours sans pénalité, (x) mettre fin à l'emploi d'un employé ou (xi) autoriser ou proposer l'un des gestes qui précèdent, ou conclure ou modifier un contrat, une convention, un engagement ou une entente visant à accomplir l'un des gestes qui précèdent; il est entendu que, malgré ce qui précède, Resolute ne doit pas exiger le consentement d'Esprit pour les activités qui concernent les éléments d'actif d'ExploreCo à la condition que ce montant, éventuel ou autre, soit rajusté aux termes de la convention de cession visant ExploreCo;

d) ni Resolute ni aucune de ses filiales ne doivent adopter ou modifier un régime, une convention, une fiducie, un fonds ou des ententes à l'avantage des employés en matière de prime, de partage des bénéfices, d'options, de pension, de retraite, de rémunération différée, d'assurance, de rémunération incitative ou d'autres rémunération ou un autre régime ou fonds similaire ou une autre convention, fiducie ou entente similaire, ni verser de cotisations dans le cadre de ceux-ci, à l'exception de ce qui est nécessaire pour se conformer à la loi ou à l'égard des dispositions existantes ou des charges à payer dans le cadre de ces régimes, programmes, ententes ou conventions (ne devant pas excéder 825 000 $ globalement), sauf aux termes d'ententes écrites en matière de changement de contrôle déjà divulguées à Esprit;

e) Resolute ne doit pas faire ce qui suit ni permettre à une de ses filiales qu'elle le fasse : accorder à un dirigeant, un administrateur, un employé ou un consultant une augmentation de sa rémunération sous quelque forme que ce soit (à l'exception des rajustements de salaire prévus qui ne doivent pas excéder 6 % de la masse salariale globale collectivement) ni prendre une mesure à l'égard de la modification des politiques ou des ententes en matière d'indemnité de départ ou de cessation d'emploi ni accorder une telle indemnité à l'égard des administrateurs, des dirigeants, des employés ou des consultants, ni adopter ou modifier (sauf en vue de permettre le rapprochement de la dévolution d'options d'achat d'actions de Resolute, de bons de souscription d'actions de Resolute, de DPVA de Resolute et d'UDA de Resolute) ni effectuer de cotisations à un régime de prime, de partage des bénéfices, d'options, de pension, de retraite, de rémunération différée, d'assurance, de rémunération incitative ou de rémunération ou à un autre régime similaire provenant d'un fonds en fiducie ou d'une entente au bénéfice d'administrateurs, de dirigeants, d'employés ou de consultants, à l'exception de ce qui est nécessaire pour se conformer à la loi ou à l'égard de dispositions existantes ou de charges à payer de tous régimes ou programmes ou de toutes ententes ou conventions (ne devant pas excéder 825 000 $ globalement tel que mentionné ci-dessus), sauf aux termes d'ententes écrites en matière de changement de contrôle déjà divulguées à Esprit;

f) Resolute doit faire des efforts raisonnables sur le plan commercial pour faire en sorte que ses polices d'assurance (ou de réassurance) courantes ne soient pas annulées ou résiliées ou que l'une des garanties aux termes de celle-ci deviennent caduques, à moins que, en même temps que cette résiliation, annulation ou caducité, des polices de remplacement souscrites par des sociétés d'assurance ou de réassurance reconnues à l'échelle nationale prévoyant une couverture égale ou supérieure aux termes des polices annulées, résiliées ou caduques moyennant des primes essentiellement similaires ne soient pleinement en vigueur et ne produisent tous leurs effets;

g) sauf pour permettre la dévolution anticipée de la totalité des options d'achat d'actions de Resolute, des bons de souscription d'actions de Resolute, des DPVA de Resolute et des UDA de Resolute, aucune modification ne doit être apportée aux options d'achat d'actions de Resolute, aux bons de souscription d'actions de Resolute, aux DPVA de Resolute et aux UDA de Resolute qui sont en circulation sans le consentement écrit préalable d'Esprit et d'Esprit Exploration;

h) Resolute ne doit pas prendre des mesures qui rendraient, ou qui sont raisonnablement susceptibles de rendre, une déclaration qu'elle a faite ou une garantie qu'elle a donné dans la présente convention fausse à un égard important en tout temps avant la réalisation de l'arrangement ou la résiliation ou l'expiration de la présente convention, selon la première de ces éventualités à survenir;

i) Resolute doit sans délai aviser par écrit Esprit et Esprit Exploration de tout changement important (réel, prévu, envisagé ou, à la connaissance de Resolute imminent, financier ou autre) dans ses activités, son exploitation, ses affaires, ses éléments d'actif, la structure de son capital, sa situation financière, ses perspectives, ses licences, ses permis, ses droits, ses privilèges ou ses obligations, contractuels ou autres ou de tout changement dans toute déclaration que Resolute a faite ou dans toute garantie qu'elle a donnée dans la présente convention, lequel changement est ou peut être de nature à rendre une déclaration ou une garantie trompeuse ou fausse à un égard important, et Resolute doit discuter de bonne foi avec Esprit et Esprit Exploration de tout changement de circonstances (réel, prévu, envisagé ou, à la connaissance de Resolute, imminent) qui est de nature à susciter un doute raisonnable quant à la question de savoir si un avis doit être donné à Esprit et à Esprit Exploration aux termes de la présente stipulation; toutefois, il est entendu que Resolute n'est pas tenue d'aviser Esprit de quoi que ce soit qui a trait aux éléments d'actif d'ExploreCo ou d'en discuter avec celle-ci;

j) Resolute doit s'assurer qu'elle dispose de fonds aux termes de ses marges de crédit ou d'autres facilités bancaires permettant le paiement du montant qui peut être requis par le paragraphe 6.1 compte tenu de ses autres éléments de passif et obligations, et elle doit prendre les mesures qui

peuvent être nécessaires pour s'assurer qu'elle maintient cette disponibilité afin de s'assurer qu'elle est en mesure d'acquitter ce montant lorsqu'il est requis;

k) Resolute doit faire des efforts raisonnables sur le plan commercial pour obtenir le consentement de ses banques et tous les autres consentements de tiers requis en vue des opérations envisagées par les présentes et pour les communiquer à Esprit et à Esprit Exploration au plus tard à la date de prise d'effet;

l) Resolute doit faire des efforts raisonnables sur le plan commercial pour réaliser ou faire réaliser les conditions énoncées aux paragraphes 5.1 et 5.2 dès que raisonnablement possible dans la mesure où leur réalisation dépend de sa volonté;

m) Resolute doit donner à Esprit et à Esprit Exploration un avis de convocation à l'assemblée de Resolute et permettre aux représentants d'Esprit et d'Esprit Exploration d'assister à cette assemblée;

n) Resolute doit s'assurer que la circulaire d'information de Resolute fournit aux porteurs de titres de Resolute des renseignements suffisamment détaillés pour leur permettre de se former un jugement éclairé concernant les questions qui leur sont soumises et présente les renseignements concernant Esprit dans la circulaire d'information de Resolute selon une teneur dont Esprit et Esprit Exploration se déclarent satisfaites et doit inclure, notamment : (i) tous états financiers à l'égard d'acquisitions antérieures qu'elle a réalisées et qui doivent y être incluses conformément aux lois applicables et (ii) la décision unanime des membres du conseil d'administration de Resolute qui assistent à l'assemblée à l'effet que l'arrangement est équitable pour les porteurs de titres de Resolute, qu'il est dans l'intérêt de Resolute et des porteurs de titres de Resolute, et qui inclut la recommandation unanime des membres du conseil d'administration de Resolute qui ont assisté à l'assemblée à l'effet que les porteurs de titres de Resolute votent en faveur de la résolution relative à l'arrangement; toutefois, il est prévu que, malgré les engagements de Resolute pris au présent alinéa, avant la réalisation de l'arrangement, le conseil d'administration de Resolute peut retirer, modifier ou changer la recommandation concernant l'arrangement si, de l'avis de ce conseil d'administration agissant raisonnablement, ayant obtenu les conseils de ses conseillers juridiques externes dont il est fait état dans le procès-verbal de la réunion du conseil d'administration, ce retrait, cette modification ou ce changement est requis pour agir de manière conforme aux obligations fiduciaires du conseil d'administration de Resolute et, le cas échéant, à la condition que le conseil d'administration se soit conformé aux stipulations des paragraphes 3.4 et 6.1;

o) Resolute doit indemniser et garantir Esprit et Esprit Exploration ainsi que les administrateurs, les dirigeants et les mandataires d'Esprit Exploration à l'égard de l'ensemble des responsabilités, des réclamations, des mises en demeure, des pertes, des frais, des dommages-intérêts et des dépenses (à l'exclusion des pertes de profit ou des dommages indirects) dont Esprit ou Esprit Exploration ou un administrateur, un dirigeant ou un mandataire de celles-ci peuvent faire l'objet ou qu'Esprit ou Esprit Exploration ou un administrateur, un dirigeant ou un mandataire de celles-ci peuvent subir ou engager, aux termes des dispositions d'une loi ou autrement, et qui sont attribuables de quelque manière que ce soit à ce qui suit ou qui en découle, directement ou indirectement, par suite de ce qui suit ou en conséquence de ce qui suit :

(i) une présentation inexacte des faits ou une présumée présentation inexacte des faits figurant dans la circulaire d'information de Resolute ou dans tout document déposé conformément ou en vue de se conformer à toutes lois applicables;

(ii) une ordonnance rendue ou une demande de renseignements, une enquête ou une procédure par une commission des valeurs mobilières ou par une autre autorité compétente fondée sur une déclaration fausse ou une présumée déclaration fausse ou omission à l'égard d'un fait important ou une présentation inexacte des faits ou une présumée présentation inexacte des faits figurant dans la circulaire d'information de Resolute ou dans tout document déposé par Resolute ou pour son compte conformément

ou en vue de se conformer à des lois applicables qui empêche ou limite la négociation des actions de Resolute; et

(iii) Resolute ne se conforme pas à une exigence des lois applicables relativement aux opérations envisagées dans la présente convention;

sauf que Resolute n'engage pas sa responsabilité en pareils cas dans la mesure où des responsabilités, des réclamations, des mises en demeure, des pertes, des frais, des dommages-intérêts et des dépenses semblables découlent d'une présentation inexacte des faits ou d'une présumée présentation inexacte des faits à l'égard d'un fait important ou sont fondés sur celles-ci en fonction uniquement des renseignements concernant Esprit inclus dans la circulaire d'information de Resolute ou de la négligence d'Esprit ou d'Esprit Exploration;

p) à l'exception des procurations et des autres communications non essentielles avec des porteurs de titres, Resolute doit fournir sans délai à Esprit, Esprit Exploration ou aux conseillers juridiques d'Esprit, une copie de chaque avis, rapport, annexe ou autre document remis, déposé ou reçu par Resolute de la part de porteurs de titres ou d'organismes de réglementation relativement : (i) à l'arrangement, (ii) à l'assemblée de Resolute, (iii) à tous documents déposés aux termes des lois applicables et (iv) à toutes communications avec des organismes de réglementation relativement aux opérations envisagées par les présentes;

q) Resolute doit solliciter des procurations qui doivent être utilisées dans le cadre de votes tenus à l'assemblée de Resolute en faveur des questions devant être examinées à l'assemblée de Resolute, y compris la résolution relative à l'arrangement;

r) Resolute doit tenir l'assemblée de Resolute conformément aux règlements internes de Resolute et à tout acte régissant l'assemblée de Resolute (notamment l'ordonnance provisoire), le cas échéant, et de la manière autrement requise par la loi;

s) Resolute doit effectuer tous les dépôts et toutes les demandes qui sont nécessaires et qui, en vertu des lois et des règlements fédéraux et provinciaux du Canada et des lois et des règlements des États-Unis, doivent être effectués par Resolute relativement aux opérations envisagées aux présentes et elle doit prendre toutes les mesures nécessaires pour se conformer à ces lois et règlements;

t) si des droits à la dissidence sont conférés aux porteurs de titres de Resolute aux termes de l'ordonnance provisoire, Resolute doit sans délai aviser Esprit et Esprit Exploration du nombre de titres de Resolute à l'égard desquels Resolute reçoit des avis de dissidence ou des oppositions écrites à l'arrangement et fournir à Esprit des copies de ces avis et oppositions écrites;

u) avant la date de prise d'effet, Resolute doit collaborer avec Esprit et Esprit Exploration afin de présenter une demande d'inscription à la cote de la TSX des parts de fiducie de catégorie A et des parts de fiducie de catégorie B qui doivent être émises dans le cadre de l'arrangement; et

v) Resolute doit prendre toutes les mesures nécessaires pour donner effet aux opérations envisagées par la présente convention et par l'arrangement.

3.3 Engagements réciproques concernant l'arrangement

À compter de la date des présentes jusqu'à la date de prise d'effet, Esprit, Esprit Exploration et Resolute doivent chacune faire des efforts raisonnables sur le plan commercial pour satisfaire (ou faire satisfaire) aux conditions préalables des obligations auxquelles elles sont tenues aux termes des présentes et pour prendre, ou faire prendre, toutes les autres mesures et pour faire, ou faire faire, toutes les autres choses qui sont nécessaires, convenables ou souhaitables aux termes des lois applicables afin de réaliser l'arrangement, y compris des efforts raisonnables pour faire ce qui suit :

a) obtenir l'ensemble des renonciations, des consentements et des approbations nécessaires qu'elles doivent obtenir de la part d'autres parties à des conventions de prêt, des baux et d'autres contrats;

b) obtenir l'ensemble des consentements, des cessions, des renonciations et des modifications ou des résiliations de tous actes et prendre les mesures qui peuvent être convenables pour s'acquitter de leurs obligations aux termes des présentes et pour réaliser les opérations envisagées par les présentes; et

c) effectuer l'ensemble des enregistrements, des dépôts et des présentations de renseignements nécessaires exigés par les autorités gouvernementales qui doivent être effectués relativement à l'arrangement, et Esprit, Esprit Exploration et Resolute doivent chacune faire des efforts raisonnables sur le plan commercial pour collaborer les unes avec les autres dans le cadre de l'exécution par les autres des obligations auxquelles elles sont tenues aux termes du présent paragraphe 3.3, notamment continuer de fournir un accès raisonnable aux renseignements et maintenir des communications constantes entre les représentants d'Esprit, d'Esprit Exploration et de Resolute, sous réserve, dans tous les cas, de l'entente de confidentialité.

3.4 Engagements de Resolute concernant la non-sollicitation

a) Resolute doit cesser immédiatement toutes les discussions et négociations existantes (notamment, par l'intermédiaire de conseillers ou d'autres parties pour son compte), le cas échéant, (et faire en sorte qu'il y soit mis fin) avec toutes parties menées avant la date de la présente convention à l'égard de toute proposition d'acquisition et elle doit immédiatement demander le retour ou la destruction de tous les renseignements fournis à des tiers qui ont conclu une entente de confidentialité avec cette partie concernant une proposition d'acquisition et elle doit faire tous les efforts raisonnables sur le plan commercial pour s'assurer que ces demandes sont respectées.

b) Resolute ne doit pas, directement ou indirectement, faire ce qui suit ou autoriser un de ses dirigeants, administrateurs ou employés ou tout conseiller financier, expert ou autre représentant qu'il a mandaté à faire ce qui suit ou lui permettre de faire ce qui suit :

(i) solliciter, faciliter, susciter ou encourager toute proposition d'acquisition;

(ii) entreprendre des négociations ou initier des discussions concernant une proposition d'acquisition, ou y participer, ou fournir à toute autre personne des renseignements concernant leurs activités, leurs biens, leur exploitation, leurs perspectives ou leur situation (financière ou autre) respectives relativement à une proposition d'acquisition ou autrement collaborer de quelque manière que ce soit à un effort ou une tentative de la part de toute personne pour faire ou chercher à faire ce qui précède ou aider, faciliter ou encourager de tels efforts ou de telles tentatives ou y participer;

(iii) renoncer à des droits ou à d'autres avantages aux termes de conventions visant des renseignements confidentiels, notamment, toute « **dispositions de maintien du statu quo** » aux termes de celles-ci, ou autrement s'abstenir d'appliquer ces droits ou autres avantages, ou entreprendre des discussions, des négociations ou des ententes en vue de renoncer à ces droits ou avantages ou autrement de s'abstenir de les appliquer; ou

(iv) accepter, recommander, approuver ou conclure une convention en vue de mettre en œuvre une proposition d'acquisition;

toutefois, il est prévu que, malgré toute autre stipulation des présentes, Resolute et ses dirigeants, administrateurs et conseillers peuvent faire ce qui suit :

(v) entreprendre des discussions ou des négociations concernant ExploreCo ou les éléments d'actif d'ExploreCo, ou y participer; et

(vi) entreprendre des négociations ou initier des discussions avec un tiers qui (sans sollicitation, incitation ni encouragement, directement ou indirectement, après la date de la présente convention, par Resolute ou un de ses dirigeants, administrateurs ou employés ou tout conseiller financier, expert ou autre représentant mandaté par elle) cherche à entreprendre de telles discussions **ou** négociations, ou y participer et, sous réserve de la signature d'une entente de confidentialité essentiellement similaire à l'entente de confidentialité (à la condition que cette autre entente de confidentialité prévoit la divulgation de ces discussions ou négociations (ainsi que de tous les renseignements fournis aux termes de celles-ci) à Esprit et à Esprit Exploration de la manière énoncée ci-dessous), ils peuvent fournir à ce tiers des renseignements concernant Resolute et ses activités, ses biens et éléments d'actif, dans chaque cas si et seulement si :

A) le tiers a d'abord présenté une proposition d'acquisition de bonne foi écrite et qu'à cet égard, le conseil d'administration de Resolute établit de bonne foi ce qui suit : 1) que des fonds ou une autre contrepartie nécessaire à la proposition d'acquisition sont, ou sont susceptibles d'être, disponibles, 2) (après consultation avec ses conseillers financiers) que cette proposition, si elle est réalisée conformément à ses conditions, donnerait lieu à une opération meilleure sur le plan financier que l'opération envisagée par la présente convention pour les porteurs de titres de Resolute et 3) après avoir obtenu des conseils de conseillers externes mentionnés dans les procès-verbaux des réunions du conseil d'administration de Resolute à l'effet que la prise de cette mesure est nécessaire pour que le conseil d'administration s'acquitte de ses obligations fiduciaires aux termes des lois applicables (une « **meilleure proposition** »); et

B) avant de fournir ces renseignements ou d'entreprendre de telles négociations ou discussions avec ce tiers, ou d'y participer, Resolute doit donner sans délai à Esprit et à Esprit Exploration un avis à l'effet qu'elle fournit des renseignements ou qu'elle entreprend des discussions ou des négociations avec une telle personne ou entité ou qu'elle y participe, accompagné d'une copie de l'entente de confidentialité susmentionnée et, si elles n'ont pas déjà été fournies à Esprit ou à Esprit Exploration, des copies de tous les renseignements fournis à ce tiers en même temps que la communication de ces renseignements à ce tiers, et il est prévu en outre que Resolute doit aviser Esprit et Esprit Exploration verbalement et par écrit de toutes demandes de renseignements, offres ou propositions à l'égard d'une meilleure proposition (lequel avis écrit doit inclure, notamment, un résumé des détails de cette proposition (et de toutes modifications ou de tous compléments qui y sont apportés), l'identité de la personne qui la fait (à moins que la meilleure proposition ne soit une offre de contrepartie entièrement en espèces), si elle n'a pas déjà été communiquée à Esprit ou à Esprit Exploration, des copies de tous les renseignements fournis à cette partie et de tous les autres renseignements raisonnablement requis par Esprit et Esprit Exploration), dans les 24 heures suivant la réception de cet avis, doit tenir Esprit et Esprit Exploration au courant de l'état et des détails de toute demande de renseignements, offre ou proposition et répondre aux questions d'Esprit et d'Esprit Exploration à cet égard; ou

(vii) se conformer à l'article 172 de la loi intitulée *Securities Act* (Alberta) et des dispositions similaires aux termes des lois canadiennes sur les valeurs mobilières applicables concernant la transmission de circulaires du conseil d'administration et effectuer les divulgations de renseignements qui s'imposent à cet égard à ses porteurs de titres; et

(viii) accepter, recommander, approuver ou conclure une convention en vue de mettre en œuvre une meilleure proposition provenant d'un tiers, mais uniquement si, avant cette acceptation, recommandation, approbation ou mise en œuvre, son conseil d'administration a conclu de bonne foi, après avoir examiné toutes les propositions visant

à rajuster les modalités et les conditions de la présente convention et après avoir obtenu les conseils de conseillers financiers et de conseillers externes dont il est fait état dans le procès-verbal du conseil d'administration de Resolute, portant que la prise de cette mesure est nécessaire pour que le conseil d'administration s'acquitte de ses obligations fiduciaires aux termes des lois applicables et que Resolute se conforme à ses obligations énoncées à l'alinéa 3.4 c) et résilie la présente convention conformément à l'alinéa 8.1 d) et, en même temps, paie à cet égard le montant exigé par le paragraphe 6.1.

c) Si Resolute reçoit une meilleure proposition, elle doit donner à Esprit et à Esprit Exploration, verbalement et par écrit, un préavis d'au moins deux jours ouvrables de toute décision par son conseil d'administration d'accepter, de recommander, d'approuver ou de conclure une convention en vue de mettre en œuvre une meilleure proposition, lequel avis doit inclure un sommaire des détails de la meilleure proposition, y compris l'identité du tiers qui présente cette meilleure proposition.

d) Chaque partie convient que tous les renseignements qui peuvent être fournis à Esprit ou à Esprit Exploration par Resolute à l'égard d'une meilleure proposition aux termes du présent paragraphe 3.4 doivent être traités comme s'il s'agissait de « **documents d'évaluation** » au sens de l'entente de confidentialité et qu'ils ne doivent pas être divulgués, ni utilisés, sauf conformément aux stipulations de l'entente de confidentialité ou afin d'appliquer ses droits aux termes de la présente convention dans le cadre de procédures judiciaires.

e) Chaque partie doit s'assurer que ses dirigeants, administrateurs et employés et tous spécialistes des services bancaires d'investissement ou autres conseillers ou représentants qu'elle mandate sont informés des stipulations du présent paragraphe 3.4. Esprit et Esprit Exploration engagent leur responsabilité à l'égard de tout manquement au présent paragraphe 3.4 par leurs dirigeants, administrateurs, employés, spécialistes des services bancaires d'investissement, conseillers ou représentants respectifs, et Resolute engage sa responsabilité à l'égard de tout manquement au présent paragraphe 3.4 par ses dirigeants, administrateurs, employés, spécialistes des services bancaires d'investissement, conseillers ou représentants.

3.5 Accès à l'information

Sous réserve de l'entente de confidentialité et des lois applicables, moyennant un préavis raisonnable, chaque partie doit fournir (et doit faire en sorte que chacune de ses filiales fournisse) aux dirigeants, employés, conseillers, comptables et autres représentants et conseillers autorisés l'accès, durant les heures normales d'ouverture à compter de la date des présentes et jusqu'à la date la plus rapprochée entre la date de prise d'effet et la date d'expiration ou de résiliation de la présente convention, à ses biens, livres, contrats et registres ainsi qu'à son personnel de direction et elle doit (et doit faire en sorte que chacune de ses filiales doive) fournir sans délai à l'autre partie tous les renseignements concernant ses activités, biens et employés que l'autre partie peut raisonnablement demander.

ARTICLE 4
DÉCLARATIONS ET GARANTIES

4.1 Déclarations et garanties d'Esprit et d'Esprit Exploration

Par la présente, Esprit et Esprit Exploration font les déclarations et donnent les garanties énoncées au présent paragraphe 4.1 à Resolute et en faveur de celle-ci et elles reconnaissent que Resolute se fonde sur ces déclarations et garanties relativement aux questions envisagées par la présente convention.

a) Esprit est une fiducie à capital variable établie et existant en bonne et due forme sous le régime des lois de la province de l'Alberta et chacune d'Esprit Exploration et des autres filiales d'Esprit est une société ou une société de personnes constituée ou fusionnée en bonne et due forme et existant valablement sous le régime des lois de son territoire de constitution, de fusion ou d'établissement

et elle jouit du pouvoir requis en tant que personne morale pour exercer les activités qu'elle exerce actuellement. Esprit et chacune de ses filiales, y compris Esprit Exploration, sont inscrites en bonne et due forme pour faire affaires et sont en règle dans chaque territoire où la nature des biens dont elles sont propriétaires ou locataires, ou la nature des activités qu'elles exercent rendent cette inscription nécessaire, sauf lorsque l'omission d'être ainsi inscrit ou en règle n'aurait pas d'incidence défavorable importante sur Esprit et ses filiales, considérées comme un tout.

b) Esprit et Esprit Exploration jouissent du pouvoir requis en tant que fiducie et personne morale pour conclure la présente convention et pour exécuter les obligations auxquelles elles sont tenues aux termes des présentes. La signature et la remise de la présente convention et la réalisation par Esprit et Esprit Exploration des opérations envisagées par les présentes ont été dûment autorisées par le conseil d'administration d'Esprit et aucune autre procédure en tant que fiducie ou personne morale de la part d'Esprit ou d'Esprit Exploration ne sont ou ne seront nécessaires pour autoriser la présente convention et les opérations envisagées par les présentes. La présente convention a été signée et remise en bonne et due forme par Esprit et Esprit Exploration et elle constitue une obligation légale, valable et exécutoire d'Esprit et d'Esprit Exploration opposable à celles-ci conformément à ses conditions, sous réserve des lois en matière de faillite, d'insolvabilité, de transfert frauduleux, de réorganisation, de moratoire et des autres lois concernant ou touchant les droits des créanciers en général et les principes généraux d'*equity*.

c) Ni la signature et la remise de la présente convention par Esprit et Esprit Exploration, ni la réalisation par Esprit et Esprit Exploration des opérations envisagées par les présentes non plus que le respect par Esprit et Esprit Exploration de l'une des stipulations des présentes n'auront pour effet : (i) de violer l'une des modalités, des conditions ou des dispositions x) de l'acte de fiducie d'Esprit ou des statuts ou des règlements administratifs ou des autres documents constitutifs d'Esprit Exploration ou d'une de leurs filiales ou y) d'un billet, d'une obligation, d'une hypothèque, d'un acte, d'une convention de prêt, d'un acte de fiducie, d'une convention, d'un privilège, d'une priorité, d'une hypothèque, d'un droit de rétention, d'un contrat ou d'un autre acte ou d'une autre obligation auxquels Esprit ou Esprit Exploration est partie ou auxquels elle-même ou ses biens ou éléments d'actif peuvent être assujettis ou par lesquels Esprit, Esprit Exploration ou une de leurs filiales est liée, d'être incompatible avec celles-ci ou d'entraîner un manquement aux termes d'une disposition de celles-ci, exiger un consentement, une approbation ou un avis aux termes de celles-ci ou de constituer un défaut (ou un cas qui, moyennant un avis ou l'écoulement du temps, ou les deux, constituerait un défaut) ou ferait naître un droit de résiliation ou de déchéance du terme aux termes de celles-ci ou entraînerait la création d'un privilège, d'une priorité, d'une hypothèque, d'un droit de rétention, d'une sûreté, d'une charge ou d'un grèvement visant un des biens ou des éléments d'actif d'Esprit ou d'une de ses filiales aux termes de celles-ci ou (ii) sous réserve du respect des lois applicables, violer un jugement, une décision, une ordonnance, un bref, une injonction, une détermination, une sentence, un décret, une loi, un arrêté, une règle ou un règlement applicable à Esprit, à Esprit Exploration ou à une de leurs filiales (à l'exception, dans le cas de chacune des clauses (i) et (ii) ci-dessus, des violations et des conflits, des manquements, des défauts, des résiliations qui n'auraient pas d'incidence défavorable importante sur les activités, l'exploitation ou la situation financière d'Esprit et de ses filiales, considérées comme un tout, ou sur la capacité d'Esprit, d'Esprit Exploration ou d'une de leurs filiales de réaliser les opérations envisagées par les présentes, ou des consentements, des approbations ou des avis qui, s'ils ne sont pas donnés ou obtenus, n'auraient pas une telle incidence défavorable importante) ou (iii) entraîner une suspension ou une révocation de toute autorisation visant le consentement, l'approbation ou le permis actuellement en vigueur qui aurait une incidence défavorable importante sur les activités, l'exploitation ou la situation financière d'Esprit, d'Esprit Exploration et leurs filiales, considérées comme un tout.

d) Sauf à l'égard des dispositions des lois applicables ou conformément à celles-ci :

(i) il n'y a pas d'empêchement juridique à la réalisation par Esprit ou Esprit Exploration des opérations envisagées par la présente convention; et

(ii) Esprit ou Esprit Exploration n'ont besoin d'aucun dépôt ni inscription auprès d'une autorité ou d'un organisme public nationaux ou étrangers ou de l'autorisation, du consentement ou de l'approbation de ceux-ci relativement à la réalisation de l'arrangement, à l'exception des dépôts ou des inscription qui, s'ils ne sont pas effectués, ou des autorisations, des consentements ou des approbations qui, s'ils ne sont pas obtenus, auraient une incidence défavorable importante sur la capacité d'Esprit ou d'Esprit Exploration à réaliser les opérations envisagées par les présentes.

e) Esprit a autorisé un nombre illimité de parts de fiducie de catégorie A d'Esprit et de parts de fiducie de catégorie B d'Esprit dont, en date du 11 mars 2005, Esprit comptait, à titre de parts émises et en circulation : (i) 11,5 millions de parts de fiducie de catégorie A d'Esprit et (ii) 28,7 millions de parts de fiducie de catégorie B d'Esprit et, de plus, au 11 mars 2005, Esprit comptait, à titre d'unités émises et en circulation (iii) 202 412 unités de rendement visant l'acquisition de parts de fiducie de catégorie B d'Esprit aux termes du régime incitatif d'unités de rendement. Esprit est propriétaire de la totalité des actions émises et en circulation d'Esprit Exploration, à l'exception des actions échangeables d'Esprit Exploration dont, en date du 11 mars 2005, Esprit Exploration en comptait 2 millions émises et en circulation. À l'exception de ce qui précède, il n'y a pas en circulation de parts de fiducie d'Esprit ou d'actions d'Esprit Exploration ou d'options, de bons de souscription, de droits ou de privilèges de conversion ou d'échange ou d'autres titres conférant à qui que ce soit le droit d'acquérir des parts de fiducie d'Esprit ou des actions d'Esprit Exploration ou d'autres droits, ententes ou engagements de quelque nature que ce soit exigeant l'émission, la vente ou le transfert par Esprit de parts de fiducie d'Esprit ou par Esprit ou Esprit Exploration d'actions d'Esprit ou de titres susceptibles de conversion, d'échange, d'exercice ou de levée en vue d'obtenir des parts de fiducie d'Esprit ou des actions d'Esprit Exploration ou attestant autrement un droit d'acquérir de telles parts ou de telles actions. Toutes les parts de fiducie de catégorie A d'Esprit et les parts de fiducie de catégorie B d'Esprit en circulation ont été autorisées en bonne et due forme et émises valablement et sont entièrement libérées et non susceptibles d'appels de versements subséquents et ne sont assujetties à aucun droit préférentiel de souscription ni n'ont été émises en contravention à un tel droit et toutes les parts de fiducie de catégorie B d'Esprit pouvant être émises à la levée ou à la conversion d'options en circulation visant l'acquisition de parts de fiducie de catégorie B d'Esprit conformément à leurs conditions respectives, seront autorisées en bonne et due forme et émises valablement, entièrement libérées et non susceptibles d'appels de versements subséquents et ne seront assujetties à aucun droit préférentiel de souscription.

f) Depuis la date des états financiers d'Esprit, à l'exception de ce qui est divulgué dans le dossier public :

(i) il n'y a pas eu de changement défavorable important (ou de situation, d'événement ou de fait concernant un changement éventuel susceptible d'avoir une incidence défavorable importante sur Esprit et ses filiales, sur une base consolidée) dans les activités, les affaires, l'exploitation, les éléments d'actif, la structure du capital, la situation financière, les perspectives, les licences, les permis, les droits, les privilèges ou les obligations, contractuels ou autres, d'Esprit et de ses filiales, sur une base consolidée;

(ii) Esprit et ses filiales n'ont exercé leurs activités que dans le cours normal et ordinaire de leurs affaires; et

(iii) sauf dans le cours normal et ordinaire des affaires, aucune responsabilité ni aucune obligation de quelque nature que ce soit (absolue, cumulée, éventuelle ou autre) qui est importante pour Esprit ou une de ses filiales n'a été engagée ou contractée.

g) Les données et les renseignements à l'égard d'Esprit, d'Esprit Exploration et de leurs éléments d'actif, réserves, éléments de passif, activités et exploitations fournis par Esprit, Esprit Exploration ou leurs conseillers à Resolute ou à ses conseillers étaient et sont exacts et corrects à tous égards importants à leurs dates respectives et, à l'égard de tous renseignements fournis ou demandés, il

n'y est pas omis sciemment des données ou des renseignements importants nécessaires pour rendre des données ou des renseignements fournis non trompeurs à leurs dates respectives. Esprit et Esprit Exploration ne sont au courant d'aucun changement défavorable important aux réserves de pétrole et de gaz d'Esprit et d'Esprit Exploration par rapport à ce qui est divulgué dans ces données et renseignements.

h) Les renseignements et les énoncés présentés dans le dossier public en date des présentes, en ce qu'ils ont trait à Esprit, sont véridiques, exacts et complets et ne contiennent aucune présentation inexacte des faits, à leurs dates respectives, et il ne s'est produit aucun changement important à l'égard d'Esprit qui n'est pas divulgué dans le dossier public, et Esprit n'a pas déposé de déclarations de changement important qui continuent d'être confidentielles.

i) À l'exception de ce qui est divulgué dans le dossier public ou de ce qui est autrement divulgué par écrit à Resolute par Esprit ou par Esprit Exploration avant la date des présentes, il n'existe pas de réclamations, de poursuites, d'actions ou de procédures en cours ou imminentes contre Esprit ou Esprit Exploration qui, si leur issue est défavorable pour Esprit, considérées comme un tout, auraient une incidence défavorable importante sur les éléments d'actif, les éléments de passif, les activités ou l'exploitation d'Esprit, considérés comme un tout, ou sur la capacité d'Esprit et d'Esprit Exploration à réaliser les opérations envisagées par les présentes.

j) Les états financiers d'Esprit présentent fidèlement, conformément aux principes comptables généralement reconnus au Canada, appliqués uniformément, la situation financière et la situation d'Esprit et de ses filiales, sur une base consolidée, à leurs dates ainsi que les résultats d'exploitation d'Esprit et de ses filiales, sur une base consolidée, pour les périodes alors terminées et présentent, à tous égards importants, les dettes ou les obligations (absolues, cumulées, éventuelles ou autres) d'Esprit et de ses filiales, sur une base consolidée, à leurs dates.

k) Ni Esprit ni Esprit Exploration n'ont reçu d'avis de violation importante ou d'enquête concernant une loi, une ordonnance ou un règlement fédéral, provincial ou local à l'égard de ses éléments d'actif, de ses activités ou de son exploitation et Esprit et ses filiales détiennent l'ensemble des permis, des licences et des autres autorisations qui sont requis aux termes des lois fédérales, provinciales ou locales concernant leurs éléments d'actif, leurs activités ou leur exploitation. Les éléments d'actif d'Esprit, considérés comme un tout, sont exploités et maintenus par celle-ci conformément à toutes les modalités et conditions de ces lois, permis, licences et autorisations à tous égards importants.

l) Aucune commission des valeurs mobilières ni aucune autorité de réglementation analogue non plus qu'aucune bourse au Canada ou aux États-Unis n'a rendu une ordonnance actuellement en vigueur empêchant ou suspendant la négociation de tous titres d'Esprit, et aucune procédure semblable n'est, à la connaissance d'Esprit ou d'Esprit Exploration, en instance, envisagée ou imminente et Esprit n'est pas, à sa connaissance, en défaut à l'égard d'une exigence de lois, de règles ou de politiques sur les valeurs mobilières applicables à Esprit ou à ses titres.

m) Le conseil d'administration d'Esprit a approuvé à l'unanimité la présente convention.

n) D'après les cours des produits de base en vigueur et prévus et la conjoncture sectorielle et économique en général, en date des présentes, Esprit n'a pas actuellement l'intention de modifier son taux de distribution mensuelle pour le second trimestre de 2005.

o) Esprit n'est pas partie à ce qui suit et ne mettra pas en œuvre ce qui suit : un régime de droits des actionnaires ou une autre forme de régime, d'entente, de contrat ou d'acte qui fait naître des droits visant l'acquisition de parts de fiducie, d'actions d'Esprit ou d'autres titres d'Esprit ou des droits, des titres ou des privilèges en faveur d'une personne au moment de la conclusion de la présente convention ou de l'arrangement.

p) La seule filiale importante d'Esprit est Esprit Exploration. Esprit est, directement ou indirectement, propriétaire véritable de la totalité des actions en circulation, à l'exception des actions échangeables, d'Esprit Exploration et des autres titres ou intérêts de chacune de ces entités et aucune personne, entreprise ou société ni aucune autre entité ne détient des titres susceptibles de conversion ou d'échange en vue d'obtenir des titres de cette filiale ou ne dispose d'une entente, d'un bon de souscription, d'une option, d'un droit ou d'un privilège (contractuel ou préférentiel de souscription) qui constitue ou qui est susceptible de devenir une entente visant l'acquisition ou l'émission d'actions ou d'autres titres de cette filiale.

q) Les registres et les livres de procès-verbaux de fiducie et de société, les livres comptables et les autres registres d'Esprit et de chacune de ses filiales (de nature financière, comptable ou autre) ont été tenus conformément, à tous égards importants, à l'ensemble des exigences applicables prévues par la loi et des pratiques prudentes en matière commerciale et sont complets et exacts à tous égards importants.

r) Esprit est un « émetteur assujetti » ou l'équivalent dans chaque province du Canada et les parts de fiducie de catégorie A d'Esprit et les parts de fiducie de catégorie B d'Esprit en circulation sont inscrites et affichées pour négociation à la cote de la TSX.

s) La Société de fiducie Computershare du Canada, à ses bureaux principaux de Toronto et Calgary, est l'agent chargé de la tenue des registres et agent des transferts d'Esprit nommé en bonne et due forme à l'égard des parts de fiducie de catégorie A d'Esprit et des parts de fiducie de catégorie B d'Esprit.

t) Toutes les déclarations qui doivent être déposées ont été dûment déposées en temps opportun et toutes les taxes et impôts indiqués comme étant payables dans les déclarations ou dans des avis de cotisation subséquents à cet égard ont été acquittés intégralement en temps opportun. À l'exception des questions divulguées dans les états financiers d'Esprit ou autrement divulguées à Resolute qui peuvent donner lieu au dépôt de déclarations modifiées, les déclarations déposées sont véridiques, complètes et exactes à tous égards importants, et il n'y a pas d'autres taxes et impôts qui sont payables par Esprit, par Esprit Exploration ou par une de leurs filiales à l'égard d'éléments d'actif ou de périodes visées par ces déclarations.

u) Sauf à l'égard de questions divulguées à Resolute avant la date des présentes, pour l'exercice terminé en date du 31 décembre 2004, Esprit a acquitté les taxes et impôts, y compris les impôts sur le revenu et les taxes et impôts futurs connexes, conformément aux principes comptables généralement reconnus au Canada ou elle a prévu des sommes cumulées convenables dans ses états financiers à cet égard.

v) Aucune insuffisance importante n'existe ou n'a été invoquée à l'égard des taxes et impôts. Ni Esprit ni aucune de ses filiales n'est partie à une action ou une procédure visant la cotisation ou la perception des taxes ou impôts, non plus qu'un tel événement n'a été invoqué ou n'est imminent à l'égard d'Esprit ou d'une de ses filiales ou d'un de leurs éléments d'actif respectifs. Aucun abandon ni aucune prolongation d'un délai de prescription n'est en vigueur à l'égard de taxes et impôts ou des déclarations. À l'exception de ce qui est divulgué à Resolute avant la date des présentes, les déclarations n'ont jamais été vérifiées par un gouvernement ou par une autorité fiscale, non plus qu'est en cours, en instance ou imminente une telle vérification qui a entraîné ou qui est susceptible d'entraîner un nouvel avis de cotisation de taxes et impôts dus par Esprit ou par l'une de ses filiales. Esprit et ses filiales ont retenu toutes les taxes et impôts qui doivent être retenus en vertu des lois applicables et de la Loi de l'impôt et elle ont acquitté ou remis en temps opportun le montant intégral de toutes taxes et impôts qui doivent être retenus à l'autorité gouvernementale compétente.

w) Il n'y a pas d'administrateur, de dirigeant, d'initié ou d'autre partie ayant un lien de dépendance avec Esprit ou une de ses filiales (ou une personne qui a un lien avec ceux-ci ou un membre du même groupe que ceux-ci) qui jouit d'un droit, d'un titre ou d'un intérêt (ou du droit d'acquérir un

droit, un titre ou un intérêt) à l'égard d'un droit de redevance, d'un intérêt passif, d'une participation ou d'un autre intérêt de quelque nature que ce soit qui est fondé sur la production tirée de biens d'Esprit ou d'une de ses filiales ou à l'égard de ceux-ci qui prendra effet après la date de prise d'effet.

x) À l'exception de ce qui est divulgué dans le dossier public, aucun administrateur, dirigeant, initié ou autre partie avec un lien de dépendance n'est endetté envers Esprit ou l'une de ses filiales;

y) Esprit et Esprit Exploration ont fourni à Resolute des copies de toutes les lettres de recommandation concernant la direction se rapportant Esprit et Esprit Exploration ou l'une de ses filiales reçues du vérificateur actuel ou de tout vérificateur précédent d'Esprit et d'Esprit Exploration durant les deux années précédant la date des présentes.

z) L'acquisition des actions de Resolute au moyen des facilités bancaires existantes de Resolute ne créera pas un cas de déchéance du terme ou un défaut aux termes des facilités bancaires d'Esprit et Esprit a ou aura des marges de crédit ou des facilités bancaires disponibles suffisantes pour payer les facilités bancaires de Resolute à la date de prise d'effet.

aa) À la connaissance d'Esprit, Esprit n'a pas excédé la limite de propriété (au sens de l'acte de fiducie) à l'égard des parts de fiducie de catégorie A d'Esprit.

bb) Esprit est une « fiducie de fonds commun de placement » pour l'application de l'article 132 de la Loi de l'impôt et elle n'a pas de motif de croire que son statut de « fiducie de fonds commun de placement » sera contesté par les autorités gouvernementales.

cc) À leur connaissance, Esprit et Esprit Exploration n'ont pas caché à Resolute des renseignements ou des documents importants concernant Esprit ou une de ses filiales ou leurs éléments d'actif ou de passif respectifs dans le cadre de l'examen par Resolute d'Esprit, d'Esprit Exploration et de leurs éléments d'actif. Aucune déclaration ou garantie contenue aux présentes et aucune déclaration contenue dans une annexe ou un autre document de divulgation fourni ou devant être fourni à Resolute par Esprit et Esprit Exploration aux termes des présentes ne contient ou ne contiendra une déclaration fausse à l'égard d'un fait important qui est nécessaire pour rendre les déclarations faites aux présentes ou dans ces documents non trompeuses.

4.2 Déclarations et garanties de Resolute

Par la présente, Resolute fait les déclarations et donne les garanties énoncées au présent paragraphe 4.2 à Esprit et à Esprit Exploration et en faveur de celles-ci et reconnaît qu'Esprit et Esprit Exploration se fondent sur ces déclarations et garanties relativement aux questions envisagées par la présente convention.

a) Resolute et ses filiale sont chacune des sociétés ou des sociétés de personnes constituées ou fusionnées en bonne et due forme ou, dans le cas d'une société de personnes, créées, et existant valablement sous le régime des lois de leur territoire de constitution, de fusion ou de création, selon le cas, et jouissent du pouvoir requis en tant que société ou société de personnes pour exercer les activités qu'elles exercent actuellement. Resolute et chacune de ses filiales sont inscrites en bonne et due forme pour faire affaires et sont en règle dans chaque territoire où la nature des biens dont elles sont propriétaires ou locataires, ou la nature des activités qu'elles exercent rendent cette inscription nécessaire, sauf lorsque l'omission d'être ainsi inscrit ou en règle n'aurait pas d'incidence défavorable importante sur Resolute et ses filiales, considérées comme un tout.

b) Resolute jouit du pouvoir requis en tant que personne morale pour conclure la présente convention et s'acquitter des obligations auxquelles elle est tenue aux termes des présentes. La signature et la remise de la présente convention et la réalisation par Resolute des opérations envisagées par la présentes ont été autorisées en bonne et due forme par le conseil d'administration de Resolute et,

sous réserve de l'obtention de l'approbation des actionnaires, aucune mesure en tant que personne morale de la part de Resolute n'est ou ne sera nécessaire pour autoriser la présente convention et les opérations envisagées par les présentes. La présente convention a été signée et remise en bonne et due forme par Resolute et constitue une obligation légale, valable et exécutoire de Resolute qui lui est opposable conformément à ses conditions, sous réserve des lois en matière de faillite, d'insolvabilité, de transfert frauduleux, de réorganisation, de moratoire et des autres lois concernant ou touchant les droits des créanciers en général et les principaux généraux d'*equity*.

c) Ni la signature et la remise de la présente convention par Resolute, ni la réalisation par Resolute ou une de ses filiales des opérations envisagées par les présentes non plus que le respect par Resolute de l'une des stipulations des présentes n'auront pour effet : (i) de violer l'une des modalités, des conditions ou des dispositions x) des statuts ou des règlements administratifs ou des autres documents constitutifs de Resolute ou d'une de ses filiales ou y) d'un billet, d'une obligation, d'une hypothèque, d'un acte, d'une convention de prêt, d'un acte de fiducie, d'une convention, d'un privilège, d'une priorité, d'une hypothèque, d'un droit de rétention, d'un contrat ou d'un autre acte ou d'une autre obligation auxquels Resolute ou une de ses filiales est partie ou auxquels elle-même ou ses biens ou éléments d'actif peuvent être assujettis ou par lesquels Resolute ou une de ses filiales est liée, d'être incompatible avec celles-ci ou entraîner un manquement aux termes d'une disposition de celles-ci, d'exiger un consentement, une approbation ou un avis aux termes de celles-ci ou de constituer un défaut (ou un cas qui, moyennant un avis ou l'écoulement du temps, ou les deux, constituerait un défaut) ou ferait naître un droit de résiliation ou de déchéance du terme aux termes de celles-ci ou entraînerait la création d'un privilège, d'une priorité, d'une hypothèque, d'un droit de rétention, d'une sûreté, d'une charge ou d'un grèvement visant un des biens ou des éléments d'actif de Resolute ou d'une de ses filiales aux termes de celles-ci (sous réserve de l'obtention du consentement des banquiers de Resolute et du consentement du locateur de Resolute aux termes de son bail de bureaux) ou (ii) sous réserve du respect des lois applicables, violer un jugement, une décision, une ordonnance, un bref, une injonction, une détermination, une sentence, un décret, une loi, un arrêté, une règle ou un règlement applicable à Resolute ou une de ses filiales (à l'exception, dans le cas de chacune des clauses (i) et (ii) ci-dessus, des violations et des conflits, des manquements, des défauts, des résiliations qui n'auraient pas d'incidence défavorable importante sur les activités, l'exploitation ou la situation financière de Resolute et de ses filiales, considérées comme un tout, ou sur la capacité de Resolute ou d'une de ses filiales de réaliser les opérations envisagées par les présentes, ou des consentements, des approbations ou des avis qui, s'ils ne sont pas donnés ou obtenus, n'auraient pas une telle incidence défavorable importante) ou (iii) entraîner une suspension ou une révocation de toute autorisation visant le consentement, l'approbation ou le permis actuellement en vigueur qui aurait une incidence défavorable importante sur les activités, l'exploitation ou la situation financière de Resolute et de ses filiales, considérées comme un tout.

d) Sauf à l'égard des dispositions des lois applicables ou conformément à celles-ci :

(i) il n'y a pas d'empêchement juridique à la réalisation par Resolute des opérations envisagées par la présente convention; et

(ii) Resolute n'a besoin d'aucun dépôt ni inscription auprès d'une autorité ou d'un organisme public nationaux ou étrangers ou de l'autorisation, du consentement ou de l'approbation de ceux-ci relativement à la réalisation de l'arrangement, à l'exception des dépôts ou des inscription qui, s'ils ne sont pas effectués, ou des autorisations, des consentements ou des approbations qui, s'ils ne sont pas obtenus, auraient une incidence défavorable importante sur la capacité de Resolute à réaliser les opérations envisagées par les présentes.

e) Resolute a autorisé un nombre illimité d'actions de Resolute dont, en date du 11 mars 2005, Resolute comptait 60 793 468 actions de Resolute émises et en circulation et, en plus, au 11 mars 2005, Resolute comptait 4 333 045 options d'achat d'actions de Resolute émises et en circulation et 6 147 542 bons de souscription d'actions de Resolute conférant à leurs porteurs le droit d'acquérir 10 480 587 actions de Resolute. À l'exception de ce qui précède, il n'y a pas en

circulation d'actions de Resolute ni d'options, de bons de souscription, de droits ou de privilèges de conversion ou d'échange ou d'autres titres conférant à qui que ce soit le droit d'acquérir des actions de Resolute ou d'autres droits, ententes ou engagements de quelque nature que ce soit exigeant l'émission, la vente ou le transfert par Resolute d'actions de Resolute (y compris les actions de Resolute) ou de titres susceptibles de conversion, d'échange, d'exercice ou de levée en vue d'obtenir des actions de Resolute ou attestant autrement un droit d'acquérir des actions de Resolute. Toutes les actions de Resolute en circulation ont été autorisées en bonne et due forme et émises valablement et sont entièrement libérées et non susceptibles d'appels de versements subséquents et ne sont assujetties à aucun droit préférentiel de souscription ni n'ont été émises en contravention à un tel droit et toutes actions de Resolute pouvant être émises à la levée ou à la conversion d'options d'achat d'actions de Resolute en circulation conformément à leurs conditions respectives seront autorisées en bonne et due forme et émises valablement, entièrement libérées et non susceptibles d'appels de versements subséquents et ne seront assujetties à aucun droit préférentiel de souscription.

f) Depuis la date des états financiers de Resolute, à l'exception de ce qui est divulgué dans le dossier public :

(i) il n'y a pas eu de changement défavorable important (ou de situation, d'événement ou de fait concernant un changement éventuel susceptible d'avoir une incidence défavorable importante sur Resolute et ses filiales, sur une base consolidée) dans les activités, les affaires, l'exploitation, les éléments d'actif, la structure du capital, la situation financière, les perspectives, les licences, les permis, les droits, les privilèges ou les obligations, contractuelles ou autres, de Resolute et de ses filiales, sur une base consolidée;

(ii) Resolute et ses filiales n'ont exercé leurs activités que dans le cours normal et ordinaire de leurs affaires; et

(iii) sauf dans le cours normal et ordinaire des affaires ou tel que divulgué à Esprit par écrit avant la signature de la présente convention, aucune responsabilité ni aucune obligation de quelque nature que ce soit (absolue, cumulée, éventuelle ou autre) qui est importante pour Resolute ou une de ses filiales n'a été engagée ou contractée.

g) Les données et les renseignements à l'égard de Resolute et de ses éléments d'actif, réserves, éléments de passif, activités et exploitations fournis par Resolute ou ses conseillers à Esprit, Esprit Exploration ou leurs conseillers étaient et sont exacts et corrects à tous égards importants à leurs dates respectives et, à l'égard de tous renseignements fournis ou demandés, il n'y est pas omis sciemment des données ou des renseignements importants nécessaires pour rendre des données ou des renseignements fournis non trompeurs à leurs dates respectives. Resolute n'est au courant d'aucun changement défavorable important aux réserves de pétrole et de gaz de Resolute par rapport à ce qui est divulgué dans ces données et renseignements.

h) Les renseignements et les énoncés présentés dans le dossier public en date des présentes, en ce qu'ils ont trait à Resolute, sont véridiques, exacts et complets et ne contiennent aucune présentation inexacte des faits, à leurs dates respectives, et il ne s'est produit aucun changement important à l'égard de Resolute qui n'est pas divulgué dans le dossier public, et Resolute n'a pas déposé de déclarations de changement important qui continuent d'être confidentielles.

i) À l'exception de ce qui est divulgué dans le dossier public ou de ce qui est autrement divulgué par écrit à Esprit par Resolute avant la date des présentes, il n'existe pas de réclamations, de poursuites, d'actions ou de procédures en cours ou imminentes contre Resolute ou l'une de ses filiales qui, si leur issue est défavorable pour Resolute ou l'une de ses filiales, auraient une incidence défavorable importante sur les éléments d'actif, les éléments de passif, les activités ou l'exploitation de Resolute ou sur la capacité de Resolute et de ses filiales, considérées comme un tout, ou de l'une de ses filiales, à réaliser les opérations envisagées par les présentes.

j) Les états financiers de Resolute présentent fidèlement, conformément aux principes comptables généralement reconnus au Canada, appliqués uniformément, la situation financière et la situation de Resolute et de ses filiales, sur une base consolidée, à leurs dates ainsi que les résultats d'exploitation de Resolute et de ses filiales, sur une base consolidée, pour les périodes alors terminées et présentent, à tous égards importants, les dettes ou les obligations (absolues, cumulées, éventuelles ou autres) de Resolute et de ses filiales, sur une base consolidée, à leurs dates.

k) Ni Resolute ni l'une de ses filiales n'ont reçu d'avis de violation importante ou d'enquête concernant une loi, une ordonnance ou un règlement fédéral, provincial ou local à l'égard de leurs éléments d'actif, de leurs activités ou de leur exploitation et Resolute et ses filiales détiennent l'ensemble des permis, des licences et des autres autorisations qui sont requis aux termes des lois fédérales, provinciales ou locales concernant leurs éléments d'actif, leurs activités ou leur exploitation. Les éléments d'actif de Resolute et de chacune de ses filiales, considérées comme un tout, sont exploités et maintenus par celle-ci conformément à toutes les modalités et conditions de ces lois, permis, licences et autorisations à tous égards importants.

l) Aucune commission des valeurs mobilières ni aucune autorité de réglementation analogue non plus qu'aucune bourse au Canada ou aux États-Unis n'a rendu une ordonnance actuellement en vigueur empêchant ou suspendant la négociation de tous titres de Resolute, et aucune procédure semblable n'est, à la connaissance de Resolute, en instance, envisagée ou imminente et Resolute n'est pas, à sa connaissance, en défaut à l'égard d'une exigence de lois, de règles ou de politiques sur les valeurs mobilières applicables à Resolute ou à ses titres.

m) Il n'y a pas de paiement à des administrateurs, des dirigeants et des employés de Resolute avant la date de prise d'effet aux termes de l'ensemble des règlements de contrat, des régimes de primes, des ententes de fidélisation, des ententes en matière de changement de contrôle et des obligations au titre des indemnités de départ (résultant de la cessation d'emploi ou de la modification des fonctions) à l'exception des montants payables aux termes des paiements mentionnés aux alinéas 3.2 d) et 3.2 e) et des montants payables aux termes des ententes fournies à Esprit.

n) Resolute n'a pas mandaté de conseiller financier, de courtier, d'agent ou d'intermédiaire ni versé ni convenu de verser à un conseiller financier, un courtier, un agent ou un intermédiaire au titre de la présente convention ou de l'arrangement, d'une opération envisagée par les présentes ou d'une opération actuellement en cours ou envisagée, sauf que Peters & Co. Limited a été mandatée comme conseillers financiers de Resolute relativement à certaines questions, y compris les opérations envisagées par les présentes et Waterous Securities a été mandatée par un comité indépendant du conseil d'administration pour réaliser une évaluation de certains des éléments d'actif d'ExploreCo. Resolute a remis à Esprit et à Esprit Exploration des copies conformes et à jour de toutes les ententes intervenues entre Resolute et ces conseillers financiers susceptibles de donner lieu au paiement d'une rémunération à ces conseillers financiers. Resolute ne peut mandater d'autres conseillers financiers qu'avec le consentement d'Esprit et d'Esprit Exploration.

o) Le conseil d'administration de Resolute a souscrit à l'unanimité à l'arrangement et approuvé la présente convention, a établi à l'unanimité que l'arrangement et la présente convention sont dans l'intérêt de Resolute et les porteurs de titres de Resolute ont établi à l'unanimité que l'arrangement est équitable, d'un point de vue financier, pour les porteurs de titres de Resolute et ont résolu à l'unanimité de recommander l'approbation de l'arrangement par les porteurs de titres de Resolute.

p) Resolute n'est pas partie à ce qui suit et, avant la date de prise d'effet, Resolute ne mettra pas en œuvre ce qui suit : un régime de droits des actionnaires ou une autre forme de régime, d'entente, de contrat ou d'acte qui fait naître des droits visant l'acquisition d'actions de Resolute ou d'autres titres de Resolute ou des droits, des titres ou des privilèges en faveur d'une personne au moment de la conclusion de la présente convention ou de l'arrangement.

q) Aucune des actions de Resolute ne fait l'objet d'une entente d'entiercement, de fiducie de vote ou d'une autre entente similaire.

r) Resolute n'est pas tenue à des obligations inexécutées visant à engager des frais d'exploration au Canada ou des frais d'aménagement au Canada et(ou) à y renoncer en faveur d'un acquéreur des actions de Resolute, qui n'ont pas encore été entièrement portés aux dépenses et font l'objet d'une renonciation et d'une mention dans les états financiers de Resolute, à l'exception de ce qui est a été divulgué par écrit à Esprit et à Esprit Exploration avant la date des présentes.

s) Durant l'exercice terminé le 31 décembre 2004, Resolute n'a pas détenu d'éléments d'actif aux États-Unis ayant une valeur globale de 25 millions de dollars US ou plus et n'a pas eu un chiffre d'affaires global aux États-Unis de 25 millions de dollars US ou plus.

t) Il n'y a pas :

(i) d'ordonnance ou de directive d'une autorité de réglementation qui concerne des questions environnementales et qui exigent des travaux importants, des travaux de réparation, des travaux de construction ou des dépenses en immobilisations qui sont importants;

(ii) de mise en demeure ou d'avis d'une autorité de réglementation à l'égard d'une violation substantielle d'une loi en matière d'environnement, de santé ou de sécurité applicable à Resolute ou à une de ses filiales ou à une de leurs entreprises commerciales respectives, notamment des règlements concernant l'utilisation, l'entreposage, la manutention, le transport ou la disposition de contaminants environnementaux; ou

(iii) des déversements, des émissions, des dépôts ou des rejets de substances dangereuses ou toxiques, de contaminants ou de déchets, auxquels il n'a pas été remédié, sur l'un des biens ou éléments d'actif dont Resolute ou ses filiales sont propriétaires ou locataires ou dans lesquels celle-ci a un intérêt ou sur lesquels elle exerce un contrôle, à l'exception des déversements, des émissions, des dépôts ou des rejets qui, globalement, n'auraient pas d'incidence défavorable importante sur la situation financière, les activités, l'exploitation, les éléments d'actif, les affaires ou les perspectives de Resolute et de ses filiales, considérées comme un tout.

u) La seule filiale de Resolute est Resolute Investments Inc. Resolute est propriétaire bénéficiaire et en common law de la totalité des actions en circulation et des autres titres ou participations de chacune des filiales et aucune personne, entreprise, société ou autre entité ne détient des titres susceptibles de conversion ou d'échange en vue d'acquérir des titres de cette filiale ni ne dispose d'une entente, d'un bon de souscription, d'une option, d'un droit ou d'un privilège (contractuel ou préférentiel de souscription) qui constitue ou qui est susceptible de devenir une entente visant l'acquisition ou l'émission d'actions ou d'autres titres de cette filiale.

v) Les registres et les livres de procès-verbaux de société et de société de personnes, les livres comptables et les autres registres de Resolute et de chacune de ses filiales (de nature financière, comptable ou autre) ont été tenus conformément, à tous égards importants, à l'ensemble des exigences applicables prévues par la loi et des pratiques prudentes en matière commerciale et sont complets et exacts à tous égards importants.

w) Resolute est un « émetteur assujetti » ou l'équivalent dans les provinces de la Colombie-Britannique, de l'Alberta et de l'Ontario et les actions de Resolute en circulation sont inscrites et affichées pour négociation à la cote de la TSX.

x) Valiant Trust Company of Canada, à son bureau principal de Calgary (Alberta) et par l'intermédiaire de son coagent, Equity Transfer Services Inc., à son bureau principal de Toronto (Ontario) est l'agent chargé de la tenue des registres et agent des transferts de Resolute nommé en bonne et due forme à l'égard des actions de Resolute;

y) Toutes les déclarations qui doivent être déposées ont été dûment déposées en temps opportun et ces déclarations sont exactes, complètes et correctes à tous égards importants et toutes les taxes et impôts indiqués comme étant payables dans les déclarations ou dans des avis de cotisation subséquents à cet égard ont été acquittés intégralement en temps opportun et il n'y a pas d'autres taxes et impôts qui sont payables par Resolute ou une de ses filiales à l'égard d'éléments ou de périodes visées par ces déclarations, à l'exception de ce qui a été divulgué par Esprit ou de ce dont cette dernière était au courant avant la date des présentes.

z) Resolute a acquitté ou a prévu des sommes cumulées convenables dans ses états financiers pour l'exercice terminé le 31 décembre 2004 quant aux taxes et impôts, y compris les impôts sur le revenu et les taxes et impôts futurs connexes, conformément aux principes comptables généralement reconnus au Canada, à l'exception de ce qui a été divulgué par Esprit ou de ce dont elle était au courant avant la date des présentes.

aa) Aucune insuffisance importante n'existe ou n'a été invoquée à l'égard des taxes et impôts. Ni Resolute ni aucune de ses filiales n'est partie à une action ou une procédure visant la cotisation ou la perception des taxes et impôts, non plus qu'un tel événement n'a été invoqué ou n'est imminent à l'égard de Resolute ou d'une de ses filiales ou d'un de leurs éléments d'actif respectifs. Aucun abandon ni aucune prolongation d'un délai de prescription n'est en vigueur à l'égard des taxes et impôts ou des déclarations. À l'exception de ce qui est divulgué à Esprit avant la date des présentes, les déclarations n'ont jamais été vérifiées par un gouvernement ou par une autorité fiscale, non plus qu'est en cours, en instance ou imminente une telle vérification qui a entraîné ou qui est susceptible d'entraîner un nouvel avis de cotisation des taxes et impôts dus par Resolute ou par l'une de ses filiales. Resolute et ses filiales ont retenu toutes les taxes et impôts qui doivent être retenus en vertu des lois applicables et de la Loi de l'impôt et elle ont acquitté ou remis en temps opportun le montant intégral de toutes taxes et impôts qui doivent être retenus à l'autorité gouvernementale compétente.

bb) À l'exception de ce qui est envisagé par le placement privé d'ExploreCo, il n'y a pas d'administrateur, de dirigeant, d'initié ou d'autre partie ayant un lien de dépendance avec Resolute ou une de ses filiales (ou une personne qui a un lien avec ceux-ci ou un membre du même groupe que ceux-ci) qui jouit d'un droit, d'un titre ou d'un intérêt (ou du droit d'acquérir un droit, un titre ou un intérêt) à l'égard d'un droit de redevance, d'un intérêt passif, d'une participation ou d'un autre intérêt de quelque nature que ce soit qui est fondé sur la production tirée de biens de Resolute ou d'une de ses filiales ou à l'égard de ceux-ci qui prendra effet après la date de prise d'effet.

cc) À l'exception de ce qui est divulgué dans le dossier public, aucun administrateur, dirigeant, initié ou autre partie avec un lien de dépendance avec Resolute ou l'une de ses filiales n'est endetté envers Resolute ou l'une de ses filiales;

dd) À l'exception des ententes d'indemnité de départ conclues avec ses administrateurs et dirigeants, ni Resolute ni aucune de ses filiales n'est partie à une entente, une garantie, une indemnisation, un endossement ou un engagement semblable relatif aux obligations, aux responsabilités (éventuelles ou autres) ou aux dettes d'une personne, d'une entreprise ou d'une société, ni n'est liée par ceux-ci.

ee) Les polices d'assurance en vigueur en date des présentes désignant Resolute comme assurée et divulguées à Esprit et à Esprit Exploration avant la date des présentes à la connaissance de Resolute, restent en vigueur et produisent leurs effets et ne doivent pas être annulées ni autrement résiliées par suite des opérations envisagées aux présentes.

ff) Resolute n'est pas en défaut aux termes de sa facilité bancaire existante et, à la connaissance de Resolute, son banquier n'envisage pas de réduire les emprunts que Resolute peut contracter, avant de donner effet à la présente opération.

gg) Resolute a fourni à Esprit et à Esprit Exploration des copies de toutes les lettres de recommandation concernant la direction se rapportant à Resolute ou à l'une de ses filiales reçues du vérificateur actuel ou de tout vérificateur précédent de Resolute durant les deux années précédant la date des présentes.

hh) À sa connaissance, Resolute n'a pas caché à Esprit ou à Esprit Exploration des renseignements ou des documents importants concernant Resolute ou une de ses filiales ou leurs éléments d'actif ou éléments de passif respectifs dans le cadre de l'examen par Esprit ou par Esprit Exploration de Resolute et de ses éléments d'actif. Aucune déclaration ou garantie contenue aux présentes et aucune déclaration contenue dans une annexe ou un autre document de divulgation fourni ou devant être fourni à Esprit ou à Esprit Exploration par Resolute aux termes des présentes ne contient ou ne contiendra une déclaration fausse à l'égard d'un fait important qui est nécessaire pour rendre les déclarations faites aux présentes ou dans ces documents non trompeuses.

ii) Tous les administrateurs et dirigeants de Resolute détenant environ 8 % des actions de Resolute, après dilution, se sont engagés à signer les conventions d'entiercement de Resolute selon le modèle joint aux présentes en annexe E.

4.3 Questions relatives à la protection des renseignements personnels

a) Les définitions qui suivent s'appliquent au présent paragraphe 4.3 :

(i) « **autorité compétente** » S'entend, à l'égard d'une personne, d'une opération ou d'un événement a) d'un organisme gouvernemental fédéral, provincial, municipal ou local (administratif, législatif, exécutif ou autre), national et(ou) étranger, b) d'un organisme, d'une autorité, d'une commission, d'une agence, d'un organisme réglementaire, d'une cour, d'une banque centrale ou d'une autre entité exerçant des pouvoirs ou des fonctions exécutives, législatives, judiciaires, d'imposition, de réglementation ou d'administration ou se rapportant au gouvernement, c) d'une cour, d'un arbitre, d'une commission ou d'un organisme exerçant des fonctions judiciaires, quasi judiciaires, administratives ou similaires et d) d'un autre organisme ou d'une autre entité créé sous la direction de l'une des entités qui précèdent ou autrement assujetti à la compétence de celles-ci, y compris une bourse ou un autre organisme semblable, dans chaque cas ayant compétence sur cette personne, cette opération ou cet événement.

(ii) « **loi applicable** » S'entend, relativement à une personne, une opération ou un événement, de toutes les dispositions applicables des lois, des textes de loi, des règles, des règlements, des directives officielles et des ordonnances émanant de toute autorité compétente ainsi que des conditions de l'ensemble des jugements, des ordonnances et des décrets émanant de cette autorité compétente par lesquels cette personne est liée ou qui s'appliquent à l'opération ou à l'événement en cause, y compris les lois sur la protection des renseignements personnels applicables.

(iii) « **lois sur la protection des renseignements applicables** » S'entend de l'ensemble des lois applicables concernant la protection des renseignements personnels et la collecte, l'utilisation et la divulgation de renseignements personnels dans tous les territoires applicables, notamment la *Loi sur la protection des renseignements personnels et les documents électroniques* (Canada) et(ou) toute loi provinciale comparable, y compris la loi intitulée *Personal Information Protection Act* (Alberta).

(iv) « **renseignements personnels** » S'entend des renseignements au sujet d'une personne physique transférés à Resolute par Esprit conformément à la présente convention et(ou) comme condition de l'opération.

b) Les parties aux présentes reconnaissent qu'elles sont tenues de se conformer en tout temps aux lois sur la protection des renseignements applicables qui régissent la collecte, l'utilisation et la divulgation de renseignements personnels obtenus par l'une ou l'autre ou divulgués à l'une ou l'autre partie aux termes de la présente convention ou relativement à celle-ci (les « **renseignements personnels divulgués** »).

c) Aucune partie ne doit utiliser les renseignements personnels divulgués à quelque fin que ce soit à l'exception des fins liées à l'exécution de la présente convention et à la réalisation de l'arrangement.

d) Chaque partie reconnaît et confirme que la divulgation de renseignements personnels est nécessaire afin d'établir si les parties doivent procéder à l'arrangement, et que la divulgation de renseignements personnels ne concerne que l'exercice des activités et la réalisation de l'arrangement.

e) Chaque partie reconnaît et confirme qu'elle a utilisé et qu'elle continuer à utiliser des technologies et des procédures convenables conformément aux lois applicables pour empêcher la perte ou la corruption des renseignements personnels divulgués, l'entrée ou l'accès non autorisé aux renseignements personnels divulgués, ou la collecte, le stockage, la divulgation, l'enregistrement, la reproduction, la modification, l'enlèvement, la suppression, l'utilisation ou un autre traitement non autorisé ou illégitime de ces renseignements personnels divulgués.

f) Chaque partie doit en tout temps préserver rigoureusement la confidentialité de tous les renseignements personnels divulgués qui lui ont été fournis et elle doit donner instruction aux employés et aux conseillers responsables du traitement de ces renseignements personnels divulgués de protéger la confidentialité de ces renseignements d'une manière conforme aux obligations auxquelles les parties sont tenues aux termes des présentes. Chaque partie doit s'assurer que l'accès aux renseignements personnels divulgués se limite aux employés ou conseillers de la partie en cause qui sont de bonne foi justifiés d'accéder à ces renseignements afin de réaliser l'arrangement.

g) Chaque partie doit aviser sans délai l'autre partie à la présente convention de l'ensemble des demandes de renseignements, des plaintes, des demandes d'accès et des réclamations dont cette partie est informée relativement aux renseignements personnels divulgués. Les parties doivent collaborer pleinement l'une avec l'autre et avec les personnes à qui les renseignements personnels se rapportent, ainsi qu'avec toute autorité compétente chargée de l'application des lois sur la protection des renseignements applicables, pour répondre à ces demandes de renseignements, plaintes, demandes d'accès et réclamations.

h) À l'expiration ou à la résiliation de la présente convention ou autrement à la demande raisonnable de l'une ou l'autre partie, l'autre partie doit immédiatement cesser toute utilisation des renseignements personnels qu'elle a acquis relativement à la présente convention et doit retourner à la partie les renseignements personnels divulgués ou, à la demande de la partie, les détruire d'une manière sûre (ainsi que toutes copies de ceux-ci).

ARTICLE 5
CONDITIONS PRÉALABLES

5.1 Conditions préalables réciproques

Les obligations respectives des parties de réaliser les opérations envisagées par les présentes et, en particulier l'arrangement, sont assujetties au respect, au plus tard à la date de prise d'effet ou à un autre moment déterminé, des conditions suivantes, dont n'importe laquelle peut être abandonnée avec le consentement réciproque de ces parties sous toutes réserves de leur droit d'invoquer n'importe quelle autre condition parmi celles-ci :

a) au plus tard le 5 avril 2005, l'ordonnance provisoire doit avoir été accordée dans une forme et une teneur dont Esprit, Esprit Exploration et Resolute, agissant raisonnablement, se déclarent chacune satisfaites, et cette ordonnance ne doit pas avoir été annulée ni modifiée, en appel ou autrement, d'une manière qu'Esprit, Esprit Exploration et Resolute, agissant raisonnablement, jugent inacceptable;

b) la résolution relative à l'arrangement doit avoir été adoptée par les porteurs de titres de Resolute, au plus tard le 31 mai 2005 conformément à l'ordonnance provisoire et dans une forme et une teneur dont Esprit, Esprit Exploration et Resolute, agissant raisonnablement, se déclarent chacune satisfaites;

c) si des droits à la dissidence sont conférés aux porteurs de titres de Resolute aux termes de l'ordonnance provisoire, les porteurs d'au plus 5 % des titres de Resolute en circulation doivent avoir exercer des droits à la dissidence à l'égard de l'arrangement, sans avoir retirer leur avis de dissidence, à la date de prise d'effet;

d) au plus tard le 31 mai 2005, l'ordonnance définitive doit avoir été rendue dans une forme et une teneur qu' Esprit, Esprit Exploration et Resolute, agissant raisonnablement, jugent satisfaisantes;

e) les clauses de l'arrangement devant être déposées auprès du registrateur conformément à l'arrangement doivent être établies dans une forme et une teneur qu'Esprit, Esprit Exploration et Resolute, agissant raisonnablement, jugent chacune satisfaisantes;

f) l'arrangement doit avoir pris effet au plus tard le 31 mai 2005;

g) Esprit, Esprit Exploration et Resolute doivent conclure des ententes écrites prenant effet à la date de prise d'effet que Resolute, agissant raisonnablement, juge satisfaisantes et aux termes desquelles Esprit et Esprit Exploration s'engagent à ce que, pendant une période de six ans à compter de la date de prise d'effet, Esprit et(ou) Esprit Exploration fasse en sorte que soient maintenues en vigueur les polices actuelles d'assurance de responsabilité des administrateurs et des dirigeants souscrites (il est prévu qu'Esprit ou Esprit Exploration peuvent remplacer ces polices par des polices offrant au moins la même couverture, prévoyant les mêmes montants et contenant des modalités et des conditions qui ne sont pas moins avantageuses) prévoyant une couverture sur une base « *trailing* » ou « *run-off* » pour tous les anciens et actuels administrateurs et dirigeants de Resolute à l'égard des réclamations découlant de faits ou d'événements qui se sont produits avant la date de prise d'effet;

h) la TSX ou la Bourse de croissance TSX doivent avoir inscrit conditionnellement la totalité des actions ordinaires d'ExploreCo pouvant être émises aux termes de l'arrangement, y compris les actions ordinaires d'ExploreCo émises dans le cadre du placement privé d'ExploreCo, et les bons de souscriptions d'actions d'ExploreCo qui peuvent être émis aux termes des régimes incitatifs d'ExploreCo;

i) le délai d'attente applicable de l'article 123 de la Loi sur la concurrence doit avoir expiré et : (i) un certificat de décision préalable (un « CDP ») aux termes de l'article 102 de la Loi sur la concurrence doit avoir été délivré par le commissaire de la concurrence (le « **commissaire** ») nommé en vertu de la Loi sur la concurrence et (ii) une « lettre de non-intervention » dont Esprit et Resolute, agissant raisonnablement, se déclarent chacune satisfaites, indiquant que le commissaire a décidé de ne pas présenter de demande en vue d'obtenir une ordonnance en vertu de l'article 92 de la Loi sur la concurrence doit avoir été reçue du commissaire, et Esprit et Resolute, agissant raisonnablement, doivent chacune juger acceptables les modalités et les conditions se rattachant à toute lettre semblable; et, de plus, si le CDP ou la lettre de non-intervention mentionnés aux points (i) ou (ii) est délivré, il ne doit pas y avoir de demande imminente ou réelle de la part du commissaire en vue d'obtenir une ordonnance en vertu des articles 92 ou 100 de la Loi sur la concurrence;

j) il ne doit y avoir aucune mesure prise en vertu d'une loi ou d'un règlement applicable existant, non plus qu'un texte de loi, une règle ou une ordonnance qui est adopté, appliqué, promulgué ou émis par un tribunal, un ministère, une commission, un conseil, un organisme de réglementation, un gouvernement ou une autorité gouvernementale ou un organisme similaire, national ou étranger :

(i) qui rend illégal ou qui autrement limite, interdit ou prohibe, directement ou indirectement, l'arrangement ou toutes autres opérations envisagées aux présentes; ou

(ii) qui entraîne un jugement ou une évaluation de dommages-intérêts importants se rapportant directement ou indirectement aux opérations envisagées aux présentes.

Les conditions qui précèdent sont à l'avantage réciproque d'Esprit, d'Esprit Exploration et de Resolute et peuvent être invoquées par Esprit, Esprit Exploration et Resolute, indépendamment des circonstances et Esprit, Esprit Exploration et Resolute (à l'égard de cette partie) peuvent y renoncer à leur appréciation entière, en totalité ou une partie, en tout temps et de temps à autre sous toutes réserves de tous autres droits dont Esprit, Esprit Exploration ou Resolute peuvent disposer.

5.2 Conditions supplémentaires applicables aux obligations d'Esprit

L'obligation d'Esprit et d'Esprit Exploration de réaliser les opérations envisagées par les présentes et, en particulier, l'arrangement, est assujettie au respect, au plus tard à la date de prise d'effet ou à un autre moment déterminé, des conditions suivantes :

a) Resolute doit avoir posté la circulaire d'information de Resolute et les autres documents requis relativement à l'assemblée de Resolute au plus tard le 31 mars 2005;

b) chacun des gestes qui doit être accompli et des engagements qui doivent être pris par Resolute au plus tard à la date de prise d'effet aux termes de la présente convention doivent avoir été exécutés en bonne et due forme par Resolute;

c) au moins 90 % des options d'achat d'actions de Resolute doivent avoir été levées immédiatement avant l'heure de prise d'effet;

d) Resolute doit avoir fourni à Esprit et à Esprit Exploration ce qui suit :

(i) des copies certifiées des résolutions adoptées en bonne et due forme par le conseil d'administration de Resolute approuvant la présente convention et la réalisation des opérations envisagées par les présentes; et

(ii) des copies certifiées des résolutions des porteurs de titres de Resolute, adoptées en bonne et due forme à l'assemblée de Resolute et approuvant la résolution relative à l'arrangement;

e) sauf dans la mesure où elles sont touchées par les opérations envisagées par la présente convention, les déclarations et les garanties de Resolute figurant au paragraphe 4.2 doivent être véridiques, à tous égards importants, à la date de prise d'effet avec le même effet que si ces déclarations et ces garanties avaient été données à ce moment et Resolute doit s'être conformée, à tous égards importants, aux engagements auxquels elle est tenue dans la présente convention, et Esprit et Esprit Exploration doivent avoir reçu une attestation en ce sens portant la date de prise d'effet et émanant du président de Resolute et d'un autre haut dirigeant de celle-ci, agissant uniquement pour le compte de Resolute et non en leur qualité personnelle, selon ce qu'ils savent ou ce qu'ils croient après avoir fait une enquête raisonnable et Esprit et Esprit Exploration n'ayant aucune connaissance indiquant le contraire, attestation qu'Esprit et Esprit Exploration, agissant raisonnablement, jugent acceptable;

f) il ne doit pas s'être produit après ou avant la date des présentes de changement qui n'a pas été divulgué publiquement avant la date des présentes ou déjà divulgué par écrit avant la date des présentes à Esprit ou à Esprit Exploration (ou une condition, un événement ou un fait concernant un changement éventuel) dans les activités, les affaires, l'exploitation, les éléments d'actif, la structure du capital, la situation financière, les perspectives, les licences, les permis, les droits, les privilèges ou les obligations, contractuelles ou autres, de Resolute et qui, de l'avis d'Esprit et d'Esprit Exploration, agissant raisonnablement, ont une incidence défavorable importante pour Resolute à l'exception : (i) d'un changement résultant directement d'une mesure prise par Resolute aux termes du budget actuel de 2005 de Resolute tel que divulgué à Esprit ou auquel Esprit ou Esprit Exploration a consenti par écrit, (ii) d'un changement dans les éléments d'actif d'ExploreCo, (iii) d'un changement résultant de conditions touchant l'industrie du pétrole et du gaz au Canada, notamment des changements dans le cours des produits de base ou les taxes ou les impôts de quelque nature que ce soit en tout temps ou (iv) de la survenance, de l'évolution, de l'entrée en vigueur ou de l'existence d'un événement, d'une mesure, d'un état, d'une situation ou d'un événement financier important ayant des répercussions à l'échelle nationale ou internationale ou d'une loi, d'un règlement, d'une mesure, d'un règlement gouvernemental, d'une demande de renseignement ou d'un autre événement de quelque nature que ce soit qui a une incidence défavorable importante ou qui touche les marchés financiers au Canada ou aux États-Unis en général ou la situation financière, les activités, l'exploitation, les éléments d'actif, les affaires ou les perspectives de Resolute;

g) Resolute doit avoir remis ses états financiers vérifiés, y compris le rapport de son vérificateur et la lettre de conclusion concernant la vérification à Esprit et à Esprit Exploration dès que raisonnablement possible.

Les conditions du présent paragraphe 5.2 sont stipulées à l'avantage exclusif d'Esprit et d'Esprit Exploration et Esprit et Esprit Exploration peuvent les invoquer indépendamment des circonstances ou Esprit peut y renoncer, à son appréciation entière, en totalité ou une partie, en tout temps et de temps à autre, sous toutes réserves de tous autres droits dont Esprit et Esprit Exploration peuvent disposer.

5.3 Conditions supplémentaires applicables aux obligations de Resolute

L'obligation de Resolute de réaliser les opérations envisagées par les présentes et, en particulier, l'arrangement, est assujettie au respect, au plus tard à la date de prise d'effet ou à un autre moment déterminé, des conditions suivantes :

a) chacun des gestes qui doit être accompli et des engagements qui doivent être pris par Esprit ou Esprit Exploration au plus tard à la date de prise d'effet aux termes de la présente convention doivent avoir été exécuté en bonne et due forme par Esprit ou Esprit Exploration, selon le cas;

b) Esprit et Esprit Exploration doivent avoir fourni à Resolute des copies certifiées des résolutions adoptées en bonne et due forme par les fiduciaires d'Esprit et par le conseil d'administration d'Esprit Exploration approuvant la présente convention et la réalisation des opérations envisagées par les présentes;

c) sauf dans la mesure où elles sont touchées par les opérations envisagées par la présente convention, les déclarations et les garanties d'Esprit et d'Esprit Exploration contenues au paragraphe 4.1 doivent être véridiques, à tous égards importants, à la date de prise d'effet avec le même effet que si ces déclarations avaient été faites et ces garanties avaient été données à ce moment, et Esprit et Esprit Exploration doivent avoir respecté, à tous égards importants, les engagements auxquels ils sont tenus aux termes de la présente convention et Resolute doit avoir reçu un certificat en ce sens portant la date de prise d'effet et émanant du président d'Esprit Exploration et d'un autre haut dirigeant de celle-ci, agissant uniquement pour le compte d'Esprit et d'Esprit Exploration et non en leur qualité personnelle, selon ce qu'ils savent et ce qu'ils croient

après avoir fait une enquête raisonnable et Resolute n'ayant aucune connaissance indiquant le contraire, attestation que Resolute, agissant raisonnablement, juge acceptable;

d) les paiements mentionnés aux alinéas 3.2 d) et 3.2 e) et les paiements aux termes des ententes écrites fournies à Esprit doivent avoir été faits (ou les dispositions en vue d'effectuer ces paiements doivent avoir été prises à la satisfaction de Resolute) aux administrateurs, dirigeants et employés de Resolute à la date de prise d'effet; et

e) il ne doit pas s'être produit après ou avant la date des présentes de changement qui n'a pas été divulgué publiquement avant la date des présentes ou déjà divulgué par écrit avant la date des présentes à Resolute (ou une condition, un événement ou un fait concernant un changement éventuel) dans les activités, les affaires, l'exploitation, les éléments d'actif, la structure du capital, la situation financière, les perspectives, les licences, les permis, les droits, les privilèges ou les obligations, contractuelles ou autres, d'Esprit, considérée comme un tout, et qui, de l'avis de Resolute, agissant raisonnablement, ont une incidence défavorable importante pour Esprit, considérée comme un tout, à l'exception : (i) d'un changement résultant directement d'une mesure prise par Esprit ou Esprit Exploration à laquelle Resolute a consenti par écrit, (ii) d'un changement résultant de conditions touchant l'industrie du pétrole et du gaz au Canada, notamment des changements dans le cours des produits de base ou les taxes ou les impôts de quelque nature que ce soit en tout temps ou (iii) de la survenance, de l'évolution, de l'entrée en vigueur ou de l'existence d'un événement, d'une mesure, d'un état, d'une situation ou d'un événement financier important ayant des répercussions à l'échelle nationale ou internationale ou d'une loi, d'un règlement, d'une mesure, d'un règlement gouvernemental, d'une enquête ou d'un autre événement de quelque nature que ce soit qui a une incidence défavorable importante ou qui touche les marchés financiers au Canada ou aux États-Unis en général ou la situation financière, les activités, l'exploitation, les éléments d'actif, les affaires ou les perspectives d'Esprit, considérée comme un tout.

Les conditions du présent paragraphe 5.3 sont stipulées à l'avantage exclusif de Resolute et Resolute peut les invoquer indépendamment des circonstances ou Resolute peut y renoncer à son appréciation entière, en totalité ou une partie, en tout temps et de temps à autre, sous toutes réserves de tous autres droits dont Resolute peut disposer.

5.4 Avis et effet du défaut de se conformer aux conditions

a) Esprit, Esprit Exploration et Resolute doivent chacune aviser sans délai les autres parties de la survenance, ou du défaut de survenir, en tout temps à compter de date des présentes jusqu'à la date de prise d'effet d'un événement ou d'une situation de fait dont la survenance ou le défaut de survenir aurait comme effet ce qui suit ou serait susceptible d'avoir comme effet ce qui suit : (i) faire en sorte qu'une des déclarations ou des garanties d'une partie contenues aux présentes soit fausse ou inexacte à un égard important ou (ii) entraîne le défaut de respecter un engagement, une condition ou une entente qu'une partie doit respecter aux termes des présentes; toutefois, il est prévu qu'aucun avis semblable n'a incidence sur les déclarations ou les garanties des parties ou les conditions se rattachant aux obligations auxquelles les parties sont tenues aux termes des présentes.

b) Si une des conditions préalables énoncées aux paragraphes 5.1, 5.2 ou 5.3 des présentes n'est pas respectée ou abandonnée par la ou les parties au bénéfice desquelles ces conditions sont prévues au plus tard à la date requise pour leur réalisation, une partie au bénéfice de laquelle une condition préalable est prévue peut, en plus de tous les autres recours dont elle peut disposer en droit ou en *equity*, annuler et résilier la présente convention; étant entendu qu'avant le dépôt des clauses de l'arrangement en vue de donner effet à l'arrangement, la partie qui a l'intention d'exercer ce droit d'annulation et de résiliation ait remis un avis écrit à l'autre partie précisant avec suffisamment de détails tous les manquements aux engagements, déclarations et garanties ou aux autres questions que la partie qui remet cet avis invoque comme fondement de la non-réalisation des conditions préalables applicables et qu'elle donne à l'autre partie un délai de 48 heures pour remédier aux

manquements avant la date de prise d'effet de l'annulation ou de la résiliation. Une partie peut remettre plus d'un avis semblable.

5.5 Respect des conditions

Les conditions énoncées au présent article 5 sont réputées de manière concluante avoir été respectées ou avoir fait l'objet d'une renonciation ou d'une libération lorsque, avec l'accord des parties, les clauses de l'arrangement sont déposées aux termes de l'ABCA pour donner effet à l'arrangement.

ARTICLE 6
ENTENTE QUANT AUX DOMMAGES ET AUTRES DISPOSITIONS

6.1 Dommages causés à Esprit

Si, en tout temps après la signature de la présente convention :

a) le conseil d'administration de Resolute a retiré ou modifié une de ses recommandations ou décisions mentionnées aux alinéas 3.2 m) et 4.2 o) d'une manière défavorable pour Esprit ou a résolu de le faire avant la date de prise d'effet autrement que par suite d'un cas de dommages causés à Resolute ou d'un changement mentionné à l'alinéa 5.3 e);

b) une proposition d'acquisition de bonne foi est annoncée publiquement, proposée, offerte ou faite aux actionnaires de Resolute ou à Resolute et : (i) les actionnaires de Resolute n'approuvent pas l'arrangement et (ii) cette proposition d'acquisition est réalisée dans les 6 mois suivant la date de la présente convention;

c) Resolute accepte, recommande, approuve ou conclut une convention (autre qu'une entente de confidentialité) en vue de mettre en œuvre une meilleure proposition avant la date de prise d'effet ou la résiliation ou l'expiration de la présente convention;

d) Resolute manque à un des engagements auxquels elle est tenue aux termes du paragraphe 3.4 ou viole délibérément une autre déclaration qu'elle a faite, une autre garantie qu'elle a donnée ou un autre engagement qu'elle a pris dans la présente convention, laquelle violation, individuellement ou globalement empêcherait sensiblement le respect d'une condition de l'arrangement ou la réalisation de l'arrangement; ou

e) Resolute manque à une des déclarations qu'elle a faites, à une des garanties qu'elle a données ou à un des engagements qu'elle a pris dans la présente convention (autrement qu'une violation délibérée mentionnée à l'alinéa 6.1 d)), laquelle violation, individuellement ou globalement, empêcherait sensiblement le respect d'une condition à l'arrangement ou la réalisation de l'arrangement,

(chacun des cas susmentionnés étant appelé un « **cas de dommages causés à Esprit** »), advenant la résiliation de la présente convention aux termes des alinéas 8.1 c) or d), Resolute doit payer à Esprit 9 millions de dollars (dans le cas d'un événement mentionné aux alinéas 6.1 a), b), c) ou d)) ou 2 millions de dollars (dans le cas d'un événement mentionné à l'alinéa 6.1 e)) à titre de dommages-intérêts prédéterminés en fonds immédiatement disponibles dans un compte désigné par Esprit et Esprit Exploration dans un délai d'un jour ouvrable suivant le premier à survenir des événements susmentionnés et, après cet événement mais avant le paiement de ce montant, Resolute est réputée détenir ces fonds en fiducie pour Esprit. Resolute n'est tenue que de verser un maximum de 9 millions de dollars aux termes du présent. 6.1.

6.2 Dommages-intérêts prédéterminés

Resolute reconnaît que tous les montants de paiement prévus au présent article 6 constituent des paiements de dommages-intérêts prédéterminés et constituent une estimation préalable

véritable des dommages-intérêts qu'Esprit et Esprit Exploration subiront par suite de l'événement occasionnant ces dommages-intérêts et de la résiliation consécutive de la présente convention, et ne constituent pas des pénalités. Resolute renonce irrévocablement à tout droit dont elle peut jouir de soulever comme moyen de défense le fait que ces dommages-intérêts prédéterminés sont excessifs ou punitifs. Il est entendu que les parties conviennent que le paiement du montant aux termes du présent article 6 constitue le seul remède pécuniaire d'Esprit, d'Esprit Exploration ou de Resolute. Aucune stipulation des présentes n'empêche Esprit ou Esprit Exploration de solliciter une injonction pour empêcher un manquement ou un manquement imminent aux engagements ou aux ententes énoncées dans la présente convention ou dans l'entente de confidentialité ou autrement d'obtenir l'exécution en nature d'un acte, d'un engagement ou d'une entente semblable sans qu'il soit nécessaire de verser un cautionnement ou de donner une garantie à cet égard.

6.3 Dommages causés à Resolute

Si, en tout temps après la signature de la présente convention, Esprit ou Esprit Exploration manque à l'une des déclarations qu'elle a faites, à l'une des garanties qu'elle a données ou à l'un des engagements qu'elle a pris dans la présente convention, lequel manquement, individuellement ou globalement, nuirait sensiblement au respect d'une condition à l'arrangement ou à la réalisation de l'arrangement (soit un « **cas de dommages causés à Resolute** »), advenant la résiliation de la présente convention aux termes de l'alinéa 8.1 e), Esprit doit payer à Resolute 2 millions de dollars à titre de dommages-intérêts prédéterminés en fonds immédiatement disponibles dans un compte désigné par Resolute dans un délai d'un jour ouvrable suivant le manquement susmentionné et, après cet événement mais avant le paiement de ce montant, Esprit est réputée détenir ces fonds en fiducie pour Resolute.

ARTICLE 7
MODIFICATION

7.1 Modification

La présente convention peut, en tout temps et de temps à autre avant ou après la tenue de l'assemblée de Resolute, être modifiée au moyen d'un accord écrit des parties aux présentes sans, sous réserve des lois applicables, autre avis à l'intention de leurs porteurs de titres respectifs ni autorisation de leur part et toute modification semblable peut, notamment :

a) modifier le délai d'exécution d'une des obligations ou d'un des gestes des parties;

b) renoncer à une inexactitude ou modifier une déclaration ou une garantie contenue aux présentes ou dans un document remis aux termes des présentes;

c) renoncer au respect d'un des engagements contenu aux présentes ou modifier un tel engagement et renoncer à l'exécution d'une des obligations des parties ou modifier une telle obligation; ou

d) renoncer au respect de toutes autres conditions préalables contenues aux présentes ou modifier une telle condition;

il est prévu qu'aucune modification semblable ne réduit la contrepartie qu'un porteur de titres de Resolute doit recevoir ni n'a incidence défavorable sur celle-ci sans l'approbation des porteurs de titres de Resolute donnée de la même manière que celle qui est requise pour l'approbation de l'arrangement ou selon ce que la Cour peut ordonner.

ARTICLE 8
RÉSILIATION

8.1 Résiliation

La présente convention peut être résiliée en tout temps jusqu'à la date de prise d'effet :

a) avec l'accord écrit réciproque d'Esprit et de Resolute;

b) de la manière prévue aux paragraphes 5.1, 5.2 et 5.3;

c) par Esprit, à la survenance d'un cas de dommages causés à Esprit, tel que prévu au paragraphe 6.1; étant entendu qu'advenant un cas de dommages causés à Esprit mentionné à l'alinéa 6.1 a), la présente convention ne peut être résiliée par Esprit, à moins que les porteurs de titres de Resolute n'approuvent pas l'arrangement de la manière requise dans l'ordonnance provisoire ou que l'arrangement ne soit pas soumis à leur approbation;

d) par Resolute, à la survenance d'un cas de dommages causés à Esprit et le paiement par Resolute à Esprit du montant requis par le paragraphe 6.1;

e) par Esprit, à la survenance d'un cas de dommages causés à Resolute et le paiement par Esprit à Resolute du montant requis par le paragraphe 6.3; ou

f) par Resolute, à la survenance d'un cas de dommages causés à Resolute de la manière prévue au paragraphe 6.3.

Advenant la résiliation de la présente convention dans les circonstances énoncées aux alinéas a) à f) du présent paragraphe 8.1, la présente convention devient immédiatement nulle et aucune partie n'a de responsabilité ou d'autre obligation envers l'autre partie aux termes des présentes, sauf à l'égard des obligations énoncées à l'article 6 ou autrement précisées à cet article, qui subsistent à cette résiliation.

ARTICLE 9
AVIS

9.1 Avis

Tous les avis qui peuvent ou doivent être donnés aux termes d'une stipulation de la présente convention doivent être donnés ou faits par écrit et signifiés en mains propres ou envoyés par télécopieur aux adresses suivantes :

a) dans le cas d'Esprit et Esprit Exploration :

606 – 4th Street S.W., bureau 900
Calgary (Alberta) T2P 1T1

À l'attention de M. Stephen J. Savidant, président et chef de la direction
Télécopieur : (403) 213-3710

avec une copie à l'adresse suivante :

Burnet, Duckworth & Palmer LLP
350 – 7th Avenue S.W., bureau 1400
Calgary (Alberta) T2P 3N9

À l'attention de Me Grant A. Zawalsky
Télécopieur : (403) 260-0332

b) dans le cas de Resolute :

2500, Bow Valley Square III
Calgary (Alberta) T2P 3G6

À l'attention de M. Brian Lemke, président et chef de la direction
Télécopieur : (403) 234-0322

avec une copie à l'adresse suivante :

Bennett Jones LLP
855 – 2nd Street S.W., bureau 4500
Calgary (Alberta) T2P 4K7

À l'attention de Me Robert R. Rooney
Télécopieur : (403) 265-7219

ou à une autre adresse dont les parties peuvent, de temps à autre, informer les autres parties aux présentes au moyen d'un avis écrit. La date ou l'heure de réception de tout avis semblable est réputé être la date de sa remise ou le moment de la réception de cette télécopie.

ARTICLE 10
GÉNÉRALITÉS

10.1 Effet obligatoire

La présente convention est stipulée à l'avantage des parties aux présentes et les lie.

10.2 Cession

Aucune partie à la présente convention ne peut céder un des droits qui lui sont conférés ou une des obligations qui lui sont imposées aux termes de la présente convention sans le consentement écrit préalable de l'autre partie.

10.3 Divulgation

Chaque partie doit obtenir le consentement préalable, qui ne saurait être refusé sans motif valable, de l'autre partie avant d'émettre, ou de permettre à un administrateur, un dirigeant, un employé ou un mandataire d'émettre, un communiqué de presse ou une autre déclaration écrite à l'égard de la présente convention ou des opérations envisagées par les présentes. Malgré ce qui précède, si une partie est tenue, en vertu de la loi ou d'un règlement administratif de faire une divulgation concernant les opérations envisagées par les présentes, cette divulgation peut être faite, mais cette partie doit consulter l'autre partie quant au libellé de cette divulgation, avant qu'elle ne soit faite.

10.4 Frais

À l'exception de ce qui est envisagé aux présentes (y compris les paragraphes 6.1 et 6.3 des présentes), chaque partie aux présentes s'engage à assumer ses propres frais et dépenses relativement aux opérations envisagées par les présentes. Esprit et Resolute assument à parts égales tous les droits de dépôt payables pour les demandes présentées aux termes de la Loi sur la concurrence à l'égard des opérations envisagées par l'arrangement.

10.5 Autonomie des clauses

Si une ou plusieurs des stipulations, ou des parties de celle-ci, contenues dans la présente convention sont ou deviennent invalides, illégales ou non exécutoires à un égard dans un territoire, les autres stipulations, ou parties de celles-ci, contenues aux présentes en sont et en sont réputées être de manière concluante, quant à ce territoire, dissociables et :

a) la validité, la légalité ou le caractère exécutoire des autres stipulations, ou parties de celles-ci, ne sont aucunement touchés ou compromis par la dissociation des stipulations, ou des parties de celles-ci, qui sont ainsi dissociées; et

b) l'invalidité, l'illégalité ou le caractère non exécutoire d'une stipulation, ou d'une partie de celle-ci, contenus dans la présente convention dans un territoire ne touchent pas ni ne compromettent cette stipulation, ou cette partie de celle-ci, ni aucune autre stipulation de la présente convention dans un autre territoire.

10.6 Autres garanties

Chaque partie aux présentes doit, de temps à autre et à tous moments ultérieurs, à la demande de l'autre partie aux présentes, mais sans autre contrepartie, accomplir tous les autres gestes, et signer et remettre tous les autres documents et actes qui peuvent être raisonnablement requis afin d'exécuter et de réaliser pleinement les conditions et l'objet des présentes.

10.7 Rigueur des délais

Les délais prévus dans la présente convention sont de rigueur.

10.8 Droit applicable.

La présente convention doit être régie et interprétée conformément aux lois de la province de l'Alberta et les parties aux présentes s'en remettent irrévocablement à la compétence des tribunaux de la province de l'Alberta.

10.9 Renonciation

Aucune renonciation par une partie ne prend effet, à moins d'être faite par écrit et toute renonciation ne touche que la question ou l'événement indiqué précisément et ne s'étend à aucune autre question ni à aucun autre événement.

10.10 Limitation de la responsabilité des fiduciaires

Les parties aux présentes reconnaissent qu'Esprit Exploration conclut la présente convention pour le compte d'Esprit et que les obligations auxquelles Esprit est tenue aux termes des présentes ne lie pas personnellement la Société de fiducie Computershare du Canada ni aucun des porteurs de parts d'Esprit et que tout recours intenté de quelque manière que ce soit contre Esprit ou un porteur de parts à l'égard d'une dette, d'une obligation ou d'une responsabilité d'Esprit survenant aux termes des présentes ou survenant relativement aux présentes ou découlant des questions auxquelles la présente convention se rapporte, le cas échéant, notamment les réclamations fondées sur la négligence ou le comportement autrement fautif, se limite au Fonds en fiducie, au sens de l'acte de fiducie, tel que modifié de temps à autre, et doit être acquitté uniquement par prélèvement sur ce fonds.

10.11 Exemplaires multiples

La présente convention peut être signée en plusieurs exemplaires, dont chacun, individuellement, est réputé constituer un original et dont tous, collectivement, constituent un seul et même acte.

EN FOI DE QUOI, les parties ont signé la convention à la première date qui y est mentionnée.

ESPRIT ENERGY TRUST, par Esprit Exploration Ltd.

Par : (Signé)

Par : (Signé)

ESPRIT EXPLORATION LTD.

Par : (Signé)

Par : (Signé)

RESOLUTE ENERGY INC.

Par : (Signé)

Par : (Signé)

Exemption Number
82-34890

RAPPORT DE GESTION

Ce rapport de gestion est en date du 17 mars 2005.

Le présent rapport de gestion doit être lu parallèlement aux états financiers consolidés vérifiés de Esprit Energy Trust (« la Fiducie ») pour la période de douze mois terminée le 31 décembre 2004 et parallèlement aux états financiers consolidés vérifiés et au rapport de gestion de l'exercice terminé le 31 décembre 2003. Tous les montants sont en dollars canadiens, à moins d'indication contraire. Toute mention de « Esprit » ou de « la Fiducie » désigne « Esprit Energy Trust », et toute mention de « la Société » désigne « Esprit Exploration Ltd. ». La Fiducie est un fonds de placement à capital variable établi aux termes d'un acte de fiducie. La Société est une filiale de la Fiducie.

Les données par action reflètent le regroupement des actions de la Société, à raison de quatre pour une, qui fait suite au plan d'arrangement entré en vigueur le 1er octobre 2004.

Les montants par baril équivalent pétrole (« bep ») ont été calculés d'après un taux de conversion égal à 6 000 pieds cubes de gaz naturel pour un baril (« b ») de pétrole. Les bep peuvent être trompeurs, surtout si on les emploie de façon isolée. Un ratio de bep de 1 b : 6 000 pi^3 repose sur une méthode d'équivalence énergétique applicable à la pointe du brûleur et non à la tête du puits. Les termes « volume de production » et « production » s'entendent du volume net des ventes.

Ce rapport contient des termes fréquemment utilisés dans l'industrie pétrolière et gazière qui représentent des mesures non définies selon les principes comptables généralement reconnus (« PCGR ») du Canada; ces mesures sont donc hors PCGR. De telles mesures ne sont pas censées remplacer les mesures conformes aux PCGR, ni être plus significatives que celles-ci, pour indiquer le rendement financier de la Fiducie ou le rendement de son exploitation. Les mesures hors PCGR présentées ne sont pas normalisées et peuvent donc ne pas se prêter à une comparaison avec d'autres mesures désignées de la même façon par d'autres entités. Le présent rapport contient les mesures hors PCGR suivantes.

1. Flux de trésorerie – soit les flux de trésorerie provenant de l'exploitation, avant les variations des éléments hors caisse du fonds de roulement. La Fiducie considère les flux de trésorerie comme une mesure clé, car ils indiquent la capacité de la Fiducie à générer les flux de trésorerie nécessaires pour effectuer des distributions, rembourser la dette et financer les dépenses en immobilisations. Les flux de trésorerie par part sont calculés d'après le même nombre de parts pour une période donnée que celui qui est utilisé dans le calcul du bénéfice net par part.
2. Dette nette – soit la dette bancaire, plus le passif à court terme, moins l'actif à court terme. La dette nette est utile pour mesurer le levier financier de la Fiducie.
3. Ratio dette à long terme–flux de trésorerie – soit la dette à long terme totale inscrite au bilan, divisée par les flux de trésorerie (tels qu'ils sont définis ci-dessus). Le ratio dette à long terme–flux de trésorerie est une mesure utile qui permet de comparer le levier financier de la Fiducie avec celui de pairs.
4. Revenu net – soit le total des produits par bep, moins les redevances par bep, les frais d'exploitation par bep et les frais généraux et administratifs par bep. Le total des bep est calculé

en multipliant la production quotidienne moyenne par le nombre de jours de la période. Le revenu net est une mesure utile pour comparer l'exploitation de la Fiducie avec celle de pairs.

Ce rapport de gestion contient des informations prospectives concernant la Fiducie. Les expressions telles que « prévoir », « s'attendre à », « continuer », « estimer », « pouvoir », « projeter », « croire que », « perspectives » et d'autres expressions similaires, ainsi que l'emploi du futur, visent à faire ressortir les déclarations prospectives. Ces déclarations comportent des risques, des incertitudes et d'autres facteurs, connus ou inconnus, qui peuvent créer un écart important entre les résultats ou événements réels et les prévisions contenues dans nos déclarations prospectives. Nous croyons que ces prévisions sont raisonnables. Toutefois, nous ne pouvons garantir qu'elles se concrétiseront. Le lecteur ne doit pas se fier excessivement aux déclarations prospectives contenues dans ce rapport. Celles-ci ne sont valables qu'en date des présentes.

Les résultats réels de la Fiducie peuvent différer de manière importante des prévisions faites dans les déclarations prospectives, en raison des facteurs de risque mentionnés ci-dessous et ailleurs dans ce rapport de gestion, notamment les suivants :

- la volatilité des prix du pétrole et du gaz naturel;
- les risques inhérents aux activités pétrolières et gazières de la Fiducie;
- les problèmes d'ordre géologique et technique, et les problèmes liés au forage et au traitement;
- la conjoncture économique;
- la réglementation gouvernementale;
- la fluctuation des taux de change et des taux d'intérêt;
- les événements imprévus touchant l'exploitation qui peuvent réduire la production, sinon provoquer un arrêt de la production ou un retard dans la production;
- l'impossibilité d'obtenir, s'il y a lieu, le consentement et l'autorisation d'un partenaire et d'autres tiers;
- la nécessité d'obtenir les autorisations nécessaires des organismes de réglementation;
- les autres facteurs mentionnés sous la rubrique « Risque d'exploitation et autres risques d'entreprise » du présent rapport de gestion.

PLAN D'ARRANGEMENT

Le 1er octobre 2004, la Société a réalisé une restructuration aux termes d'un plan d'arrangement (l'« arrangement ») qui a donné naissance à Esprit Energy Trust (la « fiducie ») et à ProspEx Resources Ltd. (« ProspEx »). L'arrangement, qui avait été approuvé par les actionnaires le 27 septembre 2004, est entré en vigueur le 1er octobre 2004. Par suite de l'arrangement, les actionnaires de Esprit ont reçu, pour chaque action détenue, 0,25 part de fiducie de catégorie A ou part de fiducie de catégorie B ou action échangeable de la Fiducie, selon leur lieu de résidence et selon leur choix, ainsi que 0,20 action ordinaire de ProspEx et un montant en espèces de 0,22 $ par action. Le 5 octobre 2004, les parts de la Fiducie et les actions ordinaires de ProspEx ont commencé à être négociées à la Bourse de Toronto, en tant que titres distincts.

Concrètement, la Fiducie a acquis environ 90 % des actifs de production de l'ancienne société. Le reste des actifs de la Société, soit certains actifs pondérés de production et d'exploration de gaz naturel et certains terrains inexploités, a été cédé à ProspEx. Compte tenu de l'arrangement, les états financiers de la Fiducie ont été dressés selon la méthode de la continuité des intérêts communs, la Fiducie étant considérée comme le successeur de Esprit Exploration Ltd. Par conséquent, les états financiers consolidés de l'exercice terminé le 31 décembre 2004 reflètent la situation financière, les résultats d'exploitation et les flux de trésorerie de la Fiducie comme si celle-ci avait toujours exercé les activités de la Société. Tous les chiffres correspondants d'exercices antérieurs compris dans les états financiers consolidés et ce rapport de gestion sont les anciens résultats consolidés de la Société et ils ne seront donc pas comparables pour toutes les périodes présentées.

En vertu de l'arrangement, les actifs nets suivants ont été cédés à ProspEx :

Immobilisations	38 843 $
Actif d'impôts futurs	8 353
Dette à long terme	(10 655)
Obligations liées à la mise hors service d'immobilisations	(3 492)
Actifs nets cédés	33 049 $

VISION, ACTIVITÉS PRINCIPALES ET STRATÉGIE

Esprit est une fiducie canadienne du secteur de l'énergie, traditionnelle et indépendante, qui se consacre à la production et à la mise en valeur de pétrole et de gaz naturel dans l'Ouest canadien. Les principaux actifs de la Fiducie se trouvent en Alberta et en Saskatchewan. Ce qui caractérise l'exploitation de la Fiducie, ce sont ses actifs durables, axés sur l'exploitation du gaz.

Au 31 décembre 2004, selon l'évaluation de ses propres ingénieurs pétroliers indépendants, la Fiducie détenait des réserves prouvées totalisant 38,2 millions de bep. Sur ce total, les réserves prouvées exploitées s'établissaient à près de 30,6 millions de bep. La production de la Fiducie est fortement pondérée en gaz naturel et en liquides de gaz naturel, alors que le pétrole ne représentait, au 31 décembre 2004, qu'environ 5 % de la production totale.

La Fiducie distribue un pourcentage élevé de ses flux de trésorerie à ses porteurs de parts. Les flux de trésorerie non distribués servent à financer la recherche et la mise en valeur de réserves de pétrole et de gaz naturel, et, dans une perspective d'optimisation, la production existante. À la fin de 2004, la Fiducie disposait d'une superficie nette d'environ 165 000 acres de terrains inexploités, qu'elle pourra éventuellement mettre en valeur et exploiter.

La Fiducie a pour stratégie de stabiliser ses distributions et de maximiser à long terme la valeur pour les porteurs de parts. Au besoin, la Fiducie s'associera à des coentrepreneurs afin de tempérer les risques que représentent les activités de recherche et de mise en valeur de réserves de pétrole et de gaz. La Fiducie possède une superficie de terrains assez considérable qui n'est pas mise en valeur pour l'instant et elle a à son actif plusieurs projets de forage dans ses zones principales.

En évaluant son rendement, la Fiducie s'intéresse à cinq facteurs de rendement clés par rapport aux données comparatives de l'industrie :

- le rendement total pour les porteurs de parts, soit le rendement obtenu par les porteurs de parts sous forme de distributions mensuelles et de plus-value ou moins-value des parts;
- le ratio de remplacement des réserves, qui mesure la capacité de la Fiducie à renouveler la production en ajoutant de nouvelles réserves de pétrole et de gaz;
- les frais de découverte, de mise en valeur et d'acquisition, qui, lorsqu'ils sont exprimés par bep, indiquent ce qu'il en coûte à la Fiducie pour ajouter un nouveau baril à ses réserves;
- le prix obtenu, qui permet à la Fiducie de juger de sa capacité à obtenir un prix supérieur à la moyenne en comparant le prix qu'elle obtient à divers indices de marchés énergétiques;
- les flux de trésorerie, qui mesurent la capacité de la Fiducie à générer les fonds nécessaires pour effectuer des distributions, rembourser la dette et financer des dépenses en immobilisations éventuelles. Les flux de trésorerie constituent un indicateur utile des résultats obtenus par les principales activités de la Fiducie avant même qu'on ne tienne compte de la façon dont ces activités sont financées ou dont le bénéfice est imposé.

POINTS SAILLANTS DES RÉSULTATS FINANCIERS CONSOLIDÉS

BÉNÉFICE NET ET FLUX DE TRÉSORERIE

(en milliers de dollars, sauf les montants par part)	**2004**	2003	2002
Bénéfice net	**28 099**	38 779	1 638
Flux de trésorerie	**86 777**	92 260	32 039
Bénéfice net par part, montant de base	**0,70**	0,97	0,05
Bénéfice net par part, montant dilué	**0,68**	0,97	0,05
Flux de trésorerie par part, montant de base	**2,17**	2,32	0,91
Flux de trésorerie par part, montant dilué	**2,11**	2,31	0,91
Nombre moyen pondéré de parts, de base	**40 023**	39 805	35 188
Nombre moyen pondéré de parts, dilué	**41 050**	40 003	35 373
Distributions en espèces par part	**0,42**	–	–
Paiement exceptionnel par action	**0,22**	–	–

Pour l'exercice, les flux de trésorerie ont atteint 86,8 millions de dollars, en baisse de 5,5 millions de dollars ou de 6 % par rapport à ceux de 2003. Malgré la hausse des produits qui a découlé de la montée des prix et de l'augmentation des volumes, le transfert de certains actifs de production à ProspEx, les coûts du plan d'arrangement et l'accroissement des frais d'exploitation et des redevances ont pesé dans la balance.

Le bénéfice net de l'exercice, de 28,1 millions de dollars, représente une baisse de 28 % en regard de celui de 2003, baisse qui s'explique essentiellement par les mêmes facteurs qui ont influé sur les flux de trésorerie : hausse des redevances et des frais d'exploitation, et coûts du plan d'arrangement. L'impact positif de la baisse de la charge d'impôts sur les bénéfices, exigibles et futurs, sur le bénéfice

n'a pas fait le poids face à l'augmentation de la dotation à la provision pour épuisement. Ces éléments sont abordés en détail plus loin.

PRODUITS TIRÉS DU PÉTROLE ET DU GAZ NATUREL

	2004	2003	2002
Produits tirés du pétrole et du gaz (en milliers de dollars)	**184 649**	170 078	99 388
Volumes de production			
Gaz naturel (kpi³/j)	**62 162**	60 419	52 141
Liquides de gaz naturel (b/j)	**1 324**	1 378	1 374
Pétrole (b/j)	**540**	554	685
Total (bep/j)	**12 225**	12 002	10 750
Prix de vente			
Gaz naturel ($/kpi³)	**6,68**	6,46	4,05
Liquides de gaz naturel ($/b)	**53,68**	44,49	31,73
Pétrole brut ($/b)	**33,70**	25,82	27,49

Les produits tirés du pétrole et du gaz naturel ont totalisé 184,6 millions de dollars pour 2004, soit une hausse de 9 % comparativement à ceux de 2003, qui avaient atteint 170,1 millions de dollars. Cette hausse découle d'une augmentation globale de 6 % du prix des produits énergétiques obtenus par la Fiducie et d'un accroissement de 2 % du volume de production.

PRODUCTION

Le total de l'équivalent de production pour 2004 se monte à 12 225 bep par jour, soit 2 % de plus que la production de tout l'exercice 2003.

La production moyenne de gaz naturel de Esprit pour tout l'exercice a été de 62,2 millions de pieds cubes (« Mpi³ ») par jour, contre 60,4 Mpi³ par jour en 2003, soit une hausse de 3 %. Les facteurs responsables de cette hausse de production, soit le raccordement de nouveaux puits dans les régions de Medallion, du centre-ouest de l'Alberta, de High River et de Swalwell et l'agrandissement des installations de compression à Blackstone, ont été contrebalancés par l'épuisement naturel des ressources et la perte de production qui aurait été issue des propriétés cédées à ProspEx.

La production de liquides de gaz naturel (« LGN »), qui a atteint 1 324 barils par jour, a relativement peu changé par rapport à celle de 2003, qui s'était chiffrée à 1 378 barils par jour. En 2004, la production moyenne de LGN n'a pas augmenté proportionnellement à la production de gaz naturel, en raison de la réfection prévue de l'usine de traitement des liquides à Olds au troisième trimestre de 2004. Cette réfection a réduit la production de liquides pendant environ un mois. Toutefois, la production vendue était destinée aux flux de gaz, ce qui a relevé le contenu calorifique du gaz et a permis de recouvrer la perte des produits qui auraient été tirés des LGN grâce à la hausse du prix du gaz naturel.

En 2004, la production moyenne de pétrole s'est établie à 540 barils par jour, soit une baisse de 3 % par rapport à celle de 2003. En septembre et en octobre 2003, la production de pétrole de la Société en Saskatchewan avait été temporairement interrompue pour faciliter la mise en œuvre du programme de forage intercalaire dans le secteur, puis a été reprise au cours des deux premiers trimestres de 2004.

Cependant, au troisième trimestre de 2004, cette production a été perturbée par une intrusion d'eau et par le sable. La production issue de ces puits n'a pas retrouvé son niveau d'autrefois et ne devrait vraisemblablement pas retrouver son niveau du premier semestre de 2004.

Pour 2005, la production totale moyenne est estimée à 11 000 bep par jour. Le gaz naturel devrait en représenter 86 %. La Fiducie prévoit être en mesure de préserver la stabilité du niveau de production en 2005, en exploitant l'importante superficie de terrains inexploités dont elle dispose et les possibilités de forage qu'elle s'est elle-même créées.

PRIX ET COMMERCIALISATION DES PRODUITS

En 2004, le prix moyen reçu pour le gaz naturel a été plus élevé qu'au cours des deux exercices précédents. Les activités de commercialisation de la Société en 2004 ont permis d'obtenir un prix moyen de 6,68 $ le kpi^3 à la sortie de l'usine. Ce prix représente une augmentation de 0,24 $ le gigajoule par rapport au prix de référence de l'Alberta prévu pour l'année. Ce prix de référence, qui est publié par le ministère de l'Énergie de l'Alberta, constitue le prix moyen reçu pour le gaz naturel à la sortie de l'usine par tous les producteurs de gaz albertains. Le prix moyen reçu en 2004 pour le gaz naturel s'élève à 6,68 $ le kpi^3, contre 6,46 $ le kpi^3 en 2003, soit une progression de 3 %.

Le prix moyen des LGN reçu en 2004 s'établit à 53,68 $ le baril, en hausse de 21 % comparativement à celui de 2003. Esprit inclut les produits tirés du soufre pour calculer la moyenne du prix de vente des LGN en 2004. En 2004, le prix du soufre a été solide et a contribué 0,82 $ par baril au prix moyen reçu par Esprit pour les LGN en 2004.

Le prix moyen du pétrole réalisé par Esprit en 2004 se chiffre à 33,70 $ le baril, soit une augmentation de 31 % par rapport à celui obtenu pour tout l'exercice 2003. Malgré la flambée du prix du pétrole en 2004 et en 2003, le prix de 2003 a été touché par des pertes d'environ 2,00 $ le baril subies sur les opérations de couverture.

Dans le cadre de sa politique de gestion des risques, Esprit conclut des contrats dérivés sur le prix des produits énergétiques pour se protéger contre une baisse de prix, pour gérer les flux de trésorerie et pour assurer la stabilité des distributions. Comparativement aux produits qui auraient été obtenus selon les prix de référence des marchés énergétiques, les produits tirés du gaz ont diminué de 0,8 million de dollars (0,04 $ le kpi^3) en 2004 et de 3,3 millions de dollars (0,15 $ le kpi^3) en 2003, en raison des opérations de couverture du prix du gaz naturel conclues en 2004. Au cours de 2004, aucune opération de couverture n'a été conclue sur le pétrole, tandis qu'en 2003, les opérations de couverture sur le pétrole avaient entraîné une diminution des produits de 0,4 million de dollars.

En entamant l'exercice 2005, la Société ne compte aucune opération de couverture sur la production de pétrole brut. Par contre, 12 % de sa production annuelle de gaz naturel est couverte par des contrats à prix fixe. Une autre tranche de 6 % de la production de gaz naturel est couverte par des tunnels de prix du gaz. Au 31 décembre 2004, la juste valeur estimative de ces contrats s'établissait à 4,3 millions de dollars.

Les prix des produits énergétiques de la Fiducie peuvent fluctuer en raison d'un changement de la situation géopolitique, des conditions météorologiques, d'une pénurie ou d'une variation de la demande. La Fiducie vise à limiter la volatilité de ses flux de trésorerie et à stabiliser ainsi ses distributions. La Fiducie a rédigé une politique qui accorde un pouvoir limité à la direction lorsqu'il s'agit de conclure des opérations de couverture sur le prix de ses produits énergétiques. Le comité de vérification du conseil d'administration rencontre la direction chaque trimestre afin d'examiner la stratégie de couverture de la Fiducie ainsi que les couvertures en vigueur. La Fiducie s'attend à ce que pas plus de 30 % à 35 % de sa production ne soit couverte par des contrats à prix fixe ou des contrats limitant la hausse des prix à un seuil maximal en tout temps. Dans le cas d'une acquisition importante, elle peut envisager la possibilité de couvrir une plus grande proportion de la production acquise afin de conserver tous les avantages qui découleraient de l'opération. En revanche, si jamais les prix dépassaient la limite établie dans les contrats de couverture, Esprit ne pourrait pas profiter des produits supplémentaires que la hausse de prix engendrerait.

REDEVANCES

Les redevances versées pour tout l'exercice 2004 ont totalisé 44,5 millions de dollars, contre 38,8 millions de dollars pour 2003, hausse qui est proportionnelle à celle des produits. En 2003, les redevances avaient représenté 23 % des produits, contre 24 % en 2004. L'augmentation du taux de redevance moyen s'explique par le fait que les actifs cédés à ProspEx comportaient un taux de redevance inférieur. Puisque le quatrième trimestre de 2004 exclut ces actifs à taux de redevance inférieur, le taux de redevance moyen pour ce trimestre est plus élevé que le taux historique, d'où la hausse du taux de redevance pour l'ensemble de l'exercice 2004. En 2005, le taux de redevance devrait atteindre environ 24 %.

FRAIS D'EXPLOITATION

Les frais d'exploitation de la Fiducie ont totalisé 35,1 millions de dollars pour tout l'exercice 2004, soit 7,86 $ par bep, contre 27,8 millions de dollars et 6,34 $ par bep pour l'exercice 2003. L'augmentation des frais d'exploitation en 2004 découle des facteurs suivants : l'importance des frais d'entretien des compresseurs à Olds, l'envergure des travaux (y compris l'accumulation des frais connexes) nécessités par la réfection de l'usine de Olds, prévue pour mai 2005, les réparations de l'usine de traitement de liquides à Olds, la hausse des coûts d'électricité et le reconditionnement des puits en Saskatchewan. La majeure partie de ces frais additionnels ont été engagés au troisième trimestre de 2004 et ont donné lieu à des frais unitaires de 8,69 $ par bep pour ce trimestre. Les frais d'exploitation pour le quatrième trimestre de 2004 se sont établis à 8,10 $ par bep. Les frais continueront vraisemblablement à régresser au cours de 2005 pour atteindre une moyenne de 7,00 $ par bep pour l'ensemble de l'exercice 2005, et ce, grâce à une hausse des produits qui découlerait des volumes traités pour des tiers et à une diminution de l'utilisation de produits chimiques et de méthanol.

AMORTISSEMENT ET ÉPUISEMENT

La charge au titre de l'amortissement et de l'épuisement s'est élevée à 44,9 millions de dollars en 2004, soit 10,06 $ par bep, contre 38,1 millions de dollars et 8,69 $ par bep en 2003. L'augmentation de

cette charge résulte de l'effet combiné de la hausse du taux d'épuisement et de l'accroissement du volume de production. L'autre facteur responsable de la hausse du taux d'épuisement est le transfert, de la Société à ProspEx, d'une proportion importante de terrains inexploités. Dans le calcul de la charge au titre de l'amortissement et de l'épuisement, la valeur de ces terrains est exclue de la valeur des actifs amortissables pour épuisement. Par conséquent, en établissant la charge au titre de l'amortissement et de l'épuisement, la Fiducie doit appliquer un taux d'épuisement plus élevé à sa production. Le taux d'amortissement et d'épuisement prévu pour les exercices à venir continuera de s'accroître à mesure que les frais de découverte et de mise en valeur d'un exercice donné dépassent le taux historique de la Fiducie.

INTÉRÊTS DÉBITEURS

Les intérêts débiteurs de 2004 s'élèvent à 3,2 millions de dollars, légèrement en baisse par rapport à ceux de 3,3 millions de dollars inscrits pour l'exercice précédent. L'augmentation de la moyenne de la dette à long terme en 2004 en regard de celle de 2003 a été compensée par une diminution du taux d'intérêt moyen de la Fiducie. En effet, le taux d'intérêt moyen applicable aux sommes prélevées sur la facilité de crédit a été de 3,4 % en 2004, contre 4,6 % en 2003.

FRAIS GÉNÉRAUX ET ADMINISTRATIFS

Le montant net annuel des frais généraux et administratifs est passé de 5,2 millions de dollars en 2003 à 5,0 millions de dollars en 2004, soit une baisse de 3 %. Les frais généraux et administratifs de l'exercice 2004 correspondent à 1,12 $ par bep, contre 1,18 $ par bep pour 2003. La restructuration de la Société en une fiducie de revenu et l'accroissement des exigences des organismes de réglementation à l'égard de l'information financière devraient sans doute accentuer la hausse des frais généraux et administratifs. Selon toute probabilité, ces frais devraient atteindre une moyenne de 1,45 $ par bep en 2005.

FRAIS DU PLAN D'ARRANGEMENT

La Société a versé 8,4 millions de dollars à des employés et à des dirigeants, y compris les prestations de cessation d'emploi, les primes de maintien en fonction et les primes connexes à l'opération. Ces frais ont été passés en charges dans l'état des résultats et du déficit du troisième trimestre de 2004.

IMPÔTS SUR LES BÉNÉFICES

Esprit n'a eu à payer aucun impôt sur les bénéfices exigible pour l'exercice 2004, mais elle a payé l'impôt fédéral des grandes sociétés et l'impôt sur le capital de la Saskatchewan.

Les impôts futurs découlent de l'écart entre la valeur comptable des actifs et des passifs de la Société exploitante et leur valeur fiscale. Selon la structure de la Fiducie, la Société exploitante verse à la Fiducie des paiements relativement à sa participation, y compris sa participation au bénéfice net, et ultimement, la Fiducie transfère aux porteurs de parts tous les bénéfices ainsi encaissés et tout le passif

d'impôts connexe. Par conséquent, il n'est pas prévu que la Fiducie ait à payer des impôts sur les bénéfices dans un avenir rapproché.

À la fin de 2004, la Fiducie avait des comptes fiscaux d'environ 306 millions de dollars qu'elle pouvait utiliser pour réduire le bénéfice futur imposable. Sur le total de ces comptes pour 2004, près de 120 millions de dollars reviennent à la Fiducie, le reste, soit 186 millions de dollars, étant à la disposition de la Société exploitante.

DÉPENSES EN IMMOBILISATIONS

Le montant net des dépenses en immobilisations de 2004 a régressé de 26 % par rapport à celui de 2003, s'établissant à 85,0 millions de dollars. En août 2004, la Société a vendu à un tiers certains terrains dans le centre de l'Alberta susceptibles de contenir du méthane dans des gisements houillers et du gaz en zone peu profonde, au prix de 37,7 millions de dollars. Compte non tenu de cette vente, les dépenses en immobilisations se sont en fait chiffrées à 122,6 millions de dollars, soit une hausse de 7 % ou de 8,4 millions de dollars par rapport à celles de 2003, ce qui traduit le programme de dépenses en immobilisations dynamique qu'Esprit a entrepris au cours des trois premiers trimestres de 2004. Ces dépenses se composent des éléments suivants : des frais d'exploration et de mise en valeur de 65,6 millions de dollars; des frais de 36,1 millions de dollars consacrés à des installations; des frais de 16,8 millions de dollars affectés aux terrains et aux concessions à bail; des frais généraux et administratifs de 3,7 millions de dollars qui ont été capitalisés; des frais de 0,2 million de dollars affectés à la propriété de East Coast; des frais de 0,2 million de dollars affectés à d'autres actifs de bureau. Compte non tenu des dépenses consacrées aux actifs cédés à ProspEx, les dépenses en immobilisations s'élèvent à 72,2 millions de dollars.

En tant que fiducie, Esprit réduit énormément les dépenses en immobilisations, se concentrant sur la mise en valeur d'actifs existants. Les dépenses en immobilisations prévisionnelles pour 2005, avant les acquisitions, s'élèvent à 40 millions de dollars. La Fiducie projette de dépenser environ 22 millions de dollars pour les activités de forage, 14 millions de dollars pour les installations et 4 millions de dollars pour les terrains et autres immobilisations.

La Société compte principalement sur les acquisitions et continue à en rechercher les occasions. Or, compte tenu de l'impossibilité de prévoir le moment où une telle occasion se présenterait et l'ampleur de l'opération si jamais l'occasion se présentait, la Société n'a prévu aucun montant pour une acquisition éventuelle dans son budget de dépenses en immobilisations de 2005.

ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Le 14 mars 2005, Esprit a annoncé avoir conclu une entente selon laquelle elle fera l'acquisition, conformément à un plan d'arrangement, des actions de Resolute Energy Inc. (« Resolute »), société ouverte dont les actions sont inscrites à la cote de la Bourse de Toronto, moyennant 0,338 part de la Fiducie pour chaque action de Resolute. Dans le cadre du plan d'arrangement, certains actifs de Resolute seront cédés à une société distincte qui se lancera dans des activités d'exploration et dans la mise en valeur de méthane enfoui dans des gisements houillers et qui sera détenue par les actionnaires

existants de Resolute. Le conseil d'administration de Resolute convoquera les actionnaires à une assemblée extraordinaire dans le but de faire approuver le plan d'arrangement. Celui-ci sera adopté dans le cas d'un vote affirmatif d'au moins 66 2/3 % des voix exprimées par les actionnaires de Resolute votant ensemble comme une seule catégorie. Si le plan d'arrangement est approuvé, la Fiducie émettra environ 24,1 millions de parts de fiducie. Esprit estime que la dette nette cumulée s'élèvera à environ 150 millions de dollars une fois que l'opération aura été conclue. Les actifs acquis par l'entremise de cette opération permettront à Esprit d'accroître sa production d'environ 60 % et de réduire sa dépendance envers la zone de Olds. Étant donné que les actifs de Resolute sont principalement constitués de gisements de gaz naturel non corrosif, la production de la Fiducie de ce type de gaz passera de 29 % à 55 % de sa production totale de gaz. De plus, grâce à l'acquisition envisagée, les réserves prouvées de la Fiducie augmenteront de 15,7 millions de bep, tandis que la somme de ses réserves prouvées et probables grimpera de 20,4 millions de bep.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

(en milliers de dollars, sauf les ratios)	**2004**	2003	2002
Total de l'actif	**383 527 $**	383 837 $	317 230 $
Total du passif à long terme	**116 605 $**	88 278 $	60 798 $
Dette à long terme	**86 875 $**	70 319 $	48 480 $
Fonds de roulement négatif	**16 140 $**	1 270 $	2 845 $
Dette nette	**103 015 $**	71 589 $	51 325 $
Ratio dette à long terme–flux de trésorerie (nombre de fois)	**1,00**	0,76	1,52
Ratio dette à long terme–capitaux propres	**0,42**	0,26	0,21
Nombre de parts en circulation	**40 183**	39 924	38 799

Les besoins de liquidités ou de trésorerie de la Fiducie sont satisfaits à l'aide des flux de trésorerie provenant de l'exploitation et des facilités de crédit existantes. En 2004, 70 % des dépenses en immobilisations de la Société ont été financées par les flux de trésorerie, et 30 % l'ont été par le produit tiré de l'émission de titres d'emprunt à long terme. Au 31 décembre 2004, le total de la dette à long terme s'établissait à 86,9 millions de dollars, soit une fois le montant des flux de trésorerie (ratio dette à long terme–flux de trésorerie de 1,00). Même si ce ratio est supérieur à celui de l'exercice précédent, qui n'était que de 0,76, il n'en demeure pas moins que ce ratio est relativement plus faible comparativement à ceux de pairs. À la fin de 2004, Esprit disposait d'un montant inutilisé de 63,1 millions de dollars sur sa facilité de crédit bancaire de 150 millions de dollars. Cette facilité est revue annuellement par les prêteurs, et selon toute vraisemblance, elle sera renouvelée. Toutefois, en cas d'une chute importante des réserves estimatives ou des prix futurs estimatifs, la facilité de crédit pourrait ne pas être renouvelée ou être réduite. Si la facilité de crédit n'est pas renouvelée ou est grandement réduite, la Fiducie éprouvera des difficultés à effectuer des distributions aux porteurs de parts.

Le niveau de la dette future dépendra essentiellement des flux de trésorerie que la Fiducie pourra dégager de son exploitation ainsi que des distributions et des dépenses en immobilisations qu'elle effectuera. En 2005, la dette à long terme devrait augmenter en raison du programme de dépenses en immobilisations établi pour 2005 et des distributions soutenues en espèces plus élevées que les flux de

trésorerie. Cependant, une éventuelle acquisition ou une éventuelle volatilité des prix des produits énergétiques aura une incidence sur ces prévisions. Ensemble, la facilité de crédit et les flux de trésorerie provenant de l'exploitation suffiront à financer les besoins de trésorerie à court terme de la Fiducie et à offrir à la Société toute la souplesse nécessaire pour rechercher des possibilités de croissance rentable.

La Société n'a conclu aucune entente de financement hors bilan.

PARTS DE FIDUCIE EN CIRCULATION

Au 15 février 2005, la Fiducie avait 42 168 691 parts de fiducie et actions échangeables en circulation, soit 12 399 507 parts de fiducie de catégorie A, 27 805 226 parts de fiducie de catégorie B et 1 963 958 actions échangeables. Selon le ratio d'échange applicable au 15 février 2005, 2 053 259 parts pouvaient être émises à la conversion d'actions échangeables. En 2004, 0,4 million d'actions échangeables ont été échangées contre des parts de fiducie.

DISTRIBUTIONS EN ESPÈCES

En vertu de la politique actuelle de la Fiducie sur les distributions, la Fiducie peut conserver environ 25 % des flux de trésorerie qu'elle pourra utiliser pour financer les dépenses en immobilisations. Ainsi, la Fiducie devrait pouvoir financer son programme de dépenses en immobilisations grâce aux flux de trésorerie conservés et à de nouveaux prélèvements sur sa facilité de crédit bancaire. Si les prix des produits énergétiques venaient à dépasser les prévisions et qu'il se produisait donc un excédent de flux de trésorerie dans un trimestre, cet excédent pourrait servir à accroître les distributions, à réduire la dette ou à augmenter les dépenses en immobilisations. Inversement, si les prix des produits énergétiques ou si la production recule par rapport aux prévisions, il se peut que la Fiducie ait à diminuer les distributions, à accroître son endettement ou à réduire les dépenses en immobilisations.

Esprit effectue des distributions mensuelles aux porteurs de parts inscrits à la clôture des registres, qui est à la fin de chaque mois. Les distributions sont versées le 15 du mois suivant. Le conseil d'administration décide du montant à distribuer en se fondant sur les prix des produits énergétiques alors en vigueur, les niveaux de production et la somme des dépenses en immobilisations qui doit être financée par les flux de trésorerie.

En 2004, des distributions en espèces de 0,42 $ par part ont été déclarées et versées. Sur ce total, un montant de 0,28 $ par part a été versé en 2004, et le reliquat de 0,14 $ par part l'a été le 17 janvier 2005. Pour la période du 1er octobre 2004 au 31 décembre 2004, les flux de trésorerie se sont chiffrés à 0,56 $ par part, après dilution, ce qui donne un ratio de distribution d'environ 75 % des flux de trésorerie par part pour 2004. Une proportion de 35 % des distributions représente un remboursement de capital fiscalement efficace aux porteurs de parts canadiens et permettra de réduire le prix de base rajusté des parts de fiducie détenues par les porteurs.

Pour les particuliers aux États-Unis qui détiennent des parts de la Fiducie, la Fiducie a calculé que 41,74 % des distributions versées en 2004 constituent des « dividendes admissibles ». Le reste des distributions, soit 58,26 %, correspond, aux fins fiscales, à une réduction à imposition reportée du coût des parts. Pour les porteurs de parts qui sont des résidents américains, les distributions sont imposées suivant les règles fiscales des États-Unis. La tranche imposable des distributions mensuelles est établie annuellement en fonction du bénéfice de l'exercice et des bénéfices non répartis, conformément aux lois fiscales américaines.

Les distributions mensuelles versées au cours des deux premiers mois de 2005 totalisent 0,14 $ par part de fiducie.

OBLIGATIONS CONTRACTUELLES

Le tableau qui suit résume les obligations contractuelles de la Société au 31 décembre 2004.

(en milliers de dollars)	2005	2006	2007	2008	2009
Dette à long terme	– $	86 875 $	– $	– $	– $
Transport par pipeline	1 909	–	–	–	–
Contrats de location-exploitation	280	302	309	331	276
Licences de logiciel	215	–	–	–	–
	2 404 $	87 177 $	309 $	331 $	276 $

La dette à long terme est renouvelable d'un commun accord par la Fiducie et ses prêteurs. La Fiducie a l'intention de la renouveler continuellement. Des renseignements supplémentaires sur la dette à long terme de la Société se trouvent sous la rubrique « Situation de trésorerie et sources de financement » du présent rapport de gestion.

CONVENTIONS COMPTABLES

CONVENTIONS COMPTABLES CRITIQUES

Les principales conventions comptables de la Fiducie sont résumées à la note 2 afférente aux états financiers consolidés vérifiés de la Fiducie pour les exercices terminés les 31 décembre 2004 et 2003. Certaines de ces conventions sont considérées comme critiques, car pour les appliquer, la direction doit faire appel au jugement, à des hypothèses et à des estimations qui ont une incidence importante sur les résultats financiers de la Fiducie. Les estimations utilisées dans le cas des conventions comptables critiques ont été examinées par le comité de vérification du conseil d'administration et sont exposées ci-après.

Réserves de pétrole et de gaz

L'estimation des réserves et la révision de ces réserves une fois estimées, bien qu'elles ne fassent pas partie de l'information présentée dans les états financiers de la Fiducie, peuvent avoir des

répercussions importantes sur le bénéfice net, en raison de leur incidence sur l'amortissement pour épuisement et les taux d'épuisement, sur les obligations liées à la mise hors service d'immobilisations, sur la dépréciation d'actifs et sur la ventilation du prix d'une acquisition. Conformément à la Norme canadienne 51-101, des évaluateurs qualifiés et indépendants (Gilbert Laustsen Jung Associates Ltd.), nommés par le conseil d'administration, ont évalué la totalité des réserves prouvées et probables estimatives de pétrole et de gaz de la Fiducie et en ont publié un rapport. Toutefois, l'estimation des réserves de pétrole et de gaz est un processus complexe qui comporte des incertitudes et qui fait l'objet d'interprétations. L'estimation des réserves nécessite beaucoup de jugement qui repose sur les données géologiques disponibles et les données disponibles concernant les réservoirs, les données historiques de la production et du rendement de l'exploitation, et les prévisions de la conjoncture économique et des conditions d'exploitation. Ces estimations peuvent changer considérablement à mesure que de nouvelles données, issues des activités en cours de mise en valeur, des tests et de la production, deviennent disponibles. Elles peuvent aussi changer en raison d'une nouvelle situation imprévue sur le plan économique qui influerait sur les prix et les coûts du pétrole et du gaz.

Dépréciation d'actifs

Esprit suit la méthode de la capitalisation du coût entier que prescrit l'Institut Canadien des Comptables Agréés (« ICCA ») dans sa note d'orientation concernant la comptabilité NOC-16. Conformément à cette méthode, un plafonnement du coût entier est effectué trimestriellement pour tester la dépréciation d'actifs. Une perte de valeur est constatée si la somme des flux de trésorerie non actualisés attendus de la production des réserves prouvées et du coût des biens non prouvés, ou de la valeur de marché de ceux-ci si cette dernière valeur est moins élevée, ne dépasse pas la valeur comptable des biens pétroliers et gaziers. La perte de valeur correspond à l'excédent de cette valeur comptable sur la somme des flux de trésorerie actualisés attendus de la production des réserves prouvées et probables et du coût des biens non prouvés, ou de la valeur de marché de ceux-ci si cette dernière valeur est inférieure.

Les flux de trésorerie utilisés dans le test de dépréciation sont calculés en fonction de certaines estimations, dont les plus critiques portent sur les réserves restantes, les prix futurs et les frais d'exploitation futurs. Les incertitudes inhérentes aux réserves ont déjà été abordées ci-dessus. La Fiducie estime les prix futurs en fonction des prix à terme pour les cinq prochains exercices, prix publiés à la fin de la période. Après les cinq exercices, les prix futurs estimatifs sont établis par les évaluateurs de réserves indépendants de la Fiducie. Même si ces estimations de prix proviennent d'une source indépendante de la Fiducie, elles sont encore susceptibles d'être très volatiles. L'estimation des frais d'exploitation futurs est fondée sur les frais d'exploitation actuels par baril, auxquels s'ajoute un facteur pour l'inflation.

Biens non prouvés

Certains coûts liés aux biens non prouvés sont exclus des coûts sujets à l'amortissement par épuisement jusqu'à ce que des réserves prouvées aient été établies ou qu'elles aient déprécié. Ces biens sont réévalués tous les trimestres, et, en cas d'une dépréciation, les coûts sont virés au centre de coûts sujet à l'amortissement par épuisement.

Obligations liées à la mise hors service d'immobilisations

La Fiducie constate un passif au titre d'une obligation juridique liée à la mise hors service d'un actif à long terme ainsi qu'une augmentation correspondante de l'actif connexe, conformément à la méthode prescrite dans le chapitre 3110 du *Manuel de l'ICCA*. Le passif futur est constitué des coûts futurs estimatifs à engager pour abandonner et restaurer les puits, les installations et les usines de traitement de gaz naturel, selon la valeur actualisée de ces coûts. Ces coûts sont estimés d'après les estimations des ingénieurs, lesquelles reposent sur les coûts actuels et les technologies actuelles, compte tenu des lois en vigueur et des pratiques actuelles de l'industrie. Ces estimations sont revues tous les ans. Les modifications sont comptabilisées de manière prospective et peuvent influer sur le bénéfice net.

Impôts sur les bénéfices

Même si la Fiducie est une entité imposable en vertu de la *Loi de l'impôt sur le revenu* (Canada), elle ne l'est pas vraiment parce qu'elle distribue la totalité de son bénéfice imposable à ses porteurs de parts. Par conséquent, aucune charge d'impôts sur les bénéfices canadiens n'est à prévoir pour la Fiducie.

Les impôts sur les bénéfices de la Société exploitante sont calculés selon la méthode du report d'impôts variable. Suivant cette méthode, les passifs et les actifs d'impôts sont constatés d'après les incidences fiscales estimatives des écarts entre la valeur comptable de certains éléments et leur valeur fiscale, d'après les taux d'imposition qui s'appliqueront lorsque ces écarts sont censés se résorber. L'effet d'une modification des taux d'imposition sur les passifs et les actifs d'impôts futurs est porté aux résultats de la période au cours de laquelle la modification se produit.

MODIFICATIONS DE CONVENTIONS COMPTABLES AU COURS DE L'EXERCICE ÉCOULÉ

Relations de couverture

Au premier trimestre de 2004, la Fiducie a adopté prospectivement les dispositions de la note d'orientation concernant la comptabilité NOC-13 publiée par l'ICCA. Cette note d'orientation énumère les conditions nécessaires pour qu'une opération soit admissible à la comptabilité de couverture, décrit la documentation en bonne et due forme nécessaire pour permettre l'utilisation de la comptabilité de couverture et décrit les éléments requis pour évaluer l'efficacité d'une relation de couverture. De plus, en 2004, une prise de position modifiée du Comité sur les problèmes nouveaux de l'ICCA est entrée en vigueur, exigeant que les instruments financiers non désignés comme couvertures soient inscrits au bilan, à leur juste valeur, toute variation de celle-ci étant portée aux résultats. Jusqu'à maintenant, les seuls instruments financiers dérivés que la Fiducie utilise sont des contrats sur le prix des produits énergétiques que la Fiducie a désignés comme couvertures. L'adoption de cette note d'orientation a eu peu d'effet sur les résultats financiers de Esprit.

NOUVELLES PRISES DE POSITION EN COMPTABILITÉ

Titres échangeables

En janvier 2005, l'ICCA a publié une prise de position adoptée par le Comité sur les problèmes nouveaux, soit l'abrégé intitulé « Titres échangeables émis par des filiales de fiducies de revenu ». L'abrégé s'applique aux états financiers publiés après le 19 janvier 2005. Les délibérations du CPN ont porté sur la façon dont les titres échangeables doivent être présentés au bilan consolidé d'une fiducie de revenu, la façon dont ces titres doivent être mesurés, le traitement comptable qui s'applique au moment de la conversion de titres échangeables non classés dans les capitaux propres et la façon dont les titres échangeables doivent être traités lorsqu'il s'agit de calculer le résultat par action. Les titres échangeables de la Fiducie sont présentés comme une participation sans contrôle parce que les porteurs de ces titres ont la possibilité de céder ou de vendre les titres échangeables.

Résultat par part

En juillet 2004, l'ICCA a publié un exposé-sondage concernant une nouvelle méthode pour calculer, depuis le début d'un exercice, le résultat dilué par part, et ce, pour les exercices ouverts à compter du 1er janvier 2005. Selon la nouvelle méthode, le nombre supplémentaire de parts pris en compte dans la détermination du résultat dilué par part depuis le début de l'exercice sera calculé en utilisant le cours moyen des parts de fiducie de la période cumulée. La Fiducie adoptera ces nouvelles directives le 1er janvier 2005, ce qui ne devrait pas avoir un effet important sur son résultat dilué par part.

Événements postérieurs à la date du bilan

En mars 2004, l'ICCA a publié un exposé-sondage qui propose de prolonger la période de prise en compte des événements postérieurs à la date du bilan afin qu'elle couvre les événements qui se produisent entre la date du bilan et la date d'autorisation de publication des états financiers. Actuellement, les événements postérieurs doivent seulement être divulgués s'ils se produisent avant la date du rapport des vérificateurs. En raison de l'entente du 14 mars 2005 intervenue entre Esprit et Resolute Energy, décrite sous la rubrique « Événement postérieur à la date du bilan » du présent rapport de gestion ainsi qu'à la note 14 b) afférente aux états financiers, Esprit a choisi de divulguer les événements postérieurs jusqu'à la date d'autorisation de publication des états financiers plutôt que de le faire jusqu'à la date du rapport des vérificateurs.

RÉSULTATS D'EXPLOITATION TRIMESTRIELS

(en milliers de dollars, sauf les montants par part)

	2004				2003			
	T4	**T3**	**T2**	**T1**	T4	T3	T2	T1
Produits tirés du pétrole et du gaz	**44 419**	**46 351**	**48 651**	**45 228**	41 602	41 722	42 508	44 246
Bénéfice net	**12 179**	**(185)[1]**	**8 421**	**7 684**	8 559	7 528	9 644	13 048
Flux de trésorerie	**23 791**	**13 880**	**25 513**	**23 591**	23 095	21 605	22 278	25 283
Bénéfice net par part, montant de base	**0,31**	**(0,01)**	**0,21**	**0,19**	0,21	0,19	0,24	0,33
Bénéfice net par part, montant dilué	**0,29**	**(0,01)**	**0,21**	**0,19**	0,21	0,19	0,24	0,33
Flux de trésorerie par part, montant de base	**0,60**	**0,34**	**0,64**	**0,59**	0,58	0,54	0,56	0,64
Flux de trésorerie par part, montant dilué	**0,56**	**0,34**	**0,63**	**0,58**	0,57	0,54	0,56	0,64

1) Cette période se caractérise par une perte en raison des frais d'opération engagés dans le cadre du plan d'arrangement.

RISQUE D'EXPLOITATION ET AUTRES RISQUES D'ENTREPRISE

VOLATILITÉ DU PRIX DU PÉTROLE ET DU PRIX DU GAZ NATUREL

Les résultats d'exploitation et la situation financière de la Fiducie dépendent des prix que la Fiducie reçoit pour sa production de pétrole et de gaz naturel. Le prix du pétrole et celui du gaz naturel ont fluctué énormément au cours des dernières années et ils demeurent volatils face à des variations relativement faibles de l'offre, de la demande et de l'incertitude des marchés et face à d'autres facteurs indépendants de la volonté de la Fiducie. Quelques-uns de ces facteurs sont les suivants : l'instabilité politique dans le monde; l'offre de pétrole et de gaz naturel à l'étranger; le niveau de la demande des produits de consommation; les règlements et les impôts et taxes des gouvernements; le prix et la disponibilité des autres combustibles de remplacement; la situation économique en général. Une baisse éventuelle des prix du pétrole et du gaz naturel peut avoir des répercussions néfastes importantes sur l'exploitation de la Fiducie ainsi que sur sa situation financière, ses réserves prouvées et le niveau de ses distributions aux porteurs de parts. Rien ne garantit que les prix du pétrole et du gaz naturel demeureront à un niveau qui permettra à la Fiducie de dégager un bénéfice. Par ailleurs, la Fiducie examine régulièrement la valeur comptable de ses actifs. Si les prix du pétrole et du gaz naturel venaient à baisser et à maintenir cette tendance, la valeur comptable des actifs de la Fiducie pourrait être revue à la baisse.

NÉCESSITÉ DE REMPLACER LES RÉSERVES

Les réserves et la production de pétrole et de gaz naturel de la Fiducie pour les exercices à venir, et par conséquent, ses flux de trésorerie et les distributions, dépendent énormément de la réussite de la Fiducie à exploiter ses actifs et à acquérir de nouvelles réserves. Si la Fiducie ne parvient pas à accroître ses réserves au moyen d'acquisitions ou d'activités de mise en valeur, ses réserves et sa production régresseront au fil du temps, à mesure que les réserves s'épuisent. La Fiducie et ses pairs se disputent les occasions d'effectuer des acquisitions, et cette vive concurrence pèsera sur la capacité de croissance

de la Fiducie. Sur un marché hautement concurrentiel, les acquisitions sont plus coûteuses, et afin de pouvoir financer de telles acquisitions, la Fiducie devra trouver des capitaux, notamment sur les marchés publics ou privés, ou auprès des banques. Rien ne garantit que la Fiducie pourra mettre en valeur ou acquérir de nouvelles réserves afin de renouveler la production à des coûts acceptables.

RISQUES LIÉS À L'EXPLOITATION ET AUTRES INCERTITUDES

L'acquisition et la mise en valeur de biens pétroliers et gaziers comportent de nombreux risques que même l'expérience, la connaissance et une évaluation approfondie ne peuvent endiguer. Ces risques se présentent sous plusieurs formes, dont les suivantes : l'existence de formations géologiques ou de pressions imprévues; un plan incliné prématuré des réservoirs; les éruptions; une défaillance du matériel et d'autres accidents; les émanations de gaz sulfureux; les flux de pétrole, de gaz naturel ou de fluides d'un puits qui sont incontrôlables; les mauvaises conditions météorologiques; la pollution; d'autres risques environnementaux; les incendies; les déversements accidentels. La Fiducie maintient une assurance qui est conforme aux normes habituelles de l'industrie. Toutefois, elle n'est pas entièrement assurée contre tous ces risques. Des pertes éventuelles qui découleraient de ces risques peuvent être très préjudiciables à la Fiducie.

INCERTITUDE DES ESTIMATIONS DE RÉSERVES

L'estimation de la quantité des réserves comporte de nombreuses incertitudes, y compris plusieurs facteurs qui sont indépendants de la volonté de la Fiducie. Les données sur les réserves fournies dans le présent rapport ne sont que des estimations. En général, les estimations faites au sujet des réserves de pétrole et de gaz naturel économiquement récupérables et du montant net des produits attendus de ces réserves sont établies en fonction d'un certain nombre de facteurs variables et d'hypothèses, notamment la production antérieure issue des biens, les effets hypothétiques de la réglementation des ministères gouvernementaux et les frais d'exploitation futurs, qui peuvent tous être différents de la réalité.

RISQUES ENVIRONNEMENTAUX

Toutes les étapes de l'exploitation pétrolière et gazière présentent des risques et des dangers environnementaux et elles sont soumises à une réglementation environnementale dictée par diverses conventions internationales et diverses lois et règlements fédéraux, provinciaux et municipaux du Canada. Les lois sur l'environnement imposent notamment des restrictions et des interdictions sur les déversements accidentels, les émanations ou les émissions de diverses substances produites en raison des activités passées et présentes de la Fiducie. La législation exige aussi que les puits et les installations soient exploités, maintenus, abandonnés et restaurés à la satisfaction des autorités de réglementation pertinentes. Le respect de ces lois peut occasionner des dépenses considérables, et une violation peut entraîner des amendes et des pénalités fort élevées dans certains cas. De plus, certaines activités doivent faire l'objet d'une évaluation de l'impact sur l'environnement avant d'être approuvées. De la façon dont évoluent les lois sur l'environnement, on devrait s'attendre à des normes et à des exigences de plus en plus sévères, à des amendes et à des obligations plus importantes, et à des dépenses en immobilisations et à des frais d'exploitation probablement plus élevés. Nous croyons que nous sommes en conformité avec toutes les lois et tous les règlements environnementaux importants en vigueur

actuellement. Toutefois, rien ne garantit que les coûts environnementaux futurs ne seront pas fortement préjudiciables à notre situation financière ou à nos résultats d'exploitation.

CONCURRENCE

L'industrie pétrolière et gazière est hautement concurrentielle, surtout dans le cas de l'acquisition et de la mise en valeur d'une nouvelle source de réserves de pétrole ou de gaz naturel (comme il a déjà été mentionné sous la rubrique « Nécessité de remplacer les réserves »). En outre, l'industrie se trouve en concurrence avec d'autres industries dans l'offre de produits énergétiques non pétroliers. Pour acquérir des réserves, conclure des baux, obtenir des licences et des concessions et attirer un personnel expérimenté dans le domaine, la Fiducie fait activement concurrence à un grand nombre de sociétés pétrolières et gazières, dont plusieurs possèdent des ressources financières beaucoup plus importantes que la Fiducie.

RÉGLEMENTATION GOUVERNEMENTALE

L'industrie pétrolière et gazière est soumise à la réglementation et à l'intervention des gouvernements dans certains domaines, par exemple, dans l'imposition de redevances, dans le forage, où des obligations particulières existent, dans le contrôle de la protection de l'environnement et dans le contrôle de la mise en valeur et de l'abandon des terrains (y compris des restrictions sur la production). De plus, les gouvernements peuvent appliquer une réglementation ou procéder à une intervention qui porterait sur les prix, les impôts et taxes, les redevances et l'exploration pétrolière et gazière. Cette réglementation peut changer de temps à autre, en réponse à la conjoncture économique ou politique. L'adoption de nouveaux règlements ou une modification des règlements en vigueur en ce qui concerne l'industrie pétrolière et gazière pourrait réduire la demande de pétrole et de gaz naturel, accroître les coûts et avoir une incidence défavorable importante sur la Fiducie.

EMPRUNTS BANCAIRES

La Fiducie dépend de ses facilités de crédit bancaire pour financer une partie de ses activités. Les banques de la Fiducie déterminent le montant de crédit que la Fiducie peut obtenir en se fondant sur la valeur de ses réserves pétrolières et gazières. Une baisse importante des prix du pétrole et du gaz naturel ou une diminution marquée des réserves pétrolières et gazières de la Fiducie risque de lui restreindre l'accès aux facilités de crédit bancaire et nuire au financement de ses activités et au maintien de ses distributions.

RENSEIGNEMENTS COMPLÉMENTAIRES SUR LA FIDUCIE

D'autres documents d'information concernant la Fiducie, y compris sa notice annuelle, peuvent être consultés à l'adresse www.sedar.com, en cliquant sur les liens « Profils des sociétés », « E » et ensuite « Esprit Energy Trust ».

Exemption Number
82-34890

RAPPORT DE GESTION

Ce rapport de gestion est en date du 28 avril 2005.

Le présent rapport de gestion doit être lu parallèlement aux états financiers consolidés intermédiaires non vérifiés pour le trimestre terminé le 31 mars 2005 (qui figurent dans le présent rapport trimestriel) et aux états financiers consolidés vérifiés et au rapport de gestion de Esprit Energy Trust (« la Fiducie ») pour l'exercice terminé le 31 décembre 2004. Tous les montants sont en dollars canadiens, à moins d'indication contraire. Toute mention de « Esprit » ou de « la Fiducie » désigne « Esprit Energy Trust », et toute mention de « la Société » désigne « Esprit Exploration Ltd. ». La Fiducie est un fonds de placement à capital variable établi aux termes d'un acte de fiducie et d'un plan d'arrangement qui est entré en vigueur le 1er octobre 2005. La Société est une filiale de la Fiducie.

Les données par action reflètent le regroupement des actions de la Société, à raison de quatre pour une, qui fait suite au plan d'arrangement.

Les montants par baril équivalent pétrole (« bep ») ont été calculés d'après un taux de conversion égal à 6 000 pieds cubes de gaz naturel pour un baril (« b ») de pétrole. Les bep peuvent être trompeurs, surtout si on les emploie de façon isolée. Le taux de conversion de bep de 1 b : 6 000 pi^3 repose sur une méthode d'équivalence énergétique applicable à la pointe du brûleur et non à la tête du puits. Les termes « volume de production » et « production » s'entendent du volume des ventes.

Ce rapport contient des termes fréquemment utilisés dans l'industrie pétrolière et gazière qui représentent des mesures non définies selon les principes comptables généralement reconnus (« PCGR ») du Canada; ces mesures sont donc hors PCGR. De telles mesures ne sont pas censées remplacer les mesures conformes aux PCGR, ni être plus significatives que celles-ci, pour indiquer le rendement financier de la Fiducie ou le rendement de son exploitation. Les mesures hors PCGR présentées ne sont pas normalisées, et leur calcul peut donc ne pas être comparable à celui d'autres mesures désignées de la même façon par d'autres entités. Le présent rapport contient les mesures hors PCGR suivantes.

1. Flux de trésorerie – soit les flux de trésorerie provenant de l'exploitation, avant les variations des éléments hors caisse du fonds de roulement. La Fiducie considère les flux de trésorerie comme une mesure clé, car ils indiquent la capacité de la Fiducie à générer les flux de trésorerie nécessaires pour verser des distributions, rembourser la dette et financer les dépenses en immobilisations futures. Les flux de trésorerie par part sont calculés d'après le même nombre de parts pour une période donnée que celui qui est utilisé dans le calcul du bénéfice net par part.
2. Dette nette – soit la dette bancaire, plus le passif à court terme, moins l'actif à court terme. La dette nette est utile pour mesurer le levier financier de la Fiducie.
3. Ratio dette à long terme–flux de trésorerie – soit la dette à long terme totale inscrite au bilan, divisée par les flux de trésorerie (tels qu'ils sont définis ci-dessus). Le ratio dette à long terme–flux de trésorerie est une mesure utile qui permet de comparer le levier financier de la Fiducie avec celui de pairs.
4. Revenu net – soit le total des produits par bep, moins les redevances par bep, les frais d'exploitation par bep et les frais généraux et administratifs par bep. Le total des bep est calculé

en multipliant la production quotidienne moyenne par le nombre de jours de la période. Le revenu net est une mesure utile pour comparer l'exploitation de la Fiducie avec celle de pairs.

Ce rapport de gestion contient des informations prospectives concernant la Fiducie. Les expressions telles que « prévoir », « s'attendre à », « continuer », « estimer », « pouvoir », « projeter », « croire que », « perspectives » et d'autres expressions similaires, ainsi que l'emploi du futur, visent à faire ressortir les déclarations prospectives. Ces déclarations comportent des risques, des incertitudes et d'autres facteurs, connus ou inconnus, qui peuvent créer un écart important entre les résultats ou événements réels et les prévisions contenues dans nos déclarations prospectives. Nous croyons que ces prévisions sont raisonnables. Toutefois, nous ne pouvons garantir qu'elles se concrétiseront. Le lecteur ne doit pas se fier excessivement aux déclarations prospectives contenues dans ce rapport. Celles-ci ne sont valables qu'en date des présentes, et ni la Fiducie ni la Société ne s'engage à publiquement mettre à jour ou réviser ces déclarations pour informer les lecteurs d'un nouveau fait, qu'il soit ultérieur ou autre.

PLAN D'ARRANGEMENT

Le 1er octobre 2004, la Société a réalisé une restructuration aux termes d'un plan d'arrangement (l'« arrangement ») qui a donné naissance à Esprit Energy Trust (la « Fiducie ») et à ProspEx Resources Ltd. (« ProspEx »). L'arrangement, qui avait été approuvé par les actionnaires le 27 septembre 2004, est entré en vigueur le 1er octobre 2004. Par suite de l'arrangement, les actionnaires de Esprit ont reçu, pour chaque action détenue, 0,25 part de fiducie de catégorie A ou part de fiducie de catégorie B ou action échangeable de la Fiducie, selon leur lieu de résidence et selon leur choix, ainsi que 0,20 action ordinaire de ProspEx et un montant en espèces de 0,22 $ par action. Le 5 octobre 2004, les parts de Esprit Energy Trust et les actions ordinaires de ProspEx ont commencé à être négociées à la Bourse de Toronto, en tant que titres distincts.

Concrètement, la Fiducie a acquis environ 90 % des actifs de production de l'ancienne société. Le reste des actifs de la Société, soit certains actifs pondérés d'exploration de gaz naturel et certains terrains inexploités, a été cédé à ProspEx. Compte tenu de l'arrangement, les états financiers de la Fiducie ont été dressés selon la méthode de la continuité des intérêts communs, la Fiducie étant considérée comme le successeur de Esprit Exploration Ltd. Par conséquent, les états financiers consolidés de l'exercice terminé le 31 décembre 2004 reflètent la situation financière, les résultats d'exploitation et les flux de trésorerie de la Fiducie comme si celle-ci avait toujours exercé les activités de la Société. Tous les chiffres correspondants du troisième trimestre de 2004 et des périodes antérieures à celui-ci qui sont compris dans les états financiers consolidés et ce rapport de gestion représentent les anciens résultats consolidés de la Société et ils ne seront donc pas comparables pour toutes les périodes présentées. Le quatrième trimestre de 2004 constitue le premier trimestre de Esprit en qualité de fiducie.

APERÇU DE LA FIDUCIE ET FAITS SAILLANTS

Esprit est une fiducie canadienne du secteur de l'énergie, traditionnelle et indépendante, qui se consacre à la production et à la mise en valeur de pétrole et de gaz naturel dans l'Ouest canadien. Les principaux actifs de la Fiducie se trouvent en Alberta. Ce qui caractérise l'exploitation de la Fiducie, ce sont ses actifs durables, axés sur l'exploitation du gaz.

Au 31 décembre 2004, selon l'évaluation de ses évaluateurs de réserves indépendants, Gilbert Lausten Jung Associates Ltd., la Fiducie détenait des réserves prouvées totalisant 38,2 millions de bep. Sur ce total, les réserves prouvées exploitées s'établissaient à près de 30,6 millions de bep. La production de la Fiducie est fortement pondérée en gaz naturel et en liquides de gaz naturel, alors que le pétrole ne représentait, au 31 mars 2005, qu'environ 4 % de la production totale.

La Fiducie distribue un pourcentage élevé de ses flux de trésorerie aux investisseurs. Les flux de trésorerie non distribués servent à financer partiellement la recherche et la mise en valeur de réserves de pétrole et de gaz naturel, et, dans une perspective d'optimisation, la production existante. La Fiducie a pour stratégie de stabiliser ses distributions et d'augmenter la production et les réserves en combinant les acquisitions stratégiques à valeur ajoutée et les possibilités d'exploitation de source interne. La Fiducie possède une superficie de terrains assez considérable qui n'est pas mise en valeur pour l'instant, et elle a à son actif plusieurs projets de forage dans ses zones principales.

Le 14 mars 2005, Esprit a annoncé la conclusion d'un accord en vertu duquel, aux termes d'un plan d'arrangement, elle se porterait acquéreur des actions de Resolute Energy Inc. (« Resolute »), société ouverte dont les actions sont inscrites à la cote de la Bourse de Toronto, à raison de 0,338 part de fiducie pour chaque action de Resolute. Dans le cadre du plan d'arrangement, certains actifs de Resolute seraient cédés à une société distincte, Cordero Energy Inc., d'exploration et de mise en valeur de gisements de méthane houiller dont les actionnaires existants de Resolute deviendront les propriétaires. Le 29 avril 2005, le conseil d'administration de Resolute a convoqué les actionnaires à une assemblée extraordinaire dans le but de faire approuver le plan d'arrangement. L'acquisition demeure sous réserve de l'approbation des actionnaires de Resolute, de la cour du banc de la Reine de l'Alberta et de certains organismes de réglementation. Si toutes les autorisations nécessaires sont reçues en temps opportun, l'opération sera vraisemblablement conclue le 29 avril 2005.

Si le plan d'arrangement est approuvé, la Fiducie émettra environ 24,1 millions de parts de fiducie. Esprit estime que la dette nette cumulée s'élèvera à environ 150 millions de dollars à la clôture de l'opération. Les actifs acquis par l'entremise de cette opération permettront à Esprit d'accroître sa production d'environ 60 % et de réduire sa concentration d'actifs dans la zone de Olds. Étant donné que les actifs de Resolute sont principalement constitués de gisements de gaz naturel non corrosif, la production de la Fiducie de ce type de gaz passera de 29 % à 55 % de sa production totale de gaz. De plus, grâce à l'acquisition envisagée, les réserves prouvées de la Fiducie augmenteront de 15,7 millions de bep, tandis que la somme de ses réserves prouvées et probables grimpera de 20,4 millions de bep.

ANALYSE DES RÉSULTATS FINANCIERS

BÉNÉFICE NET ET FLUX DE TRÉSORERIE

(en milliers de dollars, sauf les montants par part)	T1 2005	T1 2004	T4 2004
Bénéfice net	11 029	7 684	12 179
Flux de trésorerie	22 456	23 591	23 791
Bénéfice net par part, montant de base	0,27	0,19	0,31
Flux de trésorerie par part, montant de base	0,56	0,59	0,60
Bénéfice net par part, montant dilué	0,27	0,19	0,29
Flux de trésorerie par part, montant dilué	0,53	0,58	0,56
Nombre moyen pondéré de parts, de base	40 178	39 962	39 867
Nombre moyen pondéré de parts, dilué	42 312	40 351	42 313
Distributions en espèces par part	0,42	–	0,42

Les flux de trésorerie du premier trimestre de 2005 ont atteint 22,5 millions de dollars, en baisse de 1,1 million de dollars ou de 5 % par rapport à ceux du premier trimestre de 2004 et en baisse de 1,3 million de dollars ou de 6 % par rapport à ceux du quatrième trimestre de 2004, qui a été le premier trimestre de Esprit à titre de fiducie (avant lequel les résultats d'exploitation étaient ceux de Esprit Exploration Ltd.). Malgré l'augmentation des produits du premier trimestre de 2005 comparativement à ceux du trimestre correspondant de 2004, qui a découlé de la montée des prix, le transfert de certains actifs de production à ProspEx a pesé dans la balance. Comparativement au quatrième trimestre de 2004, la hausse des produits qui a résulté de la montée du prix des produits énergétiques et la réduction des frais d'exploitation ont été nettement contrebalancées par un recul du volume de production et une augmentation des frais généraux et administratifs.

Le bénéfice net du premier trimestre de 2005, de 11,0 millions de dollars, représente une majoration de 44 % en regard de celui du trimestre correspondant de 2004. Cette majoration s'explique par la diminution des éléments hors caisse, notamment l'épuisement, et par la baisse des impôts sur les bénéfices. Ces éléments sont abordés en détail plus loin. Comparativement au bénéfice net du quatrième trimestre de 2004, celui du premier trimestre de 2005 a régressé de 1,2 million de dollars ou de 9 %. Cette régression découle principalement des mêmes facteurs qui ont influé sur les flux de trésorerie, soit une baisse du volume de production et une augmentation des frais généraux et administratifs.

PRODUITS TIRÉS DU PÉTROLE ET DU GAZ NATUREL

	T1 2005	T1 2004	T4 2004
Produits tirés du pétrole et du gaz (en milliers de dollars)	42 638	45 228	44 419
Volumes de production			
Gaz naturel (kpi³/j)	54 963	64 211	55 920
Liquides de gaz naturel (b/j)	1 310	1 245	1 436
Pétrole (b/j)	394	783	405
Total (bep/j)	10 864	12 730	11 161
Prix de vente			
Gaz naturel ($/kpi³)	7,12	6,40	6,99
Liquides de gaz naturel ($/b)	55,09	50,24	54,14
Pétrole brut ($/b)	26,43	30,32	34,75

Les produits tirés du pétrole et du gaz naturel ont totalisé 42,6 millions de dollars pour le premier trimestre de 2005, soit une baisse de 6 % comparativement à ceux du trimestre correspondant de 2004, qui avaient atteint 45,2 millions de dollars. Cette baisse s'explique par une diminution de 15 % du volume de production, essentiellement attribuable au transfert de certains actifs à ProspEx, diminution partiellement compensée par une majoration globale de 12 % du prix des produits énergétiques obtenus par la Fiducie. En regard du quatrième trimestre de 2004, les produits tirés du pétrole et du gaz naturel se sont contractés de 1,8 million de dollars ou de 4 %, surtout en raison d'un fléchissement du volume de production, tandis que le prix des produits énergétiques est demeuré constant d'un trimestre à l'autre.

Prix et commercialisation des produits

Les activités de commercialisation de la Société au cours du premier trimestre de 2005 ont permis à celle-ci d'obtenir un prix moyen de 7,12 $ le kpi³ à la sortie de l'usine. Ce prix représente une augmentation de 0,54 $ le kpi³ par rapport au prix de référence de l'Alberta prévu pour le trimestre. Ce prix de référence, qui est publié par le ministère de l'Énergie de l'Alberta, constitue la moyenne du prix du gaz naturel reçue à la sortie de l'usine par tous les producteurs de gaz albertains. Le prix moyen reçu pour le gaz naturel au cours du premier trimestre de 2005 s'élève à 7,12 $ le kpi³, contre 6,40 $ le kpi³ pour le premier trimestre de 2004, soit une progression de 11 %.

Le prix de vente moyen des LGN reçu durant le premier trimestre de 2005 se monte à 55,09 $ le baril, en hausse de 10 % comparativement à celui du trimestre correspondant de 2004.

Le prix moyen du pétrole réalisé par Esprit au premier trimestre de 2005 s'établit à 26,43 $ le baril, soit une diminution de 13 % par rapport à celui du premier trimestre de 2004. Cette diminution en 2005 s'explique par l'élargissement de la marge sur le pétrole lourd et la contraction du pourcentage de production de pétrole léger non corrosif sur le total de la production de pétrole de la Fiducie par rapport au premier trimestre de 2004. En outre, le prix des condensats s'est accru pendant tout le trimestre. Le condensat est mélangé avec le pétrole lourd pour en faire un produit plus léger.

Dans le cadre de sa politique de gestion des risques, dont une description détaillée figure plus loin, Esprit conclut des contrats dérivés sur le prix des produits énergétiques pour se protéger contre une baisse de prix. Comparativement aux produits qui auraient été obtenus selon les prix de référence des marchés énergétiques, les produits réels tirés du gaz ont augmenté de 1,2 million de dollars (0,24 $ le kpi³) pour le

premier trimestre de 2005 et ont reculé de 0,3 million de dollars (0,07 $ le kpi^3) pour le trimestre correspondant de 2004, en raison des opérations de couverture sur le prix du gaz naturel.

Pour le reste de l'exercice 2005, la Fiducie ne compte aucune opération de couverture sur la production de pétrole brut. Par contre, environ 33 % de sa production annuelle estimative de gaz naturel (exclusion faite de la production de Resolute) est couverte par des contrats à prix fixe. Une autre tranche de 4 % de la production de gaz naturel est couverte par des tunnels. Au 31 mars 2005, il aurait coûté environ 2,9 millions de dollars pour régler tous les contrats de la Fiducie.

Les prix des produits de la Fiducie peuvent fluctuer en raison d'un changement de la situation géopolitique, des conditions météorologiques, d'une pénurie ou d'une variation de la demande. La Fiducie vise à limiter la volatilité de ses flux de trésorerie et à stabiliser ainsi ses distributions. La Fiducie a rédigé une politique qui accorde un pouvoir limité à la direction lorsqu'il s'agit de conclure des opérations de couverture sur le prix de ses produits énergétiques. Le comité de vérification du conseil d'administration rencontre la direction chaque trimestre afin d'examiner la stratégie de couverture de la Fiducie ainsi que les couvertures en vigueur. Pas plus de 30 % à 35 % de la production de la Fiducie ne devrait être couverte par des contrats à prix fixe ou des contrats limitant la hausse des prix à un seuil maximal en tout temps. Dans le cas d'une acquisition importante, la Fiducie peut envisager la possibilité de couvrir une plus grande proportion de la production acquise afin de conserver tous les avantages qui découleraient de l'opération. En revanche, si jamais les prix dépassaient la limite établie dans les contrats de couverture, Esprit ne pourra pas profiter des produits supplémentaires que la hausse de prix engendrera.

Production

	T1 2005	T1 2004	T4 2004
Gaz naturel (kpi^3/j)	54 963	64 211	55 920
Liquides de gaz naturel (b/j)	1 310	1 245	1 436
Pétrole (b/j)	394	783	405
Total (bep/j)	10 864	12 730	11 161
Gaz naturel	84 %	84 %	84 %
Liquides de gaz naturel	12 %	10 %	13 %
Pétrole	4 %	6 %	3 %
Total	100 %	100 %	100 %

La production totale moyenne en équivalent de pétrole pour le premier trimestre de 2005 a atteint 10 864 bep par jour, soit une baisse de 15 % en regard de celle du premier trimestre de 2004. La baisse résulte du transfert d'environ 10 % des actifs de production de Esprit à ProspEx dans le cadre du plan d'arrangement, d'un arrêt de production imprévu attribuable à des tiers et de problèmes d'exploitation imputables aux conditions météorologiques. Le volume de production du premier trimestre de 2005 a perdu 3 % par rapport à celui du quatrième trimestre de 2004, par suite de l'épuisement des ressources dans certains nouveaux puits de la Fiducie, lesquels avaient été mis en production au cours du quatrième trimestre de 2004.

Pour le premier trimestre de 2005, la production moyenne de gaz naturel de la Fiducie s'est établie à 55,0 millions de pieds cubes (« Mpi^3 ») par jour, contre 64,2 Mpi^3 par jour pour le premier trimestre de 2004, soit une diminution de 14 %. La diminution résulte de la perte de production qui aurait été obtenue des actifs cédés à ProspEx, d'un arrêt de production imprévu attribuable à des tiers et d'autres problèmes d'exploitation imputables aux conditions météorologiques. La majorité de la production cédée à ProspEx au cours de la restructuration de la Société correspond à la production de gaz naturel. La production de gaz naturel du premier trimestre de 2005 a aussi baissé de 2 % comparativement à celle du quatrième trimestre de 2004, en raison de l'épuisement des ressources dans plusieurs puits qui avaient été mis en production au cours du quatrième trimestre de 2004.

La production de LGN est passée de 1 245 barils par jour pour le premier trimestre de 2004 à 1 310 barils par jour pour le premier trimestre de 2005, soit une augmentation de 5 %. La production cédée à ProspEx comportait du gaz relativement sec et n'a donc pas entraîné de grande baisse dans la production de LGN de la Fiducie.

La production de pétrole du premier trimestre de 2005 a atteint une moyenne de 394 barils par jour, en baisse de 50 % par rapport à la production du trimestre correspondant de 2004. Au cours du troisième trimestre de 2004, la production de pétrole de la Société en Saskatchewan avait été perturbée par une intrusion d'eau et par le sable. La production issue de ces puits n'a pas retrouvé son niveau d'autrefois et ne devrait vraisemblablement pas retrouver son niveau du premier semestre de 2004. La production de pétrole pour le premier trimestre de 2005 n'a pas vraiment augmenté par rapport à celle du quatrième trimestre de 2004, en raison de la diminution du niveau de production dans cette région.

Compte non tenu de l'acquisition envisagée de Resolute, la production moyenne devrait atteindre 11 000 bep par jour en 2005. Toutefois, ce niveau ne demeurera pas constant tout au long de l'exercice. En particulier, le volume du deuxième trimestre devrait accuser une baisse importante en raison de l'arrêt de production à l'usine de Olds pendant deux semaines, pour cause de réfection majeure. Au deuxième trimestre, le volume sera aussi touché par les importants travaux de réfection prévus à l'usine de Ram River, qui appartient à des tiers et est située dans la zone du centre-ouest de l'Alberta de la Fiducie et qui traite la production de Blackstone. Certaines contraintes sur le plan de l'exploitation auxquelles l'usine de Olds est confrontée devraient être éliminées grâce à la réfection planifiée, et la production moyenne devrait s'élever à 11 600 bep par jour pour le deuxième semestre de 2005.

REDEVANCES

	T1 2005	T1 2004	% de la variation	T4 2004	% de la variation
Total des redevances (déduction faite du CIAR) (en milliers de dollars)	10 190	10 693	(5)	10 358	(2)
Exprimées en pourcentage des ventes de pétrole et de gaz	24	24	–	23	4
Par bep	10,42	9,23	13	10,09	3

Les redevances versées pour le premier trimestre de 2005 ont totalisé 10,2 millions de dollars, contre 10,7 millions de dollars pour le trimestre correspondant de l'exercice précédent, baisse qui est proportionnelle à celle des produits. Les redevances ont représenté 24 % des produits au cours des premiers trimestres de 2004 et de 2005 et avaient légèrement baissé au cours du quatrième trimestre de 2004 lorsqu'elles s'étaient établies à 23 %. D'ici la fin de 2005, le taux de redevance devrait atteindre environ 24 %.

FRAIS D'EXPLOITATION

	T1 2005	T1 2004	% de la variation	T4 2004	% de la variation
Frais d'exploitation (en milliers de dollars)	7 412	7 960	(7)	8 321	(11)
Par bep	7,58	6,87	10	8,10	(6)

Les frais d'exploitation de la Fiducie ont totalisé 7,4 millions de dollars pour le premier trimestre de 2005, soit 7,58 $ par bep, contre 8,0 millions de dollars et 6,87 $ par bep pour le premier trimestre de 2004. L'augmentation des frais d'exploitation unitaires du premier trimestre de 2005 par rapport au trimestre correspondant de 2004 découle de l'envergure des travaux (y compris l'accumulation des frais connexes) nécessités par la réfection de l'usine de Olds. Par ailleurs, les actifs cédés à ProspEx comportaient des frais d'exploitation plus faibles que les autres actifs de Esprit, ce qui avait diminué le total des frais d'exploitation unitaires de Esprit avant que celle-ci ne soit convertie en fiducie. Le total des frais d'exploitation unitaires du premier trimestre de 2005 est inférieur à celui du quatrième trimestre de 2004, en raison de la hausse des produits tirés du traitement effectué par des tiers et de la baisse du coût de l'électricité et des frais de reconditionnement de puits. Les frais d'exploitation devraient atteindre une moyenne de 7,00 $ par bep pour l'ensemble de l'exercice 2005.

AMORTISSEMENT ET ÉPUISEMENT

	T1 2005	T1 2004	% de la variation	T4 2004	% de la variation
Amortissement et épuisement (en milliers de dollars)	10 186	11 323	(10)	10 600	(4)
Par bep	10,42	9,77	7	10,32	1

La charge au titre de l'amortissement et de l'épuisement s'est élevée à 10,2 millions de dollars pour le premier trimestre de 2005, en baisse par rapport aux 11,3 millions de dollars inscrits pour le premier trimestre de 2004. Toutefois, la charge unitaire s'est accrue, passant de 9,77 $ par bep à 10,42 $ par bep. La diminution de la charge totale au titre de l'amortissement et de l'épuisement résulte de la hausse du taux d'épuisement, hausse partiellement compensée par une régression du volume de production. L'autre facteur responsable de la hausse du taux d'épuisement est le transfert, de la Société à ProspEx, d'une proportion importante de terrains inexploités. Dans le calcul de la charge au titre de l'amortissement et de l'épuisement, la valeur de ces terrains est exclue de la valeur des actifs amortissables pour épuisement. Par conséquent, en établissant la charge au titre de l'amortissement et de l'épuisement, la Fiducie doit appliquer un taux d'épuisement plus élevé à sa production. Le taux d'amortissement et d'épuisement des exercices à venir continuera de s'accroître à mesure que les frais de découverte et de mise en valeur d'un exercice donné dépassent le taux historique de la Fiducie.

FRAIS GÉNÉRAUX ET ADMINISTRATIFS

	T1 2005	T1 2004	% de la variation	T4 2004	% de la variation
Frais généraux et administratifs (en milliers de dollars)	1 573	1 471	7	933	69
Par bep	1,61	1,27	27	0,91	77

Le montant net des frais généraux et administratifs est passé de 1,5 million de dollars pour le premier trimestre de 2004 à 1,6 million de dollars pour le premier trimestre de 2005, soit un bond de 7 %. Les frais généraux et administratifs unitaires du trimestre écoulé correspondent à 1,61 $ par bep, contre 1,27 $ par bep pour le trimestre correspondant de 2004. L'accroissement des tâches administratives liées à la gestion d'une fiducie de revenu et l'accroissement des exigences des organismes de réglementation à l'égard de l'information financière expliquent la hausse des frais généraux et administratifs par rapport à ceux du premier trimestre de 2004 et ceux du quatrième trimestre de 2004. En outre, la baisse de production a eu une incidence défavorable sur les frais généraux et administratifs unitaires. Selon toute probabilité, ces frais devraient atteindre une moyenne de 1,45 $ par bep pour l'ensemble de l'exercice 2005.

INTÉRÊTS DÉBITEURS

Les intérêts débiteurs pour le premier trimestre de 2005 s'élèvent à 0,9 million de dollars, en hausse de 0,1 million de dollars par rapport au montant de 0,8 million de dollars inscrit pour le trimestre correspondant de l'exercice précédent. L'augmentation de la moyenne de la dette à long terme en regard de celle du trimestre correspondant de 2004 a été en partie compensée par la diminution des taux d'intérêt débiteurs de la Fiducie. Le taux d'intérêt moyen applicable aux sommes prélevées sur la facilité de crédit a été de 3,6 % pour le premier trimestre de 2005, contre 3,9 % pour le trimestre correspondant de 2004.

IMPÔTS SUR LES BÉNÉFICES

Esprit n'a eu à payer aucun impôt sur les bénéfices exigible pour le premier trimestre de 2005, mais elle a payé l'impôt fédéral des grandes sociétés et l'impôt sur le capital de la Saskatchewan.

Les impôts futurs découlent de l'écart entre la valeur comptable des actifs et des passifs de la société exploitante et leur valeur fiscale. Selon la structure de la Fiducie, la société exploitante et la Fiducie s'échangent des paiements de participation, y compris la participation au bénéfice net, et ultimement, les deux entités transfèrent aux porteurs de parts tous les bénéfices ainsi encaissés et tout le passif d'impôts connexe. Par conséquent, il n'est pas prévu que la Fiducie ait à payer des impôts sur les bénéfices dans un avenir rapproché.

DÉPENSES EN IMMOBILISATIONS

(en milliers de dollars)	T1 2005	T1 2004	% de la variation	T4 2004	% de la variation
Exploration et mise en valeur	10 454	35 638	(71)	7 934	32
Acquisitions et cessions	30	–	100	(2)	1 600
Matériel de bureau et matériel informatique	82	61	34	11	645
Total	10 566	35 699	(70)	7 943	33

Le montant net des dépenses en immobilisations pour le premier trimestre de 2005 a régressé de 70 % par rapport à celui du trimestre correspondant de 2004, s'établissant à 10,6 millions de dollars. En tant que fiducie, Esprit réduit énormément les dépenses en immobilisations, particulièrement les frais d'exploration, se concentrant sur la mise en valeur d'actifs existants. La majorité des dépenses en immobilisations du premier trimestre de 2005 a été consacrée aux zones de Olds et de High River. Sur le total des dépenses en immobilisations engagées au cours du premier trimestre de 2005, 6,1 millions de dollars ont été affectés au forage et aux conditionnements de puits, tandis que 3,5 millions de dollars ont été consacrés aux installations.

Les dépenses en immobilisations prévisionnelles pour l'ensemble de l'exercice 2005, avant les acquisitions, s'élèvent à 40 millions de dollars. La Fiducie devrait dépenser environ 22 millions de dollars pour les activités de forage, 14 millions de dollars pour les installations et 4 millions de dollars pour les

terrains et autres immobilisations. Si les actionnaires de Resolute approuvent l'acquisition de leur société, le programme de dépenses en immobilisations sera revu et prendra plus d'envergure.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

(en milliers de dollars, sauf les ratios)	T1 2005	T1 2004	T4 2004
Total de l'actif	383 333 $	411 358 $	383 527 $
Total du passif à long terme	123 062 $	100 518 $	116 605 $
Dette à long terme	93 166 $	77 634 $	86 875 $
Fonds de roulement négatif	14 940 $	5 411 $	16 140 $
Dette nette	108 106 $	83 045 $	103 015 $
Ratio dette à long terme–flux de trésorerie	1,04	0,88	1,00
Ratio dette à long terme–capitaux propres	0,46	0,28	0,42
Nombre de parts en circulation	40 289	39 980	40 183

Les besoins de liquidités ou de trésorerie de la Fiducie sont satisfaits à l'aide des flux de trésorerie provenant de l'exploitation et des facilités de crédit existantes. Au 31 mars 2005, le total de la dette à long terme s'établissait à 93,2 millions de dollars, soit 1,04 fois le montant des flux de trésorerie (ratio dette à long terme–flux de trésorerie de 1,04), ce ratio étant calculé selon les flux de trésorerie annualisés du premier trimestre de 2005. Même si ce ratio est supérieur à celui de l'exercice précédent, qui n'était que de 0,88, il n'en demeure pas moins que ce ratio est relativement plus faible comparativement à ceux des pairs de la Fiducie. Celle-ci vise à obtenir un ratio dette–flux de trésorerie de 1,0 à 1,2. À la fin du trimestre, Esprit disposait d'un montant inutilisé de 56,8 millions de dollars sur sa facilité de crédit bancaire de 150 millions de dollars. Cette facilité est revue annuellement par les prêteurs, et selon toute vraisemblance, elle sera renouvelée. Toutefois, en cas d'une chute importante des réserves estimatives ou des prix futurs estimatifs, la facilité de crédit pourrait ne pas être renouvelée ou être réduite. Si la facilité de crédit n'est pas renouvelée ou est grandement réduite, la Fiducie éprouvera des difficultés à verser des distributions aux porteurs de parts.

Récemment, la Fiducie a fini de négocier avec un consortium de quatre banques canadiennes en vue de remplacer sa facilité de crédit actuelle. Si la Fiducie parvient à acquérir Resolute, sa facilité de crédit passera de 150 millions de dollars à 250 millions de dollars.

Le niveau de la dette future dépendra essentiellement des flux de trésorerie que la Fiducie pourra dégager de son exploitation ainsi que des distributions et des dépenses en immobilisations qu'elle effectuera. En 2005, la dette à long terme devrait augmenter, car les dépenses en immobilisations et les distributions en espèces prévues pour 2005 dépasseront vraisemblablement les flux de trésorerie. Ensemble, la facilité de crédit et les flux de trésorerie provenant de l'exploitation suffiront à financer les besoins de trésorerie à court terme de la Fiducie et à offrir à la Société toute la souplesse nécessaire pour rechercher des possibilités de croissance rentable. Une baisse importante des prix du pétrole et du gaz naturel ou des réserves pétrolières et gazières de la Fiducie risque de lui restreindre l'accès aux facilités de crédit bancaire et nuire au financement de ses activités et au maintien de ses distributions.

La Société n'a conclu aucune entente de financement hors bilan.

PARTS DE FIDUCIE EN CIRCULATION

Au 27 avril 2005, la Fiducie avait 42 185 731 parts de fiducie et actions échangeables en circulation, soit 11 099 557 parts de catégorie A, 29 278 931 parts de catégorie B et 1 807 243 actions échangeables. Selon le ratio d'échange applicable au 15 avril 2005, 1 931 021 parts pouvaient être émises à la conversion d'actions échangeables. Depuis le début de 2005, 0,1 million d'actions échangeables ont été échangées contre des parts de fiducie.

Les parts de la Fiducie sont inscrites à la cote de la Bourse de Toronto. Durant la période du 1er janvier 2005 au 31 mars 2005, les parts se sont négociées à un cours situé entre 12,10 $ et 13,49 $, au nombre d'environ 250 000 parts de catégorie B et 120 000 parts de catégorie A par jour en moyenne.

Dans le cadre du plan d'arrangement, la Fiducie a instauré un régime de primes de rendement à base de parts. En vertu de ce régime, les fiduciaires peuvent, de temps à autre, octroyer jusqu'à 5 % du nombre de parts de catégorie A et de parts de catégorie B en circulation (y compris les parts de catégorie B pouvant être émises contre des actions échangeables) à l'intention des fiduciaires, des dirigeants, des salariés et des fournisseurs de services de la Fiducie. Pour l'instant, 2,1 millions de parts peuvent être émises aux termes du régime. Les parts remises à titre de primes de rendement deviennent acquises au bout de trois ans. La valeur des primes attribuées en vertu du régime dépend de la performance de la Fiducie par rapport à celle de ses pairs au cours de la période et dépend de l'appréciation de la situation par le conseil d'administration.

Au cours du premier trimestre de 2005, la Fiducie a octroyé 202 412 parts à titre de primes de rendement (déduction faite des parts annulées qui avaient été octroyées en vertu du régime). La Fiducie a inscrit une charge de rémunération et un surplus d'apport de 0,4 million de dollars pour le premier trimestre de 2005, en se fondant sur la juste valeur estimative des parts à la date d'octroi.

DISTRIBUTIONS EN ESPÈCES

En vertu de la politique actuelle de la Fiducie sur les distributions, la Fiducie peut conserver près de 25 % à 30 % des flux de trésorerie qui pourront servir à financer les dépenses en immobilisations. Ainsi, Esprit devrait pouvoir financer son programme de dépenses en immobilisations grâce aux flux de trésorerie conservés et à de nouveaux prélèvements sur sa facilité de crédit bancaire. Si le prix des produits énergétiques venait à dépasser les prévisions et qu'il se produisait donc un excédent de flux de trésorerie dans un trimestre, cet excédent pourrait servir à accroître les distributions, à réduire la dette ou à augmenter les dépenses en immobilisations. Inversement, si le prix des produits ou si la production recule par rapport aux prévisions, il se peut que la Fiducie ait à diminuer les distributions, à accroître son endettement ou à réduire les dépenses en immobilisations.

Esprit verse des distributions mensuelles aux porteurs de parts inscrits à la clôture des registres, qui est à la fin de chaque mois. Les distributions sont versées le 15 du mois suivant ou le prochain jour ouvrable. Le conseil d'administration décide du montant à distribuer en se fondant sur le prix des produits

énergétiques alors en vigueur, les niveaux de production et la somme des dépenses en immobilisations qui doit être financée par les flux de trésorerie.
Durant tout le trimestre, les distributions ont été constantes, s'établissant tous les mois à 0,14 $ par part, et elles maintiennent ce niveau depuis la création de la Fiducie, soit en octobre 2004. Après la fin du trimestre, Esprit a annoncé ses distributions pour avril 2005, qui s'élèveront aussi à 0,14 $ par part. Pour le premier trimestre de 2005, Esprit a distribué 75 % de ses flux de trésorerie aux porteurs de parts. Depuis la création de la Fiducie, le ratio du total des distributions correspond à 73 %, ce qui est conforme à la politique actuelle de la Fiducie sur les distributions, qui prévoit une distribution de 70 % à 75 % des flux de trésorerie.

Il est attendu qu'environ 25 % des distributions de 2005 représenteront un remboursement de capital fiscalement efficace aux porteurs de parts canadiens et permettront de réduire le prix de base rajusté des parts de fiducie détenues par les porteurs. Pour les porteurs de parts qui sont des résidents américains, les distributions sont imposées suivant les règles fiscales des États-Unis. La tranche imposable des distributions mensuelles est établie annuellement en fonction du bénéfice de l'exercice et des bénéfices non répartis, conformément aux lois fiscales américaines. En 2004, 41,74 % des distributions versées constituent des « dividendes admissibles ». Le reste des distributions, soit 58,26 %, correspondent, aux fins fiscales, à une réduction à imposition reportée du coût des parts.

Nouvelles prises de position en comptabilité

Titres échangeables
En janvier 2005, l'Institut Canadien des Comptables Agréés (l'« ICCA ») a publié une prise de position adoptée par le Comité sur les problèmes nouveaux (le « CPN »), soit l'abrégé intitulé « Titres échangeables émis par des filiales de fiducies de revenu ». L'abrégé s'applique aux états financiers publiés pour les périodes se terminant à compter du 30 juin 2005. La Fiducie a adopté par anticipation les directives contenues dans cet abrégé au quatrième trimestre de 2004. Les délibérations du CPN portent sur la façon dont les titres échangeables d'une filiale doivent être présentés au bilan consolidé d'une fiducie de revenu, la façon dont ces titres doivent être mesurés, le traitement comptable qui s'applique lors de la conversion des titres échangeables et la façon dont les titres échangeables doivent être traités lorsqu'il s'agit de calculer le résultat par action. La partie du bénéfice attribuable aux titres échangeables de la Fiducie est présentée à titre de part des actionnaires sans contrôle à l'état des résultats. Les capitaux propres attribuables à la participation sans contrôle figurent au bilan à titre de part des actionnaires sans contrôle, avant le poste « Avoir des porteurs de parts ».

Événements postérieurs à la date du bilan
En mars 2004, l'ICCA a publié un exposé-sondage qui propose de prolonger la période de présentation des événements postérieurs à la date de clôture afin qu'elle couvre les événements qui se produisent entre la date de clôture et la date d'autorisation de publication des états financiers. Actuellement, les événements postérieurs doivent seulement être divulgués s'ils se produisent avant la date du rapport des vérificateurs. Cet exposé-sondage s'applique aux périodes ouvertes à compter du 1er janvier 2005. Esprit en a adopté les dispositions au premier trimestre de 2005.

RÉSULTATS D'EXPLOITATION TRIMESTRIELS

(en milliers de dollars, sauf les montants par part)

	2005	2004				2003		
	T1	T4	T3	T2	T1	T4	T3	T2
Produits tirés du pétrole et du gaz	42 638	44 419	46 351	48 651	45 228	41 602	41 722	42 508
Bénéfice net	11 029	12 179	(185)[1]	8 421	7 684	8 559	7 528	9 644
Flux de trésorerie	22 456	23 791	13 880	25 513	23 591	23 095	21 605	22 278
Bénéfice net par part, montant de base	0,27	0,31	(0,01)	0,21	0,19	0,21	0,19	0,24
Bénéfice net par part, montant dilué	0,27	0,29	(0,01)	0,21	0,19	0,21	0,19	0,24
Flux de trésorerie par part, montant de base	0,56	0,60	0,34	0,64	0,59	0,58	0,54	0,56
Flux de trésorerie par part, montant dilué	0,53	0,56	0,34	0,63	0,58	0,57	0,54	0,56

1) Cette période se caractérise par une perte en raison des frais d'opération engagés dans le cadre du plan d'arrangement.

RENSEIGNEMENTS COMPLÉMENTAIRES SUR LA FIDUCIE

D'autres documents d'information concernant la Fiducie, y compris sa notice annuelle, peuvent être consultés à l'adresse www.sedar.com, en cliquant sur les liens « Profils des sociétés », « E » et ensuite « Esprit Energy Trust ».

Avis au lecteur

- Certains chiffres correspondants de périodes antérieures ont été reclassés en fonction de la présentation adoptée pour la période considérée.
- Conformément à la Norme canadienne 51-101, tous les chiffres présentés en barils équivalents pétrole ont été convertis à raison de 6 000 pi^3 pour 1 baril, sauf indication contraire.

Exemption Number 82-34890


ESPRIT
ENERGY TRUST

Esprit Energy Trust

NOTICE ANNUELLE DE RENOUVELLEMENT RÉVISÉE
Pour l'exercice terminé le 31 décembre 2004

Le 31 mars 2005

TABLE DES MATIÈRES

INFORMATION PROSPECTIVE

La présente notice annuelle comporte certains énoncés prospectifs se rapportant notamment à notre exploitation, notre rendement financier projeté, nos perspectives commerciales et nos stratégies. En règle générale, l'information prospective comporte des déclarations qui emploient des termes tels que « anticiper », « croire », « projeter » ou des termes similaires suggérant les résultats futurs.

Les lecteurs sont mis en garde de ne pas se fier indûment à l'information prospective du fait qu'il est possible que les prévisions et les projections, de même que d'autres formes d'information prospective, ne seront pas atteintes ou réalisées. De par sa nature, notre information prospective comporte de nombreuses hypothèses, risques et incertitudes inhérents, notamment les facteurs suivants : la conjoncture économique mondiale générale, y compris la conséquence, s'il y a lieu, d'un ralentissement économique possible aux États-Unis et/ou au Canada; les changements dans les stratégies d'affaires; la disponibilité et le prix des produits énergétiques du point de vue du fabricant et de l'utilisateur de ces produits; les répercussions de la concurrence et les pressions sur les prix; la surproductivité du secteur; les changements de la demande sur le marché; les modifications des lois et des règlements, notamment des lois environnementales et de nature réglementaire, comme l'imposition de restrictions en réponse à des préoccupations environnementales relatives à la production de pétrole et de gaz; les hausses possibles des frais d'entretien et d'exploitation; les incertitudes liées aux litiges; les conflits de travail; le moment de la concrétisation des projets d'immobilisations ou d'entretien; les fluctuations des devises et des taux d'intérêt; les divers événements qui peuvent interrompre les opérations, notamment les conditions météorologiques particulièrement mauvaises; ainsi que les changements sur le plan technologique. Les énoncés prospectifs sont faits en date des présentes et Esprit Energy Trust et Esprit Exploration Ltd. n'assument aucune obligation de mettre à jour ou de réviser ces énoncés afin de tenir compte de nouveaux renseignements, qu'ils soient obtenus ultérieurement ou autrement.

Tous les termes clés qui sont utilisés dans la présente notice annuelle sans y être par ailleurs définis ont le sens qui leur est attribué dans le glossaire des termes figurant aux présentes.

ESPRIT ENERGY TRUST ET ESPRIT EXPLORATION LTD.

Esprit Energy Trust

Esprit Energy Trust (« Esprit » ou la « Fiducie ») est une fiducie de fonds commun de placement non constituée en société à capital variable régie par les lois de la province d'Alberta et créée aux termes de la convention de fiducie. Le siège social et bureau principal de la Fiducie est situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1. La Fiducie a été établie entre autres aux fins suivantes :

a) acquérir, transférer et par ailleurs négocier des titres émis par Esprit Exploration Ltd. (la « Société »), investir dans ceux-ci et disposer de ceux-ci, y compris les titres des filiales de la Société et des membres du même groupe qu'elle, les actions ordinaires et les billets, ainsi qu'afin d'emprunter des fonds aux fins susmentionnées et d'établir et d'acquérir la PRN aux termes de l'arrangement;

b) investir dans tout autre titre et dans tout autre placement dont les fiduciaires peuvent décider et afin d'emprunter des fonds à cette fin;

c) émettre des parts de fiducie, des titres convertibles en parts de fiducie ou des titres échangeables contre des parts de fiducie afin d'obtenir des fonds permettant d'exercer l'une quelconque des activités de la Fiducie, de réaliser des acquisitions de titres ou de tout autre élément d'actif en faveur de la Fiducie;

d) disposer d'une portion quelconque des biens de la Fiducie;

e) s'acquitter des obligations de la Fiducie ou encore rembourser ses éléments de passif ou ses dettes;

f) prendre toutes les mesures nécessaires, accessoires, auxiliaires ou liées à l'une quelconque des fins précédentes.

Il est interdit aux fiduciaires de faire l'acquisition d'un placement qui a) ferait en sorte que le coût indiqué pour la Fiducie de tous les « biens étrangers » (tel que défini dans la Loi de l'impôt) qu'elle détient excède la somme prévue par l'article 5000 des règlements pris en application de la Loi de l'impôt, ou b) ferait en sorte que la Fiducie ne soit pas considérée être une « fiducie d'investissement à participation unitaire » ou une « fiducie de fonds commun de placement » pour l'application de la Loi de l'impôt.

Les fiduciaires peuvent déclarer que la totalité ou une partie du bénéfice net de la Fiducie est payable aux porteurs de parts, minoré de la totalité des dépenses et du passif de la Fiducie exigibles et cumulés et imputables au bénéfice net de la Fiducie. À l'heure actuelle, il est prévu que l'intérêt reçu sur le capital des billets et les paiements aux termes de la convention relative à la PRN constitueront le seul revenu devant être perçu par la Fiducie. La Fiducie verse aux porteurs de parts des distributions en espèces mensuelles des intérêts créditeurs obtenus sur les billets et aux termes de la convention relative à la PRN, après les dépenses, s'il y a lieu, et les rachats en espèces de parts de fiducie. Se reporter à la rubrique intitulée « Renseignements concernant Esprit Energy Trust – Distributions en espèces ».

La Fiducie existera pour une durée se terminant 21 ans après la date de décès du dernier survivant de Sa Majesté la Reine Elizabeth II, en vie le 16 août 2004, à moins d'être dissoute auparavant conformément aux modalités de la convention de fiducie. La Fiducie compte trois filiales, soit la Société, ExchangeCo et Canadian 88 Energy Resources Corp., filiale de la Société.

Esprit Exploration Ltd.

Esprit Exploration Ltd. est la société issue de la fusion de l'ancienne société dénommée Esprit Exploration Ltd. et d'Esprit Acquisition Corp., laquelle fusion a été effectuée le 1er octobre 2004 dans le cadre de l'arrangement. Le siège social et bureau principal de la Société est situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1 et son principal établissement est situé à Bennett Jones LLP, 855 – 2nd S.W., bureau 4500, Calgary (Alberta) T2P 4K7.

L'activité principale de la Société est d'acquérir, d'explorer, de mettre en valeur, d'optimiser, d'exploiter et de produire des réserves de pétrole et de gaz naturel dans l'Ouest canadien. Pour une description des activités de la Société, se reporter à la rubrique intitulée « Renseignements concernant Esprit Exploration Ltd. ».

RENSEIGNEMENTS CONCERNANT ESPRIT EXPLORATION LTD.

Dénomination et constitution

La Société a été constituée en vertu de la *Loi canadienne sur les sociétés par actions* sous la dénomination Canadian 88 Energy Corp., le 4 septembre 1987.

Les statuts de la Société ont été modifiés le 28 juin 1988 afin d'y ajouter d'autres catégories d'actions privilégiées autorisées; le 8 décembre 1989 afin d'autoriser une série d'actions privilégiées de deuxième rang; le 18 juillet 1991 afin de regrouper les actions de catégorie A en circulation à raison de une pour

dix; le 8 août 1994 afin de changer le nom et la désignation des actions de catégorie A en actions ordinaires; et le 20 septembre 1999 afin de changer l'emplacement du principal établissement pour qu'il soit situé à Calgary, en Alberta, et afin de permettre la nomination d'administrateurs supplémentaires entre les assemblées annuelles.

Le 1er novembre 2002, la Société a fusionné avec Canadian 88 Resources Corp., filiale en propriété exclusive. Le 1er janvier 2003, la Société a fusionné avec Canadian 88 Energy Processing Corp., filiale en propriété exclusive. Le 26 mai 2003, les statuts de la Société ont été modifiés pour que la dénomination de la Société soit changée pour Esprit Exploration Ltd.

Le 1er octobre 2004, la Société a fusionné avec Esprit Acquisition Corp. conformément aux modalités de l'arrangement.

Relations intersociétés

La Société ne compte aucune filiale qui, individuellement, représente plus de 10 % et, dans leur ensemble, plus de 20 % du total des éléments d'actif consolidés et du total des ventes et des produits d'exploitation consolidés de la Société au 31 décembre 2004.

Stratégie d'affaires

La stratégie d'affaires principale de la Société vise à favoriser des distributions stables de la Fiducie et à accroître la production et les réserves grâce à une combinaison d'acquisitions stratégiques rentables et d'occasions en matière d'exploitation identifiées à l'interne. Lorsque nécessaire, la Société et des coentreprises collaborent à réduire les risques liés à la découverte de réserves de pétrole et de gaz et à leur mise en valeur.

Employés

À l'heure actuelle, la Société compte au total 80 employés à temps plein, y compris 35 membres du personnel itinérant.

Historique de trois ans

Arrangement

Le 1er octobre 2004, l'arrangement a été réalisé, aux termes duquel les porteurs d'actions ordinaires de l'ancienne société dénommée Esprit Exploration Ltd. ont reçu ce qui suit :

1. compte tenu de la résidence et du choix du porteur, 0,25 part de fiducie de catégorie A, 0,25 part de fiducie de catégorie B ou 0,25 action échangeable;

2. 0,20 action ordinaire de ProspEx Resources Ltd.;

3. un paiement en espèces de 0,22 $.

Conformément aux modalités de l'arrangement, l'ancienne société dénommée Esprit Exploration Ltd. a fusionné avec Esprit Acquisition Corp. afin de former la Société.

Acquisition de RMX Exploration Ltd.

Le 4 octobre 2002, Esprit Exploration Ltd. a acquis la totalité des actions émises et en circulation de RMX Exploration Ltd. (« RMX »), société pétrolière et gazière fermée, en échange contre une somme d'environ 22,5 millions de dollars en espèces. Les éléments d'actif de RMX ont ajouté une production nette d'environ 950 bep/j au cours du quatrième trimestre de 2002 et d'environ 2,1 Mbep de réserves prouvées à l'exploitation et aux éléments d'actif d'Esprit Exploration Ltd. Aux termes de l'arrangement, RMX est devenue une filiale en propriété exclusive de ProspEx Resources Ltd.

Placement secondaire

Le 3 juin 2002, Duke Energy Hydrocarbons, LLC a annoncé qu'elle avait convenu de vendre la totalité des actions ordinaires d'Esprit Exploration Ltd. dont elle avait la propriété véritable à un syndicat de preneurs fermes au prix de 2,80 $ l'action. Au total, 24 412 500 actions ordinaires ont été vendues le 24 juin 2002 au moyen d'un placement secondaire effectué au Canada.

Nomination des membres de la haute direction

Le 19 décembre 2001, Esprit Exploration Ltd. a annoncé le départ à la retraite de son président et chef de la direction, soit M. Joseph L. Pritchett III, avec prise d'effet le 1er janvier 2002. M. George W. Watson, membre du conseil d'administration d'Esprit Exploration Ltd., a été nommé président et chef de la direction par intérim jusqu'à la nomination d'un nouveau président et chef de la direction. Le 23 mai 2002, Esprit Exploration Ltd. a annoncé la nomination de M. Stephen J. Savidant au poste de président et chef de la direction. Par la suite, M. Stephen B. Soules a été nommé vice-président directeur et chef des services financiers le 31 mai 2002 et M. Blake C. Fleming a été nommé vice-président directeur et chef de l'exploitation le 24 juin 2002.

Description des propriétés pétrolières et gazières et des éléments d'actif

Le texte qui suit présente une description des propriétés pétrolières et gazières, des usines et des installations principales de la Société. Les volumes de production représentent la part de la participation directe de la Société avant la déduction des redevances. Les quantités de réserves sont déclarées, avant la déduction des redevances, au 31 décembre 2004, compte tenu des hypothèses relatives à la hausse des coûts et des prix, tel qu'il est énoncé dans le rapport GLJ.

La Société est une société pétrolière et gazière établie à Calgary qui concentre ses activités sur le gaz naturel se trouvant du côté ouest du bassin sédimentaire de l'Ouest canadien. Les zones principales de concentration de la Société sont notamment Olds, centre-ouest de l'Alberta, Three Hills/Swalwell et High River.

Olds

Située à 100 kilomètres au nord de Calgary, Olds est la première zone productive principale en importance de la Société. En 2004, Olds a produit 5 338 bep/j en moyenne.

La Société a une participation directe moyenne de 82 % dans la région Olds, y compris une participation directe exclusive dans l'unité n° 1 du champ de gaz Olds. La Société est propriétaire et assure l'exploitation de l'usine de gaz sulfureux Olds, qui a une capacité d'admission brute de 84 Mpi^3/j et un débit actuel de 55 Mpi^3/j.

La majeure partie de la production de la région Olds provient de la zone unifiée Crossfield (Wabamun) de l'unité n° 1 du champ de gaz Olds. Les méthodes d'exploration et la technologie qui sont utilisées à Olds ont été améliorées, au point que la mise en valeur de Crossfield est actuellement principalement en phase d'exploitation.

La majorité des dépenses en immobilisations de la Société seront engagées pour les activités de forage et d'exploitation relatives à Olds. Au cours des prochaines années, la Société prévoit forer jusqu'à 22 puits de développement horizontaux à Wabamun. En outre, des activités de mise en valeur importantes seront associées à l'exploitation du potentiel vertical relatif à Olds. De nombreuses occasions avantageuses ont été identifiées dans les formations Pekisko, Viking et Edmonton. La Société a identifié 13, 12 et 23 emplacements de puits futurs dans les formations Pekisko, Viking et Edmonton, respectivement, qui seront forés au cours des prochaines années. Le programme d'immobilisations relatif à Olds sera conçu pour maintenir la production de la Société à ses niveaux actuels.

Le bassin hydrologique de l'usine Olds a été considérablement agrandi pour atteindre une superficie d'environ 450 milles carrés; cet agrandissement est dû à la construction d'un pipeline de 22 milles de longueur et de six pouces de diamètre à partir de la région Innisfail qui permet de transporter le gaz inutilisé à l'usine Olds afin d'y être traité. Compte tenu de l'infrastructure actuelle et du vaste réseau collecteur, la capacité disponible est suffisante pour attirer des revenus supplémentaires de tiers et le potentiel est suffisant pour accroître considérablement les activités médianes de l'usine Olds.

Centre-ouest de l'Alberta

Les éléments d'actif du centre-ouest de l'Alberta de la Société couvrent une superficie importante allant environ des cantons 25 à 45, des rangs 2 à 16, W5M, au nord-ouest de Calgary. Cette région a un potentiel multizones, comme l'indiquent les diverses zones productives se trouvant dans les puits existants, notamment les formations Edmonton, Cardium, Viking, Mannville, Jurassic, Rundle, Elkton et Leduc.

L'élément d'actif producteur le plus important de la Société situé dans la région du centre-ouest de l'Alberta est le puits Blackstone, qui est situé environ 180 kilomètres au nord-ouest de Red Deer, en Alberta, dans le canton 45, le rang 16, W5M. Le puits Blackstone produit actuellement environ 8,5 Mpi^3/j de ventes de gaz nettes. La Société détient une participation directe de 50 % dans Blackstone.

Au cours de 2005, la Société a l'intention d'exercer des activités d'optimisation ainsi que de procéder à un forage intercalaire sélectif au centre-ouest de l'Alberta. La Société a l'intention de forer deux puits avant la fin de 2005.

En 2004, la Société a tiré une production de 3 705 bep/j du centre-ouest de l'Alberta.

Three Hills

La propriété Three Hills comprend les cantons 29 à 42 et les rangs 17, W4M, à 1, W5M. La Société détient une participation dans l'unité gazière n° 1 Three Hills, l'unité gazière n° 1 Equity ainsi que diverses participations dans plusieurs puits pétroliers et gaziers non groupés. La Société exploite l'usine de gaz Three Hills, qui se situe à l'est de la ville de Three Hills, à 4-33-31-23 W4M.

Le lopin de terre de la Société est stratégiquement situé près de l'usine de gaz Three Hills et généralement au sein des limites de l'unité gazière n° 1 Three Hills, ou adjacent à celle-ci. La Société a également des participations non exploitées dans la région générale de l'unité gazière n° 1 Equity exploitée par Murphy Canada Exploration Ltd.

La production de gaz non-corrosif dans la région de Three Hills provient principalement des formations Glauconitic, Ostracod, Basal Quartz et Pekisko. La Société tire également une production pétrolière des formations Glauconitic et Pekisko.

Les niveaux de production de Three Hills devraient être maintenus grâce à des optimisations et des remises en production.

En 2004, la Société a tiré une production de 1 045 bep/j de Three Hills.

Swalwell

La propriété Swalwell est située 80 kilomètres au nord-est de Calgary, dans les cantons 29 et 30, les rangs 25 et 26, W4M. La production à la propriété Swalwell a commencé en 2000 et le gaz non-corrosif est tiré principalement de la formation Cretaceous Viking, avec une petite production tirée de la formation Mississippian Pekisko et du groupe de Wabamun du Dévonien. En plus du programme de forage intercalaire et de développement continu dans la formation Viking, d'autres possibilités ont été identifiées dans le Crossfield Member du groupe de Wabamun.

La Société prévoit forer jusqu'à 10 puits dans la formation Viking de Swalwell avant la fin de 2005.

En 2004, la Société a tiré une production de 458 bep/j de Swalwell.

High River

La propriété High River se situe 80 kilomètres au sud de Calgary. La Société est le détenteur principal d'une participation directe dans plus de 50 000 acres de terrain (droits pétroliers et gaziers). Les éléments d'actif se situent dans une zone de 650 milles carrés comprenant les cantons 16 à 21 et les rangs 29, W4M, à 3, W5M.

En 2004, la Société a tiré une production de 370 bep/j de High River.

Volumes de la production quotidienne moyenne pour 2004

Le tableau suivant présente les volumes de la production quotidienne moyenne de la Société, par région, pour 2004.

Propriété	Gaz (Mpi^3/j)	Pétrole (b/j)	LGN (b/j)	Bep (bep/j)
Olds	27,07	36	790	5 338
Three Hills/Swalwell	7,41	77	191	1 503
Centre-ouest de l'Alberta	19,95	89	291	3 705
Medallion/High River	6,78	0	44	1 174
Autres	0,95	338	8	505
Total	**62,16**	**540**	**1 324**	**12 225**

Données relatives aux réserves de pétrole et de gaz

Les tableaux ci-après présentent un résumé des réserves de pétrole brut, de liquides de gaz naturel (les « LGN ») et de gaz naturel de la Société ainsi que de la valeur actualisée des flux de trésorerie nets futurs associés à ces réserves au 31 décembre 2004, telles qu'évaluées par GLJ le 7 février 2005 en

fonction des hypothèses de prix constants et prévisionnels, et cette information a été tirée du rapport GLJ. Le rapport GLJ a été préparé en conformité avec les normes contenues dans le Canadian Oil and Gas Evaluators Handbook (le « manuel COGE ») et les définitions des réserves établies par les Autorités canadiennes en valeurs mobilières dans le règlement 51-101 portant sur l'information concernant les activités pétrolières et gazières et le manuel COGE. Les tableaux présentent un résumé des données qui sont contenues dans le rapport GLJ et, par conséquent, ils peuvent contenir des chiffres qui diffèrent quelque peu de ceux figurant dans le rapport GLJ du fait qu'ils ont été arrondis. **Tous les flux de trésorerie futurs sont présentés sans tenir compte des provisions au titre des coûts indirects et des coûts de remise en état des emplacements visés par des baux (autres que les coûts liés à l'abandon de puits existants et de puits devant être forés dans l'avenir auxquels des réserves sont attribuées), et déduction faite des redevances et des dépenses en immobilisations futures estimatives. Il ne faudrait pas tenir pour acquis que la valeur actualisée des flux de trésorerie futurs estimatifs présentés ci-après est représentative de la juste valeur marchande des réserves. Rien ne garantit que ces hypothèses en matière de coûts et de prix se réaliseront et les écarts pourraient être importants. Les estimations des réserves et du taux de récupération relatifs aux réserves de pétrole brut, de LGN et de gaz naturel de la Société fournies aux présentes ne sont que des estimations et rien ne garantit que les réserves estimatives seront récupérées. Les réserves réelles de pétrole brut, de gaz naturel et de LGN pourraient être supérieures ou inférieures aux estimations fournies aux présentes.**

Dans les divers tableaux relatifs aux réserves qui sont inclus dans les présentes, le total des colonnes peut sembler inexact du fait que les chiffres ont été arrondis.

Le rapport sur les données relatives aux réserves de GLJ est joint à la présente notice annuelle en tant qu'annexe A et le rapport de la direction et des administrateurs de la Société sur l'information concernant les réserves de pétrole et de gaz est joint à la présente notice annuelle en tant qu'annexe B.

Réserves de pétrole et de gaz naturel et valeurs actualisées
(basées sur les hypothèses de prix prévisionnels)

	Réserves							
	Pétrole léger/moyen (kb)		Pétrole lourd (kb)		Gaz naturel (Gpi^3)		LGN (kb)	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
Prouvées								
Mises en valeur et exploitées	123	112	227	196	157,4	116,6	3 986	2 757
Mises en valeur et inexploitées	0	0	80	64	8,5	6,4	224	151
Non mises en valeur	0	0	0	0	30,5	21,8	799	540
Total des réserves prouvées	123	112	307	260	196,4	144,8	5 009	3 448
Probables	26	24	74	62	58,3	42,7	1 382	944
Total des réserves prouvées et probables	149	136	381	322	254,7	187,6	6 391	4 392

	Valeurs actualisées				
	Avant impôt, actualisée (pourcentage par année)				
	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Prouvées					
Mises en valeur et exploitées	526,5	383,2	309,0	263,2	231,7
Mises en valeur et inexploitées	27,8	21,7	17,9	15,3	13,3
Non mises en valeur	73,2	41,9	25,3	15,4	9,1
Total des réserves prouvées	627,6	446,8	352,3	294,0	254,1
Probables	201,2	105,8	65,1	44,1	31,8
Total des réserves prouvées et probables	828,7	552,6	417,4	338,1	285,9

Réserves de pétrole et de gaz naturel et valeurs actualisées
(basées sur les hypothèses de prix constants)

	Réserves							
	Pétrole léger/moyen (kb)		Pétrole lourd (kb)		Gaz naturel (Gpi³)		LGN (kb)	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
Prouvées								
Mises en valeur et exploitées	135	123	215	190	157,9	117,0	3 992	2 752
Mises en valeur et inexploitées	0	0	73	59	8,6	6,4	224	151
Non mises en valeur	0	0	0	0	30,5	21,8	799	538
Total des réserves prouvées	135	123	287	249	197,0	145,3	5 015	3 440

	Valeurs actualisées	
	Avant impôt, actualisée (pourcentage par année)	
	0 (M $)	10 (M $)
Prouvées		
Mises en valeur et exploitées	630,0	365,2
Mises en valeur et inexploitées	33,7	21,3
Non mises en valeur	95,0	36,7
Total des réserves prouvées	758,7	423,2

Notes :

1) Le total des colonnes peut sembler inexact du fait que les chiffres ont été arrondis.

2) « **Brut** » s'entend de la part totale de la participation directe et/ou des droits de redevances de la Société, avant les redevances appartenant à des tiers.

« **Net** » s'entend de la part totale de la participation directe et/ou des droits de redevances de la Société, déduction faite des sommes imputables aux redevances appartenant à des tiers.

« **Redevances** » fait référence aux redevances payées à des tiers. Les redevances déduites des réserves sont basées sur le pourcentage des redevances calculé en appliquant le taux de redevances ou le calcul des redevances applicable. Dans le cas des redevances variables à la Couronne qui sont tributaires des cours vendeurs, les prévisions du prix relatives à chacune des propriétés en question ont été utilisées.

« **Réserves** » sont les quantités restantes estimatives de pétrole, de gaz naturel et de substances apparentées qu'on prévoit pouvoir récupérer de gisements connus, à partir d'une date donnée, en fonction de ce qui suit : l'analyse des données de forage ainsi que des données géologiques, géophysiques et information technique; l'utilisation de la technologie connue; des conditions économiques précises, généralement acceptées comme raisonnables. Les réserves sont classées en fonction du degré de certitude qui se rattache aux estimations.

« **Réserves prouvées** » sont les réserves qu'on estime avec une certitude élevée pouvoir récupérer; il est probable que les quantités restantes effectivement récupérées seront supérieures aux réserves prouvées estimatives. La probabilité que les réserves soient réellement récupérées par rapport aux réserves prouvées sont d'au moins 90 %.

« **Réserves probables** » sont les réserves additionnelles pour lesquelles la certitude de récupération est inférieure à celle des réserves prouvées; il est tout aussi probable que les quantités restantes effectivement récupérées seront supérieures ou inférieures à la somme des réserves prouvées et des réserves probables estimatives. Le degré de certitude visé correspond à une probabilité d'au moins 50 % que les quantités effectivement récupérées seront au moins égales à la somme des réserves prouvées et probables estimatives.

« **Réserves prouvées mises en valeur** » sont les réserves qu'on prévoit récupérer par l'entremise de puits existants et d'installations actuelles ou, à défaut d'installations déjà montées, dont la mise en production nécessiterait des dépenses peu élevées (p. ex., comparativement au coût du forage d'un puits). Les réserves mises en valeur peuvent être subdivisées selon qu'elles sont exploitées ou inexploitées.

« **Réserves mises en valeur exploitées** » sont les réserves qu'on prévoit récupérer d'intervalles d'achèvement ouverts au moment de l'estimation; ou bien ces réserves sont exploitées au moment envisagé, ou bien, si elles sont inutilisées, elles doivent avoir été mises en production antérieurement et la date de reprise de la production doit être connue avec une certitude raisonnable.

« **Réserves mises en valeur inexploitées** » sont les réserves qui n'ont pas été mises en production ou qui ont antérieurement été en production, mais qui sont inutilisées et dont la date de reprise de la production est inconnue.

« **Réserves non mises en valeur** » sont les réserves qu'on prévoit récupérer à partir de gisements connus dont la mise en production nécessiterait des dépenses considérables (p. ex., comparativement au coût du forage d'un puits); elles doivent respecter pleinement les critères de la catégorie de réserves (prouvées, probables, possibles) à laquelle elles sont attribuées.

3) Les hypothèses de prix et coûts prévisionnels supposent l'application continue des lois et des règlements actuels et des modifications aux prix de vente à la tête du puits et tiennent compte de l'inflation relative aux frais liés à l'exploitation et aux dépenses en immobilisations futurs. Dans le rapport GLJ, on suppose que les frais liés à l'exploitation augmenteront de 2,0 % par année. Les prix de base du pétrole brut et du gaz naturel tels que prévus par GLJ avec prise d'effet le 1er janvier 2005 sont présentés dans les tableaux suivants :

Gilbert Laustsen Jung Associates Ltd.
Prix prévisionnels du pétrole brut et des liquides de gaz naturel

Année	WTI à Cushing, Oklahoma	Pétrole léger non sulfuré à Edmonton 40° API	Propane à Edmonton	Butane à Edmonton	Pentanes plus à Edmonton	Taux d'inflation	Cours du change
	($ US/b)	($ CA/b)	($ CA/b)	($ CA/b)	($ CA/b)	(%/an)	($ US/$ CA)
2005	42,00	50,25	32,25	37,25	50,75	2,0	,82
2006	40,00	47,75	30,50	35,25	48,25	2,0	,82
2007	38,00	45,50	29,00	33,75	46,00	2,0	,82
2008	36,00	43,25	27,75	32,00	43,75	2,0	,82
2009	34,00	40,75	26,00	30,25	41,25	2,0	,82
2010	33,00	39,50	25,25	29,25	40,00	2,0	,82
2011	33,00	39,50	25,25	29,25	40,00	2,0	,82
2012	33,00	39,50	25,25	29,25	40,00	2,0	,82
2013	33,50	40,00	25,50	29,50	40,50	2,0	,82
2014	34,00	40,75	26,00	30,25	41,25	2,0	,82
2015	34,50	41,25	26,50	30,50	41,75	2,0	,82
2016+	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	2,0	,82

Gilbert Laustsen Jung Associates Ltd.
Prix prévisionnels du gaz naturel

Année	Prix au comptant AECO-C en Alberta
	$ CA/MBTU
2005	6,60
2006	6,35
2007	6,15
2008	6,00
2009	6,00
2010	6,00
2011	6,00
2012	6,00

Année	Prix au comptant AECO-C en Alberta
	$ CA/MBTU
2013	6,10
2014	6,20
2015	6,30
2016+	+2,0 %/an

4) Les hypothèses de prix constants supposent l'application continue des lois, des règlements et des frais liés à l'exploitation actuels en vigueur à la date du rapport GLJ. Les prix pour les produits n'ont pas augmenté après le 31 décembre 2004. En outre, les frais liés à l'exploitation et les dépenses en immobilisations n'ont pas augmenté en fonction de l'inflation. Les prix utilisés relativement aux densités du mélange de pétrole brut et à divers contrats gaziers sont présentés dans le tableau ci-dessous (rajustés pour tenir compte de la qualité et du transport) :

Pétrole brut léger à Edmonton, en Alberta	46,54 $ CA/b
Pétrole WTI à Cushing, à Oklahoma	43,45 $ US/b
Prix au comptant du gaz AECO-C en Alberta	6,79 $ CA/MBTU

5) Depuis le 1er janvier 1995, le taux du CIRA varie d'un maximum de 75 % d'une somme de 2 000 000 $ lorsque le prix de référence du crédit d'impôt au titre des redevances est inférieur à 100 $/m^3 jusqu'à un minimum de 25 % d'une somme de 2 000 000 $ lorsque le prix de référence du crédit d'impôt au titre des redevances est supérieur à 210 $/m^3.

6) Le rapport GLJ estime que les dépenses en immobilisations futures non actualisées nécessaires pour atteindre la valeur actualisée estimative des flux de trésorerie nets futurs compte tenu des coûts prévisionnels des réserves prouvées et probables se chiffrent au total à 87,7 millions de dollars, dont une tranche de 31,5 millions de dollars doit être dépensée en 2005, une tranche de 18,5 millions de dollars doit être dépensée en 2006, une tranche de 17,0 millions de dollars doit être dépensée en 2007 et une tranche de 20,7 millions de dollars doit être dépensée par la suite (ou, en fonction des coûts constants, se chiffrent au total à 84,0 millions de dollars, dont une tranche de 31,5 millions de dollars doit être dépensée en 2005, une tranche de 18,2 millions de dollars doit être dépensée en 2006, une tranche de 16,3 millions de dollars doit être dépensée en 2007 et une tranche de 18,1 millions de dollars doit être dépensée par la suite).

7) La quasi-totalité des réserves mises en valeur exploitées qui sont évaluées dans le rapport GLJ étaient en production au 31 décembre 2004.

8) L'étendue et la nature de toutes les données concrètes fournies à GLJ ont été acceptées par GLJ telles que représentées. Les calculs relatifs aux réserves de pétrole brut et de gaz naturel et les prévisions sur lesquelles le rapport GLJ se base ont été établis conformément aux pratiques d'évaluation généralement reconnues. Aucune inspection du terrain n'a été effectuée. Les valeurs de récupération des installations et des coûts de remise en état des emplacements visés par des baux n'ont pas été incluses dans le rapport GLJ (autres que les frais liés à l'abandon de puits existants et de puits devant être forés dans l'avenir auxquels des réserves sont attribuées).

9) La valeur actualisée nette des produits d'exploitation nets futurs n'a été présentée qu'avant impôt. Compte tenu de la structure de la Fiducie, les valeurs après impôt seraient les mêmes.

Les tableaux ci-après présentent les éléments suivants relatifs aux produits d'exploitation nets futurs attribués aux réserves prouvées et aux réserves prouvées et probables de la Société en date du 31 décembre 2004, estimés en fonction des hypothèses de prix constants et prévisionnels et calculés sans taux d'actualisation.

Total des produits d'exploitation nets futurs (non actualisés) (basés sur les hypothèses de prix prévisionnels)

Catégorie de réserves	Produits d'exploitation (M $)	Redevances (M $)	Frais liés à l'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)
Réserves prouvées	1 521,8	336,4	487,4	59,9	10,5	627,6
Réserves prouvées et probables	2 008,6	450,7	628,9	87,7	12,5	828,7

Total des produits d'exploitation nets futurs
(non actualisés)
(basés sur les hypothèses de prix constants)

Catégorie de réserves	Produits d'exploitation (M $)	Redevances (M $)	Frais liés à l'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)
Réserves prouvées	1 604,7	372,5	408,7	57,2	7,7	758,7

Les tableaux ci-après présentent les produits d'exploitation nets futurs (avant la déduction des charges futures d'impôts) des éléments d'actif de la Société en date du 31 décembre 2004, estimés en fonction des hypothèses de prix prévisionnels et constants et calculés avec un taux d'actualisation de 10 %.

Produits d'exploitation nets futurs
Par groupe de production
(basés sur les hypothèses de prix prévisionnels)

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées	Pétrole léger et moyen	2,0
	Pétrole lourd	3,1
	Gaz naturel	298,2
	LGN	42,0
	Soufre	7,0
	Total	352,3
Réserves prouvées et probables	Pétrole léger et moyen	2,3
	Pétrole lourd	3,7
	Gaz naturel	354,0
	LGN	49,2
	Soufre	8,2
	Total	417,4

Produits d'exploitation nets futurs
Par groupe de production
(basés sur les hypothèses de prix constants)

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées	Pétrole brut	4,9
	Gaz naturel	356,2
	LGN	49,3
	Soufre	12,8
	Total	423,2

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées et probables	Pétrole brut	5,6
	Gaz naturel	424,0
	LGN	58,3
	Soufre	15,6
	Total	503,5

Variation des réserves

Le tableau suivant présente la variation des réserves nettes de pétrole brut, de gaz naturel et de LGN de la Société pour l'exercice terminé le 31 décembre 2004, présenté au moyen de prix et coûts prévisionnels.

Variation des réserves nettes de la Société
Par types de produits principaux

(Prix et coûts prévisionnels)

	Pétrole léger et moyen			Pétrole lourd			Gaz naturel classique			Liquides de gaz naturel			BEP		
Facteurs	Prouvées nettes (kb)	Probables nettes (kb)	Somme des réserves prouvées et probables nettes (kb)	Prouvées nettes (kb)	Probables nettes (kb)	Somme des réserves prouvées et probables nettes (kb)	Prouvées nettes (Mpi³)	Probables nettes (Mpi³)	Somme des réserves prouvées et probables nettes (Mpi³)	Prouvées nettes (kb)	Probables nettes (kb)	Somme des réserves prouvées et probables nettes (kb)	Prouvées nettes (kbep)	Probables nettes (kbep)	Prouvées et probables nettes (kbep)
1er janvier 2004[3]	164	68	232	426	202	628	155 900	46 000	201 900	3 663	999	4 662	30 236	8 936	39 172
Extensions	0	0	0	120	18	138	5 517	1 436	6 954	121	31	152	1 161	289	1 449
Récupération améliorée	0	0	0	0	0	0	9 070	(1 512)	7 558	278	19	297	1 790	(233)	1 557
Révisions techniques	11	(44)	(33)	(181)	(158)	(339)	2 726	(177)	2 548	(188)	(75)	(263)	96	(306)	(211)
Découvertes	0	0	0	0	0	0	378	76	453	0	0	0	63	13	76
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Aliénations	0	0	0	0	0	0	(11 564)	(3 099)	(14 663)	(117)	(30)	(147)	(2 044)	(547)	(2 591)
Facteurs économiques	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Production	(63)	0	(63)	(105)	0	(105)	(17 196)	0	(17 196)	(310)	0	(310)	(3 343)	0	(3 343)
1er janvier 2005	112	24	136	260	62	322	144 831	42 724	187 555	3 448	944	4 392	27 959	8 151	36 109

Notes :

1) Les révisions techniques présentées ci-dessus comprennent les ajouts associés au forage intercalaire afin de se conformer aux déclarations des sociétés aux termes des règles du FASB des États-Unis. Le tableau suivant présente les ajouts associés au forage intercalaire.

	Prouvées nettes	Probables nettes	Somme des réserves prouvées et probables nettes
Pétrole léger et moyen – kb	–	–	–
Pétrole lourd – kb	–	–	–
Gaz – Mpi³	9 070	(1 512)	7 558
LGN – kb	278	219	297

2) La Société ne compte aucune réserve non classique (bitume, pétrole brut synthétique, gaz naturel provenant du charbon, et autres).

3) Comme il est question dans la circulaire d'information de la direction, datée du 16 août 2004, d'Esprit Exploration Ltd. traitant de l'arrangement donnant lieu à la constitution d'Esprit Energy Trust. L'information sur les réserves se base sur une évaluation technique indépendante des réserves de pétrole et de gaz d'Esprit au 31 décembre 2003, telles qu'évaluées par GLJ le 13 août 2004.

Variation des produits d'exploitation nets futurs

Le tableau ci-dessous présente la variation des estimations relatives aux produits d'exploitation nets futurs (estimés au moyen de prix et coûts constants et calculés selon un taux d'actualisation de 10 %) attribués aux réserves prouvées.

Période et facteur	Avant impôt 2004 (K $)
Valeur actualisée nette estimative au 31 décembre 2003	**432 068**
Ventes de pétrole et de gaz au cours de la période, déduction faite des frais de production et des redevances[1]	(105 008)
Variation attribuable aux prix, aux frais de production et aux redevances liés à la production future[2]	31 806
Frais de mise en valeur pendant la période[3]	100 554
Variation des frais de mise en valeur prévisionnels[4]	(94 117)
Variation découlant des extensions et de la récupération améliorée[5]	23 085
Variation découlant des découvertes[5]	395
Variation découlant des acquisitions de réserves[5]	–
Variation découlant des aliénations de réserves[5]	(37 644)
Augmentation due à l'actualisation[6]	43 207
Variation nette des charges fiscales[7]	–
Variation découlant des révisions techniques des réserves	38 174
Toute autre variation	(9 313)
Valeur actualisée nette estimative au 31 décembre 2004	**423 208**

Notes :

1) Valeur réelle avant impôt de la Société, exception faite des FGA.

2) Incidence des variations des prix et d'autres facteurs économiques sur les produits d'exploitation nets futurs.

3) Dépenses en immobilisations réelles liées à l'exploration, à la mise en valeur et à la production des réserves de pétrole et de gaz.

4) Variation des frais de mise en valeur prévisionnels relatifs aux propriétés évalués au début de la période.

5) Fin de la période de la valeur actualisée nette des réserves connexes.

6) Estimation à 10 % de la valeur actualisée nette au début de la période.

7) Écart entre l'impôt prévisionnel au début de la période et les impôts réels pour la période et par la suite.

Facteurs ou incertitudes importants ayant une incidence sur les données relatives aux réserves

Il existe de nombreuses incertitudes inhérentes à l'estimation des quantités de réserves prouvées, y compris de nombreux facteurs indépendants de la volonté de la Société. Les données relatives aux réserves qui sont incluses dans les présentes ne sont que des estimations. En règle générale, les estimations des réserves de pétrole et de gaz naturel récupérables du point de vue économique et des flux de trésorerie nets futurs s'y rapportant sont fondées sur un certain nombre de facteurs et d'hypothèses variables, comme la production historique tirée des propriétés, les effets présumés de la réglementation des organismes gouvernementaux et les frais liés à l'exploitation futurs, lesquels peuvent tous différer sensiblement des résultats réels. Toutes ces estimations sont, à un certain degré, spéculatives et la catégorisation des réserves ne constitue qu'une tentative visant à déterminer le degré de spéculation en cause. Pour ces raisons, les estimations des réserves de pétrole et de gaz naturel récupérables, du point de vue économique, attribuées à un groupe particulier de propriétés, la catégorisation de ces réserves basée sur le risque connexe à la récupération et les estimations des produits d'exploitation nets futurs anticipés à cet égard, préparées par différents ingénieurs ou par les mêmes ingénieurs à différents moments, peuvent varier considérablement. La production, les bénéfices, les impôts, la mise en valeur et les dépenses liées à l'exploitation réels de la Société relativement à ces réserves différeront de ces estimations, et ces différences pourraient être importantes.

Les estimations des réserves prouvées pouvant être mises en valeur et exploitées dans l'avenir sont souvent fondées sur des calculs volumétriques et sur des analogies faites avec des réserves de nature semblable plutôt que sur une production antérieure réelle. Les estimations basées sur ces méthodes sont généralement moins fiables que celles basées sur une production antérieure réelle. Les évaluations subséquentes des mêmes réserves basées sur une production antérieure pourront donner lieu à des variations, qui pourraient être importantes, des réserves estimatives.

Conformément à la législation et aux politiques en matière de divulgation des valeurs mobilières du Canada, telles qu'interprétées par les autorités de réglementation en valeurs mobilières du Canada, la Société a utilisé des prix et coûts prévisionnels afin de calculer les quantités de réserves incluses aux présentes. Les flux de trésorerie nets futurs réels subiront également les contrecoups d'autres facteurs, comme les niveaux de production réels, l'offre et la demande pour le pétrole et le gaz naturel, les baisses ou les hausses de la consommation par les acheteurs de pétrole et de gaz naturel, les modifications de la réglementation ou de l'imposition gouvernementale et les incidences liées à l'inflation des coûts.

Terrains non mis en valeur

Le tableau suivant présente les propriétés foncières non mises en valeur de la Société au 31 décembre 2004.

	Acres brutes[1]	**Acres nettes[2]**
Ouest canadien....................	275 519	165 424
Total..................................	**275 519**	**165 424**

Notes :

1) « **Brut** » s'entend de la totalité des acres à l'égard desquelles la Société a une participation.

2) « **Net** » s'entend de la totalité des acres à l'égard desquelles la Société a une participation, multipliée par le pourcentage de la participation directe dans ceux-ci appartenant à la Société.

Réserves non mises en valeur

Plus de 89 % des réserves de la Société (27,4 Gpi^3 de gaz naturel et 689 kb de LGN) se trouvant dans l'unité n° 1 du champ de gaz Olds sont prouvées et non mises en valeur. La Société prévoit mettre en valeur ces réserves au cours des trois prochaines années en forant 13 puits de développement intercalaires horizontaux dans le gisement de gaz Wabamun.

Plus de 88 % des réserves de la Société (29,3 Gpi^3 de gaz naturel et 683 kb de LGN) se trouvant dans l'unité n° 1 du champ de gaz Olds sont probables et non mises en valeur. La Société prévoit mettre en valeur ces réserves au cours des quatre prochaines années en forant neuf puits de développement intercalaires horizontaux dans le gisement de gaz Wabamun.

Propriétés sans réserves attribuées

Au 31 décembre 2004, le lopin de terre non mis en valeur de la Société avait une superficie d'environ 165 424 acres nets.

La Société détient des participations dans 38 710 acres bruts (28 410 acres nets), qui ont des dates d'expiration tombant en 2005; toutefois, la date d'expiration d'un grand nombre de ces terrains peut être prorogée s'ils présentent une capacité de production.

Puits de pétrole et de gaz

Le tableau suivant présente le nombre de puits et l'état des puits dans lesquels la Société avait une participation directe ou des droits de redevances au 31 décembre 2004 et qui sont exploités ou que la Société estime pouvoir exploiter.

	Exploités				Fermés[1)4)]			
	Pétrole		Gaz		Pétrole		Gaz	
	Bruts[2)]	Nets[3)]	Bruts[2)]	Nets[3)]	Bruts[2)]	Nets[3)]	Bruts[2)]	Nets[3)]
Alberta	32	14,25	287	192,11	8	4,38	25	15,87
Saskatchewan	26	26	2	1	3	3	1	1
Total	**58**	**40,25**	**289**	**193,11**	**11**	**7,38**	**26**	**16,87**

Notes :

1) Puits « **fermés** » s'entend des puits qui peuvent être exploités pour leur pétrole brut ou leur gaz naturel, mais qui ne le sont pas en raison de l'absence d'installations de transport ou de marchés, ou encore pour d'autres raisons.
2) Puits « **bruts** » s'entend du nombre total de puits dans lesquels la Société a une participation.
3) Puits « **nets** » s'entend du total des chiffres obtenus en multipliant chaque puits brut par le pourcentage de la participation directe de la Société dans ceux-ci.
4) Tous les puits fermés se trouvent dans un rayon de 5 kilomètres des aménagements de pipeline.

Historique de production

Les deux tableaux suivants présentent le volume de production quotidien moyen de la Société avant la déduction des redevances payables à des tiers, le prix du pétrole brut ainsi que les dépenses en immobilisations nettes liées au pétrole et au gaz engagées pour chacun des huit derniers trimestres et les exercices terminés à ce moment-là. Les tableaux présentent également les rentrées nettes annuelles moyennes reçues par catégorie de produits.

Information relative à 2004	Premier trimestre	Deuxième trimestre	Troisième trimestre	Quatrième trimestre	Année
Production quotidienne moyenne					
Pétrole (b/j)	783	621	353	405	540
LGN (b/j)	1 245	1 256	1 360	1 436	1 324
Gaz naturel (kpi³/j)	64 211	65 435	63 139	55 920	62 162
Rentrées nettes liées au pétrole et aux LGN ($/b)[1)]					
Produits d'exploitation	43,02	47,68	52,26	49,87	48,03
Redevances	(8,64)	(11,92)	(12,71)	(11,64)	(11,15)
Frais liés à l'exploitation	(6,95)	(7,76)	(8,69)	(8,10)	(7,86)
Rentrées nettes	27,43	28,00	30,86	30,13	29,02
Rentrées nettes liées au gaz naturel ($/kpi³)[1)]					
Produits d'exploitation	6,47	6,80	6,56	6,99	6,70
Redevances	(1,58)	(1,60)	(1,71)	(1,63)	(1,63)
Frais liés à l'exploitation	(1,16)	(1,29)	(1,45)	(1,35)	(1,31)
Rentrées nettes	3,73	3,91	3,40	4,01	3,76

Information relative à 2004	Premier trimestre	Deuxième trimestre	Troisième trimestre	Quatrième trimestre	Année
Dépenses en immobilisations (en milliers de dollars)					
Ouest canadien					
Acquisitions / (aliénations)	-	58	(37 700)	(2)	(37 644)
Exploration et mise en valeur	19 909	13 488	27 471	4 723	65 592
Usines, installations et pipelines	9 810	12 674	11 150	2 450	36 084
Terrains et concessions	4 715	10 316	1 403	361	16 795
FGA capitalisés	1 204	1 077	1 058	400	3 738
Côte Est	-	-	210	-	210
Autres dépenses en immobilisations	61	52	29	11	153
Total	35 699	37 665	3 621	7 943	84 928

Note :

1) Les frais liés à l'exploitation sont répartis entre les LGN et le gaz naturel en fonction du ratio des produits d'exploitation bruts reçus à l'égard de chacun des produits au cours de la période.

Information relative à 2003	Premier trimestre	Deuxième trimestre	Troisième trimestre	Quatrième trimestre	Année
Production quotidienne moyenne					
Pétrole (b/j)	677	598	426	520	554
LGN (b/j)	1 316	1 440	1 351	1 404	1 378
Gaz naturel (kpi^3/j)	54 791	57 463	64 559	64 709	60 419
Rentrées nettes liées au pétrole et aux LGN ($/b)[1]					
Produits d'exploitation	41,16	37,44	39,72	38,31	39,13
Redevances	(10,07)	(7,47)	(8,74)	(7,44)	(8,42)
Frais liés à l'exploitation	(6,89)	(6,52)	(6,23)	(5,82)	(6,34)
Rentrées nettes	24,20	23,45	24,75	25,05	24,37
Rentrées nettes liées au gaz naturel ($/kpi^3)[1]					
Produits d'exploitation	7,48	6,80	5,93	5,85	6,46
Redevances	(1,71)	(1,72)	(1,40)	(1,20)	(1,49)
Frais liés à l'exploitation	(1,15)	(1,09)	(1,04)	(0,97)	(1,06)
Rentrées nettes	4,62	3,99	3,49	3,68	3,91
Dépenses en immobilisations (en milliers de dollars)					
Ouest canadien					
Acquisitions	72	1 963	1 030	-	3 065
Exploration et mise en valeur	14 552	14 869	23 798	12 999	66 218
Usines, installations et pipelines	5 311	5 829	8 296	6 263	25 699
Terrains et concessions	1 846	3 719	1 035	3 881	10 481
FGA capitalisés	981	1 081	1 069	1 084	4 215
Côte Est	318	753	2 616	319	4 006
Autres dépenses en immobilisations	5	181	129	174	489
Total	23 085	28 395	37 973	24 720	114 173

Note :

1) Les frais liés à l'exploitation sont répartis entre les LGN et le gaz naturel en fonction du ratio des produits d'exploitation bruts reçus à l'égard de chacun des produits au cours de la période.

Production estimative

Le tableau suivant présente un résumé des volumes de production prévisionnels estimés pour 2005 dans le rapport GLJ.

	Pétrole léger et moyen		Pétrole Lourd		Gaz naturel		Liquides de gaz naturel		Équivalent de pétrole	
	P.D. b/j	Net b/j	P.D. b/j	Net b/j	P.D. kpi³/j	Net kpi³/j	P.D. b/j	Net b/j	P.D. bep/j	Net bep/j
Réserves prouvées exploitées										
Unité n° 1 du champ de gaz Olds	0	0	0	0	18 575	12 823	502	335	3 597	2 473
Autres	67	71	239	199	36 110	27 158	787	563	7 111	5 359
Total des réserves prouvées exploitées	67	71	239	199	54 684	39 981	1 289	898	10 709	7 832
Total des réserves prouvées										
Unité n° 1 du champ de gaz Olds	0	0	0	0	21 243	14 659	553	370	4 093	2 813
Autres	67	71	239	199	38 363	28 862	842	601	7 542	5 682
Total des réserves prouvées	67	71	239	199	59 609	43 521	1 394	971	11 635	8 494
Total des réserves prouvées et probables										
Unité n° 1 du champ de gaz Olds	0	0	0	0	21 767	15 016	565	378	4 192	2 880
Autres	69	73	251	209	39 440	29 661	862	616	7 756	5 841
Total des réserves prouvées et probables	69	73	251	209	61 207	44 677	1 427	993	11 948	8 721

Historique du forage

Le tableau suivant présente les puits d'exploration et de développement bruts et nets à l'égard desquels la Société a eu une participation au cours des périodes indiquées.

	Exercice terminé le 31 décembre 2004		Exercice terminé le 31 décembre 2003	
	Bruts[1]	**Nets[2]**	**Bruts[1]**	**Nets[2]**
Puits d'exploration				
De pétrole	–	–	–	–
De gaz	11	4,6	19	15
De service	–	–	–	–
Secs	5	3,3	9	8
Total	**16**	**7,9**	**28**	**23**
Puits de développement				
De pétrole	6	5,6	6	6
De gaz	56	52,6	55	38
De service	–	–	0	0
Secs	3	2,7	0	0
Total	**65**	**60,9**	**61**	**44**

Notes :

1) Puits « **bruts** » s'entend du nombre de puits dans lesquels la Société a une participation.

2) Puits « **nets** » s'entend du total des chiffres obtenus en multipliant chaque puits brut par le pourcentage de la participation directe de la Société dans ceux-ci.

Dépenses en immobilisations

En 2004, les dépenses en immobilisations liées à l'exploration et à la mise en valeur se sont chiffrées à 122 209 000 $, se traduisant par des frais de découverte et de mise en valeur relatifs aux réserves prouvées et probables de 17,68 $/bep[1]. La ventilation des dépenses en immobilisations de la Société pour 2004 figure dans le tableau ci-dessous :

	(en milliers de dollars)
Forage et achèvements	64 459
Installations	36 084
Données sismiques	1 133
Terrains	16 795
FGA capitalisés	3 738
Total des capitaux destinés à l'exploration et à la mise en valeur	122 209
Acquisitions/aliénations	(37 644)
Côte Est	210
Autres	153
Total	**84 928**

Note :

1) Les dépenses en immobilisations liées à l'exploration et à la mise en valeur, à l'exception des sommes dépensées relativement aux éléments d'actif transférés à ProspEx Resources Ltd., se sont chiffrées à 72,0 millions de dollars pour l'exercice terminé le 31 décembre 2004.

Frais de mise en valeur futurs

Le tableau suivant présente la somme des frais de mise en valeur futurs estimatifs, au total, calculés sans taux d'actualisation et avec un taux d'actualisation de 10 % relativement aux frais de mise en valeur déduits de l'estimation des produits d'exploitation nets futurs :

	Chiffres relatifs aux réserves (M $)		
	Prouvées	**Prouvées**	**Prouvées et probables**
	Prix et coûts constants	**Prix et coûts prévisionnels**	**Prix et coûts prévisionnels**
2005	25,7	25,7	31,5
2006	15,0	15,3	18,5
2007	8,7	9,0	17,0
2008	2,2	2,3	13,1
2009	0,7	0,7	0,7
Par la suite	4,9	6,9	6,9
Total (non actualisés)	57,2	59,9	87,7
Total (actualisés au taux de 10 %)	47,4	48,4	70,8

Engagements futurs

Au 31 décembre 2004, la Société disposait des positions de couverture présentées dans le tableau suivant :

Marchandises	Type de contrat	Durée du contrat	Montants contractuels hypothétiques (GJ/j)	Prix fixe moyen ($/GJ)	Gain/(perte) non constaté au 31 décembre 2004
Gaz	Contrat à taux fourchette AECO	1er janv. 2005 au 31 mars 2005	2 500	5,50-9,25	–
Gaz	Prix fixe AECO	1er janv. 2005 au 31 mars 2005	2 500	7,01	179 126
Gaz	Contrat à taux fourchette AECO	1er janv. 2005 au 31 mars 2005	2 500	7,00-10,25	178 001
Gaz	Prix fixe AECO	1er janv. 2005 au 31 mars 2005	2 500	7,50	290 502
Gaz	Prix fixe AECO	1er janv. 2005 au 31 janv. 2005	2 500	7,72	87 777
Gaz	Prix fixe AECO	1er janv. 2005 au 31 janv. 2005	2 500	8,05	414 252
Gaz	Prix fixe AECO	1er janv. 2005 au 31 janv. 2005	2 500	9,10	194 726
Gaz	Prix fixe AECO	1er janv. 2005 au 31 janv. 2005	12 000	7,25	246 413
Gaz	Prix fixe AECO	1er fév. 2005 au 28 fév. 2005	2 500	7,74	121 100
Gaz	Prix fixe AECO	1er fév. 2005 au 28 fév. 2005	2 500	9,10	216 300
Gaz	Prix fixe AECO	1er mars 2005 au 31 mars 2005	2 500	7,53	117 800
Gaz	Prix fixe AECO	1er avril 2005 au 31 oct. 2005	2 500	7,25	658 050
Gaz	Prix fixe AECO	1er avril 2005 au 31 oct. 2005	2 500	7,35	711 550
Gaz	Prix fixe AECO	1er avril 2005 au 31 oct. 2005	2 500	7,50	791 800
Gaz	Prix fixe AECO	1er fév. 2005 au 28 fév. 2005	2 500	7,35	93 800

Mise en valeur

En 2005, la Société entend entreprendre des projets de mise en valeur de gaz naturel qui atteindront une valeur commerciale en engageant peut de frais de découverte et de mise en valeur.

Le programme en immobilisations prévu au budget pour 2005 est de l'ordre de 40 millions de dollars. On prévoit que Olds sera la principale zone de concentration avec un programme de forage de 27 puits projetés d'ici la fin de 2005, consistant en 5, 4, 3 et 15 puits forés dans les formations Wabamun, Pekisko, Viking et Belly River/Edmonton, respectivement. Relativement à Swalwell, la Société procédera au forage d'au plus 10 puits dans la formation Viking en 2005.

Information supplémentaire concernant les frais d'abandon et de remise en état

Les frais d'abandon et de remise en état ont été estimés relativement à toutes les obligations juridiques associées à la mise hors service d'éléments d'actif corporels à long terme, comme les puits, les installations et les usines, en fonction des cours ou de la meilleure information existante lorsque les cours n'étaient pas disponibles. Environ 400 puits nets doivent être restaurés. Les frais d'abandon et de remise en état totaux sont estimés s'élever à 41,2 millions de dollars (sans actualisation) et à 11,0 millions de dollars, compte tenu d'un taux d'actualisation de 7 %. Au cours des trois prochains exercices, on prévoit qu'un total de 1,3 million de dollars des frais seront engagés.

Horizon fiscal

En raison de la structure fiscale avantageuse de la Fiducie, son revenu imposable annuel est transféré de ses entités actives à la Fiducie et de la Fiducie à ses porteurs de parts. Il est principalement possible de faire ce qui précède en déduisant la participation aux profits nets des propriétés pétrolières et gazières sous-jacentes et en déduisant les intérêts sur les billets détenus par la Fiducie. Par conséquent, on peut prévoir que la Fiducie n'aura à payer aucun impôt aussi longtemps qu'elle conservera cette structure fiscale.

RENSEIGNEMENTS CONCERNANT ESPRIT ENERGY TRUST

Parts de fiducie

Les intérêts bénéficiaires dans la Fiducie sont divisés en une ou plusieurs catégories, décrites et désignées comme les parts de fiducie, qui sont assorties des droits et assujetties aux restrictions et aux conditions énoncées dans la convention de fiducie.

Catégories autorisées

La Fiducie compte deux catégories de parts de fiducie, constituées de parts de fiducie de catégorie A et de parts de fiducie de catégorie B. Au 31 décembre 2004, un total de 40 103 380 parts de fiducie étaient émises et en circulation, composées de 12 831 794 parts de fiducie de catégorie A et de 27 271 586 parts de fiducie de catégorie B.

Vote

Chaque part de fiducie confère à son porteur le droit à une voix pouvant être exprimée à toutes les assemblées des porteurs de parts de fiducie ou à l'égard de toute résolution écrite.

Distributions

Chaque part de fiducie représente un intérêt bénéficiaire indivis fractionnaire égal dans une distribution versée par la Fiducie (soit de revenu net, de gains en capital réalisés nets ou d'autres sommes) et dans les éléments d'actif nets de la Fiducie en cas de dissolution ou de cessation de ses activités. Toutes les parts de fiducie sont de rang égal, sans distinction, préférence ou priorité.

Transférabilité

Aux termes de la convention de fiducie, chaque part de fiducie est librement transférable, sous réserve des restrictions applicables à une catégorie donnée. Aucune part de fiducie de catégorie B ne peut être transférée à une personne qui est un non-résident.

Rachat et conversion

Aucune part de fiducie n'est assujettie à des droits de préemption et chaque part de fiducie confère à son porteur le droit d'exiger que la Fiducie rachète une partie ou la totalité des parts de fiducie qu'il détient. Se reporter à la rubrique intitulée « Droit de rachat ».

Chaque part de fiducie de catégorie A est convertible au gré de son porteur en une part de fiducie de catégorie B, à la condition que le porteur de cette part de fiducie remette une déclaration de résidence démontrant qu'il n'est pas un non-résident. Chaque part de fiducie de catégorie B est convertible au gré de son porteur en une part de fiducie de catégorie A, à la condition que par suite de la conversion, le nombre total de parts de fiducie de catégorie A émises et en circulation n'excède pas le seuil de propriété.

Offre avec restrictions

Si une offre présentée pour l'achat des parts de fiducie de catégorie A doit, en raison des lois sur les valeurs mobilières ou des exigences boursières, être présentée à la totalité ou la quasi-totalité des propriétaires de parts de fiducie de catégorie A et que cette offre n'est pas présentée simultanément à une offre visant l'achat de parts de fiducie de catégorie B qui est identique à l'offre d'achat visant les parts de fiducie de catégorie A en terme de prix par part de fiducie et à tous les autres égards importants, chaque part de fiducie de catégorie B en circulation pourra alors être convertie en une part de fiducie de catégorie A au gré de son porteur à compter du jour où l'offre est présentée jusqu'à la date d'expiration de l'offre. Dans ces circonstances, le seuil de propriété ne s'appliquerait pas à l'égard des parts de catégorie A. Le choix du porteur de parts de fiducie de catégorie B d'exercer ce droit de conversion est aussi réputé constituer un choix irrévocable par le porteur de déposer ces parts aux termes de l'offre et d'exercer le droit du porteur de reconvertir ces parts en parts de fiducie de catégorie B si ces parts ne font pas l'objet d'une prise de livraison et que leur prix n'est pas réglé aux termes de l'offre. Des dispositions semblables s'appliquent à une offre avec restrictions visant les parts de fiducie de catégorie B.

Toutefois, la convention de fiducie restreint les dispositions applicables à la protection en cas d'offre publique d'achat afin de s'assurer que le seuil de propriété ne soit pas enfreint et que les non-résidents ne fassent pas l'acquisition de parts de fiducie de catégorie B en prévoyant ce qui suit :

a) les porteurs de parts de fiducie de catégorie A ne disposent pas du droit de convertir des parts de fiducie de catégorie A en parts de fiducie de catégorie B lorsqu'une offre avec restrictions est présentée à l'égard des parts de fiducie de catégorie B si l'initiateur est un non-résident (ceci ne constituerait pas une offre valable du fait qu'un non-résident n'est pas autorisé à détenir des parts de fiducie de catégorie B);

b) lorsque des parts de fiducie de catégorie B sont converties en parts de fiducie de catégorie A dans le cadre d'une offre avec restrictions présentée à l'égard des parts de fiducie de catégorie A, ces parts seront immédiatement reconverties en parts de fiducie de catégorie B lors de leur prise de livraison et du règlement de leur prix en vue de préserver le nombre relatif de parts de fiducie de catégorie A et de parts de fiducie de catégorie B en circulation tant avant qu'après l'offre;

c) si un non-résident acquiert 10 % ou plus des parts de fiducie de catégorie A en circulation (y compris les parts de fiducie de catégorie A émises à la conversion des parts de fiducie de catégorie B), il n'aura pas le droit d'exercer les droits de vote rattachés à l'ensemble de ces parts ni de recevoir des distributions sur l'ensemble de ces parts;

d) si des parts de fiducie de catégorie A ou des parts de fiducie de catégorie B sont déposées en réponse à une offre avec restrictions présentée à l'égard des parts de fiducie de catégorie B ou des parts de fiducie de catégorie A, respectivement, la conversion réputée de ces parts de fiducie est retardée jusqu'à la prise de livraison des parts aux termes de l'offre au plus tôt;

e) si une offre avec restrictions est retirée ou expire, ou si des parts de fiducie qui sont déposées en réponse à une offre avec restrictions sont retirées, aucune conversion n'aura lieu.

Nature des parts de fiducie

Les parts de fiducie ne représentent pas un placement conventionnel et ne devraient pas être considérées comme des « actions » de la Société ou de la Fiducie. À titre de porteurs de parts de fiducie de la Fiducie, les porteurs de parts ne disposent pas des droits prévus par la loi qui sont normalement associés à la propriété d'actions d'une société, notamment le droit au recours en « oppression » ou à l'action « oblique ». Le prix par part de fiducie dépend du bénéfice distribuable prévu de la Société et de la capacité de celle-ci à assurer la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie fluctue en fonction de plusieurs facteurs du marché, notamment les taux d'intérêt, le prix des marchandises et la capacité de la Fiducie à acquérir d'autres éléments d'actif. Les variations de la conjoncture du marché peuvent avoir une incidence défavorable sur le cours des parts de fiducie.

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts* du Canada et ne sont pas assurées aux termes des dispositions de cette loi ni de toute autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est enregistrée aux termes d'aucune législation sur les sociétés de fiducie et de prêt, car elle n'exerce pas ni n'entend exercer les activités d'une société de fiducie.

Droits postérieurs à l'arrangement

Un nombre illimité de droits postérieurs à l'arrangement peuvent être créés et émis aux termes de la convention de fiducie. Les droits postérieurs à l'arrangement ont été émis aux termes de l'arrangement aux personnes qui n'ont pas remis ou qui n'ont pas dûment rempli une déclaration de résidence. Les droits postérieurs à l'arrangement confèrent à leurs porteurs le droit de recevoir les parts de fiducie de catégorie A ou les parts de fiducie de catégorie B qu'ils auraient eu le droit de recevoir aux termes de l'arrangement uniquement au moment où le porteur remplit et remet une déclaration de résidence à l'agent des transferts de la Fiducie. Au 31 décembre 2004, un total de 79 618 droits postérieurs à l'arrangement et étaient émis et en circulation.

Chaque droit postérieur à l'arrangement confère à son porteur une voix pouvant être exprimée aux assemblées des porteurs de parts de fiducie. **Les droits postérieurs à l'arrangement ne peuvent être transférés et ne donnent pas droit aux distributions qui sont déclarées sur les parts de fiducie. En outre, les droits postérieurs à l'arrangement ne confèrent aucun droit aux distributions des éléments d'actif nets de la Fiducie dans le cas de sa dissolution ou de la cessation de ses activités.**

Les droits postérieurs à l'arrangement ne sont pas assujettis au rachat. Les porteurs de droits postérieurs à l'arrangement qui remettent à la Fiducie une déclaration de résidence selon laquelle ils ne sont pas des non-résidents peuvent échanger leurs droits postérieurs à l'arrangement contre des parts de fiducie de

catégorie B. Les porteurs de droits postérieurs à l'arrangement qui remettent à la Fiducie une déclaration de résidence selon laquelle ils sont des non-résidents peuvent échanger leurs droits postérieurs à l'arrangement contre des parts de fiducie de catégorie A, sauf si l'émission de parts de fiducie de catégorie A ferait en sorte que le nombre total de parts de fiducie de catégorie A émises et en circulation soit supérieur au seuil de propriété, auquel cas les parts de fiducie de catégorie B seront remises aux porteurs aux fins de vente à la cote de la TSX, ainsi que le produit net sur celles-ci, déduction faite de toute retenue d'impôt applicable, au lieu des parts de fiducie de catégorie A auxquelles ils auraient autrement droit.

Parts spéciales comportant droit de vote

Afin que la Fiducie dispose de la marge de manœuvre nécessaire pour effectuer des acquisitions de sociétés, la convention de fiducie prévoit la création de parts spéciales comportant droit de vote qui confèrent à leurs porteurs un nombre de voix précis pouvant être exprimées aux assemblées des porteurs de parts, tel qu'il peut être prévu. Les parts spéciales comportant droit de vote permettront à la Fiducie d'accorder des droits de vote aux porteurs des actions échangeables et, dans l'avenir, aux porteurs d'autres actions échangeables qui pourraient être émises par la Société ou d'autres filiales de la Fiducie dans le cadre d'autres opérations relatives aux actions échangeables.

Un nombre illimité de parts spéciales comportant droit de vote peuvent être créées et émises aux termes de la convention de fiducie. Les porteurs de parts spéciales comportant droit de vote n'ont droit à aucune distribution de quelque nature que ce soit qui est versée par la Fiducie ni n'ont d'intérêt bénéficiaire dans les éléments d'actif de la Fiducie à sa dissolution. À l'exception du droit de voter aux assemblées des porteurs de parts, les parts spéciales comportant droit de vote ne confèrent à leurs porteurs aucun autre droit.

Conformément aux modalités de la convention de fiducie relative aux droits de vote et à l'échange, la Fiducie a émis une part spéciale comportant droit de vote au fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange, qui confère aux porteurs inscrits des actions échangeables un nombre de voix pouvant être exprimées aux assemblées des porteurs de parts correspondant au nombre total de droits de vote équivalent.

Responsabilité limitée des porteurs de parts

La convention de fiducie stipule qu'aucun porteur de parts, agissant à ce titre, n'engagera de responsabilité, qu'elle soit extra-contractuelle ou contractuelle, relativement à la Fiducie ou à ses obligations ou affaires et, dans l'éventualité où un tribunal établit que les porteurs de parts sont assujettis à de telles responsabilités, celles-ci ne seraient exécutoires qu'à l'égard des éléments d'actif de la Fiducie et ne seront satisfaites qu'à partir de ceux-ci. Conformément à la convention de fiducie, la Fiducie indemnisera et tiendra à couvert chaque porteur de parts des frais, dommages-intérêts, responsabilités, dépenses, charges ou pertes qu'il engage ou subit du fait qu'il ne bénéficie pas d'une responsabilité limitée.

La convention de fiducie prévoit que tous les contrats signés par la Fiducie ou pour son compte doivent comporter une disposition selon laquelle une telle obligation ne liera pas les porteurs de parts personnellement. Nonobstant les modalités de la convention de fiducie, les porteurs de parts pourraient ne pas être protégés contre la responsabilité de la Fiducie dans la même mesure qu'un actionnaire est protégé contre la responsabilité d'une société. Une responsabilité personnelle peut également se produire à l'égard des réclamations intentées contre la Fiducie (dans la mesure où la Fiducie ne fait pas droit aux réclamations) qui ne surviennent pas aux termes de contrats, y compris les réclamations en responsabilités civiles, les réclamations pour impôts et possiblement certaines autres responsabilités imposées par la loi.

La possibilité qu'émane une responsabilité personnelle de cette nature pour les porteurs de parts est considérée peu probable du fait que l'activité principale de la Fiducie est de détenir des titres et que toutes les opérations d'affaires sont exercées par la Société. En outre, la *Income Trust Liability Act* (Alberta) a été adoptée en Alberta le 1er juillet 2004. La loi intitulée *Income Trust Liability Act* (Alberta) stipule que le bénéficiaire d'une fiducie qui a) est créée par un instrument de fiducie régi par les lois de l'Alberta, et b) est un émetteur assujetti, comme ce terme est défini dans la loi intitulée *Securities Act* (Alberta), n'est aucunement responsable, à titre de bénéficiaire, de tout acte, omission, obligation ou responsabilité du fiduciaire.

Les activités de la Fiducie et de la Société sont exercées, selon l'avis des conseillers juridiques, sur certains territoires et de certaines manières permettant d'éviter le plus possible tout risque important de responsabilité pour les porteurs de parts relativement aux réclamations intentées contre la Fiducie, notamment en obtenant une couverture d'assurance appropriée, lorsque possible, à l'égard des opérations de la Société et en s'assurant que les contrats qui sont signés par ou pour le compte de la Fiducie comportent une disposition selon laquelle de telles obligations ne lient pas les porteurs de parts personnellement.

Émission de parts de fiducie

La convention de fiducie prévoit que des parts de fiducie, y compris les droits, les bons de souscription et les autres titres permettant l'achat de parts de fiducie, la conversion en parts de fiducie ou l'échange contre des parts de fiducie, peuvent être créées, émises, vendues ou remises selon les modalités établies par le conseil des fiduciaires et aux moments prévus par celui-ci, sur recommandation du conseil d'administration de la Société. La convention de fiducie prévoit également que la Fiducie peut autoriser la création et l'émission de débentures, de billets et d'autres titres de créance de la Fiducie, qui peuvent être créés et émis de temps à autre en fonction des modalités applicables aux personnes dont la Société peut décider et moyennant la contrepartie que cette dernière peut fixer.

Distributions en espèces

Le conseil des fiduciaires peut déclarer payable aux porteurs de parts la totalité ou une partie du bénéfice net de la Fiducie généré sur les intérêts créditeurs cumulés sur les billets et du bénéfice généré aux termes de la convention relative à la PRN, minoré de l'ensemble des dépenses et des éléments de passif de la Fiducie exigibles et cumulés et imputables au bénéfice net de la Fiducie. En outre, les porteurs de parts peuvent, à l'appréciation du conseil d'administration de la Société, recevoir des distributions relativement aux remboursements anticipés de capital sur les billets effectués par la Société à la Fiducie avant l'échéance des billets.

Les distributions en espèces sont versées le 15e jour de chaque mois aux porteurs de parts inscrits à la date de référence des distributions immédiatement précédente ou, si ce jour ne vient pas après un jour ouvrable, le jour ouvrable suivant. Les distributions en espèces suivantes ont été versées aux porteurs de parts au cours de l'exercice terminé le 31 décembre 2004 :

Date de référence	Date du versement	Par part de fiducie	Total
29 octobre 2004	15 novembre 2004	0,14 $	5 581 597 $
30 novembre 2004	15 décembre 2004	0,14 $	5 592 982 $
31 décembre 2004	17 janvier 2005	0,14 $	5 613 887 $

Droit de rachat

Les parts de fiducie peuvent être rachetées en tout temps à la demande de leurs porteurs, sur remise à la Fiducie du ou des certificats représentant ces parts de fiducie, accompagnés d'un avis dûment rempli et correctement signé demandant le rachat. Sur réception par la Fiducie de l'avis de rachat des parts de fiducie, le porteur de ces parts de fiducie n'aura le droit que de recevoir le cours de rachat du marché.

Aux fins de ce calcul, le « cours du marché » relatif à une catégorie donnée de parts de fiducie correspond à une somme égale à la moyenne simple du cours de clôture de la catégorie de parts de fiducie applicable pour chacun des jours de bourse à la cote de la bourse ou d'un autre marché applicable à la cote de laquelle ou sur lequel la catégorie de parts de fiducie applicable est cotée aux fins de négociation et où un cours de clôture a été affiché; à la condition que, si la bourse ou le marché applicable n'affiche aucun cours de clôture mais n'affiche que les cours extrêmes de la catégorie de parts de fiducie applicable négociée un jour particulier, le cours du marché correspondra à une somme égale à la moyenne simple de la moyenne des cours extrêmes pour chacun des jours de bourse où il y a eu une négociation; et à la condition également que, si des négociations ont eu lieu à la cote de la bourse ou du marché applicable pendant moins de cinq des 10 jours de bourse prévus, le cours du marché correspondra à la moyenne simple du cours de clôture du marché pour chacun des 10 jours de bourse. Le « cours de clôture du marché » relatif à une catégorie de parts de fiducie donnée correspondra à ce qui suit : une somme égale au cours de clôture de la catégorie de parts de fiducie applicable à la cote de la bourse applicable si des négociations ont eu lieu à la date donnée; si la bourse applicable n'affiche aucun cours de clôture relatif à la catégorie de parts de fiducie applicable, une somme égale à la moyenne des cours extrêmes de la catégorie de parts de fiducie applicable si des négociations ont eu lieu à la date donnée; ou, si aucune négociation n'a eu lieu à la date donnée, la moyenne du dernier cours acheteur et du dernier cours vendeur pour la catégorie de parts de fiducie applicable.

Le cours de rachat du marché total payable par la Fiducie à l'égard des parts de fiducie remises aux fins de rachat au cours de tout mois civil doit être réglé au moyen d'un paiement en espèces (par chèque) effectué le dernier jour du mois suivant. Le droit des porteurs de parts de recevoir une somme en espèces à la remise de leurs parts de fiducie est assujetti à la limite prévoyant que la somme totale payable par la Fiducie à l'égard de ces parts de fiducie et de toutes les autres parts de fiducie remises aux fins de rachat au cours du même mois civil ne doit pas excéder 100 000 $ (la « limite mensuelle »); à la condition que la Fiducie puisse, à sa seule appréciation, annuler cette limite relativement à tout mois civil donné. Les porteurs de parts qui reçoivent une distribution en nature de titres de la Fiducie auront le droit de recevoir un prix par part de fiducie (ci-après appelé le « prix de rachat en espèces ») correspondant à la juste valeur marchande de celles-ci telle qu'établie par la Fiducie et le prix de rachat en espèces, sous réserve de toutes les approbations des autorités de réglementation nécessaires, est versé et réglé au moyen d'une distribution en nature de titres détenus par la Fiducie, compte tenu, par part de fiducie remise aux fins de rachat, du nombre de titres de chaque catégorie détenus par la Fiducie à la date à laquelle ces parts de fiducie ont été remises aux fins de rachat et, de chacune de ces catégories d'autres titres divisé par le nombre de parts de fiducie de la Fiducie en circulation à cette date. Le prix de rachat en espèces payable pour les parts de fiducie remises aux fins de rachat au cours d'un mois donnée doit être réglé au moyen du transfert, aux porteurs de parts qui a exercé le droit de rachat ou à l'ordre de ceux-ci, le dernier jour (la « date du transfert ») du mois civil suivant le mois au cours duquel les parts de fiducie ont été remises aux fins de rachat, du nombre de chaque catégorie de titres fixé tel que précité. La Fiducie a droit à tous les autres intérêts payés ou courus et impayés jusqu'à la date du transfert, inclusivement, à toutes les distributions déclarées et versées ou déclarées payables au plus tard à la date du transfert et à tous les autres revenus, profits, bénéfices et redevances payés ou courus et impayés sur l'un quelconque des titres faisant l'objet d'un transfert jusqu'à la date du transfert, inclusivement.

Si cette limite n'a pas été annulée, les parts de fiducie remises aux fins de rachat au cours d'un mois civil donné où la somme totale payable par la Fiducie est supérieure à la limite mensuelle seront rachetées au comptant au moyen d'un ordre donné à la date à laquelle les parts de fiducie sont remises aux fins de rachat et, relativement à toutes les parts de fiducie remises à cette date, proportionnellement jusqu'à la somme totale maximale qui n'excède pas la limite mensuelle et, sous réserve de l'obtention des approbations des autorités de réglementation applicables, au moyen d'une distribution en nature de titres détenus par la Fiducie, au prorata.

Si, au moment où les parts de fiducie sont remises aux fins de rachat par un porteur de parts, les parts de fiducie de catégorie A ou les parts de fiducie de catégorie B en circulation, selon le cas, ne sont pas inscrites aux fins de négociation à la cote d'une bourse ou d'un marché qui, selon le conseil d'administration de la Société, à sa seule appréciation, offre un prix à la juste valeur marchande représentatif pour la catégorie de parts de fiducie applicable ou si la négociation des parts de fiducie en circulation est suspendue ou interrompue à la cote de toute bourse à laquelle la catégorie de parts de fiducie applicable est inscrite aux fins de négociation ou, si la catégorie n'est pas inscrite, de tout marché sur lequel la catégorie de parts de fiducie applicable est cotée aux fins de négociation à la date à laquelle ces parts de fiducie sont remises aux fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de 10 jours de bourse prévue, débutant immédiatement après la date de la remise aux fins de rachat de ces parts de fiducie, le porteur de parts aura alors droit de recevoir, au lieu du cours de rachat du marché, le prix de rachat en espèces.

Ce droit de rachat ne constituera pas le moyen principal pour les porteurs de parts de fiducie d'aliéner leurs parts de fiducie. Les titres qui peuvent être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront inscrits à la cote d'aucune bourse et aucun marché ne devrait voir le jour pour la négociation de ces titres. En outre, les titres pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

Porteurs de parts non-résidents

Il est au mieux des intérêts des porteurs de parts que la Fiducie soit admissible à titre de « fiducie d'investissement à participation unitaire » et de « fiducie de fonds commun de placement » aux termes de la Loi de l'impôt. Certaines dispositions de la Loi de l'impôt exigent que la Fiducie ne soit ni établie ni maintenue principalement pour le bénéfice de non-résidents. Par conséquent, afin de se conformer à ces dispositions, la convention de fiducie comporte une interdiction quant à la propriété de parts de fiducie de catégorie B par des non-résidents et requiert qu'à tout moment donné le nombre de parts de fiducie de catégorie A émises et en circulation n'excède pas le seuil de propriété.

Afin de s'assurer que les non-résidents continuent à ne pas détenir de parts de fiducie de catégorie B, la Fiducie prendra, entre autres, toutes les mesures nécessaires afin de surveiller périodiquement la propriété des parts de fiducie de catégorie B. Si, à tout moment, la Fiducie a connaissance qu'un non-résident détient une part de fiducie de catégorie B, elle prendra les mesures qu'elle juge nécessaires afin de maintenir la restriction de résidence applicable aux parts de fiducie de catégorie B, notamment en vue d'exiger que les parts de fiducie de catégorie B soient radiées de tout système de détention à inscription en compte, qu'elles soient attestées par un certificat et qu'elles soient vendues à une personne qui n'est pas un non-résident ou qu'elles soient rachetées.

Assemblées des porteurs de parts

La convention de fiducie stipule que des assemblées annuelles des porteurs de parts doivent être convoquées et tenues afin, entre autres, de nommer les fiduciaires de la Fiducie et les vérificateurs de la Fiducie.

Des assemblées extraordinaires des porteurs de parts peuvent être convoquées en tout temps par les fiduciaires, qui les convoqueront sur demande écrite de la part des porteurs de parts détenant au total au moins 10 % des parts de fiducie alors en circulation. Une demande doit, entre autres, exposer les objets commerciaux, raisonnablement détaillés, à l'égard desquels l'assemblée doit être convoquée.

Les porteurs de parts ont le droit d'adopter des résolutions qui lieront les fiduciaires relativement, entre autres, à la dissolution de la Fiducie, à la vente de la totalité ou de la quasi-totalité des éléments d'actif de la Fiducie et aux autres questions qui doivent être soumises à l'approbation des porteurs de parts comme l'exigent la loi sur les valeurs mobilières, les règles de la bourse ou les autres lois ou règlements. Sauf en ce qui a trait à l'élection ou à la destitution de un ou plusieurs fiduciaires, à la nomination d'un inspecteur ou encore à la nomination ou à la destitution des vérificateurs, toutes les mesures ou les résolutions seront prises ou adoptées par une résolution spéciale nécessitant le vote affirmatif des porteurs de plus de 66 2/3 % des parts de fiducie.

Les porteurs de parts peuvent assister et voter à toutes les assemblées des porteurs de parts, soit en personne ou représentés par un fondé de pouvoir, qui ne doit pas nécessairement être un porteur de parts. Deux personnes ou plus présentes ou représentées par un fondé de pouvoir et représentant au total au moins 20 % des voix rattachées à toutes les parts de fiducie en circulation constituent un quorum relativement à la délibération des questions à toutes ces assemblées. Dans le but d'établir ce quorum, les porteurs des parts spéciales comportant droit de vote émises qui sont présents à l'assemblée seront considérés représenter un nombre de parts de fiducie de catégorie B en circulation équivalant aux droits de vote rattachés à ces parts spéciales comportant droit de vote.

La convention de fiducie comporte des dispositions relatives aux avis nécessaires et aux autres procédures devant être prises pour convoquer et tenir des assemblées des porteurs de parts conformément aux exigences des lois applicables.

Rapports aux porteurs de parts

Les états financiers de la Fiducie sont vérifiés chaque année par un cabinet de comptables agréés reconnu et indépendant. Les états financiers vérifiés de la Fiducie, ainsi que le rapport des comptables agréés, sont mis à la poste par le fiduciaire à l'intention des porteurs de parts, ou encore le fiduciaire les met à la disposition de ces derniers, et les états financiers intermédiaires non vérifiés de la Fiducie sont mis à la disposition des porteurs de parts dans les délais prévus par la législation sur les valeurs mobilières. La fin de l'exercice de la Fiducie est le 31 décembre.

La Fiducie est assujettie aux obligations de divulgation continue aux termes de toute la législation sur les valeurs mobilières applicable.

Offres publiques d'achat

La convention de fiducie comporte des dispositions prévoyant que si une offre publique d'achat est présentée à l'égard des parts de fiducie et que 90 % ou plus des parts de fiducie (autres que les parts de fiducie détenues à la date de l'offre publique d'achat par ou pour le compte de l'initiateur ou encore des personnes ayant un lien avec lui ou des membres du même groupe que lui) font l'objet d'une prise de

livraison et d'un règlement de leur prix par l'initiateur, celui-ci aura le droit d'acquérir les parts de fiducie détenues par les porteurs de parts qui n'ont pas accepté l'offre publique d'achat selon les modalités qu'il a offertes.

Fiduciaires

Pour consulter la liste des fiduciaires de la Fiducie, veuillez vous reporter à la rubrique intitulée « Fiduciaires, administrateurs et membres de la direction ». Les fiduciaires ont la responsabilité, entre autres, d'accepter les souscriptions pour les parts de fiducie et d'émettre des parts de fiducie aux termes de celles-ci et de tenir les livres et registres de la Fiducie ainsi que de remettre des rapports dans les délais prescrits aux porteurs de parts de fiducie. La convention de fiducie stipule que les fiduciaires doivent agir honnêtement et de bonne foi au mieux des intérêts de la Fiducie et, qu'à cette fin, ils doivent exercer le degré de diligence et de compétence qu'une personne raisonnablement prudente exercerait dans des circonstances comparables.

La durée initiale du mandat de chacun des fiduciaires prend fin à la première assemblée annuelle des porteurs de parts. À chaque assemblée annuelle des porteurs de parts, ces derniers renouvèlent le mandat des fiduciaires ou nomment des successeurs aux fiduciaires pour une durée supplémentaire de un an.

Délégation des pouvoirs, de l'administration et de la régie de la Fiducie

En règle générale, le conseil d'administration a comme mandat de prendre les décisions de gestion importantes relatives à la Fiducie. Tout particulièrement, le conseil des fiduciaires a délégué à la Société la responsabilité de s'occuper des questions de la nature suivante, entre autres :

a) superviser les activités de la Fiducie et gérer ses placements et ses affaires;

b) gérer les éléments d'actif de la Fiducie;

c) tenir les registres et fournir des rapports aux porteurs de parts;

d) conclure des ententes ou des actes afin de créer des parts de fiducie ou de prévoir leur émission (y compris toute convention de prise ferme ou pour compte) et prendre toutes les mesures et préparer et signer tous les documents visant à autoriser la vente de ces parts de fiducie sur les territoires où elles seront vendues ou offertes aux fins de vente;

e) effectuer les versements de distributions aux porteurs de parts;

f) posséder et exercer tous les droits, pouvoirs et privilèges afférents à la propriété des titres composant les éléments d'actif de la Fiducie (y compris les billets);

g) sous réserve des restrictions prévues dans la convention de fiducie, vendre, transférer, céder et aliéner, pour le compte de la Fiducie, la totalité ou une partie des éléments d'actif de la Fiducie selon les modalités qui sont jugées au mieux des intérêts des porteurs de parts;

h) sans restriction quant à la somme, contracter des emprunts d'argent ou par ailleurs obtenir du crédit au nom de la Fiducie, à l'occasion, auprès de toute personne donnée dans le but d'exploiter l'entreprise ou à toute autre fin de la Fiducie;

i) grever, hypothéquer, mettre en gage ou céder, pour le compte de la Fiducie, ou grever de sûretés, de privilèges ou d'une charge la totalité ou une partie des éléments d'actif de la Fiducie dont elle

a actuellement la propriété ou qu'elle acquerra ultérieurement à toutes fins, y compris afin de garantir les sommes empruntées ou les autres dettes ou obligations de la Fiducie ou de garantir toute sûreté consentie par la Fiducie;

j) payer tous les impôts ou les cotisations fiscales, de quelque nature que ce soit, au Canada ou à l'étranger, imposées sur l'entreprise ou les bénéfices de la Fiducie ou encore sur ses éléments d'actif, ou sur une partie de ceux-ci;

k) préparer, signer, reconnaître et remettre l'un quelconque et tous les actes, contrats, renonciations, décharges ou autres documents de transfert et l'un quelconque et tous les autres documents écrits nécessaires (y compris les choix fiscaux ou les attributions fiscales) ou appropriés pour exercer les pouvoirs conférés aux termes des modalités de la convention de fiducie;

l) prendre toutes les autres mesures nécessaires relativement à ce qui précède, et exercer tous les pouvoirs nécessaires ou utiles pour exercer les intentions et les activités de la Fiducie, pour promouvoir l'une quelconque des fins pour lesquelles la Fiducie est créée et pour appliquer les dispositions de la convention de fiducie.

Responsabilité des fiduciaires

Les fiduciaires, les membres de la direction et les mandataires de la Fiducie n'engageront nullement leur responsabilité envers les porteurs de parts ou toute autre personne, qu'elle soit extra-contractuelle, contractuelle ou autre, relativement à toute question concernant la Fiducie ou les biens de celle-ci, découlant de l'exercice par les fiduciaires des pouvoirs, de l'autorité ou du pouvoir discrétionnaire qui leur sont conférés aux termes de la convention de fiducie, notamment conclure la convention d'administration et se fier sur la Société aux termes de la convention de fiducie, de toute mesure qui est prise ou non de bonne foi en se fiant sur des documents qui sont, à première vue, dûment signés, de toute dépréciation des biens de la Fiducie, ou perte relative à ceux-ci, en raison de la vente d'éléments d'actif, de toute inexactitude dans une évaluation fournie par une personne dûment qualifiée, de toute confiance accordée à une telle évaluation, de toute action ou tout défaut d'agir de la Société ou de toute autre personne à laquelle les fiduciaires ont délégué, avec le consentement de la Société, certaines des fonctions incombant à la Société aux termes de la convention de fiducie, ou de toute autre action ou tout autre défaut d'agir (y compris ne pas arriver à contraindre un ancien fiduciaire à remédier à un abus de confiance ou tout défaut par la Société d'exercer ses fonctions aux termes de la convention de fiducie ou de tout autre contrat ou qui lui ont été délégués aux termes de la convention de fiducie ou de tout autre contrat), notamment toute mesure prise ou autorisée en vertu des droits, des pouvoirs, des responsabilités et des fonctions conférés, accordés, attribués et délégués à la Société aux termes de la convention de fiducie ou de la convention d'administration, ou toute erreur ou omission ayant trait à ces droits, pouvoirs, responsabilités et fonctions, ou le fait de consentir à conférer, à accorder, à attribuer et à déléguer ces droits, pouvoirs, responsabilités et fonctions à la Société conformément aux modalités de la convention de fiducie ou aux termes de la convention d'administration, sauf si et dans la mesure où ces responsabilités découlent de la négligence grave, de la malhonnêteté ou de la fraude des fiduciaires ou de l'un quelconque des membres de la direction ou des mandataires de la Fiducie. Dans le cadre de l'exercice des pouvoirs, de l'autorité ou du pouvoir discrétionnaire conférés aux fiduciaires aux termes de la convention de fiducie, ceux-ci sont et doivent être réputés irréfutablement agir en qualité de fiduciaires des éléments d'actif de la Fiducie et n'engagent aucunement leur responsabilité personnelle relativement aux dettes, aux éléments de passif, aux obligations, aux réclamations, aux demandes, aux jugements, aux coûts, aux frais ou aux dépenses de la Fiducie ou qui sont intentés contre celle-ci ou ses biens ou qui s'y rapportent. En outre, la convention de fiducie comporte d'autres dispositions usuelles limitant la responsabilité des membres du conseil des fiduciaires.

Modifications apportées à la convention de fiducie

Les dispositions de la convention de fiducie ne peuvent être modifiées que par les fiduciaires, avec le consentement des porteurs de parts attesté par une résolution spéciale, à la condition que les fiduciaires puissent, sans le consentement des porteurs de parts, modifier la convention de fiducie en tout temps à l'une des fins suivantes :

a) assurer la conformité continue avec les lois (y compris la Loi de l'impôt), les règlements, les exigences ou les politiques applicables de toute autorité gouvernementale ayant compétence sur les fiduciaires ou la Fiducie;

b) faire des modifications qui, de l'avis des fiduciaires, offrent une protection supplémentaire ou des avantages accrus pour les porteurs de parts;

c) remédier à tout conflit ou incohérence dans la convention de fiducie ou effectuer des modifications ou corrections mineures, notamment la rectification de toute ambiguïté, disposition erronée, erreur ou omission qui, de l'avis des fiduciaires, sont nécessaires ou souhaitables et non préjudiciables pour les porteurs de parts;

d) apporter des modifications qui, de l'avis des fiduciaires, sont nécessaires ou souhaitables pour les porteurs de parts à la suite de modifications aux lois ou aux politiques en matière de fiscalité des autorités gouvernementales ayant compétence sur les fiduciaires ou la Fiducie;

e) à toutes fins (sauf à une fin où un vote par les porteurs de parts est par ailleurs expressément requis) si les fiduciaires sont d'avis que la modification n'est pas préjudiciable pour les porteurs de parts et qu'elle est nécessaire ou souhaitable.

Malgré ce qui précède, aucune modification de cette nature ne sera adoptée sans le consentement des porteurs de parts si elle fait en sorte que (i) la Fiducie ne soit pas admissible à titre de « fiducie de fonds commun de placement » aux termes de la Loi de l'impôt ou (ii) les parts de fiducie constituent des « biens étrangers » pour l'application de la Loi de l'impôt. En outre, aucune modification de cette nature ne doit modifier le droit à une voix par catégorie de parts de fiducie ni réduire l'intérêt indivis fractionnaire dans les éléments d'actif de la Fiducie qui sont représentés par l'une quelconque des catégories de parts de fiducie, sans le consentement du porteur de ces parts de fiducie.

Dissolution de la Fiducie

Sauf si la dissolution de la Fiducie est devancée ou si la durée de la Fiducie est prolongée par le vote des porteurs de parts, la Fiducie sera maintenue pour une durée se terminant 21 ans après la date du décès du dernier survivant de Sa Majesté la Reine Elizabeth II, en vie le 16 août 2004. Dans le but de dissoudre la Fiducie à cette date, les fiduciaires commenceront à liquider les affaires de la Fiducie à la date qu'ils auront déterminée, tombant au plus tard deux ans avant la fin de la durée de la Fiducie. Si la Fiducie est liquidée, les fiduciaires vendront les biens de la Fiducie et convertiront ses biens en espèces dans le cadre d'une ou d'une série d'opérations de vente publique ou privée et prendront toutes les autres mesures appropriées en vue de liquider les biens de la Fiducie, et ils agiront, à tous les égards, conformément aux directives, s'il y a lieu, des porteurs de parts en ce qui a trait à la dissolution autorisée aux termes de la résolution spéciale autorisant la dissolution de la Fiducie. Après avoir acquitté ou remboursé toutes les dettes et les obligations connues de la Fiducie ou avoir pris des dispositions prévoyant l'acquittement ou le remboursement de celles-ci et après avoir prévu une indemnisation contre toute autre dette et obligation impayée, les fiduciaires procéderont à la répartition du reliquat du produit tiré de la vente des éléments

d'actif ainsi que de toute somme en espèces faisant partie des biens de la Fiducie entre les porteurs de parts, conformément à leur quote-part proportionnelle.

À toute assemblée des porteurs de parts dûment convoquée par les fiduciaires dans le but d'examiner la dissolution de la Fiducie, les porteurs de parts peuvent voter par voie de résolution spéciale de dissoudre la Fiducie, par suite de laquelle dissolution les fiduciaires commenceront à liquider les affaires de la Fiducie.

Exercice des droits de vote rattachés aux titres détenus par la Fiducie

Les fiduciaires peuvent exercer les droits de vote qui sont rattachés aux titres (y compris aux actions ordinaires et aux billets) qu'ils détiennent de temps à autre au titre des éléments d'actif de la Fiducie à l'une quelconque et toutes les assemblées des porteurs de titres des personnes dans lesquelles la Fiducie détient des titres auxquelles les porteurs de parts de ces titres ont le droit de voter. Toutefois, les fiduciaires ne peuvent en aucun temps et dans aucune circonstance autoriser ce qui suit, sans l'approbation des porteurs de parts donnée par voie de résolution spéciale :

a) un regroupement, un arrangement ou toute autre fusion de la Fiducie ou de la Société avec une autre société, sauf avec une ou plusieurs filiales en propriété exclusive directes ou indirectes de la Fiducie ou dans le cadre d'une réorganisation interne;

b) la vente ou la disposition de titres détenus par la Fiducie ou toute autre vente, location ou échange de la totalité ou de la quasi-totalité des éléments d'actif de la Fiducie dans le cadre d'un rachat en espèces (tel que défini aux présentes), de l'octroi d'une sûreté, d'une réorganisation interne des éléments d'actif directs ou indirects de la Fiducie par suite de laquelle celle-ci a la même participation, qu'elle soit directe ou indirecte, dans les éléments d'actif qu'elle avait, directement ou indirectement, avant la réorganisation ou si cette vente, cette location ou cet échange est effectué entre la Fiducie et l'une ou plusieurs des entités suivantes :

   (i) la Société,

   (ii) toute autre société, société de personnes, tout autre cabinet ou toute autre forme d'entité ou de société qui est la propriété exclusive, directement ou indirectement, de la Fiducie;

   (iii) une ou des fiducies, dont les seuls bénéficiaires sont la Fiducie et/ou l'une quelconque des personnes dont il est question aux alinéas (i) et (ii) ci-dessus;

   (iv) une société de personnes, dont les seuls associés sont les personnes dont il est question aux alinéas (i) à (iii) ci-dessus;

c) la vente, la location ou l'échange de la totalité ou la quasi-totalité des éléments d'actif de la Société, sauf aux termes d'une sûreté accordée par la Société, dans le cadre d'une réorganisation interne, ou lorsqu'une telle vente, une telle location ou un tel échange est effectué entre l'une ou plusieurs des entités suivantes :

   (i) la Fiducie;

   (ii) la Société;

   (iii) toute autre société, société de personnes, tout autre cabinet ou toute autre forme d'entité ou de société qui est la propriété exclusive, directement ou indirectement, de la Fiducie;

(iv) une ou des fiducies, dont les seuls bénéficiaires sont la Fiducie et/ou l'une quelconque des personnes dont il est question aux alinéas (i) à (iii) ci-dessus;

(v) une société de personnes, dont les seuls associés sont les personnes dont il est question aux alinéas (i) à (iv) ci-dessus;

d) la modification importante de la convention relative aux billets autrement qu'en prévision d'une émission future de billets;

e) la modification importante des statuts de la Société en vue de modifier son capital-actions autorisé ou par ailleurs de modifier ses actes constitutifs d'une manière qui serait préjudiciable pour la Fiducie.

CAPITAL-ACTIONS D'ESPRIT EXPLORATION LTD.

La Société est autorisée à émettre un nombre illimité d'actions ordinaires et un nombre illimité d'actions échangeables. La Fiducie est l'unique porteur des actions ordinaires émises et en circulation. Dans le cadre de l'arrangement, un total de 2 424 415 actions échangeables ont été émises.

Actions ordinaires

Chaque action ordinaire confère à son porteur le droit de recevoir un avis de convocation à toutes les assemblées des actionnaires de la Société, d'y assister et d'y voter. Les porteurs d'actions ordinaires ont le droit, au gré du conseil d'administration et sous réserve des restrictions légales applicables, et sous réserve de certains droits de priorité en faveur des porteurs d'actions échangeables, de recevoir des dividendes déclarés par le conseil d'administration sur les actions ordinaires, à l'exception des porteurs d'actions échangeables, sous réserve des dispositions prévoyant qu'aucun dividende ne doit être versé sur les actions ordinaires à moins que la totalité des dividendes déclarés sur les actions échangeables en circulation aient versés intégralement. Les porteurs d'actions ordinaires ont le droit de recevoir une quote-part égale de toute répartition des éléments d'actif de la Société à sa liquidation, sa dissolution, ou sa faillite ou à la dissolution de ses activités, ou de toute autre répartition de ses éléments d'actif entre ses actionnaires dans le but de liquider ses affaires. Cette participation est assujettie aux droits, aux privilèges, aux restrictions et aux conditions qui sont rattachés aux actions échangeables et aux autres actions ayant priorité de rang sur les actions ordinaires.

Actions échangeables

Chaque action échangeable est assortie des droits économiques (notamment le droit que le ratio d'échange soit rajusté afin de tenir compte des distributions versées aux porteurs de parts) et des caractéristiques relatives aux droits de vote (par l'intermédiaire des avantages relatifs aux parts spéciales comportant droit de vote octroyées au fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange) correspondant à ceux rattachés aux parts de fiducie. En outre, les porteurs d'actions échangeables ont le droit de recevoir des parts de fiducie de catégorie B en tout temps en échange contre leurs actions échangeables et une déclaration de résidence, en fonction du ratio d'échange en vigueur au moment de l'échange. Les fractions de parts de fiducie de catégorie B ne seront pas remises lors d'un échange d'actions échangeables. Si le ratio d'échange en vigueur au moment d'un échange permettait par ailleurs à un porteur d'actions échangeables de recevoir une fraction de parts de fiducie de catégorie B, le nombre de parts de fiducie de catégorie B devant être remises sera arrondi au nombre entier le plus près de parts de fiducie de catégorie B. Les porteurs d'actions échangeables ne reçoivent aucune distribution en espèces de la part de la Fiducie ou de la Société. Le ratio d'échange est plutôt rajusté afin de tenir compte des distributions versées aux porteurs de parts. Les actions échangeables ne doivent pas être

inscrites à la cote d'une bourse. Au 31 décembre 2004, un total de 2 048 795 actions échangeables étaient émises et en circulation.

Rang

Les actions échangeables ont priorité de rang sur les actions ordinaires et les autres actions subordonnées aux actions échangeables quant au droit de paiement des dividendes et à la répartition des éléments d'actif en cas de liquidation, de dissolution ou de cessation des activités de la Société, qu'elle soit volontaire ou involontaire, ou à toute autre répartition des éléments d'actif de la Société entre ses actionnaires dans le but de liquider ses affaires; à la condition toutefois que malgré ce rang, la Société ne soit soumise à aucune restriction en ce qui a trait au remboursement de ses dettes à la Fiducie, de temps à autre.

Dividendes

Les porteurs d'actions échangeables, de rang supérieur aux actions ordinaires et à toute catégorie d'actions de la Société subordonnées aux actions échangeables quant au droit de paiement des dividendes, ont le droit de recevoir, et la Société leur versera sur chacune des actions échangeables, des dividendes en espèces privilégiés cumulatifs lorsque le conseil d'administration en déclare, à sa seule appréciation et de temps à autre, prélevés sur les fonds, les éléments d'actif ou les biens de la Société dûment applicables au paiement de dividendes (ce qui peut comprendre les parts de fiducie de catégorie B). Ces dividendes, qu'ils soient ou non déclarés, courent et s'accumulent à compter de la date de prise d'effet.

Certaines restrictions

Aussi longtemps que des actions échangeables sont en circulation, la Société ne prendra pas l'une des mesure suivantes, sans avoir obtenu l'approbation des porteurs d'actions échangeables, tel qu'énoncé ci-dessous à la rubrique intitulée « Modification et approbation » :

a) verser des dividendes sur les actions ordinaires ou d'autres actions subordonnées aux actions échangeables, autres que les dividendes en actions payables en actions ordinaires ou d'autres actions subordonnées aux actions échangeables;

b) racheter ou acheter des actions ordinaires ou d'autres actions subordonnées aux actions échangeables ou encore effectuer des distributions prélevées sur le capital relativement à de telles actions;

c) racheter ou acheter d'autres actions de la Société de rang égal aux actions échangeables quant au droit de paiement des dividendes ou quant à la distribution consécutive à la liquidation;

d) émettre des actions, autres que des actions échangeables ou des actions ordinaires, ayant priorité de rang sur les actions échangeables quant au paiement des dividendes ou quant à la distribution consécutive à la liquidation.

Les restrictions précitées ne s'appliquent pas si tous les dividendes déclarés sur les actions échangeables en circulation ont été versés intégralement.

Faillite et insolvabilité de la Société

En cas de liquidation, de dissolution ou de cessation des activités de la Société ou de toute autre répartition des éléments d'actif de la Société entre ses actionnaires en vue de liquider ses affaires, un porteur d'actions échangeables aura le droit, sous réserve des lois applicables, de recevoir de la part de la

Société, relativement à chaque action échangeable, une somme par action (la « somme relative à la liquidation ») correspondant à la somme établie en multipliant le ratio d'échange au dernier jour ouvrable précédant la date de la liquidation par le cours du marché d'une part de fiducie de catégorie B, lequel paiement doit être réglé par la Société en remettant le nombre de parts de fiducie de catégorie B correspondant au ratio d'échange à la date de prise d'effet de la liquidation, de la dissolution, de la cessation des activités ou de la répartition des éléments d'actif.

À la suite d'un des événement précités, la Fiducie et ExchangeCo auront chacune le droit prédominant d'acheter auprès de la totalité, mais non auprès d'une partie, des porteurs d'actions échangeables (autre que la Fiducie ou ExchangeCo) la totalité, mais non une partie, des actions échangeables alors en circulation en contrepartie du paiement à chacun des porteurs d'une somme par action échangeable correspondant à la somme relative à la liquidation, lequel paiement doit être réglée par l'émission ou la remise, selon le cas, du nombre de parts de fiducie de catégorie B correspondant au ratio d'échange au moment en cause et conformément aux dispositions régissant les actions échangeables, et à la suite de l'exercice de ce droit, les porteurs de ces actions seront tenus de vendre ces actions échangeables à la Fiducie ou à ExchangeCo, selon le cas. Ce droit peut être exercé par la Fiducie ou ExchangeCo.

À la suite d'un cas d'insolvabilité (comme ce terme est défini dans la convention de fiducie relative aux droits de vote et à l'échange), le fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange aura le droit, pour le compte des porteurs d'actions échangeables, d'exiger que la Fiducie ou ExchangeCo achète l'une quelconque ou la totalité des actions échangeables alors en circulation et détenues par ces porteurs, à un prix d'achat par action échangeable devant être établi en multipliant le cours du marché d'une part de fiducie de catégorie B par le ratio d'échange et devant être réglé par l'émission ou la remise, selon le cas, du nombre de parts de fiducie de catégorie B correspondant au ratio d'échange au moment en cause.

Droit d'échange automatique à la liquidation de la Fiducie

La convention de fiducie relative aux droits de vote et à l'échange stipule qu'en cas de liquidation de la Fiducie, tel que défini ci-après, la Fiducie ou ExchangeCo sera réputée avoir acheté la totalité des actions échangeables en circulation et chaque porteur d'actions échangeables sera réputé avoir vendu ses actions échangeables avant ce cas de liquidation de la Fiducie, à un prix d'achat par action échangeable devant être établi en multipliant le cours du marché d'une part de fiducie de catégorie B par le ratio d'échange et devant être réglé par l'émission ou la remise, selon le cas, du nombre de parts de fiducie de catégorie B correspondant au ratio d'échange au moment en cause. Le terme « cas de liquidation de la Fiducie » s'entend de l'une ou l'autre des définitions suivantes :

a) la décision de la Fiducie d'entamer des procédures de liquidation, de dissolution ou de cessation des activités volontaires à son égard ou d'effectuer toute autre répartition de ses éléments d'actif entre les porteurs de parts en vue de liquider ses affaires;

b) la première des occurrences suivantes, soit la réception par la Fiducie d'un avis de réclamation, de poursuite, de requête ou d'une autre procédure judiciaire éminente ou intentée relativement à la liquidation, à la dissolution ou à la cessation des activités involontaires de la Fiducie et par ailleurs la prise de connaissance par la Fiducie quant à ce qui précède, ou réalisation d'une autre répartition des éléments d'actif de la Fiducie entre les porteurs de parts en vue de liquider ses affaires, dans chacun des cas lorsque la Fiducie n'a pas contesté de bonne foi ces procédures dans les 30 jours après qu'elle en ait pris connaissance.

Rachat au gré du porteur des actions échangeables par les porteurs et droit d'achat en cas de rachat au gré du porteur

Sous réserve du droit d'achat en cas de rachat au gré du porteur de la Fiducie et d'ExchangeCo dont il est question ci-dessous, un porteur d'actions échangeables aura le droit, en tout temps, d'exiger que la Société rachète une partie ou la totalité des actions échangeables qu'il détient en contrepartie d'un prix de rachat au gré du porteur (le « prix de rachat au gré du porteur ») par action échangeable correspondant à la somme établie en multipliant le ratio d'échange au dernier jour ouvrable précédant la date de rachat au gré du porteur (la « date de rachat au gré du porteur ») par le cours du marché d'une part de fiducie de catégorie B, lequel paiement sera réglé par la remise du nombre de parts de catégorie B correspondant au ratio d'échange. Aucune fraction de part de fiducie de catégorie B ne sera remise. Toute somme payable au titre du prix de rachat au gré du porteur qui comprend une fraction de part de fiducie de catégorie B sera arrondie au nombre entier le plus près de parts de fiducie de catégorie B. Les porteurs d'actions échangeables peuvent demander le rachat en présentant et en remettant à la Société un ou des certificats représentant le nombre d'actions échangeables qu'ils souhaitent être rachetées, ainsi qu'une demande de rachat au gré du porteur dûment signée, une déclaration de résidence et tout autre document qui peut être raisonnablement requis pour effectuer le rachat des actions échangeables. Le rachat prendra effet à la date de rachat au gré du porteur, à moins d'être reporté tel qu'il est décrit ci-dessous.

Lorsqu'un porteur demande à la Société de racheter les actions échangeables, la Fiducie et ExchangeCo auront un droit prédominant (le « droit d'achat en cas de rachat au gré du porteur ») d'acheter à la date de rachat au gré du porteur la totalité, mais non une partie, des actions échangeables que le porteur a demandé à la Société de racheter, à un prix d'achat par action échangeable correspondant au prix de rachat au gré du porteur, devant être réglé par la remise du nombre de parts de fiducie de catégorie B correspondant au ratio d'échange au moment en cause. Au moment d'une demande de rachat au gré du porteur par un porteur d'actions échangeables, la Société en informera immédiatement la Fiducie et ExchangeCo. La Fiducie ou ExchangeCo doit alors informer la Société du fait que le droit d'achat en cas de rachat au gré du porteur sera exercé ou non. Un porteur peut révoquer sa demande de rachat au gré du porteur en tout temps avant la fermeture des bureaux le dernier jour ouvrable précédant immédiatement la date de rachat au gré du porteur, auquel cas les actions échangeables du porteur ne seront ni achetées par la Fiducie ou ExchangeCo ni rachetées par la Société. Si le porteur ne révoque pas sa demande de rachat au gré du porteur, les actions échangeables qu'il a demandé à la Société de racheter seront achetées par la Fiducie ou ExchangeCo ou rachetées par la Société, selon le cas, à la date de rachat au gré du porteur, dans chacun des cas à un prix d'achat par action échangeable correspondant au prix de rachat au gré du porteur. En outre, un porteur d'actions échangeables peut choisir de demander au fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange d'exercer le droit d'échange optionnel (le « droit d'échange ») afin de demander à la Fiducie ou à ExchangeCo d'acquérir ses actions échangeables dans le cas où ni la Fiducie ni ExchangeCo n'ont exercé le droit d'achat en cas de rachat au gré du porteur. Se reporter à la rubrique intitulée « Convention de fiducie relative aux droits de vote et à l'échange – Droit d'échange ».

Le droit d'achat en cas de rachat au gré du porteur peut être exercé par la Fiducie ou par ExchangeCo. Si, en raison des dispositions en matière de solvabilité des lois applicables, la Société ne peut racheter toutes les actions échangeables remises par un porteur qui demande le rachat, la Société ne rachètera que les actions échangeables remises par le porteur, d'une matière respectant les dispositions prévues par les lois applicables. Aux termes du droit d'échange, le porteur des actions échangeables qui n'ont pas fait l'objet d'un rachat par la Société sera réputé avoir exigé que la Fiducie ou ExchangeCo achète ces actions échangeables n'ayant pas fait l'objet d'un rachat au gré du porteur en échange contre des parts de fiducie de catégorie B à la date de rachat au gré du porteur. Se reporter à la rubrique intitulée « Convention de fiducie relative aux droits de vote et à l'échange – Droit d'échange ».

Rachat des actions échangeables

Sous réserve des lois applicables et du droit d'achat en cas de rachat au gré de l'émetteur de la Fiducie et d'ExchangeCo, la Société fera ou pourra faire ce qui suit :

a) au troisième anniversaire de la date de prise d'effet, sous réserve du report de cette date par le conseil d'administration de la Société (la « date de rachat automatique »), la Société rachètera la totalité, mais non une partie, des actions échangeables alors en circulation en contrepartie d'un prix de rachat par action échangeable correspondant à la valeur de ce nombre de parts de fiducie de catégorie B égale au ratio d'échange au dernier jour ouvrable précédant la date de rachat (comme ce terme est défini ci-après) (le « prix de rachat »), devant être réglé par la remise de ce nombre de parts de fiducie de catégorie B;

b) au deuxième anniversaire de la date de prise d'effet (la « date de rachat optionnelle »), la Société peut racheter la totalité, mais non une partie, des actions échangeables en circulation en contrepartie du prix de rachat par action échangeable au dernier jour ouvrable précédant la date de rachat (comme ce terme est défini ci-après), devant être réglé par la remise des parts de fiducie de catégorie B;

c) à toute date tombant dans les 90 premiers jours d'un mois civil donné commençant en 2005 (la « date de rachat annuelle »), la Société peut racheter jusqu'à concurrence du nombre d'actions échangeables correspondant à 25 % des actions échangeables en circulation à la date de prise d'effet en contrepartie du prix de rachat par action échangeable au dernier jour ouvrable précédant la date de rachat (comme ce terme est défini ci-après), devant être réglé par la remise des parts de fiducie de catégorie B;

d) à toute date où le nombre total d'actions échangeables émises et en circulation est inférieur à 423 000 (autres que les actions échangeables détenues par la Fiducie et ses filiales, du fait que ces actions peuvent être rajustées de temps à autre) (la « date de rachat de minimis » et, collectivement avec la date de rachat automatique, la date de rachat optionnelle et la date de rachat annuelle, une « date de rachat »), la Société peut racheter la totalité, mais non une partie, des actions échangeables alors en circulation en contrepartie du prix de rachat par action échangeable.

La Société donnera aux porteurs inscrits des actions échangeables, au moins 45 jours avant une date de rachat, un préavis écrit du rachat possible des actions échangeables par la Société.

La Fiducie et ExchangeCo auront le droit (le « droit d'achat en cas de rachat au gré de l'émetteur ») d'acheter, à toute date de rachat, nonobstant un rachat proposé des actions échangeables par la Société à la date de rachat applicable, conformément aux dispositions des actions échangeables, la totalité, mais non une partie, des actions échangeables alors en circulation (autres que les actions échangeables détenues par la Fiducie ou ses filiales) en contrepartie du prix de rachat par action échangeable et, à la suite de l'exercice du droit d'achat en cas de rachat au gré de l'émetteur, les porteurs de toutes les actions échangeables alors en circulation seront tenus de vendre toutes ces actions à la Fiducie ou à ExchangeCo, selon le cas. Si la Fiducie ou ExchangeCo exerce le droit d'achat en cas de rachat au gré de l'émetteur, le droit de la Société de racheter les actions échangeables à la date de rachat applicable expirera. Le droit d'achat en cas de rachat au gré de l'émetteur peut être exercé par la Fiducie ou ExchangeCo.

Droits de vote

Sauf tel que l'exigent les lois applicables, les porteurs d'actions échangeables n'ont pas le droit, en cette qualité, de recevoir un avis de convocation aux assemblées des actionnaires de la Société, d'y assister et

d'y voter. Les porteurs d'actions échangeables recevront un avis de convocation aux assemblées de la Fiducie et disposeront des droits de vote pouvant être exercés à celles-ci qui sont prévus dans la convention de fiducie relative aux droits de vote et à l'échange. Se reporter à la rubrique intitulée « Convention de fiducie relative aux droits de vote et à l'échange – Droits de vote ».

Modification et approbation

Les droits, privilèges, restrictions et conditions rattachés aux actions échangeables ne peuvent faire l'objet d'un ajout ou d'une modification qu'avec l'approbation de leurs porteurs. Une telle approbation ou toute autre consentement devant être donnée par les porteurs des actions échangeables sera expressément donnée si elle est donnée en conformité avec les lois applicables et sous réserve d'une exigence minimale prévoyant que cette approbation doit être attestée par voie d'une résolution adoptée au moins par les deux-tiers des voix exprimées à cette fin (autres que rattachées aux actions appartenant véritablement à la Fiducie, à ExchangeCo ou à leurs filiales et aux membres du même groupe qu'elles) à une assemblée des porteurs des actions échangeables dûment convoquée et tenue où les porteurs d'au moins 10 % des actions échangeables alors en circulation (autres que des actions échangeables détenues par la Fiducie, ExchangeCo ou leurs filiales et les membres du même groupe qu'elles) sont présents ou sont représentés par un fondé de pouvoir. Si, à une telle assemblée, ce quorum n'est pas atteint dans la demi-heure qui suit l'heure fixée pour la tenue de cette assemblée, l'assemblée sera alors levée et reprise à l'endroit et au moment (au moins dix jours après) qui auront été déterminés à l'assemblée initiale et les porteurs d'actions échangeables présents ou représentés par un fondé de pouvoir à l'assemblée de reprise en cas d'ajournement constitueront un quorum dans le cadre de celle-ci et pourront délibérer des questions à l'égard desquelles l'assemblée avait été initialement été convoquée. À l'assemblée de reprise, une résolution adoptée par le vote affirmatif d'au moins les deux-tiers des voix exprimées à l'égard de celle-ci (autres que rattachées aux actions appartenant véritablement à la Fiducie, à ExchangeCo ou à leurs filiales et aux membre du même groupe qu'elles) constituera l'approbation des porteurs des actions échangeables.

Mesures prises par la Société aux termes de la convention de soutien

Conformément aux dispositions des actions échangeables, la Société a convenu de prendre toutes les mesures nécessaires ou souhaitables afin de s'acquitter de ses obligations et de se conformer à celles-ci aux termes de la convention de soutien et afin de s'assurer de l'exécution par la Fiducie et ExchangeCo de leurs obligations et de s'assurer de leur conformité à celles-ci aux termes de la convention de soutien.

Porteurs non-résidents et exonérés d'impôt

Les actions échangeables ne seront pas émises aux personnes qui sont des non-résidents ou qui sont exonérées d'impôt en vertu de la partie I de Loi de l'impôt. La Société, la Fiducie ou ExchangeCo peuvent s'acquitter de leur obligation de remettre des parts de fiducie de catégorie B à un porteur non-résident dans le cadre de l'échange des actions échangeables de ce porteur en remettant ces parts de fiducie de catégorie B à l'agent des transferts qui les vendra à la cote de la bourse à laquelle elles sont inscrites et se chargera de remettre le produit tiré de cette vente au porteur non-résident en question.

CONVENTION DE FIDUCIE RELATIVE AUX DROITS DE VOTE ET À L'ÉCHANGE

Droits de vote

Conformément à la convention de fiducie relative aux droits de vote et à l'échange, la Fiducie a émis une part spéciale comportant droit de vote au fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange pour le bénéfice des porteurs (autres que la Fiducie et ExchangeCo) des

actions échangeables. La part spéciale comportant droit de vote sera assortie d'un nombre de voix, pouvant être exprimées à l'une quelconque des assemblées auxquelles les porteurs de parts ont le droit de voter, correspondant au nombre de parts de fiducie de catégorie B (arrondi au nombre entier le plus près) contre lesquelles les actions échangeables sont alors échangées, multiplié par le nombre de voix auxquelles le porteur de une (1) part de fiducie de catégorie B a alors droit. En ce qui a trait à tout consentement écrit devant être obtenu de la part des porteurs de parts, chaque droit de vote rattaché à une part spéciale comportant droit de vote pourra être exercé de la même manière que ce qui est énoncé ci-dessus.

Chaque porteur d'une action échangeable aura le droit, à la date de clôture des registres des assemblées auxquelles les porteurs de parts ont le droit de voter, de demander au fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange d'exercer le nombre de droits de vote rattachés à la part spéciale comportant droit de vote se rapportant aux actions échangeables qu'il détient. Le fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange n'exercera chaque droit de vote rattaché à la part spéciale comportant droit de vote que selon les directives données par le porteur pertinent et, en l'absence de directives de la part d'un porteur quant à la manière de voter, il n'exercera pas ces droits de vote.

Le fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange enverra aux porteurs des actions échangeables un exemplaire de l'avis de convocation à chaque assemblée à laquelle les porteurs de parts ont le droit de voter, ainsi que les documents relatifs à l'assemblée connexes et les instructions quant à la manière dont le porteur peut demander au fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange d'exercer les droits de vote rattachés à la part spéciale comportant droit de vote, au même moment où la Fiducie envoie cet avis de convocation et ces documents relatifs à l'assemblée aux porteurs de parts. Le fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange enverra également aux porteurs des exemplaires de tous les bulletins d'information, les états financiers intermédiaires et annuels, les avis et les autres documents que la Fiducie envoie aux porteurs de parts au même moment où ces documents sont envoyés aux porteurs de parts. Dans la mesure où la Fiducie fournit ces documents au fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange, celui-ci enverra également aux porteurs tous les documents que les tiers envoient aux porteurs de parts, y compris les circulaires de procuration de dissident et les circulaires portant sur les offres publiques d'achat et les offres publiques d'échange, dès que possible une fois que ces documents sont tout d'abord envoyés aux porteurs de parts.

Tous les droits d'un porteur d'actions échangeables d'exercer les droits de vote rattachés à la part spéciale comportant droit de vote prendront fin par suite de l'échange de toutes les actions échangeables de ce porteur. À l'exception des modifications apportées dans le but d'ajouter des clauses restrictives pour la protection des porteurs des actions échangeables, d'apporter certaines modifications nécessaires ou de corriger des ambiguïtés ou des erreurs de rédaction (dans chacun des cas à la condition que le conseil d'administration d'ExchangeCo et de la Société soient d'avis que ces modifications ne sont pas préjudiciables pour les intérêts des porteurs des actions échangeables), la convention de fiducie relative aux droits de vote et à l'échange ne peut être modifiée sans l'approbation des porteurs des actions échangeables.

Droit d'échange

À la survenance de l'un ou l'autre des événements suivants et tant que ceux-ci dureront, soit :

a) un cas d'insolvabilité;

b) des circonstances dans lesquelles la Fiducie ou ExchangeCo peut exercer un droit d'achat, mais choisit de ne pas l'exercer;

un porteur d'actions échangeables pourra demander au fiduciaire d'exercer le droit d'échange se rapportant à une partie ou à la totalité des actions échangeables qui sont détenues par ce porteur, requérant par ce fait que la Fiducie ou ExchangeCo achète ces actions échangeables du porteur. Dès l'occurrence (i) d'un cas d'insolvabilité, (ii) d'un cas qui, après un certain temps ou sur remise d'un avis, deviendra un cas d'insolvabilité, ou (iii) du choix par la Fiducie et ExchangeCo de ne pas exercer un droit d'achat qu'ils peuvent alors exercer, la Société, la Fiducie ou ExchangeCo donneront immédiatement un avis de cet événement au fiduciaire. Dès que possible par la suite, le fiduciaire informera chaque porteur d'actions échangeables visé (qui n'a pas encore donné de directives en ce qui a trait à l'exercice du droit d'échange) de la survenance de cet événement ou de la possibilité qu'un tel événement survienne et informera ce porteur de ses droits relatifs au droit d'échange.

Le prix d'achat payable par la Fiducie ou ExchangeCo pour chaque action échangeable devant être achetée aux termes du droit d'échange sera réglé par l'émission du nombre de parts de fiducie de catégorie B correspondant au ratio d'échange au dernier jour ouvrable précédant le jour de la clôture de l'achat et de la vente de cette action échangeable aux termes du droit d'échange (le « prix d'échange »).

Si, en raison des dispositions en matière de solvabilité prévues par les lois applicables, la Société est incapable de racheter la totalité des actions échangeables d'un porteur que celui-ci est en droit de se faire racheter conformément aux dispositions des actions échangeables, le porteur sera réputé avoir exercé le droit d'échange relativement aux actions échangeables non rachetées et la Fiducie ou ExchangeCo seront tenues d'acheter ces actions du porteur de la manière énoncée ci-dessus.

CONVENTION DE SOUTIEN

Obligation de soutien de la Fiducie

Aux termes de la convention de soutien :

a) la Fiducie prendra toutes les mesures nécessaires ou souhaitables afin de permettre à la Société, conformément aux lois applicables, de verser aux porteurs des actions échangeables la somme relative à la liquidation dans le cas de la liquidation, de la dissolution ou de la cessation des activités de la Société, le prix de rachat au gré du porteur si un porteur d'actions échangeables présente une demande de rachat au gré du porteur, ou le prix de rachat dans le cas d'un rachat des actions échangeables par la Société;

b) la Fiducie n'exercera aucun droit de vote ni ne prendra par ailleurs de mesures ou n'omettra de prendre des mesures qui occasionneraient la liquidation, la dissolution ou la cessation des activités de la Société.

La convention de soutien stipule également que la Fiducie ne prendra pas l'une quelconque des mesures suivantes :

a) émettre ou distribuer des parts de fiducie supplémentaires (ou des titres échangeables contre des parts de fiducie, convertibles en parts de fiducie ou assortis de droits permettant d'acquérir des parts de fiducie) aux porteurs de la totalité ou de la quasi-totalité des parts de fiducie alors en circulation au moyen d'un placement d'actions ou d'un autre placement, autre qu'une émission de parts de fiducie (ou de titres échangeables contre des parts de fiducie, convertibles en parts de fiducie ou assortis de droits permettant d'acquérir des parts de fiducie) aux porteurs de parts de

fiducie qui lèvent une option ou exercent un droit leur permettant de recevoir des distributions sous forme de parts de fiducie (ou aux titres échangeables contre des parts de fiducie, convertibles en des parts de fiducie ou assortis de droits permettant d'acquérir des parts de fiducie);

b) émettre ou distribuer des droits, des options ou des bons de souscription aux porteurs de la totalité ou de la quasi-totalité des parts de fiducie alors en circulation leur permettant de souscrire des parts de fiducie ou d'en acheter (ou des titres échangeables contre des parts de fiducie, convertibles en parts de fiducie ou assortis de droits permettant d'acquérir des parts de fiducie);

c) émettre ou distribuer aux porteurs de la totalité ou de la quasi-totalité des parts de fiducie alors en circulation ce qui suit :

   (i) des titres de la Fiducie d'une catégorie quelconque autre que des parts de fiducie (autres que des titres convertibles en parts de fiducie, échangeables contre des parts de fiducie ou assortis de droits permettant d'acquérir des parts de fiducie);

   (ii) des droits, des options ou des bons de souscription, autres que ceux dont il est question ci-dessus;

   (iii) des titres de créance de la Fiducie;

   (iv) des éléments d'actif de la Fiducie, autres que des distributions qui donnent lieu à un rajustement du ratio d'échange;

d) subdiviser, rediviser ou modifier les parts de fiducie alors en circulation en un nombre plus important de parts de fiducie;

e) réduire, regrouper ou consolider ou encore modifier les parts de fiducie alors en circulation en un nombre moins important de parts de fiducie;

f) redésigner ou par ailleurs modifier les droits, les privilèges ou les autres modalités rattachées aux parts de fiducie ou effectuer une fusion, une réorganisation ou toute autre opération visant les parts de fiducie ou ayant une incidence sur celles-ci;

à moins que

g) un changement similaire ou équivalent sur le plan économique ne soit effectué simultanément à l'égard des actions échangeables ou à l'égard des droits des porteurs d'actions échangeables;

h) elle ait reçu l'approbation écrite préalable de la Société et des porteurs d'actions échangeables.

Dans le cas d'une offre publique d'achat projetée, d'une offre publique de rachat ou d'une opération similaire visant les parts de fiducie qui est effectuée avec le consentement des fiduciaires de la Fiducie ou de la Société, la Fiducie s'efforcera de prendre toutes les mesures nécessaires ou souhaitables pour permettre aux porteurs de parts échangeables de participer à cette opération dans la même mesure et selon les mêmes conditions sur le plan économique que les porteurs de parts.

La convention de soutien stipule également que la Fiducie, aussi longtemps que des actions échangeables en circulation appartiennent à des personnes ou à des entités autres que la Fiducie, ExchangeCo ou l'une quelconque de leurs filiales respectives et des autres membres du même groupe qu'elles, à moins d'obtenir une approbation d'agir autrement de la part des porteurs d'actions échangeables, continuera

d'être le propriétaire véritable, directement ou indirectement, de collectivement plus de 50 % de tous les titres comportant droit de vote émis et en circulation de la Société, à la condition qu'elle ne contrevienne pas à cette obligation si une partie donnée acquiert la totalité ou quasi-totalité de ses éléments d'actif. À l'exception des modifications apportées dans le but d'ajouter des clauses restrictives pour la protection des porteurs d'actions échangeables, d'apporter certaines modifications nécessaires ou de corriger des ambiguïtés ou des erreurs de rédaction (dans chacun des cas, à la condition que le conseil d'administration de la Société et que le conseil des fiduciaires soient d'avis que ces modifications ne sont pas préjudiciables pour les intérêts des porteurs d'actions échangeables), la convention de soutien ne peut être modifiée sans l'approbation des porteurs d'actions échangeables.

Aux termes de la convention de soutien, la Fiducie n'exercera aucun droit de vote rattaché aux actions échangeables qui lui appartiennent ou qui appartiennent à l'une quelconque de ses filiales respectives ou à des membres du même groupe qu'elle à l'égard des questions soulevées aux assemblées des porteurs d'actions échangeables (y compris les approbations devant être obtenues de ces porteurs à l'égard des questions se rapportant à la convention de soutien).

Livraison des parts de fiducie

La Fiducie effectuera les dépôts et cherchera à obtenir les consentements et les approbations des autorités de réglementation qui sont nécessaires pour que les parts de fiducie de catégorie B pouvant être émises à l'échange des actions échangeables soient émises en conformité avec les lois sur les valeurs mobilières applicables du Canada et qu'elles puissent être négociées librement à la cote de la TSX ou de toute autre bourse à laquelle les parts de fiducie de catégorie B peuvent être inscrites, cotées ou affichées aux fins de négociation, de temps à autre.

BILLETS

Modalités et émission des billets

Aux termes de l'arrangement, des billets ont été émis à la Fiducie aux termes de la convention relative aux billets en contrepartie de l'émission de parts de fiducie. Les billets sont non garantis, payables sur demande et portent intérêt à compter de leur date d'émission au taux annuel de 11 %. L'intérêt est exigible et payable chaque mois, le 10e jour du mois suivant, pendant la durée de la convention relative aux billets.

Conformément aux modalités de la convention relative aux billets, la Société peut faire des paiements du capital sur les billets en circulation, à l'occasion, sans préavis ou prime à payer. À moins que le billet ne soit remboursé, la Société n'a pas à payer de capital avant le 30 septembre 2014, sous réserve d'une prorogation dans les circonstances limitées prévues dans la convention relative aux billets.

En prévision de la possibilité que des billets puissent être distribués aux porteurs de parts au moment du rachat de leurs parts de fiducie, la convention relative aux billets prévoit que si des personnes autres que la Fiducie et que les porteurs qui ne détiennent pas de parts de fiducie ont la propriété de billets d'un capital global supérieur à 1 000 000 $, la Fiducie ou les porteurs qui ne détiennent pas de parts de fiducie ont le droit d'exiger, entre autres, que le fiduciaire des billets exerce les pouvoirs et les recours conférés par la convention relative aux billets à la survenance d'un cas de défaut et, de concert avec la Fiducie, les porteurs qui ne détiennent pas de parts de fiducie peuvent fournir des consentements, des renonciations ou des directives portant généralement sur les différences entre la convention relative aux billets et les droits des porteurs de billets. La convention relative aux billets donne à la Fiducie la marge de manœuvre nécessaire pour reporter les paiements de l'intérêt ou du capital qui lui seraient autrement dus alors que le paiement est effectué à d'autres porteurs de billets, et afin de permettre à ces autres porteurs de billets

d'être remboursés avant la Fiducie. Les paiements reportés seront exigibles cinq jours après une demande donnée à cet effet.

Le capital et l'intérêt sur les billets sont payables en monnaie ayant cours légal au Canada directement aux porteurs de billets, à leur adresse figurant dans le registre des porteurs de billets. La Fiducie est le porteur de tous les billets émis et en circulation.

Rang

Les billets sont des titres de créance non garantis de la Société et sont de rang égal à toutes les autres dettes non garanties de la Société, mais sont de rang inférieur à toutes les dettes garanties.

Cas de défaut

La convention relative aux billets stipule que l'un quelconque des événements suivants constitue un cas de défaut : (i) le non-paiement du capital sur les billets lorsque celui-ci est exigible; (ii) le non-paiement de toutes les obligations associées à l'intérêt sur les billets pour une période de 90 jours; (iii) si la Société a manqué à ses obligations et qu'une demande de paiement a été présentée aux termes de tout document ou acte important qui constate une dette de plus de 1 000 000 $ et que la Société n'a pas remédié à ce défaut pendant les périodes applicables prévues à cette fin; (iv) certains cas de dissolution, de liquidation, de faillite, d'insolvabilité, de mise sous séquestre ou de saisie; (v) un manquement au respect ou à l'exécution de toute autre clause restrictive ou condition de la convention relative aux billets et la continuation de ce manquement pendant une période de 30 jours après que le fiduciaire des billets ait donné un avis écrit à la Société précisant ce manquement et lui enjoignant de le rectifier; (vi) l'arrêt par la Société d'exercer ses activités; et (vii) un manquement important par la Société aux termes de conventions importantes si des biens ayant une juste valeur marchande supérieure à 1 000 000 $ sont assujettis à une confiscation ou à une dissolution.

CONVENTION RELATIVE À LA PRN

La Société et la Fiducie ont conclu la convention relative à la PRN, aux termes de laquelle la Société a octroyé et concédé à la Fiducie la PRN, soit le droit de recevoir certains paiements au titre des droits d'exploitation du pétrole et du gaz naturel détenus par la Société de temps à autre. En contrepartie de l'octroi de la PRN, en plus de toutes les sommes que la Fiducie a précédemment versées à la Société, la Fiducie versera à la Société une somme (l'« obligation relative au prix d'achat différé ») correspondant à a) la tranche des frais d'acquisition (les « frais d'acquisition futurs ») relatifs aux droits d'exploitation du pétrole et du gaz naturel et aux participations corporelles et diverses connexes appartenant véritablement à la Société de temps à autre (les « participations dans des biens ») acquis après la date de la convention relative à la PRN, qui sont attribuables aux « avoirs miniers canadiens » (tel que défini dans la Loi de l'impôt), payable au moment où sont engagés ces frais d'acquisition futurs, majorée b) des frais de forage, d'achèvement, liés à l'équipement et autres (les « dépenses en immobilisations ») relatifs aux participations dans des biens, payables au moment où sont engagées ces dépenses en immobilisations, majorée c) de la partie de la dette contractée à l'égard de ces frais d'acquisition futurs et dépenses en immobilisations, payable au moment du remboursement par la Société de cette dette. De plus, la Fiducie versera à la Société, afin de s'acquitter de l'obligation relative au prix d'achat différé, le produit net tiré de l'émission des parts de fiducie ou le produit provenant de la disposition de la PRN sur les droits d'exploitation du pétrole et du gaz naturel qui sont détenus par la Société. La Fiducie n'est pas tenue de payer une somme à titre d'obligation relative au prix d'achat différé, sauf si elle dispose de ce produit.

Conformément aux modalités de la convention relative à la PRN, chaque mois, la Fiducie a droit à un paiement de la part de la Société correspondant à l'écart entre 99 % du produit brut tiré de la vente de la

production provenant des participations dans des biens pour le mois donné (les « revenus au titre de la PRN ») et 99 % de certains frais liés à la production déductibles pour la période en cause. La Société peut acquérir des participations dans des biens supplémentaires et financer celles-ci à partir des revenus résiduels, de l'obligation relative au prix d'achat différé, d'emprunts ou de son fonds de roulement.

Si la Société souhaite disposer de participations dans des biens, ce qui se traduirait par un produit supérieur à un montant déterminé, le conseil d'administration doit approuver cette disposition; toutefois, si la valeur de l'actif (calculée en conformité avec les modalités de la convention relative à la PRN) des participations comprises dans cette disposition est supérieure à un pourcentage déterminé de la valeur de l'actif de toutes les participations dans des biens qui sont détenues par la Société, cette disposition doit être approuvée par une résolution spéciale. La durée de la convention relative à la PRN se poursuivra aussi longtemps que la PRN pourra s'appliquer à des droits d'exploitation du pétrole et du gaz naturel.

MARCHÉ POUR LA NÉGOCIATION DES PARTS DE FIDUCIE

Les parts de fiducie de catégorie A et les parts de fiducie de catégorie B sont inscrites et affichées aux fins de négociation à la cote de la TSX sous les symboles « EEE.A » et « EEE.B », respectivement. Le tableau suivant présente la variation des cours et le volume global des opérations sur les parts de fiducie de catégorie A et les parts de fiducie de catégorie B à la cote de la TSX pour les périodes indiquées.

Parts de fiducie de catégorie A

Période	Haut ($)	Bas ($)	Clôture ($)	Volume (parts de fiducie de catégorie A)
2004				
Octobre (du 5 au 31)	13,50	12,00	12,18	4 245 761
Novembre	12,82	11,80	12,65	2 918 618
Décembre	12,64	11,85	12,30	3 072 192

Parts de fiducie de catégorie B

Période	Haut ($)	Bas ($)	Clôture ($)	Volume (parts de fiducie de catégorie B)
2004				
Octobre (du 5 au 31)	13,65	11,75	12,05	6 039 048
Novembre	12,89	11,75	12,80	7 283 886
Décembre	12,85	12,11	12,39	4 926 407

FIDUCIAIRES, ADMINISTRATEURS ET MEMBRES DE LA DIRECTION

Fiduciaires de la Fiducie et administrateurs et membres de la direction de la Société

Le tableau suivant présente le nom et le lieu de résidence de chacun des fiduciaires de la Fiducie et des administrateurs et membres de la direction de la Société, ainsi que l'occupation principale de chacun d'eux au cours des cinq dernières années et le poste qu'il occupe.

Nom et lieu de résidence	Poste occupé au sein de la Fiducie et de la Société	Occupation principale
D. Michael G. Stewart *Calgary (Alberta)*	Président du conseil des fiduciaires (depuis août 2004) Président du conseil d'administration (membre depuis 2002, président du conseil depuis octobre 2004)	Contrepartiste au sein de Ballinaccura Group of Investment Companies depuis mars 2002; auparavant, il a occupé un certain nombre de postes de haute direction au sein de Westcoast Energy Inc.
Donald R. Gardner *Calgary (Alberta)*	Fiduciaire (depuis août 2004) Administrateur (depuis mai 2004)	Chef des services financiers de Canadian Spirit Resources Inc. (société pétrolière et gazière) depuis janvier 2003; auparavant, à compter de mai 2002, conseiller en gestion; auparavant, de décembre 1999 à mai 2002, premier vice-président, chef des services financiers et secrétaire (ou postes précédents) d'Esprit Exploration Ltd.; avant le 24 septembre 1999, vice-président directeur et chef des services financiers de Rigel Energy Corporation (société pétrolière et gazière).
John E. Panneton *Toronto (Ontario)*	Fiduciaire (depuis août 2004) Administrateur (depuis 1998)	Président de Goodman Private Wealth Management depuis juillet 2003, et vice-président du conseil et administrateur (ou postes précédents) de la Corporation de valeurs mobilières Dundee (maison de courtage) depuis mai 1998.
Eric L. Schwitzer *Vancouver (Colombie-Britannique)*	Fiduciaire (depuis août 2004) Administrateur (depuis octobre 2004)	Associé directeur d'Enterprise Capital Management Inc. (société de gestion de placements) depuis juin 2003; de juin 2002 à mai 2003, conseiller et administrateur de sociétés; auparavant, vice-président directeur, Développement stratégique de Westcoast Energy Inc. (société de services énergétiques).

Nom et lieu de résidence	Poste occupé au sein de la Fiducie et de la Société	Occupation principale
W. Mark Schweitzer *Calgary (Alberta)*	Fiduciaire (depuis février 2005) Administrateur (depuis février 2005)	Premier vice-président, Expansion de l'entreprise et chef des services financiers de Superior Plus Inc., filiale en propriété exclusive de Superior Plus Income Fund depuis 1997.
Douglas W. Palmer *Calgary (Alberta)*	Fiduciaire (depuis février 2005) Administrateur (depuis février 2005)	Membre du conseil des fiduciaires de Calpine Natural Gas Trust de 2003 à février 2005; auparavant, de 1998 à 2001, chef de la direction de Numac Energy Ltd.
Stephen J. Savidant *Calgary (Alberta)*	Fiduciaire (depuis août 2004) Administrateur (depuis mai 2004) Président et chef de la direction	Président et chef de la direction d'Esprit Exploration Ltd. depuis mai 2002; auparavant, à compter de décembre 2001, investisseur; auparavant, à compter de juin 1998, président et chef de la direction de Canadian Hunter Exploration Ltd. (société pétrolière et gazière); auparavant, à compter de 1996, président et chef de l'exploitation de Canadian Hunter Exploration Ltd.
Stephen B. Soules *Calgary (Alberta)*	Fiduciaire (depuis août 2004) Administrateur (depuis octobre 2004) Premier vice-président et chef des services financiers	Premier vice-président et chef des services financiers d'Esprit Exploration Ltd. depuis octobre 2004; auparavant, de mai 2002 à octobre 2004, vice-président directeur et chef des services financiers d'Esprit Exploration Ltd.; auparavant, à compter de février 2002, investisseur; auparavant, à compter de décembre 2001, conseiller de Burlington Resources Canada Ltd. (société pétrolière et gazière); auparavant, à compter d'avril 1997, chef des services financiers de Canadian Hunter Exploration Ltd. (société pétrolière et gazière).

Nom et lieu de résidence	Poste occupé au sein de la Fiducie et de la Société	Occupation principale
Gregory A. Jerome *Calgary (Alberta)*	Vice-président, Finances et secrétaire général	Vice-président, Finances et secrétaire général d'Esprit Exploration Ltd. depuis octobre 2004; auparavant, de février 2003 à octobre 2004, trésorier et secrétaire général d'Esprit Exploration Ltd.; auparavant, à compter de mai 1999, trésorier ou postes précédents au sein d'Esprit Exploration Ltd.; auparavant, à compter de 1997, comptable agréé au sein de PricewaterhouseCoopers.
Rodger D. Trimble *Calgary (Alberta)*	Vice-président, Exploitation	Vice-président, Exploitation d'Esprit Exploration Ltd. depuis octobre 2004; auparavant, de juillet 2002 à octobre 2004, directeur général, Ingénierie d'Esprit Exploration Ltd.; auparavant, à compter de décembre 2001, gestionnaire des biens de Burlington Resources Canada Ltd. (société pétrolière et gazière); auparavant, gestionnaire de pays de Canadian Hunter Argentina S.A. (société pétrolière et gazière).
Patrick C. Connors *Calgary (Alberta)*	Vice-président, Ingénierie	Vice-président, Ingénierie d'Esprit Exploration Ltd. depuis octobre 2004; auparavant, de septembre 2001 à octobre 2004, directeur général, Activités de forage et opérations sur le terrain d'Esprit Exploration Ltd.; auparavant, à compter de mai 2000, gestionnaire du forage de l'unité fonctionnelle d'AEC Oil & Gas (société pétrolière et gazière); auparavant, à compter d'octobre 1999, directeur des travaux de forage de Crestar Energy Inc. (société pétrolière et gazière); auparavant, à compter de 1997, gestionnaire, Forage et achèvements de Rigel Oil & Gas Ltd. (société pétrolière et gazière).

Nom et lieu de résidence	Poste occupé au sein de la Fiducie et de la Société	Occupation principale
Michael J. St. Clair *Calgary (Alberta)*	Vice-président, Commercialisation et gestion des risques	Vice-président, Commercialisation et gestion des risques d'Esprit Exploration Ltd. depuis octobre 2004; auparavant, de juillet 2002 à octobre 2004, gestionnaire, Commercialisation d'Esprit Exploration Ltd.; auparavant, gestionnaire, Commercialisation de Canadian Hunter Exploration Ltd. (société pétrolière et gazière).

Tous les fiduciaires de la Fiducie sont également membres du conseil d'administration de la Société. Le conseil des fiduciaires compte un comité, soit le comité de vérification, composé de MM. Schweitzer (président du comité), Gardner, Palmer et Schwitzer. Le conseil d'administration compte un comité, soit le comité des ressources humaines et de régie d'entreprise, composé de MM. Panneton (président du comité), Gardner, Palmer et Schwitzer. M. Stewart, en qualité de président du conseil des fiduciaires et du conseil d'administration est d'office membre des deux comités. Le conseil d'administration de la Société, dans son ensemble, examine les questions portant sur les réserves de pétrole et de gaz et sur l'environnement, la santé et la sécurité.

Au 15 mars 2005, les fiduciaires ainsi que les administrateurs et les hauts dirigeants de la Société, en tant que groupe, avaient le propriété véritable, directement ou indirectement, de 138 831 parts de fiducie de catégorie B et de 177 275 actions échangeables, ou d'environ 0,7 % des parts de fiducie émises et en circulation (y compris les parts de fiducie susceptibles d'émission à l'échange des actions échangeables). La Fiducie et la Société ne disposant pas des renseignements concernant la propriété véritable des parts de fiducie, ceux-ci ont été fournis par les personnes visées.

Certains administrateurs de la Société ont un lien avec d'autres sociétés, ce qui peut donner lieu à des conflits d'intérêts. Conformément à la *Loi canadienne sur les sociétés par actions*, les administrateurs qui ont une participation dans un contrat important ou une opération importante, réalisé ou proposé, avec la Société sont tenus, sous réserve de certaines exceptions, de divulguer la nature et la portée de leur participation. Le porteur tenu de divulguer cette participation doit s'abstenir de voter relativement à toute résolution visant à approuver le contrat ou l'opération en question, sauf comme il est autrement permis par la *Loi canadienne sur les sociétés par actions*. En outre, chaque administrateur est tenu d'agir honnêtement et de bonne foi au mieux des intérêts de la Société.

FACTEURS DE RISQUE

Un placement dans la Fiducie devrait être considéré comme extrêmement spéculatif en raison de la nature de la Fiducie et du stade actuel des activités de mise en valeur de la Société. Le texte qui suit est un résumé de certains facteurs de risque liés à la Fiducie et aux activités de la Société ainsi qu'à la propriété des parts de fiducie et des actions échangeables.

Nature des parts de fiducie

Les parts de fiducie ne représentent pas un placement conventionnel dans l'industrie pétrolière et gazière et ne devraient pas être considérées par les épargnants comme des actions de la Société. Les parts de fiducie représentent une participation fractionnaire dans la Fiducie. Les seuls éléments d'actif de la

Fiducie seront les actions qu'elle détient dans la Société, les billets, la convention relative à la PRN et d'autres placements dans des titres. Le prix par part de fiducie dépendra l'encaisse distribuable prévue, des éléments d'actif sous-jacents de la Fiducie et de la capacité de la direction à assurer la croissance à long terme de la valeur de la Fiducie. Le cours des parts de fiducie fluctuera en fonction de plusieurs facteurs du marché, notamment le prix des marchandises, les taux d'intérêt et la capacité de la Fiducie à acquérir des biens pétroliers et gaziers convenables et rentables. Les variations de la conjoncture du marché peuvent avoir une incidence défavorable sur le cours des parts de fiducie. En conséquence des restrictions applicables à la résidence des porteurs de parts de fiducie de catégorie B, les cours des parts de fiducie de catégorie A et des parts de fiducie de catégorie B peuvent fluctuer et cette fluctuation peut être importante.

L'un des facteurs qui peut influer sur le cours des parts de fiducie est le niveau des taux d'intérêt en vigueur sur le rendement réalisé par les porteurs de parts de fiducie en fonction des distributions annuelles sur celles-ci. Par conséquent, les souscripteurs de parts de fiducie pourraient s'attendre à réaliser un rendement réel plus élevé en raison d'une hausse des taux d'intérêt du marché, ce qui pourrait avoir une incidence défavorable sur le cours des parts de fiducie. En outre, le cours des parts de fiducie peut subir les contrecoups des changements des conditions générales du marché, des fluctuations des marché des capitaux et des titres de créance, des taux d'intérêt et de nombreux autres facteurs indépendants de la volonté de la Fiducie.

Du fait que la Fiducie n'est pas une société, les porteurs de parts de fiducie ne disposeront pas des droits prévus par la loi qui sont normalement associés à la propriété d'actions d'une société, notamment le droit au recours à l'« oppression » ou à l'action « oblique » et les droits à la « dissidence » prévus par la loi applicables en vertu des lois sur les sociétés. En outre, les avantages prévus par certaines lois applicables aux sociétés, telle la *Loi sur les arrangements avec les créanciers des compagnies* (Canada), pourraient ne pas s'appliquer à la Fiducie.

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts* du Canada et ne sont pas assurées aux termes des dispositions de cette loi ni de toute autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est enregistrée aux termes d'aucune législation sur les sociétés de fiducie et de prêt, car elle n'exerce pas ni n'entend exercer les activités d'une société de fiducie.

Actions échangeables

La détention d'actions échangeables devrait être considérée comme spéculative du fait que des rajustements au ratio d'échange sont effectués en supposant le réinvestissement des distributions ou des dividendes, selon le cas, au cours en vigueur d'une part de fiducie au moment où ces distributions relativement aux parts de fiducie sont effectuées ou où ces dividendes sont versés sur les actions échangeables. Par conséquent, le rendement cumulatif réalisé sur un placement dans des actions échangeables peut être plus élevé ou moins élevé que le rendement réalisé sur un placement dans les parts de fiducie pour une période comparable.

Droits postérieurs à l'arrangement

Les porteurs de droits postérieurs à l'arrangement ne reçoivent aucune distribution sur ces droits postérieurs à l'arrangement et aucune distribution ne s'accumulera sur ces droits. Pour ces raisons, plus de temps un porteur de droits postérieurs à l'arrangement prend pour remettre une déclaration de résidence, plus le rendement que ce porteur peut réaliser diminue.

Afin de recevoir des distributions dans l'avenir et de voter aux assemblées futures des porteurs de parts de fiducie, les porteurs de droits postérieurs à l'arrangement doivent remettre une déclaration de résidence à l'agent des transferts de la Fiducie. Les porteurs de droits postérieurs à l'arrangement qui remettent une déclaration de résidence selon laquelle ils ne sont pas des non-résidents recevront des parts de fiducie de catégorie B en échange contre leurs droits postérieurs à l'arrangement. Les porteurs de droits postérieurs à l'arrangement qui remettent une déclaration de résidence selon laquelle ils sont des non-résidents recevront des parts de fiducie de catégorie A en échange contre leurs droits postérieurs à l'arrangement, sauf si l'émission de parts de fiducie de catégorie A ferait en sorte que le nombre total de parts de fiducie de catégorie A émises et en circulation soit supérieur au seuil de propriété, auquel cas les parts de fiducie de catégorie B seront remises aux porteurs aux fins de vente à la cote de la TSX, ainsi que le produit net sur celles-ci, déduction faite des dépenses et de toute retenue d'impôt applicable, au lieu des parts de fiducie de catégorie A auxquelles ils auraient autrement droit.

Perte du statut de fiducie de fonds commun de placement

Si la Fiducie n'est plus admissible en tant que fiducie de fonds commun de placement, les parts de fiducie cesseront d'être des placements admissibles pour des REER, FERR, RPDB et REEE (les « régimes exonérés »), ce qui entraînera des incidences fiscales défavorables pour les régimes exonérés ou leurs rentiers ou bénéficiaires. Les billets ou les billets de rachat acquis lors d'un rachat de parts de fiducie pourraient ne pas constituer des placements admissibles pour les régimes exonérés.

Vente de parts de fiducie supplémentaires

Dans l'avenir, la Fiducie pourrait émettre un nombre illimité de parts de fiducie supplémentaires afin de financer ses activités, sans l'approbation des porteurs de parts. Le conseil des fiduciaires peut, à son appréciation, fixer le prix et établir les modalités se rapportant à l'émission des parts de fiducie supplémentaires et une telle émission peut avoir un effet de dilution pour les porteurs de parts de fiducie.

Responsabilité limitée des porteurs de parts

La convention de fiducie stipule qu'aucun porteur de parts n'engagera de responsabilité relativement à la Fiducie ou à ses obligations et affaires et, dans l'éventualité où un tribunal établit que les porteurs de parts sont assujettis à de telles responsabilités, celles-ci ne seraient exécutoires qu'à l'égard des éléments d'actif de la Fiducie et ne seront satisfaites qu'à partir de ceux-ci. Conformément à la convention de fiducie, la Fiducie indemnisera et tiendra à couvert chaque porteur de parts des frais, dommages-intérêts, responsabilités, dépenses et pertes qu'il engage ou subit du fait qu'il ne bénéficie pas d'une responsabilité limitée.

La convention de fiducie prévoit que tous les documents écrits qui sont signés par la Fiducie ou pour son compte doivent comporter une disposition selon laquelle une telle obligation ne liera pas les porteurs de parts personnellement. Une responsabilité personnelle peut également se produire à l'égard des réclamations contre la Fiducie qui ne surviennent pas aux termes de contrats, y compris les réclamations en responsabilités civiles, les réclamations pour impôts et possiblement certaines autres responsabilités imposées par la loi. La possibilité qu'émane une responsabilité personnelle de cette nature est considérée peu probable.

Les activités de la Fiducie seront exercées, selon l'avis des conseillers juridiques, sur certains territoires et de certaines manières permettant d'éviter le plus possible tout risque important de responsabilité pour les porteurs de parts relativement aux réclamations intentées contre la Fiducie.

En outre, la loi intitulée *Income Trust Liability Act* (Alberta) a été adoptée en Alberta le 1er juillet 2004. La loi intitulée *Income Trust Liability Act* (Alberta) stipule que le bénéficiaire d'une fiducie qui a) a été créée par un instrument de fiducie régi par les lois de l'Alberta, et b) est un émetteur assujetti, comme ce terme est défini dans la loi intitulée *Securities Act* (Alberta), n'est aucunement responsable, à titre de bénéficiaire, de tout acte, omission, obligation ou responsabilité du fiduciaire.

Rachat de parts de fiducie

Il est prévu que le droit de rachat associé aux parts de fiducie ne constituera pas le moyen principal pour les porteurs de parts d'aliéner leurs parts de fiducie. Les billets qui peuvent être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront inscrits à la cote d'aucune bourse et aucun marché ne devrait voir le jour pour la négociation de ces billets.

Dépendance envers la Société

La Fiducie est une fiducie à vocation limitée qui est entièrement tributaire des opérations et des éléments d'actif de la Société par l'intermédiaire de sa propriété, directement et indirectement, des actions ordinaires et des billets et de la détention de la PRN. Par conséquent, la Fiducie est tributaire de la capacité de la Société d'honorer ses obligations de remboursement de l'intérêt et du capital aux termes des billets, d'honorer ses obligations de remboursement de l'intérêt et du capital aux termes des facilités de crédit ou d'emprunt contractées auprès de banques et d'autres institutions financières et d'effectuer les paiements aux termes de la PRN.

Remboursement de capital

Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des éléments d'actif sous-jacents de la Fiducie ne pourront plus être exploitées de façon économique. Par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens habituel de ce terme, du fait qu'elles représentent tant le remboursement de capital que le rendement du capital investi.

Estimation des réserves

La production prévue et les estimations des réserves pouvant être récupérées incluses dans le rapport GLJ ne sont que des estimations et la production réelle et les réserves pouvant réellement être récupérées à partir des propriétés peuvent être supérieures ou inférieures aux estimations indépendantes préparées par GLJ.

Épuisement des réserves

La Fiducie a certaines caractéristiques uniques qui la différencient des autres participants de l'industrie pétrolière et gazière. La production pétrolière et gazière future et, par conséquent, les distributions de l'encaisse distribuable seront grandement tributaires du succès de l'exploitation de la base des réserves actuelles et de l'acquisition ou de la découverte de réserves supplémentaires. En l'absence de hausse du prix des marchandises ou d'acquisitions rentables et d'activités de mise en valeur, les distributions de l'encaisse distribuable baisseront au fil du temps d'une manière conforme à la baisse de la production des réserves classiques de pétrole, de gaz naturel et de liquides de gaz naturel.

Les activités de découverte, de mise en valeur ou d'acquisition des réserves sont hautement capitalistiques. Si les flux de trésorerie provenant de l'exploitation sont insuffisants et que les sources externes de capital, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou nulles, il est possible que cette situation nuise à la capacité de la Société à effectuer les investissements de

capitaux nécessaires en vue de maintenir et d'accroître ses réserves de pétrole et de gaz naturel. En outre, la Société ne réinvestit pas les flux de trésorerie comme le faisait Esprit Exploration Ltd. avant l'arrangement, ce qui pourrait faire qu'elle aura plus de difficulté à maintenir ou à accroître ses réserves de pétrole et de gaz. Également, dans la mesure où la Société doit faire appel aux flux de trésorerie pour financer les dépenses en immobilisations ou les acquisitions de propriétés, le niveau de l'encaisse distribuable baissera, tous les autres facteurs restant les mêmes.

La production de pétrole et de gaz naturel future de la Société et, par conséquent, ses liquidités seront grandement tributaire du succès de la Société à exploiter sa base de réserves et à acquérir des réserves supplémentaires. Rien ne garantit que la Société sera en mesure de découvrir et de mettre en valeur ou encore d'acquérir des réserves supplémentaires afin de remplacer la production à des coûts acceptables.

Volatilité des prix du pétrole et du gaz naturel

Les résultats d'exploitation et la situation financière de la Fiducie dépendront des prix obtenus par la Société relativement à la production de pétrole et de gaz naturel. Au cours des dernières années, le prix du pétrole et du gaz naturel a subi d'importantes fluctuations. Le prix du pétrole et du gaz naturel est établi en fonction des facteurs de l'offre et de la demande, notamment les conditions météorologiques et économiques générales ainsi que les conditions existantes dans d'autres régions pétrolifères et gazéifères. Toute baisse du prix du pétrole et du gaz naturel pourrait avoir une incidence défavorable sur l'exploitation, les réserves prouvées et la situation financière de la Société, notamment sur sa capacité à s'acquitter de ses obligations aux termes des billets, ainsi que sur les sommes, s'il y a lieu, versées à la Fiducie aux termes de la convention relative à la PRN, faisant ainsi baisser le montant de l'encaisse distribuable devant être distribué aux porteurs de parts de fiducie.

Modifications apportées à la législation

Rien ne garantit que les lois fiscales et les programmes incitatifs gouvernementaux se rapportant à l'industrie pétrolière et gazière, comme le statut de fiducies de fonds commun de placement, ne changeront pas de manière à porter atteinte aux porteurs de parts.

Questions liées à l'exploitation

L'exploitation de puits de pétrole et de gaz comporte de nombreux risques que même une combinaison d'expérience, de connaissances et une évaluation attentive ne peuvent maîtriser. Ces risques sont notamment un certain nombre de risques opérationnels et naturels qui peuvent occasionner des éruptions, des dommages causés à l'environnement et d'autres conditions imprévues ou dangereuses entraînant des dommages-intérêts pour la Société et pouvant engager la responsabilité éventuelle de tiers. Même si la Société souscrit une assurance de responsabilité civile, lorsqu'une telle assurance est disponible, selon des sommes conformes aux normes de l'industrie habituelles, elle pourrait ne pas être suffisamment assurée contre tous ces risques. Il est également possible de souscrire une assurance contre les pertes d'exploitation à l'égard de certaines installations déterminées, dans la mesure où une telle assurance est disponible. La Société peut être tenue responsable des dommages résultant d'événements contre lesquels elle ne peut s'assurer ou contre lesquels elle peut décider de ne pas s'assurer en raison du coût élevé des primes ou pour d'autres raisons. Les frais engagés pour la réparation des dommages ou le paiement de telles obligations pourraient nuire à la capacité de la Société de s'acquitter de ses obligations aux termes des billets ou par ailleurs réduire la somme reçue par la Fiducie aux termes de la convention relative à la PRN.

La production continue tirée d'une propriété et, dans une certaine mesure, la commercialisation de la production provenant de celle-ci, dépendent de nombreux facteurs, notamment de la compétence de

l'exploitant de la propriété. Si l'exploitant ne remplit pas ces fonctions adéquatement, les bénéfices pourraient être réduits. Les paiements tirés de la production sont généralement transmis par l'entremise de l'exploitation et, si celui-ci devient insolvable, il existe un risque de retard et de frais supplémentaires pour recevoir de tels bénéfices. Même si les vérifications satisfaisantes de titres sont habituellement effectuées conformément aux normes de l'industrie, ces vérifications ne garantissent pas ni n'attestent qu'un vice dans la chaîne de titres ne surviendra pas pour entraîner le rejet du claim de la Société ou de ses filiales à l'égard de certaines propriétés. De telles circonstances pourraient nuire à la capacité de la Société de respecter ses obligations aux termes des billets ou par ailleurs réduire la somme reçue par la Fiducie aux termes de la convention relative à la PRN.

Risques liés à l'acquisition

La Société entend continuer à acquérir des propriétés pétrolières et gazières. Même si la Société effectue une vérification des propriétés acquises qu'elle juge conforme aux pratiques de l'industrie, il est généralement impossible de vérifier en profondeur chacune des propriétés visées par chaque acquisition. Habituellement, la Société concentrera ses efforts de vérification sur les propriétés de plus grande valeur et procédera à un échantillonnage des autres propriétés. Toutefois, même une vérification détaillée des registres et des propriétés peut ne pas nécessairement révéler tous les problèmes existants ou possibles, ni ne permettra à un acheteur d'être suffisamment renseigné sur les propriétés pour lui permettre d'évaluer pleinement leurs lacunes et leur potentiel. Les inspections ne sont pas toujours effectuées sur tous les puits et les problèmes environnementaux, comme la contamination de l'eau souterraine, ne sont pas nécessairement observables même lorsqu'une inspection est exécutée. Même lorsque des problèmes sont identifiés, nous considérons souvent que certains autres risques environnementaux et autres risques de nature différente et responsabilités sont liés aux propriétés acquises. De nombreuses incertitudes sont inhérentes à l'estimation des quantités de réserves de pétrole et de gaz prouvées et probables, et les taux de production futurs réels, les coûts associés aux propriétés acquises et les résultats réels peuvent varier sensiblement de ceux présumés dans les estimations.

Concurrence

Il existe une vive concurrence dans tous les volets de l'industrie pétrolière et gazière. La Fiducie et la Société livrent une vive concurrence à un grand nombre d'autres sociétés, dont plusieurs peuvent disposer de ressources techniques et financières plus importantes que la Fiducie et la Société, pour obtenir des capitaux, du personnel compétent, des terrains non mis en valeur, des acquisitions de réserves, pour avoir accès à des appareils de forage, à des appareils d'entretien et à d'autre équipement, pour avoir accès à des installations de traitement et à la capacité de transport par pipeline et de raffinage, ainsi que pour tous les autres aspects de ses activités.

Risques liés à l'environnement

L'industrie pétrolière et gazière est assujettie à une réglementation environnementale aux termes de diverses conventions internationales de même qu'aux lois, à la réglementation et aux lignes directrices fédérales, provinciales et municipales canadiennes. Une violation de cette législation peut donner lieu à des amendes ou à des ordonnances concernant le nettoyage des lieux à l'égard de la Société ou de ses éléments d'actif. Cette législation peut être modifiée afin d'imposer des normes plus élevées ainsi que des obligations possiblement plus coûteuses à la Société. Rien ne garantit que les dépenses liées à l'environnement futures n'auront aucune incidence défavorable importante sur la capacité de la Société de s'acquitter de ses obligations aux termes des billets ou par ailleurs qu'elles ne réduiront pas la somme reçue par la Fiducie aux termes de la convention relative à la PRN.

Protocole de Kyoto

En décembre 2002, le gouvernement fédéral canadien a ratifié le protocole de Kyoto, qu exige que le Canada réduise ses émissions de gaz à effet de serre à 6 % sous les niveaux de 1990 au cours de la période allant de 2008 à 2012. Même si le gouvernement canadien n'a pas encore fourni de détails significatifs sur la manière dont il entend s'y prendre pour atteindre ces objectifs en matière de réduction, le secteur de l'énergie a été désigné comme l'un de ceux qui seront touchés. Les réductions des gaz à effet de serre par les producteurs pourraient être requises, ce qui se traduirait, entre autres, par une hausse des dépenses d'exploitation et en immobilisations de la Société.

Réglementation gouvernementale

Les activités pétrolières et gazières sont assujetties à la réglementation et aux interventions des gouvernements relativement aux questions touchant à l'octroi de participations concernant l'exploration et la production, à l'imposition d'obligations particulières en matière de forage, aux mesures de protection de l'environnement, à la réalisation de la mise en valeur et de l'abandon des champs pétrolifères (dont des restrictions relatives à la production) et, possiblement, à l'expropriation ou l'annulation de droits contractuels. Également, les gouvernements peuvent réglementer les prix, les impôts, les redevances et l'exportation du pétrole et du gaz naturel ou intervenir à l'égard de ceux-ci. Cette réglementation peut être modifiée de temps à autre en fonction de la conjoncture économique et politique. La mise en application de nouvelles réglementations ou la modification de la réglementation existante se rapportant à l'industrie pétrolière et gazière pourrait réduire la demande pour du pétrole et du gaz naturel, accroître les coûts pour la Société et la Fiducie et avoir une incidence défavorable importante sur celles-ci.

Titres de créance

À l'occasion, la Société peut financer une partie importante de ses opérations grâce aux emprunts. Les sommes versées relativement à l'intérêt et au capital sur les dettes contractées par la Société peuvent nuire à sa capacité de s'acquitter de ses obligations aux termes des billets ou par ailleurs réduire la somme reçue par la Fiducie aux termes de la convention relative à la PRN. Les fluctuations des taux d'intérêt et des remboursements du capital pourraient entraîner des modifications importantes de la somme devant être affectée au service de la dette avant le paiement par la Société de ses obligations aux termes des billets ou de la convention relative à la PRN. Cette situation pourrait se traduire par des niveaux moins élevés de l'encaisse distribuable actuelle ou future pour la Fiducie.

Les prêteurs recevront une sûreté grevant tous les éléments d'actif de la Société. Si la Société était incapable d'honorer son service de la dette ou qu'elle commettait par ailleurs un défaut, comme une faillite, un prêteur pourrait saisir ou vendre ses éléments d'actif.

Retard dans les distributions en espèces

En plus des retards habituels quant aux paiements devant être effectués par les acheteurs de pétrole et de gaz naturel aux exploitants des propriétés, et par les paiements devant être effectués par l'exploitation à la Société, les paiements devant être effectués entre l'une quelconque de ces parties peuvent également être retardés par les restrictions imposées par les prêteurs, les retards dans la vente ou la livraison de produits, les retards dans la liaison des puits à un réseau collecteur, les éruptions ou autres accidents, la récupération par l'exploitant des dépenses engagées dans le cadre de l'exploitation des propriétés ou la mise en place par l'exploitation de réserves pour financer ces dépenses.

Imposition de la Société

Pour chaque année d'imposition, la Société est assujettie à l'impôt sur son revenu pour l'année, déduction faite de l'intérêt payé à la Fiducie conformément à la convention relative aux billets et déduction faite des paiements, s'il y a lieu, effectués à la Fiducie aux termes de la convention relative à la PRN. Au cours de la période où les actions échangeables émises par la Société sont en circulation, une partie des flux de trésorerie provenant de l'exploitation sera assujettie à l'impôt si les déductions relatives aux ressources mises en commun, les déductions pour amortissement ou l'utilisation des pertes autres qu'en capital des années précédentes sont insuffisantes pour réduire le revenu imposable à zéro. La Société entend déduire, dans le cadre du calcul de son revenu aux fins de l'impôt, l'intégralité de la somme disponible pour déduction chaque année qui est associée aux ressources mises en commun imposées, à la fraction non amortie du coût en capital (la « FNACC ») et les pertes autres qu'en capital reportées prospectivement d'Esprit Exploration Ltd., s'il y a lieu, en plus des ressources mises en commun et de la FNACC créés par les dépenses en immobilisations de la Société. En cas d'insuffisance de ressources mises en commun, la FNACC et les pertes autres qu'en capital seront reportées prospectivement afin de mettre à l'abri le revenu de la Société et des impôts en espèces seraient alors payables par la Société. En outre, rien ne garantit que les autorités fiscales ne chercheront pas à remettre en question le caractère déductible, aux fins de l'impôt, de la totalité ou d'une partie de l'intérêt payable sur les billets. Si cette remise en question était conclue en défaveur de la Société, la somme de l'encaisse distribuable disponible pourrait en subir les contrecoups.

De surcroît, l'intérêt sur les billets s'accumule pour la Fiducie, aux fins de l'impôt, qu'il soit ou non payé. La convention de fiducie prévoit qu'une somme correspondant au revenu imposable de la Fiducie sera distribuée chaque année aux porteurs de parts en vue de réduire le revenu imposable de la Fiducie à zéro. Lorsque les paiements de l'intérêt sur les billets sont exigibles, mais qu'ils ne sont pas payés en totalité ou en partie, la convention de fiducie stipule que toute somme supplémentaire devant nécessairement être distribuée aux porteurs de parts peut être distribuée sous forme de parts plutôt qu'en espèces. Les porteurs de parts seront tenus d'inclure cette somme supplémentaire dans leur revenu même s'ils ne reçoivent pas de distribution en espèces.

Valeur liquidative

La valeur liquidative des éléments d'actif de la Fiducie variera, de temps à autre, en fonction de nombreux facteurs indépendants de la volonté de la direction, notamment le prix du pétrole et du gaz. Les cours des parts de fiducie seront également fixés, à l'occasion, par de nombreux facteurs qui sont indépendants de la volonté de la direction et ces cours peuvent être supérieurs ou inférieurs à la valeur liquidative des éléments d'actif de la Fiducie.

Passifs résiduels

Conformément à l'arrangement, la Société est la société issue de la fusion d'Esprit Exploration Ltd. et d'Esprit Acquisition Corp. Par conséquent, la Société a conservé tous les éléments de passif d'Esprit Exploration Ltd., notamment ceux se rapportant à l'impôt des sociétés et à l'impôt sur le revenu, qui n'ont pas été spécifiquement transférés à ProsPex Resources Ltd.

Note de stabilité

La Fiducie n'a pas obtenu de note de stabilité et n'a actuellement pas l'intention de présenter une demande pour en obtenir une.

CONDITIONS AU SEIN DE L'INDUSTRIE

L'industrie pétrolière et gazière est assujettie à de nombreux contrôles et règlements régissant ses opérations (notamment la méthode de tenure, l'exploration, la mise en valeur, la production, le raffinage, le transport et la commercialisation) qui sont imposés par la législation adoptée par divers paliers de gouvernement et relativement au prix et à l'imposition du pétrole et du gaz naturel au moyen d'ententes conclues entre les gouvernements du Canada, de l'Alberta, de la Colombie-Britannique et de la Saskatchewan, qui doivent tous être examinés attentivement par les investisseurs dans l'industrie pétrolière et gazière. Ces contrôles et règlements ne devraient pas avoir une incidence considérablement différente sur les activités de la Société que celle qu'ils auraient sur d'autres sociétés pétrolières et gazières de taille similaire. Toute la législation actuelle est du domaine public, et la Fiducie et la Société ne sont pas en mesure de prédire quelles autres lois ou modifications pourront être adoptées. Le texte qui suit présente un résumé de certaines des caractéristiques principales de la législation, des règlements et des conventions régissant l'industrie pétrolière et gazière.

Prix et commercialisation – pétrole, gaz naturel et produits connexes

Dans les provinces d'Alberta, de la Colombie-Britannique et de la Saskatchewan, le pétrole, le gaz naturel et les produits connexes sont habituellement vendus au prix de base en fonction de l'indice boursier. Ces indices sont générés à divers points de vente en fonction de la marchandise et reflètent la valeur actuelle de la marchandise, rajustée pour tenir compte des différentiels géographique et de qualité. Même si ces indices semblent suivre les prix de référence de l'industrie (c.-à-d. le prix du pétrole brut de West Texas Intermediate, à Cushing, en Oklahoma, ou le prix du gaz naturel à Henry Hub, en Louisiane, ou du AECO Hub, en Alberta), certaines différences peuvent survenir en raison des déséquilibres précis de l'offre et la demande. Ces différences peuvent changer mensuellement ou quotidiennement en fonction de l'offre et de la demande à chacun des emplacements ainsi qu'en raison d'autres changements non apparentés, tels la valeur du dollar canadien et le coût lié au transport des marchandises par rapport au point d'établissement des prix de l'indice particulier.

Accord de libre-échange nord-américain

L'Accord de libre-échange nord-américain (l'« ALENA ») entre les gouvernements du Canada, des États-Unis d'Amérique et du Mexique est entré en vigueur le 1er janvier 1994. L'ALENA reprend la plupart des dispositions importantes en matière d'énergie qui sont contenues dans l'Accord de libre-échange entre le Canada et les États-Unis. Le Canada demeure libre de déterminer s'il convient d'autoriser des exportations de ressources énergétiques vers les États-Unis et le Mexique, à condition que les restrictions sur les exportations : (i) ne réduisent pas la proportion de ressources énergétiques exportées par rapport à l'usage intérieur (d'après la proportion dominante des 36 derniers mois); (ii) n'imposent pas un prix d'exportation supérieur au prix intérieur; ou iii) ne perturbent pas les canaux d'approvisionnement habituels. Aucun des trois pays n'est autorisé à imposer des prix planchers à l'exportation ou à l'importation.

L'ALENA prévoit la diminution des pratiques commerciales restrictives au Mexique dans le secteur de l'énergie et interdit les restrictions transfrontalières discriminatoires et les taxes à l'exportation. L'ALENA propose également des mesures disciplinaires plus explicites de la part des autorités de réglementation afin d'assurer la mise en oeuvre équitable de toute modification réglementaire et de minimiser la rupture d'ententes contractuelles, ce qui est important pour les exportateurs canadiens de gaz naturel.

Redevances et programmes d'encouragement provinciaux

En plus de la réglementation fédérale, chaque province a des lois et des règlements régissant les régimes fonciers, les redevances, les taux de production, la protection environnementale et d'autres questions. Le régime de redevances est un facteur significatif dans la rentabilité de la production de pétrole brut, de liquides de gaz naturel, de soufre et de gaz naturel. Les redevances payables au titre de la production provenant de terrains autres que des terrains de la Couronne sont déterminées à la suite de négociations entre le propriétaire de biens miniers et le concessionnaire, malgré le fait que la production tirée de ces terrains soit assujettie à certaines taxes et redevances provinciales. Les redevances de la Couronne sont déterminées conformément à la réglementation gouvernementale et sont généralement calculées en tant que pourcentage de la valeur de la production brute. Le taux de redevance payable en règle générale dépend en partie des prix de référence prescrits, de la productivité des puits, de l'emplacement géographique, de la date de découverte des champs et du type de produits pétroliers produits ou de la qualité de ceux-ci.

De temps à autre, les gouvernements des provinces de l'Ouest canadien mettent sur pied des programmes incitatifs pour l'exploration et la mise en valeur. De tels programmes prévoient souvent des réductions du taux de redevance, des exemptions temporaires du versement de redevances et des crédits d'impôt, et sont généralement lancés lorsque le prix des marchandises est bas. Les programmes sont conçus afin d'encourager les activités d'exploration et de mise en valeur en augmentant les bénéfices et les flux de trésorerie au sein de l'industrie.

Dans la province d'Alberta, un producteur de pétrole ou de gaz naturel a droit à un crédit à l'égard des redevances payables à la Couronne dans le cadre du programme de crédit d'impôt de l'Alberta au titre des redevances (le « CIAR »). Le taux du CIAR est basé sur une formule qui est fonction des prix; le taux du CIAR se situe donc entre 75 %, si les prix sont inférieurs ou égaux à 100 $ le m^3, et 25 %, si les prix sont supérieurs ou égaux à 210 $ le m^3. Le taux du CIRA s'applique à un montant maximal de 2 000 000 $ de redevances payables au gouvernement de l'Alberta pour chaque producteur ou groupe associé de producteurs. Les redevances à la Couronne pour la production tirée de biens exploités acquis auprès d'une société réclamant l'attribution maximale en vertu du CIRA ne sont généralement pas admissibles au CIRA. Le taux sera établi chaque trimestre d'après le « prix au pair » moyen, comme en décide le Department of Energy de l'Alberta pour le trimestre précédent.

Les programmes de redevances au titre du pétrole brut et du gaz naturel pour des puits précis et les réductions de redevances réduisent le montant des redevances à la Couronne versées par la Société aux gouvernements provinciaux. En règle générale, le CIAR prévoit une réduction des redevances payables à l'Alberta à l'égard de biens exploités admissibles.

Régime foncier

Le pétrole brut et le gaz naturel qui se trouvent dans l'ouest du Canada sont principalement la propriété des gouvernements provinciaux respectifs. Les gouvernements provinciaux accordent des droits d'explorer pour trouver du pétrole et du gaz naturel et de produire du pétrole et du gaz naturel aux termes de concessions, de licences et de permis ayant des durées variables d'au minimum deux ans et selon les conditions énoncées dans la législation provinciale, notamment les exigences d'exécuter des travaux précis ou d'effectuer des paiements. Le pétrole et le gaz naturel qui se trouvent dans ces provinces peuvent également être détenus en propriété privée et les droits d'explorer pour trouver du pétrole et du gaz naturel dans des fonds francs et de produire du pétrole et du gaz naturel sont accordés par des concessions, selon les modalités qui peuvent être négociées.

Réglementation environnementale

L'industrie pétrolière et gazière est assujettie à la réglementation environnementale en vertu de plusieurs conventions internationales et lois, réglementation et lignes directrices fédérales, provinciales et municipales canadiennes. Cette réglementation prévoit des restrictions et des interdictions relativement au rejet ou à l'émission de diverses substances produites dans le cadre de certaines activités de l'industrie pétrolière et gazière. En outre, cette réglementation stipule que les emplacements de puits et d'installations doivent être abandonnés et restaurés à la satisfaction des autorités provinciales. Le respect d'une telle réglementation peut nécessiter des dépenses considérables et une infraction de ces exigences peut entraîner la suspension ou la révocation des licences et autorisations nécessaires, l'imposition d'une responsabilité civile pour des dommages dus à la pollution et l'imposition d'amendes ou de pénalités considérables.

La législation environnementale de la province d'Alberta a été regroupée pour créer la loi de l'Alberta intitulée *Environmental Protection and Enhancement Act* (l'« AEPEA »), qui est entrée en vigueur le 1er septembre 1993. L'AEPEA impose des normes en matière d'environnement plus strictes, exige un respect plus rigoureux, impose des obligations de divulgation et de surveillance et accroît considérablement les pénalités. La Société s'engage à assumer ses responsabilités en matière de protection de l'environnement partout où elle exerce des activités et elle prévoit engager des dépenses accrues tant en immobilisations qu'en charges en raison des lois de plus en plus strictes en matière de protection de l'environnement et prendra les mesures requises pour assurer sa conformité à l'AEPEA et à toute législation semblable des autres territoires où elle exerce ses activités. La Société est d'avis qu'elle respecte sensiblement les lois et les règlements en matière d'environnement applicables. La Société croit également qu'il est raisonnable de penser que les lois et les règlements en matière d'environnement deviendront de plus en plus strictes.

En décembre 2002, le gouvernement fédéral canadien a ratifié le protocole de Kyoto, qui exige que le Canada réduise ses émissions de gaz à effet de serre à 6 % sous les niveaux de 1990 au cours de la période allant de 2008 à 2012. Même si le gouvernement canadien n'a pas encore fourni de détails significatifs sur la manière dont il entend s'y prendre pour atteindre ces objectifs en matière de réduction, le secteur de l'énergie a été désigné comme l'un de ceux qui seront touchés. Les réductions des gaz à effet de serre par les producteurs pourraient être requises, ce qui se traduirait, entre autres, par une hausse des dépenses d'exploitation et en immobilisations de la Société.

Tendances

Au cours des 12 derniers mois, le prix du gaz naturel a été extrêmement volatile. L'équilibre entre l'offre et la demande pour du gaz naturel étant extrêmement faible, le marché est le théâtre d'une très grande volatilité des prix en raison d'un certain nombre de facteurs, notamment les conditions météorologiques, les activités de forage, les baisses de la production naturelle, les niveaux de stockage, le remplacement de combustible et la demande.

Le prix du pétrole est clairement dépendant de l'économie mondiale et de l'équilibre entre l'offre et la demande à l'échelle internationale. Les troubles géopolitiques actuels ont fait augmenter les prix bien au-dessus de ceux soutenus grâce à l'équilibre actuel entre l'offre et la demande. Bien que les prix futurs pourraient refléter l'offre et la demande avec plus d'exactitude, il semblerait que la situation actuelle difficile de l'offre ne répondant pas à la demande est extrêmement sensible aux risques politiques et terroristes, tel que démontré par la prime en fonction du risque de la structure de prix actuelle. L'importance de cette prime en fonction du risque peut changer au fil du temps.

Dans l'avenir, les financements par actions peuvent se faire plus difficiles et devenir plus sélectifs, forçant ainsi les sociétés à puiser à même leurs flux de trésorerie existants et à répondre aux occasions générées à l'interne. Cette situation pourrait se traduire par un regroupement plus prononcé de l'industrie du fait que les sociétés doivent s'efforcer de réaliser une économie de coûts et de procéder à des contrôles opérationnels afin que leur rendement réponde aux attentes du marché.

Il semble que l'une des dernières tendances est la création d'un grand nombre d'entreprises en démarrage ayant des équipes de direction chevronnées, celles-ci étant disponibles en raison du regroupement de l'industrie des deux dernières années. Cette situation pourrait se traduire par une concurrence plus vive à l'égard d'un grand nombre d'acquisitions de sociétés et de propriétés de moindre importance qui seront disponibles.

LITIGES

Bien que la Société fasse l'objet de diverses réclamations et qu'elle a également elle-même engagé un certain nombre de poursuites contre des tiers, elle n'a connaissance d'aucune procédure judiciaire importante à son égard ou à l'égard de la Fiducie et, à sa connaissance, aucune telle procédure n'est envisagée.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

À l'exception de ce qui est énoncé aux présentes, aucun fiduciaire de la Fiducie ou administrateur, haut dirigeant ou membre de la haute direction de la Société, ou porteur de parts direct ou indirect de la Fiducie qui a la propriété véritable de plus de 10 % des parts de fiducie en circulation ou qui exerce un contrôle sur un tel pourcentage de parts de fiducie, ou personne qui a un lien avec eux ou membre du même groupe qu'eux qui est connue, n'a d'intérêt important, direct ou indirect, dans une opération réalisée au cours des trois derniers exercices terminés ou au cours de l'exercice actuel qui a touché ou qui touchera de façon importante la Fiducie ou la Société.

AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

L'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie est la Société de fiducie Computershare du Canada, à ses bureaux principaux de Calgary, en Alberta, et de Toronto, en Ontario.

CONTRATS IMPORTANTS

Les seuls contrats importants, qui sont actuellement en vigueur, conclus par la Fiducie ou la Société au cours des deux dernières années, sauf dans le cours normal des activités, sont les suivants :

1. la convention de fiducie;

2. la convention d'administration dont il est question à la rubrique intitulée « Renseignements concernant Esprit Energy Trust »;

3. le régime incitatif à base de parts liées au rendement de la Fiducie;

4. une convention d'arrangement datée du 14 mars 2005 intervenue entre la Fiducie, Esprit Exploration Ltd. et Resolute Energy Inc.

EXPERTS INTÉRESSÉS

En date des présentes, KPMG s.r.l./S.E.N.C.R.L. et ses associés n'avaient aucune participation nominative ou véritable, directement ou indirectement, dans les titres de la Fiducie ou des personnes ayant un lien avec elle ou des membres du même groupe qu'elle.

En date des présentes, les mandataires de Gilbert Laustsen Jung Associates Ltd., évaluateurs indépendants des réserves nommés par le conseil d'administration, en tant que groupe, n'avaient la propriété véritable d'aucune part de fiducie en circulation.

QUESTIONS CONCERNANT LE COMITÉ DE VÉRIFICATION

Mandat du comité de vérification

Énoncé de politique

Esprit Energy Trust (la « Fiducie ») a pour politique de créer et de maintenir un comité de vérification, composé entièrement de fiduciaires indépendants, afin d'aider le conseil des fiduciaires (le « conseil ») à s'acquitter de ses responsabilités de surveillance des contrôles internes, de l'information financière et des procédures de gestion du risque de la Fiducie, de ses filiales et des membres du même groupe qu'elle (collectivement « Esprit »). Des ressources seront offertes au comité de vérification tenant compte des responsabilités et des fonctions qui lui ont été assignées par le conseil, notamment un soutien administratif. Si le comité de vérification le juge nécessaire, celui-ci aura le pouvoir d'instituer des enquêtes sur des irrégularités, ou sur des irrégularités présumées, dans le cadre de l'acquittement de ses responsabilités, notamment il pourra avoir recours aux services de conseillers ou d'experts spéciaux.

Composition du comité

1. Le comité de vérification est composé d'au moins trois fiduciaires. Le conseil nomme les membres du comité de vérification et peut demander les conseils et l'aide du comité des ressources humaines et de régie d'entreprise de sa filiale Esprit Exploration Ltd. (la « Société ») afin d'identifier les candidats qualifiés. Le conseil nomme un membre du comité de vérification en qualité de président du comité de vérification.

2. Chaque fiduciaire nommé au comité de vérification par le conseil est un fiduciaire externe qui n'est pas relié. Un fiduciaire externe non relié est un fiduciaire indépendant de la direction et n'ayant aucun intérêt ni aucune relation, y compris des relations d'affaires, mais à l'exclusion d'intérêts ou de relations découlant simplement de son actionnariat, qui soient susceptibles de nuire d'une façon importante à sa capacité d'agir au mieux des intérêts de la Société, ou qui soient raisonnablement susceptibles d'être perçus comme ayant cet effet. Afin de déterminer si un administrateur est indépendant de la direction, le conseil se rapporte à la loi, aux règles, aux politiques et aux normes qui sont alors en vigueur promulguées par les autorités de réglementation applicables.

3. Chaque membre du comité de vérification a des « compétences financières ». Un administrateur possède des compétences financières s'il a, au minimum, la capacité de lire et de comprendre des états financiers de base et, au moins un membre, a une « expérience comptable ou financière connexe », c'est-à-dire la capacité d'analyser et d'interpréter une série complète d'états financiers, y compris les notes y afférentes, conformément aux principes comptables généralement reconnus du Canada.

4. Un fiduciaire nommé par le conseil au comité de vérification est membre du comité de vérification jusqu'à ce qu'un remplaçant soit nommé par le conseil ou jusqu'à sa démission.

5. Le président du conseil d'administration est un membre d'office du comité.

Réunions du comité

1. Le comité de vérification tient des réunions au moins quatre fois par année. Les réunions sont tenues à la date, à l'heure et au lieu que le président du comité de vérification fixe et le conseil, un membre du comité de vérification, les vérificateurs ou un haut dirigeant de la Société peuvent demander la tenue d'une réunion. Le comité de vérification se réunit afin de passer en revue les états financiers trimestriels et le rapport de gestion.

2. Un avis de convocation aux réunions du comité de vérification est remis à chaque membre du comité de vérification et aux vérificateurs, qui ont le droit d'assister à chaque réunion du comité de vérification et qui doivent y assister lorsqu'il leur en fait la demande.

3. Un avis de convocation aux réunions du comité de vérification comporte les caractéristiques suivantes :

   a) il se fait par écrit;

   b) il indique en détail la nature de la question à traiter lors de la réunion;

   c) dans la mesure du possible, des exemplaires de la documentation devant être examinée lors de la réunion doivent y être joint;

   d) il est remis au moins deux jours ouvrables avant le moment fixé pour la tenue de la réunion ou dans un délai plus court comme les membres du comité de vérification le permettent.

4. Un quorum pour la marche des affaires à une réunion du comité de vérification est constitué de la majorité des membres du comité de vérification. Toutefois, il revient au comité de vérification de demander l'examen et, au besoin, l'approbation de certaines questions importantes par l'ensemble des membres du comité de vérification.

5. Un membre ou des membres du comité de vérification peuvent participer à une réunion du comité de vérification par voie de conférence téléphonique, de communication électronique ou d'un autre mode de communication, qui permet une bonne communication. Un membre participant à une réunion par voie d'un de ces modes de communication est réputé présent en personne à la réunion.

6. En l'absence du président du comité de vérification, les membres du comité de vérification choisissent un président pour la réunion parmi les membres présents. En outre, les membres du comité de vérification choisissent le secrétaire pour la réunion parmi les personnes présentes.

7. Le président du conseil, la haute direction de la Société et d'autres parties peuvent assister aux réunions du comité de vérification; toutefois, le comité de vérification (i) se réunit avec les vérificateurs externes indépendamment de la direction, au besoin, à la seule appréciation du comité, mais dans tous les cas, au moins tous les trimestres; et (ii) peut se réunir avec la direction séparément.

8. Le procès-verbal de chaque réunion du comité de vérification est conservé et est signé par le président du comité et le secrétaire dans le cadre de la réunion.

Fonction et responsabilités du comité

1. Les principales fonctions et responsabilités du comité de vérification consistent à :

    a) cerner les principaux risques qui pourraient avoir une incidence sur la présentation de l'information financière par Esprit et assurer la gestion de ces risques;

    b) assurer le suivi et, au besoin, faire l'examen de l'intégrité du processus de présentation de l'information financière et des systèmes de contrôles internes relativement à la conformité en matière d'information financière et de comptabilité d'Esprit;

    c) superviser l'indépendance et le rendement des vérificateurs externes d'Esprit;

    d) traiter directement avec les vérificateurs externes afin d'approuver les plans de vérification externe, les autres services (le cas échéant) et les honoraires;

    e) superviser directement le processus de vérification externe et les résultats de vérification (en plus des points décrits à l'article 4 ci-après);

    f) fournir une voie de communication entre les vérificateurs externes, la direction de la Société et le conseil;

    g) s'assurer de l'établissement d'une procédure efficace en matière de dénonciation permettant aux parties intéressées d'exprimer leurs préoccupations concernant des questions comptables ou financières à une personne suffisamment indépendante;

    h) s'assurer qu'un code de conduite approprié est en place et que les employés, les administrateurs et les fiduciaires d'Esprit en ont pris connaissance.

2. Le comité de vérification a le pouvoir :

    a) d'examiner tous les livres et registres d'Esprit;

    b) de discuter avec la direction de la Société, de ses filiales et des membres du même groupe qu'eux, le personnel supérieur de la Société, une partie concernée ainsi que les vérificateurs externes, des comptes, des livres et des autres questions qu'un membre du comité de vérification juge nécessaires et souhaitables;

    c) d'avoir recours aux services de conseillers, de conseillers indépendants et d'autres conseillers, s'il le juge nécessaire pour exercer ses fonctions;

    d) d'établir et fixer la rémunération des conseillers employés par le comité de vérification.

3. Le comité de vérification rend compte au conseil, dès que possible après chaque rencontre, des résultats de ses activités et des révisions entreprises et il formule des recommandations au conseil, s'il le juge approprié.

4. Le comité de vérification :

a) passe en revue le plan de vérification annuel en collaboration avec les vérificateurs externes de la Fiducie et la direction de la Société;

b) analyse avec la direction de la Société et les vérificateurs externes, les changements proposés aux principales normes et conventions comptables, les risques et incertitudes importants et à leur incidence, les estimations et jugements clés de la direction pouvant s'avérer importants dans le cadre de la présentation de l'information financière;

c) passe en revue avec la direction de la Société et les vérificateurs externes, les questions importantes relatives à l'information financière qui ont été soulevées lors du dernier exercice et la résolution ou la résolution proposée de ces questions;

d) passe en revue tous les problèmes rencontrés ou les inquiétudes exprimées par les vérificateurs externes dans le cadre de l'exécution de la vérification, notamment les restrictions imposées par la direction de la Société ou les questions comptables importantes à l'égard desquelles il y avait divergence d'opinion avec la direction de la Société;

e) passe en revue avec la haute direction de la Société, la procédure employée pour cerner et contrôler les principaux risques touchant la présentation de l'information financière et en rendre compte;

f) passe en revue les états financiers annuels vérifiés et les documents connexes conjointement avec le rapport des vérificateurs externes et obtenir une explication auprès de la direction de la Société pour toutes les fluctuations importantes entre les périodes de référence comparatives;

g) examine et passe en revue avec la direction de la Société, les lettres ainsi que les notes relatives au contrôle interne qui énoncent les recommandations des vérificateurs externes et la réaction de la direction de la Société, le cas échéant, ce qui comprend une évaluation du caractère adéquat et de l'efficacité des contrôles financiers internes d'Esprit et le suivi ultérieur des lacunes identifiées;

h) passe en revue avec la direction de la Société et les vérificateurs externes, les états financiers trimestriels non vérifiés et le rapport de gestion avant qu'ils soient rendues publiques;

i) avant la diffusion, passe en revue et, si jugé approprié, recommande à des fins d'approbation par le conseil, tous les documents d'intérêt public qui renferment de l'information financière vérifiée et non vérifiée, notamment les prospectus, les rapports annuels, les notices annuelles, les rapports de gestion et les communiqués de presse; et

j) supervise les opérations financières d'esprit et, s'il est jugé approprié, formule des recommandations au conseil, aux vérificateurs externes et à la direction.

5. Le comité de vérification :

   a) évalue l'indépendance et le rendement des vérificateurs externes et recommande annuellement au conseil la nomination de vérificateurs externes ou le congédiement des vérificateurs externes, si les circonstances le justifient;

   b) étudie les recommandations de la direction de la Société relatives à la nomination des vérificateurs externes;

   c) préapprouve l'ensemble des services non liés à la vérification devant être fournis à Esprit par les vérificateurs externes de celle-ci;

   d) approuve la lettre de mission relative aux services non liés à la vérification devant être fournis par les vérificateurs externes ou les membres du même groupe, ainsi que les frais estimatifs y afférents, et examine la conséquence que la prestation de ces services peut avoir sur l'indépendance des vérificateurs externes;

   e) à la suite d'un changement de vérificateurs externes, passe en revue toutes les questions et fournit des documents relatifs au changement, notamment l'information devant être comprise dans l'avis de changement de vérificateurs et les documents exigés en vertu de la Norme canadienne 31 (ou une norme remplaçante) des autorités canadiennes en valeurs mobilières et les mesures prévues pour favoriser une période de transition ordonnée;

   f) passe en revue tous les événements devant être signalés, notamment les divergences d'opinion, les questions non résolues et les consultations, comme il est défini par les politiques applicables en matière de valeurs mobilières, de façon régulière, qu'il y ait un changement des vérificateurs externes ou non;

6. Le comité de vérification :

   a) passe en revue avec la direction de la Société, au moins chaque année, la stratégie de financement et les plans d'Esprit;

   b) passe en revue tous les documents de placement (ce qui comprend les document qui y sont intégrés par renvoi) d'Esprit.

7. Le comité de vérification passe en revue le montant et les modalités des assurances devant être obtenues ou conservées par Esprit à l'égard des risques inhérents à ses activités et la responsabilité potentielle engagée par les fiduciaires, les administrateurs ou les membres de la direction de la Société dans la réalisation de leurs fonctions et de leurs responsabilités.

8. Le comité de vérification passe en revue la nomination du chef des services financiers de la Société et des autres directeurs financiers clés qui participent au processus d'information financière.

9. Le comité de vérification se renseigne à l'égard des conflits d'intérêts relatifs aux questions financières et de vérification et détermine la résolution appropriée à ces conflits, qui sont adressées au comité de vérification par un membre du conseil, un porteur de parts de la Fiducie, les vérificateurs externes ou la haute direction de la Société.

10. Le comité de vérification revoit périodiquement avec la direction de la Société le besoin d'une fonction de vérification interne.

11. Le comité de vérification revoie la comptabilisation et la présentation des coûts liés à l'environnement, des éléments de passif et des provisions pour éventualités d'Esprit.

12. Le comité de vérification établit et maintient des procédures aux fins suivantes :

    a) la réception, l'archivage et le traitement des plaintes reçues par Esprit relativement aux contrôles comptables ou aux questions portant sur la vérification;

    b) la présentation confidentielle et anonyme par les employés d'Esprit de préoccupations concernant des questions comptables ou de vérification suspectes.

13. Le comité de vérification examine et approuve les politiques d'embauche d'Esprit à l'égard des employés et des anciens employés des vérificateurs externes actuels et antérieurs.

14. Le comité de vérification revoit avec le conseiller juridique d'Esprit, tel que requis, mais au moins chaque année, les questions d'ordre juridique qui pourraient avoir une incidence importante sur les états financiers d'Esprit et toute demande de renseignements reçue de la part des autorités de réglementation ou des organismes gouvernementaux.

15. Le comité de vérification évalue chaque année le caractère adéquat du présent mandat ainsi que son propre rendement.

Composition du comité de vérification

Le tableau suivant présente le nom de chaque membre actuel du comité de vérification, indique s'il est un membre indépendant et s'il a des compétences financières et donne une description de la formation et de l'expérience du membre.

Nom	Indépendant	Compétences financières	Formation et expérience pertinente
W. Mark Schweitzer (président du conseil)	Oui	Oui	M. Schweitzer est titulaire d'un baccalauréat en commerce de l'Université Queen's et est membre de l'Institut Canadien des Comptables Agréés. M. Schweitzer a une vaste expérience au sein de sociétés ouvertes, occupant actuellement le poste de premier vice-président et de chef des services financiers de Superior Plus Inc., filiale en propriété exclusive de Supérieur Plus Income Fund et ayant précédemment occupé les postes de vice-président, Finances et de chef des services financiers au sein de Ressources Énergétiques Norcen Limitée et des postes de trésorier supérieurs au sein de Canadian Hunter Exploration Ltd. et de Noranda Inc. Également, M. Schweitzer avait plusieurs responsabilités liées à la vérification chez Ernst & Young, comptables agréés situés à Toronto.

Nom	Indépendant	Compétences financières	Formation et expérience pertinente
Donald R. Gardner	Oui	Oui	M. Gardner est titulaire d'un baccalauréat en commerce de l'Université de l'Alberta ainsi que d'une maîtrise en sciences (spécialisée en administration des affaires) de l'Université de la Colombie-Britannique. M. Gardner a une vaste expérience au sein de sociétés ouvertes, occupant actuellement le poste de chef des services financiers au sein de Canadian Spirit Resources Inc. et ayant précédemment occupé les postes de premier vice-président et de chef des services financiers au sein d'Esprit Exploration Ltd. et de Rigel Energy Corporation.
Eric L. Schwitzer	Oui	Oui	M. Schwitzer est titulaire d'une maîtrise en sciences spécialisée en gestion du Massachussets Institute of Technology et est membre de l'Institut canadien des experts en évaluation d'entreprises. M. Schwitzer a occupé des postes de très haute direction au sein de l'industrie canadienne du financement des entreprises, y compris le poste d'associé directeur d'Enterprise Capital Management et de Scotia Capitaux Inc.
Douglas W. Palmer	Oui	Oui	M. Palmer a une vaste expérience au sein d'émetteurs publics, ayant siégé au conseil de Calpine Natural Gas Trust et ayant occupé les postes de chef de la direction de Numac Energy Ltd. et de vice-président directeur et de chef de l'exploitation de Ressources Énergétiques Norcen Limitée.

Honoraires de service des vérificateurs externes

Le tableau suivant présente les honoraires totaux facturés par KPMG s.r.l./S.E.N.C.R.L. au cours de chacun des deux derniers exercices.

	2004	2003
Honoraires de vérification	164 000 $	113 000 $
Honoraires liés à la vérification[1]	6 000	24 000
Honoraires liés à la fiscalité	–	21 000
Tous les autres honoraires	–	–
Total	**170 000 $**	**158 000 $**

Note :

1) En 2004, KPMG s.r.l./S.E.N.C.R.L. a conseillé Esprit Exploration quant aux questions relatives à la certification annuelle canadienne, ce qui ne faisait pas partie de son mandat de vérification habituel.

ABRÉVIATIONS ET ÉQUIVALENCES

Le tableau suivant présente les abréviations et les définitions des termes qui sont utilisés dans la présente notice annuelle. Tous les calculs de conversion du gaz naturel en équivalent de pétrole brut ont été effectués en utilisant un ratio de 6 kpi^3 de gaz naturel pour un baril d'équivalent de pétrole brut. Les bep peuvent être trompeurs, particulièrement lorsqu'on les utilise de façon isolée. Le ratio de conversion des bep utilisés, soit de un baril d'équivalent de pétrole brut par 6 kpi^3 de gaz naturel, est fondé sur une méthode de conversion d'équivalence énergétique principalement applicable au bec du brûleur et ne représente pas un équivalent de valeur en tête de puits.

Pétrole brut et liquides de gaz naturel

b	Un baril correspondant à 34,972 gallons impériaux ou 42 gallons américains
b/j	Barils par jour
bep	Barils équivalents de pétrole
bep/j	Barils équivalents de pétrole par jour
kbep	Millier de barils équivalents de pétrole
Mbep	Million de barils équivalents de pétrole
kb	Millier de barils
Mb	Million de barils
LGN	Liquides de gaz naturel composés de propane, de butane et de condensat, individuellement ou combiné
P.D.	Participation directe

Gaz naturel

Gpi^3	Milliard de pieds cubes
Gpi^3/j	Milliard de pieds cubes par jour
kpi^3	Millier de pieds cubes
kpi^3/j	Millier de pieds cubes par jour
Mpi^3	Million de pieds cubes
Mpi^3/j	Million de pieds cubes par jour
MBTU	Million de *British Thermal Units*
gj/j	Gigajoules par jour

RENSEIGNEMENTS SUPPLÉMENTAIRES

Des renseignements supplémentaires concernant la rémunération et l'endettement des fiduciaires de la Fiducie et des administrateurs et des membres de la direction de la Société sont inclus dans la circulaire d'information de la direction datée du 31 mars 2005 de la Fiducie relative à l'assemblée annuelle des porteurs de parts de fiducie qui se tiendra le 12 mai 2005. D'autres renseignements financiers sont également fournis dans le rapport annuel 2004 de la Fiducie.

Des renseignements supplémentaires concernant la Fiducie, notamment des exemplaires de la présente notice annuelle, de la circulaire d'information de la direction de la Fiducie datée du 31 mars 2005 et du rapport annuel 2004, sont disponibles sur le site Web de la Fiducie à l'adresse www.eee.ca et sur SEDAR à l'adresse www.sedar.com ou peuvent être obtenus sur demande en communiquant avec Esprit Energy Trust, au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1 ou par télécopieur au (403) 213-3735.

GLOSSAIRE DES TERMES

Le texte qui suit est un glossaire de certains termes qui sont utilisés dans la présente notice annuelle.

« **actions échangeables** » désigne les actions échangeables du capital de la Société;

« **actions ordinaires** » désigne les actions ordinaires avec droit de vote du capital de la Société;

« **arrangement** » désigne l'arrangement, qui est entré en vigueur le 1er octobre 2004, effectué aux termes des dispositions de l'article 192 de la LCSA, entre la Fiducie, la Société, Esprit Acquisition Corp. ExchangeCo et d'autres parties;

« **billet** ou « **billets** » désigne les billets à ordre non garantis subordonnés émis par la Société en faveur de la Fiducie;

« **billets de rachat** » désigne les billets à ordre susceptibles d'émission par la Fiducie aux termes de la convention de fiducie qui ont sensiblement les mêmes modalités que les billets;

« **cas d'insolvabilité** » désigne l'introduction par la Société d'une procédure de déclaration de faillite, d'insolvabilité ou de liquidation, ou le consentement de la Société quant à l'introduction d'une procédure de faillite, de dissolution, d'insolvabilité ou de liquidation à son égard, ou le dépôt d'une pétition, d'une réponse ou d'un consentement en vue d'une dissolution ou d'une liquidation aux termes de toute loi sur la faillite, l'insolvabilité ou analogue, notamment la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) et la *Loi sur la faillite et l'insolvabilité* (Canada), et la non-contestation par la Société, de bonne foi, de telles procédures intentées à l'égard de la Société dans les 15 jours qui suivent la prise de connaissance de celles-ci, ou le consentement par la Société au dépôt d'une telle pétition ou à la nomination d'un séquestre judiciaire, ou la cession générale au profit des créanciers par la Société, ou la reconnaissance par écrit de la Société de son incapacité à payer ses dettes de façon générale lorsqu'elles deviennent exigibles, ou la non-autorisation de la Société, aux termes des exigences en matière de solvabilité prévues par les lois applicables, de racheter des actions échangeables rachetables au gré du porteur conformément aux modalités des actions échangeables;

« **conseil d'administration** » désigne le conseil d'administration de la Société;

« **conseil des fiduciaires** » désigne le conseil des fiduciaires de la Fiducie;

« **convention d'administration** » désigne la convention d'administration datée du 16 août 2004 conclue entre la Fiducie et la Société;

« **convention de fiducie** » désigne la convention de fiducie datée du 16 août 2004, dans sa version modifiée et mise à jour le 30 septembre 2004, aux termes de laquelle la Fiducie a été créée, dans sa version modifiée à l'occasion;

« **convention de fiducie relative aux droits de vote et à l'échange** » désigne la convention de fiducie relative aux droits de vote et à l'échange se rapportant aux actions échangeables conclue entre la Fiducie, la Société, ExchangeCo et le fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange;

« **convention de soutien** » désigne la convention de soutien conclue entre la Fiducie, la Société et ExchangeCo;

« **convention relative à la PRN** » désigne la convention relative à la participation au revenu net conclue entre la Société et la Fiducie;

« **convention relative aux billets** » désigne la convention relative aux billets conclue entre la Société et Société de fiducie Computershare du Canada régissant l'émission des billets;

« **cours de rachat du marché** » désigne le prix par part de fiducie de catégorie B correspondant (i) à 95 % du « cours », tel que calculé aux termes de la convention de fiducie, des parts de fiducie de catégorie B à la cote du marché principal sur lequel elles sont cotées aux fins de négociation au cours de la période de 10 jours de bourse commençant immédiatement après la date à laquelle les parts de fiducie de catégorie B sont remises à la Fiducie aux fins de rachat, et (ii) au « cours de clôture du marché », tel que calculé aux termes de la convention de fiducie, sur le marché principal où les parts de fiducie de catégorie B sont cotées aux fins de négociation à la date à laquelle les parts de fiducie de catégorie B sont remises aux fins de rachat, selon la moindre de ces sommes;

« **cours du marché** » désigne, à l'égard d'une part de fiducie de catégorie B à une date donnée, le cours moyen pondéré des parts de fiducie de catégorie B à la cote de la TSX pour les cinq jours de bourse précédant cette date, ou, si les parts de fiducie de catégorie B ne sont alors pas inscrites à la cote de la TSX, à la cote de toute autre bourse ou système de notation automatisé à la cote de laquelle ou duquel les parts de fiducie de catégorie B sont inscrites ou cotées, selon le cas, comme peut le décider le conseil d'administration d'AmalgamationCo à cette fin; à la condition, toutefois, que si, de l'avis du conseil d'administration d'AmalgamationCo, le placement public ou l'activité de négociation des parts de fiducie de catégorie B pour cette période n'occasionne pas un cours moyen pondéré qui reflète la juste valeur marchande d'une part de fiducie de catégorie B, le cours du marché d'une part de fiducie de catégorie B soit fixé par le conseil d'administration d'AmalgamationCo, de bonne foi et à sa seule appréciation, et à la condition aussi que cette décision, cette opinion ou cet établissement par ce conseil d'administration soit définitif et obligatoire.

« **date de référence des distributions** » désigne le dernier jour de chaque mois civil ou toute autre date dont les fiduciaires peuvent décider à l'occasion, sauf que le 31 décembre doit dans tous les cas constituer une date de référence des distributions à compter de 2004;

« **date de versement des distributions** » désigne toute date à laquelle l'encaisse distribuable est distribuée aux porteurs de parts de la Fiducie, tombant généralement le 15e jour du mois civil suivant toute date de référence des distributions (ou si ce jour n'est pas un jour ouvrable, le jour ouvrable suivant);

« **déclaration de résidence** » désigne une déclaration, dans la forme prévue par la Fiducie de temps à autre, confirmant la résidence d'un porteur de droits postérieurs à l'arrangement, selon laquelle il est ou non un non-résident;

« **distribution** » désigne une distribution versée par la Fiducie à l'égard des parts de fiducie, exprimée par une somme par part de fiducie;

« **droit postérieur à l'arrangement** » désigne le droit d'un porteur de recevoir une part de fiducie de catégorie A ou une part de fiducie de catégorie B, selon le cas, de la part de la Fiducie sur remise à l'agent des transferts de celle-ci d'une déclaration de résidence dûment remplie et valablement signée;

« **encaisse distribuable** » désigne toutes les sommes disponibles aux fins de distribution aux porteurs de parts de fiducie au cours de toute période applicable;

« **ExchangeCo** » désigne Esprit ExchangeCo Ltd., société constituée sous le régime des lois de la LCSA et filiale en propriété exclusive de la Fiducie;

« **fiduciaire** » désigne, en tout temps, un particulier qui, conformément aux dispositions de la convention de fiducie, est un fiduciaire de la Fiducie au moment en cause, notamment aussi longtemps qu'il demeure un fiduciaire et « **fiduciaires** » désigne, en tout temps, tous les particuliers qui sont au moment en cause des fiduciaires;

« **fiduciaire des billets** » désigne la Société de fiducie Computershare du Canada;

« **fiduciaire désigné dans la convention de fiducie relative aux droits de vote et à l'échange** » désigne le fiduciaire choisi par la Fiducie afin d'agir en qualité de fiduciaire aux termes de la convention de fiducie relative aux droits de vote et à l'échange, soit une société constituée et existant sous le régime des lois du Canada et ayant l'autorisation d'exercer les activités d'une société de fiducie dans toutes les provinces du Canada, et tout fiduciaire successeur nommé aux termes de celle-ci;

« **Fiducie** » désigne Esprit Energy Trust, fiducie établie sous le régime des lois de la province d'Alberta aux termes de la convention de fiducie;

« **GLJ** » désigne Gilbert Laustsen Jung Associates Ltd., évaluateurs indépendants des réserves de Calgary, en Alberta;

« **jour ouvrable** » désigne un jour, autre qu'un samedi, un dimanche ou un jour férié, où les banques sont généralement ouvertes dans la ville de Calgary, dans la province d'Alberta, pour des opérations bancaires;

« **LCSA** » désigne la *Loi canadienne sur les sociétés par actions*, dans sa version modifiée, y compris son règlement d'application;

« **Loi de l'impôt sur le revenu** » ou « **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), L.R.C. 1985, c.1 (5e supplément), dans sa version modifiée, y compris son règlement d'application;

« **non-résident** » désigne (i) une personne qui n'est pas un résident du Canada pour l'application de la Loi de l'impôt ou (ii) une société de personnes qui n'est pas une société canadienne pour l'application de la Loi de l'impôt;

« **parts de fiducie** » ou « **parts** » désigne, collectivement, les parts de fiducie de catégorie A et les parts de fiducie de catégorie B;

« **parts de fiducie de catégorie A** » désigne les parts de fiducie de catégorie A du capital de la Fiducie;

« **parts de fiducie de catégorie B** » désigne les parts de fiducie de catégorie B du capital de la Fiducie;

« **parts spéciales comportant droit de vote** » désigne les parts spéciales comportant droit de vote de la Fiducie, émises et certifiées aux termes de la convention de fiducie lorsqu'elles sont en circulation et assorties des avantages et assujetties aux restrictions qui sont énoncées aux présentes;

« **personne** » désigne un particulier, une société de personnes, une association, une personne morale, un fiduciaire, un exécuteur testamentaire, un administrateur, un représentant successoral, un gouvernement, une autorité de réglementation ou une autre entité;

« **porteurs de parts** » désigne les porteurs de parts de fiducie de temps à autre;

« **PRN** » désigne la participation au revenu net octroyée aux termes de la convention relative à la PRN;

« **rapport GLJ** » désigne l'évaluation technique indépendante des réserves de pétrole, de liquides de gaz naturel et de gaz naturel de la Société préparée par GLJ, datée du 7 février 2005, en vigueur le 31 décembre 2004;

« **ratio d'échange** », en tout temps et à l'égard de chaque action échangeable, correspond à 1,00000 à la date de prise d'effet et est rajusté cumulativement par la suite en (i) augmentant le ratio d'échange à chaque date de versement des distributions tombant entre la date de prise d'effet et le moment auquel le ratio d'échange est calculé par une somme, arrondie à la cinquième décimale près, correspondant à une fraction dont le numérateur est la distribution, exprimée par une somme par part de fiducie, payée à cette date de versement des distributions, multipliée par le ratio d'échange immédiatement avant la date de référence des distributions relative à cette distribution et dont le dénominateur est le cours du marché d'une part de fiducie le premier jour ouvrable suivant la date de référence des distributions relative à cette distribution, et (ii) réduisant le ratio d'échange à chaque date de référence pour le versement des dividendes tombant entre la date de prise d'effet et le moment auquel le ratio d'échange est calculé par une somme, arrondie à la cinquième décimale près, correspondant à une fraction dont le numérateur est le dividende déclaré à la date de référence pour le versement des dividendes, exprimée par une somme par action échangeable multipliée par le ratio d'échange immédiatement avant cette date de référence pour le versement des dividendes, et dont le dénominateur est le cours du marché d'une part de fiducie à la date tombant sept jours ouvrables avant la date de référence pour le versement des dividendes;

« **régime incitatif à base de parts liées au rendement** » désigne le régime incitatif à base de parts liées au rendement de la Fiducie;

« **résolution spéciale** » désigne une résolution proposée d'être adoptée à titre de résolution spéciale à une assemblée des porteurs de parts de la Fiducie (y compris toute assemblée de reprise en cas d'ajournement) dûment convoquée à cette fin et tenue conformément aux dispositions de la convention de fiducie et à laquelle deux porteurs ou plus présents ou représentés par une fondé de pouvoir détiennent au total 5 % de toutes les parts de fiducie alors en circulation et adoptée par le vote affirmatif des porteurs de plus de 66 2/3 % des parts de fiducie représentées à l'assemblée et qui ont voté par scrutin. Afin d'établir ce pourcentage, le porteur d'une part spéciale comportant droit de vote qui est présent à l'assemblée est réputé représenter un nombre équivalent de parts de fiducie en circulation au nombre de voix rattachées à cette part spéciale comportant droit de vote;

« **seuil de propriété** » désigne le nombre de parts de fiducie de catégorie A émises et en circulation à un moment donné (à l'exception du nombre de parts de fiducie de catégorie A qui peuvent être émises à l'extinction des droits postérieurs à l'arrangement en circulation) correspondant à 80 % du nombre de parts de fiducie de catégorie B émises et en circulation à ce moment-là (à l'exception du nombre de parts de fiducie de catégorie B qui peuvent être émises au moment de l'échange des actions échangeables en circulation et à l'extinction des droits postérieurs à l'arrangement en circulation);

« **TSX** » désigne la Bourse de Toronto.

ANNEXE A

ANNEXE 51-101A2
RAPPORT SUR LES DONNÉES RELATIVES AUX RÉSERVES DE L'ÉVALUATEUR OU DU VÉRIFICATEUR DE RÉSERVES QUALIFIÉ INDÉPENDANT

La présente annexe est l'annexe visée au point 2 de l'article 2.1 du *Règlement 51-101 sur l'information concernant les activités pétrolières et gazières* (le « règlement »).

1. Les termes définis dans le règlement ont le même sens dans la présente annexe.[1]

2. Le rapport sur les données relatives aux réserves visé au point 2 de l'article 2.1 du règlement, qui doit être signé par un ou plusieurs *évaluateurs ou vérificateur de réserves qualifiés indépendants de l'émetteur assujetti*, doit à tous les égards importants correspondre à ce qui suit :

Rapport sur les données relatives aux réserves

Au conseil des fiduciaires d'Esprit Energy Trust et au conseil d'administration d'Esprit Exploration Ltd. (la « Société »).

1. Nous avons préparé une évaluation des données relatives aux réserves de la Société en date du 31 décembre 2004. Les données relatives aux réserves comprennent :

   a) (i) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz, estimées en date du31 décembre 2004 au moyen de prix et coûts prévisionnels;

   (ii) les produits d'exploitation nets futurs estimatifs correspondants;

   b) (i) les réserves prouvées de pétrole et de gaz, estimées en date du 31 décembre 2004 au moyen de prix et coûts constants;

   (ii) les produits d'exploitation nets futurs estimatifs correspondants.

2. La responsabilité des données relatives aux réserves incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur les données relatives aux réserves en nous fondant sur notre évaluation.

   Nous avons effectué notre évaluation conformément aux normes exposées dans le manuel COGE (Canadian and Gaz Evaluation Handbook), établi en collaboration par la Society of Petroleum Evaluation Engineers (Calgary Chapter) et l'Institut canadien des mines, de la métallurgie et du pétrole (Société du pétrole).

3. Ces normes exigent que l'évaluation soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les données relatives aux réserves sont exemptes d'inexactitudes importantes. L'évaluation comprend également l'appréciation de la conformité des données relatives aux réserves aux principes et définitions exposés dans le manuel COGE.

---

[1] Pour des raisons de commodité à l'égard des lecteurs, l'annexe 1 de l'Instruction complémentaire 51-101IC donne le sens des termes écrits en italique aux points 1 et 2 de la présente annexe ou dans le règlement 51-101, l'annexe 51-101A1, l'annexe 51-101A3 ou l'Instruction complémentaire.

4. Le tableau suivant présente les produits d'exploitation nets futurs estimatifs (avant impôts) attribués aux réserves prouvées et probables, estimés au moyen de prix et coûts prévisionnels et actualisés au moyen d'un taux de 10 %, qui sont compris dans les données relatives aux réserves ayant fait l'objet de l'évaluation, pour l'exercice terminé le 31 décembre 2004, et indique les portions respectives de ces produits d'exploitation que nous avons vérifiées, évaluées et examinées et sur lesquelles nous avons fait rapport au conseil d'administration de la Société :

Description et date d'établissement du rapport d'évaluation/d'examen	**Emplacement des réserves (pays ou zone géographique étrangère)**	**Valeur actualisée nette des produits d'exploitation nets futurs (avant impôts, taux d'actualisation de 10 %)**			
		Vérification	**Évaluation**	**Examen**	**Total**
7 février 2005	Canada	0 $	417,3 $	0 $	417,3 $

5. À notre avis, les données relatives aux réserves que nous avons respectivement évaluées ont été établies, à tous les égards importants, conformément au manuel COGE et sont conformes à celui-ci.

6. Nous n'avons pas la responsabilité de mettre à jour la présente évaluation pour tenir compte des faits et des circonstances postérieurs à leur date d'établissement.

7. Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts peuvent être importants.

Nous apposons notre signature au rapport ci-dessus :

Gilbert Laustsen Jung Associates Ltd., Calgary (Alberta) Canada, en date du : 05/02/16

(signé) *« Terry L. Aarsby, ing. »*
Gérant, Ingénierie

ANNEXE B

ANNEXE 51-101A3

RAPPORT DE LA DIRECTION ET DU CONSEIL D'ADMINISTRATION SUR L'INFORMATION CONCERNANT LE PÉTROLE ET LE GAZ

La présente annexe est l'annexe visée au point 3 de l'article 2.1 du *Règlement 51-101 sur l'information concernant les activités pétrolières et gazières* (le « règlement »).

1. Les termes définis dans le *règlement* ont le même sens dans la présente annexe.[2]

2. Le rapport visé au point 3 de l'article 2.1 du *règlement* doit à tous les égards importants correspondre à ce qui suit :

Rapport de la direction et du conseil d'administration sur les données relatives aux réserves et autre information

La direction d'Esprit Exploration Ltd. (la « Société »), à titre d'administrateur d'Esprit Energy Trust, a la responsabilité d'établir et de fournir l'information concernant les activités pétrolières et gazières de la Société conformément à la réglementation des valeurs mobilières. Cette information inclut les données relatives aux réserves, qui comprennent :

a) (i) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz, estimées en date du 31 décembre 2004 au moyen de prix et coûts prévisionnels;

(ii) les produits d'exploitation nets futurs estimatifs correspondants;

b) (i) les réserves prouvées de pétrole et de gaz, estimées en date du 31 décembre 2004 au moyen de prix et coûts constants;

(ii) les produits d'exploitation nets futurs estimatifs correspondants.

Un évaluateur de réserves qualifié indépendant a évalué les données relatives aux réserves de la Société. Son rapport sera déposé auprès des autorités en valeurs mobilières en même temps que le présent rapport.

Le conseil d'administration de la Société :

a) a examiné les procédures suivies par la Société pour fournir l'information à l'évaluateur de réserves qualifié indépendant;

b) a rencontré l'évaluateur de réserves qualifié indépendant dans le but de déterminer si on lui a imposé des restrictions limitant sa capacité de fournir un rapport sans restriction;

c) a examiné les données relatives aux réserves avec la direction et l'évaluateur de réserves qualifié indépendant.

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[2] Pour des raisons de commodité à l'égard des lecteurs, l'annexe 1 de l'Instruction complémentaire 51-101IC donne le sens des termes écrits en italique aux points 1 et 2 de la présente annexe ou dans le règlement 51-101, l'annexe 51-101A1, l'annexe 51-101A2 ou l'Instruction complémentaire.

Le conseil d'administration de la Société a examiné les procédures suivies par la Société pour rassembler et présenter toute autre information concernant ses activités pétrolières et gazières et a examiné cette information avec la direction. Le conseil d'administration a approuvé :

a) le contenu des données relatives aux réserves et de toute autre information concernant le pétrole et le gaz et leur dépôt auprès des autorités en valeurs mobilières;

b) le dépôt du rapport de l'évaluateur de réserves qualifié indépendant sur les données relatives aux réserves;

c) le contenu du présent rapport et son dépôt.

Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts peuvent être importants.

FAIT le 23 mars 2005.

(signé) *Stephen J. Savidant*
Stephen J. Savidant
Président et chef de la direction

(signé) *Stephen B. Soules*
Stephen B. Soules
Premier vice-président et chef des services financiers

(signé) *D. Michael G. Stewart*
D. Michael G. Stewart
Administrateur

(signé) *Donald R. Gardner*
Donald R. Gardner
Administrateur

Exemption Number
82-34890

ANNEXE 51-102A3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. Dénomination et adresse de la Société

Esprit Energy Trust (« Esprit » ou la « Fiducie »)
606 – 4th Street S.W., bureau 900
Calgary (Alberta) T2P 1T1

2. Date du changement important

Le 30 juin 2005.

3. Communiqué de presse

Un communiqué de presse divulguant en détail le changement important résumé dans la présente déclaration de changement important a été diffusé par l'intermédiaire des installations de Canada Newswire les 2 et 16 juin 2005 et devrait avoir été reçu par les commissions des valeurs mobilières là où Esprit est un « émetteur assujetti » et par les bourses à la cote desquelles les titres d'Esprit sont inscrits et affichés pour négociation dans le cours normal de leur diffusion.

4. Résumé du changement important

Avec prise d'effet le 30 juin 2005, la Fiducie a réalisé le reclassement (le « reclassement ») de ses parts de fiducie de catégorie A (les « parts de fiducie de catégorie A ») et de ses parts de fiducie de catégorie B (les « parts de fiducie de catégorie B ») qui sont en circulation en une catégorie unique de parts de fiducie (les « parts de fiducie »). Dans le cadre du reclassement : a) les restrictions applicables à la résidence se rattachant aux parts de fiducie de catégorie B ont été supprimées, b) toutes les dispositions de l'acte de fiducie relatif à la Fiducie (l'« acte de fiducie ») concernant la structure de double catégorie de parts de fiducie ont été supprimées, c) une nouvelle désignation de « parts de fiducie » a été attribuée aux parts de fiducie de catégorie B d) les parts de fiducie de catégorie A qui sont en circulation ont été échangées à raison d'une pour une contre des parts de fiducie.

5. Description circonstanciée du changement important

Avec prise d'effet le 30 juin 2005, la Fiducie a réalisé le reclassement de ses parts de fiducie de catégorie A et de ses parts de fiducie de catégorie B qui sont en circulation en une catégorie unique de parts de fiducie. Dans le cadre du reclassement : a) les restrictions applicables à la résidence se rattachant aux parts de fiducie de catégorie B ont été supprimées, b) toutes les dispositions de l'acte de fiducie concernant la structure de double catégorie de parts de fiducie ont été supprimées, c) une nouvelle désignation de « parts de fiducie » a été attribuée aux parts de fiducie de catégorie B et d) les parts de fiducie de catégorie A qui sont en circulation ont été échangées à raison d'une pour une contre des parts de fiducie. La catégorie unique de parts de fiducie commencera à se négocier à la Bourse de Toronto vers le 5 juillet 2005 sous le symbole « EEE.UN ».

Modifications apportées à l'acte de fiducie

Le reclassement a été mis en œuvre au moyen de la modification et de la reformulation de l'acte de fiducie avec prise d'effet le 30 juin 2005. Après le reclassement, la Fiducie continuera d'être une « fiducie de fonds commun de placement » aux termes des dispositions de la *Loi de l'impôt sur le revenu* (Canada) (la « Loi de l'impôt »). Les modifications principales apportées à l'acte de fiducie étaient les suivantes : a) les restrictions applicables à la résidence se rattachant aux parts de fiducie de catégorie B ont été supprimées, b) toutes les dispositions de l'acte de fiducie concernant

la structure de double catégorie de parts de fiducie ont été supprimées, c) une nouvelle désignation de « parts de fiducie » a été attribuée aux parts de fiducie de catégorie B, d) les parts de fiducie de catégorie A qui sont en circulation ont été échangées à raison d'une pour une contre des parts de fiducie, e) la notion de « seuil de propriété », soit le ratio des parts de fiducie de catégorie A par rapport aux parts de fiducie de catégorie B, a été supprimée, et f) toutes les mentions des « billets des non-résidents » et de l'« acte relatif aux billets des non-résidents » ont été supprimées.

Modifications corrélatives

Relativement au reclassement, la Fiducie a résilié l'acte relatif aux billets daté du 1er octobre 2004 (l'« acte relatif aux billets des non-résidents »), qui lui conférait la faculté de racheter des parts de fiducie de catégorie A auprès de non-résidents en échange de l'émission de billets.

Aucune modification n'a été apportée à l'un des documents concernant les actions échangeables d'Esprit Exploration Ltd. qui sont en circulation (les « actions échangeables ») étant donné que les documents établissant les actions échangeables prévoyaient convenablement l'incidence du reclassement. Les porteurs des actions échangeables recevront des parts de fiducie à l'occasion de l'échange de leurs actions échangeables.

Les titulaires de droits postérieurs à l'arrangement de la Fiducie (les « droits postérieurs à l'arrangement »), soit les anciens actionnaires de l'ancienne Esprit Exploration Ltd. qui n'ont pas rempli de lettre d'envoi et formule de choix relativement à la restructuration de l'ancienne Esprit Exploration Ltd. avec prise d'effet le 1er octobre 2004 en la Fiducie, n'ont plus à remplir de déclaration de résidence afin de recevoir des parts de fiducie en échange de droits postérieurs à l'arrangement.

Procédure

Une lettre d'envoi (la « lettre d'envoi ») a été postée à tous les porteurs inscrits des parts de fiducie de catégorie A, des parts de fiducie de catégorie B et des droits postérieurs à l'arrangement inscrits le 30 juin 2005. Après avoir rempli la lettre d'envoi et l'avoir retournée à Services aux investisseurs Computershare Inc., accompagnée des certificats attestant leurs parts de fiducie de catégorie A, parts de fiducie de catégorie B et droits postérieurs à l'arrangement et, le cas échéant, actions ordinaires de l'ancienne Esprit Exploration Ltd., ces porteurs inscrits recevront les certificats attestant les nouvelles parts de fiducie.

Il ne sera pas nécessaire pour les porteurs de parts qui détiennent leurs parts de fiducie de catégorie A ou leurs parts de fiducie de catégorie B dans un compte de courtage de prendre quelque mesure que ce soit.

Incidences fiscales pour les porteurs de parts

(i) Parts de fiducie de catégorie B

Le reclassement ne devrait avoir aucune incidence fiscale pour les porteurs de parts de fiducie de catégorie B.

(ii) Parts de fiducie de catégorie A

Le reclassement entraîne une disposition de parts de fiducie de catégorie A aux fins fiscales tant pour les porteurs de parts de fiducie de catégorie A résidant au Canada que pour les porteurs de parts de fiducie de catégorie A résidant aux États-Unis.

Les non-résidents du Canada ne seront généralement assujettis à aucun impôt au Canada, à moins que les parts de fiducie de catégorie A ne soient détenues dans le cadre de l'exploitation d'une

entreprise au Canada ou que le non-résident (avec des personnes avec lesquelles il a un lien de dépendance) n'aient, à tout moment, détenu 25 % ou plus des parts de fiducie de catégorie A.

Il est prévu que les résidents des États-Unis ne seront généralement assujettis à aucun impôt aux États-Unis à l'occasion de l'échange de leurs parts de fiducie de catégorie A contre des parts de fiducie dans le cadre du reclassement étant donné que les conditions économiques des deux titres devraient être identiques.

Les résidents du Canada qui détiennent des parts de fiducie de catégorie A réaliseront généralement un gain en capital (ou subiront une perte en capital) dans la mesure où la juste valeur marchande des parts de fiducie reçue est supérieure (ou inférieure) au prix de base rajusté des parts de fiducie de catégorie A faisant l'objet de la disposition à l'occasion du reclassement.

Le porteur de parts de fiducie de catégorie A qui est résident du Canada sera généralement tenu d'inclure dans son revenu la moitié du montant de tout gain en capital résultant (un « gain en capital imposable ») et pourra généralement déduire la moitié du montant de toute perte en capital résultante (une « perte en capital déductible ») des gains en capital imposables réalisés par ce porteur au cours de la même année d'imposition. Les pertes en capital déductibles qui ne sont pas déduites au cours de l'année d'imposition au cours de laquelle elles sont subies peuvent être reportées rétrospectivement et déduites au cours d'une des trois années précédentes ou reportées prospectivement et déduites au cours des années suivantes des gains en capital réalisés au cours de ces années, dans la mesure et dans les circonstances exposées dans la Loi de l'impôt.

Il se peut que les gains en capital réalisés par un porteur de parts de fiducie de catégorie A qui est un résident du Canada et un particulier ou une fiducie, autre que certaines types de fiducie, donnent lieu à un impôt minimum de remplacement selon la situation du porteur en cause.

Il se peut que le porteur de parts de fiducie qui est une « société privée sous contrôle canadien » (au sens de la Loi de l'impôt) soit redevable d'un impôt remboursable supplémentaire de $6^2/_3$ % sur certains revenus de placement, y compris les gains en capital imposables. Cet impôt de $6^2/_3$ % doit s'ajouter au titre de l'impôt remboursable en main au titre des dividendes de la société privée sous contrôle canadien et est admissible à un remboursement au taux de 1 $ pour chaque tranche de 3 $ de dividendes versés par la société privée sous contrôle canadien.

6. Application des paragraphes (2) et (3) de l'article 7.1 du Règlement 51-102

Sans objet.

7. Information omise

Sans objet.

8. Membre de la haute direction

Pour de plus amples renseignements, consultez M. Greg Jerome, vice-président, Finances et secrétaire général, par téléphone au (403) 213-3732.

9. Date de la déclaration

Le 30 juin 2005.

ANNEXE 51-102A3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. Émetteur assujetti

Esprit Energy Trust (« Esprit » ou la « Fiducie »)
606 – 4th Street S.W., bureau 900
Calgary (Alberta) T2P 1T1

2. Date du changement important

Le 7 juillet 2005.

3. Communiqué de presse

Un communiqué de presse divulguant en détail le changement important résumé dans la présente déclaration de changement important a été diffusé par l'intermédiaire des installations de CCNMatthews le 7 juillet 2005 et devrait avoir été reçu par les commissions des valeurs mobilières là où Esprit est un « émetteur assujetti » et par les bourses à la cote desquelles les titres d'Esprit sont inscrits et affichés aux fins de négociation dans le cours normal de leur diffusion.

4. Résumé du changement important

Esprit Exploration Ltd. (la « Société »), l'administrateur de la Fiducie, a conclu des conventions distinctes aux termes desquelles la Société s'est engagée à acquérir la totalité des actions de Markedon Energy Ltd. et de Monroe Energy Inc. émises et en circulation (collectivement, les « acquisitions »).

5. Description circonstanciée du changement important

Aperçu

Le 7 juillet 2005, la Société a conclu une convention (la « convention d'acquisition de Markedon ») aux termes de laquelle elle s'est engagée à acquérir la totalité des actions de Markedon Energy Ltd. émises et en circulation moyennant un prix d'achat global d'environ 72 500 000 $, sous réserve d'un rajustement à la clôture (l'« acquisition de Markedon »). Le prix d'achat sera financé indirectement par la Fiducie au moyen du produit du placement (tel que défini aux présentes).

Le 7 juillet 2005, la Société a conclu une convention (la « convention d'acquisition de Monroe ») aux termes de laquelle elle s'est engagée à acquérir la totalité des actions de Monroe Energy Inc. émises et en circulation moyennant un prix d'achat global d'environ 28 750 000 $, sous réserve d'un rajustement à la clôture (l'« acquisition de Monroe » et, collectivement avec l'acquisition de Markedon, les « acquisitions »). Le prix d'achat sera financé indirectement par la Fiducie au moyen du produit du placement (tel que défini ci-dessous).

Financement des acquisitions

Les acquisitions seront financées indirectement par la Fiducie au moyen du produit d'un placement (le « placement ») de 100 000 000 $ de capital de débentures subordonnées non garanties prorogeables et convertibles à 6,50 % (les « débentures ») devant être offertes au moyen d'un prospectus simplifié. Ces débentures porteront intérêt à un taux annuel de 6,50 % payables semi-annuellement et leur date d'échéance initiale sera le 31 août 2005 (la « date d'échéance initiale »). Si la clôture de l'acquisition de Markedon a lieu avant le moment de la résiliation (telle que définie ci-dessous), la date d'échéance sera automatiquement reportée au 31 décembre 2010

(la « date d'échéance finale »). Si la clôture de l'acquisition de Markedon n'a pas lieu d'ici 17 h (heure de Calgary) le 31 août 2005, si la convention d'acquisition de Markedon ou toutes modifications qui y sont apportées est résiliée à tout moment antérieur ou si la Fiducie a informé les preneurs fermes dans le cadre du placement ou annoncé au public qu'elle n'a pas l'intention d'aller de l'avant avec l'acquisition de Markedon (dans l'un ou l'autre cas, le « moment de la résiliation »), les débentures viendront à échéance à la date d'échéance initiale.

Chaque débenture sera convertible en parts de fiducie de la Fiducie (les « parts de fiducie ») au gré du porteur d'une débenture en tout temps avant la fermeture des bureaux à la première des éventualités suivantes : la date d'échéance, soit la date d'échéance initiale ou la date d'échéance finale, selon le cas, et le jour ouvrable précédant immédiatement la date précisée par la Fiducie pour le rachat des débentures, au prix de conversion de 12,85 $ la part de fiducie, sous réserve d'un rajustement dans certains cas.

Les débentures ne seront pas rachetables jusqu'au 31 décembre 2008, inclusivement. Après le 31 décembre 2008 et avant l'échéance, les débentures peuvent être rachetées, en totalité ou en partie, de temps à autre, au gré de la Fiducie moyennant un préavis d'au plus 60 jours et d'au moins 60 jours, au prix de 1 050 $ la débenture après le 31 décembre 2008 et jusqu'au 31 décembre 2009, inclusivement, et au prix de 1 025 $ la débenture après le 31 décembre 2009 jusqu'à la date d'échéance finale, dans chaque cas, majoré des intérêts courus et impayés, le cas échéant, jusqu'à la date de rachat.

Principales réserves et données d'exploitation pro forma

Le tableau qui suit présente certaines données d'exploitation et données d'exploitation combinées pro forma, donnant effet à l'arrangement intervenu en date du 29 avril 2005 entre la Fiducie, la société, Resolute Energy Inc. (« Resolute ») et d'autres tiers, aux termes duquel la Fiducie a acquis indirectement la majorité des actifs de Resolute dans le secteur du pétrole et du gaz naturel (les « actifs de Resolute ») ainsi que les acquisitions.

	Fiducie	**Actifs de Resolute**	**Actifs de Markedon**	**Actifs de Monroe**	**Actifs combinés pro forma**
Production quotidienne moyenne (avant redevances, pour le trimestre terminé le 31 mars 2005)					
Pétrole brut et LGN (b/j)	1 704	1 587	722	277	4 290
Gaz naturel (kpi^3/j)	54 963	28 119	1 454	269	84 805
Équivalent pétrole (bep/j)[1]	10 864	6 274	964	322	18 424
Production quotidienne moyenne (avant redevances, pour l'exercice terminé le 31 décembre 2004)[2]					
Pétrole brut et LGN (b/j)	1 817	1 757	468	110	4 152
Gaz naturel (kpi^3/j)	56 237	26 001	1 357	162	83 757
Équivalent pétrole (bep/j)(1)	11 190	6 091	695	137	18 113
Réserves prouvées (avant redevances au 31 décembre 2004)[3][4][5]					
Pétrole brut et LGN (Mb)	5 439	3 963	1 907	696	12 005
Gaz naturel (Gpi^3)	196,4	70,1	7,1	2,5	276,1
Équivalent pétrole (Mbep)[1]	38 174	15 652	3 093	1 118	58 037
Réserves prouvées et probables (avant redevances au 31 décembre 2004)[3][4][5]					
Pétrole brut et LGN (Mb)	6 920	5 234	2 930	1 010	16 094
Gaz naturel (Gpi^3)	254,7	91,0	10,6	4,0	360,3
Équivalent pétrole (Mbep)[1]	49 376	20 398	4 689	1 670	76 133

Notes :

1) La notion de baril d'équivalent pétrole (bep) peut être trompeuse, surtout si on l'emploie de façon isolée. La conversion en bep à raison de six kpi^3 pour un baril repose sur une méthode de conversion de l'équivalence énergétique à la pointe du brûleur et ne représente pas une équivalence de valeur à la tête du puits.

2) La production quotidienne moyenne de la fiducie pour l'exercice terminé le 31 décembre 2004 est fondée sur des données pro forma sur la fiducie, après qu'on eut donné effet au plan d'arrangement intervenu le 1er octobre 2004 entre la fiducie, la société, Esprit Acquisition Corp., Esprit Exchangeco Ltd. et des tiers.

3) Les données sur les actifs de Markedon (tels que définis dans les présentes) et des actifs de Monroe (tels que définis dans les présentes) sont tirées du rapport AJM Markedon (tel que défini dans les présentes) et le rapport AJM Monroe (tel que défini dans les présentes), respectivement, qui ont été établis en date du 1er juin 2005. Les réserves liées aux actifs de Markedon et aux actifs de Monroe au 31 décembre 2004 ont été calculées à partir du rapport AJM Markedon et du rapport AJM Monroe,

respectivement, avec l'ajout de la production des actifs de Markedon et de Monroe, le cas échéant, pour les mois de janvier à mai 2005 (115 Mb de pétrole brut et de LGN et 0,284 Gpi³ de gaz naturel dans le cas des actifs de Markedon et 45 Mb de pétrole brut et de LGN et 0,077 Gpi³ de gaz naturel dans le cas des actifs de Monroe).

4) Les données sur Resolute sont tirées d'un rapport de Gilbert Laustsen Jung Associates Ltd. (« GLJ ») établi en date du 31 décembre 2004.

5) Les données sur la fiducie sont tirées d'un rapport de GLJ établi en date du 31 décembre 2004.

La société a examiné les estimations figurant dans une évaluation technique indépendante (le « rapport AJM Markedon ») des réserves de pétrole, de LGN et de gaz naturel de Markedon faite par AJM Petroleum Consultants (« AJM ») et les estimations figurant dans une évaluation technique indépendante (le « rapport AJM Monroe ») des réserves de pétrole, de LGN et de gaz naturel de Monroe faite par AJM et a fait ses propres estimations internes des réserves attribuables aux propriétés de pétrole et de gaz naturel de Markedon (les « actifs de Markedon ») et de Monroe (les « actifs de Monroe »). Les estimations produites à l'interne reflètent la révision à la baisse par la société de ces réserves et ont servi de base à son évaluation et à sa décision de faire les acquisitions.

Selon le rapport AJM Markedon, l'acquisition de Markedon ajoutera, avant déduction des droits de redevance, environ 2,931 Mbep de réserves prouvées et 4,527 Mbep de réserves prouvées et probables. La société estime les réserves prouvées (selon les hypothèses de prix prévisionnels et d'augmentation des coûts) des actifs de Markedon au 1er juin 2005 à 4,534 Gpi³ de gaz naturel et à 1,158 Mb de pétrole et de LGN. Au taux de conversion de six kpi³ pour un bep, cela équivaut à 1,914 Mbep de réserves prouvées contre 2,931 Mbep attribués à la même catégorie de réserves dans le rapport AJM Markedon. La société estime les réserves prouvées et probables (selon les hypothèses de prix prévisionnels et d'augmentation des coûts) des actifs de Markedon au 1er juin 2005 à 6,8 Gpi³ de gaz naturel et à 2,51 Mb de pétrole et de LGN. Au taux de conversion de six kpi³ pour un bep, cela équivaut à 3,640 Mbep de réserves prouvées et probables contre 4,527 Mbep attribués à la même catégorie de réserves dans le rapport AJM Markedon.

Selon le rapport AJM Monroe, l'acquisition de Monroe ajoutera, avant déduction des droits de redevance, environ 1,061 Mbep de réserves prouvées et 1,612 Mbep de réserves prouvées et probables. La société estime les réserves prouvées (selon les hypothèses de prix prévisionnels et d'augmentation des coûts) des actifs de Monroe au 1er juin 2005 à 1,672 Gpi³ de gaz naturel et à 0,381 Mb de pétrole et de LGN. Au taux de conversion de six kpi³ pour un bep, cela équivaut à 0,660 Mbep de réserves prouvées contre 1,061 Mbep attribués à la même catégorie de réserve dans le rapport AJM Monroe. La société estime les réserves prouvées et probables (selon les hypothèses de prix prévisionnels et d'augmentation des coûts) des actifs de Monroe au 1er juin 2005 à 2,665 Gpi³ de gaz naturel et à 0,933 Mb de pétrole et de LGN. Au taux de conversion de six kpi³ pour un bep, cela équivaut à 1,377 Mbep de réserves prouvées et probables, contre 1,612 Mbep attribués à la même catégorie de réserves dans le rapport AJM Monroe.

6. Application des paragraphes (2) et (3) de l'article 7.1 du Règlement 51-102

Sans objet.

7. Information omise

Sans objet.

8. Membre de la haute direction

Pour de plus amples renseignements, communiquez avec M. Stephen J. Savidant, président et chef de la direction, par téléphone au (403) 213-3729, ou avec M. Steve B. Soules, vice-président directeur et chef des finances, par téléphone au (403) 213-3761.

9. Date de la déclaration

Le 11 juillet 2005.


82-34890


NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ESPRIT ENERGY TRUST

Receipt for a Preliminary Short Form Prospectus dated **July 11, 2005** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **11th** day of **July, 2005**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 805224


A|S|C
Alberta Securities Commission

CORRECTED COPY

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

ESPRIT ENERGY TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick and Prince Edward Island have been issued for a preliminary Short Form Prospectus of the above issuer dated July 11, 2005.

DATED at Calgary, Alberta this July 11, 2005

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00805224

Exemption # 82-34890



IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

ESPRIT ENERGY TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated July 11, 2005.

DATED at Calgary, Alberta this July 12, 2005

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00805224

82-34890

Esprit Energy Trust Announces Agreement to Acquire Two Private Oil and Gas Producers, Bought-Deal Financing and Upward Revision of 2005 Guidance

CALGARY, ALBERTA--(CCNMatthews - July 7, 2005) - Esprit Energy Trust (TSX:EEE.UN) is pleased to announce that it has entered into agreements to acquire two privately-held Calgary-based oil and gas producers. Esprit will acquire all of the issued and outstanding shares of the companies for an aggregate cash consideration of $98.7 million. The total value of the transaction, including assumption of bank debt and working capital deficiency of approximately $2.6 million, is $101.3 million.

"These acquisitions are a good fit for Esprit," said Steve Savidant, President and Chief Executive Officer of the Trust. "The value is in the very significant upside we see in reserves and, most of all, production, which can be realized through further development drilling. We believe the 2006 drilling program will allow us to grow production to approximately 2,500 boe per day from the acquired properties."

The rationale for these two acquisitions can be summarized as follows:

- The properties are concentrated in Esprit's core area of Berry and substantially enhance reserves, production and production potential in that area;

- The properties have an average 86% working interest with over 90% of the production operated;

- Production involves high netbacks, low operating costs and no incremental overhead; and

- Importantly, the transactions are accretive to net asset value and cash flow, on a per unit basis.

Concentration of Assets

The majority of the acquired assets are focused in Esprit's core area of Berry in southern Alberta, east of Three Hills. The acquired production in this area is primarily light oil with a low expected operating cost per boe of $4.00.

The acquisition also increases Esprit's assets in southeast Alberta (Aden, Manyberries and Pakowki), Cold Lake and Buck Lake. The areas include a number of drilling opportunities, high working interests and additional upside.

Impact on Reserves and Production

The two acquisitions represent 6.14 million boe of proved plus probable reserves of which 4.0 million boe are proved. These estimates were prepared by the vendors' independent engineers. In view of Esprit's experience in the producing areas, the Company has developed its own internal reserve estimates which are approximately 82% of the total proved plus probable reserves provided in the independent engineering report. The Company used its own estimates in the valuation of the transaction. The reserves are roughly 65% light oil and 35% natural gas.

Production from the acquired properties for the month of June averaged 1,845 boe per day and, with normal declines, is expected to average 1,575 boe per day over the last half of 2005. After these transactions, Esprit's Proved plus Probable Reserve Life Index (RLI) will be essentially unchanged, moving from 10.8 years to 10.7 years.

Revised Outlook for 2005

With these acquisitions production is expected to be 19,000 boe per day for the third quarter and, 19,500 boe per day for the fourth quarter of 2005. As a further result of these acquisitions, Esprit is also revising operating costs from $7.00 per boe to $6.75 per boe. G&A is expected to decline from $1.40 to $1.30 per boe of production. Esprit will increase its capital program by $1.0 million in the second half of 2005 and a further $10 million in 2006 to develop the acquired assets. The Company expects to drill approximately 20 wells on the new properties. Development plans include downspaced drilling on the Berry properties and, pending regulatory approval, drilling could commence in the second half of 2005.

Hedging Program

Esprit has hedged a portion of its production from the newly acquired properties in order to protect its rate of return on these transactions. A total of 650 barrels per day of oil has been hedged from November 1, 2005 to October 31, 2008 at a Canadian dollar WTI equivalent of Cdn$71.50 per barrel.

Bought Deal Financing

In conjunction with the transactions, Esprit also announces that it has entered into an agreement, on a bought deal basis, with a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc., for an offering of $100 million aggregate principal amount of extendible convertible unsecured subordinated debentures. The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 6.50%, and an initial maturity date of August 31, 2005, but will be automatically extended to mature on December 31, 2010 upon closing of the transactions. If the transactions do not close on or before August 31, 2005 or if the transactions are terminated at an earlier time, the Convertible Debentures will mature on the initial maturity date.

The Convertible Debentures will be convertible into trust units of Esprit at $13.85 per trust unit plus accrued and unpaid interest. The net proceeds of the offering will be used to fund the acquisitions. The offering is expected to close on or before July 28, 2005.

The offering of the Convertible Debentures will be issued by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces of Canada and pursuant to Rule 144A in the United States, if required. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, natural gas-focused assets. The Trust Units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbol "EEE.UN".

CONTACT INFORMATION

Esprit Energy Trust
Dan Payne
Investor Relations
(403) 213-3764 or toll free 1-888-213-3713
ir@eee.ca

or

Esprit Energy Trust
Greg Jerome
Vice President, Finance & Corporate Secretary
(403) 213-3732

or

Esprit Energy Trust
Stephen Savidant
President & Chief Executive Officer
(403) 213-3729

Exemption Number 82-34890



AUTORITÉ DES MARCHÉS FINANCIERS

DÉCISION N° : 2005-MC-2525

NUMÉRO DE PROJET SÉDAR: 805224

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

Esprit Energy Trust

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 11 juillet 2005.

L'Autorité des marchés financiers,

Le 11 juillet 2005	*(s) Marie-Christine Barrette*
Date du visa	Marie-Christine Barrette Chef du Service du financement des sociétés

/ale

Exemption Number
82-34890

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1. Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Esprit Energy Trust ("Esprit" or the "Trust")
Suite 900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

1.2 Executive Officer

The name and business number of the executive officer of Esprit Exploration Ltd., the administrator of the Trust, who is knowledgeable about the significant acquisition and this Report is Greg A. Jerome, Vice President, Finance and Corporate Secretary, and his business telephone number is: (403) 213-3732.

Item 2. Details of Acquisition

2.1 Nature of Assets Acquired

Esprit, Esprit Exploration Ltd. and Resolute Energy Inc. ("Resolute") entered into an arrangement agreement dated March 14, 2005, as amended and restated March 30, 2005 (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement and the plan of arrangement (the "Arrangement") set out therein, the Trust indirectly acquired (the "Acquisition") the majority of Resolute's oil and natural gas assets (the "Resolute Assets"), information in respect of which is contained in Schedule "A" hereto.

2.2 Date of Acquisition

The Acquisition was completed on, and had an effective date for accounting purposes of, April 29, 2005.

2.3 Consideration

As a result of the Arrangement, shareholders of Resolute received from Esprit 0.338 of a Trust Unit for each whole common share of Resolute held. In aggregate, 7,263,691 Class A Trust Units and 16,813,841 Class B Trust Units of the Trust were issued as a result of the Arrangement.

2.4 Effect on Financial Position

The additional production volumes from this transaction are expected to increase Esprit's production base by 6,650 barrels of oil equivalent per day from the effective date of the transaction. The combined production is expected to average 17,650 barrels of oil equivalent per day for the remainder of 2005.

The increased production base and economies of scale are expected to allow the Trust to achieve lower per unit costs for the remainder of the year.

The acquired properties bring several additions to the Trust's existing inventory of development opportunities. For 2005, Esprit has budgeted for $36 million of capital expenditures to develop the assets acquired from Resolute, bringing the full year capital program for the combined assets for the year to $76 million. This additional capital will be spent primarily on drilling approximately 70 wells (gross) mainly focused in the Berry and Winnifred areas, located in central and southern Alberta, respectively. Of the 2005 capital program, over 60 percent, or $46 million, will be spent on drilling, resulting in a joint drilling program of approximately 110 wells (gross) for the year. In addition, $23 million will be spent on facilities with the remaining $7 million allocated to land, seismic and other areas.

Esprit expects to target a net debt to cash flow ratio of between 1.0 and 1.2 times for 2005 and over the long-term. On a combined basis, Esprit's net debt was approximately $142 million after the close of the transaction. The term "net debt" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, this measure, as defined by the Trust, may not be comparable to similar measures presented by other issuers. The Trust considers "net debt" a useful measure of the Trust's total financial leverage.

Esprit expects to maintain its distribution payout ratio of 70 to 75 percent of cash flow and does not expect to alter the level of its current cash distributions. However, distributions are based on commodity price outlooks and other factors and remain subject to change.

Summary Table

	Esprit (Pre-Acquisition)	**Resolute Assets**	**Esprit (Combined)**
Reserves (MMBOE) [(1)(2)]			
Proved Producing	30.6	13.0	43.6
Total Proved	38.2	15.7	53.9
Total Proved plus Probable	49.4	20.4	69.8
Reserve Life – proved plus probable (years) [(3)]	12.3	8.4	10.8
Current production (BOE per day)	11,000	6,650	17,650
Undeveloped land (net acres)	153,000	147,900	300,900
Number of shares/units issued and outstanding at December 31, 2004 (millions) [(4)]	42.2	71.3	66.3

Notes:

(1) Reserves were independently evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ") as of December 31, 2004 in accordance with National Instrument 51-101. See the Trust's revised renewal annual information form for the year ended December 31, 2004 dated March 31, 2005 and Schedule "A" hereto for a description of the reports prepared by GLJ regarding Esprit's pre-Acquisition properties and the Resolute Assets, respectively.

(2) BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six Mcf to one Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) Reserve Life calculated based on current production.

(4) Includes exchangeable shares for Esprit and fully diluted for Resolute.

2.5 Prior Valuations

None

2.6 Parties to Transaction

Not applicable

2.7 Date of Report

July 11, 2005.

Item 3 Financial Statements

The unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of earnings of the Trust for the year ended December 31, 2004 and the three months ended March 31, 2005 giving effect to the Acquisition are attached as Schedule "B" to this Report.

The audited comparative financial statements for Resolute for each of the years ended December 31, 2004 and 2003 are attached as Schedule "C" to this Report. The unaudited comparative financial statements for Resolute for the three months ended March 31, 2005 are attached as Schedule "D" to this Report.

SCHEDULE "A"

INFORMATION CONCERNING THE RESOLUTE ASSETS

Oil and Gas Reserves Data

The tables below summarize the crude oil, natural gas liquids ("NGL") and natural gas reserves of the Resolute Assets and the present worth of future net cash flows associated with such reserves as at December 31, 2004, as evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ") on July 6, 2005 based on constant and forecast price assumptions and have been extracted from the independent engineering evaluation of GLJ in respect thereof (the "GLJ Report"). The GLJ Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluators Handbook (the "COGE Handbook") and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* and the COGE Handbook. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. **All future cash flows are stated prior to provision for indirect costs and lease reclamation costs (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the crude oil, NGL and natural gas reserves of the Resolute Assets provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.**

In the various reserves related tables included herein, columns may not add due to rounding.

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Forecast Price Assumptions)

	Reserves							
	Light/Medium Oil (MBbls)		Heavy Oil (MBbls)		Natural Gas (Bcf)		NGL (MBbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	2,976	2,548	0	0	56.8	47.7	537	359
Developed Non-Producing	170	152	0	0	5.8	4.7	43	29
Undeveloped	212	201	0	0	7.5	6.7	25	17
Total Proved	3,358	2,901	0	0	70.1	59.1	605	405
Probable	1,096	955	0	0	20.8	17.4	176	116
Total Proved plus Probable	4,453	3,857	0	0	91.0	76.5	781	520

	Present Worth Values Before Income Taxes Discounted at (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved					
Developed Producing	282.4	219.8	182.8	158.2	140.6
Developed Non-Producing	21.0	17.4	14.9	13.1	11.8
Undeveloped	21.5	13.1	8.2	5.1	3.0
Total Proved	324.8	250.3	206.0	176.5	155.3
Probable	101.1	58.1	38.7	28.1	21.6
Total Proved plus Probable	426.0	308.4	244.6	204.6	177.0

	Present Worth Values After Income Taxes Discounted at (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved					
Developed Producing	204.8	160.9	134.6	117.0	104.3
Developed Non-Producing/ Undeveloped	27.9	19.3	14.0	10.5	8.0
Total Proved	232.7	180.2	148.6	127.5	112.3
Probable	67.1	38.0	24.9	17.7	13.3
Total Proved plus Probable	299.8	218.2	173.5	145.2	125.6

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Constant Price Assumptions)

	Reserves							
	Light/Medium Oil (MBbls)		Heavy Oil (MBbls)		Natural Gas (Bcf)		NGL (MBbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	2,905	2,470	0	0	57.1	48.0	543	362
Developed Non-Producing	170	152	0	0	5.8	4.7	43	28
Undeveloped	212	201	0	0	7.5	6.7	25	17
Total Proved	3,287	2,822	0	0	70.5	59.4	611	407

	Present Worth Values Before Income Taxes Discounted at (%/year)	
	0 (MM$)	10 (MM$)
Proved		
Developed Producing	317.3	200.4
Developed Non-Producing	25.1	17.1
Undeveloped	27.4	11.4
Total Proved	369.8	228.9

	Present Worth Values After Income Taxes Discounted at (%/year)	
	0 (MM$)	10 (MM$)
Proved		
Developed Producing	228.1	146.3
Developed Non-Producing/ Undeveloped	34.6	17.6
Total Proved	262.7	163.9

Notes:

(1) Columns may not add due to rounding.

(2) **"Gross"** means Resolute's total working interest and/or royalty interest share before royalties owned by others.

"Net" means Resolute's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"Reserves" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the GLJ Report operating costs are assumed to escalate at 2.0% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2005 are as follows:

Gilbert Laustsen Jung Associates Ltd.
Crude Oil and Natural Gas Liquids Price Forecast

Year	WTI at Cushing, Oklahoma	Edmonton Light Sweet 40° API	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus	Inflation Rate	Exchange Rate
	($US/Bbl)	($Cdn/Bbl)	($Cdn/Bbl)	($Cdn/Bbl)	($Cdn/Bbl)	(%/yr)	($US/$Cdn)
2005	42.00	50.25	32.25	37.25	50.75	2.0	0.820
2006	40.00	47.75	30.50	35.25	48.25	2.0	0.820
2007	38.00	45.50	29.00	33.75	46.00	2.0	0.820
2008	36.00	43.25	27.75	32.00	43.75	2.0	0.820
2009	34.00	40.75	26.00	30.25	41.25	2.0	0.820
2010	33.00	39.50	25.25	29.25	40.00	2.0	0.820
2011	33.00	39.50	25.25	29.25	40.00	2.0	0.820
2012	33.00	39.50	25.25	29.25	40.00	2.0	0.820
2013	33.50	40.00	25.50	29.50	40.50	2.0	0.820
2014	34.00	40.75	26.00	30.25	41.25	2.0	0.820
2015	34.50	41.25	26.50	30.50	41.75	2.0	0.820
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.820

Gilbert Laustsen Jung Associates Ltd.
Natural Gas Price Forecast

Year	Alberta Spot AECO-C
	($Cdn/MMbtu)
2005	6.35
2006	6.10
2007	5.90
2008	5.75
2009	5.75
2010	5.75
2011	5.75
2012	5.75
2013	5.85
2014	5.95
2015	6.05
2016+	+2.0%/yr

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2004. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation):

Light Crude Oil at Edmonton, Alberta	$46.54 Cdn/Bbl
WTI Oil at Cushing, Oklahoma....................	$43.45 US/Bbl
Alberta Spot Gas AECO-C	$6.79 Cdn/MMbtu

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m^3 to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m^3.

(6) The GLJ Report estimates the undiscounted future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on forecast costs from Proved plus Probable Reserves to be an aggregate of $26.7 mm, of which $15.5 mm is to be expended in 2005, $9.9 mm is to be expended in 2006, $0.0 mm is to be expended in 2007 and $1.3 mm thereafter (or based on constant costs: an aggregate of $26.3 mm, of which $15.5 mm is to be expended in 2005, $9.7 mm is to be expended in 2006, $0.0 mm is to be expended in 2007 and $1.1 mm thereafter).

(7) Substantially all of the Developed Producing Reserves evaluated in the GLJ Report were on production at December 31, 2004.

(8) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the GLJ Report (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves).

The following tables set forth the following elements of future net revenue attributed to Proved Reserves and Proved plus Probable Reserves in respect of the Resolute Assets as of December 31, 2004 estimated based on constant and forecast price assumptions and calculated without discount:

Total Future Net Revenue
(Undiscounted)
(Based on Forecast Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves	593.1	86.7	152.8	18.2	10.5	324.8	92.1	232.7
Proved plus Probable Reserves....................................	785.3	114.6	205.9	26.7	12.1	426.0	126.2	299.8

Total Future Net Revenue
(Undiscounted)
(Based on Constant Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves	617.5	91.7	129.9	17.9	8.2	369.8	107.2	262.7
Proved plus Probable Reserves....................................	806.0	121.0	168.6	26.3	8.7	481.2	144.7	336.5

The following tables set forth the future net revenue (before deducting future income tax expenses) of the Resolute Assets as of December 31, 2004 estimated based on forecast and constant price assumptions and calculated using a discount rate of 10 percent:

Future Net Revenue
By Production Group
(Based on Forecast Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves	Light/Medium Oil	51.5
	Heavy Oil	0.0
	Natural Gas	148.3
	NGL	6.2
	Sulphur	0.0
	Total	206.0
Proved plus Probable Reserves	Light/Medium Oil	63.6
	Heavy Oil	0.0
	Natural Gas	173.7
	NGL	7.3
	Sulphur	0.0
	Total	244.6

Future Net Revenue
By Production Group
(Based on Constant Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves	Crude Oil	52.6
	Natural Gas	171.7
	NGL	4.6
	Sulphur	0.0
	Total	228.9
Proved plus Probable Reserves	Crude Oil	62.8
	Natural Gas	204.7
	NGL	5.4
	Sulphur	0.0
	Total	272.9

Reconciliation of Reserves

The following table provides a reconciliation of Resolute's net reserves of crude oil, natural gas and NGL for the year ended December 31, 2004 presented using forecast prices and costs.

Reconciliation of Company Net Reserves
By Principal Product Type

(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Conventional Natural Gas			Natural Gas Liquids			BOE		
Factors	Net proved (MBbl)	Net Probable (MBbl)	Net Proved Plus Probable (MBbl)	Net proved (MBbl)	Net Probable (MBbl)	Net Proved Plus Probable (MBbl)	Net Proved (Bcf)	Net Probable (Bcf)	Net Proved Plus Probable (Bcf)	Net proved (MBbl)	Net Probable (MBbl)	Net Proved Plus Probable (MBbl)	Net Proved (MBOE)	Net Probable (MBOE)	Net Proved Plus Probable (MBOE)
January 1, 2004[3]	2,684	510	3,194	0	0	0	54.6	14.9	69.5	565	99	664	12,342	3,100	15,442
Extensions	320	369	689	0	0	0	9.7	2.2	11.9	32	34	67	1,976	765	2,741
Improved Recovery	308	73	381	0	0	0	4.9	1.4	6.2	14	3	17	1,134	304	1,438
Technical Revisions	39	1	40	0	0	0	(4.7)	(0.8)	(5.5)	(143)	(24)	(167)	(891)	(153)	(1,044)
Discoveries	0	0	0	0	0	0	1.0	0.9	1.8	0	0	0	161	142	303
Acquisitions	0	0	0	0	0	0	1.2	0.3	1.4	0	0	0	194	44	238
Dispositions	(85)	(14)	(99)	0	0	0	(0.2)	(1.7)	(1.8)	0	0	0	(112)	(292)	(405)
Economic Factors	105	18	123	0	0	0	0.6	0.1	0.7	3	2	5	206	41	247
Production	(470)	0	(470)	0	0	0	(7.9)	0.0	(7.9)	(66)	0	(66)	(1,860)	0	(1,837)
January 1, 2005	2,901	956	3,857	0	0	0	59.1	17.4	76.5	405	115	520	13,149	3,975	1,7123

Notes:

(1) The Technical Revisions presented above include additions associated with Infill Drilling, to be consistent with companies reporting under U.S. FASB regulations. The following are the additions associated with Infill Drilling:

	Net Proved	Net Probable	Net Proved Plus Probable
Light and Medium Oil – MBbls	0	0	0
Heavy Oil – MBbls	0	0	0
Gas – MMcf	0	0	0
NGL – MBbls	0	0	0

(2) Resolute has no unconventional reserves (Bitumen, Synthetic Crude Oil, Natural Gas from Coal, etc.).

(3) Reserves information is based on an independent engineering evaluation of oil and gas reserves of Resolute as at December 31, 2003, as evaluated by GLJ on February 17, 2004.

Future Net Revenue Reconciliation

The following table provides a reconciliation of the estimates of the future net revenue (estimated using constant prices and costs and calculated using a discount rate of 10 percent) attributed to Proved Reserves:

Period and Factor	Before Tax 2004 (M$)
Estimated Net Present Value at December 31, 2003	191,929
Oil and Gas Sales During the Period Net of Production Costs and Royalties[1]	(44,618)
Changes due to Prices, Production Costs and Royalties Related to Future Production[2]	24,022
Development Costs During the Period[3]	5,105
Changes in Forecast Development Costs[4]	(26,031)
Changes Resulting from Extensions and Improved Recovery[5]	65,143
Changes Resulting from Discoveries[5]	8,984
Changes Resulting from Acquisitions of Reserves[5]	1,541
Changes Resulting from Dispositions of Reserves[5]	(749)
Accretion of Discount[6]	14,595

Period and Factor	Before Tax 2004 (M$)
Net Change in Income Taxes[7]	(3,267)
Changes Resulting from Technical Reserves Revisions	(7,746)
All Other Changes	0
Estimated Net Present Value at December 31, 2004	228,908

Notes:

(1) Before income taxes, excluding G&A.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs for the properties evaluated at the beginning of the period.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of Resolute. The reserve data included herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The actual production, revenues, taxes and development and operating expenditures of Resolute with respect to these reserves will vary from such estimates, and such variances could be material.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, as interpreted by the securities regulatory authorities in Canada, Resolute has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Undeveloped Lands

The following table sets out undeveloped land holdings in respect of the Resolute Assets as at December 31, 2004.

	Gross Acres (1)	Net Acres (2)
Western Canada	208,981	147,381
Total	**208,981**	**147,381**

Notes:

(1) "**Gross**" refers to the total acres in which Resolute has an interest.

(2) "**Net**" refers to the total acres in which Resolute has an interest, multiplied by the percentage working interest therein owned by Resolute.

Undeveloped Reserves

As of December 31, 2004, proved undeveloped reserves of 237 MBbls of oil and NGL and 7.5 Bcf of natural gas and probable reserves of 1,272 MBbls of oil and NGL and 20.8 Bcf of natural gas, were attributable to the Resolute Assets. Substantially all of these reserves are scheduled to be placed on production within the next two years. The future capital associated with these reserves is described in the "Future Development Costs" section of this schedule.

Properties with No Attributed Reserves

As at December 31, 2004, the undeveloped land position for the Resolute Assets was approximately 147,381 net acres.

The Resolute Assets include interests in 14,302 net acres with 2005 expiry dates, however, a substantial amount of these lands can be continued by proving production capability.

Oil and Gas Wells

The following table sets forth the number and status of wells in respect of the Resolute Assets in which Resolute had a working or a royalty interest as at December 31, 2004 which are producing or which Resolute considers to be capable of production.

	Producing				Shut-in(1)(4)			
	Oil		Gas		Oil		Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	161	108	362	283.3	3	3	8	7.1
Saskatchewan	25	8	0	0	3	3	0	0
Total	186	116	362	283.3	6	6	8	7.1

Notes:

(1) "**Shut-in**" wells means wells which are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "**Gross**" wells are defined as the total number of wells in which Resolute has an interest.

(3) "**Net**" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Resolute's percentage working interest therein.

(4) All shut-in wells are within five kilometers of pipeline facilities.

Production History

The following two tables set forth in respect of the Resolute Assets the average daily production volume before deductions of royalties payable to others, crude oil prices, and net oil and gas capital expenditures incurred for each of the last eight quarters and the years then ended. Also shown are average annual netbacks received by product category.

2004 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (Bbl/d)	1,636	1,415	1,429	1,464	1,486
NGL (Bbl/d)	174	230	336	343	271
Natural Gas (Mcf/d)	22,658	24,111	27,558	30,029	26,001
Oil and NGL Netback ($/Bbl)(1)					
Revenue	40.85	45.80	49.01	49.21	46.58
Royalties	(8.16)	(10.15)	(13.11)	(11.87)	(11.01)
Operating Expenses	(9.15)	(9.12)	(10.10)	(9.54)	(9.51)
Netback	23.54	26.53	25.81	27.80	26.06
Natural Gas Netback ($/Mcf)(1)					
Revenue	7.34	7.31	6.39	6.69	6.90
Royalties	(1.57)	(1.57)	(1.13)	(1.54)	(1.44)
Operating Expenses	(1.04)	(1.18)	(1.13)	(1.20)	(1.14)
Netback	4.73	4.55	4.13	3.96	4.31
Capital Expenditures ($000's)					
Western Canada					
Acquisitions / (Dispositions)	100	-	(473)	(195)	(568)
Exploration and Development	17,531	5,364	7,555	7,596	38,046
Plants, Facilities and Pipelines	6,859	6,475	6,017	2,627	21,978
Land and Lease	2,032	638	578	695	3,943
Capitalized G&A	1,067	1,915	1,265	1,736	5,983
Other capital costs	-	-	-	-	-
Total	27,589	14,392	14,942	12,459	69,382

Note:

(1) Operating expenses are allocated between NGLs and natural gas in the ratio of gross revenue received for each product during the period.

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Oil (Bbl/d)	1,445	1,434	1,612	1,506	1,500
NGL (Bbl/d)	212	253	201	205	217
Natural Gas (Mcf/d)	20,732	21,376	22,546	23,977	22,167
Oil and NGL Netback ($/Bbl)(1)					
Revenue	45.05	34.53	36.01	33.98	37.22
Royalties	(10.83)	(7.40)	(7.99)	(7.06)	(8.26)
Operating Expenses	(10.66)	(11.14)	(10.88)	(11.54)	(11.07)

2003 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Netback	23.56	15.99	17.15	15.38	17.89
Natural Gas Netback ($/Mcf)[1]					
Revenue	8.16	6.80	5.89	5.84	6.62
Royalties	(1.62)	(1.48)	(0.88)	(0.92)	(1.21)
Operating Expenses	(0.90)	(0.96)	(0.97)	(0.94)	(0.94)
Netback	5.64	4.36	4.03	3.97	4.47
Capital Expenditures ($000's)					
Western Canada					
Acquisitions	50	7,834	304	114	8,302
Exploration and Development	3,831	8,726	14,985	6,274	33,816
Plants, Facilities and Pipelines	453	2,278	1,739	2,849	7,319
Land and Lease	1,318	2,969	5,142	635	10,064
Capitalized G&A	919	652	524	1,128	3,223
Other capital costs	-	-	-	-	-
Total	6,571	22,459	22,694	11,000	62,724

Note:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

Production Estimates

The following table provides a summary of the forecast production volumes estimated for 2005 in the GLJ Report.

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent	
	W.I. Bbl/d	Net Bbl/d	W.I. Bbl/d	Net Bbl/d	W.I. Mcf/d	Net Mcf/d	W.I. Bbl/d	Net Bbl/d	W.I. BOE/d	Net BOE/d
Proved Producing	1,380	1,165	0	0	24,700	19,820	220	149	5,717	4,618
Total Proved	1,535	1,293	0	0	27,856	22,225	250	169	6,428	5,166
Total Proved plus Probable	1,659	1,385	0	0	29,676	23,560	280	189	6,884	5,501

Drilling History

The following table sets forth the gross and net exploratory and development wells for the Resolute Assets in which Resolute participated during the period indicated.

	Year Ended December 31, 2004	
	Gross[1]	Net[2]
Exploratory		
Oil	9	8.6
Gas	17	16.8
Service	0	0.0
Dry	5	5.0

Total	**31**	**30.4**
Development		
Oil	3	3.0
Gas	41	38.8
Service	0	0.0
Dry	3	3.0
Total	**47**	**44.8**

Notes:

(1) "**Gross**" wells means the number of wells in which Resolute has an interest.

(2) "**Net**" wells means the aggregate of the numbers obtained by multiplying each gross well by Resolute's percentage working interest therein.

Capital Expenditures

In 2004, exploration and development capital expenditures were $64.538 million, which resulted in a proved plus probable reserves finding and development cost of $17.51/BOE[(1)]. The breakdown for Resolute's capital expenditures during 2004 in respect of the Resolute Assets is presented below:

	($ 000's)
Drilling and Completions	35,652
Facilities	21,979
Seismic	2,394
Land	3,942
Capitalized G&A	571
Total Exploration and Development Capital	64,538
Acquisitions/dispositions	(1,139)
Other	5,983
Total	**69,382**

Note:

(1) Exploration and development capital expenditures were $64.538 million for the year ended December 31, 2004.

Future Development Costs

The following table sets forth the amount of future development costs estimated, in total, calculated using no discount and using a discount rate of 10% in respect of development costs deducted in the estimation of future net revenue:

	Reserves Case (MM$)		
	Proved	**Proved**	**Proved plus Probable**
	Constant Prices & Costs	**Forecast Prices & Costs**	**Forecast Prices & Costs**
2005	8.6	8.6	15.5
2006	8.2	8.4	9.9
2007	0.0	0.0	0.0
2008	0.1	0.1	0.2
2009	0.4	0.4	0.4
Thereafter	0.6	0.7	0.7

Total (Undiscounted)	17.9	18.2	26.7
Total (Discounted at 10%)	15.9	16.1	24.0

Future Commitments

At December 31, 2004, Resolute had the following hedging positions in place in respect of the Resolute Assets:

Commodity	Contract Type	Contract Period	Notional Contract Amounts (gj/d)	Average fixed Price ($/gj)	Unrecognized gain/(loss) at December 31, 2004
Gas	AECO Collar	November 1, 2004 – March 31, 2005	10,000	7.70-9.32	$1.3 MM
Gas	AECO Collar	April 1, 2005 – October 31, 2005	7,000	5.75-7.68	-
Gas	AECO Collar	April 1, 2005 – October 31, 2005	5,000	7.70-7.35	-

Development

During 2005, Esprit intends to undertake oil and natural gas development projects that realize commercial value with low finding and development costs on the Resolute Assets.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. There are approximately 550 net wells to be reclaimed. The total abandonment and reclamation costs are estimated to be $28.2 million (without discount) and $11.1 million (discounted at 7%). In the next three financial years, a total of $4.3 million are expected to be incurred.

Tax Horizon

In 2004, Resolute was not subject to current taxes in Canada other than Large Corporations Tax ("LCT") and Saskatchewan Resource Surcharge ("SRC"), which amounted to $0.5 million. It is anticipated that Resolute will pay current income taxes in 2005, the amount which will be determined by a number of factors in the future, including commodity prices, production, corporate expenses and both the type and amount of capital expenditures incurred.

SCHEDULE "B"



COMPILATION REPORT

To the Board of Trustees of Esprit Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of Esprit Energy Trust (the "Trust") as at March 31, 2005 and the unaudited pro forma consolidated statements of income for the three-month period then ended and for the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Esprit Energy Trust" to the unaudited consolidated financial statements of the Trust as at March 31, 2005 and for the three-month period then ended and the audited consolidated financial statements of the Trust for the year ended December 31, 2004, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Resolute Energy Inc." to the unaudited consolidated financial statements of Resolute Energy Inc. ("Resolute") as at March 31, 2005 and for the three-month period then ended and the audited consolidated financial statements of Resolute for the year ended December 31, 2004, respectively, and found them to be in agreement.
3. Compared the figures in the column captioned "ProspEx" to the unaudited schedule of revenues and operating expenses of the properties transferred to ProspEx Resources Ltd. for the nine-month period ended September 30, 2004 and found them to be in agreement.
4. Compared the figures in the columns captioned "Cordero" to an unaudited schedule of revenues and operating expenses of the properties transferred to Cordero for the three-month period ended March 31, 2005 and the audited schedule of revenues and operating expenses of the properties transferred to Cordero for the year ended December 31, 2004, respectively, and found them to be in agreement.
5. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for the determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply in all material respects with the published requirements of Canadian Securities legislation.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian Securities legislation.

6. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Esprit Energy Trust" and "Resolute Energy Inc." as at March 31, 2005 and for the three-month period then ended and for the year ended December 31, 2004, and found the amounts in the column captioned "Pro Forma Esprit Energy Trust" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
June 30, 2005

ESPRIT ENERGY TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET
As at March 31, 2005
(unaudited)

	Esprit Energy Trust	Resolute Energy Inc.	Pro Forma Adjustments		Pro Forma Esprit Energy Trust
ASSETS					
Current assets					
Cash	$ -	149,623	-		149,623
Accounts receivable	22,238,162	15,087,173	-		37,325,335
Prepaid expenses	3,045,008	-	-		3,045,008
	25,283,170	15,236,796	-		40,519,966
Capital assets, net	358,049,446	241,811,847	50,074,152	2(f)	649,935,445
Goodwill	-	-	128,305,909	2(f)	128,305,909
TOTAL ASSETS	$ 383,332,616	257,048,643	178,380,061		818,761,320
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	$34,591,248	26,870,391	7,540,000	2(e)	69,001,639
Bank indebtedness	-	9,118,381	-		9,118,381
Distributions payable	5,632,200	-	3,370,854	2(g)	9,003,054
	40,223,448	35,988,772	10,910,854		87,123,074
Long-term debt	93,166,357	41,000,000	(28,185,373)	2(c)	95,679,493
			(10,301,491)	2(f)	
Future income tax liability	18,793,428	27,087,788	46,783,700	2(f)	91,842,044
			(1,267,474)	2(e)	
			444,602	2(i)	
Asset retirement obligation	11,103,451	12,604,877	(1,322,433)	2(i)	22,385,895
TOTAL LIABILITIES	163,286,684	116,681,437	17,062,385		297,030,506
NON-CONTROLLING INTEREST	15,516,643	-	-		15,516,643
UNITHOLDERS' EQUITY					
Unitholders' capital/share capital	298,132,835	121,839,888	1,519,677	2(j)	603,188,571
			131,596,361	2(f)	
			(6,272,526)	2(e)	
			877,831	2(i)	
			28,185,373	2(c)	
			17,007,641	2(j)	
			10,301,491	2(f)	
Contributed surplus	429,992	1,519,677	(1,519,677)	2(j)	429,992
Accumulated distributions	(33,679,831)	-	(3,370,854)	2(g)	(37,050,685)
Accumulated earnings (deficit)	(60,353,707)	17,007,641	(17,007,641)	2(j)	(60,353,707)
	$ 383,332,616	257,048,643	178,380,061		816,761,320

See accompanying notes

ESPRIT ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the Three Months Ended March 31, 2005
(unaudited)

	Esprit Energy Trust	Resolute Energy Inc.	Pro Forma Adjustments Cordero (note 3)	Other (note 3)		Pro forma Esprit Energy Trust
REVENUE						
Oil and gas	$ 42,638,259	27,684,837	(1,590,509)	-		$68,732,587
Royalties	(10,190,092)	(5,646,415)	259,716	(125,000)	3(a)	(15,701,791)
	32,448,167	22,038,422	(1,330,793)	(125,000)		53,030,796
EXPENSES						
Operating	7,411,935	4,709,044	(304,447)	-		11,816,532
Transportation and selling	-	530,638	(34,424)	-		496,214
Depletion, depreciation and amortization	10,186,342	8,209,857	-	619,645	3(b)	19,015,844
General and administrative	1,572,698	1,259,224	-	-		2,831,922
Interest and other	883,729	417,835	-	(159,000)	3(c)	1,142,564
Stock-based compensation	429,992	234,849	-	-		664,841
Accretion of asset retirement obligation	193,428	223,759	-	(23,123)	3(d)	394,064
Other	17,804	-	-	-		17,804
Earnings (loss) before income *taxes and non-controlling interest*	11,752,239	6,453,216	(991,922)	(562,522)		16,651,011
Income Taxes						
Current	95,531	687,320	-	86,445	3(e)	869,296
Future (reduction)	69,692	1,721,557	-	(522,604)	3(e)	1,268,645
	165,223	2,408,877	-	(436,159)		2,137,941
Non-controlling interest	558,493	-	-	137,061	3(f)	695,554
Net earnings for the year	$ 11,028,523	4,044,339	(991,922)	(263,424)		$ 13,817,516

Net earnings per unit	
Basic	$0.22
Diluted	$0.21

See accompanying notes

ESPRIT ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the Year Ended December 31, 2004
(unaudited)

	Esprit Energy Trust	Resolute Energy Inc.	Pro Forma Adjustments				Pro forma Esprit Energy Trust
			ProspEx	Cordero	Other		
	(audited)	(audited)	(note 1)	(note 3)	(note 3)		(unaudited)
REVENUE							
Oil and gas	$184,648,820	97,652,709	(14,140,588)	(3,645,181)	-		$264,515,760
Royalties	(44,548,862)	(20,395,353)	2,805,224	557,221	(500,000)	3(a)	(62,081,770)
	140,099,958	77,257,356	(11,335,364)	(3,087,960)	(500,000)		202,433,990
EXPENSES							
Operating	35,091,781	16,212,364	(2,274,447)	(724,078)	-		48,305,620
Transportation and selling	-	2,075,641	-	(99,781)	-		1,975,860
Depletion, depreciation and amortization	44,876,757	27,110,683	-	-	12,415,326	3(b)	84,402,766
General and administrative	5,014,302	4,644,009	-	-	-		9,658,311
Interest and other	3,232,677	1,184,252	-	-	(849,000)	3(c)	3,567,929
Stock-based compensation	1,834,892	921,226	-	-	-		2,756,118
Accretion of asset retirement obligation	902,494	532,756	(137,354)	-	(69,713)	3(d)	1,228,183
Plan of arrangement and other	8,496,858	10,194	-	-	-		8,507,052
Earnings (loss) before income taxes and non-controlling interest	40,650,197	24,566,231	(8,923,563)	(2,264,101)	(11,996,613)		42,032,151
Income Taxes							
Current	771,476	475,788	-	-	376,400	3(e)	1,623,664
Future (reduction)	11,085,696	8,412,963	-	-	(7,794,555)	3(e)	11,704,104
	11,857,172	8,888,751	-	-	(7,418,155)		13,327,768
Non-controlling interest	694,016	-	-	-	(4,677)	3(f)	689,339
Net earnings for the year	$ 28,099,009	15,677,480	(8,923,563)	(2,264,101)	(4,573,781)		$ 28,015,044

Net earnings per unit	
Basic	$0.44
Diluted	$0.43

See accompanying notes

ESPRIT ENERGY TRUST

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2005 and the pro forma consolidated statements of earnings for the three months ended March 31, 2005 and the year ended December 31, 2004 have been prepared for inclusion in a business acquisition report describing the material change resulting from the acquisition of all of the outstanding shares of Resolute Energy Inc. ("Resolute"). As part of a plan of arrangement, certain assets were transferred to a separate exploration and coalbed methane development company ("Cordero") which is owned by the former shareholders of Resolute.

Pursuant to the arrangement, Resolute shareholders received 0.338 units of the Trust and 0.2857 shares of Cordero for each Resolute share. Resolute shareholders also received for each share, 0.0269 of a Cordero transaction warrant, exercisable for 30 days.

On October 1, 2004 pursuant to a plan of arrangement, through its subsidiary Esprit Acquisition Corp., the Trust acquired the shares of Esprit Exploration Ltd. and approximately 10% of the existing proven oil and natural gas properties held by the Corporation were transferred to ProspEx Resources Ltd ("ProspEx"). The net book value of oil and natural gas properties of the Trust were allocated to ProspEx and the Trust based on the portion of the oil and natural gas reserves that were transferred. The pro forma consolidated statement of earnings has been adjusted for the earnings related to the assets transferred to ProspEx for the period prior to October 1, 2004.

The pro forma financial statements include the accounts of the Trust and its wholly-owned subsidiaries. The pro forma financial statements have been prepared by the management of the Trust in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives effect to the transaction and assumptions described in note 2 as if they had occurred as at the date of the balance sheet. The pro forma consolidated statements of earnings give effect to the transactions and assumptions described in note 3 as if they had occurred at the beginning of the period. In the opinion of management, the pro forma financial statements include all necessary adjustments for the fair presentation of the ongoing entity. In preparing these pro forma statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings that could result from combining the operations of the Trust and Resolute. The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

The accounting policies used in the preparation of the pro forma financial statements are consistent with those used in the unaudited consolidated financial statements of the Trust as at and for the three month period ended March 31, 2005 and the audited consolidated financial statements of the Trust as at and for the year ended December 31, 2004. The pro forma financial statements have been prepared from information derived from and should be read in conjunction with the unaudited Trust and Resolute financial statements as at and for the three month period ended March 31, 2005, the audited Trust and Resolute financial statements as at and for the year ended December 31, 2004, and the audited schedule of revenues and operating expenses of the properties transferred to Cordero.

2. PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (AS AT MARCH 31, 2005)

Under an arrangement, the shares of Resolute were acquired by Esprit Exploration Ltd., following which the two were merged. The assets and liabilities acquired by Esprit Exploration Ltd. will be recorded at fair market value.

The unaudited pro forma balance sheet gives effect to the following transactions, assumptions and adjustments:

(a) Through a plan of arrangement, the shares of Resolute were acquired by Esprit Exploration Ltd. on the basis of 0.338 units of the Trust for each Resolute share. Following the acquisition of Resolute by Esprit Exploration Ltd., the two were merged and certain former Resolute assets were transferred to a separate exploration and coalbed methane development company, Cordero.

(b) For purposes of the purchase price determination, the Trust has used a unit price of $12.52 per unit, being the average market price of the Class B Trust Units on the days surrounding the transaction less a discount representative of estimated underwriter's fees.

(c) The unaudited pro forma consolidated financial statements reflect that all in-the-money Resolute stock options and warrants were exercised prior to the transaction resulting in $28,185,373 in proceeds. The option proceeds have been reflected as a decrease in bank debt assumed on the acquisition.

(d) Following the exercise of all in-the-money Resolute stock options and warrants, Resolute had a total of 71,235,302 issued and outstanding common shares and all Resolute shares were tendered for Trust Units under the arrangement, resulting in the issuance of 24,077,532 Trust Units.

(e) The unaudited pro forma consolidated balance sheet includes $7,540,000 in costs expected to be incurred by Resolute and Esprit for severance, professional, advisory and other transaction costs. These costs have been reflected as an increase in accounts payable.

(f) The transaction has been accounted for using the purchase price method.

Fair value of Trust units issued	$	301,495,748
April distribution on Trust units issued to former Resolute shareholders		3,370,854
Estimated Trust transaction costs		3,629,382
Total cost of acquisition		308,495,984
Net book value of Resolute assets acquired[1]		(176,899,623)
Cost in excess of book value	$	131,596,361

Allocated as follows:		
Property, plant and equipment	$	50,074,152
Goodwill		128,305,909
Future income taxes		(46,783,700)
	$	131,596,361

[1] Reflects Resolute's net book value at March 31, 2005 of $140,367,206 adjusted for $28,185,373 in option proceeds received upon closing, the transfer of certain former Resolute assets to Cordero for net proceeds of $10,301,491, a decrease in the asset retirement obligation of $1,322,433 and $3,276,881 in transaction costs to be paid by Resolute, net of the future tax benefits.

The above amounts are estimates, which were made by management at the time of the arrangement based on the information available at the time. Amendments may be made to these amounts as values subject to estimate are finalized.

(g) The distributions payable amount has been adjusted by $3,370,854 to reflect the April distribution on Trust units issued to former Resolute shareholders.

(h) The future income tax liability has been adjusted to reflect the tax effect of: (i) the transaction costs, and (ii) the book basis of the Resolute assets in excess of their tax basis.

(i) As part of the plan of arrangement, certain Resolute assets were transferred to Cordero. The asset retirement obligation has been adjusted to reflect the transfer of the retirement obligations related to these assets.

(j) Other adjustments include a reclassification of Resolute's contributed surplus balance and retained earnings to unitholders' capital.

3. PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE YEAR ENDED DECEMBER 31, 2004)

The unaudited pro forma consolidated statements of earnings for the three month period ended March 31, 2005 and for the year ended December 31, 2004 give effect to the transactions and adjustments referred to in note 2 effective January 1, 2005 and January 1, 2004 respectively, as follows:

(a) As Esprit has claimed the maximum credit available under the ARTC program, royalties have been adjusted to reflect that no ARTC will be available on crown royalties paid on Resolute production.

(b) Depletion, depreciation and amortization expense has been increased to reflect the effect of the pro forma adjustment to the carrying value of property, plant and equipment based on the combined reserves and production of the Trust and Resolute.

(c) Interest expense has been adjusted to reflect a net reduction in debt as a result of the receipt of Resolute option exercise proceeds and the payment of transaction costs.

(d) As part of the plan of arrangement, certain Resolute assets were transferred to Cordero. The accretion of the asset retirement obligation has been adjusted to reflect the transfer of the retirement obligations related to these assets. The accretion for the year ended December 31, 2004 has also been adjusted for the assets transferred to ProspEx in 2004.

(e) The provision for future income taxes has been decreased to give effect to the pro forma adjustments. Federal large corporations tax expense has been increased to reflect the pro forma capital structure following the transaction.

(f) The non-controlling interest has been adjusted to give effect to the inclusion of Resolute's earnings after the pro forma adjustments.

4. PRO FORMA SHARE CAPITAL

For the quarter ended March 31, 2005	Number of weighted average Trust Units	
	Basic	Diluted
Trust Units held by former Esprit Energy Trust unitholders	40,177,704	42,311,976
Trust Units issued to former Resolute shareholders	24,077,532	24,077,532
	64,255,236	66,389,508

5. UNAUDITED PRO FORMA CASH FLOW FROM OPERATIONS

Cash flow from operations is not a standard measure under Canadian generally accepted accounting principles. Cash flow from operations in this table may not be comparable to similar measures by other energy trusts or similar entities.

		Three months ended March 31, 2005	Year ended December 31, 2004
Pro forma net earnings	$	13,817,516	28,015,044
Add:			
Depreciation, depletion and amortization		19,015,844	84,402,766
Stock-based compensation		664,841	2,756,118
Accretion of asset retirement obligation		394,064	1,228,183
Future income taxes		1,268,645	11,704,104
Non-controlling interest		695,554	689,339
Pro forma cash flow from operations [1]	$	35,856,464	128,795,554

[1] Represents cash flow from operations before capital expenditures, asset retirement expenditures, debt repayments or borrowings and working capital changes to be made at the discretion of management.

SCHEDULE "C"



Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Auditors' Report

To the Shareholders of **Resolute Energy Inc.**:

We have audited the consolidated balance sheets of **Resolute Energy Inc.** as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta
March 14, 2005

Consolidated Balance Sheets

($000s)	December 31 2004	December 31 2003[1]
Assets		
Current		
Cash	**150**	1,443
Accounts receivable	**12,976**	10,788
	13,126	12,231
Petroleum and natural gas interests (note 6)	**219,307**	161,853
	232,433	174,084
Liabilities		
Current		
Accounts payable and accrued liabilities	**19,683**	16,189
Bank indebtedness	**2,426**	-
	22,109	16,189
Long-term debt (note 7)	**37,000**	16,000
Future income taxes (note 12)	**25,366**	16,953
Asset retirement obligations (note 8)	**12,100**	7,057
Commitments (note 15)		
Shareholders' equity		
Share capital (notes 9 and 10)	**121,610**	120,235
Contributed surplus	**1,285**	364
Retained earnings (deficit)	**12,963**	(2,714)
	135,858	117,885
	232,433	174,084

(1) Restated (note 3).

See accompanying notes.

On behalf of the Board

Director Director

Consolidated Statements of Operations and Retained Earnings (Deficit)

($000s, except per share amounts)	Years ended December 31 2004	2003[1]
Revenue		
Gross oil and natural gas revenue (note 4)	**97,653**	81,644
Royalties	**(20,395)**	(15,298)
	77,258	66,346
Expenses		
Operating	**16,212**	15,386
Transportation and selling (note 4)	**2,076**	1,755
Administrative	**4,644**	4,920
Interest (note 7)	**1,184**	868
Depletion, depreciation and amortization	**27,111**	19,256
Accretion (note 8)	**533**	444
Stock-based compensation (note 10)	**921**	364
Other expenses (income)	**11**	(6)
	52,692	42,987
Income from continuing operations before income taxes	**24,566**	23,359
Income taxes (note 12)		
Current income taxes	**476**	454
Future income taxes	**8,413**	5,708
	8,889	6,162
Net income from continuing operations	**15,677**	17,197
Discontinued operations		
Net loss from discontinued operations (note 5)	**-**	(5,913)
Net income	**15,677**	11,284
Retained earnings (deficit), beginning of period (note 3)	**(2,714)**	(15,598)
Retroactive application of changes in accounting policies (note 3)	**-**	1,600
Retained earnings (deficit), beginning of period as restated	**(2,714)**	(13,998)
Retained earnings (deficit), end of period	**12,963**	(2,714)
Net income per share from continuing operations (note 11)		
Basic	**0.26**	0.29
Diluted	**0.25**	0.28
Net income per share (note 11)		
Basic	**0.26**	0.19
Diluted	**0.25**	0.19

(1) Restated (notes 3 and 4).

See accompanying notes.

Consolidated Statements of Cash Flow

($000s)

	Years ended December 31 2004	2003[(1)]
Cash flows from the following:		
Operating activities		
Net income	**15,677**	11,284
Items not affecting cash		
Depletion, depreciation and amortization	**27,111**	19,256
Accretion (note 8)	**533**	444
Future income taxes	**8,413**	5,708
Stock-based compensation	**921**	364
Net loss from discontinued operations	**-**	5,913
Cash flow from operations	**52,655**	42,969
Asset retirement obligation expenditures (note 8)	**(107)**	(98)
Changes in non-cash working capital (note 13)	**165**	198
	52,713	43,069
Financing activities		
Issue of common shares net of issue expenses (note 9)	**1,375**	2,026
Debt – drawdown (repayment) of loan facility	**21,000**	(4,775)
Increase (decrease) in bank indebtedness	**2,426**	-
Repayments from (advances to) discontinued operations	**-**	831
	24,801	(1,918)
Investing activities		
Petroleum and natural gas expenditures	**(79,945)**	(62,733)
Changes in non-cash working capital (note 13)	**1,138**	(1,695)
Disposition of Equatorial Indonesia (note 5)	**-**	23,181
	(78,807)	(41,247)
Net (decrease) increase in cash	**(1,293)**	(96)
Cash, beginning of period	**1,443**	1,539
Cash, end of period	**150**	1,443

(1) Restated (note 3).

See accompanying notes.

RESOLUTE ENERGY INC.

Notes to Consolidated Financial Statements

For the year ended December 31, 2004 (tabular amounts in thousands of dollars, except as otherwise stated).

1. Description of Business

Resolute Investments Inc. was incorporated on June 6, 2001 and commenced operations on October 1, 2001. The Company is in the business of exploration, development and production of petroleum and natural gas reserves.

On June 14, 2002, Resolute Investments Inc. acquired Equatorial Energy Inc. ("Equatorial"). The transaction was accounted for as a reverse takeover whereby Resolute Investments Inc. became a wholly-owned subsidiary of Equatorial.

On November 14, 2002, Equatorial changed its name to Resolute Energy Inc. ("Resolute" or the "Company").

On July 23, 2003, the Company completed the sale of its Indonesian subsidiary. The consolidated financial statements for the year ended December 31, 2003 included the wholly-owned subsidiaries Equatorial Energy (International) Inc. and Equatorial Energy Trading Corp., which were amalgamated December 30, 2003 and dissolved November 11, 2004. For the year ended December 31, 2003, the financial position and results of operations of the Indonesian subsidiaries have been reclassified as discontinued operations. For the year ended December 31, 2004, the consolidated financial statements include the accounts of the Company and its remaining wholly owned subsidiary, Resolute Investments Inc.

2. Significant Accounting Policies

The consolidated financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles and are expressed in Canadian dollars. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

(a) Joint-Venture Activities

A portion of the Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect the Company's proportionate interest in such activities.

(b) Cash

Cash includes cash and short-term investments with a maturity of 90 days or less at the time of issue.

(c) *Petroleum and Natural Gas Interests*

Capitalized Costs

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs relating to exploration for and development of petroleum and natural gas reserves are capitalized in one Canadian cost centre. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells, tangible equipment and administrative costs directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and Depreciation

The costs associated with proved reserves are depleted or depreciated using the unit-of-production method based on an independent engineering estimate of the Company's share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Office equipment is amortized on a straight-line basis over five years.

Impairment

Petroleum and natural gas assets are evaluated at least annually to determine that the costs are recoverable. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the assets. If the carrying value is assessed as unrecoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free rate.

Asset Retirement Obligations

The fair value of a liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined, with a corresponding increase to the carrying amount of the related asset. The asset recorded is depleted on a unit-of-production basis over the life of the resources. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations.

(d) *Revenue Recognition*

Revenue is recognized when title passes to the customer.

(e) *Foreign Currency Translation*

Transactions of the Company that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the consolidated balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect when the assets are acquired or the liabilities assumed. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of income for the period.

(f) *Stock-Based Compensation Plans*

The Company has a stock option plan that allows employees, independent directors and consultants to be granted options to purchase common shares at a fixed price not less than the fair market value of the stock on the day preceding the grant date. The Company has also issued performance warrants in conjunction with a private placement to executives as disclosed in note 9. The fair value of the options and warrants is estimated using the Black-Scholes option-pricing model that takes into account, as of the grant date: exercise price; expected life; current price; expected volatility; expected dividends; and risk-free interest rates. Compensation expense relating to stock options includes amounts for options granted on or after January 1, 2003. The expense related to options issued during 2002 is disclosed as pro forma information in note 10.

Consideration paid upon the exercise of the stock options or performance warrants, together with corresponding amounts previously recognized in contributed surplus, is recorded as an increase to share capital.

In the event that vested options or warrants expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

(g) *Income Taxes*

The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax basis, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h) *Earnings per Share*

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal year. Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

(i) *Derivative Financial Instruments*

Derivative financial instruments are used by the Company to manage its exposure to fluctuations in oil and natural gas prices. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedged items and hedging items, the risk management objectives and the strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives are highly effective in offsetting changes in cash flows of hedged items.

The commodity price contracts the Company enters into are accounted for as hedges and are not recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transactions are recognized.

3. Changes in Accounting Policies

(a) *Asset Retirement Obligations*

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations". Under the new standard, the fair value of a liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined with a corresponding increase to the carrying amount of the related asset. The asset recorded is depleted on a unit-of-production basis over the life of the reserves. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations. Previously, the Company recognized a provision for future site reclamation and abandonment costs based on the unit-of-production method applied to the estimated future liability.

This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes as follows:

Consolidated Balance Sheet – as at December 31, 2003

	As Reported	Change	As Restated
Assets			
Petroleum and natural gas interests	156,622	5,091	161,713
Liabilities and shareholders' equity			
Site restoration and abandonment	4,015	(4,015)	-
Asset retirement obligations	-	7,057	7,057
Future income taxes	16,279	674	16,953
Deficit	(4,089)	1,375	(2,714)

Consolidated Statement of Operations and Deficit – Year ended December 31, 2003

	As Reported	Change	As Restated
Depletion, depreciation and amortization	19,418	(162)	19,256
Accretion	-	444	444
Future income taxes	5,765	(57)	5,708
Net income	11,509	(225)	11,284

As a result of this change in accounting policy, diluted net income per share from continuing operations decreased by $0.01 for the year ended December 31, 2003.

(b) *Petroleum and Natural Gas Interests (P&NG)*

Effective January 1, 2004, the Company adopted Accounting Guideline 16 (AcG-16), "Oil and Gas Accounting – Full Cost", which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how impairment is tested and is consistent with CICA Section 3063, "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the P&NG assets exceeds the sum of the undiscounted cash flows expected to result from the Company's proved reserves.

If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the P&NG assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment.

Previously, impairment was tested based on undiscounted future net revenues using proved reserves and providing for future general and administrative expenses, carrying costs and taxes. The adoption of AcG-16 had no effect on the Company's financial results.

(c) *Hedging Relationships*

During 2004, the Company adopted Accounting Guideline 13 (AcG-13), "Hedging Relationships", which provides standards for the documentation and effectiveness testing of hedging activities. The adoption of AcG-13 had no effect on the Company's financial results.

4. Accounting Reclassification

Effective January 1, 2004 and consistent with the adoption of CICA Handbook Section 1100, "Generally Accepted Accounting Principles", transportation costs are presented as an expense in the Statement of Operations and Retained Earnings (Deficit). Previously, these amounts were recorded as an offset to revenue and have been reclassified to conform to the presentation adopted in 2004.

Certain information provided for the prior periods has been reclassified to conform to the presentation adopted in 2004.

5. Discontinued Operations

On July 23, 2003, the Company completed the sale of the shares of its Indonesian subsidiary, Equatorial Energy (Indonesia) Inc. The sale resulted in net proceeds of $23.2 million, after deduction of transaction costs, and was accounted for as follows:

Gross sales proceeds (US$18 million)	24,835
Transaction costs	(1,654)
Net proceeds	23,181
Net book value of discontinued operations	29,732
Loss on sale of discontinued operations	(6,551)

The loss from discontinued operations in the consolidated statement of operations and retained earnings (deficit) for the year ended December 31, 2003 includes the following:

Revenue	19,498
Income before income taxes	2,451
Income taxes	1,813
	638
Loss on sale of Indonesian operations	(6,551)
Loss from discontinued operations	(5,913)

6. Petroleum and Natural Gas Interests

December 31, 2004	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas interests	305,935	(87,632)	218,303
Other assets	1,680	(676)	1,004
	307,615	(88,308)	219,307
December 31, 2003			
Petroleum and natural gas interests (note 2)	221,757	(60,801)	160,956
Other assets	1,293	(396)	897
	223,050	(61,197)	161,853

As at December 31, 2004, unproved Canadian properties with capitalized costs of $18,211,000 (December 31, 2003 – $17,683,000) and other P&NG assets of $2,007,000 (December 31, 2003 – $140,000), which consisted of drilling supplies to be used for future exploration and development, were not subject to depletion.

The Company capitalized overhead expenses of $3,132,000 (2003 – $2,049,000) relating to petroleum and natural gas exploration and development activities for the year ended December 31, 2004.

Resolute performed a ceiling test calculation at December 31, 2004 to assess the recoverability of the carrying value of the petroleum and natural gas interests. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at December 31, 2004.

Year	WTI Oil (US$/bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil (Cdn$/bbl)	AECO C Gas (Cdn$/mmbtu)
2005	42.00	0.84	50.25	6.60
2006	40.00	0.84	47.75	6.35
2007	38.00	0.84	45.50	6.15
2008	36.00	0.83	43.25	6.00
2009	34.00	0.83	40.75	6.00
2010-2012	33.00	0.84	39.50	6.00
Escalate thereafter	2.0% per year		2.0% per year	2.0% per year

7. Long-term Debt

On June 14, 2004, the Company increased its revolving syndicated loan facility from $50,000,000 to $70,000,000 and then on December 23, 2004 increased it to $80,000,000. Borrowings are made by way of prime loans with interest at the banks' prime rate or bankers' acceptances and LIBOR advances at money market rates plus a stamping fee of 1.10%. The facility is secured by a first floating charge debenture and general assignment of book debts and is subject to annual review by the lenders. If not renewed, the total amount owing is repayable 366 days after the conversion date. At December 31, 2004, the Company had drawn $37,000,000 (2003 – $16,000,000) against the loan.

Interest expense for the year ended December 31, 2004 was as follows:

	Years Ended December 31	
($000s)	**2004**	**2003**
Long-term debt	**835**	739
Short-term debt	**349**	129
Total interest expense	**1,184**	868

8. Asset Retirement Obligations

Resolute's asset retirement obligations are based on the net ownership in wells and facilities and management's estimate of costs to abandon and reclaim those wells and facilities as well as an estimate of the future timing of the costs to be incurred.

The Company has estimated the present value of its total asset retirement obligations to be $12,100,000 at December 31, 2004 based on a total future liability of $32,235,000. Payments to settle asset retirement obligations occur over the operating lives of the underlying assets, estimated to be from zero to 45 years, with the majority of costs to be incurred by the end of 2020. Estimated cash flows have been discounted at credit-adjusted, risk-free rates ranging from 7.0-7.5% and inflation rates of 1.5-2.0%.

	Years Ended December 31	
	2004	**2003**
Asset retirement obligations, beginning of period	**7,057**	6,129
Liabilities incurred during period	**725**	582
Revisions to obligations	**3,892**	-
Expenditures incurred during period	**(107)**	(98)
Accretion	**533**	444
Asset retirement obligations, end of period	**12,100**	7,057

9. Share Capital

(a) *Authorized*

Unlimited number of common shares.
Unlimited number of preferred shares.

(b) *Issued*

	Number	Consideration ($000s)
Common Shares		
Balance, December 31, 2002	59,154,700	115,404
Issued for cash		
Private placement	425,000	1,012
Exercise of stock options & share purchase warrants	517,637	1,068
Share issue costs (net of future tax effect)		(54)
Balance, December 31, 2003	60,097,337	117,430
Issued for cash		
Exercise of stock options & share purchase warrants	672,735	1,458
Share issue costs (net of future tax effect)		(32)
Balance, December 31, 2004	**60,770,072**	**118,856**
Share purchase warrants		
Balance, December 31, 2003 and 2002	3,714,901	2,805
Exercise of warrants	(66,772)	(51)
Balance, December 31, 2004	**3,648,129**	**2,754**
Common shares and purchase warrants		
Balance, December 31, 2003		120,235
Balance, December 31, 2004		**121,610**

The share purchase warrants have an exercise price of $2.08 per common share and expire on December 14, 2005. The warrants were valued using the Black-Scholes option-pricing model with a risk-free interest rate of 4.72%, a 42-month term, an expected volatility factor of 42.17% and a 0% dividend yield.

(c) *Performance Warrants*

As part of the initial capitalization of the Company, certain founding shareholders were issued an aggregate of 3,310,005 performance warrants on December 10, 2001. The performance warrants expire on December 10, 2008. In 2003, 1,223,064 performance warrants expired due to resignations and 6,465 were exercised. On June 19, 2003, 425,000 performance warrants, expiring on June 19, 2008, were issued to new officers pursuant to a private placement. The total performance warrants outstanding at December 31, 2003 and 2004 were as follows:

Number of Warrants	Exercise Price ($)
260,060	2.16
85,000	2.38
345,060	2.70
475,089	3.24
605,120	3.78
735,147	4.32
2,505,476	3.47

(d) Share Purchase Loan

At December 31, 2004, the loan to an officer has been fully repaid. At December 31, 2003, the outstanding amount of $188,000 was included in "accounts receivable" on the balance sheet.

10. Stock-Based Compensation

(a) Stock Option Plan

The Company has established a stock option plan whereby officers, directors, employees and service providers may be granted options to purchase common shares at a fixed price not less than the fair market value of the stock on the day preceding the grant date. Vesting and expiry provisions are determined at the date of grant. At December 31, 2004, shareholders have authorized 5,359,684 stock options or 8.8% of outstanding common shares, of which 4,362,561 are outstanding and 997,123 are available for future grants.

The following tables summarize information about the Company's stock options outstanding at December 31, 2004:

	Number of Options	Weighted Average Exercise Price ($)
Outstanding at December 31, 2002	3,551,878	2.16
Granted	2,042,750	2.50
Cancelled	(765,604)	2.29
Expired	(489,880)	2.18
Exercised	(511,172)	2.06
Outstanding at December 31, 2003	3,827,972	2.32
Granted	1,565,500	3.59
Cancelled	(424,944)	2.76
Expired	-	-
Exercised	(605,967)	2.08
Outstanding at December 31, 2004	**4,362,561**	**2.77**
Exercisable at December 31, 2004	**1,364,004**	**2.29**

The following table summarizes information about options exercised and outstanding at December 31, 2004:

Exercise Price $	Options Outstanding	Remaining Contractual Life (Years)	Options Exercisable	Remaining Contractual Life (Years)
2.10 – 2.50	2,491,811	2.78	1,240,091	2.57
2.51 – 3.00	407,750	2.90	123,913	1.86
3.01 – 3.50	746,000	3.91	-	-
3.51 – 4.56	717,000	3.56	-	-
2.10 – 4.56	4,362,561	3.11	1,364,004	2.50

(b) Share Appreciation Rights Plan

Share appreciation rights (SARs) were issued by Equatorial prior to the Equatorial acquisition. The Company currently has no intention of granting additional share appreciation rights.

Certain share appreciation rights had been granted to employees and service providers. Each right entitles the participant to receive from the Company an amount equal to the positive difference, if any, obtained by subtracting the assigned amount from the simple average of the closing trading price of the common shares on the Toronto Stock Exchange for up to 20 trading days immediately preceding the date of exercise.

The following tables summarize information about the Company's share appreciation rights outstanding at December 31, 2004:

	Number of SARs	Weighted Average Exercise Price ($)
Outstanding at December 31, 2003	191,250	1.93
Exercised	(103,750)	1.63
Outstanding at December 31, 2004	**87,500**	**2.28**

Base Value ($)	SARs Number Outstanding	Remaining Contractual Life (Years)	SARs Exercisable
1.45	37,500	2.96	37,500
2.90	50,000	1.16	50,000
	87,500	1.93	87,500

(c) Stock-Based Compensation Expense

The fair value of each option granted in 2003 and 2004 is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	Years Ended December 31	
	2004	**2003**
Risk free interest rate (%)	**3.03**	3.29
Expected life (years)	**3**	3
Expected volatility (%)	**47**	34
Dividend yield (%)	**-**	-
Weighted average fair value ($)	**1.25**	0.68

The fair value of each performance warrant granted in 2003 was estimated on the date of grant using the Black-Scholes option-pricing model with a risk-free interest rate of 3.08%, a 60-month term, an expected volatility factor of 38% and a 0% dividend yield.

The Company continues to disclose the pro forma earnings impact of stock options granted in 2002. If the fair value method had been used for options granted in 2002, the Company's net income from continuing operations and net income for the periods ended December 31, 2004 and 2003 would be as follows:

	Years Ended December 31	
	2004	**2003**
Net income from continuing operations		
As reported	**15,677**	17,197
Pro forma	**15,667**	16,761
Per share basic, as reported	**0.26**	0.29
Per share basic, pro forma	**0.26**	0.28
Per share diluted, as reported	**0.25**	0.28
Per share diluted, pro forma	**0.25**	0.28
Net income		
As reported	**15,677**	11,284
Pro forma	**15,667**	10,848
Per share basic, as reported	**0.26**	0.19
Per share basic, pro forma	**0.26**	0.18
Per share diluted, as reported	**0.25**	0.19
Per share diluted, pro forma	**0.25**	0.18

(d) *Deferred Share Unit Plan for Non-Employee Directors*

During the year, the Company established a deferred share unit (DSU) plan to provide directors with the option to elect to receive DSUs in lieu of cash payment for all or a portion of their retainer fees. When elected, the Company will credit to the account of each director a number of DSUs (each equivalent in value to a common share) equal to the amount of fees divided by the fair market value of the common shares. Upon the director ceasing to be a member of the Board of Directors, the director shall receive a cash amount equal to the number of DSUs in his or her account multiplied by the fair market value of the common shares on the fourth business day following the next release of the Company's quarterly financial results immediately following termination of Board service. Or, if the Company has ceased to be a reporting issuer, this will be a date specified by the Board. During the year ended December 31, 2004, there were 38,100 DSUs issued and the Company recorded $125,000 in director fee compensation related to the DSU plan.

11. Net Income per Share

Net income per share figures have been calculated using the treasury stock method. The following reconciles the number of shares used in the basic and diluted net income per share calculations:

Common Shares	Years ended December 31 2004	2003
Basic	**60,447,873**	59,503,542
Dilutive securities		
Stock options	**1,127,133**	527,626
Warrants	**1,687,638**	788,009
Performance warrants	**396,614**	50,697
Diluted	**63,659,258**	60,869,874

12. Income Taxes

The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	2004	2003
Income from continuing operations before income taxes	**24,566**	23,359
Expected income taxes at the Canadian statutory rate of 38.87% (2003 – 40.72%)	**9,549**	9,512
Increase (decrease) in income tax expense resulting from:		
Non-deductible Canadian Crown charge	**4,396**	3,899
Canadian resource allowance	**(4,723)**	(4,511)
Canadian large corporation tax and provincial capital tax	**476**	454
Non-deductible amounts	**394**	227
Change in tax rates	**(1,239)**	(3,124)
Other	**36**	(295)
	8,889	6,162

The major components of the future income tax liability are as follows:

	2004	2003
Petroleum and natural gas interests	**32,133**	25,045
Asset retirement obligations	**(4,068)**	(2,442)
Non-capital losses	**-**	(2,612)
Share issue costs	**(137)**	(253)
Attributed Canadian Royalty Income	**(2,562)**	(2,785)
	25,366	16,953

The Company's tax pools in Canada are approximately $146,319,000, including $22,282,000 of Attributed Canadian Royalty Income (which is deductible for Alberta tax purposes only) at December 31, 2004.

13. Statements of Cash Flows

Changes in non-cash working capital

	Years ended December 31	
	2004	**2003**
Accounts receivable	**(2,191)**	(1,743)
Accounts payable and accrued liabilities	**3,494**	246
Change in non-cash working capital	**1,303**	(1,497)
relating to:		
Operating activities	**165**	198
Investing activities	**1,138**	(1,695)
	1,303	(1,497)

Interest and taxes paid

	Years ended December 31	
	2004	**2003**
Cash interest paid	**1,324**	868
Cash taxes paid	**561**	298

14. Financial Instruments

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, bank indebtedness and long-term debt approximates their fair value due to the short-term maturity of these instruments or the indexed rate of interest on the bank debt.

Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. The Company routinely assesses the financial strength of its customers.

Commodity Price Contracts

The Company is party to certain derivative financial instruments, specifically natural gas collars, for the purpose of managing its exposure to fluctuations in natural gas prices. The collars reduce the fluctuations in petroleum and natural gas revenues by locking in a floor and ceiling on a portion of the Company's natural gas production.

Contracts outstanding as at December 31, 2004 were as follows:

Contract	Volume	Pricing Point	Floor	Ceiling	Cost/ Premium	Fair Value	Term
Collar	10,000 GJ/day	AECO	$7.85	$9.32	$0.15/GJ	$1,728,000	Dec 01/04 - Mar 31/05
Collar	7,000 GJ/day	AECO	$6.00	$7.68	$0.15/GJ	$648,000	Apr 01/05 - Oct 31/05
Collar	5,000 GJ/day	AECO	$6.00	$7.35	$0.15/GJ	$403,000	Apr 01/05 - Oct 31/05

15. Commitments

The Company has obligations under operating leases for office space which expire on January 31, 2009. The total obligation, excluding operating costs over the next 50 months, is $1,458,000 with an annual minimum lease rental of $354,421 in 2005.

16. Subsequent Event

On March 14, 2005, the Company entered into an arrangement agreement whereby Esprit Energy Trust will acquire the majority of the Company's assets. Certain Resolute assets will be transferred to a separate exploration and coalbed methane development company, to be named at a later date. This transaction will require certain approvals to be obtained subsequent to the date of this document.

SCHEDULE "D"

Consolidated Balance Sheets

(unaudited)
($000s)

	March 31 2005	December 31 2004
Assets		
Current		
Cash	**150**	150
Accounts receivable	**15,087**	12,976
	15,237	13,126
Petroleum and natural gas interests (note 2)	**241,812**	219,307
	257,049	232,433
Liabilities		
Current		
Accounts payable and accrued liabilities	**26,870**	19,683
Bank indebtedness	**9,118**	2,426
	35,988	22,109
Long-term debt	**41,000**	37,000
Future income taxes	**27,088**	25,366
Asset retirement obligations (note 3)	**12,605**	12,100
Shareholders' equity		
Share capital (notes 4 and 5)	**121,840**	121,610
Contributed surplus	**1,520**	1,285
Retained earnings	**17,008**	12,963
	140,368	135,858
	257,049	232,433

See accompanying notes.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(unaudited) ($000s except per share amounts)	Three months ended March 31 2005	2004
Revenue		
Gross oil and natural gas revenue	**27,684**	21,151
Royalties	**(5,646)**	(3,803)
	22,038	17,348
Expenses		
Operating	**4,709**	3,757
Transportation and selling	**531**	480
Administrative	**1,259**	1,067
Interest – long-term debt	**426**	200
Depletion, depreciation and amortization	**8,210**	5,605
Accretion (note 3)	**224**	120
Stock-based compensation (note 5)	**235**	237
Other expenses (income)	**(10)**	14
	15,584	11,480
Income before income taxes	**6,454**	5,868
Income taxes		
Current income taxes	**687**	80
Future income taxes	**1,722**	1,796
	2,409	1,876
Net income	**4,045**	3,992
Retained earnings (deficit), beginning of period	**12,963**	(2,714)
Retained earnings, end of period	**17,008**	1,278
Net income per share (note 6)		
Basic	0.07	0.07
Diluted	0.06	0.06

See accompanying notes.

Consolidated Statements of Cash Flow

(unaudited)
($000s)

	Three months ended March 31	
	2005	**2004**
Cash flows from the following:		
Operating activities		
Net income	**4,045**	3,992
Items not affecting cash		
Depletion, depreciation and amortization	**8,210**	5,605
Accretion (note 3)	**224**	120
Future income taxes	**1,722**	1,796
Stock-based compensation	**235**	237
Cash flow from operations	**14,436**	11,750
Asset retirement obligation expenditures	**(316)**	8
Changes in non-cash working capital (note 7)	**(1,210)**	(1,319)
	12,910	10,439
Financing activities		
Issue of common shares net of issue expenses (note 4)	**230**	298
Debt – drawdown (repayment) of loan facility	**4,000**	5,000
Increase (decrease) in bank indebtedness	**6,693**	-
	10,923	5,298
Investing activities		
Petroleum and natural gas expenditures	**(30,118)**	(30,073)
Changes in non-cash working capital (note 7)	**6,285**	14,816
	(23,833)	(15,257)
Net (decrease) increase in cash	**-**	480
Cash, beginning of period	**150**	1,443
Cash, end of period	**150**	1,923

See accompanying notes.

RESOLUTE ENERGY INC.

Notes to Consolidated Financial Statements
(unaudited)

For the three month periods ended March 31, 2005 (tabular amounts in thousands of dollars, except per share data).

1. Significant accounting policies and basis of presentation

The accounting principles applied to the consolidated interim financial statements are consistent with those as set out in the Company's annual consolidated financial statements for the year ended
December 31, 2004. Certain information and disclosures normally required to be included in the notes to the annual consolidated financial statements have been omitted or condensed. These interim consolidated financial statements and notes thereto should be read in conjunction with the Company's 2004 annual consolidated financial statements.

2. Petroleum and natural gas interests

March 31, 2005	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas interests	336,344	(95,754)	240,590
Other assets	1,983	(761)	1,222
	338,327	(96,515)	241,812
December 31, 2004			
Petroleum and natural gas interests (note 2)	305,935	(87,632)	218,303
Other assets	1,680	(676)	1,004
	307,615	(88,308)	219,307

As at March 31, 2005, unproved Canadian properties with capitalized costs of $16,911,000 (December 31, 2004 - $18,211,000) were not subject to depletion.

The Company capitalized overhead expenses of $950,000 and $517,000 relating to petroleum and natural gas exploration and development activities for the three month periods ended March 31, 2005 and 2004 respectively.

Resolute performed a ceiling test calculation at March 31, 2005 to assess the recoverable value of the petroleum and natural gas interests. The oil and gas future prices are based on April 1, 2005 benchmark prices in the futures market. These prices have been adjusted for commodity price differentials specific to Resolute.

The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions there was no impairment at March 31, 2005.

Year	WTI Oil ($US/bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl) [(1)]	AECO Gas ($Cdn/mmbtu)[(1)]
2005	50.56	0.82	61.66	8.18
2006	48.42	0.82	59.05	7.81
2007	45.98	0.82	56.07	6.99
2008	43.89	0.82	53.53	6.59
2009	35.42	0.82	43.20	6.13
2010	31.11	0.82	37.95	5.93
Escalate thereafter	2.0% per year		2.0% per year	2.0% per year

(1) Prices adjusted for transportation costs.

3. Asset retirement obligations

Resolute's asset retirement obligations are based on the Company's net ownership in wells and facilities and management's estimate of costs to abandon and reclaim those wells and facilities as well as an estimate of the future timing of the costs to be incurred.

The Company has estimated the present value of its total asset retirement obligations to be $12,605,000 at March 31, 2005 based on a total future liability of $34,983,000. Payments to settle asset retirement obligations occur over the operating lives of the underlying assets, estimated to be from zero to 45 years, with the majority of costs estimated to be incurred by the end of 2020. Estimated cash flows have been discounted at credit-adjusted, risk-free rates ranging from 7.0% to 7.5% and inflation rates of 1.5% to 2.0%.

	Three months ended March 31		Year Ended December 31
	2005	**2004**	**2004**
Asset retirement obligations, beginning of period	**12,100**	7,057	7,057
Liabilities incurred during period	**597**	217	725
Revisions to obligations	**-**	-	3,892
Liabilities settled during period	**(316)**	8	(107)
Accretion	**224**	120	533
Asset retirement obligations, end of period	**12,605**	7,402	12,100

4. Share capital

(a) Authorized

Unlimited number of common shares.
Unlimited number of preferred shares.

(b) Issued

	Number (000s)	Consideration ($000s)
Common Shares		
Balance, December 31, 2004	60,770,072	118,856
Issued for cash:		
Exercise of stock options & share purchase warrants	108,017	294
Share issue costs (net of future tax effect)		-
Balance – March 31, 2005	**60,878,089**	**119,150**
Share purchase warrants		
Balance – December 31, 2004	3,648,129	2,754
Exercise of warrants	(85,351)	(64)
Balance – March 31, 2005	**3,562,778**	**2,690**
Common shares and purchase warrants		
Balance – December 31, 2004		121,610
Balance – March 31, 2005		**121,840**

5. Stock-based compensation

(a) Stock Option Plan

The following tables summarize information about the Company's stock options outstanding at March 31, 2005:

	Number of Options	Weighted Average Exercise Price ($)
Outstanding at December 31, 2004	4,362,561	2.77
Granted	18,500	4.48
Cancelled/expired	(22,666)	2.30
Exercised	(30,683)	2.22
Outstanding at March 31, 2005	4,327,712	2.78
Exercisable at March 31, 2005	1,818,960	2.36

Exercise Price $	Options Outstanding	Remaining Contractual Life (Years)	Options Exercisable	Remaining Contractual Life (Years)
2.10 – 2.50	2,442,628	2.53	1,635,714	2.44
2.51 – 3.00	405,417	2.66	121,580	1.61
3.01 – 3.50	791,667	3.67	61,666	1.87
3.51 – 4.56	688,000	3.29	-	-
2.10 – 4.56	4,327,712	2.87	1,818,960	2.36

(b) *Share Appreciation Rights Plan*

The following table summarizes information about the Company's share appreciation rights (SARs) outstanding at March 31, 2005:

	Number of SARs	**Weighted Average Exercise Price ($)**
Outstanding at December 31, 2004	87,500	2.28
Exercised	(87,500)	2.28
Outstanding at March 31, 2005	-	-

(c) *Stock-Based Compensation Expense*

The fair value of each option and performance warrant granted since January 1, 2003 is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	Three months ended March 31	
	2005	**2004**
Risk free interest rate (%)	**3.24**	2.73
Expected life (years)	**3**	3
Expected volatility (%)	**47**	50
Dividend yield (%)	**-**	-
Weighted average fair value ($)	**1.563**	1.243

The Company continues to disclose the pro forma earnings impact of stock options granted in 2002. If the fair value method had been used for options granted in 2002, the Company's net income from continuing operations and net income (loss) for the periods ended March 31, 2005 and 2004 would be as follows:

	Three Months Ended March 31	
	2005	**2004**
Net income		
As reported	**4,044**	3,992
Pro forma	**3,966**	3,987
Per share basic, as reported	**0.07**	0.07
Per share basic, pro forma	**0.07**	0.07
Per share diluted, as reported	**0.06**	0.06
Per share diluted, pro forma	**0.06**	0.06

(d) *Deferred Share Unit Plan for Non-Employee Directors*

During the three months ended March 31, 2005 there were nil deferred share units (DSUs) issued and the Company recorded $46,000 in director fee compensation related to the DSU plan.

6. Net income per share

Net income per share figures have been calculated using the treasury stock method. The following reconciles the number of shares used in the basic and diluted net income per share calculations:

	Three months ended March 31	
Common Shares	**2005**	**2004**
Weighted average basic	**60,793,921**	60,173,621
Dilutive securities		
Stock options	**2,018,121**	1,269,987
Warrants	**2,269,906**	1,520,980
Performance warrants	**997,994**	207,273
Weighted average diluted	**66,079,943**	63,171,861

7. Statements of cash flows

Changes in non-cash working capital

	Three months ended March 31	
	2005	**2004**
Accounts receivable	**(2,110)**	(525)
Accounts payable and accrued liabilities	**7,185**	14,022
Change in non-cash working capital	**5,075**	13,497
relating to:		
Operating activities	**(1,210)**	(1,319)
Investing activities	**6,285**	14,816
	5,075	13,497

Interest and taxes paid

	Three months ended March 31	
	2005	**2004**
Cash interest paid	**416**	200
Cash taxes paid	**115**	80

8. Financial instruments

Contracts outstanding as at March 31, 2005 were as follows:

Contract	Volume	Pricing Point	Floor	Ceiling	Cost/ Premium	Fair Value	Term
Collar	7,000 GJ/day	AECO	$6.00	$7.68	$0.15/GJ	$538,000	Apr 01/05 - Oct 31/05
Collar	5,000 GJ/day	AECO	$6.00	$7.35	$0.15/GJ	$335,000	Apr 01/05 - Oct 31/06

9. Subsequent event

On April 29, 2005 the previously disclosed Plan of Arrangement between Resolute and Esprit Energy Trust (Esprit) was successfully closed and as a result, Esprit acquired the majority of Resolute's assets, and the remaining assets, including Resolute's coalbed methane assets and exploration lands were transferred to Cordero Energy Inc.

Exemption Number
82-34890

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Reporting Issuer

Esprit Energy Trust ("Esprit" or the "Trust")
Suite 900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

2. Date of Material Change

July 7, 2005.

3. News Release

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCNMatthews on July 7, 2005 and would have been received by the securities commissions where Esprit is a "reporting issuer" and the stock exchanges on which the securities of Esprit are listed and posted for trading in the normal course of their dissemination.

4. Summary of Material Change

Esprit Exploration Ltd. (the "Corporation"), the administrator of the Trust, has entered into separate agreements pursuant to which the Corporation has agreed to acquire all of the issued and outstanding shares of Markedon Energy Ltd. and Monroe Energy Inc. (collectively the "Acquisitions").

5. Full Description of Material Change

Overview

On July 7, 2005, the Corporation entered into an agreement (the "Markedon Purchase Agreement") pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Markedon Energy Ltd. for an aggregate purchase price of approximately $72,500,000, subject to adjustment on closing (the "Markedon Acquisition). The purchase price will be indirectly funded by the Trust, using the proceeds of the Offering (as defined herein).

On July 7, 2005, the Corporation entered into an agreement (the "Monroe Purchase Agreement") pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Monroe Energy Inc. for an aggregate purchase price of approximately $28,750,000, subject to adjustment on closing (the "Monroe Acquisition" and, together with the Markedon Acquisition, the "Acquisitions"). The purchase price will be indirectly funded by the Trust, using the proceeds of the Offering (as defined below).

Financing of the Acquisitions

The Acquisitions will be indirectly funded by the Trust, using the proceeds of an offering (the "Offering") of $100,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures (the "Debentures") to be offered pursuant to a short form prospectus. The Debentures will bear interest at an annual rate of 6.50% payable semi-annually

and have an initial maturity date of August 31, 2005 (the "Initial Maturity Date"). If the closing of the Markedon Acquisition takes place prior to the Termination Time (as defined below), the maturity date will be automatically extended from the Initial Maturity Date to December 31, 2010 (the "Final Maturity Date"). If the closing of the Markedon Acquisition does not take place by 5:00 p.m. (Calgary time) on August 31, 2005, if the Markedon Purchase Agreement or any amendment thereto is terminated at any earlier time or if the Trust has advised the underwriters of the Offering or announced to the public that it does not intend to proceed with the Markedon Acquisition (in any case, the "Termination Time"), the Debentures will mature on the Initial Maturity Date.

Each Debenture will be convertible into trust units of the Trust ("Trust Units") at the option of the holder of a Debenture at any time prior to the close of business on the earlier of the maturity date, being the Initial Maturity Date or the Final Maturity Date, as applicable, and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $12.85 per Trust Unit, subject to adjustment in certain events.

The Debentures will not be redeemable on or before December 31, 2008. After December 31, 2008 and prior to maturity, the Debentures may be redeemed, in whole or in part, from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a price of $1,050 per Debenture after December 31, 2008 and on or before December 31, 2009 and at a price of $1,025 per Debenture after December 31, 2009 and prior to the Final Maturity Date, in each case, plus accrued and unpaid interest thereon, if any, to the date of redemption.

Selected Pro Forma Reserves and Operational Information

The following table sets out certain operational information and certain pro forma combined operational information, giving effect to the arrangement effective April 29, 2005 among the Trust, the Corporation, Resolute Energy Inc. ("Resolute") and others, pursuant to which the Trust indirectly acquired the majority of Resolute's oil and natural gas assets (the "Resolute Assets"), as well as the Acquisitions.

	Trust	Resolute Assets	Markedon Assets	Monroe Assets	Pro Forma Combined
Average Daily Production (before royalties, for the three months ended March 31, 2005)					
Crude Oil and NGL (Bbls/d)	1,704	1,587	722	277	4,290
Natural Gas (Mcf/d)	54,963	28,119	1,454	269	84,805
Oil equivalent (BOE/d)(1)	10,864	6,274	964	322	18,424
Average Daily Production (before royalties, for the year ended December 31, 2004)(2)					
Crude Oil and NGL (Bbls/d)	1,817	1,757	468	110	4,152
Natural Gas (Mcf/d)	56,237	26,001	1,357	162	83,757
Oil equivalent (BOE/d)(1)	11,190	6,091	695	137	18,113
Proved Reserves (before royalties, as at December 31, 2004)(3)(4)(5)					
Crude Oil and NGL (MBbls)	5,439	3,963	1,907	696	12,005
Natural Gas (Bcf)	196.4	70.1	7.1	2.5	276.1
Oil equivalent (MBOE)(1)	38,174	15,652	3,093	1,118	58,037
Proved plus Probable Reserves (before royalties, as at December 31, 2004)(3)(4)(5)					
Crude Oil and NGL (MBbls)	6,920	5,234	2,930	1,010	16,094
Natural Gas (Bcf)	254.7	91.0	10.6	4.0	360.3
Oil equivalent (MBOE)(1)	49,376	20,398	4,689	1,670	76,133

Notes:

(1) BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six Mcf to one Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2) Average daily production for the Trust for the year ended December 31, 2004 is based on pro forma information for the Trust, after giving effect to the plan of arrangement effective October 1, 2004 among the Trust, the Corporation, Esprit Acquisition Corp., Esprit Exchangeco Ltd. and others.

(3) Information for the Markedon Assets (as defined herein) and Monore Assets (as defined herein) is based on the AJM Markedon Report (as defined herein) and the AJM Monroe Report (as defined herein), respectively, which are prepared effective as of June 1, 2005. Reserves associated with the Markedon Assets and Monroe Assets as at December 31, 2004 were calculated based on the AJM Markedon Report and AJM Monore Report, respectively, adding the production of the Markedon Assets and Monroe Assets, as applicable, for the months of January through May of 2005 (115 MBbls of crude oil and NGL and 0.284 Bcf of natural gas for the Markedon Assets and 45 MBbls or cude oil and NGL and 0.077 Bcf of natural gas for the Monroe Assets).

(4) Information for Resolute is based on a report of Gilbert Laustsen Jung Associates Ltd. ("GLJ") which is prepared effective as of December 31, 2004.

(5) Information for the Trust is based on a report of GLJ which is prepared effective as of December 31, 2004.

The Corporation has reviewed the estimates provided in an independent engineering evaluation (the "AJM Markedon Report") of the oil, NGL and natural gas reserves of Markedon prepared by AJM Petroleum Consultants ("AJM") and the estimates provided in an independent engineering evaluation (the "AJM Monroe Report") of the oil, NGL and natural gas reserves of Monroe prepared by AJM and has developed its own internal estimates of the reserves attributable to the oil and natural gas properties of Markedon (the "Markedon Assets") and Monroe (the "Monroe Assets"). These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Acquisitions.

According to the AJM Markedon Report, the Markedon Acquisition will add, before deducting royalty interests, approximately 2.931 MMBOE of proved reserves and 4.527 MMBOE of proved plus probable reserves. The Corporation estimates the proved reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 4.534 Bcf of natural gas and 1.158 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.914 MMBOE of proved reserves compared to the 2.931 MMBOE attributed to the same category of reserves in the AJM Markedon Report. The Corporation estimates the proven plus probable reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 6.8 Bcf of natural gas and 2.51 MMBbls of oil and NGL.. Using the conversion rate of six Mcf to one BOE, this equates to 3.640 MMBOE of proved plus probable reserves compared to the 4.527 MMBOE attributed to the same category of reserves in the AJM Markedon Report.

According to the AJM Monroe Report, the Monroe Acquisition will add, before deducting royalty interests, approximately 1.061 MMBOE of proved reserves and 1.612 MMBOE of proved plus probable reserves. The Corporation estimates the proved reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 1.672 Bcf of natural gas and 0.381 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 0.660 MMBOE of proved reserves compared to the 1.061 MMBOE attributed to the same category of reserves in the AJM Monroe Report. The Corporation estimates the proven plus probable reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 2.665 Bcf of natural gas and 0.933 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.377 MMBOE of proved plus probable reserves compared to the 1.612 MMBOE attributed to the same category of reserves in the AJM Monroe Report.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7. Omitted Information

Not Applicable.

8. Executive Officer

For further information, contact Stephen J. Savidant, President and CEO by telephone at (403) 213-3729 or Steve B. Soules, Executive Vice President and CFO by telephone at (403) 213-3761.

9. Date of Report

July 11, 2005.

Exemption Number
82-34890

SHARE PURCHASE AGREEMENT

BETWEEN:

ESPRIT EXPLORATION LTD.

- and -

MARKEDON ENERGY LTD.

- and –

[INTENTIONALLY DELETED]

Dated the 7th day of July, 2005

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made the 7th day of July, 2005,

BETWEEN:

ESPRIT EXPLORATION LTD., a corporation governed by the laws of the Province of Alberta (the "Purchaser")

- and -

MARKEDON ENERGY LTD., a corporation governed by the laws of the Province of Alberta ("Markedon")

- and –

[INTENTIONALLY DELETED]

RECITALS:

A. The Selling Markedon Shareholders, **[INTENTIONALLY DELETED]** beneficially own and control all of the issued and outstanding shares of Markedon; and

B. The Purchaser wishes to purchase all of the issued and outstanding shares of Markedon directly from the Selling Markedon Shareholders and indirectly from the **[INTENTIONALLY DELETED]** by purchasing all of the issued and outstanding shares of **[INTENTIONALLY DELETED]** respectively, all upon and subject to the terms and conditions set forth in this Agreement.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the meanings set out below:

"**Accounting Firm**" shall have the meaning ascribed to that term in Section 2.2;

"**Act**" means the *Income Tax Act* (Canada) as amended, together with all regulations thereunder;

"**Affiliate**" has the meaning given in the *Business Corporations Act* (Alberta), as amended from time to time;

"**Agreement**" means this Share Purchase Agreement, including all schedules, and all instruments supplementing or amending or confirming this Agreement and references to "Article" or "Section" are to the specified Article or Section of this Agreement;

"**Applicable Tax Legislation**" means any legislation pursuant to which Taxes are imposed by any Taxation Authority;

"**Assessment**" means an assessment, reassessment or any other formal claim for, or in respect of, Taxes, which is made by any Taxation Authority;

"**Assets**" means the Real Property, the Petroleum and Natural Gas Rights, the Miscellaneous Interests and the Tangibles and all other assets described or referred to expressly or by implication in the Balance Sheet and the Closing Balance Sheet;

"**Balance Sheet**" means the unaudited balance sheet of Markedon as at March 31, 2005 attached as Schedule 3.9;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, on which the principal commercial banks located at Calgary, Alberta are open for business during normal banking hours;

"**Claims**" means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including, without limitation, reasonable legal fees and all costs incurred in investigating, defending or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

"**Closing**" means the completion of the sale and purchase of the Purchased Shares under and as contemplated in this Agreement;

"**Closing Balance Sheets**" mean:

(i) an unaudited balance sheet for Markedon as at June 1, 2005 prepared pursuant to Section 2.2(e), prepared in accordance with GAAP and showing June Net Debt;

(ii) an unaudited balance sheet for Markedon as at the Closing Date prepared pursuant to Section 2.2(e), prepared in accordance with GAAP and showing Closing Net Debt;

"**Closing Date**" means August 8, 2005, or such other date as the Parties may agree as the date upon which the Closing shall take place;

"**Closing Net Debt**" means the net debt of Markedon as at June 1, 2005 and as at the Closing Time, respectively, being the amount by which (i) the book value of the total of Markedon's current liabilities and bank debt, but not including any redemption cost of preferred shares as a current liability or any debt incurred as a result of capital expenditures after June 1, 2005 (excluding capitalized general and administrative expense), as recorded on the Closing Balance Sheets, exceeds (ii) the book value of Markedon's current assets, as recorded on the Closing Balance Sheets;

"**Closing Time**" means 10:00 a.m., Calgary time, on the Closing Date or at such other time or on such date as the Parties may agree;

"**Confidential Information**" means all information relating to a Party, including its operations, method of operating, customers, affairs, processes, personnel and including financial, production, scientific and technical data and information, whether written, graphic or oral, as well as samples and specimens thereof, howsoever or whensoever obtained, with the exception only of the following:

(i) information in the public domain at the time of the Party's receipt thereof;

(ii) information that, after the Party's receipt thereof, becomes a part of the public domain through no act or omission of the other Party or its officers, employees, agents, advisors or other representatives;

(iii) information that the Party can show was lawfully within its possession prior to its receipt thereof;

(iv) information received in good faith by the Party from a third party, who was lawfully in possession of, and had the right to disclose, the same; and

(v) information that the Parties agree in writing to release from the terms of this agreement or which the a Party is required by law to provide;

"**Encumbrances**" means any and all royalties, burdens, profits interests, production payments, pledges, liens, restrictions, charges, security agreements, leases, title retention agreements, mortgages, encumbrances, charges, options, imperfections of title and other adverse claims, of any kind or character whatsoever;

"**Engineering Report**" means the report entitled "Reserve Evaluation dated June 1, 2005" prepared by AJM Petroleum Consultants;

"**Environmental Approvals**" means all applicable permits, licences and approvals required by Governmental Authorities pursuant to the Environmental Laws with respect to the use of a property or operation of a business;

"**Environmental Laws**" means all applicable federal, provincial and local laws, by-laws, rules, regulations, orders, guidelines, directives, bulletins and policies relating to the protection of the environment and employee and public health and safety, and without restricting the generality of the foregoing, includes those Environmental Laws relating to the discovery, development, production, gathering, use, storage, transmission transportation, treatment and disposal of Substances, employee and product safety, and the emission, discharge, release or threatened release of Substances into the air, water or land;

"**Equipment Contracts**" means the motor vehicle leases, equipment leases, conditional sales contracts, title retention agreements and other similar agreements relating to equipment between Markedon and third Persons;

"Facilities" means the gathering, compression and transportation facilities described in Schedule 1.1(b);

"Facilities Interests" means the undivided participating interests of Markedon in and to each of the Facilities as set forth in Schedule 1.1(b);

"Governmental Authorities" means all federal, provincial and municipal agencies, boards, tribunals, ministries and departments having jurisdiction over the Assets or the Purchased Shares and **"Governmental Authority"** means any one of them;

"GST" means the goods and services tax required to be paid pursuant to the *Excise Tax Act* (Canada), as amended, together with all regulations thereunder;

"Holdback" has the meaning in Section 2.1;

"Interim Closing Balance Sheet" means an interim unaudited balance sheet for Markedon as at the Closing Date and delivered as at the Closing Date, prepared in accordance with GAAP and showing Interim Net Debt;

"Interim Net Debt" means the interim calculation of the net debt of Markedon as at the Closing Time, being the amount by which (i) the book value of the total of Markedon's current liabilities and bank debt, but not including any redemption cost of preferred shares as a current liability or any debt incurred as a result of capital expenditures after June 1, 2005 (excluding capitalized general and administrative expense), as recorded on the Interim Closing Balance Sheet, exceeds (ii) the book value of Markedon's current assets, as recorded on the Interim Closing Balance Sheet;

"June Balance Sheet" means an unaudited balance sheet for Markedon as at June 1, 2005 prepared pursuant to Section 2.2(e), prepared in accordance with GAAP and showing June Net Debt;

"June Net Debt" means the interim calculation of the net debt of Markedon as at June 1, 2005, being the amount by which (i) the book value of the total of Markedon's current liabilities and bank debt, but not including any redemption cost of preferred shares as a current liability, as recorded on the June Balance Sheet, exceeds (ii) the book value of Markedon's current assets, as recorded on the June Balance Sheet;

"Lands" means collectively all of the lands owned by Markedon including the lands referred to in the Property Schedule, and includes the Petroleum Substances within such lands, together with the right to explore for and produce such Petroleum Substances;

"Leases" means collectively all of the leases (including gas storage leases), options for leases, subleases, licences (including exploratory licences of occupation) and documents of title (or any replacements, renewals or extensions thereof or leases derived therefrom) covering the Lands and owned by Markedon, including those described in the Property Schedule, by virtue of which the holder thereof is granted certain rights with respect to Petroleum Substances within, upon or under the Lands or by virtue of which the holder

thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or any lands with which the Lands are pooled or unitized;

"Markedon Shareholders" means the Selling Markedon Shareholders, **[INTENTIONALLY DELETED]**;

"Markedon Shares" means the issued and outstanding shares of Markedon as set out in Schedule 1.1(d);

"Material" when used with reference to a transaction, contract or agreement, includes, but shall not be limited to, any which involve the payment (including a commitment to pay) or the receipt (including the right to receive) by Markedon or which represent a value to or a commitment of $100,000 or more, whether individually or in the aggregate, in each case determined in relation to Markedon;

"Material Adverse Effect" means any adverse condition or change in the financial condition, results of operations, assets, liabilities, business or prospects of Markedon that is or may be Material to Markedon, and shall include but not be limited to any Material change;

"Material Contract" means (i) any contract for the sale or purchase of Petroleum Substances and (ii) any other contract or commitment whether oral or written involving payment to or by Markedon in excess of $50,000 over the term of the contract or commitment or any commitment to or by Markedon that may reasonably be expected to extend beyond three years;

"Miscellaneous Interests" means the entire right, title and interest of Markedon in and to all property, assets and rights (other than the Petroleum and Natural Gas Rights or the Tangibles) pertaining to the Petroleum and Natural Gas Rights or the Tangibles or any rights relating thereto and to which Markedon is entitled, including, without limitation, such interests in:

(i) all contracts, agreements, books, records and documents (including, without limitation, agreements for the construction, ownership and operation of the Facilities) relating directly to the Petroleum and Natural Gas Rights and the Tangibles and any rights in relation thereto;

(ii) all subsisting rights to enter upon, use and occupy the surface of the Lands or any lands with which the Lands have been pooled or unitized or any lands upon which the Tangibles are located or lands which are used to gain access to any of the foregoing;

(iii) all subsisting rights to carry out any operations relating to the Lands or any lands with which the Lands have been pooled or unitized or lands upon which the Tangibles are located including, without limitation, all well licences, rights of way, crossing agreements and easements;

(iv) all Wells, including the wellbores of the Wells and all casing and production tubing in the Wells;

(v) all subsisting disposal and injection leases;

(vi) all geological, engineering, geophysical, seismic and other reports and data; and

(vii) all Petroleum Substances produced from the Lands or any lands with which the Lands have been pooled or unitized which are in tanks or in storage on or after the Closing Date;

"**Parties**" means collectively the parties to this Agreement and "**Party**" means any one of them;

"**Permitted Encumbrances**" means:

(i) easements, rights of way, servitudes, restrictions or other similar rights in land, including, without limitation, rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, towers, wires and cables;

(ii) the rights reserved to or vested in any grantor, government or other public authority by the terms of any Leases or by any statutory provision, including, without limitation, any rights to terminate any Leases or to require annual or other periodic payments as a condition of the continuance thereof;

(iii) liens imposed by statute securing the payment of Taxes other than in respect of Taxes which are now due or hereafter become due in respect of a period ending at or prior to the Closing Date;

(iv) the Regulations and any rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner, including, but not limited to, legally binding requirements imposed by statutes or Governmental Authorities concerning rates of production from operations on any of the Lands or otherwise affecting recoverability of Petroleum Substances from the Lands;

(v) the rights of third parties to purchase Petroleum Substances produced from the Lands or any lands with which the Lands have been pooled or unitized pursuant to production sales contracts or other contracts for the sale of Petroleum Substances which are described in Schedule 3.28;

(vi) the terms and conditions of the Leases, including, without limitation, the requirement to pay any rentals or royalties to the grantor thereof to maintain the Leases in good standing;

(vii) rights reserved to or vested in any Governmental Authority to levy taxes on minerals or the income therefrom or to limit, control or regulate any of the Assets

in any manner and all applicable laws, rules and orders of any Governmental Authority;

(viii) undetermined or inchoate liens (including, without limitation, processors', operators', mechanics', builders', materialmens' and similar liens) incurred or created as security in favour of the Person conducting the operation of any of the Assets arising in the ordinary course of business for Markedon's proportionate share of the costs and expenses of such operations except in respect of costs now due or delinquent or which become due or delinquent and relate to a period ending at or prior to the Closing Date;

(ix) the reservations, litigations, provisos and conditions in any original grants or transfers from the Crown of any of the Lands or interests therein and statutory exceptions to title;

(x) penalties which have arisen under operating procedures or similar agreements as a consequence of elections by Markedon prior to the Closing Date not to participate in operations on the Lands to which the penalty applies, and which are described in the Property Schedule;

(xi) liens or security granted in the ordinary course of business to a public utility, municipality or Governmental Authority in connection with operations pertaining to the Assets;

(xii) all Encumbrances (including lessor's royalties) described in the Property Schedule; and

(xiii) other Encumbrances which are not, in the aggregate, Material;

"Person" means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his capacity as trustee, executor, administrator, or other legal representative;

"Petroleum and Natural Gas Rights" means all of the working interests, royalty interests, production payments, profit and net profit interests, reversionary interests and other interests of Markedon in the Leases and Lands, including those described in the Property Schedule, but excluding the Excluded Assets;

"Petroleum Substances" means petroleum, natural gas and all related hydrocarbons (including, without limitation, all liquid hydrocarbons) and all other substances, whether liquids, gaseous or solids and whether hydrocarbons or not (except coal but including sulphur) produced in association with such petroleum, natural gas or related hydrocarbons;

"Place of Closing" means the offices of Bennett Jones LLP or such other place as may be mutually agreed to by the Parties;

"**Property Schedule**" means the schedule attached as Schedule 1.1(c);

"**Purchase Price**" has the meaning given in Section 2.1;

"**Purchased Shares**" means those issued and outstanding shares in the capital of Markedon owned by the Selling Markedon Shareholders and all of the issued and outstanding shares in the capital of each of **[INTENTIONALLY DELETED]**, all as set out in Schedule 1.1(d);

"**Purchaser**" means Esprit Exploration Ltd., a corporation governed by the laws of Alberta;

"**Real Property**" means the real property listed in Schedule 3.22;

"**Real Property Leases**" means the real property leases listed in Schedule 3.22;

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by Governmental Authorities having jurisdiction over the Assets;

"**Selling [INTENTIONALLY DELETED] Shareholders**" means **[INTENTIONALLY DELETED]**;

"**Selling [INTENTIONALLY DELETED] Shareholders**" means **[INTENTIONALLY DELETED]**;

"**Selling [INTENTIONALLY DELETED] Shareholders**" means **[INTENTIONALLY DELETED]**;

"**Selling [INTENTIONALLY DELETED] Shareholders**" means **[INTENTIONALLY DELETED]**;

"**Substance**" means petroleum, natural gas, or other hydrocarbons, any contaminant, pollutant or hazardous substance that is likely to cause harm or degradation to the environment or risk to human health or safety, and without restricting the generality of the foregoing, includes any pollutant, contaminant, waste, hazardous waste, toxic substance or dangerous good which is defined or identified in any Environmental Law;

"**Tangibles**" means:

(i) the interests of Markedon in and to all tangible depreciable property and assets which are situate in, on or about the Lands or lands with which the Lands have been pooled or unitized or used or intended for use in connection with production of Petroleum Substances from the Lands or lands with which the Lands have been pooled or unitized or for the gathering, processing, transmission, or treatment of such Petroleum Substances including, without limitation, production tubing, wellheads, pipelines, flowlines, gathering systems, batteries, plants, and other equipment, including without limitation the property and assets described in Schedule 1.1(b), but excluding the Facilities; and

(ii) the Facilities Interests;

"**Tax Returns**" means all returns, reports, declarations, elections, designations forms, schedules, filings, information returns and statements required to be filed in respect of Taxes to a Taxation Authority;

"**Taxation Authority**" means the Canada Revenue Agency or any other Governmental Authority which is entitled to impose, collect or administer Taxes;

"**Taxes**" or "**Taxes**" means all taxes, however denominated, including any interest, penalties, or other additions thereto that are imposed by a Taxation Authority, and shall for greater certainty include, but not be limited to, federal and provincial income and capital taxes, payroll and employee withholding taxes, employment insurance premiums, Canada pension plan contributions, GST, sales and use taxes, *ad valorem* taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, freehold mineral taxes, stamp taxes, environmental taxes, workers' compensation premiums, and all other amounts of the same or a similar nature to any of the foregoing, whether or not such amounts are described as taxes;

"**Vendors**" means all of the holders of Purchased Shares; and

"**Wells**" means all producing, shut-in, and injection or disposal wells located on the Lands or any lands with which the Lands have been pooled or unitized, including the wells described in the Property Schedule.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) Time is of the essence in the performance of the Parties' respective obligations.

(b) Unless otherwise specified, all references to money amounts are to Canadian currency.

(c) The descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of content and shall not be used to interpret the provisions of this Agreement.

(d) The use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement or a Schedule to such person or persons or circumstances as the context otherwise permits.

(e) Whenever a provision of this Agreement or a Schedule requires an approval or consent by a party and notification of such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the party whose

consent or approval is required shall be conclusively deemed to have withheld its consent or approval.

(f) Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(g) Whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following.

(h) The word "including" shall be deemed to mean "including without limitation".

1.3 Entire Agreement

This Agreement, including the Schedules to this Agreement, together with the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, with the exception of the Confidentiality Agreement dated May 26, 2005 between Markedon and the Purchaser (the "Confidentiality Agreement"). There are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof except as specifically set forth in this Agreement and in any agreement or document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Parties.

1.4 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in the Province of Alberta and shall be treated, in all respects, as an Alberta contract.

1.5 Accounting Terms

All accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Knowledge

(a) Where a representation or warranty is made in this Agreement on the basis of the knowledge of the Vendors, or any of them, making same, such knowledge consists of the knowledge that each such Vendor has after diligent inquiry of the management of Markedon and does not include the knowledge of any other Person or Persons;

(b) Where a representation or warranty is made in this Agreement on the basis of the knowledge of Markedon, such knowledge consists of the knowledge that each and every officer of Markedon has after diligent inquiry and does not include the knowledge of any other Person or Persons.

1.7 Agreement of Construction

This Agreement and all other documents executed and delivered pursuant hereto are the result of negotiations among and have been reviewed by the respective legal counsel for the Parties and are the products of all Parties. Accordingly, they shall not be construed against any Party merely because of such Party's involvement in their preparation.

1.8 Inconsistencies

If there is a direct contradiction between any provision contained in the body of this Agreement and those of a schedule to this Agreement, the provisions contained in the body of this Agreement shall prevail. Wherever any provision of this Agreement directly contradicts any provision of any document executed and delivered in connection with the Closing, the provisions of this Agreement shall prevail.

1.9 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(b)	Facilities, Facilities Interests and Tangibles
Schedule 1.1(c)	Property Schedule, List of Wells
Schedule 1.1(d)	Purchased Shares
Schedule 3.8	Vendors' Consents
Schedule 3.9	Balance Sheet
Schedule 3.12	Issued Shares
Schedule 3.14	Joint Venture Interests
Schedule 3.21	Equipment Contracts
Schedule 3.22	Real Property and Real Property Leases
Schedule 3.23	Environmental Matters
Schedule 3.30	Markedon Bank Accounts
Schedule 3.31	Markedon Constating Documents
Schedule 3.53	AMI's
Schedule 3.54	Drilling Obligations
Schedule 4.21	Constating Documents of **[INTENTIONALLY DELETED]**
Schedule 7.7	Opinion of Vendors' Counsel
Schedule 8.5	Opinion of Purchaser's Counsel

ARTICLE 2
PURCHASE AND SALE

2.1 Action by Vendor and Purchaser

At the Closing Time, upon and subject to the terms and conditions of this Agreement:

(a) Purchase Price

The Vendors shall sell and the Purchaser shall purchase the Purchased Shares for an aggregate purchase price of $72,569,000, which includes $300,000 of redemption value payable in respect of outstanding Markedon preferred shares, (the "unadjusted Purchase Price") subject to adjustment as provided in Section 2.2 (as so adjusted, the "Purchase Price").

(b) Delivery of Certificates. etc.

The Vendors shall transfer and deliver to the Purchaser at the Closing the share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by an irrevocable security transfer power of attorney duly executed in blank, in either case by the holders of record thereof, and shall take such steps as shall be necessary to cause Markedon, **[INTENTIONALLY DELETED]**, respectively and as the case may be, to enter the Purchaser or its nominee(s) upon the books of Markedon, **[INTENTIONALLY DELETED]**, as the registered holder of the Purchased Shares and to issue one or more share certificates to the Purchaser or its nominee(s) representing the Purchased Shares.

(c) Payment to the Vendors

Subject to Section 2.2, the Purchaser shall pay the Purchase Price, as adjusted on an interim basis in accordance with Section 2.2(b), less an amount equal to 2.5% thereof (the "Holdback"), to Miles Davison LLP, on behalf of the Vendors, by bank draft or certified cheque in immediately available funds to an account designated by the Vendors, in payment for the Purchased Shares.

2.2 Adjustment To Purchase Price

(a) Payment of Holdback

The Holdback, which shall be held in an interest bearing trust account by counsel for the Purchaser, shall be used to satisfy any obligations of the Vendors arising under this Section 2.2 and shall be paid to either the Purchaser or Miles Davison LLP on behalf of the Vendors, as the case may be, as contemplated in Section 2.2(f).

(b) Calculation of Interim Adjustments

(i) The unadjusted Purchase Price set forth in Section 2.1(a) shall be decreased on a dollar for dollar basis by the amount of the June Net Debt.

(ii) The Purchase Price, as adjusted in accordance with Section 2.2(b)(i) shall be further increased or decreased on the basis of $0.35 for each $1.00 by which the Interim Net Debt is greater than or less than the June Net Debt, except for amounts relating to bonuses or other amounts or benefits in excess of current salary paid or payable to insiders, directors, officers, employees, consultants and their affiliates, which shall be adjusted on a dollar for dollar basis.

If the Interim Net Debt is less than the June Net Debt, the Purchaser shall pay such excess in the proportions above to the Vendors at the Closing Date and if the Interim Net Debt is greater than the June Net Debt, the Vendors shall pay such excess in the proportions above to the Purchaser at the Closing Date.

(c) June Balance Sheet and Interim Closing Balance Sheet

At the Closing, the Vendors shall prepare and deliver the June Balance Sheet and the Interim Closing Balance, which shall be prepared by the Vendors in good faith and using their best efforts to ensure the accuracy thereof.

(d) Calculation of Final Adjustments

The Purchase Price, as adjusted in accordance with Section 2.2(b) shall be further increased or decreased on the basis of:

(i) on a dollar for dollar basis by the amount by which the Closing Net Debt as at June 1, 2005 is greater than or less than the June Net Debt;

(ii) on the basis of $0.35 for each $1.00 by which the Interim Net Debt is greater than or less than the June Net Debt, except for amounts relating to bonuses or other amounts in excess of current salary paid or payable to insiders, directors, officers, employees, consultants and their affiliates, which shall be adjusted on a dollar for dollar basis.

If the Closing Net Debt is less than the June Net Debt or Interim Net Debt, as applicable, the Purchaser shall pay such excess in the proportions above to the Vendors and if the Interim Net Debt or June Net Debt, as applicable, is greater than the Closing Net Debt, the Vendors shall pay such excess in the proportions above to the Purchaser. In each case such payments shall be settled in accordance with Section 2.2(e). The adjustment calculated pursuant to this Section 2.2(d) shall be added to, or subtracted from, as applicable, the Holdback and dealt with in accordance with Section 2.2(f).

(e) Closing Balance Sheets

Within 180 days after the Closing, the Purchaser shall prepare and deliver the Closing Balance Sheets to Miles Davison LLP on behalf of the Vendors. If the Vendors believe that any change is required to be made to the Closing Balance Sheets as prepared by the Purchaser, they shall, within 10 Business Days after receipt of the Closing Balance Sheets, give written notice of any such proposed change, including the reason for such change, to the Purchaser. In the event that the Vendors do not notify the Purchaser of any proposed change within 10 Business Days after receipt thereof, then the Vendors shall be deemed to have accepted the Closing Balance Sheets. If a proposed change is disputed by the Parties and they fail to resolve such dispute within 20 Business Days after the date on which the Vendors gave notice of the proposed change, then Ernst & Young LLP (the "Accounting Firm") shall be engaged forthwith to resolve any remaining disputes and the Accounting Firm shall be required to render its decision within 30 Business Days after the dispute is referred to it. The decision of the Accounting Firm shall be final and binding. The fees and expenses of the Accounting Firm shall be shared equally by the Vendors and the Purchaser.

(f) Payment of Purchase Price Adjustment

Payment of any adjustment in the Purchase Price pursuant to Section 2.2(d), shall be made by bank draft or certified cheque to Miles Davison LLP, in trust on behalf of the Vendors or the Purchaser, as the case may be, together with interest at the rate of the prime rate published and charged from time to time by the Canadian Imperial Bank of Commerce plus 1% per annum calculated from the Closing Date to the date of payment, within 5 Business Days after the acceptance or deemed acceptance of the Closing Balance Sheets pursuant to Section 2.2(e). In the event an adjustment of the Purchase Price pursuant to Section 2.2(d) would result in an adjustment in favour of the Purchaser, interest shall be payable in accordance with the above in respect of the portion of the Holdback payable to the Vendors in excess of the amount of the adjustments or Holdback payable to the Purchaser and the remainder of the Holdback shall be remitted to the Purchaser without interest payable. In the event an adjustment of the Purchase Price pursuant to Section 2.2(d) would result in an adjustment in favour of the Vendors, interest shall be payable in respect of the Holdback payable to the Vendors and any amount in excess thereof at the same rate as provided for above.

2.3 Place and Time of Closing

The Closing shall take place at the Place of Closing on the Closing Date.

2.4 Tender

Any tender of documents or money pursuant to this Agreement may be made upon the Parties or their respective counsel and money may be tendered by official bank draft drawn upon a Canadian chartered bank, by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company, or by wire transfer in immediately available funds to an account designated by the Party receiving such funds.

2.5 Payment of Markedon Financial Advisor Fees

At Closing, the Purchaser covenants and agrees to pay in full, or to pay into trust, any and all fees (the "Advisor Fees") payable to Tristone Capital Advisors Inc. ("Tristone") to a maximum amount of Advisor Fees equal to 1.2% of the unadjusted Purchase Price payable at closing. The Vendors shall use their best efforts to cause Tristone to deliver at closing a copy of their final account in respect of all such services.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE MARKEDON SHAREHOLDERS

Each of the Markedon Shareholders and Markedon represents and warrants to the Purchaser that:

3.1 Incorporation and Registration

Markedon is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has all necessary corporate power, authority and capacity to own its property and assets (including, without limitation, the property and assets shown in the Balance Sheet) and to carry on its business as presently conducted. Neither the nature of its business nor the location or character of the property owned or leased by Markedon requires Markedon to be registered, licensed or otherwise qualified as an extraprovincial or foreign corporation or to be in good standing in any jurisdiction other than in the Province of Alberta. Markedon is duly registered, licensed and otherwise qualified and in good standing for such purpose in the Province of Alberta.

3.2 Subsidiaries

Markedon has no subsidiaries and is not a member of a partnership or a beneficiary of a trust.

3.3 Right to Sell

If any of the Vendors is a corporation, it is duly incorporated and validly existing under the laws of the province of its incorporation. Each of the Vendors is the sole beneficial owner of those of the Purchased Shares it is purporting to sell hereunder as set out in Schedule 1.1(d) and has the exclusive right to dispose of such Purchased Shares as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, order, judgment, decree, licence, permit or law to which such Vendor is a party or subject or by which such Vendor is bound or affected (other than any such violation, contravention, breach, offence or default which will not have a Material Adverse Effect). Each of the Vendors is the holder of record of all of the Purchased Shares set forth beside its name on Schedule 1.1(d) free and clear of all Encumbrances (other than the rights of the Purchaser under this Agreement) and will deliver to the Purchaser on Closing good and valid title to all of such Purchased Shares free and clear of all Encumbrances. At Closing, the

Markedon Shareholders and Markedon agree to execute a termination agreement with respect to any shareholders' agreement to which any securities of Markedon are subject.

3.4 Capitalization

The authorized and issued share capital of Markedon consists of an unlimited number of Class A common shares, an unlimited number of Class B common shares, an unlimited number of Class D common shares and an unlimited number of preferred shares issuable in series of which only 4,681.202 Class A common shares, 650 Class B common shares and 300,000 Preferred Shares, Series 1 have been duly and validly issued and are outstanding as fully paid and non-assessable shares of Markedon. No options, warrants or other rights to purchase shares or other securities of Markedon and no securities or obligations convertible into or exchangeable for shares or other securities of Markedon have been authorized or agreed to be issued or are outstanding.

3.5 Due Authorization

If any of the Markedon Shareholders are corporations, each such Markedon Shareholder has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement have been duly authorized by all necessary corporate action on the part of each corporate Markedon Shareholder.

3.6 Enforceability of Obligations

This Agreement constitutes a valid and binding obligation of each of the Markedon Shareholders enforceable against each of them in accordance with the terms hereof, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

3.7 Absence of Conflicting Agreements

Except as set forth in Schedule 3.8, Markedon is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, judgment, decree, licence, permit or law which would be violated, contravened, breached by or under which default would occur or under which any payment or repayment would be accelerated as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

3.8 Consents, Approvals or Authorizations

Except as set forth in Schedule 3.8, no consent, approval or authorization of, filing or registration with, or notification to, any governmental or regulatory authority, or consent, approval or authorization of any Person, is required on behalf of any of the Markedon Shareholders or Markedon in connection with the execution and delivery of this Agreement by such Parties or the completion of the transactions contemplated by this Agreement.

3.9 Balance Sheet

The Balance Sheet has been prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of the preceding period and presents fairly all of the assets and liabilities and the financial position of Markedon as at March 31, 2005.

3.10 Absence of Undisclosed Liabilities

Except to the extent reflected or reserved against in the Balance Sheet, Markedon has no outstanding indebtedness, liabilities or obligations.

3.11 Absence of Changes

Since the date of the Balance Sheet, and other than as contemplated in this Agreement, there has not been:

(a) any Material Adverse Effect or circumstances that might reasonably be expected to result in any such Material Adverse Effect; or

(b) any damage, destruction, loss, labour trouble or other event, development or condition which would have a Material Adverse Effect.

3.12 Absence of Unusual Transactions

Except as permitted in Section 8.1, since the date of the Balance Sheet, Markedon has not:

(a) except as set forth in Schedule 3.12, transferred, assigned, sold or otherwise disposed of any of the assets shown in the Balance Sheet or cancelled any debts or claims;

(b) mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its assets or property, whether tangible or intangible other than Permitted Encumbrances;

(c) authorized, incurred or assumed any capital expenditure or financial commitment or other obligation or liability (fixed or contingent) except unsecured obligations and liabilities incurred in the ordinary and usual course of business and not exceeding $50,000 in the aggregate;

(d) suffered an extraordinary loss, waived or omitted to take any action in respect of any rights of substantial value, or entered into any commitment or transaction not in the ordinary and usual course of business where such losses, rights, commitments and transactions calculated on an aggregate cumulative basis have or are likely to have a Material Adverse Effect;

(e) except as set forth in Schedule 3.12, issued or sold any shares in its capital or any warrants, bonds, debentures or other corporate securities of Markedon or issued,

granted or delivered any right, option or other commitment for the issuance of any such or other securities;

(f) declared, authorized, paid or made any dividend or other distribution to any shareholder, director, officer, employee or consultant of Markedon, whether in cash, shares or otherwise;

(g) made any change in its accounting principles or practices;

(h) purchased, leased or otherwise acquired any assets having a value in aggregate greater than $25,000;

(i) granted any power of attorney;

(j) guaranteed, or agreed to guarantee, the obligations of any party;

(k) reduced its stated capital in any manner;

(l) purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares in its issued capital;

(m) authorized or paid any bonus or similar payment to any employee, consultant, officer or director;

(n) amended or changed or taken any action to amend or change its Articles or By-laws; or

(o) authorized, agreed or otherwise become committed to do any of the foregoing.

3.13 Non-Arm's Length Indebtedness

At Closing, there shall be no outstanding indebtedness owing to or from Markedon by or to any of its directors, officers, former directors or officers, shareholders or employees or to any other Person not dealing at arm's length with Markedon.

3.14 Joint Venture Interests

Schedule 3.14 sets forth all of the joint ventures to which Markedon is a party or is otherwise involved.

3.15 Absence of Guarantees and Powers of Attorney

Markedon has not given or agreed to give, or is a party to or bound by (i) any guarantee or indemnity in respect of indebtedness, or other obligations, of any Person or (ii) any other commitment by which Markedon is, or is contingently, responsible for such indebtedness or other obligations or (iii) any powers of attorney or other delegations of authority.

3.16 Business in Compliance with Law

The operations of Markedon are being conducted in compliance with all applicable laws, rules, regulations, judgments, government authorizations or orders and decrees applicable to the operation of their respective businesses, except to the extent that non-compliance would not have a Material Adverse Effect.

3.17 Restrictive Covenants

Markedon is not a party to or bound or affected by any commitment, agreement or document containing any covenant which limits the freedom of Markedon to compete in any line of business, transfer or move any of its Assets or operations or which affects or may affect the business practices, operations or conditions or the continued operation of the business of Markedon after the Closing on substantially the same basis as such businesses are presently carried on.

3.18 Tax Matters

(a) Markedon has duly and timely filed its Tax Returns with the appropriate Taxation Authority and each Tax Return has been completely and correctly prepared and made in accordance with the Applicable Tax Legislation;

(b) Markedon has duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it and the Closing Balance Sheet will set forth, as an amount payable or as a reserve other than for deferred Taxes an amount not less than the amount of all Taxes that are not yet due and payable (and that will not be due and payable by the Closing Date) by Markedon and that relate to periods ending on or prior to the Closing Date;

(c) Markedon has not entered into any agreement or other arrangement or executed any waiver with any Taxation Authority providing for, any extension of time within which (i) to file any Tax Return covering any Taxes for which Markedon is or may be liable; (ii) Markedon is required to pay or remit any Taxes or amounts on account of Taxes; or (iii) any Taxation Authority may assess or collect Taxes for which Markedon is or may be liable;

(d) There are no actions, suits, proceedings, investigations, audits or claims now pending or, to the best of the knowledge of Markedon, threatened, against Markedon in respect of any Taxes and there are no matters under discussion with any taxing authority relating to Taxes; there are no outstanding Assessments and, to the best of the knowledge of Markedon, there are no threatened or potential Assessments against Markedon;

(e) Markedon has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including, without limitation, any of its employees, officers and directors and any non-resident Person, the amount of all Taxes and other deductions required by any Applicable Tax Legislation to be

withheld from any such amount and has duly and timely remitted the same to the appropriate Taxation Authority;

(f) Markedon's the tax pools effective April 30, 2005 were at least:

Undepreciated capital cost (as defined for the purposes of the Act)	$4,560,511
Cumulative Canadian exploration expense (as defined in Section 66.1(6) of the Act)	nil
Cumulative Canadian development expense (as defined in Section 66.2(5) of the Act)	$4,026,500
Cumulative Canadian oil and gas property expense (as defined in Section 66.4(5)(b) of the Act)	$3,040,748
Share issue expenses (undeducted) (as defined in Paragraph 20(i)(e) or the Act)	nil
Other undeducted outlays and expenses	nil

Markedon represents and warrants that it has not undertaken since April 30, 2005, and covenants not to undertake prior to the Closing Date, any act which would have reduced or would reduce the above amounts;

(g) Markedon is duly registered with the Canada Revenue Agency for GST and its GST registration number is 878132190RT. Markedon has made all Tax Returns and remittances required to be made under Applicable Tax Legislation governing GST;

(h) Markedon has never undergone an acquisition of control for the purposes of the Act;

(i) Markedon has never been required to file a Tax Return to a Taxation Authority outside Canada; and

(j) Markedon has not been a party to any transactions with any Person with whom it does not deal at arm's length (within the meaning of the Act) in circumstances where the transaction is undertaken on terms and conditions which are not on an arm's length basis.

3.19 Residency

Each of the Markedon Shareholders is not a non-resident of Canada for purposes of the Act.

3.20 Title to Assets

Except as set forth in Schedule 3.8, the Petroleum and Natural Gas Rights are free and clear of all Encumbrances created by, through or under the Markedon Shareholders and Markedon except for the Permitted Encumbrances, and Markedon has good and marketable title to the Assets other than the Petroleum and Natural Gas Rights free and clear of all Encumbrances, except for Permitted Encumbrances.

3.21 Equipment Contracts

Schedule 3.21 sets forth a true and complete list of the Equipment Contracts and the equipment and vehicles of Markedon which are subject thereto and all of such Equipment Contracts are in full force and effect and no default exists on the part of Markedon.

3.22 Real Property and Real Property Leases

Except as disclosed in Schedule 3.22, Markedon does not own any real property or interests therein, or is a party to, or bound by, any leases or subleases of any real property, other than its interests in the Lands, the Leases and the Facilities including any lease of office space.

3.23 Environmental Matters

Except as disclosed in Schedule 3.23:

(a) Markedon is in substantial compliance with all Environmental Laws, ("substantial compliance" meaning for the purposes of this Section 3.23 that the direct cost associated with bringing the conduct of all such businesses into strict compliance with all Environmental Laws, including in respect of the remediation of existing pollution and damages, would not exceed in the aggregate $50,000);

(b) Markedon:

(i) has obtained all Environmental Approvals required to carry on its current and proposed operations and all such Environmental Approvals are valid and in full force and effect; and

(ii) is in substantial compliance with all such Environmental Approvals;

(c) All Environmental Approvals are listed in Schedule 3.23 hereto;

(d) Markedon has not received any claim or notice to the effect or has otherwise become aware that:

(i) its operations or its assets are (1) not in substantial compliance with all Environmental Laws, or (2) the subject of any remedial, preventative or control action, direction or order by any Government Authorities, or any investigation or evaluation by any Government Authorities as to whether

any remedial or preventative action is needed to respond to an existing or potential environmental concern; and

(ii) it is or may be liable to any person (including, without limitation, any individual or government, whether federal, provincial, city or municipal) as a result of the release or threatened release of any Substance into the environment or into any facility or structure;

(e) Markedon does not have to provide, or has provided, any notification to any person (including, without limitation, any individual or government, whether federal, provincial, city or municipal) of the release or potential release of any Substance into the environment;

(f) To the best of the knowledge of Markedon, no Substance has been released into the environment from or been deposited or disposed of on, at or under the Lands or other property subject to Leases, or on any Real Property, for which any of Markedon is or may be responsible or liable;

(g) Except for (A) notifications and conditions of general application to assets of the type owned by Markedon, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), Markedon has not received any notification that any orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws, that any work, repairs, construction or capital expenditures are required to be made by them as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(h) To the best of the knowledge of Markedon, no underground storage tanks, urea formaldehyde foam insulation or radioactive substances are on the Lands or Real Property for which Markedon is, or may be, responsible or liable; and

(i) To the best of the knowledge of Markedon, there are no polychlorinated biphenyls in storage or spilled on the Lands or Real Property.

3.24 Quiet Enjoyment

Subject to the rents, covenants, conditions and stipulations in the Leases and on the lessee's or holder's part thereunder to be paid, performed and observed, Markedon may continue to hold and enjoy the Assets for the residue of their respective terms and all renewals or extensions thereof for the use and benefit of Markedon without any interruption of or by any of the Markedon Shareholders or any other person (other than the Purchaser) whomsoever claiming or to claim the same or any part thereof or any interest therein by, through or under Markedon or any of the Markedon Shareholders.

3.25 Employment Matters

Markedon will have no employees as of the Closing Time and there are no written contracts of employment with any prior employees of Markedon that would bind Markedon. Markedon and the Purchaser shall not have any liability whatsoever in respect of the severance or termination of employment of any and all employees of Markedon, with the exception of the employees who may be offered employment with the Purchaser or Markedon after the Closing Date.

3.26 Insurance

Markedon maintains or causes to be maintained such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable operations, properties and assets. All such policies of insurance are in full force and effect and Markedon is not in default, as to the payment of premium or otherwise, under the terms of any such policy.

3.27 Material Contracts

Markedon does not have any Material Contracts.

3.28 Copies of Agreements etc.

Current and complete copies of all contracts, commitments, mortgages, leases, instruments and other documents identified in the Schedules, including the Material Contracts have been made available for inspection by the Purchaser. There are no on-going negotiations with respect to the renewal, repudiation or amendment of them or any of the Material Contracts.

3.29 Litigation

There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, pending or, to the best of the knowledge of each of the Markedon Shareholders and Markedon threatened against or relating to Markedon or affecting its properties or business which, if determined adversely to Markedon would have a Material Adverse Effect. There is not presently outstanding against Markedon any judgment, decree, injunction, rule or order of any court, governmental department, commission, board, bureau, agency or arbitrator which would have a Material Adverse Effect.

3.30 Bank Accounts, etc.

Schedule 3.30 sets forth the name of each bank and other depository in which Markedon maintains any bank account, trust account or safety deposit box, the details of all such amounts and the names of all Persons authorized to draw thereon or who have access thereto.

3.31 Articles and By-laws

Schedule 3.31 comprises the Articles and By-Laws of Markedon, including any and all amendments thereto and such Articles and By-laws as so amended are in full force and effect and no amendments have been made to the same.

3.32 Corporate Records and Minute Books

The corporate records and minute books of Markedon have been made available to the Purchaser and include complete and accurate minutes of all meetings of the directors or shareholders of Markedon, held to date and all resolutions passed by the directors or shareholders on consent, since the date of its incorporation. The share certificate book, register of shareholders, register of transfers and register of directors included therein of Markedon, are complete and accurate.

3.33 Compliance with Terms

Markedon has complied with, performed, observed and satisfied all terms, conditions, obligations and liabilities which have arisen prior to the Closing Date and were the obligations of Markedon under any of the provisions of any statute, order, writ, injunction or decree of any Governmental Authority or court relating to the Assets.

3.34 Title Documents and Production Sales Contracts

Markedon has made available for inspection by, the Purchaser (i) all material documents, instruments, records and books relevant to title to the Assets; and (ii) all production sales contracts or other material contracts for the sale of Petroleum Substances produced from the Lands or lands with which the Lands have been pooled or unitized.

3.35 Operation of Assets

The Assets are being operated in accordance with all permits, regulations, statutes, rules, orders, licenses and tariffs. There are no outstanding orders, directives or undertakings of, from or to any regulatory authority relating to the operation of the Assets.

3.36 Finders' Fees

Neither Markedon nor any of the Markedon Shareholders has incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated herein for which the Purchaser shall have any responsibility except for fees to Tristone, which shall be for the account of the Purchaser in accordance with Section 2.5, and except for legal fees relating to this transaction which shall be for the account of the Vendors.

3.37 Seismic

No Person other than Markedon and the other working interest owners of the Lands has or is entitled to have any of the geological, engineering, geophysical, seismic and other reports and data referred to in paragraph (vi) of the definition of "Miscellaneous Interests".

3.38 Accounts Receivable

All accounts receivable recorded in the books and accounts of Markedon are bona fide and collectible by Markedon without set-off or counterclaim.

3.39 Condition of Wells

(i) All producing, shut-in, suspended and abandoned oil and natural gas wells and all water-source and water and other disposal and injection wells upon the Lands and lands with which the same have been pooled are listed in the Property Schedule; (ii) each such well has been drilled and, if completed, completed, operated and produced in accordance with good oil and gas field practices and in compliance in all material respects with all applicable rules and regulations; (iii) all costs associated with each such well and all associated equipment payable by Markedon have been paid or accrued in the Balance Sheet; (iv) none of the said wells is deviated from the vertical more than the maximum permitted by applicable laws, rules and regulations; and (v) each such well is in fact bottomed under and is producing from, and the well bore thereof is wholly within, the said Lands or lands with which the same have been and now are validly pooled.

3.40 Condition of Tangibles and Facilities

All of the production, gathering, processing, treating, transportation and storage facilities in which Markedon has an interest which are operated by Markedon including, without limitation, the Facilities which are operated by Markedon, have been constructed, maintained and operated in accordance with generally accepted engineering and good oil and gas field practices and to the best of the knowledge of Markedon, all production, gathering, processing, treating, transportation and storage facilities, which are not operated by Markedon and in which Markedon has an interest including, without limitation, the Facilities which are not operated by Markedon, have been constructed, maintained and operated in accordance with generally accepted engineering and good oil and gas field practices.

3.41 No Production Penalties

None of the Wells is subject to a production penalty or limitation of any nature including, without limitation, statutory or contractual penalties, except any such penalties and limitations which have arisen in circumstances where good oil and gas field practices have been followed (and penalties and limitations which result from prior production in excess of allowables shall be deemed not to have arisen in such circumstances).

3.42 Wells to be Abandoned

Markedon has not agreed or been ordered to abandon any Wells which are not abandoned.

3.43 Production

All payments of production revenue and deliveries in kind in respect of Petroleum Substances produced from the Lands are being paid or made, as the case may be, to Markedon on a timely basis.

3.44 No Excess Gas Deliveries

Markedon has not received notice from, nor does it have knowledge of a claim by a purchaser of natural gas produced from the Lands asserting that Markedon has delivered to such purchaser an annual amount of natural gas in excess of the amount which Markedon was entitled to deliver to such purchaser under the applicable gas purchase contract.

3.45 Prepaid Gas Obligations

Markedon is not obligated to deliver Petroleum Substances without receiving full payment therefor.

3.46 Royalty Payments

Royalties have been timely paid to the Crown, lessors and other holders of royalties and similar interests with respect to all production or sale of Petroleum Substances from the Lands and all filings in respect of such royalties have been properly made in accordance with the applicable legislation or agreements.

3.47 No Prepayment Service Obligation

Markedon is not obligated by virtue of a prepayment arrangement, under any contract or arrangement for the provision of services, to provide services at some future time without then receiving full payment therefor.

3.48 No Convertible Interests

The interests of Markedon set forth in the Property Schedule are not subject to reduction on any account whatsoever and none of the Encumbrances described in the Property Schedule is convertible or will change otherwise howsoever to an interest of any other size or nature whatsoever, except as described in the Property Schedule.

3.49 Gas Balancing Agreements

Markedon is not a party or subject to any gas balancing agreements.

3.50 Assignments of Sale Proceeds

Except for the Permitted Encumbrances, Markedon has not assigned or in any other way restricted its rights to receive the proceeds from the sale of Petroleum Substances produced from the Lands.

3.51 No Adverse Change

Since March 31, 2005, there has been no damage to any of the Assets that would constitute a Material Adverse Effect on the aggregate value of the Assets.

3.52 Full Disclosure

The information provided to the Purchaser by Markedon for purposes of the Purchaser's due diligence investigations in connection with this transaction is accurate and complete in all Material respects.

3.53 No AMI's

Markedon is not party or subject to any area of mutual interest arrangement in favour of any other Person created by, through or under Markedon except as set forth in Schedule 3.53.

3.54 No Drilling Obligations

Markedon has not received any notice that any of the Assets are subject to any drilling or offset obligations that have not been satisfied or permanently waived, except as set forth in Schedule 3.54.

3.55 Due Diligence

Each of the Markedon Shareholders has met with the senior management team of Markedon and made specific inquiry as to the ability of such Markedon Shareholder to make the representations and warranties required to be made in this Article 3 and accordingly the representations and warranties on the part of each of the Markedon Shareholders made in this Article 3 have been made by each of the Markedon Shareholders to the best of their knowledge, information and belief having made such specific inquiry of the management of Markedon.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS OF [INTENTIONALLY DELETED]

Each of the Selling **[INTENTIONALLY DELETED]** represents and warrants to the Purchaser with respect to **[INTENTIONALLY DELETED]** respectively, that:

4.1 Incorporation and Registration

Each of **[INTENTIONALLY DELETED]**, **[INTENTIONALLY DELETED]** and **[INTENTIONALLY DELETED]** is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as presently conducted. Neither the nature of the businesses of **[INTENTIONALLY DELETED]** requires them to be registered, licensed or otherwise qualified as an extraprovincial or foreign corporation or to be in good standing in any jurisdiction other than in the Province of Alberta. Each of **[INTENTIONALLY**

DELETED] is duly registered, licensed and otherwise qualified and in good standing for such purpose in the Province of Alberta.

4.2 Subsidiaries

None of **[INTENTIONALLY DELETED]** have any subsidiaries and none of them is a member of a partnership or a beneficiary of a trust.

4.3 Right to Sell

Each of the **[INTENTIONALLY DELETED]**is the sole beneficial owner of those of the Purchased Shares it is purporting to sell hereunder as set out in Schedule 1.1(d) and has the exclusive right to dispose of such Purchased Shares as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, order, judgment, decree, licence, permit or law to which such Party is a party or subject or by which such Party is bound or affected. Each of the **[INTENTIONALLY DELETED]** is the holder of record of all of the Purchased Shares set forth beside his or her name on Schedule 1.1(d) free and clear of all Encumbrances (other than the rights of the Purchaser under this Agreement) and will deliver to the Purchaser on Closing good and valid title to all of such Purchased Shares free and clear of all Encumbrances. The Purchased Shares held by each of the **[INTENTIONALLY DELETED]** are not subject to the terms of any shareholders' agreement.

4.4 Capitalization

The authorized and issued share capital of:

(a) **[INTENTIONALLY DELETED]** consists of an unlimited number of Class A common shares, an unlimited number of Class B common shares, an unlimited number of Class C preferred shares issuable in series, an unlimited number of Class D preferred shares issuable in series and an unlimited number of Class E preferred shares issuable in series, of which only 2,000 Class A common shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares of **[INTENTIONALLY DELETED]** and there are no options, warrants or other rights to purchase shares or other securities of **[INTENTIONALLY DELETED]** outstanding and no securities or obligations convertible into or exchangeable for shares or other securities of **[INTENTIONALLY DELETED]** have been authorized or agreed to be issued or are outstanding;

(b) **[INTENTIONALLY DELETED]** consists of 100 Class "A" common shares of which only 100 Class "A" common shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares of **[INTENTIONALLY DELETED]** and there are no options, warrants or other rights to purchase shares or other securities of **[INTENTIONALLY DELETED]** outstanding and no securities or obligations convertible into or exchangeable for shares or other securities of **[INTENTIONALLY DELETED]** have been authorized or agreed to be issued or are outstanding; and

(c) **[INTENTIONALLY DELETED]** consists of an unlimited number of Class "A" common shares, an unlimited number of Class "B" common shares, an unlimited number of Class "C" common shares, an unlimited number of Class "D" common shares, an unlimited number of Class "E" common shares, an unlimited number of Class "F" common shares, an unlimited number of Class "G" preferred shares and an unlimited number of Class "H" preferred shares issuable in series of which only 350 Class "A" common shares, 350 Class "B" common shares, 150 Class "C" common shares and 150 Class "D" common shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares of **[INTENTIONALLY DELETED]** and there are no options, warrants or other rights to purchase shares or other securities of **[INTENTIONALLY DELETED]** outstanding and no securities or obligations convertible into or exchangeable for shares or other securities of **[INTENTIONALLY DELETED]** have been authorized or agreed to be issued or are outstanding.

4.5 Enforceability of Obligations

This Agreement constitutes a valid and binding obligation of each of the **[INTENTIONALLY DELETED]** Shareholders enforceable against him or her in accordance with the terms hereof, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

4.6 Absence of Conflicting Agreements

None of **[INTENTIONALLY DELETED]** is a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, judgment, decree, licence, permit or law which would be violated, contravened, breached by or under which default would occur or under which any payment or repayment would be accelerated as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

4.7 Consents, Approvals or Authorizations

No consent, approval or authorization of, filing or registration with, or notification to, any governmental or regulatory authority, or consent, approval or authorization of any Person, is required on behalf of any of the **[INTENTIONALLY DELETED]** in connection with the execution and delivery of this Agreement by such Parties or the completion of the transactions contemplated by this Agreement.

4.8 Assets and Business

The only assets of each of **[INTENTIONALLY DELETED]** are the Markedon Shares set out beside their names in Schedule 1.1(d).

4.9 Absence of Indebtedness and Undisclosed Liabilities

None of **[INTENTIONALLY DELETED]** has any outstanding indebtedness, liabilities or obligations.

4.10 Absence of Unusual Transactions

Since December 31, 2004, none of **[INTENTIONALLY DELETED]** has:

(a) transferred, assigned, sold or otherwise disposed of any of its Markedon Shares;

(b) mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its Markedon Shares;

(c) authorized, incurred or assumed any capital expenditure or financial commitment or other obligation or liability (fixed or contingent);

(d) suffered an extraordinary loss, waived or omitted to take any action in respect of any rights of substantial value, or entered into any commitment or transaction;

(e) issued or sold any shares in its capital or any warrants, bonds, debentures or other corporate securities or issued, granted or delivered any right, option or other commitment for the issuance of any such or other securities;

(f) made any change in its accounting principles or practices;

(g) granted any power of attorney;

(h) guaranteed, or agreed to guarantee, the obligations of any party;

(i) reduced its stated capital in any manner;

(j) purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares in its issued capital;

(k) amended or changed or taken any action to amend or change its Articles or By-laws; or

(l) authorized, agreed or otherwise become committed to do any of the foregoing.

4.11 Absence of Guarantees and Powers of Attorney

None of **[INTENTIONALLY DELETED]** is a party to or bound by (i) any guarantee or indemnity in respect of indebtedness, or other obligations, of any Person or (ii) any other commitment by which it is, or is contingently, responsible for such indebtedness or other obligations or (iii) any powers of attorney or other delegations of authority.

4.12 Business in Compliance with Law

The operations of each of **[INTENTIONALLY DELETED]** are being conducted in compliance with all applicable laws, rules, regulations, judgments, government authorizations or orders and decrees applicable to the operation of their respective businesses.

4.13 Tax Matters

(a) Each of **[INTENTIONALLY DELETED]** has duly and timely filed its Tax Returns with the appropriate Taxation Authority and each Tax Return has been completely and correctly prepared and made in accordance with the Applicable Tax Legislation;

(b) Each of **[INTENTIONALLY DELETED]** is not currently taxable and each will not have any amount payable that relates to periods ending on or prior to the Closing Date;

(c) Each of **[INTENTIONALLY DELETED]** has not entered into any agreement or other arrangement or executed any waiver with any Taxation Authority providing for, any extension of time within which (i) to file any Tax Return covering any Taxes for which it is or may be liable; (ii) it is required to pay or remit any Taxes or amounts on account of Taxes; or (iii) any Taxation Authority may assess or collect Taxes for which it is or may be liable;

(d) There are no actions, suits, proceedings, investigations, audits or claims now pending or, to the best of the knowledge of **[INTENTIONALLY DELETED]** in respect of any Taxes and there are no matters under discussion with any taxing authority relating to Taxes. There are no outstanding Assessments and, to the best of the knowledge of the **[INTENTIONALLY DELETED]** Shareholders, there are no threatened or potential Assessments against any of **[INTENTIONALLY DELETED]**;

(e) Each of [**[INTENTIONALLY DELETED]** has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including, without limitation, any of its employees, officers and directors and any non-resident Person, the amount of all Taxes and other deductions required by any Applicable Tax Legislation to be withheld from any such amount and has duly and timely remitted the same to the appropriate Taxation Authority;

(f) None of **[INTENTIONALLY DELETED]** have any tax pools;

(g) Each of **[INTENTIONALLY DELETED]** is duly registered with the Canada Revenue Agency for GST and its GST registration numbers are **[INTENTIONALLY DELETED]** has made all Tax Returns and remittances required to be made under Applicable Tax Legislation governing GST;

(h) Each of **[INTENTIONALLY DELETED]** has never undergone an acquisition of control for the purposes of the Act;

(i) Each of **[INTENTIONALLY DELETED]** has never been required to file a Tax Return to a Taxation Authority outside Canada; and

(j) Each of **[INTENTIONALLY DELETED]** has not been a party to any transactions with any Person with whom it does not deal at arm's length (within the meaning of the Act) in circumstances where the transaction is undertaken on terms and conditions which are not on an arm's length basis.

4.14 Residence of the Vendor

Each of the **[INTENTIONALLY DELETED]** is not a non-resident of Canada for purposes of the Act.

4.15 Title to Assets

Each of **[INTENTIONALLY DELETED]** own the Markedon Shares held by them free and clear of all Encumbrances and each has good and marketable title to such Markedon Shares free and clear of all Encumbrances.

4.16 Environmental Matters

(a) Each of [**[INTENTIONALLY DELETED]** is in compliance with all Environmental Laws;

(b) Each of [**[INTENTIONALLY DELETED]** is not required to have obtained any Environmental Approvals to carry on its current business;

(c) Each of **[INTENTIONALLY DELETED]** has not received any claim or notice to the effect or has otherwise become aware that:

(i) its operations or its assets are (1) not in compliance with all Environmental Laws, or (2) the subject of any remedial, preventative or control action, direction or order by any Government Authorities, or any investigation or evaluation by any Government Authorities as to whether any remedial or preventative action is needed to respond to an existing or potential environmental concern; and

(ii) it is or may be liable to any person (including, without limitation, any individual or government, whether federal, provincial, city or municipal) as a result of the release or threatened release of any Substance into the environment or into any facility or structure;

(d) Each of **[INTENTIONALLY DELETED]** has never had to provide any notification to any person (including, without limitation, any individual or government, whether federal, provincial, city or municipal) of the release or potential release of any Substance into the environment; and

(e) No Substance has been released into the environment for which any of **[INTENTIONALLY DELETED]** is or may be responsible or liable.

4.17 Employment Matters

Each of **[INTENTIONALLY DELETED]** will have no employees as of the Closing Time and there will be no written contracts of employment with any prior employees of **[INTENTIONALLY DELETED]** that would bind any of them and the Purchaser shall have no liabilities in respect of the severance or termination of employment of any and all employees of **[INTENTIONALLY DELETED]**, with the exception of those employees who may be offered employment with the Purchaser, **[INTENTIONALLY DELETED]** after the Closing Date.

4.18 Material Contracts

Each of **[INTENTIONALLY DELETED]** have no Material Contracts.

4.19 Litigation

There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, pending or, to the best of the knowledge of each of the **[INTENTIONALLY DELETED]** or affecting their assets or business and there is not presently outstanding against any of **[INTENTIONALLY DELETED]** any judgment, decree, injunction, rule or order of any court, governmental department, commission, board, bureau, agency or arbitrator.

4.20 Bank Accounts, etc.

None of **[INTENTIONALLY DELETED]** maintains any bank account, trust account or safety deposit box.

4.21 Articles and By-laws

Schedule 4.21 comprises the Articles and By-Laws of each of **[INTENTIONALLY DELETED]** including any and all amendments thereto and such Articles and By-laws as so amended are in full force and effect and no amendments have been made to the same.

4.22 Corporate Records and Minute Books

The corporate records and minute books of each of **[INTENTIONALLY DELETED]** have been made available to the Purchaser and include complete and accurate minutes of all meetings of the directors or shareholders of each of **[INTENTIONALLY DELETED]**, held to date and all resolutions passed by the directors or shareholders on consent, since the date of its incorporation. The share certificate book, register of shareholders, register of transfers and register of directors included therein of each of **[INTENTIONALLY DELETED]**, are complete and accurate.

4.23 Compliance with Terms

Each of [**[INTENTIONALLY DELETED]** has complied with, performed, observed and satisfied all terms, conditions, obligations and liabilities which have arisen prior to the Closing Date and were the obligations of **[INTENTIONALLY DELETED]** under any of the provisions of any statute, order, writ, injunction or decree of any Governmental Authority or court relating to their respective assets.

4.24 Finders' Fees

None of **[INTENTIONALLY DELETED]** has incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated herein for which the Purchaser shall have any responsibility.

4.25 Accounts Receivable

None of **[INTENTIONALLY DELETED]** have any accounts receivable.

4.26 Full Disclosure

The information provided to the Purchaser by **[INTENTIONALLY DELETED]** for purposes of the Purchaser's due diligence investigations in connection with this transaction is accurate and complete in all respects.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendors that:

5.1 Incorporation

It is a corporation duly incorporated and validly existing under the laws of Canada and is duly extra-provincially registered to carry on business in the Province of Alberta.

5.2 Due Authorization

It has all necessary power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement have been duly authorized by all necessary action on its part.

5.3 Enforceability of Obligations

This Agreement constitutes its valid and binding obligation enforceable against it in accordance with the terms hereof, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

5.4 Absence of Conflicting Agreements

It is not a party to, bound or affected by nor subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, order, judgment, decree, license, permit or law which would be violated, contravened or breached by, or under which any default would occur or a lien, claim, restriction or encumbrance would be created as a result of, the execution and delivery by it of this Agreement or the performance by it of any of the terms of this Agreement.

5.5 Residence of the Purchaser

It is not a non-Canadian for purposes of the *Investment Canada Act* (Canada).

5.6 Consents, Approvals or Authorizations

No consent, approval or authorization of, filing or registration with, or notification to, any governmental or regulatory authority or consent, approval or authorization of any person, is required on its behalf in connection with the execution and delivery of this Agreement by it or the consummation of the transactions contemplated by this Agreement.

5.7 Finders' Fees

It has not incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated herein for which the Vendors shall have any responsibility.

ARTICLE 6
NON-WAIVER, SURVIVAL

6.1 Non-Waiver

No investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by Markedon, **[INTENTIONALLY DELETED]** or any of the Vendors in or pursuant to this Agreement. No waiver by the Purchaser of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision.

6.2 Nature and Survival

(a) All statements contained in any certificate or other instrument delivered by or on behalf of a Party pursuant to or in connection with the transactions contemplated in this Agreement shall be deemed to be representations and warranties made by such Party under this Agreement.

(b) Subject to the limitations set out in subsection (c), all representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share

or security transfer instruments or other documents of title to the Purchased Shares and the payment of the consideration for the Purchased Shares.

(c) Representations and warranties concerning tax matters set out in Sections 3.18 and 4.13 shall survive for a period of ninety days after the time at which the relevant Taxation Authority shall no longer be entitled to assess liability for Taxes against Markedon, **[INTENTIONALLY DELETED]** for any particular fiscal year ended on or prior to the Closing Date. All other representations and warranties in Articles 3 and 4 shall only survive for a period of two years from the Closing Date. If no claim shall have been made under this Agreement, prior to the expiry of the survival periods provided for, against a Party for any incorrectness or breach of any representation or warranty made in this Agreement by such Party, such Party shall have no further liability under this Agreement with respect to such representation or warranty.

ARTICLE 7
PURCHASER'S CONDITIONS PRECEDENT

The obligation of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the reasonable satisfaction of, or material compliance with, or waiver in writing by the Purchaser of, on or prior to the Closing Date, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part):

7.1 Truth and Accuracy of Representations at the Closing Time

The representations and warranties of the Vendors, Markedon, **[INTENTIONALLY DELETED]** made in or pursuant to this Agreement shall be true and correct in all material respects as of the Closing Time and with the same force and effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Purchaser shall have received a certificate of a senior officer of Markedon, **[INTENTIONALLY DELETED]** and of each of the Vendors confirming to the best of their knowledge (after due inquiry) the truth and correctness in all material respects of their respective representations and warranties contained in this Agreement.

7.2 Performance of Obligations

Markedon, **[INTENTIONALLY DELETED]** and each of the Vendors shall have performed or complied with, in all material respects, all of their respective obligations, covenants and agreements under this Agreement.

7.3 Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by Markedon, **[INTENTIONALLY**

DELETED]and each of the Vendors of their respective obligations under this Agreement shall be satisfactory to the Purchaser (acting reasonably) and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection therewith in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Purchaser, acting reasonably.

7.4 Consents, Authorizations and Registrations

All material consents, approvals, orders, authorizations and confirmations of any Persons and Governmental Authorities in Canada and elsewhere (or registrations, declarations, filings or recordings with any such authorities) which are reasonably required in connection with the completion of the transactions contemplated by this Agreement or the execution of this Agreement, shall have been obtained on or before the Closing Time.

7.5 Due Diligence and Encumbrances

The Purchaser shall have completed its due diligence investigations of Markedon, **[INTENTIONALLY DELETED]** (including without limitation, legal, environmental, accounting and business diligence) and shall be satisfied in its sole judgment, acting reasonably, with the scope and results of such due diligence investigations and that the Purchased Shares and the Assets are free and clear of all Encumbrances other than Permitted Encumbrances.

7.6 Resignations of Directors and Officers

There shall have been delivered to the Purchaser on or before the Closing Time the resignations of all individuals who are presently directors or officers of Markedon, **[INTENTIONALLY DELETED]** and duly executed comprehensive releases from each such individual and from each of the Vendors of any and all claims respectively, against Markedon, **[INTENTIONALLY DELETED]**.

7.7 Opinion of Counsel

The Purchaser shall have received an opinion dated the Closing Date from counsel for the Vendors and Markedon, **[INTENTIONALLY DELETED]**, substantially in the form of Schedule 7.7, provided that, in so far as such opinion is based on matters of fact, such opinion may rely upon certificates of public officials and officers of the Vendors and Markedon, **[INTENTIONALLY DELETED]** and such other evidence as such counsel may reasonably deem appropriate.

7.8 Engineering Report

The Purchaser shall have satisfied itself, acting reasonably, that there are no Material differences (adverse to the Purchaser or Markedon) between the Petroleum and Natural Gas Rights, the Lands and the Leases and the Encumbrances thereon described and set forth in the Property Schedule and the description thereof upon which the Engineering Report is based.

7.9 Delivery Of Purchased Shares

At the Closing Time 100% of the Purchased Shares have been tabled with all required documentation to effect transfer of same to the Purchaser.

7.10 Regulatory Approvals

All regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or securities or other regulatory authorities) which, in the sole judgment of the Purchaser, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to the Purchaser in its sole determination, acting reasonably.

7.11 No Third Party Actions

No act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law which, in the sole judgment, acting reasonably, of the Purchaser: (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Purchaser of the Purchased Shares or the right of the Purchaser to own or exercise full rights of ownership of the Purchased Shares; or (ii) has had or may have a Material Adverse Effect on Markedon.

7.12 No Prohibitions

The Purchaser shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against it completing the acquisition of, and paying for, all of the Purchased Shares.

7.13 No Actions

The Purchaser shall have determined in its sole judgment, acting reasonably, that Markedon, **[INTENTIONALLY DELETED]** have not taken or proposed to take any action, or disclosed that it intends to take any action, and the Purchaser shall not have otherwise learned of any previous action taken by Markedon, **[INTENTIONALLY DELETED]**, that would have a Materially Adverse Effect on the businesses of Markedon or the value of the Purchased Shares to the Purchaser or that would make it inadvisable for the Purchaser to proceed with completing the acquisition of, and paying for, the Purchased Shares, including, without limiting the generality of the foregoing: any action with respect to any agreement, proposal, offer or understanding relating to any Material sale, disposition or other dealing with any of the assets of Markedon; any issue of shares, options or other securities of Markedon, **[INTENTIONALLY DELETED]** to any person; any Material acquisition from a third party of assets or securities by Markedon, **[INTENTIONALLY DELETED]**, or any Material capital expenditure by Markedon, **[INTENTIONALLY DELETED]** not in the ordinary course of business.

7.14 Changes in Business

There shall not have occurred any change or any condition, event or development involving a prospective change in the business, operations, assets, capitalization, financial condition, licences, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Markedon, which, in the sole judgment of the Purchaser, is or amounts to a Materially Adverse Effect on or to the businesses of Markedon, **[INTENTIONALLY DELETED]** or to the value of the Purchased Shares to the Purchaser.

7.15 Financing

The Purchaser or its parent trust shall have obtained the necessary financing to complete the purchase of the Purchased Shares hereunder by either having established increased credit facilities for these purposes or arranging for an equity issuance of trust units, such that any such financing is completed before or concurrent with the Closing.

Subject to Section 9.9, if any of the foregoing conditions in this Article, which are for the sole benefit of the Purchaser, have not, with regard to Sections 7.1 to 7.10 and 7.15, been materially fulfilled and performed by Closing, or, with regard to Sections 7.11 to 7.14, been materially satisfied, the Purchaser may terminate this Agreement by notice in writing to Markedon, **[INTENTIONALLY DELETED]** and the Vendors, in which event the Purchaser is released from all its obligations under this Agreement and unless the Purchaser can show that the condition relied upon could reasonably have been performed by Markedon, **[INTENTIONALLY DELETED]** and the Vendors is also released from all its obligations under this Agreement. However, the Purchaser may waive compliance with any condition, in whole or in part, if it sees fit to do so, without prejudice to its rights of termination in the event of nonfulfillment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 8
VENDORS CONDITIONS PRECEDENT

The obligation of each of the Vendors to consummate the transactions contemplated by this Agreement shall be subject to the reasonable satisfaction of or material compliance with, or waiver in writing by Markedon, on behalf of **[INTENTIONALLY DELETED]** and the Vendors of, on or prior to the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendors and may be waived by it in whole or in part):

8.1 Truth and Accuracy of Representations of Purchaser at Closing Time

The representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct in all material respects as of the Closing Time and with the same force and effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Vendors shall have received a certificate of a senior officer of the Purchaser confirming to the best of his knowledge (after due enquiry),

the truth and correctness in all material respects of the representations and warranties of the Purchaser contained in this Agreement.

8.2 Performance of Obligations

The Purchaser shall have performed or complied with, in all respects, all its obligations, covenants and agreements under this Agreement.

8.3 Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Purchaser of its obligations under this Agreement shall be satisfactory to the Vendors, acting reasonably, and the Vendors shall have received copies of all such documentation or other evidence as they may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection therewith in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Vendors, acting reasonably.

8.4 Consents, Authorizations and Registrations

All material consents, approvals, orders, authorizations and confirmations of any Persons and Governmental Authorities (or registrations, declarations, filing or recordings with any such authorities) which are reasonably required in connection with the completion of the transactions contemplated by this Agreement or the execution of this Agreement, shall have been obtained on or before the Closing Time.

8.5 Opinion of Counsel for Purchaser

The Vendors shall have received an opinion dated the Closing Date from counsel for the Purchaser, substantially in the form of Schedule 8.5 to this Agreement provided that, insofar as such opinion is based on matters of fact, such opinion may rely upon certificates of public officials and officers of the Purchaser and such other evidence as such counsel may reasonably deem appropriate.

If any of the foregoing conditions in this Article, which are for the sole benefit of the Vendors, has not been materially fulfilled or performed by Closing, the Vendors may terminate this Agreement by notice in writing to the Purchaser, in which event each of the Vendors is released from all its obligations under this Agreement, and unless the Vendors can show that the condition relied upon could reasonably have been performed by the Purchaser, the Purchaser is also released from all its obligations under this Agreement. However, the Vendors may waive compliance with any condition, in whole or in part, if they see fit to, do so, without prejudice to their rights of termination in the event of nonfulfillment of any other condition in whole or in part or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 9
OTHER COVENANTS OF THE PARTIES

9.1 Conduct of Business Prior to Closing

During the period from the date of this Agreement to the Closing Time, each of Markedon, **[INTENTIONALLY DELETED]** shall, and the Vendors shall cause Markedon, [**[INTENTIONALLY DELETED]** to do the following:

(a) Conduct Business in the Ordinary Course - Except as otherwise expressly permitted by this Agreement, conduct Markedon's, **[INTENTIONALLY DELETED]** businesses in the ordinary and usual course and in accordance with good industry practice, and not, without the prior written consent of the Purchaser, make or commit to any expenditures collectively in excess of $50,000 (except in the event of a catastrophe or other event endangering life or property) or enter into any transaction which if effected before the date of this Agreement would constitute a breach of the representations, warranties or agreements contained in this Agreement.

(b) Continue Insurance - Continue in force all existing policies or insurance presently maintained or caused to be maintained by Markedon, **[INTENTIONALLY DELETED]**.

(c) Perform Obligations - Materially comply with all laws affecting the operation of Markedon's **[INTENTIONALLY DELETED]** businesses and pay all required Taxes and installments of Taxes.

(d) Prevent Certain Changes - Not, without the prior written consent of the Purchaser, take any of the actions described in Sections 3.12 and 4.10, as the case may be.

(e) Proposal of Operations - Not, without the Purchaser's prior written consent, not to be unreasonably withheld, propose or participate in drilling or reworking operations in respect of the Assets or surrender or abandon any of the Assets or materially amend any agreement or contract relating to the Assets.

(f) Sales - Not sell, transfer or dispose of, or grant a security interest in or in respect of, all or any part of or any interest in the Assets, except for the sale (in the ordinary course of business) of Petroleum Substances produced from the Lands.

(g) Loans and Borrowings – Not borrow money or incur any indebtedness for money borrowed or make loans or advances except in the ordinary course of business.

9.2 Access for Investigation

For the purpose of permitting the Purchaser to investigate the business, properties and assets of Markedon, **[INTENTIONALLY DELETED]**, the Vendors shall cause Markedon, **[INTENTIONALLY DELETED]** to permit the Purchaser and its representatives, between the date of this Agreement and the Closing Time, without interference to the ordinary conduct of the

business of the Vendors or Markedon, **[INTENTIONALLY DELETED]**, to have reasonable access during normal business hours and on reasonable notice to the premises and to all the books, accounts, records and other data of Markedon, **[INTENTIONALLY DELETED]** (including, without limitation, all corporate, accounting and tax records of Markedon, **[INTENTIONALLY DELETED]** and to the properties and assets of Markedon and to furnish to the Purchaser such financial and operating data and other information with respect to the business, properties and assets of Markedon, **[INTENTIONALLY DELETED]** as the Purchaser shall from time to time reasonably request. In particular, without limiting the generality of the foregoing, the Vendors shall make the Material Contracts, the Leases and all agreements and other documents and correspondence, including title opinions previously prepared, relating to title to the Assets, and all financial, tax, accounting, well, production and operating data and records of Markedon, **[INTENTIONALLY DELETED]**, available to the Purchaser and its representatives at the offices of Markedon for such inspection and review as the Purchaser reasonably requires.

9.3 Actions to Satisfy Closing Conditions

Each of the Parties agrees to take all such actions as are within its power or control, and to use its best efforts, to cause other actions to be taken which are not within its power or control, so as to ensure compliance with each of the conditions and covenants set forth in Articles 7, 8 and 9 which are for the benefit of any other Party.

9.4 Stub Period Returns

(a) The Purchaser shall cause to be prepared and filed on a timely basis all necessary Tax Returns for Markedon, **[INTENTIONALLY DELETED]** for any fiscal period ending before, on or after the Closing Date which are not filed or required to be filed on or prior to the Closing Date. Any Tax Return required to be filed for the fiscal period ending before or on the Closing Date (the "Returns") shall be submitted to Miles Davison LLP on behalf of the Vendors in draft form at least 30 days before the date on which such Returns are required by law to be filed with the relevant Taxation Authority. The Vendors shall, subject to Applicable Tax Legislation, have the right to request the Purchaser to make reasonable changes to any such Returns by communicating such changes in writing to the Purchaser at least 15 days before the date on which such Returns are required by law to be filed with the relevant Taxation Authority.

(b) The Vendors and the Purchaser shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of Markedon, **[INTENTIONALLY DELETED]** for a period ending on, prior to or including the Closing Date and shall preserve such data and other information as required under any Applicable Tax Legislation.

9.5 Tax Matters

(a) If, at any time, the Purchaser or Markedon, **[INTENTIONALLY DELETED]** receives an Assessment, an indication in writing that an Assessment is being considered or proposed, or any other notice in writing relating to an amount to which the representations and warranties in Sections 3.18 and 4.13, as the case may be, may relate, the Purchaser or Markedon, **[INTENTIONALLY DELETED]** shall deliver to Miles Davison LLP on behalf of the Vendors within 30 days of receiving the Assessment, a copy of the Assessment, together with a statement setting out the obligations of the Vendors, on the assumption that the Assessment is valid and binding.

(b) The Vendors shall have the right at their own expense and employing counsel of their own choice to contest any Assessment. In such event, the Purchaser shall have the right to retain its own counsel but the fees and expenses of such counsel shall be at the expense of the Purchaser.

(c) The Purchaser will cooperate with the Vendors, including, without limitation, providing access to the Vendors or its representatives to financial and other records of Markedon, **[INTENTIONALLY DELETED]**, in order to facilitate the filing of Tax Returns in respect of periods of time prior to the Closing and the conduct of any disputes relating thereto. The Purchaser shall cause Markedon, **[INTENTIONALLY DELETED]** to preserve such data and other information as may reasonably be required in connection with a Tax Return of Markedon, **[INTENTIONALLY DELETED]** for any taxation year ending on or prior to Closing, for the period of time required under the Applicable Tax Legislation.

(d) The Purchaser undertakes to inform and to cause Markedon, **[INTENTIONALLY DELETED]** to inform the Vendors of all written audit inquiries received with respect to the representations and warranties in Sections 3.18 and 4.13within 30 days of receipt thereof and to provide the Vendors with the sole right, at their own expense, to make any representations prior to an Assessment which relates to the representations and warranties in Section 3.18 and 4.13.

9.6 Employment and Severance

The Vendors shall be liable for and shall indemnify and save harmless the Purchaser and each of Markedon, **[INTENTIONALLY DELETED]** from and against any and all Claims which may be brought by: (i) any person who was employed by Markedon, **[INTENTIONALLY DELETED]** for a period ending on or prior to the Closing Time, in respect of his or her employment by Markedon, **[INTENTIONALLY DELETED]** during such period and the termination of such employment; and (ii) any employee in respect of the termination of his or her employment with Markedon, **[INTENTIONALLY DELETED]** on the Closing Date.

9.7 Consent to Jurisdiction

Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of any Alberta court sitting in Calgary in any action or proceeding arising out of or related to this Agreement and irrevocably agrees that all claims in respect of any such action or proceeding shall be heard and determined in such Alberta court. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding.

9.8 Notice of Material Change

From the date hereof until the Closing Date, the Vendors and Markedon, **[INTENTIONALLY DELETED]** shall promptly notify the Purchaser in writing of:

(a) any Material change (actual, anticipated, contemplated or, to their knowledge, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Markedon, **[INTENTIONALLY DELETED]**;

(b) any change in any representation or warranty set forth in Articles 3 and 4 which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(c) any Material fact in respect of Markedon, **[INTENTIONALLY DELETED]** which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Markedon, **[INTENTIONALLY DELETED]** and the Vendors shall in good faith discuss with the Purchaser any change in circumstances (actual, anticipated, contemplated or, to their knowledge, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Purchaser pursuant to this section.

9.9 Non-Completion Fee

(a) Markedon shall pay to the Purchaser a non-completion fee equal to 2% of the unadjusted Purchase Price, within one Business Day of the occurrence of either:

(i) the Closing does not occur because any of the Vendors fail to complete the sale of their respective Purchased Shares to the Purchaser hereunder, provided that the failure to so complete the sale shall not be as a result of the Purchaser failing to comply with any term, covenant or condition of this Agreement; or

(ii) Markedon, **[INTENTIONALLY DELETED]** or any of the Vendors breaches any of their respective covenants, representations or warranties set forth in this Agreement and after receipt of notice from the Purchaser in respect thereof, such breach is not remedied or corrected to the

satisfaction of the Purchaser, acting reasonably, within 5 days of receipt of such notice and the Closing does not occur.

(b) The Purchaser shall pay to Markedon a non-completion fee equal to 2% of the unadjusted Purchase Price, within one Business Day of the occurrence of either:

(vi) the Closing does not occur because the Purchaser fails to complete the purchase of the Purchased Shares from the Vendors hereunder, provided that the failure to so complete the purchase shall not be as a result of Markedon or the Vendors failing to comply with any term, covenant or condition of this Agreement; or

(vii) the Purchaser breaches any of its covenants, representations or warranties set forth in this Agreement and after receipt of notice from Markedon on behalf of the Vendors in respect thereof, such breach is not remedied or corrected to the satisfaction of Markedon acting reasonably, within 5 days of receipt of such notice and the Closing does not occur.

Any payment pursuant to this Section 9.9 shall be without prejudice to the rights or remedies available to the Parties upon the breach of any provision of this Agreement.

9.10 No Solicitation

Markedon, **[INTENTIONALLY DELETED]** and each of the Vendors shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by any of them or their respective officers, directors, employees, financial advisors, representatives and agents, as the case may be (collectively "Representatives") with respect to any alternate offer or other form of competing transaction (an "Alternate Transaction") whether or not initiated by Markedon, **[INTENTIONALLY DELETED]** or any of the Vendors and in connection therewith, Markedon, **[INTENTIONALLY DELETED]** and each of the Vendors shall not release any third party from any confidentiality or standstill agreement to which Markedon, **[INTENTIONALLY DELETED]** or any of the Vendors and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Markedon, **[INTENTIONALLY DELETED]**. From and after the date hereof, Markedon, **[INTENTIONALLY DELETED]** and each of the Vendors will not, and will not authorize or permit any of their Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Alternate Transaction from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Alternate Transaction.

9.11 Pre-Closing Transactions

Prior to the Closing Date, the Purchaser has the option to request that Markedon establish one or more subsidiary corporations and/or one or more partnerships or limited partnerships between Markedon and such subsidiary corporation(s) and transfer all or any portion of the Assets, on a tax-deferred basis, to such subsidiary corporations or partnerships. The Vendors

agree to comply with such request and cause Markedon to undertake such transactions, including the execution of the necessary agreements and tax elections, provided that (i) the Purchaser bears all the costs of completing such transactions, including, without limitation, the reasonable legal costs of the Vendors and Markedon in respect thereof (ii) the Purchaser and its counsel, acting reasonably, are of the view that such transactions do not violate any statutory, contractual or equitable obligation of Markedon (iii) the Purchaser agrees to fully indemnify the Vendors and Markedon for all losses in respect of such transactions (iv) the Purchaser gives the Vendors a written description of any proposed transactions at least fifteen (15) days prior to the Closing Date (v) the transactions do not result in any material incremental Taxes to Markedon or the Vendors for which the Purchaser has not agreed to indemnify the Vendors and Markedon (vi) the Purchaser and its counsel agree to prepare all agreements, conveyances, resolutions and similar documents necessary to undertake such transactions and (vii) the Purchaser agrees to prepare and file all necessary tax elections required to complete such transactions on a tax-deferred basis.

9.12 Confidential Information

The Parties agree that, until the Closing Date, they will hold all Confidential Information in confidence and will not disclose any Confidential Information to any individual or entity other than those employees, agents, advisors or other representatives (collectively, "Representatives") who need to know the Confidential Information for the purposes of the transactions contemplated by this Agreement. Each Party shall notify each such Representative of the obligations contained herein with respect to the confidentiality of the Confidential Information and restrictions on use and shall direct each such Representative to exercise a level of care sufficient to preserve the confidentiality of the Confidential Information and shall direct each such person to abide by the terms and conditions of this Agreement, and will take all reasonable steps, including the obtaining of suitable undertakings, to ensure that Confidential Information is not disclosed by any of such persons to any other party or used in a manner contrary to this Agreement.

9.13 Non-Disclosure

Each Party agrees that all Confidential Information, however acquired by the Party, shall be held in confidence at all times and shall not, directly or indirectly, be used for any purpose whatsoever other than to enable it to make an informed evaluation and decision with respect to the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, each Party agrees that it will not use any Confidential Information for any improper corporate purpose. Notwithstanding the foregoing, the Vendors acknowledge that the Purchaser or Esprit Energy Trust may be required pursuant to applicable securities laws to publicly disclose, and to disclose to underwriters and their counsel, information relating to this Agreement, Markedon and the assets of Markedon in a prospectus and related documents prepared in connection with a financing transaction undertaken to complete the transactions contemplated by this Agreement.

9.14 Return of Confidential Information

Each Party agrees that until the Closing Date all Confidential Information in written or other tangible form shall remain the property of the Party to which the Confidential Information

relates and in the event that the within transactions do not, for any reason, close, the same shall forthwith be returned upon the request of the other Party and no copies, extracts or other reproductions, in whole or in part, or summaries of such Confidential Information shall be retained, and, upon request, all documents, memoranda, notes and other writings whatsoever prepared by a Party or their Representatives based on the Confidential Information will be destroyed, such destruction to be certified in writing to the Party to which the Confidential Information relates.

9.15 New [INTENTIONALLY DELETED] Restructurings

Prior to Closing, New **[INTENTIONALLY DELETED]** may choose to proceed with the proposed Restructurings of their share capital (the "Restructurings"), provided that such Restructurings shall be completed prior to Closing on terms satisfactory to the Purchaser, acting reasonably, and in the event the Restructurings result in one or more persons not party to this Agreement holding, directly or indirectly, any shares in the capital of Markedon, as a condition to the completion of the Restructurings such person(s) shall agree to be bound by the terms of this Agreement as a Vendor, including the delivery of the representations contained herein. In the event that the advisors of New **[INTENTIONALLY DELETED]** require that the Purchaser enter into a reasonable form of confidentiality agreement as a condition to the Purchaser being privy to the terms of the Restructuring, the Purchaser agrees to enter into such an agreement.

ARTICLE 10
INDEMNIFICATION

10.1 Mutual Indemnifications

(a) Each of Markedon, **[INTENTIONALLY DELETED]** and the Vendors covenants and agrees with the Purchaser, and the Purchaser covenants and agrees with the Vendors (the Party or Parties so covenanting and agreeing to indemnify another Party being referred to in this Section as the "Indemnifying Party" and the Party so to be indemnified being referred to as the "Indemnified Party") to indemnify and save harmless the Indemnified Party, effective as and from the Closing Time, from and against all Claims which may be made or brought against the Indemnified Party and/or which it may suffer or incur as a result of or in connection with any non-fulfillment of any covenant or agreement on the part of the Indemnifying Party under this Agreement or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement or in any certificate or other document furnished by the Indemnifying Party pursuant to this Agreement.

(b) Each of the Vendors shall be liable for and shall indemnify and save harmless the Purchaser, Markedon, **[INTENTIONALLY DELETED]** and their respective successors and assigns from and against any Claims arising out of or pertaining to all operations conducted on or with respect to the Assets prior to or on the Closing Date. The Purchaser shall indemnify the Vendors from and against any Claims arising out of or pertaining to operations conducted on or with respect to the

Assets subsequent to the Closing Date. Neither the Vendors nor the Purchaser shall be liable pursuant to their respective indemnities in this Section 10.1(b) to the extent that a particular Claim is reimbursed by insurance held by, or caused by the negligence of, a Party claiming to be indemnified hereunder. Each Party shall have the full right of substitution and subrogation in and to all covenants and warranties by others hereinbefore given or made by any person other than the Purchaser in respect of the Assets or any part thereof.

(c) Each of the Vendors shall be liable for and shall indemnify and save harmless the Purchaser, Markedon, **[INTENTIONALLY DELETED]** and their respective successors and assigns from and against any and all Claims suffered or which may be suffered by the Purchaser, Markedon, **[INTENTIONALLY DELETED]** and their respective successors and assigns in respect of each and every liability and obligation of Markedon not provided for, or to the extent not adequately provided for, in the Balance Sheet and the Closing Balance Sheet.

(d) The obligations of indemnification set forth in Sections 10.1(a), (b) and (c) shall be subject to:

(i) the two-year limitation mentioned in Section 6.2(c) respecting the survival of the representations and warranties of the Parties (other than for matters pertaining to Sections 3.18 and 4.13);

(ii) the requirement that the Indemnifying Party shall, in respect of any Claim made by any third person, be afforded an opportunity at its sole expense to resist, defend and compromise such Claim;

(iii) for matters relating to Sections 3.18 and 4.13, the period ending 90 days after the relevant Taxation Authority shall no longer be entitled to assess Taxes against Markedon, **[INTENTIONALLY DELETED]** for any particular fiscal year ended and prior to the Closing Date;

(iv) the limitation that in no event shall the aggregate of such Claims exceed the Purchase Price; and

(v) the Indemnified Party shall use commercially reasonable efforts to mitigate any Claims that such Indemnified Party asserts under this Article 10, and in the event a court determines (in a final and non-appealable judgment) that an Indemnified Party failed to use such commercially reasonable efforts to mitigate any Claims, then notwithstanding anything else to the contrary contained herein, the Indemnifying Party shall not be required to indemnify such Indemnified Party for any Claims that could reasonably be expected to have been avoided if the Indemnified Party had made such efforts.

All other obligations of indemnification set forth in this Agreement shall survive Closing and shall not be subject to the foregoing limitations, requirement and provisions.

(e) Each of the Vendors shall indemnify and save harmless the Purchaser, Markedon, **[INTENTIONALLY DELETED]** and their respective successors and assigns or an after tax basis from and against any and all Claims arising out of, under or as a consequence of any Assessment for Taxes in respect of any period ending on or before the Closing Date which, if known at Closing and disclosed in the Balance Sheet or Closing Balance Sheet, would have increased the income tax payable, or reduced the income tax recoverable, by Markedon (an " Indemnifiable Tax").

(f) The obligations of each of the Vendors hereunder with respect to any Claim relating to Sections 3.18 or 10.1(e) shall be net of any Tax refunds determined on an after tax basis (including for greater certainty interest thereon after deduction of any Taxes with respect to such interest) that Markedon receives or has credited to its accounts after the Closing Date in respect of any taxation year of such corporation ending on or prior to the Closing Date.

(g) If any Taxation Authority should, at any time, issue an Assessment to Markedon in respect of a matter in Section 3.18 which relates to an Indemnifiable Tax, then the Vendors shall pay the Indemnifiable Tax in relation to the Assessment, at the option of the Vendors, either to Markedon or to the applicable Taxation Authority, on behalf of Markedon, within 30 days after Markedon is required to pay the amount specified in the Assessment. Payment of all or any portion of such amount by the Vendors to either Markedon or the applicable Taxation Authority can be deferred, with the prior written consent of Markedon, which consent shall not unreasonably be withheld, where the Vendors have:

(i) undertaken the contestation of the Assessment in accordance with Section 9.5;

(ii) taken such action, to the satisfaction of Markedon, acting reasonably, which will prevent the applicable Taxation Authority from taking any collection action in relation to the Assessment; and

(iii) provided written acknowledgement, to the satisfaction of Markedon, acting reasonably, that it will save Markedon harmless from and against any and all costs, losses or damages which Markedon may incur or suffer as a consequence of the deferral of the payment of all or any portion of such amount by the Vendors.

(h) The Vendors shall indemnify the Purchaser for any taxation year of Markedon ending after the Closing Date in respect of an Assessment under section 160 of the Act, which relates to a transfer of property on or before the Closing Date.

(i) The obligations of indemnification set forth in Sections 10.1(e), (f), (g) and (h) shall be subject to the provisions of Section 9.11 which relate to indemnification by the Purchaser.

10.2 Restrictions on Indemnities

No Party will have any obligation to indemnify any other Party pursuant to this Article 10 until the aggregate amount of all Claims suffered by the Indemnified Party exceeds $40,000 (the "Basket"), in which case the Indemnifying Party shall be liable to the Indemnified Party for all claims including but not limited to the Basket. The determination of the dollar amount of any Claims shall be based solely on the actual dollar value of such Claims on a dollar-for-dollar basis, and shall not take into account any multiplier variations. Furthermore, the Parties agree that it is their intent that no Party be liable to any other Party for Claims by a Party for special, exemplary, incidental, indirect or punitive damages of any nature under or pursuant to this agreement or in connection with or resulting from the transactions contemplated hereby, if Claims with respect to these types of damages are in excess of the actual dollar value of Claims.

ARTICLE 11
GENERAL

11.1 Public Notices

All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by · on behalf of the Vendors and the Purchaser and no Party shall act unilaterally in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld, except where required to do so by law or by the applicable regulations or policies of any provincial or Canadian or other regulatory agency of competent jurisdiction or any stock exchange in circumstances where prior consultation with the other Party is not practicable.

11.2 Expenses

Subject to Section 2.5, all costs and expenses (including, without limitation, the fees and disbursement of legal counsel) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses and all such costs and expenses (including legal fees) relating to this transaction which are be paid by Markedon, **[INTENTIONALLY DELETED]** shall be included as current liabilities in the calculation of Closing Net Debt.

11.3 Notices

Any notice or other writing required or permitted to be given under this Agreement or for the purposes of this Agreement (referred to in this Section 11.3 as a "Notice") shall be sufficiently given if delivered, or if sent by prepaid registered mail or if transmitted by facsimile or other form of recorded communication tested prior to transmission to such Party:

(a) in the case of a notice to Markedon, **[INTENTIONALLY DELETED]** or the Vendors at:

Markedon Energy Ltd.
1111 - 11th Avenue SW

Calgary, Alberta, T2R 0G5
Attention: Mr. Mark Eilers
Fax: (403) 209-5004

with a copy to:

Miles Davison LLP
1600, 205 - 5th Avenue SW
Calgary, Alberta, T2P 2V7
Attention: Mr. Fred Dent
Fax: (403) 268-6340

(b) in the case of a notice to the Purchaser:

Esprit Exploration Ltd.
Suite 900, 606 – 4th Street
Calgary, Alberta, T2P 1T1
Attention: Mr. Stephen B. Soules
Fax: (403) 213-3735

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
CALGARY, AB T2P 4K7
Attention: Mr. Robert A Lehodey
Fax: (403) 265-7219

or at such other address as the Party to whom such Notice is to be given shall have last notified the Party giving the same, in the manner provided in this Section 11.3. Any Notice delivered to the Party to whom it is addressed as provided in this Section 11.3 shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day then the Notice shall be deemed to have been given and received on the Business Day next following such day. Any Notice sent by prepaid registered mailed shall be deemed to have been given and received on the fifth Business Day next following the date of its mailing. Any notice transmitted by facsimile or other form of recorded communication shall be deemed given and received on the first Business Day after its transmission.

11.4 Parties in Interest

This Agreement is binding upon and is for the benefit of the Parties and their respective successors and permitted assigns. This Agreement is not made for the benefit of any person not a party to this Agreement, and no Person other than the Parties or their respective successors and permitted assigns shall acquire or have any right, remedy or claim under or by virtue of this Agreement.

11.5 Time

Time shall be of the essence of this Agreement.

11.6 Assignment, Successors and Assigns

Neither the Vendors nor the Purchaser shall assign all or any part of this Agreement, nor any of its rights or obligations under this Agreement, without the prior written consent of the other. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

11.7 Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

11.8 Counterparts

This Agreement may be executed by the Parties in separate counterparts and delivered by facsimile, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have hereunto duly executed this Agreement.

ESPRIT EXPLORATION LTD.

(signed) "Stephen J. Savidant"
Stephen J. Savidant
President and CEO

(signed) "Stephen B. Soules"
Stephen B. Soules
Executive Vice President
and CEO

MARKEDON ENERGY LTD.

(signed) "D. Mark Eilers"
D. Mark Eilers
President

(signed) "Don Dewar"
Don Dewar
Vice-President, Exploration and
Secretary Treasurer

[REMAINDER OF PAGE INTENTIONALLY DELETED]

Schedules

[ALL SCHEDULES HAVE BEEN INTENTIONALLY DELETED]

Exemption Number
82-34890

SHARE PURCHASE AGREEMENT

BETWEEN:

ESPRIT EXPLORATION LTD.

- and -

MONROE ENERGY INC.

- and -

[INTENTIONALLY DELETED]

Dated the 7th day of July, 2005

TABLE OF CONTENTS

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made the 7th day of July, 2005,

BETWEEN:

ESPRIT EXPLORATION LTD., a corporation governed by the laws of the Province of Alberta (the "Purchaser")

- and -

MONROE ENERGY INC., a corporation governed by the laws of the Province of Alberta ("Monroe")

- and -

[INTENTIONALLY DELETED]

RECITALS:

A. The Vendors own and control all of the issued and outstanding shares of Monroe; and

B. The Purchaser wishes to purchase all of the issued and outstanding shares of Monroe from the Vendors all upon and subject to the terms and conditions set forth in this Agreement.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the meanings set out below:

"**Accounting Firm**" shall have the meaning ascribed to that term in Section 2.2;

"**Act**" means the *Income Tax Act* (Canada) as amended, together with all regulations thereunder;

"**Affiliate**" has the meaning given in the *Business Corporations Act* (Alberta), as amended from time to time;

"**Agreement**" means this Share Purchase Agreement, including all schedules, and all instruments supplementing or amending or confirming this Agreement and references to "Article" or "Section" are to the specified Article or Section of this Agreement;

"**Applicable Tax Legislation**" means any legislation pursuant to which Taxes are imposed by any Taxation Authority;

"**Assessment**" means an assessment, reassessment or any other formal claim for, or in respect of, Taxes, which is made by any Taxation Authority;

"**Assets**" means the Real Property, the Petroleum and Natural Gas Rights, the Miscellaneous Interests and the Tangibles and all other assets described or referred to expressly or by implication in the Balance Sheet and the Closing Balance Sheet;

"**Balance Sheet**" means the unaudited balance sheet of Monroe as at March 31, 2005 attached as Schedule 3.9;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, on which the principal commercial banks located at Calgary, Alberta are open for business during normal banking hours;

"**Claims**" means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including, without limitation, reasonable legal fees and all costs incurred in investigating, defending or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

"**Closing**" means the completion of the sale and purchase of the Purchased Shares under and as contemplated in this Agreement;

"**Closing Balance Sheets**" mean:

(i) an unaudited balance sheet for Monroe as at June 1, 2005 prepared pursuant to Section 2.2(e), prepared in accordance with GAAP and showing June Net Debt;

(ii) an unaudited balance sheet for Monroe as at the Closing Date prepared pursuant to Section 2.2(e), prepared in accordance with GAAP and showing Closing Net Debt;

"**Closing Date**" means August 8, 2005, or such other date as the Parties may agree as the date upon which the Closing shall take place;

"**Closing Net Debt**" means the net debt of Monroe as at June 1, 2005 and as at the Closing Time, respectively, being the amount by which (i) the book value of the total of Monroe's current liabilities and bank debt, but not including any redemption cost of preferred shares as a current liability or any debt incurred as a result of capital expenditures after June 1, 2005 (excluding capitalized general and administrative expense), as recorded on the Closing Balance Sheets, exceeds (ii) the book value of Monroe's current assets, as recorded on the Closing Balance Sheets;

"**Closing Time**" means 10:00 a.m., Calgary time, on the Closing Date or at such other time or on such date as the Parties may agree;

"**Confidential Information**" means all information relating to a Party, including its operations, method of operating, customers, affairs, processes, personnel and including financial, production, scientific and technical data and information, whether written, graphic or oral, as well as samples and specimens thereof, howsoever or whensoever obtained, with the exception only of the following:

(i) information in the public domain at the time of the Party's receipt thereof;

(ii) information that, after the Party's receipt thereof, becomes a part of the public domain through no act or omission of the other Party or its officers, employees, agents, advisors or other representatives;

(iii) information that the Party can show was lawfully within its possession prior to its receipt thereof;

(iv) information received in good faith by the Party from a third party, who was lawfully in possession of, and had the right to disclose, the same; and

(v) information that the Parties agree in writing to release from the terms of this agreement or which the a Party is required by law to provide;

"**Encumbrances**" means any and all royalties, burdens, profits interests, production payments, pledges, liens, restrictions, charges, security agreements, leases, title retention agreements, mortgages, encumbrances, charges, options, imperfections of title and other adverse claims, of any kind or character whatsoever;

"**Engineering Report**" means the report entitled "Reserve Evaluation dated June 1, 2005" prepared by AJM Petroleum Consultants;

"**Environmental Approvals**" means all applicable permits, licences and approvals required by Governmental Authorities pursuant to the Environmental Laws with respect to the use of a property or operation of a business;

"**Environmental Laws**" means all applicable federal, provincial and local laws, by-laws, rules, regulations, orders, guidelines, directives, bulletins and policies relating to the protection of the environment and employee and public health and safety, and without restricting the generality of the foregoing, includes those Environmental Laws relating to the discovery, development, production, gathering, use, storage, transmission transportation, treatment and disposal of Substances, employee and product safety, and the emission, discharge, release or threatened release of Substances into the air, water or land;

"**Equipment Contracts**" means the motor vehicle leases, equipment leases, conditional sales contracts, title retention agreements and other similar agreements relating to equipment between Monroe and third Persons;

"**Facilities**" means the gathering, compression and transportation facilities described in Schedule 1.1(b);

"**Facilities Interests**" means the undivided participating interests of Monroe in and to each of the Facilities as set forth in Schedule 1.1(b);

"**Governmental Authorities**" means all federal, provincial and municipal agencies, boards, tribunals, ministries and departments having jurisdiction over the Assets or the Purchased Shares and "**Governmental Authority**" means any one of them;

"**GST**" means the goods and services tax required to be paid pursuant to the *Excise Tax Act* (Canada), as amended, together with all regulations thereunder;

"**Holdback**" has the meaning in Section 2.1;

"**Interim Closing Balance Sheet**" means an interim unaudited balance sheet for Monroe as at the Closing Date and delivered as at the Closing Date, prepared in accordance with GAAP and showing Interim Net Debt;

"**Interim Net Debt**" means the interim calculation of the net debt of Monroe as at the Closing Time, being the amount by which (i) the book value of the total of Monroe's current liabilities and bank debt, but not including any redemption cost of preferred shares as a current liability or any debt incurred as a result of capital expenditures after June 1, 2005 (excluding capitalized general and administrative expense), as recorded on the Interim Closing Balance Sheet, exceeds (ii) the book value of Monroe's current assets, as recorded on the Interim Closing Balance Sheet;

"**June Balance Sheet**" means an unaudited balance sheet for Monroe as at June 1, 2005 prepared pursuant to Section 2.2(e), prepared in accordance with GAAP and showing June Net Debt;

"**June Net Debt**" means the interim calculation of the net debt of Monroe as at June 1, 2005, being the amount by which (i) the book value of the total of Monroe's current liabilities and bank debt, but not including any redemption cost of preferred shares as a current liability, as recorded on the June Balance Sheet, exceeds (ii) the book value of Monroe's current assets, as recorded on the June Balance Sheet;

"**Lands**" means collectively all of the lands owned by Monroe including the lands referred to in the Property Schedule, and includes the Petroleum Substances within such lands, together with the right to explore for and produce such Petroleum Substances;

"**Leases**" means collectively all of the leases (including gas storage leases), options for leases, subleases, licences (including exploratory licences of occupation) and documents of title (or any replacements, renewals or extensions thereof or leases derived therefrom) covering the Lands and owned by Monroe, including those described in the Property Schedule, by virtue of which the holder thereof is granted certain rights with respect to Petroleum Substances within, upon or under the Lands or by virtue of which the holder

thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or any lands with which the Lands are pooled or unitized;

"**Material**" when used with reference to a transaction, contract or agreement, includes, but shall not be limited to, any which involve the payment (including a commitment to pay) or the receipt (including the right to receive) by Monroe or which represent a value to or a commitment of $50,000 or more, whether individually or in the aggregate, in each case determined in relation to Monroe;

"**Material Adverse Effect**" means any adverse condition or change in the financial condition, results of operations, assets, liabilities, business or prospects of Monroe that is or may be Material to Monroe, and shall include but not be limited to any Material change;

"**Material Contract**" means (i) any contract for the sale or purchase of Petroleum Substances and (ii) any other contract or commitment whether oral or written involving payment to or by Monroe in excess of $25,000 over the term of the contract or commitment or any commitment to or by Monroe that may reasonably be expected to extend beyond three years;

"**Miscellaneous Interests**" means the entire right, title and interest of Monroe in and to all property, assets and rights (other than the Petroleum and Natural Gas Rights or the Tangibles) pertaining to the Petroleum and Natural Gas Rights or the Tangibles or any rights relating thereto and to which Monroe is entitled, including, without limitation, such interests in:

(i) all contracts, agreements, books, records and documents (including, without limitation, agreements for the construction, ownership and operation of the Facilities) relating directly to the Petroleum and Natural Gas Rights and the Tangibles and any rights in relation thereto;

(ii) all subsisting rights to enter upon, use and occupy the surface of the Lands or any lands with which the Lands have been pooled or unitized or any lands upon which the Tangibles are located or lands which are used to gain access to any of the foregoing;

(iii) all subsisting rights to carry out any operations relating to the Lands or any lands with which the Lands have been pooled or unitized or lands upon which the Tangibles are located including, without limitation, all well licences, rights of way, crossing agreements and easements;

(iv) all Wells, including the wellbores of the Wells and all casing and production tubing in the Wells;

(v) all subsisting disposal and injection leases;

(vi) all geological, engineering, geophysical, seismic and other reports and data; and

(vii) all Petroleum Substances produced from the Lands or any lands with which the Lands have been pooled or unitized which are in tanks or in storage on or after the Closing Date;

"**Parties**" means collectively the parties to this Agreement and "**Party**" means any one of them;

"**Permitted Encumbrances**" means:

(i) easements, rights of way, servitudes, restrictions or other similar rights in land, including, without limitation, rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, towers, wires and cables;

(ii) the rights reserved to or vested in any grantor, government or other public authority by the terms of any Leases or by any statutory provision, including, without limitation, any rights to terminate any Leases or to require annual or other periodic payments as a condition of the continuance thereof;

(iii) liens imposed by statute securing the payment of Taxes other than in respect of Taxes which are now due or hereafter become due in respect of a period ending at or prior to the Closing Date;

(iv) the Regulations and any rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner, including, but not limited to, legally binding requirements imposed by statutes or Governmental Authorities concerning rates of production from operations on any of the Lands or otherwise affecting recoverability of Petroleum Substances from the Lands;

(v) the rights of third parties to purchase Petroleum Substances produced from the Lands or any lands with which the Lands have been pooled or unitized pursuant to production sales contracts or other contracts for the sale of Petroleum Substances which are described in Schedule 3.28;

(vi) the terms and conditions of the Leases, including, without limitation, the requirement to pay any rentals or royalties to the grantor thereof to maintain the Leases in good standing;

(vii) rights reserved to or vested in any Governmental Authority to levy taxes on minerals or the income therefrom or to limit, control or regulate any of the Assets in any manner and all applicable laws, rules and orders of any Governmental Authority;

(viii) undetermined or inchoate liens (including, without limitation, processors', operators', mechanics', builders', materialmens' and similar liens) incurred or created as security in favour of the Person conducting the operation of any of the Assets arising in the ordinary course of business for Monroe's proportionate share

of the costs and expenses of such operations except in respect of costs now due or delinquent or which become due or delinquent and relate to a period ending at or prior to the Closing Date;

(ix) the reservations, litigations, provisos and conditions in any original grants or transfers from the Crown of any of the Lands or interests therein and statutory exceptions to title;

(x) penalties which have arisen under operating procedures or similar agreements as a consequence of elections by Monroe prior to the Closing Date not to participate in operations on the Lands to which the penalty applies, and which are described in the Property Schedule;

(xi) liens or security granted in the ordinary course of business to a public utility, municipality or Governmental Authority in connection with operations pertaining to the Assets;

(xii) all Encumbrances (including lessor's royalties) described in the Property Schedule; and

(xiii) other Encumbrances which are not, in the aggregate, Material;

"**Person**" means any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his capacity as trustee, executor, administrator, or other legal representative;

"**Petroleum and Natural Gas Rights**" means all of the working interests, royalty interests, production payments, profit and net profit interests, reversionary interests and other interests of Monroe in the Leases and Lands, including those described in the Property Schedule, but excluding the Excluded Assets;

"**Petroleum Substances**" means petroleum, natural gas and all related hydrocarbons (including, without limitation, all liquid hydrocarbons) and all other substances, whether liquids, gaseous or solids and whether hydrocarbons or not (except coal but including sulphur) produced in association with such petroleum, natural gas or related hydrocarbons;

"**Place of Closing**" means the offices of Bennett Jones LLP or such other place as may be mutually agreed to by the Parties;

"**Property Schedule**" means the schedule attached as Schedule 1.1(c);

"**Purchase Price**" has the meaning given in Section 2.1;

"**Purchased Shares**" means all of issued and outstanding shares in the capital of Monroe as set out in Schedule 1.1(d);

"**Purchaser**" means Esprit Exploration Ltd., a corporation governed by the laws of Alberta;

"**Real Property**" means the real property listed in Schedule 3.22;

"**Real Property Leases**" means the real property leases listed in Schedule 3.22;

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by Governmental Authorities having jurisdiction over the Assets;

"**Substance**" means petroleum, natural gas, or other hydrocarbons, any contaminant, pollutant or hazardous substance that is likely to cause harm or degradation to the environment or risk to human health or safety, and without restricting the generality of the foregoing, includes any pollutant, contaminant, waste, hazardous waste, toxic substance or dangerous good which is defined or identified in any Environmental Law;

"**Tangibles**" means:

(i) the interests of Monroe in and to all tangible depreciable property and assets which are situate in, on or about the Lands or lands with which the Lands have been pooled or unitized or used or intended for use in connection with production of Petroleum Substances from the Lands or lands with which the Lands have been pooled or unitized or for the gathering, processing, transmission, or treatment of such Petroleum Substances including, without limitation, production tubing, wellheads, pipelines, flowlines, gathering systems, batteries, plants, and other equipment, including without limitation the property and assets described in Schedule 1.1(b), but excluding the Facilities; and

(ii) the Facilities Interests;

"**Tax Returns**" means all returns, reports, declarations, elections, designations forms, schedules, filings, information returns and statements required to be filed in respect of Taxes to a Taxation Authority;

"**Taxation Authority**" means the Canada Revenue Agency or any other Governmental Authority which is entitled to impose, collect or administer Taxes;

"**Taxes**" or "**Taxes**" means all taxes, however denominated, including any interest, penalties, or other additions thereto that are imposed by a Taxation Authority, and shall for greater certainty include, but not be limited to, federal and provincial income and capital taxes, payroll and employee withholding taxes, employment insurance premiums, Canada pension plan contributions, GST, sales and use taxes, *ad valorem* taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, freehold mineral taxes, stamp taxes, environmental taxes, workers' compensation premiums, and all other amounts of the same or a similar nature to any of the foregoing, whether or not such amounts are described as taxes;

"**Vendors**" means all of the holders of Purchased Shares; and

"**Wells**" means all producing, shut-in, and injection or disposal wells located on the Lands or any lands with which the Lands have been pooled or unitized, including the wells described in the Property Schedule.

1.2 Certain Rules of Interpretation

In this Agreement and the Schedules:

(a) Time is of the essence in the performance of the Parties' respective obligations.

(b) Unless otherwise specified, all references to money amounts are to Canadian currency.

(c) The descriptive headings of Articles and Sections are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of content and shall not be used to interpret the provisions of this Agreement.

(d) The use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement or a Schedule to such person or persons or circumstances as the context otherwise permits.

(e) Whenever a provision of this Agreement or a Schedule requires an approval or consent by a party and notification of such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the party whose consent or approval is required shall be conclusively deemed to have withheld its consent or approval.

(f) Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(g) Whenever any payment is to be made or action to be taken under this Agreement is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next Business Day following.

(h) The word "including" shall be deemed to mean "including without limitation".

1.3 Entire Agreement

This Agreement, including the Schedules to this Agreement, together with the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, with the exception of the Confidentiality Agreement dated May 26, 2005 between Monroe and the

Purchaser (the "Confidentiality Agreement"). There are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof except as specifically set forth in this Agreement and in any agreement or document delivered pursuant to this Agreement. No supplement, modification or waiver or termination of this Agreement shall be binding unless executed in writing by the Parties.

1.4 Applicable Law

This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in the Province of Alberta and shall be treated, in all respects, as an Alberta contract.

1.5 Accounting Terms

All accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with Canadian generally accepted accounting principles.

1.6 Knowledge

(a) Where a representation or warranty is made in this Agreement on the basis of the knowledge of the Vendors, or any of them, making same, such knowledge consists of the knowledge that each such Vendor has after diligent inquiry of the management of Monroe and does not include the knowledge of any other Person or Persons;

(b) Where a representation or warranty is made in this Agreement on the basis of the knowledge of Monroe, such knowledge consists of the knowledge that each and every officer of Monroe has after diligent inquiry and does not include the knowledge of any other Person or Persons.

1.7 Agreement of Construction

This Agreement and all other documents executed and delivered pursuant hereto are the result of negotiations among and have been reviewed by the respective legal counsel for the Parties and are the products of all Parties. Accordingly, they shall not be construed against any Party merely because of such Party's involvement in their preparation.

1.8 Inconsistencies

If there is a direct contradiction between any provision contained in the body of this Agreement and those of a schedule to this Agreement, the provisions contained in the body of this Agreement shall prevail. Wherever any provision of this Agreement directly contradicts any provision of any document executed and delivered in connection with the Closing, the provisions of this Agreement shall prevail.

1.9 Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
Schedule 1.1(b)	Facilities, Facilities Interests and Tangibles
Schedule 1.1(c)	Property Schedule, List of Wells
Schedule 1.1(d)	Purchased Shares
Schedule 3.8	Vendors' Consents
Schedule 3.9	Balance Sheet
Schedule 3.12	Transactions
Schedule 3.14	Joint Venture Interests
Schedule 3.21	Equipment Contracts
Schedule 3.22	Real Property and Real Property Leases
Schedule 3.23	Environmental Matters
Schedule 3.27	Material Contracts
Schedule 3.30	Monroe Bank Accounts
Schedule 3.31	Monroe Constating Documents
Schedule 3.53	AMI's
Schedule 3.54	Drilling Obligations
Schedule 6.7	Opinion of Vendors' Counsel
Schedule 7.5	Opinion of Purchaser's Counsel

ARTICLE 2
PURCHASE AND SALE

2.1 Action by Vendor and Purchaser

At the Closing Time, upon and subject to the terms and conditions of this Agreement:

(a) Purchase Price

The Vendors shall sell and the Purchaser shall purchase the Purchased Shares for an aggregate purchase price of $28,750,000 (which includes the redemption value payable in respect of any outstanding preferred shares) (the "unadjusted Purchase Price") subject to adjustment as provided in Section 2.2 (as so adjusted, the "Purchase Price").

(b) Delivery of Certificates. etc.

The Vendors shall transfer and deliver to the Purchaser at the Closing the share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by an irrevocable security transfer power of attorney duly executed in blank, in either case by the holders of record thereof, and shall take such steps as shall be necessary to cause Monroe to enter the Purchaser or its nominee(s) upon the books of Monroe as the registered holder of the Purchased Shares and to issue one or more share certificates to the Purchaser or its nominee(s) representing the Purchased Shares.

(c) Payment to the Vendors

Subject to Section 2.2, the Purchaser shall pay the Purchase Price, as adjusted on an interim basis in accordance with Section 2.2(b), less an amount equal to 2.5% thereof (the "Holdback"), to Miles Davison LLP, on behalf of the Vendors, by bank draft or certified cheque in immediately available funds to an account designated by the Vendors, in payment for the Purchased Shares.

2.2 Adjustment To Purchase Price

(a) Payment of Holdback

The Holdback, which shall be held in an interest bearing trust account by counsel for the Purchaser, shall be used to satisfy any obligations of the Vendors arising under this Section 2.2 and shall be paid to either the Purchaser or Miles Davison LLP on behalf of the Vendors, as the case may be, as contemplated in Section 2.2(f).

(b) Calculation of Interim Adjustments

(i) The unadjusted Purchase Price set forth in Section 2.1(a) shall be decreased on a dollar for dollar basis by the amount of the June Net Debt.

(ii) The Purchase Price, as adjusted in accordance with Section 2.2(b)(i) shall be further increased or decreased on the basis of $0.35 for each $1.00 by which the Interim Net Debt is greater than or less than the June Net Debt, except for amounts relating to bonuses or other amounts or benefits in excess of current salary paid or payable to insiders, directors, officers, employees, consultants and their affiliates, which shall be adjusted on a dollar for dollar basis.

If the Interim Net Debt is less than the June Net Debt, the Purchaser shall pay such excess in the proportions above to the Vendors at the Closing Date and if the Interim Net Debt is greater than the June Net Debt, the Vendors shall pay such excess in the proportions above to the Purchaser at the Closing Date.

(c) June Balance Sheet and Interim Closing Balance Sheet

At the Closing, the Vendors shall prepare and deliver the June Balance Sheet and the Interim Closing Balance, which shall be prepared by the Vendors in good faith and using their best efforts to ensure the accuracy thereof.

(d) Calculation of Final Adjustments

The Purchase Price, as adjusted in accordance with Section 2.2(b) shall be further increased or decreased on the basis of:

(i) on a dollar for dollar basis by the amount by which the Closing Net Debt as at June 1, 2005 is greater than or less than the June Net Debt;

(ii) on the basis of $0.35 for each $1.00 by which the Interim Net Debt is greater than or less than the June Net Debt, except for amounts relating to bonuses or other amounts in excess of current salary paid or payable to insiders, directors, officers, employees, consultants and their affiliates, which shall be adjusted on a dollar for dollar basis.

If the Closing Net Debt is less than the June Net Debt or Interim Net Debt, as applicable, the Purchaser shall pay such excess in the proportions above to the Vendors and if the Interim Net Debt or June Net Debt, as applicable, is greater than the Closing Net Debt, the Vendors shall pay such excess in the proportions above to the Purchaser. In each case such payments shall be settled in accordance with Section 2.2(e). The adjustment calculated pursuant to this Section 2.2(d) shall be added to, or subtracted from, as applicable, the Holdback and dealt with in accordance with Section 2.2(f).

(e) Closing Balance Sheet

Within 180 days after the Closing, the Purchaser shall prepare and deliver the Closing Balance Sheets to Miles Davison LLP on behalf of the Vendors. If the Vendors believe that any change is required to be made to the Closing Balance Sheets as prepared by the Purchaser, they shall, within 10 Business Days after receipt of the Closing Balance Sheets, give written notice of any such proposed change, including the reason for such change, to the Purchaser. In the event that the Vendors do not notify the Purchaser of any proposed change within 10 Business Days after receipt thereof, then the Vendors shall be deemed to have accepted the Closing Balance Sheets. If a proposed change is disputed by the Parties and they fail to resolve such dispute within 20 Business Days after the date on which the Vendors gave notice of the proposed change, then Ernst & Young LLP (the "Accounting Firm") shall be engaged forthwith to resolve any remaining disputes and the Accounting Firm shall be required to render its decision within 30 Business Days after the dispute is referred to it. The decision of the Accounting Firm shall be final and binding. The fees and expenses of the Accounting Firm shall be shared equally by the Vendors and the Purchaser.

(f) Payment of Purchase Price Adjustment

Payment of any adjustment in the Purchase Price pursuant to Section 2.2(d), shall be made by bank draft or certified cheque to Miles Davison LLP, in trust on behalf of the Vendors or the Purchaser, as the case may be, together with interest at the rate of the prime rate published and charged from time to time by the Canadian Imperial Bank of Commerce plus 1% per annum calculated from the Closing Date to the date of payment, within 5 Business Days after the acceptance or deemed acceptance of the Closing Balance Sheets pursuant to Section 2.2(e). In the event an adjustment of the Purchase Price pursuant to Section 2.2(d) would result in an adjustment in favour of the Purchaser, interest shall be payable in accordance with the above in respect of the portion of the Holdback payable to the Vendors in excess of the amount of the adjustments or Holdback payable to the

Purchaser and the remainder of the Holdback shall be remitted to the Purchaser without interest payable. In the event an adjustment of the Purchase Price pursuant to Section 2.2(d) would result in an adjustment in favour of the Vendors, interest shall be payable in respect of the Holdback payable to the Vendors and any amount in excess thereof at the same rate as provided for above.

2.3 Place and Time of Closing

The Closing shall take place at the Place of Closing on the Closing Date.

2.4 Tender

Any tender of documents or money pursuant to this Agreement may be made upon the Parties or their respective counsel and money may be tendered by official bank draft drawn upon a Canadian chartered bank, by negotiable cheque payable in Canadian funds and certified by a Canadian chartered bank or trust company, or by wire transfer in immediately available funds to an account designated by the Party receiving such funds.

2.5 Payment of Monroe Financial Advisor Fees

At Closing, the Purchaser covenants and agrees to pay in full, or to pay into trust, any and all fees (the "Advisor Fees") payable to Tristone Capital Advisors Inc. ("Tristone") to a maximum amount of Advisor Fees equal to 1.2% of the unadjusted Purchase Price payable at closing. The Vendors shall use their best efforts to cause Tristone to deliver at closing a copy of their final account in respect of all such services.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE MONROE SHAREHOLDERS

Each of the Vendors and Monroe represents and warrants to the Purchaser that:

3.1 Incorporation and Registration

Monroe is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has all necessary corporate power, authority and capacity to own its property and assets (including, without limitation, the property and assets shown in the Balance Sheet) and to carry on its business as presently conducted. Neither the nature of its business nor the location or character of the property owned or leased by Monroe requires Monroe to be registered, licensed or otherwise qualified as an extraprovincial or foreign corporation or to be in good standing in any jurisdiction other than in the Province of Alberta. Monroe is duly registered, licensed and otherwise qualified and in good standing for such purpose in the Province of Alberta.

3.2 Subsidiaries

Monroe has no subsidiaries and is not a member of a partnership or a beneficiary of a trust.

3.3 Right to Sell

If any of the Vendors is a corporation, it is duly incorporated and validly existing under the laws of the province of its incorporation. Each of the Vendors is the sole beneficial owner of those of the Purchased Shares it is purporting to sell hereunder as set out in Schedule 1.1(d) and has the exclusive right to dispose of such Purchased Shares as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, order, judgment, decree, licence, permit or law to which such Vendor is a party or subject or by which such Vendor is bound or affected (other than any such violation, contravention, breach, offence or default which will not have a Material Adverse Effect). Each of the Vendors is the holder of record of all of the Purchased Shares set forth beside its name on Schedule 1.1(d) free and clear of all Encumbrances (other than the rights of the Purchaser under this Agreement) and will deliver to the Purchaser on Closing good and valid title to all of such Purchased Shares free and clear of all Encumbrances. At Closing, the Monroe Shareholders and Monroe agree to execute a termination agreement with respect to any shareholders' agreement to which any securities of Monroe are subject.

3.4 Capitalization

The authorized and issued share capital of Monroe consists of an unlimited number of Class A common shares, an unlimited number of Class B common shares, an unlimited number of Class C common shares and an unlimited number of Class D preferred shares, of which 250 Class A common shares and 11,550 Class D preferred shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares of Monroe. No options, warrants or other rights to purchase shares or other securities of Monroe and no securities or obligations convertible into or exchangeable for shares or other securities of Monroe have been authorized or agreed to be issued or are outstanding.

3.5 Due Authorization

If any of the Vendors are corporations, each such Vendor has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement have been duly authorized by all necessary corporate action on the part of each corporate Vendor.

3.6 Enforceability of Obligations

This Agreement constitutes a valid and binding obligation of each of the Vendor enforceable against each of them in accordance with the terms hereof, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

3.7 Absence of Conflicting Agreements

Except as set forth in Schedule 3.8, Monroe is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, judgment, decree, licence, permit or law which would be violated, contravened, breached by or under which default would occur or under which any payment or repayment would be accelerated as a result of the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

3.8 Consents, Approvals or Authorizations

Except as set forth in Schedule 3.8, no consent, approval or authorization of, filing or registration with, or notification to, any governmental or regulatory authority, or consent, approval or authorization of any Person, is required on behalf of any of the Vendors or Monroe in connection with the execution and delivery of this Agreement by such Parties or the completion of the transactions contemplated by this Agreement.

3.9 Balance Sheet

The Balance Sheet has been prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of the preceding period and presents fairly all of the assets and liabilities and the financial position of Monroe as at March 31, 2005.

3.10 Absence of Undisclosed Liabilities

Except to the extent reflected or reserved against in the Balance Sheet, Monroe has no outstanding indebtedness, liabilities or obligations.

3.11 Absence of Changes

Since the date of the Balance Sheet, and other than as contemplated in this Agreement, there has not been:

(a) any Material Adverse Effect or circumstances that might reasonably be expected to result in any such Material Adverse Effect; or

(b) any damage, destruction, loss, labour trouble or other event, development or condition which would have a Material Adverse Effect.

3.12 Absence of Unusual Transactions

Except as permitted in Section 8.1, since the date of the Balance Sheet, Monroe has not:

(a) transferred, assigned, sold or otherwise disposed of any of the assets shown in the Balance Sheet or cancelled any debts or claims;

(b) mortgaged, pledged, subjected to lien, granted a security interest in or otherwise encumbered any of its assets or property, whether tangible or intangible other than Permitted Encumbrances;

(c) authorized, incurred or assumed any capital expenditure or financial commitment or other obligation or liability (fixed or contingent) except those listed in Schedule 3.10 and except unsecured obligations and liabilities incurred in the ordinary and usual course of business and not exceeding $50,000 in the aggregate;

(d) suffered an extraordinary loss, waived or omitted to take any action in respect of any rights of substantial value, or entered into any commitment or transaction not in the ordinary and usual course of business where such losses, rights, commitments and transactions calculated on an aggregate cumulative basis have or are likely to have a Material Adverse Effect;

(e) except as set forth in Schedule 3.12, issued or sold any shares in its capital or any warrants, bonds, debentures or other corporate securities of Monroe or issued, granted or delivered any right, option or other commitment for the issuance of any such or other securities;

(f) declared, authorized, paid or made any dividend or other distribution to any shareholder, director, officer, employee or consultant of Monroe, whether in cash, shares or otherwise;

(g) made any change in its accounting principles or practices;

(h) purchased, leased or otherwise acquired any assets having a value in aggregate greater than $25,000;

(i) granted any power of attorney;

(j) guaranteed, or agreed to guarantee, the obligations of any party;

(k) reduced its stated capital in any manner;

(l) purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any outstanding shares in its issued capital;

(m) authorized or paid any bonus or similar payment to any employee, consultant, officer or director;

(n) amended or changed or taken any action to amend or change its Articles or By-laws; or

(o) authorized, agreed or otherwise become committed to do any of the foregoing.

3.13 Non-Arm's Length Indebtedness

At Closing, there shall be no outstanding indebtedness owing to or from Monroe by or to any of its directors, officers, former directors or officers, shareholders or employees or to any other Person not dealing at arm's length with Monroe.

3.14 Joint Venture Interests

Schedule 3.14 sets forth all of the joint ventures to which Monroe is a party or is otherwise involved.

3.15 Absence of Guarantees and Powers of Attorney

Monroe has not given or agreed to give, or is a party to or bound by (i) any guarantee or indemnity in respect of indebtedness, or other obligations, of any Person or (ii) any other commitment by which Monroe is, or is contingently, responsible for such indebtedness or other obligations or (iii) any powers of attorney or other delegations of authority.

3.16 Business in Compliance with Law

The operations of Monroe are being conducted in compliance with all applicable laws, rules, regulations, judgments, government authorizations or orders and decrees applicable to the operation of their respective businesses, except to the extent that non-compliance would not have a Material Adverse Effect.

3.17 Restrictive Covenants

Monroe is not a party to or bound or affected by any commitment, agreement or document containing any covenant which limits the freedom of Monroe to compete in any line of business, transfer or move any of its Assets or operations or which affects or may affect the business practices, operations or conditions or the continued operation of the business of Monroe after the Closing on substantially the same basis as such businesses are presently carried on.

3.18 Tax Matters

(a) Monroe has duly and timely filed its Tax Returns with the appropriate Taxation Authority and each Tax Return has been completely and correctly prepared and made in accordance with the Applicable Tax Legislation;

(b) Monroe has duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it and the Closing Balance Sheet will set forth, as an amount payable or as a reserve other than for deferred Taxes an amount not less than the amount of all Taxes that are not yet due and payable (and that will not be due and payable by the Closing Date) by Monroe and that relate to periods ending on or prior to the Closing Date;

(c) Monroe has not entered into any agreement or other arrangement or executed any waiver with any Taxation Authority providing for, any extension of time within

which (i) to file any Tax Return covering any Taxes for which Monroe is or may be liable; (ii) Monroe is required to pay or remit any Taxes or amounts on account of Taxes; or (iii) any Taxation Authority may assess or collect Taxes for which Monroe is or may be liable;

(d) There are no actions, suits, proceedings, investigations, audits or claims now pending or, to the best of the knowledge of Monroe, threatened, against Monroe in respect of any Taxes and there are no matters under discussion with any taxing authority relating to Taxes; there are no outstanding Assessments and, to the best of the knowledge of Monroe, there are no threatened or potential Assessments against Monroe;

(e) Monroe has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including, without limitation, any of its employees, officers and directors and any non-resident Person, the amount of all Taxes and other deductions required by any Applicable Tax Legislation to be withheld from any such amount and has duly and timely remitted the same to the appropriate Taxation Authority;

(f) Immediately after Closing and for greater certainty after taking into account any deductions for the taxation year ending on the Closing Date, the tax pools of Monroe (assuming that Section 66.7(10) of the Act did not apply to Monroe as a result of the acquisition of the Purchased Shares) will be at least:

Undepreciated capital cost (as defined for the purposes of the Act)	$1,203,163
Cumulative Canadian exploration expense (as defined in Section 66.1(6) of the Act)	nil
Cumulative Canadian development expense (as defined in Section 66.2(5) of the Act)	$1,736,523
Cumulative Canadian oil and gas property expense (as defined in Section 66.4(5)(b) of the Act)	nil
Share issue expenses (undeducted) (as defined in Paragraph 20(i)(e) or the Act)	nil
Other undeducted outlays and expenses	nil
Cumulative Eligible Capital Decuction	$4,743

(g) Monroe is duly registered with the Canada Revenue Agency for GST and its GST registration number is 86638 3193 RT0001. Monroe has made all Tax Returns and remittances required to be made under Applicable Tax Legislation governing GST;

(h) Monroe has never undergone an acquisition of control for the purposes of the Act;

(i) Monroe has never been required to file a Tax Return to a Taxation Authority outside Canada; and

(j) Monroe has not been a party to any transactions with any Person with whom it does not deal at arm's length (within the meaning of the Act) in circumstances where the transaction is undertaken on terms and conditions which are not on an arm's length basis.

3.19 Residency

Each of the Vendors is not a non-resident of Canada for purposes of the Act.

3.20 Title to Assets

Except as set forth in Schedule 3.8, the Petroleum and Natural Gas Rights are free and clear of all Encumbrances created by, through or under the Monroe Shareholders and Monroe except for the Permitted Encumbrances, and Monroe has good and marketable title to the Assets other than the Petroleum and Natural Gas Rights free and clear of all Encumbrances, except for the Permitted Encumbrances.

3.21 Equipment Contracts

Schedule 3.21 sets forth a true and complete list of the Equipment Contracts and the equipment and vehicles of Monroe which are subject thereto and all of such Equipment Contracts are in full force and effect and no default exists on the part of Monroe.

3.22 Real Property and Real Property Leases

Except as disclosed in Schedule 3.22, Monroe does not own any real property or interests therein, or is a party to, or bound by, any leases or subleases of any real property, other than its interests in the Lands, the Leases and the Facilities including any lease of office space.

3.23 Environmental Matters

Except as disclosed in Schedule 3.23:

(a) Monroe is in substantial compliance with all Environmental Laws, ("substantial compliance" meaning for the purposes of this Section 3.23 that the direct cost associated with bringing the conduct of all such businesses into strict compliance with all Environmental Laws, including in respect of the remediation of existing pollution and damages, would not exceed in the aggregate $50,000);

(b) Monroe:

(i) has obtained all Environmental Approvals required to carry on its current and proposed operations and all such Environmental Approvals are valid and in full force and effect; and

(ii) is in substantial compliance with all such Environmental Approvals;

(c) All Environmental Approvals are listed in Schedule 3.23 hereto;

(d) Monroe has not received any claim or notice to the effect or has otherwise become aware that:

(i) its operations or its assets are (1) not in substantial compliance with all Environmental Laws, or (2) the subject of any remedial, preventative or control action, direction or order by any Government Authorities, or any investigation or evaluation by any Government Authorities as to whether any remedial or preventative action is needed to respond to an existing or potential environmental concern; and

(ii) it is or may be liable to any person (including, without limitation, any individual or government, whether federal, provincial, city or municipal) as a result of the release or threatened release of any Substance into the environment or into any facility or structure;

(e) Monroe does not have to provide, or has provided, any notification to any person (including, without limitation, any individual or government, whether federal, provincial, city or municipal) of the release or potential release of any Substance into the environment;

(f) To the best of the knowledge of Monroe, no Substance has been released into the environment from or been deposited or disposed of on, at or under the Lands or other property subject to Leases, or on any Real Property, for which any of Monroe is or may be responsible or liable;

(g) Except for (A) notifications and conditions of general application to assets of the type owned by Monroe, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), Monroe has not received any notification that any orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws, that any work, repairs, construction or capital expenditures are required to be made by them as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(h) To the best of the knowledge of Monroe, no underground storage tanks, urea formaldehyde foam insulation or radioactive substances are on the Lands or Real Property for which Monroe is, or may be, responsible or liable; and

(i) To the best of the knowledge of Monroe, there are no polychlorinated biphenyls in storage or spilled on the Lands or Real Property.

3.24 Quiet Enjoyment

Subject to the rents, covenants, conditions and stipulations in the Leases and on the lessee's or holder's part thereunder to be paid, performed and observed, Monroe may continue to hold and enjoy the Assets for the residue of their respective terms and all renewals or extensions thereof for the use and benefit of Monroe without any interruption of or by any of the Vendors or any other person (other than the Purchaser) whomsoever claiming or to claim the same or any part thereof or any interest therein by, through or under Monroe or any of the Vendors.

3.25 Employment Matters

Monroe will have no employees as of the Closing Time and there are no written contracts of employment with any prior employees of Monroe that would bind Monroe. Monroe and the Purchaser shall not have any liability whatsoever in respect of the severance or termination of employment of any and all employees of Monroe, with the exception of the employees who may be offered employment with the Purchaser or Monroe after the Closing Date.

3.26 Insurance

Monroe maintains or causes to be maintained such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable operations, properties and assets. All such policies of insurance are in full force and effect and Monroe is not in default, as to the payment of premium or otherwise, under the terms of any such policy.

3.27 Material Contracts

Schedule 3.27 is an accurate and complete list of all Material Contracts. The Material Contracts are all in full force and effect, unamended and none of the Vendors or Monroe have received notice of any Material default in respect of any such contract or commitment on the part of any of the parties to such contract or commitment, which default has not been rectified as of the date of this Agreement.

3.28 Copies of Agreements etc.

Current and complete copies of all contracts, commitments, mortgages, leases, instruments and other documents identified in the Schedules, including the Material Contracts have been made available for inspection by the Purchaser. There are no on-going negotiations with respect to the renewal, repudiation or amendment of them or any of the Material Contracts.

3.29 Litigation

There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, pending or, to the best of

the knowledge of each of the Monroe Shareholders and Monroe threatened against or relating to Monroe or affecting its properties or business which, if determined adversely to Monroe would have a Material Adverse Effect. Except as shown in Schedule 3.29, there is not presently outstanding against Monroe any judgment, decree, injunction, rule or order of any court, governmental department, commission, board, bureau, agency or arbitrator which would have a Material Adverse Effect.

3.30 Bank Accounts, etc.

Schedule 3.30 sets forth the name of each bank and other depository in which Monroe maintains any bank account, trust account or safety deposit box, the details of all such amounts and the names of all Persons authorized to draw thereon or who have access thereto.

3.31 Articles and By-laws

Schedule 3.31 comprises the Articles and By-Laws of Monroe, including any and all amendments thereto and such Articles and By-laws as so amended are in full force and effect and no amendments have been made to the same.

3.32 Corporate Records and Minute Books

The corporate records and minute books of Monroe have been made available to the Purchaser and include complete and accurate minutes of all meetings of the directors or shareholders of Monroe, held to date and all resolutions passed by the directors or shareholders on consent, since the date of its incorporation. The share certificate book, register of shareholders, register of transfers and register of directors included therein of Monroe, are complete and accurate.

3.33 Compliance with Terms

Monroe has complied with, performed, observed and satisfied all terms, conditions, obligations and liabilities which have arisen prior to the Closing Date and were the obligations of Monroe under any of the provisions of any statute, order, writ, injunction or decree of any Governmental Authority or court relating to the Assets.

3.34 Title Documents and Production Sales Contracts

Monroe has made available for inspection by, the Purchaser (i) all material documents, instruments, records and books relevant to title to the Assets; and (ii) all production sales contracts or other material contracts for the sale of Petroleum Substances produced from the Lands or lands with which the Lands have been pooled or unitized.

3.35 Operation of Assets

The Assets are being operated in accordance with all permits, regulations, statutes, rules, orders, licenses and tariffs. There are no outstanding orders, directives or undertakings of, from or to any regulatory authority relating to the operation of the Assets.

3.36 Finders' Fees

Neither Monroe nor any of the Monroe Shareholders has incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated herein for which the Purchaser shall have any responsibility except for fees to Tristone, which shall be for the account of the Purchaser in accordance with Section 2.5, and except for legal fees relating to this transaction which shall be for the account of the Vendors.

3.37 Seismic

No Person other than Monroe and the other working interest owners of the Lands has or is entitled to have any of the geological, engineering, geophysical, seismic and other reports and data referred to in paragraph (vi) of the definition of "Miscellaneous Interests".

3.38 Accounts Receivable

All accounts receivable recorded in the books and accounts of Monroe are bona fide and collectible by Monroe without set-off or counterclaim.

3.39 Condition of Wells

(i) All producing, shut-in, suspended and abandoned oil and natural gas wells and all water-source and water and other disposal and injection wells upon the Lands and lands with which the same have been pooled are listed in the Property Schedule; (ii) each such well has been drilled and, if completed, completed, operated and produced in accordance with good oil and gas field practices and in compliance in all material respects with all applicable rules and regulations; (iii) all costs associated with each such well and all associated equipment payable by Monroe have been paid or accrued in the Balance Sheet; (iv) none of the said wells is deviated from the vertical more than the maximum permitted by applicable laws, rules and regulations; and (v) each such well is in fact bottomed under and is producing from, and the well bore thereof is wholly within, the said Lands or lands with which the same have been and now are validly pooled.

3.40 Condition of Tangibles and Facilities

All of the production, gathering, processing, treating, transportation and storage facilities in which Monroe has an interest which are operated by Monroe including, without limitation, the Facilities which are operated by Monroe, have been constructed, maintained and operated in accordance with generally accepted engineering and good oil and gas field practices and to the best of the knowledge of Monroe, all production, gathering, processing, treating, transportation and storage facilities, which are not operated by Monroe and in which Monroe has an interest including, without limitation, the Facilities which are not operated by Monroe, have been constructed, maintained and operated in accordance with generally accepted engineering and good oil and gas field practices.

3.41 No Production Penalties

None of the Wells is subject to a production penalty or limitation of any nature including, without limitation, statutory or contractual penalties, except any such penalties and limitations which have arisen in circumstances where good oil and gas field practices have been followed (and penalties and limitations which result from prior production in excess of allowables shall be deemed not to have arisen in such circumstances).

3.42 Wells to be Abandoned

Monroe has not agreed or been ordered to abandon any Wells which are not abandoned.

3.43 Production

All payments of production revenue and deliveries in kind in respect of Petroleum Substances produced from the Lands are being paid or made, as the case may be, to Monroe on a timely basis.

3.44 No Excess Gas Deliveries

Monroe has not received notice from, nor does it have knowledge of a claim by a purchaser of natural gas produced from the Lands asserting that Monroe has delivered to such purchaser an annual amount of natural gas in excess of the amount which Monroe was entitled to deliver to such purchaser under the applicable gas purchase contract.

3.45 Prepaid Gas Obligations

Monroe is not obligated to deliver Petroleum Substances without receiving full payment therefor.

3.46 Royalty Payments

Royalties have been timely paid to the Crown, lessors and other holders of royalties and similar interests with respect to all production or sale of Petroleum Substances from the Lands and all filings in respect of such royalties have been properly made in accordance with the applicable legislation or agreements.

3.47 No Prepayment Service Obligation

Monroe is not obligated by virtue of a prepayment arrangement, under any contract or arrangement for the provision of services, to provide services at some future time without then receiving full payment therefor.

3.48 No Convertible Interests

The interests of Monroe set forth in the Property Schedule are not subject to reduction on any account whatsoever and none of the Encumbrances described in the Property Schedule is

convertible or will change otherwise howsoever to an interest of any other size or nature whatsoever, except as described in the Property Schedule.

3.49 Gas Balancing Agreements

Monroe is not a party or subject to any gas balancing agreements.

3.50 Assignments of Sale Proceeds

Except for the Permitted Encumbrances, Monroe has not assigned or in any other way restricted its rights to receive the proceeds from the sale of Petroleum Substances produced from the Lands.

3.51 No Adverse Change

Since March 31, 2005, there has been no damage to any of the Assets that would constitute a Material Adverse Effect on the aggregate value of the Assets.

3.52 Full Disclosure

The information provided to the Purchaser by Monroe for purposes of the Purchaser's due diligence investigations in connection with this transaction is accurate and complete in all Material respects.

3.53 No AMI's

Monroe is not party or subject to any area of mutual interest arrangement in favour of any other Person created by, through or under Monroe except as set forth in Schedule 3.53.

3.54 No Drilling Obligations

Monroe has not received any notice that any of the Assets are subject to any drilling or offset obligations that have not been satisfied or permanently waived, except as set forth in Schedule 3.54.

3.55 Due Diligence

Each of the Vendors has met with the senior management team of Monroe and made specific inquiry as to the ability of such Vendor to make the representations and warranties required to be made in this Article 3 and accordingly the representations and warranties on the part of each of the Vendors made in this Article 3 have been made by each of the Vendors to the best of their knowledge, information and belief having made such specific inquiry of the management of Monroe.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Vendors that:

4.1 Incorporation

It is a corporation duly incorporated and validly existing under the laws of Canada and is duly extra-provincially registered to carry on business in the Province of Alberta.

4.2 Due Authorization

It has all necessary power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement have been duly authorized by all necessary action on its part.

4.3 Enforceability of Obligations

This Agreement constitutes its valid and binding obligation enforceable against it in accordance with the terms hereof, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

4.4 Absence of Conflicting Agreements

It is not a party to, bound or affected by nor subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter or by-law provision, statute, regulation, order, judgment, decree, license, permit or law which would be violated, contravened or breached by, or under which any default would occur or a lien, claim, restriction or encumbrance would be created as a result of, the execution and delivery by it of this Agreement or the performance by it of any of the terms of this Agreement.

4.5 Residence of the Purchaser

It is not a non-Canadian for purposes of the *Investment Canada Act* (Canada).

4.6 Consents, Approvals or Authorizations

No consent, approval or authorization of, filing or registration with, or notification to, any governmental or regulatory authority or consent, approval or authorization of any person, is required on its behalf in connection with the execution and delivery of this Agreement by it or the consummation of the transactions contemplated by this Agreement.

4.7 Finders' Fees

It has not incurred any liability, contingent or otherwise, for brokers' or finders' fees in respect of the transactions contemplated herein for which the Vendors shall have any responsibility.

ARTICLE 5
NON-WAIVER, SURVIVAL

5.1 Non-Waiver

No investigations made by or on behalf of the Purchaser at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by Monroe or any of the Vendors in or pursuant to this Agreement. No waiver by the Purchaser of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision.

5.2 Nature and Survival

(a) All statements contained in any certificate or other instrument delivered by or on behalf of a Party pursuant to or in connection with the transactions contemplated in this Agreement shall be deemed to be representations and warranties made by such Party under this Agreement.

(b) Subject to the limitations set out in subsection (c), all representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the Closing, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to the Purchased Shares and the payment of the consideration for the Purchased Shares.

(c) Representations and warranties concerning tax matters set out in Section 3.18 shall survive for a period of ninety days after the time at which the relevant Taxation Authority shall no longer be entitled to assess liability for Taxes against Monroe for any particular fiscal year ended on or prior to the Closing Date. All other representations and warranties in Article 3 shall only survive for a period of two years from the Closing Date. If no claim shall have been made under this Agreement, prior to the expiry of the survival periods provided for, against a Party for any incorrectness or breach of any representation or warranty made in this Agreement by such Party, such Party shall have no further liability under this Agreement with respect to such representation or warranty.

ARTICLE 6
PURCHASER'S CONDITIONS PRECEDENT

The obligation of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the reasonable satisfaction of, or material compliance with, or waiver in writing by the Purchaser of, on or prior to the Closing Date, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by it in whole or in part):

6.1 Truth and Accuracy of Representations at the Closing Time

The representations and warranties of the Vendor and Monroe made in or pursuant to this Agreement shall be true and correct in all material respects as of the Closing Time and with the same force and effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Purchaser shall have received a certificate of a senior officer of Monroe and of each of the Vendors confirming to the best of their knowledge (after due inquiry) the truth and correctness in all material respects of their respective representations and warranties contained in this Agreement.

6.2 Performance of Obligations

Monroe and each of the Vendors shall have performed or complied with, in all material respects, all of their respective obligations, covenants and agreements under this Agreement.

6.3 Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by Monroe and each of the Vendors of their respective obligations under this Agreement shall be satisfactory to the Purchaser (acting reasonably) and the Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection therewith in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Purchaser, acting reasonably.

6.4 Consents, Authorizations and Registrations

All material consents, approvals, orders, authorizations and confirmations of any Persons and Governmental Authorities in Canada and elsewhere (or registrations, declarations, filings or recordings with any such authorities) which are reasonably required in connection with the completion of the transactions contemplated by this Agreement or the execution of this Agreement, shall have been obtained on or before the Closing Time.

6.5 Due Diligence and Encumbrances

The Purchaser shall have completed its due diligence investigations of Monroe (including without limitation, legal, environmental, accounting and business diligence) and shall be satisfied in its sole judgment, acting reasonably, with the scope and results of such due diligence investigations and that the Purchased Shares and the Assets are free and clear of all Encumbrances other than Permitted Encumbrances.

6.6 Resignations of Directors and Officers

There shall have been delivered to the Purchaser on or before the Closing Time the resignations of all individuals who are presently directors or officers of Monroe and duly

executed comprehensive releases from each such individual and from each of the Vendors of any and all claims respectively, against Monroe.

6.7 Opinion of Counsel

The Purchaser shall have received an opinion dated the Closing Date from counsel for the Vendors and Monroe substantially in the form of Schedule 6.7, provided that, in so far as such opinion is based on matters of fact, such opinion may rely upon certificates of public officials and officers of the Vendors and Monroe and such other evidence as such counsel may reasonably deem appropriate.

6.8 Engineering Report

The Purchaser shall have satisfied itself, acting reasonably, that there are no Material differences (adverse to the Purchaser or Monroe) between the Petroleum and Natural Gas Rights, the Lands and the Leases and the Encumbrances thereon described and set forth in the Property Schedule and the description thereof upon which the Engineering Report is based.

6.9 Delivery Of Purchased Shares

At the Closing Time 100% of the Purchased Shares have been tabled with all required documentation to effect transfer of same to the Purchaser.

6.10 Regulatory Approvals

All regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges or securities or other regulatory authorities) which, in the sole judgment of the Purchaser, acting reasonably, are necessary or desirable shall have been obtained on terms and conditions satisfactory to the Purchaser in its sole determination, acting reasonably.

6.11 No Third Party Actions

No act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law which, in the sole judgment, acting reasonably, of the Purchaser: (i) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Purchaser of the Purchased Shares or the right of the Purchaser to own or exercise full rights of ownership of the Purchased Shares; or (ii) has had or may have a Material Adverse Effect on Monroe.

6.12 No Prohibitions

The Purchaser shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against it completing the acquisition of, and paying for, all of the Purchased Shares.

6.13 No Actions

The Purchaser shall have determined in its sole judgment, acting reasonably, that Monroe has not taken or proposed to take any action, or disclosed that it intends to take any action, and the Purchaser shall not have otherwise learned of any previous action taken by Monroe, that would have a Materially Adverse Effect on the businesses of Monroe or the value of the Purchased Shares to the Purchaser or that would make it inadvisable for the Purchaser to proceed with completing the acquisition of, and paying for, the Purchased Shares, including, without limiting the generality of the foregoing: any action with respect to any agreement, proposal, offer or understanding relating to any Material sale, disposition or other dealing with any of the assets of Monroe; any issue of shares, options or other securities of Monroe to any person; any Material acquisition from a third party of assets or securities by Monroe, or any Material capital expenditure by Monroe not in the ordinary course of business.

6.14 Changes in Business

There shall not have occurred any change or any condition, event or development involving a prospective change in the business, operations, assets, capitalization, financial condition, licences, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Monroe which, in the sole judgment of the Purchaser, is or amounts to a Materially Adverse Effect on or to the businesses of Monroe or to the value of the Purchased Shares to the Purchaser.

6.15 Financing

The Purchaser or its parent trust shall have obtained the necessary financing to complete the purchase of the Purchased Shares hereunder by either having established increased credit facilities for these purposes or arranging for an equity issuance of trust units, such that any such financing is completed before or concurrent with the Closing.

6.16 Purchase of Springedge

On or before Closing, Monroe shall have completed the acquisition of all of the issued and outstanding shares of Springedge Energy Inc. ("Springedge") pursuant to a share purchase agreement to be entered into between Monroe, Springedge and the shareholders of Springedge containing terms substantially similar to those contained in this Agreement and acceptable to the Purchaser, acting reasonably.

Subject to Section 8.9, if any of the foregoing conditions in this Article, which are for the sole benefit of the Purchaser, have not, with regard to Sections 6.1 to 6.10 and 6.15 and 6.16, been materially fulfilled and performed by Closing, or, with regard to Sections 6.11 to 6.14, been materially satisfied, the Purchaser may terminate this Agreement by notice in writing to Monroe

and the Vendors, in which event the Purchaser is released from all its obligations under this Agreement and unless the Purchaser can show that the condition relied upon could reasonably have been performed by Monroe and the Vendors, each of Monroe and the Vendors is also released from all its obligations under this Agreement. However, the Purchaser may waive compliance with any condition, in whole or in part, if it sees fit to do so, without prejudice to its rights of termination in the event of nonfulfillment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 7
VENDORS CONDITIONS PRECEDENT

The obligation of each of the Vendors to consummate the transactions contemplated by this Agreement shall be subject to the reasonable satisfaction of or material compliance with, or waiver in writing by Monroe, on behalf of the Vendors of, on or prior to the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Vendors and may be waived by it in whole or in part):

7.1 Truth and Accuracy of Representations of Purchaser at Closing Time

The representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct in all material respects as of the Closing Time and with the same force and effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Vendors shall have received a certificate of a senior officer of the Purchaser confirming to the best of his knowledge (after due enquiry), the truth and correctness in all material respects of the representations and warranties of the Purchaser contained in this Agreement.

7.2 Performance of Obligations

The Purchaser shall have performed or complied with, in all respects, all its obligations, covenants and agreements under this Agreement.

7.3 Receipt of Closing Documentation

All documentation relating to the due authorization and completion of the sale and purchase of the Purchased Shares under this Agreement and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Purchaser of its obligations under this Agreement shall be satisfactory to the Vendors, acting reasonably, and the Vendors shall have received copies of all such documentation or other evidence as they may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking of all corporate proceedings in connection therewith in compliance with these conditions, in form (as to certification and otherwise) and substance satisfactory to the Vendors, acting reasonably.

7.4 Consents, Authorizations and Registrations

All material consents, approvals, orders, authorizations and confirmations of any Persons and Governmental Authorities (or registrations, declarations, filing or recordings with any such authorities) which are reasonably required in connection with the completion of the transactions contemplated by this Agreement or the execution of this Agreement, shall have been obtained on or before the Closing Time.

7.5 Opinion of Counsel for Purchaser

The Vendors shall have received an opinion dated the Closing Date from counsel for the Purchaser, substantially in the form of Schedule 7.5 to this Agreement provided that, insofar as such opinion is based on matters of fact, such opinion may rely upon certificates of public officials and officers of the Purchaser and such other evidence as such counsel may reasonably deem appropriate.

If any of the foregoing conditions in this Article, which are for the sole benefit of the Vendors, has not been materially fulfilled or performed by Closing, the Vendors may terminate this Agreement by notice in writing to the Purchaser, in which event each of the Vendors is released from all its obligations under this Agreement, and unless the Vendors can show that the condition relied upon could reasonably have been performed by the Purchaser, the Purchaser is also released from all its obligations under this Agreement. However, the Vendors may waive compliance with any condition, in whole or in part, if they see fit to, do so, without prejudice to their rights of termination in the event of nonfulfillment of any other condition in whole or in part or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 8
OTHER COVENANTS OF THE PARTIES

8.1 Conduct of Business Prior to Closing

During the period from the date of this Agreement to the Closing Time, each of Monroe shall, and the Vendors shall cause Monroe to do the following:

(a) Conduct Business in the Ordinary Course - Except as otherwise expressly permitted by this Agreement, conduct Monroe's business in the ordinary and usual course and in accordance with good industry practice, and not, without the prior written consent of the Purchaser, make or commit to any expenditures collectively in excess of $50,000 (except in the event of a catastrophe or other event endangering life or property) or enter into any transaction which if effected before the date of this Agreement would constitute a breach of the representations, warranties or agreements contained in this Agreement.

(b) Continue Insurance - Continue in force all existing policies or insurance presently maintained or caused to be maintained by Monroe.

(c) Perform Obligations - Materially comply with all laws affecting the operation of Monroe's business and pay all required Taxes and installments of Taxes.

(d) Prevent Certain Changes - Not, without the prior written consent of the Purchaser, take any of the actions described in Section 3.12.

(e) Proposal of Operations - Not, without the Purchaser's prior written consent, not to be unreasonably withheld, propose or participate in drilling or reworking operations in respect of the Assets or surrender or abandon any of the Assets or materially amend any agreement or contract relating to the Assets.

(f) Sales - Not sell, transfer or dispose of, or grant a security interest in or in respect of, all or any part of or any interest in the Assets, except for the sale (in the ordinary course of business) of Petroleum Substances produced from the Lands.

(g) Loans and Borrowings – Not borrow money or incur any indebtedness for money borrowed or make loans or advances except in the ordinary course of business.

8.2 Access for Investigation

For the purpose of permitting the Purchaser to investigate the business, properties and assets of Monroe, the Vendors shall cause Monroe to permit the Purchaser and its representatives, between the date of this Agreement and the Closing Time, without interference to the ordinary conduct of the business of the Vendors or Monroe, to have reasonable access during normal business hours and on reasonable notice to the premises and to all the books, accounts, records and other data of Monroe (including, without limitation, all corporate, accounting and tax records of Monroe) and to the properties and assets of Monroe and to furnish to the Purchaser such financial and operating data and other information with respect to the business, properties and assets of Monroe as the Purchaser shall from time to time reasonably request. In particular, without limiting the generality of the foregoing, the Vendors shall make the Material Contracts, the Leases and all agreements and other documents and correspondence, including title opinions previously prepared, relating to title to the Assets, and all financial, tax, accounting, well, production and operating data and records of Monroe, available to the Purchaser and its representatives at the offices of Monroe for such inspection and review as the Purchaser reasonably requires.

8.3 Actions to Satisfy Closing Conditions

Each of the Parties agrees to take all such actions as are within its power or control, and to use its best efforts, to cause other actions to be taken which are not within its power or control, so as to ensure compliance with each of the conditions and covenants set forth in Articles 6, 7 and 8 which are for the benefit of any other Party.

8.4 Stub Period Returns

(a) The Purchaser shall cause to be prepared and filed on a timely basis all necessary Tax Returns for Monroe for any fiscal period ending before, on or after the Closing Date which are not filed or required to be filed on or prior to the Closing

Date. Any Tax Return required to be filed for the fiscal period ending before or on the Closing Date (the "Returns") shall be submitted to Miles Davison LLP on behalf of the Vendors in draft form at least 30 days before the date on which such Returns are required by law to be filed with the relevant Taxation Authority. The Vendors shall, subject to Applicable Tax Legislation, have the right to request the Purchaser to make reasonable changes to any such Returns by communicating such changes in writing to the Purchaser at least 15 days before the date on which such Returns are required by law to be filed with the relevant Taxation Authority.

(b) The Vendors and the Purchaser shall cooperate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of Monroe for a period ending on, prior to or including the Closing Date and shall preserve such data and other information as required under any Applicable Tax Legislation.

8.5 Tax Matters

(a) If, at any time, the Purchaser or Monroe receives an Assessment, an indication in writing that an Assessment is being considered or proposed, or any other notice in writing relating to an amount to which the representations and warranties in Section 3.18, as the case may be, may relate, the Purchaser or Monroe shall deliver to Miles Davison LLP on behalf of the Vendors within 30 days of receiving the Assessment, a copy of the Assessment, together with a statement setting out the obligations of the Vendors, on the assumption that the Assessment is valid and binding.

(b) The Vendors shall have the right at their own expense and employing counsel of their own choice to contest any Assessment. In such event, the Purchaser shall have the right to retain its own counsel but the fees and expenses of such counsel shall be at the expense of the Purchaser.

(c) The Purchaser will cooperate with the Vendors, including, without limitation, providing access to the Vendors or its representatives to financial and other records of Monroe, in order to facilitate the filing of Tax Returns in respect of periods of time prior to the Closing and the conduct of any disputes relating thereto. The Purchaser shall cause Monroe to preserve such data and other information as may reasonably be required in connection with a Tax Return of Monroe for any taxation year ending on or prior to Closing, for the period of time required under the Applicable Tax Legislation.

(d) The Purchaser undertakes to inform and to cause Monroe to inform the Vendors of all written audit inquiries received with respect to the representations and warranties in Section 3.18 within 30 days of receipt thereof and to provide the Vendors with the sole right, at their own expense, to make any representations prior to an Assessment which relates to the representations and warranties in Section 3.18.

8.6 Employment and Severance

The Vendors shall be liable for and shall indemnify and save harmless the Purchaser and each of Monroe from and against any and all Claims which may be brought by: (i) any person who was employed by Monroe for a period ending on or prior to the Closing Time, in respect of his or her employment by Monroe during such period and the termination of such employment; and (ii) any employee in respect of the termination of his or her employment with Monroe on the Closing Date.

8.7 Consent to Jurisdiction

Each of the Parties irrevocably attorns and submits to the exclusive jurisdiction of any Alberta court sitting in Calgary in any action or proceeding arising out of or related to this Agreement and irrevocably agrees that all claims in respect of any such action or proceeding shall be heard and determined in such Alberta court. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding.

8.8 Notice of Material Change

From the date hereof until the Closing Date, the Vendors and Monroe shall promptly notify the Purchaser in writing of:

(a) any Material change (actual, anticipated, contemplated or, to their knowledge, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Monroe;

(b) any change in any representation or warranty set forth in Article 3 which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(c) any Material fact in respect of Monroe which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Monroe and the Vendors shall in good faith discuss with the Purchaser any change in circumstances (actual, anticipated, contemplated or, to their knowledge, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Purchaser pursuant to this section.

8.9 Non-Completion Fee

(a) Monroe shall pay to the Purchaser a non-completion fee equal to 2% of the unadjusted Purchase Price, within one Business Day of the occurrence of either:

(i) the Closing does not occur because any of the Vendors fail to complete the sale of their respective Purchased Shares to the Purchaser hereunder, provided that the failure to so complete the sale shall not be as a result of

the Purchaser failing to comply with any term, covenant or condition of this Agreement; or

(ii) Monroe or any of the Vendors breaches any of their respective covenants, representations or warranties set forth in this Agreement and after receipt of notice from the Purchaser in respect thereof, such breach is not remedied or corrected to the satisfaction of the Purchaser, acting reasonably, within 5 days of receipt of such notice and the Closing does not occur.

(b) The Purchaser shall pay to Monroe a non-completion fee equal to 2% of the unadjusted Purchase Price, within one Business Day of the occurrence of either:

(vi) the Closing does not occur because the Purchaser fails to complete the purchase of the Purchased Shares from the Vendors hereunder, provided that the failure to so complete the purchase shall not be as a result of Monroe or the Vendors failing to comply with any term, covenant or condition of this Agreement; or

(vii) the Purchaser breaches any of its covenants, representations or warranties set forth in this Agreement and after receipt of notice from Monroe on behalf of the Vendors in respect thereof, such breach is not remedied or corrected to the satisfaction of Monroe acting reasonably, within 5 days of receipt of such notice and the Closing does not occur.

Any payment pursuant to this Section 8.9 shall be without prejudice to the rights or remedies available to the Parties upon the breach of any provision of this Agreement.

8.10 No Solicitation

Monroe and each of the Vendors shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by any of them or their respective officers, directors, employees, financial advisors, representatives and agents, as the case may be (collectively "Representatives") with respect to any alternate offer or other form of competing transaction (an "Alternate Transaction") whether or not initiated by Monroe or any of the Vendors and in connection therewith, Monroe and each of the Vendors shall not release any third party from any confidentiality or standstill agreement to which Monroe or any of the Vendors and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Monroe. From and after the date hereof, Monroe and each of the Vendors will not, and will not authorize or permit any of their Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Alternate Transaction from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Alternate Transaction.

8.11 Pre-Closing Transactions

Prior to the Closing Date, the Purchaser has the option to request that Monroe establish one or more subsidiary corporations and/or one or more partnerships or limited partnerships between Monroe and such subsidiary corporation(s) and transfer all or any portion of the Assets, on a tax-deferred basis, to such subsidiary corporations or partnerships. The Vendors agree to comply with such request and cause Monroe to undertake such transactions, including the execution of the necessary agreements and tax elections, provided that (i) the Purchaser bears all the costs of completing such transactions, including, without limitation, the reasonable costs of the Vendors and Monroe in respect thereof (ii) the Purchaser and its counsel, acting reasonably, are of the view that such transactions do not violate any statutory, contractual or equitable obligation of Monroe (iii) the Purchaser agrees to fully indemnify the Vendors and Monroe for all losses in respect of such transactions (iv) the Purchaser gives the Vendors a written description of any proposed transactions at least fifteen (15) days prior to the Closing Date (v) the transactions do not result in any material incremental Taxes to Monroe or the Vendors for which the Purchaser has not agreed to indemnify the Vendors and Monroe (vi) the Purchaser and its counsel agree to prepare all agreements, conveyances, resolutions and similar documents necessary to undertake such transactions and (vii) the Purchaser agrees to prepare and file all necessary tax elections required to complete such transactions on a tax-deferred basis.

8.12 Confidential Information

The Parties agree that, until the Closing Date, they will hold all Confidential Information in confidence and will not disclose any Confidential Information to any individual or entity other than those employees, agents, advisors or other representatives (collectively, "Representatives") who need to know the Confidential Information for the purposes of the transactions contemplated by this Agreement. Each Party shall notify each such Representative of the obligations contained herein with respect to the confidentiality of the Confidential Information and restrictions on use and shall direct each such Representative to exercise a level of care sufficient to preserve the confidentiality of the Confidential Information and shall direct each such person to abide by the terms and conditions of this Agreement, and will take all reasonable steps, including the obtaining of suitable undertakings, to ensure that Confidential Information is not disclosed by any of such persons to any other party or used in a manner contrary to this Agreement.

8.13 Non-Disclosure

Each Party agrees that all Confidential Information, however acquired by the Party, shall be held in confidence at all times and shall not, directly or indirectly, be used for any purpose whatsoever other than to enable it to make an informed evaluation and decision with respect to the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, each Party agrees that it will not use any Confidential Information for any improper corporate purpose. Notwithstanding the foregoing, the Vendors acknowledge that the Purchaser or Esprit Energy Trust may be required pursuant to applicable securities laws to publicly disclose, and to disclose to underwriters and their counsel, information relating to this Agreement, Monroe and the assets of Monroe in a prospectus and related documents prepared in

connection with a financing transaction undertaken to complete the transactions contemplated by this Agreement.

8.14 Return of Confidential Information

Each Party agrees that until the Closing Date all Confidential Information in written or other tangible form shall remain the property of the Party to which the Confidential Information relates and in the event that the within transactions do not, for any reason, close, the same shall forthwith be returned upon the request of the other Party and no copies, extracts or other reproductions, in whole or in part, or summaries of such Confidential Information shall be retained, and, upon request, all documents, memoranda, notes and other writings whatsoever prepared by a Party or their Representatives based on the Confidential Information will be destroyed, such destruction to be certified in writing to the Party to which the Confidential Information relates.

ARTICLE 9
INDEMNIFICATION

9.1 Mutual Indemnifications

(a) Each of Monroe and the Vendors covenants and agrees with the Purchaser, and the Purchaser covenants and agrees with the Vendors (the Party or Parties so covenanting and agreeing to indemnify another Party being referred to in this Section as the "Indemnifying Party" and the Party so to be indemnified being referred to as the "Indemnified Party") to indemnify and save harmless the Indemnified Party, effective as and from the Closing Time, from and against all Claims which may be made or brought against the Indemnified Party and/or which it may suffer or incur as a result of or in connection with any non-fulfillment of any covenant or agreement on the part of the Indemnifying Party under this Agreement or any incorrectness in or breach of any representation or warranty of the Indemnifying Party contained in this Agreement or in any certificate or other document furnished by the Indemnifying Party pursuant to this Agreement.

(b) Each of the Vendors shall be liable for and shall indemnify and save harmless the Purchaser, Monroe and their respective successors and assigns from and against any Claims arising out of or pertaining to all operations conducted on or with respect to the Assets prior to or on the Closing Date. The Purchaser shall indemnify the Vendors from and against any Claims arising out of or pertaining to operations conducted on or with respect to the Assets subsequent to the Closing Date. Neither the Vendors nor the Purchaser shall be liable pursuant to their respective indemnities in this Section 10.1(b) to the extent that a particular Claim is reimbursed by insurance held by, or caused by the negligence of, a Party claiming to be indemnified hereunder. Each Party shall have the full right of substitution and subrogation in and to all covenants and warranties by others

hereinbefore given or made by any person other than the Purchaser in respect of the Assets or any part thereof.

(c) Each of the Vendors shall be liable for and shall indemnify and save harmless the Purchaser, Monroe and its respective successors and assigns from and against any and all Claims suffered or which may be suffered by the Purchaser, Monroe and their respective successors and assigns in respect of each and every liability and obligation of Monroe not provided for, or to the extent not adequately provided for, in the Balance Sheet and the Closing Balance Sheet.

(d) The obligations of indemnification set forth in Sections 9.1(a), (b) and (c) shall be subject to:

(i) the two-year limitation mentioned in Section 5.2(c) respecting the survival of the representations and warranties of the Parties (other than for matters pertaining to Section 3.18);

(ii) the requirement that the Indemnifying Party shall, in respect of any Claim made by any third person, be afforded an opportunity at its sole expense to resist, defend and compromise such Claim;

(iii) for matters relating to Section 3.18, the period ending 90 days after the relevant Taxation Authority shall no longer be entitled to assess Taxes against Monroe for any particular fiscal year ended and prior to the Closing Date;

(iv) the limitation that in no event shall the aggregate of such Claims exceed the Purchase Price; and

(v) the Indemnified Party shall use commercially reasonable efforts to mitigate any Claims that such Indemnified Party asserts under this Article 9, and in the event a court determines (in a final and non-appealable judgment) that an Indemnified Party failed to use such commercially reasonable efforts to mitigate any Claims, then notwithstanding anything else to the contrary contained herein, the Indemnifying Party shall not be required to indemnify such Indemnified Party for any Claims that could reasonably be expected to have been avoided if the Indemnified Party had made such efforts.

All other obligations of indemnification set forth in this Agreement shall survive Closing and shall not be subject to the foregoing limitations, requirement and provisions.

(e) Each of the Vendors shall indemnify and save harmless the Purchaser, Monroe and their respective successors and assigns or an after tax basis from and against any and all Claims arising out of, under or as a consequence of any Assessment for Taxes in respect of any period ending on or before the Closing Date which, if known at Closing and disclosed in the Balance Sheet or Closing Balance Sheet,

would have increased the income tax payable, or reduced the income tax recoverable, by Monroe (an " Indemnifiable Tax").

(f) The obligations of each of the Vendors hereunder with respect to any Claim relating to Sections 3.18 or 9.1(e) shall be net of any Tax refunds determined on an after tax basis (including for greater certainty interest thereon after deduction of any Taxes with respect to such interest) that Monroe receives or has credited to its accounts after the Closing Date in respect of any taxation year of such corporation ending on or prior to the Closing Date.

(g) If any Taxation Authority should, at any time, issue an Assessment to Monroe in respect of a matter in Section 3.18 which relates to an Indemnifiable Tax, then the Vendors shall pay the Indemnifiable Tax in relation to the Assessment, at the option of the Vendors, either to Monroe or to the applicable Taxation Authority, on behalf of Monroe, within 30 days after Monroe is required to pay the amount specified in the Assessment. Payment of all or any portion of such amount by the Vendors to either Monroe or the applicable Taxation Authority can be deferred, with the prior written consent of Monroe, which consent shall not unreasonably be withheld, where the Vendors have:

(i) undertaken the contestation of the Assessment in accordance with Section 8.5;

(ii) taken such action, to the satisfaction of Monroe, acting reasonably, which will prevent the applicable Taxation Authority from taking any collection action in relation to the Assessment; and

(iii) provided written acknowledgement, to the satisfaction of Monroe, acting reasonably, that it will save Monroe harmless from and against any and all costs, losses or damages which Monroe may incur or suffer as a consequence of the deferral of the payment of all or any portion of such amount by the Vendors.

(h) The Vendors shall indemnify the Purchaser for any taxation year of Monroe ending after the Closing Date in respect of an Assessment under section 160 of the Act, which relates to a transfer of property on or before the Closing Date.

(i) The obligations of indemnification set forth in Sections 9.1(e), (f), (g) and (h) shall be subject to the provisions of Section 8.11 which relate to indemnification by the Purchaser.

9.2 Restrictions on Indemnities

No Party will have any obligation to indemnify any other Party pursuant to this Article 10 until the aggregate amount of all Claims suffered by the Indemnified Party exceeds $40,000.00 ("Basket"), in which case the Indemnifying Party shall be liable to the Indemnified Party for all claims including but not limited to the Basket. The determination of the dollar amount of any Claims shall be based solely on the actual dollar value of such Claims on a dollar-for-dollar

basis, and shall not take into account any multiplier variations. Furthermore, the Parties agree that it is their intent that no Party be liable to any other Party for Claims by a Party for special, exemplary, incidental, indirect or punitive damages of any nature under or pursuant to this agreement or in connection with or resulting from the transactions contemplated hereby, if Claims with respect to these types of damages are in excess of the actual dollar value of Claims.

ARTICLE 10
GENERAL

10.1 Public Notices

All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by · on behalf of the Vendors and the Purchaser and no Party shall act unilaterally in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld, except where required to do so by law or by the applicable regulations or policies of any provincial or Canadian or other regulatory agency of competent jurisdiction or any stock exchange in circumstances where prior consultation with the other Party is not practicable.

10.2 Expenses

Subject to Section 2.5, all costs and expenses (including, without limitation, the fees and disbursement of legal counsel) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses and all such costs and expenses (including legal fees).

10.3 Notices

Any notice or other writing required or permitted to be given under this Agreement or for the purposes of this Agreement (referred to in this Section 10.3 as a "Notice") shall be sufficiently given if delivered, or if sent by prepaid registered mail or if transmitted by facsimile or other form of recorded communication tested prior to transmission to such Party:

(a) in the case of a notice to Monroe or the Vendors at:

Monroe Energy Inc.
248 Wood Valley Drive S.W.
Calgary, Alberta, T2W 5X7
Attention: Mr. Leslie Treitz
Fax: (403) 238-0430

with a copy to:

Miles Davison LLP
1600, 205 - 5th Avenue SW
Calgary, Alberta, T2P 2V7
Attention: Mr. Fred Dent

Fax: (403) 268-6340

(b) in the case of a notice to the Purchaser:

Esprit Exploration Ltd.
Suite 900, 606 – 4th Street
Calgary, Alberta, T2P 1T1
Attention: Mr. Stephen B. Soules
Fax: (403) 213-3735

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention: Mr. Robert A Lehodey
Fax: (403) 265-7219

or at such other address as the Party to whom such Notice is to be given shall have last notified the Party giving the same, in the manner provided in this Section 10.3. Any Notice delivered to the Party to whom it is addressed as provided in this Section 10.3 shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day then the Notice shall be deemed to have been given and received on the Business Day next following such day. Any Notice sent by prepaid registered mailed shall be deemed to have been given and received on the fifth Business Day next following the date of its mailing. Any notice transmitted by facsimile or other form of recorded communication shall be deemed given and received on the first Business Day after its transmission.

10.4 Parties in Interest

This Agreement is binding upon and is for the benefit of the Parties and their respective successors and permitted assigns. This Agreement is not made for the benefit of any person not a party to this Agreement, and no Person other than the Parties or their respective successors and permitted assigns shall acquire or have any right, remedy or claim under or by virtue of this Agreement.

10.5 Time

Time shall be of the essence of this Agreement.

10.6 Assignment, Successors and Assigns

Neither the Vendors nor the Purchaser shall assign all or any part of this Agreement, nor any of its rights or obligations under this Agreement, without the prior written consent of the other. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

10.7 Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

10.8 Counterparts

This Agreement may be executed by the Parties in separate counterparts and delivered by facsimile, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have hereunto duly executed this Agreement.

ESPRIT EXPLORATION LTD.

(signed) "Stephen J. Savidant"
Stephen J. Savidant
President and CEO

(signed) "Stephen B. Soules"
Stephen B. Soules
Executive Vice President
and CEO

MONROE ENERGY LTD.

(signed) "Leslie Treitz"
Leslie Treitz
President

(signed) "David Wilson"
David Wilson
Chief Financial Officer

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Schedules

[ALL SCHEDULES HAVE BEEN INTENTIONALLY DELETED]

Exemption Number 82-34890

UNDERWRITING AGREEMENT

July 11, 2005

Esprit Energy Trust
Esprit Exploration Ltd.
906, 606 - 4th Street S.W.
Calgary, Alberta T2P T21

Attention: Mr. Stephen J. Savidant, President and Chief Executive Officer

Dear Sirs:

Re: Offering of 6.50% Convertible Extendible Unsecured Subordinated Debentures of Esprit Energy Trust

CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Peters & Co. Limited and First Associates Investments Inc. (collectively, the "**Underwriters**") understand that Esprit Energy Trust ("**Esprit**" or the "**Trust**") proposes to issue and sell 100,000 convertible extendible unsecured subordinated debentures of the Trust (generally, the "**Debentures**" and, in respect of those 100,000 convertible extendible unsecured subordinated debentures, the "**Offered Debentures**") with a face value of $1,000 principal amount per Offered Debenture, a coupon of 6.50% per annum, payable semi-annually on June 30 and December 31 of each year commencing December 31, 2005, and an initial maturity date of August 31, 2005 (the "**Initial Maturity Date**"), subject to extension as set forth below.

The Offered Debentures shall be convertible into trust units ("**Trust Units**") of the Trust at a conversion price of $13.85 per Trust Unit at any time prior to the earlier of the close of business on the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Offered Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as defined below).

If the closing of the Markedon Acquisition (as hereinafter defined) takes place on or before 5:00 p.m. (Calgary time) on August 31, 2005 then the Initial Maturity Date shall automatically be extended to December 31, 2010 (the "**Final Maturity Date**").

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Offered Debentures at the Closing Time in the respective percentages set forth in paragraph 18 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Offered Debentures at the purchase price of $1,000 per Offered Debenture, for an aggregate purchase price of $100,000,000.

1. Definitions

In this agreement:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisitions**" means, collectively, the Markedon Acquisition and the Monroe Acquisition;

(c) "**Administration Agreement**" means the Amended and Restated Administration Agreement dated June 30, 2005 between the Trust and Esprit Exploration;

(d) "**AIF**" means the revised renewal annual information form of the Trust dated March 31, 2005, including management's discussion and analysis of the Trust for the year ended December 31, 2004, included therein;

(e) "**AJM**" means AJM Petroleum Consultants, independent oil and natural gas reservoir engineers, Calgary, Alberta;

(f) "**AJM Markedon Report**" means the independent engineering evaluation of the oil, NGL and natural gas reserves of Markedon prepared by AJM dated May 10, 2005 and effective June 1, 2005;

(g) "**AJM Monroe Report**" means the independent engineering evaluation of the oil, NGL and natural gas reserves of Monroe prepared by AJM dated May 11, 2005 and effective June 1, 2005;

(h) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(i) "**Arrangement Agreement**" means the amended and restated arrangement agreement dated as of March 14, 2005 among the Trust, Esprit Exploration and Resolute respecting the Resolute Arrangement, and includes any amendment thereto or agreement or instrument supplementary or auxiliary thereto;

(j) "**ASC**" means the Alberta Securities Commission;

(k) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(l) "**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(m) "**Closing Date**" means July 28, 2005 or such other date as the parties hereto may agree;

(n) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(o) "**Debenture Trust Indenture**" means the trust indenture to be dated on or before the Closing Date between the Trust and Computershare Trust Company of Canada, governing the terms and conditions of the Offered Debentures;

(p) "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning;

(q) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the Trust Financial Statements;

(iii) the Resolute Financial Statements;

(iv) the Pro Forma Financial Statements;

(v) the Management Information Circular of the Trust dated March 31, 2005 in connection with the annual meeting of unitholders of the Trust held on May 12, 2005 (excluding those portions thereof which, pursuant to NI 44-101, are not required to be incorporated by reference in the Prospectuses);

(vi) the material change reports of the Trust subsequent to December 31, 2004; and

(vii) the business acquisition report of the Trust in respect of the Resolute Arrangement dated July 11, 2005;

(r) "**Esprit ExchangeCo**" means Esprit ExchangeCo Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Trust;

(s) "**Esprit Exploration**" means Esprit Exploration Ltd., a corporation amalgamated under the CBCA and a wholly-owned subsidiary of the Trust. All references in this agreement to "Esprit Exploration", unless the context otherwise requires, are references to Esprit Exploration Ltd. and its predecessors;

(t) "**Exchange**" means the Toronto Stock Exchange;

(u) **"Exchangeable Shares"** means the exchangeable shares of Esprit Exploration, such shares having the attributes described in the Prospectuses;

(v) **"GLJ"** means Gilbert Laustsen Jung Associates Ltd., independent oil and natural gas reservoir engineers, Calgary, Alberta;

(w) **"GLJ Esprit Report"** means the independent engineering evaluation of Esprit Exploration's oil, natural gas liquids and natural gas reserves prepared by GLJ dated February 7, 2005 and effective December 31, 2004;

(x) **"GLJ Resolute Report"** means the independent engineering evaluation of certain of the oil, NGL and natural gas reserves in respect of the Resolute Properties prepared by GLJ dated July 6, 2005 and effective December 31, 2004;

(y) **"Markedon"** means Markedon Energy Ltd., a corporation incorporated under the ABCA;

(z) **"Markedon Acquisition"** means the acquisition by Esprit Exploration of all the issued and outstanding shares of Markedon;

(aa) **"Markedon Purchase Agreement"** means the share purchase agreement dated July 7, 2005 among Esprit Exploration, Markedon and each of the shareholders of Markedon providing for the Markedon Acquisition;

(bb) **"Material Agreements"** means, collectively, the Trust Indenture, the Debenture Trust Indenture, the NPI Agreement, the Administration Agreement, the Support Agreement, the Voting and Exchange Trust Agreement, the Notes, the Markedon Purchase Agreement and the Monroe Purchase Agreement;

(cc) **"material change"**, **"material fact"** and **"misrepresentation"** shall have the meanings ascribed thereto under the Applicable Securities Laws;

(dd) **"Monroe"** means Monroe Energy Ltd., a corporation incorporated under the ABCA;

(ee) **"Monroe Acquisition"** means the acquisition by Esprit Exploration of all the issued and outstanding shares of Monroe;

(ff) **"Monroe Purchase Agreement"** means the share purchase agreement dated July 7, 2005 among Esprit Exploration, Monroe and each of the shareholders of Monroe providing for the Monroe Acquisition;

(gg) **"MRRS Procedures"** means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(hh) "**New Properties**" means, collectively, those petroleum and natural gas properties and related assets owned by Markedon and Monroe, respectively, that Esprit Exploration will own following completion of the Acquisitions;

(ii) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(jj) "**Notes**" means the unsecured, subordinated promissory notes of Esprit Exploration issued to the Trust;

(kk) "**NPI**" means the net profit interest in Esprit Exploration's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the NPI Agreement;

(ll) "**NPI Agreement**" means the net profits interest agreement entered into between Esprit Exploration and the Trust dated as of October 1, 2004 and providing for the creation of the NPI;

(mm) "**Oil and Natural Gas Properties**" or "**Properties**" means the working, royalty or other interests of Esprit Exploration in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Esprit Exploration from time to time;

(nn) "**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

(oo) "**Plan of Arrangement**" means the plan of arrangement respecting the Resolute Arrangement which was filed with the Registrar of Corporations for the Province of Alberta on April 29, 2005 in accordance with the Arrangement Agreement;

(pp) "**Post-Arrangement Entitlements**" has the meaning given to such term in the Prospectuses;

(qq) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated July 11, 2005 and any amendments thereto, in respect of the distribution of the Offered Debentures, in the English and French languages, including the documents incorporated by reference therein;

(rr) "**Pro Forma Financial Statements**" means the unaudited pro forma consolidated financial statements of the Trust, consisting of the pro forma consolidated balance sheet of the Trust as at March 31, 2005, and the pro forma consolidated statements of earnings of the Trust for the three months ended March 31, 2005

and the year ended December 31, 2004, together with the compilation report thereon and the notes thereto, as contained in the Prospectuses;

(ss) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Debentures, in the English and French languages, including the documents incorporated by reference therein;

(tt) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(uu) "**Public Record**" means all information filed by or on behalf of the Trust and Esprit Exploration with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Resolute Financial Statements, the Pro Forma Financial Statements, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(vv) "**Qualifying Provinces**" means each of the provinces of Canada;

(ww) "**Resolute**" means Resolute Energy Inc., a corporation incorporated under the ABCA and amalgamated with Esprit Exploration on April 29, 2005 pursuant to the Resolute Arrangement;

(xx) "**Resolute Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA among Resolute, the Trust, Esprit Exploration and others, on the terms and conditions set forth in the Plan of Arrangement, pursuant to which, *inter-alia,* all shares of Resolute were transferred to Esprit Exploration and Resolute became a wholly-owned subsidiary of Esprit Exploration;

(yy) "**Resolute's auditors**" means Deloitte & Touche LLP, chartered accountants, Calgary, Alberta;

(zz) "**Resolute Financial Statements**" means, collectively, the audited comparative consolidated financial statements of Resolute for the year ended December 31, 2004, together with the report of Resolute's auditors thereon and the notes thereto, and the unaudited interim comparative consolidated financial statements of Resolute as at and for the three months ended March 31, 2005, together with the notes thereto, as contained in the Prospectuses;

(aaa) "**Resolute Properties**" means the crude oil and natural gas properties and related assets of Resolute acquired by Esprit Exploration pursuant to the Resolute Arrangement;

(bbb) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ccc) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Debentures pursuant to this agreement;

(ddd) "**subsidiary**" has the meaning assigned thereto in the CBCA;

(eee) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

(fff) "**Support Agreement**" means the amended and restated support agreement dated June 30, 2005 between the Trust, the Corporation and Esprit ExchangeCo Ltd.;

(ggg) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(hhh) "**Trust**" or "**Esprit**" means Esprit Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture. All references in this agreement to the "**Trust**" or "**Esprit**", unless the context otherwise requires, are references to Esprit Energy Trust, its predecessors, and its subsidiaries;

(iii) "**Trust Assets**" means, collectively, the NPI, the Notes, the Subsequent Investments (as defined in the Trust Indenture), the Permitted Investments (as defined in the Trust Indenture) and cash;

(jjj) "**Trust Financial Statements**" means, collectively:

(i) the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2004, together with the report of the Trust's auditors thereon and the notes thereto and management's discussion and analysis of the financial condition and results of operations of the Trust for such period;

(ii) the unaudited interim comparative consolidated financial statements of the Trust as at and for the three months ended March 31, 2005 and 2004, together with the notes thereto and management's discussion and analysis of the financial condition and results of operations of the Trust for such period;

(kkk) "**Trust Indenture**" means the trust indenture dated as of August 16, 2004, as amended and restated September 30, 2004 and June 30, 2005, pursuant to which the Trust was created, as amended from time to time;

(lll) "**Trust Subsidiaries**" means, collectively, Esprit Exploration, Esprit ExchangeCo, Resolute Investments Inc. and Canadian 88 Energy Resources Corp.;

(mmm)"**Trust Units**" means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(nnn) "**Trustees**" means the trustees of the Trust, as appointed from time to time;

(ooo) "**Trust's auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(ppp) "**Trust's counsel**" means Bennett Jones LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(qqq) "**Underwriters' counsel**" means Blake, Cassels & Graydon LLP or such other legal counsel as the Underwriters, with the consent of the Trust may appoint;

(rrr) "**U.S. Memorandum**" means the U.S. Private Placement Memorandum and any amendments thereto, to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Offered Debentures in the United States and referred to in Schedule "A" hereto; and

(sss) "**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares dated September 30, 2004 among the Trust, Esprit Exploration, Esprit ExchangeCo and Computershare Trust Company of Canada.

In addition, unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Prospectuses.

2. Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Debentures, the Trust agrees to pay the Underwriters at the Closing Time a fee of $40.00 per Offered Debenture for each Offered Debenture purchased (being an aggregate amount of $4,000,000), all such fees being payable from the general funds of the Trust.

The foregoing fees (the "**Underwriting Fee**") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Debentures and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that Revenue Canada, Taxation, Customs and Excise determines that Goods and Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax

forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in paragraph 10 hereof.

3. Qualification for Sale

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) for the distribution of the Offered Debentures.

(b) The Trust shall:

(i) not later than 5:00 p.m. (Calgary time) on July 11, 2005, have prepared and filed the Preliminary Prospectus in the English language and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator and not later than 8:00 p.m. (Calgary time) on July 11, 2005, have prepared and filed the Preliminary Prospectus in the French language; and

(ii) have obtained from the ASC a preliminary MRRS decision document dated not later than July 11, 2005, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions:

(A) but not later than July 19, 2005 (or such later date as may be agreed to in writing by the Trust, Esprit Exploration and the Underwriters), have prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B) have obtained from the ASC a final MRRS decision document dated not later than July 19, 2005 (or such later date as may be agreed to in writing by the Trust, Esprit Exploration and the Underwriters), evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province; and

(iv) until the completion of the distribution of the Offered Debentures, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Debentures for distribution or, in the event that the Offered Debentures have, for any reason, ceased to so qualify, to again qualify the Offered Debentures for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Debentures, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the U.S. Memorandum) and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Debentures, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Debentures for distribution to the public in the Qualifying Provinces and to qualify the Offered Debentures for sale in transactions exempt from registration under the United States *Securities Act of 1933* (the "**U.S. Act**") and on a "private placement" basis in the United States to Qualified Institutional Buyers in reliance on Rule 144A under the U.S. Act and for sale internationally as permitted by applicable laws.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws;

(ii) copies of the U.S. Memorandum if required by the Underwriters; and

(iii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

as soon as they are available and in any event, not later than one Business Day following the filing with the Securities Commissions of the Preliminary Prospectus or the Prospectus;

(b) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors and Resolute's auditors (in respect of information pertaining to Resolute), dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust, Esprit Exploration and Resolute, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the Trust's auditors, the Esprit Exploration auditors and Resolute's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(d) at the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by the Trust's auditors and Resolute's auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion from each of the Trust's auditors and Resolute's auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus,

respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph 4(d)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof,

provided, in each case, that the opinions to be delivered in respect of the Preliminary Prospectus may reflect the fact that documents incorporated by reference therein will not be filed until a date after the date of the Preliminary Prospectus but on or before the date of the Final Prospectus.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplemental Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

Such deliveries shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the U.S. Memorandum and any Supplementary Material in connection with the offering and sale of the Offered Debentures.

5. Commercial Copies

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both the English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

6. Material Change

(a) During the period of distribution of the Offered Debentures, the Trust and Esprit Exploration will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Esprit Exploration or their respective subsidiaries, taken as a whole, or affecting the ability of Esprit Exploration to manage the Trust or its subsidiaries;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or Esprit Exploration is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and Esprit Exploration shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Debentures, the Trust and Esprit Exploration will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to

cease or suspend trading of any securities of the Trust or Esprit Exploration or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust or Esprit Exploration of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Debentures.

(c) The Trust and Esprit Exploration will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or 6(b) above and the Trust and Esprit Exploration will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and Esprit Exploration shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in paragraph 4 above.

(d) During the period of distribution of the Offered Debentures, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Esprit Exploration;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

7. Representations and Warranties of the Trust and Esprit Exploration

(a) Each delivery of the Preliminary Prospectus, the Prospectus and any Supplementary Material pursuant to paragraph 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Esprit Exploration (and each of the Trust and Esprit Exploration hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, Esprit Exploration and the Offered Debentures,

provided that in respect of the Resolute Financial Statements such representations shall be to the knowledge of the Trust and Esprit Exploration;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, Esprit Exploration or their subsidiaries, taken as a whole.

(b) In addition to the representations and warranties contained in clause 7(a) hereof, each of the Trust and Esprit Exploration jointly and severally represents and

warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta, having the Trustees as its duly appointed trustees, and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of the Trust Subsidiaries has been duly incorporated or otherwise created, as applicable, and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation or creation, as applicable, and has all requisite corporate or trust authority, as applicable, and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of the Trust Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) except as described in the Prospectuses and except for the Trust Subsidiaries, neither the Trust nor Esprit Exploration has any subsidiaries (as defined in the CBCA) and neither the Trust nor Esprit Exploration is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the CBCA);

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust has and will conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) to the knowledge of the Trust and Esprit Exploration, after reasonable inquiry, non-residents of Canada (as that term is used in the Tax Act) do not beneficially own more than 49% of the issued and outstanding Trust Units as at June 30, 2005;

(vii) all of the issued and outstanding securities in the capital of the Trust Subsidiaries are fully paid and non-assessable and legally and/or beneficially owned, other than the Exchangeable Shares, directly or indirectly by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than as provided in the credit facilities of Esprit Exploration) and, other than the Exchangeable Shares, no person holds any securities convertible into or exchangeable for issued or unissued securities of the Trust Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement warrant, option or right for the acquisition of any unissued or issued securities of the Trust Subsidiaries;

(viii) the Trust has full power and authority to issue the Offered Debentures and the Trust Units issuable on the conversion or redemption of the Offered Debentures and, at the Closing Date (a) the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable debentures, and (b) the Trust Units issuable on the conversion or redemption of the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance, and upon the issuance of the Trust Units issuable on the conversion or redemption of the Offered Debentures in accordance with the terms of the Debenture Trust Indenture, such Trust Units will be duly and validly issued as fully paid and non-assessable;

(ix) neither the Trust nor Esprit Exploration is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement or, at closing, the Debenture Trust Indenture by the Trust and Esprit Exploration or any of the transactions contemplated hereby or thereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (i) the Trust Indenture, (ii) any term or provision of the articles, by-laws or constating documents of Esprit Exploration, as applicable, (iii) any resolutions of the unitholders or trustees of the Trust or the directors (or any committee thereof) or shareholders of Esprit Exploration, as applicable, (iv) or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust or Esprit Exploration is a party or by which either of the Trust or Esprit Exploration is bound, or (v) any judgment decree, order, statute, rule or regulation applicable to the Trust or Esprit Exploration, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets,

liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust or Esprit Exploration (on a consolidated basis) or their respective properties, assets or subsidiaries (taken as a whole);

(x) each of the Trust and Esprit Exploration has full trust or corporate power and authority to enter into this agreement and the Debenture Trust Indenture, as the case may be, and to perform its obligations set out herein and therein and this agreement has been and, at the Closing Time, the Debenture Trust Indenture will be duly authorized, executed and delivered by the Trust and Esprit Exploration and this agreement is and, at the Closing Time, the Debenture Trust Indenture will be a legal, valid and binding obligation of the Trust and Esprit Exploration enforceable against the Trust and Esprit Exploration in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 12(a)(v);

(xi) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or the Trust Subsidiaries from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or the Trust Subsidiaries since March 31, 2005 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or the Trust Subsidiaries (on a consolidated basis) which have not been disclosed in the Prospectuses;

(xii) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and the Trust Subsidiaries as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and the Trust Subsidiaries as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiii) to the knowledge of the Trust and Esprit Exploration, after due inquiry, the Resolute Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Resolute as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Resolute as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiv) the Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Trust and Resolute and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions;

(xv) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust or Esprit Exploration in connection with the sale and delivery of the Offered Debentures or the Trust Units issuable upon the conversion or redemption of the Offered Debentures hereunder, except such as may be required by the Exchange or under the Applicable Securities Laws;

(xvi) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Esprit Exploration are aware) threatened against or affecting the Trust or the Trust Subsidiaries at law or in equity or before or by any federal provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or the Trust Subsidiaries (on a consolidated basis) or their respective properties or assets (taken as a whole) or which affects or may affect the distribution of the Offered Debentures or the Trust Units issuable on the conversion or redemption of the Offered Debentures;

(xvii) each of the Trust and the Trust Subsidiaries has conducted and is conducting its business in all material respects in compliance with all

applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements to which it is a party, except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust or the Trust Subsidiaries (on a consolidated basis);

(xviii) each of the Material Agreements is properly described as to parties, dates, material terms, material conditions and material amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust and each of the Trust Subsidiaries as is a party thereto, as the case may be, enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 12(a)(v) and each of the Trust and the Trust Subsidiaries, as applicable, are in compliance with the terms of such Material Agreements except where such non-compliance, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust or the Trust Subsidiaries (on a consolidated basis) and neither the Trust or Esprit Exploration is aware of any default or breach of a material nature under any such Material Agreements by any other party thereto;

(xix) the information and statements set forth in the Public Record, other than the Resolute Financial Statements, to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements and to the knowledge of the Trust and Esprit Exploration, after due inquiry, the Resolute Financial Statements were true, correct and complete and did not contain any misrepresentation as of their respective dates;

(xx) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units of which 64,466,514 Trust Units and one Special Voting Unit are issued and outstanding;

(xxi) no person holds any securities convertible into or exchangeable for Trust Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Trust Units or other securities of the Trust except for (a) as disclosed in the Public Record, (b) 447,423 Trust Units issuable on exercise of rights granted pursuant to the Trust's unit rights incentive plan as at June 30, 2005; (c) 55,247 Post-Arrangement Entitlements; and (d) any Trust Units that may be issued from time to time pursuant to the Exchangeable Shares;

(xxii) no Securities Commission, the Exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Esprit Exploration are aware) threatened;

(xxiii) Computershare Trust Company of Canada at its principal office in the cities of Calgary, Alberta and Toronto, Ontario is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units;

(xxiv) Computershare Trust Company of Canada, or another nationally recognized trust company acceptable to the Underwriters, acting reasonably, will on the Closing Date be the duly appointed trustee under the Debenture Trust Indenture, and, at its principal office in the cities of Calgary, Alberta and Toronto, Ontario will on the Closing Date be the duly appointed registrar and transfer agent of the Trust with respect to the Offered Debentures;

(xxv) the minute books of the Trust and the Trust Subsidiaries are true and correct and at the Closing Date will contain the minutes (either executed or in draft form) of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the Trust and the Trust Subsidiaries, as applicable;

(xxvi) other than as provided for in this agreement, neither the Trust nor Esprit Exploration has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxvii) the issued and outstanding Trust Units are listed and posted for trading on the Exchange and the Offered Debentures and the Trust Units issuable on the conversion or redemption of the Offered Debentures will, prior to closing, be listed and posted for trading on the Exchange upon

the Trust complying with the usual conditions imposed by the Exchange with respect thereto;

(xxviii) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec, Newfoundland and Labrador and Nova Scotia within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the provinces of Manitoba, Prince Edward Island and New Brunswick and is not in default of any requirement of the Applicable Securities Laws;

(xxix) the definitive form of certificate for the Trust Units is, and the definitive form of certificate for the Offered Debentures will on the Closing Date be, in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

(xxx) Esprit Exploration has made available to GLJ, prior to the issuance of the GLJ Esprit Report, for the purpose of preparing the GLJ Esprit Report, all information requested by GLJ, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, neither the Trust nor Esprit Exploration has any knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to GLJ since the dates that such information was so provided. Each of the Trust and Esprit Exploration believes that the GLJ Esprit Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at December 31, 2004 based upon information available at the time such reserves information was prepared, and the Trust and Esprit Exploration believe that at the respective dates of such reports they did not (and as of the date hereof, except as may be attributable to production since the respective dates of such reports does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxi) to the knowledge, information and belief of the Trust and Esprit Exploration, Markedon has made available to AJM, prior to the issuance of the AJM Markedon Report, for the purpose of preparing the AJM Markedon Report, all information requested by AJM, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, neither the Trust nor Esprit Exploration has any knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to AJM by Markedon since the dates that such information was so provided. As qualified by

the Prospectuses, each of the Trust and Esprit Exploration believes that the AJM Markedon Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at June 1, 2005 based upon information available at the time such reserves information was prepared, and the Trust and Esprit Exploration believe that at the date of such report it did not (and as of the date hereof, except as may be attributable to production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxii) to the knowledge, information and belief of the Trust and Esprit Exploration, Monroe has made available to AJM, prior to the issuance of the AJM Monroe Report, for the purpose of preparing the AJM Monroe Report, all information requested by AJM, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, neither the Trust nor Esprit Exploration has any knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to AJM by Monroe since the dates that such information was so provided. As qualified by the Prospectuses, each of the Trust and Esprit Exploration believes that the AJM Monroe Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at June 1, 2005 based upon information available at the time such reserves information was prepared, and the Trust and Esprit Exploration believe that at the date of such report it did not (and as of the date hereof, except as may be attributable to production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxiii) neither the Trust nor Esprit Exploration has any knowledge of a material adverse change in any reserves information contained in the GLJ Resolute Report and the Trust and Esprit Exploration believe that the Prospectuses reasonably present the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the Resolute Properties as at December 31, 2004 (or as of the date hereof, except as may be attributable to production since the respective date of each such report) based upon information available at the time such information was prepared;

(xxxiv) neither the Trust nor Esprit Exploration is aware of any defects, failures or impairments in the title of any of the Trust Subsidiaries to the crude oil, natural gas liquids and natural gas properties disclosed in the

Prospectuses, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (a) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of any of the Trust Subsidiaries as disclosed in the Prospectuses; (b) the current production volumes of any of the Trust Subsidiaries; or (c) the current cash flow of any of the Trust Subsidiaries;

(xxxv) to the knowledge of the Trust and Esprit Exploration, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses;

(xxxvi) Esprit Exploration has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Esprit Exploration to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xxxvii) the Trust is not and, after giving effect to the offering and sale of the Offered Debentures and the application of the proceeds as described in the Prospectuses, will not be an "Investment Company" within the meaning of that term under the United States *Investment Company Act* of 1940, as amended and the Trust has complied and will comply with the representations, warranties and covenants of the Trust set forth in Schedule "A" hereto;

(xxxviii) the attributes and characteristics of the Offered Debentures conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xxxix) with such exceptions as are not material to the Trust and the Trust Subsidiaries (taken as a whole), each of the Trust and the Trust Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or any of the Trust Subsidiaries and to the best of the knowledge, information and belief of the Trust and Esprit Exploration there are no actions, suits, proceedings, investigations or claims threatened or pending against the

Trust or any of the Trust Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xl) the Trust has not received any communication from any individual at the United States Internal Revenue Service asserting that any of the Trust or any Trust Subsidiary is a passive foreign investment company, and to the knowledge of the Trust and Esprit Exploration no holder of Trust Units has received such a communication;

(xli) each of the Trust Subsidiaries are insured by insurers of recognized financial responsibly against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Trust Subsidiaries or their respective businesses, assets, employees, offices and directors are in full force and effect, except where the failure to be in full force and effect would not have an adverse material effect on the business, operations, capital or condition (financial or otherwise) of the Trust, the Trust Subsidiaries or their respective assets (taken as a whole);

(xlii) each of the Trust Subsidiaries (i) is in compliance with any and all applicable laws and regulations relating to human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("**Environment Laws**"), (ii) has received and is in compliance with all permits, licenses or other approval required of it under applicable Environmental Laws to conduct its respective businesses and (iii) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of clauses (i), (ii) and (iii), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have an adverse material effect on the business, operation, capital or condition (financial or otherwise) of the Trust and the Trust Subsidiaries or their respective assets (taken as a whole), except as set forth in or contemplated in the Prospectuses;

(xliii) the representations and warranties of Esprit Exploration in each of the Markedon Purchase Agreement and the Monroe Purchase Agreement, true copies of which have been provided to the Underwriters, are true and correct as of the date hereof, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition

(financial or otherwise) or results of operations of the Trust or the Trust Subsidiaries;

(xliv) neither the Trust nor Esprit Exploration has any reason to believe that the representations and warranties of each of Markedon and Monroe in each of the Markedon Purchase Agreement and the Monroe Purchase Agreement, respectively, are not true and correct as of the dates thereof or that either of Markedon or Monroe, as the case may be, is in breach of any covenants of such vendor, as the case may be, in the Markedon Purchase Agreement or the Monroe Purchase Agreement, as applicable, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise) or results of operations of the New Properties, the Trust or Esprit Exploration;

(xlv) neither the Trust nor Esprit Exploration has any knowledge of a material adverse change in any reserves information contained in either the AJM Markedon Report or the AJM Monroe Report, respectively, and, except as qualified by the Prospectuses, the Trust and Esprit Exploration believe that the Prospectuses reasonably present the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the New Properties as at, in each case, June 1, 2005 (or as of the date hereof, except as may be attributable to production since the respective date of each such report) based upon information available at the time such information was prepared;

(xlvi) neither the Trust nor Esprit Exploration is aware of any defects, failures or impairments in the title of either the Markedon or Monroe or any of their respective subsidiaries to the New Properties whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the New Properties as described in the Prospectus; (B) the current production volumes of the New Properties; or (C) the current cash flow of the New Properties;

(xlvii) to the knowledge of the Trust and Esprit Exploration, except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Resolute contained in Section 4.2 of the Arrangement Agreement were true and correct in all material respects immediately prior to the issuance of the filing of the Articles of Arrangement in respect of the Resolute Arrangement with the same force and effect as though made at and as such time; and

(xlviii) to the knowledge of the Trust or Esprit Exploration no event has occurred or condition exists which may prevent either of the Markedon Acquisition or the Monroe Acquisition from being completed pursuant to and in accordance with the terms and conditions of the Markedon Purchase Agreement and the Monroe Purchase Agreement, respectively.

8. Indemnity

(a) Each of the Trust and Esprit Exploration, jointly and severally, shall indemnify and save each of the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Debentures or the Trust Units issuable upon conversion or redemption of the Offered Debentures imposed by any competent authority if such

prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 8(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Debentures or the Trust Units issuable upon the conversion or redemption of the Offered Debentures; or

(v) any breach of, default under or non-compliance by the Trust or Esprit Exploration with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust or Esprit Exploration hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by paragraph 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Trust and Esprit Exploration (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 8(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Debentures or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Debentures and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by

reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in paragraphs 8, 9 and 10 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this paragraph 8 and under paragraph 9 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this paragraph 8 shall not apply if the Indemnifying Parties have complied with the provisions of paragraphs 3 and 4 and the person asserting any claim contemplated by this paragraph 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

9. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Debentures; or

(b) if the allocation provided by paragraph 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 9 shall be limited to the amount actually received by the Underwriters under paragraph 2.

10. Expenses

(a) Whether or not the transactions contemplated herein shall be completed, subject to paragraph 10(c), all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Debentures shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, the U.S. Memorandum, any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with the marketing meetings, the fees and expenses related to any newspaper advertisements, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction other than those set forth in paragraphs 10(b) and (c) hereof to be paid by the Underwriters;

(b) If the public offering of the Offered Debentures is not completed due to any reason whatsoever, including without limitation, the inability or unwillingness of the Trust or due to any of the Underwriters exercising the termination rights set forth herein, the Trust shall be responsible for the fees and expenses of counsel to the Underwriters (on a solicitor and his own client basis) and the reasonable out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the fees and expenses of any experts retained by the Underwriters in connection therewith), information meetings and travel (collectively, the "**Underwriters' Expenses**"); provided, however, that if the purchase and sale of the Offered Debentures is not completed in accordance with the terms hereof by reason of a breach by or default of the Underwriters, the Underwriters shall be responsible for all such fees, disbursements and expenses;

(c) If the public offering of the Offered Debentures is completed, the Underwriters shall be responsible for the Underwriters' Expenses; and

(d) If the Underwriters are entitled to reimbursement for Underwriters' Expenses hereunder, the Trust shall reimburse the Underwriters upon presentation of reasonable evidence of such expenses; the Underwriters shall present reasonable evidence of such expenses of the Underwriter's Expenses to the Trust as soon as practicable following the termination of the public offering and the Trust shall reimburse the Underwriters within 30 days of receipt of reasonable evidence of the Underwriters' Expenses.

11. Termination

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust or Esprit Exploration or prohibiting or restricting the distribution of any of the Offered Debentures or the Trust Units issuable upon the conversion or redemption of the Offered Debentures, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust or any of the Trust Subsidiaries or any of the directors or senior officers of Esprit Exploration is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Offered Debentures, the Trust Units issuable upon the conversion or redemption of the Offered Debentures or any other securities of the Trust;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust or any of the Trust Subsidiaries or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or

any of the Trust Subsidiaries which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Debentures, the Trust Units issuable upon conversion or redemption of the Offered Debentures or the investment quality or marketability of the Offered Debentures, the Trust Units issuable upon conversion or redemption of the Offered Debentures or any other securities of the Trust;

(iv) there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets generally or the business, operations or affairs of the Trust or the Trust Subsidiaries on a consolidated basis;

(v) the Underwriters shall become aware of any material information with respect to the Trust or any of the Trust Subsidiaries which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Debentures, the Trust Units issuable upon conversion or redemption of the Offered Debentures or any other securities of the Trust or the investment quality or marketability of the Offered Debentures, the Trust Units issuable upon conversion or redemption of the Offered Debentures or any other securities of the Trust;

(vi) the Trust or Esprit Exploration shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement in any material respect;

(vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change, which in the sole opinion of the Underwriters, or any one of them, acting reasonably, could be expected to have a significant adverse effect on the market price or value of the Offered Debentures or any other securities of the Trust; or

(viii) the Markedon Purchase Agreement is terminated or the Trust or Esprit Exploration announces publicly that the Markedon Acquisition will not be completed on substantially the terms set forth in the Markedon Purchase Agreement on or prior to August 31, 2005.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 11(a) or paragraph 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 11(a) or paragraph 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance;

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust provided that no termination shall discharge or otherwise affect any obligation of the Trust or Esprit Exploration under paragraph 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have; and

(d) If an Underwriter elects to terminate its obligation to purchase the Offered Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Esprit Exploration the liability of the Trust and Esprit Exploration hereunder shall be limited to the indemnity referred to in paragraph 8, the contribution rights referred to in paragraph 9 and the payment of expenses referred to in paragraph 10.

12. Closing Documents

The obligations of the Underwriters hereunder, as to the Offered Debentures to be purchased at the Closing Time, shall be conditional upon all representations and warranties and other statements of the Trust and Esprit Exploration herein being, at and as of the Closing Time, true and correct in all material respects, the Trust and Esprit Exploration having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Debentures, the Trust and the Trust Subsidiaries and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustees as its trustees;

(ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iii) each of Esprit Exploration and Esprit ExchangeCo has been duly incorporated, is validly subsisting and has all requisite corporate, power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(iv) the Trust is the registered and/or beneficial holder of all issued and outstanding securities of each of the Trust Subsidiaries, other than the Exchangeable Shares, all of which have been duly authorized and validly issued as fully paid and non-assessable;

(v) each of the Trust and the Trust Subsidiaries has all necessary trust or corporate power and authority to enter into this agreement and the Material Agreements to which it is a party and to perform its obligations set out herein and therein, as applicable, and this agreement and the Material Agreements have been duly authorized, executed and delivered, as applicable, by the Trust and the Trust Subsidiaries, respectively, as is a party thereto, and constitutes a legal, valid and binding obligation of each of the Trust and the Trust Subsidiaries, as applicable, in accordance with their terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by:

  (A) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

  (B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

  (C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

  (D) the applicable laws regarding limitations of actions;

  (E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder

of such documents would be determined only in the discretion of the court;

(F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(vi) the execution and delivery of this agreement and the Debenture Trust Indenture and the fulfillment of the terms hereof and thereof by each of the Trust and Esprit Exploration and the performance of and compliance with the terms of each of this agreement and the Debenture Trust Indenture by the Trust and Esprit Exploration does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, (i) any applicable laws or any term or provision of the Trust Indenture, (ii) the articles, by-laws or constating documents of the Trust or Esprit Exploration, as applicable, (iii) any resolutions of the unitholders or the trustees or directors (or any committee thereof) or shareholders of the Trust or Esprit Exploration, as applicable, (iv) any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or Esprit Exploration is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, or (v) any judgment, order or decree of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust, Esprit Exploration or their respective properties or assets or the Offered Debentures, of which such counsel is aware;

(vii) the forms of the definitive certificate representing the Offered Debentures and the Trust Units have been approved and adopted by the Trust and comply with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(viii) the Offered Debentures have been duly and validly created, allotted and issued as fully paid and non-assessable debentures of the Trust;

(ix) the Trust Units issuable upon conversion or redemption of the Offered Debentures will, upon issuance in accordance with the terms of the Debenture Trust Indenture and the Trust Indenture, as applicable, be issued as fully paid and non-assessable Trust Units of the Trust;

(x) the Trust and the attributes of the Offered Debentures and the Trust Units issuable upon the conversion or redemption of the Offered Debentures conform in all material respects with the description thereof contained in the Prospectuses;

(xi) the Offered Debentures and the Trust Units issuable upon the conversion or redemption of the Offered Debentures are eligible investments as out under the heading "Eligibility for Investment" in the Prospectuses;

(xii) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

(xiii) based on Applicable Securities Laws in effect as of the Closing Date, the distribution of Trust Units on the conversion of the Offered Debentures, and the first trade in such Trust Units, will be exempt from the prospectus requirements of Applicable Securities Laws, and no other filing, proceeding, approval, consent or authorization will be required to be made, taken or obtained pursuant to Applicable Securities Laws in connection with such issuance or trade;

(xiv) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces that have the "reporting issuer" concept;

(xv) each of the Trust and Esprit Exploration have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Esprit Exploration to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xvi) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Debentures;

(xvii) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Debentures to purchasers in the Province of Québec;

(xviii) the Offered Debentures and the Trust Units issuable on the conversion or redemption of the Offered Debentures are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof and fulfillment of the conditions of the Exchange, will be posted for trading on the Exchange;

(xix) the authorized and issued capital of the Trust;

(xx) Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and in Toronto, Ontario has been duly appointed the transfer agent and registrar for the Trust Units and the Offered Debentures, and has been duly appointed the trustee under the Debenture Trust Indenture;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Debentures as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Esprit Exploration, the transfer agent and the Trust's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, the Trust Subsidiaries or the Trust Units, including the issuance of the Offered Debentures;

(b) a certificate of each of the Trust and Esprit Exploration dated the Closing Date addressed to the Underwriters and signed on behalf of the Trust and Esprit Exploration by the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer of Esprit Exploration or such other officers or directors of Esprit Exploration satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Esprit Exploration has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust and Esprit Exploration set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in paragraph 6(a), 6(b), 11(a)(i), 11(a)(ii), 11(a)(iii) or 11(a)(vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of each of the Trust's auditors and Resolute's auditors addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraph 4(c) hereof up to the Closing Time, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Offered Debentures and the Trust Units issuable on the conversion or redemption of the Offered Debentures have been conditionally listed on the Exchange, in each case not later than the close of business on the last Business Day preceding the Closing Date, in the case of the Offered Debentures, and upon notice to the Exchange, in the case of the Trust Units issuable on the conversion or redemption of the Offered Debentures, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable;

(e) an executed copy of the Debenture Trust Indenture, such Debenture Trust Indenture to be in form and substance satisfactory to the Underwriters, acting reasonably;

(f) evidence satisfactory to the Underwriters that the Markedon Purchase Agreement has not been terminated and that no event has occurred or condition exists which will prevent the Markedon Acquisition from being completed prior to 5:00 p.m. (Calgary time) on August 31, 2005 substantially and in all material respects as contemplated in the Markedon Purchase Agreement and as such agreement is described in the Prospectus; and

(g) such other certificates and documents as the Underwriters may request, acting reasonably.

13. Deliveries

(a) The sale of the Offered Debentures to be purchased hereunder shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in paragraph 12, the Underwriters, on the Closing Date, shall deliver to the Trust, by wire transfer, the amount of $1,000 per Offered Debenture to be purchased hereunder, being an aggregate amount of $100,000,000, against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in paragraph 12;

(ii) definitive certificates representing, in the aggregate, all of the Offered Debentures registered, subject to paragraph (b) below, in the name of CIBC World Markets Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) payment to CIBC World Markets Inc., by certified cheque, bank draft or wire transfer or such other means as Esprit Exploration and the Underwriters may agree, of the fee provided for in paragraph 2, being an aggregate fee of $4,000,000.

(b) If the Trust determines to issue the Offered Debentures as a book-entry only security in accordance with the rules and procedures of The Canadian Depository for Securities Limited ("**CDS**"), then, as an alternative to the Trust delivering to the Underwriters definitive certificates representing the Offered Debentures in the manner and at the times set forth in this paragraph 13:

(i) the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Debentures to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting; and

(ii) the Trust shall cause Computershare Trust Company of Canada, as registrar and transfer agent of the Offered Debentures, to deliver to CDS, on behalf of the Underwriters, one fully registered global certificate for the Offered Debentures to be purchased hereunder, registered in the name of "CDS & Co." as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS.

14. Restrictions on Offerings

The Trust agrees that prior to 90 days after the Closing Date, it shall not directly or indirectly, sell or offer to sell any Trust Units or debentures having attributes similar to those of the Offered Debentures, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or debentures having attributes similar to those of the Offered Debentures or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units or debentures having attributes similar to those of the Offered Debentures, whether any such transaction is settled by delivery of Trust Units or debentures having attributes similar to those of the Offered Debentures or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of CIBC World Markets Inc., such consent not to be unreasonably withheld (provided that the foregoing will not restrict the Trust from granting

rights pursuant to the Trust's unit incentive plan (the "**Unit Incentive Plan**") or issuing Trust Units pursuant to (a) the exercise of rights to purchase Trust Units outstanding under the Unit Incentive Plan on the date hereof, (b) the conversion or redemption of any of the Offered Debentures, (c) the payment of interest on the Offered Debentures, (d) pursuant to the exchange of Exchangeable Shares, or (e) pursuant to the outstanding Post-Arrangement Entitlements.

15. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust or Esprit Exploration be addressed to Esprit Exploration, c/o Mr. Stephen J. Savidant, President and Chief Executive Officer, at the above address, Fax No. (403) 213-3735 with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Robert Lehodey
Fax No.: (403) 265-7219

and, in the case of notice to be given to the Underwriters, be addressed to:

CIBC World Markets Inc.
9th Floor Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Arthur Korpach
Fax No.: (403) 260-0524

Scotia Capital Inc.
2000, 700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Mark Herman
Fax No.: (403) 298-4099

National Bank Financial Inc.
2802, 450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention: Robert B. Wonnacott
Fax No.: (403) 265-0543

RBC Dominion Securities Inc.
1100 Bankers Hall West
888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Robi Contrada
Fax No.: (403) 299-6900

FirstEnergy Capital Corp.
1600, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Hugh R. Sanderson
Fax No.: (403) 262-0644

Peters & Co. Limited
3900 Bankers Hall West
888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Bradley P.D. Fedora
Fax No.: (403) 261-7570

First Associates Investments Inc.
2200, 440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Attention: Terris N. Chorney
Fax No.: (403) 260-5751

and a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Scott R. Cochlan
Fax No.: (403) 260-9700

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and

received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16. Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust and Esprit Exploration, or either of them, shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Debentures, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraph 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Debentures, the termination of this agreement and the distribution of the Offered Debentures pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Debentures set forth opposite their names set forth in this paragraph 18; and

(b) if at the Closing Time any one or more of the Underwriters shall fail or refuse to purchase its respective percentage set forth below of the aggregate number of the Offered Debentures (other than in accordance with section 11) and the number of such Offered Debentures which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 9% of the aggregate

number of Offered Debentures to be purchased on such date, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth below opposite the names of all such non-defaulting Underwriters, to purchase the Offered Debentures which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time; and

(c) if any one or more of the Underwriters shall not purchase its applicable percentage of the Offered Debentures at the Closing Time and the number of such securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is more than 9% of the aggregate number of Offered Debentures to be purchased at such time, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of the Offered Debentures which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Offered Debentures *pro rata* to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Trust to terminate this agreement without liability.

The applicable percentage of the total number of Offered Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

CIBC World Markets Inc.	31.5%
Scotia Capital Inc.	24.5%
National Bank Financial Inc.	14.0%
RBC Dominion Securities Inc.	14.0%
FirstEnergy Capital Corp.	7.0%
Peters & Co. Limited	7.0%
First Associates Investments Inc.	2.0%
	100%

Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Offered Debentures or shall relieve any Underwriter in default from liability to the Trust, Esprit Exploration or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust or Esprit Exploration of their obligations under this agreement there shall be no further liability on the part of the Trust or Esprit Exploration to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 8, 9 and 10.

19. Authority to Bind Underwriters

The Trust and Esprit Exploration shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by CIBC World Markets Inc., which shall represent the Underwriters and which shall have the authority to bind the

Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraph 8 or 9, any matter referred to in paragraph 11 or any agreement under paragraph 18. While not affecting the foregoing, CIBC World Markets Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20. Underwriters Covenants

Each of the Underwriters covenants and agrees with the Trust that it will:

(a) offer the Offered Debentures for sale to the public in the Qualifying Provinces and may, subject to the terms of this agreement, offer them for sale in the United States in the manner contemplated by Schedule "A" attached hereto;

(b) conduct activities in connection with the proposed offer and sale of the Offered Debentures in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Debentures;

(c) use all reasonable efforts to complete the distribution of Offered Debentures as soon as possible;

(d) not solicit subscriptions for the Offered Debentures, trade in Offered Debentures or otherwise do any act in furtherance of a trade of Offered Debentures in any jurisdictions outside of the Qualifying Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales are made in accordance with the applicable securities laws of such jurisdictions and not engage in the Directed Selling Efforts as described in Schedule "A"; and

(e) as soon as reasonably practicable after the Closing Date provide the Trust with a break down of the number of Offered Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Debentures, provide to the Trust and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

No Underwriter will be liable to the Trust under this paragraph 20 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

21. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22. Relationship Between the Trust, Esprit Exploration and the Underwriters

The Trust and Esprit Exploration: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust or Esprit Exploration nor otherwise fiduciaries of the Trust or Esprit Exploration; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

23. Stabilization

In connection with the distribution of the Offered Debentures, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units or the Offered Debentures at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

24. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Esprit Exploration and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

25. Time of the Essence

Time shall be of the essence of this agreement.

26. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

27. Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustees, as trustees of the Trust, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustees of the Trust or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or

arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets, as defined in the Trust Indenture, as amended or restated from time to time.

28. Further Assurances

Each party to this agreement covenants agrees that from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

29. Use of Proceeds

Each of Esprit Exploration and the Trust hereby covenant and agree to use the net proceeds of the sale of the Offered Debentures hereunder in accordance with the disclosure in the Prospectus.

30. Distributions

The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.14 per Trust Unit which may be declared payable on August 15, 2005 to Unitholders of record on July 29, 2005.

31. U.S. Offers

(a) The Underwriters make the representations, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their United States affiliates, for the benefit of the Trust and Esprit Exploration, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this agreement. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Trust under this paragraph or Schedule "A" with respect to a violation by another Underwriter of the provisions of this paragraph or Schedule "A" if the former Underwriter is not itself also in violation.

(b) The Trust make the representations, warranties and covenants applicable to it in Schedule "A" hereto.

32. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust or Esprit Exploration.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to CIBC World Markets Inc.

CIBC WORLD MARKETS INC.

By: *"Arthur Korpach"*

SCOTIA CAPITAL INC.

By: *"Mark Herman"*

NATIONAL BANK FINANCIAL INC.

By: *"L. Trevor Anderson"*

RBC DOMINION SECURITIES INC.

By: *"Robi Contrada"*

FIRSTENERGY CAPITAL CORP.

By: *"Hugh R. Sanderson"*

PETERS & CO. LIMITED

By: *"Bradley P.D. Fedora"*

FIRST ASSOCIATES INVESTMENTS INC.

By: *"Terris N. Chorney"*

ACCEPTED AND AGREED to as of the 11th day of July, 2005.

ESPRIT ENERGY TRUST, by its attorney Esprit Exploration Ltd.

By: *"Steven J. Savidant"*

ESPRIT EXPLORATION LTD.

By: *"Steven J. Savidant"*

SCHEDULE "A"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Peters & Co. Limited, First Associates Investments Inc., Esprit Energy Trust and Esprit Exploration Ltd. made as of July 11, 2005.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Debentures and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Debentures;

"**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which the Schedule "A" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Debentures have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Debentures or the Trust Units issuable upon conversion or redemption of the Offered Debentures.

Each Underwriter represents and agrees to and with the Trust that:

1. It acknowledges that the Offered Debentures and the Trust Units issuable upon conversion or redemption of the Offered Debentures have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has not offered and sold, and will not offer and sell, any Offered Debentures forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 8 below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Debentures, except with its affiliates, any selling group members or with the prior written consent of the Trust. It shall require each of its U.S. broker-dealer affiliates and each selling group member to agree, for the benefit of the Trust to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates and each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. broker-dealer affiliate and selling group member.

3. All offers and sales of Offered Debentures in the United States shall be made through a U.S. registered broker-dealer affiliate of the applicable underwriter in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer, is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

4. Offers and sales of Offered Debentures in the United States by the Underwriters or their U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Offers to sell and solicitations of offers to buy the Offered Debentures shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States. Offers to sell and solicitations of offers to buy the Offered Debentures by any Underwriter or its U.S. registered broker-dealer affiliate shall also be made only to persons that in purchasing such Offered Debentures will be deemed to have represented and agreed as provided in paragraphs 7(A) through (G) below (to the extent such representations are applicable to the purchaser concerned).

6. All purchasers of the Offered Debentures in the United States shall be informed by an Underwriter, or its U.S. registered broker-dealer affiliate, that the Offered Debentures have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a U.S. placement memorandum (the "**U.S. Memorandum**") including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser will have received at or prior to the time of purchase of any Offered Debentures the U.S. Memorandum including the Prospectus. The U.S. Memorandum shall set forth the following:

"The Offered Debentures and the Trust Units issuable upon conversion or redemption thereof have not been and will not be registered under the U.S. Securities Act or any state securities law and may not be offered or sold in the United States, except that Trust Units may be offered and sold to Qualified Institutional Buyers under the U.S. Securities Act (as defined in Rule 144A) in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. Each purchaser of Offered Debentures is hereby notified that the offer and sale of Offered Debentures to it is being made in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.

Each U.S. purchaser will, by its purchase of such Offered Debentures be deemed to have represented, warranted and agreed for the benefit of the Trust, the Underwriters and the U.S. Affiliates as follows:

(A) it is authorized to consummate the purchase of the Offered Debentures;

(B) it understands and acknowledges that the Offered Debentures and Trust Units issuable upon conversion or redemption thereof, as applicable, have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and that the offer and sale of Offered Debentures to it are being made in reliance upon Rule 144A;

(C) it is a Qualified Institutional Buyer and is acquiring the Offered Debentures for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, in violation of United States federal or state securities laws;

(D) it acknowledges that it has not purchased the Offered Debentures as a result of any general solicitation or general advertising (as such terms are defined in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(E) it understands and acknowledges that the Offered Debentures and Trust Units issuable upon conversion or redemption thereof, as applicable, are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("**Rule 144**"), and that if in the future it decides to offer, resell, pledge or otherwise transfer any of the Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, the Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, may be offered, sold, pledged or otherwise transferred only (a) to the Trust; (b) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable Canadian local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to Computershare Trust Company of Canada, as transfer agent or trustee, as applicable, for the Offered Debentures and Trust Units, in the form attached hereto as Exhibit A (or such other form as the Trust may prescribe from time to time) and (B) in the case of proposed transfers pursuant to (c) (ii) or (d) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Trust to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

(F) it understands and acknowledges that certificates representing any Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Offered Debentures or Trust Units issuable upon

conversion or redemption thereof, as applicable, and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR STATE SECURITIES LAWS THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF ESPRIT ENERGY TRUST (THE "TRUST") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) (2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE TRUST MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.
>
> IF THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

If any Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, are being sold in accordance with Rule 904 of Regulation S, and if the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar, transfer agent and trustee, as applicable, in the form attached hereto as Exhibit A (or as the Trust may prescribe from time to time).

If any Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, are being sold under Rule 144, the legend may be removed by delivering to Computershare Trust Company of Canada an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(G) it understands and acknowledges that the Trust is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, in the United States;

(H) it acknowledges that it has received a copy of the U.S. Memorandum and the Prospectus and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Trust concerning the terms and conditions of the offering of the Offered Debentures and to obtain such additional information which the Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Memorandum and the Prospectus and that it considered necessary in connection with its decision to invest in the Offered Debentures;

(I) it understands and acknowledges that the Trust (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not at the time the Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Trust not to be a foreign issuer; and

(J) it consents to the Trust making a notation on its records or giving instructions to any transfer agent or trustee of the Offered Debentures or Trust Units, as applicable, in order to implement the restrictions on transfer set forth and described herein; and

(K) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied

upon by the Trust and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting to purchase the Offered Debentures."

The Exhibit A referred to in this Section 7 is set forth as Exhibit A to this Schedule.

8. Any offer, sale or solicitation of an offer to buy Offered Debentures that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable state securities laws.

9. At closing, the Underwriters, together with their U.S. affiliates selling Offered Debentures in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Offered Debentures in the United States.

Representations. Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

1. (a) The Trust is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Debentures or Trust Units issuable upon conversion or redemption thereof; (b) the Trust is not now and as a result of the sale of Offered Debentures contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended; (c) none of the Trust any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Debentures in the United States; and (d) the Offered Debentures and the Trust Units are not and as of the Time of Closing will not be, and no securities of the same class as the Offered Debentures or Trust Units are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act (ii) quoted in an automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2. For so long as any of the Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust will provide to any holder of such Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable,

or to any prospective purchaser of such Offered Debentures or Trust Units issuable upon conversion or redemption thereof, as applicable, designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

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EXHIBIT A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada
as registrar, transfer agent and trustee
for Debentures and Trust Units of
Esprit Energy Trust

The undersigned,

(A) acknowledges that the sale of the securities of Esprit Energy Trust (the "**Trust**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**1933 Act**"); and

(B) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or we and any person acting on our behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither we nor any person acting on our behalf knows that the transaction has been prearranged with a buyer in the United States,

(C) neither we nor any affiliate of the seller nor any person acting on any of our or their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of such securities,

(D) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act),

(E) we do not intend to replace such securities with fungible unrestricted securities; and

(F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.

Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________ By: ______________________________

Name:
Title:

EXHIBIT B

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of 6.50% convertible extendible subordinated debentures (the "**Securities**") of Esprit Energy Trust (the "**Trust**") pursuant to the Underwriting Agreement dated July 11, 2005 among the Trust, Esprit Exploration Ltd. and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify as follows:

(i) • is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. On the date hereof, and all offers and sales of the Securities in the United States will be effected by • in accordance with all U.S. broker-dealer requirements;

(ii) each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian final prospectus dated •, 2005 for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering of the Securities;

(iii) immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "**U.S. Securities Act**") and, on the date hereof, we continue to believe that each U.S. person purchasing Securities from us is a Qualified Institutional Buyer;

(iv) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(v) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __________ day of__________ 2005.

•	•
By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. Accordingly, this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States. See "Plan of Distribution".

PRELIMINARY SHORT FORM PROSPECTUS

New Issue July 11, 2005


ESPRIT
ENERGY TRUST

$100,000,000
6.50% Convertible Extendible Unsecured Subordinated Debentures

This short form prospectus qualifies for distribution $100,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures (the "Debentures") of Esprit Energy Trust (the "Trust") at a price of $1,000 per Debenture. The Debentures bear interest at an annual rate of 6.50% payable semi-annually on June 30 and December 31 in each year commencing December 31, 2005. The Debentures have an initial maturity date of August 31, 2005 (the "Initial Maturity Date").

If the closing of the acquisition by Esprit Exploration Ltd. (the "Corporation"), the administrator of the Trust, of all of the shares of Markedon Energy Ltd. (the "Markedon Acquisition"), described in more detail under the heading "Recent Developments – The Acquisitions" takes place prior to the Termination Time (as defined below), the maturity date will be automatically extended from the Initial Maturity Date to December 31, 2010 (the "Final Maturity Date"). If the closing of the Markedon Acquisition does not take place by 5:00 p.m. (Calgary time) on August 31, 2005, if the Markedon Purchase Agreement (as defined herein) or any amendment thereto is terminated at any earlier time or if the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Markedon Acquisition (in any case, the "Termination Time"), the Debentures will mature on the Initial Maturity Date. See "Details of the Debentures".

DEBENTURE CONVERSION PRIVILEGE

Each Debenture will be convertible into trust units of the Trust ("Trust Units") at the option of the holder of a Debenture at any time prior to the close of business on the earlier of the maturity date, being the Initial Maturity Date or the Final Maturity Date, as applicable, and the Business Day (as defined herein) immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.85 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon to the date of conversion. Notwithstanding the foregoing, no Debentures may be converted during the five Business Days preceding June 30 and December 31, in each year, commencing December 31, 2005, as the registers of the Debenture Trustee (as defined herein) will be closed during such periods.

The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "EEE.UN". The Trust has applied to list the Debentures distributed under this short form prospectus and the Trust Units issuable on the conversion, redemption and maturity of the Debentures on the TSX. Listing of such securities will be subject to the Trust fulfilling all of the listing requirements of the TSX. On July 6, 2005, the last trading day prior to the public announcement of the offering of the Debentures (the "Offering"), the closing price of the Trust Units on the TSX was $12.28 per Trust Unit. The terms of the Offering were determined by negotiation between the Corporation, on behalf of the Trust, and CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Peters & Co. Limited and First Associates Investments Inc. (collectively, the "Underwriters").

	Price to Public ($)	Underwriters' Fee ($)	Net Proceeds to the Trust[1] ($)
Per Debenture	1,000	40	960
Total Debentures	100,000,000	4,000,000	96,000,000

Note:
(1) Before deducting expenses of the Offering, estimated to be $500,000, which will be paid from the general funds of the Trust.

CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc. and RBC Dominion Securities Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks which are lenders to the Corporation. Consequently, the Trust may be considered to be a "connected issuer" of these Underwriters within the meaning of applicable Canadian securities legislation. See "Relationship Between the Trust and Certain Underwriters".

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on conversion, redemption or maturity of the Debentures will, on the date of closing of this Offering, be qualified investments under the Tax Act (as defined herein) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than a deferred profit sharing plan for the benefit of employees of the Trust) and registered education savings plans. The limit on holding foreign property for Exempt Plans (as defined herein), registered pension plans and other taxpayers formerly subject to tax under Part XI of the Tax Act has been repealed for months that end after 2004. See "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment".

The after-tax return from an investment in Trust Units to Unitholders (as defined herein) subject to Canadian income tax can be made up of both a return on and a return of capital. This will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders. Returns on capital are generally taxed as ordinary income in the hands of Unitholders. Returns of capital are generally non-taxable to a Canadian resident Unitholder (but reduce such Unitholder's adjusted cost base in the Trust Unit for tax purposes).

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about July 28, 2005 or such other date as may be agreed by the Trust and the Underwriters but in any event, not later than August 29, 2005. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to the Canadian Depository for Securities Limited ("CDS") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to subscribers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Subscribers for Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection

with the Offering, effect transactions which stabilize or maintain the market price of the Debentures or Trust Units at levels other than those that might otherwise prevail on the open market. See "Plan of Distribution".

A return on an investment in the Trust is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** The actual amount distributed will depend on numerous factors, including commodity prices, the financial performance of the subsidiaries of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline as a result of many factors, including if the Trust's cash distributions decline in the future and that decline may be material.

It is important for an investor to consider the particular risk factors that may affect the stability of the distributions paid by the Trust. See, for example, "Dependence on the Corporation", "Reserve Estimates", "Depletion of Reserves", "Volatility of Oil and Natural Gas Prices", "Operational Matters", "Acquisition Risks", "Competition", "Debt Obligations", "Delay in Cash Distributions", "Possible Failure to Realize Anticipated Benefits of Either or Both of the Acquisitions", "Possible Failure to Complete Either or Both of the Acquisitions", "Operational and Reserves Risks Relating to the Markedon Assets and the Monroe Assets" and "Reliance on Short-Term Debt" under the heading "Risk Factors" herein and the heading "Risk Factors" on pages 42 to 48 of the AIF (as defined herein), incorporated by reference herein. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should materialize. The Trust has not obtained a stability rating from an independent rating agency regarding the relative stability and sustainability of the Trust's cash distribution stream. The Trust may consider obtaining a stability rating from an independent rating agency in the future.

Neither the Debentures nor the Trust Units are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) or insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Corporation believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- the performance characteristics of the Corporation's oil and natural gas properties;
- oil and natural gas production levels;
- the size of the oil and natural gas reserves;
- future market prices and costs and the related sensitivity of distributions;
- supply of and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference herein:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions and exploration and development programs;
- geological, technical, drilling and processing problems;
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
- failure to realize the anticipated benefits of acquisitions, including the Acquisitions; and
- the other factors discussed under "Risk Factors", including risk factors incorporated by reference into this short form prospectus.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust nor the Corporation undertake any obligation to publicly update or revise any forward-looking statements, except as required under applicable securities legislation.

NON-GAAP MEASURES

In this short form prospectus and in the documents incorporated by reference into this short form prospectus, the Trust uses the terms "cash flow", "cash flow per unit", "net debt", "long-term debt to cash flow ratio", "distributable income" and "netbacks" as indicators of financial performance and to facilitate comparative analysis. These measures are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Therefore, these measures, as defined by the Trust, may not be comparable to similar measures presented by other issuers. Investors are cautioned that "cash flow" and "cash flow per unit" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust considers "cash flow" a key measure as it demonstrates the Trust's ability to generate the cash flow necessary to pay distributions, repay debt and to fund future capital investment. The Trust considers "net debt" a useful measure of the Trust's total financial leverage. The Trust considers "long-term debt to cash flow ratio" a useful measure by which to compare the Trust's financial leverage to that of its peers. The Trust considers "netbacks" a useful measure to compare the Trust's operations with those of its peers. Cash flow cannot be assured and future distributions may vary.

SELECTED ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the meanings indicated:

"**API**" means degrees American Petroleum Institute, a measure of hydrocarbon density.

"**Bbl**" means one barrel.

"**Bbls/d**" means barrels per day.

"**Bcf**" means one billion cubic feet.

"**BOE**" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six Mcf to one barrel. BOEs may be misleading, particularly if used in isolation. The BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"**BOE/d**" means one barrel of oil equivalent per day.

"**MBOE**" means one thousand barrels of oil equivalent.

"**MMBOE**" means one million barrels of oil equivalent.

"**MBbls**" means one thousand barrels.

"**Mcf**" means one thousand cubic feet.

"**Mcf/d**" means one thousand cubic feet per day.

"**MMcf**" means one million cubic feet.

"**MMBbls**" means one million barrels.

"**MMcf/d**" means one million cubic feet per day.

"**NGL**" means natural gas liquids.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, unless otherwise indicated.

DEFINITIONS

In this short form prospectus, the terms set forth below have the following meanings:

"Acquisitions" means the Markedon Acquisition and the Monroe Acquisition;

"Administration Agreement" means the Amended and Restated Administration Agreement dated June 30, 2005 between the Trust and the Corporation;

"AIF" means the revised renewal annual information form of the Trust dated March 31, 2005, for the year ended December 31, 2004;

"AJM" means AJM Petroleum Consultants, independent geological and petroleum engineering consultants of Calgary, Alberta;

"AJM Markedon Report" means the independent engineering evaluation of the oil, NGL and natural gas reserves of Markedon prepared by AJM, dated May 10, 2005 and effective June 1, 2005;

"AJM Monroe Report" means the independent engineering evaluation of the oil, NGL and natural gas reserves of Monroe prepared by AJM, dated May 11, 2005 and effective June 1, 2005;

"ARC" means credit or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act*, which are commonly known as "Alberta Royalty Credits";

"Board of Directors" means the board of directors of the Corporation;

"Board of Trustees" means the board of trustees of the Trust;

"Business Day" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"CDS" means The Canadian Depository of Securities Limited;

"Class A Trust Units" mean the class A trust units in the capital of the Trust in existence immediately prior to the Reclassification described under "Recent Developments – Reclassification of Trust Units";

"Class B Trust Units" mean the class B trust units in the capital of the Trust in existence immediately prior to the Reclassification described under "Recent Developments – Reclassification of Trust Units";

"Common Shares" means the common shares in the capital of the Corporation;

"Constant prices and costs" means prices and costs used in an estimate that are:

(a) the issuer's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a);

"CRA" means the Canada Revenue Agency;

"Debenture Trustee" means Computershare Trust Company of Canada, or its successor entity under the Indenture;

"Debentureholders" means the holders of Debentures from time to time;

"Debentures" means the 6.50% convertible extendible unsecured subordinated debentures of the Trust offered pursuant to this short form prospectus;

"Developed Producing Reserves" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"Developed Reserves" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the Reserves on production;

"Esprit Arrangement" means the arrangement, effective October 1, 2004, under the provisions of section 192 of the CBCA, among the Trust, the Corporation, Esprit Acquisition Corp., Esprit Exchangeco Ltd. and others;

"EUB" means the Alberta Energy and Utilities Board;

"Exchangeable Shares" means the exchangeable shares in the capital of the Corporation;

"Exempt Plans" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans;

"Final Maturity Date" means December 31, 2010, the date on which the Debentures will mature if the Markedon Acquisition is completed at or prior to the Termination Time;

"Forecast prices and costs" means future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a);

"GAAP" means Canadian generally accepted accounting principles;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

"GLJ Esprit Report" means the independent engineering evaluation of the Corporation's oil, NGL and natural gas reserves prepared by GLJ, dated March 15, 2005 and effective December 31, 2004;

"GLJ Resolute Report" means the independent engineering evaluation of the oil, NGL and natural gas reserves in respect of the Resolute Assets, prepared by GLJ, dated July 6, 2005 and effective December 31, 2004;

"Gross" means:

(a) in relation to an issuer's interest in production or Reserves, its "issuer gross Reserves", which are the issuer's working interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of such issuer;

(b) in relation to wells, the total number of wells in which the issuer has an interest; and

(c) in relation to properties, the total area of properties in which the issuer has an interest;

"Indenture" means the trust indenture to be dated as of the date of the closing of the Offering between the Trust, the Corporation and the Debenture Trustee, governing the terms of the Debentures;

"Initial Maturity Date" means August 31, 2005;

"Markedon" means Markedon Energy Ltd.;

"Markedon Acquisition" means the acquisition by the Corporation of all of the issued and outstanding shares of Markedon;

"Markedon Assets" means the oil and natural gas properties of Markedon;

"Markedon Purchase Agreement" means the share purchase agreement dated July 7, 2005 among the Corporation, Markedon and each of the shareholders of Markedon, pursuant to which such shareholders have agreed to sell, and the Corporation has agreed to purchase, all of the issued and outstanding shares of Markedon;

"Monroe" means Monroe Energy Inc.;

"Monroe Acquisition" means the acquisition by the Corporation of all of the issued and outstanding shares of Monroe;

"Monroe Assets" means the oil and natural gas properties of Monroe;

"Monroe Purchase Agreement" means the share purchase agreement dated July 7, 2005 among the Corporation, Monroe and each of the shareholders of Monroe, pursuant to which such shareholders have agreed to sell, and the Corporation has agreed to purchase, all of the issued and outstanding shares of Monroe;

"Net" means:

(a) in relation to an issuer's interest in production or Reserves, its "issuer gross Reserves", which are the issuer's working interest (operating and non-operating) share after deduction of royalty obligations, plus the issuer's royalty interest in production or Reserves;

(b) in relation to wells, the number of wells obtained by aggregating the issuer's working interest in each of its Gross wells; and

(c) in relation to the issuer's interest in a property, the total area in which the issuer has an interest multiplied by the working interest owned by the issuer;

"Note" or **"Notes"** means the unsecured, subordinate promissory notes issued by the Corporation to the Trust;

"Note Indenture" means the note indenture entered into between the Corporation and Computershare Trust Company of Canada governing the issuance of the Notes;

"NPI" means the net profits interest granted under the NPI Agreement;

"NPI Agreement" means the net profits interest agreement dated October 1, 2004 between the Corporation and the Trust;

"Offering" means the offering, pursuant to this short-form prospectus, of $100,000,000 aggregate principal amount of Debentures;

"Post-Arrangement Entitlements" means the rights granted under the Esprit Arrangement which, prior to the Reclassification, entitled the holder to receive from the Trust a Class A Trust Unit or a Class B Trust Unit, as applicable, upon delivering to the transfer agent of the Trust a duly completed and validly executed residency declaration and which subsequent to the Reclassification entitle the holder to receive from the Trust a Trust Unit upon contacting the transfer agent of the Trust;

"Probable Reserves" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or lesser than the sum of the estimated Proved plus Probable Reserves. There is believed to be at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves;

"Proved Reserves" are those Reserves that can be estimated with a high degree of certainty to be recoverable. There is believed to be at least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves;

"Redemption Price" means the price at which the Debentures may be redeemed, being $1,050 per Debenture after December 31, 2008 and on or before December 31, 2009 and $1,025 per Debenture after December 31, 2009 and prior to the Final Maturity Date;

"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions which are generally accepted as being reasonable;

"Resolute" means Resolute Energy Inc.;

"Resolute Acquisition" means the arrangement effective April 29, 2005 under the provisions of section 193 of the *Business Corporations Act* (Alberta) among the Trust, the Corporation, Resolute and others, pursuant to which the Trust indirectly acquired the majority of Resolute's oil and natural gas assets;

"Resolute Assets" means the oil and natural gas properties of Resolute acquired indirectly by the Trust pursuant to the Resolute Acquisition;

"Senior Indebtedness" means the principal and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of the Indenture or thereafter created, incurred, assumed or guaranteed), and including, for greater certainty, claims of trade and other creditors, other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinated in any right of payment to, the Debentures;

"Special Voting Units" means the special voting units of the Trust issuable under the Trust Indenture;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Termination Time" means the first to occur of: (i) 5:00 p.m. (Calgary time) on August 31, 2005, if the Markedon Acquisition has not become effective by that time; (ii) the time and date, if any, upon which the Markedon Purchase Agreement or any amendment thereto is terminated; and (iii) the time and date, if any, upon which the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Markedon Acquisition;

"Trust" means Esprit Energy Trust, a trust formed pursuant to the laws of Alberta;

"Trust Indenture" means the trust indenture dated as of August 16, 2004, as amended and restated September 30, 2004 and June 30, 2005, pursuant to which the Trust was created, as amended from time to time;

"Trust Units" means units of the Trust;

"TSX" means the Toronto Stock Exchange;

"Underwriters" means, collectively, CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Peters & Co. Limited and First Associates Investments Inc.;

"Underwriting Agreement" means the underwriting agreement dated July 11, 2005 among the Trust, the Corporation and the Underwriters in respect of the Offering;

"Undeveloped Reserves" are those Reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (eg. Proved or Probable) to which they are assigned;

"United States" or **"U.S."** means the United States of America;

"Unitholder" means a holder of Trust Units; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Corporate Secretary of the Corporation at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, Telephone: (403) 213-3700, Fax: (403) 213-3710. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance and Corporate Secretary of the Corporation at the above mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of the Trust are filed with the various securities commissions or similar authorities in the provinces of Canada, and are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the AIF;

(b) the management information circular of the Trust dated March 31, 2005 relating to the annual meeting of unitholders of the Trust held on May 12, 2005, excluding those sections entitled "Report on Executive Compensation", "Performance Graph" and "Appendix A – Statement of Corporate Governance Practices";

(c) the audited consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and deficit and cash flows for the years then ended, together with the notes thereto and the report of the auditors thereon;

(d) the management's discussion and analysis of the Trust as at and for the year ended December 31, 2004;

(e) the unaudited consolidated balance sheet of the Trust as at March 31, 2005 and the consolidated statements of net earnings and deficit and cash flow for the three months then ended, together with the notes thereto;

(f) the management's discussion and analysis of the Trust as at and for the three months ended March 31, 2005;

(g) the material change report of the Trust dated March 14, 2005 relating to the Resolute Acquisition;

(h) the material change report of the Trust dated June 30, 2005 relating to the Reclassification;

(i) the business acquisition report of the Trust dated July 11, 2005 relating to the Resolute Acquisition;

(j) the material change report of the Trust dated July 11, 2005 relating to the Markedon Acquisition and the Monroe Acquisition;

(k) the audited consolidated balance sheets of Resolute as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flow for the years then ended, together with the notes thereto and the report of the auditors thereon, as contained in the business acquisition report of the Trust dated July 11, 2005;

(l) the unaudited consolidated balance sheet of Resolute as at March 31, 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flow for the three months ended March 31, 2005 and 2004, together with the notes thereto, as contained in the business acquisition report of the Trust dated July 11, 2005; and

(m) the unaudited pro forma consolidated balance sheet of the Trust as at March 31, 2005 and the unaudited pro forma consolidated statements of earnings of the Trust for the year ended December 31, 2004 and the three months ended March 31, 2005, giving effect to the Resolute Acquisition, as contained in the business acquisition report of the Trust dated July 11, 2005.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 *Short Form Prospectus Distributions* of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SUMMARY

The following is a summary of certain information contained in this short form prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this short form prospectus.

The Trust

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of the Trust is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was formed on August 16, 2004 and commenced operations on October 1, 2004 as a result of the completion of the Esprit Arrangement.

The Acquisitions

Markedon Acquisition

On July 7, 2005, the Corporation entered into the Markedon Purchase Agreement pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Markedon for an aggregate purchase price of approximately $72,500,000, subject to adjustment on closing. The purchase price will be indirectly funded by the Trust, using the proceeds of the Offering. See "Use of Proceeds".

The Markedon Assets consist of oil, natural gas and NGL assets located primarily in Alberta. The assets are currently producing approximately 1,320 BOE/d, comprised of 2,157 Mcf/d of natural gas and 960 Bbls/d of NGL and oil. The Corporation will operate 90% of the acquired production and will have varying working interests in the properties that average 86%. As a result of the Markedon Acquisition, the Corporation will also acquire 17,362 net acres of undeveloped land. In addition to adding to the inventory of internal development opportunities, the Corporation believes that the assets offer diversity to the asset base of the Corporation, thus reducing operating risk.

The Corporation has reviewed the estimates provided in the AJM Markedon Report and has developed its own internal estimates of the Reserves attributable to the Markedon Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Markedon Acquisition.

According to the AJM Markedon Report, the Markedon Acquisition will add, before deducting royalty interests, approximately 2.931 MMBOE of Proved Reserves and 4.527 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 4.534 Bcf of natural gas and 1.158 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.914 MMBOE of total Proved Reserves compared to the 2.931 MMBOE attributed to the same category of reserves in the AJM Markedon Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 6.8 Bcf of natural gas and 2.51 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 3.640 MMBOE of Proved plus Probable Reserves compared to the 4.527 MMBOE attributed to the same category of reserves in the AJM Markedon Report.

Based on current production, the Markedon Assets have a reserve life index of approximately 9.4 years (Proved plus Probable basis) and 6.1 years (total Proved basis). See "Schedule A - Information Concerning the Markedon Assets" and "Effect of the Acquisitions on the Trust".

The closing of the Markedon Acquisition is expected to occur on August 8, 2005 or such later date as agreed to by the parties. The Corporation is currently completing environmental and title due diligence on the Markedon Assets. The closing is subject to the customary conditions of transactions of this nature.

Monroe Acquisition

On July 7, 2005, the Corporation entered into the Monroe Purchase Agreement pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Monroe for an aggregate purchase price of approximately $28,750,000, subject to adjustment on closing. The purchase price will be indirectly funded by the Trust, using the proceeds of the Offering. See "Use of Proceeds".

The Monroe Assets consist of oil, natural gas and NGL assets located in Alberta. The assets are currently producing approximately 525 BOE/d, comprised of 757 Mcf/d of natural gas and 399 Bbls/d of NGL and oil. The Corporation will operate all of the acquired production. As a result of the Monroe Acquisition, the Corporation will also acquire 720 net acres of undeveloped land. In addition to adding to the inventory of internal development opportunities, the Corporation believes that the assets offer diversity to the asset base of the Corporation, thus reducing operating risk.

The Corporation has reviewed the estimates provided in the AJM Monroe Report and has developed its own internal estimates of the Reserves attributable to the Monroe Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Monroe Acquisition.

According to the AJM Monroe Report, the Monroe Acquisition will add, before deducting royalty interests, approximately 1.061 MMBOE of Proved Reserves and 1.612 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 1.672 Bcf of natural gas and 0.381 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 0.660 MMBOE of total Proved Reserves compared to the 1.061 MMBOE attributed to the same category of reserves in the AJM Monroe Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 2.665 Bcf of natural gas and 0.933 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.377 MMBOE of Proved plus Probable Reserves compared to the 1.612 MMBOE attributed to the same category of reserves in the AJM Monroe Report.

Based on current production, the Monroe Assets have a reserve life index of approximately 8.4 years (Proved plus Probable basis) and 5.5 years (total Proved basis). See "Schedule B - Information Concerning the Monroe Assets" and "Effect of the Acquisitions on the Trust".

The closing of the Monroe Acquisition is expected to occur on August 8, 2005 or such later date as agreed to by the parties. The Corporation is currently completing environmental and title due diligence on the Monroe Assets. The closing is subject to the customary conditions of transactions of this nature.

The Offering

Issue: $100,000,000 aggregate principal amount of Debentures.

Price: $1,000 per Debenture.

Use of Proceeds: The net proceeds of the Offering, estimated to be $95,500,000 after deduction of the Underwriters' fee of $4,000,000 and expenses of the offering of $500,000, will be used by the Trust to indirectly fund the Acquisitions and related transaction costs. See "Use of Proceeds".

Maturity: The Debentures will initially mature on August 31, 2005. If the closing of the Markedon Acquisition takes place at or before the Termination Time, the maturity date will be automatically extended from August 31, 2005 to December 31, 2010.

Interest:	6.50% per annum. Presuming the extension of the maturity of the Debentures to the Final Maturity Date, the interest on the Debentures will be payable semi-annually in arrears on June 30 and December 31 in each year, commencing December 31, 2005. The first interest payment on December 31, 2005 will be $27.78 per $1,000 principal amount of Debentures and will include interest accrued from the date of closing to but excluding December 31, 2005.
Conversion:	Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date, being the Initial Maturity Date or the Final Maturity Date, as applicable, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $13.85 per Trust Unit, being a conversion rate of approximately 72.20217 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon to the date of conversion.
Redemption:	The Debentures will not be redeemable on or before December 31, 2008. After December 31, 2008 and prior to maturity, the Debentures may be redeemed, in whole or in part, from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a price of $1,050 per Debenture after December 31, 2008 and on or before December 31, 2009 and at a price of $1,025 per Debenture after December 31, 2009 and prior to the Final Maturity Date (each a "Redemption Price"), in each case, plus accrued and unpaid interest thereon, if any, to the date of redemption.
Payment upon Redemption or Maturity:	On redemption or at the Final Maturity Date, the Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the applicable Redemption Price or the principal amount of the Debentures by issuing and delivering that number of Trust Units freely tradeable in Canada obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Final Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.
Change of Control:	Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date on which the change of control occurred.

Subordination:

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiary ranking at least pari passu with such other creditors. The Debentures will not limit the ability of the Trust to incur additional indebtedness, liabilities and obligations, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its properties to secure any indebtedness.

ESPRIT ENERGY TRUST

General

The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head office of the Trust is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was formed on August 16, 2004 and commenced operations on October 1, 2004 as a result of the completion of the Esprit Arrangement.

Structure

The Trust is the holder of all of the Common Shares of the Corporation. The head office of the Corporation is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

The following diagram shows the structure of the Trust as at the date hereof:


Unitholders
Trust Units
Exchangeable Shareholders
Trust
Exchange Rights
100% Common Shares
100% Common Shares
Esprit Exchangeco Ltd.
Exchangeable Shares
NPI and Notes
Esprit Exploration Ltd.

Business of the Trust and the Corporation

The principal undertaking of the Trust is to indirectly acquire and hold, through the Corporation, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are the Notes, the Common Shares and the NPI.

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be the interest received on the principal amount of the Notes and payments under the NPI Agreement. The Trust makes monthly cash distributions to Unitholders of the interest income earned from the Notes and under the NPI Agreement, after expense, if any, and any cash redemptions of Trust Units.

The Corporation

The Corporation is a corporation amalgamated and subsisting pursuant to the provisions of the CBCA. The principal business of the Corporation is to acquire, develop, optimize, exploit and produce oil and natural gas reserves in western Canada.

RECENT DEVELOPMENTS

The Acquisitions

Markedon Acquisition

On July 7, 2005, the Corporation entered into the Markedon Purchase Agreement pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Markedon for an aggregate purchase price of approximately $72,500,000, payable in cash, subject to adjustment on closing. The purchase price will be indirectly funded by the Trust, using part of the net proceeds of the Offering. See "Use of Proceeds".

The Markedon Assets consist of oil, natural gas and NGL assets located primarily in Alberta. The assets are currently producing approximately 1,320 BOE/d, comprised of 2,157 Mcf/d of natural gas and 960 Bbls/d of NGL and oil. The Corporation will operate 90% of the acquired production and will have varying working interests in the properties that average 86%. As a result of the Markedon Acquisition, the Corporation will also acquire 17,362 net acres of undeveloped land. In addition to adding to the inventory of internal development opportunities, the Corporation believes that the assets offer diversity to the asset base of the Corporation, thus reducing operating risk.

The Corporation has reviewed the estimates provided in the AJM Markedon Report and has developed its own internal estimates of the Reserves attributable to the Markedon Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Markedon Acquisition.

According to the AJM Markedon Report, the Markedon Acquisition will add, before deducting royalty interests, approximately 2.931 MMBOE of Proved Reserves and 4.527 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 4.534 Bcf of natural gas and 1.158 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.914 MMBOE of total Proved Reserves compared to the 2.931 MMBOE attributed to the same category of reserves in the AJM Markedon Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 6.8 Bcf of natural gas and 2.51 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 3.640 MMBOE of Proved plus Probable Reserves compared to the 4.527 MMBOE attributed to the same category of reserves in the AJM Markedon Report.

Based on current production, the Markedon Assets have a reserve life index of approximately 9.4 years (Proved plus Probable basis) and 6.1 years (total Proved basis). See "Schedule A - Information Concerning the Markedon Assets" and "Effect of the Acquisitions on the Trust".

In connection with the Markedon Acquisition, the shareholders of Markedon have indemnified the Corporation in respect of certain liabilities that would be a direct result of a breach of the Markedon Purchase Agreement by Markedon or such shareholders, including any breaches of the representations, warranties and covenants made by Markedon or the shareholders, subject to certain exceptions. In addition the shareholders of Markedon have indemnified the Corporation for all claims arising out of or pertaining to operations conducted on or arising out of the Markedon Assets on or prior to closing.

In connection with the Markedon Acquisition, the Corporation has indemnified the shareholders of Markedon in respect of certain liabilities that would be a direct result of a breach of the Markedon Purchase Agreement by the Corporation, including any breaches of the representations, warranties and covenants made by the Corporation, subject to certain exceptions. In addition the Corporation has indemnified the shareholders of Markedon for all

claims arising out of or pertaining to operations conducted on or arising out of the Markedon Assets subsequent to closing.

The closing of the Markedon Acquisition is expected to occur on August 8, 2005 or such later date as agreed to by the parties. The Corporation is currently completing environmental and title due diligence on the Markedon Assets. The closing is subject to the customary conditions of transactions of this nature. The Markedon Purchase Agreement may be terminated by the Corporation in the event that certain conditions precedent customary to transactions of this nature are not satisfied by Markedon or the vendors, or waived by the Corporation, at the closing date, or upon the agreement of the parties.

Monroe Acquisition

On July 7, 2005, the Corporation entered into the Monroe Purchase Agreement pursuant to which the Corporation agreed to acquire all of the issued and outstanding shares of Monroe for an aggregate purchase price of approximately $28,750,000, payable in cash, subject to adjustment on closing. The purchase price will be indirectly funded by the Trust, using part of the net proceeds of the Offering. See "Use of Proceeds".

The Monroe Assets consist of oil, natural gas and NGL assets located in Alberta. The assets are currently producing approximately 525 BOE/d, comprised of 757 Mcf/d of natural gas and 399 Bbls/d of NGL and oil. The Corporation will operate all of the acquired production. As a result of the Monroe Acquisition, the Corporation will also acquire 720 net acres of undeveloped land. In addition to adding to the inventory of internal development opportunities, the Corporation believes that the assets offer diversity to the asset base of the Corporation, thus reducing operating risk.

The Corporation has reviewed the estimates provided in the AJM Monroe Report and has developed its own internal estimates of the Reserves attributable to the Monroe Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Monroe Acquisition.

According to the AJM Monroe Report, the Monroe Acquisition will add, before deducting royalty interests, approximately 1.061 MMBOE of Proved Reserves and 1.612 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 1.672 Bcf of natural gas and 0.381 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 0.660 MMBOE of total Proved Reserves compared to the 1.061 MMBOE attributed to the same category of reserves in the AJM Monroe Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 2.665 Bcf of natural gas and 0.933 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.377 MMBOE of Proved plus Probable Reserves compared to the 1.612 MMBOE attributed to the same category of reserves in the AJM Monroe Report.

Based on current production, the Monroe Assets have a reserve life index of approximately 8.4 years (Proved plus Probable basis) and 5.5 years (total Proved basis). See "Schedule B - Information Concerning the Monroe Assets" and "Effect of the Acquisitions on the Trust".

In connection with the Monroe Acquisition, the shareholders of Monroe have indemnified the Corporation in respect of certain liabilities that would be a direct result of a breach of the Monroe Purchase Agreement by Monroe or such shareholders, including any breaches of the representations, warranties and covenants made by Monroe or the shareholders, subject to certain exceptions. In addition the shareholders of Monroe have indemnified the Corporation for all claims arising out of or pertaining to operations conducted on or arising out of the Monroe Assets on or prior to closing.

In connection with the Monroe Acquisition, the Corporation has indemnified the shareholders of Monroe in respect of certain liabilities that would be a direct result of a breach of the Monroe Purchase Agreement by the Corporation, including any breaches of the representations, warranties and covenants made by the Corporation, subject to certain exceptions. In addition the Corporation has indemnified the shareholders of Monroe for all claims arising out of or pertaining to operations conducted on or arising out of the Monroe Assets subsequent to closing.

The closing of the Monroe Acquisition is expected to occur on August 8, 2005 or such later date as agreed to by the parties. The Corporation is currently completing environmental and title due diligence on the Monroe Assets. The closing is subject to the customary conditions of transactions of this nature. The Monroe Purchase Agreement may be terminated by the Corporation in the event that certain conditions precedent customary to transactions of this nature are not satisfied by Monroe or the vendors, or waived by the Corporation, at the closing date, or upon the agreement of the parties.

Reclassification of Trust Units

Effective June 30, 2005, the Trust completed the reclassification of its then outstanding Class A Trust Units and Class B Trust Units into the Trust Units (the "Reclassification"). Pursuant to the Reclassification: (a) the residency restrictions attached to the Class B Trust Units were removed; (b) all provisions in the Trust Indenture relating to the dual trust unit class structure were removed; (c) the Class B Trust Units were renamed as the Trust Units; and (d) the outstanding Class A Trust Units were exchanged on a one-for-one basis for Trust Units. Holders of Exchangeable Shares were not impacted by the Reclassification, except that after the Reclassification such holders will receive Trust Units upon exchange of their Exchangeable Shares. Pursuant to the Reclassification, holders of Post-Arrangement Entitlements of the Trust may obtain Trust Units upon contacting the transfer agent of the Trust without satisfying the prior requirement to declare their residency. For further information concerning the Reclassification, see the material change report of the Trust dated June 30, 2005 incorporated by reference in this short form prospectus.

Resolute Acquisition

Pursuant to an arrangement agreement dated March 14, 2005, and the plan of arrangement set out therein among the Trust, the Corporation, Resolute, Cordero Energy Inc. ("Cordero"), Cordero Finance Corp. and others, on April 29, 2005, the Trust indirectly acquired the majority of Resolute's assets and the remainder of Resolute's assets were transferred to Cordero. As a result of the plan of arrangement, shareholders of Resolute received 0.338 Trust Units, 0.2857 shares of Cordero and 0.0269 Cordero transaction warrants, exercisable for 30 days at Cordero's then estimated asset value, for each Resolute share held.

For the purposes of National Instrument 44-101 *Short Form Prospectus Distributions* of the Canadian Securities Administrators, the Resolute Acquisition constitutes a "significant acquisition" for the Trust. For additional information on the Resolute Acquisition, see the business acquisition report of the Trust dated July 11, 2005, incorporated by reference in this short form prospectus, including the unaudited pro forma consolidated financial statements of the Trust contained therein, which give effect to the Resolute Acquisition. For additional information on the effect of the Resolute Acquisition on the Trust, see "Effect of the Acquisitions on the Trust".

Potential Acquisitions/Transactions

The Trust continues to evaluate potential acquisitions and transactions involving all types of petroleum and natural gas assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions and or transactions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached any agreement on the terms of any potential material acquisitions or transactions. The Trust cannot predict whether any current or future opportunities will result in one or more material acquisitions and or transactions for the Trust.

EFFECT OF THE ACQUISITIONS ON THE TRUST

The following table sets out certain operational information for the Trust, the Resolute Assets, the Markedon Assets and the Monroe Assets and certain pro forma combined operational information after giving effect to the Resolute Acquisition and the Acquisitions.

	Trust	Resolute Assets	Markedon Assets	Monroe Assets	Pro Forma Combined
Average Daily Production (before royalties, for the three months ended March 31, 2005)					
Crude Oil and NGL (Bbls/d)	1,704	1,587	722	277	4,290
Natural Gas (Mcf/d)	54,963	28,119	1,454	269	84,805
Oil equivalent (BOE/d)	10,864	6,274	964	322	18,424
Average Daily Production (before royalties, for the year ended December 31, 2004)(1)					
Crude Oil and NGL (Bbls/d)	1,817	1,757	468	110	4,152
Natural Gas (Mcf/d)	56,237	26,001	1,357	162	83,757
Oil equivalent (BOE/d)	11,190	6,091	695	137	18,113
Proved Reserves (before royalties, as at December 31, 2004)(2)(3)(4)					
Crude Oil and NGL (MBbls)	5,439	3,963	1,907	696	12,005
Natural Gas (Bcf)	196.4	70.1	7.1	2.5	276.1
Oil equivalent (MBOE)	38,174	15,652	3,093	1,118	58,037
Proved plus Probable Reserves (before royalties, as at December 31, 2004)(2)(3)(4)					
Crude Oil and NGL (MBbls)	6,920	5,234	2,930	1,010	16,094
Natural Gas (Bcf)	254.7	91.0	10.6	4.0	360.3
Oil equivalent (MBOE)	49,376	20,398	4,689	1,670	76,133

Notes:

(1) Average daily production for the Trust for the year ended December 31, 2004 is based on pro forma information for the Trust, after giving effect to the Esprit Arrangement.

(2) Information for the Markedon Assets and Monroe Assets is based on the AJM Markedon Report and AJM Monroe Report, respectively, which are prepared effective as of June 1, 2005. Reserves associated with the Markedon Assets and Monroe Assets as at December 31, 2004 were calculated based on the AJM Markedon Report and AJM Monroe Report, respectively, adding the production of the Markedon Assets and Monroe Assets, as applicable, for the months of January through May of 2005 (115 MBbls of crude oil and NGL and 0.284 Bcf of natural gas for the Markedon Assets and 45 MBbls of crude oil and NGL and 0.077 Bcf of natural gas for the Monroe Assets).

(3) Information for Resolute is based on the GLJ Resolute Report which is prepared effective as of December 31, 2004.

(4) Information for the Trust is based on the GLJ Esprit Report which is prepared effective as of December 31, 2004.

The Corporation has reviewed the estimates provided in the AJM Markedon Report and the AJM Monroe Report and has developed its own internal estimates of the reserves attributable to the Markedon Assets and the Monroe Assets. These internally generated estimates reflect the Corporation's reduced view as to the quantities of such reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Acquisitions.

According to the AJM Markedon Report, the Markedon Acquisition will add, before deducting royalty interests, approximately 2.931 MMBOE of Proved Reserves and 4.527 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 4.534 Bcf of natural gas and 1.158 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.914 MMBOE of total Proved Reserves compared to the 2.931 MMBOE attributed to the same category of reserves in the AJM Markedon Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost assumptions) of the Markedon Assets as of June 1, 2005 to be 6.8 Bcf of natural gas and 2.51 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 3.640 MMBOE of Proved plus Probable Reserves compared to the 4.527 MMBOE attributed to the same category of reserves in the AJM Markedon Report.

According to the AJM Monroe Report, the Monroe Acquisition will add, before deducting royalty interests, approximately 1.061 MMBOE of Proved Reserves and 1.612 MMBOE of Proved plus Probable Reserves. The Corporation estimates the total Proved Reserves (based on forecast price and escalated cost assumptions) of the Monroe Assets as of June 1, 2005 to be 1.672 Bcf of natural gas and 0.381 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 0.660 MMBOE of total Proved Reserves compared to the 1.061 MMBOE attributed to the same category of reserves in the AJM Monroe Report. The Corporation estimates the Proved plus Probable Reserves (based on forecast price and escalated cost

assumptions) of the Monroe Assets as of June 1, 2005 to be 2.665 Bcf of natural gas and 0.933 MMBbls of oil and NGL. Using the conversion rate of six Mcf to one BOE, this equates to 1.377 MMBOE of Proved plus Probable Reserves compared to the 1.612 MMBOE attributed to the same category of reserves in the AJM Monroe Report.

DESCRIPTION OF UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of the termination or winding-up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.

The Trust Indenture provides that Trust Units, including securities convertible or exchangeable into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the Board of Trustees may determine.

The Trust Indenture provides that the Trust shall not be maintained or established primarily for the benefit of non-residents of Canada. In connection therewith, in the event the Trust becomes aware that persons who are non-residents of Canada are the beneficial owners of 49% or more of the issued and outstanding Trust Units, the Trust Indenture provides the Board of Trustees with the authority to either: (i) exercise a call right and redeem Trust Units held by Unitholders who are non-residents of Canada on such basis as determined by the Board of Trustees; or (ii) send a notice to Unitholders who are non-residents of Canada, chosen on the inverse order to the order of acquisition or registration, or in such other manner as determined by the Board of Trustees, requiring such Unitholders to sell their Trust Units or a specified portion thereof.

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the terms of the Special Voting Units, the redemption right attached to the Trust Units, meetings of Unitholders and amendments to the Trust Indenture, see "Information Concerning Esprit Energy Trust" at pages 19 to 29 of the AIF, incorporated by reference herein, as updated by the Reclassification described in the material change report of the Trust dated June 30, 2005, incorporated by reference herein.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either the Corporation or the Trust. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada), and in some cases the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.

The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from the Trust and the ability of the Corporation to effect long term growth in the value of the Trust, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to maintain and grow production. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

INTEREST COVERAGE

The following interest coverages ratios are calculated on a consolidated basis for the twelve month periods ended December 31, 2004 and March 31, 2005 and are based on audited financial information in the case of December 31, 2004, and unaudited financial information in the case of March 31, 2005.

The earnings of the Trust before interest and income tax expense for the year ended December 31, 2004 and the twelve month period ended March 31, 2005 were $43.2 million and $42.2 million, respectively. The interest expense of the Trust for the year ended December 31, 2004 and the twelve month period ended March 31, 2005, was $9.7 million and $9.8 million, respectively, for a ratio of 4.4 and 4.3 times, respectively. These interest coverage ratios reflect historical earnings, excluding the pro forma impact of the Resolute Acquisition and the Acquisitions, but including the related interest expense on the Debentures.

After giving effect to the issuance of the Debentures and the Resolute Acquisition, the pro forma earnings of the Trust before interest and income tax expense for the year ended December 31, 2004 and the twelve-month period ended March 31, 2005 would be $44.9 million and $50.8 million, respectively. After giving effect to the issuance of the Debentures and the Resolute Acquisition, the pro forma interest expense for the year ended December 31, 2004 and the twelve-month period ended March 31, 2005 would be $10.1 million and $10.3 million, respectively, for an interest coverage ratio of 4.5 and 4.9 times, respectively.

After giving effect to the issuance of the Debentures, the Resolute Acquisition and the Acquisitions, the pro forma earnings of the Trust before interest and income tax expense for the year ended December 31, 2004 and the twelve-month period ended March 31, 2005 would be $41.1 million and $46.5 million, respectively. After giving effect to the issuance of the Debentures, the Resolute Acquisition and the Acquisitions, the pro forma interest expense for the year ended December 31, 2004 and the twelve-month period ended March 31, 2005 would be $10.5 million and $10.7 million, respectively, for an interest coverage ratio of 3.9 and 4.3 times, respectively.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2004, as at March 31, 2005, as at March 31, 2005 after giving effect to the Resolute Acquisition and as at March 31, 2005 after giving effect to the Resolute Acquisition, the Acquisitions and the Offering.

Designation	Outstanding as at December 31, 2004	Outstanding as at March 31, 2005	Outstanding as at March 31, 2005 After Giving Effect to the Resolute Acquisition	Outstanding as at March 31, 2005 After Giving Effect to the Resolute Acquisition, the Acquisitions and the Offering
Trust Units(1)(2)	$297,476,000 (40,183,000 Trust Units)	$298,133,000 (40,289,000 Trust Units)	$603,189,000 (64,367,000 Trust Units)	$603,189,000 (64,367,000 Trust Units)
Special Voting Units	Nil	Nil	Nil	Nil
Debentures	Nil	Nil	Nil	100,000,000(3)
Long Term Debt'(4)'........	$86,857,000	$93,166,000	$95,679,000'(5)	$98,329,000'(6)

Notes:

(1) As at June 30, 2005, an aggregate of 447,423 performance units were outstanding under the Performance Unit Incentive Plan of the Trust. For further information concerning the Performance Unit Incentive Plan, see "Compensation of Trustees and Executive Officers – Performance Unit Incentive Plan" in the management information circular of the Trust dated March 31, 2005 relating to the annual meeting of unitholders of the Trust held on May 12, 2005, which is incorporated by reference in this short form prospectus.

(2) As at December 31, 2004 and March 31, 2005, the Corporation had outstanding 2,048,000 Exchangeable Shares and 1,946,000 Exchangeable Shares, respectively, with a capitalization of $15,731,000 and $15,517,000, respectively.

(3) Before deducting the Underwriters' fee of $4,000,000 and the estimated expenses of the Offering of $500,000. The principal of the Debentures may be redeemed at the option of the Trust after December 31, 2008 through the issuance of Trust Units. The Debentures also may be converted at the option of a Debentureholder into a fixed number of Trust Units. See "Details of the Debentures". The equity portion of the Debentures, being the estimated fair value of these features, will be classified as unitholders' equity.

(4) The Trust has entered into a revolving credit agreement with a syndicate of Canadian chartered banks which provides for an extendible revolving term credit facility in the maximum principal amount of $250,000,000 (the "Revolving Credit Facility") to be used for general purposes, including for acquisitions and distributions. The Revolving Credit Facility is secured by a $500 million demand debenture and a first floating charge on all petroleum and natural gas assets of the Trust. The facility is fully revolving until April 30, 2006 and may be extended at the mutual agreement of the Trust and its lenders for an additional year. If the Revolving Credit Facility is not extended, a balloon payment is required on May 1, 2007. As at June 30, 2005, $137,495,000 was outstanding under the Revolving Credit Facility.

(5) As part of the Resolute Acquisition, the Trust assumed bank debt from Resolute of approximately $2,513,000.

(6) As part of the Acquisitions, the Trust will assume bank debt from Markedon and Monroe of approximately $2,650,000.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The Trust Units have been listed and posted for trading on the TSX under the trading symbol "EEE.UN" since July 5, 2005. Prior to the Reclassification, the Trust had two classes of trust units, comprised of the Class A Trust Units and the Class B Trust Units. See "Recent Developments – Reclassification of Trust Units". On July 6, 2005, being the last day on which the Trust Units traded prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was $12.28. On July 8, 2005, being the last day on which the Trust Units traded prior to the date of this short form prospectus, the closing price of the Trust Units on the TSX was $12.65.

The following table sets forth the reported high and low sale prices and the trading volumes for the Trust Units, the Class A Trust Units and the Class B Trust Units for the periods indicated as reported by the TSX.

Trust Units

	Price Range ($)		
Period	**High**	**Low**	**Trading Volume**
July 2005 (5 to 8)[1]	12.85	11.96	2,083,109

Note:

(1) The Trust Units commenced trading on the TSX on July 5, 2005.

Class A Trust Units

	Price Range ($)		
Period	**High**	**Low**	**Trading Volume**
October 2004 (5 to 31)[1]	13.50	12.00	4,245,761
November 2004	12.82	11.80	2,918,608
December 2004	12.64	11.85	3,081,192
January 2005	12.65	11.98	1,361,506
February 2005	13.40	12.42	3,783,978
March 2005	13.51	11.90	1,080,776
April 2005	12.79	11.25	775,754
May 2005	12.01	10.95	2,278,311
June 2005	12.39	11.69	3,084,573
July 2005 (1 to 4)[2]	11.95	11.86	11,240

Notes:

(1) The Class A Trust Units commenced trading on the TSX on October 5, 2004.

(2) The Class A Trust Units ceased trading on the TSX on July 4, 2005.

Class B Trust Units

Period	Price Range ($) High	Low	Trading Volume
October 2004 (5 to 31)[1]	13.65	11.75	6,039,048
November 2004	12.89	11.75	7,283,886
December 2004	12.85	12.11	4,926,407
January 2005	12.66	12.10	3,128,926
February 2005	13.39	12.40	7,818,543
March 2005	13.50	11.95	2,778,903
April 2005	12.69	11.40	2,692,973
May 2005	12.00	10.86	5,503,375
June 2005	12.05	11.98	5,242,607
July 2005 (1 to 4)[2]	12.00	11.85	103,925

Notes:

(1) The Class B Trust Units commenced trading on the TSX on October 5, 2004.

(2) The Class B Trust Units ceased trading on the TSX on July 4, 2005.

RECORD OF CASH DISTRIBUTIONS

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of the Corporation, receive distributions in respect of prepayments of principal on the Notes made by the Corporation to the Trust before the maturity of the Notes.

Cash distributions are made on the 15th day of each month to Unitholders of record on the immediately preceding distribution record date, or if such day is not a Business Day, the next following Business Day. The following cash distributions have been made to Unitholders since the Esprit Arrangement:

Record Date	Payment Date	Per Trust Unit
October 29, 2004	November 15, 2004	$0.14
November 30, 2004	December 15, 2004	$0.14
December 31, 2004	January 17, 2005	$0.14
January 31, 2005	February 15, 2005	$0.14
February 28, 2005	March 15, 2005	$0.14
March 31, 2005	April 15, 2005	$0.14
May 2, 2005	May 16, 2005	$0.14
May 31, 2005	June 15, 2005	$0.14
June 30, 2005	July 15, 2005	$0.14

Note:

(1) The Trust announced on July 5, 2005 that a distribution of $0.14 per Trust Unit will be paid on August 15, 2005 to Unitholders of record on July 29, 2005.

Historical distribution payments of the Trust may not be reflective of future distribution payments, which will be subject to review by the Board of Trustees taking into account the commodity prices and prevailing financial circumstances of the Trust at the relevant time. The actual amount distributed, if any, is at the discretion of the Board of Trustees.

USE OF PROCEEDS

After deducting the Underwriters' fee of $4,000,000 and the expenses of the Offering, estimated to be $500,000, the Trust will receive net proceeds from the sale of the Debentures of $95,500,000. The net proceeds of the Offering will be used by the Trust to indirectly fund the Acquisitions and related transaction costs. See "Recent Developments – The Acquisitions".

DETAILS OF THE DEBENTURES

General

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the Indenture.

The Debentures will be issued under the Indenture. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $100,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will be dated as of the date of closing of the Offering. The Debentures have an initial maturity date of August 31, 2005. If the closing of the Markedon Acquisition takes place prior to the Termination Time, the maturity date will be automatically extended from the Initial Maturity Date to the Final Maturity Date. If the Markedon Acquisition does not take place by the Termination Time, the Debentures will mature on the Initial Maturity Date.

The Debentures will bear interest from the date of issue at 6.50% per annum, which will be payable semiannually in arrears on June 30 and December 31 in each year, commencing December 31, 2005. The first interest payment will include interest accrued from the date of closing of the Offering to but excluding December 31, 2005.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units. See "Payment upon Redemption or Maturity" and "Redemption and Purchase" under this heading. The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to all other indebtedness, liabilities and obligations of the Trust. See "Subordination" under this heading. The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or other liabilities or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

Each Debenture will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of the maturity date, being the Initial Maturity Date or the Final Maturity Date, as applicable, and the Business Day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.85 per Trust Unit, being a conversion rate of approximately 72.20217 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for Trust Units issuable upon conversion of, or for interest accrued on, Debentures surrendered for conversion; however, holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion. Notwithstanding the foregoing, no Debentures may be converted during the five Business Days preceding June 30 and December 31, in each year, commencing December 31, 2005, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below) of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the

ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, arrangement, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up. No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before December 31, 2008. After December 31, 2008 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a price of $1,050 per Debenture after December 31, 2008 and on or before December 31, 2009 and at a price of $1,025 per Debenture after December 31, 2009 and prior to the Final Maturity Date, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon to the date of conversion. Except in the case of the Initial Maturity Date, the Trust may, at its option, on not more than 60 and not less than 30 days prior notice and subject to applicable regulatory approvals, elect to satisfy its obligation to pay the applicable Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Trust Units freely tradeable in Canada to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the Final Maturity Date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness including

indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture to mean, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of Indenture or thereafter created, incurred, assumed or guaranteed) and including, for greater certainty, claims of trade and other creditors, other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each debenture issued under the Indenture will rank *pari passu* with each other debenture, and with all other present and future subordinated and unsecured indebtedness of the Trust except for sinking provisions (if any) applicable to different series of debentures or similar types of obligations of the Trust.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, those holders of Senior Indebtedness, including trade creditors of the Trust, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be effectively subordinated in right of payment to the prior payment in full of all indebtedness under the credit facilities of the Trust.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon (the "Offer Price"). The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Offer to repurchase all the outstanding Debentures. If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events, among others, has occurred and is continuing with respect to the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under applicable bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all debenture holders resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the debentures present at the meeting or represented by proxy, or rendered by instruments in writing

signed by the holders of not less than 66 2/3% of the principal amount of the debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the current market price of the Trust Units on the relevant date.

Limitations on Non-Resident Ownership

The Trust shall not be established nor at any time maintained primarily for the benefit of non-residents and the Corporation shall inform the Debenture Trustee and the transfer agent and registrar of the Trust Units of this restriction. The Debenture Trustee may, upon receipt of written direction of the Corporation, require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Trust becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% or more of the Trust Units on a fully diluted basis then outstanding, are, or may be, non-residents or that such a situation is imminent, the Corporation may make a public announcement thereof and shall notify the Debenture Trustee in writing and the Debenture Trustee shall not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration in the form and content satisfactory to the Corporation that the person is not a non-resident. If, notwithstanding the foregoing, the Corporation determines that more than 49% of the Trust Units, on a fully diluted basis, are held by non-residents, the Corporation may send a notice to non-resident holders of Debentures or Trust Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Trust Units or in such other manner as the Corporation may consider equitable and practicable, requiring them to sell their Debentures or Trust Units or a portion thereof within a specified period of not more than 30 days. If the Debentureholders or Unitholders receiving such notice have not sold the specified number of Debentures or Trust Units or provided the Corporation with satisfactory evidence that they are not non-residents within such period, the Corporation may on behalf of such Debentureholder or Unitholder sell such Debentures or Trust Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Trust Units, as the case may be. Upon such sale, the affected holders shall cease to be holders of the relevant Debentures or Trust Units as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Debentures or Trust Units. The Corporation may direct the Debenture Trustee and/or the transfer agent and registrar of the Trust Units to do any of the foregoing.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the Closing Date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to

CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default, provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture. Upon the occurrence of any of the events described above, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture. Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 100,000 Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on July 28, 2005 or such other date as may be agreed by the Trust and the Underwriters, but in any event, not later than August 29, 2005. Delivery of the Debentures is conditional upon payment at closing of $1,000 per Debenture by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $40 per Debenture for Debentures issued and sold by the Trust, for an aggregate fee payable by the Trust of $4,000,000, in consideration for their services in connection with the Offering. The Underwriters' fee in respect of the Debentures is payable upon closing of the Offering. The terms of the Offering were determined by negotiation between the Corporation, on behalf of the Trust and CIBC World Markets Inc., on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. **The obligations of the Trust and the Underwriters under the Underwriting Agreement to complete the purchase and sale of the Debentures will terminate automatically if the Markedon Acquisition is terminated or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Markedon Acquisition.** If an Underwriter fails to purchase the Debentures that it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all Debentures if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides

that the Trust and the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Except in certain limited circumstances, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Debentures".

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Debentures ends and all stabilization arrangements relating to the Debentures and the Trust Units are terminated, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions including (a) a bid for or purchase of Trust Units if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by an Underwriter, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of Debentures or Trust Units is for the purpose of maintaining a fair and orderly market in the Debentures or Trust Units, subject to price limitations applicable to such bids or purchases. These transactions, if commenced, may be discontinued at any time.

The Trust has agreed with the Underwriters that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible, exchangeable or exercisable into Trust Units (except for Trust Units issuable pursuant to incentive plans and on the conversion, redemption and maturity of the Debentures) for a period of 90 days subsequent to the closing date of the Offering without the prior written consent of CIBC World Markets Inc., on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Debentures distributed under this short form prospectus and the Trust Units issuable on the conversion, redemption and maturity of the Debentures on the TSX. Listing of such securities will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The Debentures offered hereby and the Trust Units issuable on the conversion, redemption and maturity of the Debentures have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and, accordingly, the Debentures may not be offered or sold within the United States or to, or for the account of, United States persons, except in transactions exempt from the registration requirements of the U.S. Securities Act and state securities laws.

The Underwriting Agreement permits the Underwriters to offer and resell the Debentures that they have acquired pursuant to the Underwriting Agreement to qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the U.S. Securities Act. The Underwriting Agreement also provides that the Underwriters will offer and sell the Debentures outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Debentures within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

RELATIONSHIP BETWEEN THE TRUST AND CERTAIN UNDERWRITERS

CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc. and RBC Dominion Securities Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks (the "Banks"), which are lenders to the Trust. Consequently, the Trust may be considered to be a "connected issuer" of these Underwriters within the meaning of applicable Canadian securities legislation.

Under the Revolving Credit Facility, the Trust was indebted to the Banks for an aggregate amount of $137,495,000 as at June 30, 2005. The Trust is in compliance with all material terms of the agreement governing the Revolving

Credit Facility and the Banks have not waived any material breach by the Trust of such agreement since its execution. Neither the financial position of the Trust nor the value of the security under the Revolving Credit Facility has changed substantially since the indebtedness under the Revolving Credit Facility was incurred.

The decision to distribute the Debentures offered hereby and the determination of the terms of the Offering were made through negotiations between the Corporation, on behalf of the Trust, and the Underwriters. The Banks did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of the Offering, each of CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc. and RBC Dominion Securities Inc. will receive its share of the Underwriters' fee. None of the proceeds of the offering will be applied to the amounts outstanding under the Revolving Credit Facility or otherwise for the benefit of the Banks.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Bennett Jones LLP on behalf of the Trust. As at the date hereof, the partners and associates of Bennett Jones LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Certain legal matters relating to the Offering will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Underwriters. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Reserve estimates for Esprit and Resolute contained in or incorporated by reference into this short form prospectus have been prepared by GLJ. As of the date hereof, the principals, directors, officers and associates of GLJ, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Reserve estimates for Markedon and Monroe contained in this short form prospectus have been prepared by AJM. As of the date hereof, the principals, directors, officers and associates of AJM, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Underwriters (collectively, "Counsel"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Debentures pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times, holds the Debentures and the Trust Units issued on the conversion, redemption or repayment of the Debentures (collectively, the "Securities") as capital property and deals at arm's length with, and is not affiliated with, the Trust. Generally speaking, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders resident in Canada who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a "tax shelter investment", as defined in the Tax Act; (iii) a holder that is a "specified financial institution", as defined in the Tax Act; (iv) a partnership; or (v) a holder who is not resident or deemed to be resident in Canada who uses or holds or is deemed to use or hold the Securities in, or in the course of, carrying on business in Canada or who carries on or is deemed to carry on an insurance business in Canada or elsewhere. Any such holder should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act in force as of the date hereof and Counsels' understanding of the current published administrative practices of the CRA. Except for specifically proposed amendments (the "Proposed Amendments") to the Tax Act that have been publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative

practices of the CRA. There can be no assurance that the Proposed Amendments will be enacted in their present form, or at all. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Securities.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Securities, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

Taxation of Holders of Debentures Resident in Canada

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract", as defined in the Tax Act, in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture up to any "anniversary day", as defined in the Tax Act, in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of any fractional Trust Unit.

The cost to the holder of the Trust Units so acquired will be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Trust Unit.

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have received proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of any fractional Trust Unit. The cost to the holder of the Trust Units so received will be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held at that time as capital property by the holder for the purpose of calculating the adjusted cost base of each such Trust Unit.

On any disposition or deemed disposition of a Debenture as described above or otherwise, the holder thereof will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base of the Debenture and any reasonable costs of the disposition. Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

One-half of any capital gain realized by the holder will be included in the holder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Debenture

may be deducted against taxable capital gains realized by the holder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. A holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3% on certain investment income, including interest and taxable capital gains.

Taxation of Holders of Debentures Not Resident in Canada

A holder of a Debenture who is not resident or deemed to be resident in Canada (a "Non-Resident Holder") will generally be subject to Canadian withholding tax at the rate of 25% on interest paid or credited pursuant to the Debenture, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence. A Non-Resident Holder who is resident in the United States and is entitled to claim the benefit of the *Canada-United States Income Tax Convention, 1980* will generally be entitled to have the rate of withholding reduced to 10% of the amount of any interest paid or credited. Any premium paid on a redemption or repurchase of Debentures prior to maturity will be deemed to be interest for Canadian withholding tax purposes.

A disposition or deemed disposition of a Debenture, whether on conversion, redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident Holder provided that (i) the Non-Resident Holder does not hold or use and is not deemed to hold or use the Debenture in the course of carrying on business in Canada; (ii) the Debenture is not a "designated insurance property" of the Non-Resident Holder for purposes of the Tax Act; (iii) the Trust is a mutual fund trust; and (iv) the Debenture does not otherwise constitute "taxable Canadian property" to the Non-Resident Holder within the meaning of the Tax Act. Generally, a Debenture will not otherwise constitute taxable Canadian property to a Non-Resident Holder at the time of the disposition or deemed disposition thereof unless the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act) or the Non-Resident Holder together with such persons owned 25% or more of the Trust Units at any time during the 60-month period immediately preceding the disposition.

If a Debenture is sold or transferred by a Non-Resident Holder to a purchaser that is resident in Canada at a time when interest has accrued and remains unpaid on the Debenture, the portion of the purchase or transfer price attributable to such accrued interest may be deemed to be interest, and there may be liability on the part of the purchaser to remit withholding tax on such deemed interest (and any other amounts deemed to be interest) under the Tax Act. Non-Resident Holders who transfer or sell Debentures should consult their own advisors as to whether any withholding obligation applies. The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures, including a conversion, is complex, and in some circumstances unclear. The fair market value of the Trust Units received on the conversion of a Debenture less the issue price of such Debenture may be deemed to be interest for Canadian withholding tax purposes.

Status of the Trust

The Trust qualifies as a "unit trust" as defined in the Tax Act, and this summary assumes that the Trust will qualify as a "mutual fund trust", as defined in the Tax Act, at all material times. In order to qualify as a mutual fund trust, the Trust must continuously satisfy certain requirements as to the nature of its undertaking (primarily that it must restrict its activities to the investment of funds in property), the qualification of its Trust Units for distribution to the public, the dispersal of ownership of its Trust Units and the fact that it must not be established nor maintained primarily for the benefit of non-residents of Canada.

The Trust has certain restrictions on its activities and its powers and certain restrictions limiting the number of non-resident Unitholders, such that it is reasonable to expect that these requirements will be satisfied. If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax considerations would be materially different in certain respects from those described herein.

Provided that the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for trusts governed by Exempt Plans. Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans, which would have adverse tax consequences to Exempt Plans and their annuitants or beneficiaries.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year: (i) all interest on the Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year; (ii) its income from the NPI; and (iii) all dividends received on the shares of the Corporation unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of the Debentures and on previous issuances of Trust Units on a five-year, straight-line basis (subject to proration for short taxation years). The Trust may deduct up to 10% of its cumulative Canadian oil and gas property expense ("COGPE") annually on a declining balance basis (subject to proration for short taxation years). If the Trust's cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in income. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will generally be paid or made payable by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Trust Units ("Reinvested Trust Units"). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, cash received by the Trust may be used to finance redemptions of Trust Units.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, Counsel can provide no assurance in this regard.

Taxation of Unitholders Resident in Canada

Income from Trust Units

The income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units (as described above).

Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains and taxable dividends from the Corporation as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the

Unitholder for purposes of the Tax Act. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder's liability for minimum tax.

A Unitholder that throughout the relevant taxation year is a Canadian-controlled private corporation as defined in the Tax Act, may be liable to pay an additional refundable tax of 6-2/3% on certain investment income, including certain income from the Trust.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit becomes less than zero, the negative amount will be deemed to be a capital gain realized by a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. In computing the adjusted cost base of the Trust Units held by a particular person at a particular time, the acquisition cost of all Trust Units acquired must generally be averaged. Reinvested Trust Units (as described above) issued to Unitholders in lieu of cash distributions will have an acquisition cost equal to the amount of the distribution.

A redemption of Trust Units will be a disposition of such Trust Units for proceeds of disposition equal to the cash or the fair market value of the consideration received by the Unitholder, as the case may be. Redeeming Unitholders will generally realize a capital gain (or capital loss), equal to the amount by which the proceeds of disposition are greater (or less) than the adjusted cost base of the Trust Units so redeemed. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

One-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year, and net taxable capital gains designated by the Trust in respect of a Unitholder, must be included in the income of the Unitholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder, and net taxable capital gains designated by the Trust in respect of a Unitholder, in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6-2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Unitholder who is an individual may give rise to a liability for minimum tax.

Taxation of Unitholders Not Resident in Canada

Distributions on Trust Units

Any distribution of income paid or credited by the Trust to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax treaty. A Non-Resident Holder who is a resident of the United States for the purposes of the *Canada – United States Income Tax Convention, 1980*, generally will be entitled to have such rate of Canadian withholding tax reduced to 15%.

A 15% Canadian non-resident withholding tax will also apply to the Trust's distributions (other than distributions out of the income of the Trust). The 15% Canadian withholding tax will apply if, at the time of the distribution, the Trust Units are listed on a prescribed stock exchange (which includes the TSX) and more than 50% of the fair market value of the Trust Units is attributable to real property situated in Canada, Canadian resource property (which includes the NPI held by the Trust), timber resource property, or any combination thereof. If a subsequent disposition of a Trust Unit results in a capital loss to a Non-Resident Holder, a refund of this 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A 25% withholding tax on distributions made to non-residents of Canada which are attributable to capital gains realized by the Trust after March 22, 2004 on the disposition of taxable Canadian property where the Trust has made certain designations on such capital gains with respect to its Unitholders. The 25% rate of Canadian withholding tax generally may be reduced pursuant to the terms of an applicable income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence. It is not expected that this 25% withholding tax would affect distributions made by the Trust since the Trust is not expected to realize gains from the disposition of taxable Canadian property.

Disposition of Trust Units

A Non-Resident Holder will be subject to tax under the Tax Act in respect of a disposition of Trust Units only to the extent such Trust Units constitute "taxable Canadian property" for purposes of the Tax Act.

Trust Units will normally not be taxable Canadian property at a particular time provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

In the event that a Non-Resident Holder's Trust Units constitute taxable Canadian property, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Taxation of Unitholders Resident in Canada", except that distributions paid or credited by the Trust which are subject to the new 15% Canadian withholding tax will not reduce the adjusted cost base of a Non-Resident Holder's Trust Units. A Non-Resident Holder is required to file a Canadian income tax return if such Non-Resident Holder disposes of taxable Canadian property. A Non-Resident Holder may also be required to obtain a clearance certificate from the CRA in accordance with section 116 of the Tax Act prior to the disposition of Trust Units which constitute taxable Canadian property if the Trust does not qualify as a mutual fund trust at the time of the disposition.

Non-Resident Holders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of acquiring Trust Units, including any associated filing requirements, in such jurisdictions. Non-Resident Holders who are not resident in Canada for the purposes of the Tax Act should contact their own tax advisors having regard to their own particular circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on conversion, redemption or maturity of the Debentures will, on the date of closing of this Offering, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than, in the case of Debentures, a deferred profit sharing plan for the benefit of employees of the Trust) and registered education savings plans. The limit on holding foreign property for Exempt Plans, registered pension plans and other taxpayers formerly subject to tax under Part XI of the Tax Act has been repealed for months that end after 2004.

RISK FACTORS

An investment in the securities of the Trust is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" at pages 42 to 48 of the AIF as well as the following risk factors.

Possible Failure to Realize Anticipated Benefits of Either or Both of the Acquisitions

The Trust is proposing to complete the Acquisitions to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Acquisitions and future acquisitions the Trust may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's and the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Trust. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of these and future acquisitions.

Possible Failure to Complete Either or Both of the Acquisitions

The Acquisitions are subject to normal commercial risk that either or both of the Acquisitions may not be completed on the terms negotiated or at all. If the closing of the Markedon Acquisition does not take place by the Termination Time, the Markedon Purchase Agreement or any amendment thereto is terminated at any earlier time or if the Trust has advised the Underwriters or announced to the public at any earlier time that it does not intend to proceed with the Markedon Acquisition, the Debentures shall mature on the Initial Maturity Date.

Operational and Reserves Risks Relating to the Markedon Assets and the Monroe Assets

The risk factors set forth in the AIF and in this short form prospectus relating to the oil and natural gas business and the operations and reserves of Esprit apply equally in respect of the assets that the Trust is acquiring pursuant to the Acquisitions. In particular, the Reserves and recovery information contained in the AJM Markedon Report in respect of the Markedon Assets and in the AJM Monroe Report in respect of the Monroe Assets are only estimates and the actual production from and ultimate Reserves of those properties may be less than the estimates contained in such reports. See "Effect of Acquisitions on the Trust".

Market for Securities

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the offering, or if developed, that such a market will be sustained at the price level of the Offering.

Prior Ranking Indebtedness; Absence of Covenant Protection

The Debentures will be subordinate to all Senior Indebtedness including any indebtedness or liabilities to trade or other creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Other than as described herein, including the limitation described under "Details of the Debentures – Limitation on Issuance of Additional Debentures", the Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Indenture does not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust. However, the Trust Indenture, among other things, provides operating investment guidelines, mandates the making of distributions and specifies the nature of its business.

Dilutive Effects on Holders of Trust Units

The Trust may determine to redeem outstanding Debentures for Trust Units or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Trust Units. Accordingly, holders of Trust Units may suffer dilution.

Reliance on Short-Term Debt

As at June 30, 2005, the Trust was indebted under the Revolving Credit Facility in the amount of $137,495,000. See "Consolidated Capitalization of the Trust". Any variation in interest rates on, the principal repayment schedule for, or the need to refinance, the Revolving Credit Facility could result in significant changes to the amount the Trust is required to apply to service this debt. As the Revolving Credit Facility requires the Trust to give priority to the lenders under the Revolving Credit Facility ahead of Unitholders with respect to the assets of the Trust and the Corporation, and amounts due and owing to lenders under the Revolving Credit Facility must be paid before any distribution can be made to Unitholders, any such variation in interest rates or repayment schedule or the need to refinance the Revolving Credit Facility could result in an interruption of distributions. As the Revolving Credit Facility is secured against the assets of the Trust, Debentureholders would rank behind the lenders of the Revolving Credit Facility upon an insolvency of the Trust.

Further, although the Trust believes the Revolving Credit Facility is sufficient for its current needs, there can be no assurance that the amount of credit available thereunder will be adequate for the financial obligations of the Corporation, that additional funds can be obtained or that, upon expiration, the Revolving Credit Facility can be refinanced on terms acceptable to the Trust or its lenders. Any such increase in the amount of funds borrowed or interruption in the availability of credit by the Trust could result in an interruption of distributions.

Liability of Promoters

Although the Corporation has signed this short form prospectus as a promoter under applicable Canadian securities laws, the Corporation is a wholly-owned subsidiary of the Trust. As a result, any exercise of the purchasers' statutory rights against the Corporation as a promoter under this short form prospectus will provide limited incremental economic value relative to the purchasers' statutory rights against the Trust.

MATERIAL CONTRACTS

The only material contracts entered into by the Trust or to which the Trust will become a party on or prior to the closing of the Offering, other than in the ordinary course of business, are as follows.

(a) the Trust Indenture;

(b) the Administration Agreement;

(c) the Markedon Purchase Agreement;

(d) the Monroe Purchase Agreement;

(e) the Underwriting Agreement; and

(f) the Indenture.

Copies of the foregoing documents, following their execution where not yet executed, may be examined during normal business hours at the office of the Trust located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 during the course of distribution of the Debentures.

PROMOTER

The Corporation may be considered to be a promoter of the Trust by reason of its initiative in organizing the business and affairs of the Trust. For further information on the relationship between the Trust and the Corporation, see "Esprit Energy Trust" in this short form prospectus and "Esprit Energy Trust and Esprit Exploration Ltd." in the AIF.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings against the Trust and material to the Trust to which the Trust or the Corporation is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to the Trust or the Corporation to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENTS

Consent of KPMG LLP

We have read the short form prospectus (the "Prospectus") of Esprit Energy Trust (the "Trust") dated July •, 2005 relating to the qualification for distribution of $100,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 15, 2005 (except as to note 14(b) which is as of March 17, 2005).

Calgary, Canada
July •, 2005

Chartered Accountants

Consent of Deloitte & Touche LLP

We have read the short form prospectus (the "Prospectus") of Esprit Energy Trust (the "Trust") dated July •, 2005 relating to the qualification for distribution of $100,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the Prospectus of our report to the shareholders of Resolute Energy Inc. on the consolidated balance sheets of Resolute Energy Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flow for each of the years then ended. Our report is dated March 14, 2005.

Calgary, Alberta
July •, 2005

Chartered Accountants

SCHEDULE A

INFORMATION CONCERNING THE MARKEDON ASSETS

The Corporation has reviewed the estimates provided in the AJM Markedon Report and the AJM Monroe Report and has developed its own internal estimates of the Reserves attributable to the Markedon Assets and the Monroe Assets. These internally generated estimates reflect the Corporation's more conservative view as to the quantities of such Reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Acquisitions. See "Effect of the Acquisitions on the Trust".

As the Trust does not currently own the Markedon Assets, the following information has been summarized from information obtained from Markedon and other third parties. **While the Trust has no reason to believe the information is not accurate, there can be no assurances concerning the completeness or accuracy of such information in respect of the Markedon Assets.**

The Reserves data for the Markedon Assets set forth below is based upon an evaluation by AJM with an effective date of June 1, 2005 contained in the AJM Markedon Report. The Reserves data summarizes the Reserves of the Markedon Assets and the net present values of future net revenue for these Reserves using Constant prices and costs and Forecast prices and costs. References to production herein indicate the relevant party's working interest share prior to the deduction of royalties owned by others. Except where otherwise indicated, the Reserves data conforms to the requirements of National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities.*

All Reserves associated with the Markedon Assets are located in Canada, specifically, in the Province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the **fair market value of the Reserves. There is no assurance that the Constant prices and costs or Forecast prices and costs or other assumptions will be attained and variances could be material.**

Principal Properties

Richdale/Berry

Located in southeastern Alberta, the Richdale/Berry property produces from the Richdale Banff A Pool. Markedon has a 65% working interest in this property. The Richdale Banff A Pool, was discovered in 2003 with the 07-05-029-13 W4M well. Since then, gross production has increased to almost 1,200 Bbls/d of oil from a total of six wells.

Development plans for this property consist of downspacing the existing standard quarter section spacing (160 acres) to two wells per quarter section (80 acres).

Manyberries

The Manyberries area is located at Townships 4 to 5 and Ranges 4 and 5 W4M in southeastern Alberta. Markedon's assets in the area consist of working interests in four Units and several non-unit producers. Working interests vary, ranging from 36 to 54 percent and the majority of production non-operated.

Development plans include four additional locations and two injectors in the Sunburst JJ Unit. Additional upside may be realized from implementing high volume lift.

Aden

Also in southeastern Alberta, the Aden property is located in Township 1, Range 10 W4M, approximately 75 miles southwest of Medicine Hat. Working interest in this operated property is 100%. Production is from the Lower Mannville A pool and consists of one producing oil well and two water injection wells.

Pakowki

The Pakowki property is located in Townships 5 and 6, Ranges 6 to 8 W4M, approximately 54 miles south of Medicine Hat in southeastern Alberta. This operated property consists of three producing Sunburst B oil wells with working interests of 100%.

Reserves Data (Constant Prices and Costs)

The following table provides Reserves data and future net revenues associated with the Markedon Assets based on the AJM Markedon Report using Constant prices and costs.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

	RESERVES[1]							
	Light and Medium Oils		Heavy Oils		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (MBbl)	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)	Gross (MBbl)	Net (MBbl)
Proved								
Developed Producing	1,071	879	0	0	2,760	2,243	16	12
Developed Non-Producing	0	0	0	0	1,620	1,154	0	0
Undeveloped	697	569	0	0	2,463	2,078	13	10
Total Proved	1,768	1,448	0	0	6,843	5,475	29	22
Probable	1,014	859	0	0	3,440	2,701	15	10
Total Proved Plus Probable	2,782	2,307	0	0	10,283	8,176	44	32

Note:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.

NET PRESENT VALUES OF FUTURE NET REVENUE[1]

	Before Income Taxes Discounted At (%/Year)					After Income Taxes Discounted At (%/Year)				
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	51,602	43,237	37,589	33,547	30,497	38,831	32,451	28,170	25,112	22,806
Developed Non-Producing	8,084	6,033	4,667	3,718	3,032	5,502	4,109	3,180	2,532	2,065
Undeveloped	32,731	27,649	23,816	20,847	18,484	22,060	18,320	15,515	13,353	11,638
Total Proved	92,417	76,919	66,072	58,112	52,013	66,393	54,880	46,865	40,997	36,509
Probable	54,902	40,394	31,739	25,977	21,867	36,933	26,953	21,015	17,067	14,253
Total Proved Plus Probable	147,319	117,313	97,811	84,089	73,880	103,326	81,833	67,880	58,064	50,762

Note:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.

TOTAL FUTURE NET REVENUE[1]
(UNDISCOUNTED)
AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties[2] (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves...........	152,313	27,170	23,044	8,792	889	92,418	26,025	66,393
Proved Plus Probable Reserves...........	236,498	41,059	35,234	11,997	889	147,319	43,993	103,326

Notes:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.
(2) Royalties include mineral tax and are net of Alberta Royalty Tax Credit ("ARTC").

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)
Proved Reserves................................	Light and Medium Crude Oil (including solution gas and other by-products)	58,778
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	7,294
Proved Plus Probable Reserves.........	Light and Medium Crude Oil (including solution gas and other by-products)	89,683
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products by excluding solution gas from oil wells)	8,129

Reserves Data (Forecast Prices and Costs)

The following table provides Reserves data and future net revenues associated with the Markedon Assets based on the AJM Markedon Report using the Forecast prices and costs.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS

	RESERVES[1]							
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (MBbl)	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)	Gross (MBbl)	Net (MBbl)
Proved								
Developed Producing	1,064	873	0	0	2,753	2,237	16	12
Developed Non-Producing...........	0	0	0	0	1,620	1,155	0	0
Undeveloped	699	571	0	0	2,460	2,076	13	9
Total Proved	1,763	1,444	0	0	6,833	5,468	29	21
Probable	1,008	853	0	0	3,438	2,701	15	11
Total Proved Plus Probable	2,771	2,297	0	0	10,271	8,169	44	32

Note:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.

NET PRESENT VALUES OF FUTURE NET REVENUE[1]

	Before Income Taxes Discounted At (%/Year)					After Income Taxes Discounted At (%/Year)				
Reserves Category	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**
Proved										
Developed Producing...	45,566	39,599	35,066	31,689	29,081	34,683	29,960	26,443	23,840	21,836
Developed Non-Producing......................	8,541	6,327	4,871	3,869	3,151	5,810	4,307	3,317	2,635	2,145
Undeveloped.................	30,010	25,657	22,288	19,639	17,507	20,222	16,977	14,484	12,534	10,975
Total Proved	84,117	71,583	62,225	55,197	49,739	60,715	51,244	44,244	39,009	34,956
Probable	49,087	36,292	28,709	23,658	20,040	33,059	24,215	18,992	15,519	13,033
Total Proved Plus Probable	133,203	107,875	90,934	78,855	69,779	93,774	75,459	63,236	54,528	47,989

Note:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS[1]

Reserves Category	Revenue (M$)	Royalties[2] (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	147,423	26,577	26,778	8,861	1,090	84,117	23,401	60,716
Proved Plus Probable Reserves	228,128	40,004	41,673	12,090	1,158	133,203	39,429	93,774

Notes:
(1) The numbers shown are as represented in the AJM Markedon Report. Slight differences due to rounding.
(2) Royalties include mineral tax and are net of ARTC.

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	54,466
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	7,759
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	81,869
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products by excluding solution gas from oil wells)	9,065

Notes:
(1) Slight differences due to rounding.
(2) The cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the AJM Markedon Report operating costs are assumed to escalate at 2% per annum.

Pricing Assumptions

The following tables set forth the benchmark reference prices and pricing assumptions used in the Reserves data for the Markedon Assets and, in the case of Forecast prices and costs, the inflation rate assumption.

SUMMARY OF PRICING ASSUMPTIONS
AS OF MAY 31, 2005[1]

CONSTANT PRICES AND COST

Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40⁰ API ($Cdn/Bbl)	Hardisty Heavy 12⁰ API ($Cdn/Bbl)	Natural Gas[1] AECO Gas Price ($Cdn/MMBtu)	Natural Gas Liquids FOB Field Gate[2] ($Cdn/Bbl)	Exchange Rate[3] ($US/Cdn)
2004	51.97	62.77	39.73	6.80	40.80	0.7994

Notes:

(1) This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.

(2) Butane prices.

(3) The exchange rate used to generate the benchmark reference prices in this table.

SUMMARY OF PRICING ASSUMPTIONS
AS OF MARCH 31, 2005

FORECAST PRICES AND COST

Year	WTI Nymex ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Natural Gas AECO Gas Price ($Cdn/mmbtu)	NYMEX ($US/mmbtu)	Edmonton Condensate ($Cdn/Bbl)	Inflation Rates %/Year	Exchange Rate ($US/$Cdn)
Forecast							
2005	52.00	62.30	7.50	7.15	65.40	2.0	0.82
(7 months)	52.00	62.30	7.50	7.15	65.40	2.0	0.82
2006	50.95	61.00	7.50	7.15	64.05	2.0	0.82
2007	49.95	59.80	7.40	7.10	62.80	2.0	0.82
2008	47.75	57.10	7.10	6.80	59.95	2.0	0.82
2009	46.55	55.65	6.70	6.50	58.45	2.0	0.82
2010	44.15	52.70	6.50	6.30	55.35	2.0	0.82
2011	40.55	48.30	7.00	6.75	50.70	2.0	0.82
2012	41.35	49.30	7.20	6.90	51.75	2.0	0.82
2013	42.15	50.30	7.40	7.05	52.80	2.0	0.82
2014	43.00	51.30	7.50	7.15	53.85	2.0	0.82
2015	43.85	52.35	7.70	7.30	54.95	2.0	0.82
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.82

Landholdings

The following table sets out for the Markedon Assets the developed and undeveloped landholdings as at June 1, 2005.

	Undeveloped		Developed		Total	
	Gross	Net	Gross	Net	Gross	Net
Alberta	16,480	13,842	16,400	11,352	32,880	25,194
British Columbia	3,520	3,520	0	0	3,520	3,520
Total	20,000	17,362	16,400	11,352	36,400	28,714

There are no lands which will expire in 2005.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells in which the Corporation will acquire a working interest, pursuant to the Markedon Acquisition.

	Producing Wells				Shut-in Wells[1]			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	44	25.3	12	9.1	13	6.7	5	4.1

Note:

(1) "Shut-in Wells" refers to wells that have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells are located no further than one kilometer from existing pipelines.

Capital Expenditures

The following table sets out capital expenditures for the Markedon Assets for the categories and for the years ended October 31, 2004 and 2003.

	Year Ended October 31, 2004 ($ thousands)	Year Ended October 31, 2003 ($ thousands)
Land and seismic	345	468
Drilling and completions	2,456	3,104
Facilities and equipment	1,630	2,063
Property acquisitions	-	-
Other	-	-
Total	4,431	5,635

Drilling Activity

In regards to the Markedon Assets, Markedon participated in the drilling of four wells (three of which were completed) in the Berry area and the drilling and completion of one well in the Warner area in the year ended October 31, 2004.

History – Daily Sales Volumes and Netbacks and Capital Expenditures

The following tables summarize certain information in respect of daily volumes, netbacks and capital expenditures in respect of the Markedon Assets for the periods indicated. Current production from the Markedon Assets is approximately 1,320 BOE/d, consisting of 2.157 MMcf/d of natural gas, 960 Bbls/d of crude oil and NGL.

	Three Months Ended			
	January 31, 2004	**April 30, 2004**	**July 31, 2004**	**October 31, 2004**
Production				
Oil and NGLs (Bbls/d)	508	436	368	623
Natural gas (Mcf/d)	1,729	1,451	1,259	1,338
Oil equivalent (BOE/d) (6:1)	796	677	577	846
Netbacks per BOE				
Revenue	38.12	41.45	45.45	50.43
Royalties	(7.23)	(8.08)	(7.99)	(11.76)
Production expenses	(7.26)	(9.51)	(9.85)	(7.78)
Netback	23.63	23.86	27.61	30.89
Netbacks per Mcf – Natural Gas				
Revenue	6.23	6.24	6.95	6.04
Royalties	(1.34)	(1.39)	(1.46)	(1.33)
Production expenses	(1.21)	(1.59)	(1.64)	(1.80)
Netback	3.68	3.26	3.85	2.91
Capital Expenditures ($thousands)				
Land and seismic	233	(1)	21	91
Drilling and completion	436	224	872	925
Facilities and equipment	418	55	505	652
Property acquisitions	-	-	-	-
Corporate acquisition	-	-	-	-
Other	-	-	-	-
Total	1,087	278	1,398	1,668

Production History

The following table summarizes average daily production, before deduction of royalties, during the periods indicated for the Markedon Assets.

	Year Ended October 31, 2004	**Year Ended October 31, 2003**
Crude Oil and NGL (Bbls/d)	482	408
Natural Gas (Mcf/d)	1,476	1,581
Oil equivalent (BOE/d) (6:1)	729	672

Future Commitments

As at June 1, 2005, there were no hedging contracts in place in regards to the Markedon Assets.

Additional Information Relating to Reserves Data

Undeveloped Reserves

As of June 1, 2005, 711 MBbls of oil and 2,460 MMcf of natural gas to proved undeveloped reserves and 1,023 MBbls of oil and 3,438 MMcf of natural gas to probable reserves were attributable to the Markedon Assets. Undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Proved Undeveloped Reserves are based on future close-in extension drilling locations in known pools identified by AJM and Markedon. Probable Undeveloped Reserves are based on step-out drilling to known pools. The Corporation intends to proceed with development of these Reserves in the next two years.

Future Development Costs

The following table describes forecast for future development costs for the Markedon Assets. The costs are presented by reserve category and quoted for no discount and a discount rate of ten percent.

	2005 (M$)		2006 (M$)		2007 (M$)	
Reserve Category	**0%**	**10%**	**0%**	**10%**	**0%**	**10%**
Proved						
Constant Price and Cost Case	5,454	5,454	3,330	3,010	0	0
Forecast Price and Cost Case	5,454	5,454	3,371	3,047	0	0
Proved plus Probable						
Constant Price and Cost Case	7,371	7,371	4,629	4,198	0	0
Forecast Price and Cost Case	7,371	7,371	4,683	4,247	0	0

The AJM Markedon Report does not include any future development costs after 2007, except for $35,600 in 2010. Future development costs will be funded primarily from the cash flow of the Markedon Assets which is expected to exceed the future development cost requirements.

Other Oil And Gas Information

Abandonment & Reclamation Costs

Abandonment and reclamation costs have been estimated by AJM based on data specific to the operating areas of the Markedon Assets as provided by the EUB. This data and the procedures used for calculating abandonment and reclamation liabilities is consistent with those endorsed by the EUB using their "Licensee Liability Rating System". These costs have been included in the AJM Markedon Report for the life of the Markedon Assets.

The Corporation expects to incur approximately $903,000 in abandonment and reclamation costs. No wells are expected to be abandoned in the next three years. A total of $903,000 has been deducted in future reserve estimates.

Costs Incurred

During the year ended October 31, 2004, $2,100,000 was incurred for development expenditures and $400,000 for exploration expenditures.

Production Estimates

The following table summarizes the total estimated proved developed producing production using Constant prices and costs and Forecast prices and costs for 2005.

	Estimated Production (Constant Prices and Costs)	Estimated Production (Forecast Prices and Costs)
Natural Gas (Mcf/d)	2,095	2,095
Oil and NGLs (Bbls/d)	832	832
Boe/d	1,181	1,181

Tax

The Trust does not expect to pay income tax in the foreseeable future.

SCHEDULE B

INFORMATION CONCERNING THE MONROE ASSETS

The Corporation has reviewed the estimates provided in the AJM Markedon Report and the AJM Monroe Report and has developed its own internal estimates of the Reserves attributable to the Markedon Assets and the Monroe Assets. These internally generated estimates reflect the Corporation's more conservative view as to the quantities of such Reserves and was used by the Corporation as the basis for its assessment of and decision to undertake the Acquisitions. See "Effect of the Acquisitions on the Trust".

As the Trust does not currently own the Monroe Assets, the following information has been summarized from information obtained from Monroe and other third parties. **While the Trust has no reason to believe the information is not accurate, there can be no assurances concerning the completeness or accuracy of such information in respect of the Monroe Assets.**

The Reserves data for the Monroe Assets set forth below is based upon an evaluation by AJM with an effective date of June 1, 2005 contained in the AJM Monroe Report. The Reserves data summarizes the Reserves of the Monroe Assets and the net present values of future net revenue for these Reserves using Constant prices and costs and Forecast prices and costs. References to production herein indicate the relevant party's working interest share prior to the deduction of royalties owned by others. Except where otherwise indicated, the Reserves data conforms to the requirements of National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities.*

All Reserves associated with the Monroe Assets are located in Canada, specifically, in the Province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the Reserves. There is no assurance that the Constant prices and costs or Forecast prices and costs or other assumptions will be attained and variances could be material.

Principal Properties

Richdale/Berry

Located in southeastern Alberta, the Richdale/Berry property produces from the Richdale Banff A Pool. Monroe has a 35% working interest in this property. The Richdale Banff A Pool, was discovered in 2003 with the 07-05-029-13 W4M well. Since then, gross production has increased to almost 1,200 Bbls/d of oil from a total of six wells.

Development plans for this property consist of downspacing the existing standard quarter section spacing (160 acres) to two wells per quarter section (80 acres).

Reserves Data (Constant Prices and Costs)

The following table provides Reserves data and future net revenues associated with the Monroe Assets based on the AJM Monroe Report using Constant prices and costs.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

RESERVES[1]

Reserves Category	Light and Medium Oils Gross (MBbl)	Light and Medium Oils Net (MBbl)	Heavy Oils Gross (MBbl)	Heavy Oils Net (MBbl)	Natural Gas Gross (MMcf)	Natural Gas Net (MMcf)	Natural Gas Liquids Gross (MBbl)	Natural Gas Liquids Net (MBbl)
Proved								
Developed Producing	376	290	0	0	937	746	6	5
Developed Non-Producing	0	0	0	0	829	582	0	0
Undeveloped	264	214	0	0	691	568	5	3
Total Proved	640	504	0	0	2,457	1,896	11	8
Probable	308	244	0	0	1,428	1,086	6	4
Total Proved Plus Probable	948	748	0	0	3,885	2,982	17	12

Note:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.

NET PRESENT VALUES OF FUTURE NET REVENUE[1]

Reserves Category	Before Income Taxes Discounted At (%/Year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	After Income Taxes Discounted At (%/Year) 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	18,157	15,273	13,317	11,919	10,866	13,225	11,156	9,741	8,725	7,953
Developed Non-Producing	4,165	3,076	2,353	1,852	1,493	2,836	2,096	1,605	1,265	1,020
Undeveloped	13,141	11,210	9,796	8,723	7,875	8,889	7,532	6,536	5,776	5,180
Total Proved	35,463	29,559	25,466	22,494	20,234	24,950	20,784	17,882	15,766	14,153
Probable	19,372	14,105	11,085	9,119	7,734	13,040	9,466	7,413	6,075	5,130
Total Proved Plus Probable	54,835	43,664	36,551	31,613	27,968	37,990	30,250	25,295	21,841	19,283

Note:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.

TOTAL FUTURE NET REVENUE[1]
(UNDISCOUNTED)
AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties[2] (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	54,717	10,891	5,869	2,268	225	35,463	10,513	24,950
Proved Plus Probable Reserves	82,821	16,518	8,485	2,757	225	54,836	16,845	37,991

Notes:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.
(2) Royalties include mineral tax and are net of ARTC.

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF JUNE 1, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	23,697
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,769
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	34,173
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products by excluding solution gas from oil wells)	2,378

Reserves Data (Forecast Prices and Costs)

The following table provides Reserves data and future net revenues associated with the Monroe Assets based on the AJM Monroe Report using the Forecast prices and costs.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS

	RESERVES[1]							
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (MBbl)	Net (MBbl)	Gross (MBbl)	Net (MBbl)	Gross (MMcf)	Net (MMcf)	Gross (MBbl)	Net (MBbl)
Proved								
Developed Producing	376	291	0	0	937	746	6	5
Developed Non-Producing	0	0	0	0	829	583	0	0
Undeveloped	265	213	0	0	692	569	5	3
Total Proved	640	504	0	0	2,457	1,897	11	8
Probable	308	245	0	0	1,428	1,087	6	5
Total Proved Plus Probable	948	749	0	0	3,885	2,984	17	12

Note:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.

	NET PRESENT VALUES OF FUTURE NET REVENUE[1]									
	Before Income Taxes Discounted At (%/Year)					After Income Taxes Discounted At (%/Year)				
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	16,362	14,261	12,619	11,403	10,470	12,024	10,477	9,273	8,378	7,687
Developed Non-Producing	4,392	3,216	2,445	1,917	1,540	2,989	2,191	1,668	1,308	1,052
Undeveloped	12,161	10,520	9,282	8,323	7,558	8,235	7,069	6,189	5,508	4,966
Total Proved	32,915	27,997	24,346	21,643	19,569	23,248	19,737	17,130	15,194	13,705
Probable	18,323	13,275	10,436	8,606	7,320	12,321	8,906	6,975	5,728	4,851
Total Proved Plus Probable	51,238	41,272	34,782	30,249	26,890	35,569	28,643	24,105	20,922	18,566

Note:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.

TOTAL FUTURE NET REVENUE[1]
(UNDISCOUNTED)
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS

Reserves Category	Revenue (M$)	Royalties[2] (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	53,299	10,658	7,190	2,283	253	32,915	9,668	23,248
Proved Plus Probable Reserves	81,013	16,157	10,585	2,775	258	51,238	15,668	35,570

Notes:
(1) The numbers shown are as represented in the AJM Monroe Report. Slight differences due to rounding.
(2) Royalties include mineral tax and are net of ARTC.

FUTURE NET REVENUE[1]
BY PRODUCTION GROUP
AS OF JUNE 1, 2005

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year)[1][2] (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	22,455
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,891
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	32,253
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products by excluding solution gas from oil wells)	2,529

Notes:
(1) Slight differences due to rounding.
(2) The cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the AJM Monroe Report operating costs are assumed to escalate at 2% per annum.

Pricing Assumptions

The following tables set forth the benchmark reference prices and pricing assumptions used in the Reserves data for the Monroe Assets and, in the case of Forecast prices and costs, the inflation rate assumption.

SUMMARY OF PRICING ASSUMPTIONS
AS OF MAY 31, 2005[1]

CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40^0 API ($Cdn/Bbl)	Hardisty Heavy 12^0 API ($Cdn/Bbl)	Natural Gas[1] AECO Gas Price ($Cdn/MMBtu)	Natural Gas Liquids FOB Field Gate[2] ($Cdn/Bbl)	Exchange Rate[3] ($US/Cdn)
2004	51.97	62.77	39.37	6.80	40.80	0.7994

Notes:
(1) This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.
(2) Butane prices.
(3) The exchange rate used to generate the benchmark reference prices in this table.

SUMMARY OF PRICING ASSUMPTIONS AS OF MARCH 31, 2005

FORECAST PRICES AND COST

Year	WTI Nymex ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Natural Gas AECO Gas Price ($Cdn/mmbtu)	NYMEX ($US/mmbtu)	Edmonton Condensate ($Cdn/Bbl)	Inflation Rates %/Year	Exchange Rate ($US/$Cdn)
Forecast							
2005....................	52.00	62.30	7.50	7.15	65.40	2.0	0.82
(7 months)..........	52.00	62.30	7.50	7.15	65.40	2.0	0.82
2006....................	50.95	61.00	7.50	7.15	64.05	2.0	0.82
2007....................	49.95	59.80	7.40	7.10	62.80	2.0	0.82
2008....................	47.75	57.10	7.10	6.80	59.95	2.0	0.82
2009....................	46.55	55.65	6.70	6.50	58.45	2.0	0.82
2010....................	44.15	52.70	6.50	6.30	55.35	2.0	0.82
2011....................	40.55	48.30	7.00	6.75	50.70	2.0	0.82
2012....................	41.35	49.30	7.20	6.90	51.75	2.0	0.82
2013....................	42.15	50.30	7.40	7.05	52.80	2.0	0.82
2014....................	43.00	51.30	7.50	7.15	53.85	2.0	0.82
2015....................	43.85	52.35	7.70	7.30	54.95	2.0	0.82
2016+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.82

Landholdings

The following table sets out for the Monroe Assets the developed and undeveloped landholdings as at June 1, 2005.

	Undeveloped		Developed		Total	
	Gross	*Net*	*Gross*	*Net*	*Gross*	*Net*
Alberta	2,080	720	960	336	3,040	1,056
Total	2,080	720	960	336	3,040	1,056

There are no lands which will expire in 2005.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells in which the Corporation will acquire a working interest, pursuant to the Monroe Acquisition.

	Producing Wells				Shut-in Wells(1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	6	2.10	1	.35	1	.35	0	0

Note:

(1) "Shut-in Wells" refers to wells that have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells are located no further than one kilometer from existing pipelines.

Capital Expenditures

The following table sets out capital expenditures for the Monroe Assets for the categories and for the years ended December 31, 2004 and 2003.

	Year Ended December 31, 2004 ($ thousands)	Year Ended December 31, 2003 ($ thousands)
Land and seismic	(46)	190
Drilling and completions	1,214	544
Facilities and equipment	688	27
Property acquisitions	-	-
Other	-	2
Total	1,856	763

Drilling Activity

In regards to the Monroe Assets, Monroe participated in the drilling and completion of 7 gross (2.2 net) wells in the Richdale/Berry area in 2004.

History – Daily Sales Volumes and Netbacks and Capital Expenditures

The following tables summarize certain information in respect of daily volumes, netbacks and capital expenditures in respect of the Monroe Assets for the periods indicated. Current production from the Monroe Assets is approximately 525 BOE/d, consisting of 757 Mcf/d of natural gas, 399 Bbls/d of crude oil and NGL.

	2004			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Production				
Oil and NGLs (Bbls/d)	84	204	65	86
Natural gas (Mcf/d)	154	234	105	156
Oil equivalent (BOE/d) (6:1)	110	243	82	112
Netbacks per BOE				
Revenue	49.61	53.33	46.08	41.63
Royalties	(11.31)	(15.74)	(9.59)	(9.51)
Production expenses	(15.40)	(4.76)	(7.19)	(9.69)
Netback	22.90	32.83	29.30	22.43
Netbacks per Mcf – Natural Gas				
Revenue	7.12	6.64	7.59	7.02
Royalties	(1.30)	(1.12)	(0.93)	(1.44)
Production expenses	(2.57)	(0.79)	(1.20)	(1.61)
Netback	3.25	4.73	5.46	3.97
Capital Expenditures ($thousands)				
Land and seismic	(72)	23	(65)	68
Drilling and completion	511	450	251	2
Facilities and equipment	216	385	79	8
Property acquisitions	0	0	0	0
Corporate acquisition	0	0	0	0
Other	0	0	0	0
Total	655	858	265	78

Production History

The following table summarizes average daily production, before deduction of royalties, during the periods indicated for the Monroe Assets.

	Year Ended December 31, 2004	Year Ended December 31, 2003
Crude Oil and NGL (Bbls/d)	110	58
Natural Gas (Mcf/d)	162	126
Oil equivalent (BOE/d) (6:1)	137	79

Future Commitments

As at June 1, 2005, there were no hedging contracts in place in regards to the Monroe Assets.

Additional Information Relating to Reserves Data

Undeveloped Reserves

As of June 1, 2005, 270 MBbls of oil and 690 MMcf of natural gas to proved undeveloped reserves and 314 MBbls of oil and 1,428 MMcf of natural gas to probable reserves were attributable to the Monroe Assets. Undeveloped reserves are reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Proved Undeveloped Reserves are based on future close-in extension drilling locations in known pools identified by AJM and Monroe. Probable Undeveloped Reserves are based on step-out drilling to known pools. The Corporation intends to proceed with development of these Reserves in the next two years.

Future Development Costs

The following table describes forecast for future development costs for the Monroe Assets. The costs are presented by reserve category and quoted for no discount and a discount rate of ten percent.

	2005 (M$)		2006 (M$)		2007 (M$)	
Reserve Category	**0%**	**10%**	**0%**	**10%**	**0%**	**10%**
Proved						
Constant Price and Cost Case	1,471	1,471	802	726	0	0
Forecast Price and Cost Case	1,471	1,471	812	735	0	0
Proved plus Probable						
Constant Price and Cost Case	1,715	1,715	1,047	948	0	0
Forecast Price and Cost Case	1,715	1,715	1,060	959	0	0

The AJM Monroe Report does not include any future development costs after 2006. Future development costs will be funded primarily from the cash flow of the Monroe Assets which is expected to exceed the future development cost requirements.

Other Oil And Gas Information

Abandonment & Reclamation Costs

Abandonment and reclamation costs have been estimated by AJM based on data specific to the operating areas of the Monroe Assets as provided by the EUB. This data and the procedures used for calculating abandonment and reclamation liabilities is consistent with those endorsed by the EUB using their "Licensee Liability Rating System". These costs have been included in the AJM Monroe Report for the life of the Monroe Assets.

The Corporation expects to incur approximately $33,000 in abandonment and reclamation costs. No wells are expected to be abandoned in the next three years. A total of $33,000 has been deducted in future reserve estimates.

Costs Incurred

During the year ended December 31, 2004, $1,100,000 was incurred for development costs and $100,000 for exploration expenditures.

Production Estimates

The following table summarizes the total estimated proved developed producing production using Constant prices and costs and Forecast prices and costs for 2005.

	Estimated Production (Constant Prices and Costs)	**Estimated Production (Forecast Prices and Costs)**
Natural Gas (Mcf/d)	732	732
Oil and NGLs (Bbls/d)	335	335
Boe/d	457	457

Tax

The Trust does not expect to pay income tax in the foreseeable future.

CERTIFICATE OF THE TRUST AND THE PROMOTER

Dated: July 11, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value of the market price of the securities distributed.

ESPRIT ENERGY TRUST,
***by its administrator,* ESPRIT EXPLORATION LTD.**

(signed) "Stephen J. Savidant"
President and Chief Executive Officer

(signed) "Stephen B. Soules"
Executive Vice President and
Chief Financial Officer

On behalf of the Board of Directors

(signed) "D. Michael G. Stewart"
Director

(signed) "W. Mark Schweitzer"
Director

The Promoter

ESPRIT EXPLORATION LTD.

(signed) "Stephen J. Savidant"
President and Chief Executive Officer

(signed) "Stephen B. Soules"
Executive Vice President and
Chief Financial Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: July 11, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value of the market price of the securities distributed.

CIBC World Markets Inc.
(signed) "Arthur Korpach"

Scotia Capital Inc.
(signed) "Mark Herman"

National Bank Financial Inc.
(signed) "L. Trevor Anderson"

RBC Dominion Securities Inc.
(signed) "Robi Contrada"

FirstEnergy Capital Corp.
(signed) "Hugh R. Sanderson"

Peters & Co. Limited
(signed) "Bradley P.D. Fedora"

First Associates Investments Inc.
(signed) "Terris N. Chorney"

BOWNE
PRINTED IN CANAC
O17344

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces du Canada; toutefois, ce document n'est pas dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que l'autorité en valeurs mobilières n'ait visé le prospectus.

Les titres offerts par le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa et uniquement par les personnes autorisées à les vendre. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité de ces titres. Quiconque donne à entendre le contraire commet une infraction. Ces titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933, *dans sa version modifiée (la « Loi de 1933 ») et ne peuvent être offerts ou vendus aux États-Unis sauf dans le cadre d'opérations exemptées des exigences d'inscription de la Loi de 1933. Par conséquent, le présent prospectus simplifié ne constitue pas une offre de vente ou la sollicitation d'une offre d'achat visant ces titres aux États-Unis. Se reporter à la rubrique intitulée « Mode de placement ».*

PROSPECTUS SIMPLIFIÉ PROVISOIRE

Nouvelle émission — Le 11 juillet 2005


ESPRIT
ENERGY TRUST

100 000 000 $
débentures subordonnées non garanties prorogeables convertibles à 6,50 %

Le présent prospectus simplifié permet le placement de débentures subordonnées non garanties prorogeables convertibles à 6,50 % d'un capital global de 100 000 000 $ (les « débentures ») d'Esprit Energy Trust (la « Fiducie ») au prix de 1 000 $ la débenture. Les débentures portent intérêt au taux annuel de 6,50 %, payable semestriellement le 30 juin et le 31 décembre de chaque année, à compter du 31 décembre 2005. La date d'échéance initiale des débentures est fixée au 31 août 2005 (la « date d'échéance initiale »).

Si la clôture de l'acquisition par Esprit Exploration Ltd. (la « Société »), administrateur de la Fiducie, de l'ensemble des actions de Markedon Energy Ltd. (l' « acquisition de Markedon »), comme il est plus amplement décrit à la rubrique intitulée « Faits récents – Les acquisitions » a lieu avant le moment de la résiliation (comme ce terme est défini ci-après), la date d'échéance sera automatiquement reportée par rapport à la date d'échéance initiale jusqu'au 31 décembre 2010 (la « date d'échéance finale »). Si la clôture de l'acquisition de Markedon n'a pas lieu avant 17 h (heure de Calgary) le 31 août 2005, si la convention d'achat de Markedon (comme ce terme est défini aux présentes) ou toute modification à celle-ci est résiliée plus tôt ou encore si la Fiducie a avisé les preneurs fermes ou annoncé publiquement qu'elle n'a pas l'intention de réaliser l'acquisition de Markedon (dans tous les cas, le « moment de la résiliation »), les débentures viendront à échéance à la date d'échéance initiale. Se reporter à la rubrique intitulée « Modalités des débentures ».

PRIVILÈGE DE CONVERSION DES DÉBENTURES

Chaque débenture sera convertible en parts de fiducie de la Fiducie (les « parts de fiducie ») au gré du porteur d'une débenture en tout temps avant la fermeture des bureaux à la première des éventualités suivantes à survenir, soit la date d'échéance initiale ou la date d'échéance finale, selon le cas, et le jour ouvrable (comme ce terme est défini aux présentes) précédant immédiatement la date déterminée par la Fiducie pour le rachat des débentures, au prix de conversion de 13,85 $ la part de fiducie, sous réserve de rajustements dans certains cas. Les porteurs qui convertissent leurs débentures recevront l'intérêt cumulé et impayé sur celles-ci jusqu'à la date de conversion. Malgré ce qui précède, aucune débenture ne pourra être convertie au cours des cinq jours ouvrables précédant le 30 juin et le 31 décembre, chaque année, à compter du 31 décembre 2005, puisque les registres du fiduciaire des débentures (comme ce terme est défini aux présentes), seront fermés au cours de ces périodes.

Les parts de fiducie émises et en circulation sont inscrites à la cote de la Bourse de Toronto (la « TSX ») sous le symbole « EEE.UN ». La Fiducie a demandé l'inscription à la cote de la TSX des débentures faisant l'objet du placement aux termes du présent prospectus simplifié et des parts de fiducie pouvant être émises dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures. L'inscription de ces titres sera assujettie au respect par la Fiducie de la totalité des exigences d'inscription de cette Bourse. Le 6 juillet 2005, soit le dernier jour de Bourse précédant l'annonce publique du placement des débentures (le « placement »), le cours de clôture des parts de fiducie à la TSX était de 12,28 $ la part de fiducie. Les modalités du placement ont été déterminées par voie de négociation entre la Société, pour le compte de la Fiducie, et Marchés mondiaux CIBC Inc., Scotia Capitaux Inc., Financière Banque Nationale inc., RBC Dominion valeurs mobilières Inc., Corporation FirstEnergy Capital, Peters & Co. Limited et Investissements Premiers Associés Inc. (collectivement, les « preneurs fermes »).

	Prix d'offre ($)	Rémunération des preneurs fermes ($)	Produit net revenant à la Fiducie[1] ($)
La débenture	1 000	40	960
Total des débentures	100 000 000	4 000 000	96 000 000

Notes :
1) Avant déduction des dépenses du placement, évaluées à 500 000 $, qui seront prélevées sur les fonds généraux de la Fiducie.

Marchés mondiaux CIBC inc., Scotia Capitaux Inc., Financière Banque Nationale inc. et RBC Dominion valeurs mobilières Inc. sont des filiales en propriété exclusive directes ou indirectes de banques canadiennes qui sont des prêteurs de la Société. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » de ces preneurs fermes au sens de la législation en valeurs mobilières canadienne applicable. Se reporter à la rubrique intitulée « Liens entre la Fiducie et certains preneurs fermes ».

De l'avis des conseillers juridiques, sous réserve des qualifications et des hypothèses dont il est question à la rubrique intitulée « Incidences fiscales fédérales canadiennes », les débentures et les parts de fiducie pouvant être émises dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures constitueront, à la date de clôture du présent placement, des placements admissibles aux termes de la Loi de l'impôt (comme ce terme est défini aux présentes) pour des fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices (à l'exception d'un régime de participation différée au bénéfice destiné aux employés de la Fiducie) et des régimes enregistrés d'épargne-études. La limite sur la détention de biens étrangers pour les régimes exonérés (comme ce terme est défini aux présentes), les régimes de pension agréés et les autres contribuables anciennement assujettis à l'impôt aux termes de la partie XI de la Loi de l'impôt a été retirée pour les mois qui prennent fin après 2004. Se reporter aux rubriques intitulées « Incidences fiscales fédérales canadiennes » et « Admissibilité aux fins de placement ».

Le rendement après impôt d'un placement dans des parts de fiducie pour les porteurs de parts (comme ce terme est défini aux présentes) assujettis à l'impôt sur le revenu canadien peut être composé à la fois d'un rendement du capital et d'un remboursement de capital. Cette situation dépendra, en partie, de la composition à des fins fiscales des distributions versées par la Fiducie (dont certaines tranches seront entièrement ou partiellement imposables ou pourront constituer des remboursements de capital non imposables). La composition à des fins fiscales de ces distributions peut varier au fil du temps, touchant ainsi le rendement après impôt pour les porteurs de parts. Le rendement du capital est généralement imposé comme un revenu ordinaire entre les mains des porteurs de parts. Les remboursements de capital sont généralement non imposables pour un porteur de parts qui est un résident canadien (mais ils réduisent à des fins fiscales le prix de base rajusté pour le porteur de la part de fiducie).

Les preneurs fermes offrent conditionnellement, pour leur propre compte, les débentures, sous réserve de leur vente préalable et sous réserve de leur émission par la Fiducie et de leur livraison et de leur acceptation par les preneurs fermes conformément aux conditions figurant dans la convention de prise ferme dont il est question à la rubrique intitulée « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique relatives au placement par Bennett Jones LLP, pour le compte de la Fiducie, et par Blake, Cassels & Graydon, s.r.l., pour le compte des preneurs fermes.

Les souscriptions pour les débentures seront reçues sous réserve du droit de les rejeter ou de les attribuer en totalité ou en partie et du droit de clore les registres de souscription en tout temps sans préavis. La clôture devrait avoir lieu vers le 28 juillet 2005, ou à toute autre date dont pourront convenir la Fiducie et les preneurs fermes mais dans tous les cas, au plus tard le 29 août 2005. Les certificats représentant le capital global des débentures seront émis sous forme nominative à La Caisse canadienne de dépôt de valeur limitée (la « CDS ») et seront déposés auprès de la CDS à la date de clôture. Aucun certificat attestant les débentures ne sera émis aux souscripteurs, sauf dans certaines circonstances limitées, et l'inscription sera consignée dans le service de dépôt de la CDS. Les souscripteurs de débentures ne recevront qu'une confirmation du client du preneur ferme ou d'un autre courtier inscrit qui est un adhérent à la CDS et par l'intermédiaire duquel un intérêt bénéficiaire dans les débentures est acquis. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du placement, réaliser des opérations qui stabiliseront ou maintiendront le cours des débentures ou des parts de fiducie à des niveaux autres que ceux qui existeraient autrement sur le marché libre. Se reporter à la rubrique intitulée « Mode de placement ».

Le rendement d'un placement dans la Fiducie n'est pas comparable au rendement d'un placement dans un titre à revenu fixe. La récupération d'un placement initial dans la Fiducie est risquée, et le rendement prévu de ce placement est établi en fonction de diverses hypothèses concernant le rendement. Bien que la Fiducie ait l'intention de verser des distributions de son encaisse disponible aux porteurs de parts, ces distributions en espèces pourraient être réduites ou suspendues. **Rien ne garantit que des distributions en espèces seront versées.** La somme réelle distribuée dépendra de divers facteurs, y compris les prix des marchandises, le rendement financier des filiales de la Fiducie, les titres de créance, les exigences liées au fonds de roulement et les exigences futures en matière de capitaux. En outre, la valeur marchande des parts de fiducie peut diminuer en raison de nombreux facteurs, y compris si les distributions en espèces de la Fiducie diminuent dans l'avenir, et cette baisse pourrait être importante.

Il est primordial qu'un épargnant examine les facteurs de risque précis qui peuvent toucher la stabilité des distributions versées par la Fiducie. Se reporter, par exemple, aux risques intitulés « Dépendance envers la Société », « Estimation des réserves », « Épuisement des réserves », « Volatilité des prix du pétrole et du gaz naturel », « Questions liées à l'exploitation », « Risques liés à l'acquisition », « Concurrence », « Titres de créance », « Retard dans les distributions en espèces », « Échec possible de la matérialisation des avantages prévus de l'une ou des deux acquisitions », « Impossibilité éventuelle de réaliser l'une ou l'autre des acquisitions », « Risques liés à l'exploitation et aux réserves inhérents à l'actif de Markedon et à l'actif de Monroe » et « Dépendance envers une dette à court terme » à la rubrique intitulée « Facteurs de risque » dans le présent document et à la rubrique intitulée « Facteurs de risque » figurant dans la notice annuelle (comme ce terme est défini aux présentes) intégrée par renvoi aux présentes. Ces rubriques décrivent également l'évaluation que fait la Fiducie de ces facteurs de risque, ainsi que les conséquences éventuelles pour un épargnant si un risque devait se matérialiser. La Fiducie n'a pas obtenu de note de stabilité d'une agence de notation indépendante concernant la stabilité et la durabilité relatives des flux de distributions en espèces de la Fiducie. La Fiducie pourrait examiner la possibilité d'obtenir une note de stabilité d'une agence de notation indépendante dans l'avenir.

Ni les débentures ni les parts de fiducie ne constituent des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurés aux termes des dispositions de cette loi ou d'une autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite aux termes d'une loi sur les sociétés de prêt ou de fiducie puisqu'elle n'exerce pas les activités d'une société de fiducie ni n'en a l'intention.

À l'heure actuelle, il n'existe aucun marché par l'intermédiaire duquel les débentures peuvent être vendus et les souscripteurs pourraient ne pas être en mesure de revendre les débentures acquis aux termes du présent prospectus simplifié.

TABLE DES MATIÈRES

ÉNONCÉS PROSPECTIFS

Certains énoncés figurant dans le présent prospectus simplifié, et dans certains documents intégrés par renvoi au présent prospectus simplifié, constituent des énoncés prospectifs. L'emploi de termes comme « anticiper », « continuer », « estimer », « prévoir », « projeter », « croire » ainsi que l'emploi du futur et d'expressions semblables vise à marquer les énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus qui peuvent faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux prévus dans ces énoncés prospectifs. La Fiducie et la Société estiment que les attentes reflétées dans ces énoncés prospectifs sont raisonnables, mais rien ne garantit que ces attentes seront exactes. On ne devrait pas se fier indûment aux énoncés prospectifs figurant dans le présent prospectus simplifié ou qui y sont intégrés par renvoi. Ces énoncés sont valides uniquement à la date du présent prospectus simplifié ou à la date précisée dans les documents intégrés par renvoi au présent prospectus simplifié, selon le cas.

Plus particulièrement, le présent prospectus simplifié et les documents intégrés par renvoi renferment des énoncés prospectifs relatifs à ce qui suit :

- les caractéristiques de rendement des propriétés de pétrole et de gaz naturel de la Société;
- les niveaux de production du pétrole et du gaz naturel;
- la taille des réserves de pétrole et de gaz naturel;
- les prix et les coûts futurs ainsi que la sensibilité connexe des distributions;
- l'offre et la demande pour le pétrole et le gaz naturel;
- les attentes concernant la capacité de réunir du capital et d'ajouter de façon continue des réserves grâce à des acquisitions et à la mise en valeur;
- le traitement aux termes des régimes de réglementation et des lois fiscales des gouvernements;
- les programmes de dépenses en immobilisations.

Les résultats réels pourraient différer considérablement de ceux prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-après et figurant ailleurs dans le présent prospectus simplifié et dans les documents qui y sont intégrés par renvoi :

- la volatilité des cours du pétrole et du gaz naturel;
- les obligations inhérentes aux activités liées au pétrole et au gaz naturel;
- les incertitudes associées à l'estimation des réserves de pétrole et le gaz naturel;
- la concurrence visant, notamment, le capital, les acquisitions de réserves, les terrains non mis en valeur et le personnel compétent;
- les évaluations inexactes de la valeur des acquisitions et des programmes d'exploration et de mise en valeur;
- les problèmes liés à la géologie, à la technique, au forage et au traitement;
- les changements apportés aux lois de l'impôt sur le revenu ou aux lois fiscales et aux programmes incitatifs relatifs à l'industrie et aux fiducies de revenu pétrolières et gazières;
- l'échec de la matérialisation des avantages prévus des acquisitions, y compris les acquisitions;
- les autres facteurs dont il est question à la rubrique intitulée « Facteurs de risque », y compris les facteurs de risque intégrés par renvoi au présent prospectus simplifié.

Les énoncés relatifs aux « réserves » ou aux « ressources » sont réputés être des énoncés prospectifs, puisqu'ils comportent l'évaluation implicite, basée sur certaines estimations et hypothèses, que les ressources et les réserves décrites peuvent faire l'objet d'une production rentable dans l'avenir. Les lecteurs devraient savoir que la liste susmentionnée des facteurs n'est pas exhaustive. Les énoncés prospectifs figurant dans le présent prospectus simplifié et dans les documents intégrés par renvoi aux présentes sont expressément visés par cette mise en garde. Ni la Fiducie ni la Société ne comptent mettre à jour ou réviser publiquement les énoncés prospectifs, à l'exception de ce qui est requis aux termes de la législation en valeurs mobilières applicable.

MESURES HORS PCGR

Dans le présent prospectus simplifié et dans les documents qui y sont intégrés par renvoi, la Fiducie utilise les expressions « flux de trésorerie », « flux de trésorerie par part », « dette nette », « ratio de la dette à long terme sur les flux de trésorerie », « bénéfice distribuable » et « revenus nets » à titre d'indicateurs du rendement financier et afin de faciliter l'analyse comparative. Ces mesures ne sont pas des mesures reconnues par les principes comptables généralement reconnus du Canada (les « PCGR ») et elles n'ont pas de signification normalisée prescrite par les PCGR. Par conséquent, ces mesures, telles qu'elles sont définies par la Fiducie, peuvent ne pas être comparables à des mesures semblables présentées par d'autres émetteurs. Les investisseurs sont avisés du fait que les « flux de trésorerie » et les « flux de trésorerie par part » ne doivent pas être perçus comme un substitut au bénéfice net, aux flux de trésorerie liés aux activités d'exploitation ni à d'autres mesures du rendement financier calculées conformément aux PCGR. La Fiducie considère que les « flux de trésorerie » constituent une mesure importante étant donné qu'ils démontrent la capacité qu'a la Fiducie de générer les flux de trésorerie nécessaires au versement des distributions, au remboursement de la dette et au financement des dépenses en immobilisations futures. La Fiducie considère que la « dette nette » constitue une mesure utile de l'effet de levier financier total de la Fiducie. La Fiducie considère que le « ratio de la dette à long terme sur les flux de trésorerie » constitue une mesure utile permettant de comparer l'effet de levier financier de la Fiducie avec celui de ses pairs. La Fiducie considère que les « revenus nets » constituent une mesure utile pour comparer les résultats de la Fiducie avec ceux de ses pairs. Le montant des flux de trésorerie ne peut pas être garanti et les distributions futures peuvent varier.

ABRÉVIATIONS

Dans le présent prospectus simplifié, les abréviations énumérées ci-après ont le sens qui est indiqué :

« **API** » désigne des degrés American Petroleum Institute, soit une mesure de la densité des hydrocarbures.

« **b** » désigne un baril.

« **b/j** » désigne le nombre de barils par jour.

« **bep** » désigne des barils équivalent pétrole. Un baril équivalent pétrole est déterminé en convertissant un volume de gaz naturel en barils en utilisant le ratio de 6 kpi^3 pour un baril. Les bep peuvent être trompeurs, particulièrement s'ils sont utilisés seuls. Le ratio de conversion des bep de 6 kpi^3:1b est établi en fonction d'une méthode de conversion d'équivalence de l'énergie applicable principalement au bec du brûleur et ne représente pas une équivalence de valeur à la tête du puits.

« **bep/j** » désigne un baril équivalent pétrole par jour.

« **Gpi^3** » désigne un milliard de pieds cubes.

« **kb** » désigne un millier de barils.

« **kbep** » désigne un millier de barils équivalent pétrole.

« **kpi^3** » désigne un millier de pieds cubes.

« **kpi^3/j** » désigne un millier de pieds cubes par jour.

« **LGN** » désigne des liquides de gaz naturel.

« **Mb** » désigne un million de barils.

« **Mbep** » désigne un million de barils équivalent pétrole.

« **Mpi^3** » désigne un million de pieds cubes.

« **Mpi^3/j** » désigne un million de pieds cubes par jour.

Les termes au singulier uniquement comprennent le pluriel et vice versa, et les termes au masculin comprennent le féminin et vice versa. À moins d'indication contraire, dans le présent prospectus simplifié, le numéraire est exprimé en dollars canadiens.

DÉFINITIONS

Dans le présent prospectus simplifié, les termes énumérés ci-après ont le sens qui suit :

« **acquisition de Markedon** » désigne l'acquisition par la Société de la totalité des actions émises et en circulation de Markedon;

« **acquisition de Monroe** » désigne l'acquisition par la Société de la totalité des actions émises et en circulation de Monroe;

« **acquisition de Resolute** » désigne l'arrangement entré en vigueur le 29 avril 2005 effectué aux termes des dispositions de l'article 193 de la loi intitulée *Business Corporations Act* (Alberta) entre la Fiducie, la Société, Resolute et d'autres parties, aux termes duquel la Fiducie a acquis indirectement la majorité des éléments d'actif pétroliers et gaziers de Resolute;

« **acquisitions** » désigne l'acquisition de Markedon et l'acquisition de Monroe;

« **acte de fiducie** » désigne l'acte de fiducie devant intervenir à la date de la clôture du placement entre la Fiducie, la Société et le fiduciaire des débentures, régissant les modalités des débentures;

« **actif de Markedon** » désigne les propriétés de pétrole et de gaz naturel de Markedon;

« **actif de Monroe** » désigne les propriétés de pétrole et de gaz naturel de Monroe;

« **actif de Resolute** » désigne les propriétés pétrolières et gazières de Resolute acquises indirectement par la Fiducie aux termes de l'acquisition de Resolute;

« **actions échangeables** » désigne les actions échangeables du capital de la Société;

« **actions ordinaires** » désigne les actions ordinaires du capital de la Société;

« **AJM** » désigne AJM Petroleum Consultants, conseillers techniques pétroliers et géologiques indépendants de Calgary, en Alberta;

« **ARC** » désigne l'Agence du revenu du Canada;

« **arrangement relatif à Esprit** » désigne l'arrangement, qui est entré en vigueur le 1er octobre 2004, effectué aux termes des dispositions de l'article 192 de la LCSA, entre la Fiducie, la Société, Esprit Acquisition Corp., Esprit Exchangeco Ltd. et d'autres parties;

« **billet** » ou « **billets** » désigne les billets non garantis subordonnés émis par la Société en faveur de la Fiducie;

« **bruts** » ou « **brutes** » désigne :

a) relativement à la participation d'un émetteur dans une production ou des réserves, les « réserves brutes d'un émetteur » qui correspondent à la part de la participation directe (avec et sans exploitation) de l'émetteur avant la déduction des redevances et sans inclure les droits de redevances de cet émetteur;

b) relativement aux puits, le nombre total de puits dans lesquels l'émetteur possède une participation;

c) relativement aux propriétés, la zone totale de propriétés dans lesquelles l'émetteur a une participation;

« **CDS** » désigne La Caisse canadienne de dépôt de valeurs limitée;

« **CIAR** » désigne le crédit ou les réductions à l'égard des redevances à la Couronne qui sont versées ou créditées par la Couronne, y compris celles payées ou créditées aux termes de la loi intitulée *Alberta Corporate Tax Act*, qui sont communément appelées « crédit de l'Alberta au titre des redevances »;

« **conseil d'administration** » désigne le conseil d'administration de la Société;

« **conseil des fiduciaires** » désigne le conseil des fiduciaires de la Fiducie;

« **convention d'achat de Markedon** » désigne la convention d'achat d'actions datée du 7 juillet 2005 entre la Société, Markedon et chacun des actionnaires de Markedon, aux termes de laquelle les actionnaires ont convenu de vendre, et la Société a convenu d'acheter, la totalité des actions émises et en circulation de Markedon;

« **convention d'achat de Monroe** » désigne la convention d'achat d'actions datée du 7 juillet 2005 entre la Société, Monroe et chacun des actionnaires de Monroe, aux termes de laquelle les actionnaires ont convenu de vendre, et la Société a convenu d'acheter, la totalité des actions émises et en circulation de Monroe;

« **convention d'administration** » désigne la convention d'administration modifiée et mise à jour datée du 30 juin 2005 conclue entre la Fiducie et la Société;

« **convention de fiducie** » désigne la convention de fiducie datée du 16 août 2004, dans sa version modifiée et mise à jour le 30 septembre 2004 et le 30 juin 2005, aux termes de laquelle la Fiducie a été créée, dans sa version modifiée à l'occasion;

« **convention de prise ferme** » désigne la convention de prise ferme datée du 11 juillet 2005 conclue entre la Société, la Fiducie et les preneurs fermes concernant le placement;

« **convention relative à la PRN** » désigne la convention relative à la participation au revenu net datée du 1er octobre 2004 entre la Société et la Fiducie;

« **convention relative aux billets** » désigne la convention relative aux billets conclue entre la Société et Société de fiducie Computershare du Canada régissant l'émission des billets;

« **date d'échéance finale** » désigne le 31 décembre 2010, soit la date à laquelle les débentures viendront à échéance si l'acquisition de Markedon est réalisée avant le moment de la résiliation;

« **date d'échéance initiale** » désigne le 31 août 2005;

« **débentures** » désigne les débentures subordonnées non garanties prorogeables convertibles à 6,50 % de la Fiducie offertes aux termes du présent prospectus simplifié;

« **dette de premier rang** » désigne le capital et la prime, s'il y a lieu, ainsi que l'intérêt sur ceux-ci et les autres sommes relatives à l'ensemble des dettes, du passif et des obligations de la Fiducie (qu'ils soient impayés à la date de l'acte de fiducie ou créés, engagés, pris en charge ou garantis par la suite), y compris les réclamations de créanciers commerciaux et d'autres créanciers, à l'exception des dettes attestées par les débentures et toutes les autres débentures existantes et futures ou les autres documents de la Fiducie qui, selon les modalités du document créant ou attestant la dette, sont considérés comme étant de rang égal aux débentures ou subordonnés à celles-ci en ce qui a trait au droit de paiement;

« **droits postérieurs à l'arrangement** » désigne les droits octroyés aux termes de l'arrangement relatif à Esprit qui, avant la reclassification, permettaient au porteur de recevoir de la Fiducie une part de catégorie A ou une part de catégorie B, selon le cas, à la remise à l'agent des transferts de la Fiducie d'une déclaration de résidence dûment remplie et signée et qui, après la reclassification, permettent au porteur de recevoir de la Fiducie une part de fiducie

en communiquant avec l'agent des transferts de la Fiducie;

« **États-Unis** » ou « **É.-U.** » désigne les États-Unis d'Amérique;

« **EUB** » désigne l'Alberta Energy and Utilities Board;

« **fiduciaire des débentures** » désigne Société de fiducie Computershare du Canada, ou une entité remplaçante aux termes de l'acte de fiducie;

« **Fiducie** » désigne Esprit Energy Trust, fiducie formée sous le régime des lois de l'Alberta;

« **GLJ** » désigne Gilbert Laustsen Jung Associates Ltd., conseillers techniques géologiques et pétroliers de Calgary, en Alberta;

« **jour ouvrable** » désigne un jour, qui n'est pas un samedi, un dimanche ou un jour férié, où les banques de l'endroit où une mesure doit être prise aux termes des présentes sont généralement ouvertes pour des opérations bancaires commerciales;

« **LCSA** » désigne la *Loi canadienne sur les sociétés par actions*, dans sa version modifiée, y compris son règlement d'application;

« **Loi de 1933** » désigne la loi intitulée *Securities Act of 1933*, dans sa version modifiée;

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), L.R.C. 1985, c. 1 (5e supplément), dans sa version modifiée, y compris son règlement d'application;

« **Markedon** » désigne Markedon Energy Ltd.;

« **moment de la résiliation** » désigne la première des éventualités suivantes à survenir, à savoir (i) 17 h (heure de Calgary) le 31 août 2005, si l'acquisition de Markedon n'est pas entrée en vigueur à ce moment; (ii) l'heure et la date, s'il y a lieu, à laquelle la convention d'achat de Markedon ou toute modification apportée à celle-ci est résiliée; et (iii) l'heure et la date, s'il y a lieu, à laquelle la Fiducie avise les preneurs fermes ou annonce publiquement qu'elle n'a pas l'intention de donner suite à l'acquisition de Markedon.;

« **Monroe** » désigne Monroe Energy Inc.;

« **nets** » ou « **nettes** » désigne :

a) relativement à la participation d'un émetteur dans une production ou dans des réserves, les « réserves brutes de l'émetteur », qui correspondent à la part de la participation directe (avec et sans exploitation) de l'émetteur après la déduction des obligations de redevances, majorée des droits de redevances de l'émetteur dans la production ou les réserves;

b) relativement aux puits, le nombre de puits obtenus en totalisant la participation directe de l'émetteur dans chacun de ses puits bruts;

c) relativement à la participation d'un émetteur dans une propriété, la zone totale dans laquelle l'émetteur possède une participation multipliée par la participation directe détenue par l'émetteur;

« **notice annuelle** » désigne la notice annuelle de renouvellement révisée de la Fiducie datée du 31 mars 2005 pour l'exercice terminé le 31 décembre 2004;

« **parts de fiducie** » désigne les parts de la Fiducie;

« **parts de fiducie de catégorie A** » désigne les parts de fiducie de catégorie A du capital de la Fiducie qui existent immédiatement avant la reclassification dont il est question à la rubrique intitulée « Faits récents – Reclassification des parts de fiducie »;

« **parts de fiducie de catégorie B** » désigne les parts de fiducie de catégorie B du capital de la Fiducie qui existent immédiatement avant la reclassification dont il est question à la rubrique intitulée « Faits récents – Reclassification des parts de fiducie »;

« **parts spéciales comportant droit de vote** » désigne les parts spéciales comportant droit de vote de la Fiducie pouvant être émises aux termes de la convention de fiducie;

« **PCGR** » désigne les principes comptables généralement reconnus au Canada;

« **placement** » désigne le placement, aux termes du présent prospectus simplifié, de débentures d'un capital global de 100 000 000 $;

« **porteur de parts** » désigne un porteur de parts de fiducie;

« **porteurs de débentures** » désigne les porteurs de débentures à l'occasion;

« **preneurs fermes** » désigne, collectivement, Marchés mondiaux CIBC Inc., Scotia Capitaux Inc., Financière Banque Nationale inc., RBC Dominion valeurs mobilières Inc., Corporation FirstEnergy Capital, Peters & Co. Limited et Investissements Premiers Associés Inc.;

« **prix de rachat** » désigne le prix auquel les débentures peuvent être rachetées, soit 1,050 $ la débenture après le 31 décembre 2008 et au plus tard le 31 décembre 2009, et 1,025 $ la débenture après le 31 décembre 2009 et avant la date d'échéance finale;

« **prix et coûts constants** » désigne les prix et coûts utilisés dans une estimation :

a) qui représentent les prix et les coûts de l'émetteur à la date de prise d'effet de l'estimation, qui sont maintenus constants au cours des durées de vie estimatives des propriétés auxquelles l'estimation s'applique;

b) s'ils constituent des prix ou des coûts futurs fixes ou actuellement déterminables auxquels l'émetteur est légalement lié par une obligation contractuelle ou une autre obligation d'offrir un produit physique, y compris ceux pour une période de prolongation d'un contrat qui est susceptible d'être prolongé, ces prix ou ces coûts plutôt que les prix et les coûts dont il est question au paragraphe a);

« **prix et coûts prévisionnels** » désigne les prix et coûts futurs :

a) qui sont généralement acceptables comme une perspective d'avenir raisonnable;

b) s'ils constituent des prix ou des coûts futurs fixes ou actuellement déterminables auxquels l'émetteur est légalement lié par une obligation contractuelle ou une autre obligation d'offrir un produit physique, y compris ceux pour une période de prolongation d'un contrat qui est susceptible d'être prolongé, ces prix ou ces coûts plutôt que les prix et les coûts dont il est question au paragraphe a);

« **PRN** » désigne la participation au revenu net octroyée aux termes de la convention relative à la PRN;

« **rapport AJM sur Markedon** » désigne l'évaluation technique indépendante des réserves de pétrole, de LGN et de gaz naturel de Markedon préparée par AJM, datée du 10 mai 2005 et avec prise d'effet le 1er juin 2005;

« **rapport AJM sur Monroe** » désigne l'évaluation technique indépendante des réserves de pétrole, de LGN et de gaz naturel de Monroe préparée par AJM, datée du 11 mai 2005 et avec prise d'effet le 1er juin 2005;

« **rapport GLJ sur Esprit** » désigne l'évaluation technique indépendante des réserves de pétrole, de LGN et de gaz naturel de la Société préparée par GLJ, datée du 15 mars 2005 et avec prise d'effet le 31 décembre 2004;

« **rapport GLJ sur Resolute** » désigne l'évaluation technique indépendante des réserves de pétrole, de LGN et de gaz naturel à l'égard de l'actif de Resolute préparée par GLJ, datée du 6 juillet 2005 et avec prise d'effet le 31 décembre 2004;

« **régimes exonérés** » désigne les régimes enregistrés d'épargne-retraite, les fonds enregistrés de revenu de retraite, les régimes de participation différée aux bénéfices et les régimes enregistrés d'épargne-études;

« **réserves** » désigne les quantités restantes estimatives de pétrole, de gaz naturel et de substances apparentées qu'on prévoit pouvoir récupérer de gisements connus, à partir d'une date donnée, en fonction de ce qui suit :

a) l'analyse des données de forage ainsi que des données géologiques, géophysiques et techniques;

b) l'utilisation de la technologie connue;

c) des conditions économiques précises, généralement acceptées comme raisonnables et indiquées;

« **réserves mises en valeur** » désigne les réserves qu'on prévoit récupérer par l'entremise de puits existants et d'installations actuelles ou, à défaut d'installations déjà montées, dont la mise en production nécessiterait des dépenses peu élevées (par exemple, comparativement au coût de forage d'un puits);

« **réserves mises en valeur exploitées** » désigne les réserves qu'on prévoit récupérer d'intervalles d'achèvement ouverts au moment de l'estimation. Ces réserves peuvent être exploitées à l'heure actuelle ou bien, si elles sont inutilisées, elles doivent avoir été mises en production antérieurement, et la date de reprise de la production doit être connue avec une certitude raisonnable;

« **réserves non mises en valeur** » désigne les réserves qu'on prévoit récupérer à partir de gisements connus dont la mise en production nécessiterait des dépenses considérables (par exemple, comparativement aux coûts du forage d'un puits). Elles doivent respecter pleinement les critères de la catégorie de réserves (par exemple, prouvées ou probables) à laquelle elles sont attribuées;

« **réserves probables** » désigne les réserves additionnelles pour lesquelles la certitude de récupération est inférieure à celle des réserves prouvées. Il est tout aussi probable que les quantités restantes effectivement récupérées seront supérieures ou inférieures à la somme des réserves prouvées et des réserves probables estimatives. Il existe une probabilité d'au moins 50 % que les quantités effectivement récupérées seront égales ou supérieures à la somme des réserves prouvées et des réserves probables estimatives;

« **réserves prouvées** » désigne les réserves qu'on estime avec une certitude élevée pouvoir récupérer. Il existe une probabilité d'au moins 90 % que les quantités effectivement récupérées seront égales ou supérieures aux réserves prouvées estimatives;

« **Resolute** » désigne Resolute Energy Inc.;

« **TSX** » désigne la Bourse de Toronto.

DOCUMENTS INTÉGRÉS PAR RENVOI

Des renseignements sont intégrés par renvoi au présent prospectus simplifié qui proviennent de documents déposés auprès des commissions des valeurs mobilières ou d'autres autorités analogues au Canada. On peut obtenir sans frais des exemplaires des documents intégrés par renvoi aux présentes sur demande adressée au vice-président, Finances, et secrétaire général de la Société au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1, téléphone : (403) 213-3700, télécopieur : (403) 213-3710. Aux fins de la province de Québec, le présent prospectus simplifié renferme des renseignements conçus pour être complétés par la consultation du dossier d'information. On peut obtenir un exemplaire du dossier d'information auprès du vice-président, Finances, et secrétaire général de la Société à l'adresse et au numéro de téléphone susmentionnés. De plus, on peut obtenir des exemplaires des documents intégrés par renvoi aux présentes auprès des commissions des valeurs mobilières ou autorités analogues au Canada par l'intermédiaire du site Web de SEDAR à l'adresse www.sedar.com.

Les documents suivants de la Fiducie sont déposés auprès des diverses commissions des valeurs mobilières ou autorités analogues dans les provinces du Canada, et sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle;

b) la circulaire d'information de la direction de la Fiducie datée du 31 mars 2005 relative à l'assemblée annuelle des porteurs de parts de la Fiducie qui a eu lieu le 12 mai 2005, à l'exception des rubriques intitulées « Rapport sur la rémunération de la haute direction », « Graphique de rendement » et « Annexe A – Énoncés des pratiques en matière de régie d'entreprise »;

c) les bilans consolidés vérifiés de la Fiducie aux 31 décembre 2004 et 2003 et les états consolidés des résultats et du déficit et des flux de trésorerie pour les exercices terminés à ces dates, ainsi que les notes y afférentes et le rapport des vérificateurs;

d) le rapport de gestion de la Fiducie au 31 décembre 2004 et pour l'exercice terminé à cette date;

e) le bilan consolidé non vérifié de la Fiducie au 31 mars 2005 et les états des résultats nets et du déficit et des flux de trésorerie pour le trimestre terminé à cette date, y compris les notes y afférentes;

f) le rapport de gestion de la Fiducie au 31 mars 2005 et pour le trimestre terminé à cette date;

g) la déclaration de changement important de la Fiducie datée du 14 mars 2005 relative à l'acquisition de Resolute;

h) la déclaration de changement important de la Fiducie datée du 30 juin 2005 relative à la reclassification;

i) la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005 relative à l'acquisition de Resolute;

j) la déclaration de changement important de la Fiducie datée du 11 juillet 2005 relative à l'acquisition de Markedon et à l'acquisition de Monroe;

k) les bilans consolidés vérifiés de Resolute aux 31 décembre 2004 et 2003 ainsi que les états consolidés des résultats, des bénéfices non répartis (du déficit) et des flux de trésorerie pour les exercices terminés à ces dates, ainsi que les notes y afférentes et le rapport des vérificateurs s'y rattachant, comme ces documents figurent dans la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005;

l) le bilan consolidé non vérifié de Resolute au 31 mars 2005 et l'état consolidé des résultats, des bénéfices non répartis (du déficit) et des flux de trésorerie pour la période de trois mois terminée les 31 mars 2005 et 2004, ainsi que les notes y afférentes, comme ces documents figurent dans la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005;

m) le bilan consolidé pro forma non vérifié de la Fiducie au 31 mars 2005 ainsi que les états consolidés pro forma non vérifiés des résultats de la Fiducie pour l'exercice terminé le 31 décembre 2004 et pour la période de trois mois terminée le 31 mars 2005, tenant compte de l'acquisition de Resolute, comme ces documents figurent dans la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005.

Les déclarations de changement important (à l'exception des déclarations confidentielles), les états financiers intermédiaires comparatifs, les états financiers annuels comparatifs et le rapport des vérificateurs s'y rattachant ainsi que les circulaires d'information (à l'exclusion des rubriques qui n'ont pas à être intégrées par renvoi aux présentes aux termes de la Norme canadienne 44-101 intitulée *Placement de titres au moyen d'un prospectus simplifié* des Autorités canadiennes en valeurs mobilières) déposés par la Fiducie auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada après la date du présent prospectus simplifié et avant la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Toute déclaration figurant dans un document intégré par renvoi ou réputé être intégré par renvoi aux présentes est réputée modifiée ou remplacée aux fins du présent prospectus simplifié dans la mesure où une déclaration figurant aux présentes ou dans tout autre document déposé ultérieurement qui est également ou est réputé être intégré par renvoi aux présentes modifie ou remplace cette déclaration. La déclaration de modification ou de remplacement n'a pas à énoncer qu'elle modifie ou remplace une déclaration antérieure ou à inclure tout autre renseignement énoncé dans le document qu'elle modifie ou remplace. Le fait de faire une déclaration de remplacement ou de modification n'est pas réputé constituer une admission, à quelque fin que ce soit, que la déclaration modifiée ou remplacée constituait, lorsqu'elle a été faite, une déclaration fausse ou trompeuse portant sur un fait important ou une omission de déclarer un fait important qui doit être déclaré ou qui est nécessaire pour qu'une déclaration ne soit pas trompeuse à la lumière des circonstances dans lesquelles elle a été faite. Toute déclaration ainsi modifiée ou remplacée n'est pas réputée, sauf dans la mesure où elle est ainsi modifiée ou remplacée, faire partie du présent prospectus simplifié.

SOMMAIRE

Le texte qui suit est un sommaire de certains renseignements figurant dans le présent prospectus simplifié, il est visé dans son intégralité par les renseignements plus détaillés figurant ailleurs dans le présent prospectus simplifié et il devrait être lu en se rapportant à ceux-ci.

La Fiducie

La Fiducie est une fiducie de placement non constituée en société à capital variable régie par les lois de la province d'Alberta et créée aux termes de la convention de fiducie. Le siège social de la Fiducie est situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1. La Fiducie a été formée le 16 août 2004 et a commencé ses activités le 1er octobre 2004 à la suite de la réalisation de l'arrangement relatif à Esprit.

Les acquisitions

Acquisition de Markedon

Le 7 juillet 2005, la Société a conclu la convention d'achat de Markedon aux termes de laquelle elle a convenu d'acquérir la totalité des actions émises et en circulation de Markedon moyennant un prix d'achat global d'environ 72 500 000 $, sous réserve de rajustements à la clôture. Le prix d'achat sera financé indirectement par la Fiducie, en utilisant le produit tiré du placement. Se reporter à la rubrique intitulée « Emploi du produit ».

L'actif de Markedon est composé d'actifs pétroliers, gaziers et de LGN situés principalement en Alberta. À l'heure actuelle, les éléments d'actif produisent environ 1 320 bep/j, composés de 2 157 kpi^3/j de gaz naturel et de 960 b/j de LGN et de pétrole. La Société exploitera 90 % de la production acquise et détiendra diverses participations directes dans les propriétés qui s'élèveront en moyenne à 86 %. Par suite de l'acquisition de Markedon, la Société fera également l'acquisition de 17 362 acres nets de terres non mises en valeur. Outre l'ajout d'occasions d'expansion à l'interne, la Société estime que les éléments d'actif permettent de diversifier son actif, réduisant ainsi les risques liés à l'exploitation.

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Markedon. Ces estimations produites à l'interne reflètent une évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation de l'acquisition de Markedon et pour prendre la décision de réaliser cette acquisition.

Selon le rapport AJM sur Markedon, l'acquisition de Markedon ajoutera, avant la déduction des droits de redevances, environ 2,931 Mbep de réserves prouvées et 4,527 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 4,534 Gpi^3 de gaz naturel et à 1,158 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 1,914 Mbep de réserves prouvées totales comparativement à 2,931 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 6,8 Gpi^3 de gaz naturel et à 2,51 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 3,640 Mbep de réserves prouvées et de réserves probables comparativement à 4,527 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon.

En fonction de la production actuelle, l'actif de Markedon aura un indice de durée de vie des réserves d'environ 9,4 années (en fonction des réserves prouvées et probables) et de 6,1 années (en fonction des réserves prouvées totales). Veuillez consulter l'annexe A intitulée « Information concernant l'actif de Markedon » ainsi que la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

La clôture de l'acquisition de Markedon devrait avoir lieu le 8 août 2005 ou à une date ultérieure convenue par les parties. À l'heure actuelle, la Société est en train de réaliser un contrôle préalable sur l'environnement et les titres relativement à l'actif de Markedon. La clôture est assujettie aux conditions habituelles d'opérations de cette nature.

Acquisition de Monroe

Le 7 juillet 2005, la Société a conclu la convention d'achat de Monroe dans le cadre de laquelle elle a convenu d'acheter la totalité des actions émises et en circulation de Monroe moyennant un prix d'achat global d'environ 28 750 000 $, sous réserve de rajustements à la clôture. Le prix d'achat sera financé indirectement par la Fiducie, en utilisant le produit tiré du placement. Se reporter à la rubrique intitulée « Emploi du produit ».

L'actif de Monroe est composé d'actifs pétroliers, gaziers et de LGN situés dans la région de l'Alberta. À l'heure actuelle, les éléments d'actif produisent environ 525 bep/j, composés de 757 kpi^3/j de gaz naturel et de 399 b/j de LGN et de pétrole. La Société exploitera la totalité de la production acquise. Par suite de l'acquisition de Monroe, la Société fera l'acquisition de 720 acres nets de terres non mises en valeur. Outre l'ajout d'occasions d'expansion à l'interne, la Société estime que les éléments d'actif permettent de diversifier son actif, réduisant ainsi les risques liés à l'exploitation.

La Société a examiné les estimations figurant dans le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Monroe. Ces estimations produites à l'interne reflètent une évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation de l'acquisition de Monroe et pour prendre la décision de réaliser cette acquisition.

Selon le rapport AJM sur Monroe, l'acquisition de Monroe ajoutera, avant la déduction des droits de redevances, environ 1,061 Mbep de réserves prouvées et 1,612 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 1,672 Gpi^3 de gaz naturel et à 0,381 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 0,660 Mbep de réserves prouvées totales comparativement à 1,061 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Monroe. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 2,665 Gpi^3 de gaz naturel et à 0,933 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 1,377 Mbep de réserves prouvées et de réserves probables comparativement à 1,612 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Monroe.

En fonction de la production actuelle, l'actif de Monroe a un indice de durée de vie des réserves d'environ 8,4 années (en fonction des réserves prouvées et probables) et de 5,5 années (en fonction des réserves prouvées totales). Se reporter à l'annexe B intitulée « Information concernant l'actif de Monroe » et à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

La clôture de l'acquisition de Monroe devrait avoir lieu le 8 août 2005 ou à une date ultérieure qui peut être convenue par les parties. À l'heure actuelle, la Société est en train de réaliser un contrôle préalable sur l'environnement et sur les titres relativement à l'actif de Monroe. La clôture est assujettie aux conditions habituelles d'opérations de cette nature.

Le placement

Émission : Débentures d'un capital global de 100 000 000 $.

Prix : 1 000 $ la débenture.

Emploi du produit : La Fiducie affectera le produit net tiré du placement, évalué à 95 500 000 $ après déduction de la rémunération des preneurs fermes de 4 000 000 $ et des dépenses du placement de 500 000 $, au financement indirect des acquisitions et des coûts connexes de l'opération. Se reporter à la rubrique intitulée « Emploi du produit ».

Échéance : Les débentures viendront à échéance initialement le 31 août 2005. Si la clôture de l'acquisition de Markedon a lieu au plus tard au moment de la résiliation, la date d'échéance sera automatiquement reportée du 31 août 2005 au 31 décembre 2010.

Intérêt : 6,50 % par année. En supposant la prolongation de l'échéance des débentures à la date d'échéance finale, l'intérêt sur les débentures sera payable semestriellement, à terme échu, le 30 juin et le 31 décembre de chaque année, à compter du 31 décembre 2005. Le premier versement d'intérêt du 31 décembre 2005 correspondra à 27,78 $ par tranche de 1 000 $ de capital de débentures et comprendra l'intérêt cumulé à compter de la date de clôture jusqu'au 31 décembre 2005, exclusivement.

Conversion : Chaque débenture sera convertible en parts de fiducie au gré du porteur en tout temps avant la fermeture des bureaux à la première des éventualités à survenir, soit la date d'échéance initiale ou la date d'échéance finale, selon le cas, et le jour ouvrable précédant immédiatement la date déterminée par la Société pour le rachat des débentures, au prix de conversion de 13,85 $ la part de fiducie, soit un taux de conversion d'environ 72,20217 parts de fiducie par tranche de capital de 1 000 $ de débentures, sous réserve de rajustements de la façon prévue dans l'acte de fiducie. Les porteurs qui convertissent leurs débentures recevront l'intérêt cumulé et impayé sur celles-ci jusqu'à la date de conversion.

Rachat au gré de l'émetteur : Les débentures ne pourront être rachetées avant le 31 décembre 2008. Après le 31 décembre 2008 et avant l'échéance, les débentures pourront être rachetées, en totalité ou en partie, à l'occasion au gré de la Fiducie moyennant un préavis d'au plus 60 jours et d'au moins 30 jours, au prix de 1,050 $ la débenture après le 31 décembre 2008, et au plus tard le 31 décembre 2009 et au prix de 1,025 $ la débenture après le 31 décembre 2009 et avant la date d'échéance finale (chacun, un « prix de rachat »), dans chaque cas, majoré de l'intérêt cumulé et impayé sur celles-ci, s'il y a lieu, jusqu'à la date de rachat.

Paiement au rachat ou à l'échéance : Dans le cadre du rachat ou à la date d'échéance finale, la Fiducie pourra, à son gré, moyennant un préavis d'au plus 60 jours et d'au moins 30 jours et sous réserve de l'approbation des organismes de réglementation, choisir de régler son obligation de payer le prix de rachat applicable ou le capital des débentures en émettant et en remettant le nombre de parts de fiducie librement négociables au Canada obtenues par la division du prix de rachat global des débentures impayées qui seront rachetées, ou le capital des débentures impayées qui sont venues à échéance, selon le cas, par 95 % du cours moyen pondéré des parts de fiducie à la TSX pour les 20 jours de bourse consécutifs prenant fin le cinquième jour de bourse précédant la date fixée pour le rachat ou la date d'échéance finale, selon le cas. L'intérêt cumulé et impayé sur celles-ci sera payé en espèces.

Changement de contrôle : À la survenance d'un changement de contrôle de la Fiducie comportant l'acquisition du contrôle des voix d'au moins 66⅔ % des parts de fiducie, la Fiducie sera tenue de présenter une offre d'achat, dans les 30 jours suivant la réalisation du changement de contrôle, visant la totalité des débentures à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt cumulé et impayé jusqu'à la date à laquelle est survenu le changement de contrôle.

Subordination :

Le remboursement du capital et de la prime, s'il y a lieu, des débentures et le versement de l'intérêt sur celles-ci seront subordonnés en ce qui a trait au droit de paiement, de la façon indiquée dans l'acte de fiducie, au paiement intégral préalable de la totalité des dettes de premier rang de la Fiducie. Les débentures seront aussi subordonnées aux réclamations de créanciers des filiales de la Fiducie, sauf dans la mesure où la Fiducie est un créancier de cette filiale occupant un rang au moins égal à celui de ces autres créanciers. Les débentures ne limiteront pas la capacité de la Fiducie à contracter des dettes, du passif et des obligations supplémentaires, y compris des dettes qui sont de rang supérieur aux débentures, ou d'hypothéquer, de mettre en gage ou de grever d'une charge ses propriétés pour garantir une dette.

ESPRIT ENERGY TRUST

Généralités

La Fiducie est une fiducie de placement non constituée en société, à capital variable, régie par les lois de la province d'Alberta et créée aux termes de la convention de fiducie. Le siège social de la Fiducie est situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1. La Fiducie a été formée le 16 août 2004 et a commencé ses activités le 1er octobre 2004 par suite de la réalisation de l'arrangement relatif à Esprit.

Structure

La Fiducie est le porteur de la totalité des actions ordinaires de la Société. Le siège social de la Société est situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1 et son principal établissement est situé au 855 – 2nd Street S.W., bureau 4500, Calgary (Alberta) T2P 4K7.

Le diagramme qui suit présente la structure de la Fiducie en date des présentes :


Porteurs de parts
Parts de fiducie
Actionnaires pouvant participer à l'échange
Droits d'échange
Fiducie
100 % des actions ordinaires
Esprit Exchangeco Ltd.
100 % des actions ordinaires
PRN et billets
Actions échangeables
Esprit Exploration Ltd.

Activités de la Fiducie et de la Société

La principale activité de la Fiducie consiste à acquérir et à détenir indirectement, par l'intermédiaire de la Société, des participations dans des propriétés pétrolières et gazières ainsi que des actifs connexes. Les principaux éléments d'actif de la Fiducie sont les billets, les actions ordinaires et la PRN.

Le conseil des fiduciaires peut verser aux porteurs de parts la totalité ou une partie du revenu net de la Fiducie, déduction faite de la totalité des dépenses et du passif de la Fiducie exigibles et cumulés et qui sont imputables au revenu net de la Fiducie. À l'heure actuelle, on prévoit que le seul revenu devant être reçu par la Fiducie devrait être l'intérêt reçu sur le capital des billets ainsi que les paiements aux termes de la convention relative à la PRN. La Fiducie verse des distributions en espèces mensuelles aux porteurs de parts des intérêts créditeurs obtenus des billets et aux termes de la convention relative à la PRN, après les dépenses, s'il y a lieu, et les rachats en espèces de parts de fiducie.

La Société

La Société est une société fusionnée qui existe aux termes des dispositions de la LCSA. La principale activité de la Société est d'acquérir, de mettre en valeur, d'optimiser, d'exploiter et de produire des réserves de pétrole et de gaz naturel dans l'Ouest canadien.

FAITS RÉCENTS

Les acquisitions

Acquisition de Markedon

Le 7 juillet 2005, la Société a conclu la convention d'achat de Markedon aux termes de laquelle elle a convenu d'acquérir la totalité des actions émises et en circulation de Markedon moyennant un prix d'achat global d'environ 72 500 000 $, payables en espèces, sous réserve de rajustements à la clôture. Le prix d'achat sera financé indirectement par la Fiducie, en utilisant en partie le produit net tiré du placement. Se reporter à la rubrique intitulée « Emploi du produit ».

L'actif de Markedon est composé d'actifs pétroliers, gaziers et de LGN situés principalement en Alberta. À l'heure actuelle, les éléments d'actif produisent environ 1 320 bep/j, composés de 2 157 kpi^3/j de gaz naturel et 960 b/j de LGN et de pétrole. La Société exploitera 90 % de la production acquise et détiendra diverses participations directes dans les propriétés qui s'élèveront en moyenne à 86 %. Par suite de l'acquisition de Markedon, la Société fera également l'acquisition de 17 362 acres nets de terres non mises en valeur. Outre l'ajout d'occasions d'expansion à l'interne, la Société estime que les éléments d'actif permettent de diversifier son actif, réduisant ainsi les risques liés à l'exploitation.

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Markedon. Ces estimations produites à l'interne reflètent l'évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation de l'acquisition de Markedon et pour prendre la décision de réaliser cette acquisition.

Selon le rapport AJM sur Markedon, l'acquisition de Markedon ajoutera, avant la déduction des droits de redevances, environ 2,931 Mbep de réserves prouvées et 4,527 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 4,534 Gpi^3 de gaz naturel et à 1,158 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 1,914 Mbep de réserves prouvées totales comparativement à 2,931 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 6,8 Gpi^3 de gaz naturel et à 2,51 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 3,640 Mbep de réserves prouvées et de réserves probables comparativement à 4,527 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon.

En fonction de la production actuelle, l'actif de Markedon aura un indice de durée de vie des réserves d'environ 9,4 années (en fonction des réserves prouvées et probables) et de 6,1 années (en fonction des réserves prouvées totales). Veuillez consulter l'annexe A intitulée « Information concernant l'actif de Markedon » ainsi que la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Dans le cadre de l'acquisition de Markedon, les actionnaires de Markedon ont accepté d'indemniser la Société à l'égard de certaines responsabilités qui pourraient résulter directement d'une violation de la convention d'achat de Markedon par Markedon ou ces actionnaires, y compris des manquements aux déclarations, aux garanties et aux engagements faits ou pris par Markedon ou les actionnaires, sous réserve de certaines exceptions. De plus, les

actionnaires de Markedon ont accepté d'indemniser la Société à l'égard de toutes les réclamations découlant des activités exercées sur l'actif de Markedon ou relatives à celui-ci au plus tard à la clôture.

Dans le cadre de l'acquisition de Markedon, la Société a accepté d'indemniser les actionnaires de Markedon à l'égard de certaines responsabilités qui pourraient résulter directement d'une violation de la convention d'achat de Markedon par la Société, y compris des manquements aux déclarations, aux garanties et aux engagements faits ou pris par la Société, sous réserve de certaines exceptions. De plus, la Société a accepté d'indemniser les actionnaires de Markedon à l'égard de toutes les réclamations découlant des activités exercées sur l'actif de Markedon ou relatives à celui-ci après la clôture.

La clôture de l'acquisition de Markedon devrait avoir lieu le 8 août 2005 ou à une date ultérieure acceptée par les parties. À l'heure actuelle, la Société réalise un contrôle préalable sur l'environnement et les titres relativement à l'actif de Markedon. La clôture est assujettie aux conditions habituelles d'opérations de cette nature. La convention d'achat de Markedon peut être résiliée par la Société si certaines conditions préalables habituelles pour les opérations de cette nature ne sont pas respectées par Markedon ou les vendeurs, ou si elles n'ont pas fait l'objet d'une renonciation par la Société, à la date de clôture ou à l'acceptation des parties.

Acquisition de Monroe

Le 7 juillet 2005, la Société a conclu la convention d'achat de Monroe aux termes de laquelle elle a convenu d'acquérir la totalité des actions émises et en circulation de Monroe moyennant un prix d'achat global d'environ 28 750 000 $, payable en espèces, sous réserve de rajustements à la clôture. Le prix d'achat sera financé indirectement par la Fiducie, en utilisant en partie le produit net tiré du placement. Se reporter à la rubrique intitulée « Emploi du produit ».

L'actif de Monroe est composé d'actifs pétroliers, gaziers et de LGN situés dans la région de l'Alberta . À l'heure actuelle, les éléments d'actif produisent environ 525 bep/j, composés de 757 kpi^3/j de gaz naturel et de 399 b/j de LGN et de pétrole. La Société exploitera la totalité de la production acquise. Par suite de l'acquisition de Monroe, la Société fera également l'acquisition de 720 acres nets de terres non mises en valeur. Outre l'ajout d'occasions d'expansion à l'interne, la Société estime que les éléments d'actif permettent de diversifier son actif, réduisant ainsi les risques liés à l'exploitation.

La Société a examiné les estimations figurant dans le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Monroe. Ces estimations produites à l'interne reflètent l'évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation de l'acquisition de Monroe et pour prendre la décision de réaliser cette acquisition.

Selon le rapport AJM sur Monroe, l'acquisition de Monroe ajoutera, avant la déduction des droits de redevances, environ 1,061 Mbep de réserves prouvées et 1,612 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 1,672 Gpi^3 de gaz naturel et à 0,381 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 0,660 Mbep de réserves prouvées totales comparativement à 1,061 Mbep attribués à la même catégorie de réserve dans le rapport AJM sur Monroe. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 2,665 Gpi^3 de gaz naturel et à 0,933 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 1,377 Mbep de réserves prouvées et de réserves probables comparativement à 1,612 Mbep attribués à la même catégorie de réserve dans le rapport AJM sur Markedon.

En fonction de la production actuelle, l'actif de Monroe a un indice de durée de vie des réserves d'environ 8,4 années (en fonction des réserves prouvées et probables) et de 5,5 années (en fonction des réserves prouvées totales). Veuillez consulter l'annexe B intitulée « Information concernant l'actif de Monroe » ainsi que la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Dans le cadre de l'acquisition de Monroe, les actionnaires de Monroe ont accepté d'indemniser la Société à l'égard de certaines responsabilités qui pourraient résulter directement d'une violation de la convention d'achat de Monroe par Monroe ou ces actionnaires, y compris des manquements aux déclarations, aux garanties et aux engagements faits ou pris par Monroe ou les actionnaires, sous réserve de certaines exceptions. De plus, les actionnaires de Monroe ont accepté d'indemniser la Société à l'égard de toutes les réclamations découlant des activités exercées sur l'actif de Monroe ou relatives à celui-ci au plus tard à la clôture.

Dans le cadre de l'acquisition de Monroe, la Société a accepté d'indemniser les actionnaires de Monroe à l'égard de certaines responsabilités qui pourraient résulter directement d'une violation de la convention d'achat de Monroe par la Société, y compris des manquements aux déclarations, aux garanties et aux engagements faits ou pris par la Société, sous réserve de certaines exceptions. De plus, la Société a accepté d'indemniser les actionnaires de Monroe à l'égard de toutes les réclamations découlant des activités exercées sur l'actif de Monroe ou relatives à celui-ci après la clôture.

La clôture de l'acquisition de Monroe devrait avoir lieu le 8 août 2005 ou à une date ultérieure acceptée par les parties. À l'heure actuelle, la Société réalise un contrôle préalable sur l'environnement et sur les titres relativement à l'actif de Monroe. La clôture est assujettie aux conditions habituelles d'opérations de cette nature. La convention d'achat de Monroe peut être résiliée par la Société si certaines conditions préalables habituelles pour les opérations de cette nature ne sont pas respectées par Monroe ou les vendeurs, ou si elles n'ont pas fait l'objet d'une renonciation par la Société, à la date de clôture ou à l'acceptation des parties.

Reclassification des parts de fiducie

Avec prise d'effet le 30 juin 2005, la Fiducie a réalisé la reclassification de ses parts de catégorie A et de ses parts de catégorie B en circulation à ce moment-là en parts de fiducie (la « reclassification »). Aux termes de la reclassification : a) les restrictions de résidence rattachées aux parts de fiducie de catégorie B ont été retirées; b) toutes les dispositions dans la convention de fiducie relatives à la double structure de catégorie de parts de fiducie ont été retirées; c) les parts de fiducie de catégorie B sont maintenant désignées comme des parts de fiducie; et d) les parts de fiducie de catégorie A en circulation ont été échangées à raison d'une pour une contre des parts de fiducie. La reclassification n'a pas eu d'effet sur les porteurs d'actions échangeables, sauf qu'après la reclassification, ces porteurs recevront des parts de fiducie dans le cadre de l'échange de leurs actions échangeables. Aux termes de la reclassification, les porteurs des droits postérieurs à l'arrangement de la Fiducie pourront obtenir des parts de fiducie en communiquant avec l'agent des transferts de la Fiducie sans avoir à respecter l'exigence préalable de déclarer leur résidence. Pour de plus amples renseignements concernant la reclassification, se reporter à la déclaration de changement important de la Fiducie datée du 30 juin 2005 intégrée par renvoi au présent prospectus simplifié.

Acquisition de Resolute

Aux termes d'une convention d'arrangement datée du 14 mars 2005, et du plan d'arrangement énoncé aux présentes conclu entre la Fiducie, la Société, Resolute, Cordero Energy Inc. (« Cordero »), Cordero Finance Corp. et d'autres parties, le 29 avril 2005, la Fiducie a acquis indirectement la majorité de l'actif de Resolute et le solde de l'actif de Resolute ont été transférés à Cordero. Par suite du plan d'arrangement, les actionnaires de Resolute ont reçu 0,338 part de fiducie, 0,2857 action de Cordero et 0,0269 bon de souscription relatif à l'opération de Cordero, pouvant être exercé pendant 30 jours à la valeur estimative de l'actif de Cordero pour chaque action de Resolute détenue.

Aux fins de la Norme canadienne 44-101 – *Placement de titres au moyen d'un prospectus simplifié* des Autorités canadiennes en valeurs mobilières, l'acquisition de Resolute constitue une « acquisition importante » pour la Fiducie. Pour obtenir des renseignements supplémentaires concernant l'acquisition de Resolute, se reporter à la déclaration d'acquisition d'entreprise de la Fiducie datée du 11 juillet 2005, intégrée par renvoi au présent prospectus simplifié, y compris les états financiers consolidés pro forma non vérifiés de la Fiducie figurant dans ce document, qui donnent effet à l'acquisition de Resolute. Pour obtenir de plus amples renseignements sur l'effet de l'acquisition de Resolute sur la Fiducie, se reporter à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Acquisitions ou opérations éventuelles

La Fiducie continue d'évaluer des acquisitions et des opérations éventuelles relatives à tous les types d'actifs pétroliers et gaziers dans le cadre de son programme d'acquisition continu. Généralement, la Fiducie est toujours en train d'évaluer des acquisitions et des opérations éventuelles qui, individuellement ou dans l'ensemble, pourraient être importantes. En date des présentes, la Société n'a pas conclu de convention visant des acquisitions ou des opérations importantes éventuelles. La Société ne peut prédire si des occasions actuelles ou futures donneront lieu à une ou plusieurs acquisitions ou opérations importantes pour la Fiducie.

EFFET DES ACQUISITIONS SUR LA FIDUCIE

Le tableau suivant présente certains renseignements opérationnels concernant la Fiducie, l'actif de Resolute, l'actif de Markedon et l'actif de Monroe ainsi que certains renseignements opérationnels combinés pro forma compte tenu de l'acquisition de Resolute et des acquisitions.

	Fiducie	Actif de Resolute	Actif de Markedon	Actif de Monroe	Combinés pro forma
Production quotidienne moyenne (avant les redevances, pour la période de trois mois terminée le 31 mars 2005)					
Pétrole brut et LGN (b/j)	1 704	1 587	722	277	4 290
Gaz naturel (kpi^3/j)	54 963	28 119	1 454	269	84 805
Équivalent pétrole (bep/j)	10 864	6 274	964	322	18 424
Production quotidienne moyenne (avant les redevances, pour l'exercice terminé le 31 décembre 2004)[1)]					
Pétrole brut et LGN (b/j)	1 817	1 757	468	110	4 152
Gaz naturel (kpi^3/j)	56 237	26 001	1 357	162	83 757
Équivalent pétrole (bep/j)	11 190	6 091	695	137	18 113
Réserves prouvées (avant les redevances, au 31 décembre 2004)[2)3)4)]					
Pétrole brut et LGN (Mb)	5 439	3 963	1 907	696	12 005
Gaz naturel (Gpi^3)	196,4	70,1	7,1	2,5	276,1
Équivalent pétrole (Mbep)	38 174	15 652	3 093	1 118	58 037
Réserves prouvées et probables (avant les redevances, au 31 décembre 2004)[2)3)4)]					
Pétrole brut et LGN (Mb)	6 920	5 234	2 930	1 010	16 094
Gaz naturel (Gpi^3)	254,7	91,0	10,6	4,0	360,3
Équivalent pétrole (Mbep)	49 376	20 398	4 689	1 670	76 133

Notes :

1) La production quotidienne moyenne pour la Fiducie pour l'exercice terminé le 31 décembre 2004 est fondée sur les renseignements pro forma pour la Fiducie, compte tenu de l'arrangement relatif à Esprit.
2) Les renseignements concernant l'actif de Markedon et l'actif de Monroe sont fondés sur le rapport AJM sur Markedon et le rapport AJM sur Monroe, respectivement, qui ont été préparés en date du 1er juin 2005. Les réserves associées à l'actif de Markedon et à l'actif de Monroe au 31 décembre 2004 ont été calculées selon le rapport AJM sur Markedon et le rapport AJM sur Monroe, respectivement, en ajoutant la production de l'actif de Markedon et de l'actif de Monroe, selon le cas, pour les mois de janvier jusqu'à mai 2005 (115 kb de pétrole brut et de LGN et 0,284 Gpi^3 de gaz naturel pour l'actif de Markedon et 45 kb de pétrole brut et de LGN et 0,077 Gpi^3 de gaz naturel pour l'actif de Monroe).
3) Les renseignements concernant Resolute sont fondés sur le rapport GLJ sur Resolute qui a été préparé en date du 31 décembre 2004.
4) Les renseignements concernant la Fiducie sont fondés sur le rapport GLJ sur Esprit qui a été préparé en date du 31 décembre 2004.

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne concernant les réserves attribuables à l'actif de Markedon et à l'actif de Monroe. Ces estimations produites à l'interne reflètent l'évaluation à la baisse de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour effectuer son évaluation des acquisitions et pour prendre la décision de réaliser ces acquisitions.

Selon le rapport AJM sur Markedon, l'acquisition de Markedon ajoutera, avant la déduction des droits de redevances, environ 2,931 Mbep de réserves prouvées et 4,527 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 4,534 Gpi^3 de gaz naturel et à 1,158 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 1,914 Mbep de réserves prouvées totales comparativement à 2,931 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Markedon s'élevaient à 6,8 Gpi^3 de gaz naturel et à 2,51 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 3,640 Mbep de réserves prouvées et de réserves probables comparativement à 4,527 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Markedon.

Selon le rapport AJM sur Monroe, l'acquisition de Monroe ajoutera, avant la déduction des droits de redevances, environ 1,061 Mbep de réserves prouvées et 1,612 Mbep de réserves prouvées et probables. En date du 1er juin 2005, la Société estimait que les réserves prouvées totales (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 1,672 Gpi^3 de gaz naturel et à 0,381 Mbep de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, les estimations s'élèvent à 0,660 Mbep de réserves prouvées totales comparativement à 1,061 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Monroe. En date du 1er juin 2005, la Société estimait que les réserves prouvées et les réserves probables (en fonction d'hypothèses de prix prévisionnels et de coûts actualisés) de l'actif de Monroe s'élevaient à 2,665 Gpi^3 de gaz naturel et à 0,933 Mb de pétrole et de LGN. En utilisant le taux de conversion de 6 kpi^3 pour un bep, ces estimations s'élèvent à 1,377 Mbep de réserves prouvées et de réserves probables comparativement à 1,612 Mbep attribués à la même catégorie de réserves dans le rapport AJM sur Monroe.

DESCRIPTION DES PARTS

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la convention de fiducie. Chaque part de fiducie accorde à son porteur une voix à toute assemblée des porteurs de parts et représente un intérêt bénéficiaire indivis fractionnaire égal dans une distribution versée par la Fiducie (soit de revenu net, de gains en capital réalisés nets ou d'autres sommes) et dans l'actif net de la Fiducie en cas de dissolution ou liquidation. Toutes les parts de fiducie sont de rang égal sans distinction, préférence ou priorité. Chaque part de fiducie est cessible, sous réserve du respect des lois sur les valeurs mobilières canadiennes applicables, n'est pas assujettie à des droits de conversion ou de préemption et permet à son porteur d'exiger que la Société rachète une partie ou la totalité des parts de fiducie détenues par ce porteur.

La convention de fiducie prévoit que les parts de fiducie, y compris les titres convertibles en parts de fiducie ou échangeables contre celles-ci, peuvent être créées, émises, vendues et livrées selon les modalités et les moments que le conseil des fiduciaires peut déterminer.

La convention de fiducie prévoit que la Fiducie ne pourra être maintenue ou établie principalement à l'avantage de non-résidents du Canada. À cet égard, si la Fiducie prend connaissance que des personnes qui sont des non-résidents du Canada sont les propriétaires véritables de plus de 49 % des parts de fiducie émises et en circulation, la convention de fiducie accorde au conseil des fiduciaires le pouvoir de prendre l'une ou l'autre des mesures suivantes : (i) exercer un droit d'achat et racheter les parts de fiducie détenues par les porteurs de parts qui sont des non-résidents du Canada de la façon déterminée par le conseil des fiduciaires; ou (ii) envoyer un avis aux porteurs de parts qui sont des non-résidents du Canada, choisis dans l'ordre inverse de l'ordre d'acquisition ou d'inscription, ou d'une toute autre façon déterminée par le conseil des fiduciaires, en joignant à ces porteurs de parts de vendre leurs parts de fiducie ou une tranche déterminée de celles-ci.

Pour obtenir des renseignements supplémentaires concernant les parts de fiducie, y compris des renseignements concernant la responsabilité limitée des porteurs de parts, les modalités des parts spéciales comportant droit de vote, le droit de rachat associé aux parts de fiducie, les assemblées des porteurs de parts et les modifications apportées à la convention de fiducie, se reporter à la rubrique intitulée « Renseignements concernant Esprit Energy Trust » figurant

dans la notice annuelle intégrée par renvoi aux présentes, comme elle a été mise à jour par la reclassification décrite dans la déclaration de changement important de la Fiducie datée du 30 juin 2005 intégrée par renvoi aux présentes.

Les parts de fiducie ne représentent pas un placement conventionnel et ne devraient pas être considérées par les épargnants comme des « actions » soit dans la Société, soit dans la Fiducie. À titre de porteurs de parts de fiducie, les porteurs de parts ne disposent d'aucun droit prévu par la loi associé normalement à la propriété d'actions d'une société par actions, y compris, par exemple, le droit d'intenter des actions « en oppression » ou des actions « similaires à l'action oblique ». La Fiducie n'est pas une entité reconnue légalement par les définitions pertinentes de la *Loi sur la faillite et l'insolvabilité* (Canada), de la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) et dans certains cas, de la *Loi sur les liquidations et les restructurations* (Canada). Pour cette raison, si une restructuration de la Fiducie était nécessaire, celle-ci ne pourrait avoir accès aux recours prévus par ces lois. Dans le cadre d'une restructuration, le statut des porteurs de parts peut être différent de celui des actionnaires d'une société par actions.

Le cours des parts de fiducie sera sensible, notamment, au bénéfice distribuable prévu provenant de la Fiducie et à la capacité de la Société à effectuer une croissance à long terme de la valeur de la Fiducie, de même qu'à une variété de conditions du marché, y compris, notamment, les taux d'intérêt, les prix des marchandises et la capacité de la Fiducie à maintenir et accroître la production. Les changements aux conditions du marché peuvent toucher de façon défavorable le cours des parts de fiducie. Se reporter à la rubrique intitulée « Facteurs de risque ».

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes des dispositions de cette loi ou d'une autre loi. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite aux termes de la législation sur les sociétés d'épargne et de fiducie puisqu'elle n'exerce pas les activités d'une société de fiducie ni n'en a l'intention.

COUVERTURE DES INTÉRÊTS

Les ratios de couverture des intérêts ci-après sont calculés sur une base consolidée pour les périodes de douze mois terminées le 31 décembre 2004 et le 31 mars 2005 et ils sont fondés sur les informations financières vérifiées pour ce qui est du 31 décembre 2004, et des informations financières non vérifiées pour ce qui est du 31 mars 2005.

Le bénéfice de la Fiducie avant les intérêts débiteurs et la charge d'impôts sur les bénéfices pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 s'est respectivement établi à 43,2 millions de dollars et à 42,2 millions de dollars. Les intérêts débiteurs de la Fiducie pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 se sont respectivement élevés à 9,7 millions de dollars et à 9,8 millions de dollars, soit un ratio de respectivement 4,4 et de 4,3 fois. Ces ratios de couverture des intérêts reflètent le bénéfice historique, déduction faite de l'incidence pro forma de l'acquisition de Resolute et des acquisitions, mais compte tenu des intérêts débiteurs afférents aux débentures.

Compte tenu de l'émission des débentures et de l'acquisition de Resolute, le bénéfice pro forma de la Fiducie avant les intérêts débiteurs et la charge d'impôts sur les bénéfices pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 serait de respectivement 44,9 millions de dollars et de 50,8 millions de dollars. Compte tenu de l'émission des débentures et de l'acquisition de Resolute, les intérêts débiteurs pro forma pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 seraient de respectivement 10,1 millions de dollars et de 10,3 millions de dollars, soit un ratio de couverture des intérêts de respectivement 4,5 et de 4,9 fois.

Compte tenu de l'émission des débentures, de l'acquisition de Resolute et des acquisitions, le bénéfice pro forma de la Fiducie avant les intérêts débiteurs et la charge d'impôts sur les bénéfices pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 serait de respectivement 41,1 millions de dollars et de 46,5 millions de dollars. Compte tenu de l'émission des débentures, de l'acquisition de Resolute et des acquisitions, les intérêts débiteurs pro forma pour l'exercice terminé le 31 décembre 2004 et la période de douze mois terminée le 31 mars 2005 seraient de respectivement 10,5 millions de dollars et de 10,7 millions de dollars, soit un ratio de couverture des intérêts de respectivement 3,9 et de 4,3 fois.

STRUCTURE DU CAPITAL CONSOLIDÉ DE LA FIDUCIE

Le tableau ci-dessous présente la structure du capital consolidé de la Fiducie au 31 décembre 2004, au 31 mars 2005, au 31 mars 2005 compte tenu de l'acquisition de Resolute et au 31 mars 2005 compte tenu de l'acquisition de Resolute, des acquisitions et du placement.

Désignation	En circulation ou en cours au 31 décembre 2004	En circulation ou en cours au 31 mars 2005	En circulation ou en cours au 31 mars 2005 compte tenu de l'acquisition de Resolute	En circulation ou en cours au 31 mars 2005 compte tenu de l'acquisition de Resolute, des acquisitions et du placement
Parts de fiducie[1)2)]	297 476 000 $ (40 183 000 parts de fiducie)	298 133 000 $ (40 289 000 parts de fiducie)	603 189 000 $ (64 367 000 parts de fiducie)	603 189 000 $ (64 367 000 parts de fiducie)
Parts spéciales comportant droit de vote	Néant	Néant	Néant	Néant
Débentures	Néant	Néant	Néant	100 000 000 [3)]
Dette à long terme[4)]	86 857 000 $	93 166 000 $	95 679 000 $[5)]	98 329 000 $[6)]

Notes :

1) Au 30 juin 2005, un nombre total de 447 423 parts de rendement étaient en circulation aux termes du régime d'intéressement en parts de rendement de la Fiducie. Pour obtenir de plus amples renseignements sur le régime d'intéressement en parts de rendement, il y a lieu de se reporter à la rubrique intitulée « Rémunération des fiduciaires et des hauts dirigeants – Régime d'intéressement en parts de rendement » de la circulaire d'information de la direction de la Fiducie datée du 31 mars 2005 relative à l'assemblée annuelle des porteurs de parts de la Fiducie qui a eu lieu le 12 mai 2005, circulaire intégrée par renvoi dans le présent prospectus simplifié.
2) Au 31 décembre 2004 et au 31 mars 2005, la Société avait, respectivement, 2 048 000 et 1 946 000 actions échangeables en circulation et une structure du capital de, respectivement, 15 731 000 $ et de 15 517 000 $.
3) Compte non tenu de la déduction de la rémunération des preneurs fermes de 4 000 000 $ et des frais estimatifs liés au placement de 500 000 $. Le montant en capital des débentures peut être racheté au gré de la Fiducie après le 31 décembre 2008 au moyen de l'émission de parts de fiducie. Les débentures peuvent aussi être converties au gré d'un porteur de débentures en un nombre fixe de parts de fiducie. Il y a lieu de se reporter à la rubrique intitulée « Modalités des débentures ». La composante capitaux propres des débentures, laquelle correspond à la juste valeur estimative de ces éléments, sera classée dans l'avoir des porteurs de parts.
4) La Fiducie a conclu une convention de crédit renouvelable avec un syndicat de banques à charte canadiennes portant sur une facilité de crédit à terme renouvelable et prorogeable d'un montant en capital maximum de 250 000 000 $ (la « facilité de crédit renouvelable ») devant être affectée à des fins générales, notamment aux acquisitions et aux distributions. La facilité de crédit renouvelable est garantie par une débenture à vue de 500 millions de dollars et par une charge flottante de premier rang grevant la totalité des actifs pétroliers et gaziers de la Fiducie. La facilité est entièrement renouvelable jusqu'au 30 avril 2006 et elle peut être prorogée d'une année supplémentaire d'un commun accord entre la Fiducie et ses prêteurs. Si la facilité de crédit renouvelable n'est pas prorogée, un paiement forfaitaire et final est exigé le 1er mai 2007. Au 30 juin 2005, un montant de 137 495 000 $ était en cours aux termes de la facilité de crédit renouvelable.
5) Dans le cadre de l'acquisition de Resolute, la Fiducie a pris en charge la dette bancaire de Resolute d'environ 2 513 000 $.
6) Dans le cadre des acquisitions, la Fiducie prendra en charge la dette bancaire de Markedon et de Monroe s'élevant à environ 2 650 000 $.

FOURCHETTE DES COURS ET VOLUME DE NÉGOCIATION DES PARTS DE FIDUCIE

Les parts de fiducie sont inscrites et affichées aux fins de négociation à la cote de la TSX sous le symbole « EEE.UN » depuis le 5 juillet 2005. Avant la reclassification, la Fiducie comptait deux catégories de parts de fiducie, soit les parts de fiducie de catégorie A et les parts de fiducie de catégorie B. Se reporter à la rubrique intitulée « Faits récents – Reclassification des parts de fiducie ». Le 6 juillet 2005, soit le dernier jour au cours duquel les parts de fiducie ont été négociées avant l'annonce publique du placement, le cours de clôture de parts de fiducie à la TSX s'établissait à 12,28 $. Le 8 juillet 2005, soit le dernier jour au cours duquel les parts de fiducie étaient négociées avant la date du présent prospectus simplifié, le cours de clôture des parts de fiducie à la TSX s'établissait à 12,65 $.

Le tableau suivant présente les cours extrêmes déclarés ainsi que les volumes de négociation des parts de fiducie, des parts de fiducie de catégorie A et des parts de fiducie de catégorie B pour les périodes indiquées, comme il a été déclaré par la TSX.

Parts de fiducie

Période	Fourchette des prix ($) Haut	Bas	Volume de négociation
Juillet 2005 (5 à 8) [1]	12,85	11,96	2 083 109

Note :

1) Les parts de fiducie ont commencé à être négociées à la TSX le 5 juillet 2005.

Parts de fiducie de catégorie A

Période	Fourchette des prix ($) Haut	Bas	Volume de négociation
Octobre 2004 (5 à 31) [1]	13,50	12,00	4 245 761
Novembre 2004	12,82	11,80	2 918 608
Décembre 2004	12,64	11,85	3 081 192
Janvier 2005	12,65	11,98	1 361 506
Février 2005	13,40	12,42	3 783 978
Mars 2005	13,51	11,90	1 080 776
Avril 2005	12,79	11,25	775 754
Mai 2005	12,01	10,95	2 278 311
Juin 2005	12,39	11,69	3 084 573
Juillet 2005 (1 au 4) [2]	11,95	11,86	11 240

Note :

1) Les parts de fiducie de catégorie A ont commencé à être négociées à la TSX le 5 octobre 2004.
2) Les parts de fiducie de catégorie A ont cessé d'être négociées à la TSX le 4 juillet 2005.

Parts de fiducie de catégorie B

Période	Fourchette des prix ($) Haut	Bas	Volume de négociation
Octobre 2004 (5 à 31) [1]	13,65	11,75	6 039 048
Novembre 2004	12,89	11,75	7 283 886
Décembre 2004	12,85	12,11	4 926 407
Janvier 2005	12,66	12,10	3 128 926
Février 2005	13,39	12,40	7 818 543
Mars 2005	13,50	11,95	2 778 903
Avril 2005	12,69	11,40	2 692 973
Mai 2005	12,00	10,86	5 503 375
Juin 2005	12,05	11,98	5 242 607
Juillet 2005 (1 au 4) [2]	12,00	11,85	103 925

Note :

1) Les parts de fiducie de catégorie B ont commencé à être négociées à la TSX le 5 octobre 2004.
2) Les parts de fiducie de catégorie B ont cessé d'être négociées à la TSX le 4 juillet 2005.

DATE DE RÉFÉRENCE DES DISTRIBUTIONS EN ESPÈCES

Le conseil des fiduciaires peut verser aux porteurs de parts la totalité ou une partie du revenu net de la Fiducie provenant des intérêts créditeurs cumulés sur les billets et du revenu généré aux termes de la convention relative à la PRN, moins l'ensemble des dépenses et du passif de la Fiducie exigibles et cumulés et qui sont imputables au revenu net de la Fiducie. En outre, les porteurs de parts peuvent, à l'appréciation du conseil d'administration de la Société, recevoir des distributions à l'égard des remboursements anticipés de capital sur les billets faits par la Société en faveur de la Fiducie avant l'échéance des billets.

Les distributions en espèces sont versées le 15e jour de chaque mois aux porteurs de parts inscrits à la date de référence des distributions précédant immédiatement, ou si ce jour n'est pas un jour ouvrable, le jour ouvrable

suivant. Les distributions en espèces suivantes ont été versées aux porteurs de parts depuis l'arrangement relatif à Esprit :

Date de référence	Date de versement	Par part de fiducie
29 octobre 2004	15 novembre 2004	0,14 $
30 novembre 2004	15 décembre 2004	0,14 $
31 décembre 2004	17 janvier 2005	0,14 $
31 janvier 2005	15 février 2005	0,14 $
28 février 2005	15 mars 2005	0,14 $
31 mars 2005	15 avril 2005	0,14 $
2 mai 2005	16 mai 2005	0,14 $
31 mai 2005	15 juin 2005	0,14 $
30 juin 2005	15 juillet 2005	0,14 $

1) Le 5 juillet 2005, la Fiducie a annoncé qu'une distribution de 0,14 $ par part de fiducie sera versée le 15 août 2005 aux porteurs de parts inscrits le 29 juillet 2005.

Les versements historiques de distributions de la Fiducie peuvent ne pas être représentatifs des versements futurs de distributions, qui seront assujettis à un examen par le conseil des fiduciaires en tenant compte des prix des marchandises et des circonstances financières en vigueur de la Fiducie au moment pertinent. Le montant réel distribué, s'il y a lieu, est à l'appréciation du conseil des fiduciaires.

EMPLOI DU PRODUIT

Après déduction de la rémunération des preneurs fermes de 4 000 000 $ et des dépenses du placement, évaluées à 500 000 $, la Fiducie recevra un produit net tiré de la vente des débentures de 95 500 000 $. La Fiducie affectera le produit net tiré du placement au financement indirect des acquisitions et aux coûts connexes de l'opération. Se reporter à la rubrique intitulée « Faits récents – Les acquisitions ».

MODALITÉS DES DÉBENTURES

Généralités

Le texte qui suit est un sommaire des principaux attributs et caractéristiques des débentures. Ce sommaire ne se veut pas exhaustif, il devrait être lu en se rapportant aux modalités de l'acte de fiducie et il est visé dans son intégralité par ces modalités.

Les débentures seront émises aux termes de l'acte de fiducie. Les débentures pouvant être émises immédiatement seront limitée au capital global de 100 000 000 $. Toutefois, la Fiducie peut, à l'occasion, sans le consentement des porteurs des débentures, mais sous réserve des restrictions décrites aux présentes, émettre des débentures supplémentaires d'une série identique ou différente aux termes de l'acte de fiducie, en plus des débentures offertes aux présentes. Les débentures pourront être émises uniquement en coupures de 1 000 $ et en multiples intégraux de ce nombre.

Les débentures porteront la date de la date de clôture du placement. L'échéance initiale des débentures est le 31 août 2005. Si la clôture de l'acquisition de Markedon a lieu avant le moment de la résiliation, la date d'échéance sera automatiquement reportée de la date d'échéance initiale à la date d'échéance finale. Si l'acquisition de Markedon n'a pas lieu avant le moment de la résiliation, les débentures viendront à échéance à la date d'échéance initiale.

Les débentures porteront intérêt à compter de la date d'émission au taux annuel de 6,50 %, qui sera payable semestriellement, à terme échu, le 30 juin et le 31 décembre de chaque année, à compter du 31 décembre 2005. Le premier versement d'intérêt comprendra l'intérêt cumulé à compter de la date de clôture du placement jusqu'au 31 décembre 2005, exclusivement.

Le capital des débentures sera payable en monnaie ayant cours légal au Canada ou, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation applicables, par le paiement de parts de fiducie. Se

reporter aux paragraphes intitulés « Paiement en cas de rachat au gré de l'émetteur ou d'échéance » et « Rachat ou gré de l'émetteur et achat » dans la présente rubrique. L'intérêt versé sur les débentures sera payable en monnaie ayant cours légal au Canada y compris, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation applicables, conformément au choix de versement de l'intérêt en parts comme il est décrit dans le paragraphe intitulé « Option de versement de l'intérêt ».

Les débentures constitueront des obligations directes de la Fiducie et ne seront pas garanties par une hypothèque, une mise en gage ou une autre charge et seront subordonnées à l'ensemble des autres dettes, du passif et des obligations de la Fiducie. Se reporter au paragraphe intitulé « Subordination » dans la présente rubrique. L'acte de fiducie n'empêchera pas la Fiducie de contracter des dettes supplémentaires pour des emprunts ou un autre passif ou d'hypothéquer, de mettre en gage ou de grever d'une charge ses propriétés pour garantir une dette.

Privilège de conversion

Chaque débenture sera convertible au gré du porteur en parts de fiducie entièrement libérées et non susceptibles d'appels subséquents en tout temps avant la fermeture des bureaux à la première des éventualités suivantes à survenir, soit la date d'échéance initiale ou la date d'échéance finale, selon le cas, et le jour ouvrable précédant immédiatement la date déterminée par la Société pour le rachat des débentures, au prix de conversion de 13,85 $ la part de fiducie, soit un taux de conversion d'environ 72,20217 parts de fiducie pour chaque tranche de 1 000 $ de capital de débentures. Aucun rajustement ne sera apporté pour les parts de fiducie pouvant être émises dans le cadre de la conversion des débentures remises aux fins de conversion ou pour l'intérêt cumulé sur celles-ci; toutefois, les porteurs qui convertissent leurs débentures recevront l'intérêt cumulé et impayé sur celles-ci jusqu'à la date de conversion. Malgré ce qui précède, aucune débenture ne pourra être convertie au cours des cinq jours ouvrables précédant les 30 juin et 31 décembre, de chaque année, à compter du 31 décembre 2005, puisque les registres du fiduciaire des débentures seront fermés pendant ces périodes.

Sous réserve des dispositions de l'acte de fiducie, cette dernière prévoira le rajustement du prix de conversion dans certains cas, y compris les suivants : (a) le fractionnement ou le regroupement des parts de fiducie en circulation; (b) la distribution de parts de fiducie aux porteurs de parts de fiducie par voie d'une distribution ou autrement, à l'exception d'une émission de titres aux porteurs de parts de fiducie qui ont choisi de recevoir des distributions en titres de la Fiducie au lieu de recevoir des distributions en espèces versées dans le cours normal des activités; (c) l'émission d'options, de droits ou de bons de souscription aux porteurs de parts de fiducie leur permettant d'acquérir des parts de fiducie ou d'autres titres convertibles en parts de fiducie à moins de 95 % du cours actuel (comme ce terme est défini ci-après) à ce moment-là des parts de fiducie; et (d) la distribution à tous les porteurs de parts de fiducie de titres ou d'actif (à l'exception de distributions en espèces ou de distributions équivalentes en titres versées en remplacement des distributions en espèces dans le cours normal des activités). Aucun rajustement ne sera apporté au prix de conversion à l'égard des événements décrits en b), en c) ou en d) ci-dessus si les porteurs de débentures sont autorisés à participer comme s'ils avaient converti leurs débentures avant la date de référence ou la date de prise d'effet applicable. La Fiducie ne sera pas tenue d'apporter des rajustements au prix de conversion à moins que l'effet cumulatif de ces rajustements ne modifierait le prix de conversion d'au moins 1 %.

Le terme « cours actuel » sera défini dans l'acte de fiducie comme le cours moyen pondéré des parts de fiducie à la TSX pour les 20 jours de bourse consécutifs prenant fin le cinquième jour de bourse précédant la date de l'événement applicable.

En cas de reclassification ou de réorganisation du capital (à l'exception d'un changement résultant d'un fractionnement ou d'un regroupement) des parts de fiducie ou en cas de regroupement, d'arrangement ou de fusion de la Fiducie avec une autre entité, ou en cas de vente ou de transfert des propriétés ou de l'actif de la Fiducie, dans sa totalité ou quasi-totalité, à une autre entité, ou en cas de liquidation ou de dissolution de la Fiducie, les modalités du privilège de conversion seront rajustées de sorte que chaque porteur d'une débenture pourra, après cette reclassification, cette réorganisation du capital, ce regroupement, cette fusion, cette vente, ce transfert, cette liquidation ou dissolution, recevoir le nombre de parts de fiducie auquel ce porteur aurait eu droit si, à la date de prise d'effet de cet événement, il avait été le porteur du nombre de parts de fiducie en lesquelles la débenture était convertible avant la prise d'effet de cette reclassification, cette réorganisation du capital, ce regroupement, cette fusion, cette vente, ce transfert, cette liquidation ou cette dissolution. Aucune fraction de part de fiducie ne sera

émise dans le cas d'une conversion; la Fiducie réglera plutôt les intérêts fractionnaires par un paiement en espèces correspondant au cours actuel de l'intérêt fractionnaire.

Rachat au gré de l'émetteur et achat

Les débentures ne pourront être rachetées avant le 31 décembre 2008. Après le 31 décembre 2008 et avant l'échéance, les débentures pourront être rachetées en totalité ou en partie à l'occasion au gré de la Fiducie, moyennant un préavis d'au plus 60 jours et d'au moins 30 jours, au prix de 1,050 $ la débenture après le 31 décembre 2008 et au plus tard le 31 décembre 2009, et au prix de 1,025 $ la débenture après le 31 décembre 2009 et avant la date d'échéance finale, dans chaque cas, majoré de l'intérêt cumulé et impayé sur celle-ci, s'il y a lieu.

Dans le cas d'un rachat de moins de la totalité des débentures, les débentures devant être rachetées seront choisies par le fiduciaire des débentures au prorata ou d'une toute autre façon jugée équitable par celui-ci.

La Fiducie aura le droit d'acheter les débentures sur le marché, par une offre d'achat ou par contrat privé.

Paiement en cas de rachat au gré de l'émetteur ou d'échéance

Dans le cadre d'un rachat au gré de l'émetteur ou à l'échéance, la Fiducie remboursera la dette représentée par les débentures en versant au fiduciaire des débentures, en monnaie ayant cours légal au Canada, une somme correspondant au prix de rachat global des débentures en circulation qui seront rachetées ou au capital des débentures en circulation qui sont venues à échéance, ainsi que l'intérêt cumulé et impayé sur celles-ci jusqu'à la date de conversion. Sauf dans le cas de la date d'échéance initiale, la Fiducie peut, à son gré, moyennant un préavis d'au plus 60 jours et d'au moins 30 jours et sous réserve des approbations des organismes de réglementation applicables, choisir de régler son obligation de payer le prix de rachat applicable des débentures qui seront rachetées ou le capital des débentures qui sont venues à échéance, selon le cas, en émettant des parts de fiducie librement négociables au Canada aux porteurs des débentures. L'intérêt cumulé et impayé sur celles-ci sera réglé en espèces. Le nombre de parts de fiducie devant être émises sera déterminé par la division du prix de rachat global des débentures en circulation qui seront rachetées ou du capital des débentures en circulation qui sont venues à échéance, selon le cas, par 95 % du cours actuel à la date fixée pour le rachat ou la date d'échéance finale, selon le cas. Aucune fraction de part de fiducie ne sera émise dans le cadre du rachat au gré de l'émetteur ou de l'échéance; la Fiducie réglera plutôt ces intérêts fractionnaires par un paiement en espèces correspondant au cours actuel de l'intérêt fractionnaire.

Subordination

Le remboursement du capital et de la prime, s'il y a lieu, des débentures et le versement de l'intérêt sur celles-ci seront subordonnés en ce qui a trait au droit de paiement, de la façon décrite dans l'acte de fiducie, au paiement intégral préalable de toutes les dettes de premier rang, y compris les dettes dues aux fournisseurs de la Fiducie. Les « dettes de premier rang » de la Fiducie seront définies dans l'acte de fiducie comme étant le capital et la prime, s'il y a lieu, ainsi que l'intérêt et les autres sommes exigibles à l'égard de l'ensemble des dettes, du passif et des obligations de la Fiducie (qu'il soient impayés à la date de l'acte de fiducie ou créés, contractés, pris en charge ou garantis par la suite) y compris les réclamations des créanciers commerciaux et des autres créanciers, à l'exception des dettes attestées par les débentures et toutes les autres débentures actuelles et futures ou les autres documents de la Société qui, par les modalités du document créant ou attestant les dettes, qui sont considérés comme étant de rang égal aux débentures ou subordonnés à celles-ci en ce qui a trait au droit de paiement. Sous réserve des exceptions prévues par la loi ou privilégiées ou comme il peut être précisé par les modalités de titres en particulier, chaque débenture émise aux termes de l'acte de fiducie occupera un rang égal à celui de chacune des autres débentures, et à celui de toutes les autres dettes non garanties et subordonnées actuelles et futures de la Fiducie, à l'exception des dispositions relatives au fonds d'amortissement (s'il y a lieu) applicables aux différentes séries de débentures ou aux types semblables d'obligations de la Fiducie.

L'acte de fiducie prévoira qu'en cas de procédures d'insolvabilité ou de faillite, ou de procédures de mise sous séquestre, de liquidation, de réorganisation ou de toute autre procédure semblable relativement à la Fiducie, à ses propriétés ou à son actif, ou en cas de procédures de liquidation ou de dissolution volontaire de la Fiducie,

comportant ou non une faillite ou une insolvabilité, ou de l'ordonnancement de l'actif et du passif de la Fiducie, les porteurs des dettes de premier rang, y compris les créanciers commerciaux de la Fiducie, seront alors payés intégralement avant que les porteurs de débentures n'aient le droit de recevoir un paiement ou une distribution de quelque nature ou caractéristique que ce soit, par voie d'espèces, de propriétés ou de titres, qui peut être payable dans tous les cas à l'égard des débentures ou de l'intérêt cumulé et impayé sur celles-ci. L'acte de fiducie prévoira également que la Fiducie ne pourra verser un paiement, et que les porteurs des débentures ne pourront intenter des procédures pour recouvrer ou recevoir un paiement ou un avantage, (y compris par voie de déduction, de combinaison de comptes ou de réalisation d'une sûreté ou d'une toute autre façon) relativement à des dettes représentées par les débentures, a) d'une façon qui n'est pas conforme aux modalités (de la façon dont elles existent à la date d'émission) des débentures ou b) en tout temps lorsqu'un cas de défaut est survenu aux termes des dettes de premier rang et se poursuit, et qu'un avis de ce cas de défaut a été envoyé par les porteurs des dettes de premier rang de la Fiducie ou pour leur compte, à moins que les dettes de premier rang n'aient été remboursées intégralement.

Les débentures seront aussi subordonnées aux réclamations des créanciers des filiales de la Fiducie, sauf dans la mesure où la Fiducie est un créancier de ces filiales occupant un rang au moins égal à celui de ces autres créanciers. Plus précisément, les débentures seront subordonnées, en ce qui a trait au droit de paiement, au paiement intégral préalable de toutes les autres dettes aux termes des facilités de crédit de la Fiducie.

Priorité par rapport aux distributions de la Fiducie

La convention de fiducie prévoit que certaines dépenses de la Fiducie doivent être déduites dans le calcul de la somme devant être distribuée aux porteurs de parts. Par conséquent, les fonds devant servir à régler l'intérêt payable sur les débentures, ainsi que la somme payable en cas d'un rachat au gré de l'émetteur ou de l'échéance des débentures ou lors d'un cas de défaut (comme ce terme est défini ci-après), seront déduits et retenus des sommes qui seraient autrement payables à titre de distributions aux porteurs de parts.

Changement de contrôle de la Fiducie

Au cours des 30 jours suivant la survenance d'un changement de contrôle de la Fiducie comportant l'acquisition du contrôle des voix de plus de 66⅔ % des parts de fiducie (un « changement de contrôle »), la Fiducie sera tenue de présenter une offre écrite visant l'achat de la totalité des débentures alors en circulation (l'« offre »), à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt cumulé et impayé sur celles-ci (le « prix de l'offre »). L'acte de fiducie renferme des dispositions concernant les avis et le rachat qui exigent que la Fiducie remette un avis écrit au fiduciaire des débentures de la survenance d'un changement de contrôle dans les 30 jours suivant cet événement, accompagné de l'offre. Le fiduciaire des débentures enverra rapidement par la poste à chaque porteur de débentures un avis du changement de contrôle accompagné d'un exemplaire de l'offre de rachat de la totalité des débentures en circulation. Si plus de 90 % du capital global des débentures en circulation à la date à laquelle l'avis du changement de contrôle ont été déposés à la Fiducie aux termes de l'offre, la Fiducie aura le droit et l'obligation de racheter la totalité du reste des débentures au prix de l'offre. La Fiducie doit remettre un avis de ce rachat au fiduciaire des débentures dans les 10 jours suivant l'expiration de l'offre et ce dernier doit, dès que possible par la suite, remettre un tel avis aux porteurs des débentures qui n'ont pas été déposés en réponse à l'offre.

Option de versement de l'intérêt

La Fiducie peut choisir à l'occasion de régler son obligation de verser l'intérêt sur les débentures (l'« obligation de versement de l'intérêt »), à la date à laquelle il est payable aux termes de l'acte de fiducie (la « date de versement de l'intérêt »), en remettant un nombre suffisant de parts de fiducie au fiduciaire des débentures pour régler la totalité ou une partie de l'obligation de versement de l'intérêt conformément à l'acte de fiducie (le « choix de versement de l'intérêt en parts »). L'acte de fiducie prévoira que si ce choix est effectué, le fiduciaire des débentures devra (a) accepter la livraison des parts de fiducie par la Fiducie, (b) accepter les offres concernant ces parts de fiducie et réaliser les ventes de celles-ci, comme la Fiducie lui en donne la directive, à son entière appréciation, (c) investir le produit tiré de ces ventes dans des titres du gouvernement autorisés à court terme (comme ce terme est défini dans l'acte de fiducie) qui viennent à échéance avant la date de versement de l'intérêt applicable, et affecter le produit reçu de ces titres du gouvernement autorisés, ainsi que le produit tiré de la vente de parts de fiducie qui n'a pas été investi de la façon susmentionnée, au règlement de l'obligation de versement de l'intérêt, et (d) prendre toute autre mesure qui y est nécessairement liée.

L'acte de fiducie énoncera les procédures que doivent suivre la Fiducie et le fiduciaire des débentures afin de mettre en place le choix du versement de l'intérêt en parts. Si un choix de versement de l'intérêt en parts est fait, l'unique droit d'un porteur de débentures à l'égard de l'intérêt sera de recevoir les espèces provenant du fiduciaire des débentures prélevées sur le produit tiré de la vente des parts de fiducie (majorées d'une somme reçue par le fiduciaire des débentures de la Fiducie attribuable aux fractions de parts de fiducie) en guise de règlement intégral de l'obligation de versement de l'intérêt, et le porteur de ces débentures n'aura aucun autre recours envers la Fiducie à l'égard de l'obligation de versement de l'intérêt.

Ni le choix de versement de l'intérêt en parts par la Fiducie ni la réalisation des ventes de parts de fiducie ne fera en sorte que (a) les porteurs des débentures n'auront plus le droit de recevoir, à la date de versement de l'intérêt applicable, des espèces d'une somme globale correspondant à l'intérêt payable à cette date de versement de l'intérêt, ou (b) ces porteurs reçoivent des parts de fiducie en règlement de l'obligation de versement de l'intérêt.

Cas de défaut

L'acte de fiducie prévoira qu'un cas de défaut (un « cas de défaut ») à l'égard des débentures surviendra si un ou plusieurs des événements décrits ci-après, entre autres choses, sont survenus ou se poursuivent relativement aux débentures : (a) l'omission pendant 10 jours de verser l'intérêt sur les débentures lorsqu'il est exigible; (b) l'omission de rembourser le capital ou la prime, s'il y a lieu, lorsqu'il est exigible sur les débentures, que ce soit à l'échéance, au rachat au gré de l'émetteur, par déclaration ou autrement; (c) certains cas de faillite, d'insolvabilité ou de réorganisation de la Fiducie aux termes des lois sur la faillite ou l'insolvabilité; ou d) l'omission de respecter ou d'exécuter une condition ou un engagement important de l'acte de fiducie et le fait que cette omission se poursuive pendant une période de 30 jours après la remise à la Fiducie d'un avis écrit par le fiduciaire des débentures précisant ce défaut et enjoignant à la Fiducie d'y remédier. Si un cas de défaut est survenu et se poursuit, le fiduciaire des débentures pourra, à son appréciation, et à la demande des porteurs d'au moins 25 % du capital des débentures, déclarer exigible et payable immédiatement le capital des débentures en circulation ainsi que l'intérêt sur celles-ci. Dans certains cas, les porteurs de plus de 50 % du capital des débentures alors en circulation peuvent, pour le compte des porteurs de toutes les débentures, renoncer à un cas de défaut et/ou annuler une telle déclaration selon des modalités que ces porteurs peuvent établir.

Offres visant les débentures

L'acte de fiducie renfermera des dispositions indiquant que si une offre visant les débentures est présentée, et que cette offre constitue une offre publique d'achat (*take-over bid*) des débentures au sens de la loi intitulée *Securites Act* (Alberta), et qu'au moins 90 % des débentures (à l'exception des débentures détenues à la date de l'offre publique d'achat par l'initiateur, les personnes qui ont un lien avec lui ou les membres du même groupe que lui ou pour leur compte) sont pris en livraison et réglées par l'initiateur, ce dernier pourra acquérir les débentures détenues par les porteurs de débentures qui n'ont pas accepté l'offre selon les modalités offertes par l'initiateur.

Modification

Les droits des porteurs des débentures ainsi que ceux des autres séries de débentures qui peuvent être émises aux termes de l'acte de fiducie peuvent être modifiés conformément aux modalités de l'acte de fiducie. À cette fin, notamment, l'acte de fiducie renfermera certaines dispositions qui rendront les résolutions adoptées aux assemblées des porteur de débentures par les voix exprimées à celles-ci par les porteurs d'au moins 66⅔ % du capital des débentures présents à l'assemblée ou représentés par procuration, ou rendues par des documents écrits signés par les porteurs d'au moins 66⅔ % du capital des débentures obligatoires pour tous les porteurs de débentures. Dans certains cas, la modification exigera plutôt, ou en plus, l'assentiment des porteurs du pourcentage requis de débentures de chaque série touchée de façon particulière.

Restriction sur l'émission de débentures supplémentaires

L'acte de fiducie prévoira que la Fiducie ne pourra émettre de débentures convertibles supplémentaires de rang égal si le capital de toutes les débentures convertibles émises et en circulation de la Fiducie excède 25 % de la capitalisation boursière totale de la Fiducie immédiatement après l'émission de ces débentures convertibles

supplémentaires. La « capitalisation boursière totale » sera définie dans l'acte de fiducie comme étant le capital total de l'ensemble des débentures émises et en circulation de la Fiducie qui sont convertibles au gré du porteur en parts de fiducie de la Fiducie, majoré de la somme obtenue par le multiplication du nombre de parts de fiducie émises et en circulation par le cours actuel des parts de fiducie à la date applicable.

Restrictions sur la propriété par des non-résidents

La Fiducie n'est pas établie ni, à un moment donné, maintenue principalement pour l'avantage de non-résidents et la Société doit informer le fiduciaire des débentures ainsi que l'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie de cette restriction. Le fiduciaire des débentures peut, à la réception d'une directive écrite de la Société, exiger des déclarations concernant les territoires dans lesquels les propriétaires véritables de débentures résidents. Si la Fiducie prend connaissance, à la suite de ces déclarations concernant la propriété véritable, que les propriétaires véritables de plus de 49 % des parts de fiducie, après dilution, en circulation à ce moment sont, ou peuvent être, des non-résidents ou que cette situation est imminente, la Société peut faire une annonce publique de ce fait et aviser par écrit le fiduciaire des débentures, et le fiduciaire des débentures ne peut accepter de souscription de débentures provenant d'une personne, lui émettre des débentures ou consigner un transfert de celles-ci, à moins que la personne ne remette une déclaration dont la forme et le contenu sont satisfaisants pour la Société selon laquelle la personne n'est pas un non-résident. Malgré ce qui précède, si la Société détermine que plus de 49 % des parts de fiducie, après dilution, sont détenues par des non-résidents, la Société peut envoyer un avis aux porteurs des débentures ou de parts de fiducie non résidents, choisis dans l'ordre inverse de l'ordre d'acquisition ou d'inscription des débentures et des parts de fiducie ou d'une toute autre façon que la Société peut juger équitable et possible, enjoignant à ceux-ci de vendre leurs débentures ou leurs parts de fiducie ou une tranche de celles-ci dans un délai déterminé d'au plus 30 jours. Si les porteur de débentures ou les porteurs de parts qui reçoivent cet avis n'ont pas vendu le nombre précis de débentures ou de parts de fiducie, ou remis à la Société une preuve valable de leur statut de non-résidents dans ce délai, la Société pourra, pour le compte de ce porteur de débentures ou porteur de parts, vendre ces débentures ou parts de fiducie, selon le cas, et, entre-temps, suspendre les droits rattachés à ces débentures ou parts de fiducie, selon le cas. Dans le cadre de cette vente, les porteurs touchés cessent d'être porteurs des débentures ou parts de fiducie applicables, selon le cas, et leurs droits sont limités à recevoir le produit net tiré de la vente, à la remise des certificats attestant ces débentures ou parts de fiducie. La Société peut enjoindre au fiduciaire des débentures et/ou à l'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie de prendre l'une des mesures qui précèdent.

Système d'inscription en compte pour les débentures

Les débentures seront émises sous forme « d'inscription en compte » et doivent être acquises ou transférées par l'intermédiaire d'un adhérent au service de dépôt de la CDS (un « adhérent »). À la date de clôture, le fiduciaire des débentures fera en sorte que les débentures seront remises à la CDS et inscrites au nom de son prête-nom. Les débentures seront attestées par un seul certificat d'inscription en compte. L'inscription des participations dans les débentures et des transferts de celles-ci sera faite uniquement par l'intermédiaire du service de dépôt de la CDS.

À l'exception de ce qui est décrit ci-après, le souscripteur faisant l'acquisition d'une participation véritable dans les débentures (un « propriétaire véritable ») ne pourra recevoir de certificat ou d'autre document de la part du fiduciaire des débentures ou de la CDS attestant sa participation dans celles-ci, et ce souscripteur ne figurera pas dans les registres maintenus par la CDS, sauf par l'intermédiaire d'un adhérent. Ce souscripteur recevra une confirmation d'achat de la part du preneur ferme ou d'un autre courtier inscrit par l'intermédiaire duquel les débentures seront acquises.

Ni la Fiducie ni les preneurs fermes n'assument de responsabilité à l'égard de ce qui suit : (a) tout aspect des registres relatifs à la propriété véritable des débentures maintenus par la CDS ou des paiements relatifs à celles-ci; (b) le maintien, la supervision ou l'examen des registres relatifs aux débentures; ou (c) tout conseil ou toute déclaration fait par la CDS ou relativement à celle-ci et figurant dans le présent prospectus simplifié et relatif aux règles régissant la CDS ou toute mesure devant être prise par la CDS ou à la demande de ses adhérents. Les règles régissant la CDS prévoient que cette dernière agit à titre de mandataire et de dépositaire pour les adhérents. Ainsi, les adhérents doivent se fier uniquement à la CDS et les propriétaires véritables doivent se fier uniquement aux adhérents en ce qui a trait au remboursement du capital des débentures et au versement de l'intérêt sur celles-ci payés par la Fiducie ou pour son compte à la CDS.

À titre de porteurs indirects des débentures, les épargnants devraient savoir ce qui suit (sous réserve des situations décrites ci-après) : (a) les débentures ne peuvent être inscrites à leur nom; (b) ils ne peuvent disposer de certificats matériels représentant leur participation dans les débentures; (c) ils pourraient ne pas être en mesure de vendre les débentures à des institutions à l'égard desquelles la loi exige qu'elles détiennent un certificat matériel pour les titres dont elles ont la propriété; et (d) ils pourraient ne pas être en mesure de mettre les débentures en gage à titre de sûreté.

Les débentures seront émises aux propriétaires véritables sous forme d'un certificat entièrement nominatif (les « certificats de débentures ») uniquement dans les situations suivantes : (a) les lois applicables l'exigent; (b) le système d'inscription en compte cesse d'exister; (c) la Fiducie ou la CDS avise le fiduciaire des débentures que la CDS n'est plus en mesure d'acquitter valablement ses responsabilités à titre de dépositaire à l'égard des débentures et la Fiducie n'est pas en mesure de trouver un remplaçant compétent; (d) la Fiducie, à son gré, décide de mettre fin au système d'inscription en compte par l'intermédiaire de la CDS; ou (e) après la survenance d'un cas de défaut; toutefois, les adhérents qui agissent pour le compte des propriétaires véritables représentant, dans l'ensemble, plus de 25 % du capital global des débentures en circulation à ce moment-là doivent aviser la CDS par écrit que le maintien d'un système d'inscription en compte par l'intermédiaire de la CDS n'est plus dans leur intérêt; toutefois, le fiduciaire des débentures ne doit pas avoir renoncé au cas de défaut conformément aux modalités de l'acte de fiducie. À la survenance de l'un des événements décrits ci-dessus, le fiduciaire des débentures doit aviser la CDS, pour le compte de adhérents et des propriétaires véritables, de la disponibilité, par l'intermédiaire de la CDS, des certificats de débentures. À la remise par la CDS du certificat attestant les débentures et à la réception d'instructions de la CDS concernant les nouvelles inscriptions, le fiduciaire des débentures remettra les débentures sous forme de certificats de débentures et la Fiducie reconnaîtra par la suite les porteurs de ces certificats de débentures comme étant les porteurs de débentures aux termes de l'acte de fiducie. L'intérêt sur les débentures sera versé directement à la CDS pendant que le système d'inscription est en vigueur. Si des certificats de débentures sont émis, l'intérêt sera versé par chèque fait par la Fiducie et envoyé par courrier prépayé au porteur inscrit ou d'une toute autre façon qui peut devenir habituelle pour le versement d'un intérêt. Le remboursement du capital, y compris le paiement sous forme de parts de fiducie, s'il y a lieu, ainsi que l'intérêt exigible, à l'échéance ou à une date de rachat, seront versés directement à la CDS pendant que le système d'inscription en compte est en vigueur. Si des certificats de débentures sont émis, le remboursement du capital, y compris le paiement sous forme de parts de fiducie, s'il y a lieu, ainsi que l'intérêt exigible, à l'échéance ou à une date de rachat, seront payés à la remise des certificats à tout bureau du fiduciaire des débentures ou comme il est autrement précisé dans l'acte de fiducie.

MODE DE PLACEMENT

Aux termes d'une convention de prise ferme, la Fiducie s'est engagée à vendre et à émettre un total de 100 000 débentures aux preneurs fermes, et les preneurs fermes se sont engagés individuellement, chacun pour la tranche qui le concerne, à acheter ces débentures le 28 juillet 2005 ou à toute autre date convenue entre la Fiducie et les preneurs fermes, mais quoi qu'il en soit, au plus tard le 29 août 2005. La livraison des débentures est conditionnelle au paiement à la clôture de 1 000 $ par débenture par les preneurs fermes à la Fiducie. La convention de prise ferme prévoit que la Fiducie paiera la rémunération des preneurs fermes de 40 $ par débenture pour les débentures émises et vendues par la Fiducie, pour une rémunération globale de 4 000 000 $ payable par la Fiducie, en contrepartie des services rendus par ceux-ci dans le cadre du placement. La rémunération des preneurs fermes relative aux débentures est payable à la clôture du placement. Les conditions du placement ont été établies par voie de négociation entre la Société, pour le compte de la Fiducie, et Marchés mondiaux CIBC Inc., pour son propre compte et pour le compte des autres preneurs fermes.

Les obligations qui incombent aux preneurs fermes aux termes de la convention de prise ferme sont individuelles et non solidaires, et ces derniers peuvent y mettre fin, à leur appréciation, si certaines conditions se réalisent. **Les obligations qui incombent à la Fiducie et aux preneurs fermes aux termes de la convention de prise ferme, de réaliser l'achat et la vente des débentures prendront fin automatiquement si l'acquisition de Markedon prend fin ou si la Fiducie a informé les preneurs fermes ou annoncé publiquement qu'elle n'a pas l'intention de donner suite à l'acquisition de Markedon.** Si un preneur ferme n'achète pas les débentures qu'il a convenu d'acheter, les autres preneurs fermes peuvent, sans y être tenus, acheter les débentures en question. Toutefois, les preneurs fermes sont tenus de prendre en livraison et de payer toutes les débentures si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. La convention de prise ferme prévoit également que la

Fiducie et la Société indemniseront les preneurs fermes ainsi que leurs administrateurs, les membres de leur direction, leurs mandataires, leurs actionnaires et leurs employés de certaines responsabilités et de certains frais.

Sauf dans certains cas limités, les débentures seront émises sous forme d'inscription en compte et devront être achetées ou transférées par l'entremise d'un adhérent au service de dépôt de la CDS. Se reporter à la rubrique intitulée « Modalités des débentures ».

Conformément aux règles et aux instructions générales de certains organismes de réglementation du commerce des valeurs mobilières, les preneurs fermes ne peuvent, à tout moment pendant la période se terminant à la date où le processus de vente des débentures se termine et où tous les arrangements de stabilisation à l'égard des débentures et des parts de fiducie se terminent, offrir d'acheter ni acheter de parts de fiducie. La restriction précédente est assujettie à certaines exceptions, y compris a) une offre d'achat ou un achat de parts de fiducie si l'offre d'achat ou l'achat est fait par l'entremise de la TSX conformément aux règles universelles d'intégrité du marché des Services de réglementation du marché Inc., b) une offre d'achat ou un achat pour le compte d'un client, à l'exclusion de certains clients prescrits, pourvu que l'ordre du client n'ait pas été sollicité par un preneur ferme, ou s'il l'a été, que la sollicitation ait eu lieu avant le début de la période de restriction prescrite, et c) une offre d'achat ou un achat en vue de couvrir une position vendeur conclue avant la période de placement, comme les règles le prévoient. Les preneurs fermes peuvent effectuer des opérations de stabilisation ou de maintien du marché à la TSX, lorsque l'offre d'achat ou l'achat de débentures ou de parts de fiducie est réalisé dans le but de maintenir un marché stable et ordonné à l'égard des débentures ou des parts de fiducie, sous réserve de certaines limites des cours applicables à de telles offres achat ou à de tels achats. Ces opérations, si elles sont entreprises, peuvent être interrompues à tout moment.

La Fiducie a convenu avec les preneurs fermes que, pendant la période se terminant 90 jours après la clôture du placement, elle n'offrira pas, ni n'émettra, ni ne s'engagera par contrat à offrir ou à émettre, des parts de fiducie ou des titres convertibles en parts de fiducie ou échangeables contre celles-ci ou pouvant être levés ou contre celles-ci (à l'exception de parts de fiducie pouvant être émises aux termes des régimes d'intéressement et dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures), sans le consentement préalable de Marchés mondiaux CIBC Inc., pour le compte des preneurs fermes, lequel consentement ne saurait être refusé sans motif valable.

La Fiducie a demandé l'inscription à la cote de la TSX des débentures placées aux termes du présent prospectus simplifié et des parts de fiducie pouvant être émises dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures. L'inscription de ces titres sera assujettie au respect par la Fiducie de toutes les exigences d'inscription de la TSX.

Les débentures offertes aux présentes et les parts de fiducie pouvant être émises dans le cadre de la conversion, du rachat au gré de l'émetteur et de l'échéance des débentures n'ont pas été ni ne seront inscrites aux termes de la Loi de 1933 ou de toute loi sur les valeurs mobilières étatique, et, par conséquent, les débentures ne peuvent pas être offertes ni vendues aux États-Unis ou à des personne des États-Unis ou pour le compte de celles-ci, sauf lors d'opérations exonérées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières étatiques.

La convention de prise ferme permet aux preneurs fermes d'offrir et de revendre les débentures qu'ils ont acquis aux termes de celle-ci à des acheteurs institutionnels admissibles (*qualified institutional buyers*) aux États-Unis, à la condition que ces offres ou ventes soient réalisées conformément à la *Rule* 144A prise en application de la Loi de 1933. La convention de prise ferme prévoira également que les preneurs fermes offriront et vendront les débentures à l'extérieur des États-Unis uniquement selon le *Regulation* S pris en application de la Loi de 1933.

En outre, jusqu'à 40 jours après le début du placement, une offre ou une vente des débentures aux États-Unis par un courtier (qu'il participe ou non au placement) peut violer les exigences d'inscription de la Loi de 1933 si cette offre ou cette vente est réalisée d'une façon autre que conformément à la *Rule* 144A prise en application de la Loi de 1933.

LIENS ENTRE LA FIDUCIE ET CERTAINS PRENEURS FERMES

Marchés mondiaux CIBC inc., Scotia Capitaux Inc., Financière Banque Nationale inc. et RBC Dominion valeurs mobilières Inc. sont des filiales en propriété exclusive directes ou indirectes de banques canadiennes (les « banques »), qui sont des prêteurs de la Fiducie. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » de ces preneurs fermes au sens des lois sur les valeurs mobilières canadiennes qui s'appliquent.

Aux termes de la facilité de crédit renouvelable, la Fiducie était endettée envers les banques pour un montant global de 137 495 000 $ au 30 juin 2005. La Fiducie se conforme à toutes les conditions importantes de la convention régissant les facilités de crédit renouvelable et les banques n'ont pas renoncé aux droits qu'elles peuvent exercer en cas de violation importante par la Fiducie de cette convention depuis sa signature. Ni la situation financière de la Fiducie, ni la valeur de la garantie donnée à l'égard de la facilité de crédit renouvelable n'a changé sensiblement depuis que la dette aux termes de celle-ci a été contractée.

La décision de placer les débentures offertes par les présentes a été prise, et les conditions du placement ont été établies, par voie de négociation entre la Société, pour le compte de la Fiducie, et les preneurs fermes. Les banques n'ont participé ni à cette décision ni à l'établissement de ces conditions, mais elles ont été informées de l'émission et des conditions de celle-ci. En conséquence du placement, Marchés mondiaux CIBC Inc., Scotia Capitaux Inc., Financière Banque Nationale Inc. et RBC Dominion valeurs mobilières Inc. recevront chacune leur parts de la rémunération des preneurs fermes. Aucune tranche du produit tiré du placement ne sera affectée aux sommes impayées aux termes de la facilité de crédit renouvelable ou autrement à l'avantage des banques.

INTÉRÊT DES EXPERTS

Certaines questions d'ordre juridique ayant trait au placement seront tranchées par Bennett Jones LLP, pour le compte de la Fiducie. En date des présentes, les associés et avocats salariés de Bennett Jones LLP, en tant que groupe, possèdent, directement ou indirectement, moins de 1 % des parts de fiducie en circulation.

Certaines questions d'ordre juridique ayant trait au placement seront tranchées par Blake, Cassels & Graydon s.r.l., pour le compte des preneurs fermes. En date des présentes, les associés et avocats salariés de Blake, Cassels & Graydon s.r.l., en tant que groupe, possèdent, directement ou indirectement, moins de 1 % des parts de fiducie en circulation.

Les estimations des réserves d'Esprit et de Resolute contenues dans le présent prospectus simplifié ou qui y sont intégrées par renvoi ont été préparées par GLJ. En date des présentes, les dirigeants, administrateurs, membres de la direction et associés de GLJ, en tant que groupe, possèdent, directement ou indirectement, moins de 1 % des parts de fiducie en circulation.

Les estimations des réserves de Markedon et de Monroe contenus dans le présent prospectus simplifié ont été préparées par AJM. En date des présentes, les dirigeants, administrateurs, membres de la direction et associés d'AJM, en tant que groupe, possèdent, directement ou indirectement, moins de 1 % des parts de fiducie en circulation.

INCIDENCES FISCALES FÉDÉRALES CANADIENNES

De l'avis de Bennett Jones LLP, conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon s.r.l., conseillers juridiques des preneurs fermes (collectivement, les « conseillers juridiques »), le texte qui suit résume fidèlement les principales incidences fiscales fédérales canadiennes, en vertu de la Loi de l'impôt, qui s'appliquent généralement au souscripteur qui fait l'acquisition de débentures dans le cadre du placement et qui, aux fins de la Loi de l'impôt et à tout moment pertinent, détient les débentures et les parts de fiducie émises dans le cadre de la conversion, du rachat au gré de l'émetteur ou du remboursement des débentures (collectivement, les « titres ») à titre d'immobilisations et n'a aucun lien de dépendance avec la Fiducie et n'est pas membre du même groupe qu'elle. En général, les titres seront considérés comme des immobilisations pour leur porteur, à condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise d'achat et de vente de titres et qu'il ne les ait pas acquis au moyen d'une ou de plusieurs opérations considérées comme un risque à caractère commercial. Certains porteurs

résidant au Canada qui pourraient par ailleurs ne pas être considérés comme détenant leurs titres à titre d'immobilisations peuvent, dans certains cas, avoir droit à ce que ceux-ci soient traités comme des immobilisations en effectuant le choix irrévocable permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent résumé ne s'applique pas (i) au porteur qui est une « institution financière », au sens de la Loi de l'impôt aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt, (iii) au porteur qui est une « institution financière déterminée », au sens de la Loi de l'impôt, (iv) à une société de personnes, ou (v) au porteur qui n'est pas, ni n'est réputé être, un résident du Canada qui utilise ou détient, ou est réputé utiliser ou détenir, les titres dans le cadre de l'exploitation d'une entreprise au Canada ou qui exploite ou est réputé exploiter une société d'assurance au Canada ou ailleurs. Un tel porteur devrait consulter son propre conseiller fiscal à l'égard d'un placement dans les titres.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt en vigueur en date des présentes et sur l'interprétation que donnent les conseillers juridiques des pratiques administrative publiées actuelles de l'ARC. Sauf pour ce qui est des propositions visant expressément à modifier la Loi de l'impôt (les « modifications proposées ») qui ont été annoncées publiquement par le ministre des Finances fédéral, ou pour le compte de celui-ci, avant la date des présentes, le présent résumé ne tient pas compte ni ne prévoit de modifications à la législation en matière d'impôt sur le revenu, que ce soit par voie législative, gouvernementale ou judiciaire, ni de modifications aux pratiques administratives de l'ARC. Rien ne garantit que les modifications proposées seront promulguées sous leur forme actuelle, ni qu'elles le seront. Le présent sommaire n'épuise pas toutes les incidences fiscales fédérales canadiennes ni ne tient compte de toutes les incidences fiscales provinciales, territoriales ou étrangères découlant de l'acquisition, de la propriété ou de la disposition des titres.

Le présent résumé est de nature générale seulement et n'est pas destiné à constituer un avis fiscal ou juridique à l'intention d'un acquéreur ou d'un porteur éventuel de titres, et ne devrait pas être interprété en ce sens et aucune déclaration n'est faite quant aux incidences fiscales applicables à un acquéreur ou à un porteur éventuel en particulier. Par conséquent, les porteurs éventuels devraient consulter leurs propres conseillers fiscaux en ce qui a trait à leur situation particulière.

Imposition des porteurs de débentures résidant au Canada

Le porteur de débentures qui est une société par actions, une société de personnes, une fiducie d'investissement à participation unitaire ou une fiducie de laquelle une société par actions ou une société en commandite est un bénéficiaire sera tenu d'inclure dans le calcul de son revenu pour une année d'imposition la totalité de l'intérêt versé sur les débentures qui s'accumule en sa faveur jusqu'à la fin de l'année d'imposition en question, ou qu'il peut recevoir ou qu'il a reçu avant l'année d'imposition en question, sauf dans la mesure où cet intérêt a été inclus dans le calcul du revenu du porteur pour une année d'imposition antérieure.

Tout autre porteur sera tenu d'inclure dans le calcul du revenu pour une année d'imposition la totalité de l'intérêt sur les débentures que le porteur reçoit ou peut recevoir au cours de l'année d'imposition en question (selon la méthode suivie habituellement par le porteur pour le calcul de son revenu), sauf dans la mesure où l'intérêt a été inclus dans le revenu du porteur pour une année d'imposition antérieure. En outre, si, à un moment donné, une débenture devenait un « contrat de placement », comme ce terme est défini dans la Loi de l'impôt, relativement à un porteur, ce porteur sera tenu d'inclure dans le calcul de son revenu pour une année d'imposition l'intérêt qui s'accumule en sa faveur sur la débenture jusqu'à tout « jour anniversaire » (comme ce terme est défini dans la Loi de l'impôt) de l'année donnée dans la mesure où cet intérêt n'a pas été autrement inclus dans le revenu du porteur pour l'année donnée ou une année antérieure.

Le porteur d'une débenture qui échange une débenture contre des parts de fiducie aux termes du privilège de conversion sera considéré avoir disposé de la débenture moyennant un produit de disposition correspondant au total de la juste valeur marchande des parts de fiducie ainsi acquises au moment de l'échange et de la somme de toutes les espèces reçues en remplacement d'une fraction de parts de fiducie.

Le coût des parts de fiducie ainsi acquises pour le porteur correspondra à la juste valeur marchande de celles-ci au moment de l'échange et on doit en établir la moyenne avec le prix de base rajusté de toutes les autres parts de fiducie détenues à ce moment à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de chacune de ces parts de fiducie.

Si la Fiducie rachète une débenture avant l'échéance ou rembourse une débenture à l'échéance et que le porteur n'exerce pas le privilège de conversion avant ce rachat ou ce remboursement, ce dernier sera considéré avoir disposé de la débenture moyennant un produit de disposition correspondant à la somme reçue par le porteur (à l'exception de la somme reçue à titre d'intérêt) dans le cadre de ce rachat ou ce remboursement. Si le porteur reçoit des parts de fiducie dans le cadre d'un rachat ou d'un remboursement, le porteur sera considéré avoir reçu un produit de disposition correspondant à la juste valeur marchande des parts de fiducie ainsi reçues et à la somme des espèces reçues en remplacement d'une fraction de part de fiducie. Le coût des parts de fiducie ainsi reçues pour le porteur correspondra à la juste valeur marchande de celles-ci au moment de l'échange et on doit en établir la moyenne avec le prix de base rajusté de toutes les autres parts de fiducie détenues à ce moment à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de chacune de ces parts de fiducie.

Dans le cadre d'une disposition réelle ou réputée d'une débenture de la façon décrite ci-dessus ou autrement, le porteur de celle-ci réalisera généralement un gain en capital (ou subira une perte en capital) correspondant à la somme par laquelle le produit de disposition (rajusté de la façon décrite ci-après) est supérieur (ou inférieur) au prix de base rajusté total du porteur de la débenture et des frais raisonnables de disposition. Dans le cadre d'une telle disposition réelle ou réputée d'une débenture, l'intérêt cumulé sur celle-ci jusqu'à la date de disposition sera inclus dans le calcul du revenu du porteur, sauf dans la mesure où cette somme a été autrement incluse dans le revenu du porteur, et sera exclue du calcul du produit de disposition du porteur relativement à la débenture.

La moitié des gains en capital réalisés par un porteur doit être incluse dans son revenu de l'année de la disposition aux fins de la Loi de l'impôt à titre de gains en capital imposables. La moitié des pertes en capital subies à la disposition d'une débenture peut être déduite des gains en capital réalisés par un porteur l'année de la disposition, au cours des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Le gain en capital réalisé par le porteur qui est un particulier peut donner lieu à un impôt minimum de remplacement. Le porteur qui, pendant toute l'année, est une « société privée sous contrôle canadien » (comme ce terme est défini dans la Loi de l'impôt) peut être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certaines revenus de placement, y compris les intérêts et les gains en capital imposables.

Imposition des porteurs de débentures non résidents du Canada

Le porteur d'une débenture qui n'est pas résident ou réputé être résident du Canada (un « porteur non résident ») sera généralement assujetti à une retenue d'impôt canadien au taux de 25 % sur l'intérêt versé ou porté à son crédit aux termes de la débenture, à moins que ce taux ne soit réduit aux termes des dispositions d'une convention fiscale entre le Canada et le territoire de résidence du porteur non résident. Le porteur non résident qui est un résident des États-Unis et qui a le droit de demander les avantages conférés par la *Convention fiscale de 1980 entre le Canada et les États-Unis d'Amérique*, pourra généralement faire ramener le taux de la retenue d'impôt à 10 % sur la somme de l'intérêt qui lui est versé ou porté à son crédit. Toute prime versée dans le cadre d'un rachat au gré de l'émetteur ou d'un rachat de débenture avant l'échéance sera réputée constituer de l'intérêt pour la retenue d'impôt canadien.

La disposition réelle ou réputée d'une débenture, que ce soit dans le cadre d'une conversion, d'un rachat au gré de l'émetteur ou autrement ne donnera pas lieu à un gain en capital assujetti à l'impôt aux termes de la Loi de l'impôt pour un porteur non résident, à la condition que (i) le porteur non résident n'utilise pas ou ne détienne pas, ni ne soit réputé utiliser ou détenir, la débenture dans le cadre de l'exploitation d'une entreprise au Canada, (ii) la débenture ne constitue pas un « bien d'assurance désigné » pour le porteur non résident aux fins de la Loi de l'impôt, (iii) la Fiducie est une fiducie de fonds commun de placement; et (iv) les débentures ne constituent pas autrement des « biens canadiens imposables » pour le porteur non résident au sens de la Loi de l'impôt. En règle générale, une débenture ne constituera pas autrement un bien canadien imposable pour un porteur non résident au moment de la disposition réelle ou réputée de celle-ci à moins que le porteur non résident, les personnes avec lesquelles il négocie sans lien de dépendance (au sens de la Loi de l'impôt) ou le porteur non résident ainsi que ces personnes n'étaient propriétaires de plus de 25 % des parts de fiducie à tout moment au cours de la période de 60 mois précédant immédiatement la disposition.

Si une débenture est vendue ou transférée par un porteur non résident à un souscripteur qui est un résident du Canada au moment où l'intérêt s'est accumulé et demeure impayé sur la débenture, la tranche du prix d'achat ou de

transfert attribuable à cet intérêt cumulé peut être réputée constituer de l'intérêt, et le souscripteur pourrait être responsable de remettre la retenue d'impôt sur cet intérêt réputé (et les autres sommes réputées constituer de l'intérêt) aux termes de la Loi de l'impôt. Les porteurs non résidents qui transfèrent ou vendent des débentures devraient consulter leurs propres conseillers pour savoir si les obligations de retenue s'appliquent. Le calcul du montant de l'intérêt qui est réputé avoir été versé dans le cadre d'un transfert de débentures, y compris une conversion, est complexe et pourrait ne pas être clair dans certaines circonstances. La juste valeur marchande des parts de fiducie reçue dans le cadre de la conversion d'une débenture, moins le prix d'émission de cette débenture, pourrait être considérée comme de l'intérêt aux fins de la retenue d'impôt canadien.

Statut du Fonds

La Fiducie est admissible à titre de « fiducie d'investissement à participation unitaire », comme ce terme est défini dans la Loi de l'impôt, et le présent résumé suppose que la Fiducie continuera d'être admissible à titre de « fiducie de fonds commun de placement », comme ce terme est défini dans la Loi de l'impôt, à tout moment important. Afin d'être admissible à titre de fiducie d'investissement à participation unitaire, la Fiducie doit satisfaire continuellement certaines exigences ayant trait à la nature de son entreprise (qu'elle doit principalement restreindre ses activités à des investissements de fonds dans des biens), à l'admissibilité de ses parts de fiducie aux fins de distribution au public, à la répartition de la propriété de ses parts de fiducie ainsi qu'au fait qu'elle ne doit pas être établie ni maintenue principalement pour le bénéfice de non-résidents du Canada.

Certaines restrictions sont imposées sur les activités et les pouvoirs de la Fiducie, et certaines restrictions limitent le nombre de porteurs de parts non-résidents, de sorte qu'il est raisonnable de s'attendre à ce que ces exigences seront satisfaites. Si la Fiducie devait ne pas être admissible à titre de fiducie de fonds commun de placement à un moment quelconque, les incidences fiscales qui en découlent seraient substantiellement différentes à certains égards de celles qui sont décrites aux présentes.

Pourvu que la Fiducie maintienne son statut de fiducie de fonds commun de placement aux termes de la Loi de l'impôt, les parts de fiducie seront des placements admissibles pour les fiducies régies par des régimes exonérés. Les régimes exonérés ne seront généralement pas redevables d'impôt à l'égard de toute distribution reçue de la Fiducie ou de tout gain en capital réalisé à la disposition des parts de fiducie. Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie cesseront d'être des placements admissibles pour les régimes exonérés, ce qui aurait des incidences fiscales défavorables pour les régimes exonérés ainsi que pour leurs rentiers ou bénéficiaires.

Imposition de la Fiducie

La Fiducie est, chaque année d'imposition, assujettie à l'impôt sur son revenu ou sa perte pour l'année en question, calculé comme si elle était un particulier distinct résidant au Canada. L'année d'imposition de la Fiducie se terminera le 31 décembre de chaque année.

La Fiducie sera tenue d'inclure dans son revenu pour chaque année d'imposition : (i) la totalité de l'intérêt qui court sur les billets, qui devient exigible ou qu'elle a reçu avant la fin de l'année, sauf dans la mesure ou cet intérêt a été inclus dans le calcul de son revenu d'une année antérieure, (ii) son revenu provenant de la PRN, et (iii) tous les dividendes reçus sur les actions de la Société à moins que la Fiducie n'ait fait le choix que ces dividendes seront réputés avoir été reçus par les porteurs de parts et de ne pas avoir été reçus par la Fiducie.

La Fiducie aura généralement le droit, dans le calcul de son revenu, de déduire les frais d'administration raisonnables engagés en vue de gagner un revenu. La Fiducie aura le droit de déduire les frais qu'elle a engagés dans le cadre de l'émission des débentures et des émissions précédentes de parts de fiducie sur cinq ans, selon la méthode d'amortissement linéaire (sous réserve d'un calcul proportionnel qui tiendra compte des années d'imposition plus courtes). La Fiducie pourra déduire au plus 10 % de ses frais cumulatifs à l'égard de biens canadiens relatifs au pétrole et au gaz (« FBCPG ») chaque année selon la méthode de l'amortissement dégressif (sous réserve d'un calcul proportionnel pour tenir compte des années d'imposition plus courtes). Si les FBCPG cumulatifs de la Fiducie sont inférieurs à zéro à la fin d'une année d'imposition, ce montant négatif doit être inclus dans le revenu. La Fiducie peut également déduire des montants qui deviendront payables par elle aux porteurs de parts au cours de l'année, dans la mesure où elle dispose d'un revenu net pour l'année, une fois que les inclusions et déductions

décrites ci-dessus auront été faites. Une somme sera considérée comme devenue payable à un porteur de parts au cours d'une année d'imposition seulement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement au cours de l'année en question. Aux termes de l'acte de fiducie, le revenu net de la Fiducie pour chaque année sera généralement payé ou payable aux porteurs de parts au moyen de distributions en espèces. L'acte de fiducie prévoit également d'autres situations où la Fiducie peut ne pas disposer de suffisamment d'espèces pour distribuer la totalité de son revenu net au moyen de ces distributions en espèces. En pareil cas, ce revenu net sera payable aux porteurs de parts sous forme de parts de fiducie supplémentaires (« parts de fiducie réinvesties »). Par conséquent, il est prévu que la Fiducie n'aura généralement pas de revenu imposable aux fins de la Loi de l'impôt.

Aux termes de l'acte de fiducie, les espèces reçues par la Fiducie peut être utilisé pour financer les rachats de parts de fiducie.

Aux fins de la Loi de l'impôt, la Fiducie compte généralement déduire, dans le calcul de son revenu et de son revenu imposable, le montant intégral disponible aux fins de déduction au cours de chaque année. En raison de ces déductions, il est prévu que la Fiducie ne sera redevable d'aucune somme importante d'impôt aux termes de la Loi de l'impôt. Toutefois, les conseillers juridiques ne peuvent fournir aucune assurance à cet égard.

Imposition des porteurs de parts résidents du Canada

Revenu tiré des parts de fiducie

Le revenu d'un porteur de parts tiré des parts de fiducie sera considéré comme un revenu tiré de biens aux fins de la Loi de l'impôt. Toute déduction ou perte de la Fiducie aux fins de la Loi de l'impôt ne peut être attribuée à une déduction ou une perte d'un porteur de parts ni être traitée comme telle.

Le porteur de parts sera généralement tenu dans le calcul de son revenu pour une année d'imposition donnée de celui-ci la partie du revenu net de la Fiducie pour une année d'imposition, y compris des dividendes imposables et des gains en capital imposables nets, qui est payé ou devient payable au porteur de parts au cours de l'année d'imposition en question, que ces sommes soient payables en espèces ou en parts de fiducie réinvesties (comme il est décrit ci-dessus).

Pourvu que la Fiducie fasse les attributions appropriées, cette partie de ses gains en capital imposables nets et de ses dividendes imposables provenant de la Société qui lui sont payés ou qui lui sont payables conserveront effectivement leurs caractéristiques de gains en capital imposables et de dividendes imposables, respectivement, et seront traités comme tels dans les mains du porteur de parts aux fins de la Loi de l'impôt. Ces dividendes seront assujettis aux dispositions relatives à la majoration et au crédit fiscal pour dividende ayant trait aux particuliers, à l'impôt remboursable aux termes de la partie IV de la Loi de l'impôt qui s'applique aux « sociétés privées » et aux « sociétés assujetties » (comme ces termes sont définis dans la Loi de l'impôt), et à la déduction dans le calcul du revenu imposable ayant trait aux dividendes reçus par des sociétés canadiennes imposables. En règle générale, le revenu net de la Fiducie qui est désigné comme des dividendes imposables provenant de sociétés canadiennes imposables ou comme des gains en capital imposables nets peut augmenter l'obligation d'un porteur en particulier au titre de l'impôt minimum.

Le porteur de parts qui, au cours de l'année d'imposition pertinente, est une société privée sous contrôle canadien, comme ce terme est défini dans la Loi de l'impôt, peut être tenu de verser un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris sur certains revenus provenant de la Fiducie.

La partie non imposable des gains en capital nets de la Fiducie qui est payée ou devient payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu du porteur de parts pour l'année. Tout autre montant supérieur au revenu net de la Fiducie qui est payé ou devient payable par la Fiducie à un porteur de parts au cours de l'année ne sera généralement pas inclus dans le revenu du porteur de parts pour l'année. Toutefois, le porteur de parts est tenu de réduire le prix de base rajusté des parts de fiducie qu'il détient de chaque montant qui lui est payable, autre qu'à titre de produit de la disposition des parts de fiducie (sauf dans la mesure où le montant a été inclus dans le revenu du porteur de parts ou qu'il correspondait à la part du porteur de parts de la partie non

imposable des gains en capital nets de la Fiducie, dont la partie imposable a été désignée par la Fiducie à l'égard du porteur de parts). Dans la mesure où le prix de base rajusté d'une part de fiducie devient inférieur à zéro, le montant négatif sera réputé être un gain en capital réalisé par un porteur de parts provenant de la disposition de la part de fiducie l'année dans laquelle le montant négatif est obtenu.

Disposition de parts de fiducie

À la disposition réelle ou réputée par le porteur de parts d'une part de fiducie, celui-ci réalisera généralement un gain en capital (ou subira une perte en capital) correspondant à l'excédent (ou au déficit) du produit de disposition par rapport au total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais raisonnables de disposition. Dans le calcul du prix de base rajusté de parts de fiducie détenues par une personne donnée à un moment donné, il est habituellement nécessaire de faire la moyenne du coût d'acquisition de la totalité des parts de fiducie acquises. Les frais d'acquisition des parts de fiducie réinvesties (comme celles-ci sont décrites ci-dessus) émises aux porteurs de parts au lieu de distributions en espèces correspondront généralement au montant de la distribution.

Un rachat de parts de fiducie sera une disposition de ces parts de fiducie pour un produit de disposition correspondant aux espèces ou à la juste valeur marchande de la contrepartie reçu par le porteur de parts, selon le cas. Les porteurs de parts qui demandent un rachat réaliseront généralement un gain en capital (ou subiront une perte en capital) correspondant au montant de l'excédent (ou du déficit) du produit de la disposition par rapport au prix de base rajusté des parts de fiducie dont le rachat est demandé. Lorsqu'un porteur de parts qui est une société par actions ou une fiducie (à l'exclusion d'une fiducie de fonds commun de placement) dispose d'une part de fiducie, la perte en capital du porteur de parts découlant de la disposition sera généralement réduite du montant de dividendes provenant de sociétés imposables canadiennes précédemment attribuées par la Fiducie au porteur de parts, sauf dans la mesure où une perte provenant d'une disposition antérieure d'une part la fiducie a été réduite de ces dividendes. Des règles analogues s'appliquent lorsqu'une société par actions ou une fiducie (à l'exclusion d'une fiducie de fonds commun de placement) est membre d'une société de personnes qui dispose de parts de fiducie.

La moitié de tout gain en capital (un « gain en capital imposable ») réalisé par un porteur de parts au cours d'une année d'imposition, et les gains en capital imposables nets attribués par la Fiducie à l'égard d'un porteur de parts, doivent être inclus dans le revenu du porteur de parts pour l'année, et la moitié de toute perte en capital (une « perte en capital déductible ») réalisée par le porteur de parts au cours d'une année d'imposition doit être déduite des gains en capital imposables réalisés par le porteur de parts, et les gains en capital imposables nets attribués par la Fiducie à l'égard d'un porteur de parts, l'année en question. Les pertes en capital déductibles pour une année d'imposition supérieures aux gains en capital imposables pour l'année en question peuvent être généralement reportées rétrospectivement et déduites au cours des trois années d'imposition antérieures, ou prospectivement et déduites au cours de toute année d'imposition ultérieure des gains en capital imposables nets réalisés au cours de ces années, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Le porteur de parts qui, au cours de l'année d'imposition pertinente, est une « société privée sous contrôle canadien », comme ce terme est défini dans la Loi de l'impôt, peut être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables. Les gains en capital réalisés par le porteur de parts qui est un particulier peuvent donner lieu à une obligation au titre de l'impôt minimum.

Imposition des porteurs de parts non résidents du Canada

Distributions sur les parts de fiducie

Toute distribution de revenu payée par la Fiducie à un porteur non résident ou portée au crédit de celui-ci sera assujettie à la retenue d'impôt canadien au moment où cette distribution est payée ou portée à son crédit au taux de 25 %, sous réserve d'une réduction de ce taux aux termes d'une convention fiscale applicable. Le porteur non résident qui est un résident des États-Unis aux fins de la *Convention fiscale de 1980 entre le Canada et les États-Unis d'Amérique* pourra généralement voir ce taux de retenue d'impôt canadien réduit à 15 %.

Une retenue d'impôt pour les non-résidents du Canada de 15 % s'appliquera également sur les distributions de la Fiducie (à l'exclusion des distributions effectuées sur le revenu de la Fiducie). Cette retenue d'impôt canadien de 15 % s'appliquera si, au moment de la distribution, les parts de fiducie sont inscrites à la cote d'une bourse prescrite (ce qui inclut la TSX) et que plus de 50 % de la juste valeur marchande des parts de fiducie est attribuable à des biens réels situés au Canada, à des avoirs miniers canadiens (ce qui inclut la PRN détenue par la Fiducie), à des avoirs forestiers ou à toute combinaison de ceux-ci. Si la disposition subséquente d'une part de fiducie se traduit par une perte en capital pour un porteur non résident, un remboursement de cette nouvelle retenue d'impôt canadien de 15 % est disponible dans certains cas limités, sous réserve du dépôt d'une déclaration fiscale canadienne spéciale.

Une retenue d'impôt de 25 % peut également s'appliquer sur les distributions effectuées à des non-résidents du Canada qui sont attribuables à des gains en capital réalisés par la Fiducie après le 22 mars 2004 à la disposition de biens canadiens imposables lorsque la Fiducie a fait certaines attributions de ces gains en capital à l'égard de ses porteurs de parts. Le taux de retenue d'impôt canadien de 25 % peut généralement être réduit conformément aux conditions d'une convention fiscale applicable entre le Canada et le territoire de résidence du porteur non résident. Il n'est pas prévu que cette retenue d'impôt de 25 % toucherait les distributions effectuées par la Fiducie puisque celle-ci ne devrait pas réaliser de gains à la disposition de biens canadiens imposables.

Disposition de parts de fiducie

Le porteur non résident sera assujetti à l'impôt aux termes de la Loi de l'impôt à l'égard de la disposition de parts de fiducie uniquement dans la mesure où ces parts de fiducie constituent des « biens canadiens imposables » aux fins de la Loi de l'impôt.

Les parts de fiducie ne seront normalement pas des biens canadiens imposables à un moment quelconque, pourvu que : (i) le porteur non résident, les personnes avec lesquelles celui-ci ne traite pas sans lien de dépendance (au sens de la Loi de l'impôt) ou le porteur non résident conjointement avec ces personnes ne possédaient pas 25 % ou plus des parts de fiducie émises à tout moment au cours de la période de 60 mois précédant le moment en question, (ii) la Fiducie soit une fiducie de fonds commun de placement au moment de la disposition, et (iii) les parts de fiducie ne soient pas par ailleurs réputées être des biens canadiens imposables.

Si les parts de fiducie d'un porteur non résident constituent des biens canadiens imposables, leur disposition donnera généralement lieu à un gain en capital (ou à une perte en capital) de la manière décrite ci-dessus à la rubrique intitulée « Imposition des porteurs de parts résidents du Canada »; toutefois, les distributions payées par la Fiducie ou créditées par celle-ci qui sont sujettes à la nouvelle retenue d'impôt canadien de 15 % ne réduiront pas le prix de base rajusté des parts de fiducie pour le porteur non résident. Le porteur non résident est tenu de déposer une déclaration fiscale canadienne s'il dispose de biens canadiens imposables. Le porteur non résident peut également être tenu d'obtenir un certificat de décharge auprès de l'ARC conformément à l'article 116 de la Loi de l'impôt avant la disposition de parts de fiducie qui constituent des biens canadiens imposables si la Fiducie n'est pas admissible à titre de fiducie de fonds commun de placement au moment de la disposition.

Les porteurs non résidents qui sont résidents ou qui sont par ailleurs assujettis à l'impôt dans des territoires autres qu'au Canada devraient consulter leurs conseillers fiscaux à l'égard des incidences fiscales liées à l'acquisition de parts de fiducie, y compris des exigences de dépôt connexes, dans ces territoires. Les porteurs non résidents qui sont des non-résidents du Canada aux fins de la Loi de l'impôt devraient consulter leurs propres conseillers fiscaux à l'égard de leur situation personnelle.

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis des conseillers juridiques, compte tenu des réserves et des hypothèses dont il est question à la rubrique intitulée « Incidences fiscales fédérales canadiennes », les débentures et les parts de fiducie pouvant être émises dans le cadre d'une conversion, d'un rachat au gré de l'émetteur ou de l'échéance des débentures constitueront, à la date de clôture du présent placement, des placements admissibles aux termes de la Loi de l'impôt et de son règlement d'application pour les régimes régis par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices (à l'exception, dans le cas des débentures, d'un régime de participation différée aux bénéfices destiné aux employés de la Fiducie) et des régimes enregistrés d'épargne-études. La limite sur la détention de « biens étrangers » pour les régimes exonérés, les régimes de pension

agréés et d'autres contribuables anciennement assujettis à l'impôt aux termes de la partie XI de la Loi de l'impôt a été retirée pour les mois qui se terminent après 2004.

FACTEURS DE RISQUE

Un placement dans les titres de la Fiducie comporte un certain nombre de risques. Les épargnants devraient examiner avec soin les risques décrits à la rubrique intitulée « Facteurs de risque » dans la notice annuelle ainsi que les facteurs de risque suivants :

Échec possible de la matérialisation des avantages prévus de l'une ou l'autre ou des deux acquisitions

La Fiducie propose de réaliser les acquisitions afin de renforcer sa position dans le secteur du pétrole et du gaz naturel et de susciter la possibilité de concrétiser certains avantages, notamment des économies de coûts éventuelles. La matérialisation des avantages de ses acquisitions et de celles que la Fiducie pourrait réaliser à l'avenir dépend en partie de la réussite du regroupement des fonctions et de l'intégration opportune et efficace des exploitations, des méthodes et du personnel, ainsi que de la capacité de la Fiducie et de la Société de tirer profit des possibilités de croissance et des synergies attendues du regroupement des activités et des exploitations acquises et de celles de la Fiducie. L'intégration des entreprises acquises exige beaucoup d'efforts, de temps et de ressources de la part de la direction, qui pourrait ainsi ne plus être en mesure de consacrer son attention et ses ressources à d'autres occasions stratégiques et aux questions relatives à l'exploitation au cours de ce processus. Le processus d'intégration pourrait entraîner la perte d'employés clés et la perturbation des relations d'affaires et des liens avec les clients et les employés, ce qui pourrait nuire à la capacité de la Fiducie de concrétiser les avantages attendus de ces acquisitions et des acquisitions futures.

Impossibilité éventuelle de réaliser l'une des acquisitions ou les deux

Les acquisitions sont assujetties au risque commercial habituel que l'une ou l'autre des acquisitions, ou les deux, ne soient pas réalisées ou qu'elles ne le soient pas selon des conditions qui ont été négociées. Si la clôture de l'acquisition de Markedon n'a pas lieu avant le moment de la résiliation, si la convention d'achat de Markedon ou toute modification à celle-ci est résiliée à tout moment antérieur ou si la Fiducie a informé les preneurs fermes ou annoncé publiquement à tout moment antérieur qu'elle n'a pas l'intention de réaliser l'acquisition de Markedon, les débentures viendront à échéance à la date d'échéance initiale.

Risques liés à l'exploitation et aux réserves inhérents à l'actif de Markedon et à l'actif de Monroe

Les facteurs de risque qui sont présentés dans la notice annuelle et dans le présent prospectus simplifié quant aux activités pétrolières et gazières ainsi qu'à l'exploitation et aux réserves d'Esprit s'appliquent de la même façon à l'actif que la Fiducie est en voie d'acquérir dans le cadre des acquisitions. Plus particulièrement, les données sur les réserves et la récupération qui figurent dans le rapport AJM sur Markedon à l'égard de l'actif de Markedon et dans le rapport AJM sur Monroe à l'égard de l'actif de Monroe ne sont que des estimations; la production réelle et les réserves finales de ces propriétés pourraient être inférieures aux estimations qui figurent dans ces rapports. Se reporter à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Marché pour les titres

Il n'y a actuellement aucun marché par l'entremise duquel les débentures peuvent être vendues et les acquéreurs pourraient ne pas être en mesure de revendre les débentures qu'ils auront acquises dans le cadre du présent prospectus simplifié. Il n'est pas assuré qu'un marché de négociation actif se matérialisera pour les débentures ni, le cas échéant, qu'il se maintiendra au prix d'émission.

Dettes de rang supérieur; absence de clause de protection

Les débentures seront subordonnées à toutes les dettes de premier rang, y compris les dettes ou le passif qui sont exigibles par les créanciers commerciaux ou les autres créanciers de la Fiducie. Les débentures seront subordonnées

aux réclamations de créanciers des filiales de la Fiducie, sauf dans la mesure où la Fiducie est un créancier de ces filiales occupant un rang au moins égal à celui des autres créanciers.

À l'exception de ce qui est décrit aux présentes, y compris la restriction décrite à la rubrique intitulée « Modalités des débentures – Restrictions sur l'émission de débentures supplémentaires », l'acte de fiducie ne limitera pas la capacité de la Fiducie à contracter des dettes ou du passif supplémentaires (y compris des dettes de premier rang ») ou à verser des distributions. L'acte de fiducie ne renferme aucune disposition destinée expressément à protéger les porteurs de débentures en cas d'opérations futures financées par emprunt auxquelles participe la Fiducie. Toutefois, la convention de fiducie prévoit notamment des lignes directrices en matière de placement, les mandats de versements de distributions et des précisions concernant la nature de ses activités.

Effet de dilution sur les porteurs de parts de fiducie

La Fiducie peut décider de racheter des débentures en circulation contre des parts de fiducie ou de rembourser le capital impayé de celles-ci à l'échéance des débentures en émettant des parts de fiducie supplémentaires. Par conséquent, les porteurs de parts de fiducie pourraient faire face à un effet de dilution.

Dépendance envers une dette à court terme

Au 30 juin 2005, la Fiducie était endettée d'une somme de 137 495 000 $ aux termes d'une facilité de crédit renouvelable. Se reporter à la rubrique intitulée « Structure du capital consolidé de la Fiducie ». Toute fluctuation portant sur les taux d'intérêt, l'échéance de remboursement du capital ou le besoin de refinancement de la facilité de crédit renouvelable pourrait se traduire par des changements importants au montant que la Fiducie doit attribuer au service de cette dette. Puisque la facilité de crédit renouvelable exige de la Fiducie qu'elle accorde la priorité aux prêteurs aux termes de la facilité de crédit renouvelable par rapport aux porteurs de parts à l'égard de l'actif de la Fiducie et de la Société, et que les sommes exigibles par les prêteurs aux termes de la facilité de crédit renouvelable doivent être payées avant qu'une distribution ne puisse être faite aux porteurs de parts, une telle fluctuation des taux d'intérêt ou dans l'échéancier de remboursement ou le besoin de refinancement de la facilité de crédit renouvelable pourrait se traduire par une interruption des distributions. Puisque la facilité de crédit renouvelable est garantie par l'actif de la Fiducie, les porteurs de débentures occuperont un rang inférieur aux prêteurs de la facilité de crédit renouvelable en cas d'insolvabilité de la Fiducie.

En outre, bien que la Fiducie croit que la facilité de crédit renouvelable soit suffisante pour ses besoins actuels, rien ne garantit que le montant de crédit disponible aux termes de celle-ci sera adéquat pour les obligations financières de la Société, que des fonds supplémentaires pourront être obtenus ou que, à l'expiration, la facilité de crédit renouvelable pourra être refinancée selon des conditions que la Fiducie ou ses prêteurs jugent acceptables. Toute telle augmentation des emprunts ou l'absence de la disponibilité du crédit par la Fiducie pourrait se traduire par une interruption des distributions.

Responsabilité des promoteurs

Bien que la Société ait signé le présent prospectus simplifié en qualité de promoteur aux termes des lois sur les valeurs mobilières canadiennes applicables, elle est une filiale en propriété exclusive de la Fiducie. En conséquence, tout exercice des droits prévus par la loi des acquéreurs prévus par la loi à l'encontre de la Société en qualité de promoteur aux termes du présent prospectus simplifié procurera une valeur économique différentielle limitée à l'égard des droits de l'acquéreur prévus par la loi à l'encontre de la Fiducie.

CONTRATS IMPORTANTS

Les seuls contrats importants conclus par la Fiducie ou auxquels elle deviendra une partie au plus tard à la clôture du placement, autrement que dans le cours normal des activités, sont les suivants :

a) la convention de fiducie;

b) la convention d'administration;

c) la convention d'achat de Markedon;

d) la convention d'achat de Monroe;

e) la convention de prise ferme;

f) l'acte de fiducie.

Des exemplaires des documents précités, à la suite de leur signature s'ils ne sont pas encore signés, peuvent être consultés pendant les heures normales d'ouverture au bureau de la Fiducie situé au 606 – 4th Street S.W., bureau 900, Calgary (Alberta) T2P 1T1 pendant la période de distribution des débentures.

PROMOTEUR

La Société peut être considérée comme un promoteur de la Fiducie en raison du fait qu'elle a pris l'initiative de réorganiser les activités et les affaires de la Fiducie. Pour de plus amples renseignements concernant la relation entre la Fiducie et la Société, se reporter aux rubriques intitulées « Esprit Energy Trust » dans le présent prospectus simplifié et « Esprit Energy Trust et Esprit Exploration Ltd. » dans la notice annuelle.

POURSUITES JUDICIAIRES

Il n'y a aucun litige en cours contre la Fiducie ou auquel la Fiducie ou la Société est partie ou qui viserait l'un ou l'autre de leurs biens respectifs et qui présenterait de l'importance pour la Fiducie, et à la connaissance de la Fiducie ou de la Société, aucun litige de cette nature ne semble imminent.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont KPMG s.r.l./S.E.N.C.R.L., comptables agréés, 205 – 5th Avenue S.W., bureau 1200, Calgary (Alberta) T2P 4B9.

L'agent des transferts et agent chargé de la tenue des registres pour les parts de fiducie est la Société de fiducie Computershare du Canada à ses bureaux principaux de Calgary (Alberta) et de Toronto (Ontario).

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Dans plusieurs provinces, ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix, ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non -transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables de la législation en valeurs mobilières de sa province pour les particularités de ces droits et on consultera éventuellement un conseiller juridique.

CONSENTEMENTS DES VÉRIFICATEURS

Consentement de KPMG s.r.l./S.E.N.C.R.L.

Nous avons lu le prospectus simplifié (le « prospectus ») de Esprit Energy Trust (la « Fiducie ») daté du • juillet 2005 relatif au placement de débentures subordonnées non garanties prorogeables et convertibles à 6,50 % d'un montant total en capital de 100 000 000 $ de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2004 et 2003 ainsi que sur les états consolidés des résultats et du déficit et des flux de trésorerie pour les exercices terminés à ces dates. Notre rapport est daté du 15 février 2005 (sauf en ce qui a trait à la note 14 b) pour laquelle il est daté du 17 mars 2005).

Calgary, Canada
Le • juillet 2005

Comptables agréés

Consentement de Deloitte & Touche s.r.l.

Nous avons lu le prospectus simplifié (le « prospectus ») de Esprit Energy Trust (la « Fiducie ») daté du • juillet 2005 relatif au placement d'un montant en capital global de 100 000 000 $ en débentures subordonnées non garanties prorogeables convertibles à 6,50 % de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires de Resolute Energy Inc. portant sur les bilans consolidés de Resolute Energy Inc. aux 31 décembre 2004 et 2003 et les états consolidés des résultats, des bénéfices non répartis (du déficit) et des flux de trésorerie pour chacun des exercices terminés à ces dates. Notre rapport est daté du 14 mars 2005.

Calgary (Alberta)
Le • juillet 2005

Comptables agréés

ANNEXE A

INFORMATION CONCERNANT L'ACTIF DE MARKEDON

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne des réserves attribuables à l'actif de Markedon et à l'actif de Monroe. Ces estimations produites à l'interne reflètent un point de vue plus conservateur de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour faire son évaluation des acquisitions et pour prendre la décision de réaliser ces acquisitions. Se reporter à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Comme la Fiducie ne possède pas actuellement l'actif de Markedon, l'information qui suit est un extrait de l'information obtenue auprès de Markedon et d'autres tiers. **Bien que la Fiducie n'ait aucune raison de croire que l'information n'est pas exacte, aucune assurance ne peut être donnée quant à l'exhaustivité ou à l'exactitude de cette information à l'égard de l'actif de Markedon.**

Les données relatives aux réserves de l'actif de Markedon présentées ci-dessous sont fondées sur une évaluation réalisée par AJM en date du 1er juin 2005 qui figure dans le rapport AJM sur Markedon. Les données relatives aux réserves résumant les réserves de l'actif de Markedon ainsi que la valeur actualisée nette des produits d'exploitation nets futurs relatifs à ces réserves ont été établies au moyen de prix et de coûts constants ainsi que de prix et de coûts prévisionnels. Les mentions de production dans les présentes indiquent la quote-part de la participation directe de la partie pertinente, avant la déduction des redevances dues par d'autres. À moins d'indication contraire, les données relatives aux réserves sont conformes aux exigences du Règlement 51-101 sur l'information concernant les activités pétrolières et gazières.

Toutes les réserves attribuables à l'actif de Markedon sont situées au Canada, plus particulièrement dans la province d'Alberta.

On ne doit pas présumer que les estimations des produits d'exploitation futurs présentés dans les tableaux ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants ou celle des prix et des coûts prévisionnels ou d'autres hypothèses s'avéreront, et les écarts pourraient être importants.

Principales propriétés

Richdale/Berry

Située dans le sud-est de l'Alberta, la propriété Richdale/Berrry produit à partir du gisement Richdale Banff A. Markedon détient une participation directe de 65 % dans cette propriété. Le gisement Richdale Banff A a été découvert en 2003 grâce au puits 07-05-029-13 W4M. Depuis lors, la production brute s'est élevée à près de 1 200 b/j de pétrole à partir d'un total de six puits.

Les projets de mise en valeur pour cette propriété consistent à réduire la superficie des quarts de section standards existants (160 acres) à deux puits par quart de section (80 acres).

Manyberries

La région de Manyberries est située dans les cantons 4 à 5 et les intervalles 4 et 5 W4M dans le sud-est de l'Alberta. L'actif de Markedon dans la région est composé de participations directes dans quatre unités et divers puits producteurs ne faisant pas partie d'une unité. Les participations directes varient, s'échelonnant de 36 à 54 pour cent, et la majorité de la production n'est pas exploitée.

Les projets de mise en valeur comprennent quatre emplacements supplémentaires et deux puits à injection dans l'unité Sunburst JJ. Une hausse supplémentaire peut être réalisée à partir de la mise en place d'une injection à volume élevé.

Aden

Également située dans le sud-est de l'Alberta, la propriété Aden est située dans le canton 1, intervalle 10 W4M, à environ 75 milles au sud-ouest de Medicine Hat. La participation directe dans cette propriété exploitée s'élève à 100 %. La production provient du gisement Lower Mannville A et est composée d'un puits de pétrole exploité et de deux puits à injection d'eau.

Pakowki

La propriété Pakowki est située dans les cantons 5 et 6, intervalles 6 à 8 W4M, à environ 54 milles au sud de Medicine Hat, dans le sud-est de l'Alberta. Cette propriété exploitée est composée de trois puits de pétrole producteurs Sunburst B avec des participations directes de 100 %.

Données relatives aux réserves (prix et coûts constants)

Le tableau suivant présente les données relatives aux réserves et les produits d'exploitation nets futurs provenant de l'actif de Markedon, établie d'après le rapport AJM sur Markedon au moyen des prix et des coûts constants.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

	RÉSERVES[1)]							
	Pétroles légers et moyens		Pétroles lourds		Gaz naturel		Liquides de gaz naturel	
Catégorie de réserves	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi^3)	Nettes (Mpi^3)	Brutes (kb)	Nettes (kb)
Réserves prouvées								
Réserves exploitées mises en valeur	1 071	879	0	0	2 760	2 243	16	12
Réserves inexploitées mises en valeur	0	0	0	0	1 620	1 154	0	0
Réserves non mises en valeur	697	569	0	0	2 463	2 078	13	10
Total des réserves prouvées	1 768	1 448	0	0	6 843	5 475	29	22
Réserves probables	1 014	859	0	0	3 440	2 701	15	10
Total des réserves prouvées et probables	2 782	2 307	0	0	10 283	8 176	44	32

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS[1]

Catégorie de réserves	Avant impôt, actualisée à (en pourcentage par année) 0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)	Après impôt, actualisée à (en pourcentage par année) 0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Réserves prouvées										
Réserves exploitées mises en valeur	51 602	43 237	37 589	33 547	30 497	38 831	32 451	28 170	25 112	22 806
Réserves inexploitées mises en valeur	8 084	6 033	4 667	3 718	3 032	5 502	4 109	3 180	2 532	2 065
Réserves non mises en valeur	32 731	27 649	23 816	20 847	18 484	22 060	18 320	15 515	13 353	11 638
Total des réserves prouvées	92 417	76 919	66 072	58 112	52 013	66 393	54 880	46 865	40 997	36 509
Réserves probables	54 902	40 394	31 739	25 977	21 867	36 933	26 953	21 015	17 067	14 253
Total des réserves prouvées et probables	147 319	117 313	97 811	84 089	73 880	103 326	81 833	67 880	58 064	50 762

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS[1]
(NON ACTUALISÉS)
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Produit d'exploitation (M $)	Redevances[2] (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)	Impôt (M $)	Produits d'exploitation nets futurs après impôt (M $)
Réserves prouvées	152 313	27 170	23 044	8 792	889	92 418	26 025	66 393
Réserves prouvées et probables	236 498	41 059	35 234	11 997	889	147 319	43 993	103 326

Notes :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

2) Les redevances comprennent les impôts miniers, déduction faite du crédit d'impôt de l'Alberta au titre des redevances (« CIAR »).

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	58 778
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	-
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	7 294

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées et probables	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	89 683
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	-
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	8 129

Données relatives aux réserves (prix et coûts prévisionnels)

Le tableau suivant présente les données relatives aux réserves et les produits d'exploitation nets futurs provenant de l'actif de Markedon, établies d'après le rapport AJM sur Markedon au moyen de prix et de coûts prévisionnels.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

	RÉSERVES[1]							
	Pétrole léger et moyen		Pétrole lourd		Gaz naturel		Liquides de gaz naturel	
Catégorie de réserves	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi^3)	Nettes (Mpi^3)	Brutes (kb)	Nettes (kb)
Réserves prouvées								
Réserves exploitées mises en valeur	1 064	873	0	0	2 753	2 237	16	12
Réserves inexploitées mises en valeur	0	0	0	0	1 620	1 155	0	0
Réserves non mises en valeur	699	571	0	0	2 460	2 076	13	9
Total des réserves prouvées	1 763	1 444	0	0	6 833	5 468	29	21
Réserves probables	1 008	853	0	0	3 438	2 701	15	11
Total des réserves prouvées et probables	2 771	2 297	0	0	10 271	8 169	44	32

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS[1]

Catégorie de réserves	Avant impôt, actualisée à (en pourcentage par année)					Après impôt, actualisée à (en pourcentage par année)				
	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Réserves prouvées										
Réserves exploitées mises en valeur	45 566	39 599	35 066	31 689	29 081	34 683	29 960	26 443	23 840	21 836
Réserves inexploitées mises en valeur	8 541	6 327	4 871	3 869	3 151	5 810	4 307	3 317	2 635	2 145
Réserves non mises en valeur	30 010	25 657	22 288	19 639	17 507	20 222	16 977	14 484	12 534	10 975
Total des réserves prouvées	84 117	71 583	62 225	55 197	49 739	60 715	51 244	44 244	39 009	34 956
Réserves probables	49 087	36 292	28 709	23 658	20 040	33 059	24 215	18 992	15 519	13 033
Total des réserves prouvées et probables	133 203	107 875	90 934	78 855	69 779	93 774	75 459	63 236	54 528	47 989

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS
(NON ACTUALISÉS)
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS[1]

Catégorie de réserves	Produit d'exploitation (M $)	Redevances[2] (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)	Impôt (M $)	Produits d'exploitation nets futurs après impôt (M $)
Réserves prouvées	147 423	26 577	26 778	8 861	1 090	84 117	23 401	60 716
Réserves prouvées et probables	228 128	40 004	41 673	12 090	1 158	133 203	39 429	93 774

Notes :

1) Les chiffres présentés figurent dans le rapport AJM sur Markedon. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.
2) Les redevances comprennent les impôts miniers, déduction faite du crédit d'impôt de l'Alberta au titre des redevances (« CIAR »).

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	54 466
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	7 759

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées et probables................	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	81 869
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	9 065

Notes :

1) Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

2) Les hypothèses de prix et de coûts présument que les lois et les règlements actuels demeurent en vigueur et prévoient des augmentations des prix de vente des têtes de puits, et tiennent compte de l'inflation à l'égard des frais d'exploitation et des dépenses en immobilisations futurs. Le rapport AJM sur Markedon prévoit que les frais d'exploitation augmenteront au rythme de 2 % par année.

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence et les hypothèses relatives aux prix utilisées aux fins de l'établissement des données relatives aux réserves de l'actif de Markedon et, dans le cas des prix et des coûts prévisionnels, les hypothèses relatives au taux d'inflation.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX EN DATE DU 31 MAI 2005[1]

PRIX ET COÛTS CONSTANTS

Année	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40° API ($ CA/b)	Pétrole lourd à Hardisty 12° API ($ CA/b)	Prix du gaz naturel[1] à l'AECO ($ CA/MBtu)	Liquides de gaz naturel FOB à l'entrée du gisement[2] ($ CA/b)	Taux de change[3] ($ US/CA)
2004	51,97	62,77	39,73	6,80	40,80	0,7994

Notes :

1) Le présent tableau récapitulatif présente les cours de référence qui peuvent s'appliquer à un émetteur assujetti.

2) Les prix du butane.

3) Le taux de change utilisé pour générer les prix de référence du présent tableau.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX EN DATE DU 31 MARS 2005

PRIX ET COÛTS PRÉVISIONNELS

Année	WTI Nymex	Prix au pair à Edmonton 40° API	Prix du gaz naturel à l'AECO	NYMEX	Condensat à Edmonton	Taux d'inflation	Taux de change
	($ US/b)	($ CA/b)	($ CA/MBtu)	($ US/MBtu)	($ CA/b)	(%/an)	($ US/$ CA)
Prévisions							
2005	52,00	62,30	7.50	7,15	65,40	2,0	0,82
(7 mois)......	52,00	62,30	7,50	7,15	65,40	2,0	0,82
2006	50,95	61,00	7,50	7,15	64,05	2,0	0,82
2007	49,95	59,80	7,40	7,10	62,80	2,0	0,82
2008	47,75	57,10	7,10	6,80	59,95	2,0	0,82
2009	46,55	55,65	6,70	6,50	58,45	2,0	0,82
2010	44,15	52,70	6,50	6,30	55,35	2,0	0,82
2011	40,55	48,30	7,00	6,75	50,70	2,0	0,82
2012	41,35	49,30	7,20	6,90	51,75	2,0	0,82
2013	42,15	50,30	7,40	7,05	52,80	2,0	0,82
2014	43,00	51,30	7,50	7,15	53,85	2,0	0,82
2015	43,85	52,35	7,70	7,30	54,95	2,0	0,82
2016+	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	0,82

Propriétés foncières

Le tableau suivant présente, pour l'actif de Markedon, les propriétés foncières mises en valeur et non mises en valeur au 1er juin 2005.

	Non mises en valeur		Mises en valeur		Total	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
Alberta	16 480	13 842	16 400	11 352	32 880	25 194
Colombie-Britannique	3 520	3 520	0	0	3 520	3 520
Total	20 000	17 362	16 400	11 352	36 400	28 714

Il n'existe aucun terrain dont les droits expireront en 2005.

Propriétés pétrolifères et gazéifères

Le tableau suivant présente le nombre et l'état des puits dans lesquels la Société acquerra une participation directe, dans le cadre de l'acquisition de Markedon.

	Puits exploités				Puits fermés[1)]			
	Pétrole		Gaz naturel		Pétrole		Gaz naturel	
	Bruts	Nets	Bruts	Nets	Bruts	Nets	Bruts	Nets
Alberta	44	25,3	12	9,1	13	6,7	5	4,1

Notes :

1) « Puits fermés » désigne les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être exploités, mais qui ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs. Les puits fermés sont situés à une distance maximale de un kilomètre des pipelines existants.

Dépenses en immobilisations

Le tableau suivant présente les dépenses en immobilisations de l'actif de Markedon à l'égard des catégories indiquées et des périodes terminées les 31 octobre 2004 et 2003.

	Exercice terminé le 31 octobre 2004 (en milliers de dollars)	Exercice terminé le 31 octobre 2003 (en milliers de dollars)
Terrains et données sismiques	345	468
Forage et achèvement	2 456	3 104
Installations et matériel	1 630	2 063
Acquisitions de propriété	–	–
Autres	–	–
Total	4 431	5 635

Activités de forage

Dans le cadre de l'actif de Markedon, Markedon a participé au forage de quatre puits (dont trois sont complétés) dans la région de Berry et au forage et à l'achèvement d'un puits dans la région Warner au cours de l'exercice terminé le 31 octobre 2004.

Historique – Volumes de vente et revenus nets quotidiens et dépenses en immobilisations

Les tableaux suivants présentent certains renseignements à l'égard des volumes quotidiens, des revenus nets et des dépenses en immobilisations à l'égard de l'actif de Markedon pour les périodes indiquées. La production actuelle provenant de l'actif de Markedon est d'environ 1 320 bep/j, et se compose de 2,157 Mpi^3/j de gaz naturel, de 960 b/j de pétrole brut et de LGN.

	Période de trois mois terminée le			
	31 janvier 2004	**30 avril 2004**	**31 juillet 2004**	**31 octobre 2004**
Production				
Pétrole et LGN (b/j)	508	436	368	623
Gaz naturel (kpi^3/j)	1 729	1 451	1 259	1 338
Équivalent de pétrole (bep/j) (6:1)	796	677	577	846
Revenus nets par bep				
Produits d'exploitation	38,12	41,45	45,45	50,43
Redevances	(7,23)	(8,08)	(7,99)	(11,76)
Frais de production	(7,26)	(9,51)	(9,85)	(7,78)
Revenus nets	23,63	23,86	27,61	30,89
Revenus nets par kpi^3 – gaz naturel				
Produits d'exploitation	6,23	6,24	6,95	6,04
Redevances	(1,34)	(1,39)	(1,46)	(1,33)
Frais de production	(1,21)	(1,59)	(1,64)	(1,80)
Revenus nets	3,68	3,26	3,85	2,91
Dépenses en immobilisations (en milliers de $)				
Terrains et données sismiques	233	(1)	21	91
Forage et achèvement	436	224	872	925
Installations et matériel	418	55	505	652
Acquisitions de propriété	–	–	–	–
Acquisitions d'une entreprise	–	–	–	–
Autres	–	–	–	–
Total	1 087	278	1 398	1 668

Historique de production

Le tableau suivant présente un résumé de la production quotidienne moyenne de l'actif de Markedon, déduction faite des redevances, pour les périodes indiquées.

	Exercice terminé le 31 octobre 2004	**Exercice terminé le 31 octobre 2003**
Pétrole brut et LGN (b/j)	482	408
Gaz naturel (kpi^3/j)	1 476	1 581
Équivalent de pétrole (bep/j) (6:1)	729	672

Engagements futurs

Au 1er juin 2005, il n'existait aucun contrat de couverture à l'égard de l'actif de Markedon.

Information supplémentaire concernant les données relatives aux réserves

Réserves non mises en valeur

Au 1er juin 2005, 711 kb de pétrole et 2 460 Mpi^3 de gaz naturel de réserves non mises en valeur prouvées et 1 023 kb de pétrole et 3 438 Mpi^3 de gaz naturel de réserves probables étaient attribuables à l'actif de Markedon. Les réserves non mises en valeur sont les réserves que l'on prévoit récupérer à partir de gisements connus et dont la mise en production nécessiterait des dépenses importantes.

Les réserves prouvées non mises en valeur sont fondées sur la fermeture temporaire future d'emplacements de forage d'extension dans des gisements connus repérés par AJM et Markedon. Les réserves non mises en valeur probables sont fondées sur le forage d'extension de gisements connus. La Société compte mettre ces réserves en valeur dans les deux prochaines années.

Frais de mise en valeur futurs

Le tableau suivant décrit les prévisions portant sur les frais de mise en valeur futurs de l'actif de Markedon. Les frais sont présentés par catégorie de réserves et indiquent un taux d'actualisation nul et un taux d'actualisation de 10 %.

	2005 (M $)		2006 (M $)		2007 (M $)	
Catégorie de réserves	**0 %**	**10 %**	**0 %**	**10 %**	**0 %**	**10 %**
Réserves prouvées						
Hypothèses de prix et de coûts constants	5 454	5 454	3 330	3 010	0	0
Hypothèses de prix et de coûts prévisionnels	5 454	5 454	3 371	3 047	0	0
Réserves prouvées et probables						
Hypothèses de prix et de coûts constants	7 371	7 371	4 629	4 198	0	0
Hypothèses de prix et de coûts prévisionnels	7 371	7 371	4 683	4 247	0	0

Le rapport AJM sur Markedon ne comprend aucuns frais de mise en valeur futurs après 2007, à l'exception de la somme de 35 600 $ en 2010. Les frais de mise en valeur futurs seront fondés principalement sur les flux de trésorerie de l'actif de Markedon qui devraient être supérieurs aux exigences liées aux frais de mise en valeur futurs.

Autre information sur le pétrole et le gaz

Frais d'abandon et de remise en état

Les frais d'abandon et de remise en état ont été évalués par AJM en fonction des données se rapportant aux régions d'exploitation de l'actif de Markedon fournies par EUB. Ces données ainsi que les procédures utilisées pour calculer les obligations au titre de l'abandon et de la remise en état correspondent à celles qu'EUB a endossées en utilisant son système d'évaluation de la responsabilité des titulaires de licence (*Licensee Liability Rating System*). Ces coûts sont compris dans le rapport AJM sur Markedon pour la durée de l'actif de Markedon.

La Société compte engager environ 903 000 $ de frais d'abandon et de remise en état. Aucun puits ne devrait être abandonné au cours des trois prochaines années. Un total de 903 000 $ a été déduit dans les estimations des réserves futures.

Frais engagés

Au cours de l'exercice terminé le 31 octobre 2004, une somme de 2 100 000 $ a été engagée pour des frais de mise en valeur et une somme de 400 000 $, pour des frais d'exploration.

Estimations de la production

Le tableau suivant résume la production exploitée, mise en valeur et prouvée estimative totale en utilisant les prix et les coûts constants et les prix et les coûts prévisionnels pour 2005.

	Production estimative (prix et coûts constants)	Production estimative (prix et coûts prévisionnels)
Gaz naturel (kpi^3/j)	2 095	2 095
Pétrole et LGN (b/j)	832	832
Bep/j	1 181	1 181

Impôt

La Fiducie ne prévoit ne payer aucun impôt dans un avenir prévisible.

ANNEXE B

INFORMATION CONCERNANT L'ACTIF DE MONROE

La Société a examiné les estimations figurant dans le rapport AJM sur Markedon et le rapport AJM sur Monroe et a élaboré ses propres estimations à l'interne des réserves attribuables à l'actif de Markedon et à l'actif de Monroe. Ces estimations produites à l'interne reflètent un point de vue plus conservateur de la Société concernant les quantités de ces réserves et ont été utilisées par la Société pour faire son évaluation des acquisitions et pour prendre la décision de réaliser ces acquisitions. Se reporter à la rubrique intitulée « Effet des acquisitions sur la Fiducie ».

Comme la Fiducie ne possède pas actuellement l'actif de Monroe, l'information qui suit est un extrait de l'information obtenue auprès de Monroe et d'autres tiers. **Bien que la Fiducie n'ait aucune raison de croire que l'information n'est pas exacte, aucune assurance ne peut être donnée quant à l'exhaustivité ou à l'exactitude de cette information à l'égard de l'actif de Monroe.**

Les données relatives aux réserves de l'actif de Monroe présentées ci-dessous sont fondées sur une évaluation réalisée par AJM en date du 1er juin 2005 qui figure dans le rapport AJM sur Monroe. Les données relatives aux réserves résumant les réserves de l'actif de Monroe ainsi que la valeur actualisée nette des produits d'exploitation nets futurs relatifs à ces réserves ont été établies au moyen de prix et de coûts constants ainsi que de prix et de coûts prévisionnels. Les mentions de production dans les présentes indiquent la quote-part de la participation directe de la partie pertinente, avant la déduction des redevances dues par d'autres. À moins d'indication contraire, les données relatives aux réserves sont conformes aux exigences du Règlement 51-101 sur l'information concernant les activités pétrolières et gazières.

Toutes les réserves attribuables à l'actif de Monroe sont situées au Canada, plus particulièrement dans la province d'Alberta.

***On ne doit pas présumer que les estimations des produits d'exploitation futurs présentés dans les tableaux* ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants ou celle des prix et des coûts prévisionnels ou d'autres hypothèses s'avéreront, et les écarts pourraient être importants.**

Principales propriétés

Richdale/Berry

Située dans le sud-est de l'Alberta, la propriété Richdale/Berrry produit à partir du gisement Richdale Banff A. Monroe détient une participation directe de 35 % dans cette propriété. Le gisement Richdale Banff A a été découvert en 2003 grâce au puits 07-05-029-13 W4M. Depuis lors, la production brute s'est élevée à presque de 1 200 b/j de pétrole à partir d'un total de six puits.

Les projets de mise en valeur pour cette propriété consistent à réduire la superficie des quarts de section standards existants (160 acres) à deux puits par quart de section (80 acres).

Données relatives aux réserves (prix et coûts constants)

Le tableau suivant présente les données relatives aux réserves et les produits d'exploitation nets futurs provenant de l'actif de Monroe, établie d'après le rapport AJM sur Monroe au moyen des prix et des coûts constants.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

	RÉSERVES[1]							
	Pétroles légers et moyens		Pétroles lourds		Gaz naturel		Liquides de gaz naturel	
Catégorie de réserves	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)
Réserves prouvées								
Réserves exploitées mises en valeur	376	290	0	0	937	746	6	5
Réserves inexploitées mises en valeur	0	0	0	0	829	582	0	0
Réserves non mises en valeur	264	214	0	0	691	568	5	3
Total des réserves prouvées	640	504	0	0	2 457	1 896	11	8
Réserves probables	308	244	0	0	1 428	1 086	6	4
Total des réserves prouvées et probables	948	748	0	0	3 885	2 982	17	12

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS[1]

	Avant impôt, actualisée à (en pourcentage par année)					Après impôt, actualisée à (en pourcentage par année)				
Catégorie de réserves	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Réserves prouvées										
Réserves exploitées mises en valeur	18 157	15 273	13 317	11 919	10 866	13 225	11 156	9 741	8 725	7 953
Réserves inexploitées mises en valeur	4 165	3 076	2 353	1 852	1 493	2 836	2 096	1 605	1 265	1 020
Réserves non mises en valeur	13 141	11 210	9 796	8 723	7 875	8 889	7 532	6 536	5 776	5 180
Total des réserves prouvées	35 463	29 559	25 466	22 494	20 234	24 950	20 784	17 882	15 766	14 153
Réserves probables	19 372	14 105	11 085	9 119	7 734	13 040	9 466	7 413	6 075	5 130
Total des réserves prouvées et probables	54 835	43 664	36 551	31 613	27 968	37 990	30 250	25 295	21 841	19 283

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS[1]
(NON ACTUALISÉS)
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Produit d'exploitation (M $)	Redevances[2] (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)	Impôt (M $)	Produits d'exploitation nets futurs après impôt (M $)
Réserves prouvées...........	54 717	10 891	5 869	2 268	225	35 463	10 513	24 950
Réserves prouvées et probables..........	82 821	16 518	8 485	2 757	225	54 836	16 845	37 991

Notes :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.
2) Les redevances comprennent les impôts miniers, déduction faite du crédit d'impôt de l'Alberta au titre des redevances (« CIAR »).

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année) (M $)
Réserves prouvées....................................	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	23 697
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	-
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	1 769
Réserves prouvées et probables................	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	34 173
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	-
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	2 378

Données relatives aux réserves (prix et coûts prévisionnels)

Le tableau suivant présente les données relatives aux réserves et les produits d'exploitation nets futurs provenant de l'actif de Monroe, établies d'après le rapport AJM sur Monroe au moyen de prix et de coûts prévisionnels.

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

	RÉSERVES[1]							
	Pétrole léger et moyen		Pétrole lourd		Gaz naturel		Liquides de gaz naturel	
Catégorie de réserves	Brutes (kb)	Nettes (kb)	Brutes (kb)	Nettes (kb)	Brutes (Mpi^3)	Nettes (Mpi^3)	Brutes (kb)	Nettes (kb)
Réserves prouvées								
Réserves exploitées mises en valeur	376	291	0	0	937	746	6	5
Réserves inexploitées mises en valeur	0	0	0	0	829	583	0	0
Réserves non mises en valeur	265	213	0	0	692	569	5	3
Total des réserves prouvées	640	504	0	0	2 457	1 897	11	8
Réserves probables	308	245	0	0	1 428	1 087	6	5
Total des réserves prouvées et probables	948	749	0	0	3 885	2 984	17	12

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS[1]

	Avant impôt, actualisée à (en pourcentage par année)					Après impôt, actualisée à (en pourcentage par année)				
Catégorie de réserves	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)	0 (M $)	5 (M $)	10 (M $)	15 (M $)	20 (M $)
Réserves prouvées										
Réserves exploitées mises en valeur	16 362	14 261	12 619	11 403	10 470	12 024	10 477	9 273	8 378	7 687
Réserves inexploitées mises en valeur	4 392	3 216	2 445	1 917	1 540	2 989	2 191	1 668	1 308	1 052
Réserves non mises en valeur	12 161	10 520	9 282	8 323	7 558	8 235	7 069	6 189	5 508	4 966
Total des réserves prouvées	32 915	27 997	24 346	21 643	19 569	23 248	19 737	17 130	15 194	13 705
Réserves probables	18 323	13 275	10 436	8 606	7 320	12 321	8 906	6 975	5 728	4 851
Total des réserves prouvées et probables	51 238	41 272	34 782	30 249	26 890	35 569	28 643	24 105	20 922	18 566

Note :

1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS[1)]
(NON ACTUALISÉES)
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	Produit d'exploitation (M $)	Redevances[2)] (M $)	Frais d'exploitation (M $)	Frais de mise en valeur (M $)	Frais d'abandon des puits (M $)	Produits d'exploitation nets futurs avant impôt (M $)	Impôt (M $)	Produits d'exploitation nets futurs après impôt (M $)
Réserves prouvées..........	53 299	10 658	7 190	2 283	253	32 915	9 668	23 248
Réserves prouvées et probables..........	81 013	16 157	10 585	2 775	258	51 238	15 668	35 570

Notes :
1) Les chiffres présentés figurent dans le rapport AJM sur Monroe. Les chiffres ayant été arrondis, certaines légères différences peuvent exister.
2) Les redevances comprennent les impôts miniers, déduction faite du crédit d'impôt de l'Alberta au titre des redevances (« CIAR »).

PRODUITS D'EXPLOITATION NETS FUTURS[1)]
PAR GROUPE DE PRODUCTION
EN DATE DU 1ER JUIN 2005

PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôt (actualisés au taux de 10 % par année)[1)2)] (M $)
Réserves prouvées..................................	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	22 455
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	1 891
Réserves prouvées et probables................	Pétrole brut léger et moyen (y compris le gaz dissous et les autres sous-produits)	32 253
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant des puits de pétrole)	2 529

Notes :
1) Les chiffres ayant été arrondis, certaines légères différences peuvent exister.
2) Les hypothèses de prix et de coûts présument que les lois et les règlements actuels demeurent en vigueur et prévoient des augmentations des prix de vente des têtes de puits, et tiennent compte de l'inflation à l'égard des frais d'exploitation et des dépenses en immobilisations futurs. Le rapport AJM sur Monroe prévoit que les frais d'exploitation augmenteront au rythme de 2 % par année.

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence et les hypothèses relatives aux prix utilisées aux fins de l'établissement des données relatives aux réserves de l'actif de Monroe et, dans le cas des prix et des coûts prévisionnels, les hypothèses relatives au taux d'inflation.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX EN DATE DU 31 MAI 2005[1]

PRIX ET COÛTS CONSTANTS

Année	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40° API ($ CA/b)	Pétrole lourd à Hardisty 12° API ($ CA/b)	Prix du gaz naturel[1] à l'AECO ($ CA/MBtu)	Liquides de gaz naturel FOB à l'entrée du gisement[2] ($ CA/b)	Taux de change[3] ($ US/CA)
2004	51,97	62,77	39,37	6,80	40,80	0,7994

Notes :

1) Le présent tableau récapitulatif présente les cours de référence qui peuvent s'appliquer à un émetteur assujetti.
2) Les prix du butane.
3) Le taux de change utilisé pour générer les prix de référence du présent tableau.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX EN DATE DU 31 MARS 2005

PRIX ET COÛTS PRÉVISIONNELS

Année	WTI Nymex	Prix au pair à Edmonton 40° API	Prix du gaz naturel à l'AECO	NYMEX	Condensat à Edmonton	Taux d'inflation	Taux de change
	($ US/b)	($ CA/b)	($ CA/MBtu)	($ US/MBtu)	($ CA/b)	(%/an)	($ US/$ CA)
Prévisions							
2005	52,00	62,30	7,50	7,15	65,40	2,0	0,82
(7 mois)	52,00	62,30	7,50	7,15	65,40	2,0	0,82
2006	50,95	61,00	7,50	7,15	64,05	2,0	0,82
2007	49,95	59,80	7,40	7,10	62,80	2,0	0,82
2008	47,75	57,10	7,10	6,80	59,95	2,0	0,82
2009	46,55	55,65	6,70	6,50	58,45	2,0	0,82
2010	44,15	52,70	6,50	6,30	55,35	2,0	0,82
2011	40,55	48,30	7,00	6,75	50,70	2,0	0,82
2012	41,35	49,30	7,20	6,90	51,75	2,0	0,82
2013	42,15	50,30	7,40	7,05	52,80	2,0	0,82
2014	43,00	51,30	7,50	7,15	53,85	2,0	0,82
2015	43,85	52,35	7,70	7,30	54,95	2,0	0,82
2016+	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	+2,0 %/an	0,82

Propriétés foncières

Le tableau suivant présente, pour l'actif de Monroe, les propriétés foncières mises en valeur et non mises en valeur au 1er juin 2005.

	Non mises en valeur		Mises en valeur		Total	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
Alberta	2 080	720	960	336	3 040	1 056
Total	2 080	720	960	336	3 040	1 056

Il n'existe aucun terrain dont les droits expireront en 2005.

Propriétés pétrolifères et gazéifères

Le tableau suivant présente le nombre et l'état des puits dans lesquels la Société acquerra une participation directe, dans le cadre de l'acquisition de Monroe.

	Puits exploités				Puits fermés[1]			
	Pétrole		Gaz naturel		Pétrole		Gaz naturel	
	Bruts	Nets	Bruts	Nets	Bruts	Nets	Bruts	Nets
Alberta	6	2,10	1	0,35	1	0,35	0	0

Notes :

1) « Puits fermés » désigne les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être exploités, mais qui ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs. Les puits fermés sont situés à une distance maximale de un kilomètre des pipelines existants.

Dépenses en immobilisations

Le tableau suivant présente les dépenses en immobilisations de l'actif de Monroe à l'égard des catégories indiquées et des périodes terminées les 31 décembre 2004 et 2003.

	Exercice terminé le 31 décembre 2004 (en milliers de dollars)	Exercice terminé le 31 décembre 2003 (en milliers de dollars)
Terrains et données sismiques	(46)	190
Forage et achèvement	1 214	544
Installations et matériel	688	27
Acquisitions de propriété	-	-
Autres	-	2
Total	1 856	763

Activités de forage

Dans le cadre de l'actif de Monroe, Monroe a participé au forage et à l'achèvement de sept puits bruts (2,2 puits nets) dans la région de Richdale/Berry en 2004.

Historique – Volumes de vente et revenus nets quotidiens et dépenses en immobilisations

Les tableaux suivants présentent certains renseignements à l'égard des volumes quotidiens, des revenus nets et des dépenses en immobilisations à l'égard de l'actif de Monroe pour les périodes indiquées. La production actuelle provenant de l'actif de Monroe est d'environ 525 bep/j, et se compose de 757 kpi^3/j de gaz naturel, de 399 b/j de pétrole brut et de LGN.

	2004			
	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre
Production				
Pétrole et LGN (b/j)	84	204	65	86
Gaz naturel (kpi^3/j)	154	234	105	156
Équivalent de pétrole (bep/j) (6:1)	110	243	82	112
Revenus nets par bep				
Produits d'exploitation	49,61	53,33	46,08	41,63
Redevances	(11,31)	(15,74)	(9,59)	(9,51)
Frais de production	(15,40)	(4,76)	(7,19)	(9,69)
Revenus nets	22,90	32,83	29,30	22,43

	2004			
	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre
Revenus nets par kpi³ – gaz naturel				
Produits d'exploitation	7,12	6,64	7,59	7,02
Redevances	(1,30)	(1,12)	(0,93)	(1,44)
Frais de production	(2,57)	(0,79)	(1,20)	(1,61)
Revenus nets	3,25	4,73	5,46	3,97
Dépenses en immobilisations (en milliers de $)				
Terrains et données sismiques	(72)	23	(65)	68
Forage et achèvement	511	450	251	2
Installations et matériel	216	385	79	8
Acquisitions de propriété	0	0	0	0
Acquisitions d'une entreprise	0	0	0	0
Autres	0	0	0	0
Total	655	858	265	78

Historique de production

Le tableau suivant présente un résumé de la production quotidienne moyenne de l'actif de Monroe, déduction faite des redevances, pour les périodes indiquées.

	Exercice terminé le 31 décembre 2004	Exercice terminé le 31 décembre 2003
Pétrole brut et LGN (b/j)	110	58
Gaz naturel (kpi³/j)	162	126
Équivalent de pétrole (bep/j) (6:1)	137	79

Engagements futurs

Au 1er juin 2005, il n'existait aucun contrat de couverture à l'égard de l'actif de Monroe.

Information supplémentaire concernant les données relatives aux réserves

Réserves non mises en valeur

Au 1er juin 2005, 270 kb de pétrole et 690 Mpi³ de gaz naturel de réserves non mises en valeur prouvées et 314 kb de pétrole et 1 428 Mpi³ de gaz naturel de réserves probables étaient attribuables à l'actif de Monroe. Les réserves non mises en valeur sont les réserves que l'on prévoit récupérer à partir de gisements connus et dont la mise en production nécessiterait des dépenses importantes.

Les réserves prouvées non mises en valeur sont fondées sur la fermeture temporaire future d'emplacements de forage d'extension dans des gisements connus repérés par AJM et Monroe. Les réserves non mises en valeur probables sont fondées sur le forage d'extension de gisements connus. La Société compte mettre ces réserves en valeur dans les deux prochaines années.

Frais de mise en valeur futurs

Le tableau suivant décrit les prévisions portant sur les frais de mise en valeur futurs de l'actif de Monroe. Les frais sont présentés par catégorie de réserves et indiquent un taux d'actualisation nul et un taux d'actualisation de 10 %.

	2005 (M $)		**2006 (M $)**		**2007 (M $)**	
Catégorie de réserves	**0 %**	**10 %**	**0 %**	**10 %**	**0 %**	**10 %**
Réserves prouvées						
Hypothèses de prix et de coûts constants	1 471	1 471	802	726	0	0
Hypothèses de prix et de coûts prévisionnels	1 471	1 471	812	735	0	0
Réserves prouvées et probables						
Hypothèses de prix et de coûts constants	1 715	1 715	1 047	948	0	0
Hypothèses de prix et de coûts prévisionnels	1 715	1 715	1 060	959	0	0

Le rapport AJM sur Monroe ne comprend aucuns frais de mise en valeur futurs après 2006. Les frais de mise en valeur futurs seront fondés principalement sur les flux de trésorerie de l'actif de Monroe qui devraient être supérieurs aux exigences liées aux frais de mise en valeur futurs.

Autre information sur le pétrole et le gaz

Frais d'abandon et de remise en état

Les frais d'abandon et de remise en état ont été évalués par AJM en fonction des données se rapportant aux régions d'exploitation de l'actif de Monroe fournies par EUB. Ces données ainsi que les procédures utilisées pour calculer les obligations au titre de l'abandon et de la remise en état correspondent à celles qu'EUB a endossées en utilisant son système d'évaluation de la responsabilité des titulaires de licence (*Licensee Liability Rating System*). Ces coûts sont compris dans le rapport AJM sur Monroe pour la durée de l'actif de Monroe.

La Société compte engager environ 33 000 $ de frais d'abandon et de remise en état. Aucun puits ne devrait être abandonné au cours des trois prochaines années. Un total de 33 000 $ a été déduit dans les estimations des réserves futures.

Frais engagés

Au cours de l'exercice terminé le 31 décembre 2004, une somme de 1 100 000 $ a été engagée pour des frais de mise en valeur et une somme de 100 000 $, pour des frais d'exploration.

Estimations de la production

Le tableau suivant résume la production exploitée, mise en valeur et prouvée estimative totale en utilisant les prix et les coûts constants et les prix et les coûts prévisionnels pour 2005.

	Production estimative (prix et coûts constants)	**Production estimative (prix et coûts prévisionnels)**
Gaz naturel (kpi^3/j)	732	732
Pétrole et LGN (b/j)	335	335
Bep/j	457	457

Impôt

La Fiducie ne prévoit ne payer aucun impôt dans un avenir prévisible.

ATTESTATION DE LA FIDUCIE ET DU PROMOTEUR

Le 11 juillet 2005

Le présent prospectus simplifié, ainsi que les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus, selon les exigences des lois sur les valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres devant faire l'objet du placement.

ESPRIT ENERGY TRUST,
par son administrateur, ESPRIT EXPLORATION LTD.

(signé) « Stephen J. Savidant »
Président et chef de la direction

(signé) « Stephen B. Soules »
Premier vice-président et chef des services financiers

Au nom du conseil d'administration

(signé) « D. Michael G. Stewart »
Administrateur

(signé) « W. Mark Schweitzer »
Administrateur

Le promoteur

ESPRIT EXPLORATION LTD.

(signé) « Stephen J. Savidant »
Président et chef de la direction

(signé) « Stephen B. Soules »
Premier vice-président et chef des services financiers

ATTESTATION DES PRENEURS FERMES

Le 11 juillet 2005

À notre connaissance, le présent prospectus simplifié, ainsi que les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus, selon les exigences des lois sur les valeurs mobilières de chacune des provinces du Canada. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres devant faire l'objet du placement.

Marchés mondiaux CIBC Inc.
(signé) « Arthur Korpach »

Scotia Capitaux Inc.
(signé) « Mark Herman »

Financière Banque Nationale inc.
(signé) « L. Trevor Anderson »

RBC Dominion valeurs mobilières Inc.
(signé) « Robi Contrada »

Corporation FirstEnergy Capital
(signé) « Hugh R. Sanderson »

Peters & Co. Limited
(signé) « Bradley P.D. Fedora »

Investissements Premiers Associés Inc.
(signé) « Terris N. Chorney »

BOWNE
IMPRIMÉ AU CANADA
O17344

Exemption Number
82-34890

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Esprit Energy Trust Announces July Cash Distribution

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, July 5 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that its monthly distribution for July to unitholders of record on July 29, 2005 will be $0.14 per trust unit. The distribution will be paid on August 15, 2005. The ex-distribution date will be July 27, 2005.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long-life, gas-focused assets. Trust units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbol "EEE.UN".

The corporate information contained in this news release contains forward-looking forecast information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. The actual results achieved during the forecast period will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Esprit that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

%SEDAR: 00021286E

/For further information: please visit our website at www.eee.ca or contact: Dan Payne, Business Analyst, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/
(EEE.UN.)

CO: Esprit Energy Trust

CNW 19:58e 05-JUL-05

Exemption Number
82-34890

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Esprit Energy Trust ("Esprit" of the "Trust")
Suite 900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

2. Date of Material Change:

June 30, 2005

3. News Release:

Press releases disclosing in detail the material summarized in this material change report were disseminated through the facilities of Canada Newswire on June 2, 2005 and June 16, 2005 and would have been received by the securities commissions where Esprit is a "reporting issuer" and the stock exchanges on which the securities of Esprit are listed and posted for trading in the normal course of their dissemination.

4. Summary of Material Change:

Effective June 30, 2005, the Trust completed the reclassification (the "Reclassification") of its then outstanding class A trust units (the "Class A Trust Units") and class B trust units (the "Class B Trust Units") into a single class of trust units (the "Trust Units"). Pursuant to the Reclassification: (a) the residency restrictions attached to the Class B Trust Units were removed; (b) all provisions in the trust indenture of the Trust (the "Trust Indenture") relating to the dual trust unit class structure were removed; (c) the Class B Trust Units were renamed as the Trust Units; and (d) the outstanding Class A Trust Units were exchanged on a one for one basis for Trust Units.

5. Full Description of Material Change:

Effective June 30, 2005, the Trust completed the Reclassification of its then outstanding Class A Trust Units and Class B Trust Units into a single class of Trust Units. Pursuant to the Reclassification: (a) the residency restrictions attached to the Class B Trust Units were removed; (b) all provisions in the Trust Indenture relating to the dual trust unit class structure were removed; (c) the Class B Trust Units were renamed as the Trust Units; and (d) the outstanding Class A Trust Units were exchanged on a one for one basis for Trust Units. The single class of Trust Units will begin trading on the Toronto Stock Exchange on or about July 5, 2005 under the symbol "EEE.UN".

Amendments to the Trust Indenture

The Reclassification was implemented by amending and restating the Trust Indenture effective June 30, 2005. Following the Reclassification the Trust continues to be a "mutual fund trust" under the provisions of the *Income Tax Act* (Canada) (the "Tax Act"). The principal amendments made to the Trust Indenture were as follows: (a) the residency restrictions attached to the Class B Trust Units were removed; (b) all provisions in the Trust Indenture relating to the dual trust unit

class structure were removed; (c) the Class B Trust Units were renamed as the Trust Units; (d) the outstanding Class A Trust Units were exchanged on a one for one basis for Trust Units; (e) the concept of an "Ownership Threshold", being a ratio of Class A Trust Units to Class B Trust Units, was eliminated; and (f) all references to the "Non-Resident Notes" and the "Non-Resident Note Indenture" were eliminated.

Collateral Changes

In connection with the Reclassification, the Trust terminated the note indenture dated October 1, 2004 (the "Non-Resident Note Indenture"), which provided it the ability to redeem Class A Trust Units from non-residents in exchange for the issuance of notes.

No changes were made to any of the documentation relating to the outstanding exchangeable shares of Esprit Exploration Ltd. (the "Exchangeable Shares") as the documents establishing the Exchangeable Shares adequately provided for the impact of the Reclassification. Holders of Exchangeable Shares will receive Trust Units upon exchange of their Exchangeable Shares.

Holders of post-arrangement entitlements of the Trust (the "Post-Arrangement Entitlements"), being prior shareholders of the former Esprit Exploration Ltd. who did not complete a letter of transmittal and election form in connection with the restructuring of the former Esprit Exploration Ltd. effective October 1, 2004 into the Trust, no longer have to complete a residency declaration in order to receive Trust Units in exchange for Post-Arrangement Entitlements.

Mechanics

A letter of transmittal (the "Letter of Transmittal") has been mailed to all registered holders of Class A Trust Units, Class B Trust Units and Post-Arrangement Entitlements of record on June 30, 2005. Upon completing the Letter of Transmittal and returning the same to Computershare Investor Services Inc., together with the certificate(s) representing their Class A Trust Units, Class B Trust Units, Post-Arrangement Entitlements and, if applicable, common shares in the former Esprit Exploration Ltd., such will receive certificate(s) representing the new Trust Units.

Unitholders holding Class A Trust Units or Class B Trust Units through a brokerage account will not need to take any action.

Tax Implications to Securityholders

(i) Class B Trust Units

The Reclassification is not expected to have any tax implications for holders of Class B Trust Units.

(ii) Class A Trust Units

The Reclassification results in a disposition of Class A Trust Units for income tax purposes for both holders of Class A Trust Units resident in Canada and holders of Class A Trust Units resident in the United States.

Non-residents of Canada will not generally be subject to any tax in Canada unless the Class A Trust Units are held in the course of carrying on business in Canada or the non-resident (together

with persons with whom the non-resident is not dealing at arm's length) has at any time held 25% or more of the Class A Trust Units.

It is anticipated that residents of the United States will not generally be subject to any tax in the United States upon the exchange of their Class A Trust Units for Trust Units under the Reclassification as the economic terms of the two securities are expected to be identical.

Residents of Canada who hold Class A Trust Units will generally realize a capital gain (or a capital loss) equal to the amount by which the fair market value of the Trust Units received is greater (or less) than the adjusted cost base of the Class A Trust Units disposed of on the Reclassification.

A holder of Class A Units that is a resident of Canada will generally be required to include in income one-half of the amount of any resulting capital gain (a "taxable capital gain") and will generally be required to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized by the holder in the same taxation year. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against capital gains realized in such years, to the extent and in the circumstances described in the Tax Act.

Taxable capital gains realized by a holder of Class A Units that is a resident of Canada and an individual or a trust, other than certain types of trusts, may give rise to alternative minimum tax depending on the holder's circumstances.

A holder of Class A Units that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3 per cent on certain investment income, including taxable capital gains. The 6 2/3 per cent tax is to be added to the Canadian-controlled private corporation's refundable dividend tax on hand account and will be eligible for refund at a rate of $1 for every $3 of dividends paid by the Canadian-controlled private corporation.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

For further information, contact Greg Jerome, Vice President, Finance and Corporate Secretary by telephone at (403) 213-3732.

9. Date of Report:

June 30, 2005.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Esprit Energy Trust Announces Commencement of trading of Single Class of Trust Units and Increased Exchangeable Share Ratio

(All amounts are in Canadian dollars, unless stated otherwise)

CALGARY, July 4 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") announces that effective June 30, 2005 its dual trust unit structure has been eliminated. The new single class of Trust Units will commence trading on the TSX on July 5, 2005 under the symbol "EEE.UN".

Further, the Trust announced an increase in the Exchange Ratio of each Exchangeable Share of Esprit Exploration Ltd. from 1.09412 to 1.10699. The increase in the Exchange Ratio is calculated by multiplying the $0.14 per unit distribution by the previous Exchange Ratio and dividing the product by the weighted average trading price of the Trust Units of the Trust for the five days ending on the distribution record date. This increase will be effective July 15, 2005.

A holder of Esprit Exploration Ltd. Exchangeable Shares can exchange all or a portion of their holdings, at any time, into Trust Units, by giving notice to their investment advisor or by completing the reverse side of their share certificates and submitting them to Computershare Trust Company of Canada at Suite 710, 538-8th Avenue S.W., Calgary, AB T2P 2S8, Attention: Corporate Actions.

Esprit is a Calgary based, natural gas weighted income trust. Esprit's operations are geographically concentrated in Alberta and are characterized by long life, gas focused assets. The Trust Units of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbol "EEE.UN".

%SEDAR: 00021286E

/For further information: please visit our web site at www.eee.ca or contact: Dan Payne, Business Analyst, Investor Relations, (403) 213-3764 or toll free 1-888-213-3713, ir(at)eee.ca/

(EEE.A. EEE.B.)

CO: Esprit Energy Trust

CNW 19:59e 04-JUL-05

Exemption Number
82-34890

ESPRIT ENERGY TRUST

- and -

ESPRIT EXPLORATION LTD.

ADMINISTRATION AGREEMENT

Effective August 16, 2004
(As amended and restated June 30, 2005)

TABLE OF CONTENTS

ADMINISTRATION AGREEMENT

THIS ADMINISTRATION AGREEMENT, made effective as of August 16, 2004 and amended and restated June 30, 2005, by and between ESPRIT ENERGY TRUST, an open-end unincorporated investment trust established pursuant to the laws of the Province of Alberta (the "**Trust**"), and ESPRIT EXPLORATION LTD., a corporation established pursuant to the laws of Canada (the "**Administrator**").

WHEREAS:

A. the Trust wishes to retain the Administrator to provide certain administrative, advisory and operational services (the "**Administrative Services**") in connection with the Trust and the Trust Units; and

B. the Administrator is willing to render the Administrative Services on the terms and conditions hereinafter set forth.

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties hereto covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.01 Definitions

As used herein, the following terms shall have the meanings set forth below:

(a) "**Administrator**" means Esprit;

(b) "**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(c) "**Agreement**" means this Administration Agreement, as amended, restated or modified from time to time;

(d) "**Applicable Laws**" means any applicable law including any statute, regulation, bylaw, treaty, guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award, decree or resolution of any Governmental Entity, whether or not having the force of law, binding on or applicable to any of the Parties hereto;

(e) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(f) "**Business Day**" means any day, other than a Saturday, Sunday or a day on which the principal chartered banks located in Calgary, Alberta are not open for business;

(g) "**Environmental Laws and Regulations**" means all environmental, health and safety laws, regulations, by-laws, resolutions and ordinances applicable to the Trust or its subsidiaries or affiliates, or any of their respective assets or properties, including, without limitation, (i) all regulations, resolutions, ordinances, decrees, guidelines, standards, policies and other similar documents and instruments of all Governmental Entities, and (ii) all laws, by-laws, regulations, resolutions, ordinances, guidelines, standards, policies and decrees relating to natural and human environmental matters (including air, land, surface water, ground water and real and personal property), public or occupational health and safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of a Hazardous Substance;

(h) "**Esprit**" means Esprit Exploration Ltd. and, as the context requires, its direct and indirect wholly-owned subsidiaries;

(i) "**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts, the Party claiming the Force Majeure is unable to prevent its occurrence or mitigate its effects, and which thus causes a delay or disruption in the performance of any obligation (other than the obligation to pay money due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include, without limitation, strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, acts of God, laws, rules, regulations, policies, orders, directives or restraints issued or imposed by any Governmental Entity, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any Governmental Entity; provided, however, that a Party's own lack of the funds or other financial problems shall not constitute "Force Majeure" in respect of such Party;

(j) "**Governmental Entity**" means any:

(i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(ii) any subdivision, agent, commission, board or authority of any of the foregoing; or

(iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(k) "**Hazardous Substance**" means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous good, constituent or other material

which is or becomes listed, regulated, or addressed under any Environmental Laws and Regulations, including asbestos, lead, petroleum and polychlorinated biphenyls;

(l) "**Parties**" means the Administrator and the Trust, and their respective permitted successors and assigns and "**Party**" means any one of them;

(m) "**Person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, pension the funds, business trusts or other organizations (including governments, agencies and political subdivisions thereof), whether or not legal entities;

(n) "**subsidiary**" means in respect of any Person (i) any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) are at the time directly, indirectly or beneficially owned or controlled by such Person or one or more of its subsidiaries or by such Person and one or more of its subsidiaries, and (ii) any partnership of which at least a majority of the outstanding partnership interests, income interests or capital interests are at the time directly, indirectly or beneficially owned or controlled by such person or one or more of its subsidiaries or by such Person and one or more of its subsidiaries;

(o) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c. 1 and the regulations promulgated thereunder;

(p) "**Transfer Agent**" means the registrar and transfer agent from time to time for the Trust Units;

(q) "**Tribunal**" means:

(i) any court (including a court of equity);

(ii) any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(iii) any securities commission, stock exchange or other regulatory or self-regulatory body;

(iv) any board of trade, chamber of commerce or other business or professional organization or association;

(v) any arbitrator or arbitration tribunal; and

(vi) any other tribunal.

(r) **"Trust"** means Esprit Energy Trust, a trust constituted by the Trust Indenture;

(s) **"Trustees"** means the trustees of the Trust;

(t) **"Trust Expenses"** means all reasonable out-of-pocket expenses incurred by the Administrator in connection with carrying out its duties and obligations hereunder, including, without limitation, salary, wages and other forms of compensation paid to employees engaged in rendering the services to be performed hereunder and/or management fees paid to management entities which may be engaged to provide such services, together with all expenses assumed pursuant to Section 3.01, and all reasonable third party professional, legal, accounting and administrative costs and expenses;

(u) **"Trust Indenture"** means the Amended and Restated Trust Indenture dated June 30, 2005 by and among Donald R. Gardner, Douglas W. Palmer, John E. Panneton, Stephen J. Savidant, W. Mark Schweitzer, Eric Schwitzer, Stephen B. Soules, D. Michael G. Stewart and Robert A. Lehodey as the same may be amended or amended and restated from time to time;

(v) **"Trust Units"** means, the trust units created, issued and certified under the Trust Indenture; and

(w) **"Unitholders"** means the holders, from time to time, of one or more Trust Units.

1.02 Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Trust Indenture have the same meanings ascribed thereto in the Trust Indenture.

1.03 Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs, the provision of a Table of Contents, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.04 Interpretation

Words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, exhibit,

amendment or supplement thereto or any agreement in replacement thereof, all as permitted under the documents.

A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

1.05 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have been publicly announced by the Minister of Finance but which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Administrator may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.06 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.07 Currency

All dollar amounts referred to in this Agreement are in lawful money of Canada.

1.08 Liability of Administrator

The Administrator shall be liable to the Trust for any loss occasioned by any breach by it of the standard of care and duty prescribed by Section 6.01.

1.09 General Limitation of Liability and Indemnification - Trustees

The Parties hereto acknowledge that the Trustees are entering into this Agreement solely in their capacity as trustees on behalf of the Trust, and that the obligations of the Trust hereunder

shall not be personally binding upon any of the Trustees or any registered or beneficial holder of Trust Units or beneficiary under a plan of which a Unitholder is a trustee or carrier (a "**Trust Annuitant**"), and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the Trust Assets (as defined in the Trust Indenture).

ARTICLE 2 - SERVICES

2.01 General Delegation of Authority

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture and to the other provisions of this Agreement, the Trustees hereby delegate to the Administrator, and the Administrator hereby accepts the delegation of, the authority and responsibility and obligation to perform the Trustees' powers, duties and responsibilities under the Trust Indenture, and agrees to be responsible for the administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof. The exercise of powers by the Administrator shall not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act.

2.02 Administrative and Advisory Services

It is acknowledged and agreed that in furtherance of the obligations under Section 2.01 to perform the Trustee's powers, duties and responsibilities under the Trust Indenture and to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof, the Administrator will, subject to any applicable direction of the Trustees:

(a) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements, and investments relating to the Trust and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles which, as early as practicable, shall be in accordance with those required to be kept by a distributing corporation (as defined in the *Business Corporations Act* (Alberta)) (except that nothing herein shall be construed as requiring the books, records or documents of the Administrator to be audited) and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the Tax Act and the Regulations applicable with respect thereto, all as amended from time to time;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustees' obligations under the Trust Indenture;

(c) provide the Unitholders with annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information;

(d) submit all income tax returns and filings to the Trustees in sufficient time prior to the dates upon which they must be filed so that the Trustees have a reasonable opportunity to review them, execute them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(e) open, operate and close accounts and make other similar credit, deposit and banking arrangements and negotiate and sign banking and financing contracts and agreements;

(f) ensure compliance by the Trust with all Applicable Law and stock exchange requirements including without limitation, continuous disclosure obligations;

(g) provide investor relations services to the Trust;

(h) provide, for performing its obligations hereunder, office space, equipment and personnel including all accounting, clerical, secretarial, corporate and Administrative Services as may be reasonably necessary to perform its obligations hereunder;

(i) provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust from time to time and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustees may require or desire to permit any of them to make informed decisions in connection with the discharge by them of their responsibilities as Trustees, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(j) hold all annual and/or special meetings of Unitholders pursuant to Article XII of the Trust Indenture and prepare, approve and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(k) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Trust Indenture and under Applicable Laws and stock exchange requirements, including monthly and annual reports, notices, financial reports and tax information relating to the Trust;

(l) attend to all administrative and other matters arising in connection with any redemptions of Trust Units;

(m) if desirable, establish, implement and amend (when and as required, once established) operating procedures for monitoring non-resident ownership of Trust Units;

(n) monitor the status of the Trust Units as eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the

Trustees with written notice when the Administrator reasonably forsees that such Trust Units may cease to have such status, or, if not reasonably foreseen, when the Trust Units cease to have such status;

(o) ensure that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of the Tax Act since inception, assuming the requirements for such election are met, monitor the Trust's status as such a mutual fund trust and providing the Trustees with written notice when the Trust ceases or is at risk of ceasing to have such status;

(p) monitor the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be to expose the Trust to Part XI tax under the Tax Act;

(q) determine, from time to time, all amounts required to be determined pursuant to Article V of the Trust Indenture, including the amounts available for distribution to Unitholders, and arrange for payment thereof to the Unitholders in accordance with Article V of the Trust Indenture;

(r) establish, implement and amend (when and as required, once established) any distribution reinvestment plans, Trust Unit purchase plans, and incentive option and other compensation plans as may be determined by the Administrator to be desirable for the Trust to establish, and attend to all matters in connection with the operation of such plans;

(s) undertake all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any Person, any business combination, or any other similar transaction involving the Trust (the foregoing individually referred to as a "**Transaction**" and collectively as the "**Transactions**"), including all actions reasonably necessary in connection with, or in relation to, a compulsory acquisition in accordance with the Trust Indenture;

(t) approve, execute and deliver, on behalf of the Trust, such agreements, including exchange agreements and exchangeable security support agreements, as may be necessary or desirable to properly provide for the terms of exchangeable securities, including coattail provisions for the Trust Units in the event of a non-exempt take-over bid for the exchangeable securities and the conversion, exercise, redemption or exchange of such exchangeable securities for Trust Units;

(u) provide assistance in negotiating the terms of any financing required by the Trust or otherwise in connection with the Trust Assets;

(v) provide or cause to be provided to the Trustees any services reasonably necessary for the Trustees to be able to consider any future acquisitions or divestitures by the Trustees of Trust Assets;

(w) provide advice to the Trustees with respect to determining the timing and terms of future offerings of Trust Units, if any;

(x) provide advice and, at the request and under the direction of the Trustees, direction to the Transfer Agent;

(y) obtain and maintain appropriate liability insurance for the benefit of the Trustees;

(z) take all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Administrator and any affiliates;

(aa) prepare and approve any prospectus or comparable documents of the Trust to qualify the sale of securities from time to time;

(bb) promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust;

(cc) provide advice and assistance to the Trustees with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust;

(dd) in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement, the Administrator shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement and the Administrator is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Administrator shall be permitted to withhold amounts from other distributions to satisfy the Administrator's withholding tax obligations;

(ee) administer all matters relating to the Trust, including: (i) determining the total amounts owing to Unitholders; and (ii) providing Unitholders with periodic reports on the Trust Assets;

(ff) providing management services for the economic and efficient exploitation of the Trust Assets;

(gg) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for the Trust;

(hh) generally provide all other services as may be necessary or as requested by the Trustees of the Trust, for the administration of the Trust; and

(ii) take all actions necessary in connection with, or in relation to, all matters that the Trustees having the power and authority to exercise under the Trust Indenture,

may exercise from time to time, including, without limitation, those matters referred to in Section 9.2 of the Trust Indenture.

2.03 Restrictions on Delegation of Authority

Notwithstanding any other provisions of this Agreement, the Trustees shall not and are not hereby delegating to the Administrator any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Trust Units;

(b) the maintenance of a register of Unitholders;

(c) the delivery of distributions to Unitholders out of funds provided to it, although the calculation of distributions shall be made by the Administrator and approved by the board of directors of the Administrator and submitted by the Administrator to the Trustee their approval and for distribution to the Unitholders;

(d) the provision of a basic list of registered Unitholders (as defined in the Trust Indenture) to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(e) the amendment or waiver of the performance or breach of any term or provision of this Agreement on behalf of the Trust;

(f) the renewal or termination of this Agreement on behalf of the Trust; and

(g) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

2.04 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of the services under this Agreement it shall:

(a) perform all services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustees in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of the Trust in every material respect the provisions of:

(i) the agreements from time to time entered into in connection with the activities of the Trust; and

(ii) all Applicable Laws (including Environmental Laws and Regulations).

2.05 Administrator's Acknowledgment

The Administrator acknowledges that it is a party to and has received a copy of the Trust Indenture and is familiar with and understands the duties of the respective Parties thereto, including those duties of the Trustees which are being delegated to the Administrator under this Agreement.

2.06 Non-Resident Unitholders

The Administrator shall use its best efforts to monitor the residence status of holders of Trust Units. If, at any time, the Administrator is of the opinion that the Trustees should take any action as provided for in the Trust Indenture or otherwise to ensure that the Trust continues to qualify as a "unit trust" and a "mutual fund trust" under the Tax Act, it shall so advise the Trustees and provide the Trustees with an announcement, declaration or notice in a form suitable for use by the Trustees applicable to the circumstance and as required by the Trust Indenture. The Trustees shall provide, or cause to be provided, to the Administrator such information regarding the residence status of holders of Trust Units and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, and the Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section.

2.07 Authority of Administrator

Subject to Section 2.09, any direction of the Trustees from time to time and the terms of the Trust Indenture, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licenses, and other documents and agreements, to make applications and filings with Governmental Entities and to take such other actions as the Administrator considers necessary or appropriate in connection with the affairs of the Trust in the name of and on behalf of the Trust and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture or take any action required to be taken by the Trustees under the Trust Indenture or take any action requiring approval of the Trustees without such approval having been given.

2.08 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this Agreement and the Trust Indenture, all requisite powers and authorities, during the term of this Agreement, to provide the services hereunder to the Trust.

2.09 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distributions to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on behalf of the

Trust following the declaration by the Trustee that such amounts are due and payable by the Trust pursuant to Article V of the Trust Indenture; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

2.10 Certificate

The Administrator shall deliver to the Trustee at any time upon the demand of the Trustee but within 10 days of such a demand, a certificate signed by a senior officer of the Administrator stating that:

(a) the Administrator has complied with all of its duties contained in this Agreement and the Trust Indenture, which, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a default of the Administrator under this Agreement or the Trust Indenture or, if there has been a failure so to comply, giving particulars thereof;

(b) to the extent the Administrator has assumed powers, duties and responsibilities of the Trustee pursuant to Section 2.01 hereof, it and the Trust are in compliance with the Trust Indenture;

(c) the Trust is a "unit trust" or a "mutual fund trust" for the purposes of the Tax Act; and

(d) as at the end of such time period requested by the Trustee, the Trust Units were eligible investments for registered retirement savings plan, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act).

2.11 Notice to Trustees

The Administrator shall provide the Trustee prompt notice of any event or circumstance of which the Administrator shall become aware where the Trustee is required by the Trust Indenture to take specific action.

2.12 Execution of Documents

In carrying out the services hereunder, the Administrator may execute, for and on behalf of the Trust any instrument or document which the Administrator considers appropriate, in its sole discretion. Any such instrument or document shall be executed in accordance with, or substantially in accordance with, the following:

(a) ESPRIT ENERGY TRUST
By its Administrator, ESPRIT ACQUISITION CORP.

Per: ______________________________
Authorized Signatory

and

(b) in the case of any document required to be executed on behalf of the Trust in connection with a prospectus as follows:

ESPRIT ENERGY TRUST

By: ESPRIT ACQUISITION CORP., as Administrator of ESPRIT ENERGY TRUST

and provide for such signatures as may be required by Applicable Laws.

All reasonable efforts shall be made to ensure that every contract entered into on behalf of the Trust by the Administrator shall include a provision substantially to the following effect:

> The parties hereby acknowledge that [the Administrator] is entering into this agreement solely in its capacity as agent on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon any of the Trustees, [the Administrator], or any registered or beneficial holder of trust units of the Trust or any beneficiary under a plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Trust Indenture of the Trust dated as of August 16, 2004, as amended from time to time.

The rights conferred by any such provision shall be enforced by the Administrator for its benefit and the benefit of the Trust, as the case may be, and shall be held in trust and enforced by the Administrator for the benefit of the Trustees, the Trust, the Unitholders and the Trust Annuitants. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustees, the Administrator, any Unitholder, any holder of trust units or any Trust Annuitant.

ARTICLE 3 - PAYMENT OF EXPENSES

3.01 Expense Reimbursement

The Administrator shall be reimbursed for all Trust Expenses incurred by the Administrator in carrying out its obligations or duties under this Agreement. The Administrator shall calculate the Trust Expenses for each month and shall invoice the Trust in respect thereof by setting out the details of the services provided by the Administrator and the Trust Expenses and GST incurred by the Administrator pursuant to this Agreement. Such amounts shall be payable by the Trust not later than 30 days after such month. The Parties agree that the Trust

Expenses shall be treated for tax purposes as costs and expenses of the Party on whose behalf they were incurred, except as otherwise required by Applicable Law.

3.02 Payment of GST

Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "GST") and the Administrator shall be paid by the Trustees, on behalf of the Trust, in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto and such amounts shall be included and separately identified by the Administrator in the invoice described in Section 3.01 hereto.

3.03 Failure to Pay When Due

Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment), at a rate per annum equal to the prime rate charged by the Trust's principal banker plus 1% per annum from the date payment is due until the date payment is made.

3.04 No Fee

The Administrator shall not be entitled to the payment of a fee for the services provided by the Administrator to the Trust hereunder.

ARTICLE 4 - RECORDS

4.01 Books and Records

The Administrator shall keep proper books, records and accounts in which full, true and correct entries in conformity with Canadian generally accepted accounting principles and all requirements of Applicable Laws will be made of all dealings and transactions in relation to the activities of the Trust and the performance of the services under this Agreement at the Administrator's head office in the Province of Alberta.

4.02 Examination of Records

The Administrator shall make available to the Trustees and their authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Trust, wherever maintained. The Administrator shall permit the Trustees and their authorized representatives at any time during normal business hours on a Business Day to examine the books, records, drawings, computer-stored data, correspondence, accounting procedures and practices, cost analyses and any other supporting financial data, including invoices, payments or claims and receipts pertaining to the activities of the Trust maintained by the Administrator at its head office. Any examination at the Administrator's head office shall be conducted in a manner which will not unduly interfere with the conduct of the Administrator's business in the ordinary course. The Administrator shall

furnish to the Trustees or their authorized representatives such financial and operating data and other information with respect to the activities of the Trust as the Trustees or their authorized representatives shall from time to time reasonably request.

4.03 Compliance

The Administrator shall deliver to the Trustees within 90 days after the end of each fiscal year a certificate signed on behalf of the Administrator by the chief executive officer and the chief financial officer of the Administrator, or such other officers as may be agreed to by the Trust, stating that a review of the activities of the Administrator and the Trust during the preceding fiscal year has been made under the supervision of such officers and that, based on that review and their best knowledge, the Administrator has fulfilled all of its obligations, and complied with all of the terms of, this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year.

4.04 Compliance by Third Parties and Others

Where a third party has been engaged by the Administrator, the Administrator shall exercise commercially reasonable efforts to cause such third party to take such action as is necessary to permit the Administrator to remain in compliance with its obligations, duties and covenants under this Agreement and to cause such third party to refrain from taking any action which would result in the Administrator being in breach of its obligations, duties and covenants under this Agreement and the Administrator shall remain responsible for the actions of such third party.

ARTICLE 5 - OBLIGATIONS AND COVENANTS OF THE TRUST

5.01 Obligations and Covenants of the Trust

The Trust shall:

(a) grant access or cause access to be granted to the Administrator to the information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known pending or threatened suits, actions, claims, proceedings or orders by or against the Trust or any of its affiliates before any court or administrative tribunal.

ARTICLE 6 - ACTIVITIES OF ADMINISTRATOR

6.01 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Trust and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent oil and natural gas industry advisor and administrator having responsibilities of a similar nature would exercise in comparable circumstances. The Administrator's objective in exercising its powers and discharging its duties hereunder shall be to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such objective, the Administrator will employ prudent oil and natural gas business practices. All of the Administrator's activities in relation to this Agreement and the Trust will be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

(b) Subject to the prior approval of the Trustees of the delegation of any material obligations, which approval will not be unreasonably withheld, the Administrator may delegate specific aspects of its obligations hereunder to any other Person, provided that such delegation shall not relieve the Administrator of any of its obligations under this Agreement.

(c) Notwithstanding Section 6.01(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any Person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with this Section 6.01. Where possible, the Administrator will structure any delegation in a manner that will permit the Trustees on behalf of the Trust to bring an action directly against the delegatee.

6.02 Reliance

In carrying out its duties hereunder, provided the Administrator has acted in accordance with the standard of care set out in Section 6.01(a) hereof, the Administrator and its delegates shall be entitled to rely on:

(a) statements of fact of other Persons (any of which may be Persons with whom the Administrator is affiliated or associated) who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

(b) statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such Person to provide such statements, opinion, advice or information; and may employ such experts as may be necessary to the proper discharge of its duties.

The Administrator may rely, and shall be protected in acting, upon any instrument or other documents reasonably believed by it to be genuine and in force.

6.03 No Liability for Advice

The Administrator shall not be liable, answerable or accountable to the Trust, the Trustees or any Unitholder for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful default or gross negligence of the Administrator in performing its obligations hereunder.

6.04 Conflict of Interest

(a) To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, the Administrator shall resolve such conflicts, on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of the Administrator to deal fairly and in good faith with each group or persons.

(b) In the event that the interests of the Administrator are in conflict with those of the Trust or the Unitholders, the Administrator shall make decisions acting in good faith, having regard to the best interests of the Unitholders and the Trust and in a manner that would not contravene its fiduciary obligations to Unitholders.

6.05 Additional Information

The Trustees acknowledge that conducting the activities contemplated herein may have the incidental effect of providing additional information with respect to or augmenting the value of properties or assets in which the Administrator or its affiliates or associates have an interest and the Trustees agree that neither the Administrator nor its affiliates or associates shall be liable to account to the Trustees, the Trust or any Unitholder with respect to such activities or results; provided, however, that the Administrator shall not, in making any use of any such information, do so in any manner that the Administrator knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which the Trustees or the Trust are parties or are bound.

6.06 Confidentiality

Subject to Section 6.05, the Administrator shall not, without the prior written consent of the Trust, disclose to any third party any information about the Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required to the following disclosure:

(a) information disclosed as required by law or the regulations, rules or policies of any stock exchange on which any Trust Units are listed or as may be required by the regulations or policies of any Governmental Entity;

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c) information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this section shall survive the termination of this Agreement.

ARTICLE 7 - INDEMNIFICATION

7.01 Indemnification of the Administrator

The Administrator and any Person who is serving or shall have served as a director, officer or employee of the Administrator shall be indemnified and saved harmless by the Trust from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any Person referred to in this Section 7.01 may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.02 Indemnification of the Trust and the Trustees and Officers of the Trust

The Trust and the Trustees and officers of the Trust shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default or gross negligence of the Administrator in the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any other rights to which the Trust, the Trustees or the officers of the Trust may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

ARTICLE 8 - TERM AND TERMINATION

8.01 Term

Subject to Section 8.04, this Agreement shall continue in force for a period of 10 years from the Effective Date unless terminated earlier by the Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 8.06.

8.02 Automatic Renewal

Subject to Section 8.04 and 8.05 and any earlier termination pursuant to Section 8.01, upon the expiry of the 10 year initial term of this Agreement provided pursuant to Section 8.01, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Trust's right of earlier termination on the same basis as provided in Section 8.01 and subject to Section 8.04 and thereafter automatically for such additional three year renewal terms upon the expiry of each preceding renewal term, all subject to Section 8.01 and subject to Section 8.04.

8.03 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith deliver to the Trust all books, records, accounts, documents, systems and manuals which it has developed and maintained relating to the Trust pursuant to this Agreement;

(b) forthwith pay to the Trust, or to the order of the Trust, all monies collected and held for the Trust pursuant to this Agreement, after deducting any reimbursement of expenses to which it is then entitled pursuant to Sections 3.01 and 8.06;

(c) so soon thereafter as is reasonably practicable, deliver to the Trust, or to the order of the Trust, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(d) forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustees all property and documents of the Trust then in the custody of the Administrator.

8.04 Default upon Insolvency or Bankruptcy

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustees to the other, as the case may be, in the event that:

(a) the Trust terminates or a decision of the Unitholders is made to terminate or wind-up the Trust;

(b) the Administrator or the Trust, as the case may be:

(i) institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii) consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

(iv) makes an assignment for the benefit of its creditors generally;

(c) a court having jurisdiction enters a decree or order adjudging the Administrator or the Trust, as the case may be, a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(d) any proceeding with respect to the Administrator is commenced under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors' Arrangement Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(e) any proceeding with respect to the Trust is commenced under the *Bankruptcy and Insolvency Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants.

8.05 Default upon Material Breach

Subject to Article 9, this Agreement shall be immediately terminable by written notice from the Administrator or the Trustees to the other, as the case may be, in the event that the other Party defaults (the "**Defaulting Party**") in the performance of a material obligation under this Agreement, which default is not remedied within 30 days after written notice thereof has been delivered to the Defaulting Party.

8.06 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 8.01 or 8.04, the Trust shall either pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into with the approval of the Trust in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Trust) or, at the election of the Trust, assume the obligations of the Administrator under such contracts or any of them. Thereafter, from and after the effective date of termination of this Agreement, the Administrator shall not be entitled to any further reimbursement of out-of-pocket expenses but shall be reimbursed for all expenses incurred by it, prior to the effective date of termination.

8.07 Continuing Obligations

Notwithstanding termination of this Agreement, the Parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 9 - FORCE MAJEURE

9.01 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent that such obligations cannot be reasonably performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that the occurrence of an event of Force Majeure:

(a) affecting the Trust but not affecting the performance of the Administrator's obligations hereunder, shall not relieve the Trust of its obligation to make payments of the expenses of the Administrator; or

(b) affecting the Administrator but not affecting the performance of the Trust's obligations hereunder, shall not relieve the Trust of its obligation to make payments of the expenses of the Administrator incurred before the event of Force Majeure in respect of services performed by the Administrator prior to such event of Force Majeure.

The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either Party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

9.02 Notice

Upon the occurrence of an event of Force Majeure, the non-performing Party:

(a) shall give the other Party prompt written notice of the particulars of the event of Force Majeure and its expected duration; and

(b) shall use its best efforts to remedy its inability to perform.

ARTICLE 10 - RESOLUTION OF DISPUTES AND ARBITRATION

10.01 Dispute

If any issue, controversy, dispute, claim, question or disagreement of any kind or nature (a "**Dispute**") between the Parties arises out of or in connection with this Agreement, the Parties shall seek to settle the Dispute.

10.02 Arbitration

Except as is expressly provided in this Agreement, if the applicable Parties do not reach a solution pursuant to Section 10.01 within a period of 60 days following the first notice of the Dispute by any Party to the other, then upon written notice by any Party to the other, the Dispute shall be finally settled by arbitration in accordance with the provisions of the *Arbitration Act* (Alberta), provided that the following rules and provisions shall apply to the arbitration proceeding:

(a) The arbitration tribunal shall consist of one arbitrator appointed by mutual agreement of the Parties, or in the event of failure to agree within 10 Business Days following delivery of the written notice to arbitrate, any Party may apply to a judge of the Court of Queen's Bench of Alberta to appoint an arbitrator. The arbitrator selected by the Court shall be from a list of two individuals independent of each Party which shall be submitted to the court by each Party. The arbitrator shall be qualified by education and training to pass upon the particular matter to be decided.

(b) The arbitrator shall be instructed that time is of the essence in the arbitration proceeding and that in any event, the arbitration award must if at all possible be made within 45 days of the submission of the Dispute to arbitration or as soon thereafter as possible.

(c) After written notice is given to refer any Dispute to arbitration, the Parties will meet within 15 Business Days of delivery of the notice and will negotiate in good faith any changes in these arbitration provisions or the rules of arbitration which are herein adopted or which may be prescribed by the *Arbitration Act* (Alberta), in an effort to expedite the process and otherwise ensure that the process is appropriate given the nature of the Dispute and the values at risk.

(d) The arbitration shall take place in Calgary, Alberta.

(e) The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all related matters.

(f) Judgment upon any award may be entered in any Court having jurisdiction or application may be made to the Court for a judicial recognition of the award or an order of enforcement, as the case may be.

(g) All Disputes referred to arbitration (including the scope of the agreement to arbitrate, any statute of limitations, set-off claims, conflict of laws rules, tort claims and interest claims) shall be governed by the law of Alberta.

(h) The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs, or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the

Parties, their counsel and any person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise as required by law.

(i) The Parties agree that any fees charged by the arbitrator shall be shared equally by the Parties involved in the arbitration subject to any cost orders that the arbitrator may make.

10.03 Continued Performance

During the conduct of Dispute resolution procedures pursuant to this Article 10, the Parties shall continue to perform their respective obligations under this Agreement and neither Party shall exercise any other remedies to resolve such Dispute.

ARTICLE 11 - GENERAL MATTERS

11.01 No Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any Person, whether or not a Party, in connection with the discharge by the Administrator of such obligations.

11.02 Trustees Not Liable

The Parties hereto acknowledge that the Trustees are entering into this Agreement solely in their capacity as trustees of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustees or any registered or beneficial holder of Trust Units or any beneficiary under a plan of which a holder of Trust Units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Trust Indenture of the Trust dated as of August 16, 2004, as amended from time to time.

11.03 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns.

11.04 Assignment

This Agreement may be assigned by any Party hereto only with the prior written consent of the other Party.

11.05 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

11.06 Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile transmittal during normal business hours on any Business Day to the address of the Party, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile transmittal (as the case may be) if such delivery or facsimile transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a) To the Trust:

Esprit Energy Trust
900, 606 - 4th Street SW
Calgary, AB T2P 1T1

Attention: Chairman of the Board of Trustees
Telephone No. (403) 213-3700
Fax No.: (403) 213-3735

(b) To the Administrator:

Esprit Acquisition Corp.
900, 606 - 4th Street SW
Calgary, AB T2P 1T1

Attention: Chief Financial Officer
Telephone No. (403) 213-3700
Fax No.: (403) 213-3735

11.07 Governing Law and Attornment

The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any

legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.

11.08 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

11.09 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof between the Parties, other than as expressly set forth in this Agreement.

11.10 Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

11.11 Further Assurances

Each of the Parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

11.12 Time of the Essence

Time shall be of the essence in respect of this Agreement.

11.13 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.14 Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile transmission of the execution page hereof to the other Parties. A Party delivering this Agreement by facsimile transmission shall thereafter forthwith deliver to each of the other Parties an original execution page hereof with its original execution located thereon; provided, however, that any failure by a Party to so deliver such original signature page shall not affect the validity or enforceability hereof by or against that Party.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

ESPRIT ENERGY TRUST
by its Trustees

For and on behalf of the Trustees

Per: (signed) "Stephen J. Savidant"

Per: (signed) "Stephen B. Soules"

ESPRIT EXPLORATION LTD.

Per: (signed) "Stephen J. Savidant"

Per: (signed) "Stephen B. Soules"

Exemption No. 82-34890

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 30th day of September, 2004 and amended and restated as of the 30th day of June, 2005.

AMONG:

ESPRIT ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Esprit Trust")

- and -

ESPRIT EXPLORATION LTD., a corporation incorporated under the laws of Canada (hereinafter referred to as "Esprit")

- and -

ESPRIT EXCHANGECO LTD., a corporation incorporated under the laws of Canada (hereinafter referred to as "ExchangeCo")

WHEREAS pursuant to an arrangement agreement made the 16th day of August, 2004 among Esprit Exploration Ltd., Esprit Acquisition Corp., ProspEx Resources Ltd., ExchangeCo and Esprit Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of Esprit Acquisition Corp., which were issued pursuant to the Arrangement Agreement;

AND WHEREAS effective October 1, 2004, Esprit Exploration Ltd. and Esprit Acquisition Corp. amalgamated to form Esprit;

AND WHEREAS the articles of Esprit set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Esprit Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that Esprit will be able to make certain payments and to deliver or cause to be delivered trust units in the capital of Esprit ("Esprit Trust Units") in satisfaction of the obligations of Esprit under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices (as defined in the Share Provisions), all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter referred to the specified Article or Section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE II
COVENANTS

2.1 Covenants of Esprit Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Esprit Trust and ExchangeCo each agree that:

(a) Esprit Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Esprit Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Esprit, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Esprit or any other distribution of the assets of Esprit for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Esprit to cause to be delivered Esprit Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Esprit Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Esprit, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Esprit, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Esprit to cause to be delivered Esprit Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Esprit Trust will not exercise any vote as a direct or indirect shareholder of Esprit to initiate the voluntary liquidation, dissolution or winding-up of Esprit nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Esprit.

2.2 Segregation of Funds

Subject to the exercise by Esprit Trust or ExchangeCo of any of the Call Rights, Esprit Trust will cause Esprit to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable Esprit to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and Esprit will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Esprit Trust and ExchangeCo to comply with their respective obligations hereunder, Esprit will give Esprit Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of Esprit to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by Esprit of notice of; and (ii) Esprit otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Esprit or to effect any other distribution of the assets of Esprit among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by Esprit of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by Esprit of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of Esprit to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Esprit or to effect any other distribution of the assets of Esprit among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Esprit Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires Esprit to cause to be delivered Esprit Trust Units to any holder of Exchangeable Shares, subject to the exercise by Esprit Trust or ExchangeCo of any of the Call Rights, Esprit Trust shall forthwith issue and deliver the requisite Esprit Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as Esprit shall direct. All such Esprit Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5 Qualification of Esprit Trust Units

Esprit Trust and Esprit covenant that if any Esprit Trust Units (or other securities into which Esprit Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or

pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Esprit Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Esprit Trust or ExchangeCo to the initial holder thereof (other than Esprit) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Esprit Trust for purposes of Canadian federal or provincial securities law), Esprit Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Esprit Trust Units (or other securities into which Esprit Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Esprit Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Esprit Trust Units (or other securities into which Esprit Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Esprit Trust for the purposes of Canadian federal and provincial securities law). Esprit Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Esprit Trust Units (or other securities into which Esprit Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 Equivalence

(a) Esprit Trust will not:

(i) issue or distribute additional Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units) to the holders of all or substantially all of the then outstanding Esprit Trust Units by way of stock distribution or other distribution, other than an issue of Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units) to holders of Esprit Trust Units who exercise an option or right to receive distributions in Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units); or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Esprit Trust Units entitling them to subscribe for or to purchase Esprit Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Esprit Trust Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Esprit Trust Units:

(A) securities of Esprit Trust of any class other than Esprit Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Esprit Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Esprit Trust; or

(D) assets of Esprit Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Esprit Trust Units into a greater number of Esprit Trust Units; or

(v) reduce, combine or consolidate or change the then outstanding Esprit Trust Units into a lesser number of Esprit Trust Units; or

(vi) reclassify or otherwise change the rights, privileges or other terms of the Esprit Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Esprit Trust Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of Esprit and the holders of the Exchangeable Shares.

(b) Esprit Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Esprit Trust (with simultaneous notice thereof to be given by Esprit Trust to Esprit).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Esprit Trust Units (a "Bid") is proposed by Esprit Trust or is proposed to Esprit Trust or the holders of Esprit Trust Units, and is recommended by the trustees of Esprit Trust or is otherwise effected or to be effected with the consent or approval of the trustees of Esprit Trust, Esprit Trust or Esprit or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Esprit Trust Units, without discrimination, including, without limiting the generality of the foregoing, Esprit Trust or Esprit or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Esprit Trust or where Esprit Trust is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against Esprit (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Esprit Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Esprit Trust, ExchangeCo or any of their respective affiliates, Esprit Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of Esprit. Notwithstanding the foregoing, Esprit Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of Esprit Trust.

2.9 Esprit Trust and ExchangeCo Not to Vote Exchangeable Shares

Esprit Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Esprit Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Esprit Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Esprit Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until Esprit no longer has any Exchangeable Shares issued and outstanding, neither Esprit Trust nor ExchangeCo nor any of its Affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Esprit Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Esprit Trust, ExchangeCo or any of their respective affiliates, Esprit Trust and ExchangeCo will formulate a policy respecting whether Esprit Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE III
ESPRIT TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Esprit Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Esprit Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Esprit Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Esprit Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Esprit Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Esprit Trust Successor, ExchangeCo and Esprit shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Esprit Trust Successor shall possess and from time to time may exercise each and every right and power of Esprit Trust under this agreement in the name of Esprit Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the trustees or officers of Esprit Trust may be done and performed with like force and effect by the trustees or officers (or other agents or governing body) of such Esprit Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Esprit Trust with or into Esprit Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Esprit Trust provided that all of the assets of such subsidiary are transferred to Esprit Trust or another wholly-owned direct or indirect subsidiary of Esprit Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE IV
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Esprit Trust, ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Esprit Trust and Esprit

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Esprit Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Esprit Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Esprit Trust, Esprit and ExchangeCo and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Esprit Trust, ExchangeCo, Esprit or any combination of them for the protection of the holders of the Exchangeable Shares provided that the board of trustees of Esprit Trust, the board of directors of ExchangeCo and the Board of Directors of Esprit are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of trustees of Esprit Trust, the board of directors of ExchangeCo and the Board of Directors of Esprit, having in mind the best interests of the holders of Exchangeable Shares it may be

expedient to make, provided that such board of trustees and boards of directors, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the board of trustees of Esprit Trust, the board of directors of ExchangeCo and the Board of Directors of Esprit are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

Esprit, at the request of Esprit Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of Esprit, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a) if to Esprit Trust, Esprit or ExchangeCo to:

c/o Esprit Exploration Trust
900, 606 – 4th Street SW
Calgary, Alberta T2P 1T1

Attention: President and Chief Executive Officer
Facsimile No. (403) 213-3710

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by facsimile shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Attornment

Each of Esprit Trust, ExchangeCo and Esprit agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Liability of Esprit Trust

The parties hereto acknowledge that the obligations of Esprit Trust hereunder shall not be personally binding upon the trustees of Esprit Trust, Esprit or any holder of Esprit Trust Units and that any recourse against the trustees of Esprit Trust, Esprit Trust, Esprit or any holder of Esprit Trust Units in any manner in respect of any indebtedness, obligation or liability of Esprit Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Trust Indenture dated as of August 16th, 2004 governing Esprit Trust, as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be duly executed as of the date first written above.

ESPRIT EXPLORATION LTD., as administrator of ESPRIT ENERGY TRUST

By: (signed) "Stephen J Savidant"
Name: Stephen S. Savidant
Title: President and Chief Executive Officer

ESPRIT EXPLORATION LTD.

By: (signed) "Stephen J Savidant"
Name: Stephen S. Savidant
Title: President and Chief Executive Officer

ESPRIT EXCHANGECO LTD.

By: (signed) "Stephen J Savidant"
Name: Stephen S. Savidant
Title: President and Chief Executive Officer

Exemption Number
82-34890

ESPRIT ENERGY TRUST

AMENDED AND RESTATED TRUST INDENTURE

As of June 30, 2005

TABLE OF CONTENTS

ESPRIT ENERGY TRUST

THIS AMENDED AND RESTATED TRUST INDENTURE is made as of this 30th day of June, 2005, by and between **DONALD R. GARDNER**, an individual resident in the Province of Alberta, **DOUGLAS W. PALMER**, and individual resident in the Province of Alberta, **JOHN E. PANNETON**, an individual resident in the Province of Ontario, **STEPHEN J. SAVIDANT**, an individual resident in the Province of Alberta, **W. MARK SCHWEITZER**, an individual resident in the Province of Alberta, **ERIC SCHWITZER**, an individual resident in the Province of British Columbia, **STEPHEN B. SOULES**, an individual resident in the Province of Alberta and **D. MICHAEL G. STEWART**, an individual resident in the Province of Alberta, (each individual, while a trustee of the trust as herein provided, hereinafter called a "**Trustee**"; and collectively at any time, the individuals each of whom is at that time a Trustee, hereinafter called the "**Trustees**"), and **ROBERT A. LEHODEY**, an individual resident in the Province of Alberta (hereinafter called the "**Settlor**") and all persons who after the date hereof become holders of Trust Units of the trust as herein provided (collectively, at any time, each person who is at that time a holder of a Trust Unit of the trust as herein provided, hereinafter called the "**Unitholders**").

WHEREAS:

A. on August 16, 2004 the Settlor paid to the Initial Trustees (as defined herein) the Initial Contribution for the purpose of settling the Trust;

B. the beneficiaries of the Trust were initially divided into the holders of Class A Trust Units and Class B Trust Units of the Trust;

C. the Trustees have amended the Trust Indenture such that effective 5:00 p.m. (Calgary time) June 30, 2005 (the "**Reclassification Time**"): (i) certain ownership restrictions applicable to the Class B Trust Units were removed, (ii) the Class B Trust Units were renamed as "Trust Units", (iii) holders of Class A Trust Units were deemed to exchange the Class A Trust Units held by them for Trust Units, and (iv) the provisions in the Trust Indenture providing for Class A Trust Units and Class B Trust Units were deleted;

D. the Settlor and the Trustees desire that the beneficiaries of the Trust shall be the holders of Trust Units evidenced by certificates therefor as provided in this Trust Indenture;

E. the Settlor and the Trustees desire that the Trust shall at all times qualify as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsections 132(6) and (7) of the Tax Act; and

F. the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

NOW THEREFORE THIS TRUST INDENTURE WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustees declare, and covenant and agree with the Settlor, and the Settlor covenants and agrees with the Trustees as follows:

ARTICLE I
INTERPRETATION

1.1 Definitions

In this Trust Indenture (including the recitals hereto) and in the Trust Unit Certificates and schedules hereto, unless the context otherwise requires, the following terms shall have the following meanings:

(a) "**AcquisitionCo**" means Esprit Acquisition Corp., a corporation incorporated under the laws of Canada and includes any successors thereto;

(b) "**Administration Agreement**" means the administration agreement dated effective August 16, 2004 between the Administrator and the Trust, pursuant to which the Administrator has agreed to provide certain administrative and advisory services in connection with the Trust;

(c) "**Administrator**" means AcquisitionCo and includes any successors thereto;

(d) "**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(e) "**Applicable Exchange**" means the stock exchange designated by the Trustees from time to time;

(f) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(g) "**Arrangement**" means the arrangement under Section 192 of the *Canada Business Corporations Act* involving, among other things, the acquisition of all of the common shares of Esprit by AcquisitionCo, as more particularly set forth in the Plan of Arrangement;

(h) "**Auditors**" means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means KPMG LLP, Chartered Accountants;

(i) "**Book-Entry System**" means the record-entry securities transfer and pledge system known, as of the date hereof, by the same name, which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

(j) "**Business Day**" means a day which is not a Saturday, Sunday or holiday in the City of Calgary, in the Province of Alberta;

(k) "**Canadian Partnership**" means a "Canadian partnership" within the meaning of subsection 102(1) of the Tax Act;

(l) **"Cash Flow of the Trust"** shall have the meaning ascribed thereto in Section 5.1(a);

(m) **"Cash Redemption Price"** shall have the meaning ascribed thereto in Section 6.3;

(n) **"CDS"** means The Canadian Depository for Securities Limited and its successors;

(o) **"CDS Participant"** means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time effects book-based transfers with CDS and pledges of securities deposited with CDS;

(p) **"Class A Trust Units"** means the class A trust units of the Trust in existence prior to the Reclassification Time;

(q) **"Class B Trust Units"** means the class B trust units of the Trust in existence prior to the Reclassification Time;

(r) **"Closing Market Price"** means in respect of the Trust Units:

(i) the amount equal to the closing price of the Trust Units on the Applicable Exchange if there was a trade on such date;

(ii) if the Applicable Exchange does not provide for a closing price for the Trust Units, an amount equal to the average of the highest and lowest prices of the Trust Units on the Applicable Exchange if there was trading on such date; or

(iii) if there was not trading on such date, the average of the last bid and last ask prices of the Trust Units on the Applicable Exchange;

(s) **"Depository"** shall have the meaning ascribed thereto in Section 13.1(a);

(t) **"Distributable Cash Flow"** shall have the meaning attributed thereto in Section 5.1(b);

(u) **"Distribution Payment Date"** means a date on which the Trustees are required to make a distribution of Distributable Cash Flow, which date shall be on or about the 15th day of each month or, if any such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustees;

(v) **"Distribution Period"** means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof provided that the first Distribution Period shall begin on (and include) the Effective Date and shall end on (and include) the last day of the calendar month following the calendar month of the Effective Date;

(w) **"Distribution Record Date"** means until otherwise determined by the Trustees, the last Business Day of each calendar month of the year, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date or any additional days as may be determined from time to time by the Trustees;

(x) **"Effective Date"** means October 1, 2004;

(y) **"Effective Time"** means 12:01 a.m. (Calgary time) on the Effective Date;

(z) **"Esprit"** means Esprit Exploration Ltd., a corporation amalgamated under the laws of Canada and includes any successors thereto;

(aa) **"ExchangeCo"** means Esprit Exchangeco Ltd., a corporation incorporated under the laws of Canada and includes any successors thereto;

(bb) **"Global Trust Unit Certificate"** shall have the meaning ascribed thereto in Section 13.1(a);

(cc) **"Income of the Trust"** shall have the meaning ascribed thereto in Section 5.2(a);

(dd) **"Initial Contribution"** means the Canadian fifty dollar bank note bearing serial number FHW9616706 delivered by the Settlor to the Initial Trustees for the purpose of settling the trust constituted by the Trust;

(ee) **"Initial Trustees"** means Donald R. Gardner, John E. Panneton, Stephen J. Savidant, Eric Schwitzer, Stephen B. Soules and D. Michael G. Stewart, as the first trustees of the Trust;

(ff) **"Initial Unitholder"** means Gregory A. Jerome, an individual resident in the Province of Alberta, as the initial Unitholder of the Trust;

(gg) **"Inspector"** shall have the meaning ascribed thereto in Section 12.9;

(hh) **"In Specie Redemption Price"** shall have the meaning ascribed thereto in Section 6.5;

(ii) **"Market Price"** means in respect of the Trust Units the amount equal to the simple average of the closing price of the Trust Units for each of the trading days on the Applicable Exchange or other market on which the Trust Units are quoted for trading and on which there was a closing price; provided that if the Applicable Exchange or other market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, then the "market price" shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days if there was a trade; and provided further that if there was a trade on the Applicable Exchange or other market for fewer than five of the 10 trading days, then the Market Price shall be the simple average of the Closing Market Price on each of the 10 trading days;

(jj) "**Monthly Limit**" shall have the meaning ascribed thereto in Section 6.4(a);

(kk) "**Net Realized Capital Gains**" shall have the meaning ascribed thereto in Section 5.2(b);

(ll) "**Non-Resident**" means: (i) a person who is not resident in Canada for the purposes of the Tax Act; and (ii) a partnership other than a Canadian Partnership;

(mm) "**Note Indenture**" means the agreement dated October 1, 2004 between AcquisitionCo and Computershare Trust Company of Canada pursuant to which the Notes will be issued, as the same may be supplemented, amended or amended and restated from time to time;

(nn) "**Notes**" means the unsecured subordinated notes to be issued by AcquisitionCo pursuant to the Note Indenture;

(oo) "**NPI**" means the royalty granted pursuant to the Net Profits Interest Agreement dated effective October 1, 2004 between the Trust and Esprit;

(pp) "**Offer**" means an offer to acquire all of the outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Trust Units, constitute in the aggregate 20% or more of all outstanding Trust Units at the date of the offer to acquire;

(qq) "**offer to acquire**" includes an acceptance of an offer to sell;

(rr) "**Offeror**" means a Person, or two or more Persons acting jointly or in concert, that makes an Offer and includes any associate or affiliate of the Offeror or any person or company that is disclosed in the offering document relating to such offer to be acting jointly or in concert with the Offeror;

(ss) "**Ownership Rights**" means, all rights attaching to a Trust Unit, including the rights to vote at meetings of Trust Unitholders (or otherwise in respect of the Trust), to receive distributions declared thereon by the Trust, and to receive the remaining property of the Trust upon liquidation, dissolution or winding-up of the Trust;

(tt) "**Person**" means any individual, corporation, partnership, firm, joint venture, syndicate, trust, government or any other form of entity or organization;

(uu) "**Plan of Arrangement**" means the plan of arrangement set forth as Exhibit One to the Arrangement Agreement dated August 16, 2004 between Esprit, AcquisitionCo, ProspEx, ExchangeCo and the Trust pursuant to which such parties have proposed to implement the Arrangement, as the same may be amended or amended and restated from time to time;

(vv) "**pro rata share**" of any particular amount in respect of a Trust Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that

are outstanding and are owned by that Trust Unitholder at that time by the amount obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

(ww) "**ProspEx**" means ProspEx Resources Ltd., a corporation incorporated under the laws of the Province of Alberta and includes any successor thereto;

(xx) "**Reclassification Time**" means 5:00 p.m. (Calgary time) on June 30, 2005;

(yy) "**Redemption Price**" means the lesser of: (i) 95% of the Market Price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the Closing Market Price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for redemption;

(zz) "**Securities**" means bonds, debentures, notes or other evidence or instruments of indebtedness, shares, stocks, options, subscriptions, partnership interests, Trust Units or other evidence of title to or interest in the capital, assets, property, profits, earnings or royalties, of any Person;

(aaa) "**Settlor**" means Robert A. Lehodey, an individual resident in the Province of Alberta, as settlor of the Trust;

(bbb) "**Shares**" means the common shares in the capital of AcquisitionCo and any other shares received in exchange therefor;

(ccc) "**Special Resolution**" shall have the meaning ascribed thereto in Section 12.6(a);

(ddd) "**Special Voting Units**" shall have the meaning ascribed thereto in Section 3.10;

(eee) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1 and the *Income Tax Regulations* applicable with respect thereto, as amended from time to time;

(fff) "**this Amended and Restated Trust Indenture**", "**this Trust Indenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(ggg) "**Transfer Agent**" means such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Trust Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(hhh) "**Transfer Date**" shall have the meaning ascribed thereto in Section 6.5;

(iii) "**Trust**" means Esprit Energy Trust, a trust constituted by this Trust Indenture as the same may be amended or restated from time to time;

(jjj) "**Trust Assets**" means at any time, all monies, properties and other assets as are at such time held by the Trust or by the Trustees on behalf of the Trust including, without limitation:

(i) the Initial Contribution;

(ii) all funds or property realized from the issuance or sale of Trust Units or any other Securities of the Trust or cash received from time to time;

(iii) all Securities held by the Trust or by the Trustees on behalf of the Trust;

(iv) the Shares and the Notes;

(v) the NPI;

(vi) investments permitted pursuant to Section 4.3;

(vii) any proceeds of disposition of any of the foregoing property;

(viii) any Securities issued to the Trust by Esprit on the maturity of the Notes; and

(ix) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(kkk) "**Trust Call Right**" has the meaning set out in Section 6.1;

(lll) "**Trust Liabilities**" shall have the meaning ascribed thereto in Section 2.7(a);

(mmm)"**Trust Unit Certificate**" means a certificate, in the form approved by the Trustees, evidencing one or more classes of Trust Units, issued and certified in accordance with the provisions hereof;

(nnn) "**Trust Units**" means the trust units created, issued and certified hereunder as such and for the time being outstanding and entitled to the benefits hereof and which shall represent beneficial interests in the Trust Assets and, if applicable, additional classes of trust units;

(ooo) "**Trustee**" means, at any time, an individual who is, in accordance with the provisions hereof, a trustee of the Trust at that time including, without limitation, so long as they remain as trustees, each of the Initial Trustees; and "**Trustees**" means, at any time, all of the individuals each of whom is at that time a Trustee; and

(ppp) "**Unitholders**" means at any time the beneficiaries of the Trust who are the holders at that time of one or more Trust Units, as shown on the registers of such holders maintained by the Trust or by the Transfer Agent on behalf of the Trust;

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Trust Indenture to an act to be performed or which may not be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Trustees on behalf of the Trust or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof. Where any reference is made in this Trust Indenture to actions, rights or obligations of the Trustees, that reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustees in their capacity as Trustees of the Trust, and not in their other capacities, unless the context otherwise requires.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Gender

In this Trust Indenture, unless otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa and words importing a gender shall include the feminine, masculine and neuter genders.

1.5 Headings for Reference Only

The division of this Trust Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Trust Indenture.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any other determination is to be made or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section 1.6 is not applicable to Sections 5.1, 5.2, 5.3, 5.4, 5.8 and 5.10 and to defined terms used in such Sections.

1.7 Currency

All references in this Trust Indenture to "dollars" or "$" are to Canadian dollars, unless otherwise noted.

1.8 Time of the Essence

Time shall be of the essence in this Trust Indenture.

1.9 Governing Law

The Trust shall for all purposes be considered to be settled under the laws of the Province of Alberta and the laws of Canada applicable therein and this Trust Indenture and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the Courts of the Province of Alberta.

ARTICLE II
TRUST INDENTURE

2.1 Establishment of the Trust

The Trustees hereby declare and agree to hold the Trust Assets in trust for the use and benefit of the Unitholders, their successors, permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2 *Initial Contribution*

The delivery by the Settlor of the Initial Contribution to the Trustees for the purpose of settling the Trust is hereby confirmed.

2.3 Name of the Trust

(a) The Trust shall be known and designated as the "ESPRIT ENERGY TRUST" and, whenever lawful and convenient, the property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name.

(b) If the Trustees determine that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Trust hereby created shall be located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or such other place or places in Canada as the Trustees may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated, open-end, limited purpose mutual fund trust established for the purposes specified in Section 4.1. The Trust is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or any individual Trustee or the Unitholders or any of them or any Person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustees shall not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.6 Rights of Unitholders

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein and, except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustees. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are vested exclusively in the Trustees, and no Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Trust Indenture. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Trust Indenture.

2.7 Liability of Unitholders

(a) No Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any Person in connection with:

   (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom;

   (ii) the obligations or the activities or affairs of the Trust;

(iii) any actual or alleged act or omission of the Trustees or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Trust Indenture);

(iv) any act or omission of the Trustees or any other Person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Trust Indenture);

(v) any transaction entered into by the Trustees or by any other Person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Trust Indenture); or

(vi) except as provided in Section 5.8, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other Person on behalf of or in connection with the activities or affairs of the Trust,

(collectively, "**Trust Liabilities**").

(b) No Unitholder in its capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.7, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Assets represented by its Trust Unit Certificates.

2.8 Contractual Obligations of the Trust

In respect of any obligations or liabilities being incurred by or on behalf of the Trust, whether by the Trustees, the Administrator or otherwise, the party thereto shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholders nor the Trustees nor the Administrator have any personal liability or obligations in respect thereof. In particular, the party thereto shall make all reasonable efforts to include in every agreement entered into by or on behalf of the Trust, whether by the Trustees, the Administrator or otherwise, (except as the Trustees or the Administrator may otherwise expressly agree in writing with respect to their own personal liability) a provision substantially to the following effect:

> "The parties hereto acknowledge that the **[Trustees] [Administrator] [is/are]** entering into this agreement solely **[in their capacity as trustees] [in its capacity as agent on behalf]** of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the **[Trustees]**, **[the Administrator]** or any registered or beneficial holder of trust units of the Trust or any beneficiary under a

plan of which a holder of trust units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Trust Indenture of the Trust dated as of August 16, 2004, as amended from time to time."

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustees, the Administrator or any Unitholder. If, notwithstanding this provision, the Trustees, any Unitholder or the Administrator shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee, Unitholder or the Administrator shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

ARTICLE III
ISSUE AND SALE OF TRUST UNITS

3.1 Nature of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one or more class, described and designated as "Trust Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Subject to subsection 104(7.1) of the Tax Act, the Trust shall be entitled to issue Trust Units in different classes with each class having the rights, conditions and privileges attached thereto as determined by the Trustees at the time of issuance provided that the Trust shall have obtained such opinions or advice as the Trustees may consider appropriate from legal, accounting or investment advisors.

(c) Each Trust Unit shall represent an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets of the Trust in the event of the termination or winding-up of the Trust, provided however that the Trustees may cause the issuance of classes of Trust Units in addition to the Trust Units.

(d) Each Trust Unit shall entitle the holder thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

(e) Effective at the Reclassification Time:

(i) the terms of the Class B Trust Units shall be deemed to be amended to remove all restrictions or other provisions attaching to Class B Trust Units

other than the rights, privileges or restrictions set forth in this Trust Indenture;

(ii) the Class B Trust Units shall be renamed as "Trust Units"; and

(iii) each Class A Trust Unit issued and outstanding as at the Reclassification Time shall be deemed to be exchanged for one Trust Unit having the rights, privileges and restrictions as set forth in this Trust Indenture.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units which are authorized and may be issued hereunder is unlimited.

3.3 Issue of Unit to Initial Unitholder

(a) Concurrently with the execution and delivery of this Trust Indenture by the parties hereto, the Initial Trustees have executed and issued to the Initial Unitholder, in consideration for the payment of one hundred ($100.00) dollars, a Trust Unit Certificate for one Class B Trust Unit and the Initial Trustees have entered the Initial Unitholder on the register of the Trust as the holder of one Class B Trust Unit and countersigned the Trust Unit Certificate and delivered it to the Initial Unitholder.

(b) After the Effective Date, the Trust will purchase the initial one Class B Trust Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial one Class B Trust Unit to the Trust for a purchase price of one hundred ($100.00) dollars and, upon the completion of such purchase and sale, the initial one Class B Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Trust Indenture.

3.4 Future Issue of Trust Units

(a) Subject to the terms of this Trust Indenture, Trust Units may be issued by the Trust at the times, to the Persons, for the consideration and on the terms and conditions that the Trustees determine and, without limiting the generality of the foregoing, the Trustees may authorize the Trust to pay any commission which the Trustees determine to be reasonable to any Person in consideration of such Person purchasing or agreeing to purchase Trust Units from the Trust or from any other Person or procuring or agreeing to procure purchasers for Trust Units. At the option of the Trustees, Trust Units may be issued in satisfaction of any distribution of the Trust to Unitholders on a *pro rata* basis to the extent that the Trust does not have available cash to fund such distribution. The Trustees may create and issue installment receipts, subscription receipts, rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration), entitlements or options to subscribe for Trust Units or debt instruments and equity instruments that are convertible into or exchangeable for Trust Units (collectively, "**convertible securities**") which convertible

securities may be exercisable at any subscription price or prices, at any time or times and in any manner as the Trustees may determine. The convertible securities so created may be issued for any consideration or for no consideration, all as the Trustees may determine. A convertible security shall not be a Trust Unit and the holder of that convertible security shall not be a Unitholder.

(b) Trust Units are only to be issued as fully paid in money, property (including an obligation to pay consideration in installments), or past services, and are not to be subject to future calls or assessments; provided however that Trust Units may be issued for a consideration payable in installments and that the Trust may take security over such Trust Units to be issued under any such offering as security for unpaid installments. In determining whether property or past services are the fair equivalent of monetary consideration, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust, and the resolution of the Trustees allotting and issuing those Trust Units shall express the fair equivalent in money of the other consideration received.

3.5 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.7 or as a consequence of a consolidation under Section 3.7.

3.6 No Pre-Emptive Rights

No Person shall be entitled, as a matter of right, to subscribe for or purchase any Unit. There are no pre-emptive rights attaching to the Trust Units.

3.7 Consolidation of Trust Units

(a) Unless otherwise determined by the Trustees, immediately after any *pro rata* distribution of additional Trust Units to all Unitholders pursuant to Section 5.7, the number of the outstanding Trust Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In this case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

(b) Notwithstanding Section 3.7(a), where tax is required to be withheld from a Unitholder's share of the distribution, the consolidation will result in that Unitholder holding that number of Trust Units equal to: (i) the number of Trust Units held by the Unitholder prior to the distribution plus the number of Trust Units received by the Unitholder in connection with the distribution (net of the number of whole and part Trust Units withheld on account of withholding taxes); multiplied by (ii) the fraction obtained by dividing the aggregate number of Trust

Units outstanding prior to the distribution by the aggregate number of Trust Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholder. That Unitholder will be required to surrender the Trust Unit Certificates, if any, representing that Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing that Unitholder's post consolidation Trust Units.

3.8 Transferability of Trust Units

The Trust Units are transferable, subject to any restriction placed upon a given class of Trust Units pursuant to this Trust Indenture or any amendments or supplements thereto.

3.9 Non-Resident Ownership

(a) The Trust shall not be established or maintained primarily for the benefit of Non-Residents.

(b) At no time may Non-Residents be the beneficial owners of more than 49% of the Trust Units, on a basic or fully-diluted basis, and the Trust shall inform the Transfer Agent of this restriction. The Trust or Esprit may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident.

(c) If the Trust or Esprit becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units (or rights to acquire Trust Units) then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Trust or Esprit may make a public announcement thereof and shall not accept a subscription for such Trust Units from or issue or register a transfer of such Trust Units to a Person unless the Person provides a declaration in form and content satisfactory to the Trust or Esprit, as the case may be, that the Person is not a Non-Resident.

(d) If, notwithstanding Section 3.9(c), the Trust or Esprit determines that more than 49% of the Trust Units are held by Non-Residents, the Trust or Esprit, as the case may be, may in its discretion:

(i) exercise the Trust Call Right; or

(ii) send a notice to Non-Resident holders of the Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trust or Esprit, as the case may be, may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not more than 60 days.

(e) If the Unitholders receiving a notice under Section 3.9(d)(ii) have not sold the specified number of Trust Units or provided the Trust or Esprit, as the case may be, with satisfactory evidence that they are not Non-Residents within such 60 day period, the Trust may, on behalf of such Unitholders, sell such Trust Units and, in

the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale, the affected Unitholders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units. The Trust or Esprit may direct the Transfer Agent to do any of the foregoing.

(f) No liability shall accrue to the Trust, the Trustees or Esprit if the Trust Units of Non-Resident Unitholders are sold at a loss to such Unitholder. Unless and until the Trust shall have been required to do so under the terms hereof, the Trust shall not be bound to do or take any proceeding or action with respect to this Section 3.9 by virtue of the powers conferred on it hereby. The Trust and Esprit shall use reasonable commercial efforts to actively monitor the ownership of Trust Units (or rights to acquire Trust Units) by Non-Residents. It is acknowledged that the Trust cannot definitively monitor the Non-Resident holders of the Trust Units if the Trust Units are registered in the name of CDS. None of the Trust, the Trustees or Esprit shall be liable for any violation of the Non-Resident ownership restriction which may occur during the term of the Trust.

(g) Notwithstanding this Section 3.9, the Trust and Esprit, as the case may be, shall not enforce any restriction on the beneficial ownership of Trust Units by Non-Residents, make any public announcement in respect of the foregoing, or otherwise take any action otherwise under Sections 3.9(c) or (d) if it has received a legal opinion, advance tax ruling, Department of Finance comfort letter or any combination thereof, and, based on such opinion and/or documentation, the Trustees and or Esprit, as the case may be, are of the view, acting reasonably, that the failure to enforce Sections 3.9(c) or (d) would not result in the Trust ceasing to be a "mutual fund trust" for the purposes of the Tax Act.

(h) If the Tax Act is (or is proposed to be) amended in a manner which places new restrictions on Non-Residents beneficially owning Trust Units, the Trustees, upon the recommendation of Esprit, may take any action they consider necessary to ensure, to the extent possible, that the Trust maintains its status as a "mutual fund trust" for the purposes of the Tax Act.

3.10 Special Voting Units

There may be issued special voting units (the "**Special Voting Units**") entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the Trustees in the resolution authorizing the issuance of any such Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of the Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the trust on termination of the Trust.

ARTICLE IV
PURPOSE AND INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The Trust's operations and activities are restricted to:

(a) acquiring, investing, transferring, disposing of and otherwise dealing with, directly or indirectly, in any of the Securities issued by Esprit, including Securities of Esprit's subsidiaries and affiliates, the Shares and the Notes, and borrowing funds for that purpose;

(b) investing in any other Securities and in any other investments as the Trustees may determine and borrowing funds for that purpose;

(c) acquiring the NPI;

(d) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees for the purposes of making investments, paying the expenses and the liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Trust Units, or Securities of the Trust, and making distributions to Unitholders;

(e) issuing Trust Units, convertible securities or Securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of the Trust, completing any acquisition of Securities or any other assets for the benefit of the Trust, implementing Unitholder rights plans, distribution reinvestment plans, Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trustees for the benefit of the Trust; and making non-cash distributions to Unitholders as contemplated by this Trust Indenture including pursuant to distribution reinvestment plans or distribution reinvestment and Unit purchase plans, if any, established by the Trust;

(f) issuing debt securities, provided recourse shall be limited to the Trust Assets (including debt securities convertible into, or exchangeable for, Trust Units or other Securities of the Trust) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;

(g) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of Esprit or any subsidiary, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets, including Securities issued by Esprit or any subsidiary, as security for that guarantee, and subordinating its rights under the Notes to other indebtedness;

(h) disposing of any part of the Trust Assets;

(i) exercising the Trust Call Right;

(j) issuing or redeeming rights and Trust Units pursuant to any Unitholder rights plan adopted by the Trust;

(k) repurchasing and redeeming Securities of the Trust, including pursuant to any issuer bid made by the Trust;

(l) satisfying the obligations, liabilities or indebtedness of the Trust;

(m) performing all acts necessary, incidental, ancillary or related to any of the foregoing subsections (a) to (l); and

(n) undertaking such other activities or taking such other actions to conduct the business of the Trust as shall be approved by the Trustees from time to time,

provided that the Trust shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in the Trust not being considered a "mutual fund trust" for purposes of the Tax Act or in the Trust Units constituting "foreign property" for purposes of Part XI of the Tax Act.

4.2 Mutual Fund Trust

The Trust is established primarily for the benefit of persons who are residents of Canada (for the purposes of the Tax Act) and it is intended that at all times the Trust qualify as a "mutual fund trust" for purposes of the Tax Act and that the Trust Units do not constitute "foreign property" for purposes of Part XI of the Tax Act. In furtherance of that intention the Trustees shall use their reasonable commercial efforts to ensure that the Trust maintains its status as a mutual fund trust for purposes of the Tax Act, including without limitation by making the election contemplated by Section 16.7.

4.3 Other Investments

To the extent that any monies or other property received by the Trust or the Trustees are not to be immediately used by the Trustees for the purpose of making distributions under Article V of this Trust Indenture, the Trustees are hereby authorized and, where prudent to do so, shall invest such monies in: (i) short-term debt obligations of or guaranteed by the Government of Canada or a province of Canada; (ii) short-term commercial paper obligations of a corporation whose short-term commercial paper is rated R-1 (or higher) by Dominion Bond Rating Service Limited or the equivalent; (iii) short-term interest-bearing accounts and certificates of deposit issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks; or (iv) any combination of the foregoing. The Trustees shall not purchase or authorize the purchase of any investment which is "foreign property" under subsection 206(1) of the Tax Act if that purchase would result in the Trust exceeding the foreign property limitations contained in the Tax Act or result in the Trust Units being treated as "foreign property" for purposes of Part XI of the Tax Act. For the purpose of this Trust Indenture, "short-term" shall mean having a date of maturity or call for payment before the Distribution Payment Date in respect of the Distribution Record Date that next follows the date on which the investment is made.

ARTICLE V
DISTRIBUTIONS

5.1 Computation of Distributable Cash Flow of the Trust

(a) The "**Cash Flow of the Trust**", for, or in respect of, any Distribution Period shall be determined pursuant to the following provisions:

(i) all cash amounts which are received by the Trust for, and in respect of, the Distribution Period, including, without limitation, interest on the Notes, cash payments received on the NPI, interest, dividends and proceeds from the disposition of Securities, returns of capital and repayments of indebtedness, and all amounts received by the Trust in any prior Distribution Period to the extent those amounts were not included in its calculation of Cash Flow of the Trust in that prior Distribution Period and were not previously distributed, shall be included in the calculation;

(ii) the following amounts shall be deducted in the calculation:

(A) all costs, expenses and liabilities of the Trust which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining Cash Flow of the Trust in that prior period, including any interest payable by the Trust on any indebtedness of the Trust;

(B) all amounts which relate to the redemption of Trust Units or the exercise of the Trust Call Right and which have been paid or become payable in cash by the Trust in such Distribution Period; and

(C) any other interest expenses incurred by the Trust between distributions; and

(iii) the net proceeds of any issuance of Trust Units or Securities of the Trust after deducting any associated expenses shall be included in the calculation.

(b) The "**Distributable Cash Flow**" for, or in respect of, a Distribution Period shall be the Cash Flow of the Trust for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to:

(i) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of the Trust;

(ii) be retained by the Trust to comply with such limits or restrictions as may be agreed to between the Trustees and any lender(s) of the Trust or

contained in any loan agreement(s) entered into by Esprit or any subsidiary or affiliate of Esprit;

(iii) make allowances for contingencies or for working capital, investments or acquisitions; and

(iv) provide for the payment of any income tax liability of the Trust.

5.2 Computation of Income and Net Realized Capital Gains

(a) The "**Income of the Trust**" for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act (other than subsection 104(6) and ignoring any designations made under subsection 104(19)) having regard to the provisions thereof which relate to the calculation of the income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received or deemed to be received from taxable Canadian corporations, amounts paid or payable by the Trust to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "**Net Realized Capital Gains**" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds the total of:

(i) the aggregate of the capital losses of the Trust calculated in accordance with the Tax Act in the year;

(ii) any capital gains which are realized by the Trust as a result of a redemption of Trust Units pursuant to Article VI or the Trust Call Right;

(iii) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year; and

(iv) any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustees; provided that at the discretion of the Trustees, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of the net capital losses for the year and/or without subtracting the full amount of the net capital losses of the Trust carried forward from previous years.

5.3 Distributions of Distributable Cash Flow

The Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash Flow for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash Flow shall be determined by dividing

such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash Flow shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash Flow multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Subject to Sections 5.4 and 5.7, Distributable Cash Flow which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made to Unitholders pursuant to Section 5.3, the Trustees may declare to be payable and make distributions, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine, to Unitholders at the record date for the distribution.

(b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of the Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Trust Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable

to Unitholders pursuant to either Section 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

(d) In addition to the distributions which are made payable to Unitholders, the Trustees may designate any income or capital gain realized by the Trust as a result of the redemption of Trust Units pursuant to Section 6.5 to the redeeming Unitholders in accordance with that section.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations and elections in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received or deemed to be received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year, certain resource income as contemplated by subsection 104(29) and foreign source income of and foreign taxes paid by the Trust for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article V shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared or made payable to such Unitholder pursuant to this Article V, as of the date on which those amounts become payable.

5.7 Method of Payment of Distributions

(a) Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article V on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement to which the Trust is a party, the payment may, at the option of the Trustees, include the *pro rata* issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution, subject to all necessary regulatory approvals and applicable laws and being of the same class of Trust Units held by the Unitholder.

(b) The value of each Trust Unit which is issued pursuant to Section 5.7(a) shall be the market price (as defined in Section 6.3) of the respective class of Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under Section 5.4(a) or December 31 in respect of a distribution under Section 5.4(b), provided that if the particular date is not a Business Day then the market price (as defined in Section 6.3) shall be determined on the last Business Day which precedes such particular date.

5.8 Withholding Taxes

The Trustees may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution, whether those distributions are in the form of cash, additional Trust Units or otherwise. In the event of a distribution in the form of additional Trust Units, the Trustees may sell Trust Units of those Unitholders to pay those withholding taxes and to pay all of the Trustees' reasonable expenses with regard thereto and the Trustees shall have the power of attorney of the Unitholder to do so. Any such sale shall be made on any stock exchange on which the Trust Units are then listed and upon that sale, the affected Unitholder shall cease to be the holder of those Trust Units.

5.9 Tax Act Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article V which is defined in the Tax Act shall have for the purposes of this Article V the meaning that it has in the Tax Act.

5.10 Payments of Cash

Any payments of cash by the Trust to a Unitholder pursuant to this Article V or pursuant to any other provision of this Trust Indenture is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

ARTICLE VI
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem, at any time or from time to time, at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. The Trustees are entitled in their discretion to determine and designate whether any payments made in respect of any redemption are on account of income or capital.

The Trust shall have the right to purchase, at any time or from time to time, at its sole discretion, all or any part of the Trust Units registered in the name of the Unitholders at the prices determined in accordance with the conditions hereinafter provided (the "**Trust Call Right**"). The Trust Call Right shall constitute a separate and distinct right from the right of a Unitholder to require the Trust to redeem, at the demand of the Unitholder, all or part of the Trust Units.

6.2 Exercise of Redemption Right

(a) To exercise a Unitholder's right to require redemption under this Article VI, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form attached to the Trust Unit Certificate, shall be sent to the Transfer Agent at its principal office in the City of Calgary, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed (in the event a Global Trust Unit Certificate has not been issued by the Trust). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Transfer Agent and is accompanied by any further evidence that the Transfer Agent may reasonably require with respect to the identity, capacity or authority of the Person giving such notice.

(b) Upon receipt by the Transfer Agent of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice but before the applicable redemption. Trust Units shall be considered to be tendered for redemption on the date that the Transfer Agent has, to the satisfaction of the Transfer Agent, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

(c) The Trustees shall exercise the Trust Call Right if in their sole discretion they believe that such exercise would maintain the Trust's status as a mutual fund trust for the purposes of the Tax Act. If the Trustees decide that the Trust will exercise the Trust Call Right, the particular holders of Trust Units to which the Trust Call Right applies to shall be determined as follows:

  (i) in the inverse order of acquisition; or

  (ii) in such other manner as determined by the Trustees in their sole discretion.

6.3 Cash Redemption

Subject to the limitations summarized below, upon receipt by the Trust of the notice to redeem Trust Units in accordance with the provisions of the Trust Indenture, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Cash Redemption Price**") equal to the lesser of:

(a) 95% of the Market Price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) 100% of the Closing Market Price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were tendered to the Trust for redemption.

Subject to Sections 6.4 and 6.5, the Cash Redemption Price payable in respect of a given class of Trust Units surrendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption not later than the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed, except with respect to any outstanding payments in respect of such Trust Units pertaining to distributions declared payable thereon to such former Unitholders of record on a date which was prior to the date upon which such Trust Units were tendered for redemption.

6.4 No Cash Redemption in Certain Circumstances

Section 6.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) the total amount payable by the Trust pursuant to Section 6.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $100,000 (the "**Monthly Limit**"); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. In the absence of that waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 6.3 exceeds the Monthly Limit will be redeemed for cash pursuant to Section 6.3 by order of the date on which Trust Units are tendered for redemption, and, for all Trust Units tendered on the same date, on a *pro rata* basis up to the maximum total amount which does not exceed the Monthly Limit and, subject to the receipt of any applicable regulatory approvals, by a distribution in specie of Securities of the Trust under Section 6.5 on a *pro rata* basis;

(b) at the time the Trust Units are tendered for redemption, the Trust Units are not listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or

(c) the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption.

6.5 In Specie Redemption

If, pursuant to Section 6.4, Section 6.3 is not applicable to Trust Units tendered for redemption by a Unitholder, such Unitholder shall, instead of the Cash Redemption Price per Unit specified in Section 6.3, be entitled to receive a price per Trust Unit (hereinafter called the "**In Specie Redemption Price**") equal to the fair market value thereof as determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the Securities held by the Trust, on the basis, per Trust Unit tendered for redemption, of the number of each class of Securities owned by the Trust on the date such Trust Units were tendered for redemption, each such class of other Securities divided by the number of Trust Units of the Trust outstanding on such date. If the Trust does not have sufficient Securities to satisfy the In Specie Redemption Price, or if the Trustees otherwise so choose at their discretion, the Trust may itself issue unsecured subordinated notes with a principal amount equal to the In Specie Redemption Price not otherwise satisfied with Securities of the Trust, to holders of Trust Units with the interest rate of such notes set at the time of issuance as determined by the Trustees. No fractional Securities shall be distributed and where the number of Securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of Securities determined as aforesaid. The Trust shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any Securities being transferred to and including the Transfer Date. Payments by the Trust of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the Securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

6.6 Exercise of the Trust Call Right

(a) The exercise by the Trust of the Trust Call Right shall be governed by this Section 6.6.

(b) In the event that it appears to the Trust, or in the event of a determination by the Trustees that, the number of Trust Units held by Non-Residents exceed 49% of

the aggregate number of Trust Units, the Trust may exercise the Trust Call Right for such number of Trust Units held by Non-Residents as determined by the Trust and from such registered Non-Resident holders of Trust Units on the basis of inverse order to the order of registration, or on such other basis as is practicable and would not be unfairly prejudicial to, and would not unfairly disregard the interests of, persons beneficially owning or controlling Trust Units. For the purposes of determining the inverse order of registration, the Trust shall use the inverse order of registration as shown on the register of holders of the Trust Units.

(c) Upon receipt of notice that a Non-Resident holder of Trust Units is subject to the Trust Call Right, the holders thereof shall be entitled to receive an amount equal to the Cash Redemption Price which shall be paid pursuant to the following procedures:

(i) the Trust shall have the option to pay the Cash Redemption Price equal to 100% of the Closing Market Price on the principal market on which the Trust Units are quote for trading, on the date of the exercise of the Trust Call Right; or

(ii) the Trust may issue Notes with a principal amount equal to the unsatisfied Cash Redemption Amount.

(d) The Trust may suspend all Ownership Rights of a Non-Resident holder of Trust Units who is deemed to have had Trust Units redeemed pursuant to the Trust Call Right (the "**Called Trust Units**").

(e) In the event of any redemption of Called Trust Units, the Trust shall, not later than 10 days thereafter deposit the redemption price therefor in a segregated account and otherwise, with any trust company in Canada or the United States selected by it. The deposit shall be payable to the registered holder of the Called Trust Units redeemed on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the Called Trust Units. Any interest earned on any amount so deposited shall accrue to the benefit of the Trust.

(f) From and after any deposit made pursuant to Section 6.6(e), the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the Called Trust Units redeemed, other than the right to receive the trusts so deposited on presentation and surrender of the certificate or certificates representing the Called Trust Units redeemed.

(g) If a part only of the Trust Units represented by any certificate are redeemed in accordance with this Section 6.6, the Trust or the Transfer Agent shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the Trust Units.

(h) So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit is made pursuant to this Section 6.6, the Trust shall send a notice

to the registered holder of the Called Trust Units redeemed and the notice shall state:

(i) that a specified number of Trust Units has been redeemed;

(ii) the consideration payable in respect of the redemption price;

(iii) the name and address of the trust company at which the Trust has made the deposit of the net proceeds of the redemption; and

(iv) all other relevant particulars of the redemption.

(i) For greater certainty, the Trust may redeem Called Trust Units in accordance with this Section 6.6 despite the fact that the Trust does not possess the certificate or certificates representing the Called Trust Units at the time of the redemption. If, in accordance with this Section 6.6, the Trust redeems Called Trust Units without possession of the certificate or certificates representing the Called Trust Units and, after the redemption, a person establishes that it is a *bona fide* purchaser of the Called Trust Units redeemed, then, subject to applicable law the Called Trust Units held or beneficially owned by the *bona fide* purchaser are deemed to be, from the date of the redemption, validly issued and outstanding Trust Units in addition to the Called Trust Units and the ownership rights applicable thereto shall be restored. In circumstances where the original holder of Called Trust Units has disposed of such Called Trust Units to a *bona fide* purchaser and such Called Trust Units have also been redeemed by the Trust, the original holder of Called Trust Units shall have no claim to the proceeds of disposition placed in an account by the Trust under this Section 6.6 and the Trust shall be entitled to claim such proceeds. In the event that the original holder of Called Trust Units has claimed and been paid such proceeds of disposition, the Trust shall have a claim against the original holder of Called Trust Units to be reimbursed such funds.

(j) In administering the provisions of this Section 6.6, the Trustees may rely on any information on which the Trustees consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the Trustees may rely upon any declaration of a Unitholder, the securities register of the Trust, the knowledge of any trustee, officer or employee of the Trust or any advisor to the Trust and the opinion of counsel to the Trust.

(k) In administering the provisions of this Section 6.6, the Trustees shall act honestly and in good faith. Provided that the Trustees so act, they shall not be liable to the Trust and neither they nor the Trust shall be liable to any Unitholder or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to this Section 6.6.

(l) Notwithstanding any other provision of this Trust Indenture, the existence of a number of Trust Units held by Non-Residents in excess of 49% of the aggregate number of issued and outstanding Trust Units shall have no consequences except

those that are expressly provided for in this Section 6.6. For greater certainty, but without limiting the generality of the foregoing:

(i) no transfer, issue or ownership of and no title to Trust Units;

(ii) no resolution of Trust Unitholders; and

(iii) no act of the Trust, including any transfer of property to or by the Trust,

shall be invalid or otherwise affected, except as expressly provided for in this Section 6.6.

6.7 Cancellation of Trust Unit Certificates for all Redeemed Trust Units

All Trust Unit Certificates, if issued, which are redeemed under this Article VI shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

ARTICLE VII
TRUSTEES

7.1 Number of Trustees

The Trustees shall consist of not less than three and no more than eleven Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. Notwithstanding the foregoing, the number of Initial Trustees will be six (6).

7.2 Calling and Notice of Meetings

Meetings of the Trustees shall be called and held at such time and at such place as the Trustees, the chairman of the Trustees or any two Trustees may determine, and any one Trustee or officer of the Trust may give notice of meetings when directed or authorized by such Persons. Notice of each meeting of the Trustees shall be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Unitholders. A Trustee may waive notice and the presence of a Trustee at a meeting shall be deemed to be waiver of the notice requirement by that Trustee except where the Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called or convened. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone, fax, e-mail or other means of communication. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment, no other notice shall be required for any such regular meeting.

7.3 Place of Meetings

Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when the Trustee attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.4 Meetings by Telephone

A Trustee may participate in a meeting of the Trustees or of a committee of the Trustees by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

7.5 Quorum

The quorum for the transaction of business at any meeting of the Trustees shall consist of a majority of the number of Trustees then holding office, and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees, provided that the Trustee shall not transact business at a meeting of Trustees unless a majority of Trustees present are resident of Canada for the purposes of the Tax Act.

7.6 Chairman

The chairman of the Trustees shall be chosen by the Trustees. The chairman of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chairman of the Trustees or if such person is not present, the Trustees present shall choose one of their number to be chairman.

7.7 Action by the Trustees

At all meetings of the Trustees every question shall be decided by a majority of the votes cast on the question. In the case of equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts, and delivered by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

7.8 Adjourned Meeting

Any meeting of Trustees may be adjourned from time to time by the chairman of the meeting with the consent of the Trustees present at the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated upon its adjournment.

7.9 Remuneration and Expenses

The Trustees shall be paid such reasonable remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director, officer or employee of Esprit or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. Nothing herein contained shall preclude any Trustee from serving the Trust in any other capacity and receiving remuneration therefor. The Trustees may be eligible to participate in any incentive plan adopted by the Trust, or its subsidiaries.

7.10 Officers

The Trustees may, from time to time, appoint one or more officers of the Trust, including without limitation a chairman of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held.

ARTICLE VIII
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEES

8.1 Qualification of Trustees

The following persons are disqualified from being a Trustee of the Trust:

(a) anyone who is less than 18 years of age;

(b) anyone who is of unsound mind and has been so found by a court in Canada or elsewhere;

(c) a person who is not an individual; and

(d) a person who has the status of bankrupt.

No more than one-third of the Trustees at any time may be non-residents of Canada as defined in the Tax Act.

8.2 Appointment of Trustees

The Initial Trustees are hereby appointed as the initial Trustees of the Trust for an initial term of office which, subject to Section 8.5, shall expire (subject to further appointment) at the close of the first annual meeting of Unitholders. In addition, the Initial Trustees shall be entitled to appoint additional Trustees for a term to expire (subject to further appointment) at the close of the first annual meeting of Unitholders. Except as otherwise provided in this Trust Indenture, Trustees shall be appointed (including the reappointment of incumbent Trustees) at each annual

meeting of Unitholders, and may be appointed at a special meeting of Unitholders, in each case to hold office, subject to Section 8.5, for a term expiring at the close of the next annual meeting of Unitholders following such an appointment. Any such appointment (other than by the Initial Trustees) shall be made either by a resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 12.10. Notwithstanding the foregoing:

(a) if no Trustees are appointed at the annual meeting of Unitholders held immediately before the term of office of such Trustees expires, such Trustees shall continue to hold the office of Trustee under this Trust Indenture until successors have been appointed or they cease to hold office; and

(b) notwithstanding Section 8.7, the Trustees may, between annual meetings of the Unitholders, appoint one or more additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Unitholders, but the number of additional Trustees so appointed shall not at any time exceed one-third of the number of Trustees who held office immediately after the expiration of the immediately preceding annual meeting of Unitholders.

8.3 Consent to Act

(a) A person who is appointed a trustee hereunder, other than the Initial Trustees, shall not become a Trustee until the person has, either before or after such appointment, executed and delivered to the Trust a consent substantially as follows:

> "To: Esprit Energy Trust (the "Trust")
> And to: The Trustees thereof
>
> The undersigned hereby consents to act as a Trustee of the Trust and hereby agrees, upon the later of the date of this consent and the date of the undersigned's appointment as a Trustee of the Trust, to thereby become a party, as a Trustee, to the Trust Indenture dated as of August 16, 2004, as amended from time to time, constituting the Trust.
>
> Dated: ________________________, _____.
>
> [Signature]
>
> [Print Name]"

(b) Upon the later of a person being appointed a Trustee hereunder and executing and delivering to the Trust a consent substantially as set forth in subsection (a) above, such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Trust Indenture.

8.4 Failure to Elect Minimum Number of Trustees

If a meeting of Unitholders fails to elect the minimum number of Trustees required by this Trust Indenture by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

8.5 Ceasing to Hold Office

A Trustee ceases to hold office when:

(a) he or she dies or resigns;

(b) he or she is removed in accordance with Section 8.6;

(c) he or she ceases to meet the qualifications as provided under Section 8.1; or

(d) he or she ceases to be a Canadian resident, unless at the time he or she ceases to be a Canadian resident no more than one-third of the Trustees, including the Trustee which has ceased to be a Canadian resident, are non-residents of Canada as defined in the Tax Act.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees of the Trust, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, or, if more than one-third of the Trustees would be Non-Residents, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee. Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Trust Indenture; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 9.10. Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee shall (a) cease to have the rights, privileges and powers of a Trustee under this Trust Indenture, (b) execute and deliver all documents as the remaining Trustees shall require for the conveyance of any Trust Assets held in that Trustee's name and to provide for or facilitate the transition of the Trust's activities and affairs to a successor trustee, (c) account to the remaining Trustees as they may require for all property which that Trustee holds as Trustee, and (d) resign from all representative or other positions held by such Trustee on behalf of the Trust, including as a director or officer of any person in which the Trust owns any Securities (directly or indirectly), and shall then be discharged as Trustee. Upon the incapacity or death of any Trustee, his or her legal representative shall execute and deliver on his or her behalf all documents as the remaining Trustees may require as provided in this Section 8.5. In the event that a Trustee or his or her legal representatives, as applicable, are unable or unwilling to execute and deliver those required documents, each of the remaining Trustees is hereby appointed as the attorney of the Trustee for the purposes of executing and delivering those required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act, 1992* (Ontario), exercisable during a Trustee's incapacity to manage property, or any similar

power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "**CPOA**"). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in future which results in the termination of this power of attorney.

8.6 Removal of Trustee

The Unitholders may remove any Trustee or Trustees from office, by resolution approved by a majority of the votes cast at a meeting of Unitholders called for that purpose. A vacancy created by the removal of a Trustee may be filled at the meeting of Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

8.7 Filling Vacancies

A quorum of Trustees may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the number of Trustees fixed by or pursuant to this Trust Indenture. If there is not a quorum of Trustees, or if there has been a failure to elect the minimum number of Trustees required by or pursuant to this Trust Indenture, the Trustees then in office shall forthwith call a special meeting of Unitholders to fill the vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 8.5, until the close of the next annual meeting of the Unitholders. The rights of the Trustees to control and exclusively administer the Trust and to have the title to the Trust Assets drawn up in their names or in the name of any other successor and all other rights of the Trustees at law shall vest automatically in any person who may, after the date of this Trust Indenture, become a Trustee upon that person's due appointment and qualification without any further act and that person shall then have all the rights, privileges, powers, authorities, obligations and immunities of a Trustee under this Trust Indenture whether conveyancing documents have been executed and delivered pursuant to Section 8.5 or otherwise.

8.8 Validity of Acts

An act of a Trustee is valid notwithstanding an irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE IX
CONCERNING THE TRUSTEES

9.1 Powers of the Trustees

Subject to the terms and conditions of this Trust Indenture, the Trustees may exercise from time to time in respect of the Trust Assets and the investments and affairs of the Trust any and all rights, powers and privileges that could be exercised by the legal and beneficial owner of those assets.

Subject to the specific limitations contained in this Trust Indenture, the Trustees shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustees were the sole and absolute beneficial owners of the Trust Assets in their own right, to do all acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created under this Trust Indenture. In construing the provisions of this Trust Indenture, the presumption shall be in favour of the powers and authority granted to the Trustees. The enumeration of any specific power or authority in this Trust Indenture shall not be construed as limiting the general powers or authority or any other specified power or authority conferred in this Trust Indenture on the Trustees. To the maximum extent permitted by Applicable Law the Trustees shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, but subject to any express limitations contained in this Trust Indenture, the Trustees may make any investments without being required to adhere to all of or any particular portion of the investment criteria or diversification requirements set forth in the *Trustee Act (Ontario),* as amended from time to time, or any similar criteria or requirements under equivalent legislation in any of the provinces or territories of Canada, and may delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

9.2 Specific Powers and Authorities of the Trustees

Subject only to the express limitations contained in this Trust Indenture and in addition to any other powers and authorities conferred by this Trust Indenture or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Unitholders shall have, and may exercise at any time and from time to time, the following powers and authorities which may or may not be exercised by the Trustees in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust Assets;

(c) to maintain records and provide reports to Unitholders;

(d) to collect, sue for and receive all sums of money or other property due to the Trust;

(e) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(f) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(g) to make or cause to be made application for the listing or quotation on any stock exchange or market of any class of Trust Units, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain any listing or quotation;

(h) to determine conclusively the value of any or all of the Trust Assets from time to time and, in determining that value, to consider any information and advice as the Trustees in their sole judgment, may deem material and reliable;

(i) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement), to cause those Trust Units to be issued for any consideration as the Trustees, in their sole discretion, may deem appropriate and to do all things and prepare and sign all documents to qualify those Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(j) to effect payment of distributions to the Unitholders as provided in Article V but not contrary to any provisions of any subordination agreement to which the Trust is a party, or the terms of the Notes, or the subordination provisions of the Note Indenture;

(k) to invest any and all funds and monies of the Trust in the manner set forth in Article IV;

(l) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any Securities comprising the Trust Assets (including the Notes) to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(m) subject to Section 9.4, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust Assets on such terms and conditions as the Trustees shall deem to be in the best interests of the Unitholders;

(n) where reasonably required, to engage or employ on behalf of the Trust any Persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(o) except as prohibited by law or as provided in this Trust Indenture, to delegate any of the powers and duties of the Trustees to the Administrator or any one or more agents, representatives, officers, employees, independent contractors, administrators or other persons without liability to the Trustees;

(p) to engage in, intervene in, prosecute, join, defend, compromise, settle, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(q) to arrange for insurance contracts and policies insuring the Trust, the Trust Assets, the business of Esprit or any direct or indirect subsidiary and/or any or all of the Trustees or the Unitholders, including against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees or Unitholders or otherwise;

(r) to cause legal title to any of the Trust Assets to be held by and/or in the name of one or more Trustees, or, except as prohibited by law, by and/or in the name of the Trust or any other custodian or Person, on such terms, in such manner, with such powers in such Person as the Trustees may determine and with or without disclosure that the Unitholders, the Trust or a Trustee is interested therein, provided however that should legal title to any of the Trust Assets be held by and/or in the name of any Person or Persons other than a Trustee or the Trust, the Trustees shall require such Person or Persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Unitholders;

(s) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust and for such purpose to draw, make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions);

(t) without limit as to amount, to lend funds to any Person including, without limitation, Esprit, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Unitholders by the Trustees;

(u) to guarantee, indemnify or act as a surety with respect to the payment or performance of any indebtedness, liabilities or obligations of any kind of Person including, without limitation, Esprit, or any affiliate or the Trust and, if required, to pledge Securities of such Person as security for such guarantee or indemnity;

(v) to enter into any subordination, postponement or priority agreement on behalf of the Trust with any lender or creditor to any Person, including Esprit or any affiliate of the Trust, pursuant to which, among other things, the Trust may agree

to subordinate and postpone its debt, security or any right to receive any income from any person and to be paid on the Notes by Esprit or any such affiliate (or any other debt obligations or security of Esprit or any such affiliate to the Trust) to the rights of such lender or creditor to Esprit or any affiliate of the Trust, and which agreement may further provide, without limitation, that in the event of a default by Esprit or any such affiliate of the Trust to any of its lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of Esprit or any such affiliate of the Trust will make any further payments in respect of the Notes (or other such obligations) to the Trust, and the Trust will not make any further cash distributions to Unitholders;

(w) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust Assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(x) to issue Trust Units or convertible securities for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Trust Indenture;

(y) to use their reasonable commercial efforts to ensure that (i) the Trust qualifies at all times as a "mutual fund trust" pursuant to subsection 132(6) of the Tax Act and (ii) the Trust Units will not be "foreign property" within the meaning of Part XI of the Tax Act; for greater certainty, in order to fulfill their obligations to ensure the Trust maintains its status as a "mutual fund trust" for purposes of the Tax Act having regard, inter alia, to the provisions of subsection 132(7) of the Tax Act, the Trustees shall have the right to require Unitholders to sell Trust Units, to require Unitholders to provide evidence of their status as a resident or non-resident of Canada, to suspend the voting rights and/or distribution rights attaching to Trust Units held by Unitholders who refuse to comply with a notice requiring them to sell Trust Units, and to sell, on behalf of such Unitholders, their Trust Units and to pay to them only the net proceeds of such sale;

(z) in addition to the mandatory indemnification provided for in Section 9.8 to the extent permitted by Applicable Law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings including, without limitation, the Trustees, the Depository, the Administrator or the Transfer Agent or an escrow agent, to such extent as the Trustees shall determine;

(aa) without the approval or confirmation of Unitholders, enact and from time to time amend or repeal regulations not inconsistent with this Trust Indenture containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust, but not in conflict with any provision of this Trust Indenture;

(bb) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Assets, the undertaking of the Trust or Income of the Trust, or imposed upon or against the Trust Assets, the undertaking of the Trust or Income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of the Trust's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(cc) to vote in favour of the adoption by the Trust of a Unitholders' rights plan which plan will be effective as at the date of such adoption if the Trustees determine in good faith that such action is appropriate. Such Unitholder rights plan shall terminate on the date which is six months from the date of such adoption unless ratified and confirmed by the Unitholders in accordance with this Trust Indenture;

(dd) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted to the Trustees under the terms of this Trust Indenture; and

(ee) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Trust Indenture including, without limitation, the negotiation and execution of the Administration Agreement.

The Trustees shall have the power to prescribe any form provided for or contemplated by this Trust Indenture and the Trustees may make, adopt, amend or repeal regulations containing provisions relating to the conduct of the affairs of the Trust not inconsistent with Applicable Law or with this Trust Indenture (the "**Trustees' Regulations**"). The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Trust Indenture which they may determine are necessary or desirable in interpreting, applying or administering this Trust Indenture or in administering, managing or operating the Trust. Any Trustees' Regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all Persons affected thereby. The Trustees shall, except as may be prohibited by Applicable Law, have the right to delegate authority for the above referenced matters to a manager or administrator where the Trustees determine in their sole discretion that such delegation is desirable to effect the administration of the duties of the Trustees under the Trust Indenture. The Trustees may also delegate certain powers for management of the day-to-day affairs of the Trust provided that delegation is not inconsistent with this Trust Indenture.

9.3 Voting of Securities Held by the Trust

The Securities (including the Shares and the Notes) held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees at any and all meetings of securityholders of such Persons in which the Trust holds Securities, at which the holders of such Securities are entitled to vote.

9.4 Restrictions on Trustee's Powers

Notwithstanding Section 9.2, the Trustees may not at any time following the Effective Date under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of Esprit or AcquisitionCo with any other corporation, except pursuant to the Arrangement, or with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization;

(b) any sale or disposition of any Securities held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust Assets, except pursuant to the Arrangement, pursuant to an In Specie Redemption under Section 6.5, pursuant to any security granted under Section 9.2(w), pursuant to any internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

   (i) Esprit;

   (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

   (iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) and (ii) above; and

   (iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Esprit, except pursuant to the Arrangement, pursuant to any security granted by Esprit or under Section 9.2(w), pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

   (i) the Trust;

   (ii) Esprit;

   (iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Esprit to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

9.5 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on the Trust's behalf by one or more officers of the Trust or Esprit or Trustees as the Trustees may designate, appoint or authorize from time to time including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities.

9.6 Standard of Care and Duties

The Trustees shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act* (Alberta). Unless otherwise required by law, a Trustee shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. Each Trustee, in his or her capacity as trustee, shall not be required to devote his or her entire time to the investments, business or affairs of the Trust.

9.7 Fees and Expenses

As part of the expenses of the Trust, the Trustees may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the

Trust, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust shall be payable out of the Trust Assets.

9.8 Limitations on Liability of Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. Without limiting the generality of, and subject to, the foregoing, no Trustee shall be liable for any loss or damage which may occur to the Trust Assets or any part thereof (including any Securities whose ownership interests are comprised directly or indirectly in the Trust Assets) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of Persons, the Securities of which form part of the Trust Assets, including without limitation;

  (i) the reliance on information given at meetings or otherwise by the management of such Persons;

  (ii) the failure to act upon any information received from inquiring into the management of such Persons or otherwise;

  (iii) the failure to require the management of such Persons to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the Trust Assets; and

  (iv) the acquiescence in business arrangements entered into by such Persons even if such business arrangements prove detrimental to the interest of the Trust Assets;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of this Trust Indenture in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

Subject to this Section 9.8, none of the Trustees nor the officers nor any agent of the Trust shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust Assets or the affairs of the Trust, including in respect of any loss or diminution in value of any Trust Assets, to the Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustees. The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect to the

affairs of the Trust. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Trust Indenture or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under this Trust Indenture, the Trustees are and shall be conclusively deemed to be acting as trustees of the Trust Assets.

9.9 Indemnification of Trustees

Each Trustee, each former Trustee, each officer of the Trust and each former officer of the Trust shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or former Trustee or officer or former officer in consequence of his or her performance of his or her duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party or against whom any such claim, action or proceeding is commenced or proposed by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a director or officer of Esprit or any subsidiaries thereof; provided that a Trustee, former Trustee, director, officer or former director or officer shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of the actual fraud, dishonesty or gross negligence of such Trustee, former Trustee, director, officer or former director or officer. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.10 Conflicts of Interest

A Trustee or an officer of the Trust who is a party to, or is a director or officer of or has a material interest in any Person who is a party to, a material contract or transaction or proposed material contract or transaction with the Trust shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest, and shall not vote on any resolution to approve the contract or transaction, unless the contract or transaction is one relating primarily to his or her remuneration as a Trustee or one for indemnity or insurance in respect of him or her. Provided a Trustee has disclosed the nature and extent of his or her interest and refrained from voting in the manner contemplated in this Section 9.10, such Trustee shall be permitted to continue to act as a trustee of the Trust and shall not be subject to any liability to the Trust or the Unitholders with respect to such contract or transaction as aforesaid. Subject to the foregoing, each Trustee, in his or her personal capacity or in any other capacity, may buy, lend upon and deal in securities of the Trust and generally may contract and

enter into any financial transactions with the Trust without being liable to account for any profit made thereby and that contract or transaction shall not be void or voidable.

Each Trustee, in his or her personal capacity or in any other capacity, may carry on any other business or activities with any other Person and may act as a trustee to other trusts for gain, without being liable to account for any profit made thereby and/or without being under any obligation to provide any business or other opportunities identified during the course of carrying on any such activities to the Trust for the benefit of the Unitholders.

9.11 Conditions Precedent

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustees from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage they may suffer by reason thereof. None of the provisions contained in this Trust Indenture shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless it is given an indemnity and funding satisfactory to the Trustees, acting reasonably.

ARTICLE X
COMMITTEES OF TRUSTEES AND ADMINISTRATOR

10.1 Delegation

(a) Except as prohibited by law, the Trustees may appoint from their number one or more committees of Trustees and may delegate to the committees of Trustees or the Administrator pursuant to this Administration Agreement, such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Trust Indenture, without regard to whether such authority is normally granted or delegated by trustees.

(b) The Trustees may enter into the Administration Agreement and, subject to Section 9.4, any other contract with the Administrator relating to the Trustees' delegation of their duties hereunder to the Administrator, and pertaining to the Administrator's authority, term of appointment, compensation and any other matters deemed desirable by the Trustees. For greater certainty, the Trustees may grant broad discretion to the Administrator to administer and manage the day-to-day operations of the Trust, to act as independent contractor or agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions for and on behalf of the Trust.

10.2 Procedure

Unless otherwise determined by the Trustees, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chairman, if any, and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the Trustees. Each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, a committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE XI
AMENDMENT

11.1 *Amendment*

The provisions of this Trust Indenture may only be amended by the Trustees with the consent of Unitholders evidenced by Special Resolution; provided that the provisions of this Trust Indenture may be amended by the Trustees, at any time and from time to time, without the consent, approval or ratification of the Unitholders or any other person:

(a) prior to the Effective Date of the Arrangement; or

(b) at any time for the purpose of:

  (i) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

  (ii) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for the Unitholders;

  (iii) removing any conflicts or inconsistencies in this Trust Indenture or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

  (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authorities having jurisdiction over the Trustees or the Trust;

  (v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable; or

(vi) removing the Trust Call Right if the Trustees believe that it is not necessary for the Trust to continue to have such right to maintain its status as a "mutual fund trust" for the purposes of the Tax Act,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Tax Act, without the consent of the Unitholders given as set out above. In addition, no such amendment shall modify the right to one vote per class of Trust Unit or reduce the fractional undivided interest in the Trust Assets represented by any class of Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 11.1 without the consent of the holders of all of the Trust Units then outstanding.

11.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 11.1, the Trustees shall furnish written notification of the substance of the amendment to the Unitholders via press release.

ARTICLE XII
MEETINGS OF UNITHOLDERS

12.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called, commencing in 2005, on or before June 30 in each year, at a time and at a place in Canada set by the Trustees. The business transacted at such meetings shall include the presentation of the consolidated audited financial statements of the Trust for the immediately preceding fiscal year, the appointment of Trustees for the ensuing year in accordance with Article VIII, the appointment of Auditors and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article XII or as the Trustees may determine. Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 10% of the Trust Units then outstanding, such request specifying in reasonable detail the purpose or purposes for which such meeting is to be called. The chairman of any annual or special meeting shall be the Chairman of the board of Trustees or any other Trustee specified by resolution of the Trustees or, in the absence of any Trustee, any person appointed as chairman of the meeting by the Unitholders present. The Trustees, the officers of the Trust, the Auditors and any other person approved by the Trustees, the chairman of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting may attend meetings of the Unitholders.

12.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at his or her last address on the books of the Trust, mailed at least 21 days and not more than 60 days before the meeting, subject to applicable law. Such

notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

12.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 20% of the outstanding Trust Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote on a poll vote at any meeting of Unitholders, provided that any convertible securities authorized for issuance by the Trustees and carrying the right to vote, shall entitle the holder or holders of that Trust Unit to one vote at any meetings of Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 48 hours prior to the commencement of such meeting. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Unitholders may revoke a proxy by depositing an instrument in writing (which includes another proper form of proxy with a later date), at any time up to and including the last business

day preceding the day of the meeting, or by depositing it with the chairman of the meeting on the day of the meeting.

12.5 Resolutions Binding the Trustees

Unitholders shall be entitled to pass resolutions that will bind the Trustees or the Trust only with respect to the following matters:

(a) the election or removal of one or more Trustees as provided in Article VIII;

(b) the authorization of the matters set out in Section 9.4;

(c) the appointment of an Inspector as provided in Section 12.9;

(d) the termination of the Trust as provided in Section 14.2;

(e) the appointment or removal of Auditors as provided in Article XVII;

(f) the sale of all or substantially all of the Trust Assets;

(g) the ratification of any Trust Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Trust Unit purchase plan, Trust Unit option plan or other compensation plan requiring Unitholder approval under laws, regulations or stock exchange rules applicable to the Trust;

(h) the dissolution of the Trust prior to the end of its term; and

(i) any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval.

Except with respect to the above matters set out in this Section 12.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Trust Indenture and except for the matters set out in subsections (a), (c) and (e) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Unitholders represented at the meeting.

12.6 Meaning of "Special Resolution"

(a) The expression "**Special Resolution**" when used in this Trust Indenture means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the number of Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

(b) Notwithstanding Section 12.3, if at any meeting at which a Special Resolution is proposed to be passed the holders of 10% of the aggregate number of Trust Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairman of the meeting. Not less than 10 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section 12.6 shall be a Special Resolution within the meaning of this Trust Indenture, notwithstanding that the holders of less than 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy at such adjourned meeting.

(c) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

12.7 Meaning of "Outstanding"

Every Trust Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees or Transfer Agent for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Trust Unit Certificates shall be counted for the purposes of determining the number of Trust Units outstanding;

(b) for the purpose of any provision of this Trust Indenture entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any action under this Trust Indenture, Trust Units owned directly or indirectly, legally or equitably, by the Trust, Esprit or any affiliate thereof shall be disregarded;

(c) for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustees know are so owned shall be so disregarded; and

(d) Trust Units so owned which have been pledged in good faith other than to the Trust, Esprit or any affiliate thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the pledgee's right to vote such Trust

Units in his or her discretion free from the control of the Trust, Esprit or any affiliate thereof.

For the purposes of this Section 12.7, the Transfer Agent shall provide a certificate which will state the class number of Trust Units and the certificate numbers of certificates, if certificates are issued, held by the Trust, Esprit or any affiliate thereof. The Trustees shall be entitled to rely on such certificate in order to disregard the votes of any of the parties mentioned above.

12.8 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to receive notice of and to vote or act at any meeting or any adjournment thereof, the Trustees may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof. Any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Trust Units, except to the extent that the transferee of those Trust Units produces properly endorsed Trust Unit Certificates or otherwise establishes that he or she owns the Trust Units, and demands, not later than 10 days before the meeting that his or her name be included in the list of Unitholders before the meeting, in which case the transferee will be entitled to receive notice of and to vote his or her Trust Units at the meeting or any adjournment thereof. In the event that the Trustees do not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.2.

12.9 Appointment of Inspector

The Trustees shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 25% of the aggregate number of Trust Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Trust (the "**Inspector**"). An Inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. The Inspector shall not have any powers that are inconsistent with this Trust Indenture as may be conferred upon him or her at the meeting when the Inspector is appointed, but in all events shall not have any powers to act in any capacity as the Trustees or in place or instead of the Trustees in any manner under this Trust Indenture.

12.10 Resolutions in Writing

Notwithstanding any other provision of this Trust Indenture, a resolution in writing executed by Unitholders holding more than 66 2/3% of the outstanding Trust Units at any time shall be as valid and binding for all purposes of this Trust Indenture as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Sections 12.5 or 12.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

12.11 Binding Effect of Resolutions

Every resolution passed in accordance with the provisions of this Trust Indenture at a meeting of Unitholders shall be binding upon all the Unitholders, whether present at or absent from that meeting, and each and every Unitholder shall be bound to give effect accordingly to every such resolution.

12.12 No Breach

Notwithstanding any other provision of this Trust Indenture, Unitholders shall have no power to effect any amendment to this Trust Indenture which would require the Trustees to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustees under any agreement binding on, or obligation of, the Trust or the Trustees.

ARTICLE XIII
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

13.1 Nature of Trust Units

(a) The provisions of this Article XIII shall not in any way alter the nature of Trust Units or the relationships of a Unitholder to the Trustees and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Trust Units and the recording of all transactions in respect of Trust Units and Trust Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons. The Trust Units shall be issued in the form of the Trust Unit Certificates applicable to the class of Trust Unit. At the option of the Trustees, global Trust Unit Certificates (a "**Global Trust Unit Certificate**") may be issued in the name of and deposited by the Transfer Agent with, or on behalf of, CDS or a successor (collectively, the "**Depository**"), as custodian of the Global Trust Unit Certificates and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Trust Units represented in part by a Global Trust Unit Certificate will be entitled to a certificate or other instrument from the Trust or the Depository evidencing that purchaser's ownership thereof except in the circumstances where the Depository resigns or is removed from its responsibilities as depository and the Trustee is unable or does not wish to locate a qualified successor. Beneficial interests in the Global Trust Unit Certificates will be represented only through the Book-Entry System. Transfers of Trust Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(b) All references herein to actions by, notices given or payments made to Unitholders shall, where such Trust Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting

actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Trust Units outstanding, such direction or consent may be given by Unitholders acting through the Depository and the CDS Participants owning Trust Units evidencing the requisite percentage of the Trust Units. The rights of a Unitholder whose Trust Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such Unitholders and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustee may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective Unitholders and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(c) For so long as Trust Units are held through the Depository, if any notice or other communication is required to be given to Unitholders, the Trustees and the Transfer Agent will give all such notices and communications to the Depository.

(d) If the Depository resigns or is removed from its responsibilities as depository and the Trustee are unable or do not wish to locate a qualified successor, the Depository shall surrender the Global Trust Unit Certificates to the Transfer Agent with instructions from the Depository for registration of Trust Units in the name and in the amounts specified by the Depository and the Trust shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Trust Units then outstanding in the form of definitive Trust Unit Certificates representing such Trust Units.

13.2 Trust Unit Certificates

(a) Trust Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustees.

(b) If issued, Trust Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Trust Unit Certificates shall:

(i) be in the English language and may also be in the French language;

(ii) be dated as of the date of issue thereof;

(iii) contain the CUSIP number (if any) for the applicable class of Trust Unit; and

(iv) contain such distinguishing letters and numbers as the Trustees shall prescribe.

(d) In the event Trust Unit Certificates are also issued in the French language and any provision of the Trust Unit Certificates in the French language shall be susceptible

of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Trust Unit Certificate shall be signed on behalf of the Trustees and the Transfer Agent of such Trust Units. Signatures of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. Any Trust Unit Certificate which has one manual signature as provided above shall be valid notwithstanding that one or more persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of that Certificate.

13.3 Contents of Trust Unit Certificates

Until otherwise determined by the Trustees, each Trust Unit Certificate shall legibly set forth on the face thereof, *inter alia*, among other things the following:

(a) the name of the Trust and the words "A trust created under the laws of the Province of Alberta by a Trust Indenture dated as of August 16, 2004, as may be amended and restated from time to time" or words of like effect;

(b) the name of the Person to whom the Trust Unit Certificate is issued as Unitholder;

(c) the number and class of Trust Units represented thereby and whether or not the Trust Units represented thereby are fully paid;

(d) that the Trust Units represented thereby are transferable;

(e) the words "The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of the Trust Indenture, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(f) the words "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

Until otherwise determined by the Trustees, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(g) "The Trust Indenture provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims

of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(h) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Trust Units and any declarations that may be required.

The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

13.4 Register of Unitholders

Registers for the Trust Units shall be kept at the principal corporate trust office in Calgary, Alberta of the Transfer Agent, which registers shall contain the names and addresses of the Unitholders, the respective numbers and classes of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustees may from time to time designate. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustees shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

13.5 Transfer of Trust Units

(a) Subject to the provisions of this Article XIII and Section 3.8, the Trust Units shall be fully transferable without charge as between Persons, but no transfer of Trust Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the appropriate register or one of the branch transfer registers maintained by the Trustees, the Trust or the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Unit.

(b) Subject to the provisions of this Article XIII and Section 3.8, Trust Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agent. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Trust Units shall be issued to the transferee and a new certificate for the balance of Trust Units not transferred shall be issued to the transferor.

(c) Any Person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustees or the Transfer Agent and delivery of the existing certificate and any other documentation required by the Trustees, to the Trustees or the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustees or the Transfer Agent shall have actual or other notice of such death or other event.

(d) Trust Unit Certificates representing any number of Trust Units may be exchanged without charge for Trust Unit Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Trust Unit Certificates pursuant to the provisions of this Article XIII. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustees or the Transfer Agent and then shall be cancelled.

13.6 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustees may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

13.7 Performance of Trust

The Trustees, the Unitholders, the Transfer Agent or any other agent of the Trust shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

13.8 Lost Certificates

In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustees or the Transfer Agent may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustees or the Transfer Agent may in their or its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit

or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees or the Transfer Agent may deem necessary, to surrender any mutilated certificate and may require the applicant to supply a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees or the Transfer Agent may direct indemnifying the Trust and the Transfer Agent for so doing.

13.9 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Trust Indenture nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustees or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Trust Indenture.

13.10 Unclaimed Interest or Distribution

In the event that the Trustees shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the Person or Persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the public trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.

13.11 Offers for Units

(a) In this Section 13.11:

(i) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in subsection (b) below and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Trust Indenture;

(ii) "**Offeror's Notice**" means the notice described in subsection (c) below;

(iii) "**Offeror's Trust Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any affiliate or associate of the Offeror or any Person acting jointly or in concert with the Offeror;

(b) If an Offer for all of the outstanding Trust Units (other than Units held by or on behalf of the Offeror or an affiliate or associate of the Offeror) is made and by such Offer, the Offeror agrees to be bound by the provisions of this Article XIII and:

(i) within the time provided in the Offer for its acceptance or within 60 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Trust Units;

(ii) the Offeror is bound to take-up and pay for, or has taken-up and paid for the Trust Units of the Unitholders who accepted the Offer;

(iii) the Offeror complies with subsections (c) and (e) below,

the Offeror shall be entitled to acquire, and the Dissenting Unitholders shall be required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection (b) above, and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units, other than Offeror's Trust Units, have accepted the Offer;

(ii) the Offeror is bound to take-up and pay for, or has taken-up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) representing Units to the Trust within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection (c) above shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) representing Trust Units to the Trust, duly endorsed for transfer, if a Trust Unit Certificate has been provided.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection (c) above, the Offeror shall pay or transfer to the Trust, or to such other person as the Trust may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to subsection (b) above.

(f) The Trust, or the person directed by the Trust, shall hold in trust for the Dissenting Unitholders the cash or other consideration they or it receives under

subsection (e) above. The Trust, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to subsection (c) above, the Trust, if the Offeror has complied with subsection (e) above, shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trust's opinion may be necessary or desirable to cause the transfer of the relevant Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with subsection (d) above the consideration to which such Dissenting Unitholder is entitled under this Section 13.12; and

(iii) send to each Dissenting Unitholder who has not complied with subsection (d) above a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trust or some other person designated in such notice are holding in trust the consideration for such Trust Units;

(C) the Trust, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholders Trust Certificate(s) or such other documents as the Trust or such other person may require in lieu thereof; and

(D) the Trust is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

subject to applicable law, an Offeror cannot make an Offer for all of the outstanding Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

13.12 Power of Attorney

Each Unitholder hereby grants to the Trustees and each of them, their successors and assigns, a power of attorney constituting the Trustees, and each of them, with full power of substitution, as his or her true and lawful attorney to act on his or her behalf, with full power and authority in his or her name, place and stead, to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Trust Indenture, any amendment to this Trust Indenture and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the activities and affairs of the Trust as authorized in this Trust Indenture;

(c) all conveyances and other documents required in connection with the dissolution or liquidation of the Trust in accordance with the terms of this Trust Indenture; and

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust.

The power of attorney granted herein is irrevocable and will survive the death, disability or bankruptcy of the Unitholder or the assignment by the Unitholder of all or part of his or her interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE XIV
TERMINATION

14.1 Term of Trust

Subject to the other provisions of this Trust Indenture, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 16, 2004. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

14.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustees as the Unitholders determine, including a direction to distribute the Securities held by the Trust, or all of them, *in specie*. Following such approval by Special Resolution, the Trustees shall commence to wind up the affairs of the Trust as soon as may be reasonably practicable.

14.3 Automatic Termination

If the Trust ceases to hold any Trust Assets for any reason, the Trustees shall thereupon commence to wind-up the affairs of the Trust.

14.4 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustees shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the registers of Trust Units of the Trust shall be closed.

14.5 Powers of the Trustees Upon Termination

After the date on which the Trustees are required to commence to wind-up the affairs of the Trust, the Trustees shall carry on no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Trust Indenture.

14.6 Sale of Investments

After the date referred to in Section 14.4, the Trustees shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, sell and convert into money the Securities and all other assets comprising the Trust in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 14.2). If the Trustees are unable to sell all or any of the Securities or other assets which comprise part of the Trust Assets by the date set for termination, the Trustees may distribute the remaining Securities or other assets directly to the Unitholders in accordance with their *pro rata* share. Any Income of the Trust or Net Realized Capital Gains arising from the sale of such Securities shall be allocated, paid or made payable in accordance with Article V.

14.7 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Securities and other assets together with any cash forming part of the Trust Assets among the Unitholders in accordance with their *pro rata* share.

14.8 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Trust Units for cancellation within six months after the time specified in the notice referred to in Section 14.4, the Trustee shall give further notice to the remaining Unitholders to surrender their Trust Units for cancellation and if, within six months after the further notice, all the Trust Units shall not have been surrendered for cancellation, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their *pro rata* share of the remaining Trust Assets, and the Trustees may either take appropriate steps, or

appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into Court.

14.9 Responsibility of the Trustees after Sale and Conversion

The Trustees shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.4 and, after such sale, the sole obligation of the Trustees under this Trust Indenture shall be to hold such proceeds in trust for distribution under Section 14.7.

ARTICLE XV
SUPPLEMENTAL INDENTURE

15.1 Provision for Supplemental Indenture for Certain Purposes

The Trustees may, without approval of the Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Trust Indenture in the circumstances set forth in Section 11.1 where the Trustees may do so without the consent, approval or ratification of the Unitholders or any other Person; and

(b) modifying or amending any provisions of this Trust Indenture where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Trust Units as required under the terms of this Trust Indenture,

and any such indenture or instrument supplemental to this Trust Indenture shall be binding on all parties, including without limitation, all Unitholders on the later of (i) the date of execution, and (ii) the effective date of any required approval by Unitholders, of that indenture or instrument.

ARTICLE XVI
GENERAL

16.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Trust Indenture shall be given or sent through ordinary post addressed to each registered holder at his, her or its last address appearing on the registers; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of *The Globe and Mail*, the Financial Post section of the *National Post* or similar section of any other newspaper having

national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any written notice or written communication given to the Trustees shall be addressed to the Trustees at the head office of the Trust and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by fax or other means of prepaid, transmitted or recorded communication.

16.2 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

16.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

16.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article XVI shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all Persons having an interest in the Trust Units concerned.

16.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and upon payment of a reasonable fee, from the head office of the Trust a copy of this Trust Indenture and any amendments thereto relating to Trust Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustees a statutory declaration stating the name and address of the person requiring the Trustees to furnish the list of Unitholders and, if the person is a body corporate, the address for service thereof, and

that the list will not be used except in connection with (a) an effort to influence the voting of the Unitholders, (b) an offer to acquire Trust Units, or (c) any other matter relating to the Trust Units or the affairs of the Trust, obtain a list of the Unitholders for purposes connected with the Trust.

16.6 Income Tax: Obligations of the Trustees

The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the Tax Act (including any obligations of the Trust under Part XIII of the Tax Act) and neither the Trust nor the Trustees shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustees consistent with any such obligations or responsibilities.

16.7 Income Tax: Election

In respect of the first taxation year of the Trust, the Trust shall elect pursuant to subsection 132(6.1) of the Tax Act that the Trust be deemed to be a mutual fund trust for the entire year.

16.8 Income Tax: Deductions

The Trustees shall claim the maximum deductions available to the Trust or such lesser amounts as the Trustees may determine to be in the best interests of the Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of the Trust to nil.

16.9 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

16.10 Financial Disclosure

The Trust will send to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders and, in any event, on or before any earlier date prescribed by applicable securities laws, the annual consolidated financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative consolidated financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

(b) within 45 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year) and, in any event, on or before any earlier date prescribed by applicable securities laws, unaudited quarterly consolidated financial statements of the Trust for such fiscal quarter, together with comparative consolidated financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the

Canadian Institute of Chartered Accountants; provided that such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.11 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustees will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by applicable law and this Trust Indenture.

16.12 Taxation Information

Within the time required under the Tax Act, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information and forms as may be needed by such Unitholders in order to complete their tax returns in respect of the prior calendar year under the Tax Act and equivalent provincial legislation in Canada.

16.13 Power of Attorney to Esprit

Subject to the terms of the Administration Agreement, the Trustees hereby grant to the Administrator a power of attorney constituting Esprit, with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust.

16.14 Execution of Instruments

Any two Trustees shall have the authority to sign in the name of and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the foregoing shall not limit in any way the power of the Trustees to delegate to any person or persons the authority to sign in the name of and on behalf of the Trust any specific instrument or instruments in writing or instruments in writing generally.

ARTICLE XVII
AUDITORS

17.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

17.2 Appointment of Auditors

KPMG LLP, Chartered Accountants are appointed as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders. The Auditors will be elected at each succeeding annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Trustees.

17.3 Change of Auditors

The Auditors may at any time be removed by the Trustees with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

17.4 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder with the annual financial statements referred to in Section 16.10.

ARTICLE XVIII
MISCELLANEOUS

18.1 Successors and Assigns

The provisions of this Trust Indenture shall enure to the benefit of, and be binding upon, the parties and their heirs, executors, administrators, personal representatives, successors and assigns.

18.2 Counterparts

This Trust Indenture may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.3 Severability

If any provision of this Trust Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Trust Indenture in any jurisdiction.

IN WITNESS WHEREOF the Settlor has executed this Trust Indenture effective this 16th day of August, 2004.

(signed) "Robert A. Lehodey"
ROBERT A. LEHODEY, as Settlor

IN WITNESS WHEREOF the Trustees have executed this Trust Indenture effective this 30th day of June, 2005.

(signed) "Donald R. Gardner"
DONALD R. GARDNER

(signed) "Douglas W. Palmer"
DOUGLAS W. PALMER

(signed) "John E. Panneton"
JOHN E. PANNETON

(signed) "Stephen J. Savidant"
STEPHEN J. SAVIDANT

(signed) "W. Mark Schweitzer"
W. MARK SCHWEITZER

(signed) "Eric Schwitzer"
ERIC SCHWITZER

(signed) "Stephen B. Soules"
STEPHEN B. SOULES

(signed) "D. Michael G. Stewart"
D. MICHAEL G. STEWART

SCHEDULE "A"

To the annexed amended and restated trust indenture ("**Trust Indenture**") made as of the 30th day of June, 2005 and made between Donald R. Gardner, Douglas W. Palmer, John E. Panneton, Stephen J. Savidant, W. Mark Schweitzer, Eric Schwitzer, Stephen B. Soules and D. Michael G. Stewart (the "Trustees").

(Form of Trust Unit Certificate for the Trust Units)

TRUST UNITS

Esprit Energy Trust

(a trust created under the laws of the Province of Alberta)

No.________________ CUSIP NO 29666N301

ISIN CA29666N3013

THIS CERTIFIES THAT _________________ is the registered holder of ____________ fully paid Trust Units issued by Esprit Energy Trust (the "Trust") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of a trust indenture (which trust indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") made as of the 16th day of August, 2004, as amended and restated September 30, 2004 and June 30, 2005, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meanings when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented thereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the registers of transfers to be kept at the offices of the Transfer Agent in the cities of Toronto and Calgary, as applicable, and at such other place or places, if any, or by such other registrar or registrars, if any, as the Trust may designate, by the registered holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Transfer Agent, and upon compliance with such reasonable requirements as the Transfer Agent or other registrar may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings and instruments in writing signed by the holders of a specific majority of the Trust Units outstanding will be binding upon all Unitholders.

The Trust Indenture provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the Transfer Agent pursuant to the Trust Indenture.

IN WITNESS WHEREOF the Trust has caused this certificate to be signed by its duly authorized trustees.

DATED _______________

[signature] [signature]

Trustee Trustee

COUNTERSIGNED AND REGISTERED
COMPUTERSHARE TRUST
COMPANY OF CANADA
(TORONTO) (CALGARY)
TRANSFER AGENT AND REGISTRAR

By: ____________________________
Authorized Officer

[Reverse of Trust Certificate]

Exercise of Redemption Right – The Trust Indenture provides that each Unitholder is entitled to require the Trust to redeem, at any time from time to time, at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions provided in the Trust Indenture. Any notice requiring the Trust to redeem Trust Units shall be given during business hours on any Business Day to the Transfer Agent at its principal office in the City of Calgary by delivery to the Transfer Agent of the Trust Unit Certificate that represents the Trust Units to be redeemed by the Trust, together with the notice requesting redemption which appears below duly completed and properly executed. No such manner of execution shall be sufficient unless the same is, in all respects, satisfactory to the Transfer Agent and is accompanied by any further evidence that the Transfer Agent may reasonably require with respect to the identity, capacity or authority of a person giving such notice.

Upon receipt of a notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefore) including the right to receive any distributions thereon. Unitholders shall be entitled to receive a Cash Redemption Price or an In Specie Redemption Price per Trust Unit in accordance with the Trust Indenture. If the redemption amount is paid by cheque, the cheque will be drawn on a Canadian chartered bank or trust company, in lawful money of Canada, payable at par, to the order of the Unitholder who exercised the right of redemption.

TRANSFER FORM

For value received the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

(please print or typewrite name and address of transferee)

______________ Trust Units of Esprit Energy Trust represented by this certificate.

DATED: ____________________________ ____________________________

(SIGNATURE OF TRANSFEROR)

NOTICE: The signature to this transfer form must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by a member of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

COMPUTERSHARE'S PRIVACY NOTICE: In the course of providing services to you and our corporate clients, Computershare receives non-public personal information about you – your name, address, social insurance number, securities holdings, transactions, etc. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. You are required to provide your SIN if you will receive income on these securities. We will use this number for income reporting. Computershare may also ask for your SIN as an identification-security measure if you call or write to request service on your account; however you may decline this usage.

NOTICE OF REDEMPTION

TO: ESPRIT ENERGY TRUST

The undersigned registered holder of this Trust Unit Certificate hereby tenders the Trust Units represented by this Trust Unit Certificate to Esprit Energy Trust for redemption, subject to the terms and conditions set out in the Trust Indenture. This delivery constitutes a transfer of the tendered Trust Units to Esprit Energy Trust to enable Esprit Energy Trust to effect the redemption. By endorsing this notice of redemption, the undersigned represents and warrants that the Trust Units tendered are free and clear of any liens or encumbrances of any kind.

If less than the full number of the within Trust Units is to be redeemed, indicate in the space provided the number to be redeemed.

_____________________________ Trust Units Only

DATED: _______________________

Signature: _______________________ In the presence of: ___________________________
Holder Witness

Notice: The signature to this notice of redemption must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank, a major trust company in Canada or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

In the USA, signature guarantees must be done by a member of a "Medallion Signature Guarantee Program" only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.